Form 10-K, Exhibit 13
period 1993-12-31
TRUSTMARK CORP
filed 1994-03-29
CIK 36146

INDEPENDENT AUDITOR'S REPORT

The Board of Directors and Shareholders
Trustmark Corporation

We have audited the accompanying consolidated statements of income, changes in stockholders' equity and cash flows of Trustmark Corporation and subsidiaries for the year ended December 31, 1991. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the results of operations and cash flows of Trustmark Corporation and subsidiaries for the year ended December 31, 1991, in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche

Jackson, Mississippi
January 27, 1992

                    Report of Independent Public Accountants

To the Board of Directors and Shareholders
Trustmark Corporation:

We have audited the accompanying consolidated balance sheets of Trustmark Corporation (a Mississippi corporation) and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Trustmark Corporation and subsidiaries for the year ended December 31, 1991, were audited by other auditors whose report dated January 27, 1992, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trustmark Corporation and subsidiaries as of December 31, 1993 and 1992, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

As explained in Note 1 to the consolidated financial statements, effective January 1, 1993, the Corporation changed its method of accounting for income taxes.

/s/ Arthur Andersen & Co.

Jackson, Mississippi,
January 14, 1994.

                   Assets                                                           December 31,       1993          1992
                   ------                                                           ------------      -----------   -----------
      Trustmark
    Corporation
            and    Cash and due from banks (noninterest-bearing)                                    $   238,433   $   252,410
   Subsidiaries    Federal funds sold and securities purchased under reverse
                        repurchase agreements                                                            91,506       167,742
                   Trading account securities                                                             2,555         4,942
   Consolidated    Securities held for sale (fair value: $84,346 - 1993;
        Balance         $103,271 - 1992)                                                                 84,278       103,202
         Sheets    Investment securities (fair value: $1,838,485 - 1993;
($ In Thousands         $1,587,593 - 1992)                                                            1,796,828     1,533,148
   Except Share    Loans                                                                              2,116,938     1,943,766
          Data)         Less: Unearned income                                                            33,112        38,053
                                  Allowance for loan losses                                              62,650        49,500
                                                                                                     -----------   -----------
                        Net loans                                                                     2,021,176     1,856,213
                   Premises and equipment, net                                                           58,749        52,483
                   Accrued interest receivable                                                           34,982        33,478
                   Intangible assets                                                                     40,426        29,376
                   Other assets                                                                          63,093        52,146
                                                                                                     -----------   -----------
                        Total Assets                                                                $ 4,432,026   $ 4,085,140
                                                                                                     -----------   -----------
                                                                                                     -----------   -----------


                   Liabilities
                   -----------
                   Deposits:
                        Noninterest-bearing deposits                                                $   676,601   $   590,996
                        Interest-bearing deposits                                                     2,512,604     2,605,886
                            Total deposits                                                            3,189,205     3,196,882
                   Federal funds purchased                                                               84,295        93,345
                   Securities sold under repurchase agreements                                          760,840       461,817
                   Accrued expenses and other liabilities                                                39,059        37,690
                                                                                                     -----------   -----------
                        Total Liabilities                                                             4,073,399     3,789,734

                   Stockholders' Equity
                   --------------------
                   Common stock, no par value:
                        Authorized, 40,000,000 shares
                         Issued and outstanding: 31,172,907 shares- 1993;
                             29,476,383 shares - 1992                                                    12,989        12,282
                   Surplus                                                                              220,888       196,995
                   Retained earnings                                                                    124,750        86,129
                                                                                                     -----------   -----------
                        Total Stockholders' Equity                                                      358,627       295,406
                                                                                                     -----------   -----------
                        Total Liabilities and Stockholders' Equity                                  $ 4,432,026   $ 4,085,140
                                                                                                     -----------   -----------
                                                                                                     -----------   -----------


                   See notes to consolidated financial statements.

                              Year Ended December 31,                  1993           1992           1991
                              -----------------------              ------------   ------------   ------------
Interest Income
Interest and fees on loans                                        $    163,540   $    163,005   $    185,426   Trustmark
Interest and dividends on securities:                                                                          Corporation
     Taxable interest and dividend income                              115,099        110,257         98,245   and
     Interest income exempt from federal income taxes                    7,134          8,827          9,639   Subsidiaries
Interest on federal funds sold and securities purchased
     under reverse repurchase agreements                                 4,786          6,574         16,360
                                                                   ------------   ------------   ------------  Consolidated
     Total Interest Income                                             290,559        288,663        309,670   Statements
                                                                                                               of Income
Interest Expense                                                                                               ($ In Thousands
Interest on deposits                                                    86,958        112,650        154,988   Except Share
Interest on federal funds purchased and securities                                                             Data)
     sold under repurchase agreements                                   22,044         16,055         19,354
                                                                   ------------   ------------   ------------
     Total Interest Expense                                            109,002        128,705        174,342
                                                                   ------------   ------------   ------------
Net Interest Income                                                    181,557        159,958        135,328
Provision for loan losses                                               17,596         24,068         25,207
                                                                   ------------   ------------   ------------
Net Interest Income After Provision
     for Loan Losses                                                   163,961        135,890        110,121

Other Income
Trust service income                                                     7,914          7,106          6,103
Service charges on deposit accounts                                     17,322         16,924         16,272
Other account charges, fees and commissions                             16,621         13,775         12,065
Securities gains                                                           118          2,887          1,458
Other                                                                    3,399          2,897          2,593
                                                                   ------------   ------------   ------------
     Total Other Income                                                 45,374         43,589         38,491

Other Expenses
Salaries                                                                54,349         50,116         45,280
Employee benefits                                                       10,161          8,326          6,997
Net occupancy-premises                                                   7,206          6,687          6,637
Equipment expenses                                                      11,699         11,399         10,352
Services and fees                                                       16,082         16,044         14,472
Other real estate expenses                                               2,376          2,256          3,462
FDIC insurance assessment                                                7,208          6,951          6,374
Amortization of intangible assets                                        8,291          5,318          4,790
Other                                                                   22,239         17,414         13,997
                                                                   ------------   ------------   ------------
     Total Other Expenses                                              139,611        124,511        112,361
                                                                   ------------   ------------   ------------
Income before income taxes and cumulative
     effect of change in accounting principle                           69,724         54,968         36,251
Income taxes                                                            21,093         16,711          8,680
                                                                   ------------   ------------   ------------
Income before cumulative effect of
     change in accounting principle                                     48,631         38,257         27,571
Cumulative effect on prior years (to December 31, 1992)
     of change in accounting for income taxes                            1,519
                                                                   ------------   ------------   ------------
Net Income                                                        $     50,150   $     38,257   $     27,571
                                                                   ------------   ------------   ------------
                                                                   ------------   ------------   ------------
Per Share Data

Income before cumulative effect of
     change in accounting principle                               $       1.61   $       1.30   $       0.94
Cumulative effect on prior years (to December 31, 1992)
     of change in accounting for income taxes                             0.05
                                                                   ------------   ------------   ------------
Net Income Per Share                                              $       1.66   $       1.30   $       0.94
                                                                   ------------   ------------   ------------
                                                                   ------------   ------------   ------------
Weighted average shares outstanding                                 30,187,529     29,476,383     29,476,383

See notes to consolidated financial statements.

                                                                                        Common                 Retained
                                                                             Total       Stock      Surplus    Earnings
                                                                           ---------   ---------   ---------   ---------
      Trustmark   Balance, January 1, 1991                                $ 250,335   $  12,282   $ 196,995   $  41,058
    Corporation   Net income for year                                        27,571                              27,571
            and   Cash dividends paid ($0.35 per share)                     (10,195)                            (10,195)
   Subsidiaries                                                            ---------   ---------   ---------   ---------
                  Balance, December 31, 1991                                267,711      12,282     196,995      58,434
                  Net income for year                                        38,257                              38,257
   Consolidated   Cash dividends paid ($0.36 per share)                     (10,562)                            (10,562)
     Statements                                                            ---------   ---------   ---------   ---------
  of Changes in   Balance, December 31, 1992                                295,406      12,282     196,995      86,129
  Stockholders'   Net income for year                                        50,150                              50,150
         Equity   Cash dividends paid ($0.38 per share)                     (11,529)                            (11,529)
($ In Thousands   Common stock issued in connection with acquisition         24,600         707      23,893
   Except Share                                                            ---------   ---------   ---------   ---------
          Data)   Balance, December 31, 1993                              $ 358,627   $  12,989   $ 220,888   $ 124,750
                                                                           ---------   ---------   ---------   ---------
                                                                           ---------   ---------   ---------   ---------

                  See notes to consolidated financial statements.




                                                Year Ended December 31,                  1993        1992        1991
                                                -----------------------               ---------   ---------   ---------
      Trustmark   Operating Activities
    Corporation   Net income                                                          $  50,150   $  38,257   $  27,571
            and   Adjustments to reconcile net income to net cash provided
   Subsidiaries        by operating activities:
                          Provision for loan losses                                      17,596      24,068      25,207
   Consolidated           Provision for depreciation and amortization                    16,936      14,101      12,092
     Statements           Writedowns and losses on sales of other real estate             1,848       1,349       2,443
  of Cash Flows           Amortization of security discounts                             (5,703)     (8,127)     (6,897)
($ In Thousands)          Gain on sales of securities                                      (118)     (2,887)     (1,458)
                          Other                                                          (2,568)       (511)     (1,209)
                          (Increase) decrease in accrued interest receivable                (36)        742       3,165
                          Increase in intangible assets                                  (6,822)     (3,534)     (2,933)
                          Increase in deferred income taxes                             (10,489)     (6,695)     (2,097)
                          Decrease (increase) in other assets                             1,007       2,492      (5,535)
                          (Decrease) increase in other liabilities                       (3,280)    (30,329)     24,567
                                                                                       ---------   ---------   ---------
                  Net cash provided by operating activities                              58,521      28,926      74,916

                  Investing Activities
                  Cash equivalents of acquired bank, net of cash paid                    20,601      25,722      46,163
                  Proceeds from sales of securities                                      59,457      89,434      76,317
                  Proceeds from maturities of securities                                818,685     628,014     208,484
                  Purchases of securities                                            (1,080,137)   (980,932)   (425,678)
                  Net decrease in federal funds sold and securities
                       purchased under reverse repurchase agreements                     76,236      83,822       4,160
                  Net increase in loans                                                 (77,017)    (22,213)    (53,202)
                  Purchases of premises and equipment                                    (7,860)     (7,927)     (8,180)
                  Proceeds from sales of premises and equipment                             165         463         107
                                                                                       ---------   ---------   ---------
                  Net cash used by investing activities                                (189,870)   (183,617)   (151,829)

                  Financing Activities
                  Net (decrease) increase in deposits                                  (161,072)        836      48,668
                  Net increase in federal funds purchased and securities sold
                     under repurchase agreements                                        289,973     173,053      40,635
                  Cash dividends                                                        (11,529)    (10,562)    (10,195)
                                                                                       ---------   ---------   ---------
                  Net cash provided by financing activities                             117,372     163,327      79,108
                                                                                       ---------   ---------   ---------
                  (Decrease) increase in cash and cash equivalents                      (13,977)      8,636       2,195
                  Cash and cash equivalents at beginning of year                        252,410     243,774     241,579
                                                                                       ---------   ---------   ---------
                  Cash and cash equivalents at end of year                            $ 238,433   $ 252,410   $ 243,774
                                                                                       ---------   ---------   ---------
                                                                                       ---------   ---------   ---------

                  See notes to consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
BASIS OF PRESENTATION

     The consolidated financial statements include the accounts of Trustmark Corporation, its wholly-owned subsidiaries, First Building Corporation and F.
S. Corporation, and its majority-owned subsidiary, Trustmark National Bank (the
Bank) and the Bank's wholly-owned subsidiary, Trustmark Financial Services, Inc. Minority interest in the Corporation's majority-owned subsidiary is not material. All intercompany profits, balances and transactions have been eliminated.

FAIR VALUES OF FINANCIAL INSTRUMENTS

     Statement of Financial Accounting Standards (SFAS) No. 107 "Disclosures about Fair Value of Financial Instruments" requires disclosure of financial instruments' fair values, as well as the methodology and significant assumptions used in estimating fair values. These requirements have been incorporated throughout the notes to the consolidated financial statements. In cases where quoted market prices are not available, fair values are based on estimates using present value techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates for those assets or liabilities cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. All nonfinancial instruments, by definition, have been excluded from these disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Corporation and may not be indicative of amounts that might ultimately be realized upon disposition or settlement of those assets and liabilities.

CASH AND SHORT-TERM INVESTMENTS

     The carrying amounts for cash and due from banks and short-term investments (federal funds sold and securities purchased under reverse repurchase agreements) approximate fair values because of the short maturities of those financial instruments.

TRADING ACCOUNT SECURITIES

     Trading account securities are carried at fair value. Fair values for the Corporation's trading account assets are based on quoted market prices where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. Gains or losses on the sale of trading account securities (based on the adjusted average cost of the certificates sold) and adjustments to fair value are reported currently as other income.

SECURITIES HELD FOR SALE AND INVESTMENT SECURITIES

     Management determines the appropriate classification of securities at the time of purchase. When Management has the intent and the Corporation has the ability at the time of purchase to hold securities until maturity or on a long-term basis, these securities are classified as investment securities and carried at amortized cost. Securities to be held for indefinite periods of time which may not be held until maturity or on a long-term basis are classified as securities held for sale and carried at the lower of cost or fair value. Securities held for sale include securities that Management intends to use as part of its asset/liability management strategy and that may be sold in response to changes in interest rates or other economic factors.

     The amortized costs of the specific securities sold are used to compute gains and losses on the sale of securities and classified as securities gains (losses). Adjustments to fair value for securities held for sale are also classified as securities gains (losses).

    Fair values for investment securities and securities held for sale are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

     In May 1993, the Financial Accounting Standards Board (FASB) issued SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities," which the Corporation will adopt on January 1, 1994. This statement addresses the accounting and reporting for investments in debt and certain equity securities. Debt securities not classified as trading account securities or investment securities expected to be held to maturity and all equity securities will be classified as available-for-sale securities and reported at fair value, with net unrealized gains and losses reported, net of tax, as a separate component of stockholders' equity. The Corporation has given considerable attention to the classification of its securities portfolio pursuant to SFAS No. 115. Upon adoption of this statement on January 1, 1994, the Corporation will classify all of its securities held for sale and certain of its investment securities as available-for-sale. At December 31, 1993, the carrying values and fair values of securities expected to be classified as available-for-sale are approximately $627,000,000 and $646,000,000, respectively, which would result in an unrecognized gain, net of tax, of approximately $12,000,000 as a separate component of stockholders' equity.

LOANS

     Loans are stated at the amount of unpaid principal, reduced by unearned income and an allowance for loan losses. Unearned income on installment loans is recognized as income over the terms of the loans by a method which approximates the interest method. Interest on other loans is calculated by using the simple interest method on daily balances of the principal amount outstanding. The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when Management believes that the collectibility of the principal is unlikely. The allowance, which is based on evaluations of the collectibility of loans and prior loan loss experience, is an amount that Management believes will be adequate to absorb probable losses on loans existing at the reporting date. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans and current economic conditions that may affect a borrower's ability to pay. Accrual of interest is discontinued on a loan when Management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that collection of principal or interest is doubtful.

     The fair values of loans, as disclosed in Note 6, are estimated for portfolios of loans with similar financial characteristics. For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for certain mortgage loans, such as one to four family residential properties, are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. The fair values of other types of loans are estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

     In June 1993, FASB issued SFAS No. 114 "Accounting by Creditors for Impairment of a Loan" which becomes effective for the Corporation beginning in 1995. This statement defines the measurement requirements for loans that are impaired or deemed to be troubled debt restructures. Based upon the existing loan portfolio, the effect of the implementation of this statement is not expected to be material.

PREMISES AND EQUIPMENT

     Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is charged to expense over the estimated useful lives of the assets. Leasehold improvements are amortized over the terms of the respective leases or the estimated useful lives of the improvements, whichever is shorter. Depreciation and amortization expenses are computed by the straight-line and accelerated methods.

INTANGIBLE ASSETS

     Intangible assets, which consist primarily of core deposits and purchased mortgage servicing rights, are being amortized by the straight-line method over 10 years and 9 years, respectively.

OTHER REAL ESTATE

      Other real estate owned is reported in other assets and is recorded at the lower of cost or estimated fair value less the estimated cost of disposition. Any valuation adjustments required prior to foreclosure are charged to the allowance for possible loan losses. Subsequent to foreclosure, losses on the periodic revaluation of the property are charged to current period earnings as other real estate expenses. Costs of operating and maintaining the properties, net of related income and gains (losses) on their disposition, are charged to other real estate expenses as incurred.

INCOME TAXES

     The Corporation adopted SFAS No. 109 "Accounting for Income Taxes" effective January 1, 1993. The adoption of SFAS No. 109 changes the Corporation's method of accounting for income taxes from the deferred method to a liability method. The cumulative effect of adopting SFAS No. 109 on the Corporation's financial statements was to increase net income in the amount of $1,519,000 or 5 cents per share.

     Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Refer to Note 11 for the detail of temporary differences which give rise to deferred tax assets and liabilities.

DEPOSITS

     The fair values of deposits with no stated maturity, such as non-interest bearing demand deposits, NOW accounts, MMDA products and savings accounts are, by definition, equal to the amount payable on demand. This amount is commonly referred to as the carrying value. Fair values for certificates of deposit are based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities. See Note 9 for a detail of carrying values and fair values for all deposit liabilities.

SHORT-TERM LIABILITIES

     The carrying amounts for federal funds purchased, securities sold under repurchase agreements and other liabilities approximate their fair values.

EMPLOYEE BENEFIT PLANS

     The Corporation has a noncontributory pension plan covering substantially all of its employees. The funding policy for the plan is to make contributions within the limits required by applicable regulations. Employees of the Corporation participate in a profit-sharing plan covering substantially all employees with more than one year's service. Executive officers participate in a supplemental executive incentive program. Contributions to these plans are made at the discretion of the Corporation's Board of Directors and are funded accordingly. The Corporation has a trusteed, contributory, self-insured medical benefit plan covering substantially all employees who work at least 30 hours per week and have completed the required waiting period. Contributions to the plan are made as prescribed by the trustees. The Corporation has a deferred compensation plan for its directors and certain executive officers.

     In 1993, the Corporation adopted SFAS No. 106 "Accounting for Postretirement Benefits Other than Pensions." The effect of implementing this statement was immaterial.

PER SHARE DATA

     Income per share is based on the weighted average of shares outstanding during the year. All per share data and number of shares outstanding have been retroactively restated to reflect the effect of a three for one stock split (see Note 14).

STATEMENTS OF CASH FLOWS

     For purposes of reporting cash flows, cash and cash equivalents include cash on hand and amounts due from banks.

     The Corporation paid income taxes approximating $31,200,000 in 1993, $20,925,000 in 1992, and $10,645,000 in 1991. Interest paid on deposit liabilities and other borrowings approximated $111,316,000 in 1993, $134,562,000 in 1992, and $180,227,000 in 1991.

     For the years ended December 31, 1993, 1992, and 1991, noncash transfers from loans to foreclosed properties were $2,989,000, $6,456,000, and $7,623,000, respectively.

RECLASSIFICATIONS

     Certain reclassifications have been made to the 1992 and 1991 financial statements to conform to the 1993 method of presentation.

NOTE 2 - ACQUISITIONS

     On July 31, 1993, UniSouth Banking Corporation (UniSouth) was merged with Trustmark National Bank in a business combination accounted for by the purchase method of accounting. The total purchase price was approximately $29,647,000. The stockholders of UniSouth received 1,696,524 shares of the Corporation's common stock and approximately $677,000 cash in connection with the merger.
The Corporation received cash and cash equivalents of approximately $20,601,000, loans and other assets of approximately $153,895,000 and assumed deposits and other liabilities of approximately $158,044,000. Excess cost over net assets acquired approximated $12,518,000 and has been allocated to core deposits. The results of operations of UniSouth, which are not material, subsequent to July 31, 1993 are included in the consolidated statements of income.

     On August 7, 1992, the Corporation purchased a substantial portion of the assets and assumed substantially all of the liabilities of the former Foxworth Bank from the Federal Deposit Insurance Corporation for approximately $450,000 cash, which has been allocated to core deposits. The Corporation received cash and cash equivalents of approximately $25,722,000, loans and other assets of approximately $9,768,000 and assumed deposit liabilities of approximately $35,490,000.

     On July 12, 1991, the Corporation purchased approximately $47,000,000 of deposit liabilities of the former First Jackson Federal Savings Bank from the Resolution Trust Corporation for approximately $507,000 cash, which has been allocated to core deposits. The Corporation primarily received cash and assumed deposit and other liabilities of approximately $47,100,000.

NOTE 3 - CASH AND DUE FROM BANKS

     The Corporation is required to maintain certain reserves at the Federal Reserve Bank. The requirement approximated $40,428,000 at December 31, 1993.

NOTE 4 - Securities Held for Sale

    A comparison of the carrying values and estimated fair values of securities held for sale follows ($ in thousands):

                                                   Gross        Gross      Estimated
                                    Carrying     Unrealized   Unrealized     Fair
1993                                  Value        Gains       Losses        Value
- ---                                 ---------    ---------    ---------    ---------
U.S. Treasury and other
     U.S. Government agencies     $   75,858   $       24   $        0   $   75,882
Obligations of states and
     political subdivisions            8,420           44                     8,464
                                    ---------    ---------    ---------    ---------
     Total securities held
           for sale               $   84,278   $       68   $        0   $   84,346
                                    ---------    ---------    ---------    ---------
                                    ---------    ---------    ---------    ---------
1992
- ---
U.S. Treasury and other
     U.S. Government agencies     $   89,397   $       10   $      (10)  $   89,397
Obligations of states and
     political subdivisions           13,805           69                    13,874
                                    ---------    ---------    ---------    ---------
     Total securities held
           for sale               $  103,202   $       79   $      (10)  $  103,271
                                    ---------    ---------    ---------    ---------
                                    ---------    ---------    ---------    ---------

     Securities held for sale at December 31, 1993 mature over periods ranging from 4 days to 3.89 years and have a weighted average maturity of approximately 11 months. Gross gains realized from the sale of securities held for sale were immaterial in 1993.

NOTE 5 - Investment Securities

    A comparison of the amortized cost and estimated fair values of investment securities owned follows ($ in thousands):

                                                               December 31,
                                                            -------------------
                                                               Gross          Gross        Estimated
                                              Amortized     Unrealized     Unrealized         Fair
1993                                             Cost          Gains         Losses          Value
- ---                                           ----------    -----------    -----------    ------------
U.S. Treasury and other U.S.
     Government agencies                    $   719,446   $     23,435   $     (1,165)  $     741,716
Obligations of states and political
     subdivisions                               149,396          9,784           (257)        158,923
Debt securities of foreign governments              100                                           100
Mortgage-backed securities                      914,918         10,699         (3,884)        921,733
Other securities                                 12,968          3,045                         16,013
                                              ----------    -----------    -----------    ------------
     Total investment securities            $ 1,796,828   $     46,963   $     (5,306)  $   1,838,485
                                              ----------    -----------    -----------    ------------
                                              ----------    -----------    -----------    ------------
1992
- ---
U.S. Treasury and other U.S.
     Government agencies                    $   624,194   $     25,270   $     (1,160)  $     648,304
Obligations of states and political
     subdivisions                               122,635          6,304           (225)        128,714
Debt securities of foreign governments              200                            (1)            199
Mortgage-backed securities                      771,293         24,211         (2,621)        792,883
Other securities                                 14,826          2,729            (62)         17,493
                                              ----------    -----------    -----------    ------------
     Total investment securities            $ 1,533,148   $     58,514   $     (4,069)  $   1,587,593
                                              ----------    -----------    -----------    ------------
                                              ----------    -----------    -----------    ------------



     The amortized cost and estimated fair value of investment securities at December 31, 1993, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                                           Estimated
                                                                            Amortized         Fair
                                                                              Cost           Value
                                                                           -----------    ------------
  Due in one year or less                                                $    101,438   $     103,910
  Due after one year through five years                                       652,143         672,946
  Due after five years through ten years                                       78,513          82,165
  Due after ten years                                                          49,816          57,731
                                                                           -----------    ------------
                                                                              881,910         916,752
  Mortgage-backed securities                                                  914,918         921,733
                                                                           -----------    ------------
                                                                         $  1,796,828   $   1,838,485
                                                                           -----------    ------------
                                                                           -----------    ------------

      Gross gains of $156,000 and gross losses of $67,000 were realized in 1993 as a result of calls and the disposition of investment securities purchased in the UniSouth acquisition. Gross gains of $2,909,000 and $2,078,000 and gross losses of $22,000 and $620,000 were realized on the sales of investment securities in 1992 and 1991, respectively. At December 31, 1993, Management does not anticipate disposing of investment securities in the forseeable future to meet the Corporation's investment objectives or operational needs. Management has the intent and believes the Corporation has the ability to hold these securities on a long-term basis or until maturity. However, as discussed in Note 1, effective January 1, 1994 the Corporation will adopt SFAS No. 115 and reclassify a portion of its investment securities portfolio as available-for-sale.

      Investment securities carried at $1,360,503,000 at December 31, 1993 and $1,254,426,000 at December 31, 1992 were pledged to collateralize public deposits, securities sold under agreements to repurchase, and for other purposes as required or permitted by law.

NOTE 6 - Loans

    At December 31, 1993 and 1992, the loan portfolio carrying values consisted of the following ($ in thousands):

                                                         1993                1992
Real estate loans:                                    -----------         -----------
     Construction and land development              $     96,750        $     81,188
     Secured by 1-4 family residential properties        520,343             437,700
     Secured by nonfarm, nonresidential properties       329,908             295,837
     Other real estate loans                              49,756              44,478
Term federal funds sold                                                      125,000
Loans to finance agricultural production                  29,248              15,261
Commercial and industrial                                471,942             427,384
Loans to individuals for personal expenditures           521,119             403,484
Obligations of states and political subdivisions          36,973              39,622
Loans for purchasing or carrying securities                3,995               6,490
Lease financing receivables                                4,427               3,837
Other loans                                               19,365              25,432
                                                      -----------         -----------
     Loans, net of unearned interest                $  2,083,826        $  1,905,713
                                                      -----------         -----------
                                                      -----------         -----------

   The fair value estimates of net loans at December 31, 1993 and 1992 were $2,110,051,000 and $1,940,058,000 respectively. Management has made estimates of the fair value based on assumptions that it believes to be reasonable as discussed in Note 1.

    In the ordinary course of business, the Corporation makes loans to its directors and to companies in which these directors are principal owners. Loans made to such borrowers (including companies in which they are principal owners) amounted to $38,091,000 at December 31, 1993 and $31,371,000 at December 31, 1992. These loans were made on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than normal risk of collectibility or present other unfavorable features.

    An analysis of changes in these loans follows ($ in thousands):

      Balance at January 1, 1993                                                         $     31,371
      New loans                                                                                80,790
      Repayments                                                                              (74,070)
                                                                                           -----------
      Balance at December 31, 1993                                                       $     38,091
                                                                                           -----------
                                                                                           -----------

    In addition, in the normal course of business the Corporation entered into transactions with companies whose principals are officers, directors or shareholders.

    Changes in the allowance for loan losses were as follows ($ in thousands):

                                                         1993                1992             1991
                                                      -----------         -----------      -----------
Balance at January 1                                $     49,500        $     39,000     $     30,610
Provision charged to expense                              17,596              24,068           25,207
Loans charged off                                        (10,055)            (16,736)         (19,030)
Recoveries                                                 5,287               3,168            2,213
Allowance applicable to loans of acquired bank               322
                                                      -----------         -----------      -----------
Balance at December 31                              $     62,650        $     49,500     $     39,000
                                                      -----------         -----------      -----------
                                                      -----------         -----------      -----------

    Loans on which the accrual of interest has been discontinued or reduced approximated $9,784,000 and $12,890,000 at December 31, 1993 and 1992,
respectively.  The foregone interest associated with such loans is immaterial.

NOTE 7 - Premises and Equipment

    Premises and equipment are summarized as follows ($ in thousands):

                                                                      December 31
                                                               ------------------------
                                                                 1993              1992
                                                               ---------         ---------
Land                                                           $  9,439          $  8,274
Buildings and leasehold improvements                             64,090            55,865
Furniture and equipment                                          56,004            49,455
                                                               --------           -------
                                                                129,533           113,594
Less accumulated depreciation and amortization                   70,784            61,111
                                                               --------          --------
     Premises and equipment, net                               $ 58,749          $ 52,483
                                                               --------          --------
                                                               --------          --------

NOTE 8 - Employee Benefit Plans

     Net periodic pension costs included the following
      components ($ in thousands)                                               1993              1992               1991
                                                                              ---------         ---------         -----------
Service cost earned during period                                           $    1,980        $    1,177        $        946
Interest cost on projected benefit obligation                                    1,321             1,379               1,212
Actual return on assets                                                         (2,498)           (1,806)             (2,506)
Net amortization and deferral:
     Amortization of unrecognized net assets and prior service cost               (177)             (169)               (150)
     Asset gain deferred                                                           929               153               1,067
                                                                              ---------         ---------         -----------
Net periodic pension costs                                                  $    1,555        $      734        $        569
                                                                              ---------         ---------         -----------
                                                                              ---------         ---------         -----------

     The following table sets forth the plan's funded status and amounts recognized in the Corporation's consolidated balance sheets ($ in thousands):

                                                                                 1993              1992
Actuarial present value of accumulated plan benefits:                         ---------         ---------
     Vested                                                                 $   16,188        $   11,931
     Nonvested                                                                     487               350
                                                                              ---------         ---------
Accumulated benefit obligation                                              $   16,675        $   12,281
                                                                              ---------         ---------
Projected benefit obligation                                                $  (23,567)       $  (15,228)
Plan assets at fair value                                                       24,415            18,765
                                                                              ---------         ---------
Plan assets in excess of projected benefit obligation                              848             3,537
Unrecognized net loss (gain)                                                     1,572            (1,404)
Unrecognized net assets being amortized over 15 years                           (2,426)           (2,720)
Unrecognized prior service cost                                                  1,757             1,288
Other                                                                               51
                                                                              ---------         ---------
Prepaid pension assets                                                      $    1,802        $      701
                                                                              ---------         ---------
                                                                              ---------         ---------
Assumptions used in the accounting were:
     Discount rate                                                                 7.5%              8.5%
     Rate of increase in compensation levels                                         6%                6%
     Expected long-term rate of return on assets                                   8.5%              9.5%

     Plan assets included common stocks, trust department pooled funds, short-term investment funds, and fixed investment funds guaranteed by insurance carriers.

     Operating expenses included $5,311,000 (1993), $4,081,000 (1992), and
$2,944,000 (1991) for contributions to the Corporation's other employee benefit plans.

NOTE 9 - Deposits

       At December 31, 1993 and 1992, deposits consisted of the following ($ in thousands):

                                                                  1993                            1992
                                                        --------------------------      --------------------------
                                                         Carrying       Estimated        Carrying       Estimated
                                                          Value         Fair Value        Value         Fair Value
                                                        ----------      ----------      ----------      ----------
Noninterest-bearing demand deposits                   $   676,601     $   676,601     $   590,996     $   590,996
NOW accounts                                              440,005         440,005         411,321         411,321
Money market deposit accounts                             637,009         637,009         653,137         653,137
Savings accounts                                          208,793         208,793         178,389         178,389
Certificates of deposit                                 1,226,797       1,245,191       1,363,039       1,380,728
                                                        ----------      ----------      ----------      ----------
     Total deposits                                   $ 3,189,205     $ 3,207,599     $ 3,196,882     $ 3,214,571
                                                        ----------      ----------      ----------      ----------
                                                        ----------      ----------      ----------      ----------

     As disclosed in Note 1, SFAS No. 107 defines fair value of demand deposits as the amount payable upon demand and prohibits adjusting fair value for any value derived from retaining these deposits for an expected future period in time. That component, commonly referred to as a core deposit intangible, is not considered in the above fair value amounts.

NOTE 10 - SECURITIES SOLD UNDER REPURCHASE AGREEMENTS

         At December 31, 1993, the carrying values of securities sold under repurchase agreements, by contractual maturity, are shown below ($ in thousands):

                                                Carrying
                                                  Value
                                                --------
     In one day                                 $  9,456
     Term up to 30 days                          100,897
     Term of 30 to 90 days                        58,861
     Term of 90 days and over                      5,502
     Demand                                      586,124
         Total Securities Sold Under            --------
            Repurchase Agreements               $760,840
                                                --------
                                                --------

     The weighted average interest rate for these repurchase agreements was 2.92% at December 31, 1993. The repurchase agreements are collateralized by specific U. S. Treasury and other U. S. Government agency securities with carrying values of approximately $761,557,000 and fair values of approximately $776,145,000.

NOTE 11 - Income Taxes

     The income tax provision included in the statements of income was as follows ($ in thousands):

                                                                                                    1993       1992      1991
                                                                                                  --------    -------   -------
Current                                                                                          $ 31,582    $23,406   $10,777
Deferred                                                                                          (10,489)    (6,695)   (2,097)
                                                                                                  --------    -------   -------
     Net income tax provision                                                                    $ 21,093    $16,711   $ 8,680
                                                                                                  --------    -------   -------
                                                                                                  --------    -------   -------

     The net income tax provision differs from the amount computed by applying the statutory federal income tax rate to income before income taxes as a result of the following ($ in thousands):

                                                                          1993                 1992                  1991
                                                                  ------------------    ------------------    -----------------
                                                                              Percent              Percent             Percent
                                                                             of Pretax            of Pretax           of Pretax
                                                                    Tax       Income      Tax      Income       Tax    Income
                                                                  --------   -------    -------   --------    -------  -------
Federal income tax computed on income before income taxes        $ 24,403      35.0%   $18,689       34.0%   $12,313      34.0%
(Decrease) increase in tax resulting from:
     Tax exempt security interest net of premium amortization      (3,317)     (4.8)    (3,810)      (6.9)    (4,354)    (12.0)
     Nondeductible interest expense                                   247       0.4        546        1.0        476       1.3
     AMT credit carryforwards                                                                                 (1,037)     (2.8)
     State income tax                                               2,259       3.2        520        0.9
     Other                                                         (2,499)     (3.5)       766        1.4      1,282       3.5
                                                                  --------   -------    -------   --------    -------   -------
Net income tax provision                                         $ 21,093      30.3%   $16,711       30.4%   $ 8,680      24.0%
                                                                  --------   -------    -------   --------    -------   -------
                                                                  --------   -------    -------   --------    -------   -------

    The income tax provision included $45,000 in 1993, $1,076,000 in 1992 and $496,000 in 1991 resulting from securities transactions.

     At December 31, 1993, temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities give rise to the following net deferred tax asset, which is included in other assets ($ in thousands):

Allowance for loan losses                                        $ 23,910
Accretion of discounts on investment securities                    (1,160)
Accelerated depreciation and amortization                          (1,128)
Capitalized mortgage servicing costs                                2,288
Deferred compensation                                               1,958
Other                                                               1,024
                                                                  --------
Net deferred tax asset                                           $ 26,892
                                                                  --------
                                                                  --------

     The Corporation has evaluated the need for a valuation allowance and, based on the weight of the available evidence, has determined that it is more likely than not that all deferred tax assets will eventually be realized.

    During 1991, the Corporation concluded an income tax examination for years 1987 and 1988. The effects, which are not material, are included in the Corporation's consolidated financial statements. The Corporation is contesting the disallowance of amortization relating to the core deposit intangibles. Management believes that the ultimate outcome of this matter will not have a material adverse effect on the Corporation's financial condition or results of operations.

NOTE 12 - LEASE COMMITMENTS

     The Corporation currently has lease commitments for banking premises and general offices and equipment which expire from 1994 to 2008. The majority of these commitments contain renewal options which extend the base lease from 5 to 20 years. Rental expense approximated $1,784,000 in 1993, $1,889,000 in 1992, and $1,909,000 in 1991.

     Minimum rental commitments at December 31, 1993, under material, noncancelable leases for banking premises and general offices and equipment, were as follows ($ in thousands):

     Year ended                        Minimum Rental
    December 31,                         Commitment
    ------------                       --------------
       1994                            $    874
       1995                                 787
       1996                                 622
       1997                                 546
       1998                                 473
       1999-2008                          1,484

NOTE 13 - COMMITMENTS AND CONTINGENCIES

     The Corporation makes commitments to extend credit and issues standby and commercial letters of credit in the normal course of business in order to fulfill the financing needs of its customers. The Corporation also engages in forward contracts in order to manage its own exposure to the risks of interest rate fluctuations.

     Commitments to extend credit are agreements to lend money to customers pursuant to certain specified conditions. Commitments generally have fixed expiration dates or other termination clauses. Since many of these commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Corporation applies the same credit policies and standards as it does in the lending process when making these commitments. The collateral obtained is based upon the assessed creditworthiness of the borrower.

     Standby and commercial letters of credit are conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party. Essentially, the same policies regarding credit risk and collateral which are followed in the lending process are used when issuing letters of credit.

     Forward contracts are agreements to purchase or sell securities or other money market instruments at a future specified date at a specified price or yield. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from movements in securities values and interest rates.

     The Corporation's maximum exposure to credit loss in the event of nonperformance by the other party for loan commitments and letters of credit is represented by the contractual notional amount of those instruments. However, for forward contracts, the contractual or notional amounts do not represent the Corporation's actual exposure to credit loss as represented below ($ in thousands):

                                                   Contract or
                                                 Notional Amount
                                                 ---------------
     Financial instruments whose contract amounts
        represent credit risk:
          Loan commitments                            $554,200
          Standby and commercial letters
            of credit written                           31,351
     Financial instruments whose notional or contract
        amounts exceed the amount of credit risk:
          Forward contracts                            184,800

     There is no material difference between the notional amount and the estimated fair value of loan commitments which are generally priced at market at the time of funding. In addition, fees collected from loan commitments are considered to be immaterial. The fair values of letters of credit approximate the fees currently collected on such financial instruments. The fees associated with these letters of credit are immaterial. Fair values for the Corporation's financial forward contracts shown above exceed their contract values by approximately $405,000. Fair values are based on current settlement values.

     The Corporation is defendant in various legal actions arising in the normal course of business. Management and legal counsel are of the opinion that the outcome of these matters will not have a material adverse effect on the Corporation's financial condition or results of operations.

NOTE 14 - STOCKHOLDERS' EQUITY

     On September 15, 1993, the Corporation announced a three for one stock split. The additional shares were issued on October 8, 1993 to shareholders of record on September 30, 1993. As a result, the Corporation's total number of shares outstanding increased to 31,172,907. All per share data and number of shares outstanding have been retroactively restated to reflect the effect of this stock split.

     Banking regulations limit the amount of dividends that may be paid without prior approval of the Bank's regulatory agency. At December 31, 1993, approximately $93,907,000 of undistributed earnings of the Bank included in consolidated surplus and retained earnings was available for future distribution to the Corporation as dividends, subject to approval by the Board of Directors. Banking regulations also require maintaining certain minimum levels of capital for which the Bank is in compliance.

NOTE 15 - Summarized Financial Information of Trustmark Corporation

    Summarized financial information of Trustmark Corporation, parent company only, was as follows ($ in thousands):

                                                  BALANCE SHEETS                                  December 31,
                                                                                            ----------------------
                                                                                              1993         1992
Assets                                                                                      ---------    ---------
Investment in bank                                                                         $ 353,707    $ 284,366
Other assets                                                                                   6,616       11,357
                                                                                            ---------    ---------
                                                                                           $ 360,323    $ 295,723
                                                                                            ---------    ---------
                                                                                            ---------    ---------
Liabilities and Stockholders' Equity
Accrued expenses                                                                           $   1,696    $     317
Stockholders' equity                                                                         358,627      295,406
                                                                                            ---------    ---------
                                                                                           $ 360,323    $ 295,723
                                                                                            ---------    ---------
                                                                                            ---------    ---------

                                              STATEMENTS OF INCOME
                                                                                     Year Ended December 31,
                                                                               -----------------------------------
                                                                                 1993         1992         1991
Revenue                                                                        ---------    ---------    ---------
Dividends received from bank                                                  $  11,833    $  10,741    $  10,404
Equity in undistributed earnings of subsidiaries                                 35,946       27,682       16,917
Other income                                                                      2,562          386          410
                                                                               ---------    ---------    ---------
                                                                                 50,341       38,809       27,731
Expenses                                                                            191          552          160
                                                                               ---------    ---------    ---------
Net Income                                                                    $  50,150    $  38,257    $  27,571
                                                                               ---------    ---------    ---------
                                                                               ---------    ---------    ---------


                                             STATEMENTS OF CASH FLOWS
                                                                                       Year Ended December 31,
                                                                               -----------------------------------
                                                                                 1993         1992         1991
Operating Activities                                                           ---------    ---------    ---------
Net income                                                                     $ 50,150     $ 38,257     $ 27,571
Adjustments to reconcile net income to net cash provided by
     operating activities:
        Increase in investment in subsidiaries                                  (35,946)     (27,682)     (16,917)
        Other                                                                    (2,561)        (541)        (213)
                                                                               ---------    ---------    ---------
Net cash provided by operating activities                                        11,643       10,034       10,441
Investing Activities
Cash paid to acquire bank - net cash used by investing activities                  (677)
Financing Activities
Cash dividends-net cash used by financing activities                            (11,529)     (10,562)     (10,195)
                                                                               ---------    ---------    ---------
(Decrease) increase in cash and cash equivalents                                   (563)        (528)         246
Cash and cash equivalents at beginning of year                                    1,460        1,988        1,742
                                                                               ---------    ---------    ---------
Cash and cash equivalents at end of year                                       $    897     $  1,460     $  1,988
                                                                               ---------    ---------    ---------
                                                                               ---------    ---------    --------

     Trustmark Corporation paid income taxes of approximately $31,200,000 in 1993, $20,925,000 in 1992, and $10,645,000 in 1991. No interest was paid by the parent company during the three years ended December 31, 1993.

         Year Ended December 31,              1993        1992         1991         1990         1989
- ------------------------------------        ---------   ---------    ---------    ---------    ---------
Consolidated Statements of Income                                                                           Trustmark
    Total interest income                 $  290,559  $  288,663   $  309,670   $  304,750   $  277,222     Corporation
    Total interest expense                   109,002     128,705      174,342      187,901      172,392     and
                                            ---------   ---------    ---------    ---------    ---------    Subsidiaries
    Net interest income                      181,557     159,958      135,328      116,849      104,830
    Provision for loan losses                 17,596      24,068       25,207       15,133       11,523
     Other income                             45,374      43,589       38,491       36,456       30,385
     Other expenses                          139,611     124,511      112,361      102,151       90,620     Selected
     Income before income taxes and         ---------   ---------    ---------    ---------    ---------    Financial
       cumulative effect of change
       in accounting principles               69,724      54,968       36,251       36,021       33,072     Data
     Income taxes                             21,093      16,711        8,680        6,944        5,015     ($ In Thousands
     Cumulative effect of change in                                                                         Except Share
      accounting for income taxes              1,519                                                        Data)
                                            ---------   ---------    ---------    ---------    ---------
      Net Income                          $   50,150  $   38,257   $   27,571   $   29,077   $   28,057
                                            =========   =========    =========    =========    =========
Consolidated Balance Sheets
   Total assets                           $ 4,432,026 $ 4,085,140  $ 3,878,394  $ 3,700,022   $3,108,432
   Investment securities                    1,796,828   1,533,148    1,361,851    1,212,619      679,481
   Net loans                                2,021,176   1,856,213    1,848,091    1,818,400    1,780,739
   Deposits                                 3,189,205   3,196,882    3,160,667    3,065,633    2,570,266

Per Share Data
   Net income per share before cumulative
      effect of change in accounting
      principle                                $1.61       $1.30        $0.94        $0.99        $0.95
   Cumulative effect of change in accounting
      for income taxes                          0.05
                                            ---------   ---------    ---------    ---------    ---------
    Net income per share                       $1.66       $1.30        $0.94        $0.99        $0.95
                                            =========   =========    =========    =========    =========

   Cash dividends per share                    $0.38       $0.36        $0.35        $0.34        $0.32
                                            =========   =========    =========    =========    =========

                                           1993         March 31      June 30     September 30 December 31  Summary
- ------------------------------------------------        ---------    ---------    ---------    ---------    of Quarterly
Interest income                                          $71,212      $72,202      $73,717      $73,428     Results of
Net interest income                                       43,213       44,836       46,726       46,782     Operations
Provision for loan losses                                  3,786        4,218        6,759        2,833     ($ In Thousands
Income before income taxes and cumulative                                                                   Except Share
   effect of change in accounting principle               15,332       19,092       16,414       18,886     Data)
Net income                                                11,521       13,536       12,606       12,487
Net income per share:
   Before effect of change in accounting principle         $0.34        $0.46        $0.41        $0.40
   Cumulative effect of change in accounting
      for income taxes                                      0.05
                                                        ---------    ---------    ---------    ---------
Net income per share                                       $0.39        $0.46        $0.41        $0.40
                                                        ---------    ---------    ---------    ---------

                                            1992        March 31      June 30     September 30 December 31
- ------------------------------------------------        ---------    ---------    ---------    ---------
Interest income                                          $72,715      $72,588      $71,902      $71,458
Net interest income                                       36,684       38,896       41,191       43,187
Provision for loan losses                                  6,064        5,958        6,740        5,306
Income before income taxes                                12,056       12,486       14,982       15,444
Net income                                                 8,540        8,766        9,924       11,027
Net income per share                                       $0.29        $0.30        $0.34        $0.37

Trustmark  ----------------------------------------------------------------------
Corporation                         Dividends               Stock Prices
and                                 Per               ---------------------------
Subsidiaries                        Share                 High           Low
                -----------------------------------------------------------------
Principal         1993
Markets         --------
And Prices      1st Quarter         .093                  15 1/4         12 3/4
of The          2nd Quarter         .093                   17            13 3/4
Corporation's   3rd Quarter         .093                  18 1/2         13 3/4
Stock           4th Quarter         .100                  19 1/2          14

                  1992
                --------
                1st Quarter         .088                  10 1/2          7 1/2
                2nd Quarter         .088                   12             10
                3rd Quarter         .088                  12 1/4          11
                4th Quarter         .093                  13 3/4          11



                All per share data and stock prices reflect a three for one stock split declared in 1993 (Note 14).

BUSINESS OF THE CORPORATION AND ITS SUBSIDIARIES

     Trustmark Corporation (Corporation) is a one-bank holding company which was incorporated under the Mississippi Business Corporation Act on August 5, 1968. The Corporation has a 99.63% ownership in its major subsidiary, Trustmark National Bank (Trustmark), which accounts for approximately 99.9% of
total assets and total revenues of the Corporation.   Trustmark is located in
43 Mississippi communities and offers complete banking and trust services through its 89 full-service branches, 27 limited-service branches and 26 off-premise automated teller machines. During the second quarter of 1992, Trustmark Financial Services, Inc. (TFSI), a wholly-owned subsidiary of Trustmark, officially opened and began providing a wide range of brokerage products through a full- service investment center. In addition, the Corporation directly owns all of the stock of F. S. Corporation and First Building Corporation, both nonbank Mississippi corporations. F. S. Corporation previously developed automobile financing, including all incidental and related matters. First Building Corporation previously managed and operated its real estate investments. Today, F. S. Corporation and First Building Corporation are primarily dormant and are not considered significant subsidiaries.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with the consolidated statements found elsewhere in this report.

ACQUISITIONS

     After the close of business on July 31, 1993, UniSouth Banking Corporation (UniSouth), of Columbus, Mississippi, was merged with Trustmark National Bank. The stockholders of UniSouth received 1,696,524 shares of Trustmark Corporation common stock and approximately $677,000 cash in connection with the merger. This business combination has been accounted for by the purchase method of accounting; therefore, the results of operations, ending balances and average balances include the impact of this merger since its consummation. This merger allowed the Corporation to move into an area of Mississippi with outstanding potential for additional growth. Please see Note 2 of the Notes to Consolidated Financial Statements for additional information.

EARNINGS SUMMARY

     Trustmark Corporation reported net income of $50.2 million for 1993 compared to $38.3 million in 1992 and $27.6 million in 1991. The 1993 growth in net income represents an increase of 31.1% when compared to 1992 and 81.9% when compared to 1991. On a per share basis, net income was $1.66 in 1993 compared to $1.30 in 1992 and $.94 in 1991. Earnings for 1993 increased primarily because of substantial improvement in net interest income combined with continued growth in noninterest income, effective management of noninterest expenses and a lower provision for loan losses. For 1992 compared to 1991, substantially higher net interest income was the primary factor for the growth in earnings.

     On September 15, 1993, Trustmark Corporation announced a three for one stock split. The additional shares were issued on October 8, 1993 to shareholders of record on September 30, 1993. As a result, the Corporation's total number of shares outstanding increased to 31,172,907. All per share information listed above and the shares issued to UniSouth stockholders have been adjusted to reflect the effect of this stock split.

     The return on average assets (ROA) for 1993 was 1.17% compared to .97% for 1992 and .74% for 1991. The return on average equity (ROE) was 15.37% for 1993 compared to 13.57% for 1992 and 10.67% in 1991. Both ROA and ROE have improved because the pace of earnings growth has exceeded the growth of both assets and equity.

ASSET/LIABILITY MANAGEMENT AND LIQUIDITY

     A key objective of asset/liability management is to control interest rate risk in order to provide stability in the net interest margin. The Asset/Liability Committee monitors and adjusts the Corporation's exposure to interest rates, within specific policy guidelines, based on its view of current and expected market conditions. The primary tool utilized by this committee is an earnings simulation model which can quantify variations in net interest income in future periods under a variety of interest rate environments. Each month, the committee reviews the output of this model with respect to the estimated impact of various interest rate scenarios on net interest income and its compliance with policy guidelines.

     Another tool used to monitor the Corporation's overall interest rate sensitivity is a gap analysis. The table below represents the Corporation's 90 day and one year gap position as of December 31, 1993 ($ in thousands):

                                       Interest Sensitive Within
                                       --------------------------
                                         90 days       One Year
                                       -----------    -----------
Total rate sensitive assets            $1,009,506     $1,433,701
Total rate sensitive liabilities        1,885,175      2,297,956
                                       -----------    -----------
     Net gap                           $ (875,669)    $ (864,255)
                                       ===========    ===========

     The gap position shown above indicates little change in the Corporation's interest sensitivity position from the 90 day to the one year category. Using this analysis as a guide, the Corporation should continue to benefit from the expected slow movement of interest rates during 1994. However, the Corporation will continue to take the necessary precautions in order to protect itself against rapidly changing interest rates.

     The principal aim of liquidity management is to ensure that the Corporation has the ability to meet the cash flow requirements of depositors and borrowers while meeting its corporate cash needs. The Corporation has historically funded its liquidity requirements with funds generated from operations, including new deposits and proceeds from the repayments of loans and maturing investments. In addition, the Corporation maintains a short-term investment portfolio that consists primarily of overnight funds and short-term
U. S. Government agency securities in order to provide additional liquidity needs, if necessary. The Corporation also maintains funding relationships with other financial institutions as part of its liquidity management process.

EARNING ASSETS

     An improving national economy and low interest rates on deposits drove profits for the commercial banking industry to record heights during 1993. Improvements in consumer confidence also boosted growth in loans to consumers; however, loans to businesses were still declining. It is predicted that lending to businesses will improve during 1994 with estimates for moderate economic improvement and modest increases in interest rates.

     Mississippi's economic indicators point toward increased economic growth during 1994. The state unemployment rate for November dropped below 5% for the first time in more than 14 years. This improvement is attributed to the state's economic development efforts and increased consumer confidence. Employment growth has been one of the major factors in the increase in consumer confidence with the largest growth coming from the services industry, where 10,000 new jobs are attributed to the gaming industry. The November 8, 1993 issue of U. S. NEWS AND WORLD REPORT ranked Mississippi's economic growth as number one in the nation. Six variables were used to determine overall economic growth: changes in income (ranked 5th in the United States), employment growth (6th), unemployment decline (1st), home prices (8th), business bankruptcies (3rd) and new business growth (4th). With projected increases in gross state product, personal income growth and employment during 1994, the Mississippi economy should continue to outpace the rest of the nation.

     The Corporation enhanced its profitability during 1993 by improving its percentage of earning assets to total assets from 90.9% at the end of 1992 to 91.6% at December 31, 1993. The primary factors in this growth were increases in the major earning asset categories of investment securities and loans. Loan growth has been stimulated by the improving Mississippi economy, which, when combined with the continued low interest rate environment, created a positive atmosphere for borrowers. Investment growth has been generated by the Corporation's decision to utilize its excess liquidity to maximize its return through the purchase of investment securities instead of investments in the overnight funds market.

     Total loans grew by $178.1 million during 1993, an increase of 9.35%. The loan balance at December 31, 1992 contained term federal funds sold, which are classified as loans for reporting purposes, of $125 million. At the end of 1993, the Corporation had no term federal funds sold contracts classified as loans. In addition, approximately $104.8 million in loans were purchased from UniSouth and have been included in the December 31, 1993 balance. Excluding the items referred to above, loan growth for 1993 would have exceeded $198 million.

     Within the loan portfolio, substantial increases were seen in real estate loans secured by one to four family residential properties, loans to individuals and commercial and industrial loans. The lingering low interest rate environment continued to provide a major boost to real estate lending as evidenced by the 18.9% increase in loans secured by one to four family
residential properties.   The Corporation has established itself in the field
of real estate lending by offering a superior mix of real estate products and services offered through a growing number of delivery channels. At December 31, 1993, the Corporation's volume of residential mortgage loan servicing was approximately $1.68 billion compared to $1.17 billion at the end of 1992. This increase can be attributed to strong growth in loans purchased from the correspondent market and loans originated within the Corporation. The Corporation will continue to emphasize the growth of the mortgage servicing portfolio as one of its primary providers of noninterest income growth.

     The growth in loans to individuals has come predominantly from the area of automobile loans. The Corporation's Indirect Lending business unit is the leader in the Jackson metropolitan area in automobile financing. This success can be attributed to the Corporation's competitive rates combined with its responsiveness to consistent customer service. The Corporation will continue to seek opportunities to expand this service while improving its productivity.

     Commercial and industrial loans have benefited from the improving economic atmosphere within the state. This has generated better than projected growth from both the services industry and real estate investors and developers. Predictions of continued economic improvement on both the national and state level during 1994 should improve future loan growth prospects for the Corporation.

     The Corporation's emphasis on credit quality has produced a healthy loan portfolio and a conservative approach to potential loan losses. In addition, Management has continued to stress that one of the primary components of continued profitability is credit quality. In order to achieve and maintain its credit quality, the Corporation made a major commitment during 1991 to improve its credit administration systems and create a risk-related rating system. This system has allowed for better identification of credits with potential and defined problems, thus allowing for an earlier and more favorable resolution of those problems. This approach to the early identification and intervention of problem credits has allowed the Corporation to reduce its level of nonperforming assets and net charge-offs during both 1992 and 1993. In addition, exception tracking systems for policy compliance, financial information, and collateral documentation were implemented during 1992 in order to monitor the underwriting of credits, as well as the adequacy of supporting loan documentation. These systems were all revised and refined during 1993 as the Corporation continued its efforts to ensure that it has adequately maintained effective systems and controls for identifying, monitoring and addressing asset quality problems in an accurate and timely manner.

      The allowance for loan losses is maintained at a level which Management and the Board of Directors believe is adequate to absorb estimated losses inherent in the loan portfolio, plus estimated losses associated with off-balance sheet credit instruments such as letters of credit. The adequacy of the allowance is reviewed on a quarterly basis by using the criteria specified in revised Comptroller of the Currency Banking Circular 201 and recently issued interagency guidelines addressing this area. Each review includes analyses of historical loss experience, trends in portfolio volume and composition, consideration of current economic conditions, estimated future losses in significant criticized loans, changes in lending policies and procedures, changes in the experience, ability and depth of lending management and staff and other pertinent information. This review is then presented to the Credit Policy Committee with subsequent review and approval by the Board of Directors.

     Since the end of 1992, the allowance for loan losses has increased $13.2 million or 26.6% to equal $62.7 million at December 31, 1993. During 1993, the Corporation felt it was prudent to continue to increase the allowance given the uncertainty surrounding the economy and its commitment to sound, conservative banking practices. The allowance currently approximates 3.0% of total loans outstanding compared to 2.6% at December 31, 1992 and provides the Corporation with an adequate reserve coverage of nonperforming loans. Because of the imprecision inherent in most estimates of expected credit losses, Management will continue to take a prudent approach in the evaluation of the allowance for loan losses. Please see Note 6 of the Notes to Consolidated Financial Statements for an analysis of the changes in the allowance for loan losses.

     While the allowance grew significantly during 1993, net charge-offs were at their lowest level since 1989. Although this is partially attributable to large recoveries on one credit which was charged off in 1992, it is also the result of a lower volume of gross losses for the year. The following table summarizes the Corporation's loan loss experience during the past two years ($ in thousands):

Net Charge-Offs                       1993              1992
- ---------------                     -------           -------
First quarter                       $   986           $ 4,379
Second quarter                        1,520             4,923
Third quarter                           931             2,460
Fourth quarter                        1,331             1,806
                                    -------           -------
     Total net charge-offs          $ 4,768           $13,568
                                    -------           -------
                                    -------           -------

Because of the overall decline in net charge-offs during 1993, the Corporation's net loan losses as a percentage of average loans decreased from .73% at the end of 1992 to .24% at the end of 1993. The level of net charge-offs for the Corporation remains well below that of banks within its peer group. Because of the decline in nonperforming assets experienced during 1993, it is anticipated that the level of net charge-offs for 1994 will compare favorably to those experienced by the Corporation in recent years.

     A measure of asset quality in the financial institutions industry is the level of nonperforming assets. Nonperforming assets include nonperforming loans, consisting of nonaccrual and restructured loans, and other real estate. See the table below for more details ($ in thousands):

                                                    December 31,
                                                  ----------------
                                                   1993      1992
                                                  -------  -------
Loans accounted for on a nonaccrual basis         $ 9,784  $10,338
Restructured loans                                      0    2,552
                                                  -------  -------
  Nonperforming loans                               9,784   12,890
Other real estate and covered transactions          3,961    6,040
In-substance foreclosures                               0      514
                                                  -------  -------
  Other real estate                                 3,961    6,554
                                                  -------  -------
  Nonperforming assets                             13,745   19,444
Loans past due 90 days or more and still accruing   1,217    1,872
                                                  -------  -------
  Total nonperforming assets and past due loans   $14,962  $21,316
                                                  -------  -------
                                                  -------  -------

     Asset quality of the Corporation is considered to be very good. This is illustrated by the 29.8% decrease in the overall level of nonperforming assets and past due loans since the end of 1992. The overall volume of classified assets, which is comprised of classified loans and other real estate owned, continues to decrease and is very favorable at this time. Nonperforming loans have historically been well-controlled and continue to compare very favorably to peer levels. As of December 31, 1993, the Corporation had no additional loans, other than those identified above, that Management has serious doubts as to the ability of such borrowers to comply with loan repayment terms.

     As the table above indicates, the overall total of other real estate owned decreased by 39.6% from the previous year-end and compares very favorably to peer levels. Efforts were increased to dispose of foreclosed property in a more expedient manner throughout the year. During a portion of 1993, other real estate consisted of real estate acquired through foreclosure, covered transactions and in-substance foreclosures. As a result of changes in the regulatory guidance on impaired loans, real estate loans meeting in-substance foreclosure criteria are no longer reported as other real estate unless the Corporation has actually taken possession of the underlying collateral. In addition, regulatory authorities revised their definition of covered transactions which had the effect of eliminating all loans previously reported by the Corporation as such. If covered transactions and in-substance foreclosures had been eliminated from other real estate at the end of 1992, the decrease for 1993 would have been 31.5%.

     During 1993, the investment securities portfolio continued to provide the Corporation with a quality investment alternative for available funds, a major source of asset-based liquidity, an instrument to assist in the maintenance of proper interest sensitivity in the balance sheet and a stable source of interest income. Total growth in the investment securities portfolio during 1993 exceeded $263 million, an increase of over 17.2%. This growth has come primarily from the purchase of U. S. Treasury securities and other U. S. Government agency obligations in addition to mortgage-backed securities. During 1993, the Corporation's basic strategy was for maturing securities to be reinvested into the investment securities portfolio. This strategy provided the Corporation with an investment vehicle that ensured adequate liquidity and a stable cash flow with negligible credit risk. However, with the interest rate environment projected to be slightly higher or flat, during the second quarter of 1993 the Corporation adopted a strategy to reduce its investment in overnight funds and its short-term investment portfolio and to invest in securities in the five year maturity zone. The Corporation's liquidity during the short-term would be replenished by maturing investment securities. This same strategy was also undertaken during the fourth quarter. These strategies involved the purchase of $550 million of predominately U. S. Treasury and mortgage-backed securities. The objective of these purchases is to enhance net interest income without assuming undue interest rate risk. The latest comparisons of the tax equivalent yield of the investment portfolio show the Corporation remaining in the upper quartile when compared to its peer group. This has been accomplished while maintaining the quality of the portfolio.

     The short-term investment portfolio developed during 1992 provides the Corporation with a valuable alternative to the overnight funds market.
Products included in the short-term portfolio are primarily U. S. Government agency securities and reverse repurchase agreements. The reduction in the short-term portfolio experienced during 1993 can be traced to the Corporation's decision to purchase securities for the investment portfolio and to provide funding for loan growth. However, the utilization of the short-term portfolio did allow the Corporation to increase its income by approximately $1.09 million when compared to alternative investments in the overnight funds market. The short-term portfolio will continue to play a vital role in maintaining the Corporation's liquidity and profitability.

     Federal funds sold and securities purchased under reverse repurchase agreements decreased by $76.2 million or 45.5% when compared to the end of 1992. This reduction is directly related to Management's decision to purchase investment securities, given the low interest rate environment during 1993 and the Corporation's satisfactory liquidity position. In addition, the overall balance of federal funds sold at the end of 1992 was reduced by the classification of $125 million in term federal funds sold as loans in accordance with regulatory requirements. At December 31, 1993, the Corporation had no term federal funds sold contracts. This will allow the Corporation the opportunity to purchase other short- term investment products or provide funding for loan growth.

     At December 31, 1993, the Corporation had $84.3 million in securities held for sale which consisted of U. S. Treasury and other U. S. Government agency securities and obligations of states and political subdivisions. This compares to December 31, 1992, when the Corporation had $103.2 million in securities held for sale. The Corporation defines securities held for sale as securities to be held for indefinite periods of time and which may not be held to maturity or on a long-term basis. These securities would include those that the Corporation intends to use as part of its asset/liability management strategy or that may be sold in response to changes in interest rates, changes in prepayment risk, or other similar factors. These securities are accounted for at the lower of cost or fair value. For 1993, realized gains were $29 thousand on securities held for sale while there were no realized losses. Gross unrealized gains approximated $68 thousand while there were no gross unrealized losses on these securities. The composition of securities held for sale is analyzed in more detail in Note 4 of the Notes to Consolidated Financial Statements.

     Management determines the appropriate classification of securities at the time of purchase. When the Corporation has the intent and ability at the time of purchase to hold securities until maturity or on a long-term basis, they are classified as investment securities and carried at amortized cost. For 1993, realized gains on the sale of investment securities totaled $156 thousand and realized losses totaled $67 thousand, resulting in a net realized gain of approximately $89 thousand. These gains and losses have resulted from the call of investment securities and have not resulted from Management's decision to sell investment securities that were not classified as securities held for sale. In addition, the Corporation has sold a portion of the investment portfolio purchased in the UniSouth acquisition in order to maintain its current investment management policies and practices. Gross unrealized gains approximated $47.0 million and gross unrealized losses approximated $5.3 million at December 31, 1993. An analysis of the investment securities portfolio is provided in Note 5 of the Notes to Consolidated Financial Statements.

     Trading account securities decreased by $2.4 million or 48.3% during 1993. This decline resulted from trading account securities that had been sold but not settled at December 31, 1992. The Corporation does not use the trading account for speculative investment purposes.

     During 1993, the Corporation continued to heavily market its investment products and services through its dealer bank area and TFSI. During the year, three new TFSI offices were opened with additional expansion planned in 1994. TFSI has been well accepted by the market and is an important part of the Corporation's strategy of building strong customer relationships and expanding its opportunities for noninterest income growth.

DEPOSITS AND OTHER INTEREST-BEARING LIABILITIES

     Deposits provide the Corporation with its primary source of funds. Total deposits at December 31, 1993 decreased by $7.7 million or .24% when compared to December 31, 1992. Adjusting this total by deposits of $153.4 million purchased in the UniSouth acquisition, total deposits for 1993 declined by $161.1 million. This total can be separated into an increase in noninterest-bearing deposits of $22.1 million and a decrease in interest-bearing deposits of $183.2 million. The decline of interest-bearing deposits has resulted from the continued low interest rate environment that has caused depositors to seek alternative investment products. A large portion of corporate and governmental customers have found an alternative deposit product in securities sold under repurchase agreements resulting in an increase of over $299 million or 64.8% during 1993. Similarly, personal depositors have responded to the continued low interest rate environment by shifting their deposits from short- and intermediate-term (60 day to two year maturity) certificates of deposit to shorter and longer term savings products. Increases were seen in savings and NOW accounts plus certificates of deposit with maturities of three to five years during 1993. This would indicate that there continues to be uncertainty among depositors about the expected duration of the current interest rate environment. With economic forecasts for 1994 projecting moderate growth and continued increases in employment, it is expected that the Federal Reserve will begin to raise interest rates. However, the modest inflation rate should moderate the rise. In order to ease the pressures on deposit customers from the continued low interest rate environment, Management has emphasized the retention and growth of its core deposit customer base by offering a wide variety of competitively priced products and services while continuing to give customer service the highest priority. The composition of total deposits is analyzed in more detail in Note 9 of the Notes to Consolidated Financial Statements.

     Federal funds purchased decreased $9.1 million or 9.7% when compared to December 31, 1992. The Corporation has continued to utilize federal funds purchased from downstream correspondent banks as an inexpensive source of overnight funds.

STOCKHOLDERS' EQUITY

     The Corporation has always placed a great emphasis on maintaining its strong capital base. The Corporation's Management and Board of Directors continually evaluate business decisions that may have an impact on the level of stockholders' equity. It is their goal that the Corporation maintain a "well capitalized" equity position. Based on the capital levels defined by banking regulators as part of the provisions of the Federal Deposit Insurance Corporation Improvement Act of 1991, a "well-capitalized" institution is one that has at least a 10% total risk-based capital ratio, a 6% Tier 1 risk-based capital ratio and a 5% Tier 1 leverage ratio. The Corporation's solid capital base is reflected in its regulatory capital ratios. The table below illustrates these ratios at December 31, 1993 ($ in thousands):

     Tier 1 Capital                                 $346,772
     Tier 2 Capital                                   29,138
                                                    --------
     Total Qualifying Capital                       $375,910
                                                    --------
                                                    --------
     Total Risk Weighted Assets                   $2,297,547
                                                  ----------
                                                  ----------
     Tier 1/Risk Weighted Assets                       15.09%
     Tier 2/Risk Weighted Assets                        1.27%
                                                       ------
     Total Qualifying Capital/Risk Weighted Assets     16.36%
                                                       -----
                                                       -----
     Leverage Ratio                                     7.80%
                                                        ----
                                                        ----

     As shown in the table above, the Corporation's capital ratios surpass the minimum requirements of 4% for the Tier 1 capital ratio, 8% for the total risk-based capital ratio and 4% for the Tier 1 leverage ratio.

     Stockholders' equity increased by $63.2 million, or 21.4% during 1993 with approximately $24.6 million of this increase resulting from the Corporation's issuance of 1,696,524 shares of its common stock to the shareholders of the UniSouth Banking Corporation. Based on its 1993 dividend payout ratio of 24.1%, the Corporation retained 75.9% of its earnings, generating an internal capital growth rate of 11.7% compared to 9.8% during 1992. Dividends paid during 1993 were $.38 per share compared to $.36 paid during 1992. Dividends for 1994 are projected to be $.40 per share based on the increase approved during the fourth quarter of 1993 to $.10 per share per quarter. Book value for the Corporation's common stock was $11.50 at December 31, 1993, compared to the closing market price of $14.50. Both dividends and book value per share have been adjusted for the three for one stock split that was effective for the Corporation's common stock on September 30, 1993.

NET INTEREST INCOME

     Net interest income is an effective measurement of how well Management has managed the Corporation's interest rate sensitive assets and liabilities. The long-term objective of the Corporation is to manage those assets and liabilities to provide the maximum amount of net interest income on a consistent basis. The achievement of this objective is critical for success in the banking industry. During 1993, the Corporation's net interest income increased by $21.6 million or 13.5% when compared to 1992 and $46.2 million or 34.2% when compared to 1991. The growth of net interest income has been the primary component of the Corporation's increased profitability during 1992 and 1993.

     During 1993, the Corporation experienced growth in both of its major components of earning assets, loans and investments. Overall, earning assets experienced growth of 9.3% during 1993 compared to 6.1% for 1992. This growth created a .7% increase in interest income during 1993 compared to a decline of 6.8% during 1992. Interest-bearing liabilities grew by 6.2% during 1993 compared to 4.9% in 1992. This growth was primarily centered in securities sold under repurchase agreements which increased by 64.8% during 1993. At the same time, interest-bearing deposits were declining by 3.6% as depositors continued to seek alternative investment products. Consequently, interest expense declined 15.3% during 1993 compared to 26.2% during 1992. The table below illustrates the effect of the Corporation's strategies and actions on the net interest margin expressed as a percentage of average earning assets:

                                           1993    1992   Change
                                           -----  ------  -------
Yield on interest-earning assets-FTE       7.51%   8.22%   (.71)%
Rate on interest-bearing liabilities       2.77%   3.59%   (.82)%
                                           -----  ------  -------
     Net interest margin-FTE               4.74%   4.63%    .11 %
                                           -----  ------  -------
                                           -----  ------  -------

The fully taxable equivalent (FTE) yield on tax exempt income has been computed
based on a 35% federal marginal tax rate for 1993 and 34% for 1992.   While
interest rates declined in both yields earned and rates paid, the wider interest spreads resulted in a greater impact on rates paid. This action combined with more rapid growth in earning assets when compared to interest-bearing liabilities generated a positive impact on net interest income during 1993.

     Given the projection for slow moving interest rates during 1994 and the Corporation's projection of remaining negatively gapped, net interest income should continue to be positively impacted. However, the Corporation will continue to take the necessary precautions in order to protect itself against a rapidly changing interest rate environment.

NONINTEREST INCOME

     The Corporation stresses the importance of growth in noninterest income as one of its key long-term strategies. The growth of noninterest income is an important component in the Corporation's profitability given the intense competition for its services and the uncertain regulatory environment. Noninterest income for 1993, excluding security gains, increased 11.2% when compared to 1992 and 22.2% when compared to 1991.

     Trustmark is one of the largest bank providers of asset management services in Mississippi, with over $3.5 billion in assets under administration at the end of 1993. This compares to $2.5 billion in assets under administration at the end of 1992. This growth has stimulated an increase in trust service income of 11.4% during 1993 compared to the 16.4% increase experienced during 1992. Future asset growth is expected to come from the further development of Trustmark's existing distribution network and a multi-phase marketing effort.

     Service charges on deposit accounts continued to be the largest source of noninterest income during 1993. However, because of the sluggishness of deposit growth experienced during 1993, service charge income increased by only 2.4% compared to the 4.0% increase experienced during 1992.

     The two major contributors to the 20.7% increase in other account charges, commissions and fees experienced during 1993 were fees generated by the mortgage servicing area and the growth of TFSI. The mortgage servicing portfolio grew by over 43% during 1993 and approximated $1.68 billion in mortgages serviced as interest rates on mortgage loans dropped to their lowest level in many years. Because of this increased volume, fees collected from servicing mortgages increased by approximately $2.25 million or 58.6% when compared to 1992. Continued growth of the mortgage servicing portfolio is expected during 1994 as the Corporation seeks to increase its mortgage correspondent and loan production network of offices and branches. Trustmark's newest subsidiary, TFSI, began operations during the second quarter of 1992 and, therefore, has shown a significant increase in fees and commissions earned during 1993. Fees generated by TFSI during 1993 increased by over 224% when compared to 1992. The growth of fees generated by TFSI is expected to continue during 1994 as it explores various strategies for the enhancement of its delivery system and the marketing of its products.

     The revenues from other income increased by 17.3% in 1993 when compared to an increase of 11.7% in 1992, primarily as a result of a higher level of net gains on the sale of loans and fixed assets.

NONINTEREST EXPENSE

     Another long-term strategy of the Corporation is to continue to provide quality service to its customers within the context of economic discipline.
One of the Corporation's methods for lowering its cost position is to continue the automation and operations consolidation efforts that began during 1991. During 1994, the Corporation will complete its conversion to an integrated banking system which will provide better customer service through convenient access to information and integration with related applications, plus the introduction of new products and enhanced profitability analysis. The Corporation's utilization of the newest technological advances in the financial industry has allowed for improved customer service and enhanced efficiency. This enhanced efficiency is measured by the improvement in the Corporation's efficiency ratio from 60.3% for 1992 to 59.4% for 1993. Recent comparisons have shown that the Corporation's percentage of overhead expenses to average assets is substantially below that of its peer group.

     Salaries and employee benefits continue to comprise the largest portion of other expenses and have increased 10.4% during 1993 due to normal annual compensation increases combined with an increase in contributions to both employee benefit and incentive plans. The number of full-time equivalent employees totaled 2,072 at December 31, 1993, including 117 gained from the purchase of UniSouth. Excluding the UniSouth employees, the Corporation's workforce totals 1,955 compared to 2,005 at December 31, 1992 and 1,967 at December 31, 1991. The Corporation has been able to control the size of its workforce through the increased automation of its operations in spite of its increasing asset base.

     The Corporation has controlled net occupancy and equipment expenses during 1993 while continuing to maintain and upgrade its property and equipment. Expenses in these two categories showed a combined increase of $819 thousand during 1993. This compares to an increase of $1.1 million during 1992. Renovations to facilities purchased in the UniSouth acquisition will add to projected expenses in these categories during 1994.

     Services and fees expense was maintained at substantially the same level as 1992. This is demonstrated by an increase of $38 thousand in 1993 compared to $1.57 million during 1992. The increase during 1992 can be attributed to increased expenses for consultant fees, advertising and software amortization.

     Other real estate expenses increased by $120 thousand, or 5.3% during 1993. The Corporation's volume of other real estate declined by 39.6% during 1993 as a result of intensified sales efforts and the write-downs of these properties to their current fair value. Increased valuation adjustments slightly offset reductions in the level of expenses related to other real estate during 1993.

     FDIC insurance expense increased by 3.7% during 1993 compared to 9.1% during 1992. This is the result of the Corporation's stable deposit base combined with the stability of the assessment rate charged by the FDIC. The Corporation's risk-related deposit insurance assessment rate has been maintained throughout 1993 at the rate of 23 cents per $100 of domestic deposits, the lowest assessment rate charged by the FDIC.

     The amortization of intangible assets has increased 55.9% during 1993 primarily due to accelerated amortization resulting from increased prepayments of mortgages serviced. In addition, increased amortization has resulted from the core deposit intangible created by the purchase of UniSouth during 1993.

     Other expenses increased $4.8 million, or 27.7% during 1993 primarily due to increased expenses related to the purchase and sale of loans in the mortgage servicing portfolio, operational losses and the accrual of interest on the estimated settlement of tax issues with the IRS. During 1992, other expenses increased by $3.4 million, or 24.4% due to increased expenses related to mortgage servicing, charitable contributions, deferred compensation expenses and other taxes.

INCOME TAXES

     In 1993, the Corporation's effective tax rate was 30.3% compared to 30.4% in 1992 and 24.0% in 1991. The effective tax rates for 1993 and 1992 were significantly higher than for 1991 due to the utilization of the remainder of the Corporation's Alternative Minimum Tax Credit during that year. For a reconciliation of the Corporation's effective tax rates, please refer to Note 11 of the Notes to Consolidated Financial Statements.

     The Corporation adopted SFAS No. 109, "Accounting for Income Taxes," as of January 1, 1993. SFAS No. 109 requires an asset and liability approach to accounting for the effect of income taxes that result from a company's activities during the current and preceding years. The cumulative effect of this change in accounting principle was to increase net income by $1.5 million.

OTHER REGULATORY MATTERS

     In 1993, the Corporation adopted SFAS No. 106, "Accounting for Postretirement Benefits Other than Pensions." The effect of implementing this statement was immaterial.

     In May 1993, FASB issued SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which becomes effective for the Corporation on January 1, 1994. This statement addresses the accounting and reporting for investments in debt and certain equity securities. Debt securities not classified as trading account securities or investment securities expected to be held to maturity and all equity securities will be classified as available-for-sale securities and reported at fair value, with net unrealized gains and losses reported, net of tax, as a separate component of stockholders' equity. The Corporation has given considerable attention to the classification of its securities portfolio pursuant to SFAS No. 115. Upon adoption of this statement on January 1, 1994, the Corporation will classify all of its securities held for sale and certain of its investment securities as available-for-sale. At December 31, 1993, the carrying values and fair values of securities expected to be classified as available- for-sale are approximately $627 million and $646 million, respectively, which would result in an unrecognized gain, net of tax, of approximately $12 million as a separate component of stockholders' equity.

     In June 1993, FASB issued SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," that addresses how creditors should establish allowances for credit losses on individual loans determined to be impaired. This standard offers a definition of impairment and how the amount of impairment is measured. SFAS No.114 applies to financial statements for fiscal years beginning after December 15, 1994. The effect of the implementation of this statement is not expected to be material.

PRINCIPAL OCCUPATION OF THE CORPORATION'S DIRECTORS AND
EXECUTIVE OFFICERS

     This information is included elsewhere in this report in conjunction with listings of Directors and Officers.

SECURITIES AND EXCHANGE COMMISSION (SEC) FORM 10-K

     A copy of the annual report on Form 10-K, as filed with the SEC, may be obtained without charge by directing a written request to:

David R. Carter
Secretary & Treasurer
Trustmark Corporation
Post Office Box 291
Jackson, Mississippi 39205-0291