Form 10-K, Exhibit 13
TRUSTMARK CORP
filed 1995-03-30
CIK 36146

                                                    EXHIBIT 13


                    Report of Independent Public Accountants

To the Board of Directors and Shareholders
Trustmark Corporation:

We have audited the accompanying consolidated balance sheets of Trustmark Corporation (a Mississippi corporation) and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trustmark Corporation and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

As explained in Note 1 to the consolidated financial statements, effective January 1, 1994, the Corporation changed its method of accounting for securities.



/s/ ARTHUR ANDERSEN LLP

Jackson, Mississippi,
January 27, 1995.

                    Trustmark Corporation and Subsidiaries

                         Consolidated Balance Sheets
                      ($ In Thousands Except Share Data)

                                                        December 31,        1994           1993
                                                                        --------       --------
Assets
Cash and due from banks (noninterest-bearing)                          $    280,114   $    252,906
Federal funds sold and securities purchased under reverse
     repurchase agreements                                                  105,731         95,206
Trading account securities                                                    1,150          2,555
Securities available for sale                                               439,691        157,157
Securities held to maturity (fair value: $1,345,614 - 1994;
     $1,865,585 - 1993)                                                   1,422,660      1,823,409
Loans                                                                     2,365,683      2,264,564
     Less: Unearned income                                                   18,118         33,546
           Allowance for loan losses                                         65,014         65,014
                                                                        ------------   ------------
     Net loans                                                            2,282,551      2,166,004
Premises and equipment, net                                                  64,078         62,924
Accrued interest receivable                                                  37,200         34,567
Intangible assets                                                            38,074         40,426
Other assets                                                                 92,116         73,052
                                                                        ------------   ------------
     Total Assets                                                      $  4,763,365   $  4,708,206
                                                                        ============   ============


Liabilities
Deposits:
     Noninterest-bearing                                               $    732,635   $    708,789
     Interest-bearing                                                     2,716,594      2,719,992
         Total deposits                                                   3,449,229      3,428,781
Federal funds purchased                                                     160,140         79,295
Securities sold under repurchase agreements                                 690,898        763,438
Accrued expenses and other liabilities                                       42,088         49,101
                                                                        ------------   ------------
     Total Liabilities                                                    4,342,355      4,320,615

Commitments and Contingencies

Stockholders' Equity
Common stock, no par value:
     Authorized, 40,000,000 shares
      Issued and outstanding:  34,910,683 shares - 1994;
          34,773,169 shares - 1993                                           14,546         14,489
Surplus                                                                     244,578        243,209
Retained earnings                                                           169,857        129,893
Net unrealized loss on securities available for sale, net of tax             (7,971)
                                                                        ------------   ------------
     Total Stockholders' Equity                                             421,010        387,591
                                                                        ------------   ------------
     Total Liabilities and Stockholders' Equity                        $  4,763,365   $  4,708,206
                                                                        ============   ============

See notes to consolidated financial statements

                    Trustmark Corporation and Subsidiaries

                      Consolidated Statements of Income
                      ($ In Thousands Except Share Data)


                                  Year Ended December 31,                 1994           1993           1992
                                                                      ------------   ------------   ------------
Interest Income
Interest and fees on loans                                           $    190,100   $    177,480   $    178,183
Interest on securities:
     Taxable interest income                                              112,446        120,213        115,707
     Interest income exempt from federal income taxes                       6,715          7,835          9,874
Interest on federal funds sold and securities purchased
     under reverse repurchase agreements                                    6,188          5,079          6,862
                                                                      ------------   ------------   ------------
     Total Interest Income                                                315,449        310,607        310,626

Interest Expense
Interest on deposits                                                       91,154         94,708        122,311
Interest on federal funds purchased and securities
     sold under repurchase agreements                                      33,136         22,062         16,058
                                                                      ------------   ------------   ------------
     Total Interest Expense                                               124,290        116,770        138,369
                                                                      ------------   ------------   ------------
Net Interest Income                                                       191,159        193,837        172,257
Provision for loan losses                                                   2,786         18,596         26,737
                                                                      ------------   ------------   ------------
Net Interest Income After Provision
     for Loan Losses                                                      188,373        175,241        145,520

Other Income
Trust service income                                                        8,715          8,176          7,406
Service charges on deposit accounts                                        18,666         18,335         17,839
Other account charges, fees and commissions                                20,214         16,825         13,995
Securities (losses) gains                                                  (1,374)           503          3,100
Other                                                                       2,449          4,059          3,243
                                                                      ------------   ------------   ------------
     Total Other Income                                                    48,670         47,898         45,583

Other Expenses
Salaries                                                                   61,319         58,040         53,688
Employee benefits                                                          11,178         11,191          9,105
Net occupancy-premises                                                      8,401          7,986          7,305
Equipment expenses                                                         13,482         12,521         12,187
Services and fees                                                          18,874         17,081         16,767
Other real estate expenses                                                  1,159          3,377          2,527
FDIC insurance assessment                                                   7,689          7,749          7,486
Amortization of intangible assets                                           6,932          8,291          5,318
Other                                                                      23,767         24,545         18,461
                                                                      ------------   ------------   ------------
     Total Other Expenses                                                 152,801        150,781        132,844
                                                                      ------------   ------------   ------------
Income before income taxes and cumulative
     effect of change in accounting principle                              84,242         72,358         58,259
Income taxes                                                               29,237         21,681         17,490
                                                                      ------------   ------------   ------------
Income before cumulative effect of
     change in accounting principle                                        55,005         50,677         40,769
Cumulative effect on prior years (to December 31, 1992)
     of change in accounting for income taxes                                              1,575
                                                                      ------------   ------------   ------------
Net Income                                                           $     55,005   $     52,252   $     40,769
                                                                      ============   ============   ============
Per Share Data
Income before cumulative effect of
     change in accounting principle                                  $       1.58   $       1.50   $       1.23
Cumulative effect on prior years (to December 31, 1992)
     of change in accounting for income taxes                                               0.05
                                                                      ------------   ------------   ------------
Net Income Per Share                                                 $       1.58   $       1.55   $       1.23
                                                                      ============   ============   ============
Weighted average shares outstanding                                    34,805,193     33,787,791     33,076,645

See notes to consolidated financial statements

                    Trustmark Corporation and Subsidiaries

          Consolidated Statements of Changes in Stockholders' Equity
                      ($ In Thousands Except Share Data)


                                                                                                                 Unrealized
                                                                        Common                      Retained        Gains
                                                          Total         Stock         Surplus       Earnings      (Losses)
                                                        ----------   ------------   ------------   -----------   -----------
 Balance, January 1, 1992                              $  293,797   $     13,782   $    219,316   $    60,699
 Net income for year                                       40,769                                      40,769
 Cash dividends paid ($0.34 per share)                    (11,323)                                    (11,323)
                                                        ----------   ------------   ------------   -----------
 Balance, December 31, 1992                               323,243         13,782        219,316        90,145
 Net income for year                                       52,252                                      52,252
 Cash dividends paid ($0.37 per share)                    (12,504)                                    (12,504)
 Common stock issued in connection with business
      combination                                          24,600            707         23,893
                                                          ----------   ------------   ------------   -----------
 Balance, December 31, 1993                               387,591         14,489        243,209       129,893
 Adjustment to beginning balance for change in
      accounting method, net of tax                        14,326                                               $    14,326
 Net income for year                                       55,005                                      55,005
 Cash dividends paid ($0.41 per share)                    (13,936)                                    (13,936)
 Cash paid in connection with business combination         (1,105)                                     (1,105)
 Common stock issued for purchase of subsidiary
      minority interest                                     1,426             57          1,369
 Net change in unrealized gains (losses) on
      securities available for sale, net of tax           (22,297)                                                  (22,297)
                                                        ----------   ------------   ------------   -----------   -----------
 Balance, December 31, 1994                            $  421,010   $     14,546   $    244,578   $   169,857   $    (7,971)
                                                        ==========   ============   ============   ===========   ===========

 See notes to consolidated financial statements.

                    Trustmark Corporation and Subsidiaries

                    Consolidated Statements of Cash Flows
                               ($ In Thousands)



                                  Year Ended December 31,                            1994           1993          1992
                                                                                 ------------   ------------   -----------
Operating Activities
Net income                                                                      $     55,005   $     52,252   $    40,769
Adjustments to reconcile net income to net cash provided
     by operating activities:
        Provision for loan losses                                                      2,786         18,596        26,737
        Provision for depreciation and amortization                                   17,069         17,634        14,640
        Write-downs and losses on sales of other real estate                             802          2,648         1,432
        Net amortization (accretion) of securities                                       416          2,243        (3,236)
        Securities losses (gains)                                                      1,374           (503)       (3,100)
        Other                                                                            (31)        (3,311)         (594)
        (Increase) decrease in accrued interest receivable                            (2,633)           463         1,290
        Increase in intangible assets                                                 (4,579)        (6,822)       (3,534)
        Increase in deferred income taxes                                               (612)       (11,046)       (6,553)
        (Increase) decrease in other assets                                          (14,166)        (2,050)        3,034
        (Decrease) increase in other liabilities                                      (5,587)         4,354       (30,955)
                                                                                 ------------   ------------   -----------
Net cash provided by operating activities                                             49,844         74,458        39,930

Investing Activities
Proceeds from calls and maturities of securities available for sale                  246,536        271,026        39,300
Proceeds from calls and maturities of securities held to maturity                    269,779        572,204       604,874
Proceeds from sales of securities available for sale                                 392,136         50,076         5,640
Proceeds from sales of securities held to maturity                                                   22,725        86,903
Purchases of securities available for sale                                          (327,706)      (282,475)      (61,866)
Purchases of securities held to maturity                                            (477,228)      (860,285)     (951,064)
Net (increase) decrease in federal funds sold and securities
     purchased under reverse repurchase agreements                                   (10,525)        74,436        78,922
Net increase in loans                                                               (119,470)       (68,820)      (21,082)
Purchases of premises and equipment                                                  (10,016)        (8,615)       (8,456)
Proceeds from sales of premises and equipment                                            146            165           463
Cash equivalents of acquired bank, net of cash paid                                                  20,601        25,722
Cash paid in connection with business combination                                     (1,105)
                                                                                 ------------   ------------   -----------
Net cash used by investing activities                                                (37,453)      (208,962)     (200,644)

Financing Activities
Net increase (decrease) in deposits                                                   20,448       (155,997)        6,001
Net increase in federal funds purchased and securities sold
     under repurchase agreements                                                       8,305        292,571       169,553
Cash dividends                                                                       (13,936)       (12,504)      (11,323)
                                                                                 ------------   ------------   -----------
Net cash provided by financing activities                                             14,817        124,070       164,231
                                                                                 ------------   ------------   -----------
Increase (decrease) in cash and cash equivalents                                      27,208        (10,434)        3,517
Cash and cash equivalents at beginning of year                                       252,906        263,340       259,823
                                                                                 ------------   ------------   -----------
Cash and cash equivalents at end of year                                        $    280,114   $    252,906   $   263,340
                                                                                 ============   ============   ===========

See notes to consolidated financial statements

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accounting and reporting policies of Trustmark Corporation and subsidiaries (the Corporation) follow generally accepted accounting principles and policies within the financial services industry. The following is a summary of the more significant accounting policies:

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of Trustmark Corporation, its wholly-owned subsidiaries, First Building Corporation, F. S. Corporation, Trustmark National Bank (the Bank) and the Bank's wholly-owned subsidiary, Trustmark Financial Services, Inc. In 1994, the Corporation exchanged 137,514 shares of the Corporation's common stock for the minority shareholders' interest in the Bank. As discussed in Note 2, the financial data of the Corporation as previously reported has been restated for a business combination in 1994 using the pooling of interests method of accounting. All intercompany profits, balances and transactions have been eliminated.

FAIR VALUES OF FINANCIAL INSTRUMENTS

     Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of financial instruments' fair values, as well as the methodology and significant assumptions used in estimating fair values. These requirements have been incorporated throughout the notes to the consolidated financial statements. In cases where quoted market prices are not available, fair values are based on estimates using present value techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates for those assets or liabilities cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. All nonfinancial instruments, by definition, have been excluded from these disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Corporation and may not be indicative of amounts that might ultimately be realized upon disposition or settlement of those assets and liabilities.

CASH AND SHORT-TERM INVESTMENTS

     The carrying amounts for cash and due from banks and short-term investments (federal funds sold and securities purchased under reverse repurchase agreements) approximate fair values because of the short maturities of those financial instruments.

SECURITIES

     In May 1993, the Financial Accounting Standards Board (FASB) issued SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The Corporation adopted the provisions of the new standard for investments held as of or acquired after January 1, 1994. In adopting SFAS No. 115, securities have been classified as either trading, available for sale or held to maturity. In accordance with the statement, prior period financial statements have not been restated to reflect the change in accounting principle. Management determines the appropriate classification of securities at the time of purchase.

     Trading account securities are held for resale in anticipation of short-term market movements. Trading account securities, consisting primarily of debt securities, are carried at fair value. Gains and losses, both realized and unrealized, are reported in other income.

     Securities available for sale are carried at fair value. The unrealized difference between amortized cost and fair value on securities available for sale is excluded from earnings and is reported net of deferred taxes as a component of stockholders' equity. This caption includes debt and equity securities that Management intends to use as part of its asset/liability management strategy or that may be sold in response to changes in interest rates, changes in prepayment needs, or for other purposes. Prior to January 1, 1994, securities available for sale were stated at the lower of amortized cost or fair value with any resulting adjustments reflected in the statement of income.

     Securities held to maturity are carried at amortized cost. This caption includes debt securities for which Management has the positive intent and the Corporation has the ability to hold until maturity.

     Amortization of premium and accretion of discount are computed under the interest method. The adjusted cost of the specific security sold is used to compute the realized gain or loss on the sale of securities.

     Fair values for securities are based on quoted market prices where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

LOANS

     Loans are stated at the amount of unpaid principal, reduced by unearned income and an allowance for loan losses. Unearned income on instalment loans is recognized as income over the terms of the loans by a method which approximates the interest method. Interest on other loans is calculated by using the simple interest method on daily balances of the principal amount outstanding. The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when Management believes that the collectibility of the principal is unlikely. The allowance, which is based on evaluations of the collectibility of loans and prior loan loss experience, is an amount that Management believes will be adequate to absorb probable losses on loans existing at the reporting date. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans and current economic conditions that may affect a borrower's ability to pay.

     Accrual of interest is discontinued on a loan when Management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that collection of principal or interest is doubtful.

      The fair values of loans, as disclosed in Note 5, are estimated for portfolios of loans with similar financial characteristics. For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values of certain mortgage loans, such as one-to-four family residential properties, are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. The fair values of other types of loans are estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

     In June 1993, FASB issued SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," which becomes effective for the Corporation beginning in 1995. This statement defines the measurement requirements for loans that are impaired or deemed to be troubled debt restructures. Based upon the existing loan portfolio, the effect of the implementation of this statement is not expected to be material.

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

INTANGIBLE ASSETS

     Intangible assets, which consist of core deposits and purchased mortgage servicing rights, are being amortized by the straight-line method over 10 years and 9 years, respectively.

OTHER REAL ESTATE

      Other real estate owned is reported in other assets and is recorded at the lower of cost or estimated fair value less the estimated cost of disposition. Any valuation adjustments required upon foreclosure are charged to the allowance for loan losses. Subsequent to foreclosure, losses on the periodic revaluation of the property are charged to current period earnings as other real estate expenses. Costs of operating and maintaining the properties, net of related income and gains (losses) on their disposition, are charged to other real estate expenses as incurred.

INCOME TAXES

     The Corporation adopted SFAS No. 109, "Accounting for Income Taxes," effective January 1, 1993. The adoption of SFAS No. 109 changed the Corporation's method of accounting for income taxes from the deferred method to the liability method. The cumulative effect of adopting SFAS No. 109 on the Corporation's financial statements in 1993 was to increase net income $1,575,000 or 5 cents per share.

     Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Refer to Note 10 for the detail of temporary differences which give rise to deferred tax assets and liabilities.

DEPOSITS

     The fair values of deposits with no stated maturity, such as noninterest-bearing demand deposits, NOW accounts, MMDA products and savings accounts are, by definition, equal to the amount payable on demand. This amount is commonly referred to as the carrying value. Fair values for certificates of deposit are based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities. See Note 8 for a detail of carrying values and fair values for all deposit liabilities.

SHORT-TERM LIABILITIES

     The carrying amounts for federal funds purchased, securities sold under repurchase agreements and other liabilities approximate their fair values.

EMPLOYEE BENEFIT PLANS

     The Corporation has a noncontributory pension plan covering substantially all of its employees. The funding policy for the plan is to make contributions within the limits required by applicable regulations. Employees of the Corporation participate in a profit-sharing plan covering substantially all employees with more than one year's service. Executive and qualified senior officers participate in a supplemental executive incentive program. Contributions to these plans are made at the discretion of the Corporation's Board of Directors and are funded accordingly. The Corporation has a trusteed, contributory, self-insured medical benefit plan covering substantially all employees who work at least 30 hours per week and have completed the required waiting period. Contributions to the plan are made as prescribed by the trustees. The Corporation has a deferred compensation plan for its directors and certain executive and senior officers.

     In 1993, the Corporation adopted SFAS No. 106, "Accounting for Postretirement Benefits Other than Pensions." The effect of implementing this statement was immaterial.

PER SHARE DATA

     Per share data is based on the weighted average number of shares outstanding during each period. Per share data for all periods presented has been restated for the effect of a business combination accounted for as a pooling of interests in 1994.

STATEMENTS OF CASH FLOWS

     For purposes of reporting cash flows, cash and cash equivalents include cash on hand and amounts due from banks.

     The Corporation paid income taxes approximating $32,725,000 in 1994, $32,124,000 in 1993, and $21,606,000 in 1992. Interest paid on deposit liabilities and other borrowings approximated $124,581,000 in 1994, $119,355,000 in 1993, and $144,749,000 in 1992.

     For the years ended December 31, 1994, 1993, and 1992, noncash transfers from loans to foreclosed properties were $1,490,000, $2,989,000, and $6,456,000, respectively.

RECLASSIFICATIONS

     Certain reclassifications have been made to the 1993 and 1992 financial statements to conform to the 1994 method of presentation.

NOTE 2 - BUSINESS COMBINATIONS

     On October 7, 1994, First National Financial Corporation (FNFC) and its wholly-owned subsidiary, First National Bank of Vicksburg, were merged with the Corporation. The stockholders of FNFC received 3,600,262 shares of the Corporation's common stock in connection with the merger. In addition, cash payments of approximately $1,105,000 were made in connection with the merger. All financial data of the Corporation has been restated to reflect the business combination using the pooling of interests method of accounting. There were no material adjustments to the net assets of FNFC as a result of adopting the same accounting practices as the Corporation. The effect of the pooling of interests on previously reported operations follows ($ in thousands):

                                                          For the Year
                              Nine Months                    Ended
                                 Ended                    December 31,
                              September 30,        -------------------------
                                  1994               1993             1992
                              -------------        --------         --------
Total Income:
  Trustmark Corporation         $252,876           $335,933         $332,252
  FNFC                            16,813             22,572           23,957
                                --------           --------         --------
       Combined                 $269,689           $358,505         $356,209
                                ========           ========         ========

Net Income:
  Trustmark Corporation         $ 40,384           $ 50,150         $ 38,257
  FNFC                             2,072              2,102            2,512
                                --------           --------         --------
       Combined                 $ 42,456           $ 52,252         $ 40,769
                                ========           ========         ========

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

NOTE 3 - CASH AND DUE FROM BANKS

     The Corporation is required to maintain average reserve balances with the Federal Reserve Bank. The reserve balance varies depending upon the types and amounts of deposits. At December 31, 1994, the reserve balance with the Federal Reserve Bank was approximately $30,375,000.

NOTE 4 - Securities Available for Sale and Securities Held to Maturity

         A summary of the amortized cost and estimated fair value of securities available for sale and held to maturity at December 31, 1994 and 1993 follows ($ in thousands):

                                            Securities Available for Sale                 Securities Held to Maturity
                                   ---------------------------------------------  ------------------------------------------------
                                                Gross        Gross     Estimated                 Gross       Gross     Estimated
                                   Amortized  Unrealized   Unrealized     Fair    Amortized   Unrealized  Unrealized     Fair
1994                                 Cost       Gains       (Losses)     Value       Cost       Gains       (Losses)     Value
----                               ---------  ----------  -----------  ---------  ----------  ----------  ----------   ----------
U.S. Treasury and other U.S.
    Government agencies             $376,302    $   14     $(13,856)   $362,460   $  316,109    $   745    $(10,773)   $  306,081
Obligations of states and
    political subdivisions                                                           192,321      4,214      (7,117)      189,418
Debt securities of foreign
    governments                                                                          100                                  100
Mortgage-backed securities            63,388       246       (2,933)     60,701      914,130        309     (64,424)      850,015
Other securities                      12,909     3,621                   16,530
                                    --------    ------     --------    --------   ----------    -------    --------    ----------
           Total                    $452,599    $3,881     $(16,789)   $439,691   $1,422,660    $ 5,268    $(82,314)   $1,345,614
                                    ========    ======     ========    ========   ==========    =======    ========    ==========
1993
----
U.S. Treasury and other U.S.
    Government agencies             $ 97,484    $  323     $    (32)   $ 97,775   $  722,567    $23,456    $ (1,167)   $  744,856
Obligations of states and
    political subdivisions             8,420        44                    8,464      158,193     10,281        (292)      168,182
Debt securities of foreign
    governments                                                                          100                                  100
Mortgage-backed securities            51,253       767         (232)     51,788      927,625     10,764      (3,911)      934,478
Other securities                                                                      14,924      3,045                    17,969
                                    --------    ------     --------    --------   ----------    -------     -------    ----------
           Total                    $157,157    $1,134     $   (264)   $158,027   $1,823,409    $47,546     $(5,370)   $1,865,585
                                    ========    ======     ========    ========   ==========    =======    ========    ==========

     On January 1, 1994, in adopting SFAS No. 115, the Corporation transferred securities with an amortized cost of approximately $629,000,000 from held to maturity to available for sale. There were no other transfers made between classifications during 1994.

     Gross gains of $4,197,000 and gross losses of $5,594,000 were realized in 1994 as a result of calls and dispositions of securities classified as available for sale. During 1993 and 1992 gross gains and gross losses on dispositions of securities carried at lower of aggregate cost or fair value were not material. At December 31, 1994, the net adjustment to unrealized holding losses on available for sale securities included as a separate component of stockholders' equity was $7,971,000.

     During 1994, there were no sales of securities held to maturity. Gross gains of $23,000 were realized on securities called prior to maturity. Gross gains of $623,000 and gross losses of $148,000 were realized in 1993 as the result of calls and the disposition of securities held to maturity. All sales of securities held to maturity during 1993 were related to business combinations. Gross securities gains of $3,126,000 and gross securities losses of $26,000 were realized during 1992.

     The amortized cost and estimated fair value of securities available for sale and held to maturity at December 31, 1994, by contractual maturity, are shown below ($ in thousands). Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                               Securities                        Securities
                                                           Available for Sale                 Held to Maturity
                                                       ---------------------------       --------------------------
                                                                      Estimated                           Estimated
                                                        Amortized       Fair             Amortized          Fair
                                                          Cost          Value               Cost            Value
                                                       -----------    ---------          ----------      -----------
Due in one year or less                                 $ 88,462      $ 87,585           $   83,347      $   83,533
Due after one year through five years                    287,840       274,875              315,957         304,762
Due after five years through ten years                                                       65,128          63,922
Due after ten years                                       12,909        16,530               44,098          43,382
                                                        --------       -------           ----------       ---------
                                                         389,211       378,990              508,530         495,599
Mortgage-backed securities                                63,388        60,701              914,130         850,015
                                                        --------       -------           ----------       ---------
            Total                                       $452,599      $439,691           $1,422,660      $1,345,614
                                                        ========      ========           ==========      ==========

     Securities with a carrying value of $1,491,333,000 at December 31, 1994 and $1,423,145,000 at December 31, 1993 were pledged to collateralize public deposits, securities sold under agreements to repurchase, and for other purposes as required or permitted by law.

NOTE 5 - Loans
    At December 31, 1994 and 1993, the loan portfolio carrying values consisted of the following ($ in thousands):

                                                                  1994                1993
                                                              -----------         -----------
Real estate loans:
     Construction and land development                       $    123,364        $    102,873
     Secured by 1-4 family residential properties                 504,078             569,411
     Secured by nonfarm, nonresidential properties                345,130             340,058
     Other                                                         63,169              52,295
Loans to finance agricultural production                           34,910              35,490
Commercial and industrial                                         594,836             531,054
Loans to individuals for personal expenditures                    606,444             529,907
Obligations of states and political subdivisions                   50,033              38,407
Loans for purchasing or carrying securities                         1,840               3,995
Lease financing receivables                                         3,871               4,427
Other loans                                                        19,890              23,101
                                                              -----------         -----------
     Loans, net of unearned interest                            2,347,565           2,231,018
     Allowance for loan losses                                    (65,014)            (65,014)
                                                              -----------         -----------
         Net loans                                           $  2,282,551        $  2,166,004
                                                              ===========         ===========

   The fair value estimates of loans, net of unearned interest, at December 31, 1994 and 1993 were $2,319,329,000 and $2,259,605,000, respectively. Management has made estimates of the fair value based on assumptions that it believes to be reasonable as discussed in Note 1 .

    In the ordinary course of business, the Corporation makes loans to its directors and to companies in which these directors are principal owners. In the opinion of Management, such loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other parties. An analysis of changes in these loans follows ($ in thousands):

Balance at January 1, 1994                                 $     38,091
New loans                                                        99,439
Repayments                                                      (70,995)
                                                            -----------
Balance at December 31, 1994                               $     66,535
                                                            ===========

Changes in the allowance for loan losses were as follows ($ in thousands):

                                                                  1994                1993             1992
                                                              -----------         -----------     ------------
Balance at January 1                                         $     65,014        $     51,871     $      41,542
Provision charged to expense                                        2,786              18,596            26,737
Loans charged off                                                  (7,081)            (11,565)          (20,176)
Recoveries                                                          4,295               5,790             3,768
Allowance applicable to loans of acquired bank                                            322
                                                              -----------         -----------      ------------
Balance at December 31                                       $     65,014        $     65,014     $      51,871
                                                              ===========         ===========      ============

    Loans on which the accrual of interest has been discontinued or reduced approximated $12,817,000 and $13,730,000 at December 31, 1994 and 1993,
respectively.  The foregone interest associated with such loans is immaterial.

NOTE 6 - Premises and Equipment
    Premises and equipment are summarized as follows ($ in thousands):

                                                                             December 31,
                                                                      ---------------------------
                                                                        1994              1993
                                                                      ---------         ---------
Land                                                                  $ 10,594          $  9,943
Buildings and leasehold improvements                                    70,289            67,913
Furniture and equipment                                                 64,465            59,034
                                                                      ---------         ---------
                                                                       145,348           136,890
Less accumulated depreciation and amortization                          81,270            73,996
                                                                      ---------         ---------
     Premises and equipment, net                                      $ 64,078          $ 62,894
                                                                      =========         =========

NOTE 7 - Employee Benefit Plans

     Net periodic pension costs included the following components ($ in thousands):

                                                                                     1994              1993               1992
                                                                                  ---------         ---------         -----------
Service cost earned during period                                               $    2,489        $    2,140        $      1,259
Interest cost on projected benefit obligation                                        2,030             1,557               1,603
Actual return on assets                                                                 47            (2,888)             (2,198)
Net amortization and deferral:
     Amortization of unrecognized net assets and prior service cost                   (144)             (191)               (238)
     Asset (loss) gain deferred                                                     (2,502)              911                 136
                                                                                  ---------         ---------         -----------
Net periodic pension costs                                                      $    1,920        $    1,529        $        562
                                                                                  =========         =========         ===========

     The following table sets forth the plan's funded status and amounts recognized in the Corporation's consolidated balance sheets at December 31, 1994 and 1993 ($ in thousands):

                                                                                     1994              1993
                                                                                  ---------         ---------
Actuarial present value of accumulated plan benefits:
     Vested                                                                     $   22,709        $   19,906
     Nonvested                                                                         452               588
                                                                                  ---------         ---------
Accumulated benefit obligation                                                  $   23,161        $   20,494
                                                                                  =========         =========

Projected benefit obligation                                                    $  (30,635)       $  (27,676)
Plan assets at fair value                                                           31,549            29,935
                                                                                  ---------         ---------
Plan assets in excess of projected benefit obligation                                  914             2,259
Unrecognized net loss                                                                2,186               785
Unrecognized net assets being amortized over 15 years                               (2,758)           (3,121)
Unrecognized prior service cost                                                      2,878             2,540
Other                                                                                                     51
                                                                                  ---------         ---------
Prepaid pension assets                                                          $    3,220        $    2,514
                                                                                  =========         =========

     The weighted average discount rate used in determining the actuarial present value of the projected benefit obligations was 7.5%. The rate of increase in future compensation was 6.0%. The expected long-term rate of return on plan assets was 8.5%.

     Plan assets included common stocks, trust department pooled funds, short-term investment funds, and fixed investment funds guaranteed by insurance carriers.

     Operating expenses included $4,651,000 (1994), $5,450,000 (1993), and
$4,216,000 (1992) for contributions to the Corporation's other employee benefit plans.

NOTE 8 - Deposits

       At December 31, 1994 and 1993, deposits consisted of the following ($ in thousands):

                                                                   1994                                1993
                                                        -----------------------------      ------------------------------
                                                         Carrying         Estimated          Carrying         Estimated
                                                           Value          Fair Value          Value           Fair Value
                                                        -----------      ------------      ------------      ------------
Noninterest-bearing demand deposits                   $    732,635     $     732,635     $     708,789     $     708,789
NOW accounts                                               486,998           486,998           462,788           462,788
Money market deposit accounts                              582,794           582,794           684,913           684,913
Savings accounts                                           236,202           236,202           244,987           244,987
Certificates of deposit                                  1,410,600         1,410,863         1,327,304         1,346,277
                                                        -----------      ------------      ------------      ------------
     Total                                            $  3,449,229     $   3,449,492     $   3,428,781     $   3,447,754
                                                        ===========      ============      ============      ============

     As disclosed in Note 1, SFAS No. 107 defines fair value of demand deposits as the amount payable upon demand and prohibits adjusting fair value for any value derived from retaining these deposits for an expected future period in time. That component, commonly referred to as a core deposit intangible, is not considered in the above fair value amounts.

NOTE 9 - SECURITIES SOLD UNDER REPURCHASE AGREEMENTS

         At December 31, 1994, the carrying values of securities sold under repurchase agreements, by contractual maturity, are shown below ($ in thousands):

                                                Carrying
                                                  Value
                                                --------
     In one day                                 $ 42,364
     Term up to 30 days                           43,017
     Term of 30 to 90 days                        27,130
     Term of 90 days and over                     66,239
     Demand                                      512,148
                                                 -------
            Total                               $690,898
                                                 =======

     The weighted average interest rate for these repurchase agreements was 5.17% at December 31, 1994. The repurchase agreements are collateralized by specific U. S. Treasury and other U. S. Government agency securities with carrying values of approximately $746,889,000 and fair values of approximately $704,123,000.

NOTE 10 - Income Taxes
     The income tax provision included in the statements of income was as follows ($ in thousands):

                                                                       1994         1993        1992
                                                                     ---------    ---------   ---------
Current                                                             $  28,626    $  32,671   $  24,043
Deferred                                                                  611      (10,990)     (6,553)
                                                                     ---------    ---------   ---------
     Net income tax provision                                       $  29,237    $  21,681   $  17,490
                                                                     =========    =========   =========

     The net income tax provision differs from the amount computed by applying the statutory federal income tax rate to income before income taxes as a result of the following ($ in thousands):

                                                             1994                     1993                     1992
                                                    ---------------------    ---------------------    ---------------------
                                                                 Percent                  Percent                  Percent
                                                                of Pretax                of Pretax                of Pretax
                                                       Tax       Income         Tax       Income         Tax       Income
                                                    ---------   ---------    ---------   ---------    ---------   ---------
Federal income tax computed on income before
     income taxes                                  $  29,485        35.0%   $  25,325        35.0%   $  19,808        34.0%
(Decrease) increase in tax resulting from:
     Tax exempt security interest net of
        premium amortization                          (3,393)       (4.0)      (3,550)       (4.9)      (4,178)       (7.2)
     Nondeductible interest expense                      429         0.5          247         0.3          546         0.9
     State income tax                                  2,075         2.5        2,259         3.1          520         0.9
     Other                                               641         0.7       (2,600)       (3.6)         794         1.4
                                                    ---------   ---------    ---------   ---------    ---------   ---------
Net income tax provision                           $  29,237        34.7%   $  21,681        29.9%   $  17,490        30.0%
                                                    =========   =========    =========   =========    =========   =========

    The income tax (benefit) provision included ($526,000) in 1994, $192,000 in 1993 and $1,156,000 in 1992 resulting from securities transactions.

     Temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities give rise to the following net deferred tax asset, which is included in other assets ($ in thousands):

                                                                    1994                     1993
                                                                  ---------                ---------
Allowance for loan losses                                        $  24,304                $  24,156
Unrealized securities losses                                         4,937
Deferred compensation                                                2,827                    2,197
Capitalized mortgage servicing costs                                 1,783                    2,288
Accretion of discounts on securities                                (1,142)                  (1,160)
Accelerated depreciation and amortization                             (730)                  (1,128)
Other                                                                 (145)                   1,278
                                                                  ---------                ---------
Net deferred tax asset                                           $  31,834                $  27,631
                                                                  =========                =========

     The Corporation has evaluated the need for a valuation allowance and, based on the weight of the available evidence, has determined that it is more likely than not that all deferred tax assets will eventually be realized.

     During 1994, the Corporation reached a settlement with the Internal Revenue Service regarding the deduction for amortization of core deposit intangibles. The effects of this settlement, which are not material, are included in the Corporation's consolidated financial statements.

NOTE 11 - LEASE COMMITMENTS

     The Corporation currently has lease commitments for banking premises and general offices and equipment which expire from 1995 to 2008. The majority of these commitments contain renewal options which extend the base lease from 5 to 20 years. Rental expense approximated $2,221,000 in 1994, $1,855,000 in 1993, and $1,960,000 in 1992.

     Minimum rental commitments at December 31, 1994, under material, noncancelable leases for banking premises and general offices and equipment, were as follows ($ in thousands):

     Year ended                        Minimum Rental
    December 31,                         Commitment
    ------------                       --------------
        1995                               $  913
        1996                                  749
        1997                                  622
        1998                                  518
        1999                                  408
        2000-2008                           1,362

NOTE 12 - COMMITMENTS AND CONTINGENCIES

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

     Forward contracts are agreements to purchase or sell securities or other money market instruments at a future specified date at a specified price or yield. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from movements in securities values and interest rates. At December 31, 1994, obligations under forward contracts consist of commitments to sell mortgages originated or purchased by the Corporation into the secondary market at a future date. These obligations are entered into by the Corporation in order to fix the interest rate at which it can offer mortgage loans to its customers or purchase mortgages from other financial institutions. Gains or losses on the sale of mortgages into the secondary market (which have not been material) are recorded upon the sale of the mortgages. Any decline in market value of mortgages held by the Corporation at the end of a financial reporting period pending sale into the secondary market is recognized at that time. As of December 31, 1994, the Corporation's exposure under commitments to sell mortgages in the future is immaterial.

     The Corporation's maximum exposure to credit loss in the event of nonperformance by the other party for loan commitments and letters of credit is represented by the contractual notional amount of those instruments. However, for forward contracts, the contractual or notional amounts do not represent the Corporation's actual exposure to credit loss at December 31, 1994, as represented below ($ in thousands):

                                                           Contractual or
                                                           Notional Amount
                                                           ---------------
     Financial instruments whose contractual amounts
        represent credit risk:
          Loan commitments                                   $575,328
          Standby and commercial letters
            of credit written                                  35,304
     Financial instruments whose contractual or notional
        amounts exceed the amount of credit risk:
          Forward contracts                                    34,250

     The fair values of loan commitments, letters of credit and forward contracts approximate the fees currently charged for similar agreements or the estimated cost to terminate or otherwise settle similar obligations. The fees associated with these financial instruments or the estimated cost to terminate, as applicable, are immaterial.

     In January 1995, a judgment was rendered in a Mississippi circuit court against the Corporation's subsidiary, Trustmark National Bank, in a case related to the placement of collateral protection insurance ("CPI") by the Bank on a particular loan. The judgment awarded $500 thousand in actual damages and $38 million in punitive damages to the plaintiffs. Several other suits relating to CPI have been filed against the Bank and are pending at various stages. Management of the Corporation is vigorously pursuing the appeal of the judgment mentioned above and the defense of the other pending suits. While the ultimate outcome of any litigation is uncertain, Management believes, based on the advice of legal counsel, that the judgment referred to above will be reversed or substantially reduced and that the impact of this matter, the other CPI related suits or any additional claims related to CPI will not be material to the results of operations or financial position of the Corporation.

     The Bank is involved in various other legal matters and claims which are being defended and handled in the ordinary course of business. None of these other matters is expected, in the opinion of Management, to have a material adverse effect upon the financial position or results of operations of the Corporation.

NOTE 13 - STOCKHOLDERS' EQUITY

     As mentioned in Note 1, the Corporation adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," on January 1, 1994. In accordance with the statement, prior period financial statements have not been restated to reflect the change in accounting principle. As of January 1, 1994, stockholders' equity was increased by $14,326,000 (net of $8,874,000 in deferred income taxes) to reflect the net unrealized holding gains on securities classified as available for sale.

     Banking regulations limit the amount of dividends that may be paid without prior approval of the Bank's regulatory agency. At December 31, 1994, approximately $123,924,000 of undistributed earnings of the Bank included in consolidated surplus and retained earnings was available for future distribution to the Corporation as dividends, subject to approval by the Board of Directors. Banking regulations also require maintaining certain minimum levels of capital for which the Bank is in compliance.

NOTE 14 - Summarized Financial Information of Trustmark Corporation

    Summarized financial information of Trustmark Corporation, parent company only, was as follows ($ in thousands):

                                                     BALANCE SHEETS
                                                                                                     December 31,
                                                                                               ------------------------
                                                                                                  1994          1993
                                                                                               ---------     ----------
Assets
Investment in bank                                                                             $  414,095    $  382,227
Other assets                                                                                        8,276         8,666
                                                                                                ----------    ----------
    Total Assets                                                                               $  422,371    $  390,893
                                                                                                ==========    ==========
Liabilities and Stockholders' Equity
Accrued expenses                                                                               $    1,361    $    3,302
Stockholders' equity                                                                              421,010       387,591
                                                                                                ----------    ----------
    Total Liabilities and Stockholders' Equity                                                 $  422,371    $  390,893
                                                                                                ==========    ==========

                                                 STATEMENTS OF INCOME
                                                                                          Year Ended December 31,
                                                                                  --------------------------------------
                                                                                     1994          1993          1992
                                                                                  ----------    ----------    ----------
Revenue
Dividends received from bank                                                     $   14,178    $   12,808    $   11,502
Equity in undistributed earnings of subsidiaries                                     40,805        37,081        29,509
Other income                                                                          1,119         2,612           410
                                                                                  ----------    ----------    ----------
                                                                                     56,102        52,501        41,421
Expenses                                                                              1,097           249           652
                                                                                  ----------    ----------    ----------
Net Income                                                                       $   55,005    $   52,252    $   40,769
                                                                                  ==========    ==========    ==========


                                                STATEMENTS OF CASH FLOWS
                                                                                          Year Ended December 31,
                                                                                  --------------------------------------
                                                                                     1994          1993          1992
                                                                                  ----------    ----------    ----------
Operating Activities
Net income                                                                       $   55,005     $  52,252     $  40,769
Adjustments to reconcile net income to net cash provided by
     operating activities:
        Increase in investment in subsidiaries                                      (40,805)      (37,081)      (29,509)
        Other                                                                           473        (2,473)         (712)
                                                                                  ----------    ----------    ----------
Net cash provided by operating activities                                            14,673        12,698        10,548
Investing Activities
Cash paid in connection with business combination                                    (1,105)         (677)
Purchases of securities                                                                (567)
                                                                                  ----------    ----------
Net cash used by investing activities                                                (1,672)         (677)
Financing Activities
Cash dividends-net cash used by financing activities                                (13,936)      (12,504)      (11,323)
                                                                                  ----------    ----------    ----------
Decrease in cash and cash equivalents                                                  (935)         (483)         (775)
Cash and cash equivalents at beginning of year                                        1,308         1,791         2,566
                                                                                  ----------    ----------    ----------
Cash and cash equivalents at end of year                                         $      373     $   1,308     $   1,791
                                                                                  ==========    ==========    ==========

     Trustmark Corporation paid income taxes of approximately $32,725,000 in 1994, $32,124,000 in 1993, and $21,606,000 in 1992. No interest was paid by the parent company during the three years ended December 31, 1994.

                  Year Ended December 31,            1994         1993           1992          1991          1990
                                                   ---------   -----------   -----------   -----------   ----------- Trustmark
                                                                                                                     Corporation
Consolidated Statements of Income                                                                                    and
    Total interest income                        $  315,449  $    310,607  $    310,626  $    333,668  $    328,883  Subsidiaries
    Total interest expense                          124,290       116,770       138,369       187,215       201,814
                                                   ---------   -----------   -----------   -----------   -----------
     Net interest income                            191,159       193,837       172,257       146,453       127,069  Selected
     Provision for loan losses                        2,786        18,596        26,737        27,177        16,248  Financial
     Other income                                    48,670        47,898        45,583        40,269        37,895  Data
     Other expenses                                 152,801       150,781       132,844       120,226       109,527  (unaudited)
                                                   ---------   -----------   -----------   -----------   ----------- ($ In Thousands
     Income before income taxes and cumulative                                                                       Except Share
         effect of change in accounting principle    84,242        72,358        58,259        39,319        39,189  Data)
     Income taxes                                    29,237        21,681        17,490         9,107         7,546
     Cumulative effect of change in
         accounting for income taxes                                1,575
                                                   ---------   -----------   -----------   -----------   -----------
     Net income                                  $   55,005  $     52,252  $     40,769  $     30,212  $     31,643
                                                   =========   ===========   ===========   ===========   ===========
Consolidated Balance Sheets
   Total assets                                  $ 4,763,365 $  4,708,206  $  4,346,985  $  4,136,835  $  3,951,237
   Securities - nontrading                         1,862,351    1,980,566     1,718,635     1,436,086     1,287,692
   Net loans                                       2,282,551    2,166,004     2,007,629     2,004,425     1,968,968
   Deposits                                        3,449,229    3,428,781     3,431,383     3,389,989     3,293,558

Per Share Data
   Net income per share before cumulative
      effect of change in accounting principle        $1.58         $1.50         $1.23         $0.91         $0.96
   Cumulative effect of change in accounting
      for income taxes                                               0.05
                                                   ---------   -----------   -----------   -----------   -----------
    Net income per share                              $1.58         $1.55         $1.23         $0.91         $0.96
                                                   =========   ============  ===========   ===========   ===========
   Cash dividends per share                           $0.41         $0.37         $0.34         $0.33         $0.32
                                                   =========   ============  ===========   ===========   ===========



                                                    1994       March 31       June 30    September 30   December 31
                                                  ---------   ----------    -----------  ------------   -----------  Summary
                                                                                                                     of Quarterly
Interest income                                                $76,326        $77,770      $79,558        $81,795    Results of
Net interest income                                             47,770         47,890       47,853         47,646    Operations
Provision for loan losses                                          312            423          694          1,357    (undaudited)
Income before income taxes                                      20,617         21,999       21,412         20,214    ($ In Thousands
Net income                                                      13,820         14,696       13,940         12,549    Except Share
Net income per share                                             $0.40          $0.42        $0.40          $0.36    Data)

                                                    1993      March 31       June 30    September 30   December 31
                                                  ---------  ----------    -----------  ------------   -----------
Interest income                                                $76,181        $77,400      $78,775        $78,251
Net interest income                                             46,157         48,072       49,853         49,755
Provision for loan losses                                        4,082          4,517        6,963          3,034
Income before income taxes and cumulative
   effect of change in accounting principle                     16,226         20,164       17,263         18,705
Net income                                                      12,259         14,352       13,247         12,394
Net income per share:
   Before effect of change in accounting principle               $0.32          $0.43        $0.39          $0.36
   Cumulative effect of change in accounting
      for income taxes                                            0.05
                                                             ----------    -----------  ------------   -----------
Net income per share                                             $0.37          $0.43        $0.39          $0.36
                                                             ==========    ===========  ============   ===========

All financial information has been restated for a business combination in 1994 accounted for as a pooling of interests.

    Trustmark                        Dividends                  Stock Prices
  Corporation                           Per              ---------------------------
          and          1994            Share                 High           Low
 Subsidiaries      -----------       ---------           ------------   ------------
                   1st Quarter         $ .10                 17 1/4         14 1/2
                   2nd Quarter           .10                 19 1/2         14 3/4
    Principal      3rd Quarter           .10                 19 3/4         17 3/4
      Markets      4th Quarter           .11                 19 1/2         15 3/4
   And Prices
       of The          1993
Corporation's      -----------
        Stock      1st Quarter         $ .09                 15 1/4         12 3/4
                   2nd Quarter           .09                 17             13 3/4
                   3rd Quarter           .09                 18 1/2         13 3/4
                   4th Quarter           .10                 19 1/2         14


                        The Corporation's common stock is listed for trading on
                   the Nasdaq stock market as stock symbol TRMK.

BUSINESS OF THE CORPORATION AND ITS SUBSIDIARIES

     Trustmark Corporation is a one-bank holding company which was incorporated under the Mississippi Business Corporation Act on August 5, 1968. On October 7, 1994, the Corporation became the sole owner of its major subsidiary, Trustmark National Bank, when it exchanged 137,514 shares of the Corporation's common stock for the minority shareholders' interest. Trustmark National Bank now has 156 locations serving 44 Mississippi communities and offering a wide range of financial services through 98 full-service branches and 27 limited-service branches. In addition, the Bank's ATM network includes 68 automated teller machines at on-premise locations with 42 located at off-premise sites. Trustmark National Bank's wholly-owned subsidiary, Trustmark Financial Services, Inc., provides a wide range of brokerage products through a full-service investment center. The Corporation also directly owns all of the stock of F. S. Corporation and First Building Corporation, both nonbank Mississippi corporations. F. S. Corporation previously developed automobile financing, including all incidental and related matters. First Building Corporation previously managed and operated its own real estate investments. Today, F. S. Corporation and First Building Corporation are primarily dormant and are not considered significant subsidiaries.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with the consolidated financial statements found elsewhere in this report.

BUSINESS COMBINATIONS

     On October 7, 1994, the Corporation was able to achieve its goal of acquiring one financial institution annually by completing a merger with First National Financial Corporation (FNFC) of Vicksburg, Mississippi and its wholly-owned subsidiary, First National Bank of Vicksburg (FNBV). At the date of consummation, FNBV had achieved the largest deposit market share in the Vicksburg area through its 10 locations. The business combination was accounted for as a pooling of interests; therefore, all financial data of the Corporation as previously reported has been restated. At September 30, 1994, FNFC reported total assets of $278 million, total deposits of $243 million, total equity of $29 million and net income of $2.1 million.

     On July 31, 1993, UniSouth Banking Corporation (UniSouth), of Columbus, Mississippi, was merged with Trustmark National Bank. On August 7, 1992, the Corporation purchased a substantial portion of the assets and substantially all of the liabilities of the former Foxworth Bank from the Federal Deposit Insurance Corporation. Both of these business combinations have been accounted for by the purchase method of accounting. Accordingly, the financial statements include the effect of these business combinations only since their consummation. Please see Note 2 of the Notes to Consolidated Financial Statements for additional information.

EARNINGS SUMMARY

     Trustmark Corporation reported net income for the year ended December 31, 1994 of $55.0 million or $1.58 per share compared to $52.3 million or $1.55 per share for 1993 and $40.8 million or $1.23 per share for 1992. The Corporation was able to achieve record earnings as a result of a substantially lower provision for loan losses combined with modest growth in noninterest income and continuing efforts to improve its operating efficiency. It should also be noted that net income for 1993 was positively impacted by the adoption of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," as of January 1, 1993. The cumulative effect of this change in accounting principle was to increase net income by $1.6 million or $.05 per share.

     Two key measures of profitability in the banking industry are return on average assets (ROA) and return on average equity (ROE). ROA rose to 1.15% in 1994 from 1.14% in 1993 and .97% in 1992. ROE was 13.42% in 1994 versus 14.71%
in 1993 and 13.21% in 1992. ROE declined in 1994 because the pace of growth for equity, which included for the entire year the effect of common stock issued in the July 31, 1993 UniSouth merger, has exceeded the growth of earnings.

ASSET/LIABILITY MANAGEMENT AND LIQUIDITY

     A key objective of asset/liability management is to manage the

Corporation's assets and liabilities to optimize and maintain the spread between interest earned and interest paid while ensuring an adequate liquidity position. The Asset/Liability Committee monitors and adjusts the Corporation's exposure to interest rates, within specific policy guidelines, based on its view of current and expected market conditions. The primary tool utilized by this committee is an asset/liability modeling system which is used to evaluate exposure to interest rate risk and to project earnings and balance sheet growth. The Asset/Liability Committees of both senior bank officials and the Board of Directors meet monthly to review Trustmark's interest rate risk position. Interest rate risk tolerances are defined by policy and, if exceeded, are addressed and appropriate action taken to reduce any excess to an acceptable level. The Corporation's latest net interest income forecasts for the six month, twelve month and second twelve month periods were within policy guidelines.

     Another tool used to monitor the Corporation's overall interest rate sensitivity is a gap analysis. The table below represents the Corporation's 90 day and one year gap position as of December 31, 1994 ($ in thousands):


                                       Interest Sensitive Within
                                         90 days       One Year
                                       -----------    -----------
Total rate sensitive assets            $1,054,438     $1,643,597
Total rate sensitive liabilities        1,484,118      2,219,168
                                       -----------    -----------
     Net gap                           $ (429,680)    $ (575,571)
                                       ===========    ===========

     The analysis indicates that the Corporation is in a negative gap position over the next three month and twelve month time horizons. Management believes that it has adequate flexibility to alter the overall rate sensitivity structure as necessary to minimize exposure to changes in interest rates. During the course of 1994, the Corporation's negative gap position has decreased in response to rising interest rates and uncertain market conditions.

     The Corporation's goal is to maintain an adequate liquidity position to compensate for expected and unexpected balance sheet fluctuations and to provide funds for growth. This is achieved by maintaining a stable base of core deposits, accessibility to local, regional and national funding sources, readily marketable assets and diversity in customers, products and market areas. The ability to maintain liquidity is also enhanced by consistent earnings power and adequate capital. The Asset/Liability Committee establishes guidelines which monitor the current liquidity position and ensure adequate funding capacity.

EARNING ASSETS

     During 1994, the banking industry rode the wave of success for the third straight year. However, certain events of this past year left many wondering exactly what 1995 will bring. Rising interest rates during 1994 began to dampen the desire for mortgage loans which had enjoyed unprecedented demand during the past three years and also pushed down prices on bonds which has decreased the fair value of some banks' portfolios. On the other hand, the Federal Reserve's effort to corral inflation by pushing up interest rates has had a minimal impact in slowing the economy outside of the housing market. Some predictions show that business spending will help boost the economy for some time even as higher interest rates begin to take their toll on consumer spending. The general consensus of the banking industry is that given the varied predictions for the economy and the interest rate environment, 1995 will be a difficult year.

     The Mississippi economy continued to show signs of growth and recovery during 1994. The November 7, 1994 issue of U. S. NEWS AND WORLD REPORT rated Mississippi as having the eighth best overall economic health since the recovery began in 1991. This comes after 1993's ranking as number one in the nation in economic growth. Six variables were used in the 1994 ranking to determine overall economic growth: employment growth (ranked 8th in the United States), income growth (4th), new business growth (8th), building permit growth
(4th), home price growth (6th) and retail sales growth (41st). Among Mississippi's neighboring states, Georgia's overall economic health ranked 12th, Tennessee - 16th, North Carolina - 18th, Louisiana - 19th, Arkansas - 20th and Alabama - 21st. The success of the Mississippi economy is predicted to continue as the latest index of leading economic indicators rose for the second consecutive month and the fourth time in the last six months.

     The Corporation has been able to take advantage of the improved economic atmosphere in Mississippi by improving its mix of earning assets. At December 31, 1994, earning assets were $4.317 billion compared to $4.309 billion at December 31, 1993. The combined increase from loans, federal funds sold and securities purchased under reverse repurchase agreements more than offset the decline in securities experienced during 1994.

     Total loans increased by $116.5 million or 5.22% during 1994. Mississippi's switch from an agricultural-based economy to a more manufacturing-based economy has provided an increased demand for business lending. This conversion plus an increased marketing effort by the Corporation are the primary factors for the $63.8 million increase in commercial and industrial loans during 1994. The Corporation's commercial loan portfolio is very diverse, without a significant concentration of credit in any one particular industry segment, thus allowing for risk diversification in the portfolio.

     Consumer loans have grown by $76.5 million during 1994 primarily in the area of automobile loans. Trustmark remains one of the market leaders in the indirect lending business with plans to continue to grow through the expansion of its coverage and consistent service in current market areas.

     The most substantial decrease in the loan portfolio during 1994 was seen in real estate loans, which declined by $28.9 million. This decline can be traced to two major factors. First, rapidly rising interest rates on real estate loans secured by one-to-four family residential properties slowed the volume of both new and refinanced mortgages. Second, the Corporation continued to be committed to the growth of its mortgage servicing portfolio. The

Corporation intends to package and sell substantially all qualified one-to-four family residential mortgage loans that the Corporation has originated or purchased while retaining the right to service these mortgages. At December 31, 1994, the Corporation's volume of residential mortgage loan servicing was approximately $2.09 billion compared to $1.68 billion at the end of 1993. This 24.5% increase can be attributed to the strong growth of loans purchased in the correspondent market and the utilization of loans originated within the Corporation.

     The decline in residential mortgage loans was somewhat offset by growth from residential construction and development loans. The Corporation will continue to strengthen its lending relationships with builders and developers as an enhancement to the growth in residential mortgage loans. Please see Note 5 of the Notes to Consolidated Financial Statements for more information on the Corporation's loan portfolio.

     The Corporation's emphasis on credit quality has produced a healthy loan portfolio and a conservative approach to providing for potential loan losses. This emphasis on credit quality can be seen in the Corporation's commitment to the continued refinement of credit administration systems designed to monitor overall policy compliance and the adequacy of supporting financial and collateral documentation. As a result of this commitment, it is anticipated that the Corporation's ability to identify and address actual and potential credit problems will be further strengthened.

     The allowance for loan losses is maintained at a level which Management and the Board of Directors believe is adequate to absorb estimated losses inherent in the loan portfolio, plus estimated losses associated with off-balance sheet credit instruments such as letters of credit. The adequacy of the allowance is reviewed on a quarterly basis by using the criteria specified in revised Comptroller of the Currency Banking Circular 201 as well as additional guidance provided by regulatory authorities. Specifically, the analysis is based on a consideration of the following factors: estimated future loss in significant and criticized loans, known deterioration in concentrations of credit, classes of loans or pledged collateral, historical loss experience based on volume and types of loans, results of independent review of the loan portfolio, trends in portfolio volume, maturity and composition, off- balance sheet risk, volume and trends in delinquencies and nonaccruals, consideration of current economic conditions and downturns in specific local industries, lending policies and procedures and experience, ability and depth of lending management and staff. This analysis is presented to the Credit Policy Committee with subsequent review and approval by the Board of Directors.

     The current level of the allowance for loan losses approximates 2.77% of total loans outstanding and provides the Corporation with an adequate reserve coverage of nonperforming loans. Because of the imprecision and subjectivity inherent in most estimates of expected credit losses, Management will continue to take a prudent, yet conservative approach in the evaluation of the allowance for loan losses. Please see Note 5 of the Notes to Consolidated Financial Statements for an analysis of the changes in the allowance for loan losses.

     Net charge-offs totaled $2.79 million in 1994, which resulted in an annualized net charge-off ratio of .12%. This compares to $5.78 million in net charge-offs, or a net charge-off ratio of .27%, realized in 1993. The current level of net charge-offs for the Corporation remains below that of its peer group.

     A measure of asset quality in the financial institutions industry is the level of nonperforming assets. Nonperforming assets include nonperforming loans, consisting of nonaccrual and restructured loans, and other real estate. See the table below for more details ($ in thousands):


                                                          December 31,
                                                        -----------------
                                                          1994      1993
                                                        -------   -------
Loans accounted for on a nonaccrual basis               $12,817   $13,730
Other real estate                                         3,723     5,709
Loans past due 90 days or more and still accruing         2,252     1,816
                                                        -------   -------
  Total nonperforming assets and past due loans         $18,792   $21,255
                                                        =======   =======

     Asset quality of the Corporation is considered to be very good. The overall volume of classified assets, which is comprised of classified loans and other real estate owned, remains at approximately the same level reported at December 31, 1993 and is favorable. As the table above illustrates, overall nonperforming assets and past due loans remain well-controlled and continue to compare favorably to peer levels. As of December 31, 1994, the Corporation knows of no additional loans, other than those identified above, that Management has serious doubts as to the ability of such borrowers to repay principal and interest.

     The securities portfolio is utilized to provide a quality investment alternative for available funds and to provide a stable source of interest income. At the end of 1994, total securities were $1.86 billion, a decline of $118.2 million or 6.0% from the end of 1993. This decline is partially attributable to the Corporation's decision to utilize this liquidity to reduce its overnight borrowing position and to provide funds for loan growth. Securities backed by the U. S. Government and its agencies comprise over 85% of the total portfolio. For more information on the composition of the securities portfolio, please see Note 4 of the Notes to Consolidated Financial Statements.

     On January 1, 1994, the Corporation adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Under this accounting standard, debt securities that the Corporation has the positive intent and ability to hold to maturity are classified as held to maturity and reported at amortized cost. Debt and equity securities which are not classified as held to maturity or as trading securities are classified as available for sale and reported at fair value, with unrealized gains and losses reported as a separate component of stockholders' equity, net of income taxes. At the date of adoption, the Corporation transferred securities of approximately $629 million from held to maturity to available for sale. There were no other transfers made between classifications during 1994.

     Within the securities portfolio, the available for sale portfolio has been reduced since the end of the first quarter of 1994 due to instability in the bond market resulting from the current rising interest rate environment. Reinvestment activity was primarily in securities held to maturity having higher yields, with the balance going to reduce the Corporation's overnight borrowing position. The latest comparisons of the tax equivalent yield of the securities portfolio show the Corporation remaining in the upper quartile when compared to its peer group. This has been accomplished while maintaining the quality of the portfolio.

     At December 31, 1994, the amortized cost and fair value of securities classified as available for sale were $452.6 million and $439.7 million, respectively. This resulted in an unrecognized loss, net of tax, of approximately $7.97 million as a separate component of stockholders' equity.

     During 1994, the Corporation decreased the size of its short-term portfolio as it sought funds for loan growth and the reduction of its overnight borrowing needs. Products included in the short-term portfolio are primarily
U. S. Government agency securities classified as available for sale and reverse repurchase agreements. As necessary, this portfolio is utilized as an alternative to the overnight funds market and has contributed an additional $721 thousand in interest income when compared to investments in the overnight funds market. The short-term portfolio will continue to play a vital role in maintaining the Corporation's liquidity and profitability.

     In 1994, realized gains were $4.197 million on securities available for sale while realized losses totaled $5.594 million, resulting in net securities losses of $1.397 million. Gross unrealized gains approximated $3.9 million while gross unrealized losses approximated $16.8 million on these securities.

     During 1994, there were no sales of securities held to maturity. Gross gains of $23 thousand were realized on securities called prior to their maturity. Gross unrealized gains approximated $5.3 million and gross unrealized losses approximated $82.3 million on securities classified as held to maturity at December 31, 1994.

     Federal funds sold and securities purchased under reverse repurchase agreements increased by $10.5 million when compared to the end of 1993. Market conditions and liquidity needs are the driving forces behind the utilization of federal funds sold and securities purchased under reverse repurchase agreements as short-term investment products. Trading account securities continue to represent an immaterial portion of the balance sheet.

DEPOSITS AND OTHER INTEREST-BEARING LIABILITIES

     Deposits are the primary source of funding for the Corporation's earning assets. Trustmark offers a variety of products designed to attract and retain customers with the primary focus on core deposits.

     Total deposits at December 31, 1994 increased by $20.4 million when compared to December 31, 1993. Interest-bearing deposits decreased by $3.4 million while noninterest-bearing deposits increased $23.8 million during that time period. Although interest-bearing deposits decreased only slightly during 1994, the mix changed significantly. With rates rising throughout the year, customers began to shift from shorter-term savings instruments, primarily money market deposit accounts, to longer-term certificates of deposit. As the rates on other money market products began to rise, the Corporation successfully offered a certificate of deposit product with a step-up feature that allowed it to retain its core deposit customers. In 1995, Management's strategy will be to increase core deposits and to reduce the Corporation's dependence on short-term borrowings, principally federal funds purchased and securities sold under repurchase agreements. The composition of total deposits is presented in more detail in Note 8 of the Notes to Consolidated Financial Statements.

     Federal funds purchased increased $80.8 million when compared to December 31, 1993. This can be traced to an increase in funds purchased from correspondent banks. With current market conditions uncertain, the Corporation plans to reduce its position in federal funds purchased with excess funds from maturing securities.

     Securities sold under repurchase agreements fell by $72.5 million during 1994. With interest rates on the rise, some customers who had purchased securities sold under repurchase agreements have sought alternative products that would provide additional yield. However, this remains a very popular alternative to traditional deposit products. More information on securities sold under repurchase agreements is presented in Note 9 of the Notes to Consolidated Financial Statements.

STOCKHOLDERS' EQUITY

     The Corporation has always placed a great emphasis on maintaining a strong capital base. The Corporation's Management and Board of Directors continually review factors which could have an unfavorable impact on the level of stockholders' equity. It is the Corporation's goal to maintain its position as a "well capitalized" financial institution by expanding its capital base through continued profitability, business combinations and possibly the sale of stock. Based on the capital levels defined by banking regulators, a "well capitalized" institution is one that has at least a 10% total risk-based capital ratio, a 6% Tier 1 risk-based capital ratio and a 5% Tier 1 leverage ratio. The Corporation's solid capital base is reflected in its regulatory capital ratios. The table below illustrates these ratios at December 31, 1994 ($ in thousands):


     Tier 1 Capital                                 $416,909
     Tier 2 Capital                                   34,140
                                                    --------
     Total Qualifying Capital                       $451,049
                                                    ========

     Total Risk Weighted Assets                   $2,700,308
                                                   =========

     Tier 1/Risk Weighted Assets                       15.44%
     Tier 2/Risk Weighted Assets                        1.26%
                                                       ------
     Total Qualifying Capital/Risk Weighted Assets     16.70%
                                                       ======

     Leverage Ratio                                     8.81%
                                                       ======

     As shown in the table above, the Corporation's capital ratios surpass the minimum requirements of 4% for the Tier 1 capital ratio and 8% for the total risk-based capital ratio. The Tier 1 leverage ratio generally must exceed 3% and is driven by evaluation and discretion of the regulators.

     At December 31, 1994, the Corporation had stockholders' equity of $421.0 million which contained a net unrealized loss on securities available for sale, net of taxes, of $7.97 million. This compares to total stockholders' equity of $387.6 million at the end of 1993 and $323.2 million at the end of 1992.
During 1994, 3,737,776 shares of common stock were issued in connection with business combinations. These additional shares bring the total outstanding at December 31, 1994 to 34,910,683. In addition, the Corporation's adoption of SFAS No. 115 on January 1, 1994 resulted in an increase to stockholders' equity of $14.326 million to reflect the unrealized holding gains on securities classified as available for sale, net of deferred taxes.

     Based on its dividend payout ratio of 26.0%, the Corporation retained 74.0% of its earnings for 1994, generating an internal capital growth rate of 9.9%. Dividends for the fourth quarter of 1994 were raised to $.1075 per share resulting in an annual dividend rate of $.43 per share. Book value for the Corporation's common stock was $12.06 at December 31, 1994 compared to the closing market price of $17.50.

NET INTEREST INCOME

     Net interest income is an effective measurement of how well Management has managed the Corporation's interest rate sensitive assets and liabilities. During 1994, the Corporation's level of net interest income dropped by 1.38% or $2.7 million when compared to 1993 essentially due to its cost of funding increasing at a somewhat faster pace than its yield on earning assets.

     When compared to 1993, average earning assets rose 4.1% during 1994. During the same time period, the yield on average earning assets declined by 20 basis points. This combination resulted in interest income generated by earning assets increasing $4.8 million or 1.6% during 1994. The primary contributor to this gain came from interest and fees on loans, which increased 7.1% during 1994 as a result of multiple increases in the prime rate combined with growth in average loans. This more than offset declines in interest earned on securities, which experienced reduced yields resulting from a lower interest rate environment for reinvestment activity.

     Average interest-bearing liabilities rose 2.1% in 1994, with the rate paid increasing by 14 basis points when compared to 1993. As a result, interest expense generated by interest-bearing liabilities increased by $7.5 million or 6.44% when compared to 1993. An increase in both the average balance and rate paid on federal funds purchased and securities sold under repurchase agreements more than offset a decline in the average balances of interest-bearing deposits combined with an increased rate paid.

     The table below illustrates the changes in net interest margin as a percentage of average earning assets for the year ended:


                                            December 31,
                                          ---------------
                                           1994     1993   Change
                                          ------   ------  -------
Yield on interest-earning assets-FTE       7.36%    7.56%   (.20)%
Rate on interest-bearing liabilities       2.85%    2.79%    .06 %
                                          ------   ------  -------
     Net interest margin-FTE               4.51%    4.77%   (.26)%
                                          ======   ======  =======


The fully taxable equivalent (FTE) yield on tax exempt income has been computed based on a 35% federal marginal tax rate for both 1994 and 1993. While the Corporation did experience a decline in the net interest margin during 1994, it was able to maintain a stable level of net interest income in the face of an
uncertain interest rate environment and unstable market conditions.   The
Corporation will continue to take the necessary precautions in order to minimize exposure to changes in interest rates.

PROVISION FOR LOAN LOSSES

     Earnings for 1994 were positively impacted by the substantial reduction in the Corporation's provision for loan losses when compared to 1993 and 1992.
The provision for loan losses was $2.8 million in 1994 compared to $18.6 million in 1993 and $26.7 million in 1992 and covered net charge-offs on a dollar for dollar basis thus bringing the allowance for loan losses at December 31, 1994 back to its December 31, 1993 level. Management will continue to take a prudent, yet conservative approach in the evaluation of the allowance for loan losses.

NONINTEREST INCOME

     The Corporation stresses the importance of growth in noninterest income as one of its key long-term strategies. Noninterest income for 1994, excluding securities losses, increased $2.6 million or 5.6% when compared to 1993 and $7.6 million or 17.8% when compared to 1992.

     Trust service income increased by 6.6% in 1994 as Trustmark continued to be one of the largest bank providers of asset management services in Mississippi, with over $4.1 billion in assets under administration.

     During 1994, other account charges, fees and commissions became the largest component of noninterest income. The two major contributors to the 20.1% increase in this category were fees generated from residential mortgage servicing and ATM usage.

Management's commitment to the continued growth of the mortgage servicing portfolio was evidenced by the $2.2 million or 35.6% increase in fees collected from servicing mortgages during 1994. The Corporation's commitment to customer service is reflected in the growth of ATMs experienced during 1994. The Trustmark Express ATM System added an average of two automated teller machines per month during the year, bringing the total in service to 110. As a result, fees resulting from ATM usage grew significantly during 1994.

     Year-to-date service charges have remained at essentially the same level as 1993 as the Corporation continued to experience marginal deposit growth.
The primary reason for the 39.7% decline in other income during 1994 was a reduction in gains on mortgage loans sold. Rising interest rates combined with a reduction in refinancing volume contributed to this decline.

     The Corporation recorded securities losses during 1994 as securities acquired from the FNFC merger were sold in order to maintain the Corporation's current investment management policies and practices. In addition, in response to rising interest rates and uncertain market conditions, the Corporation sold a portion of its securities available for sale in order to reposition itself for the future.

NONINTEREST EXPENSE

     Another long-term strategy of the Corporation is to continue to provide quality service to its customers within the context of economic discipline.
The utilization of the newest technological advances in the financial services industry has allowed the Corporation to provide enhanced customer service while improving its efficiency. The Corporation's commitment to lowering its cost position is demonstrated by its efficiency ratios which remain substantially below that of its peer group. Noninterest expense for 1994 increased $2.0 million or 1.3% when compared to 1993. This nominal increase is especially noteworthy considering that expenses from both the Columbus and Tupelo branches, which were acquired during the UniSouth acquisition, have been included for the entire year of 1994 while expenses for 1993 were included only from the acquisition date of July 31, 1993.

     Salaries and employee benefits continue to comprise the largest portion of other expenses and have increased 4.7% during 1994. This increase can be primarily attributed to the additional salary expense incurred during 1994 from the UniSouth acquisition and annual salary increases. The number of full-time equivalent employees totaled 2,214 at December 31, 1994 compared to 2,230 at December 31, 1993. This decrease points out the Corporation's commitment to improving its operational efficiencies through the continued evaluation of its staff levels. Personnel expense for the Corporation remains well below that of its peer group.

     Renovations to facilities purchased and leased in business combinations as well as the general maintenance of existing facilities have contributed to the 5.2% increase in net occupancy expenses during 1994. Equipment expenses have increased by 7.7% as the Corporation strengthens its retail delivery and support systems through the purchase and implementation of the latest technology.

These investments will reduce back-office costs and enhance customer service and sales effectiveness.

     Market write-downs on other real estate decreased by 65.7% in 1994 due to substantial improvement in asset quality. The Corporation's volume of other real estate compares very favorably to that of its peer group. FDIC insurance expense remained at essentially the same level as that of the prior year.

     The amortization of intangible assets decreased 16.4% during 1994. Increased prepayments of mortgages serviced resulted in the accelerated amortization of mortgage servicing rights during 1993 which has more than offset the amortization of intangible assets associated with the UniSouth acquisition that began during the third quarter of 1993. In addition, the amortization of intangible assets associated with a business combination in 1983 was completed during the fourth quarter of 1993.

     Services and fees expense increased by 10.5% during 1994 due to increased expenses for communications and advertising. Other expenses decreased 3.2% during 1994 primarily due to declines in operational losses and the 1993 accrual of interest on the projected settlement of the core deposit case with the Internal Revenue Service.

INCOME TAXES

     In 1994, the Corporation's effective tax rate was 34.7% compared to 29.9% in 1993 and 30.0% in 1992. The effective tax rate for 1994 was higher than 1993 and 1992 as the result of three factors. First, tax exempt income as a percentage of total income declined during 1994. Second, the Corporation had several nonrecurring favorable permanent differences in 1993. And finally, differences arising from the nondeductible core deposit amortization related to a business combination consummated in July of 1993 and the reduction in deductible amortization related to the 1994 settlement of the core deposit amortization issue with the Internal Revenue Service caused the effective tax rate to rise in 1994.

     The Corporation adopted SFAS No. 109, "Accounting for Income Taxes," as of January 1, 1993. SFAS No. 109 required an asset and liability approach to accounting for the effect of income taxes that result from a company's activities during the current and preceding years. The cumulative effect of this change in accounting principle was to increase net income by $1.6 million or $.05 per share.

OTHER REGULATORY MATTERS

     The Financial Accounting Standards Board has issued SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures." The statement addresses how creditors should establish allowances for credit losses on individual loans determined to be impaired. This standard offers a definition of impairment and how the amount of impairment is measured. SFAS No. 114 applies to financial statements for fiscal years beginning after December 15, 1994. Management expects the implementation of this statement to be immaterial.

     During 1994, the Corporation adopted SFAS No. 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments."
This statement requires new disclosures about why a company uses derivative financial instruments (such as futures, forwards, swaps and options) and what strategies underlie their use. At December 31, 1994, obligations under forward contracts consist of commitments to sell mortgages originated or purchased by the Corporation into the secondary market at a future date. These obligations are entered into by the Corporation in order to fix the interest rate at which it can offer mortgage loans to its customers or purchase mortgages from other financial institutions. As of December 31, 1994, the Corporation's exposure under commitments to sell mortgages in the future is immaterial.

     Prior to its merger with the Corporation, First National Financial Corporation's subsidiary, First National Bank of Vicksburg (FNBV) entered into an agreement with the Office of the Comptroller of the Currency and the United States Department of Justice settling allegations that FNBV had discriminated against certain minority borrowers. This agreement required FNBV to establish a $750,000 fund to compensate certain borrowers and to reimburse $50,000 in costs incurred by regulators during its investigation that was completed in 1993. At December 31, 1994, the Corporation believes it has complied with all provisions of the agreement. As successor to FNBV, the Corporation will ensure that future conformity with the agreement is honored.

PRINCIPAL OCCUPATION OF THE CORPORATION'S DIRECTORS AND
EXECUTIVE OFFICERS

     This information is included elsewhere in this report in conjunction with listings of Directors and Officers.

SECURITIES AND EXCHANGE COMMISSION (SEC) FORM 10-K

     A copy of the annual report on Form 10-K, as filed with the SEC, may be obtained without charge by directing a written request to:

Harry M. Walker
Secretary & Treasurer
Trustmark Corporation
Post Office Box 291
Jackson, Mississippi 39205-0291