Form 10-K, Exhibit 13
period 1995-12-31
TRUSTMARK CORP
filed 1996-03-28
CIK 36146

                    Report of Independent Public Accountants

To the Board of Directors and Shareholders
Trustmark Corporation:

We have audited the accompanying consolidated balance sheets of Trustmark Corporation (a Mississippi corporation) and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trustmark Corporation and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

As explained in Note 1 to the consolidated financial statements, effective January 1, 1994, the Corporation changed its method of accounting for securities.


/s/ Arthur Andersen LLP

Jackson, Mississippi,
January 17, 1996.

                                                                       DECEMBER 31,            1995             1994
                    ----------------------------------------------------------------       -------------   -------------
       TRUSTMARK    ASSETS
     CORPORATION    Cash and due from banks (noninterest-bearing)                          $    299,006    $    280,114
             AND    Federal funds sold and securities purchased
    SUBSIDIARIES        under reverse repurchase agreements                                     113,585         105,731
                    Trading account securities                                                      226           1,150
                    Securities available for sale (at fair value)                               488,693         439,691
    CONSOLIDATED    Securities held to maturity (fair value: $1,370,670 - 1995;
         BALANCE         $1,345,614 - 1994)                                                   1,353,632       1,422,660
          SHEETS    Loans                                                                     2,580,219       2,365,683
($ In Thousands)         Less: Unearned income                                                    8,128          18,118
                               Allowance for loan losses                                         62,000          65,014
                                                                                           ------------    ------------
                         Net loans                                                            2,510,091       2,282,551
                    Premises and equipment                                                       61,193          64,078
                    Intangible assets                                                            37,671          38,074
                    Other assets                                                                128,495         129,316
                                                                                           ------------    ------------
                         TOTAL ASSETS                                                      $  4,992,592    $  4,763,365
                                                                                           ============    ============



                    LIABILITIES
                    Deposits:
                         Noninterest-bearing                                               $    767,051    $    732,635
                         Interest-bearing                                                     2,762,994       2,716,594
                                                                                           ------------    ------------
                             Total deposits                                                   3,530,045       3,449,229
                    Federal funds purchased                                                      75,675         160,140
                    Securities sold under repurchase agreements                                 857,308         690,898
                    Other liabilities                                                            50,812          42,088
                                                                                           ------------    ------------
                         TOTAL LIABILITIES                                                    4,513,840       4,342,355

                    COMMITMENTS AND CONTINGENCIES

                    STOCKHOLDERS' EQUITY
                    Common stock, no par value:
                         Authorized, 100,000,000 shares
                          Issued and outstanding:  34,910,683 shares                             14,546          14,546
                    Surplus                                                                     244,578         244,578
                    Retained earnings                                                           214,166         169,857
                    Net unrealized gain (loss) on securities
                         available for sale, net of tax                                           5,462          (7,971)
                                                                                           ------------    ------------
                            TOTAL STOCKHOLDERS' EQUITY                                          478,752         421,010
                                                                                           ------------    ------------
                            TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                     $  4,992,592    $  4,763,365
                                                                                           ============    ============


                    See notes to consolidated financial statements.


                                  YEAR ENDED DECEMBER 31,              1995           1994           1993        TRUSTMARK
---------------------------------------------------------          ------------   ------------   ------------    CORPORATION
INTEREST INCOME                                                                                                  AND
Interest and fees on loans                                         $    225,645   $    190,100   $    177,480    SUBSIDIARIES
Interest on securities:
     Taxable interest income                                            109,994        112,446        120,213    CONSOLIDATED
     Interest income exempt from federal income taxes                     5,887          6,715          7,835    STATEMENTS
Interest on federal funds sold and securities purchased                                                          OF INCOME
     under reverse repurchase agreements                                  6,815          6,188          5,079    ($ In Thousands
                                                                   ------------   ------------   ------------    Except Share
     TOTAL INTEREST INCOME                                              348,341        315,449        310,607    Data)

INTEREST EXPENSE
Interest on deposits                                                    112,374         91,154         94,708
Interest on federal funds purchased and securities
     sold under repurchase agreements                                    49,171         33,136         22,062
                                                                   ------------   ------------   ------------
     TOTAL INTEREST EXPENSE                                             161,545        124,290        116,770
                                                                   ------------   ------------   ------------
NET INTEREST INCOME                                                     186,796        191,159        193,837
Provision for loan losses                                                 2,439          2,786         18,596
                                                                   ------------   ------------   ------------

NET INTEREST INCOME AFTER PROVISION
     FOR LOAN LOSSES                                                    184,357        188,373        175,241

NONINTEREST INCOME
Trust service income                                                      9,275          8,715          8,176
Service charges on deposit accounts                                      21,765         18,666         18,335
Other account charges, fees and commissions                              24,817         20,214         16,825
Securities gains (losses)                                                   323         (1,374)           503
Other income                                                              3,287          2,449          4,059
                                                                   ------------   ------------   ------------
     TOTAL NONINTEREST INCOME                                            59,467         48,670         47,898

NONINTEREST EXPENSES
Salaries and employee benefits                                           74,107         72,497         69,231
Net occupancy-premises                                                    9,220          8,401          7,986
Equipment expenses                                                       13,460         13,482         12,521
Services and fees                                                        18,926         18,874         17,081
FDIC insurance assessment                                                 4,328          7,689          7,749
Amortization of intangible assets                                         7,266          6,932          8,291
Other real estate expenses                                                  336          1,159          3,377
Other expenses                                                           24,841         23,767         24,545
                                                                   ------------   ------------   ------------
     TOTAL NONINTEREST EXPENSES                                         152,484        152,801        150,781
                                                                   ------------   ------------   ------------
INCOME BEFORE INCOME TAXES                                               91,340         84,242         72,358
Income taxes                                                             31,582         29,237         20,106
                                                                   ------------   ------------   ------------
NET INCOME                                                         $     59,758   $     55,005   $     52,252
                                                                   ============   ============   ============

NET INCOME PER SHARE                                               $       1.71   $       1.58   $       1.55
                                                                   ============   ============   ============

WEIGHTED AVERAGE SHARES OUTSTANDING                                  34,910,683     34,805,193       33,787,791





See notes to consolidated financial statements.

                                                                                                                        UNREALIZED
                                                                                     COMMON                  RETAINED     GAINS
                                                                           TOTAL      STOCK      SURPLUS     EARNINGS    (LOSSES)
                    -------------------------------------------------    ---------   --------   ---------   ----------   ---------
        TRUSTMARK   BALANCE, JANUARY 1, 1993                             $ 323,243   $ 13,782   $ 219,316   $   90,145
  CORPORATION AND   Net income for year                                     52,252                              52,252
     SUBSIDIARIES   Cash dividends paid ($0.37 per share)                  (12,504)                            (12,504)
                    Common stock issued in business combination             24,600        707      23,893
                                                                         ---------   --------   ---------   ----------
                    BALANCE, DECEMBER 31, 1993                           $ 387,591   $ 14,489   $ 243,209   $  129,893

     CONSOLIDATED   Cumulative effect of a change in accounting
       STATEMENTS        method, net of tax                                 14,326                                       $ 14,326
    OF CHANGES IN   Net income for year                                     55,005                              55,005
    STOCKHOLDERS'   Cash dividends paid ($0.41 per share)                  (13,936)                            (13,936)
           EQUITY   Cash paid in business combination                       (1,105)                             (1,105)
  ($ In Thousands   Common stock issued for purchase of subsidiary
     Except Share        minority interest                                   1,426         57       1,369
            Data)   Net change in unrealized gains (losses) on
                         securities available for sale, net of tax         (22,297)                                       (22,297)
                                                                         ---------   --------   ---------   ----------   ---------
                    BALANCE, DECEMBER 31, 1994                             421,010     14,546     244,578      169,857     (7,971)
                    Net income for year                                     59,758                              59,758
                    Cash dividends paid ($0.44 per share)                  (15,449)                            (15,449)
                    Net change in unrealized gains (losses) on
                         securities available for sale, net of tax          13,433                                         13,433
                                                                         ---------   --------   ---------   ----------   ---------
                    BALANCE, DECEMBER 31, 1995                           $ 478,752   $ 14,546   $ 244,578   $  214,166   $  5,462
                                                                         =========   ========   =========   ==========   =========


                    See notes to consolidated financial statements.

                                                            YEAR ENDED DECEMBER 31,        1995           1994          1993
                  -----------------------------------------------------------------      ----------    ----------     ---------
TRUSTMARK         OPERATING ACTIVITIES
CORPORATION       Net income                                                             $   59,758    $   55,005     $  52,252
   AND            Adjustments to reconcile net income to net cash provided
SUBSIDIARIES           by operating activities:
                          Provision for loan losses                                           2,439         2,786        18,596
CONSOLIDATED              Provision for depreciation and amortization                        17,477        17,069        17,634
STATEMENTS                Net (accretion) amortization of securities                         (4,614)          416         2,243
OF CASH FLOWS             Securities (gains) losses                                            (323)        1,374          (503)
($ In Thousands)          (Gains) losses and write-downs on other real estate                   (52)          802         2,648
                          Other                                                                (730)          (31)       (3,311)
                          Increase in intangible assets                                      (6,863)       (4,579)       (6,822)
                          Increase in deferred income taxes                                  (1,628)         (612)      (11,046)
                          Increase in other assets                                           (9,016)      (19,371)       (4,939)
                          Increase (decrease) in other liabilities                            8,724        (5,587)        4,354
                                                                                         ----------    ----------     ---------
                  NET CASH PROVIDED BY OPERATING ACTIVITIES                                  65,172        47,272        71,106

                  INVESTING ACTIVITIES
                  Proceeds from calls and maturities of securities available for sale       320,074       246,536       271,026
                  Proceeds from calls and maturities of securities held to maturity         150,321       269,779       572,204
                  Proceeds from sales of securities available for sale                      119,404       392,136        50,076
                  Proceeds from sales of securities held to maturity                                                     22,725
                  Purchases of securities available for sale                               (462,147)     (327,706)     (282,475)
                  Purchases of securities held to maturity                                  (80,935)     (477,228)     (860,285)
                  Net (increase) decrease in federal funds sold and securities
                       purchased under reverse repurchase agreements                         (7,854)      (10,525)       74,436
                  Net increase in loans                                                    (229,311)     (119,470)      (68,820)
                  Purchases of premises and equipment                                        (6,134)      (10,016)       (8,615)
                  Proceeds from sales of premises and equipment                                 182           146           165
                  Proceeds from sales of other real estate                                    2,808         2,572         3,352
                  Cash equivalents of acquired bank, net of cash paid                                                    20,601
                  Cash paid in business combination                                                        (1,105)
                                                                                         ----------    ----------    ----------
                  NET CASH USED BY INVESTING ACTIVITIES                                    (193,592)      (34,881)     (205,610)

                  FINANCING ACTIVITIES
                  Net increase (decrease) in deposits                                        80,816        20,448      (155,997)
                  Net increase in federal funds purchased and securities sold
                       under repurchase agreements                                           81,945         8,305       292,571
                  Cash dividends                                                            (15,449)      (13,936)      (12,504)
                                                                                         ----------    ----------    ----------
                  NET CASH PROVIDED BY FINANCING ACTIVITIES                                 147,312        14,817       124,070
                                                                                         ----------    ----------    ----------
                  Increase (decrease) in cash and cash equivalents                           18,892        27,208       (10,434)
                  Cash and cash equivalents at beginning of year                            280,114       252,906       263,340
                                                                                         ----------    ----------    ----------
                  CASH AND CASH EQUIVALENTS AT END OF YEAR                               $  299,006    $  280,114    $  252,906
                                                                                         ==========    ==========    ==========

                    See notes to consolidated financial statements.

NOTE 1 - BUSINESS, BASIS OF FINANCIAL STATEMENT PRESENTATION, ACCOUNTING POLICIES AND RECENT PRONOUNCEMENTS

BUSINESS

     The Corporation and its banking subsidiary are engaged only in the general banking business and activities closely related to banking and provide these services primarily to customers in Mississippi through its banking subsidiary. The Corporation is subject to the regulations of certain federal agencies and undergoes periodic examinations by those regulatory authorities.

BASIS OF FINANCIAL STATEMENT PRESENTATION

     The consolidated financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the consolidated financial statements, the Corporation is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the dates of the statements of condition and the reported amounts of revenues and expenses for the years then ended. Actual results could differ significantly from those estimates.

ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of Trustmark Corporation, its wholly-owned subsidiaries, First Building Corporation, F. S. Corporation, Trustmark National Bank (the Bank) and the Bank's wholly-owned subsidiary, Trustmark Financial Services, Inc. All intercompany profits, balances and transactions have been eliminated.

TRADING ACCOUNT SECURITIES

     Trading account securities are held for resale in anticipation of short-term market movements. Trading account securities, consisting primarily of debt securities, are carried at fair value. Gains and losses, both realized and unrealized, are classified as other income.

SECURITIES AVAILABLE FOR SALE

     Effective January 1, 1994, the Corporation adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Under this statement, securities available for sale prior to maturity are reported at fair value with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity, net of related deferred income taxes. The effect of this change at January 1, 1994 was to increase stockholders' equity by $14,326,000, net of deferred income taxes. Gains or losses on the sale of these securities, computed based on the carrying value of the specific securities sold, are classified as securities gains (losses) in noninterest income.

SECURITIES HELD TO MATURITY

     Securities held to maturity are securities which the Corporation has the intent and ability to hold to maturity. Securities held to maturity are stated at cost, adjusted for amortization of premiums and accretion of discount using the interest method. Gains and losses on the sale of securities held to maturity, computed based on the adjusted cost of the specific securities sold, are classified as securities gains (losses) in noninterest income.

LOANS

     Loans generally are stated at the amount of unpaid principal, reduced by unearned income and an allowance for loan losses. Unearned income on consumer loans is recognized as income over the terms of the loans by a method which approximates the interest method. Interest on other loans is calculated by applying the simple interest method to the daily outstanding principal balance.

     Generally, a loan is classified as nonaccrual and the accrual of interest on such loan is discontinued when the contractual payment of principal or interest has become 90 days past due or Management has serious doubts about further collectibility of principal or interest, even though the loan currently is performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on nonaccrual status, unpaid interest credited to income in the current and prior years is reversed against interest income. Interest received on nonaccrual loans is applied against principal. Loans are restored to accrual status when the obligation is brought current or has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

ALLOWANCE FOR LOAN LOSSES

     The allowance for loan losses is established through provisions for loan losses charged against income. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance.

     Beginning in 1995, the Corporation adopted SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosure." Under the new standard, the 1995 allowance for loan losses related to loans that are identified for evaluation in accordance with SFAS No. 114 is based on discounted cash flows using the loan's initial effective interest rate or the fair value of the collateral for certain collateral dependent loans.

     The allowance for loan losses is maintained at a level believed adequate by Management to absorb estimated probable loan losses. Management's periodic evaluation of the adequacy of the allowance is based on the Corporation's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay (including the timing of future payments), the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions, and other relevant factors. This evaluation is inherently subjective as it requires material estimates including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change.

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

INTANGIBLE ASSETS

     Intangible assets consist of core deposits and purchased mortgage servicing rights. Core deposits are being amortized by the straight-line method over 10 years. Mortgage servicing rights are being amortized by an accelerated method over the estimated average life of the underlying mortgages.

OTHER REAL ESTATE

      Other real estate owned is reported in other assets and is recorded at the lower of cost or estimated fair value less the estimated cost of disposition. Any valuation adjustments required upon foreclosure are charged to the allowance for loan losses. Subsequent to foreclosure, losses on the periodic revaluation of the property are charged to current period earnings as other real estate expenses. Costs of operating and maintaining the properties, net of related income and gains or losses on their disposition, are charged to other real estate expenses as incurred.

INCOME TAXES

     The Corporation adopted SFAS No. 109, "Accounting for Income Taxes," effective January 1, 1993. The adoption of SFAS No. 109 changed the Corporation's method of accounting for income taxes from the deferred method to an asset and liability method. The cumulative effect of adopting SFAS No. 109 on the Corporation's financial statements in 1993 was to increase net income $1,575,000 or 5 cents per share.

     Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Refer to Note 8 for the detail of temporary differences which give rise to deferred tax assets and liabilities.

OFF-BALANCE SHEET INSTRUMENTS

     The Corporation regularly enters into interest rate contracts as part of its normal asset/liability management activities. These contracts consist entirely of forward contracts. Forward contracts are agreements to purchase or sell securities or other money market instruments at a future specified date at a specified price or yield. At December 31, 1995, the Corporation's obligations under forward contracts consist of commitments to sell mortgages originated or purchased by the Corporation in the secondary market at a future date. These obligations are entered into by the Corporation in order to fix the interest rate at which it can offer mortgage loans to its customers or purchase mortgages from other financial institutions. Gains or losses on the sale of mortgages in the secondary market are recorded upon the sale of the mortgages and included in other income. Any decline in market value of mortgages held by the Corporation at the end of a financial reporting period pending sale in the secondary market is recognized at that time. As of December 31, 1995, the Corporation's exposure under commitments to sell mortgages in the future is immaterial.

EMPLOYEE BENEFIT PLANS

     The Corporation has a noncontributory pension plan covering substantially all of its employees. The Corporation's funding policy for the plan is to make contributions within the limits required by applicable regulations. Employees of the Corporation participate in a profit-sharing plan covering substantially all employees with more than one year's service. Executive and qualified senior officers participate in a supplemental executive incentive program. Contributions to these plans are made at the discretion of the Corporation's Board of Directors and are funded accordingly. The Corporation has a trusteed, contributory, self-insured medical benefit plan covering substantially all employees who work at least 30 hours per week and have completed the required waiting period. Contributions to the plan are made as prescribed by the trustees. The Corporation also has deferred compensation plans for its directors and certain executive and senior officers. The Corporation does not provide any significant postretirement or postemployment benefits other than pension.

PER SHARE DATA

     Per share data is based on the weighted average number of shares outstanding during each period. Per share data reflects the effects of the business combination accounted for as a pooling of interests in 1994 (See Note
2).

STATEMENTS OF CASH FLOWS

     For purposes of reporting cash flows, cash and cash equivalents include cash on hand and amounts due from banks. The Corporation paid income taxes approximating $32,728,000 in 1995, $32,725,000 in 1994 and $32,124,000 in 1993.
Interest paid on deposit liabilities and other borrowings approximated $159,253,000 in 1995, $124,581,000 in 1994 and $119,355,000 in 1993.

     For the years ended December 31, 1995, 1994 and 1993, noncash transfers from loans to foreclosed properties were $2,991,000, $1,490,000 and $2,989,000, respectively.

RECLASSIFICATIONS

     Certain reclassifications have been made to the 1994 and 1993 financial statements to conform to the 1995 method of presentation.

RECENT PRONOUNCEMENTS

     In March 1995, the Financial Accounting Standards Board (FASB) issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of." This statement requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. SFAS No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of. SFAS No. 121 is effective for fiscal years beginning after December 15, 1995. The adoption of this statement will not have a material impact on the Corporation's consolidated financial statements.

     The FASB has also issued SFAS No. 122, "Accounting for Mortgage Servicing Rights and Excess Servicing Receivables and for Securitization of Mortgage Loans." The new statement amends Statement No. 65, "Accounting for Certain Mortgage Banking Activities," and primarily eliminates the distinction between purchased mortgage servicing rights and mortgage servicing rights on loans originated by the financial institution. SFAS No. 122 is effective for fiscal years beginning after December 15, 1995. The adoption of this statement will not have a material impact on the Corporation's consolidated financial statements.

     In October of 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation." This statement establishes financial accounting and reporting standards for stock-based employee compensation plans and is effective for fiscal years beginning after December 15, 1995. Since the Corporation currently does not have any stock-based employee compensation plans, the adoption of this statement will have no effect on the Corporation's consolidated financial statements.

NOTE 2 - BUSINESS COMBINATIONS

     On October 7, 1994, First National Financial Corporation (FNFC) and its wholly-owned subsidiary, First National Bank of Vicksburg, were merged with the Corporation. The stockholders of FNFC received 3,600,262 shares of the Corporation's common stock in connection with the merger. In addition, cash payments of approximately $1,105,000 were made in connection with the merger. All financial data of the Corporation reflects the business combination using the pooling of interests method of accounting.

     On July 31, 1993, UniSouth Banking Corporation (UniSouth) was merged with Trustmark National Bank in a business combination accounted for by the purchase method of accounting. The total purchase price was approximately $29,647,000. The stockholders of UniSouth received 1,696,524 shares of the Corporation's common stock and approximately $677,000 cash related to the merger. The Corporation received cash and cash equivalents of approximately $20,601,000, loans and other assets of approximately $153,895,000 and assumed deposits and other liabilities of approximately $158,044,000. Excess cost over net assets acquired approximated $12,518,000 and has been allocated to core deposits. The results of operations of UniSouth, which are not material, subsequent to July 31, 1993 are included in the consolidated statements of income.

NOTE 3 - CASH AND DUE FROM BANKS

     The Corporation is required to maintain average reserve balances with the Federal Reserve Bank. The reserve balance varies depending upon the types and amounts of deposits. At December 31, 1995, the reserve balance with the Federal Reserve Bank was approximately $33,775,000.

NOTE 4 - SECURITIES AVAILABLE FOR SALE AND SECURITIES HELD TO MATURITY
          A summary of the amortized cost and estimated fair value of securities available for sale and held to maturity at December 31, 1995 and 1994 follows ($ in thousands):

                                                                Securities Available for Sale
                                              ------------------------------------------------------------
                                                                   Gross          Gross         Estimated
                                                Amortized       Unrealized      Unrealized        Fair
                                                  Cost             Gains         (Losses)         Value
                                              ------------      -------------   -----------     ----------
 1995
U.S. Treasury and other U.S.
    Government agencies                       $    413,385        $  2,479     $      (263)     $  415,601
Obligations of states and political
    subdivisions
Debt securities of foreign governments
Mortgage-backed securities                          53,382           1,187             (50)         54,519
Other securities                                    13,080           5,498              (5)         18,573
                                              ------------       ---------      -----------      ---------
           Total                              $    479,847       $   9,164     $      (318)     $  488,693
                                              ------------       ---------      -----------      ---------

1994
U.S. Treasury and other U.S.
    Government agencies                       $    376,302       $      14     $   (13,856)     $  362,460
Obligations of states and political
    subdivisions
Debt securities of foreign governments
Mortgage-backed securities                          63,388             246          (2,933)         60,701
Other securities                                    12,909           3,621                          16,530
                                              ------------       ---------      -----------     ----------
           Total                              $    452,599       $   3,881      $  (16,789)     $  439,691
                                              ============       =========      ===========     ==========


                                                                Securities Held to Maturity
                                              ---------------------------------------------------------------
                                                                     Gross         Gross           Estimated
                                                Amortized         Unrealized    Unrealized            Fair
                                                  Cost               Gains       (Losses)             Value
                                              ------------       ------------   -----------      ------------
1995
U.S. Treasury and other U.S.
    Government agencies                       $    257,335       $    2,546     $     (210)      $   259,671
Obligations of states and political
    subdivisions                                   212,065            8,703           (909)          219,859
Debt securities of foreign governments                 100                                               100
Mortgage-backed securities                         884,132           10,113         (3,205)          891,040
Other securities
                                              ------------       ----------     -----------     ------------
           Total                              $  1,353,632       $   21,362     $   (4,324)     $  1,370,670
                                              ============       ==========     ===========     ============

1994
U.S. Treasury and other U.S.
    Government agencies                       $    316,109       $      745     $  (10,773)      $   306,081
Obligations of states and political
    subdivisions                                   192,321            4,214         (7,117)          189,418
Debt securities of foreign governments                 100                                               100
Mortgage-backed securities                         914,130              309        (64,424)          850,015
Other securities
                                              ------------       ----------     -----------     ------------
           Total                              $  1,422,660       $    5,268     $  (82,314)     $  1,345,614
                                              ============       ==========     ===========     ============


     On January 1, 1994, in adopting SFAS No. 115, the Corporation transferred securities with an amortized cost of approximately $629,000,000 from held to maturity to available for sale. There were no other transfers made between classifications during 1994. In November of 1995, the FASB issued a special report giving guidance regarding implementation of SFAS No. 115. In that report, FASB allowed for the reassessment of the appropriateness of the classifications of all securities held. Reclassifications from the held to maturity category which resulted from this one-time reassessment were not presumed to call into question the intent of the Corporation with regards to other securities in the held to maturity category. As a result of this reassessment, the Corporation transferred a single U.S. Treasury security from the held to maturity category to the available for sale category. At the time of transfer the security had a carrying value of $25,121,000, an approximate fair value of $25,461,000 and an unrealized holding gain of $340,000. There were no other transfers made between classifications during 1995.

     Gross gains of $1,386,000 and gross losses of $1,280,000 were realized in 1995 as a result of calls and dispositions of securities classified as available for sale. During 1994, gross gains of $4,197,000 and gross losses of $5,594,000 were realized as a result of calls and dispositions of securities classified as available for sale. During 1993, gross gains and gross losses on dispositions of securities carried at the lower of aggregate cost or fair value were not material. At December 31, 1995 and 1994, the net adjustments to unrealized holding gains or (losses) on available for sale securities included as a separate component of stockholders' equity were $5,462,000 and ($7,971,000), respectively. The net change in the unrealized holding gains or (losses) during 1995 was a gain of $13,433,000.

     During 1995 and 1994, there were no sales of securities held to maturity. Gross gains of $217,000 and $23,000 were realized on calls and other dispositions of these securities during 1995 and 1994, respectively. Gross gains of $623,000 and gross losses of $148,000 were realized in 1993 as the result of calls and the disposition of securities held to maturity. All sales of held to maturity securities during 1993 were related to business combinations.

     The amortized cost and estimated fair value of securities available for sale and held to maturity at December 31, 1995, by contractual maturity, are shown below ($ in thousands). Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                                               Securities                                   Securities
                                                           Available For Sale                            Held To Maturity
                                                     ----------------------------------          ---------------------------------
                                                                          Estimated                                 Estimated
                                                        Amortized           Fair                   Amortized           Fair
                                                          Cost              Value                     Cost             Value
                                                     -------------      -------------            -------------     -------------
Due in one year or less                              $     122,351      $     122,518            $      57,874      $     58,474
Due after one year through five years                      291,034            293,083                  281,654           285,072
Due after five years through ten years                                                                  87,535            91,588
Due after ten years                                         13,080             18,573                   42,437            44,496
                                                     -------------      -------------            -------------     -------------
                                                           426,465            434,174                  469,500           479,630
Mortgage-backed securities                                  53,382             54,519                  884,132           891,040
                                                     -------------      -------------            -------------     -------------
            Total                                    $     479,847      $     488,693            $   1,353,632      $  1,370,670
                                                     =============      =============            =============      ============

     Securities with a carrying value of $1,602,709,000 at December 31, 1995 and $1,491,333,000 at December 31, 1994 were pledged to collateralize public deposits, securities sold under agreements to repurchase, and for other purposes as required or permitted by law.

NOTE 5 - LOANS
At December 31, 1995 and 1994, the loan portfolio carrying values consisted of the following ($ in thousands):

                                                              1995             1994
                                                          ------------     ------------
Real estate loans:
     Construction and land development                    $    144,010     $    123,364
     Secured by 1-4 family residential properties              553,997          504,078
     Secured by nonfarm, nonresidential properties             380,734          345,130
     Other                                                      69,422           63,169
Loans to finance agricultural production                        37,434           34,910
Commercial and industrial                                      616,949          594,836
Loans to individuals for personal expenditures                 641,409          606,444
Obligations of states and political subdivisions                63,557           50,033
Loans for purchasing or carrying securities                     11,626            1,840
Lease financing receivables                                      2,360            3,871
Other loans                                                     50,593           19,890
                                                          ------------     ------------
     Loans, net of unearned interest                         2,572,091        2,347,565
     Allowance for loan losses                                 (62,000)         (65,014)
                                                          ------------     ------------
         Net loans                                        $  2,510,091     $  2,282,551
                                                          ============     ============



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

Balance at January 1, 1995                                   $       66,535
New loans                                                           124,206
Repayments                                                         (137,896)
Other changes                                                         9,083
                                                             --------------
Balance at December 31, 1995                                 $       61,928
                                                             ==============

Changes in the allowance for loan losses were as follows ($ in thousands):

                                                        1995             1994            1993
                                                    ------------    -------------   -------------
Balance at January 1                                $    65,014      $   65,014     $    51,871
Provision charged to expense                              2,439           2,786          18,596
Loans charged off                                        (9,490)         (7,081)        (11,565)
Recoveries                                                4,037           4,295           5,790
Allowance applicable to loans of acquired bank                                              322
                                                    -----------      ----------     -----------
Balance at December 31                              $    62,000      $   65,014     $    65,014
                                                    ===========      ==========     ===========


     At December 31, 1995, the recorded investment in commercial loans that are considered to be impaired under SFAS No. 114 was $8,103,000 (all of which were on a nonaccrual basis). As a result of direct write-downs, the specific allowance related to these impaired loans is immaterial. The average recorded investment in impaired loans during the year ended December 31, 1995 was approximately $11,000,000. For the year ended December 31, 1995, the amount of interest income recognized on impaired loans was immaterial.

    Loans on which the accrual of interest has been discontinued or reduced approximated $10,055,000 at December 31, 1995. The foregone interest associated with such loans is immaterial.

NOTE 6 - PREMISES AND EQUIPMENT

    Premises and equipment are summarized as follows ($ in thousands):

                                                            December 31,
                                                      ------------------------
                                                        1995           1994
                                                      ---------      ---------
Land                                                  $  10,787      $  10,594
Buildings and leasehold improvements                     71,705         70,289
Furniture and equipment                                  64,294         64,465
                                                      ---------      ---------
                                                        146,786        145,348
Less accumulated depreciation and amortization           85,593         81,270
                                                      ---------      ---------
     Premises and equipment                           $  61,193      $  64,078
                                                      =========      =========

NOTE 7 - SECURITIES SOLD UNDER REPURCHASE AGREEMENTS

     At December 31, 1995, the carrying values of securities sold under repurchase agreements, by contractual maturity, are shown below ($ in thousands):

                                                Carrying
                                                  Value
                                                --------
     In one day                                 $ 82,635
     Term up to 30 days                           70,303
     Term of 30 to 90 days                        70,751
     Term of 90 days and over                     11,719
     Demand                                      621,900
                                                --------
       Total                                    $857,308
                                                ========

     The weighted average interest rate for these repurchase agreements was 5.11% at December 31, 1995. The repurchase agreements are collateralized by specific U. S. Treasury and other U. S. Government agency securities with carrying values of approximately $874,790,000 and fair values of approximately $911,825,000.

NOTE 8 - INCOME TAXES

The income tax provision included in the statements of income was as follows ($ in thousands):

                                             1995          1994         1993
                                          ----------    ----------   ---------
CURRENT:
  Federal                                 $   30,262    $   26,556   $  30,412
  State                                        2,948         2,070       2,259
DEFERRED:
  Federal                                     (1,586)          606     (11,439)
  State                                          (42)            5      (1,126)
                                          ----------    ----------   ---------
    Net income tax provision              $   31,582    $   29,237   $  20,106
                                          ==========    ==========   =========

     The net income tax provision differs from the amount computed by applying the statutory federal income tax rate to income before income taxes as a result of the following ($ in thousands):

                                                                              1995               1994                 1993
                                                                     ---------------------  ---------------------  -----------------
                                                                                  Percent              Percent              Percent
                                                                                 of Pretax            of Pretax            of Pretax
                                                                       Tax        Income      Tax      Income      Tax       Income
                                                                     ---------   ---------  ---------  --------  --------  ---------
Federal income tax computed on income before income taxes            $  31,969     35.0%     $ 29,485    35.0%   $ 25,325      35.0%
(Decrease) increase in tax resulting from:
     Tax exempt security interest net of premium amortization           (3,111)    (3.4)       (3,393)   (4.0)     (3,550)     (4.9)
     Nondeductible interest expense                                        565       .6           429     0.5         247       0.3
     State income tax, net                                               2,906      3.2         2,075     2.5       1,133       1.6
     Cumulative effect of change in accounting for income taxes                                                    (1,575)     (2.2)
     Adjustment to deferred tax assets and liabilities for enacted
          change in tax rates                                                                                        (583)     (0.8)
     Other                                                                (747)     (.8)          641      0.7       (891)     (1.4)
                                                                     ---------     -----    ---------     -----  --------     ------
          Net income tax provision                                   $  31,582     34.6%    $  29,237     34.7%   $ 20,106    27.6%
                                                                     =========     =====    =========     ====   =========    ------


    The income tax provision (benefit) included $124,000 in 1995, ($526,000) in 1994 and $192,000 in 1993 resulting from securities transactions.

     Temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities give rise to the following net deferred tax asset, which is included in other assets ($ in thousands):

DEFERRED TAX ASSETS:                                1995                  1994
                                                 ----------           -----------
     Allowance for loan losses                   $   23,214           $    24,304
     Unrealized securities losses                                           4,937
     Deferred compensation                            3,319                 2,827
     Capitalized mortgage servicing costs             1,731                 1,783
     Core deposit intangibles                         1,295                    14
     Other                                            2,577                 1,883
                                                 ----------           -----------
           Total gross deferred tax asset            32,136                35,748

DEFERRED TAX LIABILITIES:
     Unrealized securities gains                     (3,383)
     Pension plan                                    (1,220)               (1,232)
     Accretion of discounts on securities            (1,124)               (1,142)
     Accelerated depreciation and amortization         (713)                 (745)
     Other                                             (365)                 (606)
                                                 ----------           -----------
          Total gross deferred tax liability         (6,805)               (3,725)
                                                 ----------           -----------
          Net deferred tax asset                 $   25,331           $    32,023
                                                 ==========           ===========

     The Corporation has evaluated the need for a valuation allowance and, based on the weight of the available evidence, has determined that it is more likely than not that all deferred tax assets will eventually be realized.

     During 1995, the Corporation concluded an income tax examination for the years 1989, 1990 and 1991. Also, in 1994, the Corporation reached a settlement with the Internal Revenue Service regarding the deduction for amortization of core deposit intangibles. The effects of these matters are not material.

NOTE 9 - EMPLOYEE BENEFIT PLANS

  Net periodic pension costs included the following components ($ in thousands):

                                                                  1995               1994                1993
                                                               -----------        -----------        -------------
Service cost earned during period                              $     2,537        $     2,489        $       2,140
Interest cost on projected benefit obligation                        2,249              2,030                1,557
Actual return on assets                                             (6,278)                47               (2,888)
Net amortization and deferral:
     Amortization of unrecognized net assets and
      prior service cost                                              (102)              (144)                (191)
     Asset gain (loss) deferred                                      3,652             (2,502)                 911
                                                               -----------        -----------        -------------
Net periodic pension costs                                     $     2,058        $     1,920        $       1,529
                                                               ===========        ===========        =============




     The following table sets forth the plan's funded status and amounts recognized in the Corporation's consolidated balance sheets at December 31, 1995 and 1994 ($ in thousands):

                                                                                  1995                1994
                                                                              ------------        ------------
Actuarial present value of accumulated plan benefits:
     Vested                                                                   $     25,446        $     22,709
     Nonvested                                                                         563                 452
                                                                              ------------        ------------
Accumulated benefit obligation                                                $     26,009        $     23,161
                                                                              ============        ============

Projected benefit obligation                                                  $    (34,675)       $    (30,635)
Plan assets at fair value                                                           37,585              31,549
                                                                              ------------        ------------
Plan assets in excess of projected benefit obligation                                2,910                 914
Unrecognized net (gain) loss                                                          (618)              2,186
Unrecognized net assets being amortized over 15 years                               (2,394)             (2,758)
Unrecognized prior service cost                                                      2,616               2,878
Contributions after measurement date                                                   676
                                                                              ------------        ------------
Prepaid pension assets                                                        $      3,190        $      3,220
                                                                              ============        ============


     The weighted average discount rate used in determining the actuarial present value of the projected benefit obligations was 7.5%. The rate of increase in future compensation was 4%. The expected long-term rate of return on plan assets was 8.5%.

     Plan assets included common stocks, trust department pooled funds, short-term investment funds and fixed investment funds guaranteed by insurance carriers.

     Operating expenses included $5,154,000 (1995), $4,651,000 (1994) and
$5,450,000 (1993) for contributions to the Corporation's other employee benefit plans.

NOTE 10 - COMMITMENTS AND CONTINGENCIES

LEASE COMMITMENTS

     The Corporation currently has lease commitments for banking premises and general offices and equipment which expire from 1996 to 2010. The majority of these commitments contain renewal options which extend the base lease from 5 to 20 years. Rental expense approximated $2,377,000 in 1995, $2,221,000 in 1994 and $1,855,000 in 1993.

     Minimum rental commitments at December 31, 1995, under material, noncancelable leases for banking premises and general offices and equipment, were as follows ($ in thousands):


     Year ended                    Minimum Rental
     December 31,                    Commitment
     ------------                  --------------
        [S]                           [C]
        1996                          $   934
        1997                              789
        1998                              604
        1999                              442
        2000                              399
        2001-2010                       1,347


LEGAL PROCEEDINGS

     In January 1995, a judgment was rendered in a Mississippi trial court against the Corporation's subsidiary, Trustmark National Bank, in a case related to the placement of collateral protection insurance ("CPI") by the Bank on a particular loan. The judgment awarded $500 thousand in actual damages (against the Bank and the insurance agent, jointly and severally) and $38 million in punitive damages (against the Bank only). The Bank filed motions for entry of judgment in its favor, or for a new trial, or to reduce the verdicts. The judge took the motions under advisement in April 1995. On August 4, 1995, the court reduced the punitive damage award from $38 million to $5 million. The judge left the actual damage award intact. Notice of appeal has been filed by the Bank appealing this case to the Mississippi Supreme Court. Notice of cross-appeal has been filed by the plaintiffs.

     There are eleven other CPI-related suits in state courts and nine CPI-related suits in federal courts. On September 18, 1995, one of the federal court suits was certified as a class action, with the class broadly defined to include all persons who financed an automobile through the Bank and whose loan accounts were charged for CPI premiums. One of the CPI insurers, the CPI underwriter and the insurance agent are also defendants to the class action. The court proceedings are matters of public record.

     The cases are being vigorously contested. Investigation is continuing. Similar, but not identical, cases in other states have had a variety of results, including settlements. Trustmark's program was consistent with those of numerous other banks, including banks in Mississippi which are in the process of defending or settling similar suits. While the ultimate outcome of this legal matter cannot be predicted with reasonable certainty, Management believes that the resolution of this matter will not have a material adverse effect on the Corporation's consolidated financial position. However, Management cannot predict with reasonable certainty the impact that it might have on the Corporation's consolidated results of operations during periods until the litigation is terminated.

     In addition, the Bank is defendant in various other pending and threatened legal actions arising in the normal course of business. In the opinion of Management, and based on the advice of legal counsel, the ultimate resolution of these matters will not have a material effect on the Corporation's consolidated financial statements.

REGULATORY MATTERS

     Various legislative proposals regarding the future of the Savings Insurance Fund (SAIF) have been reported recently. Several of these proposals include a one-time special assessment for SAIF deposits. The Corporation has approximately $366 million of deposits insured by SAIF as the result of assisted purchases made through transactions defined as "Oakar" by the FDIC. At the present time, Congress is still debating the specific features of this legislation. Consequently, the Corporation does not know when and if any such proposal may be adopted or the ultimate effect on its insurance assessment resulting from deposits insured by the SAIF.

NOTE 11 - OFF-BALANCE SHEET INSTRUMENTS

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

     Forward contracts are agreements to purchase or sell securities or other money market instruments at a future specified date at a specified price or yield. Credit risk may arise from the possibility that counterparties may not have the ability to fulfill their commitments. Market risk arises from movements in interest rates and securities values. At December 31, 1995, obligations under forward contracts consist of commitments to sell mortgages originated or purchased by the Corporation in the secondary market at a future date. As of December 31, 1995, the Corporation's exposure under commitments to sell mortgages in the future is immaterial.

     The Corporation's maximum exposure to credit loss in the event of nonperformance by the other party for loan commitments and letters of credit is represented by the contractual notional amount of those instruments. However, for forward contracts, the contractual or notional amounts do not represent the Corporation's actual exposure to credit loss at December 31, 1995, as represented below ($ in thousands):


                                                  Contractual or
                                                  Notional Amount
                                                  ---------------
                                                  1995       1994
                                                  ----       ----
Financial instruments whose contractual
   amounts represent credit risk:
     Loan commitments                           $641,911   $575,328
     Standby and commercial letters
       of credit written                          28,195     35,304
Financial instruments whose contractual or
   notional amounts exceed the amount of
     credit risk:
       Forward contracts                         163,855     34,250

NOTE 12 - STOCKHOLDERS' EQUITY

     Banking regulations limit the amount of dividends that may be paid without prior approval of the Bank's regulatory agency. At December 31, 1995, approximately $136,315,000 of undistributed earnings of the Bank included in consolidated surplus and retained earnings was available for future distribution to the Corporation as dividends, subject to approval by the Board of Directors. Banking regulations also require maintaining certain minimum levels of capital for which the Bank is in compliance.

     In 1995, the Corporation's Board of Directors increased the authorized number of shares of the Corporation from 40,000,000 to 100,000,000 shares.

NOTE 13 - FAIR VALUES OF FINANCIAL INSTRUMENTS

     SFAS No. 107, "Disclosures about Fair Values of Financial Instruments," requires disclosure of financial instruments' fair values, as well as the methodology and significant assumptions used in estimating fair values. In cases where quoted market prices are not available, fair values are based on estimates using present value techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates for those assets or liabilities cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. The estimated fair value of financial instruments with immediate and shorter-term maturities (generally 90 days or less) is assumed to be the same as the recorded book value. All nonfinancial instruments, by definition, have been excluded from these disclosure requirements.
Accordingly, the aggregate fair value amounts presented below do not represent the underlying value of the Corporation. The carrying amounts and estimated fair values of financial instruments for December 31, 1995 and 1994 are as follows ($ in thousands):

                                               1995                                     1994
                                          -----------------------------------      ----------------------------------
                                             Carrying            Estimated            Carrying            Estimated
                                               Value             Fair Value            Value             Fair Value
                                          ---------------      --------------      --------------       -------------
FINANCIAL ASSETS:
   Cash and short-term investments        $       412,591      $      412,591      $      385,845       $     385,845
   Trading account securities                         226                 226               1,150               1,150
   Securities available for sale                  488,693             488,693             439,691             439,691
   Securities held to maturity                  1,353,632           1,370,670           1,422,660           1,345,614
   Net loans                                    2,510,091           2,514,973           2,282,551           2,319,329
FINANCIAL LIABILITIES:
   Deposits                                     3,530,045           3,536,141           3,449,229           3,449,492
   Short-term liabilities                         932,983             932,983             851,038             851,038

     The methodology and significant assumptions used in estimating the fair values presented above are as follows:

CASH AND SHORT-TERM INVESTMENTS

     The carrying amounts for cash and due from banks and short-term investments (federal funds sold and securities purchased under reverse repurchase agreements) approximate fair values due to the immediate and shorter-term maturities.

SECURITIES

     Estimated fair values for trading account securities, securities available for sale, and securities held to maturity are based on quoted market prices where available. If quoted market prices are not available, estimated fair values are based on quoted market prices of comparable instruments.

LOANS

     The fair values of loans are estimated for portfolios of loans with similar financial characteristics. For variable rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values of certain mortgage loans, such as one-to-four family residential properties, are based on quoted market prices of similar loans sold in conjuction with securitization transactions, adjusted for differences in loan characteristics. The fair values of other types of loans are estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

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

OFF-BALANCE SHEET INSTRUMENTS

      The fair values of loan commitments, letters of credit and forward contracts approximate the fees currently charged for similar agreements or the estimated cost to terminate or otherwise settle similar obligations. The fees associated with these financial instruments, or the estimated cost to terminate, as applicable, are immaterial.

NOTE 14 - SUMMARIZED FINANCIAL INFORMATION OF TRUSTMARK CORPORATION

  Summarized financial information of Trustmark Corporation, parent company only, was as follows ($ in thousands):

                                 BALANCE SHEETS

                                                                                          December 31,
                                                                                  ----------------------------
                                                                                      1995            1994
                                                                                  ------------    ------------
ASSETS
Investment in bank                                                                $    468,062    $    414,095
Other assets                                                                            11,906           8,276
                                                                                  ------------    ------------
    TOTAL ASSETS                                                                  $    479,968    $    422,371
                                                                                  ============    ============

LIABILITIES AND STOCKHOLDERS' EQUITY
Accrued expenses                                                                  $      1,216    $      1,361
Stockholders' equity                                                                   478,752         421,010
                                                                                  ------------    ------------
    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                    $    479,968    $    422,371
                                                                                  ============    ============



                              STATEMENTS OF INCOME

                                                                         Year Ended December 31,
                                                               -------------------------------------------
                                                                   1995            1994           1993
                                                               -----------    ------------    ------------
REVENUE
Dividends received from bank                                   $    17,487    $     14,178    $     12,808
Equity in undistributed earnings of subsidiaries                    41,693          40,805          37,081
Other income                                                           779           1,119           2,612
                                                               -----------    ------------    ------------
                                                                    59,959          56,102          52,501
EXPENSES                                                               201           1,097             249
                                                               -----------    ------------    ------------
NET INCOME                                                     $    59,758    $     55,005    $     52,252
                                                               ===========    ============    ============


                            STATEMENTS OF CASH FLOWS

                                                                            Year Ended December 31,
                                                               -------------------------------------------------
                                                                   1995             1994                1993
                                                               -----------      ------------        ------------
OPERATING ACTIVITIES
Net income                                                     $    59,758      $     55,005        $     52,252
Adjustments to reconcile net income to net cash
     provided by operating activities:
         Increase in investment in subsidiaries                    (41,693)          (40,805)            (37,081)
        Other                                                         (298)              473              (2,473)
                                                               -----------      ------------        ------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                           17,767            14,673              12,698
INVESTING ACTIVITIES
Cash paid in connection with business combination                                     (1,105)               (677)
Purchases of securities available for sale                            (234)             (567)
                                                               -----------      ------------        ------------
NET CASH USED BY INVESTING ACTIVITIES                                 (234)           (1,672)               (677)
FINANCING ACTIVITIES
Cash dividends-net cash used by financing activities               (15,449)          (13,936)            (12,504)
                                                               -----------      ------------        ------------
Increase (decrease) in cash and cash equivalents                     2,084              (935)               (483)
Cash and cash equivalents at beginning of year                         373             1,308               1,791
                                                               -----------      ------------        ------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                       $     2,457      $        373        $      1,308
                                                               ===========      ============        ============


     Trustmark Corporation paid income taxes of approximately $32,728,000 in 1995, $32,725,000 in 1994 and $32,124,000 in 1993. No interest was paid by the parent company during the three years ended December 31, 1995.

------------------------------------------------------------------------------------------------------------
          Year Ended December 31,               1995         1994         1993        1992          1991
--------------------------------------    ------------  -----------  ------------  -----------  ------------
                                                                                                               TRUSTMARK
CONSOLIDATED STATEMENTS OF INCOME                                                                              CORPORATION
    Total interest income                 $    348,341  $   315,449  $    310,607  $   310,626  $    333,668   AND
    Total interest expense                     161,545      124,290       116,770      138,369       187,215   SUBSIDIARIES
                                          ------------  -----------  ------------  -----------  ------------
     Net interest income                       186,796      191,159       193,837      172,257       146,453
     Provision for loan losses                   2,439        2,786        18,596       26,737        27,177   SELECTED
     Noninterest income                         59,467       48,670        47,898       45,583        40,269   FINANCIAL
     Noninterest expense                       152,484      152,801       150,781      132,844       120,226   DATA
                                          ------------  -----------  ------------  -----------  ------------   (UNAUDITED)
     Income before income taxes                 91,340       84,242        72,358       58,259        39,319   ($ In Thousands
     Income taxes                               31,582       29,237        20,106       17,490         9,107   Except Share
                                          ------------  -----------  ------------  -----------  ------------   Data)
     Net income                           $     59,758  $    55,005  $     52,252  $    40,769  $     30,212
                                          ============  ===========  ============  ===========  ============

PER SHARE DATA
   Net income per share                          $1.71        $1.58         $1.55        $1.23         $0.91
                                                 =====        =====         =====        =====         =====
   Cash dividends per share                      $0.44        $0.41         $0.37        $0.34         $0.33
                                                 =====        =====         =====        =====         =====


                       December 31,
-----------------------------------
CONSOLIDATED BALANCE SHEETS
   Total assets                           $  4,992,592  $ 4,763,365  $ 4,708,206   $ 4,346,985  $ 4,136,835
   Securities - nontrading                   1,842,325    1,862,351    1,980,566     1,718,635    1,436,086
   Net loans                                 2,510,091    2,282,551    2,166,004     2,007,629    2,004,425
   Deposits                                  3,530,045    3,449,229    3,428,781     3,431,383    3,389,989


---------------------------------------------------------------------------------------------------------
                                1995              March 31       June 30     September 30     December 31
------------------------------------              --------       --------    ------------     -----------
                                                                                                            SUMMARY
                                                                                                            OF QUARTERLy
Interest income                                    $83,659        $86,924         $88,819         $88,939   RESULTS OF
Net interest income                                 45,881         45,898          47,357          47,660   OPERATIONS
Provision for loan losses                              563           (791)          1,183           1,484   (unaudited)
Income before income taxes                          20,914         22,613          24,549          23,264   ($ In Thousands
Net income                                          13,884         14,715          16,126          15,033   Except Share
Net income per share                                 $0.40          $0.42           $0.46           $0.43   Data)

                               1994               March 31       June 30     September 30     December 31
------------------------------------              --------       --------    ------------     -----------
Interest income                                    $76,326        $77,770         $79,558         $81,795
Net interest income                                 47,770         47,890          47,853          47,646
Provision for loan losses                              312            423             694           1,357
Income before income taxes                          20,617         21,999          21,412          20,214
Net income                                          13,820         14,696          13,940          12,549
Net income per share                                 $0.40          $0.42           $0.40           $0.36

                      ----------------------------------------------------------
                                        Dividends               Stock Prices
                                          Per             ----------------------
                                         Share           High           Low
                      ----------------------------------------------------------
       TRUSTMARK         1995
     CORPORATION      -----------
             AND      1st Quarter      $   .1075        17 1/2          15
    SUBSIDIARIES      2nd Quarter          .1075        18 1/2        14 3/4
       PRINCIPAL      3rd Quarter          .1075        19 3/8          17
         MARKETS      4th Quarter          .12          22 3/4          18
      AND PRICES
          OF THE         1994
           STOCK      -----------
                      1st Quarter      $   .10          17 1/4        14 1/2
                      2nd Quarter          .10          19 1/2        14 3/4
                      3rd Quarter          .10          19 3/4        17 3/4
                      4th Quarter          .1075        19 1/2        15 3/4

                           The Corporation's common stock is listed for trading
                      on the Nasdaq stock  market as stock symbol TRMK.

BUSINESS OF THE CORPORATION AND ITS SUBSIDIARIES

     Trustmark Corporation is a one-bank holding company which was incorporated under the Mississippi Business Corporation Act on August 5, 1968 and commenced doing business in November 1968. The Corporation's primary business activities are generated through its wholly-owned subsidiary, Trustmark National Bank (Trustmark). Trustmark accounts for substantially all of the assets and revenues of the Corporation. Trustmark, which was chartered by the State of Mississippi in 1889, now has 162 locations serving 44 Mississippi communities and offering a wide range of financial services through 97 full-service branches and 28 limited-service branches. In addition, its ATM network includes 71 automated teller machines at on-premise locations with 49 located at off-premise sites. Trustmark's wholly-owned subsidiary, Trustmark Financial Services, Inc., provides a wide range of investment products through a full-service investment center. The Corporation also directly owns all of the stock of F. S. Corporation and First Building Corporation, both nonbank Mississippi corporations. F. S. Corporation and First Building Corporation are primarily dormant and are not considered significant subsidiaries.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with the consolidated financial statements found elsewhere in this report.

EARNINGS SUMMARY

     Trustmark Corporation's net income for the year ended December 31, 1995 was $59.8 million, or $1.71 per share, as compared to $55.0 million, or $1.58 per share, for the same time period in 1994, an increase of 8.6%. Net income for the year ended December 31, 1993 was $52.3 million, or $1.55 per share.
Two key measures of profitability in the banking industry are return on average assets (ROA) and return on average equity (ROE). ROA rose to 1.23% in 1995 from 1.15% in 1994 and 1.14% in 1993. The improvements in the Corporation's performance are attributed primarily to significant growth in noninterest income combined with a continued emphasis on the control of noninterest expenses. ROE was 13.23% in 1995 versus 13.42% in 1994 and 14.71% in 1993. ROE has declined during the three-year period presented because the pace of growth for equity has exceeded the growth of earnings.

BUSINESS COMBINATIONS

     The Corporation's primary means of asset growth has been through the merger and acquisition of financial institutions. The most recent acquisition was consummated on October 7, 1994, when the Corporation completed the merger of First National Financial Corporation (FNFC) of Vicksburg, Mississippi and its wholly-owned subsidiary, First National Bank of Vicksburg (FNBV). All financial data of the Corporation reflects the business combination using the pooling of interests method of accounting.

     On July 31, 1993, UniSouth Banking Corporation (UniSouth), of Columbus, Mississippi, was merged with Trustmark National Bank. This business combination has been accounted for by the purchase method of accounting. Accordingly, the financial statements include the effect of this business combination only since its consummation. Please see Note 2 of the Notes to Consolidated Financial Statements for additional information.

ASSET/LIABILITY MANAGEMENT AND LIQUIDITY

     A key objective of the Corporation's asset/liability management program is to optimize and maintain the spread between interest earned and interest paid while ensuring an adequate liquidity position. The Asset/Liability Committee monitors and adjusts the Corporation's exposure to interest rates, within specific policy guidelines, based on its analysis of current and expected market conditions. The primary tool utilized by this committee is an asset/liability modeling system which is used to evaluate exposure to interest rate risk and to project earnings and balance sheet growth. The Asset/Liability Committees of both senior bank officials and the Board of Directors meet monthly to evaluate current and projected interest rate risk positions.

      Another tool used to monitor the Corporation's overall interest rate sensitivity is a gap analysis. The table below represents the Corporation's 90 day and one year gap position as of December 31, 1995 ($ in thousands):

                                       Interest Sensitive Within
                                       --------------------------
                                         90 days       One Year
                                       -----------    -----------
Total rate sensitive assets            $1,331,629     $2,007,078
Total rate sensitive liabilities        1,694,224      2,526,783
                                       -----------    -----------
     Net gap                           $ (362,595)    $ (519,705)
                                       ===========    ===========

     The analysis indicates that the Corporation is in a negative gap position over the next three month and twelve month time horizons. In response to slightly falling interest rates, the Corporation's negative net gap position has grown slightly during the last half of 1995. Management believes that there is adequate flexibility to alter the overall rate sensitivity structure as necessary to minimize exposure to changes in interest rates should they occur.

     The Asset/Liability Committee establishes guidelines by which the current liquidity position is monitored to ensure adequate funding capacity. The Corporation's goal is to maintain an adequate liquidity position to compensate for expected and unexpected balance sheet fluctuations and to provide funds for growth. This is achieved by maintaining a stable base of core deposits, accessibility to local, regional and national funding sources, readily marketable assets and diversity in customers, products and market areas. The ability to maintain liquidity is also enhanced by consistent earnings power and adequate capital.

EARNING ASSETS

     Improved loan demand was the driving force behind the growth of earning assets during 1995. At December 31, 1995, earning assets were $4.528 billion, or 90.7% of total assets, compared to $4.317 billion, or 90.6% of total assets, at the end of 1994.

     Total loans increased by $224.5 million or 9.56% during 1995. Declining market interest rates have boosted loan demand by stimulating consumer spending, which in turn has given incentive to businesses to pursue capital expansions and boost inventories. In addition, reduced interest rates have also provided a major boost to real estate lending.

     The most substantial growth in the loan portfolio was seen in real estate loans, which increased by $112.4 million, primarily in loans secured by residential and commercial properties. In addition, the Corporation's ability to provide quality service to construction borrowers has proven to be instrumental in the growth of residential construction and development loans.

     The Corporation continued its commitment to the growth of the mortgage servicing portfolio during 1995. The Corporation's strategy is to package and sell substantially all qualified one-to-four family residential mortgage loans that the Corporation has originated or purchased while retaining the right to service these mortgages. At December 31, 1995, the Corporation's volume of residential mortgage loan servicing was approximately $2.473 billion compared to $2.088 billion at the end of 1994. This increase of over $384 million can be attributed to the strong growth of loans purchased in the correspondent market and the continued emphasis on loans originated within the Corporation.

     Commercial and consumer loans grew $57.1 million during 1995 in response to the state's improving economic climate. The most significant changes were in the Manufacturing, Retail and Service industries. A more detailed analysis of the Corporation's loan portfolio is presented in Note 5 of the Notes to Consolidated Financial Statements.

     The Corporation's conservative lending policies have produced consistently good asset quality. A measure of asset quality in the financial institutions industry is the level of nonperforming assets. Nonperforming assets include nonperforming loans, consisting of nonaccrual and restructured loans, and other real estate as reflected in the table below ($ in thousands):

                                                     December 31,
                                                   ---------------
                                                    1995     1994
                                                   -------  -------
Loans accounted for on a nonaccrual basis          $10,055  $12,817
Other real estate                                    3,982    3,723
Loans past due 90 days or more & still accruing      1,810    2,252
Total nonperforming assets and                     -------  -------
     loans past due 90 days or more                $15,847  $18,792
                                                   =======  =======

     Overall nonperforming assets and loans past due 90 days or more remain well-controlled and as a result continue to compare favorably to peer levels. The decline in nonperforming assets and loans past due 90 days or more experienced during 1995 illustrates the Corporation's commitment to credit quality in light of the $224.5 million increase in total loans during that time period. As a percentage of total loans and other real estate, nonperforming
assets declined from .70% at the end of 1994 to .54% at the end of 1995.   At
December 31, 1995, Management is not aware of any additional credits, other than those identified above, where serious doubts as to the repayment of principal and interest exist.

  The current level of the allowance for loan losses approximates 2.41% of total loans outstanding. The allowance for loan losses is maintained at a level which Management and the Board of Directors believe is adequate to absorb estimated losses inherent in the loan portfolio, plus estimated losses associated with off-balance sheet credit instruments such as letters of credit and unfunded lines of credit. The adequacy of the allowance is reviewed on a quarterly basis by using the criteria specified in revised Comptroller of the Currency Banking Circular 201 as well as additional guidance provided by regulatory authorities. This analysis is presented to the Credit Policy Committee with subsequent review and approval by the Board of Directors. Because of the imprecision and subjectivity inherent in most estimates of expected credit losses, Management will continue to take a prudent approach in the evaluation of the allowance for loan losses. An analysis of the changes in the allowance for loan losses is contained in Note 5 of the Notes to Consolidated Financial Statements.

     Net charge-offs totaled $5.453 million during 1995 resulting in a net
charge-off ratio of .22%.   This compares to net charge-offs of $2.786 million
or a net charge-off ratio of .12% for 1994. A large portion of this increase can be attributed to a one-time charge-off of approximately $2.3 million from a specific line of business that was taken during the first six months of 1995.

     The securities portfolio is utilized to provide a quality investment alternative for available funds and to provide a stable source of interest income. At December 31, 1995, total securities were $1.842 billion, a decrease of $20.0 million or 1.08% from the end of 1994. This slight decrease in the securities portfolio is partially attributable to the Corporation's decision to maintain its investment portfolio at approximately its current level in order to provide funds for loan growth. A more detailed presentation of the composition of the securities portfolio is contained in Note 4 of the Notes to Consolidated Financial Statements.

     Within the portfolio, obligations of states, counties and municipalities have grown as the Corporation seeks qualified tax-exempt income primarily from Mississippi governmental units. Collateralized mortgage securities (CMO's) comprise approximately one half of the securities portfolio. Roughly 92% of CMO holdings are of the Planned Amortization Class structure, which provide a high degree of cash flow stability. This high degree of structure combined with a well distributed collateral base coincides with the Corporation's risk profile for its securities portfolio. To ensure that the Corporation's CMO's maintain a manageable range of average life and yield, two hundred basis point rate shift tests are performed on a monthly basis.

     The latest comparisons of the tax equivalent yield of the securities portfolio show the Corporation remaining in the upper half of its peer group. This has been accomplished while maintaining the quality of the portfolio. The Corporation will remain cautious in planning its future strategy for securities.

     As a result of adopting SFAS No. 115 on January 1, 1994, the Corporation transferred securities with an amortized cost of approximately $629 million from held to maturity to available for sale. In November 1995, the FASB issued a special report giving guidance regarding implementation of SFAS No. 115. In that report, the FASB allowed for the reassessment of the appropriateness of the classifications of all securities held. Reclassifications from the held to maturity category were not presumed to call into question the intent of the Corporation with regard to the remainder of the held to maturity portfolio. As a result of this reassessment, the Corporation transferred a single U. S. Treasury security from the held to maturity to the available for sale classification. There were no other transfers made between classifications during either

1994 or 1995.

     At December 31, 1995, the amortized cost and fair value of securities classified as available for sale were $479.8 million and $488.7 million, respectively. This resulted in an unrecognized gain, net of tax, of approximately $5.462 million reported as a separate component of stockholders' equity.

     Gross gains of $1.386 million and gross losses of $1.280 million were realized in 1995 as a result of calls and dispositions of securities classified as available for sale. This compares to $4.197 million in gross gains and $5.594 million in gross losses on this portfolio during 1994. During 1993, gross gains and losses on this portfolio were immaterial.

     At December 31, 1995, gross unrealized gains were $9.164 million while gross unrealized losses were $318 thousand on securities classified as available for sale. This compares to gross unrealized gains of $3.881 million and gross unrealized losses of $16.789 million on this portfolio at December 31, 1994.

     There were no sales of securities held to maturity during 1994 and 1995. Gross gains of $217 thousand and $23 thousand were realized on calls and other dispositions of these securities during 1995 and 1994, respectively. Gross gains of $623 thousand and gross losses of $148 thousand were realized in 1993 as the result of calls and the disposition of securities held to maturity. All sales of held to maturity securities during 1993 were related to a business combination.

      Gross unrealized gains approximated $21.362 million and gross unrealized losses approximated $4.324 million on securities classified as held to maturity at December 31, 1995. This compares to gross unrealized gains of $5.268 million and gross unrealized losses of $82.314 million on securities classified as held to maturity at December 31, 1994.

     Federal funds sold and securities purchased under reverse repurchase agreements increased by $7.9 million when compared to the end of 1994. Market conditions and liquidity needs are the driving forces behind the utilization of federal funds sold and securities purchased under reverse repurchase agreements as short-term investment products.

DEPOSITS AND OTHER INTEREST-BEARING LIABILITIES

     Deposits originating within the communities served by Trustmark are the primary source of funding for the Corporation's earning assets. Trustmark offers a variety of products designed to attract and retain customers with the primary focus on core deposits.

     Total deposits increased 2.34%, or $80.8 million, to $3.530 billion at December 31, 1995 from $3.449 billion at December 31, 1994, primarily from growth in its core deposit base. The composition of deposits remained relatively stable when comparing year end balances.

     Federal funds purchased decreased $84.5 million when compared to December 31, 1994. This can be traced to a decrease in funds available for purchase from correspondent banks. Securities sold under repurchase agreements grew by $166.4 million during 1995. This increase can be primarily attributed to increased funds invested by governmental entities. More information on securities sold under repurchase agreements is presented in Note 7 of the Notes to Consolidated Financial Statements.

CONTINGENCIES

     In January 1995, a judgment was rendered in a Mississippi trial court against the Corporation's subsidiary, Trustmark National Bank, in a case related to the placement of collateral protection insurance ("CPI") by Trustmark on a particular loan. The judgment awarded $500 thousand in actual damages (against Trustmark and the insurance agent, jointly and severally) and $38 million in punitive damages (against Trustmark only). Trustmark filed motions for entry of judgment in its favor, or for a new trial, or to reduce the verdicts. The judge took the motions under advisement in April 1995. On August 4, 1995, the court reduced the punitive damage award from $38 million to $5 million. The judge left the actual damage award intact. Notice of appeal has been filed by Trustmark appealing this case to the Mississippi Supreme Court. Notice of cross-appeal has been filed by the plaintiffs.

     There are eleven other CPI-related suits in state courts and ten suits in federal courts. On September 18, 1995, one of the federal court suits was certified as a class action, with the class broadly defined to include all persons who financed an automobile through Trustmark and whose loan accounts were charged for CPI premiums. One of the CPI insurers, the CPI underwriter and the insurance agent are also defendants to the class action. The court proceedings are matters of public record.

     The cases are being vigorously contested. Investigation is continuing. Similar, but not identical, cases in other states have had a variety of results, including settlements. Trustmark's program was consistent with those of numerous other banks, including banks in Mississippi which are in the process of defending or settling similar suits. While the ultimate outcome of this legal matter cannot be predicted with reasonable certainty, Management believes that the resolution of this matter will not have a material adverse effect on the Corporation's consolidated financial position. However, Management cannot predict with reasonable certainty the impact that it might have on the Corporation's consolidated results of operations during periods until the litigation is terminated.

     In addition, Trustmark is defendant in various other pending and threatened legal actions arising in the normal course of business. In the opinion of Management, and based on the advice of legal counsel, the ultimate resolution of these matters will not have a material effect on the Corporation's consolidated financial statements.

STOCKHOLDERS' EQUITY

     The Corporation has always placed a great emphasis on maintaining a strong capital base. The Corporation's goal is to maintain its position as a "well capitalized" financial institution by expanding its capital base through continued profitability, business combinations and possibly the sale of stock. A "well capitalized" institution is one that has at least a 10% total risk-based capital ratio, a 6% Tier 1 risk-based capital ratio and a 5% Tier 1 leverage ratio. The Corporation's solid capital base is reflected in its regulatory capital ratios. The table below illustrates these ratios at December 31, 1995 ($ in thousands):


     Tier 1 Capital                                  $462,627
     Tier 2 Capital                                    35,537
                                                     --------
     Total Qualifying Capital                        $498,164
                                                     ========

     Total Risk Weighted Assets                    $2,816,526
                                                   ==========

     Tier 1/Risk Weighted Assets                       16.43%
     Tier 2/Risk Weighted Assets                        1.26%
                                                       ------
     Total Qualifying Capital/Risk Weighted Assets     17.69%
                                                       ======

     Leverage Ratio                                     9.39%
                                                       ======

     As shown in the table above, the Corporation's capital ratios surpass the minimum requirements of 4% for the Tier 1 capital ratio and 8% for the total risk-based capital ratio. The Tier 1 leverage ratio generally must exceed 3% and is driven by evaluation and discretion of the regulators.

     At December 31, 1995, the Corporation had stockholders' equity of $478.8 million, which contained a net unrealized gain on securities available for sale, net of taxes, of $5.462 million. This compares to total stockholders' equity at December 31, 1994 of $421.0 million, which contained a net unrealized loss on securities available for sale, net of taxes, of $7.971 million. The 1995 period end and weighted average number of shares for the Corporation was 34,910,683.

     Based on a dividend payout ratio of 25.7%, the Corporation retained 74.3% of 1995's earnings, generating an internal capital growth rate of 9.82%. Dividends for the fourth quarter of 1995 were raised to $.12 per share, resulting in a projected annual dividend rate of $.48 per share. Book value for the Corporation's common stock was $13.71 at December 31, 1995, compared to the closing market price of $22.75.

NET INTEREST INCOME

     During 1995, the Corporation's level of net interest income dropped by 2.28% or $4.4 million when compared to 1994. This is a slightly larger amount than the $2.7 million decline experienced when comparing 1994 to 1993. These declines can be attributed to the Corporation's cost of funds increasing at a faster pace than its yield on earning assets.

     When compared to 1994, average earning assets increased 1.91% during 1995. During the same time period, the yield on average earning assets increased by 59 basis points. This combination resulted in interest income generated by earning assets increasing $32.9 million or 10.4% when comparing 1995 and 1994. The primary contributor to this gain was interest and fees on loans, which increased 18.7%. This resulted from a 10.4% increase in average loan volume and a higher interest rate environment when comparing 1995 to 1994.

     During 1995, average interest-bearing liabilities increased by only 1.3% when compared to 1994. However, during the same time period, the rate paid increased by 79 basis points. As a result, during 1995 interest expense generated by interest-bearing liabilities increased by $37.3 million or 30.0% when compared to 1994.

     Average earning assets rose 4.1% during 1994 while the yield on those assets declined by 20 basis points. This resulted in an increase of $4.8 million or 1.6% in interest income when comparing 1994 to 1993. At the same time, average interest-bearing liabilities rose 2.1% with the rate paid increasing by 14 basis points when compared to 1993. This combination led to a $7.5 million or 6.4% increase in interest expense attributable to interest-bearing liabilities when comparing 1994 to 1993.

     The table below illustrates the changes in net interest margin as a percentage of average earning assets for the periods shown:


                                             December 31,
                                        ----------------------
                                         1995    1994    1993
                                        ------  ------  ------
Yield on interest-earning assets-FTE     7.95%   7.36%   7.56%
Rate on interest-bearing liabilities     3.64%   2.85%   2.79%
                                         -----  ------  ------
     Net interest margin-FTE             4.31%   4.51%   4.77%
                                        ======  ======  ======

The fully taxable equivalent (FTE) yield on tax-exempt income has been computed based on a 35% federal marginal tax rate for all periods shown. The Corporation will continue to take the necessary precautions in order to minimize exposure to changes in interest rates.

PROVISION FOR LOAN LOSSES

     The provision for loan losses reflects Management's assessment of the adequacy of the allowance for loan losses to absorb potential write-offs in the loan portfolio. Factors considered in the assessment include growth and composition of the loan portfolio, historical credit loss experience, current and anticipated economic conditions and changes in borrowers' financial positions. During 1995, the Corporation's provision for loan losses was $2.439 million compared to $2.768 million for 1994 and $18.596 million for 1993. The reduction of the provision for loan losses during this period was primarily attributable to a decrease in nonperforming loans.

NONINTEREST INCOME

     The Corporation stresses the importance of growth in noninterest income as one of its key long-term strategies. Noninterest income for 1995, excluding securities gains, increased $9.1 million or 18.2% when compared to 1994. This compares to an increase of $2.6 million or 5.6% when 1994 is compared to 1993.

     Trust service income increased by 6.4% in 1995 as Trustmark continued to be one of the largest bank providers of asset management services in Mississippi. At December 31, 1995, Trustmark had trust accounts with an asset market value of $4.9 billion compared to $4.1 billion for December 31, 1994.

     Other account charges, fees and commissions continue to provide the largest component of noninterest income. For 1995, the major contributors to the 22.8% increase in this category were fees generated from residential mortgage servicing, ATM usage and a variety of other fee producing products and services. This category also provided the largest growth during 1994 as a larger mortgage servicing portfolio produced increased fees. In addition, fees resulting from ATM usage grew significantly during 1994 as the Trustmark Express ATM system added an average of two automated teller machines per month.

     Year-to-date service charges have grown by 16.6% when comparing 1995 to 1994. This increase can be attributed to Management's reevaluation of its service charge pricing, procedures and products.

     The increase in other income can be attributed primarily to gains on the sale of mortgage loans in the secondary market experienced during 1995. The Corporation recorded securities losses during 1994 as sales were made of securities acquired in the merger with FNFC in order to maintain the current policies and standards of the Corporation's securities portfolio.

NONINTEREST EXPENSE

     Another long-term strategy of the Corporation is to continue to provide quality service to customers within the context of economic discipline. Noninterest expense for 1995 decreased $317 thousand or .21% when compared to 1994. Noninterest expenses increased $2.0 million or 1.34% when comparing 1994 and 1993. This nominal increase is especially noteworthy when it is noted that expenses from both the Columbus and Tupelo branches, which were acquired during the UniSouth acquisition, have been included for the entire year of 1994 while expenses for 1993 were included only from the acquisition date of July 31, 1993.

     The efficiency ratio, a key indicator of the control of noninterest expense, improved throughout 1995 as the Corporation continued its emphasis on the control of noninterest expenses. The efficiency ratio for the year ended December 31, 1995 was 60.9% compared with 62.0% for 1994 and 60.4% for 1993.

     The primary contributor to the decline in noninterest expenses experienced during 1995 was the FDIC insurance assessment. During the second quarter of 1995, the Bank Insurance Fund (BIF) reached its designated reserve ratio of 1.25%. Once verified, the FDIC moved to refund overpayments to this fund and to reduce future BIF assessments. The Corporation received a refund of $1.92 million that was recognized during the third quarter of 1995. Effective for the fourth quarter of 1995, the FDIC decreased the lowest assessment rate for deposits insured through the BIF from $.23 per $100 of deposits to $.04. Since the Corporation had qualified to receive the lowest assessment rate, this decreased the fourth quarter FDIC insurance assessment by approximately $1.4 million. Salaries and employee benefits continued to comprise the largest portion of noninterest expenses and increased 2.2% during 1995. The number of full-time equivalent employees totaled 2,208 at December 31, 1995, 2,212 at December 31, 1994 and 2,230 at December 31, 1993. This decrease demonstrates the Corporation's success in controlling the size of its workforce through a strong investment in technology. Management views improved technological systems as a key to enhanced improvement in productivity.

     Renovations to facilities purchased and leased in business combinations as well as the general maintenance of existing facilities have contributed to the $819 thousand or 9.7% increase in net occupancy expenses when comparing 1995 to 1994. Both equipment expenses and services and fees experienced only modest increases during 1995. Services and fees expense increased by 10.5% during 1994 due to increased expenses for communications and advertising.

     Other real estate expenses decreased by 71% during 1995 due to a reduction in market write-downs. This decline can be directly attributed to the Corporation's conservative approach in evaluating net realizable value at the time of foreclosure. Other real estate expenses for 1994 decreased 65.7% due to improvements in asset quality.

     The amortization of intangible assets increased 4.82% during 1995 compared to a decrease of 16.4% during 1994. The amount of mortgages serviced increased 18.4% during 1995 and provided a larger base of mortgage servicing rights that began amortization during 1995. Increased prepayments of mortgages serviced resulted in the accelerated amortization of mortgage servicing rights during 1993 which more than offset the amortization of intangible assets associated with the UniSouth acquisition which began during the third quarter of 1993.

     Other expenses increased $1.1 million or 4.5% when comparing 1995 to 1994. This can be traced to larger operational costs recorded during 1995 than in the same time period in 1994.

INCOME TAXES

     In 1995, the Corporation's effective tax rate was 34.6% compared to 34.7% in 1994 and 27.6% in 1993. The effective tax rates for 1995 and 1994 were higher than 1993 as a result of three factors. First, 1993 income tax expense is net of the tax benefit recorded from the cumulative effect of adopting SFAS No. 109, and the impact on deferred tax assets of the 1% increase in the federal statutory tax rate beginning in 1993. Second, tax exempt income as a percentage of total income declined during 1995 and 1994. And finally, differences arising from nondeductible core deposit amortization related to a business combination consummated in July 1993 and the reduction in deductible amortization related to the 1994 settlement of the core deposit amortization issue with the

Internal Revenue Service caused the effective tax rate to rise in 1994 and 1995. During 1995, the Corporation concluded an income tax examination for the years 1989, 1990 and 1991. The effects of the tax examination were not material.

DERIVATIVE FINANCIAL INSTRUMENTS

     The Corporation's principal objective in issuing derivatives for purposes other than trading is asset/liability management. To achieve that objective, the Corporation enters into forward interest rate contracts involving commitments to sell mortgages originated or purchased by the Corporation. Interest rate forward contracts are commitments to either purchase or sell a financial instrument at a specific future date for a specified price and may be settled in cash or through delivery of the financial instrument. These contracts allow the Corporation to fix the interest rate at which it can offer mortgage loans to its customers or purchase mortgages from other financial institutions. Gains or losses on the sale of mortgages in the secondary market are recorded upon the sale of the mortgages and included in other income. Any decline in the market value of mortgages which are pending sale in the secondary market and are held by the Corporation at the end of a financial reporting period is recognized at that time. As of December 31, 1995, the Corporation's exposure under commitments to sell mortgages is immaterial. The remaining maturity on all forward interest rate contracts is less than one year.

OTHER REGULATORY MATTERS

     In March 1995, the FASB issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." This statement requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the asset's carrying amount. SFAS No. 121 is effective for fiscal years beginning after December 15, 1995. The adoption of this statement will not have a material impact on the consolidated financial statements.

     The FASB has also issued SFAS No. 122, "Accounting for Mortgage Servicing Rights and Excess Servicing Receivables and for Securitization of Mortgage Loans." The new statement amends Statement No. 65, "Accounting for Certain Mortgage Banking Activities" and primarily eliminates the distinction between purchased mortgage servicing rights and mortgage servicing rights on loans originated by the financial institution. SFAS No. 122 is effective for fiscal years beginning after December 15, 1995. The Corporation will adopt this statement in 1996 and such adoption will not have a material impact on the consolidated financial statements.

     In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation." This statement establishes financial accounting and reporting standards for stock-based employee compensation plans and is effective for fiscal years beginning after December 15, 1995. Since the Corporation currently does not have any stock-based employee compensation plans, the adoption of this statement will have no effect on the Corporation's consolidated financial statements.

     In November 1995, the FDIC again reduced the lowest assessment rate for deposits insured by the BIF from $.04 per $100 of deposits to zero. This reduction will be effective for 1996. Banks must still pay the mandatory minimum $2,000 fee to belong to the insurance fund.

     Various legislative proposals regarding the future of the Savings Insurance Fund (SAIF) have been reported recently. Several of these proposals include a one-time special assessment for SAIF deposits. The Corporation has approximately $366 million of deposits insured by SAIF as the result of assisted purchases made through transactions defined as "Oakar" by the FDIC. At the present time, Congress is still debating the specific features of this legislation. Consequently, the Corporation does not know when and if any such proposal may be adopted or the ultimate effect on its insurance assessment resulting from deposits insured by the SAIF.

PRINCIPAL OCCUPATION OF THE CORPORATION'S DIRECTORS AND
EXECUTIVE OFFICERS

     This information is included elsewhere in this report in conjunction with listings of Directors and Officers.

SECURITIES AND EXCHANGE COMMISSION (SEC) FORM 10-K

     A copy of the annual report on Form 10-K, as filed with the SEC, may be obtained without charge by directing a written request to:

Gerard R. Host, Treasurer
Trustmark Corporation
Post Office Box 291
Jackson, Mississippi 39205-0291