Form 10-K, Exhibit 13
period 1996-12-31
TRUSTMARK CORP
filed 1997-03-19
CIK 36146

                    Report of Independent Public Accountants

To the Board of Directors and Shareholders
Trustmark Corporation:

We have audited the accompanying consolidated balance sheets of Trustmark Corporation (a Mississippi corporation) and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trustmark Corporation and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

/s/ Arthur Andersen LLP

Jackson, Mississippi,
January 17, 1997.

                     Trustmark Corporation and Subsidiaries
                           Consolidated Balance Sheets
                                ($ In Thousands)

                                                                                       December 31,
                                                                                ------------------------
                                                                                   1996           1995
                                                                                ---------      ---------
ASSETS
Cash and due from banks (noninterest-bearing)                                    $337,090       $299,006
Federal funds sold and securities purchased
     under reverse repurchase agreements                                           92,718        113,585
Trading account securities                                                            102            226
Securities available for sale (at fair value)                                     527,942        488,693
Securities held to maturity (fair value: $1,431,805 - 1996;
     $1,370,670 - 1995)                                                         1,425,260      1,353,632
Loans                                                                           2,637,320      2,580,219
     Less: Unearned income                                                          2,747          8,128
           Allowance for loan losses                                               63,000         62,000
                                                                                ---------      ---------
     Net loans                                                                  2,571,573      2,510,091
Premises and equipment                                                             61,535         61,193
Intangible assets                                                                  38,637         37,671
Other assets                                                                      138,827        128,495
                                                                                ---------      ---------
     TOTAL ASSETS                                                              $5,193,684     $4,992,592
                                                                                =========      =========



LIABILITIES
Deposits:
     Noninterest-bearing                                                         $826,137       $767,051
     Interest-bearing                                                           2,771,299      2,762,994
                                                                                ---------      ---------
         Total deposits                                                         3,597,436      3,530,045
Federal funds purchased                                                           201,965         75,675
Securities sold under repurchase agreements                                       765,226        857,308
Other liabilities                                                                 104,873         50,812
                                                                                ---------      ---------
     TOTAL LIABILITIES                                                          4,669,500      4,513,840

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
Common stock, no par value:
     Authorized, 100,000,000 shares
     Issued and outstanding:  34,910,683 shares                                    14,546         14,546
Surplus                                                                           244,578        244,578
Retained earnings                                                                 261,850        214,166
Net unrealized gain on securities available
     for sale, net of tax                                                           3,210          5,462
                                                                                ---------      ---------
     TOTAL STOCKHOLDERS' EQUITY                                                   524,184        478,752
                                                                                ---------      ---------
     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                $5,193,684     $4,992,592
                                                                                =========      =========


See notes to consolidated financial statements.

                     Trustmark Corporation and Subsidiaries
                        Consolidated Statements of Income
                       ($ In Thousands Except Share Data)


                                                                 Year Ended December 31,
                                                         -------------------------------------
                                                           1996           1995           1994
                                                         --------       --------       --------
INTEREST INCOME
Interest and fees on loans                               $229,373       $225,645       $190,100
Interest on securities:
     Taxable interest income                              119,044        109,994        112,446
     Interest income exempt from federal income taxes       5,354          5,887          6,715
Interest on federal funds sold and securities purchased
     under reverse repurchase agreements                    4,292          6,815          6,188
                                                         --------       --------       --------
     TOTAL INTEREST INCOME                                358,063        348,341        315,449

INTEREST EXPENSE
Interest on deposits                                      112,614        112,374         91,154
Interest on federal funds purchased and securities
     sold under repurchase agreements                      48,653         49,171         33,136
                                                         --------       --------       --------
     TOTAL INTEREST EXPENSE                               161,267        161,545        124,290
                                                         --------       --------       --------
NET INTEREST INCOME                                       196,796        186,796        191,159
Provision for loan losses                                   5,783          2,439          2,786
                                                         --------       --------       --------

NET INTEREST INCOME AFTER PROVISION
     FOR LOAN LOSSES                                      191,013        184,357        188,373

NONINTEREST INCOME
Trust service income                                       10,102          9,275          8,715
Service charges on deposit accounts                        23,425         21,765         18,666
Other account charges, fees and commissions                29,256         24,817         20,214
Securities gains (losses)                                     113            323         (1,374)
Other income                                                4,078          3,287          2,449
                                                         --------       --------       --------
     TOTAL NONINTEREST INCOME                              66,974         59,467         48,670

NONINTEREST EXPENSES
Salaries and employee benefits                             77,890         74,107         72,497
Net occupancy-premises                                      9,353          9,220          8,401
Equipment expenses                                         12,522         11,750         11,851
Services and fees                                          20,996         20,636         20,505
FDIC insurance assessment                                   2,781          4,328          7,689
Amortization of intangible assets                           8,372          7,266          6,932
Other expenses                                             28,643         25,177         24,926
                                                         --------       --------       --------
    TOTAL NONINTEREST EXPENSES                            160,557        152,484        152,801
                                                         --------       --------       --------
INCOME BEFORE INCOME TAXES                                 97,430         91,340         84,242
Income taxes                                               32,291         31,582         29,237
                                                         --------       --------       --------
NET INCOME                                                $65,139        $59,758        $55,005
                                                         ========       ========       ========

NET INCOME PER SHARE                                        $1.87          $1.71          $1.58
                                                         ========       ========       ========

WEIGHTED AVERAGE SHARES OUTSTANDING                    34,910,683     34,910,683     34,805,193


See notes to consolidated financial statements.

                     Trustmark Corporation and Subsidiaries
           Consolidated Statements of Changes in Stockholders' Equity
                       ($ In Thousands Except Share Data)


                                                                                                       Unrealized
                                                                  Common                  Retained        Gains
                                                        Total      Stock     Surplus      Earnings      (Losses)
                                                      --------   --------   ---------    ---------    -----------
BALANCE, JANUARY 1, 1994                             $ 387,591   $ 14,489   $ 243,209    $ 129,893
Cumulative effect of a change in accounting
     method, net of tax                                 14,326                                         $  14,326
Net income for year                                     55,005                              55,005
Cash dividends paid ($0.41 per share)                  (13,936)                            (13,936)
Cash paid in business combination                       (1,105)                             (1,105)
Common stock issued for purchase of subsidiary
     minority interest                                   1,426         57       1,369
Net change in unrealized gains (losses) on
     securities available for sale, net of tax         (22,297)                                          (22,297)
                                                      --------   --------    --------     --------      --------
BALANCE, DECEMBER 31, 1994                             421,010     14,546     244,578      169,857        (7,971)
Net income for year                                     59,758                              59,758
Cash dividends paid ($0.44 per share)                  (15,449)                            (15,449)
Net change in unrealized gains (losses) on
     securities available for sale, net of tax          13,433                                            13,433
                                                      --------   --------    --------     --------      --------
BALANCE, DECEMBER 31, 1995                             478,752     14,546     244,578      214,166         5,462
Net income for year                                     65,139                              65,139
Cash dividends paid ($0.50 per share)                  (17,455)                            (17,455)
Net change in unrealized gains (losses) on
     securities available for sale, net of tax          (2,252)                                           (2,252)
                                                      --------   --------    --------     --------      --------
BALANCE, DECEMBER 31, 1996                           $ 524,184   $ 14,546   $ 244,578    $ 261,850    $    3,210
                                                      ========   ========    ========     ========      =========

See notes to consolidated financial statements.

                     Trustmark Corporation and Subsidiaries
                     Consolidated Statements of Cash Flows
                                ($ In Thousands)

                                                                       Year Ended December 31,
                                                                 ------------------------------------
                                                                   1996         1995         1994
                                                                 --------     --------     --------
OPERATING ACTIVITIES
Net income                                                        $65,139      $59,758      $55,005
Adjustments to reconcile net income to net cash
  provided by operating activities:
        Provision for loan losses                                   5,783        2,439        2,786
        Provision for depreciation and amortization                17,993       17,477       17,069
        Net (accretion) amortization of securities                 (4,316)      (4,614)         416
        Securities (gains) losses                                    (113)        (323)       1,374
        Losses and write-downs (gains) on other real estate            85          (52)         802
        Other                                                      (2,269)        (730)         (31)
        Increase in intangible assets                              (9,490)      (6,863)      (4,579)
        Increase in deferred income taxes                          (2,206)      (1,628)        (612)
        Increase in other assets                                  (10,305)      (9,016)     (19,371)
        Increase (decrease) in other liabilities                   54,061        8,724       (5,587)
                                                                 --------     --------     --------
NET CASH PROVIDED BY OPERATING ACTIVITIES                         114,362       65,172       47,272

INVESTING ACTIVITIES
Proceeds from calls and maturities of securities
     available for sale                                           137,863      320,074      246,536
Proceeds from calls and maturities of securities
     held to maturity                                             197,880      150,321      269,779
Proceeds from sales of securities available for sale              215,344      119,404      392,136
Proceeds from sales of securities held to maturity
Purchases of securities available for sale                       (392,145)    (462,147)    (327,706)
Purchases of securities held to maturity                         (269,037)     (80,935)    (477,228)
Net decrease (increase) in federal funds sold and securities
     purchased under reverse repurchase agreements                 20,867       (7,854)     (10,525)
Net increase in loans                                             (65,030)    (229,311)    (119,470)
Purchases of premises and equipment                                (8,573)      (6,134)     (10,016)
Proceeds from sales of premises and equipment                          40          182          146
Proceeds from sales of other real estate                            2,369        2,808        2,572
Cash paid in business combination                                                            (1,105)
                                                                 --------     --------     --------
NET CASH USED BY INVESTING ACTIVITIES                            (160,422)    (193,592)     (34,881)

FINANCING ACTIVITIES
Net increase in deposits                                           67,391       80,816       20,448
Net increase in federal funds purchased and securities sold
     under repurchase agreements                                   34,208       81,945        8,305
Cash dividends                                                    (17,455)     (15,449)     (13,936)
                                                                 --------     --------     --------
NET CASH PROVIDED BY FINANCING ACTIVITIES                          84,144      147,312       14,817
                                                                 --------     --------     --------
Increase in cash and cash equivalents                              38,084       18,892       27,208
Cash and cash equivalents at beginning of year                    299,006      280,114      252,906
                                                                 --------     --------     --------
CASH AND CASH EQUIVALENTS AT END OF YEAR                         $337,090     $299,006     $280,114
                                                                 ========     ========     ========

See notes to consolidated financial statements.

NOTE 1 - BUSINESS, BASIS OF FINANCIAL STATEMENT PRESENTATION,
         ACCOUNTING POLICIES AND RECENT PRONOUNCEMENTS

BUSINESS
     Trustmark Corporation, through its wholly-owned bank subsidiary, provides a broad array of financial products and services primarily to customers in Mississippi. The bank subsidiary's principal activities include retail and commercial banking, indirect and real estate lending, investment services and trust services. The corporation and its bank subsidiary are subject to the regulations of federal agencies which perform periodic examinations.

BASIS OF FINANCIAL STATEMENT PRESENTATION
     The consolidated financial statements include the amounts of Trustmark Corporation (the Corporation), its wholly-owned bank subsidiary, Trustmark
National Bank (the Bank), and the Bank's wholly-owned subsidiary, Trustmark Financial Services, Inc. Also included are its wholly-owned non-bank subsidiaries, First Building Corporation and F. S. Corporation, which are dormant and insignificant. All intercompany accounts and transactions have been eliminated in consolidation.
     The consolidated financial statements have been prepared in conformity with generally accepted accounting principles. Management is required to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

ACCOUNTING POLICIES

Trading Account Securities
     Trading account securities are held for resale in anticipation of short-term market movements. Trading account securities, consisting primarily of debt securities, are carried at fair value. Gains and losses, both realized and unrealized, are classified as other income.

Securities Available for Sale
     Effective January 1, 1994, the Corporation adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Under this statement, securities available for sale are reported at fair value with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity, net of related deferred income taxes. The effect of this change at January 1, 1994 was to increase stockholders' equity by $14.3 million. Gains or losses on the sale of these securities, computed based on the carrying value of the specific securities sold, are classified as securities gains (losses) in noninterest income.

Securities Held to Maturity
     Securities held to maturity are securities which the Corporation has the intent and ability to hold to maturity. Securities held to maturity are stated at cost, adjusted for premium amortization and discount accretion using the interest method. Gains and losses on the sale of securities held to maturity, computed based on the adjusted cost of the specific securities sold, are classified as securities gains (losses) in noninterest income.

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

Allowance for Loan Losses
     The allowance for loan losses is established through provisions for loan losses charged against earnings. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance.
     In 1995, the Corporation adopted SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosure." Under the standard, the allowance for loan losses related to loans that are identified for evaluation in accordance with SFAS No. 114 is based on discounted cash flows using the loan's initial effective interest rate or the fair value of the collateral for certain collateral dependent loans.
     The allowance for loan losses is maintained at a level believed adequate by Management to absorb estimated probable loan losses. Management's periodic evaluation of the adequacy of the allowance is based on the Corporation's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay (including the timing of future payments), the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions, and other relevant factors. This evaluation is inherently subjective as it requires material estimates including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change.

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

Intangible Assets
     Core deposit intangibles represent the net present value of the future economic benefits related to the use of deposits purchased and are amortized on a straight-line basis over 10 years. At December 31, 1996 and 1995, net core deposit intangibles totaled $15.8 million and $20.3 million, respectively.
     Mortgage servicing rights represent the cost of the right to receive future servicing income. Mortgage servicing rights are amortized using an accelerated method over the estimated lives of the related mortgage loans. Periodically the Corporation evaluates the carrying value of its mortgage servicing rights by analyzing the discounted cash flows of such assets under current market conditions. At December 31, 1996 and 1995, net mortgage servicing rights totaled $22.8 million and $17.4 million, respectively.
     In January 1996, the Corporation adopted SFAS No 122, "Accounting for Mortgage Servicing Rights and Excess Servicing Receivables and for Securitization of Mortgage Loans." The statement amends SFAS No. 65, "Accounting for Certain Mortgage Banking Activities," and primarily eliminates the distinction between purchased mortgage servicing rights and mortgage servicing rights on loans originated within the financial institution. The adoption of this statement did not have a material impact on the Corporation's consolidated financial statements.

Other Real Estate Owned
     Other real estate owned includes assets that have been acquired in satisfaction of debt through foreclosure. Other real estate owned is reported in other assets and is recorded at the lower of cost or estimated fair value less the estimated cost of disposition. Valuation adjustments required at foreclosure are charged to the allowance for loan losses. Subsequent to foreclosure, losses on the periodic revaluation of the property are charged to current period earnings as other expenses. Costs of operating and maintaining the properties, net of related income and gains (losses) on their disposition, are charged to other expenses as incurred.
     Improvements made to properties are capitalized if the expenditures are expected to be recovered upon the sale of the property.

Income Taxes
     When income and expenses are recognized in different periods for financial reporting purposes and for purposes of computing income taxes currently payable, deferred taxes are provided on such temporary differences. Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been recognized in the financial statements or tax returns. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled.

Off-Balance Sheet Instruments
     The Corporation regularly enters into interest rate contracts as part of its normal asset/liability management activities. These contracts consist entirely of forward contracts. Forward contracts are agreements to purchase or sell securities or other money market instruments at a future specified date at a specified price or yield. At December 31, 1996, the Corporation's obligations under forward contracts consist of commitments to sell mortgages originated or purchased by the Corporation in the secondary market at a future date. These obligations are entered into by the Corporation in order to fix the interest rate at which it can offer mortgage loans to its customers or purchase mortgages from other financial institutions. Gains or losses on the sale of mortgages in the secondary market are recorded upon the sale of the mortgages and included in other income. Any decline in market value of mortgages held by the Corporation at the end of a financial reporting period, pending sale in the secondary market, is recognized at that time. As of December 31, 1996, the Corporation's exposure under commitments to sell mortgages in the future is immaterial.

Per Share Data
     Per share data is based on the weighted average number of shares outstanding during each year.

Statements of Cash Flows
     For purposes of reporting cash flows, cash and cash equivalents include cash on hand and amounts due from banks.
     The Corporation paid income taxes approximating $36.0 million in 1996 and $32.7 million in 1995 and 1994. Interest paid on deposit liabilities and other borrowings approximated $163.7 million in 1996, $159.3 million in 1995 and $124.6 million in 1994. For the years ended December 31, 1996, 1995 and 1994, noncash transfers from loans to foreclosed properties were $1.5 million, $3.0 million and $1.5 million, respectively.

Reclassifications
     Certain reclassifications have been made to the 1995 and 1994 financial statements to conform to the 1996 method of presentation.

RECENT PRONOUNCEMENTS
     In March 1995, the Financial Accounting Standards Board (FASB) issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of." This statement requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. SFAS No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of. SFAS No. 121 is effective for fiscal years beginning after December 15, 1995. The adoption of this statement did not have a material impact on the Corporation's consolidated financial statements.
     In October of 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation." This statement establishes financial accounting and reporting standards for stock-based employee compensation plans and is effective for fiscal years beginning after December 15, 1995. Since the Corporation currently does not have any stock-based employee compensation plans, the adoption of this statement had no effect on the Corporation's consolidated financial statements.

     In June 1996, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 125 (SFAS No. 125), "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities." SFAS No. 125 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishment of liabilities based on consistent application of a "financial-components approach" that focuses on control. The impact of SFAS No. 125, when adopted on January 1, 1997, on the Corporation's financial condition or results of operations will not be material.

NOTE 2 - BUSINESS COMBINATIONS
     On September 6, 1996, the Corporation entered into a definitive agreement with First Corinth Corp.(FCC), a bank holding company located in Corinth Mississippi, to merge FCC and its bank subsidiary, National Bank of Commerce of Corinth (NBC), with and into the Bank. FCC and subsidiary have approximately $139 million in total assets. Under the terms of the agreement, the Corporation will exchange approximately 1.5 million shares of common stock for all of the issued and outstanding shares of FCC and for NBC's minority shares outstanding. The final exchange ratio will be based on the average fair value of the Corporation's common stock over a specific period prior to the merger. The transaction, which will be accounted for as a pooling of interests is subject to the approval of the stockholders of FCC and regulatory authorities and is expected to be consummated during the first quarter of 1997.
     On October 7, 1994, First National Financial Corporation (FNFC) and its wholly-owned subsidiary, First National Bank of Vicksburg, were merged with the Corporation. The stockholders of FNFC received 3,600,262 shares of the
Corporation's common stock in connection with the merger. In addition, cash payments of approximately $1.1 million were made in connection with the merger. All financial data of the Corporation reflects the business combination using the pooling of interests method of accounting.

NOTE 3 - CASH AND DUE FROM BANKS
     The Corporation is required to maintain average reserve balances with the Federal Reserve Bank based on a percentage of deposits. The average amount of those reserves for the year ended December 31, 1996, was approximately $19.5 million.

NOTE 4 - SECURITIES AVAILABLE FOR SALE AND SECURITIES HELD TO MATURITY
     A summary of the amortized cost and estimated fair value of securities available for sale and held to maturity at December 31, 1996 and 1995 follows ($ in thousands):

                                      Securities Available for Sale                 Securities Held to Maturity
                             -------------------------------------------   ----------------------------------------------
                                           Gross      Gross    Estimated                 Gross       Gross      Estimated
                             Amortized   Unrealized Unrealized    Fair     Amortized   Unrealized  Unrealized     Fair
                               Cost        Gains     (Losses)    Value        Cost       Gains      (Losses)      Value
                             ---------    -------    --------  ---------   ----------  ---------   ---------   ----------
1996
U.S. Treasury and other U.S.
    Government agencies       $469,396       $651     ($3,484)  $466,563     $267,636     $1,359       ($878)    $268,117
Obligations of states and
    political subdivisions                                                    220,073      5,469      (1,315)     224,227
Debt securities of
    foreign governments                                                           100                                 100
Mortgage-backed securities      39,536        299        (187)    39,648      937,451      6,575      (4,665)     939,361
Other securities                13,813      7,918                 21,731
                             ---------    -------    --------  ---------   ----------  ---------   ---------   ----------
           Total              $522,745     $8,868     ($3,671)  $527,942   $1,425,260    $13,403     ($6,858)  $1,431,805
                             =========    =======    ========  =========   ==========  =========   =========   ==========

1995
U.S. Treasury and other U.S.
    Government agencies       $413,385     $2,479       ($263)  $415,601     $257,335     $2,546       ($210)    $259,671
Obligations of states and
    political subdivisions                                                    212,065      8,703        (909)     219,859
Debt securities of
    foreign governments                                                           100                                 100
Mortgage-backed securities      53,382      1,187         (50)    54,519      884,132     10,113      (3,205)     891,040
Other securities                13,080      5,498          (5)    18,573
                             ---------    -------    --------  ---------   ----------  ---------   ---------   ----------
           Total              $479,847     $9,164       ($318)  $488,693   $1,353,632    $21,362     ($4,324)  $1,370,670
                             =========    =======    ========  =========   ==========  =========   =========   ==========


     Gross gains and gross losses as a result of calls and dispositions of securities available for sale were $106 thousand and $86 thousand, respectively in 1996, $1.4 million and $1.3 million, respectively in 1995 and $4.2 million and $5.6 million, respectively in 1994.
     During 1996, 1995 and 1994, there were no sales of securities held to maturity. Gross gains of $93 thousand, $217 thousand and $23 thousand were realized on calls and other dispositions of these securities during 1996, 1995 and 1994, respectively.
     The amortized cost and estimated fair value of securities available for sale and held to maturity at December 31, 1996, by contractual maturity, are shown below ($ in thousands). Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call of prepayment penalties.


                                                                         Securities                   Securities
                                                                     Available for Sale            Held to Maturity
                                                                  -------------------------  ----------------------------
                                                                                 Estimated                     Estimated
                                                                   Amortized        Fair       Amortized          Fair
                                                                     Cost          Value          Cost           Value
                                                                  ----------    ----------   ------------   -------------
Due in one year or less                                             $167,378      $167,109        $95,170         $95,512
Due after one year through five years                                302,018       299,454        263,548         264,661
Due after five years through ten years                                                             90,547          92,962
Due after ten years                                                   13,813        21,731         38,544          39,309
                                                                  ----------    ----------   ------------   -------------
                                                                     483,209       488,294        487,809         492,444
Mortgage-backed securities                                            39,536        39,648        937,451         939,361
                                                                  ----------    ----------   ------------   -------------
            Total                                                   $522,745      $527,942     $1,425,260      $1,431,805
                                                                  ==========    ==========   ============   =============

     Securities with a carrying value of $1.8 billion at December 31, 1996 and $1.6 billion at December 31, 1995 were pledged to collateralize public deposits, securities sold under agreements to repurchase, and for other purposes as required or permitted by law.

NOTE 5 - LOANS
     At December 31, 1996 and 1995, the loan portfolio carrying values consisted of the following ($ in thousands):

                                                            1996             1995
                                                         ---------        ---------
Real estate loans:
     Construction and land development                    $168,650         $144,010
     Secured by 1-4 family residential properties          543,661          553,997
     Secured by nonfarm, nonresidential properties         398,350          380,734
     Other                                                  73,229           69,422
Loans to finance agricultural production                    33,950           37,434
Commercial and industrial                                  642,758          616,949
Loans to individuals for personal expenditures             645,829          641,409
Obligations of states and political subdivisions            84,918           63,557
Loans for purchasing or carrying securities                 20,469           11,626
Lease financing receivables                                    997            2,360
Other loans                                                 21,762           50,593
                                                         ---------        ---------
     Loans, net of unearned interest                     2,634,573        2,572,091
     Allowance for loan losses                             (63,000)         (62,000)
                                                         ---------        =========
         Net loans                                      $2,571,573       $2,510,091
                                                         =========        =========

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

Balance at January 1, 1996                  $61,928
New loans                                   202,990
Repayments                                 (205,862)
                                            -------
Balance at December 31, 1996                $59,056
                                            =======

Changes in the allowance for loan losses were as follows ($ in thousands):

                                  1996      1995      1994
                                 ------    ------    ------
Balance at January 1            $62,000   $65,014   $65,014
Provision charged to expense      5,783     2,439     2,786
Loans charged off                (9,272)   (9,490)   (7,081)
Recoveries                        4,489     4,037     4,295
                                 ------    ------    ------
Balance at December 31          $63,000   $62,000   $65,014
                                 ======    ======    ======


     At December 31, 1996, the recorded investment in commercial loans that are considered to be impaired under SFAS No. 114 was $6.3 million (all of which were on a nonaccrual basis). As a result of direct write-downs, the specific allowance related to these impaired loans is immaterial. The average recorded investment in impaired loans during the year ended December 31, 1996 was approximately $6.6 million. For the year ended December 31, 1996, the amount of interest income recognized on impaired loans was immaterial.
     Loans on which the accrual of interest has been discontinued or reduced approximated $8.4 million at December 31, 1996. The foregone interest associated with such loans is immaterial.

NOTE 6 - PREMISES AND EQUIPMENT
    Premises and equipment are summarized as follows ($ in thousands):

                                                        December 31,
                                                  -----------------------
                                                    1996            1995
                                                  -------         -------
Land                                              $11,132         $10,787
Buildings and leasehold improvements               74,650          71,705
Furniture and equipment                            69,115          64,294
                                                  -------         -------
                                                  154,897         146,786
Less accumulated depreciation and amortization     93,362          85,593
                                                  -------         -------
     Premises and equipment                       $61,535         $61,193
                                                  =======         =======

NOTE 7 - SECURITIES SOLD UNDER  REPURCHASE  AGREEMENTS
     At  December  31,  1996,  the  carrying  values of  securities  sold  under
repurchase   agreements,   by  contractual  maturity,  are  shown  below  ($  in
thousands):
                                                Carrying
                                                  Value
                                                --------
     In one day                                 $149,904
     Term up to 30 days                           45,798
     Term of 30 to 90 days                        92,422
     Term of 90 days and over                     28,120
     Demand                                      448,982
                                                --------
       Total                                    $765,226
                                                ========

     The weighted average interest rate for these repurchase agreements was 5.22% at December 31, 1996. The repurchase agreements are collateralized by specific U. S. Treasury and other U. S. Government agency securities with carrying values and fair values of approximately $800 million.

NOTE 8 - INCOME TAXES
     The income tax provision included in the statements of income was as follows ($ in thousands):
                                          1996       1995       1994
                                        -------    -------    -------
Current:
      Federal                           $31,767    $30,262    $26,556
      State                               2,730      2,948      2,070
Deferred:
      Federal                            (1,879)    (1,586)       606
      State                                (327)       (42)         5
                                        -------    -------    -------
          Net income tax provision      $32,291    $31,582    $29,237
                                        =======    =======    =======

     The net income tax provision differs from the amount computed by applying the statutory federal income tax rate to income before income taxes as a result of the following ($ in thousands):

                                                                      1996                     1995                    1994
                                                               --------------------      -------------------     -------------------
                                                                           Percent                  Percent               Percent
                                                                           of Pretax                of Pretax             of Pretax
                                                                 Tax        Income        Tax        Income       Tax      Income
                                                               ------      -------       ------     -------      ------   -------
Federal income tax computed on income before income taxes     $34,101         35.0%     $31,969        35.0%    $29,485      35.0%
(Decrease) increase in tax resulting from:
   Tax exempt security interest net of premium amortization    (3,103)        (3.2)      (3,111)       (3.4)     (3,393)     (4.0)
   Nondeductible interest expense                                 470          0.5          565         0.6         429       0.5
   State income tax, net                                        2,403          2.5        2,906         3.2       2,075       2.5
   Other                                                       (1,580)        (1.7)        (747)       (0.8)        641       0.7
                                                               ------      -------       ------     -------      ------   -------
     Net income tax provision                                 $32,291         33.1%     $31,582        34.6%    $29,237      34.7%
                                                               ======      =======       ======     =======      ======   =======


     The income tax provision (benefit) included $43 thousand in 1996, $124 thousand in 1995 and ($526) thousand in 1994 resulting from securities transactions.
     Temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities give rise to the following net deferred tax asset, which is included in other assets ($ in thousands):

                                                        1996       1995
Deferred Tax Assets:                                   ------     ------
     Allowance for loan losses                        $23,854    $23,214
     Deferred compensation                              3,793      3,319
     Capitalized mortgage servicing costs               1,186      1,731
     Core deposit intangibles                           1,596      1,295
     Other                                              4,219      2,577
                                                       ------     ------
          Total gross deferred tax asset               34,648     32,136

Deferred Tax Liabilities:
     Unrealized securities gains                       (1,988)    (3,383)
     Pension plan                                      (1,814)    (1,220)
     Discount accretion of discounts on securities     (1,042)    (1,124)
     Accelerated depreciation and amortization           (465)      (713)
     Other                                               (406)      (365)
                                                       ------     ------
          Total gross deferred tax liability           (5,715)    (6,805)
                                                       ------     ------
          Net deferred tax asset                      $28,933    $25,331
                                                       ======     ======

     The Corporation has evaluated the need for a valuation allowance and, based on the weight of the available evidence, has determined that it is more likely than not that all deferred tax assets will eventually be realized.
     During 1995, the Corporation concluded an income tax examination for the years 1989, 1990 and 1991.

NOTE 9 - EMPLOYEE BENEFIT PLANS
     The Corporation maintains a defined noncontributory pension plan which covers substantially all employees with more than one year of service. The plan provides pension benefits that are based on the length of credited service and final average compensation as defined in the plan. The Corporation's policy is to fund amounts allowable for federal income tax purposes. The following table sets forth the funded status of the Corporation's defined noncontributory pension plan and the amounts recognized in the consolidated balance sheets at December 31, 1996 and 1995 ($ in thousands):

                                                                      1996       1995
                                                                      ------     ------
Actuarial present value of accumulated plan benefits:
     Vested                                                          $29,685    $25,446
     Nonvested                                                           609        563
                                                                      ------     ------
            Total                                                    $30,294    $26,009
                                                                      ======     ======

Projected benefit obligation                                        $(38,836)   (34,675)
Plan assets at fair value - primarily listed stocks, pooled funds
      and fixed income securities                                     43,448     37,585
                                                                      ------     ------
Plan assets in excess of projected benefit obligation                  4,612      2,910
Unrecognized net (gain) from past experience different from
      that assumed                                                    (1,549)      (618)
Unrecognized net assets being amortized over 15 years                 (2,031)    (2,394)
Unrecognized prior service cost                                        2,354      2,616
Contributions after measurement date                                   1,358        676
                                                                      ------     ------
Prepaid pension assets recorded in balance sheets                     $4,744     $3,190
                                                                      ======     ======


Net pension costs included the following components ($ in thousands):

                                                                       1996       1995       1994
                                                                      ------     ------     ------
Service cost - benefits earned during the period                      $2,776     $2,537     $2,489
Interest cost on projected benefit obligation                          2,549      2,249      2,030
Actual (return) loss on assets                                        (5,570)    (6,278)        47
Net amortization and deferral                                          2,233      3,550     (2,646)
                                                                      ------     ------     ------
Net pension costs                                                     $1,988     $2,058     $1,920
                                                                      ======     ======     ======

     The weighted average discount rate used in determining the actuarial present value of the projected benefit obligation was 7.5%. The rate of increase in future compensation was 4%. The expected long-term rate of return on plan assets was 8.5%.
     The Corporation also maintains a profit-sharing plan covering substantially all employees with more than one year of service. The contributions to this plan are made at the discretion of the Corporation's Board of Directors and are funded accordingly. The discretionary contributions made by the Corporation to this plan were $2.2 million in 1996, $1.9 million in 1995 and $1.8 million in 1994.
     The Corporation provides a deferred compensation plan covering its directors and key executives and senior officers. Participants of the deferred compensation plan can defer a portion of their compensation for payment after retirement. Life insurance contracts have been purchased which may be used to fund payments under the plan. Expenses related to this plan were $601 thousand in 1996, $1.3 million in 1995 and $580 thousand in 1994.
     The Corporation does not provide any significant post-retirement or post-employment benefits to its employees other than pension.

NOTE 10 - COMMITMENTS AND CONTINGENCIES
Lease Commitments
     The Corporation currently has lease commitments for banking premises and general offices and equipment which expire from 1997 to 2010. The majority of these commitments contain renewal options which extend the base lease from 5 to 20 years. Rental expense approximated $2.8 million in 1996, $2.4 million in 1995 and $2.2 million in 1994.
     Minimum rental commitments at December 31, 1996, under material, noncancelable leases for banking premises and general offices and equipment, were as follows ($ in thousands):

     Year ended                        Minimum Rental
    December 31,                         Commitment
    ------------                       --------------
        1997                                  $899
        1998                                   698
        1999                                   531
        2000                                   415
        2001                                   370
        2002-2010                            1,090

Legal Proceedings
     In January 1995, a judgment was rendered in a Mississippi trial court against the Corporation's subsidiary, Trustmark National Bank, in a case related to the placement of collateral protection insurance (CPI). The judgment awarded $500 thousand in actual damages (against the Bank and the insurance agent, jointly and severally) and $38 million in punitive damages. Upon reviewing motions to reduce the verdict filed by the Bank, the judge reduced the punitive damages from $38 million to $5 million. In September 1996, this specific CPI case was settled out of court under confidential terms. The effects of this settlement are included in the consolidated financial statements.
     There are 23 suits pending in federal court against the Corporation's subsidiary, Trustmark National Bank, relating to the placement of CPI on particular automobile and mobile home loans. On September 18, 1995, one of the suits was certified as a mandatory class action, with the class broadly defined to include all persons who financed an automobile (or other property) through Trustmark and whose loans were charged for CPI premiums. One of the CPI insurers, the CPI underwriter and the insurance agency are also defendants to the class action. All plaintiffs in pending suits are members of the mandatory class. On January 10, 1996, the federal court entered an order in the class action enjoining all other pending CPI-related lawsuits and enjoining all future CPI-related lawsuits. In November 1996, a proposed settlement, filed in United States District Court for the Southern District of Mississippi, received preliminary court approval. The proposed settlement, which includes a cash payment of $4 million, as well as forgiveness of uncollected CPI debts, is subject to final court approval. Notices of the settlement and of a hearing scheduled for April 14, 1997, at the United States Courthouse in Biloxi, Mississippi, were mailed on December 2, 1996 to approximately 8,000 borrowers. The effects of this proposed settlement are included in the consolidated financial statements.
     In addition, Trustmark is defendant in various other pending and threatened legal actions arising in the normal course of business. In the opinion of Management, and based on the advice of legal counsel, the ultimate resolution of these matters will not have a material effect on the Corporation's consolidated financial statements.

NOTE 11 - OFF-BALANCE SHEET INSTRUMENTS
     The Corporation makes commitments to extend credit and issues standby and commercial letters of credit in the normal course of business in order to fulfill the financing needs of its customers. The Corporation also engages in forward contracts in order to manage its own exposure to the risks of interest rate fluctuations.
     Commitments to extend credit are agreements to lend money to customers pursuant to certain specified conditions. Commitments generally have fixed expiration dates or other termination clauses. Since many of these commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Corporation applies the same credit policies and standards as it does in the lending process when making these commitments. The collateral obtained is based upon the assessed creditworthiness of the borrower.
     Standby and commercial letters of credit are conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party. Essentially, the same policies regarding credit risk and collateral which are followed in the lending process are used when issuing letters of credit.
     Forward contracts are agreements to purchase or sell securities or other money market instruments at a future specified date at a specified price or yield. Credit risk may arise from the possibility that counter parties may not have the ability to fulfill their commitments. Market risk arises from movements in interest rates and securities values. At December 31, 1996, obligations under forward contracts consist of commitments to sell mortgages originated or purchased by the Corporation in the secondary market at a future date. As of December 31, 1996, the Corporation's exposure under commitments to sell mortgages in the future is immaterial.
     The Corporation's maximum exposure to credit loss in the event of nonperformance by the other party for loan commitments and letters of credit is represented by the contractual or notional amount of those instruments. However, for forward contracts, the contractual or notional amounts do not represent the Corporation's actual exposure to credit loss at December 31, 1996, as represented below ($ in thousands):
                                                   Contractual or
                                                   Notional Amount
                                                -------------------
                                                  1996        1995
                                                -------     -------
Financial instruments whose contractual
   amounts represent credit risk:
     Loan commitments                           $728,166   $641,911
     Standby and commercial letters
       of credit written                          34,781     28,195
Financial instruments whose contractual or
   notional amounts exceed the amount of
     credit risk:
       Forward contracts                          73,465    163,855

NOTE 12 - STOCKHOLDERS' EQUITY
     The Corporation and the Bank are subject to minimum capital requirements which are administered by various Federal regulatory agencies. These capital requirements, as defined by federal guidelines, involve quantitative and qualitative measures of assets, liabilities and certain off-balance sheet instruments. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the financial statements of the Corporation and Bank.
     Management believes, as of December 31, 1996, that the Corporation and the Bank meet all capital adequacy requirements to which they are subject. At December 31, 1996, the most recent notification from the Office of the Comptroller of the Currency categorized the Bank as well capitalized. To be
categorized  as  well   capitalized,   the  Bank  must  maintain  minimum  total
risk-based, Tier 1 risk-based and Tier 1 leverage ratios as defined in applicable regulations as set forth in the table below. There are no conditions or events since the notification that Management believes have changed the Bank's category.
     The Corporation and the Bank's actual regulatory capital amounts and ratios are presented in the table below ($ in thousands):

                                                                                                    Minimum Regulatory
                                                          Actual             Minimum Regulatory      Provision to be
                                                     Regulatory Capital       Capital Required       Well Capitalized
                                                    -------------------      ------------------      -----------------
                                                     Amount       Ratio       Amount     Ratio        Amount    Ratio
                                                    --------     ------      ---------  -------      -----------------
At December 31, 1996:
       Total Capital (to Risk Weighted Assets)
            Trustmark Corporation                   $548,479     18.82%      $233,143    8.00%            N/A
            Trustmark National Bank                 $532,724     18.58%      $229,369    8.00%       $286,711   10.00%

       Tier 1 Capital (to Risk Weighted Assets)
            Trustmark Corporation                   $511,722     17.56%      $116,572    4.00%            N/A
            Trustmark National Bank                 $496,550     17.32%      $114,684    4.00%       $172,026    6.00%

       Tier 1 Capital (to Average Assets)
            Trustmark Corporation                   $511,722     10.16%      $201,447    4.00%            N/A
            Trustmark National Bank                 $496,550      9.89%      $200,857    4.00%       $251,071    5.00%

At December 31, 1995:
       Total Capital (to Risk Weighted Assets)
            Trustmark Corporation                   $498,164     17.69%      $225,322    8.00%            N/A
            Trustmark National Bank                 $479,798     17.17%      $223,613    8.00%       $279,517   10.00%

       Tier 1 Capital (to Risk Weighted Assets)
            Trustmark Corporation                   $462,627     16.43%      $112,661    4.00%            N/A
            Trustmark National Bank                 $444,524     15.90%      $111,807    4.00%       $167,710    6.00%

       Tier 1 Capital (to Average Assets)
            Trustmark Corporation                   $462,627      9.39%      $197,140    4.00%            N/A
            Trustmark National Bank                 $444,524      9.05%      $196,431    4.00%       $245,538    5.00%

     Dividends paid by the Corporation are substantially funded from dividends received from the bank. The Bank's regulators limit the amount of dividends that may be declared without prior approval. At December 31, 1996, approximately $142.6 million of undistributed earnings of the Bank included in consolidated surplus and retained earnings was available for future distribution to the Corporation as dividends without prior regulatory approval.

NOTE 13 - FAIR VALUES OF FINANCIAL INSTRUMENTS
     SFAS No. 107, "Disclosures about Fair Values of Financial Instruments," requires disclosure of financial instruments' fair values, as well as the methodology and significant assumptions used in estimating fair values. In cases where quoted market prices are not available, fair values are based on estimates using present value techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates for those assets or liabilities cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. The estimated fair value of financial instruments with immediate and shorter-term maturities (generally 90 days or less) is assumed to be the same as the recorded book value. All nonfinancial instruments, by definition, have been excluded from these disclosure requirements. Accordingly, the aggregate fair value amounts presented below do not represent the underlying value of the Corporation. The carrying amounts and estimated fair values of financial instruments for December 31, 1996 and 1995 are as follows ($ in thousands):


                                                1996                      1995
                                       ---------------------      ----------------------
                                       Carrying   Estimated       Carrying    Estimated
                                         Value    Fair Value        Value     Fair Value
                                       ---------  ----------      ---------   ----------
Financial Assets:
   Cash and short-term investments      $429,808    $429,808       $412,591     $412,591
   Trading account securities                102         102            226          226
   Securities available for sale         527,942     527,942        488,693      488,693
   Securities held to maturity         1,425,260   1,431,805      1,353,632    1,370,670
   Net loans                           2,571,573   2,580,802      2,510,091    2,514,973
   Mortgage Servicing Rights              22,808      33,863         17,358       31,080
Financial Liabilities:
   Deposits                            3,597,436   3,598,840      3,530,045    3,536,141
   Short-term liabilities                967,191     967,171        932,983      932,983


     The methodology and significant assumptions used in estimating the fair values presented above are as follows:

Cash and Short-term Investments
     The carrying amounts for cash and due from banks and short-term investments (federal funds sold and securities purchased under reverse repurchase agreements) approximate fair values due to the immediate and shorter-term maturities.

Securities
     Estimated fair values for trading account securities, securities available for sale and securities held to maturity are based on quoted market prices where available. If quoted market prices are not available, estimated fair values are based on quoted market prices of comparable instruments.

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

Mortgage Servicing Rights
     The estimated fair value of mortgage servicing rights is determined by discounting the expected future cash flows using current market rates. For purposes of evaluation and measuring fair value, mortgage servicing rights are stratified using the predominant risk characteristics of the underlying loans. These risk characteristics include loan type, maturity and interest rate.

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

NOTE 14 - TRUSTMARK CORPORATION (Parent Company Only) FINANCIAL INFORMATION ($ in thousands)
                                 BALANCE SHEETS
                                                        December 31,
                                                     ------------------
                                                      1996        1995
                                                     -------    -------
ASSETS
Investment in bank                                  $511,702   $468,062
Other assets                                          12,687     11,906
                                                     -------    -------
    TOTAL ASSETS                                    $524,389   $479,968
                                                     =======    =======


LIABILITIES AND STOCKHOLDERS' EQUITY
Accrued expenses                                        $205     $1,216
Stockholders' equity                                 524,184    478,752
                                                     -------    -------
    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY      $524,389   $479,968
                                                     =======    =======


                              STATEMENTS OF INCOME

                                                      Year Ended December 31,
                                                    ---------------------------
                                                     1996      1995       1994
                                                    ------    ------     ------
REVENUE
Dividends received from bank                       $17,513   $17,487    $14,178
Equity in undistributed earnings of subsidiaries    47,393    41,693     40,805
Other income                                           800       779      1,119
                                                    ------    ------     ------
                                                    65,706    59,959     56,102
EXPENSES                                               567       201      1,097
                                                    ------    ------     ------
NET INCOME                                         $65,139   $59,758    $55,005
                                                    ======    ======     ======


                            STATEMENTS OF CASH FLOWS

                                                        Year Ended December 31,
                                                     ----------------------------
                                                       1996       1995      1994
                                                     -------    -------   -------
OPERATING ACTIVITIES
Net income                                           $65,139    $59,758   $55,005
Adjustments to reconcile net income to net cash
     provided by operating activities:
        Increase in investment in subsidiaries       (47,393)   (41,693)  (40,805)
        Other                                           (630)      (298)      473
                                                     -------    -------   -------
NET CASH PROVIDED BY OPERATING ACTIVITIES             17,116     17,767    14,673
INVESTING ACTIVITIES
Cash paid in connection with business combination                          (1,105)
Purchases of securities available for sale              (733)      (234)     (567)
                                                     -------    -------   -------
NET CASH USED BY INVESTING ACTIVITIES                   (733)      (234)   (1,672)
FINANCING ACTIVITIES
Cash dividends-net cash used by financing activities (17,455)   (15,449)  (13,936)
                                                     -------    -------   -------
(Decrease) Increase in cash and cash equivalents      (1,072)     2,084      (935)
Cash and cash equivalents at beginning of year         2,457        373     1,308
                                                     -------    -------   -------
CASH AND CASH EQUIVALENTS AT END OF YEAR              $1,385     $2,457      $373
                                                     =======    =======   =======


     The Corporation paid income taxes of approximately $36.0 million in 1996 and $32.7 million in 1995 and 1994. No interest was paid by the parent company during the three years ended December 31, 1996.

                     Trustmark Corporation and Subsidiaries
                             Selected Financial Data
                                   (Unaudited)
                       ($ in Thousands Except Share Data)

                                                      Year Ended December 31,
                                      ------------------------------------------------------
                                        1996       1995        1994        1993        1992
                                      -------    -------     -------     -------     -------
Consolidated Statements of Income
    Total interest income            $358,063   $348,341    $315,449    $310,607    $310,626
    Total interest expense            161,267    161,545     124,290     116,770     138,369
                                      -------    -------     -------     -------     -------
    Net interest income               196,796    186,796     191,159     193,837     172,257
    Provision for loan losses           5,783      2,439       2,786      18,596      26,737
    Noninterest income                 66,974     59,467      48,670      47,898      45,583
    Noninterest expense               160,557    152,484     152,801     150,781     132,844
                                      -------    -------     -------     -------     -------
    Income before income taxes         97,430     91,340      84,242      72,358      58,259
    Income taxes                       32,291     31,582      29,237      20,106      17,490
                                      -------    -------     -------     -------     =======
    Net income                        $65,139    $59,758     $55,005     $52,252     $40,769
                                      =======    =======     =======     =======     =======

Per Share Data
    Net income per share                $1.87      $1.71       $1.58       $1.55       $1.23
                                        =====      =====       =====       =====       =====
    Cash dividends per share            $0.50      $0.44       $0.41       $0.37       $0.34
                                        =====      =====       =====       =====       =====


                                                       December 31,
                                    --------------------------------------------------------
                                      1996       1995        1994        1993        1992
                                    ---------  ---------   ---------   ---------   ---------
Consolidated Balance Sheets
   Total assets                    $5,193,684 $4,992,592  $4,763,365  $4,708,206  $4,346,985
   Securities - nontrading          1,953,202  1,842,325   1,862,351   1,980,566   1,718,635
   Net loans                        2,571,573  2,510,091   2,282,551   2,166,004   2,007,629
   Deposits                         3,597,436  3,530,045   3,449,229   3,428,781   3,431,383



                   Summary of Quarterly Results of Operations
                                   (Unaudited)
                       ($ in Thousands Except Share Data)

                                                1996
                            ---------------------------------------------------
                            March 31     June 30    September 30    December 31
                            --------     -------    ------------    -----------
Interest income              $89,203     $89,332       $90,306         $89,222
Net interest income           48,193      48,940        50,182          49,481
Provision for loan losses      2,144       1,364         1,190           1,085
Income before income taxes    23,646      24,852        26,206          22,726
Net income                    15,369      16,187        17,517          16,066
Net income per share            0.44        0.47          0.50            0.46

                                                1995
                            ---------------------------------------------------
                            March 31     June 30    September 30    December 31
                            --------     -------    ------------    -----------
Interest income              $83,659     $86,924       $88,819         $88,939
Net interest income           45,881      45,898        47,357          47,660
Provision for loan losses        563        (791)        1,183           1,484
Income before income taxes    20,914      22,613        24,549          23,264
Net income                    13,884      14,715        16,126          15,033
Net income per share            0.40        0.42          0.46            0.43

                     Trustmark Corporation and Subsidiaries
             Principal Markets and Prices of the Corporation's Stock

                  Dividends           Stock Prices
                     Per          -------------------
                    Share           High       Low
                   --------       --------   --------
   1996
-----------
1st Quarter          $.12           23 1/4     19 1/2
2nd Quarter           .12           24 3/4     21
3rd Quarter           .12           22 1/2     20
4th Quarter           .14           28         22

   1995
-----------
1st Quarter          $.1075         17 1/2     15
2nd Quarter           .1075         18 1/2     14 3/4
3rd Quarter           .1075         19 3/8     17
4th Quarter           .12           22 3/4     18


     The Corporation's common stock is listed for trading on the Nasdaq stock market as stock symbol TRMK.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
     The following discussion and analysis should be read in conjunction with the consolidated financial statements found elsewhere in this report.

FINANCIAL SUMMARY
     Trustmark Corporation's net income increased 9.0% in 1996 and was $65.1 million compared with $59.8 million in 1995 and $55.0 million in 1994. Net income per share for 1996 was $1.87 compared with $1.71 and $1.58 in 1995 and 1994, respectively. Contributing to the 1996 improvement was increased net interest income and noninterest income, along with controlled increases in noninterest expenses.
     At year end 1996, total assets increased 4.0% over 1995 to $5.194 billion, while stockholders' equity increased by 9.5% over 1995 and equaled $524.2 million. The return on average assets increased to 1.27% in 1996 from 1.23% in 1995 and 1.15% in 1994. The return on average equity in 1996 was 13.07% compared with 13.23% and 13.42% in 1995 and 1994, respectively. The decline in return on average equity during the three-year period presented results from a percentage growth of equity that exceeds the percentage growth in net income.

BUSINESS COMBINATIONS
     A strategic objective of the Corporation is to achieve asset growth through mergers and acquisitions. Management is continually evaluating new market areas in which to expand and provide its financial services.
     On September 6, 1996, the Corporation entered into a definitive agreement with First Corinth Corp.(FCC), a bank holding company located in Corinth, Mississippi, to merge FCC and its bank subsidiary, National Bank of Commerce of Corinth (NBC), with and into the Corporation. FCC and subsidiary have approximately $139 million in total assets. The transaction, which will be accounted for as a pooling of interests, is subject to the approval of the stockholders of FCC and regulatory authorities and is expected to be consummated during the first quarter of 1997.
     On October 7, 1994, First National Financial Corporation (FNFC) and its wholly-owned subsidiary, First National Bank of Vicksburg (FNBV), with assets of $278 million, were merged with the Corporation. All financial data of the Corporation reflect the business combination using the pooling of interests method of accounting as of the earliest period presented.

ASSET/LIABILITY MANAGEMENT AND LIQUIDITY
     A key objective of the Corporation's asset/liability management program is to quantify, monitor and control interest rate risk and to assist Management in maintaining stability in the net interest margin under varying interest rate environments. The Asset/Liability Committee monitors and adjusts the Corporation's exposure to interest rates, within specific policy guidelines, based on its analysis of current and expected market conditions. The primary tool utilized by this committee is an asset/liability modeling system used to evaluate exposure to interest rate risk and to project earnings and manage balance sheet growth. The

Asset/Liability Committees of both executive officers and the Board of Directors meet monthly to evaluate current and projected interest rate risk positions, as well as review the balance sheet composition.
     Another tool used to monitor the Corporation's overall interest rate sensitivity is a gap analysis. The table below represents the Corporation's 90 day and one year gap position as of December 31, 1996 ($ in thousands):

                                        Interest Sensitive Within
                                          90 days       One Year
                                        ----------    -----------
Total rate sensitive assets            $ 1,349,347    $ 2,062,490
Total rate sensitive liabilities         1,773,461      2,545,826
                                        ----------    -----------
Net gap                                $  (424,114)   $ (483,336)
                                        ==========    ===========

     The analysis indicates that the Corporation is in a negative gap position over the next three and twelve month time horizons. This position has been established in response to slightly falling interest rates. Management believes there is adequate flexibility to alter the overall rate sensitivity structure as necessary to minimize exposure to changes in interest rates should they occur.
     The Asset/Liability Committee establishes guidelines by which they monitor the current liquidity position to ensure adequate funding capacity. The Corporation's goal is to maintain an adequate liquidity position to compensate for expected and unexpected balance sheet fluctuations and to provide funds for growth. This is accomplished through the active management of both the asset and liability sides of the balance sheet and by maintaining accessibility to local, regional and national funding sources. The ability to maintain consistent earnings and adequate capital also enhances the Corporation's liquidity.

EARNING ASSETS
     The percentage of earning assets to total assets measures the effectiveness of Management's efforts to invest available funds into the most efficient and profitable uses. Earning assets at December 31, 1996 were $4.7 billion compared with $4.5 billion for December 31, 1995. During both periods this equaled slightly more than 90% of total assets. Loans are the single largest category of earning assets for the Corporation and produce the highest level of revenues. At December 31, 1996, total loans were $2.635 billion, an increase of $62.5 million, or 2.43%, from the $2.572 billion reported at December 31, 1995.
     Loans secured by real estate have increased $35.7 million during 1996 primarily in the area of construction and development. The Corporation's ability to provide quality service to construction borrowers is instrumental in the growth of residential construction and development loans. Commercial and industrial loans grew by $25.8 million during 1996, with increases shown in lending to the public utility and services industries.

     The Corporation continued its commitment to the growth of the mortgage servicing portfolio during 1996. The Corporation's strategy is to package and sell substantially all qualified one-to-four family residential mortgage loans that the Corporation has originated or purchased while retaining the right to service these mortgages. At December 31, 1996, the Corporation's volume of residential mortgage loan servicing was approximately $2.831 billion compared with $2.473 billion at the end of 1995. This increase of approximately $358 million can be attributed to the strong growth of loans purchased in the correspondent market and the continued emphasis on loans originated within the Corporation.
     The Corporation's conservative lending policies have produced consistently strong asset quality. A measure of asset quality in the financial institutions industry is the level of nonperforming assets. Nonperforming assets include nonperforming loans, consisting of nonaccrual and restructured loans, and other real estate as reflected in the table below ($ in thousands):

                                                      December 31,
                                                   ----------------
                                                     1996     1995
                                                   -------  -------
Loans accounted for on a nonaccrual basis          $ 8,390  $10,055
Other real estate (ORE)                              2,734    3,982
Loans past due 90 days or more & still accruing      2,407    1,810
                                                   -------  -------
Total nonperforming assets and
  loans past due 90 days or more                   $13,531  $15,847
                                                   =======  =======

Nonperforming assets/Total loans + ORE                .42%     .54%
                                                   =======  =======

     The Corporation's level of nonperforming assets and loans past due 90 days or more remains well controlled and continues to compare favorably to peer levels. At December 31, 1996, Management is not aware of any additional credits, other than those identified above, where serious doubts as to the repayment of principal and interest exist.
     The current level of the allowance for loan losses approximates 2.39% of total loans outstanding. The allowance for loan losses is maintained at a level that Management and the Board of Directors believe is adequate to absorb
estimated  losses  inherent  in  the  loan  portfolio,   plus  estimated  losses
associated with off-balance sheet credit instruments such as letters of credit and unfunded lines of credit. The adequacy of the allowance is reviewed quarterly by using the criteria specified in revised Banking Circular 201 as well as additional guidance provided by regulatory authorities. This analysis is presented to the Credit Policy Committee with subsequent review and approval by the Board of Directors. Because of the imprecision and subjectivity inherent in most estimates of expected credit losses, Management will continue to take a prudent approach in the evaluation of the allowance for loan losses.
     Net charge-offs totaled $4.8 million during 1996 compared with $5.5 million for the same period in 1995, resulting in a net charge-off ratio of .19% and
 .22%, respectively. Net charge-offs for 1995 contained a one-time charge of approximately $2.3 million from a specific line of business. The Corporation's level of net charge-offs for 1996 compares favorably to its peer group.

     The securities portfolio is utilized to provide a quality investment alternative for available funds as well as a stable source of interest income. At December 31, 1996, securities available for sale (AFS), with a carrying value of $527.9 million, and securities held to maturity (HTM), with a carrying value of $1.425 billion, combined to create a securities portfolio totaling $1.953 billion, an increase of $110.9 million or 6.02% from December 31, 1995. This growth has come primarily from the purchase of shorter term U. S. Government securities that have provided the Corporation a greater degree of liquidity in addition to providing additional collateral for pledging purposes. This liquidity will allow the Corporation to be flexible in assessing future investment opportunities. The purchases of U. S. Government securities have also reduced the historical average life of the portfolio from 2.93 years at the end of 1995 to 2.78 years at the end of 1996. Management continues to stress credit quality as one of the strategic goals of the securities portfolio. This is clearly visible as more than 88% of the portfolio is invested in U. S. Government and Agency securities.
     At December 31, 1996, securities AFS have a carrying value of $527.9 million and an amortized cost of $522.7 million. This compares with a carrying value of $488.7 million and an amortized cost of $479.8 million at December 31, 1995. At December 31, 1996, gross unrealized gains were $8.9 million on securities AFS while gross unrealized losses were $3.7 million. Net unrealized gains and losses are shown as a separate component of stockholders' equity, net of taxes and equaled $3.2 million at December 31, 1996.
     The carrying value of securities HTM was $1.425 billion at year end 1996 compared with $1.354 billion at year end 1995. The fair value of HTM securities at year end 1996 and 1995 was $1.432 billion and $1.371 billion, respectively. Gross unrealized gains were $13.4 million and gross unrealized losses were $6.9 million on securities HTM at year end 1996.
     Federal funds sold and securities purchased under reverse repurchase agreements were $92.7 million at year end 1996 and decreased by $20.9 million when compared with year end 1995. Market conditions and liquidity needs are the driving forces behind the use of federal funds sold and securities purchased under reverse repurchase agreements as short-term investment products.

DEPOSITS AND OTHER INTEREST-BEARING LIABILITIES
     Deposits originating within the communities served by the Bank are the primary source of funding for the Corporation's earning assets. Total deposits were $3.597 billion at year end 1996, an increase of $67.4 million, or 1.9%, over year end 1995 due primarily to growth in noninterest-bearing deposits. Noninterest-bearing deposits increased $59.0 million in 1996 over 1995, while interest-bearing deposits increased $8.4 million for the same period. The growth in interest-bearing deposits is a direct result of a special certificates of deposit program offered during 1996.
     Federal funds purchased were $201.9 million at year end 1996 and increased $126.3 million when compared with year end 1995. Because of weak deposit growth and a decrease in securities sold under repurchase agreements, the Corporation has utilized its upstream and downstream correspondent base to help supply liquidity when needed.

     Securities sold under repurchase agreements totaled $765.2 million at year end 1996, a decline of $92.1 million since year end 1995. Because it is primarily a temporary investment alternative for deposit customers, fluctuation in securities sold under repurchase agreements is common.

CONTINGENCIES
     Twenty-three suits are pending in federal court against the Corporation's subsidiary, Trustmark National Bank, relating to the placement of collateral protection insurance (CPI) on particular automobile and mobile home loans. On September 18, 1995, one of the suits was certified as a mandatory class action, with the class broadly defined to include all persons who financed an automobile (or other property) through Trustmark and whose loans were charged for CPI premiums. One of the CPI insurers, the CPI underwriter and the insurance agent are also defendants to the class action. All plaintiffs in pending suits are members of the mandatory class. On January 10, 1996, the federal court entered an order in the class action enjoining all other pending CPI-related lawsuits and enjoining all future CPI-related lawsuits. In November 1996, a proposed classwide settlement, filed in United States District Court for the Southern District of Mississippi, received preliminary court approval. The proposed settlement, which includes a cash payment of $4 million, as well as forgiveness of uncollected CPI debts, is subject to final court approval. Notices of the settlement and of a hearing scheduled for April 14, 1997, at the United States Courthouse in Biloxi, Mississippi, were mailed on December 2, 1996 to approximately 8,000 borrowers. The effects of this proposed settlement are included in the consolidated financial statements.

STOCKHOLDERS' EQUITY
     The Corporation and the Bank are subject to minimum capital requirements which are administered by various regulatory agencies. These capital requirements, as defined by federal guidelines, require that the Corporation and the Bank maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios. Management believes, at December 31, 1996, that the Corporation and the Bank meet all capital adequacy requirements to which they are subject. At December 31, 1996, the most recent notification from the Office of the Comptroller of the Currency categorized the Bank as well capitalized. The Corporation's and the Bank's actual, as well as minimum, regulatory capital amounts and ratios at December 31, 1996 are presented in the table below ($ in thousands):
                                              Actual        Minimum Regulatory
                                        Regulatory Capital   Capital Required
                                        ------------------  -----------------
                                         Amount     Ratio    Amount    Ratio
                                        --------   -------  --------  -------
Total Capital (to Risk Weighted Assets)
         Trustmark Corporation          $548,479    18.82%  $233,143    8.00%
         Trustmark National Bank        $532,724    18.58%  $229,369    8.00%

Tier 1 Capital (to Risk Weighted Assets)
         Trustmark Corporation          $511,722    17.56%  $116,572    4.00%
         Trustmark National Bank        $496,550    17.32%  $114,684    4.00%

Tier 1 Capital (to Average Assets)
         Trustmark Corporation          $511,722    10.16%  $201,447    4.00%
         Trustmark National Bank        $496,550     9.89%  $200,857    4.00%

     At December 31, 1996, the Corporation had stockholders' equity of $524.2 million, which contained a net unrealized gain on securities available for sale, net of taxes, of $3.2 million. This compares to total stockholders' equity at December 31, 1995 of $478.8 million, which contained a net unrealized gain on securities available for sale, net of taxes, of $5.5 million.
     Based on a dividend payout ratio of 26.74%, the Corporation retained 73.26% of its earnings during 1996, generating an internal capital growth rate of 9.57%. Dividends for 1996 were $.50 per share compared with $.44 per share for 1995 and $.41 for 1994. Book value for the Corporation's common stock was $15.01 at December 31, 1996, compared with the closing market price of $25.50.

NET INTEREST INCOME
     Net interest income (NII) is defined as the amount of interest income generated by earning assets reduced by the interest expense of funding those assets. NII is the principal source of income for the Corporation. Consequently, changes in the mix and volume of earning assets and interest-bearing liabilities, and their related yields and interest rates, have a major impact on earnings.
     For 1996, the Corporation's level of NII increased by $10.0 million, or 5.4%, when compared with 1995. The improvement in NII for 1996 was due to a higher volume of average earning assets producing an increase in interest income while the Corporation was able to maintain the costs of its funding sources.
     In 1996, average earning assets increased 4.8%. This was driven by a 9.5% increase in average securities and a 3.0% increase in average loans. While 1996 produced an increase in the volume of average earning assets, a slightly lower interest rate environment created a decline in the yield on average earning assets of 15 basis points. This combination resulted in an increase in total interest income of $9.7 million, or 2.8%, when comparing 1996 with 1995.
     Average interest-bearing liabilities grew 3.1% during 1996; however, average interest-bearing deposits increased by only 1.5% while average federal funds purchased and securities sold under repurchase agreements grew by 7.9%.
Since average interest-bearing deposits comprise nearly 75% of average interest-bearing liabilities, the small growth in this category combined with a 5 basis point decline in yield created only $240 thousand in increased interest expense on deposits during 1996. When this is combined with a decline of $518 thousand in interest expense on federal funds purchased and securities sold under repurchase agreements, total interest expense declined by $278 thousand during 1996.
     During 1995, the Corporation's level of NII dropped by 2.3% or $4.4 million when compared with 1994. This decline can be attributed to the Corporation's cost of funds increasing at a faster pace than its yield on earning assets.

     Average earning assets increased by 1.9% during 1995. During the same period, the yield on average earning assets increased by 59 basis points. This combination resulted in interest income generated by earning assets increasing $32.9 million or 10.4% when comparing 1995 and 1994. The primary contributor to this gain was interest and fees on loans, which increased 18.7%. This resulted from a 10.4% increase in average loan volume and a higher interest rate environment when comparing 1995 with 1994.
     During 1995, average interest-bearing liabilities increased by only 1.3% when compared with 1994. However, during the same period, the average rate paid increased by 79 basis points. As a result, during 1995 interest expenses generated by interest-bearing liabilities increased by $37.3 million or 30.0% when compared with 1994.
     The table below illustrates the changes in the net interest margin as a percentage of average earning assets for the periods shown:

                                               Year Ended
                                               December 31,
                                            ------------------
                                            1996   1995   1994
                                            ----   ----   ----
Yield on interest-earning assets-FTE        7.80%  7.95%  7.36%
Rate on interest-bearing liabilities        3.47%  3.64%  2.85%
                                            ----   ----   ----
Net interest margin-FTE                     4.33%  4.31%  4.51%
                                            ====   ====   ====

     The fully taxable equivalent (FTE) yield on tax-exempt income has been computed based on a 35% federal marginal tax rate for all periods shown. The Corporation will continue to take the necessary precautions to minimize exposure to changes in interest rates.

PROVISION FOR LOAN LOSSES
     The provision for loan losses reflects Management's assessment of the adequacy of the allowance for loan losses to absorb potential write-offs in the loan portfolio. Factors considered in the assessment include growth and composition of the loan portfolio, historical credit loss experience, current and anticipated economic conditions and changes in borrowers' financial positions. During 1996, the Corporation's provision for loan losses was $5.8 million compared with $2.4 million for 1995 and $2.8 million in 1994. The increase in the provision during 1996 can be attributed to Management's decision to raise the allowance for loan losses given the overall growth and composition of the loan portfolio.

NONINTEREST INCOME
     The Corporation stresses the importance of growth in noninterest income as one of its key long-term strategies. This was accomplished during 1996, as noninterest income, excluding securities gains, increased 13.0% when compared with 1995 and 33.6% when compared with 1994.
     The largest single category of noninterest income contributing to the increase in 1996 was other account charges, fees and commissions, which increased $4.4 million, or 17.9%, over 1995. The same would be true for 1995 as other account charges, fees and commissions increased by $4.6 million, or 22.8%, when compared with 1994. The major contributors to the growth in this category during these periods were fees generated from residential mortgage servicing, discount brokerage services, credit cards, ATMs and a variety of other fee producing products and services.
     Service charges for 1996 grew by $1.7 million, or 7.6%, when compared with 1995. This increase can be attributed to a reduction in the amount of waived service charges and a higher volume of consumer account activity. During 1995, service charges grew by $3.1 million, or 16.6%, due to Management's reevaluation of its service charge pricing.
     Trust service income increased by 8.9% in 1996 as the Bank continued to be one of the largest providers of asset management services in Mississippi. At December 31, 1996, the Bank had trust accounts with an asset market value of $5.0 billion.
     The increase in other income experienced during 1996 and 1995 can be attributed primarily to gains on the sale of mortgage loans in the secondary market.
     Gross securities gains of $106 thousand and gross securities losses of $86 thousand were realized during 1996 because of calls and dispositions of securities classified as available for sale. There were no sales of securities held to maturity during 1996. Gross securities gains of $93 thousand were realized on calls and other dispositions of these securities during that period.

NONINTEREST EXPENSE
     Another long-term strategy of the Corporation is to continue to provide quality service to customers within the context of economic discipline. The efficiency ratio, a key indicator of the control of noninterest expense and the growth of noninterest income, has improved in each of the past two years. For the year ended December 31, 1996, the efficiency ratio was 58.4% compared with 60.9% for 1995 and 62.0% for 1994.
     Salaries and employee benefits continue to comprise the largest portion of noninterest expenses and increased 5.1% when comparing 1996 with 1995 and 2.2% when comparing 1995 with 1994. The number of full-time equivalent employees totaled 2,247 at December 31, 1996, 2,208 at December 31, 1995 and 2,212 at December 31, 1994. The Corporation's success in controlling the size of its workforce can be attributed to Management's commitment to improving productivity through a strong investment in technology.
     The FDIC insurance assessment experienced major changes in both 1995 and 1996. During the third quarter of 1995, the Corporation received a refund of approximately $1.9 million from the FDIC as a result of the Bank Insurance Fund
(BIF) being overcapitalized. This, in effect, lowered the FDIC expense for 1995 from $6.2 million to $4.3 million. In addition, the FDIC assessment rate on BIF deposits declined from $.23 per $100 for the first three quarters of 1995 to $.04 per $100 for the fourth quarter of 1995. During 1996, the assessment rate on BIF deposits was zero. The rate on Savings Association Insurance Fund (SAIF) deposits remained at $.23 per $100 of assessable deposits for both 1995 and 1996. On September 30, 1996, legislation was enacted that allowed the FDIC to charge a special one-time assessment on SAIF assessable deposits in order to capitalize the SAIF. The Corporation has SAIF deposits resulting from assisted purchases through the Resolution Trust Corporation during the early 1990's. During the third quarter of 1996, the Corporation was charged a special assessment on these SAIF insured deposits of approximately $1.9 million. This increased the FDIC expense for 1996 from $900 thousand to $2.8 million. The BIF refund and the SAIF special assessment resulted in a decline of FDIC expense from $5.3 million to $1.5 million.
     Net occupancy expenses experienced only a modest increase of 1.4% during 1996 as the Corporation was successful in controlling its overhead expenses. Equipment expenses increased by 6.6% when compared with 1995 primarily from the increased cost of equipment rental. Equipment expenses dropped by 0.8% when comparing 1995 with 1994.
     Services and fees expense increased by 1.7% during 1996 due to increased expenses for advertising and communications. Services and fees increased by only 0.6% when comparing 1995 with 1994.
     The amortization of intangible assets increased 15.2% during 1996 compared with an increase of 4.8% during 1995. The amount of mortgages serviced increased 14.5% during 1996 and provided a larger base of mortgage servicing rights that began amortization during 1996. In addition, the Corporation adopted Statement of Financial Accounting Standards(SFAS) No. 122 in January 1996 which eliminated the distinction between purchased mortgage servicing rights and the mortgage servicing rights on loans originated by the Corporation. This resulted in an additional $1.6 million in originated mortgage servicing rights that began amortization in 1996.
     Increased fees related to the mortgage servicing portfolio combined with the Corporation's settlement of the legal proceedings associated with the placement of collateral protection insurance on automobile and mobile home loans contributed to the 13.8% increase in other expenses when comparing 1996 with 1995. When comparing 1995 with 1994, other expenses increased 1.0%. This can be traced to larger operational costs recorded during 1995 than in the same period in 1994.

INCOME TAXES
     In 1996, the Corporation's effective tax rate was 33.1% compared with 34.6% in 1995 and 34.7% in 1994. The effective tax rate for 1996 was lower than in the previous two years primarily due to the reversal of a liability for accrued state income taxes. This liability was reversed due to passage of legislation which effectively settled an ongoing dispute over the disallowance of interest expense to carry U. S. Government securities.

OFF-BALANCE SHEET INSTRUMENTS
     The Corporation's principal objective in issuing derivatives for purposes other than trading is asset/liability management. To achieve that objective, the Corporation enters into forward interest rate contracts involving commitments to sell mortgages originated or purchased by the Corporation. Interest rate forward contracts are commitments to either purchase or sell a financial instrument at a specific future date for a specified price and may be settled in cash or through delivery of the financial instrument. These contracts allow the Corporation to fix the interest rate at which it can offer mortgage loans to its customers or purchase mortgages from other financial institutions. Gains or losses on the sale of mortgages in the secondary market are recorded upon the sale of the mortgages and included in other income. Any decline in the market value of mortgages which are pending sale in the secondary market and are held by the Corporation at the end of a financial reporting period is recognized at that time. As of December 31, 1996, the Corporation's exposure under commitments to sell mortgages is immaterial. The remaining maturity on all forward interest rate contracts is less than one year.

OTHER REGULATORY MATTERS
     In June 1996, the Financial Accounting Standards Board issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities." SFAS No. 125 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishment of liabilities based on consistent application of a "financial-components approach" that focuses on control. The impact of SFAS No. 125, when adopted on January 1, 1997, on the Corporations's financial condition or results of operations will not be material.

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