Form 10-K, Exhibit 13
period 1997-12-31
TRUSTMARK CORP
filed 1998-03-26
CIK 36146

                                                                      Exhibit 13
                    Report of Independent Public Accountants

To the Board of Directors and Shareholders
Trustmark Corporation:

     We have audited the accompanying consolidated balance sheets of Trustmark Corporation (a Mississippi corporation) and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1997. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trustmark Corporation and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.

/s/  Arthur Andersen LLP
------------------------
     Arthur Andersen LLP


Jackson, Mississippi,
January 22, 1998.

Trustmark Corporation and Subsidiaries
Consolidated Balance Sheets
($ In Thousands)

                                                                December 31,
                                                         -----------------------
                                                            1997         1996
                                                         ----------   ----------
Assets
Cash and due from banks (noninterest-bearing)            $  292,555   $  337,090
Federal funds sold and securities purchased
    under reverse repurchase agreements                      70,786       92,718
Trading account securities                                       99          102
Securities available for sale (at fair value)               610,471      527,942
Securities held to maturity (fair value:
     $1,407,167 - 1997; $1,431,805 - 1996)                1,396,928    1,425,260
Loans                                                     2,983,655    2,634,573
Less allowance for loan losses                               64,100       63,000
                                                         ----------   ----------
     Net loans                                            2,919,555    2,571,573
Premises and equipment                                       67,958       61,535
Intangible assets                                            40,085       38,637
Other assets                                                146,721      138,827
                                                         ----------   ----------
     Total Assets                                        $5,545,158   $5,193,684
                                                         ==========   ==========



Liabilities
Deposits:
     Noninterest-bearing                                 $  898,679   $  826,137
     Interest-bearing                                     2,920,270    2,771,299
                                                         ----------   ----------
         Total deposits                                   3,818,949    3,597,436
Federal funds purchased                                     283,468      201,965
Securities sold under repurchase agreements                 665,232      765,226
Other short-term borrowings                                 140,058       66,352
Other liabilities                                            43,826       38,521
                                                         ----------   ----------
     Total Liabilities                                    4,951,533    4,669,500

Commitments and Contingencies

Stockholders' Equity Common stock, no par value:
     Authorized: 100,000,000 shares
     Issued and outstanding:  36,370,354 shares - 1997;
         34,910,683 shares - 1996                            15,154       14,546
Surplus                                                     246,768      244,578
Retained earnings                                           320,901      261,850
Net unrealized gain on securities available
       for sale, net of tax                                  10,802        3,210
                                                         ----------   ----------
     Total Stockholders' Equity                             593,625      524,184
                                                         ----------   ----------
     Total Liabilities and Stockholders' Equity          $5,545,158   $5,193,684
                                                         ==========   ==========



See notes to consolidated financial statements.

Trustmark Corporation and Subsidiaries
Consolidated Statements of Income
($ In Thousands Except Share Data)


                                                              Year Ended December 31,
                                                           ------------------------------
                                                             1997       1996       1995
                                                           --------   --------   --------
Interest Income
Interest and fees on loans                                 $247,604   $229,373   $225,645
Interest on securities:
     Taxable interest income                                119,879    119,044    109,994
     Interest income exempt from federal income taxes         5,834      5,354      5,887
Interest on federal funds sold and securities purchased
     under reverse repurchase agreements                      3,575      4,292      6,815
                                                           --------   --------   --------
     Total Interest Income                                  376,892    358,063    348,341

Interest Expense
Interest on deposits                                        120,873    112,614    112,374
Interest on federal funds purchased and securities
     sold under repurchase agreements                        47,236     48,653     49,171
Other interest expense                                        4,778      2,739      1,196
                                                           --------   --------   --------
     Total Interest Expense                                 172,887    164,006    162,741
                                                           --------   --------   --------
Net Interest Income                                         204,005    194,057    185,600
Provision for loan losses                                     4,682      5,783      2,439
                                                           --------   --------   --------

Net Interest Income After Provision
     for Loan Losses                                        199,323    188,274    183,161

Noninterest Income
Service charges on deposit accounts                          25,260     23,425     21,765
Other account charges, fees and commissions                  19,557     17,331     15,225
Mortgage servicing fees                                      13,253     11,925      9,592
Trust service income                                         12,401     10,102      9,275
Securities gains                                                549        113        323
Other income                                                  4,535      4,078      3,287
                                                           --------   --------   --------
     Total Noninterest Income                                75,555     66,974     59,467

Noninterest Expenses
Salaries and employee benefits                               85,920     77,890     74,107
Net occupancy-premises                                        9,748      9,353      9,220
Equipment expenses                                           12,822     12,522     11,750
Services and fees                                            22,574     20,996     20,636
Amortization of intangible assets                             9,341      8,372      7,266
Other expenses                                               27,510     28,685     28,309
                                                           --------   --------   --------
     Total Noninterest Expenses                             167,915    157,818    151,288
                                                           --------   --------   --------
Income Before Income Taxes                                  106,963     97,430     91,340
Income taxes                                                 35,899     32,291     31,582
                                                           --------   --------   --------
Net Income                                                 $ 71,064   $ 65,139   $ 59,758
                                                           ========   ========   ========

Earnings Per Share
     Basic                                                 $   1.95   $   1.87   $   1.71
                                                           ========   ========   ========
     Diluted                                               $   1.95   $   1.87   $   1.71
                                                           ========   ========   ========




See notes to consolidated financial statements

Trustmark Corporation and Subsidiaries
Consolidated Statements of Changes in Stockholders' Equity
($ In Thousands Except Share Data)

                                                                                                                    Unrealized
                                                                             Common                    Retained        Gains
                                                                  Total      Stock       Surplus       Earnings      (Losses)
                                                                --------     -------     --------      --------     ---------
Balance, January 1, 1995                                        $421,010     $14,546     $244,578     $ 169,857     $  (7,971)
Net income                                                        59,758                                 59,758
Cash dividends paid ($0.44 per share)                            (15,449)                               (15,449)
Net change in unrealized gains (losses) on
     securities available for sale, net of tax                    13,433                                               13,433
                                                                --------     -------     --------      --------     ---------
Balance, December 31, 1995                                       478,752      14,546      244,578       214,166         5,462
Net income                                                        65,139                                 65,139
Cash dividends paid ($0.50 per share)                            (17,455)                               (17,455)
Net change in unrealized gains (losses) on
     securities available for sale, net of tax                    (2,252)                                              (2,252)
                                                                --------     -------     --------      --------     ---------
Balance, December 31, 1996                                       524,184      14,546      244,578       261,850         3,210
Net income                                                        71,064                                 71,064
Cash dividends paid ($0.59 per share)                            (21,286)                               (21,286)
Issuance of 1,476,125 shares of common stock
     for immaterial pooling of interests business combination     13,348         615        3,460         9,273
Issuance of 205,746 shares of common stock
     for purchase business combination                             5,452          86        5,366
Repurchase and retirement of
     222,200 shares of common stock                               (6,729)        (93)      (6,636)
Net change in unrealized gains (losses) on
     securities available for sale, net of tax                     7,592                                                7,592
                                                                --------     -------     --------     ---------     ---------
Balance, December 31, 1997                                      $593,625     $15,154     $246,768     $ 320,901     $  10,802
                                                                ========     =======     ========     =========     =========

See notes to consolidated financial statements.

Trustmark Corporation and Subsidiaries
Consolidated Statements of Cash Flows
($ In Thousands)


                                                                                    Year Ended December 31,
                                                                             -----------------------------------
                                                                                1997         1996         1995
                                                                             ---------    ---------    ---------
Operating Activities
Net income                                                                   $  71,064    $  65,139    $  59,758
Adjustments to reconcile net income to net cash provided
     by operating activities:
        Provision for loan losses                                                4,682        5,783        2,439
        Provision for depreciation and amortization                             18,964       17,993       17,477
        Net accretion of securities                                               (236)      (4,316)      (4,614)
        Securities gains                                                          (549)        (113)        (323)
        Increase in intangible assets                                           (8,309)      (9,490)      (6,863)
        Decrease (increase) in deferred income taxes                             1,127       (2,206)      (1,628)
        Increase in other assets                                               (16,606)     (10,305)      (9,016)
        Increase in other liabilities                                            5,358       23,607        5,796
        Other                                                                    2,059       (2,184)        (782)
                                                                             ---------    ---------    ---------
Net cash provided by operating activities                                       77,554       83,908       62,244

Investing Activities
Proceeds from calls and maturities of securities available for sale             90,184      137,863      320,074
Proceeds from calls and maturities of securities held to maturity              213,784      197,880      150,321
Proceeds from sales of securities available for sale                           166,469      215,344      119,404
Purchases of securities available for sale                                    (323,119)    (392,145)    (462,147)
Purchases of securities held to maturity                                      (175,614)    (269,037)     (80,935)
Net decrease (increase) in federal funds sold and securities
     purchased under reverse repurchase agreements                              25,982       20,867       (7,854)
Net increase in loans                                                         (331,368)     (65,030)    (229,311)
Purchases of premises and equipment                                            (14,690)      (8,573)      (6,134)
Proceeds from sales of premises and equipment                                      478           40          182
Proceeds from sales of other real estate                                         2,084        2,369        2,808
Net assets assumed in immaterial pooling of interests business combination      13,348
Cash paid in business combination, net of cash equivalents
     of acquired bank                                                           (1,319)
                                                                             ---------    ---------    ---------
Net cash used by investing activities                                         (333,781)    (160,422)    (193,592)

Financing Activities
Net increase in deposits                                                       184,492       67,391       80,816
Net (decrease) increase in federal funds purchased and securities sold
     under repurchase agreements                                               (18,491)      34,208       81,945
Net increase in short term borrowings                                           73,706       30,454        2,928
Cash dividends                                                                 (21,286)     (17,455)     (15,449)
Common stock purchased and retired                                              (6,729)
                                                                             ---------    ---------    ---------
Net cash provided by financing activities                                      211,692      114,598      150,240
                                                                             ---------    ---------    ---------
(Decrease) increase in cash and cash equivalents                               (44,535)      38,084       18,892
Cash and cash equivalents at beginning of year                                 337,090      299,006      280,114
                                                                             ---------    ---------    ---------
Cash and cash equivalents at end of year                                     $ 292,555    $ 337,090    $ 299,006
                                                                             =========    =========    =========

See notes to consolidated financial statements

NOTE 1 - BUSINESS, BASIS OF FINANCIAL STATEMENT PRESENTATION,
         ACCOUNTING POLICIES AND RECENT PRONOUNCEMENTS

BUSINESS
     Trustmark Corporation (the Corporation), through Trustmark National Bank (the Bank), its wholly-owned subsidiary, provides a broad array of financial products and services primarily to customers in Mississippi. The Bank's principal activities include retail and commercial banking, indirect and real estate lending, investment services and trust services. The Corporation and Bank are subject to the regulations of federal agencies which perform periodic examinations.

BASIS OF FINANCIAL STATEMENT PRESENTATION
     The consolidated financial statements include the amounts of the Corporation, the Bank, and the Bank's wholly-owned subsidiary, Trustmark Financial Services, Inc. All intercompany accounts and transactions have been eliminated in consolidation.
     The consolidated financial statements have been prepared in conformity with generally accepted accounting principles. Management is required to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

ACCOUNTING POLICIES

Trading Account Securities
     Trading account securities are held for resale in anticipation of short-term market movements. Trading account securities, consisting primarily of debt securities, are carried at fair value. Gains and losses, both realized and unrealized, are classified as other income.

Securities Available for Sale and Held to Maturity
     Management determines the appropriate classification of securities at the time of purchase. Securities are classified as held to maturity when the Corporation has the intent and ability to hold the security to maturity. Securities held to maturity are stated at amortized cost.
     Securities not classified as held to maturity are classified as available for sale and are stated at fair value. Unrealized gains and losses, net of tax, on these securities are recorded as a separate component of stockholders' equity.
     The amortized cost of securities available for sale and held to maturity is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion is included in interest income on securities. The specific identification method is used to determine realized gains and losses on sales of securities, which are reported as securities gains(losses) in noninterest income.

Loans
     Loans are stated at the amount of unpaid principal, reduced by an allowance for loan losses. Interest on loans is accrued and recorded as interest income based on the outstanding principal balance.

     Generally, a loan is classified as nonaccrual and the accrual of interest on such loan is discontinued when the contractual payment of principal or interest has become 90 days past due or Management has serious doubts about further collectibility of principal or interest, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on nonaccrual status, unpaid interest credited to income in the current and prior years is reversed against interest income. Interest received on nonaccrual loans is applied against principal. Loans are restored to accrual status when the obligation is brought current or has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

Allowance for Loan Losses
     The allowance for loan losses is established through provisions for loan losses charged against earnings. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance.
     The allowance for loan losses is maintained at a level believed adequate by Management to absorb estimated probable loan losses. Management's periodic evaluation of the adequacy of the allowance is based on the Corporation's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay (including the timing of future payments), the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions, and other relevant factors. This evaluation is inherently subjective as it requires material estimates, including the amounts and timing of future cash flows expected to be received on impaired loans, that may be susceptible to significant change.

Premises and Equipment
     Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is charged to expense over the estimated useful lives of the assets. Leasehold improvements are amortized over the terms of the respective leases or the estimated useful lives of the improvements, whichever is shorter. Depreciation and amortization expenses are computed using the straight-line and accelerated methods.

Intangible Assets
     Core deposit intangibles represent the net present value of the future economic benefits related to the use of deposits purchased and are amortized on a straight-line basis up to 15 years. At December 31, 1997 and 1996, net core deposit intangibles totaled $14.3 million and $15.8 million, respectively. Mortgage servicing rights represent the cost of the right to receive future servicing income.

     Mortgage servicing rights are amortized using an accelerated method over the estimated lives of the related mortgage loans. Periodically the Corporation evaluates the carrying value of its mortgage servicing rights by analyzing the discounted cash flows of such assets under current market conditions. At December 31, 1997 and 1996, net mortgage servicing rights totaled $25.8 million and $22.8 million, respectively.

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

Income Taxes
     The Corporation accounts for deferred income taxes using the asset and liability method. Deferred tax assets and liabilities are based on the temporary differences between the financial statement carrying amounts and tax bases of the Corporation's assets and liabilities. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled.

Derivative Financial Instruments
     Derivatives  are used to hedge  interest  rate  exposures by modifying  the interest rate characteristics of specific balance sheet instruments. The Corporation regularly enters into certain derivative financial instruments, forward interest rate contracts, as part of its normal asset/liability management strategies. At December 31, 1997, the Corporation's obligations under forward contracts consist of commitments to sell mortgage loans originated and/or purchased, in the secondary market at a future date. These obligations are entered into by the Corporation in order to fix the Draft 5-(2/6/98) interest rate at which it can offer mortgage loans to its customers or purchase mortgage loans from other financial institutions. Realized gains and losses on forward contracts and the sale of mortgage loans in the secondary market are recorded upon the sale of the mortgages and included in other income. Any decline in market value of mortgages held for sale by the Corporation at the end of a financial reporting period is recognized at that time.

Statements of Cash Flows
     For purposes of reporting cash flows, cash and cash equivalents include cash on hand and amounts due from banks.
     The Corporation paid income taxes approximating $34.5 million in 1997, $36.0 million in 1996 and $32.7 million in 1995. Interest paid on deposit liabilities and other borrowings approximated $166.2 million in 1997, $163.7 million in 1996 and $159.3 million in 1995. For the years ended December 31, 1997, 1996 and 1995, noncash transfers from loans to foreclosed properties were $1.7 million, $1.5 million and $3.0 million, respectively.

Per Share Data
     In February 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share." SFAS No. 128 established standards for computing and presenting earnings per share (EPS) and applies to entities with publicly held common stock or potential common stock. This statement replaces the presentation of primary EPS with a presentation of basic EPS and requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures. The Corporation has adopted this statement effective December 31, 1997 and restated all prior period per share data to conform with this statement. This restatement had no effect on prior period per share data.
     Basic EPS was computed by dividing net income by the weighted average shares of common stock outstanding, 36,384,463 in 1997 and 34,910,683 in 1996 and 1995. Diluted EPS for 1997 was computed by dividing net income by the sum of the weighted average shares of common stock outstanding and for the effect of stock options issued in 1997. The effect of the stock options was to increase the weighted average number of shares by 8,438, for computing diluted EPS. For 1996 and 1995, the weighted average shares outstanding were the same for computing basic and diluted EPS because the Corporation did not have any dilutive securities outstanding.

Reclassifications
     Certain reclassifications have been made to the 1996 and 1995 financial statements to conform to the 1997 method of presentation.

RECENT PRONOUNCEMENTS
     Effective January 1, 1997, the Corporation adopted the provisions of SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" as amended Draft 5-(2/6/98) by SFAS No. 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125." SFAS No. 125 establishes accounting and reporting standards for transfers and servicing of financial assets and extinguishment of liabilities. It further requires that an entity recognize the financial and servicing assets it controls and the liabilities it has incurred, derecognize financial assets when control has been surrendered, and derecognize liabilities when extinguished. Consistent standards are provided by this statement for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. This statement, as amended, was effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, and is effective after December 31, 1997, for repurchase agreements, dollar-roll agreements, securities lending, and similar transactions. The effect of this statement, as amended, was not material to the Corporation's consolidated financial statements. The adoption of the provisions delayed by SFAS No. 127 also will not have a material impact on the Corporation's consolidated financial statements.
     In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." This statement establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general purpose financial statements. This statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The statement is effective for fiscal years beginning after December 15, 1997. Management intends to comply with this standard in 1998.
     In June 1997, the FASB issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." This statement establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. This statement is effective for fiscal years beginning after December 15, 1997. Management intends to comply with this standard in 1998.

NOTE 2 - BUSINESS COMBINATIONS
     On September 19, 1997, Perry County Bank (PCB) in New Augusta, Mississippi was merged with the Corporation and accounted for as a purchase business combination. The stockholders of PCB received approximately 206 thousand shares of the Corporation's common stock and $3.5 million cash. The Corporation received assets of $43.3 million and assumed liabilities of $37 million. Excess cost over net assets acquired equaled $2.7 million and has been allocated to core deposits. The results of operations, which are not material, have been included in the financial statements from the merger date.
     On February 28, 1997, the Corporation completed its merger with First Corinth Corporation (FCC) and its subsidiary, National Bank of Commerce of Corinth (NBC). The Corporation issued approximately 1.5 million shares of common stock in the merger which was accounted for as a pooling of interests business combination. As a result of this transaction, the Corporation has restated its financial statements to include FCC and NBC as of January 1, 1997. Prior years' financial statements were not restated as the changes would have been immaterial.
     On September 9, 1997, the Corporation entered into a definitive agreement to acquire Smith County Bank (SCB), in Taylorsville, Mississippi with approximately $97 million in total assets. Under the terms of the agreement, the Corporation will exchange approximately 363 thousand shares of common stock for all the issued and outstanding shares of SCB. The transaction, which will be accounted for as a purchase business combination, is subject to the approval of the stockholders of SCB and regulatory authorities and is expected to be completed during the first quarter of 1998.

NOTE 3 - CASH AND DUE FROM BANKS
     The Corporation is required to maintain average reserve balances with the Federal Reserve Bank based on a percentage of deposits. The average amount of those reserves for the year ended December 31, 1997, was approximately $7.1 million.

NOTE 4 -  SECURITIES  AVAILABLE  FOR SALE AND HELD TO MATURITY
     A summary of the amortized cost and estimated fair value of securities available for sale and held to maturity at December 31, 1997 and 1996 follows ($ in thousands):

                                               Securities Available for Sale                     Securities Held to Maturity
                                        ---------------------------------------------   --------------------------------------------
                                                     Gross      Gross     Estimated                 Gross      Gross      Estimated
                                       Amortized Unrealized  Unrealized     Fair       Amortized  Unrealized  Unrealized    Fair
                                          Cost      Gains     (Losses)     Value         Cost        Gains     (Losses)     Value
1997                                   --------- ----------  ----------  -----------   ---------- ----------  ----------  ----------
U.S. Treasury and other U.S.
    Government agencies                $ 480,965 $    6,197  $    (912)  $   486,250   $  221,929 $    1,621  $    (243)  $  223,307
Obligations of states and political
    subdivisions                                                                          230,642      7,319     (1,257)     236,704
Debt securities of foreign governments                                                        100                                100
Mortgage-backed securities                97,853        334       (211)       97,976      944,257      5,843     (3,044)     947,056
Other securities                          14,159     12,213       (127)       26,245
                                       --------- ----------  ----------  -----------   ---------- ----------  ----------  ----------
           Total                       $ 592,977 $   18,744  $  (1,250)  $   610,471   $1,396,928 $   14,783  $  (4,544)  $1,407,167
                                       ========= ==========  ==========  ===========   ========== ==========  ==========  ==========

1996
U.S. Treasury and other U.S.
    Government agencies                $ 469,396 $      651  $  (3,484)  $   466,563   $  267,636 $    1,359  $    (878)  $  268,117
Obligations of states and political
    subdivisions                                                                          220,073      5,469     (1,315)     224,227
Debt securities of foreign governments                                                        100                                100
Mortgage-backed securities                39,536        299       (187)       39,648      937,451      6,575     (4,665)     939,361
Other securities                          13,813      7,918                   21,731
                                       --------- ----------  ----------  -----------   ---------- ----------  ----------  ----------
           Total                       $ 522,745 $    8,868  $  (3,671)  $   527,942   $1,425,260 $   13,403  $  (6,858)  $1,431,805
                                       ========= ==========  ==========  ===========   ========== ==========  ==========  ==========

     The amortized cost and estimated fair value of securities available for sale and held to maturity at December 31, 1997, by contractual maturity, are shown below ($ in thousands). Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                    Securities                 Securities
                                                 Available for Sale         Held to Maturity
                                                --------------------       -----------------------
                                                           Estimated                    Estimated
                                               Amortized      Fair         Amortized      Fair
                                                   Cost      Value            Cost        Value
                                               ---------   ---------       ----------   ----------
Due in one year or less                        $  84,504   $  84,212       $   94,288   $   94,306
Due after one year through five years            396,461     402,038          238,778      241,570
Due after five years through ten years                                         86,425       89,140
Due after ten years                               14,159      26,245           33,180       35,095
                                               ---------   ---------       ----------   ----------
                                                 495,124     512,495          452,671      460,111
Mortgage-backed securities                        97,853      97,976          944,257      947,056
                                               ---------   ---------       ----------   ----------
     Total                                     $ 592,977   $ 610,471       $1,396,928   $1,407,167
                                               =========   =========       ==========   ==========

     Gross gains and losses as a result of calls and dispositions of securities available for sale were $640 thousand and $97 thousand, respectively, in 1997, $106 thousand and $86 thousand, respectively, in 1996 and $1.4 million and $1.3 million, respectively, in 1995.
     During 1997, 1996 and 1995, there were no sales of securities held to maturity. Gross gains of $6 thousand, $93 thousand and $217 thousand were realized on calls and other dispositions of these securities during 1997, 1996 and 1995, respectively.
     Securities with a carrying value of $1.82 billion and $1.76 billion at December 31, 1997 and 1996, respectively, were pledged to collateralize public deposits, securities sold under agreements to repurchase, and for other purposes as required or permitted by law.

NOTE 5 - LOANS
     At December 31, 1997 and 1996, loans consisted of the following ($ in thousands):
                                                         1997           1996
                                                     -----------    -----------
Real estate loans:
     Construction and land development               $   195,728    $   168,650
     Secured by 1-4 family residential properties        699,486        543,661
     Secured by nonfarm, nonresidential properties       446,492        398,350
     Other                                                70,592         73,229
Loans to finance agricultural production                  38,466         33,950
Commercial and industrial                                702,361        642,758
Loans to individuals for personal expenditures           701,132        645,829
Obligations of states and political subdivisions          79,178         84,918
Loans for purchasing or carrying securities               17,622         20,469
Other loans                                               32,598         22,759
                                                     -----------    -----------
     Loans                                             2,983,655      2,634,573
     Allowance for loan losses                           (64,100)       (63,000)
                                                     -----------    -----------
         Net loans                                   $ 2,919,555    $ 2,571,573
                                                     ===========    ===========


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

Balance at January 1, 1997                            $  59,056
New loans                                               252,506
Repayments                                             (248,017)
                                                      =========
Balance at December 31, 1997                          $  63,545
                                                      =========

     Changes in the allowance for loan losses were as follows ($ in thousands):

                                                   1997       1996       1995
                                                 ========   ========   ========
Balance at January 1                             $ 63,000   $ 62,000   $ 65,014
Provision charged to expense                        4,682      5,783      2,439
Loans charged off                                  (8,960)    (9,272)    (9,490)
Recoveries                                          4,034      4,489      4,037
Allowance applicable to loans of acquired banks     1,344
                                                 --------   --------   --------
Balance at December 31                           $ 64,100   $ 63,000   $ 62,000
                                                 ========   ========   ========

     At December 31, 1997, nonaccrual loans equaled $14.2 million, of which $11 million were considered impaired and have been written down to their net realizable value. The average carrying amount of impaired loans during 1997 was approximately $9.9 million. The interest income recognized on impaired loans in 1997 and the foregone interest on nonaccrual loans was immaterial.

NOTE 6 - PREMISES AND EQUIPMENT
     Premises and equipment are summarized as follows ($ in thousands):

                                                          December 31,
                                                       -------------------
                                                         1997       1996
                                                       --------   --------
Land                                                   $ 12,070   $ 11,132
Buildings and leasehold improvements                     81,486     74,650
Furniture and equipment                                  70,057     69,115
                                                       --------   --------
                                                        163,613    154,897
Less accumulated depreciation and amortization           95,655     93,362
                                                       --------   --------
     Premises and equipment                            $ 67,958   $ 61,535
                                                       ========   ========

NOTE 7 - SECURITIES SOLD UNDER  REPURCHASE  AGREEMENTS
     At  December  31,  1997,  the  carrying  values of  securities  sold  under
repurchase   agreements,   by  contractual  maturity,  are  shown  below  ($  in
thousands):

                                                Carrying
                                                  Value
                                                --------
Demand                                          $295,338
In one day                                       162,085
Term up to 30 days                                42,067
Term of 30 to 90 days                             62,844
Term of 90 days and over                         102,898
                                                --------
   Total                                        $665,232
                                                ========

     The weighted average interest rate for these repurchase agreements was 5.59% at December 31, 1997. The repurchase agreements are collateralized by specific U. S. Treasury and other U. S. Government agency securities with carrying values of approximately $675.8 million and fair values of approximately $678.8 million.

NOTE 8 - INCOME TAXES
     The income tax provision included in the statements of income is as follows ($ in thousands):
                                                   1997       1996       1995
                                                 --------   --------   --------
Current:
      Federal                                    $ 32,076   $ 31,767   $ 30,262
      State                                         2,696      2,730      2,948
Deferred:
      Federal                                       1,038     (1,879)    (1,586)
      State                                            89       (327)       (42)
                                                 --------   --------   --------
          Income tax provision                   $ 35,899   $ 32,291   $ 31,582
                                                 ========   ========   ========

     The income tax provision differs from the amount computed by applying the statutory federal income tax rate of 35% to income before income taxes as a result of the following ($ in thousands):
                                                 1997        1996        1995
                                               --------    --------    --------
Income tax computed at statutory tax rate      $ 37,437    $ 34,101    $ 31,969
Tax exempt interest                              (3,702)     (3,103)     (3,111)
Nondeductible interest expense                      536         470         565
State income taxes, net                           2,785       2,403       2,906
Other                                            (1,157)     (1,580)       (747)
                                               --------    --------    --------
          Income tax provision                 $ 35,899    $ 32,291    $ 31,582
                                               ========    ========    ========

     Temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities give rise to the following net deferred tax asset, which is included in other assets ($ in thousands):

                                                             1997        1996
Deferred Tax Assets:                                       --------    --------
     Allowance for loan losses                             $ 24,321    $ 23,854
     Deferred compensation                                    4,207       3,793
     Capitalized mortgage servicing costs                     1,114       1,186
     Core deposit intangibles                                 1,837       1,596
     Other                                                    2,394       4,219
                                                           --------    --------
           Total gross deferred tax asset                    33,873      34,648

Deferred Tax Liabilities:
     Unrealized securities gains                             (6,691)     (1,988)
     Pension plan                                            (1,911)     (1,814)
     Discount accretion on securities                          (878)     (1,042)
     Accelerated depreciation and amortization                 (458)       (465)
     Other                                                     (608)       (406)
                                                           --------    --------
           Total gross deferred tax liability               (10,546)     (5,715)
                                                           --------    --------
              Net deferred tax asset                       $ 23,327    $ 28,933
                                                           ========    ========

     The Corporation has evaluated the need for a valuation allowance and, based on the weight of the available evidence, has determined that it is more likely than not that all deferred tax assets will be realized.
     The income tax provision included $210 thousand in 1997, $43 thousand in 1996 and $124 thousand in 1995 resulting from securities transactions.

NOTE 9 - EMPLOYEE BENEFIT PLANS

Pension Plan
     The Corporation maintains a defined noncontributory pension plan which covers substantially all employees with more than one year of service. The plan provides pension benefits that are based on the length of credited service and final average compensation as defined in the plan. The Corporation's policy is to fund amounts allowable for federal income tax purposes. The following table sets forth the funded status of the Corporation's defined noncontributory pension plan and the amounts recognized in the consolidated balance sheets at December 31, 1997 and 1996 ($ in thousands):

                                                                       1997        1996
                                                                    --------    --------
Actuarial present value of accumulated plan benefits:
     Vested                                                         $ 32,353    $ 29,685
     Nonvested                                                           518         609
                                                                    --------    --------
            Total                                                   $ 32,871    $ 30,294
                                                                    ========    ========

Projected benefit obligation                                        $(42,650)   $(38,836)
Plan assets at fair value - primarily listed stocks, pooled funds
      and fixed income securities                                     57,749      43,448
                                                                    --------    --------
Plan assets in excess of projected benefit obligation                 15,099       4,612
Unrecognized net (gain) from past experience different from
      that assumed                                                   (10,513)     (1,549)
Unrecognized net assets being amortized over 15 years                 (1,667)     (2,031)
Unrecognized prior service cost                                        2,092       2,354
Contributions after measurement date                                               1,358
                                                                    --------    --------
Prepaid pension assets recorded in balance sheets                   $  5,011    $  4,744
                                                                    ========    ========


     Net pension costs included the following components ($ in thousands):

                                                     1997        1996       1995
                                                   --------    --------    --------
Service cost - benefits earned during the period   $  2,892    $  2,776    $  2,537
Interest cost on projected benefit obligation         2,860       2,549       2,249
Actual return on assets                             (12,299)     (5,570)     (6,278)
Net amortization and deferral                         8,474       2,233       3,550
                                                   --------    --------    --------
Net pension costs                                  $  1,927    $  1,988    $  2,058
                                                   ========    ========    ========

     The weighted average discount rate used in determining the actuarial present value of the projected benefit obligation was 7.5%. The rate of increase in future compensation was 4%. The expected long-term rate of return on plan assets was 8.5%.
     The Corporation does not provide any significant post-retirement or post-retirement benefits to its employees other than pension benefits.

Defined Contribution Plans
     Effective January 1, 1997, the Corporation converted its profit sharing plan into an employee stock ownership plan which covers substantially all employees with more than one year of service. The contributions made to these plans are at the Board of Directors' discretion and were $2.2 million in 1997, $2.2 million in 1996 and $1.9 million in 1995.
      Also, the Corporation provides its employees with a self directed 401(k) retirement plan that allows an employee to defer the greater of 15% of base pay or $7,000. The Corporation does not contribute to this plan.

Deferred Compensation Plan
     The Corporation provides a deferred compensation plan covering its directors and key executives and senior officers. Participants of the deferred compensation plan can defer a portion of their compensation for payment after retirement. Life insurance contracts have been purchased which may be used to fund payments under the plan. Expenses related to this plan were $747 thousand in 1997, $601 thousand in 1996 and $1.3 million in 1995.

Long Term Incentive Plan
     During 1997, the Corporation adopted an incentive stock plan which includes the granting of incentive stock options and nonqualified stock options. Stock options are granted at a price equal to the market value of the stock at the date of grant and are exercisable for a period not to exceed ten years from the date of grant. The maximum number of shares that could be granted under this plan is 3.5 million shares.
     The Corporation granted stock options for 86,000 shares of common stock during 1997 at an average market price of $26.35. At December 31, 1997, options to purchase 28,000 shares of common stock were exercisable at an average price of $24.88.
     The Corporation accounts for the incentive stock plan under Accounting Principles Board Opinion No. 25, under which no compensation cost has been recognized. For 1997, had compensation expense been recognized consistent with SFAS No. 123, "Accounting for Stock-Based Compensation, " pro forma net income would have been $70.8 million while pro forma basic and diluted EPS would have been $1.95.

NOTE 10 - COMMITMENTS AND CONTINGENCIES
Lease Commitments
     The Corporation currently has lease commitments for banking premises and general offices and equipment which expire from 1998 to 2026. The majority of these commitments contain renewal options which extend the base lease from 5 to 20 years. Rental expense approximated $3.0 million in 1997, $2.8 million in 1996 and $2.4 million in 1995.

     Minimum  rental   commitments  at  December  31,  1997,   under   material,
noncancelable leases for banking premises and general offices and equipment, were as follows ($ in thousands):

     Year ended                        Minimum Rental
    December 31,                         Commitment
    ------------                       --------------
        1998                              $    877
        1999                                   668
        2000                                   493
        2001                                   410
        2002                                   359
        Thereafter                           1,741

Legal Proceedings
     The Corporation and its subsidiaries are parties to lawsuits and other claims that arise in the ordinary course of business; some of the lawsuits assert claims related to the lending, collection, servicing, investment, trust and other business activities of Trustmark National Bank; and some of the lawsuits allege substantial claims for damages. The cases are being vigorously contested. In the regular course of business, Management evaluates estimated losses or costs related to litigation, and provision is made for anticipated losses whenever Management believes that such losses are probable and can be reasonably estimated. At the present time, Management believes, based on the advice of legal counsel, that the final resolution of pending legal proceedings will not have a material impact on the Corporation's consolidated financial position or results of operations.

NOTE 11 - OFF-BALANCE SHEET INSTRUMENTS
     The Corporation makes commitments to extend credit and issues standby and commercial letters of credit in the normal course of business in order to fulfill the financing needs of its customers. The Corporation also engages in forward contracts in order to manage its own exposure to the risks of interest rate fluctuations.
     Commitments to extend credit are agreements to lend money to customers pursuant to certain specified conditions. Commitments generally have fixed expiration dates or other termination clauses. Since many of these commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Corporation applies the same credit policies and standards as it does in the lending process when making these commitments. The collateral obtained is based upon the assessed creditworthiness of the borrower.
     Standby and commercial letters of credit are conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party. Essentially, the same policies regarding credit risk and collateral which are followed in the lending process are used when issuing letters of credit.
     Forward contracts, a type of derivative financial instrument, are agreements to purchase or sell securities or other money market instruments at a future specified date at a specified price or yield. As of December 31, 1997, the Corporation's exposure under forward contracts represents commitments to sell mortgages in the future and is immaterial.

     The Corporation's maximum exposure to credit loss in the event of nonperformance by the other party for loan commitments and letters of credit is represented by the contractual or notional amount of those instruments. However, for forward contracts, the contractual or notional amounts do not represent the
Corporation's   actual  exposure  to  credit  loss  at  December  31,  1997,  as represented below ($ in thousands):
                                                     Contractual or
                                                    Notional Amount
                                                  -------------------
                                                    1997       1996
Financial instruments whose contractual           --------   --------
  amounts represent credit risk:
    Loan commitments                              $795,444   $728,166
    Standby and commercial letters
      of credit written                             33,823     34,781
Financial instruments whose contractual or
   notional amounts exceed the amount of
     credit risk:
       Forward contracts                            82,675     73,465

NOTE 12 - STOCKHOLDERS' EQUITY
     The Corporation and the Bank are subject to minimum capital requirements which are administered by various Federal regulatory agencies. These capital requirements, as defined by federal guidelines, involve quantitative and qualitative measures of assets, liabilities and certain off-balance sheet instruments. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the financial statements of the Corporation and Bank.
     Management believes, as of December 31, 1997, that the Corporation and the Bank meet all capital adequacy requirements to which they are subject. At December 31, 1997, the most recent notification from the Office of the Comptroller of the Currency (OCC) categorized the Bank as well capitalized. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios (defined in applicable regulations) as set forth in the table below. There are no significant conditions or events that have occurred since the OCC's notification that Management believes has affected the Bank's present classification.

     The Corporation's and the Bank's actual regulatory capital amounts and ratios are presented in the table below ($ in thousands):

                                                                                                       Minimum Regulatory
                                                             Actual            Minimum Regulatory      Provision to be
                                                       Regulatory Capital       Capital Required       Well Capitalized
                                                       ------------------      ------------------      ------------------
                                                        Amount     Ratio        Amount      Ratio       Amount     Ratio
                                                       --------    ------      --------     -----      --------    ------
At December 31, 1997:
       Total Capital (to Risk Weighted Assets)
            Trustmark Corporation                      $612,460    19.25%      $254,493     8.00%         N/A
            Trustmark National Bank                    $596,304    18.81%      $253,597     8.00%      $316,996    10.00%

       Tier 1 Capital (to Risk Weighted Assets)
            Trustmark Corporation                      $572,395    17.99%      $127,246     4.00%         N/A
            Trustmark National Bank                    $556,377    17.55%      $126,798     4.00%      $190,198     6.00%

       Tier 1 Capital (to Average Assets)
            Trustmark Corporation                      $572,395    10.63%      $215,411     4.00%         N/A
            Trustmark National Bank                    $556,377    10.35%      $214,938     4.00%      $268,672     5.00%

At December 31, 1996:
       Total Capital (to Risk Weighted Assets)
            Trustmark Corporation                      $548,479    18.82%      $233,143     8.00%         N/A
            Trustmark National Bank                    $532,724    18.58%      $229,369     8.00%      $286,711    10.00%

       Tier 1 Capital (to Risk Weighted Assets)
            Trustmark Corporation                      $511,722    17.56%      $116,572     4.00%         N/A
            Trustmark National Bank                    $496,550    17.32%      $114,684     4.00%      $172,026     6.00%

       Tier 1 Capital (to Average Assets)
            Trustmark Corporation                      $511,722    10.16%      $201,447     4.00%         N/A
            Trustmark National Bank                    $496,550     9.89%      $200,857     4.00%      $251,071     5.00%

     Dividends paid by the Corporation are substantially funded from dividends received from the Bank. The Bank's regulators limit the amount of dividends that may be declared without prior approval. At December 31, 1997, approximately $140.1 million of undistributed earnings of the Bank included in consolidated surplus and retained earnings of the Bank included in consolidated surplus and retained earnings was available for future distribution to the Corporation as dividends without prior regulatory approval.

NOTE 13 - FAIR VALUES OF FINANCIAL INSTRUMENTS
     The carrying amounts and estimated fair values of financial instruments at December 31,1997 and 1996 are as follows ($ in thousands):

                                                   1997                        1996
                                          -----------------------     -----------------------
                                            Carrying   Estimated       Carrying    Estimated
                                              Value    Fair Value        Value     Fair Value
                                          ----------   ----------     ----------   ----------
Financial Assets:
   Cash and short-term investments        $  363,341   $  363,341     $  429,808   $  429,808
   Trading account securities                     99           99            102          102
   Securities available for sale             610,471      610,471        527,942      527,942
   Securities held to maturity             1,396,928    1,407,167      1,425,260    1,431,805
   Net loans                               2,919,555    2,944,308      2,571,573    2,580,802
   Mortgage servicing rights                  25,759       44,450         22,808       33,863
Financial Liabilities:
   Deposits                                3,818,949    3,829,505      3,597,436    3,598,840
   Short-term liabilities                  1,088,758    1,088,758      1,033,543    1,033,543

     The methodology and significant assumptions used in estimating the fair values presented above are as follows:
     In cases where  quoted  market  prices are not  available,  fair values are based on estimates using present value techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates for those assets or liabilities cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. The estimated fair value of financial instruments with immediate and shorter-term maturities (generally 90 days or less) is assumed to be the same as the recorded book value. All nonfinancial instruments, by definition, have been excluded from these disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Corporation.

Cash and Short-term Investments
     The carrying amounts for cash and due from banks and short-term investments (federal funds sold and securities purchased under reverse repurchase agreements) approximate fair values due to their immediate and shorter-term maturities.

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

Deposits
     The fair values of deposits with no stated maturity, such as noninterest-bearing demand deposits, NOW accounts, MMDA products and savings accounts are, by definition, equal to the amount payable on demand which is the carrying value. Fair values for certificates of deposit are based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

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

NOTE 14 -TRUSTMARK   CORPORATION  (Parent  Company  Only)  FINANCIAL INFORMATION
         ($  in thousands)

                                 BALANCE SHEETS

                                                           December 31,
                                                       -------------------
                                                         1997       1996
                                                       --------   --------
Assets
Investment in bank                                     $574,894   $511,702
Other assets                                             18,776     12,687
                                                       --------   --------
    Total Assets                                       $593,670   $524,389
                                                       ========   ========


Liabilities and Stockholders' Equity
Accrued expenses                                       $     45   $    205
Stockholders' equity                                    593,625    524,184
                                                       --------   --------
    Total Liabilities and Stockholders' Equity         $593,670   $524,389
                                                       ========   ========



                              STATEMENTS OF INCOME

                                                            Year Ended December 31,
                                                        --------------------------------
                                                          1997        1996        1995
                                                        --------    --------    --------
Revenue
Dividends received from bank                            $ 31,739    $ 17,513    $ 17,487
Equity in undistributed earnings of subsidiaries          38,438      47,393      41,693
Other income                                               1,358         800         779
                                                        --------    --------    --------
                                                          71,535      65,706      59,959
Expenses                                                     471         567         201
                                                        --------    --------    --------
Net Income                                              $ 71,064    $ 65,139    $ 59,758
                                                        ========    ========    ========



                           STATEMENTS OF CASH FLOWS


                                                             Year Ended December 31,
                                                        --------------------------------
                                                          1997        1996        1995
                                                        --------    --------    --------
Operating Activities
Net income                                              $ 71,064    $ 65,139    $ 59,758
Adjustments  to  reconcile   net  income  to  net
     cash  provided  by  operating activities:
        Increase in investment in subsidiaries           (38,438)    (47,393)    (41,693)
        Other                                                410        (630)       (298)
                                                        --------    --------    --------
Net cash provided by operating activities                 33,036      17,116      17,767

Investing Activities
Net cash paid in connection with business combination     (1,319)
Purchases of securities available for sale                  (167)       (733)       (234)
                                                         --------    --------   --------
Net cash used by investing activities                     (1,486)       (733)       (234)

Financing Activities
Cash dividends paid                                      (21,286)    (17,455)    (15,449)
Common stock purchased and retired                        (6,729)
                                                        --------    --------    --------
Net cash provided by financing activities                (28,015)    (17,455)    (15,449)
                                                        --------    --------    --------
Increase (decrease) in cash and cash equivalents           3,535      (1,072)      2,084
Cash and cash equivalents at beginning of year             1,385       2,457         373
                                                        ========    ========    ========
Cash and cash equivalents at end of year                $  4,920    $  1,385    $  2,457
                                                        ========    ========    ========

     The Corporation paid income taxes of approximately $34.5 million in 1997, $36.0 million in 1996 and $32.7 million in 1995. No interest was paid by the parent company during the three years ended December 31, 1997.

Trustmark Corporation and Subsidiaries
Selected Financial Data
(unaudited)
($ In Thousands Except Share Data)

                                                         Year Ended December 31,
                                         ----------------------------------------------------
                                           1997       1996       1995       1994       1993
                                         --------   --------   --------   --------   --------
Consolidated Statements of Income
    Total interest income                $376,892   $358,063   $348,341   $315,449   $310,607
    Total interest expense                172,887    164,006    162,741    125,968    117,658
                                         --------   --------   --------   --------   --------
    Net interest income                   204,005    194,057    185,600    189,481    192,949
    Provision for loan losses               4,682      5,783      2,439      2,786     18,596
    Noninterest income                     75,555     66,974     59,467     48,670     47,898
    Noninterest expense                   167,915    157,818    151,288    151,123    149,893
                                         --------   --------   --------   --------   --------
    Income before income taxes            106,963     97,430     91,340     84,242     72,358
    Income taxes                           35,899     32,291     31,582     29,237     20,106
                                         --------   --------   --------   --------   --------
    Net income                           $ 71,064   $ 65,139   $ 59,758   $ 55,005   $ 52,252
                                         ========   ========   ========   ========   ========

Per Share Data
     Earnings per share
         Basic                              $1.95      $1.87      $1.71      $1.58      $1.55
                                            =====      =====      =====      =====      =====
         Diluted                            $1.95      $1.87      $1.71      $1.58      $1.55
                                            =====      =====      =====      =====      =====
     Cash dividends per share               $0.59      $0.50      $0.44      $0.41      $0.37
                                            =====      =====      =====      =====      =====


                                                         December 31,
                              --------------------------------------------------------------
                                 1997         1996         1995         1994          1993
                              ----------   ----------   ----------   ----------   ----------
Consolidated Balance Sheets
   Total assets               $5,545,158   $5,193,684   $4,992,592   $4,763,365   $4,708,206
   Securities - nontrading     2,007,399    1,953,202    1,842,325    1,862,351    1,980,566
   Net loans                   2,919,555    2,571,573    2,510,091    2,282,551    2,166,004
   Deposits                    3,818,949    3,597,436    3,530,045    3,449,229    3,428,781


Summary of Quarterly Results of Operations
(unaudited)
($ In Thousands Except Share Data)

                                                      1997
                            ---------------------------------------------------------
                              March 31        June 30     September 30   December 31
                            ------------   ------------   ------------   ------------
Interest income             $     91,806   $     93,826   $     94,115   $     97,145
Net interest income               50,264         50,299         50,883         52,559
Provision for loan losses            908          1,357          1,013          1,404
Income before income taxes        26,986         26,015         26,078         27,884
Net income                        17,675         17,542         17,754         18,093
Earnings per share
      Basic                         0.48           0.48           0.49           0.50
      Diluted                       0.48           0.48           0.49           0.50


                                                      1996
                            ---------------------------------------------------------
                              March 31        June 30     September 30   December 31
                            ------------   ------------   ------------   ------------
Interest income             $     89,203   $     89,332   $     90,306   $     89,222
Net interest income               47,906         48,471         48,978         48,702
Provision for loan losses          2,144          1,364          1,190          1,085
Income before income taxes        23,646         24,852         26,206         22,726
Net income                        15,369         16,187         17,517         16,066
Earnings per share
      Basic                         0.44           0.47           0.50           0.46
      Diluted                       0.44           0.47           0.50           0.46


Trustmark Corporation and Subsidiaries
 Principal Markets and Prices of the Corporation's Stock

                           Dividends        Stock Prices
                              Per        -------------------
                             Share        High          Low
                           ---------     -------------------
1997
 1st Quarter                 $ .14       28 3/4       24 1/4
 2nd Quarter                   .14       29 1/2       24
 3rd Quarter                   .14       32 1/4       27 3/4
 4th Quarter                   .165      48           29 1/4
1996
 1st Quarter                 $ .12       23 1/4       19 1/2
 2nd Quarter                   .12       24 3/4       21
 3rd Quarter                   .12       22 1/2       20
 4th Quarter                   .14       28           22


     The Corporation's common stock is listed for trading on the NASDAQ stock market as stock symbol TRMK.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
     The following provides a narrative discussion and analysis of significant changes in the Corporation's results of operations and financial condition. This discussion should be read in conjunction with the consolidated financial statements  and the  supplemental  financial  data  included  elsewhere  in this report.
     The Private Securities Litigation Reform Act of 1995 evidences Congress' determination that the disclosure of forward-looking information is desirable for investors and encourages such disclosure by providing a safe harbor for forward-looking statements by Management. Certain of the information included in this discussion contains forward-looking statements and information that are based on Management's belief as well as certain assumptions made by, and information currently available to Management. Specifically, Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward- looking statements with respect to the adequacy of the allowance for loan losses; the effect of legal proceedings on the Corporation's financial condition, results of operations and liquidity; year 2000 compliance issues and market risk disclosures. The risks and uncertainties that may affect operations, performance, growth projections and the results of the Corporation's business include, but are not limited to, fluctuations in the economy, the relative strength and weakness in the consumer and commercial credit sector and in the real estate market, the actions taken by the Federal Reserve for the purpose of managing the economy, interest rate movements, the impact of competitive products, services and pricing, timely development by the Corporation of technology enhancements for its products and operating systems, legislation and similar matters. With regard to legal proceedings, the outcome of litigation is inherently uncertain and depends on judicial interpretations of law and the findings of judges and juries. Although Management of the Corporation believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. Such forward-looking statements are subject to certain risks, uncertainties and assumptions. Should one or more of these risks materialize, or should any such underlying assumptions prove to be significantly different, actual results may vary materially from those anticipated, estimated, projected or expected.

FINANCIAL SUMMARY
     For the year ended December 31, 1997, the Corporation's net income increased 9.10% to $71.1 million compared with $65.1 million in 1996 and $59.8 million in 1995. Basic and diluted earnings per share for 1997 were $1.95 compared with $1.87 and $1.71 in 1996 and 1995, respectively. The increase in earnings for 1997 reflects a higher level of net interest income, continued improvement in other noninterest income and controlled growth of noninterest expense.
     Total assets at December 31, 1997 increased 6.77% over year end 1996 to $5.545 billion, while stockholders' equity increased 13.25% over year end 1996 and equaled $593.6 million. The return on average assets for 1997 increased to 1.34% compared with 1.27% in 1996 and 1.23% in 1995. The return on average equity in 1997 was 12.67% compared with 13.07% and 13.23% in 1996 and 1995, respectively. The decline in return on average equity during the three-year period results from a percentage growth of equity that exceeds the percentage growth in net income.

BUSINESS COMBINATIONS
     Acquisitions have been, and are expected to continue to be, a significant part of the Corporation's growth and have enhanced the market position of the Corporation in the state of Mississippi. Management is continually evaluating new market areas in which to expand and to provide its financial services.
     On September 19, 1997, Perry County Bank (PCB) in New Augusta, Mississippi was merged in a business combination accounted for by the purchase method of accounting. At the merger date, PCB had approximately $23 million in net loans, $43.3 million in total assets and $37 million in total deposits. The stockholders of PCB received approximately 206,000 shares of the Corporation's common stock and $3.5 million cash in connection with the merger. Excess cost over net assets acquired equaled $2.7 million and has been allocated to core deposits. PCB's results of operations, which are not material, have been included in the financial statements from the merger date.
     On February 28, 1997, Trustmark Corporation completed its merger with First Corinth Corporation (FCC) and its subsidiary, National Bank of Commerce of Corinth (NBC). At February 28, 1997, FCC and its subsidiary had approximately $64 million in net loans, $134 million in total assets and $113 million in total deposits. The Corporation issued approximately 1.5 million shares of common stock in the merger which was accounted for as a pooling of interests. As a result of this transaction, the Corporation has restated its financial statements to include FCC and NBC as of January 1, 1997. Prior years' financial statements were not restated as the changes would have been immaterial.
     On September 9, 1997, the Corporation entered into a definitive agreement to acquire Smith County Bank (SCB) located in Taylorsville, Mississippi. SCB reported total assets at December 31, 1997, of approximately $94 million and has five locations in Smith and Jones counties. Under the terms of the agreement, the Corporation will exchange approximately 363,000 shares of common stock for all the issued and outstanding shares of SCB. The transaction, which will be accounted for as a purchase business combination, is subject to the approval of the stockholders of SCB and regulatory authorities and is expected to be completed during the first quarter of 1998.

ASSET/LIABILITY MANAGEMENT
Overview
     Market risk is the risk of loss arising from adverse changes in market prices and rates. The Corporation has risk management policies to monitor and limit exposure to market risk. The Corporation's market risk is comprised primarily of interest rate risk created by its core banking activities in loans and deposits. Management continually develops and applies cost effective strategies to manage these risks. In asset and liability management activities, policies are in place that are designed to manage interest rate risk. The Asset/Liability Committee, consisting of executive officers, sets the day-to-day operating guidelines and approves strategies affecting net interest income and coordinates activities within policy limits established by the Board of Directors based on the Corporation's tolerance for risk. A key objective of the Corporation's asset/liability management program is to quantify, monitor and manage interest rate risk and to assist Management in maintaining stability in the net interest margin under varying interest rate environments. The Asset/Liability Committees of both the Bank's executive officers and the Corporation's Board of Directors meet monthly to evaluate current and projected interest rate risk positions and their adherence to the Corporation's policy limits and review its balance sheet composition.

Market/Interest Rate Risk Management
     The Corporation's primary purpose in managing interest rate risk is to effectively invest the Corporation's capital and to manage and preserve the value created by its core banking business. The Corporation utilizes an investment portfolio as well as off-balance sheet instruments to manage the interest rate risk naturally created through its business activities. The primary tool utilized by the Asset/Liability Committee is a modeling system that is run quarterly in order to provide information used to evaluate the Corporation's exposure to interest rate risk, to project earnings and manage balance sheet growth. This modeling system utilizes the following scenarios in order to give Management a method of evaluating the Corporation's interest rate, basis and prepayment risk under different conditions:

o    Rate shocked scenarios of up-and-down 100, 200 and 300 basis points.

o Yield curve twist of +/- 2 standard deviations of the change in spread of the 3 month treasury bill and the 10 year treasury note yields.

o Basis risk scenarios where federal funds/prime spread widens and tightens 50 and 100 basis points.

o    Prepayment  risk  scenarios,   where  projected  prepayment  speeds  in  an
     up-and-down 200 basis point rate scenario, are compared to current projected prepayment speeds.

     Static gap analysis is an additional tool that can be utilized for interest rate risk measurement. Management feels that this method for analyzing interest sensitivity does not provide a complete picture of the Corporation's exposure to interest rate changes since it illustrates a point-in-time measurement and, therefore, does not incorporate the effects of future balance sheet trends, changes in prepayment speeds or varying interest rate scenarios. This analysis is a relatively straightforward tool which is useful mainly in highlighting significant short-term repricing volume mismatches. Utilized in the table below are Management's assumptions relating to prepayments of certain loans and securities as well as the maturity for rate sensitive assets and liabilities. The following table presents the Corporation's rate sensitivity static gap analysis at December 31, 1997 ($ in thousands):
                                                    Interest Sensitive Within
                                                   ---------------------------
                                                    90 days          One Year
                                                   ----------       ----------
Total rate sensitive assets                        $1,367,056       $2,214,781
Total rate sensitive liabilities                    1,800,920        2,693,754
                                                   ----------       ----------
Net gap                                            $ (433,864)      $ (478,973)
                                                   ===========      ==========

     The analysis indicates that the Corporation is in a negative gap position over the next three and twelve month periods. Management believes there is adequate flexibility to alter the overall rate sensitivity structure as necessary to minimize exposure to changes in interest rates, should they occur.
     The static gap analysis does not fully capture the impact of interest rate movements on the Corporation's interest sensitive assets and liabilities. The interest rate sensitivity table that follows provides additional information about the Corporation's financial instruments that are sensitive to changes in interest rates. The quantitative information about market risk is necessarily limited because it does not take into account operating transactions or anticipated hedging instruments. The tabular disclosure of the Corporation's market risk is also limited by its failure to depict accurately the effect on assumptions of significant changes in the economy or interest rates as well as changes in Management's expectations or intentions. The information in the interest rate sensitivity table below reflects contractual interest rate repricing dates and contractual maturity (including principal amortization) dates except where altered by the following assumptions:

o The scheduled maturities of mortgage-backed securities and CMOs are adjusted by the industry dealer prepayment speed for various coupon segments of the portfolio.

o    Principal repayments of loans (other than residential  mortgages) and early
     withdrawals  of  deposits   include   assumptions   based  on  Management's
     experience and judgement.

o Changes in prepayment behavior of the residential mortgage portfolio are based on the current patterns of comparable mortgage-backed securities.

o For indeterminate maturity deposit products (money market, NOW and savings accounts), the table presents principal cash flows based on the Corporation's historical experience, Management's judgement and statistical analysis, as applicable, concerning their most likely withdrawal behaviors.

o Weighted average floating rates are based on the rate for that product as of December 31, 1997.

    The table below presents principal amounts and related weighted average interest rates by year of maturity for the Corporation's financial assets and liabilities along with estimated fair values ($ in thousands):


              Interest Rate Sensitivity Table at December 31, 1997


                                                                                                                      Estimated
                           1998          1999         2000         2001         2002        Beyond        Total       Fair Value
                        ----------     --------     --------     --------     --------     --------     ----------    ----------
LOANS
Fixed Rate              $  719,471     $395,783     $308,099     $205,996     $134,917     $181,817     $1,946,083    $1,965,307
  Average Int Rate            8.46%        8.37%        8.40%        8.26%        8.24%        7.72%          8.33%
  Floating Rate         $  443,734     $133,619     $ 84,492     $ 60,339     $ 53,734     $235,762     $1,011,680    $1,017,206
  Average Int Rate            9.01%        8.82%        8.98%        7.14%        6.62%        7.50%          8.39%
INVESTMENT SECURITIES
  Fixed Rate            $  449,551     $414,141     $335,143     $388,290     $196,627     $223,746     $2,007,498    $2,017,737
  Average Int Rate            5.87%        6.10%        6.23%        6.52%        6.55%        6.58%          6.25%
OTHER EARNING ASSETS
  Floating Rate         $   70,786                                                                      $   70,786    $   70,786
  Average Int Rate            6.12%                                                                           6.12%
TOTAL FINANCIAL ASSETS  $1,683,542     $943,543     $727,734     $654,625     $385,278     $641,325     $5,036,047    $5,071,036
  Average Int Rate            7.81%        7.44%        7.47%        7.12%        7.15%        7.24%          7.48%

DEPOSITS
  Fixed Rate            $1,138,075     $430,198      $34,586     $ 19,149     $ 16,582     $    586     $1,639,176    $1,649,732
  Average Int Rate            5.21%        5.83%        5.80%        5.31%        5.62%        6.46%          5.39%
  Floating Rate         $  448,654     $228,162     $228,162     $140,416     $140,416     $ 95,284     $1,281,094    $1,281,094
  Average Int Rate            2.99%        2.46%        2.46%        2.47%        2.47%        2.03%          2.62%
OTHER INT-BEARING LIABILITIES
  Fixed Rate            $   90,058                                                                      $   90,058    $   90,058
  Average Int Rate            5.81%                                                                           5.81%
  Floating Rate         $  998,700                                                                      $  998,700    $  998,700
  Average Int Rate            5.37%                                                                           5.37%
TOTAL FINANCIAL
  LIABILITIES           $2,675,487     $658,360     $262,748     $159,565     $156,998     $ 95,870     $4,009,028    $4,019,584
  Average Int Rate            4.92%        4.66%        2.90%        2.81%        2.80%        2.06%          4.51%

Derivative Financial Instruments
     Derivatives  are used to hedge  interest  rate  exposures by modifying  the interest rate characteristics of specific balance sheet instruments. The Corporation regularly enters into certain derivative financial instruments, forward interest rate contracts, as part of its normal asset/liability management strategies. At December 31, 1997, the Corporation's obligations under forward contracts consist of commitments to sell mortgage loans originated and/or purchased in the secondary market at a future date. These obligations are entered into by the Corporation in order to fix the interest rate at which it can offer mortgage loans to its customers or purchase mortgage loans from other financial institutions. Realized gains and losses on forward contracts and the sale of mortgage loans in the secondary market are recorded upon the sale of the mortgages and included in other income. Any decline in market value of mortgages held for sale by the Corporation at the end of a financial reporting period is recognized at that time. As of December 31, 1997, the Corporation's exposure under commitments to sell mortgages is immaterial.

Liquidity
     The Corporation's goal is to maintain an adequate liquidity position to compensate for expected and unexpected balance sheet fluctuations and to provide funds for growth. The Asset/Liability Committee establishes guidelines by which they monitor the current liquidity position to ensure adequate funding capacity. This is accomplished through the active management of both the asset and liability sides of the balance sheet and by maintaining accessibility to local, regional and national funding sources. The ability to maintain consistent earnings and adequate capital also enhances the Corporation's liquidity.

EARNING ASSETS
     The percentage of earning assets to total assets measures the effectiveness of Management's efforts to invest available funds into the most efficient and profitable uses. Earning assets at December 31, 1997 were $5.062 billion, or 91.29% of total assets, compared with $4.681 billion, or 90.12% of total assets for December 31, 1996, an increase of $381 million, or 8.15%, and is primarily the result of business combinations completed during 1997 and growth in the loan portfolio.

Loans
     Loans, the largest category of earning assets for the Corporation, produce the highest level of interest income. At December 31, 1997, total loans were $2.984 billion, an increase of $349.1 million, or 13.25%, from the $2.635 billion reported at December 31, 1996. At December 31, 1997, loans were 58.9% of the Corporation's earning assets compared with 56.3% at December 31, 1996. Approximately $81 million of the growth in the loan portfolio is the result of business combinations while the remainder can be attributed to increases in loans secured by real estate, commercial and industrial loans, and loans to individuals for personal expenditures. Within the real estate category, increases in loans secured by residential properties can be attributed to a Management strategy to retain 10 to 15 year conventional mortgages in its portfolio.
     The Corporation's lending policies have produced consistently strong asset quality. A measure of asset quality in the financial institutions industry is the level of nonperforming assets. Nonperforming assets include nonperforming loans, consisting of nonaccrual and restructured loans, and other real estate as reflected in the following table ($ in thousands):
                                                              December 31,
                                                           ------------------
                                                             1997      1996
                                                           -------    -------
Loans accounted for on a nonaccrual basis                  $14,242    $ 8,390
Other real estate (ORE)                                      2,340      2,734
Accruing loans past due 90 days or more                      2,570      2,407
                                                           -------    -------
Total nonperforming assets and
  loans past due 90 days or more                           $19,152    $13,531
                                                           =======    =======

Nonperforming assets/Total loans plus ORE                     0.56%      0.42%
                                                           =======    =======

     Although the table above shows the Corporation's level of nonperforming assets and loans past due 90 days or more at December 31, 1997 to be higher than December 31, 1996, the overall level of nonperforming assets continues to be less than those of its peer group. The Corporation has controlled its level of nonperforming assets by maintaining strong underwriting standards, consistent credit reviews and a prudent loan charge-off policy. At December 31, 1997, Management is not aware of any additional credits, other than those identified above, where serious doubts as to the repayment of principal and interest exist.

     The allowance for loan losses is maintained at a level that Management and the Board of Directors believe is adequate to absorb estimated losses inherent in the loan portfolio, plus estimated losses associated with off- balance sheet credit instruments such as letters of credit and unfunded lines of credit. A formal review is prepared quarterly to assess the risk in the loan portfolio and to determine the adequacy of the allowance for loan losses. This analysis is presented to the Credit Policy Committee with subsequent review and approval by the Board of Directors. At December 31, 1997, the allowance for loan losses was $64.1 million, representing 2.15% of total loans outstanding. This compares with an allowance for loan losses of $63.0 million at December 31, 1996, representing 2.39% of total loans outstanding. The increase of $1.1 million is directly the result of 1997 business combinations.
     Net charge-offs were $4.9 million or 0.18% of average loans for the year ended December 31, 1997, an increase of $143 thousand from $4.8 million or 0.19% of average loans for the year ended December 31, 1996. The Corporation's level of net charge-offs for 1997 compares favorably to its peer group.

Securities
     The securities portfolio is utilized to provide a quality investment alternative for available funds and a stable source of interest income. At December 31, 1997, securities available for sale (AFS), with a carrying value of $610.5 million, and securities held to maturity (HTM), with a carrying value of $1.397 billion, combined to create a securities portfolio totaling $2.007 billion, an increase of $54.2 million or 2.77% from December 31, 1996. This increase is primarily the result of business combinations completed during 1997. Also, growth has come in the area of shorter term U. S. Government securities that have provided the Corporation a greater degree of liquidity and additional collateral as pledges for public deposits, securities sold under agreements to repurchase and for other purposes as required or permitted by law.
     Management continues to stress asset quality as one of the strategic goals of the securities portfolio which can be seen by the investment of 87% of the portfolio in U. S. Treasury and U. S. Government agency obligations. The REMIC and CMO issues held in the securities portfolio are over 99% U. S. Government agency issues. In order to avoid excessive yield volatility from unexpected prepayments, the Corporation's normal practice is to purchase investment securities at or near par value to reduce the risk of premium write-offs.
     At December 31, 1997, securities AFS had a carrying value of $610.5 million and an amortized cost of $593.0 million. This compares with a carrying value of $527.9 million and an amortized cost of $522.7 million at December 31, 1996. At December 31, 1997, gross unrealized gains were $18.7 million on securities AFS while gross unrealized losses were $1.3 million. Net unrealized gains are shown as a separate component of stockholders' equity, net of taxes and equaled $10.8 million at December 31, 1997.
     The carrying value of securities HTM was $1.397 billion at December 31, 1997 compared with $1.425 billion at year end 1996. The fair value of HTM securities at December 31, 1997 was $1.407 billion compared with $1.432 billion at year end 1996. Gross unrealized gains were $14.8 million and gross unrealized losses were $4.5 million on securities HTM at December 31, 1997.

Other Earning Assets
     Federal funds sold and securities purchased under reverse repurchase agreements were $70.8 million at December 31, 1997, a decrease of $21.9 million when compared with year end 1996. The Corporation utilizes these products as a short-term investment alternative whenever it has excess liquidity. The decline during 1997 reflects Management's decision and ability to fund other earning assets, primarily loans.

DEPOSITS AND OTHER INTEREST-BEARING LIABILITIES
     The Corporation's deposit base is its primary source of funding and consists of deposits from the communities served by the Corporation. Total deposits were $3.819 billion at December 31, 1997, an increase of $221.5 million, or 6.16%, over year end 1996. Business combinations completed during 1997 were responsible for approximately $132.8 million of this growth.
     Federal funds purchased were $283.5 million at December 31, 1997, and increased $81.5 million when compared with year end 1996. Securities sold under repurchase agreements totaled $665.2 million at December 31, 1997, a decrease of $100.0 million from year end 1996. At December 31, 1997, the balance of demand notes was $73.9 million compared to $26.4 million at December 31, 1996. During the last quarter of 1996, the Corporation began to increase its utilization of demand notes as a low cost source of funding. Because of the funding available from demand notes, the Corporation was able to reduce its overall need for funds from securities sold under repurchase agreements.

CONTINGENCIES
     The Corporation and its subsidiaries are parties to lawsuits and other claims that arise in the ordinary course of business; some of the lawsuits assert claims related to the lending, collection, servicing, investment, trust and other business activities of Trustmark National Bank; and some of the lawsuits allege substantial claims for damages. The cases are being vigorously contested. In the regular course of business, Management evaluates estimated losses or costs related to litigation, and provision is made for anticipated losses whenever Management believes that such losses are probable and can be reasonably estimated. At the present time, Management believes, based on the advice of legal counsel, that the final resolution of pending legal proceedings will not have a material impact on the Corporation's consolidated financial position or results of operations.

STOCKHOLDERS' EQUITY
     The regulatory capital ratios for the Corporation and the Bank are shown in the table below compared to the minimum ratios that are currently required under capital adequacy standards imposed by their regulators. Management believes, at December 31, 1997, that the Corporation and the Bank meet all capital adequacy requirements to which they are subject. The most recent notification from the Office of the Comptroller of the Currency categorized the Bank as well capitalized. Actual and minimum, regulatory capital amounts and ratios at December 31, 1997, for the Corporation and the Bank are as follows ($ in thousands):

                                                  Actual             Minimum Regulatory
                                            Regulatory Capital       Capital Required
                                            ------------------       ------------------
                                              Amount     Ratio        Amount      Ratio
                                            --------     -----       --------     -----
Total Capital (to Risk Weighted Assets)
     Trustmark Corporation                  $612,460     19.25%      $254,493     8.00%
     Trustmark National Bank                $596,304     18.81%      $253,597     8.00%
Tier 1 Capital (to Risk Weighted Assets)
     Trustmark Corporation                  $572,395     17.99%      $127,246     4.00%
     Trustmark National Bank                $556,377     17.55%      $126,798     4.00%
Tier 1 Capital (to Average Assets)
     Trustmark Corporation                  $572,395     10.63%      $215,411     4.00%
     Trustmark National Bank                $556,377     10.35%      $214,938     4.00%

     At December 31, 1997, the Corporation had stockholders' equity of $593.6 million, which contained a net unrealized gain on securities available for sale, net of taxes, of $10.8 million. This compares to total stockholders' equity at December 31, 1996 of $524.2 million, which contained a net unrealized gain on securities available for sale, net of taxes, of $3.2 million.
     Based on a dividend payout ratio of 30.26%, the Corporation retained 69.74% of its earnings during 1997, generating an internal capital growth rate of 8.84%. Dividends for 1997 were $0.59 per share compared with $0.50 per share for 1996 and $0.44 for 1995. Book value for the Corporation's common stock was $16.32 at December 31, 1997, compared with the closing market price of $46.25.
     In connection with the PCB and SCB mergers, the Corporation's board of directors has authorized the Corporation to purchase shares of its common stock in open market transactions. The Corporation has purchased and retired 222,200 shares of its common stock reducing its number of common shares outstanding to 36,370,354 at December 31, 1997.

NET INTEREST INCOME
     Net interest income (NII) is interest income generated by earning assets reduced by the interest expense of funding those assets and is the Corporation's principal source of income. Consequently, changes in the mix and volume of earning assets and interest-bearing liabilities, and their related yields and interest rates, can have a significant impact on earnings.
     For 1997, the Corporation's level of NII increased by $9.9 million, or 5.1%, when compared with 1996. Business combinations completed during 1997 contributed $2.5 million to NII with the remaining increase coming primarily from more rapid growth of average earning assets, primarily in the loan portfolio, when compared to interest-bearing liabilities during a period of relatively stable interest rates. For 1996, NII increased by $8.5 million, or 4.56%, when compared with 1995. The improvement in NII for 1996 was due to a higher volume of average earning assets producing an increase in interest income while the Corporation was able to maintain the costs of its funding sources.
     For 1997, average earning assets increased 4.3% when compared to the same period in 1996. This was driven by an 8.4% increase in average loans. When this growth was combined with relatively stable interest rates, the yield on average earning assets increased by eight basis points when compared to 1996. This combination resulted in an increase in total interest income of $18.8 million, or 5.3%, when comparing 1997 with 1996. Business combinations completed during 1997 contributed $6.7 million to this increase.
     In 1996, average earning assets increased 4.8%. This was driven by a 9.5% increase in average securities and a 3.0% increase in average loans. While 1996 produced an increase in the volume of average earning assets, a slightly lower interest rate environment created a decline in the yield on average earning assets of 15 basis points. This combination resulted in an increase in total interest income of $9.7 million, or 2.8%, when comparing 1996 to 1995.
     Average interest-bearing liabilities grew by 2.2% during 1997. Interest-bearing deposits experienced growth of 4.2% during 1997 while average funds purchased and securities sold under repurchase agreements declined 5.9%. In addition, the Corporation's increased utilization of demand notes during 1997 led to substantial growth in this category when comparing 1997 and 1996. As a result of these factors, total interest expense increased by $8.9 million when comparing 1997 to 1996. Business combinations completed during 1997 contributed $4.3 million to this increase.

     Average interest-bearing liabilities grew 3.1% during 1996; however, average interest-bearing deposits increased by only 1.5% while average federal funds purchased and securities sold under repurchase agreements grew by 7.9%.
Since average interest-bearing deposits comprise nearly 75% of average interest-bearing liabilities, the small growth in the category combined with a five basis point decline in rates created only $240 thousand in increased interest expense on deposits during 1996. When this is combined with a decline of $518 thousand in interest expense on federal funds purchased and securities sold under repurchase agreements and a $1.6 million increase in other interest expense, total interest expense increased by $1.3 million during 1996.
     The table below illustrates the changes in the net interest margin as a percentage of average earning assets for the periods shown:
                                                       Year Ended December 31,
                                                       -----------------------
                                                       1997     1996     1995
                                                       -----    -----    -----
Yield on interest-earning assets-FTE                   7.88%    7.80%    7.95%
Rate on interest-bearing liabilities                   3.56%    3.53%    3.66%
                                                       -----    -----    -----
Net interest margin-FTE                                4.32%    4.27%    4.29%
                                                       =====    =====    =====

     The fully taxable equivalent (FTE) yield on tax-exempt income has been computed based on a 35% federal marginal tax rate for all periods shown. The Corporation will continue its interest rate risk policies to manage exposure to changes in interest rates.


PROVISION  FOR  LOAN  LOSSES
     The provision for loan losses reflects Management's assessment of the adequacy of the allowance for loan losses to absorb potential write-offs in the loan portfolio. Factors considered in the assessment include growth and composition of the loan portfolio, historical credit loss experience, current and anticipated economic conditions and changes in borrowers' financial positions. During 1997, the Corporation's provision for loan losses was $4.7 million compared with $5.8 million in 1996 and $2.4 million in 1995. The increase in the provision during 1996 can be attributed to Management's decision to raise the allowance for loan losses given the overall growth and composition of the loan portfolio.

NONINTEREST INCOME
     The Corporation stresses the importance of growth in noninterest income as one of its key long-term strategies. This was accomplished during 1997, as noninterest income, excluding securities gains, increased $8.1 million, or 12.2%, when compared with 1996. Business combinations completed during 1997 contributed approximately $1.1 million to this increase. Noninterest income has grown by approximately $15.9 million, or 26.8% since 1995.
     The largest single category of noninterest income, service charges on deposit accounts, grew by $1.8 million, or 7.8%, when 1997 is compared with 1996. This increase can be attributed to a reduction in the amount of waived service charges and a higher volume of consumer account activity. Service charges increased $1.7 million, or 7.6%, when 1996 is compared with 1995.
     Other account charges, fees and commissions, increased $2.2 million, or 12.8%, when 1997 is compared with 1996 and also experienced an increase of $2.1 million, or 13.8%, when 1996 is compared with 1995. Major contributors to the growth in this category during these periods were fees generated from discount brokerage services, credit cards, ATMs and a variety of other fee producing products and services.
     Mortgage servicing fees grew by $1.3 million and $2.3 million during 1997 and 1996, respectively, as the amount of mortgages serviced increased 9.0% when comparing 1997 with 1996 and 14.5% when comparing 1996 with 1995. At December 31, 1997, the Corporation serviced approximately $3.1 billion in mortgages.
     Trust service income increased by $2.3 million and contributed the largest percentage increase in noninterest income (22.8%) during 1997 as the Bank continued to be one of the largest providers of asset management services in Mississippi. At December 31, 1997, the Bank had trust accounts with assets under management with fair values of approximately $5.6 billion. When comparing 1996 to 1995, trust service income increased by $827 thousand, or 8.9%.
     Gross securities gains of $640 thousand and losses of $97 thousand were realized during 1997 because of calls and dispositions of securities classified as available for sale. There were no sales of securities held to maturity during 1997. Gross securities gains of $6 thousand were realized on calls and other dispositions of these securities during that period.

NONINTEREST EXPENSE
     Another long-term strategy of the Corporation is to continue to provide quality service to customers within the context of economic discipline. The efficiency ratio, a key indicator of the control of noninterest expense and the growth of noninterest income, was 59.0% for the year ended December 31, 1997, compared with 59.4% for 1996 and 60.9% for 1995 . Total noninterest expense increased $10.1 million, or 6.4%, during 1997 compared with $6.5 million, or 4.3% growth during 1996. Business combinations completed during 1997 contributed $2.8 million to the 1997 increase.
     Salaries and employee benefits continue to comprise the largest portion of noninterest expenses and increased $8.0 million, or 10.3%, when comparing 1997 with 1996 and $3.8 million, or 5.1%, when comparing 1996 with 1995. Approximately $1.7 million, or 21.1%, of the 1997 increase can be attributed to business combinations completed during 1997. The number of full-time equivalent employees totaled 2,309 at December 31, 1997, 2,247 at December 31, 1996 and 2,208 at December 31, 1995.
     Services and fees increased $1.6 million, or 7.5%, when comparing 1997 to 1996. Increased costs for professional fees and communications expense contributed to this increase. During 1996, services and fees increased by $360 thousand, or 1.7%, when compared to 1995.
     The amortization of intangible assets increased $969 thousand, or 11.6%, when comparing 1997 with 1996. As mentioned above, the growth of the mortgage servicing portfolio provided a larger base of mortgage servicing rights that began amortization during 1997 which contributed significantly to this increase. Amortization of intangible assets grew by $1.1 million, or 15.2%, when comparing 1996 to 1995 also because of growth in the mortgage servicing portfolio. The growth of mortgage servicing rights during 1996 was primarily affected by new accounting regulations which eliminated the distinction between purchased mortgage servicing rights and the mortgage servicing rights on loans originated by the Corporation.

     Other expenses decreased by $1.2 million, or 4.1%, when comparing 1997 with 1996. Increased loan fees related to the mortgage servicing portfolio and operational expenses were offset by a decline in the FDIC assessment experienced during 1997. When 1996 is compared to 1995, the increase in other expenses is $376 thousand, or 1.3%. Increased expenses related to the Corporation's settlement of the legal proceedings associated with the placement of collateral protection insurance on automobiles and mobile homes were also offset by a decline in the FDIC assessment when comparing 1996 to 1995.
     Management will continue to monitor closely the level of noninterest expenses as part of its effort to continue to improve the profitability of the Corporation.

INCOME TAXES
     For the year ended December 31, 1997, the Corporation's combined effective tax rate was 33.6% compared with 33.1% for 1996 and 34.6% in 1995. The increase in the Corporation's effective tax rate for 1997 is due primarily to the reversal of a liability for accrued state income taxes during 1996. The liability was reversed due to passage of legislation which effectively settled an ongoing dispute over the disallowance of interest expense to carry U. S. Government securities.

REGULATORY MATTERS
     In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." This statement establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general purpose financial statements. This statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The statement is effective for fiscal years beginning after December 15, 1997. Management intends to comply with this standard in 1998.
     In June 1997, the FASB issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." This statement establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. This statement is effective for financial statements for periods beginning after December 15, 1997. Management intends to comply with this standard in 1998.

YEAR 2000 COMPLIANCE
     The Corporation has established a task-force to review all computer-based systems and applications and develop an action plan to ensure that its computer and information systems will function properly in the year 2000. This plan, which has been approved by the Board of Directors and Management, includes the Corporation's approach to having all systems and applications changed for the year 2000 by December 31, 1998 with final testing to take place during 1999. At this time, Management believes that implementation of its year 2000 action plan will not materially affect the Corporation's operations in the future. However, the Corporation could possibly be affected by the unsuccessful attempt of other entities in addressing this issue. Management does not expect the costs of achieving year 2000 compliance to have a material effect on the Corporation's consolidated financial statements.

PRINCIPAL OCCUPATION OF THE CORPORATION'S DIRECTORS AND EXECUTIVE OFFICERS
     This information is included elsewhere in this report in conjunction with listings of Directors and Officers.

SECURITIES AND EXCHANGE COMMISSION (SEC) FORM 10-K
     A copy of the annual report on Form 10-K, as filed with the SEC, may be obtained without charge by directing a written request to:

        Gerard R. Host
        Trustmark Corporation
        Post Office Box 291
        Jackson, Mississippi 39205-0291