Form 10-K, Exhibit 13
period 1998-12-31
TRUSTMARK CORP
filed 1999-03-25
CIK 36146

                                                                      Exhibit 13
                    Report of Independent Public Accountants

To the Board of Directors and Shareholders
Trustmark Corporation:

We have audited the accompanying consolidated balance sheets of Trustmark Corporation (a Mississippi corporation) and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1998. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trustmark Corporation and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.


/s/  Arthur Andersen LLP
------------------------
     Arthur Andersen LLP

Jackson, Mississippi,
January 15, 1999.

Trustmark Corporation and Subsidiaries
Consolidated Balance Sheets
($ in thousands)

                                                                      December 31,
                                                              -----------------------
                                                                 1998         1997
                                                              ----------   ----------
Assets
Cash and due from banks (noninterest-bearing)                 $  312,527   $  292,555
Federal funds sold and securities purchased
    under reverse repurchase agreements                          185,619       70,786
Trading account securities                                         1,053           99
Securities available for sale (at fair value)                    774,996      610,471
Securities held to maturity (fair value: $1,192,505 - 1998;
     $1,407,167 - 1997)                                        1,171,513    1,396,928
Loans                                                          3,702,318    2,983,655
Less allowance for loan losses                                    66,150       64,100
                                                              ----------   ----------
     Net loans                                                 3,636,168    2,919,555
Premises and equipment                                            70,750       67,958
Intangible assets                                                 50,349       40,085
Other assets                                                     152,215      146,721
                                                              ----------   ----------
     Total Assets                                             $6,355,190   $5,545,158
                                                              ==========   ==========


Liabilities
Deposits:
     Noninterest-bearing                                      $  954,210   $  898,679
     Interest-bearing                                          2,992,187    2,920,270
                                                              ----------   ----------
         Total deposits                                        3,946,397    3,818,949
Federal funds purchased                                          336,546      283,468
Securities sold under repurchase agreements                      981,999      665,232
Short-term borrowings                                            389,543      140,058
Other liabilities                                                 48,829       43,826
                                                              ----------   ----------
     Total Liabilities                                         5,703,314    4,951,533

Commitments and Contingencies

Shareholders' Equity
Common stock, no par value:
     Authorized: 250,000,000 shares
     Issued and outstanding:  72,531,636 shares - 1998;
         72,740,708 shares - 1997                                 15,111       15,154
Surplus                                                          241,155      246,768
Retained earnings                                                378,567      320,901
Accumulated other comprehensive income,
    net of tax                                                    17,043       10,802
                                                              ----------   ----------
     Total Shareholders' Equity                                  651,876      593,625
                                                              ----------   ----------
     Total Liabilities and Shareholders' Equity               $6,355,190   $5,545,158
                                                              ==========   ==========


See notes to consolidated financial statements.

Trustmark Corporation and Subsidiaries
Consolidated  Statements of Income
($ in thousands except per share data)


                                                             Year Ended December 31,
                                                          -----------------------------
                                                            1998       1997       1996
                                                          --------   --------   -------
Interest Income
Interest and fees on loans                                $290,454   $247,604   $229,373
Interest on securities:
     Taxable interest income                               117,448    119,879    119,044
     Interest income exempt from federal income taxes        6,120      5,834      5,354
Interest on federal funds sold and securities purchased
     under reverse repurchase agreements                     6,078      3,575      4,292
                                                          --------   --------   --------
     Total Interest Income                                 420,100    376,892    358,063

Interest Expense
Interest on deposits                                       123,569    120,873    112,614
Interest on federal funds purchased and securities
     sold under repurchase agreements                       58,894     47,236     48,653
Other interest expense                                       9,437      4,778      2,739
                                                          --------   --------   --------
     Total Interest Expense                                191,900    172,887    164,006
                                                          --------   --------   --------
Net Interest Income                                        228,200    204,005    194,057
Provision for loan losses                                    7,771      4,682      5,783
                                                          --------   --------   --------

Net Interest Income After Provision
     for Loan Losses                                       220,429    199,323    188,274

Noninterest Income
Service charges on deposit accounts                         30,654     25,260     23,425
Other account charges, fees and commissions                 25,318     20,685     18,517
Mortgage servicing fees                                     13,670     13,253     11,925
Trust service income                                        13,624     12,401     10,102
Securities gains                                               865        549        113
Other income                                                 4,929      3,407      2,892
                                                          --------   --------   --------
     Total Noninterest Income                               89,060     75,555     66,974

Noninterest Expenses
Salaries and employee benefits                              90,441     85,920     77,890
Net occupancy-premises                                       9,853      9,748      9,353
Equipment expenses                                          13,295     12,822     12,522
Services and fees                                           27,500     22,574     20,996
Amortization of intangible assets                           10,280      9,341      8,372
Other expenses                                              29,022     27,510     28,685
                                                          --------   --------   --------
     Total Noninterest Expenses                            180,391    167,915    157,818
                                                          --------   --------   --------
Income Before Income Taxes                                 129,098    106,963     97,430
Income taxes                                                45,784     35,899     32,291
                                                          --------   --------   --------
Net Income                                                $ 83,314   $ 71,064   $ 65,139
                                                          ========   ========   ========

Earnings Per Share
     Basic and Diluted                                    $   1.14   $   0.98   $   0.93
                                                          ========   ========   ========


See notes to consolidated financial statements.

Trustmark Corporation and Subsidiaries
Consolidated  Statements of Changes in  Shareholders'  Equity
($ in thousands except per share data)

                                                                                                            Accumulated
                                                                                                               Other
                                                                       Common                  Retained    Comprehensive
                                                           Total        Stock       Surplus    Earnings        Income
                                                         --------      -------     --------    --------    -------------
Balance, January 1, 1996                                 $478,752      $14,546     $244,578    $214,166    $       5,462

Comprehensive income:
     Net income per consolidated statements of income      65,139                                65,139
     Net change in unrealized gains on
       securities available for sale, net of tax           (2,252)                                                (2,252)
                                                         --------
          Comprehensive income                             62,887
Cash dividends paid ($0.25 per share)                     (17,455)                              (17,455)

                                                         --------      -------     --------    --------    -------------
Balance, December 31, 1996                                524,184       14,546      244,578     261,850            3,210

Comprehensive income:
     Net income per consolidated statements of income      71,064                                71,064
     Net change in unrealized gains on
       securities available for sale, net of tax            7,592                                                  7,592
                                                         ---------
          Comprehensive income                             78,656
Cash dividends paid ($0.29 per share)                     (21,286)                              (21,286)
Common stock issued in business combinations               18,800          701        8,826       9,273
Repurchase and retirement of common stock                  (6,729)         (93)      (6,636)
                                                         --------      -------     --------    --------    -------------
Balance, December 31, 1997                                593,625       15,154      246,768     320,901           10,802

Comprehensive income:
     Net income per consolidated statements of income      83,314                                83,314
     Net change in unrealized gains on
       securities available for sale, net of tax            6,241                                                  6,241
                                                         --------
          Comprehensive income                             89,555
Cash dividends paid ($0.35 per share)                     (25,648)                              (25,648)
Common stock issued in business combination                15,709          151       15,558
Repurchase and retirement of common stock                 (21,365)        (194)     (21,171)

                                                         --------      -------     --------    --------    -------------
Balance, December 31, 1998                               $651,876      $15,111     $241,155    $378,567    $      17,043
                                                         ========      =======     ========    ========    =============


See notes to consolidated financial statements.

Trustmark Corporation and Subsidiaries
Consolidated Statements of Cash Flows
($ in thousands)

                                                                                  Year Ended December 31,
                                                                             -----------------------------------
                                                                               1998         1997         1996
                                                                             ---------    ---------    ---------
Operating Activities
Net income                                                                   $  83,314    $  71,064    $  65,139
Adjustments to reconcile net income to net cash provided
     by operating activities:
        Provision for loan losses                                                7,771        4,682        5,783
        Depreciation and amortization                                           19,696       18,964       17,993
        Net accretion of securities                                               (730)        (236)      (4,316)
        Securities gains                                                          (865)        (549)        (113)
        Net increase in intangible assets                                      (13,875)      (8,309)      (9,490)
        Net (increase) decrease in deferred income taxes                        (1,851)       1,127       (2,206)
        Net increase in other assets                                           (11,192)     (16,606)     (10,305)
        Net increase in other liabilities                                        4,494        5,358       23,607
        Other operating activities, net                                         (3,799)       2,059       (2,184)
                                                                             ---------    ---------    ---------
Net cash provided by operating activities                                       82,963       77,554       83,908

Investing Activities
Proceeds from calls and maturities of securities available for sale             71,265       90,184      137,863
Proceeds from calls and maturities of securities held to maturity              396,530      213,784      197,880
Proceeds from sales of securities available for sale                           175,609      166,469      215,344
Purchases of securities available for sale                                    (370,799)    (323,119)    (392,145)
Purchases of securities held to maturity                                      (162,201)    (175,614)    (269,037)
Net (increase) decrease in federal funds sold and securities
     purchased under reverse repurchase agreements                            (114,833)      25,982       20,867
Net increase in loans                                                         (677,328)    (331,368)     (65,030)
Purchases of premises and equipment                                             (8,811)     (14,690)      (8,573)
Proceeds from sales of premises and equipment                                      356          478           40
Proceeds from sales of other real estate                                         2,521        2,084        2,369
Net assets assumed in immaterial pooling of interests business combination                   13,348
Cash received (paid) in business combinations                                   13,035       (1,319)
                                                                             ---------    ---------    ---------
Net cash used by investing activities                                         (674,656)    (333,781)    (160,422)

Financing Activities
Net increase in deposits                                                        39,348      184,492       67,391
Net increase (decrease) in federal funds purchased and securities sold
     under repurchase agreements                                               369,845      (18,491)      34,208
Net increase in short-term borrowings                                          249,485       73,706       30,454
Cash dividends                                                                 (25,648)     (21,286)     (17,455)
Common stock purchased and retired                                             (21,365)      (6,729)
                                                                             ---------    ---------    ---------
Net cash provided by financing activities                                      611,665      211,692      114,598
                                                                             ---------    ---------    ---------
Increase (decrease) in cash and cash equivalents                                19,972      (44,535)      38,084
Cash and cash equivalents at beginning of year                                 292,555      337,090      299,006
                                                                             ---------    ---------    ---------
Cash and cash equivalents at end of year                                     $ 312,527    $ 292,555    $ 337,090
                                                                             =========    =========    =========


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

BASIS OF FINANCIAL STATEMENT PRESENTATION
         The consolidated financial statements include the amounts of the Corporation, the Bank, and the Bank's wholly-owned subsidiaries, Trustmark Financial Services, Inc. and Trustmark Insurance Agency, Inc. All intercompany accounts and transactions have been eliminated in consolidation.
         The consolidated financial statements have been prepared in conformity with generally accepted accounting principles. Certain reclassifications have been made to prior period amounts to conform with current year presentation. Management is required to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

ACCOUNTING POLICIES

Trading Account Securities
         Trading account securities are held for resale in anticipation of short-term market movements. Trading account securities, consisting primarily of debt securities, are carried at fair value. Gains and losses, both realized and unrealized, are classified as other income.

Securities Available for Sale and Held to Maturity
         Management determines the appropriate classification of securities at the time of purchase. Securities are classified as held to maturity when the Corporation has the intent and ability to hold the security to maturity. Securities held to maturity are stated at amortized cost.
         Securities not classified as held to maturity are classified as available for sale and are stated at fair value. Unrealized gains and losses, net of tax, on these securities are recorded in shareholders' equity as accumulated other comprehensive income.
         The amortized cost of securities available for sale and held to maturity is adjusted for amortization of premiums and accretion of discounts to maturity, determined using the interest method. Such amortization and accretion is included in interest income on securities. The specific identification method is used to determine realized gains and losses on sales of securities, which are reported as securities gains(losses) in noninterest income.

Loans
         Loans are stated at the amount of unpaid principal, adjusted for the net amount of direct costs and nonrefundable loan fees associated with lending. The net amount of nonrefundable loan origination fees and direct costs associated with the lending process, including commitment fees, are deferred and amortized to interest income over the lives of the loans using a method that approximates the interest method. Interest on loans is accrued and recorded as interest income based on the outstanding principal balance.
         Generally, a loan is classified as nonaccrual and the accrual of interest on such loan is discontinued when the contractual payment of principal or interest has become 90 days past due or Management has serious doubts about further collectibility of principal or interest, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on nonaccrual status, unpaid interest credited to income in the current and prior years is reversed against interest income. Interest received on nonaccrual loans is applied against principal. Loans are restored to accrual status when the obligation is brought current or has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

Allowance for Loan Losses
         The allowance for loan losses is established through provisions for loan losses charged against earnings. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance.
         The allowance for loan losses is maintained at a level believed adequate by Management to absorb estimated probable loan losses. Management's periodic evaluation of the adequacy of the allowance is based on the
Corporation's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay (including the timing of future payments), the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates, including the amounts and timing of future cash flows expected to be received on impaired loans, that may be susceptible to significant change.

Premises and Equipment
         Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is charged to expense over the estimated useful lives of the assets. Leasehold improvements are amortized over the terms of the respective leases or the estimated useful lives of the improvements, whichever is shorter. Depreciation and amortization expenses are computed using both straight-line and accelerated methods. The Corporation continually evaluates whether events and circumstances have occurred that indicate that such long-lived assets have been impaired. Measurement of any impairment of such long-lived assets is based on those assets' fair values and is recognized through a valuation allowance with the resulting charge recorded as a loss. There were no impairment losses recorded during 1998, 1997 or 1996.

Intangible Assets
         Core deposit intangibles represent the net present value of the future economic benefits related to the use of deposits purchased and are amortized on a straight-line basis up to 15 years. At December 31, 1998 and 1997, net core deposit intangible assets totaled $17.2 million and $14.3 million, respectively. Amortization expense related to core deposits was $3.8 million in 1998, $4.1 million in 1997 and $4.5 million in 1996.
         The Corporation records, as a separate asset, rights to service mortgage loans for others whether the loans were acquired through the purchase or origination of the loans. For purposes of measuring impairment, the rights are stratified based on product type and interest rate bands. The cost of mortgage servicing rights is being amortized in proportion to and over the period of estimated net servicing income. The realization of these assets is periodically evaluated in relation to net servicing revenues using a discounted cash flow basis and is adjusted appropriately for any impairment of the underlying assets. At December 31, 1998 and 1997, net mortgage servicing right assets totaled $33.1 million and $25.8 million, respectively. Amortization expense related to these mortgage servicing rights was $6.5 million in 1998, $5.2 million in 1997 and $3.9 million in 1996.

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

Derivative Financial Instruments
         Derivatives are used to hedge interest rate exposures by modifying the interest rate characteristics of specific balance sheet instruments. The Corporation regularly enters into certain derivative financial instruments in the form of forward interest rate contracts, as part of its normal asset/liability management strategies. The Corporation's obligations under forward contracts consist of commitments to sell mortgage loans, originated and/or purchased, in the secondary market at a future date. These obligations are entered into by the Corporation in order to fix the interest rate at which it can offer mortgage loans to its customers or purchase mortgage loans from other financial institutions. Realized gains and losses on forward contracts and the sale of mortgage loans in the secondary market are recorded upon the sale of the mortgages and included in other income. Any decline in market value of mortgages held for sale by the Corporation at the end of a financial reporting period is recognized at that time.

Statements of Cash Flows
         For purposes of reporting cash flows, cash and cash equivalents include cash on hand and amounts due from banks.
         The Corporation paid income taxes approximating $46.5 million in 1998, $34.5 million in 1997 and $36.0 million in 1996. Interest paid on deposit liabilities and other borrowings approximated $195.0 million in 1998, $166.2 million in 1997 and $163.7 million in 1996. For the years ended December 31, 1998, 1997 and 1996, noncash transfers from loans to foreclosed properties were $1.9 million, $1.7 million and $1.5 million, respectively.

Per Share Data
         All per share data and number of common shares have been restated to reflect the two-for-one stock split that was approved by the Corporation's Board of Directors in February 1998.
         Basic earnings per share (EPS) was computed by dividing net income by the weighted average shares of common stock outstanding, 72,881,323 in 1998, 72,768,926 in 1997 and 69,821,366 in 1996. Diluted EPS for 1998 and 1997 was
computed by dividing net income by the sum of the weighted average shares of common stock outstanding and for the effect of stock options outstanding in 1998 and 1997. The effect of the stock options was to increase the weighted average number of shares by 64,706 for 1998 and 16,876 for 1997, for computing diluted EPS. For 1996, the weighted average shares outstanding were the same for computing basic and diluted EPS because the Corporation did not have any dilutive securities outstanding.

RECENT PRONOUNCEMENTS
         In June 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosures About Segments of an Enterprise and Related Information." This statement establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. This statement was effective for fiscal years beginning after December 15, 1997. The Corporation's principal activities did not constitute separate segments of its business but encompassed traditional banking activities which offered similar products and services within the same primary geographic area and regulatory and economic environment.
         In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. This statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The adoption of this statement will not have a material impact on the Corporation's consolidated financial statements.
         In October 1998, the FASB issued SFAS No. 134, "Accounting for Mortgage-Backed Securities Retained After the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise." This statement amends SFAS No. 65, "Accounting for Certain Mortgage Banking Activities" and will affect accounting and reporting standards for classifying securitized mortgage loans held for sale. This statement shall be effective for the first fiscal quarter beginning after December 15, 1998. The adoption of this statement will not have a material impact on the Corporation's consolidated financial statements.

NOTE 2 - BUSINESS COMBINATIONS
         On March 13, 1998, Smith County Bank (SCB) in Taylorsville, Mississippi was merged with the Corporation in a business combination accounted for by the purchase method of accounting. At the merger date, SCB had $44 million in net loans, $98 million in total assets and $88 million in total deposits. The shareholders of SCB received 725 thousand shares of the Corporation's common stock in connection with the merger. Excess cost over net assets acquired equaled $6.7 million and has been allocated to core deposit intangibles. SCB's results of operations, which are not material, have been included in the financial statements from the merger date.
         On September 19, 1997, Perry County Bank (PCB) in New Augusta, Mississippi was merged with the Corporation and accounted for as a purchase business combination. The shareholders of PCB received 411 thousand shares of the Corporation's common stock and $3.5 million cash. The Corporation received assets of $43.3 million and assumed liabilities of $37 million. Excess cost over net assets acquired equaled $2.7 million and has been allocated to core deposits. The results of operations, which are not material, have been included in the financial statements from the merger date.
         On February 28, 1997, the Corporation completed its merger with First Corinth Corporation (FCC) and its subsidiary, National Bank of Commerce of Corinth (NBC). The Corporation issued 3 million shares of common stock in the merger which was accounted for as a pooling of interests business combination. As a result of this transaction, the Corporation has restated its financial statements to include FCC and NBC as of January 1, 1997. Prior years' financial statements were not restated as the changes would have been immaterial.
         On February 4, 1999, the Corporation entered into a definitive agreement to acquire the Dan Bottrell Agency, Inc. (Bottrell), an independent insurance agency, located in Jackson, Mississippi with approximately $9 million in total assets. The Corporation will exchange its common stock for all the issued and outstanding common stock of Bottrell. The Corporation will issue between 750 thousand and 1.1 million shares of common stock based on the Corporation's 15 day average market price, to be determined prior to the effective date. The transaction, which will be accounted for as a purchase business combination, is subject to the approval of the shareholders of Bottrell and regulatory authorities and is expected to be completed by the end of the first quarter of 1999.

NOTE 3 - CASH AND DUE FROM BANKS
         The Corporation is required to maintain average reserve balances with the Federal Reserve Bank based on a percentage of deposits. The average amount of those reserves for the years ended December 31, 1998 and 1997, was $15.6 million and $7.1 million, respectively.

NOTE 4 - SECURITIES AVAILABLE FOR SALE AND HELD TO MATURITY
         A summary of the amortized cost and estimated fair value of securities available for sale and held to maturity at December 31, 1998 and 1997 follows ($ in thousands):


                                             Securities Available for Sale                      Securities Held to Maturity
                                    ---------------------------------------------    -----------------------------------------------
                                                 Gross        Gross    Estimated       Gross        Gross     Estimated
                                    Amortized  Unrealized   Unrealized    Fair        Amortized   Unrealized  Unrealized      Fair
                                      Cost       Gains       (Losses)     Value         Cost        Gains      (Losses)      Value
1998                                ---------  ----------  ----------  ----------    ----------  -----------  ----------  ----------
U.S. Treasury and other U.S.
    Government agencies             $ 362,930  $   12,597  $     (100)  $  375,427   $  132,388  $     4,039  $        0  $  136,427
Obligations of states and political
    subdivisions                                                                        239,441       10,637         (56)    250,022
Debt securities of foreign governments                                                      100                                  100
Mortgage-backed securities            353,300       4,258        (167)     357,391      799,584        6,848        (476)    805,956
Other securities                       31,166      11,197        (185)      42,178
                                    ---------  ----------  ----------   ----------   ----------  -----------  ----------  ----------
           Total                    $ 747,396  $   28,052  $     (452)  $  774,996   $1,171,513  $    21,524  $     (532) $1,192,505
                                    =========  ==========  ==========   ==========   ==========  ===========  ==========  ==========

1997
U.S. Treasury and other U.S.
    Government agencies             $ 480,965  $    6,197  $     (912)  $  486,250   $  221,929  $     1,621  $     (243) $  223,307
Obligations of states and political
    subdivisions                                                                        230,642        7,319      (1,257)    236,704
Debt securities of foreign governments                                                      100                                  100
Mortgage-backed securities             97,853         334        (211)      97,976      944,257        5,843      (3,044)    947,056
Other securities                       14,159      12,213        (127)      26,245
                                    ---------  ----------  ----------   ----------   ----------  -----------  ----------  ----------

           Total                    $ 592,977  $   18,744  $   (1,250)  $  610,471   $1,396,928  $    14,783  $   (4,544) $1,407,167
                                    =========  ==========  ==========   ==========   ==========  ===========  ==========  ==========

         The amortized cost and estimated fair value of securities available for sale and held to maturity at December 31, 1998, by contractual maturity, are shown below ($ in thousands). Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                               Securities               Securities
                                           Available for Sale        Held to Maturity
                                         -----------------------  -----------------------
                                                       Estimated                Estimated
                                         Amortized       Fair      Amortized      Fair
                                            Cost         Value        Cost        Value
                                         ----------    ---------  ----------   ----------
Due in one year or less                  $   25,848   $  26,020   $   27,860   $   28,077
Due after one year through five years       288,973     301,378      224,436      231,270
Due after five years through ten years                                96,496      103,139
Due after ten years                          79,275      90,207       23,137       24,063
                                         ----------   ---------   ----------   ----------
                                            394,096     417,605      371,929      386,549
Mortgage-backed securities                  353,300     357,391      799,584      805,956
                                        -----------   ---------   ----------   ----------
            Total                        $  747,396   $ 774,996   $1,171,513   $1,192,505
                                         ==========   =========   ==========   ==========

         Gross gains and losses as a result of calls and dispositions of securities available for sale were $755 thousand and $12 thousand, respectively, in 1998, $640 thousand and $97 thousand, respectively, in 1997 and $106 thousand and $86 thousand, respectively, in 1996.
         During 1998, 1997 and 1996, there were no sales of securities held to maturity. Gross gains of $122 thousand, $6 thousand and $93 thousand were realized on calls and other dispositions of these securities during 1998, 1997 and 1996, respectively.
         Securities with a carrying value of $1.81 billion and $1.82 billion at December 31, 1998 and 1997, respectively, were pledged to collateralize public deposits, securities sold under agreements to repurchase, and for other purposes as required or permitted by law.

NOTE 5 - LOANS
         At December 31, 1998 and 1997, loans consisted of the following ($ in thousands):
                                                         1998           1997
                                                     -----------    -----------
Real estate loans:
     Construction and land development               $   251,654    $   195,728
     Secured by 1-4 family residential properties      1,106,735        699,486
     Secured by nonfarm, nonresidential properties       508,194        446,492
     Other                                                72,445         70,592
Loans to finance agricultural production                  39,682         38,466
Commercial and industrial                                721,483        702,361
Loans to individuals for personal expenditures           773,578        701,132
Obligations of states and political subdivisions         141,152         79,178
Loans for purchasing or carrying securities               24,854         17,622
Other loans                                               62,541         32,598
                                                     -----------    -----------
     Loans                                             3,702,318      2,983,655
     Allowance for loan losses                           (66,150)       (64,100)
                                                     -----------    -----------
         Net loans                                   $ 3,636,168    $ 2,919,555
                                                     ===========    ===========

         Changes in the allowance for loan losses were as follows ($ in thousands):

                                                  1998       1997       1996
                                                --------   --------   --------
Balance at January 1                            $ 64,100   $ 63,000   $ 62,000
Provision charged to expense                       7,771      4,682      5,783
Loans charged off                                (12,272)    (8,960)    (9,272)
Recoveries                                         5,251      4,034      4,489
Allowance applicable to loans of acquired banks    1,300      1,344
                                                --------   --------   --------
Balance at December 31                          $ 66,150   $ 64,100   $ 63,000
                                                ========   ========   ========

         The Corporation makes loans in the normal course of business to certain directors, including their immediate families and companies in which they are principal owners. Such loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons, and do not involve more than the normal risk of collectibility at the time of the transaction. At December 31, 1998 and 1997, total loans to these persons were $90.6 million and $63.5 million, respectively. During 1998, $360 million of new loan advances were made while repayments were $332.9 million.
         At December 31, 1998 and 1997, the carrying amounts of nonaccrual loans were $13.3 million and $14.2 million, respectively. Included in these nonaccrual loans at December 31, 1998 and 1997, are loans that are considered to be impaired and totaled $10.1 million and $11 million, respectively. As a result of direct write-downs, the specific allowance related to these impaired loans was not material. The average carrying amounts of impaired loans during 1998 and 1997 were $11 million and $9.9 million, respectively. No material amounts of interest income were recognized on impaired loans or nonaccrual loans for the years ended December 31, 1998, 1997 and 1996.

NOTE 6 - PREMISES AND EQUIPMENT
    Premises and equipment are summarized as follows ($ in thousands):

                                                           December 31,
                                                       -------------------
                                                         1998       1997
                                                       --------   --------
Land                                                   $ 12,664   $ 12,070
Buildings and leasehold improvements                     83,739     81,486
Furniture and equipment                                  77,343     70,057
                                                       --------   --------
                                                        173,746    163,613
Less accumulated depreciation and amortization          102,996     95,655
                                                       --------   --------
     Premises and equipment                            $ 70,750   $ 67,958
                                                       ========   ========

NOTE 7 - SECURITIES  SOLD UNDER  REPURCHASE  AGREEMENTS
         At December 31, 1998 and 1997, the carrying values of securities sold under repurchase agreements, by contractual maturity, are shown below ($ in thousands):

                                              Carrying Value
                                           --------------------
                                             1998       1997
                                           --------    --------
Demand                                     $377,241    $295,338
In one day                                  245,445     162,085
Term up to 30 days                           39,979      42,067
Term of 30 to 90 days                        52,436      62,844
Term of 90 days and over                    266,898     102,898
                                           --------    --------
      Total                                $981,999    $665,232
                                           ========    ========

         The weighted average interest rate for these repurchase agreements was 4.39% and 5.59% at December 31, 1998 and 1997, respectively. The repurchase agreements are collateralized by specific U. S. Treasury and other U. S. Government agency securities with carrying values of $994.9 million at December 31, 1998 and $675.8 million at December 31, 1997. Fair values at December 31, 1998 and 1997, approximated $1 billion and $678.8 million, respectively.

NOTE 8 - SHORT-TERM BORROWINGS
         The Corporation's short-term borrowings at December 31, 1998 and 1997 are presented below ($ in thousands):
                                              1998       1997
                                            --------   --------
Federal Home Loan Bank                      $340,000   $
Treasury tax and loan note option account     33,056     73,867
Other                                         16,487     66,191
                                            --------   --------
     Total                                  $389,543   $140,058
                                            ========   ========

         Short-term borrowings serve as an alternate source of low cost funding for the Corporation. The Corporation's short-term borrowings primarily consist of the treasury tax and loan note option account (TT&L) and advances from the Federal Home Loan Bank (FHLB).
         The TT&L account, which is an open-ended interest bearing note maintained at the Federal Reserve Bank, is collateralized by a pledge of U. S. Treasury, U. S. Government Agencies and State, County and Municipal securities as required by the Department of the Treasury. Interest is charged at the weekly Federal Funds rate minus 25 basis points.
         The Corporation became a member of the FHLB during October 1998 and has made advances of $340 million. These advances are collateralized by a blanket lien on the Corporation's 1-4 family mortgage loans. These advances mature in October 1999 and have floating rates ranging from 5.02% to 5.39%.

NOTE 9 - INCOME TAXES
         The income tax provision included in the statements of income is as follows ($ in thousands):
                                                 1998        1997       1996
                                               --------    --------   --------
Current:
      Federal                                  $ 43,151    $ 32,076   $ 31,767
      State                                       4,484       2,696      2,730
Deferred:
      Federal                                    (1,575)      1,038     (1,879)
      State                                        (276)         89       (327)
                                               --------    --------   --------
          Income tax provision                 $ 45,784    $ 35,899   $ 32,291
                                               ========    ========   ========

         The income tax provision differs from the amount computed by applying the statutory federal income tax rate of 35% to income before income taxes as a result of the following ($ in thousands):

                                              1998        1997        1996
                                            --------    --------    --------
Income tax computed at statutory tax rate   $ 45,184    $ 37,437    $ 34,101
Tax exempt interest                           (4,339)     (3,702)     (3,103)
Nondeductible interest expense                   555         536         470
State income taxes, net                        4,208       2,785       2,403
Other                                            176      (1,157)     (1,580)
                                            --------    --------    --------
          Income tax provision              $ 45,784    $ 35,899    $ 32,291
                                            ========    ========    ========

         Temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities give rise to the following net deferred tax asset, which is included in other assets ($ in thousands):

                                                         1998        1997
                                                       --------    --------
Deferred Tax Assets:
     Allowance for loan losses                         $ 24,856    $ 24,321
     Deferred compensation                                4,690       4,207
     Capitalized mortgage servicing costs                   764       1,114
     Core deposit intangibles                             1,896       1,837
     Other                                                3,652       2,394
                                                       --------    --------
           Total gross deferred tax asset                35,858      33,873

Deferred Tax Liabilities:
     Unrealized securities gains                        (10,557)     (6,691)
     Pension plan                                        (1,585)     (1,911)
     Discount accretion on securities                      (879)       (878)
     Accelerated depreciation and amortization             (759)       (458)
     Other                                                 (727)       (608)
                                                       --------    --------
           Total gross deferred tax liability           (14,507)    (10,546)
                                                       --------    --------
              Net deferred tax asset                   $ 21,351    $ 23,327
                                                       ========    ========

         The Corporation has evaluated the need for a valuation allowance and, based on the weight of the available evidence, has determined that it is more likely than not that all deferred tax assets will be realized. The income tax provision included $331 thousand in 1998, $210 thousand in 1997 and $43 thousand in 1996 resulting from securities transactions.

NOTE 10 - EMPLOYEE BENEFIT PLANS

Pension Plan
         The Corporation maintains a defined noncontributory pension plan which covers substantially all employees with more than one year of service. The plan provides pension benefits that are based on the length of credited service and final average compensation as defined in the plan. The Corporation's policy is to fund amounts allowable for federal income tax purposes. The following table represents reconciliations of beginning and ending balances of the benefit obligation and fair value of plan assets as well as the funded status of the plan for December 31, 1998 and 1997 ($ in thousands):

                                                             1998        1997
                                                           --------    --------
Change in benefit obligation
    Projected benefit obligation, beginning of year        $ 42,650    $ 38,836
    Service cost                                              3,038       2,892
    Interest cost                                             3,137       2,860
    Actuarial loss (gain)                                     1,316        (407)
    Benefit payments                                         (1,695)     (1,531)
                                                           --------    --------
    Projected benefit obligation, end of year                48,446      42,650

Change in plan assets
    Fair value of plan assets, beginning of year             57,749      43,448
    Actual return on plan assets                              3,563      12,299
    Employer contributions                                    3,552
    Benefit payments                                         (1,695)     (1,531)
    Expenses                                                    (20)        (19)
                                                           --------    --------
    Fair value of plan assets, end of year                   59,597      57,749
                                                           --------    --------

Funded status
    Plan assets in excess of projected benefit obligation    11,151      15,099
    Remaining unrecognized transition asset                  (1,304)     (1,667)
    Unrecognized prior service cost                           1,831       2,092
    Unrecognized net gain                                    (7,533)    (10,513)
                                                           ========    ========
    Prepaid pension assets recorded in balance sheets      $  4,145    $  5,011
                                                           ========    ========


         Net pension costs included the following components ($ in thousands):

                                                     1998        1997        1996
                                                   --------    --------    --------
Service cost - benefits earned during the period   $  3,038    $  2,892    $  2,776
Interest cost on projected benefit obligation         3,137       2,860       2,549
Actual return on assets                              (3,562)    (12,299)     (5,570)
Net amortization and deferral                        (1,747)      8,474       2,233
                                                   --------    --------    --------
Net pension costs                                  $    866    $  1,927    $  1,988
                                                   ========    ========    ========

         The weighted average discount rate used in determining the actuarial present value of the projected benefit obligation was 7.25% in 1998 and 7.50% in 1997 and 1996. The rate of increase in future compensation was 4.0% for all years presented. The expected long-term rate of return on plan assets was 9.0% in 1998 and 8.5% in 1997 and 1996.

         The Corporation does not provide any significant post-retirement or post-employment benefits to its employees other than pension benefits.

Defined Contribution Plans
         Effective January 1, 1997, the Corporation converted its profit sharing plan into an employee stock ownership plan which covers substantially all employees with more than one year of service. The contributions made to these plans are at the Board of Directors' discretion and were $2.2 million in 1997 and $2.2 million in 1996. No contributions were made to this plan in 1998.
         Also, the Corporation provides its employees with a self directed 401(k) retirement plan that allows an employee to defer the greater of 15% of base pay or $7,000. The Corporation made an employer contribution of $2.5 million to the 401(k) plan in 1998. The Corporation did not contribute to the 401(k) plan in 1997 or 1996.

Deferred Compensation Plan
         The Corporation provides a deferred compensation plan covering its directors, key executives and senior officers. Participants of the deferred compensation plan can defer a portion of their compensation for payment after retirement. Life insurance contracts have been purchased which may be used to fund payments under the plan. Net expenses related to this plan were $446 thousand in 1998, $747 thousand in 1997 and $601 thousand in 1996.

Long-Term Incentive Plan
         During 1997, the Corporation adopted an incentive stock plan which includes the granting of incentive stock options and nonqualified stock options. Stock options are granted at a price equal to the market value of the stock at the date of grant and are exercisable for a period not to exceed ten years from the date of grant. The maximum number of shares that can be granted under this plan is 7.0 million shares.

         The following table summarizes the Corporation's option activities for 1998 and 1997:

                                                1998                    1997
                                        ---------------------   ---------------------
                                        Number of   Weighted    Number of   Weighted
                                          Shares    Avg Price    Shares     Avg Price
                                        ---------   ---------   -------     ---------

Options outstanding at January 1         172,000    $   13.18
Options granted                          208,500    $   22.56   172,000     $   13.18
                                         -------                -------
Options outstanding at December 31       380,500    $   18.32   172,000     $   13.18
                                         =======                =======
Options exercisable at year-end           85,000    $   12.81    56,000     $   12.44
                                         =======                =======
Weighted average fair value of options
  granted during the year                           $   10.56               $   11.52
                                                    =========               =========

         The Corporation accounts for the incentive stock plan under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," under which no compensation cost has been recognized. Had compensation expense been recognized consistent with SFAS No. 123, "Accounting for Stock-Based Compensation, " pro forma net income would have been $83.0 million and $70.8 million for 1998 and 1997, respectively, while pro forma basic and diluted EPS would not have changed.
         For pro forma calculations, the fair value of each grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for grants in 1998 and 1997, respectively: risk-free investment rate of 5.12% and 7.07%, expected volatility of 34.46% and 23.60%, and an expected life of 10 years for both years.

NOTE 11 - COMMITMENTS AND CONTINGENCIES
Lease Commitments
         The Corporation currently has lease commitments for banking premises and general offices and equipment which expire from 1999 to 2026. The majority of these commitments contain renewal options which extend the base lease from 5 to 20 years. Rental expense approximated $3.4 million in 1998, $3.0 million in 1997 and $2.8 million in 1996.
         Minimum rental commitments at December 31, 1998, under material, noncancellable leases for banking premises and general offices and equipment, were as follows ($ in thousands):

     Year ended                        Minimum Rental
    December 31,                         Commitment
    ------------                       --------------
        1999                              $    972
        2000                                   781
        2001                                   661
        2002                                   499
        2003                                   392
        Thereafter                           1,404

Legal Proceedings
         The Corporation and its subsidiaries are parties to lawsuits and other claims that arise in the ordinary course of business; some of the lawsuits assert claims related to the lending, collection, servicing, investment, trust and other business activities; and some of the lawsuits allege substantial claims for damages. The cases are being vigorously contested. In the regular course of business, Management evaluates estimated losses or costs related to litigation, and provision is made for anticipated losses whenever Management believes that such losses are probable and can be reasonably estimated. At the present time, Management believes, based on the advice of legal counsel, that the final resolution of pending legal proceedings will not have a material impact on the Corporation's consolidated financial position or results of operations.

NOTE 12 - OFF-BALANCE SHEET INSTRUMENTS
         The Corporation makes commitments to extend credit and issues standby and commercial letters of credit in the normal course of business in order to fulfill the financing needs of its customers. The Corporation also engages in forward contracts in order to manage its own exposure to the risks of interest rate fluctuations.
         Commitments to extend credit are agreements to lend money to customers pursuant to certain specified conditions. Commitments generally have fixed expiration dates or other termination clauses. Since many of these commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Corporation applies the same credit policies and standards as it does in the lending process when making these commitments. The collateral obtained is based upon the assessed creditworthiness of the borrower.
         Standby and commercial letters of credit are conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party. Essentially, the same policies regarding credit risk and collateral which are followed in the lending process are used when issuing letters of credit.
         Forward contracts, a type of derivative financial instrument, are agreements to purchase or sell securities or other money market instruments at a future specified date at a specified price or yield. As of December 31, 1998, the Corporation's exposure under forward contracts represents commitments to sell mortgages in the future and is immaterial.
         The Corporation's maximum exposure to credit loss in the event of nonperformance by the other party for loan commitments and letters of credit is represented by the contractual or notional amount of those instruments. However, for forward contracts, the contractual or notional amounts do not represent the Corporation's actual exposure to credit loss at December 31, 1998 and 1997, as represented below ($ in thousands):
                                                        Contractual or
                                                        Notional Amount
                                                   -----------------------
                                                      1998        1997
                                                   ----------   ----------
Financial instruments whose contractual
  amounts represent credit risk:
    Loan commitments                               $1,031,682   $  795,444
    Standby and commercial letters
      of credit written                                36,904       33,823
Financial instruments whose contractual or
   notional amounts exceed the amount of
   credit risk:
     Forward contracts                                207,450       82,675

NOTE 13 - SHAREHOLDERS' EQUITY
General
         In February 1998, the Corporation's Board of Directors approved a two-for-one stock split to shareholders of record on March 20, 1998. The additional shares of common stock were issued on March 30, 1998. All related share information has been restated to reflect the two-for-one split.

        At the Corporation's annual shareholders' meeting held April 14, 1998, the shareholders approved increasing the Corporation's number of authorized shares of common stock from 100 million to 250 million. This increase allows the Corporation to issue additional shares of common stock to consummate business combinations, implement stock splits or for other corporate purposes.
        On November 10, 1998, the Corporation's Board of Directors authorized the repurchase of up to 7.5%, or 5.46 million shares, of common stock. In conjunction with the share repurchase program, the Corporation has purchased 242 thousand shares of common stock. The repurchase program, which is subject to market conditions and management discretion, has been implemented through open market purchases or privately negotiated transactions. In connection with business combinations, the Corporation purchased and retired 692 thousand shares of its common stock in 1998 and 444 thousand in 1997.

Regulatory
         The   Corporation   and  the  Bank  are  subject  to  minimum   capital
requirements which are administered by various Federal regulatory agencies. These capital requirements, as defined by federal guidelines, involve quantitative and qualitative measures of assets, liabilities and certain off-balance sheet instruments. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the financial statements of the Corporation and Bank.
         Management believes, as of December 31, 1998, that the Corporation and the Bank meet all capital adequacy requirements to which they are subject. At December 31, 1998, the most recent notification from the Office of the Comptroller of the Currency (OCC) categorized the Bank as well capitalized. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios (defined in applicable regulations) as set forth in the table below. There are no significant conditions or events that have occurred since the OCC's notification that Management believes has affected the Bank's present classification.

         The Corporation's and the Bank's actual regulatory capital amounts and ratios are presented in the table below ($ in thousands):


                                                                                                Minimum Regulatory
                                                         Actual           Minimum Regulatory     Provision to be
                                                    Regulatory Capital     Capital Required      Well Capitalized
                                                    ------------------    ------------------    -----------------
                                                     Amount     Ratio      Amount      Ratio     Amount    Ratio
                                                    --------    ------    --------     -----    --------   ------
At December 31, 1998:
       Total Capital (to Risk Weighted Assets)
            Trustmark Corporation                   $667,621    17.47%    $305,761     8.00%       N/A
            Trustmark National Bank                 $654,302    17.16%    $305,078     8.00%    $381,348   10.00%

       Tier 1 Capital (to Risk Weighted Assets)
            Trustmark Corporation                   $619,619    16.21%    $152,881     4.00%       N/A
            Trustmark National Bank                 $606,405    15.90%    $152,539     4.00%    $228,809    6.00%

       Tier 1 Capital (to Average Assets)
            Trustmark Corporation                   $619,619     9.88%    $250,749     4.00%       N/A
            Trustmark National Bank                 $606,405     9.69%    $250,373     4.00%    $312,966    5.00%

At December 31, 1997:
       Total Capital (to Risk Weighted Assets)
            Trustmark Corporation                   $612,460    19.25%    $254,493     8.00%       N/A
            Trustmark National Bank                 $596,304    18.81%    $253,597     8.00%    $316,996   10.00%

       Tier 1 Capital (to Risk Weighted Assets)
            Trustmark Corporation                   $572,395    17.99%    $127,246     4.00%       N/A
            Trustmark National Bank                 $556,377    17.55%    $126,798     4.00%    $190,198    6.00%

       Tier 1 Capital (to Average Assets)
            Trustmark Corporation                   $572,395    10.63%    $215,411     4.00%       N/A
            Trustmark National Bank                 $556,377    10.35%    $214,938     4.00%    $268,672    5.00%

         Dividends paid by the Corporation are substantially funded from dividends received from the Bank. The Bank's regulators limit the amount of dividends that may be declared without prior approval. At December 31, 1998, approximately $137.4 million of undistributed earnings of the Bank included in consolidated surplus and retained earnings was available for future distribution to the Corporation as dividends without prior regulatory approval.

Comprehensive Income
         In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." Comprehensive Income is the change in equity during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.
         In addition to net income, the Corporation has identified changes related to other nonowner transactions in the Consolidated Statement of Changes in Shareholders' Equity and Comprehensive Income. Changes in other nonowner transactions consist entirely of changes in unrealized holding gains and losses on securities available for sale.
         In the calculation of comprehensive income, certain reclassification adjustments are made to avoid double counting items that are displayed as part of net income and other comprehensive income in that period or earlier periods. The following table reflects the reclassification amounts and the related tax effects of changes in unrealized holding gains and losses on securities available for sale for the three years ended December 31, 1998, 1997 and 1996 ($ in thousands):

                                                                        1998                                    1997
                                                      -------------------------------------    ------------------------------------
                                                      Before Tax   Tax (Expense)  After Tax    Before Tax   Tax (Expense) After Tax
                                                        Amount      or Benefit      Amount        Amount      or Benefit   Amount
                                                      ----------   ------------   ---------    ----------   ------------  ---------
Net unrealized holding gains (losses)
arising during the period                             $   10,972   ($     4,197)  $   6,775    $   12,844   ($     4,913) $   7,931

Reclassification adjustment for
gains included in net income                                (865)           331        (534)         (549)           210       (339)

                                                      ----------   ------------   ---------    ----------   ------------  ---------
Net change in unrealized gains (losses) on securities $   10,107   ($     3,866)  $   6,241    $   12,295   ($     4,703) $   7,592
                                                      ==========   ============   =========    ==========   ============  =========



                                                                        1996
                                                      -------------------------------------
                                                      Before Tax   Tax (Expense)  After Tax
                                                        Amount      or Benefit      Amount
                                                      ----------   ------------   ---------
Net unrealized holding gains (losses)
arising during the period                             ($   3,534)  $      1,352   ($  2,182)

Reclassification adjustment for
gains included in net income                                (113)            43         (70)

                                                      ----------   ------------   ---------
Net change in unrealized gains (losses) on securities ($   3,647)  $      1,395   ($  2,252)
                                                      ==========   ============   =========

NOTE 14 - FAIR VALUES OF FINANCIAL INSTRUMENTS
         The carrying amounts and estimated fair values of financial instruments at December 31,1998 and 1997, are as follows ($ in thousands):

                                               1998                     1997
                                     -----------------------   -----------------------
                                      Carrying    Estimated     Carrying    Estimated
                                        Value     Fair Value      Value     Fair Value
                                     ----------   ----------   ----------   ----------
Financial Assets:
   Cash and short-term investments   $  498,146   $  498,146   $  363,341   $  363,341
   Trading account securities             1,053        1,053           99           99
   Securities available for sale        774,996      774,996      610,471      610,471
   Securities held to maturity        1,171,513    1,192,505    1,396,928    1,407,167
   Net loans                          3,636,168    3,721,336    2,919,555    2,944,308
   Mortgage servicing rights             33,077       46,620       25,759       44,450
Financial Liabilities:
   Deposits                           3,946,397    3,953,467    3,818,949    3,829,505
   Short-term liabilities             1,708,088    1,708,088    1,088,758    1,088,758


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

Loans
         The fair values of loans are  estimated  for  portfolios  of loans with similar financial characteristics. For variable rate loans that reprice frequently with no significant change in credit risk, fair values are based on carrying values. The fair values of certain mortgage loans, such as 1-4 family residential properties, are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. The fair values of other types of loans are estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

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

Short-term Liabilities
         The carrying amounts for federal funds purchased, securities sold under repurchase agreements, short-term borrowings and other liabilities approximate their fair values.

Off-Balance Sheet Instruments
         The fair values of loan commitments, letters of credit and forward contracts approximate the fees currently charged for similar agreements or the estimated cost to terminate or otherwise settle similar obligations. The fees associated with these financial instruments, or the estimated cost to terminate, as applicable, are immaterial.

NOTE 15 - TRUSTMARK CORPORATION (Parent Company Only) FINANCIAL INFORMATION ($in thousands)

                                 BALANCE SHEETS

                                                           December 31,
                                                       -------------------
                                                         1998       1997
                                                       --------   --------
Assets
Investment in bank                                     $634,618   $574,894
Other assets                                             17,516     18,776
                                                       --------   --------
    Total Assets                                       $652,134   $593,670
                                                       ========   ========


Liabilities and Shareholders' Equity
Accrued expenses                                       $    258   $     45
Shareholders' equity                                    651,876    593,625
                                                       --------   --------
    Total Liabilities and Shareholders' Equity         $652,134   $593,670
                                                       ========   ========



                              STATEMENTS OF INCOME

                                                         Year Ended December 31,
                                                       ---------------------------
                                                         1998      1997      1996
                                                       -------   -------   -------
Revenue
Dividends received from bank                           $44,522   $31,739   $17,513
Equity in undistributed earnings of subsidiaries        37,823    38,438    47,393
Other income                                             1,424     1,358       800
                                                       -------   -------   -------
                                                        83,769    71,535    65,706
Expenses                                                   455       471       567
                                                       -------   -------   -------
Net Income                                             $83,314   $71,064   $65,139
                                                       =======   =======   =======

                            STATEMENTS OF CASH FLOWS

                                                                      Year Ended December 31,
                                                                 --------------------------------
                                                                   1998        1997        1996
                                                                 --------    --------    --------
Operating Activities
Net income                                                       $ 83,314    $ 71,064    $ 65,139
Adjustments to reconcile net income to net cash provided by
     operating activities:
        Increase in investment in subsidiaries                    (37,823)    (38,438)    (47,393)
        Other                                                         376         410        (630)
                                                                 --------    --------    --------
Net cash provided by operating activities                          45,867      33,036      17,116

Investing Activities
Net cash paid in connection with business combination                          (1,319)
Purchases of securities available for sale                                       (167)       (733)
Proceeds from sales of securities available for sale                1,179
                                                                 --------    --------    --------
Net cash provided (used) by investing activities                    1,179      (1,486)       (733)

Financing Activities
Cash dividends paid                                               (25,648)    (21,286)    (17,455)
Common stock purchased and retired                                (21,365)     (6,729)
                                                                 --------    --------    --------
Net cash provided by financing activities                         (47,013)    (28,015)    (17,455)
                                                                 --------    --------    --------
Increase (decrease) in cash and cash equivalents                       33       3,535      (1,072)
Cash and cash equivalents at beginning of year                      4,920       1,385       2,457
                                                                 --------    --------    --------
Cash and cash equivalents at end of year                         $  4,953    $  4,920    $  1,385
                                                                 ========    ========    ========

         The Corporation paid income taxes of approximately $46.5 million in 1998, $34.5 million in 1997 and $36.0 million in 1996. Interest paid by the parent company was $12 thousand in 1998. No interest was paid during 1997 and 1996.

SELECTED FINANCIAL DATA
(unaudited)
($ in thousands except per share data)

                                                                       Year Ended December 31,
                                                        ----------------------------------------------------
                                                          1998       1997       1996       1995       1994
                                                        --------   --------   --------   --------   --------
Consolidated Statements of Income
    Total interest income                               $420,100   $376,892   $358,063   $348,341   $315,449
    Total interest expense                               191,900    172,887    164,006    162,741    125,968
                                                        --------   --------   --------   --------   --------
    Net interest income                                 228,200    204,005    194,057    185,600    189,481
    Provision for loan losses                             7,771      4,682      5,783      2,439      2,786
    Noninterest income                                   89,060     75,555     66,974     59,467     48,670
    Noninterest expense                                 180,391    167,915    157,818    151,288    151,123
                                                        --------   --------   --------   --------   --------
    Income before income taxes                          129,098    106,963     97,430     91,340     84,242
    Income taxes                                         45,784     35,899     32,291     31,582     29,237
                                                        --------   --------   --------   --------   --------
    Net income                                         $ 83,314   $ 71,064   $ 65,139   $ 59,758   $ 55,005
                                                        ========   ========   ========   ========   ========

Per Share Data
     Earnings per share
         Basic and Diluted                                 $1.14      $0.98      $0.93      $0.86      $0.79
                                                           =====      =====      =====      =====      =====
     Cash dividends per share                              $0.35      $0.29      $0.25      $0.22      $0.21
                                                           =====      =====      =====      =====      =====

                                                                         December 31,
                                              --------------------------------------------------------------
                                                 1998         1997         1996         1995         1994
                                              ----------   ----------   ----------   ----------   ----------
Consolidated Balance Sheets
   Total assets                               $6,355,190   $5,545,158   $5,193,684   $4,992,592   $4,763,365
   Securities                                  1,946,509    2,007,399    1,953,202    1,842,325    1,862,351
   Loans                                       3,702,318    2,983,655    2,634,573    2,572,091    2,347,565
   Deposits                                    3,946,397    3,818,949    3,597,436    3,530,045    3,449,229

SUMMARY OF QUARTERLY  RESULTS OF OPERATIONS
(unaudited)
($ in thousands  except per share data)

                                                        1998
                              ---------------------------------------------------------
                                March 31        June 30     September 30   December 31
                              ------------   ------------   ------------   ------------
Interest income               $     98,865   $    103,561   $    107,179   $    110,495
Net interest income                 54,001         56,716         57,019         60,464
Provision for loan losses              799          2,168          2,221          2,583
Income before income taxes          30,605         32,197         32,678         33,618
Net income                          19,625         20,506         21,177         22,006
Earnings per share
      Basic and Diluted               0.27           0.28           0.29           0.30

                                                        1997
                              ---------------------------------------------------------
                                March 31        June 30     September 30   December 31
                              ------------   ------------   ------------   ------------

Interest income               $     91,806   $     93,826   $     94,115   $     97,145
Net interest income                 50,264         50,299         50,883         52,559
Provision for loan losses              908          1,357          1,013          1,404
Income before income taxes          26,986         26,015         26,078         27,884
Net income                          17,675         17,542         17,754         18,093
Earnings per share
      Basic and Diluted               0.24           0.24           0.25           0.25

PRINCIPAL MARKETS AND PRICES OF THE CORPORATION'S STOCK

                       Dividends           Stock Prices
                         Per          -----------------------
                        Share         High                Low
                       ---------      -----------------------
1998
 1st Quarter           $  0.0825      25 7/8          19 1/4
 2nd Quarter              0.0825      24 3/4          19 3/4
 3rd Quarter              0.0825      22 9/16         15 3/8
 4th Quarter              0.1050      22 7/8          15 1/8

1997
 1st Quarter           $  0.07        14 3/8          12 1/8
 2nd Quarter              0.07        14 3/4          12
 3rd Quarter              0.07        16 1/8          13 7/8
 4th Quarter              0.0825      24              14 5/8


         The Corporation's common stock is listed for trading on the NASDAQ stock market as stock symbol TRMK.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
         The following provides a narrative discussion and analysis of significant changes in Trustmark Corporation's (Trustmark) results of operations and financial condition. This discussion should be read in conjunction with the consolidated financial statements and the supplemental financial data included elsewhere in this report.
         The Private Securities Litigation Reform Act evidences Congress' determination that the disclosure of forward-looking information is desirable for investors and encourages such disclosure by providing a safe harbor for forward-looking statements by Management. Specifically, Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements with respect to the adequacy of the allowance for loan losses; the effect of legal proceedings on Trustmark's financial condition, results of operations and liquidity; Year 2000 compliance issues and market risk disclosures. Although Management of Trustmark believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. Such forward-looking statements are subject to certain risks, uncertainties and assumptions. Should one or more of these risks materialize, or should any such underlying assumptions prove to be significantly different, actual results may vary materially from those anticipated, estimated, projected or expected.

FINANCIAL SUMMARY
         Trustmark's net income increased 17.2% to $83.3 million in 1998 compared with $71.1 million in 1997 and $65.1 million in 1996. Basic and diluted earnings per share were $1.14 in 1998 compared with $0.98 and $0.93 in 1997 and 1996, respectively. Trustmark's increased performance for 1998, 1997 and 1996 was directly related to increases in net interest income, significant growth in noninterest income and controlled growth of noninterest expenses.
         Three financial ratios used to measure performance are return on average assets, return on average equity and the efficiency ratio. The return on average assets for 1998 increased to 1.41% compared with 1.34% in 1997 and 1.27% in 1996. The return on average equity also experienced growth in 1998 and reached 13.53% compared with 12.67% and 13.07% in 1997 and 1996, respectively. Trustmark's efficiency ratio for 1998 decreased to 55.8% from 59.0% in 1997 and 59.4% in 1996.
         At December 31, 1998, total loans were $3.7 billion, an increase of 24.1% from levels one year earlier. Total assets were $6.4 billion at December 31, 1998, a 14.6% increase from year end 1997. Total deposits at December 31, 1998 were $3.9 billion, an increase of 3.3% from year end 1997. Shareholders' equity was $652 million at December 31, 1998, a 9.8% increase over levels one year earlier.

BUSINESS COMBINATIONS
         Acquisitions have been a vital part of Trustmark's strategic plan. Management is continually evaluating new markets in which to expand and provide its financial services. On February 4, 1999, Trustmark entered into a definitive agreement to acquire the Dan Bottrell Agency, Inc., one of Mississippi's largest commercial insurance agencies. This transaction is another step toward Trustmark's strategic goal of becoming a diversified financial services corporation. This transaction, which will be accounted for as a purchase business combination, is expected to be completed in the first quarter of 1999.

         In March 1998, Smith County Bank in Taylorsville, Mississippi, was merged with Trustmark. This purchase business combination added $104 million in total assets at fair value, including $45 million in loans, and $88 million in total deposits at the merger date.
         In 1997, Trustmark completed two mergers with Mississippi financial institutions. In February, Trustmark completed its merger with First Corinth Corporation (FCC) and its subsidiary, National Bank of Commerce in a business combination accounted for as a pooling of interests. At the merger date, FCC and its subsidiary had $65 million in loans, $134 million in total assets and $113 million in total deposits. In September, Perry County Bank (PCB) of New Augusta, Mississippi, was merged with Trustmark in a purchase business combination. At the merger date, PCB had $24 million in loans, $46 million in total assets at fair value and $37 million in total deposits.

ASSET/LIABILITY MANAGEMENT
Overview
         Market risk is the risk of loss arising from adverse changes in market prices and rates. Trustmark has risk management policies to monitor and limit exposure to market risk. Trustmark's market risk is comprised primarily of interest rate risk created by its core banking activities in loans and deposits. Management continually develops and applies cost-effective strategies to manage these risks. In asset and liability management activities, policies are in place that are designed to manage interest rate risk. The Asset/Liability Committee sets the day-to-day operating guidelines and approves strategies affecting net interest income and coordinates activities within policy limits established by the Board of Directors. A key objective of the asset/liability management program is to quantify, monitor and manage interest rate risk and to assist Management in maintaining stability in the net interest margin under varying interest rate environments.

Market/Interest Rate Risk Management
         The primary purpose in managing interest rate risk is to effectively invest capital and to manage and preserve the value created by its core banking business. Trustmark utilizes an investment portfolio as well as off-balance sheet instruments to manage the interest rate risk naturally created through its business activities. The primary tool utilized by the Asset/Liability Committee is a modeling system that is run quarterly in order to provide information used to evaluate exposure to interest rate risk, to project earnings and manage balance sheet growth. This modeling system utilizes the following scenarios in order to give Management a method of evaluating Trustmark's interest rate, basis and prepayment risk under different conditions:

o        Rate shocked scenarios of up-and-down 100, 200 and 300 basis points.

o Yield curve twist of +/- 2 standard deviations of the change in spread of the three-month treasury bill and the 10-year treasury note yields.

o Basis risk scenarios where federal funds/prime spread widens and tightens 50 and 100 basis points.

o Prepayment risk scenarios, where projected prepayment speeds in an up-and-down 200 basis point rate scenario, are compared to current projected prepayment speeds.

         Static gap analysis is an additional tool that can be utilized for interest rate risk measurement. Management feels that this method for analyzing interest sensitivity does not provide a complete picture of Trustmark's exposure to interest rate changes since it illustrates a point-in-time measurement and, therefore, does not incorporate the effects of future balance sheet trends, changes in prepayment speeds or varying interest rate scenarios. This analysis is a relatively straightforward tool which is useful mainly in highlighting significant short-term repricing volume mismatches. Utilized in the table below are Management's assumptions relating to prepayments of certain loans and securities as well as the maturity for rate sensitive assets and liabilities. The following table presents Trustmark's rate sensitivity static gap analysis at December 31, 1998 ($ in thousands):
                                              Interest Sensitive Within
                                             ---------------------------
                                               90 days         One Year
                                             -----------     -----------
Total rate sensitive assets                  $ 1,866,236     $ 2,878,290
Total rate sensitive liabilities               2,347,848       3,395,822
                                             -----------     -----------
     Net gap                                 ($  481,612)    ($  517,532)
                                             ===========     ===========

         The analysis indicates a negative gap position over the next three- and twelve-month periods which indicates that Trustmark would benefit somewhat from a decrease in market interest rates. Management believes there is adequate flexibility to alter the overall rate sensitivity structure as necessary to minimize exposure to changes in interest rates, should they occur.
         The static gap analysis does not fully capture the impact of interest rate movements on interest sensitive assets and liabilities. The interest rate sensitivity tables that follow provide additional information about Trustmark's financial instruments that are sensitive to changes in interest rates. The quantitative information about market risk is necessarily limited because it does not take into account operating transactions or anticipated hedging instruments. The tabular disclosure of Trustmark's market risk is also limited by its failure to depict accurately the effect on assumptions of significant changes in the economy or interest rates as well as changes in Management's expectations or intentions. The information in the interest rate sensitivity tables below reflect contractual interest rate repricing dates and contractual maturity (including principal amortization) dates except where altered by the following assumptions:

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

o For indeterminate maturity deposit products (money market, NOW and savings accounts), the tables present principal cash flows based on Trustmark's historical experience, Management's judgement and statistical analysis, as applicable, concerning their most likely withdrawal behaviors.

o Weighted average floating rates are based on the rate for that product as of December 31, 1998 and 1997.

         The tables below present principal amounts and related weighted average interest rates by year of maturity for Trustmark's financial assets and liabilities at December 31, 1998 and 1997 ($ in thousands):

INTEREST RATE SENSITIVITY
December 31, 1998

                                                                                                                   Estimated
                          1999         2000         2001         2002          2003        Beyond       Total      Fair Value
                       ----------   ----------   ----------   -----------   ----------   ----------   ----------   ----------
Loans, Net
  Fixed Rate           $  956,598   $  477,453   $  345,481   $   244,316   $  177,240   $  386,682   $2,587,770   $2,669,558
   Average Int Rate          8.28%        8.19%        8.21%         7.77%        7.66%        7.00%        7.97%
  Floating Rate        $  468,727   $  137,022   $   80,007   $    66,648   $   59,193   $  236,801   $1,048,398   $1,051,778
   Average Int Rate          8.69%        9.54%        9.94%         8.16%        8.15%        7.90%        8.65%
Investment securities
  Fixed Rate           $  523,275   $  345,356   $  483,318   $   295,677   $   67,738   $  179,459   $1,894,823   $1,915,815
   Average Int Rate          5.90%        6.20%        6.43%         6.38%        6.11%        6.02%        6.19%
  Floating Rate        $      947   $      589   $      709   $     2,123   $   10,194   $   38,177   $   52,739   $   52,739
   Average Int Rate          6.21%        6.25%        6.01%         6.54%        5.97%        5.90%        5.80%
Other earning assets
  Floating Rate        $  185,619                                                                     $  185,619   $  185,619
   Average Int Rate          7.95%                                                                          7.95%
Deposits
  Fixed Rate           $1,296,600   $  162,773   $   41,003   $    20,714   $   16,562   $      406   $1,538,058   $1,545,128
   Average Int Rate          5.07%        5.31%        5.19%         5.54%        5.22%        6.60%        5.10%
 Floating Rate         $  508,156   $  257,471   $  257,471   $   160,526   $  160,526   $  109,979   $1,454,129   $1,454,129
   Average Int Rate          2.68%        2.11%        2.11%         2.12%        2.12%        1.64%        2.28%
Other int-bearing
    liabilities
 Fixed Rate            $   49,543                                                                     $   49,543   $   49,543
   Average Int Rate          7.47%                                                                          7.47%
 Floating Rate         $1,497,644   $   85,941   $   74,960                                           $1,658,545   $1,658,545
   Average Int Rate          6.80%        4.91%        4.67%                                                6.60%

INTEREST SENSITIVITY TABLE
December 31, 1997

                                                                                                                   Estimated
                          1998         1999         2000         2001          2002        Beyond       Total      Fair Value
                       ----------   ----------   ----------   -----------   ----------   ----------   ----------   ----------
Loans
  Fixed Rate           $  731,303   $  381,723   $  294,039   $   205,996   $  134,917   $  181,817   $1,929,795   $1,949,023
   Average Int Rate          8.62%        8.68%        8.80%         8.26%        8.24%        7.72%        8.51%
  Floating Rate        $  436,428   $  126,312   $   77,185   $    60,339   $   53,734   $  235,762   $  989,760   $  995,285
   Average Int Rate          9.16%        9.33%        9.83%         7.14%        6.62%        7.50%        8.58%
Investment securities
  Fixed Rate           $  449,551   $  414,141   $  335,143   $   388,290   $  196,627   $  223,746   $2,007,498   $2,017,737
   Average Int Rate          5.87%        6.10%        6.23%         6.52%        6.55%        6.58%        6.25%
Other earning assets
  Floating Rate        $   70,786                                                                     $   70,786   $   70,786
   Average Int Rate          6.12%                                                                          6.12%
Deposits
 Fixed Rate            $1,138,075   $  430,198   $   34,586   $    19,149   $   16,582   $      586   $1,639,176   $1,649,732
   Average Int Rate          5.21%        5.83%        5.80%         5.31%        5.62%        6.46%        5.39%
 Floating Rate         $  448,654   $  228,162   $  228,162   $   140,416   $  140,416   $   95,284   $1,281,094   $1,281,094
   Average Int Rate          2.99%        2.46%        2.46%         2.47%        2.47%        2.03%        2.62%
Other int-bearing
    liabilities
 Fixed Rate            $   90,058                                                                     $   90,058   $   90,058
   Average Int Rate          5.81%                                                                          5.81%
 Floating Rate         $  998,700                                                                     $  998,700   $  998,700
   Average Int Rate          5.37%                                                                          5.37%


Derivative Financial Instruments
         Derivatives are used to hedge interest rate exposures by modifying the interest rate characteristics of specific balance sheet instruments. Trustmark regularly enters into certain derivative financial instruments in the form of forward interest rate contracts, as part of its normal asset/liability management strategies. Trustmark's obligations under forward contracts consist of commitments to sell mortgage loans originated and/or purchased in the secondary market at a future date. These obligations are entered into in order to fix the interest rate at which Trustmark can offer mortgage loans to its customers or purchase mortgage loans from other financial institutions. Any decline in market value of mortgages held for sale by Trustmark at the end of a financial reporting period is recognized at that time. At December 31, 1998, Trustmark's exposure under commitments to sell mortgages is immaterial.

Liquidity
         Trustmark's goal is to maintain an adequate liquidity position to compensate for expected and unexpected balance sheet fluctuations and to provide funds for growth. The Asset/Liability Committee establishes guidelines by which they monitor the current liquidity position to ensure adequate funding capacity. This is accomplished through the active management of both the asset and liability sides of the balance sheet and by maintaining accessibility to local, regional and national funding sources. The ability to maintain consistent earnings and adequate capital also enhances Trustmark's liquidity.

EARNING ASSETS
         The percentage of earning assets to total assets measures the effectiveness of Management's efforts to invest available funds into the most efficient and profitable uses. Earning assets at December 31, 1998 were $5.836 billion, or 91.82% of total assets, compared with $5.062 billion, or 91.29% of total assets for December 31, 1997, an increase of $774 million, or 15.3%, and is primarily the result of growth in the loan portfolio as well as the business combination completed during 1998.

Loans
         Loans, the largest category of earning assets for Trustmark, produce the highest level of interest income. At December 31, 1998, total loans were $3.702 billion, an increase of $718.7 million, or 24.1%, from the $2.984 billion reported at December 31, 1997. The business combination completed during 1998 was responsible for $39.7 million of this growth. At December 31, 1998, loans were 63.4% of Trustmark's earning assets compared with 58.9% at December 31, 1997. While loan growth was significant, it was well diversified between commercial, consumer and 1-4 family mortgage loans. The most significant increase, $407.2 million or 58.2%, was seen in 1-4 family mortgage loans which resulted from a Management strategy to retain 10- to 15-year conventional mortgages in its portfolio and the active promotion of the equity line product during the second and third quarter of 1998.
         Trustmark's lending policies have produced consistently strong asset quality. Asset quality in the financial services industry is measured by the level of nonperforming assets which include nonperforming loans, consisting of nonaccrual and restructured loans, and other real estate. Trustmark's nonperforming assets at December 31, 1998 and 1997 are shown in the following table ($ in thousands):

                                                                 December 31,
                                                             ------------------
                                                               1998       1997
                                                             -------    -------
Nonaccrual and restructured loans                            $13,253    $14,242
Other real estate (ORE)                                        1,859      2,340
                                                             -------    -------
     Total nonperforming assets                              $15,112    $16,582
                                                             =======    =======

Accruing loans past due 90 days or more                      $ 2,431    $ 2,570
                                                             =======    =======

Nonperforming assets/total loans and ORE                        0.41%      0.56%
                                                             =======    =======

         As indicated in the table above, at December 31, 1998, the level of nonperforming assets has decreased when compared to December 31, 1997 and continues to be less than its peer group. Nonperforming assets remain controlled because of strong underwriting standards, consistent credit reviews and a prudent loan charge-off policy. At December 31, 1998, Management is not aware of any additional credits, other than those identified above, where serious doubts as to the repayment of principal and interest exist.

         The allowance for loan losses is maintained at a level that Management and the Board of Directors believe is adequate to absorb estimated losses inherent in the loan portfolio, plus estimated losses associated with off-balance sheet credit instruments such as letters of credit and unfunded lines of credit. A formal analysis is prepared quarterly to assess the risk in the loan portfolio and to determine the adequacy of the allowance for loan losses. Specifically, the analysis is based on factors such as historical loss experience based on volume and types of loans, volume and trends in delinquencies and nonaccruals, national and local economic conditions and other pertinent information. This analysis is presented to the Credit Policy Committee with subsequent review and approval by the Board of Directors. At December 31, 1998, the allowance for loan losses was $66.2 million, representing 1.79% of total loans outstanding while coverage of nonperforming loans was 499.1%. This compares with an allowance for loan losses of $64.1 million at December 31, 1997, representing 2.15% of total loans outstanding and a 450.1% coverage of nonperforming loans. The increase of $2.1 million in the allowance for loan losses is primarily the result of the business combination completed during 1998.
         Net charge-offs were $7.0 million or 0.21% of average loans for the year ended December 31, 1998, compared with $4.9 million or 0.18% of average loans for the year ended December 31, 1997. Trustmark's level of net charge-offs to average loans for 1998 continues to compare favorably to its peer group.

Securities
         The securities portfolio is utilized to provide a quality investment alternative for available funds, a stable source of interest income and serves as collateral for pledges for public deposits and securities sold under agreements to repurchase. At December 31, 1998, securities available for sale
(AFS), with a carrying value of $775.0 million,  and securities held to maturity
(HTM), with a carrying value of $1.172 billion, combined to create a securities portfolio totaling $1.947 billion, a decrease of $60.9 million or 3.0% from December 31, 1997. As a percentage of earning assets, the securities portfolio declined from 39.7% at December 31, 1997 to 33.4% at December 31, 1998 as
Trustmark utilized the liquidity within the securities portfolio to partially satisfy the funding needed to support loan growth.
         Management continues to stress asset quality as one of the strategic goals of the securities portfolio which is evidenced by the investment of over 85% of the portfolio in U. S. Treasury and U. S. Government agency obligations. The REMIC and CMO issues held in the securities portfolio are entirely U. S. Government agency issues. In order to avoid excessive yield volatility from unexpected prepayments, Trustmark's normal practice is to purchase investment securities at or near par value to reduce the risk of premium write-offs.
         At December 31, 1998, securities AFS had a carrying value of $775.0 million and an amortized cost of $747.4 million. This compares with a carrying value of $610.5 million and an amortized cost of $593.0 million at December 31, 1997. As a percentage of the securities portfolio, securities AFS increased from 30.4% at December 31, 1997 to 39.8% at year end 1998. While the overall securities portfolio decreased when compared with December 31, 1997, securities AFS increased $164.5 million, or 27.0%, as Trustmark sought to improve the price performance and liquidity of the portfolio. At December 31, 1998, gross unrealized gains were $28.1 million on securities AFS while gross unrealized losses were $452 thousand. Net unrealized gains are shown in shareholders' equity as accumulated other comprehensive income, net of taxes and equaled $17.0 million at December 31, 1998.
         The carrying value of securities HTM was $1.172 billion at December 31, 1998 compared with $1.397 billion at year end 1997. The fair value of HTM securities at December 31, 1998 was $1.193 billion compared with $1.407 billion at year end 1997. Gross unrealized gains were $21.5 million and gross unrealized losses were $532 thousand on securities HTM at December 31, 1998.

Other Earning Assets
         Federal funds sold and securities purchased under reverse repurchase agreements were $185.6 million at December 31, 1998, an increase of $114.8 million when compared with year end 1997. Trustmark utilizes these products as a short-term investment alternative whenever it has excess liquidity.

DEPOSITS AND OTHER INTEREST-BEARING LIABILITIES
         Trustmark's deposit base is its primary source of funding and consists of core deposits from the communities served by Trustmark. Total deposits were $3.946 billion at December 31, 1998, an increase of $127.4 million, or 3.3%, over year end 1997. The business combination completed during 1998 was responsible for $74.6 million of this growth.
         As a component of average deposits, average noninterest-bearing deposits increased to 22.1% in 1998 compared with 21.3% during 1997. At the same time, average interest-bearing demand deposits decreased to 18.8% of average deposits from 19.6%, average savings deposits increased to 16.9% from 15.4% and average time deposits decreased to 42.2% in 1998 from 43.7% the prior year.
         In order to provide adequate liquidity for the growth of earning assets, Trustmark has relied heavily on short-term borrowings as an alternate funding source during 1998. During October 1998, Trustmark became a member of the Federal Home Loan Bank (FHLB) in order to secure another source of low cost funding. At that time, Trustmark received advances of $340 million that mature in October 1999 and have floating interest rates ranging from 5.02% to 5.39%. These advances are collateralized by a blanket lien on Trustmark's 1-4 family mortgage loans. Other short-term borrowings which contributed additional funds during 1998 include federal funds purchased, an increase of $53.1 million when compared with year end 1997 and securities sold under repurchase agreements, an increase of $316.8 million from year end 1997. At December 31, 1998, the balance of the treasury tax and loan note option account was $33.1 million compared with $73.9 million at December 31, 1997.

CONTINGENCIES
         Trustmark and its subsidiaries are parties to lawsuits and other claims that arise in the ordinary course of business; some of the lawsuits assert claims related to the lending, collection, servicing, investment, trust and other business activities; and some of the lawsuits allege substantial claims for damages. The cases are being vigorously contested. In the regular course of business, Management evaluates estimated losses or costs related to litigation, and provision is made for anticipated losses whenever Management believes that such losses are probable and can be reasonably estimated. At the present time, Management believes, based on the advice of legal counsel, that the final resolution of pending legal proceedings will not have a material impact on Trustmark's consolidated financial position or results of operations.

SHAREHOLDERS' EQUITY

Regulatory
         Trustmark and Trustmark National Bank (Bank) are subject to minimum capital requirements which are administered by various Federal regulatory agencies. These capital requirements, as defined by Federal guidelines, involve quantitative and qualitative measures of assets, liabilities and certain off-balance sheet instruments. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the financial statements of both Trustmark and the Bank.
         Management believes, as of December 31, 1998, that Trustmark and the Bank meet all capital adequacy requirements to which they are subject. At December 31, 1998, the most recent notification from the Office of the Comptroller (OCC) categorized the Bank as well-capitalized. To be categorized in this manner, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios (defined in applicable regulations) as set forth in the table below. There are no significant conditions or events that have occurred since the OCC's notification that Management believes have affected the Bank's present classification.
         Actual and minimum regulatory capital amounts and ratios at December 31, 1998, for Trustmark and the Bank are as follows ($ in thousands):


                                                             Actual              Minimum Regulatory
                                                       Regulatory Capital         Capital Required
                                                       ------------------        ------------------
                                                        Amount      Ratio         Amount      Ratio
                                                       --------    ------        --------     -----
Total Capital (to Risk Weighted Assets)
     Trustmark Corporation                             $667,621    17.47%        $305,761     8.00%
     Trustmark National Bank                           $654,302    17.16%        $305,078     8.00%
Tier 1 Capital (to Risk Weighted Assets)
     Trustmark Corporation                             $619,619    16.21%        $152,881     4.00%
     Trustmark National Bank                           $606,405    15.90%        $152,539     4.00%
Tier 1 Capital (to Average Assets)
     Trustmark Corporation                             $619,619     9.88%        $250,749     4.00%
     Trustmark National Bank                           $606,405     9.69%        $250,373     4.00%

General
         At December 31, 1998, Trustmark had shareholders' equity of $651.9 million compared with $593.6 million at year end 1997, an increase of $58.3 million or 9.8%. The shareholders' equity to assets ratio was 10.26% at December 31, 1998 compared with 10.71% at December 31, 1997.
         In February 1998, Trustmark's Board of Directors approved a two-for-one stock split to shareholders of record on March 20, 1998. The additional shares of common stock were issued on March 30, 1998.
         At Trustmark's annual shareholders' meeting held April 14, 1998, the shareholders approved a proposal increasing Trustmark's number of authorized shares of common stock from 100 million to 250 million. This increase allows

Trustmark to issue additional shares of common stock to consummate business combinations, implement stock splits or dividends or for other corporate purposes.
         On November 10, 1998, as part of Trustmark's overall capital management plan, the Board of Directors authorized the repurchase of up to 7.5%, or 5.46 million shares, of common stock. In conjunction with the share repurchase program, Trustmark has purchased 242 thousand shares of common stock through December 31, 1998. The repurchase program, which is subject to market conditions and management discretion, has been implemented through open market purchases or privately negotiated transactions. In addition to the repurchase plan, Trustmark purchased and retired 692 thousand shares of common stock in 1998 and 444 thousand in 1997 in connection with business combinations.
         Cash dividends paid in 1998 totaled $25.6 million, an increase of $4.3 million or 20.5% from $21.3 million paid in 1997. The payout ratio of cash dividends paid to net income was 30.92% in 1998 and 30.26% in 1997. Dividends for 1998 were $0.35 per share compared with $0.29 per share for 1997 and $0.25 for 1996. The fourth quarter dividend of $0.105 per share was 27.3% higher than the $0.0825 per share paid in the third quarter of 1998. Trustmark's book value at December 31, 1998 was $8.99, an increase of 10.2% from $8.16 one year earlier.

NET INTEREST INCOME
         Net interest income (NII) is interest income generated by earning assets reduced by the interest expense of funding those assets and is Trustmark's principal source of income. Consequently, changes in the mix and volume of earning assets and interest-bearing liabilities, and their related yields and interest rates, can have a significant impact on earnings.
         During 1998, the level of NII grew by $24.2 million, or 11.9%, when compared with 1997. NII was positively impacted during 1998 by the substantial growth in earning assets which more than offset growth in interest-bearing liabilities during a period of slightly declining interest rates. The business combination completed during 1998 contributed $514 thousand to this increase.
         For 1997, Trustmark's level of NII increased by $9.9 million, or 5.1%, when compared with 1996. Business combinations completed during 1997 contributed $2.5 million to NII with the remaining increase coming primarily from more rapid growth of average earning assets when compared to interest-bearing liabilities during a period of relatively stable interest rates.
         Average earning assets increased 11.8% during 1998 primarily fueled by a 20.7% increase in average loans. However, because the interest rate environment was generally declining during 1998, the yield on average earning assets decreased by one basis point when compared to 1997. The combination of these factors resulted in interest income increasing by $43.2 million, or 11.5%, during 1998. The business combination completed during 1998 contributed $3.0 million to this increase.
         For 1997, average earning assets increased 4.3% when compared to the same period in 1996. This was driven by an 8.4% increase in average loans. When this growth was combined with relatively stable interest rates, the yield on average earning assets increased by eight basis points when compared to 1996. This combination resulted in an increase in total interest income of $18.8 million, or 5.3%, when comparing 1997 with 1996. Business combinations completed during 1997 contributed $6.7 million to this increase.

         The  composition  of  average   interest-bearing   liabilities  changed
dramatically during 1998 as Trustmark sought additional funding sources to support the substantial growth of earning assets. Average interest-bearing liabilities increased by 12.0% during 1998 primarily from growth in federal funds purchased, securities sold under repurchase agreements and short-term borrowings; however, the average yield on these categories was slightly lower when comparing 1998 to 1997. Interest expense for 1998 increased $19.0 million, or 11.0%, as a result of these factors. The business combination completed during 1998 contributed $2.5 million to this increase.
         Average interest-bearing liabilities grew by 2.2% during 1997. Interest-bearing deposits experienced growth of 4.2% during 1997 while average funds purchased and securities sold under repurchase agreements declined 5.9%. In addition, Trustmark's increased utilization of the treasury tax and loan note option account during 1997 led to substantial growth in this category when comparing 1997 and 1996. As a result of these factors, total interest expense increased by $8.9 million when comparing 1997 to 1996. Business combinations completed during 1997 contributed $4.3 million to this increase.
         The table below illustrates the changes in the net interest margin as a percentage of average earning assets for the periods shown:
                                                        Year Ended December 31,
                                                        -----------------------
                                                        1998     1997      1996
                                                        -----    -----    -----
Yield on interest-earning assets-FTE                    7.87%    7.88%    7.80%
Rate on interest-bearing liabilities                    3.54%    3.56%    3.53%
                                                        -----    -----    -----
Net interest margin-FTE                                 4.33%    4.32%    4.27%
                                                        =====    =====    =====

         The fully taxable equivalent (FTE) yield on tax-exempt income has been computed based on a 35% federal marginal tax rate for all periods shown. Trustmark will continue its interest rate risk policies to manage exposure to changes in interest rates.

PROVISION FOR LOAN LOSSES
         The provision for loan losses reflects Management's assessment of the adequacy of the allowance for loan losses to absorb inherent write-offs in the loan portfolio. Factors considered in the assessment include growth and composition of the loan portfolio, historical credit loss experience, current and anticipated economic conditions and changes in borrowers' financial positions. During 1998, Trustmark's provision for loan losses was $7.8 million compared with $4.7 million in 1997 and $5.8 million in 1996. The provision to average loans was 0.23% for 1998 compared with 0.17% for 1997 and 0.23% for 1996. Trustmark's ratio of the provision for loan losses to average loans continues to compare favorably to the peer group.

NONINTEREST INCOME
         Trustmark stresses the importance of growth in noninterest income as one of its key long-term strategies. This was accomplished during 1998, as noninterest income, excluding securities gains, increased $13.2 million, or 17.6%, when compared with 1997. The growth in noninterest income was well diversified between investment services, mortgage activities and substantial growth in the number of new checking accounts. The business combination completed during 1998 contributed approximately $650 thousand to this increase. Noninterest income grew $8.1 million, or 12.2%, when comparing 1997 with 1996.

         The largest single category of noninterest income, service charges on deposit accounts, grew by $5.4 million, or 21.4%, when 1998 is compared with 1997. During the third quarter of 1998, Trustmark completed implementation of its new customer-focused sales process which was named Pinnacle. As a result of Pinnacle and a focused marketing effort on the Umbrella Plan, the Bank's packaged consumer checking product, 15 thousand accounts were opened. Overall, the number of deposit accounts grew by over 26 thousand during 1998. Service charges increased $1.8 million, or 7.8%, when 1997 is compared with 1996. This increase can be attributed to an increase in the number of accounts and a higher volume of consumer account activity.
         Other account charges, fees and commissions, increased $4.6 million, or 22.4%, when 1998 is compared with 1997 and also experienced an increase of $2.2 million, or 11.7%, when 1997 is compared with 1996. Major contributors to the growth in this category during these periods were revenues generated from investment services, credit cards, ATMs and a variety of other products and services.
         Mortgage servicing fees grew by $417 thousand and $1.3 million during 1998 and 1997, respectively. During 1998, Trustmark chose to retain 10- to 15-year conventional mortgages in its portfolio thus reducing the amount of growth in loans serviced for others and the opportunity to earn mortgage servicing fees. At December 31, 1998, Trustmark serviced approximately $3.4 billion in mortgages.
         Trust service income increased by $1.2 million, or 9.9%, during 1998 as Trustmark continued to be one of the largest providers of asset management services in Mississippi. At December 31, 1998, Trustmark had trust accounts with assets under administration with fair values of approximately $5.5 billion. When comparing 1997 to 1996, trust service income increased by $2.3 million, or 22.8%.
         Other income increased $1.5 million, or 44.7%, when comparing 1998 to 1997 primarily from gains on the sale of loans. During 1998, Trustmark originated and purchased a larger volume of 1-4 family mortgage loans that were ultimately sold to investors thus creating the opportunity for growth in gains on the sale of these loans. When comparing 1997 to 1996, other income increased by $515 thousand, or 17.8%.
         Gross securities gains of $755 thousand and losses of $12 thousand were realized during 1998 because of calls and dispositions of securities classified as available for sale. There were no sales of securities held to maturity during 1998. Gross securities gains of $122 thousand were realized on calls and other dispositions of held to maturity securities during that period.

NONINTEREST EXPENSE
         Another long-term strategy of Trustmark is to continue to provide quality service to customers within the context of economic discipline. The efficiency ratio, a key indicator of the control of noninterest expense and the growth of noninterest income, was 55.8% for the year ended December 31, 1998, compared with 59.0% for 1997 and 59.4% for 1996. Total noninterest expense increased $12.5 million, or 7.4%, during 1998 compared with $10.1 million, or 6.4% growth during 1997. Business combinations completed during 1998 and 1997 contributed $1.5 million and $2.8 million, respectively, to the increases in noninterest expenses.

         Salaries and employee benefits continue to comprise the largest portion of noninterest expenses and increased $4.5 million, or 5.3%, when comparing 1998 with 1997 and $8.0 million, or 10.3%, when comparing 1997 with 1996. The business combination completed during 1998 contributed $928 thousand to this increase. The number of full-time equivalent employees totaled 2,258 at December 31, 1998; 2,309 at December 31, 1997 and 2,247 at December 31, 1996.
         Occupancy expense has remained well controlled as seen by the $105 thousand, or 1.1%, increase in 1998 and a $395 thousand, or 4.2%, increase in 1997. Equipment expenses have shown only slight increases of $473 thousand in 1998 and $300 thousand in 1997. Lower depreciation and rental costs have helped to offset Year 2000 expenditures during 1998 and 1997.
         Services and fees increased $4.9 million, or 21.8%, when comparing 1998 to 1997. Included in the totals for both 1998 and 1997 are Year 2000 related expenditures. Increased costs for professional fees, legal fees, software related costs and communications expense contributed to the 1998 increase. During 1997, services and fees increased by $1.6 million, or 7.5%, when compared to 1996. This growth came primarily from increased costs for professional fees and communications expense.
         The amortization of intangible assets increased $939 thousand, or 10.0%, when comparing 1998 with 1997 and $969 thousand, or 11.6%, when comparing 1997 to 1996. Growth in the mortgage servicing portfolio was 10.6% during 1998 and 9.0% during 1997 and has provided a larger base of mortgage servicing rights that began amortization during those years.
         Increased expenses related to the mortgage servicing portfolio and home equity loans comprised the major portion of the $1.5 million increase in other expenses during 1998. Other expenses decreased by $1.2 million, or 4.1%, when comparing 1997 with 1996. Increased loan fees related to the mortgage servicing portfolio and operational expenses were offset by a decline in the FDIC assessment experienced during 1997.
         Management will continue to monitor closely the level of noninterest expenses as part of its effort to continue to improve the profitability of Trustmark.

INCOME TAXES
         For the year ended December 31, 1998, Trustmark's combined effective tax rate was 35.5% compared with 33.6% for 1997 and 33.1% in 1996. The increase in Trustmark's effective tax rate for 1998 is due primarily to a decrease in tax-exempt interest for federal and state income tax purposes as well as changes to various other permanent items as a percentage of pre-tax income.

RECENT PRONOUNCEMENTS
         In June 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosures About Segments of an Enterprise and Related Information." This statement establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. This statement was effective for fiscal years beginning after December 15, 1997. Trustmark's principal activities did not constitute separate segments of its business but encompassed traditional banking activities which offered similar products and services within the same primary geographic area and regulatory and economic environment.

         In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. This statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The adoption of this statement will not have a material impact on Trustmark's consolidated financial statements.
         In October 1998, the FASB issued SFAS No. 134, "Accounting for Mortgage-Backed Securities Retained After the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise." This statement amends SFAS No. 65, "Accounting for Certain Mortgage Banking Activities" and will affect accounting and reporting standards for classifying securitized mortgage loans held for sale. This statement shall be effective for the first fiscal quarter beginning after December 15, 1998. The adoption of this statement will not have a material impact on Trustmark's consolidated financial statements.

YEAR 2000 COMPLIANCE
         A Year 2000 compliance plan has been developed and approved by the Board of Directors, providing for all technical systems to be compliant by June 30, 1999. The following represents the status of Trustmark's Year 2000 readiness program through December 31, 1998.
         An inventory of all technical systems, including personal computers, has been completed. Trustmark's major systems are licensed from software vendors, all of which have provided or are in the process of providing Year 2000 compliant systems. The renovation of most of the mission-critical systems has been completed. The validation testing of these mission-critical systems started in September 1998 and is substantially complete. Eighty-five percent of all technical systems have already been placed in operation as Year 2000 ready. The remaining systems are in various stages of renovation and certification testing and are expected to be completed on or before the due date. The overall corporate  wide  project  is  estimated  to be  seventy-five  to eighty  percent complete and is on schedule. The development and validation of a contingency plan that includes all mission-critical business functions was completed during 1998.
         Some of the information shown above has been provided to Trustmark by its vendors and other parties and may be affected by their failure to perform. At this time, Trustmark does not anticipate any significant delays in implementing Year 2000 ready systems.
         To date, Trustmark has incurred and expensed approximately $5.1 million related to the assessment of the Year 2000 compliance plan. The total remaining cost of the Year 2000 compliance plan will be expensed as incurred during 1999 and is not expected to have a material adverse effect on Trustmark's results of operations.

PRINCIPAL OCCUPATION OF TRUSTMARK'S DIRECTORS AND EXECUTIVE OFFICERS
         This information is included elsewhere in this report in conjunction with listings of Directors and Officers.

SECURITIES AND EXCHANGE COMMISSION (SEC) FORM 10-K
         A copy of the annual report on Form 10-K, as filed with the SEC, may be obtained without charge by directing a written request to:

         Gerard R. Host
         Trustmark Corporation
         Post Office Box 291
         Jackson, Mississippi 39205-0291