Form 10-K, Exhibit 13
period 1999-12-31
TRUSTMARK CORP
filed 2000-03-27
CIK 36146

                                                                      Exhibit 13
Report of Independent Public Accountants

To the Board of Directors and Shareholders of Trustmark Corporation:

We have audited the accompanying consolidated balance sheets of Trustmark Corporation (a Mississippi corporation) and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1999. These financial statements are the responsibility of Trustmark's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trustmark Corporation and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.



Jackson, Mississippi,
January 10, 2000.

Trustmark Corporation and Subsidiaries
Consolidated Balance Sheets
($ in thousands)

                                                                           December 31,
                                                                    -----------------------
                                                                        1999         1998
                                                                    ----------   ----------
Assets
Cash and due from banks (noninterest-bearing)                       $  279,957   $  312,527
Federal funds sold and securities purchased
    under reverse repurchase agreements                                 29,599      185,619
Trading account securities                                                            1,053
Securities available for sale (at fair value)                          783,220      774,996
Securities held to maturity (fair value: $1,374,631 - 1999;
     $1,192,505 - 1998)                                              1,390,981    1,171,513
Loans                                                                4,014,935    3,702,318
Less allowance for loan losses                                          65,850       66,150
                                                                    ----------   ----------
     Net loans                                                       3,949,085    3,636,168
Premises and equipment                                                  80,575       70,750
Intangible assets                                                       65,063       50,349
Other assets                                                           164,924      152,215
                                                                    ----------   ----------
     Total Assets                                                   $6,743,404   $6,355,190
                                                                    ==========   ==========

Liabilities
Deposits:
     Noninterest-bearing                                            $  860,650   $  954,210
     Interest-bearing                                                3,064,146    2,992,187
                                                                    ----------   ----------
         Total deposits                                              3,924,796    3,946,397
Federal funds purchased                                                287,163      336,546
Securities sold under repurchase agreements                          1,090,257      981,999
Short-term borrowings                                                  733,024      389,543
Other liabilities                                                       52,408       48,829
                                                                    ----------   ----------
     Total Liabilities                                               6,087,648    5,703,314

Commitments and Contingencies

Shareholders' Equity
  Common stock, no par value:
     Authorized: 250,000,000 shares
     Issued and outstanding:  70,423,993 shares - 1999;
         72,531,636 shares - 1998                                       14,672       15,111
Surplus                                                                193,721      241,155
Retained earnings                                                      444,999      378,567
Accumulated other comprehensive income,
    net of tax                                                           2,364       17,043
                                                                    ----------   ----------
     Total Shareholders' Equity                                        655,756      651,876
                                                                    ----------   ----------
     Total Liabilities and Shareholders' Equity                     $6,743,404   $6,355,190
                                                                    ==========   ==========

See notes to consolidated financial statements.

Trustmark Corporation and Subsidiaries
Consolidated Statements of Income
($ in thousands except per share data)

                                                               Years Ended December 31,
                                                          ----------------------------------
                                                             1999        1998        1997
                                                          ---------    ---------   ---------
Interest Income
Interest and fees on loans                                $ 313,251    $ 290,454   $ 247,604
Interest on securities:
     Taxable interest income                                120,810      117,448     119,879
     Interest income exempt from federal income taxes         6,531        6,120       5,834
Interest on federal funds sold and securities purchased
     under reverse repurchase agreements                      7,917        6,078       3,575
                                                          ---------    ---------   ---------
     Total Interest Income                                  448,509      420,100     376,892

Interest Expense
Interest on deposits                                        106,751      123,569     120,873
Interest on federal funds purchased and securities
     sold under repurchase agreements                        70,847       58,894      47,236
Other interest expense                                       27,481        9,437       4,778
                                                          ---------    ---------   ---------
     Total Interest Expense                                 205,079      191,900     172,887
                                                          ---------    ---------   ---------
Net Interest Income                                         243,430      228,200     204,005
Provision for loan losses                                     9,072        7,771       4,682
                                                          ---------    ---------   ---------

Net Interest Income After Provision
     for Loan Losses                                        234,358      220,429     199,323

Noninterest Income
Service charges on deposit accounts                          37,949       30,654      25,260
Other account charges, fees and commissions                  32,209       23,248      18,554
Mortgage servicing fees                                      14,358       13,670      13,253
Trust service income                                         14,332       13,624      12,401
Securities (losses) gains                                    (1,358)         865         549
Other income                                                  4,453        4,929       3,407
                                                          ---------    ---------   ---------
     Total Noninterest Income                               101,943       86,990      73,424

Noninterest Expenses
Salaries and employee benefits                               98,705       90,441      85,920
Net occupancy - premises                                     10,323        9,853       9,748
Equipment expenses                                           14,702       13,295      12,822
Services and fees                                            25,981       27,284      22,454
Amortization of intangible assets                            10,222       10,280       9,341
Other expenses                                               27,138       27,168      25,499
                                                          ---------    ---------   ---------
     Total Noninterest Expenses                             187,071      178,321     165,784
                                                          ---------    ---------   ---------
Income Before Income Taxes                                  149,230      129,098     106,963
Income taxes                                                 51,236       45,784      35,899
                                                          ---------    ---------   ---------
Net Income                                                $  97,994    $  83,314   $  71,064
                                                          =========    =========   =========

Earnings Per Share
     Basic and Diluted                                    $    1.36    $    1.14   $    0.98
                                                          =========    =========   =========

See notes to consolidated financial statements.

Trustmark Corporation and Subsidiaries Consolidated Statements of Changes in Shareholders' Equity ($ in thousands except per share data)


                                                       Common Stock                                       Accumulated
                                                  -----------------------                                   Other
                                                    Shares                                  Retained    Comprehensive
                                                  Outstanding    Amount        Surplus      Earnings       Income          Total
                                                  -----------  -----------   ----------   -----------   -------------   -----------

Balance, January 1, 1997                          69,821,366   $    14,546    $ 244,578   $   261,850   $       3,210   $   524,184
Comprehensive income:
     Net income per consolidated statements of
       income                                                                                  71,064                        71,064
     Net change in unrealized gains on
       securities available for sale, net of tax                                                                 7,592        7,592
                                                                                                                        -----------
          Comprehensive income                                                                                               78,656
Cash dividends paid ($0.29 per share)                                                         (21,286)                      (21,286)
Common stock issued in business combinations       3,363,742           701        8,826         9,273                        18,800
Repurchase and retirement of common stock           (444,400)          (93)      (6,636)                                     (6,729)
                                                  -----------  -----------   ----------   -----------   -------------   -----------
Balance, December 31, 1997                        72,740,708        15,154      246,768       320,901          10,802       593,625
Comprehensive income:
     Net income per consolidated statements
       of income                                                                               83,314                        83,314
     Net change in unrealized gains on
       securities available for sale, net of tax                                                                6,241         6,241
                                                                                                                        -----------
          Comprehensive income                                                                                               89,555
Cash dividends paid ($0.35 per share)                                                         (25,648)                      (25,648)
Common stock issued in business combination          725,380           151       15,558                                      15,709
Repurchase and retirement of common stock           (934,452)         (194)     (21,171)                                    (21,365)
                                                  -----------  -----------   ----------   -----------   -------------   -----------
Balance, December 31, 1998                        72,531,636        15,111      241,155       378,567          17,043       651,876
Comprehensive income:
     Net income per consolidated statements of income                                          97,994                        97,994
     Net change in unrealized gains on
       securities available for sale, net of tax                                                              (14,679)      (14,679)
                                                                                                                        -----------
          Comprehensive income                                                                                               83,315
Cash dividends paid ($0.44 per share)                                                         (31,562)                      (31,562)
Common stock issued in business combination          857,628           179       18,740                                      18,919
Common stock issued - long term incentive plan        17,379             4         (165)                                       (161)
Repurchase and retirement of common stock         (2,982,650)         (622)     (66,009)                                    (66,631)
                                                  -----------  -----------   ----------   -----------   -------------   -----------
Balance, December 31, 1999                        70,423,993   $    14,672   $  193,721   $   444,999   $       2,364   $   655,756
                                                  ===========  ===========   ==========   ===========   =============   ===========

See notes to consolidated financial statements.

Trustmark Corporation and Subsidiaries
Consolidated Statements of Cash Flows
($ in thousands)

                                                                                   Years Ended December 31,
                                                                             -----------------------------------
                                                                               1999         1998          1997
                                                                             ---------    ---------    ---------
Operating Activities
Net income                                                                   $  97,994    $  83,314    $  71,064
Adjustments  to  reconcile   net  income  to  net  cash  provided  by  operating
     activities:
        Provision for loan losses                                                9,072        7,771        4,682
        Depreciation and amortization                                           21,213       19,696       18,964
        Net amortization (accretion) of securities                                 480         (730)        (236)
        Securities losses (gains)                                                1,358         (865)        (549)
        Net increase in intangible assets                                      (11,485)     (13,875)      (8,309)
        Net decrease (increase) in deferred income taxes                         1,388       (1,851)       1,127
        Net increase in other assets                                            (4,366)     (11,192)     (16,606)
        Net (decrease) increase in other liabilities                            (1,071)       4,494        5,358
        Other operating activities, net                                         (2,399)      (3,799)       2,059
                                                                             ---------    ---------    ---------
Net cash provided by operating activities                                      112,184       82,963       77,554

Investing Activities
Proceeds from calls and maturities of securities available for sale             82,029       71,265       90,184
Proceeds from calls and maturities of securities held to maturity              376,590      396,530      213,784
Proceeds from sales of securities available for sale                            49,064      175,609      166,469
Purchases of securities available for sale                                    (164,504)    (370,799)    (323,119)
Purchases of securities held to maturity                                      (596,480)    (162,201)    (175,614)
Net decrease (increase) in federal funds sold and securities
     purchased under reverse repurchase agreements                             156,020     (114,833)      25,982
Net increase in loans                                                         (319,622)    (677,328)    (331,368)
Purchases of premises and equipment                                            (19,229)      (8,811)     (14,690)
Proceeds from sales of premises and equipment                                      579          356          478
Proceeds from sales of other real estate                                         2,040        2,521        2,084
Net assets assumed in immaterial pooling of interests business combination                                13,348
Cash received (paid) in business combinations                                    6,358       13,035       (1,319)
                                                                             ---------    ---------    ---------
Net cash used by investing activities                                         (427,155)    (674,656)    (333,781)

Financing Activities
Net (decrease) increase in deposits                                            (21,601)      39,348      184,492
Net increase (decrease) in federal funds purchased and securities sold
     under repurchase agreements                                                58,875      369,845      (18,491)
Net increase in short-term borrowings                                          343,481      249,485       73,706
Cash dividends                                                                 (31,562)     (25,648)     (21,286)
Common stock transactions, net                                                 (66,792)     (21,365)      (6,729)
                                                                             ---------    ---------    ---------
Net cash provided by financing activities                                      282,401      611,665      211,692
                                                                             ---------    ---------    ---------
(Decrease) increase in cash and cash equivalents                               (32,570)      19,972      (44,535)
Cash and cash equivalents at beginning of year                                 312,527      292,555      337,090
                                                                             ---------    ---------    ---------
Cash and cash equivalents at end of year                                     $ 279,957    $ 312,527    $ 292,555
                                                                             =========    =========    =========

See notes to consolidated financial statements.

NOTE 1 - BUSINESS, BASIS OF FINANCIAL STATEMENT PRESENTATION,
         ACCOUNTING POLICIES AND RECENT PRONOUNCEMENTS

BUSINESS
         Trustmark Corporation (Trustmark) is a one-bank holding company headquartered in Jackson, Mississippi. Trustmark provides a broad array of banking, insurance and investment products and services through its wholly-owned subsidiary, Trustmark National Bank (the Bank) and the Bank's wholly-owned subsidiaries. Trustmark conducts its principal activities through its network of 133 branches and 155 ATMs located throughout Mississippi.

BASIS OF FINANCIAL STATEMENT PRESENTATION
         The consolidated financial statements include the amounts of Trustmark, the Bank and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.
         The consolidated financial statements have been prepared in conformity with generally accepted accounting principles. Management is required to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Certain reclassifications have been made to prior period amounts to conform with current year presentation.

ACCOUNTING POLICIES

Trading Account Securities
         Trading account securities are held for resale in anticipation of short-term market movements. Trading account securities, consisting primarily of debt securities, are carried at fair value. Gains and losses, both realized and unrealized, are classified as other income.

Securities Available for Sale and Held to Maturity
         Management determines the appropriate classification of securities at the time of purchase. Securities are classified as held to maturity when Trustmark has the intent and ability to hold the security to maturity. Securities held to maturity are stated at amortized cost.
         Securities not classified as held to maturity are classified as available for sale and are stated at fair value. Unrealized gains and losses, net of tax, on these securities are recorded in shareholders' equity as accumulated other comprehensive income.
         The amortized cost of securities available for sale and held to maturity is adjusted for amortization of premiums and accretion of discounts to maturity, determined using the interest method. Such amortization and accretion is included in interest income on securities. The specific identification method is used to determine realized gains and losses on sales of securities, which are reported as securities (losses) gains in noninterest income.

Loans
         Loans are stated at the amount of unpaid principal, adjusted for the net amount of direct costs and nonrefundable loan fees associated with lending. Mortgage loans held for sale are carried at the lower of cost or estimated fair value on an aggregate basis. Any decline in estimated fair value below the cost basis of mortgages held for sale by Trustmark at the end of a financial reporting period is recognized at that time. The net amount of nonrefundable loan origination fees and direct costs associated with the lending process, including commitment fees, are deferred and amortized to interest income over the lives of the loans using a method that approximates the interest method. Interest on loans is accrued and recorded as interest income based on the outstanding principal balance.
         A loan is classified as nonaccrual and the accrual of interest on such loan is discontinued when the contractual payment of principal or interest has become 90 days past due or Management has serious doubts about further collectibility of principal or interest, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on nonaccrual status, unpaid interest credited to income in the current and prior years is reversed against interest income. Interest received on nonaccrual loans is applied against principal. Loans are restored to accrual status when the
obligation  is  brought   current  or  has  performed  in  accordance  with  the
contractual terms for a reasonable period of time and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

Allowance for Loan Losses
         The allowance for loan losses is established through provisions for loan losses charged against earnings. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance.
         The allowance for loan losses is maintained at a level believed adequate by Management to absorb estimated probable loan losses. Management's periodic evaluation of the adequacy of the allowance is based on Trustmark's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay (including the timing of future payments), the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates, including the amounts and timing of future cash flows expected to be received on impaired loans, that may be susceptible to significant change.

Premises and Equipment
         Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is charged to expense over the estimated useful lives of the assets. Leasehold improvements are amortized over the terms of the respective leases or the estimated useful lives of the improvements, whichever is shorter. Depreciation and amortization expenses are computed using both straight-line and accelerated methods. Trustmark continually evaluates whether events and circumstances have occurred that indicate that such long-lived assets have been impaired. Measurement of any impairment of such long-lived assets is based on those assets' fair values and is recognized through a valuation allowance with the resulting charge recorded as a loss. There were no impairment losses recorded during 1999, 1998 or 1997.

Intangible Assets
         Core deposit intangibles represent the net present value of the future economic benefits related to the use of deposits purchased and are amortized on a straight-line basis up to 15 years. At December 31, 1999 and 1998, net core deposit intangibles totaled $14.0 million and $17.2 million, respectively. Amortization expense related to core deposit intangibles was $3.5 million in 1999, $3.8 million in 1998 and $4.1 million in 1997.
         Mortgage servicing rights are rights to service mortgage loans for others whether the loans were acquired through the purchase or origination of the loans. For purposes of measuring impairment, the rights are stratified based on product type and interest rate bands. The cost of mortgage servicing rights is being amortized in proportion to and over the period of estimated net servicing income. The realization of these assets is periodically evaluated in relation to net servicing revenues using a discounted cash flow basis and is adjusted appropriately for any impairment of the underlying assets. At December 31, 1999 and 1998, net mortgage servicing right assets totaled $38.3 million and $33.1 million, respectively, with estimated fair values of $56.0 million and $46.6 million, respectively. Amortization expense related to these mortgage servicing rights was $6.1 million in 1999, $6.5 million in 1998 and $5.2 million in 1997.
         Goodwill is the excess cost over the fair value of net assets of acquired businesses and is amortized on a straight-line basis over a period of fifteen years. At December 31, 1999, goodwill totaled $12.8 million, and the related amortization expense totaled $674 thousand. There was no goodwill or goodwill amortization in 1998 or 1997.

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

Income Taxes
         Trustmark accounts for deferred income taxes using the asset and liability method. Deferred tax assets and liabilities are based on the temporary differences between the financial statement carrying amounts and tax bases of Trustmark's assets and liabilities. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled.

Statements of Cash Flows
         For purposes of reporting cash flows, cash and cash equivalents include cash on hand and amounts due from banks. Trustmark paid income taxes approximating $52.3 million in 1999, $46.5 million in 1998 and $34.5 million in 1997. Interest paid on deposit liabilities and other borrowings approximated $206.0 million in 1999, $195.0 million in 1998 and $166.2 million in 1997. For the years ended December 31, 1999, 1998 and 1997, noncash transfers from loans to foreclosed properties were $2.1 million, $1.9 million and $1.7 million, respectively.

Per Share Data
         Basic earnings per share (EPS) is computed by dividing net income by the weighted average shares of common stock outstanding. Diluted EPS is computed by dividing net income by the weighted average shares of common stock outstanding, adjusted for the effect of stock options outstanding during the period. The following table reflects weighted average shares used to calculate Basic and Diluted EPS for the periods presented:

                                       Years Ended December 31,
                              ----------------------------------------------
                                 1999               1998              1997
                              ----------        ----------        ----------
     Basic                    71,876,261        72,881,323        72,768,926
     Diluted                  71,921,208        72,946,029        72,785,802

RECENT PRONOUNCEMENTS - DERIVATIVES
         In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. During 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133-an amendment of FASB Statement No. 133," which concluded that it was appropriate to defer the effective date of SFAS No. 133 to fiscal years beginning after June 15, 2000.
         Trustmark uses derivatives to hedge interest rate exposures by mitigating the interest rate risk of mortgage loans held for sale and mortgage loans in process. Trustmark regularly enters into derivative financial instruments in the form of forward contracts, as part of its normal asset/liability management strategies. Trustmark's obligations under forward contracts consist of commitments to deliver mortgage loans, originated and/or purchased, in the secondary market at a future date into mortgage-backed securities. Realized gains and losses on forward contracts and the sale of mortgage loans in the secondary market are recorded upon the settlement of the related forward contract and included in other income.
         On January 1, 2000, Trustmark adopted SFAS No. 133 and transferred held to maturity securities with an amortized cost of $237.5 million and an estimated fair value of $237.8 million into the available for sale category. In addition, Trustmark transferred held to maturity securities with an amortized cost of $135.1 million and an estimated fair value of $131.2 million into the trading category. The effect of adopting SFAS No. 133 will be shown as a charge to Trustmark's results of operations in the first quarter of 2000 as a cumulative effect of a change in accounting principle decreasing net income and other comprehensive income by $2.5 million and $2.3 million, respectively.

NOTE 2 - BUSINESS COMBINATIONS
         On April 9, 1999, Trustmark completed its acquisition of the Dan Bottrell Agency, Inc. (Bottrell), an independent insurance agency located in Jackson, Mississippi with approximately $9 million in total assets. This transaction has been accounted for as a purchase business combination. Trustmark issued approximately 858 thousand shares of common stock in exchange for all of the issued and outstanding common stock of Bottrell. Excess cost over net assets acquired equaled $13.4 million and has been allocated to goodwill. The results of operations, which are not material, have been included in the financial statements from the merger date.
         On March 13, 1998, Smith County Bank (SCB) in Taylorsville, Mississippi was merged with Trustmark in a business combination accounted for by the purchase method of accounting. At the merger date, SCB had $44 million in net loans, $98 million in total assets and $88 million in total deposits. The shareholders of SCB received 725 thousand shares of Trustmark's common stock in connection with the merger. Excess cost over net assets acquired equaled $6.7 million and has been allocated to core deposit intangibles. SCB's results of operations, which are not material, have been included in the financial statements from the merger date.
         On  September  19,  1997,  Perry  County  Bank  (PCB)  in New  Augusta,
Mississippi was merged with Trustmark and accounted for as a purchase business combination. The shareholders of PCB received 411 thousand shares of Trustmark's common stock and $3.5 million in cash. Trustmark received assets of $43.3 million and assumed liabilities of $37 million. Excess cost over net assets acquired equaled $2.7 million and has been allocated to core deposit intangibles. The results of operations, which are not material, have been included in the financial statements from the merger date.
         On February 28, 1997, Trustmark completed its merger with First Corinth Corporation (FCC) and its subsidiary, National Bank of Commerce of Corinth
(NBC). Trustmark issued 3 million shares of common stock in the merger which was accounted for as a pooling of interests business combination. As a result of this transaction, Trustmark restated its financial statements to include FCC and NBC as of January 1, 1997. Prior years' financial statements were not restated as the changes would have been immaterial.

NOTE 3 - CASH AND DUE FROM BANKS
         Trustmark is required to maintain average reserve balances with the Federal Reserve Bank based on a percentage of deposits. The average amount of those reserves for the years ended December 31, 1999 and 1998 was $9.4 million and $15.6 million, respectively.

NOTE 4 - SECURITIES AVAILABLE FOR SALE AND HELD TO MATURITY
         A summary of the amortized cost and estimated fair value of securities available for sale and held to maturity at December 31, 1999 and 1998 follows ($ in thousands):

                                            Securities Available for Sale                    Securities Held to Maturity
                                    --------------------------------------------   ------------------------------------------------
                                                 Gross       Gross     Estimated                 Gross        Gross      Estimated
                                    Amortized  Unrealized  Unrealized    Fair       Amortized  Unrealized  Unrealized      Fair
                                       Cost      Gains      (Losses)     Value        Cost       Gains      (Losses)       Value
                                    ---------  ----------  ----------  ---------   ----------  ----------  ----------   -----------
1999
----
U.S. Treasury and other U.S.
    Government agencies             $ 387,465  $    2,123  $     (26)  $ 389,562    $ 188,792  $      191  $   (1,804)  $   187,179
Obligations of states and political
    subdivisions                                                                      270,566       2,782      (4,653)     268,695
Debt securities of foreign governments                                                    100                                  100
Mortgage-backed securities            347,817         148     (9,396)    338,569      931,523         519      (13,385)    918,657
Other securities                       44,109      11,058        (78)     55,089
                                    ---------  ----------  ---------   ---------   ----------  ----------  -----------  ----------
           Total                    $ 779,391  $   13,329  $  (9,500)  $ 783,220   $1,390,981  $    3,492  $   (19,842) $1,374,631
                                    =========  ==========  =========   =========   ==========  ==========  ===========  ==========

1998
----
U.S. Treasury and other U.S.
    Government agencies             $ 362,930  $   12,597  $    (100)  $ 375,427    $ 132,388  $    4,039  $            $   136,427
Obligations of states and political
    subdivisions                                                                      239,441      10,637         (56)     250,022
Debt securities of foreign governments                                                    100                                  100
Mortgage-backed securities            353,300       4,258       (167)    357,391      799,584       6,848         (476)    805,956
Other securities                       31,166      11,197       (185)     42,178
                                    ---------  ----------  ---------   ---------   ----------  ----------  -----------  ----------
           Total                    $ 747,396  $   28,052  $    (452)  $ 774,996   $1,171,513  $   21,524  $      (532) $1,192,505
                                    =========  ==========  =========   =========   ==========  ==========  ===========  ==========

     The amortized cost and estimated fair value of securities available for sale and held to maturity at December 31, 1999, by contractual maturity, are shown below ($ in thousands). Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                               Securities             Securities
                                           Available for Sale       Held to Maturity
                                        -----------------------   -----------------------
                                                      Estimated                Estimated
                                        Amortized      Fair       Amortized      Fair
                                           Cost        Value         Cost        Value
                                        ----------   ----------   ----------   ----------
Due in one year or less                 $   90,748   $   90,816   $   30,732   $   30,729
Due after one year through five years      248,465      249,786      280,648      279,142
Due after five years through ten years       6,344        6,435      108,778      108,003
Due after ten years                         86,017       97,614       39,300       38,100
                                        ----------   ----------   ----------   ----------
                                           431,574      444,651      459,458      455,974
Mortgage-backed securities                 347,817      338,569      931,523      918,657
                                        ----------   ----------   ----------   ----------
            Total                       $  779,391   $  783,220   $1,390,981   $1,374,631
                                        ==========   ==========   ==========   ==========

     Gross gains and losses as a result of calls and dispositions of securities available for sale were $40 thousand and $1.4 million, respectively, in 1999, $755 thousand and $12 thousand, respectively, in 1998 and $640 thousand and $97 thousand, respectively, in 1997.
     During 1999, 1998 and 1997, there were no sales of securities held to maturity. Gross gains of $2 thousand, $122 thousand and $6 thousand were realized on calls of these securities during 1999, 1998 and 1997, respectively.
     Securities with a carrying value of $2.08 billion and $1.81 billion at December 31, 1999 and 1998, respectively, were pledged to collateralize public deposits, securities sold under agreements to repurchase, and for other purposes as required or permitted by law.

NOTE 5 - LOANS
    At December 31, 1999 and 1998, loans consisted of the following ($ in thousands):

                                                         1999          1998
                                                     -----------    ------------
Real estate loans:
     Construction and land development               $   297,231    $   251,654
     Secured by 1-4 family residential properties      1,125,193        951,835
     Secured by nonfarm, nonresidential properties       555,255        508,194
     Loans held for sale                                  50,582        154,900
     Other                                                78,090         72,445
Loans to finance agricultural production                  35,412         39,682
Commercial and industrial                                824,017        721,483
Consumer                                                 857,219        798,432
Obligations of states and political subdivisions         151,759        141,152
Other loans                                               40,177         62,541
                                                     -----------    -----------
     Loans                                             4,014,935      3,702,318
     Allowance for loan losses                           (65,850)       (66,150)
                                                     -----------    -----------
         Net loans                                   $ 3,949,085    $ 3,636,168
                                                     ===========    ===========

     Changes in the allowance for loan losses were as follows ($ in thousands):

                                                  1999       1998       1997
                                                --------   --------   --------
Balance at January 1                            $ 66,150   $ 64,100   $ 63,000
Provision charged to expense                       9,072      7,771      4,682
Loans charged off                                (14,986)   (12,272)    (8,960)
Recoveries                                         5,614      5,251      4,034
Allowance applicable to loans of acquired banks               1,300      1,344
                                                --------   --------   --------
Balance at December 31                          $ 65,850   $ 66,150   $ 64,100
                                                ========   ========   ========

    Trustmark makes loans in the normal course of business to certain directors, including their immediate families and companies in which they are principal owners. Such loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons, and do not involve more than the normal risk of collectibility at the time of the transaction. At December 31, 1999 and 1998, total loans to these persons were $84.5 million and $90.6 million, respectively. During 1999, $369.1 million of new loan advances were made while repayments were $375.2 million.
    At December 31, 1999 and 1998, the carrying amounts of nonaccrual loans were $16.7 million and $13.3 million, respectively. Included in these nonaccrual loans at December 31, 1999 and 1998, are loans that are considered to be impaired and totaled $13 million and $10.1 million, respectively. As a result of direct write-downs, the specific allowance related to these impaired loans was not material. The average carrying amounts of impaired loans during 1999 and 1998 were $11.6 million and $11 million, respectively. No material amounts of interest income were recognized on impaired loans or nonaccrual loans for each of the years in the three-year period ended December 31, 1999.

NOTE 6 - PREMISES AND EQUIPMENT
    At December 31, 1999 and 1998, premises and equipment are summarized as follows($in thousands):

                                                    1999       1998
                                                 --------   --------
Land                                             $ 13,455   $ 12,664
Buildings and leasehold improvements               87,809     83,739
Furniture and equipment                            89,537     77,343
                                                 --------   --------
                                                  190,801    173,746
Less accumulated depreciation and amortization    110,226    102,996
                                                 --------   --------
     Premises and equipment                      $ 80,575   $ 70,750
                                                 ========   ========

NOTE 7 - INTEREST-BEARING DEPOSITS
     The aggregate amount of time deposits of $100,000 or more at December 31, 1999 was $573.7 million. The maturities of interest-bearing deposits at December 31, 1999 are presented below ($ in thousands):

2000                                                     $1,167,484
2001                                                        431,043
2002                                                         96,574
2003                                                         23,219
Thereafter                                                   17,006
                                                         ----------
Total time deposits                                       1,735,326
Interest-bearing deposits with no stated maturity         1,328,820
                                                         ----------
     Total interest-bearing deposits                     $3,064,146
                                                         ==========

NOTE 8 - SECURITIES SOLD UNDER REPURCHASE AGREEMENTS
     At December 31, 1999 and 1998, the carrying values of securities sold under
repurchase   agreements,   by  contractual  maturity,  are  shown  below  ($  in
thousands):
                                            Carrying Value
                                       -----------------------
                                           1999         1998
                                       ----------   ----------
Demand                                 $  388,326   $  377,241
In one day                                209,016      245,445
Term up to 30 days                        252,423       39,979
Term of 30 to 90 days                      50,501       52,436
Term of 90 days and over                  189,991      266,898
                                       ----------   ----------
Total                                  $1,090,257   $  981,999
                                       ==========   ==========

     The weighted average interest rate for these repurchase agreements was 4.33% and 4.39% at December 31, 1999 and 1998, respectively. The repurchase agreements are collateralized by specific U. S. Treasury and other U. S. Government agencies securities with carrying values of $1.17 billion at December 31, 1999 and $994.9 million at December 31, 1998. Fair values at December 31, 1999 and 1998, approximated $1.16 billion and $1 billion, respectively.

NOTE 9 - SHORT-TERM BORROWINGS
     Trustmark's short-term borrowings at December 31, 1999 and 1998 are presented below ($ in thousands):
                                              1999       1998
                                            --------   --------
Federal Home Loan Bank                      $590,000   $340,000
Term federal funds purchased                  75,000
Treasury tax and loan note option account     50,000     33,056
Other                                         18,024     16,487
                                            --------   --------
     Total                                  $733,024   $389,543
                                            ========   ========

     Short-term borrowings serve as an alternate source of funding for Trustmark. Trustmark's short-term borrowings primarily consist of advances from the Federal Home Loan Bank (FHLB). As a member of the FHLB, Trustmark has received advances of $590 million. These advances are collateralized by a blanket lien on the Corporation's 1-4 family mortgage loans. These advances mature from January 2000 to October 2000 and have fixed and floating rates ranging from 5.38% to 5.85%.
     At December 31, 1999, term federal funds purchased have been classified as short- term borrowings because they have a maturity greater than one day.
     The treasury tax and loan note option account, which is collateralized by a pledge of U. S. Treasury, U. S. Government agencies and state, county and municipal securities as required by the Department of the Treasury, is an open-ended interest bearing note maintained at the Federal Reserve Bank. Interest is charged at the weekly Federal Funds rate minus 25 basis points.

NOTE 10 - INCOME TAXES
     The income tax provision included in the statements of income is as follows ($ in thousands):
                                        1999       1998        1997
                                      --------   --------    --------
Current:
      Federal                         $ 44,463   $ 43,151    $ 32,076
      State                              5,385      4,484       2,696
Deferred:
      Federal                            1,318     (1,575)      1,038
      State                                 70       (276)         89
                                      --------   --------    --------
          Income tax provision        $ 51,236   $ 45,784    $ 35,899
                                      ========   ========    ========

     The income tax provision differs from the amount computed by applying the statutory federal income tax rate of 35% to income before income taxes as a result of the following ($ in thousands):

                                               1999        1998        1997
                                            --------    --------    --------
Income tax computed at statutory tax rate   $ 52,231    $ 45,184    $ 37,437
Tax exempt interest                           (4,810)     (4,339)     (3,702)
Nondeductible interest expense                   632         555         536
State income taxes, net                        5,455       4,208       2,785
Other                                         (2,272)        176      (1,157)
                                            --------    --------    --------
          Income tax provision              $ 51,236    $ 45,784    $ 35,899
                                            ========    ========    ========

     Temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities give rise to the following net deferred tax assets at December 31,1999 and 1998, which are included in other assets ($ in thousands):
                                                     1999        1998
                                                 --------    --------
Deferred tax assets:
     Allowance for loan losses                   $ 24,833    $ 24,856
     Deferred compensation                          5,277       4,690
     Capitalized mortgage servicing rights                        764
     Core deposit intangibles                       1,821       1,896
     Other                                          3,293       3,652
                                                 --------    --------
           Total gross deferred tax asset          35,224      35,858

Deferred tax liabilities:
     Unrealized securities gains                   (1,465)    (10,557)
     Pension plan                                  (1,080)     (1,585)
     Discount accretion on securities                (931)       (879)
     Accelerated depreciation and amortization       (938)       (759)
     Capitalized mortgage servicing rights           (197)
     Other                                         (1,303)       (727)
                                                 --------    --------
           Total gross deferred tax liability      (5,914)    (14,507)
                                                 --------    --------
              Net deferred tax asset             $ 29,310    $ 21,351
                                                 ========    ========

     Trustmark has evaluated the need for a valuation allowance and, based on the weight of the available evidence, has determined that it is more likely than not that all deferred tax assets will be realized. The income tax provision included $(519) thousand in 1999, $331 thousand in 1998 and $210 thousand in 1997 resulting from securities transactions.

NOTE 11 - EMPLOYEE BENEFIT PLANS

Pension Plan
     Trustmark maintains a defined noncontributory pension plan which covers substantially all employees with more than one year of service. The plan provides pension benefits that are based on the length of credited service and final average compensation as defined in the plan. Trustmark's policy is to fund amounts allowable for federal income tax purposes. The following table represents reconciliations of beginning and ending balances of the benefit obligation and fair value of plan assets as well as the funded status of the plan for December 31, 1999 and 1998 ($ in thousands):

                                                               1999        1998
                                                           --------    --------
Change in benefit obligation
    Projected benefit obligation, beginning of year        $ 48,446    $ 42,650
    Service cost                                              3,383       3,038
    Interest cost                                             3,456       3,137
    Actuarial (gain) loss                                    (4,044)      1,316
    Benefit payments                                         (2,577)     (1,695)
                                                           --------    --------
         Projected benefit obligation, end of year           48,664      48,446

Change in plan assets
    Fair value of plan assets, beginning of year             59,597      57,749
    Actual return on plan assets                              4,456       3,563
    Benefit payments                                         (2,577)     (1,695)
    Expenses                                                    (18)        (20)
                                                           --------    --------
         Fair value of plan assets, end of year              61,458      59,597
                                                           --------    --------

Funded status
    Plan assets in excess of projected benefit obligation    12,794      11,151
    Remaining unrecognized transition asset                    (940)     (1,304)
    Unrecognized prior service cost                           1,569       1,831
    Unrecognized net gain                                   (10,599)     (7,533)
                                                           --------    --------
         Prepaid pension assets recorded in balance sheet  $  2,824    $  4,145
                                                           ========    ========

    Net pension costs included the following components ($ in thousands):

                                                     1999        1998        1997
                                                   --------    --------    --------
Service cost - benefits earned during the period   $  3,383    $  3,038    $  2,892
Interest cost on projected benefit obligation         3,456       3,137       2,860
Actual return on assets                              (4,456)     (3,562)    (12,299)
Net amortization and deferral                        (1,063)     (1,747)      8,474
                                                   --------    --------    --------
     Net pension costs                             $  1,320    $    866    $  1,927
                                                   ========    ========    ========

     The weighted average discount rate used in determining the actuarial present value of the projected benefit obligation was 7.75% in 1999, 7.25% in 1998 and 7.50% in 1997. The rate of increase in future compensation was 4.0% for all years presented. The expected long-term rate of return on plan assets was 9.0% in 1999 and 1998 and 8.5% in 1997.

     Trustmark   does   not   provide   any   significant   post-retirement   or
post-employment benefits to its employees other than pension benefits.

Defined Contribution Plans
     Trustmark provides its employees with a self directed 401(k) retirement plan which allows employees to contribute a percentage of base pay, within limits provided by the Internal Revenue Code and accompanying regulations, into the plan. During 1999 and 1998, employer contributions were made to this plan totaling $2.7 million and $2.5 million, respectively. These contibutions exceeded the minimum 3% safe harbor contribution elected by the Board of Directors in each year.
     In 1997, a $2.2 million discretionary employer contribution was made to an Employee Stock Ownership Plan (ESOP). In 1998, the Board of Directors elected to merge the ESOP into the self directed 401(k) retirement plan. In April 1999, all employee balances in the ESOP were transferred to their 401(k) plan accounts.

Deferred Compensation Plan
     Trustmark provides a deferred compensation plan covering its directors, key executives and senior officers. Participants in the deferred compensation plan can defer a portion of their compensation for payment after retirement. Life insurance contracts have been purchased which may be used to fund payments under the plan. Net expenses related to this plan were $1.0 million in 1999, $446 thousand in 1998 and $747 thousand in 1997.

Long-Term Incentive Plan
     Trustmark's incentive stock plan provides for the granting of incentive stock options and nonqualified stock options. Stock options are granted at a price equal to the market value of the stock at the date of grant and are exercisable for a period not to exceed ten years from the date of grant. The maximum number of shares that can be granted under this plan is 7.0 million shares.

     The following tables summarize Trustmark's option activities for 1999, 1998 and 1997:

                                           1999                 1998                  1997
                                   ------------------   -------------------   ------------------
                                              Average               Average              Average
                                              Option                Option               Option
                                   Shares      Price      Shares     Price     Shares     Price
                                   -------    -------    -------    -------    -------   -------
Outstanding, beginning of year     380,500    $ 18.32    172,000    $ 13.18              $
Granted                            259,500      22.78    208,500      22.56    172,000     13.18
Exercised                          (56,000)     12.44
Forfeited                          (27,750)     22.61
                                   -------    -------    -------    -------    -------   -------
Outstanding, end of year           556,250    $ 20.78    380,500    $ 18.32    172,000   $ 13.18
                                   =======    =======    =======    =======    =======   =======

Exercisable, end of year           101,426    $ 17.40     85,000    $ 12.81     56,000   $ 12.44
                                   =======    =======    =======    =======    =======   =======

                    Options Outstanding                                 Options Exercisable
--------------------------------------------------------------       -----------------------
                                                      Weighted                      Weighted
                                  Weighted Average    Average        Exercisable    Average
   Range of        Outstanding    Remaining Years     Exercise         as of        Exercise
Exercise Prices    at 12/31/99     To Expiration      Price           12/31/99      Price
---------------    -----------    ----------------    --------       -----------    --------
$11.39 - $13.67        116,000            7.4         $  13.53          58,000      $  13.53
$20.50 - $22.78        440,250            8.9            22.69          43,426         22.56
                   -----------                        --------       ---------      --------
                       556,250            8.6         $  20.78         101,426      $  17.40
                   ===========                        ========       =========      ========

     Trustmark accounts for the incentive stock plan under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," in which no compensation cost has been recognized. Had compensation expense been recognized consistent with SFAS No. 123, "Accounting for Stock-Based Compensation, " pro forma net income would have been $97.3 million, $83.0 million and $70.8 million for 1999, 1998 and 1997, respectively, while pro forma basic and diluted EPS would have decreased from $1.36 to $1.35 in 1999, with no change in 1998 and 1997. The weighted average fair value of options granted during the years 1999, 1998 and 1997 was $10.88, $10.56 and $11.52, respectively.
    For pro forma calculations, the fair value of each grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for grants in 1999, 1998 and 1997, respectively: risk-free investment rate of 4.58%, 5.12% and 7.07%, expected volatility of 25.64%, 34.46% and 23.60%, and an expected life of 10 years for all three years.

NOTE 12 - COMMITMENTS AND CONTINGENCIES
Lease Commitments
         Trustmark currently has lease commitments for banking premises and general offices and equipment which expire from 2000 to 2026. The majority of these commitments contain renewal options which extend the base lease from 5 to 20 years. Rental expense approximated $3.8 million in 1999, $3.4 million in 1998 and $3.0 million in 1997.
         Minimum rental commitments at December 31, 1999, under noncancellable leases for banking premises and general offices and equipment, were as follows ($ in thousands):

      Years Ended                           Minimum Rental
      December 31,                            Commitment
      ------------                         -----------------
         2000                                   $    927
         2001                                        784
         2002                                        564
         2003                                        456
         2004                                        265
         Thereafter                                1,450

Legal Proceedings
         Trustmark and its subsidiaries are parties to lawsuits and other claims that arise in the ordinary course of business. Some of the lawsuits assert claims related to the lending, collection, servicing, investment, trust and other business activities; and some of the lawsuits allege substantial claims for damages. The cases are being vigorously contested. In the regular course of business, Management evaluates estimated losses or costs related to litigation, and provision is made for anticipated losses whenever Management believes that such losses are probable and can be reasonably estimated. At the present time, Management believes, based on the advice of legal counsel, that the final resolution of pending legal proceedings will not have a material impact on Trustmark's consolidated financial position or results of operations.

NOTE 13 - OFF-BALANCE SHEET INSTRUMENTS
         Trustmark makes commitments to extend credit and issues standby and commercial letters of credit in the normal course of business in order to fulfill the financing needs of its customers. Trustmark also engages in forward contracts in order to manage its own exposure to the risks of interest rate fluctuations.
         Commitments to extend credit are agreements to lend money to customers pursuant to certain specified conditions. Commitments generally have fixed expiration dates or other termination clauses. Since many of these commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Trustmark applies the same credit policies and standards as it does in the lending process when making these commitments. The collateral obtained is based upon the assessed creditworthiness of the borrower.
         Standby and commercial letters of credit are conditional commitments issued by Trustmark to guarantee the performance of a customer to a third party. Essentially, the same policies regarding credit risk and collateral which are followed in the lending process are used when issuing letters of credit.
         Forward contracts, a type of derivative financial instrument, are agreements to purchase or sell securities or other money market instruments at a future specified date at a specified price or yield. As of December 31, 1999, Trustmark's exposure under forward contracts represents commitments to deliver mortgage loans into mortgage-backed securities in the future and is immaterial.
         Trustmark's maximum exposure to credit loss in the event of nonperformance by the other party for loan commitments and letters of credit is represented by the contractual or notional amount of those instruments. However, for forward contracts, the contractual or notional amounts do not represent Trustmark's actual exposure to credit loss at December 31, 1999 and 1998, as represented below ($ in thousands):
                                                  Contractual or
                                                  Notional Amount
                                              -----------------------

                                                1999           1998
                                              --------     ----------
Financial instruments whose contractual
  amounts represent credit risk:
    Loan commitments                          $931,961     $1,031,682
    Standby and commercial letters
      of credit written                         37,400         36,904
Financial instruments whose contractual or
  notional amounts exceed the amount of
  credit risk:
    Forward contracts                           56,000        207,450

NOTE 14 - SHAREHOLDERS' EQUITY
Common Stock Repurchase Program
       In November 1998, Trustmark implemented a capital management plan which authorized the repurchase of up to 7.5%, or 5.46 million shares of common stock. Since implementation of the plan, Trustmark has purchased approximately 3.22 million shares. The repurchase program, which is subject to market conditions and management discretion, has been implemented through open market purchases and privately negotiated transactions.

Regulatory Capital
       Trustmark and the Bank are subject to minimum capital requirements which are administered by various Federal regulatory agencies. These capital requirements, as defined by federal guidelines, involve quantitative and qualitative measures of assets, liabilities and certain off-balance sheet instruments. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the financial statements of Trustmark and the Bank.
       Management believes, as of December 31, 1999, that Trustmark and the Bank meet all capital adequacy requirements to which they are subject. At December 31, 1999, the most recent notification from the Office of the Comptroller of the Currency (OCC) categorized the Bank as well capitalized. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios (defined in applicable regulations) as set forth in the table below. There are no significant conditions or events that have occurred since the OCC's notification that Management believes has affected the Bank's present classification.
       Trustmark's and the Bank's actual regulatory capital amounts and ratios are presented in the table below ($ in thousands):

                                                                                               Minimum Regulatory
                                                         Actual          Minimum Regulatory     Provision to be
                                                    Regulatory Capital    Capital Required     Well Capitalized
                                                    ------------------   ------------------    ------------------
                                                     Amount     Ratio     Amount      Ratio     Amount     Ratio
                                                    --------   ------    --------     -----    --------    ------
At December 31, 1999:
       Total Capital (to Risk Weighted Assets)
            Trustmark Corporation                   $683,335   16.76%    $326,096     8.00%      N/A
            Trustmark National Bank                  667,782   16.43      325,148     8.00     $406,435    10.00%

       Tier 1 Capital (to Risk Weighted Assets)
            Trustmark Corporation                   $627,258   15.39%    $163,048     4.00%      N/A
            Trustmark National Bank                  616,792   15.18      162,574     4.00    $243,861      6.00%
       Tier 1 Capital (to Average Assets)
            Trustmark Corporation                   $627,258    9.37%    $267,645     4.00%     N/A
            Trustmark National Bank                  616,792    9.23      267,353     4.00    $334,192      5.00%

                                                                                               Minimum Regulatory
                                                         Actual          Minimum Regulatory     Provision to be
                                                    Regulatory Capital    Capital Required     Well Capitalized
                                                    ------------------   ------------------    ------------------
                                                     Amount     Ratio     Amount      Ratio     Amount     Ratio
                                                    --------   ------    --------     -----    --------    ------
At December 31, 1998:
       Total Capital (to Risk Weighted Assets)
            Trustmark Corporation                   $667,621   17.47%    $305,761     8.00%       N/A
            Trustmark National Bank                  654,302   17.16      305,078     8.00     $381,348    10.00%

       Tier 1 Capital (to Risk Weighted Assets)
            Trustmark Corporation                   $619,619   16.21%    $152,881     4.00%       N/A
            Trustmark National Bank                  606,405   15.90      152,539     4.00     $228,809     6.00%

       Tier 1 Capital (to Average Assets)
            Trustmark Corporation                   $619,619    9.88%    $250,749     4.00%       N/A
            Trustmark National Bank                  606,405    9.69      250,373     4.00     $312,966     5.00%

      Dividends paid by Trustmark are substantially funded from dividends received from the Bank. Approval of the Bank's regulators is required if the total of all dividends declared in any calendar year exceeds the total of its net income for that year combined with its retained net income of the preceeding two years. Without prior regulatory approvals, the Bank will have available in 2000 an amount equal to approximately $46.5 million plus its net income for that year to pay as dividends.

Comprehensive Income
      Comprehensive income is the change in equity during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.
      In addition to net income, Trustmark has identified changes related to other nonowner transactions in the Consolidated Statement of Changes in Shareholders' Equity. Changes in other nonowner transactions consist entirely of changes in unrealized holding gains and losses on securities available for sale.
      In the calculation of comprehensive income, certain reclassification adjustments are made to avoid double counting items that are displayed as part of net income and other comprehensive income in that period or earlier periods. The following table reflects the reclassification amounts and the related tax effects of changes in unrealized holding gains and losses on securities available for sale for the three years ended December 31, 1999, 1998 and 1997
($ in thousands):

                                                                        1999                                    1998
                                                      -------------------------------------    ------------------------------------
                                                      Before Tax   Tax (Expense)  After Tax    Before Tax   Tax (Expense) After Tax
                                                        Amount      or Benefit      Amount        Amount      or Benefit   Amount
                                                      ----------   ------------  ----------    ----------   ------------  ---------
Net unrealized holding (losses) gains
     arising during the period                        $  (25,130)   $  9,612      $(15,518)    $   10,972    $ (4,197)    $   6,775

Reclassification adjustment for
     losses (gains) included in net income                 1,358        (519)          839          (865)         331          (534)

                                                      ----------    --------      --------     ----------    --------     ---------
Net change in unrealized (losses) gains on securities $  (23,772)   $  9,093      $(14,679)    $   10,107    $ (3,866)    $   6,241
                                                      ==========    ========      ========     ==========    ========     =========


                                                                        1997
                                                      -------------------------------------
                                                      Before Tax   Tax (Expense)  After Tax
                                                        Amount      or Benefit      Amount
                                                      ----------   ------------   ---------
Net unrealized holding (losses) gains
     arising during the period                        $   12,844    $ (4,913)     $   7,931

Reclassification adjustment for
     losses (gains) included in net income                  (549)        210           (339)
                                                      ----------    --------      ---------
Net change in unrealized (losses) gains on securities $   12,295    $ (4,703)     $   7,592
                                                      ==========    ========      =========

NOTE 15 - FAIR VALUES OF FINANCIAL INSTRUMENTS
   The carrying amounts and estimated fair values of financial instruments at December 31,1999 and 1998, are as follows ($ in thousands):

                                                  1999                      1998
                                         -----------------------   -----------------------
                                          Carrying     Estimated    Carrying    Estimated
                                           Value      Fair Value      Value     Fair Value
                                         ----------   ----------   ----------   ----------
Financial Assets
   Cash and short-term investments       $  309,556   $  309,556   $  498,146   $  498,146
   Trading account securities                                           1,053        1,053
   Securities available for sale            783,220      783,220      774,996      774,996
   Securities held to maturity            1,390,981    1,374,631    1,171,513    1,192,505
   Net loans                              3,949,085    3,924,877    3,636,168    3,721,336
Financial Liabilities:
   Deposits                               3,924,796    3,925,742    3,946,397    3,953,467
   Short-term liabilities                 2,110,444    2,110,444    1,708,088    1,708,088

     The methodology and significant assumptions used in estimating the fair values presented above are as follows:
     In cases where  quoted  market  prices are not  available,  fair values are based on estimates using present value techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates for those assets or liabilities cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. The estimated fair value of financial instruments with immediate and shorter-term maturities (generally 90 days or less) is assumed to be the same as the recorded book value. All nonfinancial instruments, by definition, have been excluded from these disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of Trustmark.

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

NOTE 16 - SEGMENT INFORMATION
      In 1999, Trustmark completed its implementation of its business unit profitability reporting system. Trustmark has three reportable segments: Retail Banking, Commercial Banking and Financial Services. Retail Banking delivers a full range of financial products and services to individuals and small businesses through Trustmark's extensive branch network. Commercial Banking provides various financial products and services to corporate and middle market clients. Included among these products and services are specialized services for commercial and residential real estate development lending, indirect auto financing and other specialized lending services. Financial Services includes trust and fiduciary services, discount brokerage services, insurance services, as well as credit card and mortgage services. Also included in this segment is a selection of investment management services including Trustmark's proprietary mutual fund family. Treasury & Other consists of asset/liability management activities that includes the investment portfolio and the related gains(losses) on sales of securities. Treasury & Other also includes expenses such as corporate overhead and amortization of intangible assets.
         Trustmark evaluates performance and allocates resources based on the profit or loss of the individual segments. The accounting policies of reportable segments are the same as those described in Note 1. Trustmark uses matched maturity transfer pricing to assign funds costs to assets and earnings credits to liabilities with a corresponding offset to Treasury & Other. Trustmark allocates noninterest expenses based on various activity-based costing statistics. Excluding internal funding, Trustmark does not have intercompany revenues or expenses. Additionally, segment income tax expense is calculated using the marginal tax rate. The difference between the marginal and effective tax rate is included in Treasury & Other.
         The following table discloses financial information by segment for the years ended December 31, 1999 and 1998 ($ in thousands):

                                                           Retail      Commercial      Financial     Treasury
                                                           Banking       Banking       Services       & Other         Total
                                                         -----------   -----------    -----------   -----------    -----------
1999
----
Net interest income from external customers              $    34,069   $   107,536    $    16,067   $    85,758    $   243,430
Internal funding                                              93,371       (71,239)        14,206       (36,338)             0
                                                         -----------   -----------    -----------   -----------    -----------
Net interest income                                          127,440        36,297         30,273        49,420        243,430
Provision for loan losses                                      5,894         1,383          1,795                        9,072
                                                         -----------   -----------    -----------   -----------    -----------
Net interest income after provision for loan losses          121,546        34,914         28,478        49,420        234,358
Noninterest income                                            45,182           566         52,319         3,876        101,943
Noninterest expenses                                         113,045        14,567         45,465        13,994        187,071
                                                         -----------   -----------    -----------   -----------    -----------
Income before income taxes                                    53,683        20,913         35,332        39,302        149,230
Income taxes                                                  18,528         7,215         12,485        13,008         51,236
                                                         -----------   -----------    -----------   -----------    -----------
Segment net income                                       $    35,155   $    13,698    $    22,847   $    26,294    $    97,994
                                                         ===========   ===========    ===========   ===========    ===========

Selected Financial Information
     Average assets                                      $ 2,116,222   $ 1,325,159    $   815,282   $ 2,321,688    $ 6,578,351
     Depreciation and amortization                       $     3,797   $       215    $     6,744   $    10,457    $    21,213


1998
----
Net interest income from external customers              $    10,830   $    96,070    $    14,621   $   106,679    $   228,200
Internal funding                                             118,915       (65,351)        14,061       (67,625)             0
                                                         -----------   -----------    -----------   -----------    -----------
Net interest income                                          129,745        30,719         28,682        39,054        228,200
Provision for loan losses                                      3,339         2,022          1,656           754          7,771
                                                         -----------   -----------    -----------   -----------    -----------
Net interest income after provision for loan losses          126,406        28,697         27,026        38,300        220,429
Noninterest income                                            35,718           300         43,800         7,172         86,990
Noninterest expenses                                         109,982        12,405         39,550        16,384        178,321
                                                         -----------   -----------    -----------   -----------    -----------
Income before income taxes                                    52,142        16,592         31,276        29,088        129,098
Income taxes                                                  17,828         5,707         10,708        11,541         45,784
                                                         -----------   -----------    -----------   -----------    -----------
Segment net income                                       $    34,314   $    10,885    $    20,568   $    17,547    $    83,314
                                                         ===========   ===========    ===========   ===========    ===========

Selected Financial Information
     Average assets                                      $ 1,989,416   $ 1,122,829    $   638,042   $ 2,161,462    $ 5,911,749
     Depreciation and amortization                       $     3,652   $       106    $     6,976   $     8,962    $    19,696

NOTE 17 - TRUSTMARK CORPORATION (Parent Company Only) FINANCIAL INFORMATION ($ in thousands)

                                 BALANCE SHEETS

                                                            December 31,
                                                        -------------------
                                                          1999       1998
                                                        --------   --------
Assets
Investment in bank                                      $639,699   $634,618
Other assets                                              16,099     17,516
                                                        --------   --------
    Total Assets                                        $655,798   $652,134
                                                        ========   ========


Liabilities and Shareholders' Equity
Accrued expenses                                        $     42   $    258
Shareholders' equity                                     655,756    651,876
                                                        --------   --------
    Total Liabilities and Shareholders' Equity          $655,798   $652,134
                                                        ========   ========


                                 STATEMENTS OF INCOME

                                                      Years Ended December 31,
                                                     ---------------------------
                                                       1999      1998      1997
                                                     -------   -------   -------
Revenue
Dividends received from bank                         $96,707   $44,522   $31,739
Equity in undistributed earnings of subsidiaries         822    37,823    38,438
Other income                                             695     1,424     1,358
                                                     -------   -------   -------
                                                      98,224    83,769    71,535
Expenses                                                 230       455       471
                                                     -------   -------   -------
Net Income                                           $97,994   $83,314   $71,064
                                                     =======   =======   =======

                                 STATEMENTS OF CASH FLOWS

                                                                       Years Ended December 31,
                                                                  --------------------------------
                                                                    1999        1998        1997
                                                                  --------    --------    --------
Operating Activities
Net income                                                        $ 97,994    $ 83,314    $ 71,064
Adjustments to reconcile net income to net cash provided by
     operating activities:
        Increase in investment in subsidiaries                        (822)    (37,823)    (38,438)
        Other                                                         (326)        376         410
                                                                  --------    --------    --------
Net cash provided by operating activities                           96,846      45,867      33,036

Investing Activities
Net cash paid in connection with business combinations                                      (1,319)
Purchases of securities available for sale                                                    (167)
Proceeds from sales of securities available for sale                    50       1,179
                                                                  --------    --------    --------
Net cash provided (used) by investing activities                        50       1,179      (1,486)

Financing Activities
Cash dividends                                                     (31,562)    (25,648)    (21,286)
Common stock transactions, net                                     (66,630)    (21,365)     (6,729)
                                                                  --------    --------    --------
Net cash provided by financing activities                          (98,192)    (47,013)    (28,015)
                                                                  --------    --------    --------
(Decrease) increase in cash and cash equivalents                    (1,296)         33       3,535
Cash and cash equivalents at beginning of year                       4,953       4,920       1,385
                                                                  --------    --------    --------
Cash and cash equivalents at end of year                          $  3,657    $  4,953    $  4,920
                                                                  ========    ========    ========

     Trustmark paid income taxes of approximately $52.3 million in 1999, $46.5 million in 1998 and $34.5 million in 1997. No interest was paid during 1999 and 1997. Interest paid by the parent company was $12 thousand in 1998.

SELECTED FINANCIAL DATA
(unaudited)
($ in thousands except per share data)


                                                            Years Ended December 31,
                                             ----------------------------------------------------
                                               1999       1998       1997       1996       1995
                                             --------   --------   --------   --------   --------
Consolidated Statements of Income
    Total interest income                    $448,509   $420,100   $376,892   $358,063   $348,341
    Total interest expense                    205,079    191,900    172,887    164,006    162,741
                                             --------   --------   --------   --------   --------
     Net interest income                      243,430    228,200    204,005    194,057    185,600
     Provision for loan losses                  9,072      7,771      4,682      5,783      2,439
     Noninterest income                       101,943     86,990     73,424     66,974     59,467
     Noninterest expenses                     187,071    178,321    165,784    157,818    151,288
                                             --------   --------   --------   --------   --------
     Income before income taxes               149,230    129,098    106,963     97,430     91,340
     Income taxes                              51,236     45,784     35,899     32,291     31,582
                                             --------   --------   --------   --------   --------
     Net income                              $ 97,994   $ 83,314   $ 71,064   $ 65,139   $ 59,758
                                             ========   ========   ========   ========   ========

Per Share Data
     Earnings per share
         Basic and Diluted                     $1.36      $1.14      $0.98      $0.93      $0.86
                                               =====      =====      =====      =====      =====

     Cash dividends per share                  $0.44      $0.35      $0.29      $0.25      $0.22
                                               =====      =====      =====      =====      =====


                                                          December 31,
                                --------------------------------------------------------------
                                   1999         1998         1997         1996         1995
                                ----------   ----------   ----------   ----------   ----------
Consolidated Balance Sheets
   Total assets                 $6,743,404   $6,355,190   $5,545,158   $5,193,684   $4,992,592
   Securities                    2,174,201    1,946,509    2,007,399    1,953,202    1,842,325
   Loans                         4,014,935    3,702,318    2,983,655    2,634,573    2,572,091
   Deposits                      3,924,796    3,946,397    3,818,949    3,597,436    3,530,045

SUMMARY OF QUARTERLY  RESULTS OF OPERATIONS
(unaudited)
($ in thousands except per share data)

                                               1999
                             -----------------------------------------
                                1st        2nd       3rd        4th
                             --------   --------   --------   --------
Interest income              $109,462   $110,140   $112,510   $116,397
Net interest income            60,993     61,152     60,882     60,403
Provision for loan losses       1,966      2,503      1,593      3,010
Income before income taxes     37,442     38,045     37,381     36,362
Net income                     24,126     24,923     24,942     24,003
Earnings per share
      Basic and Diluted          0.33       0.34       0.35       0.34

                                               1998
                             -----------------------------------------
                                1st        2nd       3rd        4th
                             --------   --------   --------   --------
Interest income              $ 98,865   $103,561   $107,179   $110,495
Net interest income            54,001     56,716     57,019     60,464
Provision for loan losses         799      2,168      2,221      2,583
Income before income taxes     30,605     32,197     32,678     33,618
Net income                     19,625     20,506     21,177     22,006
Earnings per share
      Basic and Diluted          0.27       0.28       0.29       0.30


PRINCIPAL MARKETS AND PRICES OF THE CORPORATION'S STOCK

                                Stock Prices
                 Dividends    ------------------
                 Per Share      High        Low
                 ---------    --------    ------
1999
----
1st Quarter      $  0.1050    22 11/16    19 5/8
2nd Quarter         0.1050    23 3/4      18
3rd Quarter         0.1050    24 1/2      22 1/8
4th Quarter         0.1250    23 1/2      21 1/8

1998
----
1st Quarter      $  0.0825    25 7/8      19 1/4
2nd Quarter         0.0825    24 3/4      19 3/4
3rd Quarter         0.0825    22 9/16     15 3/8
4th Quarter         0.1050    22 7/8      15 1/8


     Trustmark's common stock is listed for trading on the NASDAQ stock market as stock symbol TRMK.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
         The following provides a narrative discussion and analysis of significant changes in Trustmark Corporation's (Trustmark) results of operations and financial condition. This discussion should be read in conjunction with the consolidated financial statements and the supplemental financial data included elsewhere in this report.
         The Private Securities Litigation Reform Act evidences Congress' determination that the disclosure of forward-looking information is desirable for investors and encourages such disclosure by providing a safe harbor for forward-looking statements by Management. Specifically, Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements with respect to the adequacy of the allowance for loan losses; the effect of legal proceedings on Trustmark's financial condition, results of operations and liquidity; Year 2000 compliance issues and market risk disclosures. Although Management of Trustmark believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. Such forward-looking statements are subject to certain risks, uncertainties and assumptions. Should one or more of these risks materialize, or should any such underlying assumptions prove to be significantly different, actual results may vary significantly from those anticipated, estimated, projected or expected.

FINANCIAL SUMMARY
         For the year ended December 31, 1999, Trustmark's net income totaled $98.0 million compared with $83.3 million for 1998 and $71.1 million for 1997. Basic and diluted earnings per share were $1.36 for 1999, an increase of 19.3% when compared with $1.14 for 1998. Basic and diluted earnings per share for 1997 were $0.98. For the year ended December 31, 1999, Trustmark achieved a return on average assets of 1.49%, a return on average equity of 14.93% and an efficiency ratio of 52.82%. These compared with 1998 ratios of 1.41% for return on average assets, 13.53% for return on average equity and 55.55% for the efficiency ratio. For 1997, the return on average assets was 1.34%, the return on average equity was 12.67% and the efficiency ratio was 58.68%.
         At December 31, 1999, total loans were $4.015 billion, an increase of 8.4% from levels one year earlier. Total assets were $6.743 billion at December 31, 1999, a 6.1% increase from December 31, 1998. Total deposits at December 31, 1999 were $3.925 billion, a 0.6% decrease from levels a year earlier. Stockholders' equity was $656 million at December 31, 1999.

BUSINESS COMBINATIONS
         Trustmark seeks to increase shareholder value and diversify products and services through selective acquisitions of other financial services companies, including banks, insurance agencies and asset management companies.
         On April 9, 1999, Trustmark completed its acquisition of the Dan Bottrell Agency, Inc. (Bottrell), an independent insurance agency located in Jackson, Mississippi, with approximately $9 million in total assets. This transaction has been accounted for as a purchase business combination. The results of operations, which are not material, have been included in the financial statements from the merger date.
         In March 1998, Smith County Bank in Taylorsville, Mississippi, was merged with Trustmark. This purchase business combination added $98 million in total assets, including $45 million in loans, and $88 million in total deposits at the merger date.

         In 1997, Trustmark completed two mergers with Mississippi financial institutions. In February, Trustmark completed its merger with First Corinth Corporation (FCC) and its subsidiary, National Bank of Commerce, in a business combination accounted for as a pooling of interests. At the merger date, FCC and its subsidiary had $65 million in loans, $134 million in total assets and $113 million in total deposits. In September, Perry County Bank (PCB) of New Augusta was merged with Trustmark in a purchase business combination. At the merger date, PCB had $24 million in loans, $46 million in total assets and $37 million in total deposits.

ASSET/LIABILITY MANAGEMENT
Overview
         Market risk is the risk of loss arising from adverse changes in market prices and rates. Trustmark has risk management policies to monitor and limit exposure to market risk. Trustmark's market risk is comprised primarily of interest rate risk created by core banking activities. Management continually develops and applies cost-effective strategies to manage these risks. The Asset/Liability Committee sets the day-to-day operating guidelines, approves strategies affecting net interest income and coordinates activities within policy limits established by the Board of Directors. A key objective of the asset/liability management program is to quantify, monitor and manage interest rate risk and to assist Management in maintaining stability in the net interest margin under varying interest rate environments.

Market/Interest Rate Risk Management
         The primary purpose in managing interest rate risk is to effectively invest capital and preserve the value created by the core banking business.
Trustmark utilizes an investment portfolio as well as off-balance sheet instruments to manage the interest rate risk naturally created through its business activities. The primary tool utilized by the Asset/Liability Committee is a modeling system that provides information used to evaluate exposure to interest rate risk, project earnings and manage balance sheet growth. This modeling system utilizes the following scenarios in order to give Management a method of evaluating Trustmark's interest rate, basis and prepayment risk under different conditions:

         Rate shocked scenarios of up-and-down 100, 200 and 300 basis points.

         Yield curve twist of +/- 2 standard deviations of the change in spread of the three-month treasury bill and the 10-year treasury note yields.

         Basis risk scenarios where federal funds/prime spread widens and tightens 50 and 100 basis points.

         Prepayment  risk  scenarios  where  projected   prepayment   speeds  in
         up-and-down 200 basis point rate scenarios are compared to current projected prepayment speeds.

         Static gap analysis is an additional tool that can be utilized for interest rate risk measurement. Management feels that this method for analyzing interest sensitivity does not provide a complete picture of Trustmark's exposure to interest rate changes since it illustrates a point-in-time measurement and, therefore, does not incorporate the effects of future balance sheet trends, changes in prepayment speeds or varying interest rate scenarios. This analysis is a relatively straightforward tool which is useful mainly in highlighting significant short-term repricing volume mismatches. Utilized in the table below are Management's assumptions relating to prepayments of certain loans and securities as well as the maturity for rate sensitive assets and liabilities. The following table presents Trustmark's rate sensitivity static gap analysis at December 31, 1999 ($ in thousands):
                                               Interest Sensitive Within
                                              --------------------------
                                                90 days       One Year
                                              -----------    -----------
Total rate sensitive assets                   $ 1,638,453    $ 2,580,706
Total rate sensitive liabilities                2,805,966      3,788,244
                                              -----------    -----------
     Net gap                                  ($1,167,513)   ($1,207,538)
                                              ===========    ===========

         The analysis indicates a negative gap position over the next three- and twelve-month periods which indicates that Trustmark would benefit somewhat from a decrease in market interest rates. Although rates have increased, Management believes there is adequate flexibility to alter the overall rate sensitivity structure as necessary to minimize exposure to these changes.
         The static gap analysis does not fully capture the impact of interest rate movements on interest sensitive assets and liabilities. The interest rate sensitivity tables that follow provide additional information about Trustmark's financial instruments that are sensitive to changes in interest rates. The quantitative information about market risk is necessarily limited because it does not take into account operating transactions or anticipated hedging instruments. The tabular disclosure of Trustmark's market risk is also limited by its failure to depict accurately the effect on assumptions of significant changes in the economy or interest rates as well as changes in Management's expectations or intentions. The information in the interest rate sensitivity tables below reflect contractual interest rate repricing dates and contractual maturity (including principal amortization) dates except where altered by the following assumptions:

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

         Weighted average floating rates are based on the rate for that product as of December 31, 1999 and 1998.

         The tables below present principal amounts and related weighted average interest rates by year of maturity for Trustmark's financial assets and liabilities at December 31, 1999 and 1998 ($ in thousands):

INTEREST RATE SENSITIVITY
December 31, 1999

                                                                                                                      Estimated
                              2000         2001         2002        2003        2004      Thereafter      Total       Fair Value
                           ----------    --------     --------    --------    --------    ----------    ----------    ----------
Loans, Net
  Fixed Rate               $1,025,875    $553,845     $404,397    $277,108    $223,853    $  462,327    $2,947,405    $2,923,391
   Average Int Rate              8.19%       8.16%        8.29%       7.68%       7.66%         7.27%         7.97%
  Floating Rate            $  502,952    $ 72,419     $ 60,911    $ 49,210    $ 44,334    $  271,854    $1,001,680    $1,001,486
   Average Int Rate              8.30%       8.62%        8.31%       7.64%       7.80%         7.59%         8.10%
Investment securities
  Fixed Rate               $  296,591    $487,489     $341,812    $178,894    $197,500    $  569,652    $2,071,938    $2,055,588
   Average Int Rate              6.04%       6.36%        6.35%       6.39%       6.57%         6.59%         6.40%
  Floating Rate            $   50,374    $    336     $  2,677    $ 11,827    $ 12,420    $   24,629    $  102,263    $  102,263
   Average Int Rate              5.97%       5.91%        6.75%       6.88%       6.89%         6.88%         6.43%
Other earning assets
  Floating Rate            $   29,599                                                                   $   29,599    $   29,599
   Average Int Rate              5.54%                                                                        5.54%
Interest-bearing
deposits
  Fixed Rate               $1,241,393    $367,737     $ 91,699    $ 17,052    $ 15,001    $      314    $1,733,196    $1,734,142
   Average Int Rate              4.95%       5.12%        5.76%       5.22%       5.49%         6.90%         5.04%
 Floating Rate             $  464,630    $235,405     $235,405    $147,154    $147,154    $  101,202    $1,330,950    $1,330,950
   Average Int Rate              2.68%       1.95%        1.95%       1.96%       1.96%         1.35%         2.16%
Other int-bearing
    liabilities
 Fixed Rate                $  368,024                                                                   $  368,024    $  368,024
   Average Int Rate              5.66%                                                                        5.66%
 Floating Rate             $1,668,745    $ 73,675                                                       $1,742,420    $1,742,420
   Average Int Rate              5.22%       4.61%                                                            5.19%

INTEREST RATE SENSITIVITY
December 31, 1998

                                                                                                                      Estimated
                              1999         2000         2001         2002        2003     Thereafter      Total       Fair Value
                           ----------    --------     --------    --------    --------    ----------    ----------    ----------
Loans, Net
  Fixed Rate               $  956,598    $477,453     $345,481    $244,316    $177,240    $  386,682    $2,587,770    $2,669,558
   Average Int Rate              8.28%       8.19%        8.21%       7.77%       7.66%         7.00%         7.97%
  Floating Rate            $  468,727    $137,022     $ 80,007    $ 66,648    $ 59,193    $  236,801    $1,048,398    $1,051,778
   Average Int Rate              8.69%       9.54%        9.94%       8.16%       8.15%         7.90%         8.65%
Investment securities
  Fixed Rate               $  523,275    $345,356     $483,318    $295,677    $ 67,738    $  179,459    $1,894,823    $1,915,815
   Average Int Rate              5.90%       6.20%        6.43%       6.38%       6.11%         6.02%         6.19%
  Floating Rate            $      947    $    589     $    709    $  2,123    $ 10,194    $   38,177    $   52,739    $   52,739
   Average Int Rate              6.21%       6.25%        6.01%       6.54%       5.97%         5.90%         5.80%
Other earning assets
  Floating Rate            $  185,619                                                                   $  185,619    $  185,619
   Average Int Rate              7.95%                                                                        7.95%

Interest-bearing
deposits
  Fixed Rate               $1,296,600    $162,773     $ 41,003    $ 20,714    $ 16,562    $      406    $1,538,058    $1,545,128
   Average Int Rate              5.07%       5.31%        5.19%       5.54%       5.22%         6.60%         5.10%
 Floating Rate             $  508,156    $257,471     $257,471    $160,526    $160,526    $  109,979    $1,454,129    $1,454,129
   Average Int Rate              2.68%       2.11%        2.11%       2.12%       2.12%         1.64%         2.28%
Other int-bearing
    liabilities
 Fixed Rate                $  149,543                                                                   $  149,543    $  149,543
   Average Int Rate              5.93%                                                                        5.93%
 Floating Rate             $1,397,644    $ 85,941     $ 74,960                                          $1,558,545    $1,558,545
   Average Int Rate              6.91%       4.91%        4.67%                                               6.69%

Liquidity
         Trustmark's goal is to maintain an adequate liquidity position to compensate for balance sheet fluctuations and to provide funds for growth. The Asset/Liability Committee establishes guidelines by which the current liquidity position is monitored to ensure adequate funding capacity. This is accomplished through the active management of both the asset and liability sides of the balance sheet and by maintaining accessibility to local, regional and national funding sources. The ability to maintain consistent earnings and adequate capital also enhances Trustmark's liquidity.

EARNING ASSETS
         Earning assets are composed of loans, securities, federal funds sold, securities purchased under resale agreements and trading account assets. These assets are the primary revenue streams for Trustmark. The percentage of earning assets to total assets measures the effectiveness of Management's efforts to invest available funds into the most efficient and profitable uses. At December 31, 1999, earning assets were $6.219 billion, or 92.22% of total assets, compared with $5.835 billion, or 91.82% of total assets at December 31, 1998, an increase of $383.2 million, or 6.6%, due primarily to growth in the loan and securities portfolios.

Loans
         Loans are the largest group of earning assets of Trustmark and represented 64.6% of earning assets at December 31, 1999 compared with 63.4% at December 31, 1998. At December 31, 1999, loans totaled $4.015 billion compared to $3.702 billion at year end 1998, an increase of $312.6 million, or 8.4%. Loan growth remained well diversified with the most significant increases coming from commercial and industrial loans and loans secured by residential properties.
         Trustmark's lending policies have produced consistently strong asset quality. One measure of asset quality in the financial services industry is the level of nonperforming assets. Trustmark's nonperforming assets at December 31, 1999 and 1998 are shown in the following table ($ in thousands):

                                              December 31,
                                           ------------------
                                            1999       1998
                                           -------    -------
Nonaccrual and restructured loans          $16,671    $13,253
Other real estate (ORE)                      1,987      1,859
                                           =======    =======
     Total nonperforming assets            $18,658    $15,112
                                           =======    =======

Accruing loans past due 90 days or more    $ 2,043    $ 2,431
                                           =======    =======

Nonperforming assets/total loans and ORE      0.46%      0.41%
                                           =======    =======

        While the volume of nonperforming assets at December 31, 1999, reflects a slight increase from year end 1998, as indicated in the preceding table, it remains at a manageable level. This level of nonperforming assets continues to compare favorably to those of peer banks as a result of sound lending practices and consistent collection efforts. Management is not aware of any additional credits, other than those identified above, where serious doubts as to the repayment of principal and interest exist.
        The allowance for loan losses is maintained at a level that Management and the Board of Directors believe is adequate to absorb probable losses within the loan portfolio, plus losses associated with off-balance sheet credit instruments such as letters of credit and unfunded lines of credit. A formal analysis is prepared quarterly to assess the risk in the loan portfolio and to determine the adequacy of the allowance for loan losses. Specifically, the analysis is based on factors such as historical loss experience in relation to volume and types of loans, volume and trends in delinquencies and nonaccruals, national and local economic conditions and other pertinent information. This analysis is presented to the Credit Policy Committee with subsequent review and approval by the Board of Directors. At December 31, 1999, the allowance for loan losses was $65.9 million, representing 1.64% of total loans outstanding compared with an allowance for loan losses of $66.2 million at December 31, 1998, representing 1.79% of total loans outstanding.
        Net charge-offs were $9.4 million or 0.24% of average loans for the year ended December 31, 1999, compared with $7.0 million or 0.21% of average loans for the year ended December 31, 1998. Trustmark's level of net charge-offs to average loans continues to compare favorably to those of peer banks.

Securities
        The securities portfolio is utilized to provide a quality investment alternative for available funds, a stable source of interest income and collateral on pledges for public deposits and securities sold under agreements to repurchase. At December 31, 1999, Trustmark's securities portfolio totaled $2.174 billion, an increase of $227.7 million or 11.7% from December 31, 1998. As a percentage of earning assets, the securities portfolio increased from 33.4% at December 31, 1998 to 35.0% at December 31, 1999 as Trustmark utilized the liquidity from federal funds sold and securities purchased under reverse repurchase agreements to grow the securities portfolio.
         Management continues to stress asset quality as one of the strategic goals of the securities portfolio which is evidenced by the investment of over 85% of the portfolio in U. S. Treasury and U. S. Government agency obligations. The REMIC and CMO issues held in the securities portfolio are entirely U. S. Government agency issues. In order to avoid excessive yield volatility from unexpected prepayments, Trustmark's normal practice is to purchase investment securities at or near par value to reduce the risk of premium write-offs.
        Held to maturity (HTM) securities are carried at amortized cost and represent those securities that Trustmark both positively intends and has the ability to hold to maturity. At December 31, 1999, HTM securities totaled $1.391 billion and continued to constitute the bulk of the portfolio. HTM securities represented 64.0% of the total portfolio at the end of 1999, compared with 60.2% at the end of 1998.
         Available for sale (AFS) securities are reported at their estimated fair value with unrealized gains or losses recognized, net of tax, in accumulated other comprehensive income, a separate component of shareholders' equity. At December 31, 1999, securities available for sale totaled $783.2 million which represented 36.0% of the securities portfolio, a decrease from 39.8% at year end 1998. The valuation adjustments to increase fair value at the end of 1999 and 1998 were $3.8 million and $27.6 million, respectively.

        As seen in Note 1 of Notes to Consolidated Financial Statements, on January 1, 2000, Trustmark adopted Statement of Financial Accounting Standards
(SFAS) No. 133. As allowed by SFAS No. 133, at the date of initial application of this statement, Trustmark transferred held to maturity securities with an amortized cost of $237.5 million and a market value of $237.8 million into the available for sale category. In addition, Trustmark transferred held to maturity securities with an amortized cost of $135.1 million and a market value of $131.2 million into the trading category. These transfers were made to allow Trustmark to reposition the investment portfolio into a potentially higher yielding market environment. The effect of adopting SFAS No. 133, as it relates to securities, will be shown as a charge to Trustmark's results of operations in the first quarter of 2000 as a cumulative effect of a change in accounting principle decreasing net income and other comprehensive income by $2.4 million and $2.2 million, respectively.

Other Earning Assets
        Federal funds sold and securities purchased under reverse repurchase agreements were $29.6 million at December 31, 1999, a decrease of $156.0 million when compared with year end 1998. When average balances are compared, federal funds sold and securities purchased under reverse repurchase agreements increased from $113.0 million for 1998 to $159.6 million for 1999. Trustmark utilizes these products as a short-term investment alternative whenever it has excess liquidity.

DEPOSITS AND OTHER INTEREST-BEARING LIABILITIES
        Trustmark's deposit base is its primary source of funding and consists of core deposits from the communities served by Trustmark. During 1999, the mix of deposits has remained relatively constant with a slight decrease in time deposits, which is attributable to consumers seeking higher yielding investment opportunities.
        Total deposits were $3.925 billion at December 31, 1999 and averaged $3.844 billion for the year. This compares to period end and average deposits for 1998 of $3.946 billion and $3.913 billion, respectively.
        As a component of average deposits, average noninterest-bearing deposits increased to 22.9% in 1999 compared with 22.1% during 1998. For the same time period, average interest-bearing demand deposits decreased to 18.7% of average deposits from 18.8%, average savings deposits increased to 17.8% from 16.9% and average time deposits decreased to 40.5% in 1999 from 42.2% the prior year.
        Although the deposit base has remained relatively stable, Trustmark has increased its reliance on short-term borrowings as funds used for earning assets outpaced funds provided by core deposits. Short-term borrowings consist of federal funds purchased, securities sold under repurchase agreements, Federal Home Loan Bank borrowings and the treasury tax and loan note option account. Short-term borrowings totaled $2.110 billion at December 31, 1999 and averaged $2.014 billion for the year. For 1998, period end short-term borrowings were $1.708 billion and averaged $1.324 billion for the year. FHLB borrowings and securities sold under repurchase agreements were primarily responsible for the growth achieved during 1999.

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

SHAREHOLDERS' EQUITY
        At December  31,  1999,  Trustmark  had  shareholders'  equity of $655.8 million compared with $651.9 million at year end 1998, an increase of $3.9 million or 0.6%. The shareholders' equity to assets ratio was 9.72% at December 31, 1999 compared with 10.26% at December 31, 1998. Trustmark's book value at December 31, 1999 was $9.31, an increase of 3.6% from $8.99 one year earlier.

Regulatory Capital
        Trustmark and Trustmark National Bank (Bank) are subject to minimum capital requirements which are administered by various Federal regulatory agencies. These capital requirements, as defined by Federal guidelines, involve quantitative and qualitative measures of assets, liabilities and certain off-balance sheet instruments. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the financial statements of both Trustmark and the Bank.
        Management believes, as of December 31, 1999, that Trustmark and the Bank meet all capital adequacy requirements to which they are subject. At December 31, 1999, the most recent notification from the Office of the Comptroller of the Currency (OCC) categorized the Bank as well-capitalized. To be categorized in this manner, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios (defined in applicable regulations) as set forth in the table below. There are no significant conditions or events that have occurred since the OCC's notification that Management believes have affected the Bank's present classification.

        Actual and minimum regulatory capital amounts and ratios at December 31, 1999, for Trustmark and the Bank are as follows ($ in thousands):

                                                Actual            Minimum Regulatory
                                           Regulatory Capital      Capital Required
                                           ------------------     ------------------
                                            Amount      Ratio      Amount      Ratio
                                           --------    ------     --------     -----
Total Capital (to Risk Weighted Assets)
     Trustmark Corporation                 $683,335    16.76%     $326,096     8.00%
     Trustmark National Bank               $667,782    16.43%     $325,148     8.00%
Tier 1 Capital (to Risk Weighted Assets)
     Trustmark Corporation                 $627,258    15.39%     $163,048     4.00%
     Trustmark National Bank               $616,792    15.18%     $162,574     4.00%
Tier 1 Capital (to Average Assets)
     Trustmark Corporation                 $627,258     9.37%     $267,645     4.00%
     Trustmark National Bank               $616,792     9.23%     $267,353     4.00%

Common Stock Repurchase Program
        In November 1998, Trustmark implemented a capital management plan which authorized the repurchase of up to 7.5%, or 5.46 million shares of common stock. Since implementation of the plan, Trustmark has purchased approximately 3.22 million shares of common stock in the open market at a cost of $72.0 million. This program has allowed Trustmark to increase the return on equity to shareholders while maintaining sufficient capital levels and related ratios to satisfy regulatory requirements.

Dividends
        Cash dividends paid in 1999 totaled $31.6 million, an increase of $5.9 million or 23.1%, from $25.6 million paid in 1998. The payout ratio of cash dividends paid to net income was 32.35% in 1999 and 30.92% in 1998. Dividends for 1999 were $0.44 per share compared with $0.35 per share for 1998 and $0.29 for 1997. The fourth quarter dividend of $0.125 per share was 19.0% higher than the $0.105 per share paid in the third quarter of 1999.

RESULTS OF OPERATIONS

Net Interest Income
        Net interest income (NII) is interest income generated by interest-earning assets reduced by the interest expense of funding those assets and is Trustmark's principal source of income. Consequently, changes in the mix and volume of interest-earning assets and interest-bearing liabilities, and their related yields and interest rates, can impact earnings. The net interest margin (NIM) is computed by dividing fully taxable equivalent NII by average interest-earning assets and measures how effectively Trustmark utilizes its interest-earning assets in relationship to the interest cost of funding them. The fully taxable equivalent (FTE) yield on tax-exempt income has been computed based on a 35% federal marginal tax rate for all periods shown. The table below illustrates the net interest margin as a percentage of average interest-earning assets for the periods shown:
                                                Years Ended December 31,
                                                ------------------------
                                                 1999      1998     1997
                                                -----     -----    -----
Yield on interest-earning assets-FTE            7.55%     7.87%    7.88%
Rate on interest-bearing liabilities            3.40%     3.54%    3.56%
                                                =====     =====    =====
Net interest margin-FTE                         4.15%     4.33%    4.32%
                                                =====     =====    =====

         For the year ended December 31, 1999, NII increased $15.2 million, or 6.7%, when compared with 1998. The increase was attributable to a higher level of average interest-earning assets in 1999. Average interest-earning assets in 1999 were $6.043 billion compared to $5.423 billion, an increase of $620 million or 11.4%. The average interest-earning asset growth is attributable to a 14.6% increase in average loans and a 4.3% increase in average securities during 1999. However, growth in NII was partially offset by an increase in funding costs that resulted from a change in the mix of interest-bearing liabilities. Faced with a decreasing base of core deposits, Trustmark utilized higher priced federal funds purchased, securities sold under repurchase agreements and short-term borrowings as sources of funds.
        Partially offsetting the growth in NII during 1999 was a decline in the NIM of 18 basis points to 4.15%. The downward pressure on the NIM in 1999 resulted from the narrowing of the net interest spread or the difference between the average yield earned on interest-earning assets (FTE) and average rate paid for interest-bearing liabilities. The net interest spread in 1999 was 3.43% versus 3.48% in 1998, a decrease of five basis points. The decrease was the result of a 32 basis point decline in the yield on average interest-earning assets to 7.55%, primarily resulting from a lower interest rate environment for loans. In spite of three increases to the prime rate during the last half of 1999, the average prime rate was 37 basis points lower than the 1998 average. While the rate paid on interest-bearing liabilities declined during 1999, the change in product mix helped to partially offset the impact of a lower interest rate environment.
         During 1998, the level of NII grew by $24.2 million, or 11.9%, when compared with 1997, and the net interest margin increased from 4.32% at year end 1997 to 4.33%. For 1998, the interest rate spread between interest-earning assets and interest-bearing liabilities was 3.48%, an increase of three basis points from the 1997 spread of 3.45%. Average interest-earning assets increased 11.8% during 1998 primarily from a 20.7% increase in average loans. However, because the interest rate environment was generally declining during 1998, the yield on average interest-earning assets decreased by one basis point when compared to 1997. The composition of average interest-bearing liabilities changed dramatically during 1998 as Trustmark sought additional funding sources to support the substantial growth of interest-earning assets. Average interest-bearing liabilities increased by 12.0% during 1998 primarily from growth in federal funds purchased, securities sold under repurchase agreements and short-term borrowings; however, the average yield on these categories was slightly lower when comparing 1998 to 1997.

Provision for Loan Losses
        The provision for loan losses reflects Management's assessment of the adequacy of the allowance for loan losses to absorb inherent write-offs in the loan portfolio. Factors considered in the assessment include growth and composition of the loan portfolio, historical credit loss experience, current and anticipated economic conditions and changes in borrowers' financial positions. During 1999, Trustmark's provision for loan losses was $9.1 million compared with $7.8 million in 1998 and $4.7 million in 1997. The provision to average loans was 0.24% for 1999 compared with 0.23% for 1998 and 0.17% for 1997. Trustmark's ratio of the provision for loan losses to average loans continues to compare favorably with those of peer banks.

Noninterest Income
        For each of the years in the three-year period ended December 31, 1999, noninterest income increased by double digit percentages, realizing one of Trustmark's long-term initiatives. In 1998 and 1997, noninterest income, excluding securities gains/losses, totaled $86.1 million and $72.9 million, respectively. By comparison, noninterest income for 1999, excluding securities gains/losses, totaled $103.3 million, increasing $17.2 million, or 19.9%, from 1998. Noninterest income has grown by a total of $30.4 million, or 41.8%, for the three-year period ended December 31, 1999.
        Service charges for deposit products and services has been the single largest component of noninterest income and totaled $37.9 million in 1999, $30.7 million in 1998, and $25.3 million in 1997. In 1999 and 1998, service charges increased $7.3 million, or 23.8%, and $5.4 million, or 21.4%, respectively, from the previous years. Overall, growth since 1997 totaled $12.7 million, an increase of 50.2%. Service charges for 1999 and 1998 have been positively impacted by Trustmark's implementation of the new customer-focused sales process called Pinnacle during the third quarter of 1998. As a result of Pinnacle and a focused marketing effort on Trustmark's Umbrella Plan, the Bank's full service consumer checking product, over 15 thousand new Umbrella accounts were opened during 1998. In 1998 alone, the Bank's deposit base grew by 26 thousand accounts. In addition, based on increased costs and competitive factors, a review of Trustmark's fee structure was performed in late 1998, leading to the implementation of changes to the fee structure for deposit accounts.
        The second largest component of noninterest income has been other account charges, fees and commissions, totaling $32.2 million in 1999, $23.2 million in 1998, and $18.6 million in 1997. In 1999 and 1998, growth in these areas totaled $9.0 million, or 38.6%, and $4.7 million, or 25.3%, respectively. Total growth in other account charges, fees and commissions since 1997 was $13.7 million, or 73.6%. In 1999, Trustmark expanded its insurance line of business by acquiring Bottrell and introducing annuity products into Trustmark's market. This combination of new products and services contributed $6.8 million, or 76.3%, to the growth of other account charges, fees and commissions during 1999. The remaining growth in 1999 and the growth in 1998 came primarily from fees on various investment services products and card services products.
        Mortgage servicing fees have grown $1.1 million, or 8.3%, since 1997 and totaled $14.4 million in 1999, $13.7 million in 1998, and $13.3 million in 1997. Trustmark serviced $3.7 billion in mortgage loans at December 31, 1999.
        Trust service income totaled $14.3 million in 1999, $13.6 million in 1998, and $12.4 million in 1997. The growth in trust services has come primarily from advisory fees derived from Trustmark's proprietary mutual funds. At December 31, 1999, Trustmark, which continues to be one of the largest providers of asset management services in Mississippi, held assets under administration of $6.2 billion, an increase of over $700 million when compared to year end 1998.
        Other income totaled $4.5 million, $4.9 million, and $3.4 million in 1999, 1998 and 1997, respectively. Changes in other income have occurred due to variations in gains recognized on the sale of loans in the secondary market. During 1998's decreasing interest rate environment, Trustmark originated or purchased an increased volume of mortgage loans, thus generating a larger volume of gains in 1998 on the sale of such loans.

        Gross securities gains of $40 thousand and securities losses of $1.4 million were realized during 1999 from the calls and dispositions of securities classified as available for sale. In 1999, no held to maturity securities were sold, and no realized gains or losses were recognized for held to maturity securities.

Noninterest Expenses
        Total noninterest expenses increased $8.8 million, or 4.9%, in 1999 to $187.1 million compared with $178.3 million in 1998 and $165.8 million in 1997. The Bottrell business combination completed during 1999 contributed $4.1 million, or 47.4%, to the increase in noninterest expenses for 1999.
        The efficiency ratio, which is total noninterest expenses as a percentage of tax equivalent net interest income plus noninterest income, is a primary measure of the effectiveness of noninterest expense control. During 1999, Trustmark exceeded its corporate goal of an efficiency ratio of 55% or less when it achieved an efficiency ratio of 52.82%. This compared with efficiency ratios of 55.55% and 58.68% for 1998 and 1997, respectively .
        Salaries and employee benefits, which represent the largest category of noninterest expenses, were $98.7 million in 1999, an increase of $8.3 million, or 9.1%, from 1998. For 1998, salaries and employee benefits increased $4.5 million, or 5.3%, when compared to 1997. At December 31, 1999, Trustmark had 2,320 full-time equivalent employees compared to 2,258 and 2,309, respectively, at December 31, 1998 and December 31, 1997. The increase in salaries and employee benefits is attributable to merit salary increases, incentive compensation and business combinations.
        Net occupancy-premises expense for 1999 remained well controlled and increased $470 thousand, or 4.8%, when compared to 1998. When compared to 1997, 1998 growth was $105 thousand, or 1.1%. Equipment expenses increased $1.4 million in 1999 to $14.7 million, compared to $13.3 million in 1998 and $12.8 million in 1997. The increase for all years relates primarily to technology upgrades and initiatives, including upgrades related to the Year 2000, within the organization.
        Services and fees for 1999 totaled $26.0 million compared to $27.3 million for 1998 and $22.5 million for 1997. Decreases in legal expenses and professional fees were the primary factors contributing to the $1.3 million decline during 1999. During 1998, increased costs related to the Year 2000 were incurred and were the primary contributors to the $4.9 million increase over 1997.
        During the past three years, the amortization expense associated with intangible assets, which includes mortgage servicing rights, core deposit intangibles and goodwill, remained relatively stable and totaled $10.2 million in 1999, $10.3 million in 1998 and $9.3 million in 1997. Decreases in the amortization of both mortgage servicing rights and core deposit intangibles during 1999 more than offset the initial amortization of goodwill related to the Bottrell business combination. Other expenses also remained well controlled and totaled $27.1 million in 1999 compared with $27.2 million for 1998 and $25.5 million in 1997. Increased expenses related to the mortgage servicing portfolio and home equity loans comprised the major portion of the $1.7 million increase in other expenses during 1998.
        Management will continue to closely monitor the level of noninterest expenses as part of its effort to improve the profitability of Trustmark.

Income Taxes
        For the year ended December 31, 1999, Trustmark's combined effective tax rate was 34.3% compared with 35.5% for 1998 and 33.6% for 1997. The decrease in Trustmark's effective tax rate for 1999 is due to small changes in various permanent items as a percentage of pre-tax income.

RECENT PRONOUNCEMENTS - DERIVATIVES
        In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. During 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133-an amendment of FASB Statement No. 133," which deferred the effective date of SFAS No. 133 to fiscal years beginning after June 15, 2000.
        Trustmark uses derivatives to hedge interest rate exposures by mitigating the interest rate risk of mortgage loans held for sale and mortgage loans in process. Trustmark regularly enters into certain derivative financial instruments in the form of forward contracts as part of its normal asset/liability management strategies. Trustmark's obligations under forward contracts consist of commitments to deliver mortgage loans, originated and/or purchased, in the secondary market at a future date into mortgage-backed securities. Realized gains and losses on forward contracts and the sale of mortgage loans in the secondary market are recorded upon the settlement of the related forward contract and included in other income.
        The effect of adopting SFAS No. 133 will be shown as a charge to Trustmark's results of operations in the first quarter of 2000 as a cumulative effect of a change in accounting principle, decreasing net income and other comprehensive income by $2.5 million and $2.3 million, respectively.

YEAR 2000 COMPLIANCE
        All of Trustmark's internal technical systems successfully rolled over from 1999 to 2000. There were no Year 2000 related issues or problems created by this event. In addition, all of Trustmark's service providers had a successful rollover to 2000. Because of these successes, Trustmark did not have to implement any of its business resumption contingency plans. Trustmark remains confident that all of its internal technical systems and those of its service providers will continue to perform satisfactorily.
        To date, Trustmark has incurred and expensed approximately $7.7 million related to the assessment of the Year 2000 compliance plan.