Form 10-K, Exhibit 13
period 2000-12-31
TRUSTMARK CORP
filed 2001-03-30
CIK 36146

                                                                      Exhibit 13
                    Report of Independent Public Accountants

To Trustmark Corporation:

We have audited the accompanying consolidated balance sheets of Trustmark Corporation (a Mississippi corporation) and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2000. These financial statements are the responsibility of Trustmark's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform our audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trustmark Corporation and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

As explained in Notes 4 and 15 to the financial statements, effective January 1, 2000, Trustmark Corporation changed its method of accounting for derivative instruments and hedging activities as required by Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities."

                                     /s/ Arthur Andersen LLP
                                     -----------------------
                                         Arthur Andersen LLP


Jackson, Mississippi
January 8, 2001

Trustmark Corporation and Subsidiaries
Consolidated Balance Sheets
($ in thousands)

                                                                     December 31,
                                                                ----------------------
                                                                   2000         1999
                                                                ----------   ----------
Assets
Cash and due from banks (noninterest-bearing)                   $  298,651   $  279,957
Federal funds sold and securities purchased
    under reverse repurchase agreements                             47,849       29,599
Trading account securities                                             990            -
Securities available for sale (at fair value)                    1,119,643      783,220
Securities held to maturity (fair value: $1,021,444 - 2000;
     $1,374,631 - 1999)                                          1,005,455    1,390,981
Loans                                                            4,143,933    4,014,935
Less allowance for loan losses                                      65,850       65,850
                                                                ----------   ----------
     Net loans                                                   4,078,083    3,949,085
Premises and equipment                                              80,692       80,575
Intangible assets                                                   66,381       65,063
Other assets                                                       189,244      164,924
                                                                ----------   ----------
     Total Assets                                               $6,886,988   $6,743,404
                                                                ==========   ==========



Liabilities
Deposits:
     Noninterest-bearing                                        $  952,696   $  860,650
     Interest-bearing                                            3,105,722    3,064,146
                                                                ----------   ----------
         Total deposits                                          4,058,418    3,924,796
Federal funds purchased                                            435,262      287,163
Securities sold under repurchase agreements                        819,751    1,090,257
Short-term borrowings                                              632,964      733,024
Long-term FHLB advances                                            250,000            -
Other liabilities                                                   60,952       52,408
                                                                ----------   ----------
     Total Liabilities                                           6,257,347    6,087,648

Commitments and Contingencies

Shareholders' Equity
Common stock, no par value:
     Authorized: 250,000,000 shares
     Issued and outstanding:  64,755,022 shares - 2000;
         70,423,993 shares - 1999                                   13,491       14,672
Capital surplus                                                     94,229      193,721
Retained earnings                                                  512,107      444,999
Accumulated other comprehensive income,
     net of tax                                                      9,814        2,364
                                                                ----------   ----------
     Total Shareholders' Equity                                    629,641      655,756
                                                                ----------   ----------
     Total Liabilities and Shareholders' Equity                 $6,886,988   $6,743,404
                                                                ==========   ==========

See notes to consolidated financial statements.

Trustmark Corporation and Subsidiaries
Consolidated Statements of Income
($ in thousands except per share data)

                                                                           Years Ended December 31,
                                                                    -----------------------------------
                                                                       2000        1999          1998
                                                                    ---------    ---------    ---------
Interest Income
Interest and fees on loans                                          $ 345,159    $ 313,251    $ 290,454
Interest on securities:
     Taxable interest income                                          133,742      120,810      117,448
     Interest income exempt from federal income taxes                   7,703        6,531        6,120
Interest on federal funds sold and securities purchased
     under reverse repurchase agreements                                2,155        7,917        6,078
                                                                    ---------    ---------    ---------
     Total Interest Income                                            488,759      448,509      420,100

Interest Expense
Interest on deposits                                                  126,329      106,751      123,569
Interest on federal funds purchased and securities
     sold under repurchase agreements                                  68,618       70,847       58,894
Other interest expense                                                 60,249       27,481        9,437
                                                                    ---------    ---------    ---------
     Total Interest Expense                                           255,196      205,079      191,900
                                                                    ---------    ---------    ---------
Net Interest Income                                                   233,563      243,430      228,200
Provision for loan losses                                              10,401        9,072        7,771
                                                                    ---------    ---------    ---------

Net Interest Income After Provision
     for Loan Losses                                                  223,162      234,358      220,429

Noninterest Income
Service charges on deposit accounts                                    41,883       37,949       30,654
Other account charges, fees and commissions                            37,255       32,209       23,248
Mortgage servicing fees                                                14,781       14,358       13,670
Trust service income                                                   15,055       14,332       13,624
Securities gains (losses)                                               9,388       (1,358)         865
Other income                                                            6,178        4,453        4,929
                                                                    ---------    ---------    ---------
     Total Noninterest Income                                         124,540      101,943       86,990

Noninterest Expenses
Salaries and employee benefits                                        100,253       98,705       90,441
Net occupancy - premises                                               10,404       10,323        9,853
Equipment expenses                                                     15,511       14,702       13,295
Services and fees                                                      26,216       25,981       27,284
Amortization of intangible assets                                       8,618       10,222       10,280
Other expenses                                                         28,375       27,138       27,168
                                                                    ---------    ---------    ---------
     Total Noninterest Expenses                                       189,377      187,071      178,321
                                                                    ---------    ---------    ---------
Income Before Income Taxes and Cumulative Effect
     of a Change in Accounting Principle                              158,325      149,230      129,098
Income taxes                                                           54,124       51,236       45,784
                                                                    ---------    ---------    ---------
Income Before Cumulative Effect of a Change in
     Accounting Principle                                             104,201       97,994       83,314
Cumulative effect of a change in accounting principle, net of tax      (2,464)           -            -
                                                                    ---------    ---------    ---------
Net Income                                                          $ 101,737    $  97,994    $  83,314
                                                                    =========    =========    =========

Earnings Per Share
Basic and diluted earnings per share before cumulative
     effect of a change in accounting principle                     $    1.53    $    1.36    $    1.14
Cumulative effect of a change in accounting principle, net of tax       (0.03)           -            -
                                                                    ---------    ---------    ---------
Earnings per share - basic and diluted                              $    1.50    $    1.36    $    1.14
                                                                    =========    =========    =========

See  notes to  consolidated  financial  statements.

Trustmark Corporation and Subsidiaries
Consolidated Statements of Changes in Shareholders' Equity
($ in thousands except per share data)

                                                        Common Stock                                    Accumulated
                                                 ------------------------                                  Other
                                                   Shares                      Capital     Retained    Comprehensive
                                                 Outstanding     Amount        Surplus     Earnings        Income         Total
                                                 -----------  -----------    ----------  -----------   -------------   -----------
Balance, January 1, 1998                          72,740,708  $    15,154    $  246,768  $   320,901   $      10,802   $   593,625
Comprehensive income:
  Net income per consolidated statements of
    income                                                 -            -             -       83,314               -        83,314
  Net change in unrealized gains on
    securities available for sale, net of tax              -            -             -            -           6,241         6,241
                                                                                                                       -----------
          Comprehensive income                             -            -             -            -               -        89,555
Cash dividends paid ($0.35 per share)                      -            -             -      (25,648)              -       (25,648)
Common stock issued in business combination          725,380          151        15,558            -               -        15,709
Repurchase and retirement of common stock           (934,452)        (194)      (21,171)           -               -       (21,365)
                                                 -----------  -----------    ----------  -----------   -------------   -----------
Balance, December 31, 1998                        72,531,636       15,111       241,155      378,567          17,043       651,876
Comprehensive income:
  Net income per consolidated statements
    of income                                              -            -             -       97,994               -        97,994
  Net change in unrealized gains on
    securities available for sale, net of tax              -            -             -            -         (14,679)      (14,679)
                                                                                                                       -----------
          Comprehensive income                             -            -             -            -               -        83,315
Cash dividends paid ($0.44 per share)                      -            -             -      (31,562)              -       (31,562)
Common stock issued in business combination          857,628          179        18,740            -               -        18,919
Common stock issued - long term incentive plan        17,379            4          (165)           -               -          (161)
Repurchase and retirement of common stock         (2,982,650)        (622)      (66,009)           -               -       (66,631)
                                                 -----------  -----------    ----------  -----------   -------------   -----------
Balance, December 31, 1999                        70,423,993       14,672       193,721      444,999           2,364       655,756
Comprehensive income:
  Net income per consolidated
    statements of income                                   -            -             -      101,737               -       101,737
  Net change in unrealized gains on
    securities available for sale, net of tax              -            -             -            -           7,922         7,922
  Net change in accumulated net losses on
    cash flow hedges, net of tax                           -            -             -            -            (472)         (472)
                                                                                                                       -----------
          Comprehensive income                             -            -             -            -               -       109,187
Cash dividends paid ($0.51 per share)                      -            -             -      (34,629)              -       (34,629)
Repurchase and retirement of common stock         (5,668,971)      (1,181)      (99,492)           -               -      (100,673)
                                                 -----------  -----------    ----------  -----------   -------------   -----------
Balance, December 31, 2000                        64,755,022  $    13,491    $  94,229   $   512,107   $       9,814   $   629,641
                                                 ===========  ===========    ==========  ===========   =============   ===========

See notes to consolidated financial statements.

Trustmark Corporation and Subsidiaries
Consolidated Statements of Cash Flows
($ in thousands)

                                                                               Years Ended December 31,
                                                                         -----------------------------------
                                                                            2000        1999         1998
                                                                         ---------    ---------    ---------
Operating Activities
Net income                                                               $ 101,737    $  97,994    $  83,314
Adjustments to reconcile net income to net cash provided
     by operating activities:
        Provision for loan losses                                           10,401        9,072        7,771
        Depreciation and amortization                                       20,909       21,213       19,696
        Net (accretion) amortization of securities                          (2,396)         480         (730)
        Securities (gains) losses                                           (9,388)       1,358         (865)
        Gains on sale of loans                                              (2,978)      (2,367)      (3,464)
        Cumulative effect of a change in accounting principle                3,820            -            -
        Net (increase) decrease in loans held for sale                    (205,829)     104,318      (89,182)
        Net increase in intangible assets                                   (9,936)     (11,485)     (13,875)
        Net decrease (increase) in deferred income taxes                     2,469        1,388       (1,851)
        Net increase in other assets                                       (37,022)      (4,366)     (11,192)
        Net increase (decrease) in other liabilities                         7,779       (2,119)       5,455
        Other operating activities, net                                        442          (32)        (335)
                                                                         ---------    ---------    ---------
Net cash (used) provided by operating activities                          (119,992)     215,454       (5,258)

Investing Activities
Proceeds from calls and maturities of securities held to maturity          200,389      376,590      396,530
Proceeds from calls and maturities of securities available for sale        149,217       82,029       71,265
Proceeds from sales of securities available for sale                       144,726       49,064      175,609
Proceeds from sales of trading securities                                  130,575        1,048            -
Purchases of securities held to maturity                                  (193,095)    (596,480)    (162,201)
Purchases of securities available for sale                                (362,571)    (164,504)    (370,799)
Purchases of trading securities                                               (990)           -         (961)
Net (increase) decrease in federal funds sold and securities
     purchased under reverse repurchase agreements                         (18,250)     156,020     (114,833)
Net decrease (increase) in loans                                            69,408     (423,940)    (588,146)
Purchases of premises and equipment                                        (10,817)     (19,229)      (8,811)
Proceeds from sales of premises and equipment                                  209          579          356
Proceeds from sales of other real estate                                     4,032        2,040        2,521
Cash received in business combinations                                           -        6,358       13,035
                                                                         ---------    ---------    ---------
Net cash provided (used) by investing activities                           112,833     (530,425)    (586,435)

Financing Activities
Net increase (decrease) in deposits                                        133,622      (21,601)      39,348
Net (decrease) increase in federal funds purchased and securities sold
     under repurchase agreements                                          (122,407)      58,875      369,845
Net (decrease) increase in other borrowings                               (100,060)     343,481      249,485
Net increase in long-term FHLB advances                                    250,000            -            -
Cash dividends                                                             (34,629)     (31,562)     (25,648)
Common stock transactions, net                                            (100,673)     (66,792)     (21,365)
                                                                         ---------    ---------    ---------
Net cash provided by financing activities                                   25,853      282,401      611,665
                                                                         ---------    ---------    ---------
Increase (decrease) in cash and cash equivalents                            18,694      (32,570)      19,972
Cash and cash equivalents at beginning of year                             279,957      312,527      292,555
                                                                         ---------    ---------    ---------
Cash and cash equivalents at end of year                                 $ 298,651    $ 279,957    $ 312,527
                                                                         =========    =========    =========

See notes to consolidated financial statements.

NOTE 1 - BUSINESS, BASIS OF FINANCIAL STATEMENT PRESENTATION AND ACCOUNTING POLICIES

BUSINESS
         Trustmark Corporation (Trustmark) is a one-bank holding company headquartered in Jackson, Mississippi. Trustmark provides a broad array of banking, insurance and investment products and services through its wholly-owned subsidiary, Trustmark National Bank (the Bank) and the Bank's wholly-owned subsidiaries. Trustmark conducts its principal activities through its network of 130 branches and 155 ATMs located throughout Mississippi.

BASIS OF FINANCIAL STATEMENT PRESENTATION
         The consolidated financial statements include the amounts of Trustmark, the Bank and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.
         The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States. Management is required to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Certain reclassifications have been made to prior period amounts to conform with current year presentation.

ACCOUNTING POLICIES

Trading Account Securities
         Trading account securities are held for resale in anticipation of short-term market movements. Trading account securities, consisting primarily of debt securities, are carried at fair value. Gains and losses, both realized and unrealized, are classified as other income.

Securities Available for Sale and Held to Maturity
         Management determines the appropriate classification of securities at the time of purchase. Securities are classified as held to maturity when Trustmark has the intent and ability to hold the security to maturity. Securities held to maturity are stated at amortized cost.
         Securities not classified as held to maturity are classified as available for sale and are stated at fair value. Unrealized gains and losses, net of tax, on these securities are recorded in shareholders' equity as accumulated other comprehensive income.
         The amortized cost of securities available for sale and held to maturity is adjusted for amortization of premiums and accretion of discounts to maturity, determined using the interest method. Such amortization and accretion is included in interest income on securities. The specific identification method is used to determine realized gains and losses on sales of securities, which are reported as securities gains (losses) in noninterest income.

Loans
         Loans are stated at the amount of unpaid principal, adjusted for the net amount of direct costs and nonrefundable loan fees associated with lending. The net amount of nonrefundable loan origination fees and direct costs associated with the lending process, including commitment fees, is deferred and amortized to interest income over the lives of the loans using a method that approximates the interest method. Interest on loans is accrued and recorded as interest income based on the outstanding principal balance.
         Mortgage loans held for sale are carried at the lower of cost or estimated fair value on an aggregate basis. Declines in estimated fair value below the cost basis of mortgages held for sale at the end of a financial reporting period are recognized at that time.
         A loan is classified as nonaccrual and the accrual of interest on such loan is discontinued when the contractual payment of principal or interest has become 90 days past due or Management has serious doubts about further collectibility of principal or interest, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on nonaccrual status, unpaid interest credited to income in the current and prior years is reversed against interest income. Interest received on nonaccrual loans is applied against principal. Loans are restored to accrual status when the
obligation  is  brought   current  or  has  performed  in  accordance  with  the
contractual terms for a reasonable period of time and the ultimate collectibility of the total contractual principal and interest is no longer in doubt. Loans are generally measured for impairment based on the present value of the loans' effective interest rate, except when foreclosure or liquidation is probable or when the primary source of repayment is provided by real estate collateral. The policy for recognizing income on impaired loans is consistent with the nonaccrual policy.

Allowance for Loan Losses
         The allowance for loan losses is established through provisions for loan losses charged against earnings. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance.
         The allowance for loan losses is maintained at a level believed adequate by Management to absorb estimated probable loan losses. Management's periodic evaluation of the adequacy of the allowance is based on identified loan impairments, Trustmark's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay (including the timing of future payments), the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates, including the amounts and timing of future cash flows expected to be received on impaired loans, that may be susceptible to significant change.

Premises and Equipment
         Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is charged to expense over the estimated useful lives of the assets. Leasehold improvements are amortized over the terms of the respective leases or the estimated useful lives of the improvements, whichever is shorter. Depreciation and amortization expenses are computed using both straight-line and accelerated methods. Trustmark continually evaluates whether events and circumstances have occurred that indicate that such long-lived assets have been impaired. Measurement of any impairment of such long-lived assets is based on those assets' fair values and is recognized through a valuation allowance with the resulting charge recorded as a loss. There were no impairment losses recorded during 2000, 1999 or 1998.

Intangible Assets
         Core deposit intangibles represent the net present value of the future economic benefits related to the use of deposits purchased and are amortized on a straight-line basis up to fifteen years. At December 31, 2000 and 1999, net core deposit intangibles totaled $11.3 million and $14.0 million, respectively. Amortization expense related to core deposit intangibles was $2.6 million in 2000, $3.5 million in 1999 and $3.8 million in 1998.
         Goodwill is the excess cost over the fair value of net assets of acquired businesses and is amortized on a straight-line basis over a period of fifteen years. At December 31, 2000 and 1999, goodwill totaled $11.9 million and $12.8 million, and the related amortization expense totaled $899 thousand and $674 thousand, respectively. There was no goodwill or goodwill amortization in 1998.
         Measurement of any impairment of core deposit intangibles and goodwill is based on those assets' fair values and is recognized through a valuation allowance with the resulting charge recorded as a loss. There were no impairment losses recorded during 2000, 1999 or 1998.

         Mortgage servicing rights are rights to service mortgage loans for others whether the loans were acquired through the purchase or origination of the loans. For purposes of measuring impairment, the rights are stratified based on product type and interest rate bands. The cost of mortgage servicing rights is being amortized in proportion to and over the period of estimated net servicing income. The realization of these assets is periodically evaluated in relation to net servicing revenues using a discounted cash flow basis and is adjusted appropriately for any impairment of the underlying assets. At December 31, 2000 and 1999, net mortgage servicing right assets totaled $43.2 million and $38.3 million, respectively, with estimated fair values of $56.3 million and $56.0 million, respectively. Amortization expense related to these mortgage servicing rights was $5.1 million in 2000, $6.1 million in 1999 and $6.5 million in 1998.

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

Stock-Based Compensation
         Trustmark applies Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees." Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of Trustmark's stock at the date of grant over the amount an employee must pay to acquire the stock. Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require, adoption of a fair value method of accounting for employee stock-based compensation plans. Trustmark follows the pro forma disclosure provision of SFAS No. 123 as disclosed in Note 11.

Statements of Cash Flows
         For purposes of reporting cash flows, cash and cash equivalents include cash on hand and amounts due from banks. Trustmark paid income taxes approximating $49.7 million in 2000, $52.3 million in 1999 and $46.5 million in 1998. Interest paid on deposit liabilities and other borrowings approximated $249.6 million in 2000, $206.0 million in 1999 and $195.0 million in 1998. For the years ended December 31, 2000, 1999 and 1998, noncash transfers from loans to foreclosed properties were $4.2 million, $2.1 million and $1.9 million, respectively.

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

                                            Years Ended December 31,
                            ----------------------------------------------------
                               2000                 1999                 1998
                            ----------           ----------           ----------
     Basic                  67,884,854           71,876,261           72,881,323
     Diluted                67,928,959           71,921,208           72,946,029

NOTE 2 - BUSINESS COMBINATIONS
         On December 13, 2000, Trustmark entered into a definitive agreement to acquire Barret Bancorp, Inc. (Barret) in Millington, Tennessee. With assets of $516 million, Barret is the holding company for Peoples Bank in Millington, Tennessee, and Somerville Bank and Trust Company in Somerville, Tennessee. Trustmark will pay $51.2 million in cash and will issue from 2.4 to 3.3 million shares of its common stock in the transaction, which will be accounted for under the purchase method of accounting. The acquisition is subject to the approval of Barret shareholders and regulatory authorities and is expected to be completed in the second quarter of 2001.
         On April 9, 1999, Trustmark completed its acquisition of the Dan Bottrell Agency, Inc. (Bottrell), an independent insurance agency located in Jackson, Mississippi, with approximately $9 million in total assets. This transaction has been accounted for as a purchase business combination. Trustmark issued approximately 858 thousand shares of common stock in exchange for all of the issued and outstanding common stock of Bottrell. Excess cost over net assets acquired equaled $13.4 million and has been allocated to goodwill. The results of operations, which are not material, have been included in the financial statements from the merger date.
         On March 13, 1998, Smith County Bank (SCB) in Taylorsville, Mississippi, was merged with Trustmark in a business combination accounted for by the purchase method of accounting. At the merger date, SCB had $44 million in net loans, $98 million in total assets and $88 million in total deposits. The shareholders of SCB received 725 thousand shares of Trustmark's common stock in connection with the merger. Excess cost over net assets acquired equaled $6.7 million and has been allocated to core deposit intangibles. SCB's results of operations, which are not material, have been included in the financial statements from the merger date.

NOTE 3 - CASH AND DUE FROM BANKS
         Trustmark is required to maintain average reserve balances with the Federal Reserve Bank based on a percentage of deposits. The average amounts of those reserves for the years ended December 31, 2000 and 1999, were $3.4 million and $9.4 million, respectively.

NOTE 4 - SECURITIES AVAILABLE FOR SALE AND HELD TO MATURITY
          A summary of the amortized cost and estimated fair value of securities available for sale and held to maturity at December 31, 2000 and 1999, follows ($ in thousands):

                                             Securities Available for Sale                    Securities Held to Maturity
                                    ----------------------------------------------   -----------------------------------------------
                                                  Gross       Gross      Estimated                  Gross        Gross     Estimated
                                    Amortized   Unrealized  Unrealized     Fair       Amortized   Unrealized  Unrealized      Fair
                                       Cost       Gains      (Losses)      Value        Cost        Gains      (Losses)       Value
                                    ----------  ----------  ----------  ----------   ----------  ----------  ----------   ----------
2000
----
U.S. Treasury and other U.S.
    Government agencies             $  398,930  $    4,667  $      (17) $  403,580   $        -  $        -  $        -   $        -
Obligations of states and political
    subdivisions                        65,529       2,680         (66)     68,143      229,684       5,313        (325)     234,672
Debt securities of foreign governments       -           -           -           -          100           -           -          100
Mortgage-backed securities             596,884       9,174        (616)    605,442      775,671      12,101      (1,100)     786,672
Other securities                        41,642         933         (97)     42,478            -           -           -            -
                                    ----------  ----------  ----------  ----------   ----------  ----------  ----------   ----------
           Total                    $1,102,985  $   17,454  $     (796) $1,119,643   $1,005,455  $   17,414  $   (1,425)  $1,021,444
                                    ==========  ==========  ==========  ==========   ==========  ==========  ==========   ==========

1999
----
U.S. Treasury and other U.S.
    Government agencies             $  387,465  $    2,123  $      (26) $  389,562   $  188,792  $      191  $   (1,804)  $  187,179
Obligations of states and political
    subdivisions                             -           -           -           -      270,566       2,782      (4,653)     268,695
Debt securities of foreign governments       -           -           -           -          100           -           -          100
Mortgage-backed securities             347,817         148      (9,396)    338,569      931,523         519     (13,385)     918,657
Other securities                        44,109      11,058         (78)     55,089            -           -           -            -
                                    ----------  ----------  ----------  ----------   ----------  ----------  ----------   ----------
           Total                    $  779,391  $   13,329  $   (9,500) $  783,220   $1,390,981  $    3,492  $  (19,842)  $1,374,631
                                    ==========  ==========  ==========  ==========   ==========  ==========  ==========   ==========

         On January 1, 2000, Trustmark adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." As allowed by SFAS No. 133, at the date of initial application of this statement, Trustmark transferred held to maturity securities with an amortized cost of $237.5 million and a market value of $237.8 million into the available for sale category. In addition, Trustmark transferred held to maturity securities with an amortized cost of $135.1 million and a market value of $131.2 million into the trading category. The effect of adopting SFAS No. 133 is shown as a cumulative effect of a change in accounting principle and reduced net income by $2.5 million (net of taxes) during the first quarter of 2000. In order to offset the effect of adopting SFAS No. 133, Trustmark sold available for sale equity securities which resulted in realized gains in the first quarter of $4.6 million or an after tax gain of $2.9 million. These separate transactions allowed Trustmark to reposition the investment portfolio as well as provide additional liquidity for investment opportunities in a potentially higher yielding market environment while having an insignificant impact on consolidated net income during 2000.
         Gross gains and losses as a result of calls and dispositions of securities available for sale were $9.4 million and $8 thousand, respectively, in 2000; $40 thousand and $1.4 million, respectively, in 1999; and $755 thousand and $12 thousand, respectively, in 1998.

         During 2000, 1999 and 1998, there were no sales of securities held to maturity. Gross gains of $29 thousand, $2 thousand and $122 thousand were realized on calls of these securities during 2000, 1999 and 1998, respectively.
         Securities with a carrying value of $2 billion and $2.1 billion at December 31, 2000 and 1999, respectively, were pledged to collateralize public deposits, securities sold under agreements to repurchase, and for other purposes as required or permitted by law.
         The amortized cost and estimated fair value of securities available for sale and held to maturity at December 31, 2000, by contractual maturity, are shown below ($ in thousands). Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                      Securities                    Securities
                                                  Available for Sale             Held to Maturity
                                                -----------------------      -----------------------
                                                             Estimated                     Estimated
                                                Amortized      Fair           Amortized     Fair
                                                   Cost        Value            Cost        Value
                                                ----------   ----------      ----------   ----------
Due in one year or less                         $  234,351   $  234,839      $   31,762   $   32,105
Due after one year through five years              134,168      137,877          70,523       71,306
Due after five years through ten years              84,518       86,981          64,230       65,744
Due after ten years                                 52,219       53,659          63,268       65,617
                                                ----------   ----------      ----------   ----------
                                                   505,256      513,356         229,783      234,772
Mortgage-backed securities                         597,729      606,287         775,672      786,672
                                                ----------   ----------      ----------   ----------
            Total                               $1,102,985   $1,119,643      $1,005,455   $1,021,444
                                                ==========   ==========      ==========   ==========

NOTE 5 - LOANS
         At December 31, 2000 and 1999, loans consisted of the following ($ in thousands):

                                                        2000            1999
                                                     -----------    -----------
Real estate loans:
     Construction and land development               $   309,532    $   297,231
     Secured by 1-4 family residential properties        994,356      1,125,193
     Secured by nonfarm, nonresidential properties       602,920        555,255
     Loans held for sale                                 256,411         50,582
     Other                                                86,046         78,090
Loans to finance agricultural production                  38,369         35,412
Commercial and industrial                                819,948        824,017
Consumer                                                 820,935        857,219
Obligations of states and political subdivisions         164,059        151,759
Other loans                                               51,357         40,177
                                                     -----------    -----------
     Loans                                             4,143,933      4,014,935
     Allowance for loan losses                           (65,850)       (65,850)
                                                     -----------    -----------
         Net loans                                   $ 4,078,083    $ 3,949,085
                                                     ===========    ===========

         Trustmark had no loan concentration greater than ten percent of total loans other than those loan categories shown in the preceding table.

         Changes in the allowance for loan losses were as follows ($ in thousands):

                                                 2000        1999        1998
                                               --------    --------    --------
Balance at January 1                           $ 65,850    $ 66,150    $ 64,100
Provision charged to expense                     10,401       9,072       7,771
Loans charged off                               (17,398)    (14,986)    (12,272)
Recoveries                                        6,997       5,614       5,251
Allowance applicable to loans of acquired banks       -           -       1,300
                                               --------    --------    --------
Balance at December 31                         $ 65,850    $ 65,850    $ 66,150
                                               ========    ========    ========

         Trustmark makes loans in the normal course of business to certain directors, including their immediate families and companies in which they are principal owners. Such loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons, and do not involve more than the normal risk of collectibility at the time of the transaction. At December 31, 2000 and 1999, total loans to these persons were $102.2 million and $84.5 million, respectively. During 2000, $390.3 million of new loan advances were made while repayments were $372.6 million.
         At December 31, 2000 and 1999, the carrying amounts of nonaccrual loans were $16.0 million and $16.7 million, respectively. Included in these nonaccrual loans at December 31, 2000 and 1999, are loans that are considered to be impaired and totaled $13 million for both years. As a result of direct write-downs, the specific allowance related to these impaired loans was not material. The average carrying amounts of impaired loans during 2000 and 1999 were $12.2 million and $11.6 million, respectively. No material amounts of interest income were recognized on impaired loans or nonaccrual loans for each of the years in the three-year period ended December 31, 2000.

NOTE 6 - PREMISES AND EQUIPMENT
         At December 31, 2000 and 1999, premises and equipment are summarized as follows($ in thousands):

                                                   2000       1999
                                                 --------   --------
Land                                             $ 14,284   $ 13,455
Buildings and leasehold improvements               90,605     87,809
Furniture and equipment                            92,948     89,537
                                                 --------   --------
                                                  197,837    190,801
Less accumulated depreciation and amortization    117,145    110,226
                                                 --------   --------
     Premises and equipment                      $ 80,692   $ 80,575
                                                 ========   ========

NOTE 7 - INTEREST-BEARING DEPOSITS
         The aggregate amount of time deposits of $100,000 or more at December 31, 2000, was $572.9 million. The maturities of interest-bearing deposits at December 31, 2000, are presented below ($ in thousands):

2001                                                       $1,467,485
2002                                                          293,212
2003                                                           51,373
2004                                                           16,526
Thereafter                                                     30,888
                                                           ----------
       Total time deposits                                  1,859,484
       Interest-bearing deposits with no stated maturity    1,246,238
                                                           ----------
         Total interest-bearing deposits                   $3,105,722
                                                           ==========

NOTE 8 - SECURITIES SOLD UNDER REPURCHASE AGREEMENTS
         At December 31, 2000 and 1999, the carrying values of securities sold under repurchase agreements, by contractual maturity, are shown below ($ in thousands):
                                              2000        1999
                                          ----------   ----------
Demand                                    $  446,116   $  388,326
In one day                                   219,162      209,016
Term up to 30 days                            44,906      252,423
Term of 30 to 90 days                         26,566       50,501
Term of 90 days and over                      83,001      189,991
                                          ----------   ----------
   Total                                  $  819,751   $1,090,257
                                          ==========   ==========

         The weighted average interest rates for these repurchase agreements were 5.46% and 4.33% at December 31, 2000 and 1999, respectively. The repurchase agreements are collateralized by specific U. S. Treasury and other U. S. Government agencies securities with carrying values of $888 million at December 31, 2000, and $1.17 billion at December 31, 1999. Fair values at December 31, 2000 and 1999, approximated $896 million and $1.16 billion, respectively.

NOTE 9 - SHORT-TERM BORROWINGS AND LONG-TERM FEDERAL HOME LOAN BANK ADVANCES

Short-term Borrowings
         Trustmark's short-term borrowings at December 31, 2000 and 1999 are presented below ($ in thousands):
                                              2000       1999
                                            --------   --------
Term federal funds purchased                $325,000   $ 75,000
Federal Home Loan Bank advances              250,000    590,000
Treasury tax and loan note option account     38,708     50,000
Other                                         19,256     18,024
                                            --------   --------
     Total                                  $632,964   $733,024
                                            ========   ========


         At December 31, 2000, term federal funds purchased have been classified as short-term borrowings because they have a maturity greater than one day.
         Trustmark has received advances from the Federal Home L oan Bank (FHLB) of $250 million which are classified as short-term and are collateralized by a blanket lien on the Corporation's 1-4 family mortgage loans. These advances mature from January to May 2001 and have fixed and floating rates ranging from 5.99% to 6.72%.
         The treasury tax and loan note option account, which is collateralized by a pledge of U. S. Treasury, U. S. Government agencies and state, county and municipal securities as required by the Department of the Treasury, is an open-ended interest- bearing note maintained at the Federal Reserve Bank. Interest is charged at the weekly Federal Funds rate minus 25 basis points.

Long-term Federal Home Loan Bank Advances
         Trustmark has received an advance of $250 million, which is collateralized by a blanket lien on the Corporation's 1-4 family mortgage loans and matures in October 2002. This advance has an initial rate of 6.66%, which will reset quarterly until maturity based on the three month LIBOR. At December 31, 2000, Trustmark had $473 million available in unused FHLB advances.

NOTE 10 - INCOME TAXES
         The income tax provision included in the statements of income is as follows ($ in thousands):
                                                  2000       1999         1998
                                               --------    --------    --------
Current:
      Federal                                  $ 46,651    $ 44,463    $ 43,151
      State                                       5,004       5,385       4,484
Deferred:
      Federal                                     2,150       1,318      (1,575)
      State                                         319          70        (276)
                                               --------    --------    --------
          Income tax provision                 $ 54,124    $ 51,236    $ 45,784
                                               ========    ========    ========

         The income tax provision differs from the amount computed by applying the statutory federal income tax rate of 35% to income before income taxes as a result of the following ($ in thousands):

                                                 2000        1999        1998
                                               --------    --------    --------

Income tax computed at statutory tax rate      $ 55,414    $ 52,231    $ 45,184
Tax exempt interest                              (5,548)     (4,810)     (4,339)
Nondeductible interest expense                      856         632         555
State income taxes, net                           5,323       5,455       4,208
Other                                            (1,921)     (2,272)        176
                                               --------    --------    --------
          Income tax provision                 $ 54,124    $ 51,236    $ 45,784
                                               ========    ========    ========

         Temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities give rise to the following net deferred tax assets at December 31, 2000 and 1999, which are included in other assets ($ in thousands):
                                                   2000        1999
                                                 --------    --------
Deferred tax assets:
     Allowance for loan losses                   $ 25,047    $ 24,833
     Deferred compensation                          5,781       5,277
     Core deposit intangibles                       1,615       1,821
     Other                                          3,180       3,293
                                                 --------    --------
           Total gross deferred tax asset          35,623      35,224

Deferred tax liabilities:
     Unrealized security gains                     (6,372)     (1,465)
     Pension plan                                    (797)     (1,080)
     Discount accretion on securities              (1,306)       (931)
     Accelerated depreciation and amortization     (1,382)       (938)
     Capitalized mortgage servicing rights         (1,728)       (197)
     Other                                         (2,103)     (1,303)
                                                 --------    --------
           Total gross deferred tax liability     (13,688)     (5,914)
                                                 --------    --------
              Net deferred tax asset             $ 21,935    $ 29,310
                                                 ========    ========

         Trustmark has evaluated the need for a valuation allowance and, based on the weight of the available evidence, has determined that it is more likely than not that all deferred tax assets will be realized. The income tax provision included $3.6 million in 2000, $(519) thousand in 1999 and $331 thousand in 1998 resulting from securities transactions.

NOTE 11 - EMPLOYEE BENEFIT PLANS

Pension Plan
         Trustmark maintains a defined noncontributory pension plan which covers substantially all employees with more than one year of service. The plan provides pension benefits that are based on the length of credited service and final average compensation as defined in the plan. Trustmark's policy is to fund amounts allow- able for federal income tax purposes. The following tables present information regarding the benefit obligation, plan assets, funded status of the plan and net periodic pension costs ($ in thousands):

                                                               December 31,
                                                           --------------------
                                                             2000        1999
                                                           --------    --------
Change in benefit obligation
    Benefit obligation, beginning of year                  $ 48,664    $ 48,446
    Service cost                                              3,028       3,383
    Interest cost                                             3,709       3,456
    Actuarial loss (gain)                                     1,541      (4,044)
    Benefit payments                                         (2,120)     (2,577)
                                                           --------    --------
         Benefit obligation, end of year                     54,822      48,664

Change in plan assets
    Fair value of plan assets, beginning of year             61,458      59,597
    Actual return on plan assets                              2,847       4,438
    Benefit payments                                         (2,120)     (2,577)
                                                           --------    --------
         Fair value of plan assets, end of year              62,185      61,458
                                                           --------    --------

Funded status of plan assets
    Plan assets in excess of projected benefit obligation     7,363      12,794
    Remaining unrecognized transition asset                    (577)       (940)
    Unrecognized prior service cost                           1,307       1,569
    Unrecognized net gain                                    (6,010)    (10,599)
                                                           --------    --------
         Prepaid pension assets recorded in balance sheets $  2,083    $  2,824
                                                           ========    ========

                                                          Years Ended December 31,
                                                       -----------------------------
                                                        2000       1999       1998
                                                       -------    -------    -------
Net periodic pension cost
    Service cost - benefits earned during the period   $ 3,028    $ 3,383    $ 3,038
    Interest cost on projected benefit obligation        3,709      3,456      3,137
    Expected return on plan assets                      (5,459)    (5,293)    (4,838)
    Amortization of prior service cost                     262        262        262
    Amortization of net obligation at transition          (363)      (364)      (364)
    Recognized net actuarial gain                         (436)      (124)      (369)
                                                       -------    -------    -------
         Net periodic benefit cost                     $   741    $ 1,320    $   866
                                                       =======    =======    =======

         The weighted average discount rate used in determining the actuarial present value of the projected benefit obligation was 7.75% in 2000 and 1999 and 7.25% in 1998. The rate of increase in future compensation was 4.0% for all years presented. The expected long-term rate of return on plan assets was 9.0% for all years presented.
         Trustmark does not provide any significant post-retirement or post-employment benefits to its employees other than pension benefits.

Defined Contribution Plans
         Trustmark provides its employees with a self directed 401(k) retirement plan which allows employees to contribute a percentage of base pay, within limits provided by the Internal Revenue Code and accompanying regulations, into the plan. During 2000 and 1999, employer contributions were made to this plan totaling $2.7 million in each year. Employer contributions in 1998 totaled $2.5 million. These contributions exceeded the minimum 3% safe harbor contribution elected by the Board of Directors in each year.

Deferred Compensation Plan
         Trustmark provides a deferred compensation plan covering its directors, key executives and senior officers. Participants in the deferred compensation plan can defer a portion of their compensation for payment after retirement. Life insurance contracts have been purchased which may be used to fund payments under the plan. As a result of death benefits received in 2000, a net gain in the amount of $137 thousand was realized. Net expenses related to this plan were $1.0 million in 1999 and $446 thousand in 1998.

Long-Term Incentive Plan
         Trustmark's incentive stock plan provides for the granting of incentive stock options and nonqualified stock options. Stock options are granted at a price equal to the market value of the stock at the date of grant and are exercisable for a period not to exceed ten years from the date of grant. The maximum number of shares that can be granted under this plan is 7.0 million shares. The following tables summarize Trustmark's option activities for 2000, 1999 and 1998:

                                               2000               1999                 1998
                                        -------------------  -----------------   -----------------
                                                   Average             Average             Average
                                                    Option              Option              Option
                                         Shares     Price     Shares    Price    Shares     Price
                                        -------    -------   -------   -------   -------   -------
Outstanding, beginning of year          556,250    $ 20.78   380,500   $ 18.32   172,000   $ 13.18
Granted                                 339,250      18.06   259,500     22.78   208,500     22.56
Exercised                                   -            -   (56,000)    12.44         -         -
Forfeited                               (15,000)     22.37   (27,750)    22.61         -         -
                                        -------              -------             -------
Outstanding, end of year                880,500      19.70   556,250     20.78   380,500     18.32
                                        =======              =======             =======

Exercisable, end of year                228,739      19.18   101,426     17.40    85,000     12.81
                                        =======              =======             =======

                    Options Outstanding                             Options Exercisable
--------------------------------------------------------------    -------------------------
                                                      Weighted                    Weighted
                   Outstanding    Weighted Average    Average     Exercisable     Average
    Range of       December 31,    Remaining Years    Exercise    December 31,    Exercise
Exercise Prices       2000          To Expiration      Price         2000          Price
---------------    -----------    ----------------    --------    ------------    --------
$11.39 - $13.67      116,000            6.4            $13.53         87,000       $13.53
$15.95 - $18.23      338,250            9.4             18.06              -            -
$20.50 - $22.78      426,250            7.9             22.69        141,739        22.65
                     -------                                         -------
                     880,500            8.3             19.70        228,739        19.18
                     =======                                         =======

         The following table reflects pro forma net income and earnings per share had Trustmark elected to adopt the fair value approach of SFAS 123.

                                            2000         1999         1998
                                        -----------   ----------   ----------
Net income ($ in thousands):
     As  reported                       $   101,737   $   97,994   $   83,314
     Pro forma                              100,748       97,358       83,038
Basic and diluted earnings per share:
     As  reported                       $      1.50   $     1.36   $     1.14
     Pro forma                                 1.48         1.35         1.14

         The weighted average fair values of options at their grant date during 2000, 1999, and 1998 were $7.66, $10.88 and $10.56, respectively. The estimated fair value of each option granted is calculated using the Black-Scholes option-pricing model. The following weighted average assumptions were used in the model for 2000, 1999 and 1998:

                                  2000       1999       1998
                                 ------     ------     ------
Risk-free investment rate         6.15%      4.58%      5.12%
Expected life                      8.3       10.0       10.0
Expected volatility              16.14%     25.64%     34.46%

NOTE 12 - COMMITMENTS AND CONTINGENCIES

Lending Related
         Trustmark makes commitments to extend credit and issues standby and commercial letters of credit in the normal course of business in order to fulfill the financing needs of its customers.
         Commitments to extend credit are agreements to lend money to customers pursuant to certain specified conditions. Commitments generally have fixed expiration dates or other termination clauses. Since many of these commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Trustmark applies the same credit policies and standards as it does in the lending process when making these commitments. The collateral obtained is based upon the assessed creditworthiness of the borrower.
         Standby and commercial letters of credit are conditional commitments issued by Trustmark to guarantee the performance of a customer to a third party. Essentially, the same policies regarding credit risk and collateral which are followed in the lending process are used when issuing letters of credit.
         Trustmark's maximum exposure to credit loss in the event of nonperformance by the other party for loan commitments and letters of credit is represented by the contractual or notional amount of those instruments. The following table shows the contractual or notional amounts for lending related financial instruments whose contractual amounts represent credit risk at December 31 ($ in thousands):

                                                                            Contract or
                                                                           Notional Amount
                                                                         -------------------
                                                                           2000       1999
                                                                         --------   --------
Financial instruments whose contractual amounts represent credit risk:
        Loan commitments                                                 $844,212   $931,961
        Standby and commercial letters of                                  35,537     37,400
           credit written


Lease Commitments
         Trustmark currently has lease commitments for banking premises and equipment which expire from 2001 to 2026. These commitments contain renewal options which extend the base lease from 3 to 20 years. Rental expense approximated $3.7 million in 2000, $3.8 million in 1999 and $3.4 million in 1998.
         At December 31, 2000, future minimum rental commitments under noncancellable leases for banking premises and general offices and equipment, are as follows ($ in thousands):

       2001                                          $1,464
       2002                                           1,175
       2003                                             881
       2004                                             687
       2005                                             264
       Thereafter                                     1,354
                                                     ------
                                                     $5,825
                                                     ======

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

NOTE 13 - SHAREHOLDERS' EQUITY

Regulatory Capital
         Trustmark and the Bank are subject to minimum capital requirements which are administered by various Federal regulatory agencies. These capital requirements, as defined by federal guidelines, involve quantitative and qualitative measures of assets, liabilities and certain off-balance sheet instruments. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the financial statements of Trustmark and the Bank.
         Management believes, as of December 31, 2000, that Trustmark and the Bank meet all capital adequacy requirements to which they are subject. At December 31, 2000, the most recent notification from the Office of the Comptroller of the Currency (OCC) categorized the Bank as well capitalized. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios (defined in applicable regulations) as set forth in the table below. There are no significant conditions or events that have occurred since the OCC's notification that Management believes have affected the Bank's present classification.

         Trustmark's and the Bank's actual regulatory capital amounts and ratios are presented in the table below ($ in thousands):

                                                                                               Minimum Regulatory
                                                         Actual          Minimum Regulatory     Provision to be
                                                    Regulatory Capital    Capital Required     Well Capitalized
                                                    ------------------   ------------------    ------------------
                                                     Amount     Ratio     Amount      Ratio     Amount     Ratio
                                                    --------   ------    --------     -----    --------    ------
At December 31, 2000:
       Total Capital (to Risk Weighted Assets)
            Trustmark Corporation                   $650,264   15.31%    $339,857     8.00%           -        -
            Trustmark National Bank                  646,414   15.22%     339,736     8.00%    $424,669    10.00%

       Tier 1 Capital (to Risk Weighted Assets)
            Trustmark Corporation                   $596,628   14.05%    $169,929     4.00%           -        -
            Trustmark National Bank                  593,173   13.97%     169,868     4.00%    $254,802     6.00%

       Tier 1 Capital (to Average Assets)
            Trustmark Corporation                   $596,628    8.79%    $203,534     3.00%           -        -
            Trustmark National Bank                  593,173    8.75%     203,489     3.00%    $339,149     5.00%

At December 31, 1999:
       Total Capital (to Risk Weighted Assets)
            Trustmark Corporation                   $683,335   16.76%    $326,096     8.00%           -        -
            Trustmark National Bank                  667,782   16.43%     325,148     8.00%    $406,435    10.00%

       Tier 1 Capital (to Risk Weighted Assets)
            Trustmark Corporation                   $627,258   15.39%    $163,048     4.00%           -        -
            Trustmark National Bank                  616,792   15.18%     162,574     4.00%    $243,861     6.00%

       Tier 1 Capital (to Average Assets)
            Trustmark Corporation                   $627,258    9.37%    $267,645     4.00%           -        -
            Trustmark National Bank                  616,792    9.23%     267,353     4.00%    $334,192     5.00%


Common Stock Repurchase Program
         In November 1998, Trustmark implemented a capital management plan, authorizing the repurchase of up to 7.5%, or 5.46 million shares of common stock. Upon conclusion of this plan during the third quarter of 2000, an additional plan was authorized by Trustmark's Board of Directors to repurchase an additional 5.0%, or approximately 3.4 million shares of common stock. The new program continues to be subject to market conditions and management discretion. Also, during the third quarter, Trustmark's Board of Directors authorized the repurchase of 3.35 million shares in a privately negotiated transaction. This purchase was completed on September 14, 2000.
         Since implementation of these plans, Trustmark has purchased approximately 8.9 million shares of common stock. These programs have allowed Trustmark to increase the return on equity to shareholders, while maintaining sufficient capital levels and related ratios to satisfy regulatory requirements.

Dividends
         Dividends paid by Trustmark are substantially funded from dividends received from the Bank. Approval of the Bank's regulators is required if the total of all dividends declared in any calendar year exceeds the total of its net income for that year combined with its retained net income of the preceding two years. During the fourth quarter of 2000, the Bank applied for and received approval from its regulators to pay an additional $60.0 million in dividends. Also, in connection with the pending Barret acquisition, as discussed in Note 2, the Bank has applied for and expects to receive approval to pay an additional $51.2 million in dividends. Subject to approval, the Bank will have available in 2001 approximately $81.7 million plus its net income for that year to pay as dividends.

Comprehensive Income
         Comprehensive income is the change in equity during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.
         In addition to net income, Trustmark has identified changes related to other nonowner transactions in the Consolidated Statement of Changes in Shareholders' Equity. Changes in other nonowner transactions consist of changes in unrealized holding gains and losses on securities available for sale and cash flow hedges.
         In the calculation of comprehensive income, certain reclassification adjustments are made to avoid double counting items that are displayed as part of net income and other comprehensive income in that period or earlier periods. The following table reflects the reclassification amounts and the related tax effects of changes in unrealized holding gains and losses on securities available for sale and cash flow hedges for the three years ended December 31, 2000, 1999 and 1998 ($ in thousands):

                                                                                            Accumulated
                                                                                                Other
                                                                  Before-Tax      Tax       Comprehensive
Other comprehensive income:                                          Amount      Effect         Income
                                                                  ----------    --------    -------------
Balance, January 1, 1998                                                                    $      10,802
Unrealized gains on securities available for sale                 $   10,972    $ (4,197)           6,775
Less adjustment for net gains included in net income                    (865)        331             (534)
                                                                  ----------    --------   --------------
Balance, December 31, 1998                                        $   10,107    $ (3,866)          17,043
                                                                  ==========    ========

Unrealized losses on securities available for sale                $  (25,130)   $  9,612          (15,518)
Less adjustment for net losses included in net income                  1,358        (519)             839
                                                                  ----------    --------    -------------
Balance, December 31, 1999                                        $  (23,772)   $  9,093            2,364
                                                                  ==========    ========

Unrealized gains on securities available for sale                 $   22,217    $ (8,498)          13,719
Unrealized losses on cash flow hedges                                   (764)        292             (472)
Less adjustment for net gains included in net income                  (9,388)      3,591           (5,797)
                                                                  ----------    --------    -------------
Balance, December 31, 2000                                        $   12,065    $ (4,615)   $       9,814
                                                                  ==========    ========    =============

NOTE 14 - FAIR VALUES OF FINANCIAL INSTRUMENTS
         The carrying amounts and estimated fair values of financial instruments at December 31,2000 and 1999, are as follows ($ in thousands):

                                                     2000                     1999
                                            -----------------------   -----------------------
                                             Carrying    Estimated     Carrying     Estimated
                                               Value     Fair Value     Value      Fair Value
                                            ----------   ----------   ----------   ----------
Financial Assets:
   Cash and short-term investments          $  346,500   $  346,500   $  309,556   $  309,556
   Trading account securities                      990          990            -            -
   Securities available for sale             1,119,643    1,119,643      783,220      783,220
   Securities held to maturity               1,005,455    1,021,444    1,390,981    1,374,631
   Net loans                                 4,078,083    4,055,647    3,949,085    3,924,877
Financial Liabilities:
   Deposits                                  4,058,418    4,066,850    3,924,796    3,925,742
   Short-term liabilities                    1,887,977    1,887,977    2,110,444    2,110,444
   Long-term FHLB advances                     250,000      250,000            -            -

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

Short-term liabilities
         The carrying amounts for federal funds purchased, securities sold under repurchase agreements and other borrowings approximate their fair values.

Long-Term FHLB Advances
         The carrying amounts for long-term FHLB advances approximate fair values.

Off-Balance Sheet Instruments
         The fair values of loan commitments and letters of credit approximate the fees currently charged for similar agreements or the estimated cost to terminate or otherwise settle similar obligations. The fees associated with these financial instruments, or the estimated cost to terminate, as applicable, are immaterial.

NOTE 15 - DERIVATIVE FINANCIAL INSTRUMENTS
         Trustmark utilizes various financial instruments as part of its risk management strategy and as a means to meet customers' needs. These instruments are subject to credit and market risks that are not reflected on the balance sheet. Credit risk represents the maximum potential loss due to possible non-performance by obligors and counterparties under the terms of contracts. Market risk represents the potential loss due to the decrease in the value of a financial instrument caused primarily by changes in interest rates, prepayment speeds or the prices of debt instruments.

Mortgage Banking
         As mentioned in Note 4, Trustmark adopted SFAS No. 133 on January 1, 2000. Trustmark uses derivatives designated as cash flow hedges to hedge interest rate exposures by mitigating the interest rate risk of mortgage loans held for sale and mortgage loans in process. Trustmark regularly enters into derivative financial instruments in the form of forward contracts as part of its normal asset/liability management strategies. Forward contracts, a type of derivative financial instrument, are agreements to purchase or sell securities or other money market instruments at a future specified date at a specified price or yield. Trustmark's obligations under forward contracts consist of commitments to deliver mortgage loans, originated and/or purchased, in the secondary market at a future date into mortgage-backed securities. Unrealized gains or losses on these forward contracts are recorded in other comprehensive income. Realized gains and losses on forward contracts and the sale of mortgage loans in the secondary market are recorded upon the settlement of the related forward contract and included in other income. As all of Trustmark's hedges are considered to be completely effective, no gains or losses related to ineffective portions of these hedges have been recognized in current earnings.

Interest Rate Management
         During 2000, Trustmark implemented a strategy using caps and floors to reduce the risk associated with the effects of excess interest rate cycles. Caps and floors, which are not designated as hedging instruments, are options that are linked to a notional principal amount and an underlying indexed interest rate. Exposure to loss on these options will increase or decrease as interest rates fluctuate. The following table summarizes Trustmark's position in these options at December 31, 2000 ($ in thousands):

     Option        Notional     Carrying/         LIBOR        Final
     Contract       Value       Fair Value        Rate        Maturity
     --------      --------     ----------    ------------    --------
     Floor         $100,000       $1,014      strike 5.00%      2005
     Cap           $100,000       $  308      strike 8.69%      2005

NOTE 16 - SEGMENT INFORMATION
         In 1999, Trustmark completed its implementation of its business unit profitability reporting system. Trustmark has three reportable segments: Retail Banking, Commercial Banking and Financial Services. Retail Banking delivers a full range of financial products and services to individuals and small businesses through Trustmark's extensive branch network. Commercial Banking provides various financial products and services to corporate and middle market clients. Included among these products and services are specialized services for commercial and residential real estate development lending, indirect auto financing and other specialized lending services. Financial Services includes trust and fiduciary services, discount brokerage services, insurance services, as well as credit card and mortgage services. Also included in this segment is a selection of investment management services including Trustmark's proprietary mutual fund family. Treasury & Other consists of asset/liability management activities that include the investment portfolio and the related gains(losses) on sales of securities. Treasury & Other also includes expenses such as corporate overhead and amortization of intangible assets.
         Trustmark evaluates performance and allocates resources based on the profit or loss of the individual segments. The accounting policies of reportable segments are the same as those described in Note 1. Trustmark uses matched maturity transfer pricing to assign cost of funding to assets and earnings credits to liabilities with a corresponding offset to Treasury & Other. Trustmark allocates noninterest expenses based on various activity-based costing statistics. Excluding internal funding, Trustmark does not have intercompany revenues or expenses. Additionally, segment income tax expense is calculated using the marginal tax rate. The difference between the marginal and effective tax rate is included in Treasury & Other.

         The following table discloses financial information by segment for the years ended December 31, 2000, 1999 and 1998 ($ in thousands):

                                                         Retail      Commercial     Financial      Treasury
                                                        Banking       Banking        Services       & Other         Total
                                                      -----------   -----------    -----------    -----------    -----------
2000
----

Net interest income from external customers           $    27,610   $   128,890    $    48,038    $    29,025    $   233,563
Internal funding                                           95,034       (92,189)       (20,919)        18,074              -
                                                      -----------   -----------    -----------    -----------    -----------
Net interest income                                       122,644        36,701         27,119         47,099        233,563
Provision for loan losses                                   6,620         2,071          1,710            -           10,401
                                                      -----------   -----------    -----------    -----------    -----------
Net interest income after provision for loan losses       116,024        34,630         25,409         47,099        223,162
Noninterest income                                         50,637           594         58,475         14,834        124,540
Noninterest expenses                                      110,969        15,824         48,498         14,086        189,377
                                                      -----------   -----------    -----------    -----------    -----------
Income before income taxes and cumulative
  effect of a change in accounting principle               55,692        19,400         35,386         47,847        158,325
Income taxes                                               19,219         6,699         12,395         15,811         54,124
                                                      -----------   -----------    -----------    -----------    -----------
Income before cumulative effect of a change
  in accounting principle                                  36,473        12,701         22,991         32,036        104,201
Cumulative effect of a change in accounting
  principle (net of tax)                                        -             -              -         (2,464)        (2,464)
                                                      -----------   -----------    -----------    -----------    -----------
Segment net income                                    $    36,473   $    12,701    $    22,991    $    29,572    $   101,737
                                                      ===========   ===========    ===========    ===========    ===========


Selected Financial Information
  Average assets                                      $ 2,132,184   $ 1,509,260    $   870,981    $ 2,268,604    $ 6,781,029
  Depreciation and amortization                       $     4,190   $       205    $     5,789    $    10,725    $    20,909


1999
----
Net interest income from external customers           $    34,069   $   107,536    $    16,067   $    85,758    $   243,430
Internal funding                                           93,371       (71,239)        14,206       (36,338)             -
                                                      -----------   -----------    -----------   -----------    -----------
Net interest income                                       127,440        36,297         30,273        49,420        243,430
Provision for loan losses                                   5,894         1,383          1,795             -          9,072
                                                      -----------   -----------    -----------   -----------    -----------
Net interest income after provision for loan losses       121,546        34,914         28,478        49,420        234,358
Noninterest income                                         45,182           566         52,319         3,876        101,943
Noninterest expenses                                      113,045        14,567         45,465        13,994        187,071
                                                      -----------   -----------    -----------   -----------    -----------
Income before income taxes                                 53,683        20,913         35,332        39,302        149,230
Income taxes                                               18,528         7,215         12,485        13,008         51,236
                                                      -----------   -----------    -----------   -----------    -----------
Segment net income                                    $    35,155   $    13,698    $    22,847   $    26,294    $    97,994
                                                      ===========   ===========    ===========   ===========    ===========

Selected Financial Information
  Average assets                                      $ 2,116,222   $ 1,325,159    $   815,282   $ 2,321,688    $ 6,578,351
  Depreciation and amortization                       $     3,797   $       215    $     6,744   $    10,457    $    21,213


1998
----
Net interest income from external customers           $    10,830   $    96,070    $    14,621   $   106,679    $   228,200
Internal funding                                          118,915       (65,351)        14,061       (67,625)             0
                                                      -----------   -----------    -----------   -----------    -----------
Net interest income                                       129,745        30,719         28,682        39,054        228,200
Provision for loan losses                                   3,339         2,022          1,656           754          7,771
                                                      -----------   -----------    -----------   -----------    -----------
Net interest income after provision for loan losses       126,406        28,697         27,026        38,300        220,429
Noninterest income                                         35,718           300         43,800         7,172         86,990
Noninterest expenses                                      109,982        12,405         39,550        16,384        178,321
                                                      -----------   -----------    -----------   -----------    -----------
Income before income taxes                                 52,142        16,592         31,276        29,088        129,098
Income taxes                                               17,828         5,707         10,708        11,541         45,784
                                                      -----------   -----------    -----------   -----------    -----------
Segment net income                                    $    34,314   $    10,885    $    20,568   $    17,547    $    83,314
                                                      ===========   ===========    ===========   ===========    ===========

Selected Financial Information
  Average assets                                      $ 1,989,416   $ 1,122,829    $   638,042   $ 2,161,462    $ 5,911,749
  Depreciation and amortization                       $     3,652   $       106    $     6,976   $     8,962    $    19,696

NOTE 17 - TRUSTMARK CORPORATION (Parent Company Only) FINANCIAL INFORMATION ($ in thousands):

                                 BALANCE SHEETS

                                                               December 31,
                                                          --------------------
                                                             2000       1999
                                                           --------   --------
Assets
Investment in bank                                         $626,093   $639,699
Other assets                                                  3,555     16,099
                                                           --------   --------
    Total Assets                                           $629,648   $655,798
                                                           ========   ========


Liabilities and Shareholders' Equity
Accrued expenses                                           $      7   $     42
Shareholders' equity                                        629,641    655,756
                                                           --------   --------
    Total Liabilities and Shareholders' Equity             $629,648   $655,798
                                                           ========   ========


                              STATEMENTS OF INCOME

                                            Years Ended December 31,
                                      ----------------------------------
                                        2000          1999        1998
                                      ---------    ---------   ---------
Revenue
Dividends received from bank          $ 123,380    $  96,707   $  44,522
Earnings of subsidiaries (under)
  over distributions                    (27,318)         822      37,823
Other income                              9,018          695       1,424
                                      ---------    ---------   ---------
                                        105,080       98,224      83,769
Expenses                                  3,343          230         455
                                      ---------    ---------   ---------
Net Income                            $ 101,737    $  97,994   $  83,314
                                      =========    =========   =========

                                 STATEMENTS OF CASH FLOWS

                                                                     Years Ended December 31,
                                                              -----------------------------------
                                                                 2000         1999        1998
                                                              ---------    ---------    ---------
Operating Activities
Net income                                                    $ 101,737    $  97,994    $  83,314
Adjustments to reconcile net income to net cash provided by
     operating activities:
        Decrease (increase) in investment in subsidiaries        27,318         (822)     (37,823)
        Other                                                       (98)        (326)         376
                                                              ---------    ---------    ---------
Net cash provided by operating activities                       128,957       96,846       45,867

Investing Activities
Proceeds from sales of securities available for sale              4,933           50        1,179
                                                              ---------    ---------    ---------
Net cash provided by investing activities                         4,933           50        1,179

Financing Activities
Cash dividends                                                  (34,629)     (31,562)     (25,648)
Common stock transactions, net                                 (100,673)     (66,630)     (21,365)
                                                              ---------    ---------    ---------
Net cash used by financing activities                          (135,302)     (98,192)     (47,013)
                                                              ---------    ---------    ---------
(Decrease) increase in cash and cash equivalents                 (1,412)      (1,296)          33
Cash and cash equivalents at beginning of year                    3,657        4,953        4,920
                                                              ---------    ---------    ---------
Cash and cash equivalents at end of year                      $   2,245    $   3,657    $   4,953
                                                              =========    =========    =========


         Trustmark (parent company only) paid income taxes of approximately $49.7 million in 2000, $52.3 million in 1999 and $46.5 million in 1998. No interest was paid during 2000 and 1999. Interest paid by the parent company was $12 thousand in 1998.

SELECTED FINANCIAL DATA
(unaudited)
($ in thousands except per share data)


                                                              Years Ended December 31,
                                            ----------------------------------------------------------
                                               2000         1999        1998        1997       1996
                                            ---------    ---------   ---------   ---------   ---------
Consolidated Statements of Income
Total interest income                       $ 488,759    $ 448,509     420,100   $ 376,892   $ 358,063
Total interest expense                        255,196      205,079     191,900     172,887     164,006
                                            ---------    ---------   ---------   ---------   ---------
Net interest income                           233,563      243,430     228,200     204,005     194,057
Provision for loan losses                      10,401        9,072       7,771       4,682       5,783
Noninterest income                            124,540      101,943      86,990      73,424      66,974
Noninterest expenses                          189,377      187,071     178,321     165,784     157,818
                                            ---------    ---------   ---------   ---------   ---------
Income before income taxes and
  cumulative effect of a change in
  accounting principle                        158,325      149,230     129,098     106,963      97,430
Income taxes                                   54,124       51,236      45,784      35,899      32,291
                                            ---------    ---------   ---------   ---------   ---------
Income before cumulative effect
  of a change in accounting principle         104,201       97,994      83,314      71,064      65,139
Cumulative effect of a change in
  accounting principle (net of tax)            (2,464)           -           -           -           -
                                            ---------    ---------   ---------   ---------   ---------
 Net income                                 $ 101,737    $  97,994      83,314   $  71,064   $  65,139
                                            =========    =========   =========   =========   =========

Per Share Data
Earnings per share before
  cumulative change
    Basic and Diluted                      $1.53     $1.36     $1.14     $0.98     $0.93
Cumulative effect of a change
  in accounting principle                  (0.03)        -         -         -         -
                                           -----     -----     ------    -----     -----
Net earnings per share
    Basic and Diluted                      $1.50     $1.36     $1.14     $0.98     $0.93
                                           =====     =====     =====     =====     =====

Cash dividends per share                   $0.51     $0.44     $0.35     $0.29     $0.25
                                           =====     =====     =====     =====     =====


                                                       December 31,
                              ---------------------------------------------------------------
                                 2000        1999         1998          1997         1996
                              ----------   ----------   ----------   ----------    ----------
Consolidated Balance Sheets
   Total assets               $6,886,988   $6,743,404    $6,355,190   $5,545,158   $5,193,684
   Securities                  2,125,098    2,174,201     1,946,509    2,007,399    1,953,202
   Loans                       4,078,083    4,014,935     3,702,318    2,983,655    2,634,573
   Deposits                    4,058,418    3,924,796     3,946,397    3,818,949    3,597,436

SUMMARY OF QUARTERLY RESULTS OF OPERATIONS
(unaudited)
($ in thousands except per share data)

                                                                              2000
                                                          ------------------------------------------
                                                            1st         2nd        3rd        4th
                                                          --------    --------   --------   --------
Interest income                                           $118,046    $121,243   $124,413   $125,057
Net interest income                                         59,911      59,750     57,317     56,585
Provision for loan losses                                    2,118       3,198      2,195      2,890
Income before income taxes and cumulative effect of
    a change in accounting principle                        42,418      41,630     38,166     36,111
Net income                                                  25,676      27,006     25,155     23,900
Earnings per share before cumulative effect of a change
    in accounting principle
      Basic and Diluted                                       0.40        0.39       0.37       0.37

                                                                              1999
                                                         ------------------------------------------
                                                            1st         2nd        3rd        4th
                                                          --------    --------   --------   --------
Interest income                                           $109,462    $110,140   $112,510   $116,397
Net interest income                                         60,993      61,152     60,882     60,403
Provision for loan losses                                    1,966       2,503      1,593      3,010
Income before income taxes                                  37,442      38,045     37,381     36,362
Net income                                                  24,126      24,923     24,942     24,003
Earnings per share
      Basic and Diluted                                       0.33        0.34       0.35       0.34

PRINCIPAL MARKETS AND PRICES OF TRUSTMARK'S STOCK

                                             Stock Prices
                           Dividends    ----------------------
                           Per Share       High         Low
                           ---------    ----------    --------
2000
----
1st Quarter                $  0.1250    $ 21 5/8      $ 15 1/4
2nd Quarter                   0.1250      22 1/4        17 1/8
3rd Quarter                   0.1250      20 3/8        17 1/2
4th Quarter                   0.1350      21 1/8        17 3/8

1999
----
1st Quarter                $  0.1050    $ 22 11/16    $ 19 5/8
2nd Quarter                   0.1050      23 3/4        18
3rd Quarter                   0.1050      24 1/2        22 1/8
4th Quarter                   0.1250      23 1/2        21 1/8


         Trustmark's common stock is listed for trading on the NASDAQ stock market as stock symbol TRMK.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following provides a narrative discussion and analysis of significant changes in Trustmark Corporation's (Trustmark) financial condition and results of operations. This discussion should be read in conjunction with the consolidated financial statements and the supplemental financial data included elsewhere in this report.
         The Private Securities Litigation Reform Act evidences Congress' determination that the disclosure of forward-looking information is desirable for investors and encourages such disclosure by providing a safe harbor for forward-looking statements by Management. Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements with respect to the adequacy of the allowance for loan losses; the effect of legal proceedings on Trustmark's financial condition, results of operations and liquidity; and market risk disclosures. Although Management of Trustmark believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. Such forward-looking statements are subject to certain risks, uncertainties and assumptions. Should one or more of these risks materialize, or should any such underlying assumptions prove to be significantly different, actual results may vary significantly from those anticipated, estimated, projected or expected.

FINANCIAL HIGHLIGHTS

         For the year ended December 31, 2000, Trustmark's net income totaled $101.7 million compared with $98.0 million for 1999 and $83.3 million for 1998. Basic and diluted earnings per share were $1.50 for 2000, an increase of 10.3% when compared with $1.36 for 1999. Basic and diluted earnings per share for 1998 were $1.14. For the year ended December 31, 2000, Trustmark achieved a return on average assets of 1.50%, a return on average equity of 15.68% and an efficiency ratio of 52.74%. These compared with 1999 ratios of 1.49% for return on average assets, 14.93% for return on average equity and 52.82% for the efficiency ratio. For 1998, the return on average assets was 1.41%, the return on average equity was 13.53% and the efficiency ratio was 55.55%.

RESULTS OF OPERATIONS

Net Interest Income
         Net interest income (NII) is the principal component of Trustmark's income stream and represents the difference or spread between interest and fee income generated from earning assets and the interest expense paid on deposits and borrowed funds. Fluctuations in interest rates as well as volume and mix changes in earning assets and interest-bearing liabilities can materially impact net interest income. The net interest margin (NIM) is computed by dividing fully taxable equivalent NII by average interest-earning assets and measures how effectively Trustmark utilizes its interest-earning assets in relationship to the interest cost of funding them. The fully taxable equivalent (FTE) yield on tax-exempt income has been computed based on a 35% federal marginal tax rate for all periods shown. The following table summarizes Trustmark's NIM for the three years ended December 31,

                                           2000    1999   1998
                                          -----   -----   -----
Yield on interest-earning assets-FTE      7.95%   7.55%   7.87%
Rate on interest-bearing liabilities      4.08%   3.40%   3.54%
                                          -----   -----   -----
Net interest margin-FTE                   3.87%   4.15%   4.33%
                                          =====   =====   =====

         Net interest income for 2000 decreased $9.9 million, or 4.1%, when compared with 1999. Average yields and rates on assets and liabilities increased during 2000 as rates rose consistently over the first half of the year before leveling. Trustmark funds its balance sheet with a mix of retail core deposits and wholesale funding. During 2000, the average cost of funds increased 80 basis points due to higher rates on most funding sources compared with a 40 basis point increase in the yield on interest-earning assets. In addition to a higher average rate environment for funding in 2000, Trustmark's net interest margin also was impacted by a less favorable mix in core deposit funding. Average certificates of deposit grew by 12.0% compared with a 7.3% decrease in NOW, MMDA and Savings deposits.
         Trustmark was heavily involved in its capital management program during 2000 as demonstrated by the repurchase of $100.7 million in common stock. The opportunity cost to use these funds was approximately $7.6 million, which accounts for the majority of the decrease in NII for 2000.
         For the year ended December 31, 1999, NII increased $15.2 million, or 6.7%, when compared with 1998. The increase was attributable to a higher level of average interest-earning assets as reflected by the 14.6% increase in average loans and the 4.3% increase in average securities during 1999. However, growth in NII was partially offset by an increase in funding costs that resulted from a change in the mix of interest-bearing liabilities. Faced with a decreasing base of core deposits, Trustmark utilized higher priced federal funds purchased, securities sold under repurchase agreements and short-term borrowings as sources of funds.
         From an interest rate perspective, the NIM declined 18 basis points to 4.15% during 1999. The downward pressure on the NIM was the result of a 32 basis point decline in the yield on average interest-earning assets to 7.55%, primarily resulting from a lower interest rate environment for loans. In spite of three increases to the prime rate during the last half of 1999, the average prime rate was 37 basis points lower than the 1998 average. While the rate paid on interest-bearing liabilities declined during 1999, an increased reliance on wholesale funding neutralized the impact of a lower interest rate environment.

Provision for Loan Losses
         Trustmark's provision for loan losses totaled $10.4 million in 2000, $9.1 million in 1999 and $7.8 million in 1998. The provision to average loans was 0.25% for 2000 compared with 0.24% for 1999 and 0.23% for 1998. The provision for loan losses reflects Management's assessment of the adequacy of the allowance for loan losses to absorb inherent charge-offs in the loan portfolio. The amount of provision for each year is dependent upon many factors including loan growth, net charge-offs, changes in the composition of the loan portfolio, delinquencies, Management's assessment of loan portfolio quality, the value of collateral and general economic factors. Trustmark's ratio of the provision for loan losses to average loans continues to remain favorable because of asset quality and compares favorably with its peer banks.

Noninterest Income
         Noninterest income consists of revenues generated from a broad range of banking, insurance and investment products and services. For each of the years in the three-year period ended December 31, 2000, noninterest income increased by double digit percentages. In 2000, noninterest income, excluding securities gains/losses, totaled $115.2 million, increasing $11.9 million, or 11.5%, from 1999. In 1999 and 1998, noninterest income, excluding securities gains/losses, totaled $103.3 million and $86.1 million, respectively.
         Service charges for deposit products and services continue to be the single largest component of noninterest income. Income from service charges on deposit accounts increased 10.4% in 2000 after an increase of 23.8% in 1999. Revised fee structures for certain deposit services, the overall growth in fee-based deposit accounts and transaction volume and an intensified effort to collect fees resulted in the increases for 2000. Service charges for 1999 and 1998 were impacted by Trustmark's implementation of a new customer-focused sales process called Pinnacle during the third quarter of 1998. As a result of Pinnancle and a focused marketing effort on Trustmark's Umbrella Plan, the Bank's full service consumer checking product, the number of new accounts increased.

         The second largest component of noninterest income is other account charges, fees and commissions. In 2000 and 1999, growth in these areas totaled $5.0 million, or 15.7%, and $9.0 million, or 38.6%, respectively. In April 1999, Trustmark expanded its insurance line of business by acquiring the Dan Bottrell Agency, Inc. (Bottrell) and introducing annuity products into Trustmark's market. During 2000, commissions were increased through the expansion of the product lines to include retail products such as life, health, homeowners and automobile insurance. This combination of new products and services contributed $3.2 million, or 64.0%, to the growth of other account charges, fees and commissions during 2000 and $6.8 million, or 76.3%, during 1999. Credit card fees increased 12.7% in 2000 and reflect an increase in interchange income, merchants' discounts and volume of accounts resulting from management's efforts to increase income from these services. Intensified sales efforts led to a 22.2% increase in fees from cash management and corporate sweep products during 2000. The remaining growth in 1999 came primarily from fees on various investment services products and card services products.
         Mortgage servicing fees grew in both 2000 and 1999 as increased mortgage product emphasis and marketing produced an increased mortgage servicing portfolio. Trustmark serviced $3.9 billion in mortgage loans at December 31, 2000 compared with $3.7 billion at December 31, 1999.
         Trust service income grew 5.0% in both 2000 and 1999. The introduction of new specialized services and additional investment alternatives for trust customers contributed to the increase in 2000 in spite of the overall decline in the financial markets. During 1999, growth in trust service income came primarily from advisory fees derived from Trustmark's proprietary mutual funds. At December 31, 2000, Trustmark, which continues to be one of the largest providers of asset management services in Mississippi, held assets under administration of $7.0 billion, an increase of over $800 million when compared to year-end 1999.
         Other income totaled $6.2 million, $4.5 million, and $4.9 million in 2000, 1999 and 1998, respectively. Contributing to the change in other income during 2000 was $1.3 million in nontaxable benefits received on a key man life insurance policy and a $2.1 million gain from the sale of student loans which offset a reduction in gain on sale of mortgage loans of $1.5 million. In addition, gains on sale of premises and equipment increased $523 thousand when compared with 1999. Trading income decreased $651 thousand when compared with 1999 from a market write-down of $669 thousand. For 1999, the decrease in other income was linked to variations in gains recognized on the sale of loans in the secondary market.
         In 2000, securities gains totaled $9.4 million compared with securities losses of $1.4 million in 1999 and securities gains of $865 thousand in 1998. Securities gains of $8.6 million, which were realized from sales of AFS equity securities, were used to offset the effect of adopting Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activies." Also in 2000, securities gains of $793 thousand were realized from the sale of U. S. Treasury securities with takeout yields below current funding costs. The proceeds from this sale were used to reduce Trustmark's short-term borrowings. This transaction allowed Trustmark to reposition its balance sheet, which will provide liquidity and improvements in the NIM in the future.

Noninterest Expenses
         Total noninterest expenses increased $2.3 million, or 1.2%, in 2000 to $189.4 million compared with $187.1 million in 1999 and $178.3 million in 1998. The control of noninterest expenses is a management priority. The primary measure of the effectiveness of noninterest expense control is the efficiency ratio, which is calculated by dividing total noninterest expenses by tax-equivalent net interest income plus noninterest income. The efficiency ratio measures the percentage of revenues that are absorbed by costs of production. For 2000, Trustmark's efficiency ratio, excluding nonrecurring items, was 52.7%. Comparable ratios for 1999 and 1998 were 52.8% and 55.6%, respectively. The efficiency ratio is a positive reflection on expense control because, during that time period, Trustmark has substantially increased its noninterest revenue producing lines of business.

         Salaries and employee benefits, the largest category of noninterest expenses, were $100.3 million in 2000, $98.7 million in 1999 and $90.4 million in 1998. For 2000, salaries and employee benefits increased $1.5 million or 1.6% over 1999 while for 1999 they increased $8.3 million, or 9.1%, when compared to 1998. The 2000 increase represents normal annual merit increases offset by a reduction in full time equivalent employees of 60 and the annualized impact of the Bottrell purchase business combination completed in April 1999. The significant increase in 1999 is the direct result of purchase business combinations that were completed in 1999 and 1998 that increased FTE's by 62 during 1999.
         Net occupancy-premise expenses remained well controlled as evidenced by an increase of 0.8% in 2000 following a 4.8% increase in 1999. Equipment expenses increased 5.5% in 2000 and 10.6% in 1999. The increase in equipment expenses reflects the cost of improving technology to enhance customer service and improve operating efficiency. Additional growth in 1999 was related to increased costs associated with Trustmark's Year 2000 compliance.
         Services and fees for 2000 totaled $26.2 million compared to $26.0 million for 1999 and $27.3 million for 1998. During 2000, the increase of $200 thousand resulted from growth in professional fees and software related expenses, which offset reductions in advertising expenses. Decreases in legal expenses and professional fees were the primary factors contributing to the $1.3 million decline during 1999.
         Amortization expense associated with intangible assets, which includes mortgage servicing rights, core deposit intangibles and goodwill, totaled $8.6 million in 2000, $10.2 million in 1999 and $10.3 million in 1998. During 2000, amortization expense declined $1.6 million due to the final amortization of core deposit intangibles associated with a 1990 business combination and a decrease in the amortization of mortgage servicing rights. Offsetting this increase was the full year amortization of the April 1999 Bottrell purchase business combination.
         Other expenses totaled $28.4 million in 2000 compared with $27.1 million for 1999 and $27.2 million for 1998. Litigation settlements of $1.6 million, which were completed during the second quarter of 2000, were the primary source of the increase in other expenses. These claims have reached final resolution and pose no future threat to results of operations.
         Management will continue to closely monitor the level of noninterest expenses as part of its strategic plan effort to improve the profitability of Trustmark.

Income Taxes
         For the year ended December 31, 2000, Trustmark's combined effective tax rate was 34.2% compared with 34.3% for 1999 and 35.5% for 1998. The decrease in Trustmark's effective tax rate for 2000 is due to small changes in various permanent items as a percentage of pre-tax income.

SHAREHOLDERS' EQUITY
         In order to enhance shareholder value, Trustmark initiated a capital management plan during 1998. This plan included a number of initiatives designed to improve earnings per share and return on equity, two of the most significant factors impacting shareholder value. Two of these initiatives were the implementation of a common stock repurchase program and the evaluation of Trustmark's dividend payout ratio. While shareholders' equity has dropped to $629.6 million at December 31, 2000 from $651.9 million at December 31, 1998 as a result of these initiatives, Trustmark's return on average equity has increased to 15.68% in 2000 from 13.53% in 1998. The utilization of a capital management plan has allowed Trustmark to increase shareholder value, while maintaining sufficient regulatory capital levels.

Common Stock Repurchase Program
         In November 1998, Trustmark implemented the first phase of its capital management plan by authorizing the repurchase of up to 7.5%, or 5.46 million shares of common stock. This program was completed in the third quarter of 2000 with purchases totaling $112.4 million. During the third quarter of 2000, an additional plan was authorized by Trustmark's Board of Directors to repurchase an additional 5.0%, or approximately 3.4 million shares of common stock. By the end of 2000, Trustmark had repurchased $1.6 million in common stock under the latest plan. The new plan continues to be subject to market conditions and management discretion. Also, during the third quarter, Trustmark's Board of Directors authorized the repurchase of 3.35 million shares in a privately negotiated transaction, which resulted in the repurchase of $58.6 million in common stock. This purchase was completed on September 14, 2000. Since implementation of these plans, Trustmark has purchased approximately 8.9 million shares of common stock totaling over $172.6 million.

Dividends
         An increased dividend payout ratio is another means by which Trustmark has enhanced shareholder value. Trustmark's dividend payout ratio was 34.0% for the year 2000, compared with 32.4% for 1999 and 30.9% for 1998. Dividends for 2000 were $0.51 per share, an increase of 15.9% when compared with dividends of $0.44 per share for 1999. Since 1998, dividends per share have increased 45.7%.

Regulatory Capital
         Trustmark and Trustmark National Bank (Bank) are subject to minimum capital requirements, which are administered by various Federal regulatory agencies. These capital requirements, as defined by Federal guidelines, involve quantitative and qualitative measures of assets, liabilities and certain off-balance sheet instruments. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the financial statements of both Trustmark and the Bank.
         Management believes, as of December 31, 2000, that Trustmark and the Bank meet all capital adequacy requirements to which they are subject. At December 31, 2000, the most recent notification from the Office of the Comptroller of the Currency (OCC) categorized the Bank as well capitalized. To be categorized in this manner, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios (defined in applicable regulations) as set forth in the table below. There are no significant conditions or events that have occurred since the OCC's notification that Management believes have affected the Bank's present classification.
         Actual and minimum regulatory capital amounts and ratios at December 31, 2000, for Trustmark and the Bank are as follows ($ in thousands):

                                                       Actual          Minimum Regulatory
                                                 ------------------    ------------------
                                                  Amount      Ratio      Amount     Ratio
                                                 --------    ------    --------     -----
Total Capital (to Risk Weighted Assets)
     Trustmark Corporation                       $650,264    15.31%    $339,857     8.00%
     Trustmark National Bank                     $646,414    15.22%    $339,736     8.00%
Tier 1 Capital (to Risk Weighted Assets)
     Trustmark Corporation                       $596,628    14.05%    $169,929     4.00%
     Trustmark National Bank                     $593,173    13.97%    $169,868     4.00%
Tier 1 Capital (to Average Assets)
     Trustmark Corporation                       $596,628     8.79%    $203,534     3.00%
     Trustmark National Bank                     $593,173     8.75%    $203,489     3.00%

EARNING ASSETS
         Earning assets are comprised of securities, loans, federal funds sold, securities purchased under resale agreements and trading account assets, which are the primary revenue streams for Trustmark. At December 31, 2000, earning assets were $6.318 billion, or 91.74% of total assets, compared with $6.219 billion, or 92.22% of total assets at December 31, 1999, an increase of $99.1 million, or 1.6%.

Securities
         The securities portfolio is utilized to provide Trustmark with a quality investment alternative, a stable source of interest income, as well as, collateral for pledges on public deposits and securities sold under agreements to repurchase. At December 31, 2000, Trustmark's securities portfolio totaled $2.125 billion, compared to $2.174 billion at December 31, 1999. During 2000, the securities portfolio decreased $49.1 million, or 2.3%, as a result of Trustmark's adoption of SFAS No. 133 on January 1, 2000. In addition, Trustmark initiated sales of securities to provide additional funds for the common stock repurchase program.
         As allowed by SFAS No. 133, at the date of initial application of this statement, Trustmark transferred $372.6 of held to maturity (HTM) securities into the available for sale (AFS) securities and trading categories. The $135.1 million of trading account securities transferred from HTM securities were subsequently sold during the first quarter of 2000. Also, during the first two quarters of 2000, Trustmark liquidated $4.9 million in AFS equity securities and recognized a gain of $5.3 million, net of taxes. These separate transactions reduced the securities portfolio and allowed Trustmark to reposition the portfolio while providing additional liquidity for alternative funding sources.
         AFS securities are carried at their estimated fair value with unrealized gains or losses recognized, net of taxes, in accumulated other comprehensive income, a separate component of shareholders' equity. At December 31, 2000, AFS securities totaled $1.120 billion, which represented 52.7% of the securities portfolio, compared to $783.2 million or 36.0% at December 31, 1999. The increase of $336.4 million in AFS securities is directly related to Trustmark's adoption of SFAS No. 133, which allowed Trustmark to restructure its AFS securities providing Trustmark with additional liquidity.
         HTM securities are carried at amortized cost and represent those securities that Trustmark both positively intends and has the ability to hold to maturity. At December 31, 2000, HTM securities totaled $1.005 billion and represented 47.3% of the total portfolio compared with $1.391 billion or 64.0% at December 31, 1999. Trustmark's adoption of SFAS No. 133 was the major factor contributing to this decline.
         Management continues to stress asset quality as one of the strategic goals of the securities portfolio, which is evidenced by the investment of over 83% of the portfolio in U. S. Treasury and U. S. Government agency obligations. The REMIC and CMO issues held in the securities portfolio are entirely U. S. Government agency issues. In order to avoid excessive yield volatility from unexpected prepayments, Trustmark's normal practice is to purchase investment securities at or near par value to reduce the risk of premium write-offs.

Loans
         Loans, the largest group of earning assets, totaled 65.6% of earning assets at December 31, 2000, compared with 64.6% at December 31, 1999. At
December 31, 2000, loans totaled $4.144 billion compared to $4.015 billion at year-end 1999, an increase of $129.0 million, or 3.2%. During 2000, Trustmark sold $77 million in student loans. Excluding this sale, loans would have increased $206.0 million or 5.1%. This sale was undertaken to reposition the portfolio in order to take advantage of a higher interest rate environment and to provide additional liquidity. Loan growth remained diversified with the most significant increases coming from loans secured by residential properties.

         Trustmark's lending policies have produced consistently strong asset quality. One measure of asset quality in the financial services industry is the level of nonperforming assets. Trustmark's nonperforming assets at December 31, 2000 and 1999 are shown in the following table ($ in thousands):

Nonperforming Assets                           December 31,
--------------------                       ------------------
                                             2000       1999
                                           -------    -------
Nonaccrual and restructured loans          $15,958    $16,671
Other real estate (ORE)                      2,280      1,987
                                           -------    -------
     Total nonperforming assets            $18,238    $18,658
                                           =======    =======

Accruing loans past due 90 days or more    $ 2,494    $ 2,043
                                           =======    =======

Nonperforming assets/total loans and ORE      0.44%      0.46%
                                           =======    =======


         The volume of nonperforming assets at December 31, 2000, reflects a slight decrease from year -end 1999 and remains at a manageable level. This level of nonperforming assets continues to compare favorably to those of peer banks. Management is not aware of any additional credits, other than those identified above, where serious doubts as to the repayment of principal and interest exist.
         At December 31, 2000 and 1999, the allowance for loan losses was $65.9 million, representing 1.59% and 1.64%, respectively, of total loans outstanding. The allowance for loan losses is maintained at a level that Management and the Board of Directors believe is adequate to absorb estimated probable losses within the loan portfolio, including losses associated with off-balance sheet credit instruments such as letters of credit and unfunded lines of credit. A formal analysis is prepared quarterly to assess the risk in the loan portfolio and to determine the adequacy of the allowance for loan losses. Specifically, the analysis considers any identified impairment, as well as historical loss experience in relation to volume and types of loans, volume and trends in delinquencies and nonaccruals, national and local economic conditions and other pertinent information. This analysis is presented to the Credit Policy Committee with subsequent review and approval by the Board of Directors.
         Net charge-offs were $10.4 million or 0.25% of average loans for the year ended December 31, 2000, compared with $9.4 million or 0.24% of average loans for the year ended December 31, 1999. Trustmark's level of net charge-offs to average loans continues to compare favorably to those of peer banks.

Other Earning Assets
         Federal funds sold and securities purchased under reverse repurchase agreements were $47.8 million at December 31, 2000, an increase of $18.3 million when compared with year end 1999. Trustmark utilizes these products as a short-term investment alternative whenever it has excess liquidity.

DEPOSITS AND OTHER INTEREST-BEARING LIABILITIES
         Trustmark's deposit base is its primary source of funding and consists of core deposits from the communities served by Trustmark. Total deposits were $4.058 billion at December 31, 2000 and averaged $3.928 billion for the year. This compares with period end and average deposits for 1999 of $3.925 billion and $3.844 billion, respectively. The completion of Trustmark's implementation of Pinnacle, its customer-focused sales process, produced significant growth in retail and business deposit accounts during 2000. In addition, Trustmark utilized a brokered CD program that began in the last quarter of 1999 to provide additional deposit funding. Trustmark will continue to search for reasonably priced funding alternatives by evaluating new deposit products.

         Short-term borrowings consist of federal funds purchased, securities sold under repurchase agreements, FHLB borrowings and the treasury tax and loan note option account. Short-term borrowings totaled $1.888 billion at December 31, 2000, a decrease of $222.5 million, compared with $2.110 billion at December 31, 1999. This difference is primarily related to the creation of a long-term borrowings category, which totaled $250 million at December 31, 2000 and consisted entirely of an FHLB advance maturing in October 2002. There were no long-term borrowings at December 31, 1999. Significant funding remains available through FHLB borrowings.

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

ASSET/LIABILITY MANAGEMENT
Overview
         Market risk is the risk of loss arising from adverse changes in market prices and rates. Trustmark has risk management policies to monitor and limit exposure to market risk. Trustmark's market risk is comprised primarily of interest rate risk created by core banking activities. Interest rate risk is the risk to net interest income represented by the impact of higher or lower interest rates. Management continually develops and applies cost-effective strategies to manage these risks. The Asset/Liability Committee sets the day-to-day operating guidelines, approves strategies affecting net interest income and coordinates activities within policy limits established by the Board of Directors. A key objective of the asset/liability management program is to quantify, monitor and manage interest rate risk and to assist Management in maintaining stability in the net interest margin under varying interest rate environments.

Market/Interest Rate Risk Management
         The primary purpose in managing interest rate risk is to effectively invest capital and preserve the value created by the core banking business. This is accomplished through the development and implementation of lending, funding, pricing, and hedging strategies designed to maximize net interest income performance under varying interest rate environments subject to specific liquidity and interest rate risk guidelines. The primary tool utilized by the Asset/Liability Committee is a modeling system that provides information used to evaluate exposure to interest rate risk, project earnings and manage balance sheet growth. This modeling system utilizes the following scenarios in order to give Management a method of evaluating Trustmark's interest rate, basis and prepayment risk under different conditions:

o        Rate shocked scenarios of up-and-down 100, 200 and 300 basis points.
o Yield curve twist of +/- 2 standard deviations of the change in spread of the three-month Treasury bill and the 10-year Treasury note yields.
o Basis risk scenarios where federal funds/LIBOR spread widens and tightens to the high and low spread determined by using 2 standard deviations.
o Prepayment risk scenarios where projected prepayment speeds in up-and-down 200 basis point rate scenarios are compared to current projected prepayment speeds.

         A static gap analysis is a tool used mainly for interest rate risk measurement, which highlights significant short-term repricing volume mismatches. Management's assumptions related to the prepayment of certain loans and securities as well as the maturity for rate sensitive assets and liabilities are utilized for sensitivity static gap analysis. At December 31, 2000, the balance sheet was liability-sensitive to interest rate movements with $1.0 billion more liabilities than assets scheduled to reprice within three months and $1.2 billion scheduled to reprice within one year. At December 31, 2000, Trustmark's static gap analysis indicates that net interest income would benefit from decreases in market interest rates.
         The static gap analysis does not fully capture the impact of interest rate movements on interest sensitive assets and liabilities. The interest rate sensitivity tables that follow provide additional information about Trustmark's financial instruments that are sensitive to changes in interest rates. The quantitative information about market risk is limited because it does not take into account operating transactions or anticipated hedging instruments. Also, the tabular disclosure of Trustmark's market risk is limited by its failure to accurately depict the effect on assumptions of significant changes in the economy or interest rates as well as changes in Management's expectations or intentions. The information in the following interest rate sensitivity tables reflects contractual interest rate repricing dates and contractual maturity (including principal amortization) dates except where altered by the following assumptions:

o The scheduled maturities of mortgage-backed securities and CMOs are adjusted by the industry dealer prepayment speed for various coupon segments of the portfolio.
o Principal repayments of loans (other than residential mortgages) and early withdrawals of deposits include assumptions based on Management's experience and judgment.
o Changes in prepayment behavior of the residential mortgage portfolio are based on the current patterns of comparable mortgage-backed securities.
o For indeterminate maturity deposit products (money market, NOW and savings accounts), the tables present principal cash flows based on Trustmark's historical experience, Management's judgment and statistical analysis, as applicable, concerning their most likely withdrawal behaviors.
o Weighted average floating rates are based on the rate for that product as of December 31, 2000 and 1999.

INTEREST RATE SENSITIVITY TABLE
December 31, 2000
($ in thousands)

                                                                                                                          Estimated
                                   2001         2002        2003        2004        2005      Thereafter      Total       Fair Value
                                ----------    --------    --------    --------    --------    ----------    ----------    ----------
Loans, net
  Fixed Rate                    $1,043,430    $560,428    $431,171    $305,215    $204,149    $  416,673    $2,961,066    $2,936,979
   Average Int Rate                   8.55%       8.45%       8.61%       7.94%       8.10%         7.42%         8.08%
  Floating Rate                 $  545,097    $ 89,621    $ 61,635    $ 47,246    $ 72,702    $  300,716    $1,117,017    $1,118,668
   Average Int Rate                   8.67%       7.97%       7.95%       7.32%       7.27%         6.21%         7.76%
Investment securities
  Fixed Rate                    $  553,415    $296,444    $250,882    $275,089    $215,130    $  483,198    $2,074,158    $2,090,147
   Average Int Rate                   6.38%       6.68%       6.87%       6.92%       6.88%         6.76%         6.70%
  Floating Rate                 $      291    $  2,107    $ 11,784    $ 13,207    $ 11,464    $   13,077    $   51,930    $   51,930
   Average Int Rate                   6.56%       6.67%       6.58%       6.57%       6.56%         6.56%         6.57%
Other earning assets
  Floating Rate                 $   47,849           -           -           -           -             -    $   47,849    $   47,849
   Average Int Rate                   6.61%          -           -           -           -             -          6.61%
Interest-bearing deposits
  Fixed Rate                    $1,408,233    $279,511    $ 49,590    $ 15,954    $ 28,456    $      220    $1,781,964    $1,790,396
   Average Int Rate                   5.74%       6.21%       5.96%       5.55%       6.85%         7.02%         5.83%
  Floating Rate                 $  501,373    $221,891    $221,891    $139,756    $139,756    $   99,091    $1,323,758    $1,323,758
   Average Int Rate                   3.54%       2.16%       2.16%       2.16%       2.16%         1.52%         2.63%
Other int-bearing
    liabilities
  Fixed Rate                    $  207,964           -           -           -           -             -    $  207,964    $  207,964
   Average Int Rate                   6.53%          -           -           -           -             -          6.53%
  Floating Rate                 $1,930,013           -           -           -           -             -    $1,930,013    $1,930,013
   Average Int Rate                   6.21%          -           -           -           -             -          6.21%

INTEREST RATE SENSITIVITY TABLE
December 31, 1999
($ in thousands)

                                                                                                                          Estimated
                                   2000         2001        2002        2003        2004      Thereafter      Total       Fair Value
                                ----------    --------    --------    --------    --------    ----------    ----------    ----------
Loans, net
  Fixed Rate                    $1,025,875    $553,845    $404,397    $277,108    $223,853    $  462,327    $2,947,405    $2,923,391
   Average Int Rate                   8.19%       8.16%       8.29%       7.68%       7.66%         7.27%         7.97%
  Floating Rate                 $  502,952    $ 72,419    $ 60,911    $ 49,210    $ 44,334    $  271,854    $1,001,680    $1,001,486
   Average Int Rate                   8.30%       8.62%       8.31%       7.64%       7.80%         7.59%         8.10%
Investment securities
  Fixed Rate                    $  296,591    $487,489    $341,812    $178,894    $197,500    $  569,652    $2,071,938    $2,055,588
   Average Int Rate                   6.04%       6.36%       6.35%       6.39%       6.57%         6.59%         6.40%
  Floating Rate                 $   50,374    $    336    $  2,677    $ 11,827    $ 12,420    $   24,629    $  102,263    $  102,263
   Average Int Rate                   5.97%       5.91%       6.75%       6.88%       6.89%         6.88%         6.43%
Other earning assets
  Floating Rate                 $   29,599           -           -           -           -             -    $   29,599    $   29,599
   Average Int Rate                   5.54%          -           -           -           -             -         5.54%
Interest-bearing deposits
  Fixed Rate                    $1,241,393    $367,737    $ 91,699    $ 17,052    $ 15,001    $      314    $1,733,196    $1,734,142
   Average Int Rate                   4.95%       5.12%       5.76%       5.22%       5.49%         6.90%         5.04%
  Floating Rate                 $  464,630    $235,405    $235,405    $147,154    $147,154    $  101,202    $1,330,950    $1,330,950
   Average Int Rate                   2.68%       1.95%       1.95%       1.96%       1.96%         1.35%         2.16%
Other int-bearing
    liabilities
  Fixed Rate                    $  368,024           -           -           -           -             -    $  368,024    $  368,024
   Average Int Rate                   5.66%          -           -           -           -             -         5.66%
  Floating Rate                 $1,668,745    $ 73,675           -           -           -             -    $1,742,420    $1,742,420
   Average Int Rate                   5.22%       4.61%          -           -           -             -         5.19%

         Trustmark uses derivatives to hedge interest rate exposures by mitigating the interest rate risk of mortgage loans held for sale and mortgage loans in process. Trustmark regularly enters into derivative financial instruments in the form of forward contracts, as part of its normal asset/liability management strategies. Forward contracts, a type of derivative financial instrument, are agreements to purchase or sell securities or other money market instruments at a future specified date at a specified price or yield. Trustmark's obligations under forward contracts consist of commitments to deliver mortgage loans, originated and/or purchased, in the secondary market at a future date.
         During 2000, Trustmark began a strategy that utilizes caps and floors, which will be implemented over time. Trustmark purchased a 5-year cap contract in a notional amount of $100 million and a 5-year floor contract in a notional amount of $100 million. The intent of utilizing these financial instruments is to reduce the risk associated with the effects of significant movements in interest rates. Caps and floors, which are not designated as hedging instruments, are options that are linked to a notional principal amount and an underlying indexed interest rate. Exposure to loss on these options will increase or decrease as interest rates fluctuate.

Liquidity
         Trustmark's goal is to maintain an adequate liquidity position to satisfy the cash flow requirements of depositors and borrowers while meeting the cash flow needs which Trustmark requires for growth. The Asset/Liability
Committee establishes guidelines by which the current liquidity position is monitored to ensure adequate funding capacity. This is accomplished through the active management of both the asset and liability sides of the balance sheet and by maintaining accessibility to local, regional and national funding sources. The ability to maintain consistent earnings and adequate capital also enhances Trustmark's liquidity.

BUSINESS COMBINATIONS
         Trustmark seeks to increase shareholder value and diversify products and services through selective acquisitions of other financial services companies that provide banking, investment and insurance solutions.
         On December 13, 2000, Trustmark announced its first interstate acquisition by entering into a definitive agreement to acquire Barret Bancorp, Inc. (Barret) headquartered in Millington, Tennessee. This affiliation with Barret provides Trustmark with an opportunity to move into a new market that is contiguous with existing operations in Desoto County. With assets of $516 million, Barret is the holding company for Peoples Bank in Millington, Tennessee, and Somerville Bank and Trust Company in Somerville, Tennessee, which collectively have 13 offices serving the greater Memphis, Tennessee area. Trustmark will pay $102.4 million in the transaction, which will be divided equally between cash and common stock, and will be accounted for under the purchase method of accounting. The acquisition is subject to the approval of Barret shareholders and regulatory authorities and is expected to be completed in the second quarter of 2001.
         In April 1999, Trustmark completed its acquisition of the Dan Bottrell Agency, Inc., an independent insurance agency located in Jackson, Mississippi, with $9 million in total assets. This transaction has been accounted for as a purchase business combination. The results of operations, which are not material, have been included in the financial statements from the merger date.
         In March 1998, Smith County Bank in Taylorsville, Mississippi, was merged with Trustmark. This purchase business combination added $98 million in total assets, including $44 million in net loans and $88 million in total deposits at the merger date.