Form 10-K, Exhibit 13
period 2001-12-31
TRUSTMARK CORP
filed 2002-03-25
CIK 36146

Exhibit 13

                    Report of Independent Public Accountants

To the Board of Directors and Shareholders of Trustmark Corporation:

We have audited the accompanying consolidated balance sheets of Trustmark Corporation (a Mississippi corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of Trustmark's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trustmark Corporation and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

As explained in Notes 1 and 4 to the financial statements, effective January 1, 2000, the company changed its method of accounting for derivative instruments and hedging activities as required by Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended.

/s/ Arthur Andersen LLP
-----------------------
Arthur Andersen LLP

Jackson, Mississippi
January 8, 2002

Trustmark Corporation and Subsidiaries
Consolidated Balance Sheets
($ in thousands)

                                                                        December 31,
                                                              -------------------------------
                                                                   2001              2000
                                                              -------------     -------------
Assets
Cash and due from banks (noninterest-bearing)                 $     328,779     $     298,651
Federal funds sold and securities purchased
    under reverse repurchase agreements                             137,521            47,849
Trading account securities                                                -               990
Securities available for sale (at fair value)                     1,061,495         1,119,643
Securities held to maturity (fair value: $820,917 - 2001;
     $1,021,444 - 2000)                                             792,052         1,005,455
Loans                                                             4,524,366         4,143,933
Less allowance for loan losses                                       75,534            65,850
                                                              -------------     -------------
     Net loans                                                    4,448,832         4,078,083
Premises and equipment                                               97,158            80,692
Intangible assets                                                   116,691            66,381
Other assets                                                        197,811           189,244
                                                              -------------     -------------
     Total Assets                                             $   7,180,339     $   6,886,988
                                                              =============     =============

Liabilities
Deposits:
     Noninterest-bearing                                      $   1,167,437     $     952,696
     Interest-bearing                                             3,445,928         3,105,722
                                                              -------------     -------------
         Total deposits                                           4,613,365         4,058,418
Federal funds purchased                                             235,781           435,262
Securities sold under repurchase agreements                         801,725           819,751
Short-term borrowings                                               558,687           632,964
Long-term FHLB advances                                             225,000           250,000
Other liabilities                                                    60,337            60,952
                                                              -------------     -------------
     Total Liabilities                                            6,494,895         6,257,347

Commitments and Contingencies

Shareholders' Equity
Common stock, no par value:
     Authorized: 250,000,000 shares
     Issued and outstanding: 63,705,671 shares - 2001;
         64,755,022 shares - 2000                                    13,273            13,491
Capital surplus                                                      66,083            94,229
Retained earnings                                                   587,387           512,107
Accumulated other comprehensive income,
     net of tax                                                      18,701             9,814
                                                              -------------     -------------
     Total Shareholders' Equity                                     685,444           629,641
                                                              -------------     -------------
     Total Liabilities and Shareholders' Equity               $   7,180,339     $   6,886,988
                                                              =============     =============

See notes to consolidated financial statements.

Trustmark Corporation and Subsidiaries
Consolidated Statements of Income
($ in thousands except per share data)

                                                                          Years Ended December 31,
                                                                 -----------------------------------------
                                                                     2001           2000           1999
                                                                 -----------    -----------    -----------
Interest Income
Interest and fees on loans                                       $   342,483    $   345,159    $   313,251
Interest on securities:
     Taxable                                                         123,971        133,742        120,810
     Tax exempt                                                        9,463          7,703          6,531
Interest on federal funds sold and securities purchased
     under reverse repurchase agreements                                 921          2,155          7,917
Other interest income                                                    982              -              -
                                                                 -----------    -----------    -----------
     Total Interest Income                                           477,820        488,759        448,509

Interest Expense
Interest on deposits                                                 126,356        126,329        106,751
Interest on federal funds purchased and securities
     sold under repurchase agreements                                 42,390         68,618         70,847
Other interest expense                                                40,496         60,249         27,481
                                                                 -----------    -----------    -----------
     Total Interest Expense                                          209,242        255,196        205,079
                                                                 -----------    -----------    -----------
Net Interest Income                                                  268,578        233,563        243,430
Provision for loan losses                                             13,200         10,401          9,072
                                                                 -----------    -----------    -----------
Net Interest Income After Provision
     for Loan Losses                                                 255,378        223,162        234,358

Noninterest Income
Service charges on deposit accounts                                   46,769         41,883         37,949
Other account charges, fees and commissions                           36,771         37,255         32,209
Mortgage servicing fees                                               16,920         14,781         14,358
Trust service income                                                  13,760         15,055         14,332
Securities gains (losses)                                              2,448          9,388         (1,358)
Gains on sales of loans                                                9,163          2,978          2,367
Other income                                                           6,159          3,200          2,086
                                                                 -----------    -----------    -----------
     Total Noninterest Income                                        131,990        124,540        101,943

Noninterest Expense
Salaries and employee benefits                                       110,540        100,253         98,705
Net occupancy - premises                                              11,576         10,404         10,323
Equipment expense                                                     15,651         15,511         14,702
Services and fees                                                     30,098         26,216         25,981
Amortization of intangible assets                                     14,129          8,618         10,222
Loan expense                                                          11,234          8,570          8,867
Other expense                                                         22,713         19,805         18,271
                                                                 -----------    -----------    -----------
     Total Noninterest Expense                                       215,941        189,377        187,071
                                                                 -----------    -----------    -----------
Income Before Income Taxes and Cumulative Effect
     of a Change in Accounting Principle                             171,427        158,325        149,230
Income taxes                                                          60,146         54,124         51,236
                                                                 -----------    -----------    -----------
Income Before Cumulative Effect of a Change in
     Accounting Principle                                            111,281        104,201         97,994
Cumulative effect of a change in accounting principle, net of tax          -         (2,464)             -
                                                                 -----------    -----------    -----------
Net Income                                                       $   111,281    $   101,737    $    97,994
                                                                 ===========    ===========    ===========

Earnings Per Share
Basic and diluted earnings per share before cumulative
     effect of a change in accounting principle                  $      1.72    $      1.53    $      1.36
Cumulative effect of a change in accounting principle, net of tax          -          (0.03)             -
                                                                 -----------    -----------    -----------
Earnings Per Share - Basic and Diluted                           $      1.72    $      1.50    $      1.36
                                                                 ============   ===========    ===========

See notes to consolidated financial statements.

Trustmark  Corporation  and Subsidiaries
Consolidated Statements of Changes in Shareholders' Equity
($ in thousands except per share data)

                                                             Common Stock                                 Accumulated
                                                        ----------------------                               Other
                                                           Shares                 Capital    Retained    Comprehensive
                                                        Outstanding    Amount     Surplus    Earnings        Income         Total
                                                        -----------   --------   ---------   ---------   -------------   ----------
Balance, January 1, 1999                                 72,531,636   $ 15,111   $ 241,155   $ 378,567   $      17,043   $  651,876
Comprehensive income:
     Net income per consolidated statements of income             -          -           -      97,994               -       97,994
     Net change in unrealized gains on
       securities available for sale, net of tax                  -          -           -           -         (14,679)     (14,679)
                                                                                                                         ----------
          Comprehensive income                                    -          -           -           -               -       83,315
Cash dividends paid ($0.44 per share)                             -          -           -     (31,562)              -      (31,562)
Common stock issued in business combination                 857,628        179      18,740           -               -       18,919
Common stock issued, long-term incentive plan                17,379          4        (165)          -               -         (161)
Repurchase and retirement of common stock                (2,982,650)      (622)    (66,009)          -               -      (66,631)
                                                        -----------   --------   ---------   ---------   -------------   ----------
Balance, December 31, 1999                               70,423,993     14,672     193,721     444,999           2,364      655,756
Comprehensive income:
     Net income per consolidated statements of income             -          -           -     101,737               -      101,737
     Net change in unrealized gains on
       securities available for sale, net of tax                  -          -           -           -           7,922        7,922
     Net change in accumulated net losses on cash flow
       hedges, net of tax                                         -          -           -           -            (472)        (472)
                                                                                                                         ----------
          Comprehensive income                                    -          -           -           -               -      109,187
Cash dividends paid ($0.51 per share)                             -          -           -     (34,629)              -      (34,629)
Repurchase and retirement of common stock                (5,668,971)    (1,181)    (99,492)          -               -     (100,673)
                                                        -----------   ---------  ---------   ---------   -------------   ----------
Balance, December 31, 2000                               64,755,022     13,491      94,229     512,107           9,814      629,641
Comprehensive income:
     Net income per consolidated statements of income             -          -           -     111,281               -      111,281
     Net change in unrealized gains on
       securities available for sale, net of tax                  -          -           -           -           7,610        7,610
     Net change in accumulated net gains on cash flow
       hedges, net of tax                                         -          -           -           -           1,277        1,277
                                                                                                                         ----------
          Comprehensive income                                    -          -           -           -               -      120,168
Cash dividends paid ($0.56 per share)                             -          -           -     (36,001)              -      (36,001)
Common stock issued in business combination               2,405,630        501      45,521           -               -       46,022
Common stock issued, long-term incentive plan                   620          -          (8)          -               -           (8)
Repurchase and retirement of common stock                (3,455,601)      (719)    (73,659)          -               -      (74,378)
                                                        -----------   --------   ---------   ---------   -------------   ----------
Balance, December 31, 2001                               63,705,671   $ 13,273   $  66,083   $ 587,387   $      18,701   $  685,444
                                                        ===========   ========   =========   =========   =============   ==========

See notes to consolidated financial statements.

Trustmark Corporation and Subsidiaries
Consolidated Statements of Cash Flows
($ in thousands)

                                                                                       Years Ended December 31,
                                                                               -------------------------------------
                                                                                 2001          2000          1999
                                                                               ---------     ---------     ---------
Operating Activities
Net income                                                                     $ 111,281     $ 101,737     $  97,994
Adjustments to reconcile net income to net cash provided
     by operating activities:
        Provision for loan losses                                                 13,200        10,401         9,072
        Depreciation and amortization                                             26,864        20,909        21,213
        Net amortization (accretion) of securities                                   785        (2,396)          480
        Securities (gains) losses                                                 (2,448)       (9,388)        1,358
        Net gains on sales of loans                                               (9,163)       (2,978)       (2,367)
        Deferred income tax provision                                              3,111         2,469         1,388
        Cumulative effect of a change in accounting principle                          -         3,820             -
        Net decrease (increase) in loans held for sale                           135,566      (205,829)      104,318
        Proceeds from sales of trading securities                                    990       130,575         1,048
        Purchases of trading securities                                                -          (990)            -
        Net increase in intangible assets                                        (25,037)       (9,936)      (11,485)
        Net increase in other assets                                              (8,902)      (37,022)       (4,366)
        Net (decrease) increase in other liabilities                              (5,916)        7,779        (2,119)
        Other operating activities, net                                            2,532           442           (32)
                                                                               ---------     ---------     ---------
Net cash provided by operating activities                                        242,863         9,593       216,502

Investing Activities
Proceeds from calls and maturities of securities held to maturity                216,611       200,389        376,590
Proceeds from calls and maturities of securities available for sale              573,765       149,217         82,029
Proceeds from sales of securities available for sale                              14,700       144,726         49,064
Purchases of securities held to maturity                                               -      (193,095)      (596,480)
Purchases of securities available for sale                                      (407,796)     (362,571)      (164,504)
Net (increase) decrease in federal funds sold and securities
     purchased under reverse repurchase agreements                               (31,368)      (18,250)       156,020
Net (increase) decrease in loans                                                 (67,359)       69,408       (423,940)
Purchases of premises and equipment                                              (12,892)      (10,817)       (19,229)
Proceeds from sales of premises and equipment                                        123           209            579
Proceeds from sales of other real estate                                           3,676         4,032          2,040
Net cash (paid) received in business combinations                                (62,739)            -          6,358
                                                                               ---------     ---------     ----------
Net cash provided (used) by investing activities                                 226,721       (16,752)      (531,473)

Financing Activities
Net increase (decrease) in deposits                                                7,781       133,622        (21,601)
Net (decrease) increase in federal funds purchased and securities sold
     under repurchase agreements                                                (229,657)     (122,407)        58,875
Net (decrease) increase in other short-term borrowings                          (332,193)     (100,060)       343,481
Proceeds from long-term FHLB advances                                            225,000       250,000              -
Cash dividends                                                                   (36,001)      (34,629)       (31,562)
Common stock transactions, net                                                   (74,386)     (100,673)       (66,792)
                                                                               ---------     ---------     ----------
Net cash (used) provided by financing activities                                (439,456)       25,853        282,401
                                                                               ---------     ---------     ----------
Increase (decrease) in cash and cash equivalents                                  30,128        18,694        (32,570)
Cash and cash equivalents at beginning of year                                   298,651       279,957        312,527
                                                                               ---------     ---------     ----------
Cash and cash equivalents at end of year                                       $ 328,779     $ 298,651     $  279,957
                                                                               =========     =========     ==========

See notes to consolidated financial statements.

NOTE 1 - BUSINESS, BASIS OF FINANCIAL STATEMENT PRESENTATION, ACCOUNTING POLICIES AND RECENT PRONOUNCEMENTS

BUSINESS

Trustmark Corporation (Trustmark) is a bank holding company headquartered in Jackson, Mississippi. Trustmark provides a broad array of banking, investment and insurance products and services through over 150 offices in Mississippi and Tennessee.

BASIS OF FINANCIAL STATEMENT PRESENTATION

The consolidated financial statements include the amounts of Trustmark and its wholly-owned bank subsidiaries, Trustmark National Bank (TNB) and Somerville Bank & Trust Company. All intercompany accounts and transactions have been eliminated in consolidation.

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States. Management is required to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of mortgage servicing rights and the valuation of other real estate owned.

Certain reclassifications have been made to prior periods to conform to the current year presentation.

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

Securities not classified as held to maturity are classified as available for sale and are stated at fair value. Unrealized gains and losses, net of tax, on these securities are recorded in shareholders' equity as accumulated other comprehensive income. Securities classified as available for sale include securities that may be used as part of the asset/liability strategy or that may be sold in response to interest rate movements, liquidity needs, changes in prepayment expectations or for other business purposes.

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

Loans

Loans are stated at the amount of unpaid principal, adjusted for the net amount of direct costs and nonrefundable loan fees associated with lending. The net amount of nonrefundable loan origination fees and direct costs associated with the lending process, including commitment fees, is deferred and accreted to interest income over the lives of the loans using a method that approximates the interest method. Interest on loans is accrued and recorded as interest income based on the outstanding principal balance.

Mortgage loans held for sale in the secondary market are carried at the lower of cost or estimated fair value on an aggregate basis. These loans are primarily first-lien mortgage loans originated by Trustmark's mortgage lenders as well as loans purchased from correspondent mortgage companies. Any declines in estimated fair value below the cost basis of mortgages held for sale are recognized through a valuation allowance and charged to income at the time they are discovered.

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

A loan is considered impaired when, based on current information and events, it is probable that Trustmark will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Loans classified as non-accrual, excluding residential mortgages, consumer and other homogeneous loans, meet the criteria to be considered as impaired loans. Specific allowances for impaired loans are based on comparisons of the recorded carrying values of the loans to the present value of these loans' estimated cash flows at each loan's original effective interest rate, the fair value of the collateral or the loans' observable market prices. The policy for recognizing income on impaired loans is consistent with the nonaccrual policy.

Allowance for Loan Losses

The allowance for loan losses is established through provisions for estimated loan losses charged against earnings. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is maintained at a level believed adequate by Management to absorb estimated probable loan losses. Management's periodic evaluation of the adequacy of the allowance is based on identified loan impairments, Trustmark's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay (including the timing of future payments), the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective, as it requires material estimates, including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is charged to expense over the estimated useful lives of the assets. Leasehold improvements are amortized over the terms of the respective leases, or the estimated useful lives of the improvements, whichever is shorter. Depreciation and amortization expenses are computed using both straight-line and accelerated methods. Trustmark continually evaluates whether events and circumstances have occurred that indicate that such long-lived assets have been impaired. Measurement of any impairment of such long-lived assets is based on those assets' fair values and is recognized through a valuation allowance with the resulting charge recorded as a loss. There were no impairment losses recorded during 2001, 2000 or 1999.

Intangible Assets

Core deposit intangibles represent the net present value of the future economic benefits related to the use of deposits purchased and are amortized on a straight-line basis up to fifteen years. At December 31, 2001 and 2000, net core deposit intangibles totaled $22.2 million and $11.3 million, respectively. Amortization expense related to core deposit intangibles was $2.6 million in
2001, $2.6 million in 2000 and $3.5 million in 1999. The results of straight-line amortization are not materially different from an accelerated method.

Goodwill is the excess cost over the fair value of net assets of acquired businesses and is amortized on a straight-line basis up to twenty years. At December 31, 2001 and 2000, goodwill totaled $41.0 million and $11.9 million, respectively. The related amortization expense totaled $1.3 million in 2001, $899 thousand in 2000 and $674 thousand in 1999. See "Recent Pronouncements" for related discussion.

Mortgage servicing rights are rights to service mortgage loans for others whether the loans were acquired through the purchase or origination of the loans. The cost of mortgage servicing rights is amortized in proportion to and over the period of estimated net servicing income. At December 31, 2001 and 2000, the carrying value of mortgage servicing rights was $53.5 million and $43.2 million, respectively, with estimated fair value of $53.5 million and $56.3 million, respectively. Mortgage servicing rights recognized were $20.5 million during 2001 and $8.4 million during 2000. Amortization expense related to these mortgage servicing rights was $8.2 million in 2001, $5.1 million in 2000 and $6.1 million in 1999.

Measurement of impairment for core deposit intangibles and goodwill is based on those assets' estimated fair values and is recognized through a valuation allowance with the resulting charge included in noninterest expense. There were no impairment losses recognized on core deposit intangibles or goodwill during 2001, 2000 or 1999. Mortgage servicing rights are measured for impairment by estimating their fair values utilizing discounted cash flows, stratified based on product types and interest rate bands. At December 31, 2001, a valuation allowance of $2.0 million was netted against mortgage servicing rights on the consolidated balance sheet. The $2.0 million impairment loss was included in noninterest expense as amortization of intangibles. No valuation allowance or impairment loss for mortgage servicing rights has been recognized in any other year presented.

Other Real Estate Owned

Other real estate owned includes assets that have been acquired in satisfaction of debt through foreclosure. Other real estate owned is reported in other assets and is recorded at the lower of cost or estimated fair value less the estimated cost of disposition. Valuation adjustments required at foreclosure are charged to the allowance for loan losses. Subsequent to foreclosure, losses on the periodic revaluation of the property are charged to current period earnings as other expenses. Costs of operating and maintaining the properties, net of related income and gains (losses) on their disposition, are charged to other expense as incurred. Improvements made to properties are capitalized if the expenditures are expected to be recovered upon the sale of the property.

Derivative Financial Instruments

Trustmark utilizes various derivative financial instruments as part of its risk management strategy and as a means to meet customers' needs. These instruments are subject to credit and market risks that are not reflected on the balance sheet. Credit risk represents the maximum potential loss due to possible non-performance by obligors and counterparties under the terms of contracts. Market risk represents the potential loss due to the decrease in the value of a financial instrument caused primarily by changes in interest rates, prepayment speeds or the prices of debt instruments. On January 1, 2000, Trustmark adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. Trustmark uses derivatives in the form of forward contracts, which are designated as cash flow hedges to mitigate interest rate exposures related to mortgage loans held for sale and mortgage loans in process as part of its normal asset/liability management strategies.

Forward contracts are agreements to purchase or sell securities or other money market instruments at a future specified date at a specified price or yield.
Trustmark's obligations under forward contracts consist of commitments to deliver mortgage loans, originated and/or purchased, in the secondary market at a future date into mortgage-backed securities. Unrealized gains or losses on these forward contracts are recorded in accumulated other comprehensive income, net of tax. Realized gains and losses on forward contracts and the sale of mortgage loans in the secondary market are recorded upon the settlement of the related forward contract and included in other income. As all of Trustmark's cash flow hedges are determined to be effective, no gains or losses related to ineffective portions of these hedges have been recognized in the results of operations for the three year period ended December 31, 2001. The ineffective portions of these hedges are immaterial.

Interest rate caps and floors are options that are linked to a notional principal amount and an underlying indexed interest rate. Exposure to loss on all interest rate contracts will increase or decrease as interest rates fluctuate. These derivatives, which are not designated as hedges, are carried at their current fair value, with changes in value recognized currently in earnings as other income. When a particular cap or floor hits its strike price, a cash payment is received and included in other interest income. For these types of instruments, cash requirements and exposure to credit risk are significantly less than the notional value.

Trustmark  enters  into  fixed  and  variable  rate  residential  mortgage  loan commitments with customers, commonly referred to as interest rate lock commitments (rate locks). While the principal amount of the commitments under these rate locks is not recorded on Trustmark's balance sheet, the fair value of these contracts is recorded in the financial statements with changes in fair value recorded in current period earnings as noninterest income. As of December 31, 2001, the nominal value and fair value of these commitments were $50.8 million and $146 thousand, respectively. The market value adjustment related to these commitments was immaterial to Trustmark's financial statements.

Income Taxes

Trustmark accounts for deferred income taxes using the liability method. Deferred tax assets and liabilities are based on the temporary differences between the financial statement carrying amounts and tax bases of Trustmark's assets and liabilities. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled.

Stock-Based Compensation

Trustmark applies Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees." Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of Trustmark's stock at the date of grant over the amount an employee must pay to acquire the stock. SFAS No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require, adoption of a fair value method of accounting for employee stock-based compensation plans. Trustmark follows the pro forma disclosure provision of SFAS No. 123 as disclosed in Note 11 - Employee Benefit Plans.

Statements of Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and amounts due from banks. Trustmark paid income taxes approximating $55.6 million in 2001, $49.7 million in 2000 and $52.3 million in 1999. Interest paid on deposit liabilities and other borrowings approximated $222.9 million in 2001, $249.6 million in 2000, and $206.0 million in 1999. For the years ended December 31, 2001, 2000 and 1999, noncash transfers from loans to foreclosed properties were $5.2 million, $4.2 million and $2.1 million, respectively. Assets acquired as a result of the Nashoba business combination totaled $163 million, while liabilities assumed totaled $151 million. Assets acquired as a result of the Barret business combination totaled $508 million, while liabilities assumed totaled $422 million. During 2001, $250 million of long-term Federal Home Loan Bank (FHLB) advances were transferred to short-term borrowings.

Per Share Data

Basic earnings per share (EPS) are computed by dividing net income by the weighted average shares of common stock outstanding. Diluted EPS is computed by dividing net income by the weighted average shares of common stock outstanding, adjusted for the effect of potential dilutive stock options outstanding during the period. The following table reflects weighted average shares used to calculate basic and diluted EPS for the periods presented:

                                                  Years Ended December 31,
                                            ------------------------------------
                                               2001        2000         1999
                                            ----------   ----------   ----------
    Basic shares                            64,755,382   67,884,854   71,876,261
    Dilutive shares (due to stock options)     121,323       44,105       44,947
                                            ----------   ----------   ----------
    Diluted shares                          64,876,705   67,928,959   71,921,208
                                            ==========   ==========   ==========

RECENT PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations." SFAS No. 141 addresses financial accounting and reporting for business combinations and supersedes APB Opinion No. 16, "Business Combinations" and SFAS No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises." This statement eliminates the pooling of interests method for accounting for business combinations and requires intangible assets that meet certain criteria be reported separately from goodwill. The provisions of this statement apply to all business combinations initiated after June 30, 2001. Trustmark applied the provisions of this statement to its combination with Nashoba Bancshares, Inc. during the fourth quarter of 2001. For further discussion, see Note 2 - Business Combinations.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." This statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, "Intangible Assets." This statement requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. This statement also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and also be reviewed for impairment. Impairment losses resulting from the initial application of this statement are to be reported as a change in accounting principle. This statement is effective for fiscal years beginning after December 15, 2001, and must be applied to all goodwill and other intangible assets recognized in the financial statements. Trustmark adopted this statement effective January 1, 2002, without any impairment losses recognized.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" for the disposal of a segment of a business. This statement also amends Accounting Research Bulletin No. 51, "Consolidated
Financial Statements." SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early application encouraged. The effects of this statement did not have a material impact on Trustmark's consolidated financial position or results of operations upon adoption on January 1, 2002.

NOTE 2 - BUSINESS COMBINATIONS

On December 14, 2001, Nashoba Bancshares, Inc. (Nashoba) in Germantown, Tennessee, was merged with Trustmark in a business combination accounted for by the purchase method of accounting. Nashoba was the holding company for Nashoba Bank and at the merger date, Nashoba had $10 million in securities, $147 million in total loans, $163 million in total assets and $132 million in total deposits. The shareholders of Nashoba received $28 million in cash in connection with the merger. Excess cost over tangible net assets acquired equaled $17 million of which $3 million and $14 million have been allocated to core deposits and goodwill, respectively.

On April 6, 2001, Barret Bancorp, Inc. (Barret) in Barretville, Tennessee, was merged with Trustmark in a business combination accounted for by the purchase method of accounting. Barret was the holding company for Peoples Bank in Barretville, Tennessee and Somerville Bank & Trust Company in Somerville, Tennessee. At the merger date, Barret had $104 million in securities, $307 million in total loans, $508 million in total assets and $414 million in total deposits. The shareholders of Barret received approximately 2.4 million shares of Trustmark's common stock along with $51 million in cash. Excess cost over tangible net assets acquired equaled $27 million of which $11 million and $16 million have been allocated to core deposits and goodwill, respectively.

On April 9, 1999, Trustmark acquired the Dan Bottrell Agency, Inc. (Bottrell), an independent insurance agency located in Jackson, Mississippi, with approximately $9 million in total assets. This transaction was accounted for as a purchase business combination. Trustmark issued approximately 858 thousand shares of common stock in exchange for all of the issued and outstanding common stock of Bottrell. Excess cost over tangible net assets acquired equaled $13 million and has been allocated to goodwill.

Trustmark's financial statements include the results of operations for the above purchase business combinations from the respective merger dates. The pro forma impact of these acquisitions on Trustmark's results of operations is insignificant.

NOTE 3 - CASH AND DUE FROM BANKS

Trustmark  is required to maintain  average  reserve  balances  with the Federal
Reserve Bank based on a percentage of deposits. The average amounts of those reserves for the years ended December 31, 2001 and 2000, were $4.8 million and $3.4 million, respectively.

NOTE 4 - SECURITIES AVAILABLE FOR SALE AND HELD TO MATURITY

A summary of the amortized cost and estimated fair value of securities available for sale and held to maturity at December 31, 2001 and 2000, follows ($ in thousands):

                                         Securities Available for Sale                        Securities Held to Maturity
                               -------------------------------------------------   -------------------------------------------------
                                              Gross        Gross      Estimated                   Gross        Gross      Estimated
                               Amortized    Unrealized   Unrealized      Fair      Amortized    Unrealized   Unrealized      Fair
                                 Cost         Gains       (Losses)      Value        Cost         Gains       (Losses)      Value
                               ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
2001
----
U.S. Treasury and other U.S.
    Government agencies        $  275,250   $    7,667   $   (1,680)  $  281,237   $        -   $        -   $        -   $        -
Obligations of states and
    political subdivisions         94,271        3,562          (77)      97,756      184,368        5,888          (33)     190,223
Debt securities of foreign
    governments                         -            -            -            -          100            -            -          100
Mortgage-backed securities        616,044       19,156          (18)     635,182      607,584       23,010            -      630,594
Other securities                   46,946          468          (94)      47,320            -            -            -            -
                               ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
           Total               $1,032,511   $   30,853   $   (1,869)  $1,061,495   $  792,052   $   28,898   $      (33)  $  820,917
                               ==========   ==========   ==========   ==========   ==========   ==========   ==========   ==========
2000
----
U.S. Treasury and other U.S.
    Government agencies        $  398,930   $    4,667   $      (17)  $  403,580   $        -   $        -   $        -   $        -
Obligations of states and
    political subdivisions         65,529        2,680          (66)      68,143      229,684        5,313         (325)     234,672
Debt securities of foreign
    governments                         -            -            -            -          100            -            -          100
Mortgage-backed securities        596,884        9,174         (616)     605,442      775,671       12,101       (1,100)     786,672
Other securities                   41,642          933          (97)      42,478            -            -            -            -
                               ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
           Total               $1,102,985   $   17,454   $     (796)  $1,119,643   $1,005,455   $   17,414   $   (1,425)  $1,021,444
                               ==========   ==========   ==========   ==========   ==========   ==========   ==========   ==========

On January 1, 2000, Trustmark adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. As allowed by SFAS No. 133, at the date of initial application of this statement, Trustmark transferred held to maturity securities with an amortized cost of $237.5 million and a market value of $237.8 million into the available for sale category. In addition, Trustmark transferred held to maturity securities with an amortized cost of $135.1 million and a market value of $131.2 million into the trading category. The effect of adopting SFAS No. 133 is shown as a cumulative effect of a change in accounting principle and reduced net income by $2.5 million (net of taxes) during the first quarter of 2000. In order to offset the effect of adopting SFAS No. 133, Trustmark sold available for sale equity securities which resulted in realized gains in the first quarter of $4.6 million or an after tax gain of $2.9 million. These separate transactions allowed Trustmark to reposition the investment portfolio as well as provide additional liquidity for investment opportunities in a potentially higher yielding market environment while having an insignificant impact on consolidated net income during 2000.

Gross gains and losses as a result of calls and dispositions of securities available for sale were $1.5 million and $28 thousand, respectively, in 2001; $9.4 million and $8 thousand, respectively, in 2000; and $40 thousand and $1.4 million, respectively, in 1999.

During 2001, 2000 and 1999, there were no sales of securities held to maturity. Gross gains of $968 thousand, $29 thousand and $2 thousand were realized on calls of these securities during 2001, 2000 and 1999, respectively.

Securities with a carrying value of $1.6 billion and $2.1 billion at December 31, 2001 and 2000, respectively, were pledged to collateralize public deposits and securities sold under agreements to repurchase, and for other purposes as required or per- mitted by law.

The amortized cost and estimated fair value of securities available for sale and held to maturity at December 31, 2001, by con- tractual maturity, are shown below ($ in thousands). Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                             Securities                  Securities
                                         Available for Sale           Held to Maturity
                                       -----------------------     -----------------------
                                                    Estimated                   Estimated
                                       Amortized       Fair        Amortized       Fair
                                          Cost        Value           Cost        Value
                                       ----------   ----------     ----------   ----------
Due in one year or less                $   63,515     $ 64,871     $   16,999   $   17,171
Due after one year through five years     123,585      130,050         59,028       60,811
Due after five years through ten years    169,539      170,371         52,593       54,500
Due after ten years                        59,828       61,021         55,848       57,841
                                       ----------   ----------     ----------   ----------
                                          416,467      426,313        184,468      190,323
Mortgage-backed securities                616,044      635,182        607,584      630,594
                                       ----------   ----------     ----------   ----------
            Total                      $1,032,511   $1,061,495     $  792,052   $  820,917
                                       ==========   ==========     ==========   ==========

NOTE 5 - LOANS

At  December  31,  2001  and  2000,  loans  consisted  of  the  following  ($ in thousands):
                                                        2001            2000
                                                     ----------      ----------
Real estate loans:
     Construction and land development               $  401,744      $  309,532
     Secured by 1-4 family residential properties     1,264,645         994,356
     Secured by nonfarm, nonresidential properties      703,674         602,920
     Loans held for sale                                120,845         256,411
     Other                                              103,305          86,046
Loans to finance agricultural production                 33,509          38,369
Commercial and industrial                               788,982         819,948
Consumer                                                887,273         820,935
Obligations of states and political subdivisions        166,342         164,059
Other loans                                              54,047          51,357
                                                     ----------      ----------
     Loans                                            4,524,366       4,143,933
     Less allowance for loan losses                      75,534          65,850
                                                     ----------      ----------
         Net loans                                   $4,448,832      $4,078,083
                                                     ==========      ==========

Trustmark does not have any loan concentrations other than those reflected in the preceding table which exceed 10% of total loans. At December 31, 2001, Trustmark's geographic loan distribution was concentrated primarily in its Mississippi and Tennessee markets.

Changes in the allowance for loan losses were as follows ($ in thousands):

                                       2001             2000             1999
                                    ---------        ---------        ---------
Balance at January 1                $  65,850        $  65,850        $  66,150
Provision charged to expense           13,200           10,401            9,072
Loans charged off                     (22,698)         (17,398)         (14,986)
Recoveries                              7,604            6,997            5,614
                                    ---------        ---------        ---------
Net charge-offs                       (15,094)         (10,401)          (9,372)
Allowance applicable to loans
    of acquired banks                  11,578                -                -
                                    ---------        ---------        ---------
Balance at December 31              $  75,534        $  65,850        $  65,850
                                    =========        =========        =========

Trustmark makes loans in the normal course of business to certain directors, including their immediate families and companies in which they are principal owners. Such loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons, and do not involve more than the normal risk of collectability at the time of the transaction. At December 31, 2001 and 2000, total loans to these persons were $104.8 million and $102.2 million, respectively. During 2001, $792.4 million of new loan advances were made while repayments were $789.8 million.

At December 31, 2001 and 2000, the carrying amounts of nonaccrual loans were $36.9 million and $16.0 million, respectively. Included in these nonaccrual loans at December 31, 2001 and 2000, are loans that are considered to be impaired, which totaled $28.9 and $13.0 million, respectively. As a result of direct write-downs, the specific allowance related to these impaired loans was not material. The average carrying amounts of impaired loans during 2001 and 2000 were $22.7 million and $12.2 million, respectively. No material amounts of interest income were recognized on impaired loans or nonaccrual loans for each of the years in the three-year period ended December 31, 2001.

NOTE 6 - PREMISES AND EQUIPMENT

At December 31, 2001 and 2000, premises and equipment are summarized as follows ($ in thousands):
                                                      2001               2000
                                                    --------           --------
Land                                                $ 21,302           $ 14,284
Buildings and leasehold improvements                 100,981             90,605
Furniture and equipment                               98,381             92,948
                                                    --------           --------
                                                     220,664            197,837
Less accumulated depreciation and amortization       123,506            117,145
                                                    --------           --------
     Premises and equipment                         $ 97,158           $ 80,692
                                                    ========           ========

NOTE 7 - INTEREST-BEARING DEPOSITS

The aggregate amount of time deposits of $100,000 or more at December 31, 2001, was $547.8 million. The maturities of interest-bearing deposits at December 31, 2001, are presented below ($ in thousands):

2002                                                                 $1,437,231
2003                                                                    245,402
2004                                                                    120,976
2005                                                                     44,182
Thereafter                                                               33,942
                                                                     ----------
   Total time deposits                                                1,881,733
   Interest-bearing deposits with no stated maturity                  1,564,195
                                                                     ----------
     Total interest-bearing deposits                                 $3,445,928
                                                                     ==========

NOTE 8 - SECURITIES SOLD UNDER REPURCHASE AGREEMENTS

At December 31, 2001 and 2000,  the  carrying  values of  securities  sold under
repurchase   agreements,   by  contractual  maturity,  are  shown  below  ($  in
thousands):
                                        2001             2000
                                      --------         --------
Demand                                $481,258         $446,116
In one day                             235,545          219,162
Term up to 30 days                      26,576           44,906
Term of 30 to 90 days                   10,323           26,566
Term of 90 days and over                48,023           83,001
                                      --------         --------
   Total                              $801,725         $819,751
                                      ========         ========

The weighted average interest rates for these repurchase agreements were 1.64% and 5.46% at December 31, 2001 and 2000, respectively. Specific U.S. Treasury and other U.S. Government agencies securities with carrying values of $874 million at December 31, 2001, and $888 million at December 31, 2000, collateralize the repurchase agreements. The fair value of this collateral approximated $897 million at December 31, 2001, and $896 million at December 31, 2000.

NOTE 9 - SHORT-TERM BORROWINGS AND LONG-TERM FEDERAL HOME LOAN BANK ADVANCES

Short-Term Borrowings

Trustmark's short-term borrowings at December 31, 2001 and 2000, are presented below ($ in thousands):
                                                     2001                2000
                                                   ---------         ----------
Term federal funds purchased                       $ 130,000         $  325,000
Federal Home Loan Bank advances                      357,911            250,000
Treasury tax and loan note option account             49,999             38,708
Other                                                 20,777             19,256
                                                   ---------         ----------
   Total                                           $ 558,687         $  632,964
                                                   =========         ==========

At December 31, 2001, term federal funds purchased have been classified as short-term borrowings because they have maturities greater than one day.

Trustmark has received advances from the FHLB, which are classified as short-term and are collateralized by a blanket lien on Trustmark's 1-4 family mortgage loans. These advances mature from January to October 2002 and have floating rates ranging from 2.01% to 2.32%, which are reset quarterly based on the three month LIBOR.

The treasury tax and loan note option account, which is collateralized by a pledge of U.S. Treasury, U.S. Government agencies and state, county and municipal securities as required by the Department of the Treasury, is an open-ended interest- bearing note maintained at the Federal Reserve Bank. Interest is charged at the weekly Federal Funds rate minus 25 basis points.

Long-Term Federal Home Loan Bank Advances

Trustmark has received noncallable advances totaling $225 million at December 31, 2001, and $250 million at December 31, 2000, which are collateralized by a blanket lien on Trustmark's 1-4 family mortgage loans. Advances totaling $50 million mature in 2004, $100 million in 2005 and $75 million in 2006 and have fixed rates ranging from 4.00% to 5.75%. At December 31, 2001, Trustmark had $566.7 million available in unused FHLB advances.

NOTE 10 - INCOME TAXES

The income tax provision included in the statements of income is as follows ($in thousands):
                                                2001         2000         1999
                                              -------      -------      -------
Current
      Federal                                 $49,992      $46,651      $44,463
      State                                     7,043        5,004        5,385
Deferred
      Federal                                   2,782        2,150        1,318
      State                                       329          319           70
                                              -------      -------      -------
          Income tax provision                $60,146      $54,124      $51,236
                                              =======      =======      =======

The income tax provision differs from the amount computed by applying the statutory federal income tax rate of 35% to income before income taxes as a result of the following ($ in thousands):
                                                2001         2000         1999
                                              -------      -------      -------
Income tax computed at statutory tax rate     $59,999      $55,414      $52,231
Tax exempt interest                            (6,384)      (5,548)      (4,810)
Nondeductible interest expense                    703          856          632
State income taxes, net                         7,372        5,323        5,455
Other                                          (1,544)      (1,921)      (2,272)
                                              -------      -------      -------
     Income tax provision                     $60,146      $54,124      $51,236
                                              =======      =======      =======

Temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities give rise to the following net deferred tax assets at December 31, 2001 and 2000, which are included in other assets ($ in thousands):
                                                           2001           2000
                                                         -------        -------
Deferred tax assets
     Allowance for loan losses                           $28,865        $25,047
     Deferred compensation                                 6,572          5,781
     Core deposit intangibles                              1,146          1,615
     Other                                                 3,442          3,180
                                                         -------        -------
           Total gross deferred tax asset                 40,025         35,623

Deferred tax liabilities
     Unrealized security gains and secondary
        marketing gains                                   11,441          6,372
     Pension plan                                            882            797
     Discount accretion on securities                        978          1,306
     Accelerated depreciation and amortization             2,823          1,382
     Capitalized mortgage servicing rights                 3,300          1,728
     Other                                                 7,719          2,103
                                                         -------        -------
           Total gross deferred tax liability             27,143         13,688
                                                         -------        -------
              Net deferred tax asset                     $12,882        $21,935
                                                         =======        =======

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
                                                                December 31,
                                                            -------------------
                                                              2001        2000
                                                            -------     -------
Change in benefit obligation
  Benefit obligation, beginning of year                     $54,822     $48,664
  Service cost                                                3,042       3,028
  Interest cost                                               4,194       3,709
  Actuarial loss                                              4,836       1,541
  Benefit payments                                           (2,196)     (2,120)
  Prior service cost                                           (497)          -
                                                            -------     -------
    Benefit obligation, end of year                          64,201      54,822

Change in plan assets
  Fair value of plan assets, beginning of year               62,185      61,458
  Actual return on plan assets                               (2,874)      2,847
  Employer contributions                                      1,636           -
  Benefit payments                                           (2,196)     (2,120)
                                                            -------     -------
    Fair value of plan assets, end of year                   58,751      62,185
                                                            -------     -------

Funded status of plan assets
  Plan assets (less than) in excess of
    projected benefit obligation                             (5,450)      7,363
  Remaining unrecognized transition asset                      (213)       (577)
  Unrecognized prior service cost                               548       1,307
  Unrecognized net loss (gain)                                7,421      (6,010)
                                                            -------     -------
       Prepaid pension assets recorded in balance sheets    $ 2,306     $ 2,083
                                                            =======     =======

                                                    Years Ended December 31,
                                                 ------------------------------
                                                   2001        2000       1999
                                                 -------     -------    -------
Net periodic pension cost
  Service cost - benefits earned during
    the period                                   $ 3,042     $ 3,028    $ 3,383
  Interest cost on projected benefit obligation    4,194       3,709      3,456
  Expected return on plan assets                  (5,721)     (5,459)    (5,293)
  Amortization of prior service cost                 262         262        262
  Amortization of net obligation at transition      (364)       (363)      (364)
  Recognized net actuarial gain                        -        (436)      (124)
                                                 -------     -------    -------
     Net periodic benefit cost                   $ 1,413     $   741    $ 1,320
                                                 =======     =======    =======

The weighted average discount rate used in determining the actuarial present value of the projected benefit obligation was 7.50% in 2001 and 7.75% in 2000 and 1999. The rate of increase in future compensation was 4.0% for all years presented. The expected long-term rate of return on plan assets was 9.0% for all years presented.

Trustmark does not provide any significant post-retirement or post-employment benefits to its employees other than pension benefits.

Defined Contribution Plans

Trustmark provides its employees with a self directed 401(k) retirement plan which allows employees to contribute a percentage of base pay, within limits provided by the Internal Revenue Code and accompanying regulations, into the plan. During 2001, 2000 and 1999, annual employer contributions of $2.7 million were made to this plan. These contributions exceeded the minimum 3% safe harbor contribution elected by the Board of Directors in each year.

Deferred Compensation Plan

Trustmark provides a deferred compensation plan covering its directors, key executives and senior officers. Participants in the deferred compensation plan can defer a portion of their compensation for payment after retirement. Life insurance contracts have been purchased which may be used to fund payments under the plan. Net expenses related to this plan were $1.6 million in 2001 and $1.0 million in 1999. As a result of death benefits received in 2000, a net gain in the amount of $137 thousand was realized.

Long-Term Incentive Plan

Trustmark's incentive stock plan provides for the granting of incentive stock options and nonqualified stock options. Stock options are granted at a price equal to the market value of the stock at the date of grant and are exercisable for a period not to exceed ten years from the date of grant. The maximum number of shares that can be granted under this plan is 7.0 million shares. The following tables summarize Trustmark's option activities for 2001, 2000 and 1999:

                                        2001                    2000                    1999
                               ---------------------     -------------------     -------------------
                                             Average                 Average                 Average
                                             Option                  Option                  Option
                                 Shares       Price      Shares       Price      Shares       Price
                               ---------     -------     -------     -------     -------     -------
Outstanding, beginning of year   880,500     $19.70      556,250     $20.78      380,500     $18.32
Granted                          371,100      21.68      339,250      18.06      259,500      22.78
Exercised                        (11,500)     21.67            -          -      (56,000)     12.44
Forfeited                         (8,000)     20.68      (15,000      22.37      (27,750)     22.61
                               ---------                 -------                 -------
Outstanding, end of year       1,232,100      20.27      880,500      19.70      556,250      20.78
                               =========                 =======                 =======
Exercisable, end of year         423,101      19.32      228,739      19.18      101,426      17.40
                               =========                 =======                 =======

                    Options Outstanding                        Options Exercisable
-----------------------------------------------------------   ----------------------
                                                   Weighted                 Weighted
                  Outstanding   Weighted Average    Average   Exercisable   Average
    Range of      December 31,   Remaining Years   Exercise   December 31,  Exercise
Exercise Prices       2001        To Expiration      Price        2001        Price
---------------   -----------   ----------------   --------   -----------   --------
$11.39 - $13.67      116,000           5.4          $13.53       116,000     $13.53
$15.95 - $18.23      332,250           8.4           18.06        77,033      18.06
$20.50 - $22.78      783,850           8.1           22.21       230,068      22.67
                   ---------                                   ---------
                   1,232,100           7.9           20.27       423,101      19.32
                   =========                                   =========

The following table reflects pro forma net income and earnings per share had Trustmark elected to adopt the fair value approach of SFAS No. 123:

                                         2001            2000            1999
                                      ----------      ----------      ----------
Net income ($ in thousands):
     As  reported                      $111,281        $101,737        $ 97,994
     Pro forma                          109,966         100,748          97,358
Basic and diluted earnings per share:
     As  reported                      $   1.72        $   1.50        $   1.36
     Pro forma                             1.70            1.48            1.35

The weighted average fair values of options at their grant date during 2001, 2000 and 1999 were $4.25, $7.66 and $10.88, respectively. The estimated fair value of each option granted is calculated using the Black-Scholes option-pricing model. The following weighted average assumptions were used in the model for 2001, 2000 and 1999:
                                         2001            2000            1999
                                        ------          ------          ------
Risk-free investment rate                3.70%           6.15%           4.58%
Expected volatility                     19.12%          16.14%          25.64%
Expected life (in years)                 7.90            8.30           10.00

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

Standby and commercial letters of credit are conditional commitments issued by Trustmark to insure the performance of a customer to a third party. Essentially, the same policies regarding credit risk and collateral, which are followed in the lending process, are used when issuing letters of credit.

Trustmark's maximum exposure to credit loss in the event of nonperformance by the other party for loan commitments and letters of credit is represented by the contractual or notional amount of those instruments. The following table shows the contractual or notional amounts for lending related financial instruments whose contractual amounts represent credit risk at December 31 ($ in thousands):

                                                  Contract or
                                                Notional Amount
                                            -----------------------
                                               2001          2000
                                            ---------     ---------
Loan commitments                            $ 904,429     $ 844,212
Standby and commercial letters of
  credit written                            $  38,864     $  35,537

Lease Commitments

Trustmark currently has lease commitments for banking premises and equipment which expire from 2002 to 2014. These commitments contain renewal options, which extend the base lease from 5 to 20 years. Rental expense approximated $3.6 million in 2001, $3.7 million in 2000 and $3.8 million in 1999.

At December 31, 2001, future minimum rental commitments under noncancellable leases for banking premises and general offices and equipment are as follows ($ in thousands):

      2002                            $ 1,324
      2003                                987
      2004                                770
      2005                                309
      2006                                258
      Thereafter                          621
                                      -------
                                      $ 4,269
                                      =======

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

NOTE 13 - SHAREHOLDERS' EQUITY

Regulatory Capital

Trustmark and TNB are subject to minimum capital requirements which are administered by various Federal regulatory agencies. These capital requirements, as defined by federal guidelines, involve quantitative and qualitative measures of assets, liabilities and certain off-balance sheet instruments. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the financial statements of Trustmark and TNB.

Management believes, as of December 31, 2001, that Trustmark and TNB meet all capital adequacy requirements to which they are subject. At December 31, 2001, the most recent notification from the Office of the Comptroller of the Currency
(OCC) categorized TNB as well capitalized. To be categorized as well capitalized, TNB must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios (defined in applicable regulations) as set forth in the table below. There are no significant conditions or events that have occurred since the OCC's notification that Management believes have affected TNB's present classification.

Trustmark's and TNB's actual regulatory capital amounts and ratios are presented in the table below ($ in thousands):

                                                                                          Minimum Regulatory
                                                  Actual           Minimum Regulatory       Provision to be
                                            Regulatory Capital      Capital Required       Well Capitalized
                                          ---------------------   --------------------   --------------------
                                            Amount       Ratio      Amount      Ratio      Amount      Ratio
                                          ----------   --------   ----------   -------   ----------   -------
At December 31, 2001:
  Total Capital (to Risk Weighted Assets)
    Trustmark Corporation                  $655,486     14.40%     $364,071     8.00%            -         -
    Trustmark National Bank                 640,345     14.39%      355,983     8.00%     $444,979     10.00%

  Tier 1 Capital (to Risk Weighted Assets)
    Trustmark Corporation                  $598,202     13.14%     $182,035     4.00%            -         -
    Trustmark National Bank                 584,541     13.14%      177,991     4.00%     $266,987      6.00%

  Tier 1 Capital (to Average Assets)
    Trustmark Corporation                  $598,202      8.74%     $205,398     3.00%            -         -
    Trustmark National Bank                 584,541      8.73%      200,939     3.00%     $334,898      5.00%

At December 31, 2000:
  Total Capital (to Risk Weighted Assets)
    Trustmark Corporation                  $650,264     15.31%     $339,857     8.00%            -         -
    Trustmark National Bank                 646,414     15.22%      339,736     8.00%     $424,669     10.00%

  Tier 1 Capital (to Risk Weighted Assets)
    Trustmark Corporation                  $596,628     14.05%     $169,929     4.00%            -         -
    Trustmark National Bank                 593,173     13.97%      169,868     4.00%     $254,802      6.00%

  Tier 1 Capital (to Average Assets)
    Trustmark Corporation                  $596,628      8.79%     $203,534     3.00%            -         -
    Trustmark National Bank                 593,173      8.75%      203,489     3.00%     $339,149      5.00%

Common Stock Repurchase Program

During 2001, the Board of Directors of Trustmark authorized the repurchase of up to an additional 5.0%, or approximately 3.2 million shares, of Trustmark's common stock. Collectively, the capital management plans adopted by Trustmark have authorized the repurchase of up to 15.4 million shares of Trustmark's common stock since the initial implementation in 1998. Pursuant to those plans, Trustmark has repurchased a total of approximately 12.3 million shares totaling $247.0 million, including 3.5 million shares in 2001 totaling $74.3 million.

Dividends

Dividends paid by Trustmark are substantially funded from dividends received from TNB. Approval by TNB's regulators is required if the total of all dividends declared in any calendar year exceeds the total of its net income for that year combined with its retained net income of the preceding two years. During the fourth quarter of 2001, TNB applied for and received approval from its regulators to pay an additional $83.0 million in dividends during 2002. Based on this approval, TNB will have available in 2002 approximately $16.5 million plus its net income for that year to pay as dividends.

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

In the calculation of comprehensive income, certain reclassification adjustments are made to avoid duplicating items that are displayed as part of net income and other comprehensive income in that period or earlier periods. The following table reflects the reclassification amounts and the related tax effects of changes in unrealized holding gains and losses on securities available for sale and cash flow hedges for the years ended December 31, 2001, 2000 and 1999 ($ in thousands):

                                                                                Accumulated
                                                                                   Other
                                                       Before-Tax     Tax      Comprehensive
Accumulated other comprehensive income:                  Amount      Effect       Income
                                                       ----------   --------   -------------
Balance, January 1, 1999                                                       $     17,043
Unrealized losses on securities available for sale     $ (25,130)   $ 9,612         (15,518)
Less adjustment for net losses included in net income      1,358       (519)            839
                                                       ---------    -------    ------------
Balance, December 31, 1999                             $ (23,772)   $ 9,093           2,364
                                                       =========    =======

Unrealized gains on securities available for sale      $  22,217    $(8,498)         13,719
Unrealized losses on cash flow hedges                       (764)       292            (472)
Less adjustment for net gains included in net income      (9,388)     3,591          (5,797)
                                                       ---------    -------    ------------
Balance, December 31, 2000                             $  12,065    $ 4,615)          9,814
                                                       =========    =======

Unrealized gains on securities available for sale      $  14,772    $(5,650)          9,122
Unrealized gains on cash flow hedges                       2,068       (791)          1,277
Less adjustment for net gains included in net income      (2,448)       936          (1,512)
                                                       ---------    -------    ------------
Balance, December 31, 2001                             $  14,392    $(5,505)   $     18,701
                                                       =========    =======    ============

NOTE 14 - FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values of financial instruments at December 31, 2001 and 2000, are as follows ($ in thousands):

                                                  2001                         2000
                                        ------------------------     ------------------------
                                         Carrying      Estimated      Carrying      Estimated
                                           Value      Fair Value        Value      Fair Value
                                        ----------    ----------     ----------    ----------
Financial Assets:
   Cash and short-term investments      $  466,300    $  466,300     $  346,500    $  346,500
   Trading account securities                    -             -            990           990
   Securities available for sale         1,061,495     1,061,495      1,119,643     1,119,643
   Securities held to maturity             792,052       820,917      1,005,455     1,021,444
   Net loans                             4,448,832     4,515,204      4,078,083     4,055,647

Financial Liabilities:
   Deposits                              4,613,365     4,639,695      4,058,418     4,066,850
   Short-term liabilities                1,596,193     1,596,193      1,887,977     1,887,977
   Long-term FHLB advances                 225,000       276,852        250,000       250,000

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

Long-Term FHLB Advances

Fair values for long-term FHLB advances are based on the discounted value of contractual cash flows. At December 31, 2000, carrying value approximated fair value.

Off-Balance Sheet Instruments

The fair values of loan commitments and letters of credit approximate the fees currently charged for similar agreements or the estimated cost to terminate or otherwise settle similar obligations. The fees associated with these financial instruments, or the estimated cost to terminate, as applicable, are immaterial.

NOTE 15 - DERIVATIVE FINANCIAL INSTRUMENTS

During 2000, Trustmark implemented a strategy using caps and floors to reduce the risk associated with the effects of excess interest rate cycles. Caps and floors, which are not designated as hedging instruments, are options that are linked to a notional principal amount and an underlying indexed interest rate. Exposure to loss on these options will increase or decrease as interest rates fluctuate. The following table summarizes Trustmark's position in these options at December 31, 2001 ($ in thousands):

       Option      Notional      Carrying/        Strike           Final
      Contract      Value       Fair Value         Rate          Maturity
     ----------   ----------   ------------   ---------------   ----------
        Floor      $100,000       $4,240       3 mo LIBOR 5%       2005
        Caps       $200,000       $5,038       3 mo LIBOR 6%       2006

During 2001, Trustmark received payments of $982 thousand on the interest rate floor, which has reached its strike price. These payments have been recorded as other interest income. No such payments were received in 2000.

Forwards are contracts for the delayed delivery of securities or money market instruments in which the seller agrees to deliver on a specified future date, a specified instrument, at a specified price or yield. The credit risk inherent in forward contracts arises from the potential inability of counterparties to meet the terms of their contracts, therefore, the contractual or notional amounts of these contracts do not represent Trustmark's actual exposure to credit loss. Trustmark's obligations under forward contracts totaled $157 million as of December 31, 2001, with a carrying value of $0 and a fair value of $1.4 million.

NOTE 16 - MANAGED LOANS

During 2001, Trustmark sold $1.226 billion of residential mortgage loans in securitization transactions and recognized pretax gains of $8.1 million, which were recorded in noninterest income. Trustmark recognized $20.5 million in mortgage servicing rights through these securitizations. Trustmark receives annual servicing fee income approximating 0.35% of the outstanding balance of the underlying loans. Mortgage servicing rights are discussed further in Note 1
- Business, Basis of Financial Statement Presentation, Accounting Policies and Recent Pronouncements, "Intangible Assets." The investors and the securitization trusts have no recourse to the assets of Trustmark for failure of debtors to pay when due.

The key economic assumptions used in valuing the mortgage servicing rights at the dates of securitization during 2001 were as follows:

         Discount Rate:  7.0 - 10.0%
         Prepayment Rate:  7.0 - 25.0% CPR
         Weighted Average Life (in years):  4 - 8

At December 31, 2001, the sensitivity of the current value of mortgage servicing rights to immediate 10% and 20% adverse changes in key assumptions are as follows ($ in thousands):
                                                Impact on Fair Value
                                                  (Adverse Change)
                                                --------------------
                                                   10%         20%
                                                --------    --------
       Fair Value:  $53,500
       Weighted Average Life (in years):  7
       Discount Rate:  7.0 - 9.6%               $(1,365)    $(2,663)
       Prepayment Rate:  7.0 - 20.4% CPR         (2,984)     (5,701)

These sensitivities are hypothetical and should not be considered to predict actual future performance. As changes in assumptions and changes in fair value may not be linear, it is not possible to extrapolate the impact of other scenarios from these projections. Also, in reality, changes in one assumption may result in changes in other assumptions, which might magnify or counteract the sensitivities.

NOTE 17 - SEGMENT INFORMATION

Trustmark has three reportable segments: Retail Banking Group, Commercial Banking Group and Investment Services. The Retail Banking Group delivers a full range of investment products and services to individuals and small businesses through Trustmark's extensive branch network. The Commercial Banking Group provides various financial products and services to corporate and middle market clients. Included among these products and services are specialized services for commercial and residential real estate development lending, indirect automobile financing and other specialized lending services. Investment Services includes trust and fiduciary services, discount brokerage services, insurance services, as well as credit card and mortgage services. Also included in this segment is a selection of investment management services including Trustmark's proprietary mutual fund family. The Operational/Support Group consists of asset/liability management activities that include the investment portfolio and the related gains (losses) on sales of securities. The Operational/Support Group also includes expenses such as corporate overhead and amortization of intangible assets.

Trustmark evaluates performance and allocates resources based on the profit or loss of the individual segments. Trustmark uses matched maturity transfer pricing to assign cost of funding to assets and earnings credits to liabilities with a corresponding offset to the Operational/Support Group. Trustmark allocates noninterest expense based on various activity-based costing statistics. Excluding internal funding, Trustmark does not have intercompany revenues or expenses. Additionally, segment income tax expense is calculated using the marginal tax rate. The difference between the marginal and effective tax rate is included in the Operational/Support Group.

The following table discloses financial information by segment for the years ended December 31, 2001, 2000 and 1999 ($ in thousands):

                                                       Retail      Commercial     Investment  Operational/
2001                                                   Banking       Banking      Services       Support       Total
----                                                 ----------    ----------    ----------    ----------    ----------
Net interest income from external customers          $   24,861    $  124,469    $   51,711    $   67,537    $  268,578
Internal funding                                        119,992       (79,946)      (16,012)      (24,034)            -
                                                     ----------    ----------    ----------    ----------    ----------
Net interest income                                     144,853        44,523        35,699        43,503       268,578
Provision for loan losses                                 6,912         3,814         2,109           365        13,200
                                                     ----------    ----------    ----------    ----------    ----------
Net interest income after provision for loan losses     137,941        40,709        33,590        43,138       255,378
Noninterest income                                       54,211           510        66,183        11,086       131,990
Noninterest expense                                     126,440        15,606        59,740        14,155       215,941
                                                     ----------    ----------    ----------    ----------    ----------
Income before income taxes                               65,712        25,613        40,033        40,069       171,427
Income taxes                                             22,731         8,844        14,105        14,466        60,146
                                                     ----------    ----------    ----------    ----------    ----------
Segment net income                                   $   42,981    $   16,769    $   25,928    $   25,603    $  111,281
                                                     ==========    ==========    ==========    ==========    ==========

Selected Financial Information
     Average assets                                  $2,271,258    $1,591,874    $  883,977    $2,240,751    $6,987,860
     Depreciation and amortization                   $    4,856    $      209    $   10,940    $   10,859    $   26,864

2000
----
Net interest income from external customers          $   27,610    $  128,890    $   48,038    $   29,025    $  233,563
Internal funding                                         95,034       (92,189)      (20,919)       18,074             -
                                                     ----------    ----------    ----------    ----------    ----------
Net interest income                                     122,644        36,701        27,119        47,099       233,563
Provision for loan losses                                 6,620         2,071         1,710             -        10,401
                                                     ----------    ----------    ----------    ----------    ----------
Net interest income after provision for loan losses     116,024        34,630        25,409        47,099       223,162
Noninterest income                                       50,637           594        58,475        14,834       124,540
Noninterest expense                                     110,969        15,824        48,498        14,086       189,377
                                                     ----------    ----------    ----------    ----------    ----------
Income before income taxes and cumulative
     effect of a change in accounting principle          55,692        19,400        35,386        47,847       158,325
Income taxes                                             19,219         6,699        12,395        15,811        54,124
                                                     ----------    ----------    ----------    ----------    ----------
Income before cumulative effect of a change
     in accounting principle                             36,473        12,701        22,991        32,036       104,201
Cumulative effect of a change in accounting
     principle (net of tax)                                   -             -             -        (2,464)       (2,464)
                                                     ----------    ----------    ----------    ----------    ----------
Segment net income                                   $   36,473    $   12,701    $   22,991    $   29,572    $  101,737
                                                     ==========    ==========    ==========    ==========    ==========

Selected Financial Information
     Average assets                                  $2,132,184    $1,509,260    $  870,981    $2,268,604    $6,781,029
     Depreciation and amortization                   $    4,190    $      205    $    5,789    $   10,725    $   20,909

1999
----
Net interest income from external customers          $   34,069    $  107,536    $   16,067    $   85,758    $  243,430
Internal funding                                         93,371       (71,239)       14,206       (36,338)            -
                                                     ----------    ----------    ----------    ----------    ----------
Net interest income                                     127,440        36,297        30,273        49,420       243,430
Provision for loan losses                                 5,894         1,383         1,795             -         9,072
                                                     ----------    ----------    ----------    ----------    ----------
Net interest income after provision for loan losses     121,546        34,914        28,478        49,420       234,358
Noninterest income                                       45,182           566        52,319         3,876       101,943
Noninterest expense                                     113,045        14,567        45,465        13,994       187,071
                                                     ----------    ----------    ----------    ----------    ----------
Income before income taxes                               53,683        20,913        35,332        39,302       149,230
Income taxes                                             18,528         7,215        12,485        13,008        51,236
                                                     ----------    ----------    ----------    ----------    ----------
Segment net income                                   $   35,155    $   13,698    $   22,847    $   26,294    $   97,994
                                                     ==========    ==========    ==========    ==========    ==========

Selected Financial Information
     Average assets                                  $2,116,222    $1,325,159    $ 815,282     $2,321,688    $6,578,351
     Depreciation and amortization                   $    3,797    $      215      $ 6,744     $   10,457    $   21,213

NOTE 18 - TRUSTMARK CORPORATION (Parent Company Only) FINANCIAL INFORMATION ($ in thousands):

                                 BALANCE SHEETS
                                                             December 31,
                                                      -------------------------
                                                         2001            2000
                                                      ---------       ---------
Assets
Investment in banks                                   $ 681,326       $ 626,093
Other assets                                              4,482           3,555
                                                      ---------       ---------
    Total Assets                                      $ 685,808       $ 629,648
                                                      =========       =========
Liabilities and Shareholders' Equity
Accrued expense                                       $     364       $       7
Shareholders' equity                                    685,444         629,641
                                                      ---------       ---------
    Total Liabilities and Shareholders' Equity        $ 685,808       $ 629,648
                                                      =========       =========

                              STATEMENTS OF INCOME
                                                               Years Ended December 31,
                                                      -----------------------------------------
                                                         2001            2000            1999
                                                      ---------       ---------        --------
Revenue
Dividends received from banks                         $ 187,570       $ 123,380        $ 96,707
Earnings of subsidiaries (under) over distributions     (77,202)        (27,318)            822
Other income                                              1,418           9,018             695
                                                      ---------       ---------        --------
    Total Revenue                                       111,786         105,080          98,224
Expense                                                     505           3,343             230
                                                      ---------       ---------        --------
Net Income                                            $ 111,281       $ 101,737        $ 97,994
                                                      =========       =========        ========

                            STATEMENTS OF CASH FLOWS
                                                               Years Ended December 31,
                                                      -----------------------------------------
                                                         2001            2000            1999
                                                      ---------       ---------        --------
Operating Activities
Net income                                            $ 111,281       $ 101,737        $ 97,994
Adjustments to reconcile net income to net
     cash provided by operating activities:
        Decrease (increase) in investment in
            subsidiaries                                 77,202          27,318            (822)
        Other                                                24             (98)           (164)
                                                      ---------       ---------        --------
Net cash provided by operating activities               188,507         128,957          97,008

Investing Activities
Net cash paid in business combinations                  (78,026)              -               -
Proceeds from sales of securities available for sale      1,546           4,933              50
                                                      ---------       ---------        --------
Net cash (used) provided by investing activities        (76,480)          4,933              50

Financing Activities
Cash dividends                                          (36,001)        (34,629)        (31,562)
Common stock transactions, net                          (74,386)       (100,673)        (66,792)
                                                      ---------       ---------        --------
Net cash used by financing activities                  (110,387)       (135,302)        (98,354)
                                                      ---------       ---------        --------
Increase (decrease) in cash and cash equivalents          1,640          (1,412)         (1,296)
Cash and cash equivalents at beginning of year            2,245           3,657           4,953
                                                      ---------       ---------        --------
Cash and cash equivalents at end of year              $   3,885       $   2,245        $  3,657
                                                      =========       =========        ========

Trustmark (parent company only) paid income taxes of approximately $55.6 million in 2001, $49.7 million in 2000 and $52.3 million in 1999. No interest was paid during 2001, 2000 and 1999.

SELECTED FINANCIAL DATA
(unaudited)
($ in thousands except per share data)

                Years Ended December 31,    2001           2000           1999           1998            1997
----------------------------------------  ---------      ---------      ---------      ---------       ---------
Consolidated Statements of Income
    Total interest income                 $ 477,820      $ 488,759      $ 448,509      $ 420,100       $ 376,892
    Total interest expense                  209,242        255,196        205,079        191,900         172,887
                                          ---------      ---------      ---------      ---------       ---------
    Net interest income                     268,578        233,563        243,430        228,200         204,005
    Provision for loan losses                13,200         10,401          9,072          7,771           4,682
    Noninterest income                      131,990        124,540        101,943         86,990          73,424
    Noninterest expense                     215,941        189,377        187,071        178,321         165,784
                                          ---------      ---------      ---------      ---------       ---------
    Income before income taxes and
       cumulative effect of a change in
       accounting principle                 171,427        158,325        149,230        129,098         106,963
    Income taxes                             60,146         54,124         51,236         45,784          35,899
                                          ---------      ---------      ---------      ---------       ---------
    Income before cumulative effect of
       a change in accounting principle     111,281        104,201         97,994         83,314          71,064
    Cumulative effect of a change in
       accounting principle (net of tax)          -         (2,464)             -              -               -
                                          ---------      ---------      ---------      ---------       ---------
    Net income                            $ 111,281      $ 101,737      $  97,994      $  83,314       $  71,064
                                          =========      =========      =========      =========       =========
Per Share Data
    Earnings per share before
       cumulative change
         Basic and Diluted                $    1.72      $    1.53      $    1.36      $    1.14       $    0.98
    Cumulative effect of a change
       in accounting principle                    -          (0.03)             -              -               -
                                          ---------      ---------      ---------      ---------       ---------
    Net earnings per share
         Basic and Diluted                $    1.72      $    1.50      $    1.36      $    1.14       $    0.98
                                          =========      =========      =========      =========       =========
     Cash dividends per share             $    0.56      $    0.51      $    0.44      $    0.35       $    0.29
                                          =========      =========      =========      =========       =========

                           December 31,     2001           2000           1999           1998            1997
---------------------------------------  ----------     ----------     ----------     ----------      ----------
Consolidated Balance Sheets
    Total assets                         $7,180,339     $6,886,988     $6,743,404     $6,355,190      $5,545,158
    Securities                            1,853,547      2,125,098      2,174,201      1,946,509       2,007,399
    Loans                                 4,524,366      4,143,933      4,014,935      3,702,318       2,983,655
    Deposits                              4,613,365      4,058,418      3,924,796      3,946,397       3,818,949

SUMMARY OF QUARTERLY RESULTS OF OPERATIONS
(unaudited)
($ in thousands except per share data)

     2001                                                   1st            2nd            3rd            4th
--------------------------------------------------       ---------      ---------      ---------      ---------
Interest income                                          $ 121,819      $ 124,469      $ 119,813      $ 111,719
Net interest income                                         58,444         66,371         70,483         73,280
Provision for loan losses                                    2,400          2,400          3,800          4,600
Income before income taxes                                  39,888         41,916         44,342         45,281
Net income                                                  25,884         27,279         28,709         29,409
Earnings per share
      Basic and Diluted                                       0.40           0.41           0.45           0.46

     2000                                                   1st            2nd            3rd            4th
--------------------------------------------------       ---------      ---------      ---------      ---------
Interest income                                          $ 118,046      $ 121,243      $ 124,413      $ 125,057
Net interest income                                         59,911         59,750         57,317         56,585
Provision for loan losses                                    2,118          3,198          2,195          2,890
Income before income taxes and cumulative effect
    of a change in accounting principle                     42,418         41,630         38,166         36,111
Net income                                                  25,676         27,006         25,155         23,900
Earnings per share before cumulative effect of a
    change in accounting principle
      Basic and Diluted                                       0.40           0.39           0.37           0.37

PRINCIPAL MARKETS AND PRICES OF TRUSTMARK'S STOCK
(unaudited)
                                                   Stock Prices
                                Dividends     ----------------------
2001                            Per Share       High          Low
------------                    ---------     --------      --------
4th Quarter                      $ 0.150      $ 24.820      $ 21.260
3rd Quarter                        0.135        24.750        20.450
2nd Quarter                        0.135        23.770        20.320
1st Quarter                        0.135        22.625        19.375

   2000
------------
4th Quarter                      $ 0.135      $ 21.125      $ 17.375
3rd Quarter                        0.125        20.375        17.500
2nd Quarter                        0.125        22.250        17.125
1st Quarter                        0.125        21.625        15.250

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

FINANCIAL HIGHLIGHTS

Trustmark's net income for the year ended December 31, 2001, totaled $111.3 million compared with $101.7 million for 2000 and $98.0 million for 1999. Basic and diluted earnings per share were $1.72 for 2001, an increase of 14.7% when compared with $1.50 for 2000. Basic and diluted earnings per share for 1999 were $1.36. Trustmark achieved a return on average assets of 1.59%, a return on average equity of 16.98% and an efficiency ratio of 53.63% for the year ended December 31, 2001. These compared with 2000 ratios of 1.50% for return on average assets, 15.68% for return on average equity and 52.74% for the efficiency ratio, while in 1999, the return on average assets was 1.49%, the return on average equity was 14.93% and the efficiency ratio was 52.82%.

BUSINESS COMBINATIONS

During 2001, Trustmark completed its first two interstate business combinations, with Barret Bancorp, Inc. (Barret) in Barretville, Tennessee, and with Nashoba Bancshares, Inc. (Nashoba) in Germantown, Tennessee, both in the greater Memphis, Tennessee area. On April 6, Trustmark acquired Barret, the holding company for Peoples Bank in Barretville, Tennessee, and Somerville Bank & Trust Company in Somerville, Tennessee, which collectively had 13 offices and $508 million in total assets. The shareholders of Barret received approximately 2.4 million shares of Trustmark's common stock as well as $51 million in cash. On December 14, Trustmark completed its acquisition of Nashoba, paying Nashoba's shareholders $28 million in cash. Nashoba was the holding company for Nashoba Bank and at the merger date had three offices and $163 million in total assets. Both business combinations were accounted for under the purchase method of accounting and their results of operations, which are not material, have been included in the financial statements from the merger dates.

In April 1999, Trustmark completed its acquisition of the Dan Bottrell Agency, Inc., an independent insurance agency located in Jackson, Mississippi, with $9 million in total assets. This transaction has been accounted for as a purchase business combination. The results of operations, which are not material, have been included in the financial statements from the merger date.

RESULTS OF OPERATIONS

Net Interest Income

Net interest income is the principal component of Trustmark's income stream and represents the difference or spread between interest and fee income generated from earning assets and the interest expense paid on deposits and borrowed funds. Fluctuations in interest rates as well as volume and mix changes in earning assets and interest-bearing liabilities can materially impact net interest income. The net interest margin (NIM) is computed by dividing fully taxable equivalent net interest income by average interest-earning assets and measures how effectively Trustmark utilizes its interest-earning assets in relationship to the interest cost of funding them. The fully taxable equivalent
(FTE) yield on tax-exempt income has been computed based on a 35% federal marginal tax rate for all periods shown. The following table summarizes Trustmark's NIM for the three years ended December 31,

                                               2001         2000         1999
                                               -----        -----        -----
Yield on interest-earning assets-FTE           7.59%        7.95%        7.55%
Cost to carry interest-earning assets          3.26%        4.08%        3.40%
                                               -----        -----        -----
Net interest margin-FTE                        4.33%        3.87%        4.15%
                                               =====        =====        =====

Net interest income for 2001 increased $35.0 million, or 15.0%, when compared with 2000, as a result of interest rate changes and beneficial changes in the composition of the balance sheet. This increase resulted in an overall positive impact to the NIM during 2001 of 46 basis points when compared with 2000. Since the beginning of 2001, the Federal Open Market Committee (the primary monetary policy body of the Federal Reserve System) has lowered its target short-term interest rate 11 times. In response, Trustmark lowered its prime rate by 475 basis points. While earning asset yields have been affected, a greater impact has been felt by the cost of interest-bearing liabilities as a result of Trustmark's negative gap position. In addition, the liquidity provided by maturing investments was utilized to reduce Trustmark's wholesale funding reliance, which carries the highest cost of interest-bearing liabilities. Also, net interest income benefited by the change in mix of interest-bearing liabilities as lower cost interest-bearing deposits grew and decreased the reliance on wholesale funding sources. Trustmark's use of interest rate caps and floors, which began during the second half of 2000, was particularly effective during 2001 as the floor reached its strike price and provided $982 thousand additional interest income during a volatile interest rate environment. Trustmark will continue to utilize the interest rate caps and floors to limit the overall risk exposure present during significant movements in interest rates and reduce the impact on net interest income.

Average interest-earning assets for 2001 were $6.424 billion, compared with $6.258 billion in 2000, an increase of $166.4 million, or 2.7%. Growth was centered in average loans, which increased $222.6 million, or 5.5% when compared with 2000. Average securities for 2001 decreased $41.0 million, or 1.9%. The yield on average earning assets dropped from 7.95% in 2000 to 7.59% in 2001, a decrease of 36 basis points. The combination of growth in the earning asset base and declining yields resulted in a decrease in interest income during 2001 of $10.9 million, or 2.2%, when compared with 2000.

Average interest-bearing liabilities for 2001 totaled $5.294 billion compared with $5.190 billion for 2000, an increase of $103.9 million, or 2.0%. Average interest-bearing deposits for 2001 increased $281.5 million, or 9.2%, offset by a decrease in fed funds purchased, repurchase agreements, short-term borrowings and long-term FHLB advances of $177.6 million, or 8.29%, when compared with 2000. The average rate on interest-bearing liabilities for 2001 was 3.95%, a decrease of 97 basis points when compared with 2000. As a result of these factors, interest expense for 2001 decreased $46.0 million, or 18.0%, when compared with 2000.

For the year ended December 31, 2000, net interest income decreased $9.9 million, or 4.1%, when compared to 1999. Average yields and rates on assets and liabilities increased during 2000 as rates rose consistently over the first half of the year before leveling. Trustmark funds its balance sheet with a mix of retail core deposits and wholesale funding. During 2000, the average cost of funds increased 80 basis points due to higher rates on most funding sources compared with a 40 basis point increase in the yield on interest-earning assets. In addition to a higher average rate environment for funding in 2000, Trustmark's net interest margin also was impacted by a less favorable mix in core deposit funding. Average certificates of deposit grew by 12.0% compared with a 7.3% decrease in NOW, MMDA and savings deposits.

Trustmark's ongoing capital management plan also affects net interest income and utilizes available funds to repurchase common stock instead of funding earning assets. During 2001, Trustmark continued to be heavily involved in this program as demonstrated by the repurchase of $74.3 million in common stock. The opportunity cost to use funds for this program was approximately $7.0 million in 2001 and $7.6 million in 2000, thus having little impact on the change in net interest income between 2001 and 2000, while accounting for the majority of the decrease in net interest income for 2000. Since the program's inception in 1998, Trustmark has repurchased 12.3 million shares valued at $247.0 million.

Provision for Loan Losses

Trustmark's provision for loan losses totaled $13.2 million in 2001, $10.4 million in 2000 and $9.1 million in 1999. The provision to average loans was 0.31% for 2001 compared with 0.25% for 2000 and 0.24% for 1999. Trustmark's ratio of the provision for loan losses to average loans compares favorably with its peer banks. The provision for loan losses reflects Management's assessment of the adequacy of the allowance for loan losses to absorb inherent charge-offs in the loan portfolio. The amount of provision for each year is dependent upon many factors including loan growth, net charge-offs, changes in the composition of the loan portfolio, delinquencies, Management's assessment of loan portfolio quality, the value of collateral and general economic factors.

Noninterest Income

Noninterest income consists of revenues generated from a broad range of banking, insurance and investment products and services. In 2001, noninterest income, excluding securities gains/losses, totaled $129.5 million, increasing $14.3 million, or 12.5%, from 2000. Excluding business combinations, this increase would have been $12.1 million, or 10.5%. In 2000 and 1999, noninterest income, excluding securities gains/losses, totaled $115.2 million and $103.3 million, respectively.

Service charges for deposit products and services continue to be the single largest component of noninterest income and increased 11.7% in 2001 after an increase of 10.4% in 2000. Without the effect of business combinations during 2001, this increase would have been 6.9%. A change in pricing for certain deposit services combined with overall growth in fee-based deposit accounts and transaction volumes accounted for the increases during 2001 and 2000.

In 2001, income from other account charges, fees and commissions was $36.8 million, a decrease of $484 thousand when compared with 2000. Trustmark's insurance commissions, including annuity income, grew 15.9% during 2001 from expanded product lines and distribution channels for commercial and retail insurance services. Bank card fees increased 9.9% in 2001, due to increased usage propelled by intensified sales efforts of the business debit card along with general increases in debit and credit card usage by individuals. These increases were offset by declines in products with market-driven fees, such as brokerage and cash management activities. When compared with 1999, growth for 2000 was $5.0 million. In addition to growth in retail insurance commissions, other increases in 2000 were the results of Management's efforts to increase income from bank cards along with cash management and corporate sweep products.

During 2001, mortgage servicing fees increased by $2.1 million, or 14.5%, continuing the upward trend seen in 2000 and 1999. Reductions in interest rates have resulted in an increase in mortgages originated, refinanced and purchased, leading to growth in mortgages serviced in 2001. Trustmark serviced $4.2 billion in mortgage loans at December 31, 2001, compared with $3.9 billion at December 31, 2000.

Trust service income declined in 2001 by $1.3 million, or 8.6%, compared with growth of 5.0% during both 2000 and 1999. Current market conditions have contributed to a decline in valuation of assets managed, which directly impacted corporate trust fees and advisory fees during 2001. The introduction of new specialized services and additional investment alternatives for trust customers contributed to the increase in 2000 in spite of the overall decline in the financial markets. At December 31, 2001, Trustmark, which continues to be one of the largest providers of asset management services in Mississippi, held assets under administration of $7.3 billion.

Gains on sales of loans were $9.2 million in 2001, $3.0 million in 2000 and $2.4 million in 1999. Of the growth during 2001, $3.9 million is attributable to the sale of $192 million in mortgage loans with significant prepayment risk. An additional gain of $1.2 million was recognized from the sale of $37 million in high-yielding delinquent loans from Trustmark's servicing portfolio. This allowed Trustmark to recognize the excess value in these loans created by the current yield curve while eliminating delinquent loans from the servicing portfolio.

Other income totaled $6.2 million, $3.2 million and $2.1 million in 2001, 2000 and 1999, respectively. The primary component of the increase for 2001 came from $4.7 million in valuation adjustments on Trustmark's interest rate caps and floors. Caps and floors are classified as derivative financial instruments and carried at their current fair value with changes in value recognized currently in earnings as other income. During 2001, Trustmark realized $498 thousand in nontaxable benefits on key man life insurance compared with $1.3 million for 2000. Net losses on sales of premises and equipment totaled $560 thousand during 2001, which was attributable to the disposition of leasehold property. This compares with net gains on sales of premises and equipment during 2000 of $567 thousand, primarily resulting from the sale of a branch building.

During 2001, securities gains totaled $2.4 million compared with securities gains of $9.4 million in 2000 and securities losses of $1.4 million in 1999. Securities gains decreased during 2001 as the volume of sales of securities declined when compared with 2000. During 2000, securities gains of $8.6 million, which were realized from sales of available for sale securities, were used to offset the effect of adopting Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. Also in 2000, securities gains of $793 thousand were realized from the sale of U.S. Treasury securities with takeout yields below current funding costs. The proceeds from this sale were used to reduce Trustmark's short-term borrowings. This transaction allowed Trustmark to reposition its balance sheet, which provided liquidity and improvements in the NIM during 2001.

Noninterest Expense

Trustmark's noninterest expense increased $26.6 million, or 14.0%, in 2001 to $215.9 million compared with $189.4 million in 2000 and $187.1 million in 1999. Included in this amount is $6.7 million contributed by the business combinations during 2001. Also included in this amount is $2.0 million related to the establishment of an impairment allowance for mortgage servicing rights. Excluding these items, total noninterest expense increased $17.9 million, or 9.4%, during 2001.

The primary measure of the effectiveness of noninterest expense control is the efficiency ratio, which is calculated by dividing total noninterest expense by tax-equivalent net interest income plus noninterest income. The efficiency ratio measures the percentage of revenues that are absorbed by costs of production. For 2001, 2000 and 1999, Trustmark's efficiency ratio was 53.63%, 52.74% and 52.82%, respectively.

Salaries and employee benefits, the largest category of noninterest expense, were $110.5 million in 2001, $100.3 million in 2000 and $98.7 million in 1999. For 2001, salaries and employee benefits increased $10.2 million or 10.3% over 2000. Excluding business combinations, this increase would have been $6.5 million, or 6.5%. This change represents normal annual merit increases along with additional incentive-based compensation and benefit costs related to medical insurance and the pension plan. The increase during 2000 results from the annualized impact of the Bottrell business combination completed in April 1999, combined with annual merit increases.

During 2001, net occupancy-premises expense increased $1.2 million, or 11.3%, following a 0.8% increase during 2000. Of the increase in 2001, $554 thousand was attributable to business combinations. Additional maintenance on existing premises, higher utility costs and increased leasehold amortization resulting from Management's evaluation of its lease commitments accounted for the remaining increase. Equipment expense had a minor increase of 0.9% during 2001, after increasing 5.5% in 2000, and 10.6% in 1999. The increases in equipment expense for 2000 and 1999 reflect the cost of improving technology to enhance customer service and improve operating efficiency.

Services and fees for 2001 totaled $30.1 million compared to $26.2 million for 2000 and $26.0 million for 1999. The 2001 increase would have been $3.0 million, or 11.6%, without the business combinations. Increased advertising costs related to Trustmark's new brand position, additional professional and consulting fees related to on-going human resource and revenue enhancement projects and higher costs for software-related expense contributed to the increase experienced during 2001. During 2000, the increase of $200 thousand resulted from growth in professional fees and software related expense, which offset reductions in advertising expense.

Amortization expense associated with intangible assets, which includes mortgage servicing rights, core deposit intangibles and goodwill, totaled $14.1 million in 2001, $8.6 million in 2000 and $10.2 million in 1999. The $5.5 million increase during 2001, which includes the establishment of a $2.0 million impairment allowance, can be attributed to the increased amortization of mortgage servicing rights resulting from higher prepayments in the servicing portfolio during a significantly lower interest rate environment. During 2000, amortization expense declined $1.6 million due to the final amortization of core deposit intangibles associated with a 1990 business combination and a decrease in the amortization of mortgage servicing rights. Offsetting this increase was the full year amortization of the April 1999 Bottrell purchase business combination.

Loan expense was $11.2 million in 2001, $8.6 million in 2000 and $8.9 million in 1999. Much of the $2.6 million increase in 2001 was attributable to additional expense related to the mortgage servicing portfolio. This expense was impacted during 2001 by both the growth in the amount of mortgages serviced as well as the increased payoffs resulting from a lower interest rate environment.

Other expense totaled $22.7 million in 2001 compared with $19.8 million for 2000 and $18.3 million for 1999. Eliminating the business combinations completed during 2001, other expense grew by $2.1 million. During 2000, litigation settlements of $1.6 million were the primary source of the increase in other expense. These claims have reached final resolution and pose no future threat to results of operations.

SHAREHOLDERS' EQUITY

Trustmark's shareholders' equity at December 31, 2001 was $685.4 million, up $55.8 million, or 8.9%, from December 31, 2000. The increase in shareholders' equity in 2001 resulted from increased net income and the issuance of common stock in business combinations, reduced by common shares repurchased and dividends paid. Trustmark continues to improve shareholder value by utilizing strategic capital management plans designed to improve earnings per share and return on equity while maintaining sufficient regulatory capital levels. Since the implementation of these plans in 1998, Trustmark's return on average equity has increased to 16.98% in 2001 from 13.53% in 1998, while earnings per share have risen from $1.14 in 1998 to $1.72 in 2001, an increase of 50.9%.

Common Stock Repurchase Program

During 2001, the Board of Directors of Trustmark authorized the repurchase of an additional 5% of common stock, or approximately 3.2 million shares, subject to market conditions and management discretion. At December 31, 2001, 104 thousand shares had been purchased under this authorization. Collectively, the capital management plans adopted by Trustmark since 1998 have authorized the repurchase of 15.4 million shares of common stock. Pursuant to these plans, Trustmark has repurchased approximately 12.3 million shares at a cost of $247 million, including 3.5 million shares during 2001 at a cost of $74.3 million. The current remaining authorization is 3.1 million shares.

Dividends

An additional strategy designed to enhance shareholder value has been to maintain a consistent dividend payout ratio. For 2001, Trustmark increased dividends per share for the eighteenth consecutive year. Trustmark's dividend payout ratio was 32.3% for the year 2001, compared with 34.0% for 2000 and 32.4% for 1999. Dividends for 2001 were $0.56 per share, an increase of 9.8% when compared with dividends of $0.51 per share for 2000. Since 1999, dividends per share have increased 27.3%.

Regulatory Capital

Trustmark and Trustmark National Bank (TNB) are subject to minimum capital requirements, which are administered by various Federal regulatory agencies. These capital requirements, as defined by Federal guidelines, involve quantitative and qualitative measures of assets, liabilities and certain off-balance sheet instruments. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the financial statements of both Trustmark and TNB.

Management believes, as of December 31, 2001, that Trustmark and TNB have met or exceeded all of the minimum capital standards for the parent company and its primary banking subsidiary as established by regulatory requirements. At December 31, 2001, the most recent notification from the Office of the Comptroller of the Currency (OCC) categorized TNB as well capitalized. To be categorized in this manner, TNB must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios (defined in applicable regulations) as set forth in the accompanying table. There are no significant conditions or events that have occurred since the OCC's notification that Management believes have affected TNB's present classification.

Regulatory Capital Table
($ in thousands)

                                                         December 31, 2001
                                             -------------------------------------------
                                                   Actual            Minimum Regulatory
                                             Regulatory Capital       Capital Required
                                             -------------------     -------------------
                                              Amount      Ratio       Amount      Ratio
                                             --------     ------     --------     ------
Total Capital (to Risk Weighted Assets)
     Trustmark Corporation                   $655,486     14.40%     $364,071      8.00%
     Trustmark National Bank                  640,354     14.39%      355,983      8.00%
Tier 1 Capital (to Risk Weighted Assets)
     Trustmark Corporation                   $598,202     13.14%     $182,035      4.00%
     Trustmark National Bank                  584,541     13.14%      177,991      4.00%
Tier 1 Capital (to Average Assets)
     Trustmark Corporation                   $598,202      8.74%     $205,398      3.00%
     Trustmark National Bank                  584,541      8.73%      200,939      3.00%

EARNING ASSETS

Earning assets are comprised of securities, loans, federal funds sold and securities purchased under resale agreements, which are the primary revenue streams for Trustmark. At December 31, 2001, earning assets were $6.515 billion, or 90.74% of total assets, compared with $6.318 billion, or 91.74% of total assets at December 31, 2000, an increase of $197.6 million, or 3.1%.

Securities

The securities portfolio consists primarily of debt securities, which are utilized to provide Trustmark with a quality investment alternative, a stable source of interest income, as well as, collateral for pledges on public deposits and repurchase agreements. Additionally, the securities portfolio is used as a tool to manage risk from movements in interest rates. At December 31, 2001, Trustmark's securities portfolio totaled $1.854 billion, compared to $2.125 billion at December 31, 2000, a reduction of $271.6 million, or 12.8%. Securities totaling $114.0 million were contributed during 2001 by business combinations. In order to reduce market sensitivity and price volatility during the interest rate environment experienced during 2001, Management utilized the liquidity provided by maturing securities to reduce Trustmark's reliance on wholesale funding. This strategy has reduced exposure to market sensitive assets as well as allowing the duration of the portfolio to shorten.

Available-for-sale (AFS) securities are carried at their estimated fair value with unrealized gains or losses recognized, net of taxes, in accumulated other comprehensive income, a separate component of shareholders' equity. At December 31, 2001, AFS securities totaled $1.061 billion, which represented 57.3% of the securities portfolio, compared to $1.120 billion or 52.7% at December 31, 2000. AFS securities at December 31, 2001, consisted of U. S. Treasury and Agency securities, obligations of states and political subdivisions, mortgage-backed securities and other securities, primarily Federal Reserve Bank and Federal Home Loan Bank stock. On December 31, 2001, unrealized gains on AFS securities of $29.0 million, net of $11.1 million of deferred income taxes, were included in accumulated other comprehensive income.

Held-to-maturity (HTM) securities are carried at amortized cost and represent those securities that Trustmark both positively intends and has the ability to hold to maturity. At December 31, 2001, HTM securities totaled $792.1 million and represented 42.7% of the total portfolio compared with $1.005 billion or 47.3% at December 31, 2000. The liquidity created by maturing or called HTM securities was also utilized to reduce Trustmark's reliance on wholesale funding. Securities classified as HTM at the end of 2001 consisted primarily of obligations of states and political subdivisions and mortgage-backed securities. At December 31, 2001, the HTM portfolio had net unrealized gains before taxes of $28.9 million.

Management continues to stress asset quality as one of the strategic goals of the securities portfolio, which is evidenced by the investment of over 82% of the portfolio in U.S. Treasury and U.S. Government agencies obligations. Over 96% of the securities portfolio at year-end 2001 was rated either single A or above by rating agencies. In order to avoid excessive yield volatility from unexpected prepayments, Trustmark's normal practice is to purchase investment securities at or near par value which also reduces the risk of premium write-offs.

Loans

Loans, the largest group of earning assets, totaled 69.4% of earning assets at December 31, 2001, compared with 65.6% at December 31, 2000. At December 31, 2001, loans totaled $4.524 billion compared to $4.144 billion at year-end 2000, an increase of $380.4 million, or 9.2%. Business combinations completed during 2001 had loans of $422.8 million at December 31, 2001. In addition, during 2001, Trustmark sold $192 million in portfolio-based mortgage loans with significant prepayment risk in order to provide additional liquidity. During 2000, Trustmark sold $77 million in student loans in order to reposition the portfolio to take advantage of a higher interest rate environment and to provide additional liquidity. Loan growth would have been approximately $72.2 million, or an increase of 1.7%, when compared with December 31, 2000 if the business combinations and loan sales are eliminated. The most significant increases in the loan portfolio continue to come from loans secured by residential properties as borrowers take advantage of reduced interest rates.

Trustmark makes loans in the normal course of business to certain directors, including their immediate families and companies in which they are principal owners. Such loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons, and do not involve more than the normal risk of collectability at the time of the transaction.

Trustmark's lending policies have resulted in consistently sound asset quality. One measure of asset quality in the financial services industry is the level of nonperforming assets. The details of Trustmark's nonperforming assets at December 31, 2001 and 2000, are shown in the table on page 48.

Nonperforming Assets
($ in thousands)

                                                                      2001
                                                 ---------------------------------------------
                                                                   Effect of       Excluding
                                                                    Business        Business
                                                  Consolidated    Combinations    Combinations       2000
                                                 -------------   -------------   -------------   -----------
Nonaccrual and restructured loans                $      36,901   $      11,143   $      25,758   $    15,958
Other real estate (ORE)                                  5,110           2,386           2,724         2,280
                                                 -------------   -------------   -------------   -----------
     Total nonperforming assets                  $      42,011   $      13,529   $      28,482   $    18,238
                                                 =============   =============   =============   ===========
Accruing loans past due 90 days or more          $       2,740   $          75   $       2,665   $     2,494
                                                 =============   =============   =============   ===========
Nonperforming assets/total loans and ORE                 0.93%                           0.63%         0.44%
                                                 =============                   =============   ===========

Business combinations completed during 2001 contributed $13.5 million of the increase seen in nonperforming assets when comparing December 31, 2001 to December 31, 2000. Eliminating these nonperforming assets results in a ratio of nonperforming assets to total loans and ORE of 0.63%. The remainder of the increase in nonperforming assets is related to growth in nonaccrual loans which were comprised of a small number of commercial customer relationships in unrelated industries. Although nonperforming loans increased $20.9 million when compared with December 31, 2000, the coverage by the allowance for loan losses remains strong at 204.7%. Trustmark expects to see a moderate increase in nonperforming assets during 2002 resulting from a weaker economy.

At December 31, 2001 and 2000, the allowance for loan losses was $75.5 million and $65.9 million, representing 1.67% and 1.59%, respectively, of total loans outstanding. During 2001, business combinations contributed $11.6 million to the allowance for loan losses. The allowance for loan losses is maintained at a level that Management and the Board of Directors believe is adequate to absorb estimated probable losses within the loan portfolio, including losses associated with off-balance sheet credit instruments such as letters of credit and unfunded lines of credit. A formal analysis is prepared quarterly to assess the risk in the loan portfolio and to determine the adequacy of the allowance for loan losses. The analysis for loan losses considers any identified impairment and estimates determined by applying specific allowance factors to the commercial and consumer loan portfolios.

Commercial loans as well as commercial real estate loans carry an internally assigned risk grade based on a scale of one to ten. An allowance factor is assigned to each loan grade based on historical loan losses in addition to other factors such as the level and trend of delinquencies, classified and criticized loans, and nonperforming loans. Other factors are also taken into consideration such as local, regional and national economic trends, industry and other types of concentrations, and loan loss trends that run counter to historical averages. All classified loans greater than $500 thousand are reviewed by the Asset Review Department to determine if a higher allowance factor should be applied to the loan based on a greater level of risk and probability of loss.

Consumer loans carry allowance factors applied to pools of homogeneous loans such as direct and indirect loans, credit cards, home equity loans, other types of revolving consumer lines of credit and residential mortgage loans. The allowance factor applied to each pool is based on historical loan loss trends as well as current and projected trends in loan losses. Also taken into consideration are trends in consumer delinquencies, consumer bankruptcies, the effectiveness of the bank's collection function as well as economic conditions and trends as referred to above.

Net charge-offs were $15.1 million or 0.35% of average loans for the year ended December 31, 2001, compared with $10.4 million or 0.25% of average loans for the year ended December 31, 2000, which continues to compare favorably to Trustmark's peer group. Business combinations contributed $3.3 million in net charge-offs during 2001. Eliminating these net charge-offs reduced the ratio of net charge-offs to average loans to 0.29%. Credit quality may deteriorate during 2002 if the economy continues to remain in a weakened state; however, net charge-offs as a percentage of average loans should remain stable. Actual results could differ because of several factors, including those presented in the Forward-Looking Statements section of this MD&A discussion.

Other Earning Assets

Federal funds sold and securities purchased under reverse repurchase agreements were $137.5 million at December 31, 2001, an increase of $89.7 million when compared with year-end 2000. At December 31, 2001, Trustmark had one reverse repurchase agreement for $125 million that was used as collateral for pledging to public deposits. Trustmark utilizes these products as a short-term investment alternative whenever it has excess liquidity.

DEPOSITS AND OTHER INTEREST-BEARING LIABILITIES

Trustmark's deposit base is its primary source of funding and consists of core deposits from the communities served by Trustmark. Total deposits were $4.613 billion at December 31, 2001, compared with period-end deposits for 2000 of $4.058 billion, an increase of $554.9 million, or 13.7%. Business combinations completed during 2001 contributed $540.3 million to the deposit base at December 31, 2001. Core deposits, which excludes time deposits of $100 thousand and more, totaled $4.066 billion at December 31, 2001, compared with $3.486 billion at December 31, 2000, an increase of $580.0 million, or 16.6% and benefited greatly from the business combinations that were centered in the Memphis, Tennessee market during 2001. Trustmark will continue to seek deposits by expanding its presence in higher growth markets and evaluating additional wholesale deposit funding sources.

Short-term borrowings consist of federal funds purchased, securities sold under repurchase agreements, FHLB borrowings and the treasury tax and loan note option account. Short-term borrowings totaled $1.596 billion at December 31, 2001, a decrease of $291.8 million, compared with $1.888 billion at December 31, 2000. The liquidity created by maturing securities was utilized during 2001 to reduce Trustmark's reliance on wholesale funding.

Long-term FHLB advances totaled $225 million at December 31, 2001, compared with $250 million at December 31, 2000, a decrease of $25 million. Unlike the variable rate advance originally entered into during 2000, at December 31, 2001, long-term FHLB advances were fixed rate products maturing from 2004 until 2006. This change is significant in that it reduces the volatility of Trustmark's wholesale funding base by using long-term fixed rate products. To aid in providing liquidity, over $566 million remains available to Trustmark through FHLB borrowings.

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

At the end of 2000, the mix of Trustmark's asset and liability structure created sensitivity to net interest income from interest rate changes. This sensitivity was a benefit to net interest income in 2001, as the decline in interest rates tempered interest cost more than interest income. During 2001, however, Management made a concerted effort to decrease interest rate sensitivity. This was accomplished by way of changes in balance sheet mix and risk characteristics of assets and liabilities and through purchases of interest rate hedging instruments. Asset sensitivity was reduced in commercial lending by increasing holdings of floating rate loans. Also, both the overall size of the securities portfolio and the maturity structure of securities were lowered. Liability sensitivity was reduced with growth in core deposits, declines in short-term wholesale funding, and in the use of longer term borrowings. In 2001, Trustmark continued hedging activities to lessen the adverse effects of large swings in interest rates, adding $200 million in notional amount of long-term interest rate caps. As a result of these changes, Trustmark improved its interest rate sensitivity position during 2001, while experiencing a lower growth in net interest income. Trustmark's balance sheet remains slightly liability sensitive, and it is estimated that net interest income may drop less than 2% in a one-year, shocked, up 200 basis point rate shift scenario, assuming no balance sheet growth. This represents a substantial decline in rate sensitivity at year-end 2001, when compared to one year earlier and does not include further sensitivity reducing strategies that Management may employ during 2002.

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

A static gap analysis is a tool used mainly for interest rate risk measurement, which highlights significant short-term repricing volume mismatches. Management's assumptions related to the prepayment of certain loans and securities, as well as the maturity for rate sensitive assets and liabilities, are utilized for sensitivity static gap analysis. Three-month gap analysis projected at December 31, 2001, reflected a liability gap of $703 million, down from $1.0 billion on December 31, 2000. One-year gap analysis projected at December 31, 2001, reflected a liability gap of $369 million, down from $1.2 billion on December 31, 2001. This new static gap analysis indicates that, though liability sensitive to interest rate movements, Trustmark is more favorably positioned for a rising interest rate environment, when compared to year-end 2000.

The static gap analysis does not fully capture the impact of interest rate movements on interest sensitive assets and liabilities. The interest rate sensitivity tables that follow provide additional information about Trustmark's financial instruments that are sensitive to changes in interest rates. The quantitative information about market risk is limited because it does not take into account operating transactions or anticipated hedging instruments. Also, the tabular disclosure of Trustmark's market risk is limited by its failure to accurately depict the effect on assumptions of significant changes in the economy or interest rates as well as changes in Management's expectations or intentions. The information in the interest rate sensitivity tables on pages 53 and 54 reflects contractual interest rate repricing dates and contractual maturity (including principal amortization) dates except where altered by the following assumptions:

o The scheduled maturities of mortgage-backed securities and CMOs are adjusted by the industry dealer prepayment speed for various coupon segments of the portfolio.
o Principal repayments of loans (other than residential mortgages) and early withdrawals of deposits include assumptions based on Management's experience and judgment.
o Changes in prepayment behavior of the residential mortgage portfolio are based on the current patterns of comparable mortgage-backed securities.
o For indeterminate maturity deposit products (money market, NOW and savings accounts), the tables present principal cash flows based on Trustmark's historical experience, Management's judgment and statistical analysis, as applicable, concerning their most likely withdrawal behaviors.
o Weighted average floating rates are based on the rate for that product as of December 31, 2001 and 2000.

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

Trustmark continued a risk controlling strategy that utilizes caps and floors, which will be further implemented over time. Trustmark sold a previously purchased 5-year cap contract, and purchased additional 5-year cap contracts with a total notional amount of $200 million. Trustmark continues to hold a 5-year floor contract in a notional amount of $100 million. The intent of utilizing these financial instruments is to reduce the risk associated with the effects of significant movements in interest rates. Caps and floors, which are not designated as hedging instruments, are options that are linked to a notional principal amount and an underlying indexed interest rate. Exposure to loss on these options will increase or decrease as interest rates fluctuate.

Liquidity

Trustmark's goal is to maintain an adequate liquidity position to satisfy the cash flow requirements of depositors and borrowers while meeting the cash flow needs which Trustmark requires for growth. The liquidity position of Trustmark is monitored on a daily basis by Trustmark's Treasury division. In addition, the Asset/Liability Committee reviews liquidity on a regular basis and approves any changes in strategy that are necessary as a result of balance sheet or anticipated cash flow changes. Also, on a monthly basis, Management compares Trustmark's liquidity position to established corporate policies. At December 31, 2001, Trustmark was within all established guidelines. Trustmark was able to improve overall liquidity capacity during 2001, as indicated by the reduction in the loan to deposit ratio and reliance on wholesale funding. The ability to maintain consistent cash flows from operations as well as adequate capital also enhances Trustmark's liquidity.

The primary source of liquidity on the asset side of the balance sheet are maturities and cash flows from both loans and securities as well as the ability to sell certain loans and securities. Liquidity on the liability side is generated primarily through growth in core deposits and the ability to obtain economical wholesale funding in national and regional markets through a variety of sources. Sources of wholesale funding are federal funds, repurchase agreements, brokered CD's and FHLB advances which allow Trustmark to meet necessary funding requirements as well as provide excess capacity for contingency funding needs.

RECENT PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations." SFAS No. 141 addresses financial accounting and reporting for business combinations and supersedes APB Opinion No. 16, "Business Combinations" and SFAS No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises." This statement eliminates the pooling of interests method for accounting for business combinations and requires intangible assets that meet certain criteria be reported separately from goodwill. The provisions of this statement apply to all business combinations initiated after June 30, 2001. Trustmark applied the provisions of this statement to its combination with Nashoba Bancshares, Inc. during the fourth quarter of 2001. For further discussion, see Note 2 - Business Combinations.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." This statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, "Intangible Assets." This statement requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. This statement also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and also be reviewed for impairment. Impairment losses resulting from the initial application of this statement are to be reported as a change in accounting principle. This statement is effective for fiscal years beginning after December 15, 2001, and must be applied to all goodwill and other intangible assets recognized in the financial statements. Trustmark adopted this statement effective January 1, 2002, without any impairment losses recognized.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business. This statement also amends Accounting Research Bulletin No. 51, "Consolidated
Financial Statements." SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early application encouraged. The effects of this statement did not have a material impact on Trustmark's consolidated financial position or results of operations upon adoption on January 1, 2002.

INTEREST RATE SENSITIVITY TABLE
December 31, 2001
($ in thousands)

                                                                                                                      Estimated
                                      2002        2003       2004       2005       2006     Thereafter     Total      Fair Value
                                   ----------   --------   --------   --------   --------   ----------   ----------   ----------
LOANS, NET
  Fixed Rate                       $1,296,150   $727,973   $497,001   $303,316   $215,132    $236,378    $3,275,950   $3,342,322
   Average Int Rate                     7.45%      7.90%      6.99%      7.55%      7.22%       7.17%         7.60%
  Floating Rate                    $  521,975   $120,243   $ 97,913   $ 90,354   $ 72,406    $269,991    $1,172,882   $1,172,882
   Average Int Rate                     4.56%      3.77%      3.63%      3.47%      3.82%       3.73%         4.08%
INVESTMENT SECURITIES
  Fixed Rate                       $  509,427   $258,525   $302,006   $239,924   $151,669    $342,111    $1,803,662   $1,832,527
   Average Int Rate                     5.68%      6.59%      6.68%      6.82%      6.86%       5.95%         6.28%
  Floating Rate                    $      930   $  7,107   $ 13,729   $ 11,847   $  9,923    $  6,349    $   49,885   $   49,885
   Average Int Rate                     3.83%      3.09%      3.00%      2.99%      2.98%       2.98%         3.02%
OTHER EARNING ASSETS
  Floating Rate                    $  137,521          -          -          -          -           -    $  137,521   $  137,521
   Average Int Rate                     1.95%         -          -          -          -           -          1.95%
INTEREST-BEARING DEPOSITS
  Fixed Rate                       $1,455,973   $241,892   $117,737   $ 40,929   $ 32,246    $    151    $1,888,928   $1,915,258
   Average Int Rate                     3.91%      4.41%      4.71%      6.34%      5.23%       6.59%         4.11%
 Floating Rate                     $  604,122   $238,789   $238,789   $238,789   $236,511           -    $1,557,000   $1,557,000
   Average Int Rate                     1.30%      1.07%      1.07%      1.07%      1.07%          -          1.16%
OTHER INTEREST-BEARING LIABILITIES
 Fixed Rate                        $   72,047          -   $ 50,000   $100,000   $ 75,000           -    $  297,047   $  318,899
   Average Int Rate                     3.11%         -       4.65%      5.49%      5.60%          -          4.80%
 Floating Rate                     $1,536,633          -          -          -          -           -    $1,536,633   $1,536,633
   Average Int Rate                     1.49%         -          -          -          -           -          1.49%

INTEREST RATE SENSITIVITY TABLE
December 31, 2000
($ in thousands)

                                                                                                                      Estimated
                                      2001        2002       2003       2004       2005     Thereafter     Total      Fair Value
                                   ----------   --------   --------   --------   --------   ----------   ----------   ----------
LOANS, NET
  Fixed Rate                       $1,043,430   $560,428   $431,171   $305,215   $204,149    $416,673    $2,961,066   $2,936,979
   Average Int Rate                     8.55%      8.45%      8.61%      7.94%      8.10%       7.42%         8.08%
  Floating Rate                    $  545,097   $ 89,621   $ 61,635   $ 47,246   $ 72,702    $300,716    $1,117,017   $1,118,668
   Average Int Rate                     8.67%      7.97%      7.95%      7.32%      7.27%       6.21%         7.76%
INVESTMENT SECURITIES
  Fixed Rate                       $  553,415   $296,444   $250,882   $275,089   $215,130    $483,198    $2,074,158   $2,090,147
   Average Int Rate                     6.38%      6.68%      6.87%      6.92%      6.88%       6.76%         6.70%
  Floating Rate                    $      291   $  2,107   $ 11,784   $ 13,207   $ 11,464    $ 13,077    $   51,930   $   51,930
   Average Int Rate                     6.56%      6.67%      6.58%      6.57%      6.56%       6.56%         6.57%
OTHER EARNING ASSETS
  Floating Rate                    $   47,849          -          -          -          -           -    $   47,849   $   47,849
   Average Int Rate                     6.61%         -          -          -          -           -          6.61%
INTEREST-BEARING DEPOSITS
  Fixed Rate                       $1,408,233   $279,511   $ 49,590    $ 15,954  $ 28,456    $    220    $1,781,964   $1,790,396
   Average Int Rate                     5.74%      6.21%      5.96%       5.55%     6.85%       7.02%         5.83%
 Floating Rate                     $  501,373   $221,891   $221,891    $139,756  $139,756    $ 99,091    $1,323,758   $1,323,758
   Average Int Rate                     3.54%      2.16%      2.16%       2.16%     2.16%       1.52%         2.63%
OTHER INTEREST-BEARING LIABILITIES
 Fixed Rate                        $  207,964          -          -           -         -           -    $  207,964   $  207,964
   Average Int Rate                     6.53%         -          -           -         -           -          6.53%
 Floating Rate                     $1,930,013          -          -           -         -           -    $1,930,013   $1,930,013
   Average Int Rate                     6.21%         -          -           -         -           -          6.21%