Form 10-K, Exhibit 13
period 2002-12-31
TRUSTMARK CORP
filed 2003-03-21
CIK 36146

Exhibit 13


        Management's Statement on Responsibility for Financial Reporting

The management of Trustmark is responsible for the content and integrity of the consolidated financial statements, related disclosures and other information included in this annual report. The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States applied on a consistent basis. The financial statements presented include specific amounts determined using Management's best estimates and judgments.

Management has established, maintains and relies on Trustmark's accounting and related systems of internal controls. These systems provide reasonable assurance that transactions are properly authorized and recorded in the consolidated financial statements and safeguard the corporation's assets from material loss or misuse. Trustmark maintains an internal audit staff that monitors compliance with the corporation's accounting and internal control systems and reports to the Audit and Finance Committee of the Board of Directors.

The Audit and Finance Committee of the Board of Directors, composed entirely of independent directors, meets periodically with Management, internal audit and the independent auditors to ensure that each is carrying out their responsibilities. The independent auditors, internal auditors and members of Management each have full and free access to meet privately as well as together with the Audit and Finance Committee to discuss internal controls, accounting, auditing or other financial matters.

The  consolidated  financial  statements of Trustmark  have been audited by KPMG
LLP, independent auditors, who were engaged to express an opinion whether the consolidated financial statements presented in this annual report fairly present, in all material respects, the financial position, results of operations and cash flows of Trustmark for the periods presented.



/s/ Richard G. Hickson                                        /s/ Zach L. Wasson

Richard G. Hickson                                            Zach L. Wasson
Chairman and                                                  Treasurer
Chief Executive Officer

Independent Auditors' Report

The Board of Directors and Shareholders
Trustmark Corporation:

We have audited the accompanying consolidated balance sheets of Trustmark Corporation and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Trustmark
Corporation and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 1 and 7 to the consolidated financial statements, effective January 1, 2002, the Company changed its method of accounting for goodwill and other intangible assets. Also, as discussed in Note 1 and 4, effective January 1, 2000, the Company changed its method of accounting for derivative instruments and hedging activities.

                                       /s/ KPMG LLP
Jackson, Mississippi
January 20, 2003

Trustmark Corporation and Subsidiaries
Consolidated Balance Sheets
($ in thousands)

                                                              December 31,
                                                        ------------------------
                                                           2002          2001
                                                        ----------    ----------
Assets
Cash and due from banks (noninterest-bearing)           $  357,427    $  328,779
Federal funds sold and securities purchased
    under reverse repurchase agreements                     23,957       137,521
Securities available for sale (at fair value)            1,262,570     1,061,495
Securities held to maturity (fair value:
    $578,150 -2002; $820,917- 2001)                        549,197       792,052
Loans                                                    4,617,366     4,524,366
Less allowance for loan losses                              74,771        75,534
                                                        ----------    ----------
     Net loans                                           4,542,595     4,448,832
Premises and equipment, net                                104,113        97,158
Intangible assets (including goodwill of
     $48,028 - 2002; $41,004 - 2001)                       119,643       116,691
Other assets                                               179,204       197,811
                                                        ----------    ----------
     Total Assets                                       $7,138,706    $7,180,339
                                                        ==========    ==========

Liabilities
Deposits:
     Noninterest-bearing                                $1,251,240    $1,167,437
     Interest-bearing                                    3,435,056     3,445,928
                                                        ----------    ----------
         Total deposits                                  4,686,296     4,613,365
Federal funds purchased                                    319,985       235,781
Securities sold under repurchase agreements                634,993       801,725
Short-term borrowings                                      275,959       558,687
Long-term FHLB advances                                    475,000       225,000
Other liabilities                                           66,939        60,337
                                                        ----------    ----------
     Total Liabilities                                   6,459,172     6,494,895

Commitments and Contingencies

Shareholders' Equity
Common stock, no par value:
     Authorized: 250,000,000 shares
     Issued and outstanding: 60,516,668 shares - 2002;
         63,705,671 shares - 2001                           12,609        13,273
Capital surplus                                            188,652        66,083
Retained earnings                                          470,317       587,387
Accumulated other comprehensive income,
     net of tax                                              7,956        18,701
                                                        ----------    ----------
     Total Shareholders' Equity                            679,534       685,444
                                                        ----------    ----------
     Total Liabilities and Shareholders' Equity         $7,138,706    $7,180,339
                                                        ==========    ==========

See notes to consolidated financial statements.

Trustmark Corporation and Subsidiaries
Consolidated Statements of Income
($ in thousands except per share data)

                                                            Years Ended December 31,
                                                        --------------------------------
                                                          2002        2001        2000
                                                        --------    --------    --------
Interest Income
Interest and fees on loans                              $305,709    $340,809    $344,576
Interest on securities:
     Taxable                                              89,562     123,971     133,742
     Tax exempt                                            8,867       9,463       7,703
Interest on federal funds sold and securities
     purchased under reverse repurchase agreements           424         921       2,155
Other interest income                                      1,390         982           -
                                                        --------    --------    --------
     Total Interest Income                               405,952     476,146     488,176

Interest Expense
Interest on deposits                                      79,059     126,356     126,329
Interest on federal funds purchased and securities
     sold under repurchase agreements                     12,652      42,390      68,618
Other interest expense                                    22,055      40,496      60,249
                                                        --------    --------    --------
     Total Interest Expense                              113,766     209,242     255,196
                                                        --------    --------    --------
Net Interest Income                                      292,186     266,904     232,980
Provision for loan losses                                 14,107      13,200      10,401
                                                        --------    --------    --------
Net Interest Income After Provision
     for Loan Losses                                     278,079     253,704     222,579

Noninterest Income
Service charges on deposit accounts                       50,056      46,769      41,883
Other account charges and fees                            28,371      29,473      32,355
Insurance commissions                                     17,837      11,635      10,043
Mortgage servicing fees                                   17,247      16,920      14,781
Trust service income                                       9,962       9,423       9,912
Securities gains                                          13,568       2,448       9,388
Gains on sales of loans                                    9,353       9,163       2,978
Other income                                              (4,524)      6,159       3,200
                                                        --------    --------    --------
     Total Noninterest Income                            141,870     131,990     124,540

Noninterest Expense
Salaries and employee benefits                           119,801     110,540     100,253
Net occupancy - premises                                  12,088      11,576      10,404
Equipment expense                                         15,085      15,651      15,511
Services and fees                                         32,414      30,098      26,216
Amortization/impairment of intangible assets              24,275      14,129       8,618
Loan expense                                               9,765       9,560       7,987
Other expense                                             20,413      22,713      19,805
                                                        --------    --------    --------
     Total Noninterest Expense                           233,841     214,267     188,794
                                                        --------    --------    --------
Income Before Income Taxes and Cumulative Effect
     of a Change in Accounting Principle                 186,108     171,427     158,325
Income taxes                                              64,968      60,146      54,124
                                                        --------    --------    --------
Income Before Cumulative Effect of a Change in
     Accounting Principle                                121,140     111,281     104,201
Cumulative effect of a change in accounting
     principle, net of tax                                     -           -      (2,464)
                                                        --------    --------    --------
Net Income                                              $121,140    $111,281    $101,737
                                                        ========    ========    ========
Earnings Per Share
  Basic earnings per share before cumulative
     effect of a change in accounting principle         $   1.95    $   1.72    $   1.53
  Cumulative effect of a change in accounting
     principle, net of tax                                     -           -       (0.03)
                                                        --------    --------    --------
  Basic earnings per share                              $   1.95    $   1.72    $   1.50
                                                        ========    ========    ========
  Diluted earnings per share before cumulative
     effect of a change in accounting principle         $   1.94    $   1.72    $   1.53
  Cumulative effect of a change in accounting
     principle, net of tax                                     -           -       (0.03)
                                                        --------    --------    --------
  Diluted earnings per share                            $   1.94    $   1.72    $   1.50
                                                        ========    ========    ========
See notes to consolidated financial statements.

Trustmark Corporation and Subsidiaries
Consolidated Statements of Changes in Shareholders' Equity
($ in thousands except per share data)

                                                            Common Stock                               Accumulated
                                                        ---------------------                             Other
                                                          Shares                Capital    Retained   Comprehensive
                                                        Outstanding   Amount    Surplus    Earnings       Income        Total
                                                        -----------   -------   --------   --------   -------------   --------
Balance, January 1, 2000                                 70,423,993   $14,672   $193,721   $444,999   $       2,364   $655,756
Comprehensive income:
     Net income per consolidated statements of income             -         -          -    101,737               -    101,737
     Net change in fair value of
       securities available for sale, net of tax                  -         -          -          -           7,922      7,922
     Net change in fair value of cash flow
       hedges, net of tax                                         -         -          -          -            (472)      (472)
                                                                                                                      --------
          Comprehensive income                                    -         -          -          -               -    109,187
Cash dividends paid ($0.51 per share)                             -         -          -    (34,629)              -    (34,629)
Repurchase and retirement of common stock                (5,668,971)   (1,181)   (99,492)         -               -   (100,673)
                                                        -----------   -------   --------   --------   -------------   --------
Balance, December 31, 2000                               64,755,022    13,491     94,229    512,107           9,814    629,641
Comprehensive income:
     Net income per consolidated statements of income             -         -          -    111,281               -    111,281
     Net change in fair value of
       securities available for sale, net of tax                  -         -          -          -           7,610      7,610
     Net change in fair value of cash flow
       hedges, net of tax                                         -         -          -          -           1,277      1,277
                                                                                                                      --------
          Comprehensive income                                    -         -          -          -               -    120,168
Cash dividends paid ($0.56 per share)                             -         -          -    (36,001)              -    (36,001)
Common stock issued in business combination               2,405,630       501     45,521          -               -     46,022
Common stock issued, long-term incentive plan                   620         -         (8)         -               -         (8)
Repurchase and retirement of common stock                (3,455,601)     (719)   (73,659)         -               -    (74,378)
                                                        -----------   -------   --------   --------   -------------   --------
Balance, December 31, 2001                               63,705,671    13,273     66,083    587,387          18,701    685,444
Comprehensive income:
     Net income per consolidated statements of income             -         -          -    121,140               -    121,140
     Net change in fair value of
       securities available for sale, net of tax                  -         -          -          -          (3,845)    (3,845)
     Net change in fair value of cash flow
       hedges, net of tax                                         -         -          -          -          (3,771)    (3,771)
     Net change in unfunded accumulated benefit
       obligation, net of tax                                     -         -          -          -          (3,129)    (3,129)
                                                                                                                      --------
          Comprehensive income                                    -         -          -          -                    110,395
Cash dividends paid ($0.62 per share)                             -         -          -    (38,210)                   (38,210)
Common stock issued, long-term incentive plan                65,712        14        668          -               -        682
Repurchase and retirement of common stock                (3,254,715)     (678)   (78,099)         -               -    (78,777)
Transfer to capital surplus                                       -         -    200,000   (200,000)              -          -
                                                        -----------   -------   --------   --------   -------------   --------
Balance, December 31, 2002                               60,516,668   $12,609   $188,652   $470,317   $       7,956   $679,534
                                                        ===========   =======   ========   ========   =============   ========

See notes to consolidated financial statements.

Trustmark Corporation and Subsidiaries
Consolidated Statements of Cash Flows
($ in thousands)

                                                                             Years Ended December 31,
                                                                      --------------------------------------
                                                                         2002          2001          2000
                                                                      ----------    ----------    ----------
Operating Activities
Net income                                                            $  121,140    $  111,281    $  101,737
Adjustments to reconcile net income to net cash provided
     by operating activities:
        Provision for loan losses                                         14,107        13,200        10,401
        Depreciation and amortization                                     36,871        26,864        20,909
        Net amortization (accretion) of securities                         1,062           785        (2,396)
        Securities gains                                                 (13,568)       (2,448)       (9,388)
        Gains on sales of loans                                           (9,353)       (9,163)       (2,978)
        Deferred income tax (benefit) provision                           (5,104)        3,111         2,469
        Cumulative effect of a change in accounting principle                  -             -         3,820
        Proceeds from sale of loans held for sale                      1,059,396     1,235,114       494,867
        Purchases and originations of loans held for sale             (1,138,231)   (1,099,548)     (700,696)
        Proceeds from sales of trading securities                              -           990       130,575
        Purchases of trading securities                                        -             -          (990)
        Net increase in intangible assets                                (16,859)      (25,037)       (9,936)
        Net decrease (increase) in other assets                           22,972        (8,902)      (37,022)
        Net (decrease) increase in other liabilities                      (7,506)       (5,916)        7,779
        Other operating activities, net                                    3,726         2,532           442
                                                                      ----------    ----------    ----------
Net cash provided by operating activities                                 68,653       242,863         9,593

Investing Activities
Proceeds from calls and maturities of securities held to maturity        267,055       216,611       200,389
Proceeds from calls and maturities of securities available for sale      440,840       573,765       149,217
Proceeds from sales of securities available for sale                     315,597        14,700       144,726
Purchases of securities held to maturity                                 (21,887)            -      (193,095)
Purchases of securities available for sale                              (956,684)     (407,796)     (362,571)
Net decrease (increase) in federal funds sold and securities
     purchased under reverse repurchase agreements                       113,564       (31,368)      (18,250)
Net (increase) decrease in loans                                         (19,682)      (67,359)       69,408
Purchases of premises and equipment                                      (17,340)      (12,892)      (10,817)
Proceeds from sales of premises and equipment                                738           123           209
Proceeds from sales of other real estate                                   4,223         3,676         4,032
Net cash paid in business combinations                                    (7,799)      (62,739)            -
                                                                      ----------    ----------    ----------
Net cash provided (used) by investing activities                         118,625       226,721       (16,752)

Financing Activities
Net increase in deposits                                                  72,931         7,781       133,622
Net decrease in federal funds purchased and securities sold
     under repurchase agreements                                         (82,528)     (229,657)     (122,407)
Net decrease in other borrowings                                        (282,728)     (332,193)     (100,060)
Proceeds from long-term FHLB advances                                    250,000       225,000       250,000
Cash dividends                                                           (38,210)      (36,001)      (34,629)
Common stock transactions, net                                           (78,095)      (74,386)     (100,673)
                                                                      ----------    ----------    ----------
Net cash (used) provided by financing activities                        (158,630)     (439,456)       25,853
                                                                      ----------    ----------    ----------
Increase in cash and cash equivalents                                     28,648        30,128        18,694
Cash and cash equivalents at beginning of year                           328,779       298,651       279,957
                                                                      ----------    ----------    ----------
Cash and cash equivalents at end of year                              $  357,427    $  328,779    $  298,651
                                                                      ==========    ==========    ==========

See notes to consolidated financial statements.

NOTE 1 - BUSINESS, BASIS OF FINANCIAL STATEMENT PRESENTATION, SIGNIFICANT ACCOUNTING POLICIES AND RECENT PRONOUNCEMENTS

BUSINESS
Trustmark Corporation (Trustmark) is a bank holding company headquartered in Jackson, Mississippi. Trustmark provides a broad array of banking and financial solutions through over 150 offices in Mississippi and Tennessee.

BASIS OF FINANCIAL STATEMENT PRESENTATION
The consolidated financial statements include the accounts of Trustmark and its wholly-owned bank subsidiaries, Trustmark National Bank (TNB) and Somerville Bank & Trust Company. All intercompany accounts and transactions have been eliminated in consolidation.

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. Management is required to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of mortgage servicing rights.

Certain reclassifications have been made to prior periods to conform to the current year presentation.

SIGNIFICANT ACCOUNTING POLICIES

Trading Account Securities

Trading account securities are purchased and held for resale in anticipation of short-term market movements. Trading account securities typically consist of debt securities and are carried at fair value. Gains and losses, both realized and unrealized, are classified as other income.

Securities Available for Sale and Held to Maturity

Management determines the appropriate classification of securities at the time of purchase. Debt securities are classified as held to maturity when Trustmark has the intent and ability to hold the security to maturity. Securities held to maturity are stated at amortized cost.

Securities not classified as held to maturity or trading are classified as available for sale and are stated at fair value. Unrealized gains and losses, net of tax, on these securities are recorded in shareholders' equity as accumulated other comprehensive income. Securities classified as available for sale include securities that may be used as part of the asset/liability strategy or that may be sold in response to interest rate movements, liquidity needs, changes in prepayment expectations or for other business purposes.

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

Mortgage loans held for sale in the secondary market are carried at the lower of cost or estimated fair value on an aggregate basis. These loans are primarily first-lien mortgage loans originated or purchased by Trustmark. Any declines in estimated fair value below the cost basis of mortgages held for sale are recognized through a valuation allowance and charged to income.

A loan is classified as nonaccrual and the accrual of interest on such loan is discontinued when the contractual payment of principal or interest becomes 90 days past due or if Management has serious doubts about further collectibility of principal or interest, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on nonaccrual status, unpaid interest is reversed against interest income. Interest received on nonaccrual loans is applied against principal. Loans are restored to accrual status when the obligation is brought current or has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

A loan is considered impaired when, based on current information and events, it is probable that Trustmark will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Loans classified as nonaccrual, excluding residential mortgages, consumer and other homogeneous loans, are considered impaired loans. Specific allowances for impaired loans are based on comparisons of the recorded carrying values of the loans to the present value of these loans' estimated cash flows at each loan's original effective interest rate, the fair value of the collateral or the loans' observable market prices. The policy for recognizing income on impaired loans is consistent with the nonaccrual policy.

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

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is charged to expense over the estimated useful lives of the assets, which are up to thirty-nine years for buildings and three to seven years for furniture and equipment. Leasehold improvements are amortized over the terms of the respective leases, or the estimated useful lives of the improvements, whichever is shorter. Depreciation and amortization expenses are computed using both straight-line and accelerated methods. Trustmark continually evaluates whether events and circumstances have occurred that indicate that such long-lived assets have been impaired. Measurement of any impairment of such long-lived assets is based on those assets' fair values. There were no impairment losses on premises and equipment recorded during 2002, 2001 or 2000.

Intangible Assets

Intangible assets consist of goodwill, identifiable intangible assets and mortgage servicing rights. Effective January 1, 2002, Trustmark adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." This statement requires that goodwill no longer be amortized, while amortizing other identifiable intangibles over their respective useful lives to their estimated residual values and measuring these assets for possible impairment. Included in Note 7 - Intangible Assets are the specific carrying values, amortization and pro forma disclosures as required by SFAS No. 142.

Goodwill, which represents the excess of cost over the fair value of the net assets of an acquired business, was amortized on a straight-line method up to twenty years prior to the adoption of SFAS No. 142. Effective January 1, 2002, goodwill is no longer amortized but tested for impairment annually.

Identifiable intangible assets, comprised primarily of core deposit intangibles and insurance customer relationship intangibles, represent the net present value of the future economic benefits related to the use of an acquired deposit and insurance base. These assets are being amortized on a straight-line method up to fifteen years. The results of straight-line amortization are not materially different from an accelerated method.

Mortgage servicing rights are rights to service mortgage loans for others, whether the loans were acquired through purchase or loan origination. Purchased mortgage servicing rights are capitalized at cost. For loans originated and sold where the servicing rights have been retained, Trustmark allocates the cost of the loan and the servicing right based on their relative fair values. Mortgage servicing rights are amortized over the estimated period of the related net servicing income.

Impairment of goodwill, core deposit intangibles and insurance customer relationship intangibles is evaluated annually or whenever events or changes in circumstances indicate that the carrying amount should be assessed. Impairment for mortgage servicing rights is determined using estimated fair values with the loans stratified by product type and term. Impairment, if any, for goodwill, core deposit intangibles and insurance customer relationship intangibles is recognized as a permanent charge to noninterest expense. Impairment, if any, for mortgage servicing rights is recognized through a valuation allowance with a corresponding charge to noninterest expense.

Other Real Estate Owned

Other real estate owned includes assets that have been acquired in satisfaction of debt through foreclosure. Other real estate owned is reported in other assets and is recorded at the lower of cost or estimated fair value less the estimated cost of disposition. Valuation adjustments required at foreclosure are charged to the allowance for loan losses. Subsequent to foreclosure, losses on the periodic revaluation of the property are charged to current period earnings as other expense. Costs of operating and maintaining the properties, net of related income and gains (losses) on their disposition, are charged to other expense as incurred. Improvements made to properties are capitalized if the expenditures are expected to be recovered upon the sale of the property.

Derivative Financial Instruments

Trustmark utilizes various derivative financial instruments as part of its risk management strategy and as a means to meet customers' needs. These instruments are subject to credit and market risks that are not reflected on the balance sheet. Credit risk represents the maximum potential loss due to possible nonperformance by obligors and counterparties under the terms of contracts. Market risk represents the potential loss due to the decrease in the value of a financial instrument caused primarily by changes in interest rates, prepayment speeds or the prices of debt instruments. On January 1, 2000, Trustmark adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. Trustmark uses derivatives in the form of forward contracts and interest rate locks, which are designated as cash flow hedges to mitigate interest rate exposures related to mortgage loans held for sale and mortgage loans in process as part of its normal asset/liability management strategies.

Forward contracts are agreements to purchase or sell securities or other money market instruments at a future specified date at a specified price or yield.
Trustmark's obligations under forward contracts consist of commitments to deliver mortgage loans, originated and/or purchased, in the secondary market at a future date into mortgage-backed securities. Unrealized gains or losses on these forward contracts are recorded in accumulated other comprehensive income, net of tax. Realized gains and losses on forward contracts and the sale of mortgage loans in the secondary market are recorded upon the settlement of the related forward contract and included in other income. As all of Trustmark's cash flow hedges are determined to be effective, no gains or losses related to ineffective portions of these hedges have been recognized in the results of operations for the three years ended December 31, 2002.

Trustmark  enters  into  fixed  and  variable  rate  residential  mortgage  loan commitments with customers, commonly referred to as interest rate lock commitments (rate locks). While the principal amount of the commitments under these rate locks is not recorded on Trustmark's balance sheet, the fair value of these contracts is recorded in the financial statements with changes in fair value recorded in current period earnings as other income. At December 31, 2002 and 2001, these commitments had a fair value of $1.1 million and $146 thousand, while their notional value was $143.3 million and $50.8 million, respectively.

Interest rate contracts, such as caps and floors, are options that are linked to a notional principal amount and an underlying indexed interest rate. Exposure to loss on all interest rate contracts will increase or decrease as interest rates fluctuate. These derivatives, which are not designated as hedges, are carried at their current fair value, with changes in value recognized in current period earnings as other income. When a particular cap or floor hits its strike price, a cash payment is received and included in other interest income. For these types of instruments, cash requirements and exposure to credit risk are significantly less than the notional value.

Income Taxes

Trustmark accounts for deferred income taxes using the liability method. Deferred tax assets and liabilities are based on temporary differences between the financial statement carrying amounts and tax basis of Trustmark's assets and liabilities. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled.

Stock-Based Compensation

Trustmark accounts for its incentive stock options under the recognition and measurement provisions of Accounting Principles Board (APB) Opinion No. 25 "Accounting for Stock Issued to Employees." Under APB No. 25, because the exercise price of Trustmark's incentive stock options equals the market price for the underlying stock on the date of grant, no compensation expense has been recognized. Effective January 1, 2003, Trustmark adopted the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," prospectively to all awards granted, modified or settled after January 1, 2003. The following table reflects pro forma net income and earnings per share had Trustmark elected to adopt the fair value approach of SFAS No. 123, prior to January 1, 2003 ($ in thousands except per share data):

                                           2002         2001         2000
                                         --------     --------     --------
Net income:
     As  reported                        $121,140     $111,281     $101,737
     Compensation expense, net of tax       1,530        1,315          989
                                         --------     --------     --------
     Pro forma                           $119,610     $109,966     $100,748
                                         ========     ========     ========
Earnings per share:
     As  reported
          Basic                          $   1.95     $   1.72     $   1.50
          Diluted                            1.94         1.72         1.50
     Pro forma
          Basic                              1.92     $   1.70     $   1.48
          Diluted                            1.92         1.70         1.48

The estimated fair values of stock options at their grant date during 2002, 2001 and 2000 were $8.51, $7.54 and $6.72, respectively. The estimated fair value of each option granted is calculated using the Black-Scholes option-pricing model. The following weighted average assumptions were used in the model for 2002, 2001 and 2000:

                                           2002         2001         2000
                                         --------     --------     --------
Risk-free investment rate                  5.21%        5.24%        6.53%
Expected volatility                       27.04%       30.60%       32.01%
Expected life (in years)                   7.60         7.90         8.30

Statements of Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and amounts due from banks. Trustmark paid income taxes approximating $70.4 million in 2002, $55.6 million in 2001 and $49.7 million in 2000. Interest paid on deposit liabilities and other borrowings approximated $119.2 million in 2002, $222.9 million in 2001, and $249.6 million in 2000. For the years ended December 31, 2002, 2001 and 2000, noncash transfers from loans to foreclosed properties were $6.8 million, $5.2 million and $4.2 million, respectively. Assets acquired during 2001 as a result of business combinations totaled $671 million, while liabilities assumed totaled $573 million. During 2002, $100 million of long-term Federal Home Loan Bank (FHLB) advances were transferred to short-term borrowings compared with $250 million in 2001.

Per Share Data

Basic earnings per share (EPS) is computed by dividing net income by the weighted average shares of common stock outstanding. Diluted EPS is computed by dividing net income by the weighted average shares of common stock outstanding, adjusted for the effect of potentially dilutive stock options outstanding during the period. The following table reflects weighted average shares used to calculate basic and diluted EPS for the periods presented:

                                                Years Ended December 31,
                                         --------------------------------------
                                            2002          2001          2000
                                         ----------    ----------    ----------
Basic shares                             62,250,734    64,755,382    67,884,854
Dilutive shares (due to stock options)      165,396       121,323        44,105
                                         ----------    ----------    ----------
Diluted shares                           62,416,130    64,876,705    67,928,959
                                         ==========    ==========    ==========

RECENT PRONOUNCEMENTS

In December 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure," amending SFAS No. 123, "Accounting for Stock-Based Compensation." Effective January 1, 2003, Trustmark adopted the provisions of SFAS No. 123, as amended by SFAS No. 148, under the prospective method. Under this method, Trustmark will apply the recognition provisions to all awards granted, modified or settled after January 1, 2003. The impact of this statement on Trustmark's consolidated financial position and results of operations is not expected to be material.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements in this interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The impact of this interpretation on Trustmark's consolidated financial position and results of operations is not expected to be material.

In October 2002, the FASB issued SFAS No. 147, "Acquisitions of Certain Financial Institutions." As of October 1, 2002, this statement requires financial services companies to subject all of their goodwill to annual impairment tests instead of amortizing any goodwill previously subject to SFAS No. 72, "Accounting for Certain Acquisitions of Banking or Thrift Institutions." This statement applies to all new and past financial institution acquisitions, including "branch acquisitions" that qualify as acquisitions of a business, but excluding acquisitions between mutual institutions. All acquisitions within the scope of SFAS No. 147 will now be governed by the requirements of SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." Additionally, this statement amends SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," to include long-term customer relationship intangible assets in its scope. Effective October 1, 2002, these intangibles must be evaluated for impairment. The adoption of this statement had no impact on Trustmark's consolidated financial position and results of operations.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The impact of this statement on Trustmark's consolidated financial position and results of operations is not expected to be material.

NOTE 2 - BUSINESS COMBINATIONS

On June 28, 2002, The Bottrell Insurance Agency, Inc., a wholly-owned subsidiary of TNB, acquired Chandler-Sampson Insurance, Inc. (CSI) in Jackson, Mississippi. This business combination, which is not material to Trustmark, was accounted for under the purchase method of accounting. The shareholders of CSI received $8 million in cash in connection with the merger. Excess cost over tangible net assets acquired totaled $10 million, of which $3 million and $7 million have been allocated to other identifiable intangible assets and goodwill, respectively.

On December 14, 2001, Nashoba Bancshares, Inc. (Nashoba) in Germantown, Tennessee, was merged with Trustmark in a business combination accounted for by the purchase method of accounting. Nashoba was the holding company for Nashoba Bank, and at the merger date, Nashoba had $10 million in securities, $147 million in total loans, $163 million in total assets and $132 million in total deposits. The shareholders of Nashoba received $28 million in cash in connection with the merger. Excess cost over tangible net assets acquired totaled $17 million, of which $3 million and $14 million have been allocated to core deposits and goodwill, respectively.

On April 6, 2001, Barret Bancorp, Inc. (Barret) in Barretville, Tennessee, was merged with Trustmark in a business combination accounted for by the purchase method of accounting. Barret was the holding company for Peoples Bank in Barretville, Tennessee, and Somerville Bank & Trust Company in Somerville, Tennessee. At the merger date, Barret had $104 million in securities, $307 million in total loans, $508 million in total assets and $414 million in total deposits. The shareholders of Barret received approximately 2.4 million shares of Trustmark's common stock along with $51 million in cash. Excess cost over tangible net assets acquired totaled $27 million, of which $11 million and $16 million have been allocated to core deposits and goodwill, respectively.

Trustmark's financial statements include the results of operations for the above purchase business combinations from the respective merger dates. The pro forma impact of these acquisitions on Trustmark's results of operations is immaterial.

NOTE 3 - CASH AND DUE FROM BANKS

Trustmark  is required to maintain  average  reserve  balances  with the Federal
Reserve Bank based on a percentage of deposits. The average amounts of those reserves for the years ended December 31, 2002 and 2001, were $15.2 million and $4.8 million, respectively.

NOTE 4 - SECURITIES AVAILABLE FOR SALE AND HELD TO MATURITY

A summary of the amortized cost and estimated fair value of securities available for sale and held to maturity at December 31, 2002 and 2001, follows ($ in thousands):

                                        Securities Available for Sale                      Securities Held to Maturity
                               ------------------------------------------------   ----------------------------------------------
                                              Gross        Gross     Estimated                 Gross        Gross      Estimated
                               Amortized    Unrealized   Unrealized     Fair      Amortized  Unrealized   Unrealized     Fair
                                  Cost        Gains       (Losses)     Value        Cost       Gains       (Losses)      Value
                               ----------   ----------   ---------   ----------   ---------  ----------   ----------   ---------
2002
----
U.S. Treasury and other U.S.
    Government agencies        $  182,219   $    9,960   $    (125)   $ 192,054   $       -  $        -   $        -   $       -
Obligations of states and
    political subdivisions         71,544        5,458           -       77,002     153,707      13,662            -     167,369
Mortgage-backed securities        937,753        9,082      (1,620)     945,215     395,390      15,379          (88)    410,681
Other securities                   48,299            -           -       48,299         100           -            -         100
                               ----------   ----------   ---------   ----------   ---------   ---------   ----------   ---------
     Total                     $1,239,815   $   24,500   $  (1,745)  $1,262,570   $ 549,197   $  29,041   $      (88)  $ 578,150
                               ==========   ==========   =========   ==========   =========   =========   ==========   =========
2001
----
U.S. Treasury and other U.S.
    Government agencies        $  275,250   $    7,667   $  (1,680)  $  281,237   $       -   $       -   $        -   $       -
Obligations of states and
    political subdivisions         94,271        3,562         (77)      97,756     184,368       5,888          (33)    190,223
Mortgage-backed securities        616,044       19,156         (18)     635,182     607,584      23,010            -     630,594
Other securities                   46,946          468         (94)      47,320         100           -            -         100
                               ----------   ----------   ---------   ----------   ---------   ---------   ----------   ---------
     Total                     $1,032,511   $   30,853   $  (1,869)  $1,061,495   $ 792,052   $  28,898   $      (33)  $ 820,917
                               ==========   ==========   =========   ==========   =========   =========   ==========   =========

On January 1, 2000, Trustmark adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. As allowed by SFAS No. 133, at the date of initial application of this statement, Trustmark transferred held to maturity securities with an amortized cost of $237.5 million and a fair value of $237.8 million into the available for sale category. In addition, Trustmark transferred held to maturity securities with an amortized cost of $135.1 million and a fair value of $131.2 million into the trading category. The effect of adopting SFAS No. 133 is shown as a cumulative effect of a change in accounting principle and reduced net income by $2.5 million (net of taxes) during the first quarter of 2000. In order to offset the effect of adopting SFAS No. 133, Trustmark sold available for sale equity securities which resulted in realized gains in the first quarter of $4.6 million or an after tax gain of $2.9 million. These separate transactions allowed Trustmark to reposition the investment portfolio as well as provide additional liquidity for investment opportunities in a potentially higher yielding market environment while having an insignificant impact on consolidated net income during 2000.

Gross gains as a result of calls and dispositions of securities available for sale were $13.6 million in 2002, $1.5 million in 2001 and $9.4 million in 2000. During 2002, there were no gross losses on calls and dispositions of these securities, while $28 thousand and $8 thousand were realized in 2001 and 2000, respectively.

During 2002, 2001 and 2000, there were no sales of securities held to maturity. Gross gains of $7 thousand, $968 thousand and $29 thousand were realized on calls of these securities during 2002, 2001 and 2000, respectively.

Securities with a carrying value of $1.3 billion and $1.6 billion at December 31, 2002 and 2001, respectively, were pledged to collateralize public deposits and securities sold under agreements to repurchase, and for other purposes as required or per- mitted by law.

The amortized cost and estimated fair value of securities available for sale and held to maturity at December 31, 2002, by con- tractual maturity, are shown below ($ in thousands). Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                              Securities               Securities
                                          Available for Sale        Held to Maturity
                                        -----------------------   ----------------------
                                         Amortized   Estimated    Amortized   Estimated
                                           Cost      Fair Value     Cost      Fair Value
                                        ----------   ----------   ---------   ----------
Due in one year or less                 $   34,162   $   35,445   $  12,185   $   12,393
Due after one year through five years      153,819      161,864      38,683       42,199
Due after five years through ten years     100,514      106,402      55,873       61,680
Due after ten years                         13,567       13,644      47,066       51,197
                                        ----------   ----------   ---------   ----------
                                           302,062      317,355     153,807      167,469
Mortgage-backed securities                 937,753      945,215     395,390      410,681
                                        ----------   ----------   ---------   ----------
     Total                              $1,239,815   $1,262,570   $ 549,197   $  578,150
                                        ==========   ==========   =========   ==========

NOTE 5 - LOANS

At  December  31,  2002  and  2001,  loans  consisted  of  the  following  ($ in thousands):
                                                       2002          2001
                                                    ----------    ----------
Real estate loans:
     Construction and land development              $  286,500    $  401,744
     Secured by 1-4 family residential properties    1,330,604     1,264,645
     Secured by nonfarm, nonresidential properties     811,289       703,674
     Loans held for sale                               199,680       120,845
     Other                                             112,923       103,305
Loans to finance agricultural production                37,452        33,509
Commercial and industrial                              776,510       788,982
Consumer                                               833,384       887,273
Obligations of states and political subdivisions       162,644       166,342
Other loans                                             66,380        54,047
                                                    ----------    ----------
     Loans                                           4,617,366     4,524,366
     Less allowance for loan losses                     74,771        75,534
                                                    ----------    ----------
         Net loans                                  $4,542,595    $4,448,832
                                                    ==========    ==========

Trustmark does not have any loan concentrations other than those reflected in the preceding table which exceed 10% of total loans. At December 31, 2002, Trustmark's geographic loan distribution was concentrated primarily in its Mississippi and Tennessee markets.

Changes in the allowance for loan losses were as follows ($ in thousands):

                                        2002       2001       2000
                                       -------    -------    -------

Balance at January 1                   $75,534    $65,850    $65,850
Provision charged to expense            14,107     13,200     10,401
Loans charged off                      (24,035)   (22,698)   (17,398)
Recoveries                               9,165      7,604      6,997
                                       -------    -------    -------
Net charge-offs                        (14,870)   (15,094)   (10,401)
Allowance applicable to loans
     of acquired banks                       -     11,578          -
                                       -------    -------    -------
Balance at December 31                 $74,771    $75,534    $65,850
                                       =======    =======    =======

At December 31, 2002 and 2001, the carrying amounts of nonaccrual loans were $31.6 million and $36.9 million, respectively. Included in these nonaccrual loans at December 31, 2002 and 2001, are loans that are considered to be impaired, which totaled $24.2 and $28.9 million, respectively. The specific allowance related to these impaired loans was not material. The average carrying amounts of impaired loans during 2002, 2001 and 2000 were $29.9 million, $22.7 million and $12.2 million, respectively. No material amounts of interest income were recognized on impaired loans or nonaccrual loans for each of the years in the three-year period ended December 31, 2002.

Trustmark makes loans in the normal course of business to certain directors, including their immediate families and companies in which they are principal owners. Such loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons, and do not involve more than the normal risk of collectability at the time of the transaction. At December 31, 2002 and 2001, total loans to these persons were $62.2 million and $104.8 million, respectively. During 2002, $572.6 million of new loan advances were made while repayments were $603 million. Approximately $12.2 million of these loans were reclassified as a result of directors' retirements or changes in position of executive officers during the year.

NOTE 6 - PREMISES AND EQUIPMENT

At December 31, 2002 and 2001, premises and equipment are summarized as follows ($ in thousands):

                                                       2002         2001
                                                     --------     --------
Land                                                 $ 22,059     $ 21,302
Buildings and leasehold improvements                  105,422      100,981
Furniture and equipment                               108,130       98,381
                                                     --------     --------
     Total cost of premises and equipment             235,611      220,664
Less accumulated depreciation and amortization        131,498      123,506
                                                     --------     --------
     Premises and equipment, net                     $104,113     $ 97,158
                                                     ========     ========

NOTE 7 - INTANGIBLE ASSETS

Goodwill and Other Identifiable Intangible Assets

The changes in the carrying amount of goodwill by segment for the years ended December 31, 2002 and 2001, are as follows ($ in thousands):

                                         Retail      Financial
                                         Banking     Services       Total
                                        ---------    ---------    ---------
Balance as of January 1, 2001           $       -    $  11,913    $  11,913
Additions from business combinations       30,492            -       30,492
Purchase accounting adjustments                 -          (69)         (69)
Amortization                                 (433)        (899)      (1,332)
                                        ---------    ---------    ---------
Balance as of December 31, 2001            30,059       10,945       41,004
Addition from business combination              -        6,638        6,638
Purchase accounting adjustments               438          (52)         386
                                        ---------    ---------    ---------
Balance as of December 31, 2002         $  30,497    $  17,531    $  48,028
                                        =========    =========    =========

Effective January 1, 2002, Trustmark adopted SFAS No. 142, "Goodwill and Other Intangible Assets." As of the adoption date, Trustmark had unamortized goodwill in the amount of $41.0 million and unamortized other identifiable intangible assets, consisting primarily of core deposit intangible assets, in the amount of $22.2 million. These assets are subject to the provisions of SFAS No. 142. Trustmark performed a transitional impairment test on its goodwill assets, using three separate reporting units. Two reporting units were determined by separating Trustmark's Retail Banking division into its two components, Somerville and the retail portion of TNB. The third reporting unit, The Bottrell Insurance Agency, Inc., is a subset of Financial Services. This test, as well as a subsequent routine impairment test, indicated that no impairment charge was required. Additionally, no material reclassifications of finite-lived intangible assets were made as a result of adoption.

The following table sets forth pro forma net income and earnings per share excluding goodwill amortization for the years ended December 31, 2002, 2001 and 2000 ($ in thousands, except per share data):

                                               Years Ended December 31,
                                          ----------------------------------
                                            2002         2001         2000
                                          --------     --------     --------
Net Income:
     As reported                          $121,140     $111,281     $101,737
     Goodwill amortization, net of tax           -          866        2,560
                                          --------     --------     --------
     Pro forma                            $121,140     $112,147     $104,297
                                          ========     ========     ========
Earnings per share:
     As reported
      Basic                               $   1.95     $   1.72     $   1.50
      Diluted                                 1.94         1.72         1.50
     Pro forma
      Basic                               $   1.95     $   1.73     $   1.54
      Diluted                                 1.94         1.73         1.54

At December 31, 2002 and 2001, other identifiable intangible assets consisted of the following ($ in thousands):
                                          2002                    2001
                                 ----------------------  ----------------------
                                  Gross                   Gross
                                 Carrying  Accumulated   Carrying  Accumulated
                                  Amount   Amortization   Amount   Amortization
                                 --------  ------------  --------  ------------
Identifiable Intangible Assets:
    Core deposit intangibles     $ 38,549  $     19,261  $ 38,931  $     16,715
    Insurance customer
       relationship intangibles     3,180           276         -             -
                                 --------  ------------  --------  ------------
         Total amortizable         41,729        19,537    38,931        16,715
    Pension plan intangible           596             -         -             -
                                 --------  ------------  --------  ------------
         Total                   $ 42,325  $     19,537  $ 38,931  $     16,715
                                 ========  ============  ========  ============

During 2002, Trustmark acquired $3.2 million of insurance customer relationship intangible assets resulting from the acquisition of CSI, which have a weighted average amortization period of 11.8 years. Trustmark also recorded an intangible asset related to the unrecognized prior service cost of the pension plan in the amount of $596 thousand. The value of this unamortized asset is reviewed annually and adjusted based on the value of the pension plan's assets compared with its benefit obligation. These additions to the gross carrying amounts were partially offset by the removal of fully-amortized assets. During 2002 and 2001, Trustmark recorded $3.2 million and $2.6 million, respectively, of amortization of other identifiable intangible assets.

Trustmark estimates that amortization expense for intangible assets will be $2.9 million in 2003, $1.9 million in 2004, and $1.7 million per year in 2005, 2006 and 2007.

Mortgage Servicing Rights

The changes in the carrying amount of mortgage servicing rights for the years ended December 31, 2002 and 2001, are as follows ($ in thousands):

                                     Gross                       Net
                                    Carrying     Valuation     Carrying
                                     Amount      Allowance      Amount
                                    --------     ---------     --------
Balance as of January 1, 2001       $ 43,153     $       -     $ 43,153
Additions                             20,523             -       20,523
Amortization/impairment               (8,205)       (2,000)     (10,205)
                                    --------     ---------     --------
Balance as of December 31, 2001       55,471        (2,000)      53,471
Additions                             17,376             -       17,376
Amortization/impairment              (11,540)      (10,480)     (22,020)
                                    --------     ---------     --------
Balance as of December 31, 2002     $ 61,307     $ (12,480)    $ 48,827
                                    ========     =========     ========

NOTE 8 - DEPOSITS

At December 31, 2002 and 2001, deposits consisted of the following ($ in thousands):

                                            2002            2001
                                         ----------      ----------
DDA, NOW, MMDA                           $2,193,422      $2,054,336
Savings                                     744,386         677,296
Time                                      1,748,488       1,881,733
                                         ----------      ----------
    Total deposits                       $4,686,296      $4,613,365
                                         ==========      ==========

The aggregate amount of time deposits of $100,000 or more at December 31, 2002, was $476.4 million.

The maturities of interest-bearing deposits at December 31, 2002, are as follows ($ in thousands):

2003                                                                 $1,272,604
2004                                                                    274,186
2005                                                                    116,437
2006                                                                     37,771
2007 and thereafter                                                      47,490
                                                                     ----------
    Total time deposits                                               1,748,488
Interest-bearing deposits with no stated maturity                     1,686,568
                                                                     ----------
    Total interest-bearing deposits                                  $3,435,056
                                                                     ==========

NOTE 9 - SECURITIES SOLD UNDER REPURCHASE AGREEMENTS

At December 31, 2002 and 2001, the carrying values of securities sold under repurchase agreements, by contractual maturity, are as follows ($ in thousands):

                                                             2002        2001
                                                           --------    --------
Demand/In one day                                          $554,253    $716,803
Term up to 30 days                                           27,741      26,576
Term of 30 to 90 days                                        10,999      10,323
Term of 90 days and over                                     42,000      48,023
                                                           --------    --------
     Total                                                 $634,993    $801,725
                                                           ========    ========

The weighted average interest rates for these repurchase agreements were 1.12% and 1.64% at December 31, 2002 and 2001, respectively. Specific U.S. Treasury and other U.S. Government agencies securities with carrying values of $784 million at December 31, 2002, and $874 million at December 31, 2001, collateralize the repurchase agreements. The fair value of this collateral approximated $800 million at December 31, 2002, and $897 million at December 31, 2001.

NOTE 10 - BORROWINGS

Short-Term Borrowings

At December 31, 2002 and 2001, short-term borrowings consisted of the following ($ in thousands):
                                                            2002         2001
                                                          --------     --------
Term federal funds purchased                              $100,000     $130,000
FHLB advances                                              107,710      357,911
Treasury tax and loan note option account                   45,985       49,999
Other                                                       22,264       20,777
                                                          --------     --------
     Total                                                $275,959     $558,687
                                                          ========     ========

Trustmark has received advances from the FHLB, which are classified as short-term and are collateralized by a blanket lien on Trustmark's single-family, multi-family, home equity and commercial mortgage loans. These advances consist primarily of a single advance for $100 million, which matures in October 2003 and has a floating rate of 1.35%, which is reset quarterly based on the three-month LIBOR. The remaining advances are expected to be repaid during 2003 and have interest rates ranging from 5.18% to 6.80%.

The treasury tax and loan note option account, which is collateralized by a pledge of U.S. Treasury, U.S. Government agencies and state, county and municipal securities as required by the Department of the Treasury, is an open-ended interest-bearing note maintained at the Federal Reserve Bank. Interest is charged at the weekly Federal Funds rate minus 25 basis points.

Long-Term Federal Home Loan Bank Advances

Trustmark has received noncallable advances totaling $475 million at December 31, 2002, and $225 million at December 31, 2001, which are collateralized by a blanket lien on Trustmark's single-family, multi-family, home equity and commercial mortgage loans. Advances totaling $50 million mature in 2004, $350 million in 2005 and $75 million in 2006 and have fixed and floating rates ranging from 1.78% to 5.75%. Floating rate advances are reset quarterly based on the three-month LIBOR. At December 31, 2002, Trustmark had $551.1 million available in unused FHLB advances.

Line of Credit

In June 2002, Trustmark entered into a two-year line of credit arrangement enabling borrowings up to $50 million, subject to certain financial covenants. At December 31, 2002, Trustmark had not utilized this line of credit.

NOTE 11 - INCOME TAXES

The income tax provision included in the statements of income is as follows ($ in thousands):
                                               2002         2001         2000
                                              -------      -------      -------
Current
     Federal                                  $60,969      $49,992      $46,651
     State                                      9,103        7,043        5,004
Deferred
     Federal                                   (4,364)       2,782        2,150
     State                                       (740)         329          319
                                              -------      -------      -------
          Income tax provision                $64,968      $60,146      $54,124
                                              =======      =======      =======

The income tax provision differs from the amount computed by applying the statutory federal income tax rate of 35% to income before income taxes as a result of the following ($ in thousands):

                                               2002         2001         2000
                                              -------      -------      -------
Income tax computed at statutory tax rate     $65,138      $59,999      $55,414
Tax exempt interest                            (5,753)      (6,384)      (5,548)
Nondeductible interest expense                    357          703          856
State income taxes, net                         5,436        4,792        3,460
Other                                            (210)       1,036          (58)
                                              -------      -------      -------
          Income tax provision                $64,968      $60,146      $54,124
                                              =======      =======      =======

Temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities give rise to the following net deferred tax assets at December 31, 2002 and 2001, which are included in other assets ($ in thousands):
                                                            2002         2001
                                                           -------      -------
Deferred tax assets
     Allowance for loan losses                             $28,467      $28,865
     Deferred compensation                                   6,860        6,572
     Pension plan                                              814            -
     Other                                                   5,836        3,442
                                                           -------      -------
           Total gross deferred tax asset                   41,977       38,879
                                                           -------      -------

Deferred tax liabilities
     Unrealized gains                                        8,704       11,441
     Pension plan                                                -          882
     Investment securities                                   1,100          978
     Accelerated depreciation and amortization               4,965        2,823
     Capitalized mortgage servicing rights                     890        3,300
     Intangible assets                                       5,045        3,813
     Other                                                     861        2,760
                                                           -------      -------
           Total gross deferred tax liability               21,565       25,997
                                                           -------      -------
              Net deferred tax asset                       $20,412      $12,882
                                                           =======      =======

Trustmark has evaluated the need for a valuation allowance and, based on the weight of the available evidence, has determined that it is more likely than not that all deferred tax assets will be realized.

NOTE 12 - EMPLOYEE BENEFIT PLANS

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

                                                              December 31,
                                                          --------------------
                                                           2002         2001
                                                          -------      -------
Change in projected benefit obligation
  Benefit obligation, beginning of year                   $64,201      $54,822
  Service cost                                              2,781        3,042
  Interest cost                                             4,862        4,194
  Actuarial loss                                            4,706        4,836
  Benefit payments                                         (4,580)      (2,196)
  Prior service cost                                          259         (497)
                                                          -------      -------
    Projected benefit obligation, end of year              72,229       64,201

Change in plan assets
  Fair value of plan assets, beginning of year             58,751       62,185
  Actual return on plan assets                             (1,277)      (2,874)
  Employer contributions                                    2,339        1,636
  Benefit payments                                         (4,580)      (2,196)
                                                          -------      -------
    Fair value of plan assets, end of year                 55,233       58,751
                                                          -------      -------

Funded status of plan assets
  Plan assets less than projected benefit obligation      (16,996)      (5,450)
  Remaining unrecognized transition asset                       -         (213)
  Unrecognized prior service cost                             596          548
  Unrecognized net loss                                    19,338        7,421
                                                          -------      -------
    Prepaid pension assets recorded in balance sheets     $ 2,938      $ 2,306
                                                          =======      =======

Amounts recognized in the balance sheets
  Prepaid pension asset recorded in balance sheets        $ 2,938      $ 2,306
  Accrued minimum pension liability                        (5,663)           -
  Intangible asset                                            596            -
  Accumulated comprehensive income                          5,067            -
                                                          -------      -------
    Prepaid pension assets recorded in balance sheets     $ 2,938      $ 2,306
                                                          =======      =======

                                                   Years Ended December 31,
                                                  --------------------------
                                                   2002      2001      2000
                                                  ------    ------    ------
Net periodic pension cost
  Service cost - benefits earned during
     the period                                   $2,781    $3,042    $3,028
  Interest cost on projected benefit obligation    4,862     4,194     3,709
  Expected return on plan assets                  (5,935)   (5,721)   (5,459)
  Amortization of prior service cost                 212       262       262
  Amortization of net obligation at transition      (213)     (364)     (363)
  Recognized net actuarial gain                        -         -      (436)
                                                  ------    ------    ------
    Net periodic benefit cost                     $1,707    $1,413    $  741
                                                  ======    ======    ======

Weighted-average assumptions as of end of year
  Discount rate                                    7.00%     7.50%     7.75%
  Expected long-term return on plan assets         9.00%     9.00%     9.00%
  Rate of compensation increase                    4.00%     4.00%     4.00%

Post Retirement Benefits

Trustmark does not provide any significant post-retirement or post-employment benefits to associates at normal retirement other than pension benefits.

Defined Contribution Plans

Trustmark provides its employees with a self-directed 401(k) retirement plan which allows employees to contribute a percentage of base pay, within limits provided by the Internal Revenue Code and accompanying regulations, into the plan. Trustmark's contributions to this plan were $3.0 million in 2002 and $2.7 million in both 2001 and 2000.

Deferred Compensation Plan

Trustmark provides a deferred compensation plan covering its directors, key executives and senior officers. Participants in the deferred compensation plan can defer a portion of their compensation for payment after retirement. Life insurance contracts have been purchased which may be used to fund payments under the plan. Net expenses related to this plan were $761 thousand in 2002 and $1.6 million in 2001. As a result of death benefits received in 2000, a net gain in the amount of $137 thousand was realized.

Long-Term Incentive Plan

Trustmark's incentive stock plan provides for the granting of incentive stock options and nonqualified stock options. Stock options are granted at an exercise price equal to the market value of the stock at the date of grant and are exercisable for a period not to exceed ten years from the date of grant. The maximum number of shares that can be granted under this plan is 7.0 million shares. The following tables summarize Trustmark's option activities for 2002, 2001 and 2000:

                                       2002                  2001                  2000
                                -------------------   -------------------   -----------------
                                            Average               Average             Average
                                            Option                Option              Option
                                 Shares      Price     Shares      Price    Shares     Price
                                ---------   -------   ---------   -------   -------   -------
Outstanding, beginning of year  1,232,100   $ 20.27     880,500   $ 19.70   556,250   $ 20.78
Granted                           392,350     25.43     371,100     21.68   339,250     18.06
Exercised                        (114,414)    17.08     (11,500)    21.67         -         -
Forfeited                         (59,875)    22.13      (8,000)    20.68   (15,000)    22.37
                                ---------             ---------             -------
Outstanding, end of year        1,450,161     21.85   1,232,100     20.27   880,500     19.70
                                =========             =========             =======

Exercisable, end of year          583,401     20.57     423,101     19.32   228,739     19.18
                                =========             =========             =======

                    Options Outstanding                        Options Exercisable
-----------------------------------------------------------   ----------------------
                                                   Weighted                 Weighted
                  Outstanding   Weighted Average   Average    Exercisable   Average
    Range of      December 31,  Remaining Years    Exercise   December 31,  Exercise
Exercise Prices      2002        to Expiration      Price         2002       Price
---------------   -----------   ----------------   --------   -----------   --------
$12.73 - $15.27       55,268          4.4          $ 13.53       55,268     $ 13.53
$17.82 - $20.37      302,750          7.4            18.06      139,571       18.06
$20.38 - $22.91      719,793          7.1            22.21      388,562       22.47
$22.92 - $25.46      372,350          9.3            25.46            -           -
                   ---------                                    -------
                   1,450,161          7.6            21.85      583,401       20.57
                   =========                                    =======

NOTE 13 - COMMITMENTS AND CONTINGENCIES

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

Trustmark's maximum exposure to credit loss in the event of nonperformance by the other party for loan commitments and letters of credit is represented by the contractual or notional amount of those instruments. The following table shows the contractual or notional amounts for lending related financial instruments whose contractual amounts represent credit risk at December 31 ($ in thousands):

                                                           Contract or
                                                         Notional Amount
                                                   ----------------------------
                                                      2002               2001
                                                   ----------         ---------
Loan commitments                                   $1,130,356         $ 904,429
Standby and commercial letters of
  credit written                                   $   70,387         $  38,864

Lease Commitments

Trustmark currently has lease commitments for banking premises and equipment, which expire from 2003 to 2014. These commitments contain renewal options, which extend the base lease from 5 to 20 years. Rental expense approximated $3.7 million in 2002, $3.6 million in 2001 and $3.7 million in 2000.

At December 31, 2002, future minimum rental commitments under noncancellable leases for banking premises and general offices and equipment are as follows ($ in thousands):

    2003                             $2,072
    2004                              1,805
    2005                                784
    2006                                377
    2007                                296
    Thereafter                          485
                                     ------
       Total                         $5,819
                                     ======

Early Retirement Program

In December 2002, Trustmark introduced a voluntary early retirement program for eligible associates. The cost of this program, which is expected to be completed during the first quarter of 2003, will depend on the number of associates accepting the early retirement opportunity and will result in a charge to Trustmark's results of operations in 2003.

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

NOTE 14 - SHAREHOLDERS' EQUITY

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

Management believes, as of December 31, 2002, that Trustmark and TNB meet all capital adequacy requirements to which they are subject. At December 31, 2002, the most recent notification from the Office of the Comptroller of the Currency
(OCC) categorized TNB as well capitalized. To be categorized as well capitalized, TNB must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios (defined in applicable regulations) as set forth in the table below. There are no significant conditions or events that have occurred since the OCC's notification that Management believes have affected TNB's present classification.

Trustmark's and TNB's actual regulatory capital amounts and ratios are presented in the table below ($ in thousands):

                                                                                       Minimum Regulatory
                                                 Actual          Minimum Regulatory     Provision to be
                                           Regulatory Capital     Capital Required      Well Capitalized
                                           ------------------    ------------------    ------------------
                                            Amount     Ratio      Amount      Ratio     Amount     Ratio
                                           --------    ------    --------     -----    --------    ------
At December 31, 2002:
  Total Capital (to Risk Weighted Assets)
    Trustmark Corporation                  $651,612    13.99%    $372,504     8.00%           -         -
    Trustmark National Bank                 632,096    13.86%     364,835     8.00%    $456,043    10.00%

  Tier 1 Capital (to Risk Weighted Assets)
    Trustmark Corporation                  $593,204    12.74%    $186,252     4.00%           -         -
    Trustmark National Bank                 574,910    12.61%     182,417     4.00%    $273,626     6.00%

  Tier 1 Capital (to Average Assets)
    Trustmark Corporation                  $593,204     8.72%    $204,044     3.00%           -         -
    Trustmark National Bank                 574,910     8.64%     199,562     3.00%    $332,603     5.00%

At December 31, 2001:
  Total Capital (to Risk Weighted Assets)
    Trustmark Corporation                  $655,486    14.40%    $364,071     8.00%           -         -
    Trustmark National Bank                 640,354    14.39%     355,983     8.00%    $444,979    10.00%

  Tier 1 Capital (to Risk Weighted Assets)
    Trustmark Corporation                  $598,202    13.14%    $182,035     4.00%           -         -
    Trustmark National Bank                 584,541    13.14%     177,991     4.00%    $266,987     6.00%

  Tier 1 Capital (to Average Assets)
    Trustmark Corporation                  $598,202     8.74%    $205,398     3.00%           -         -
    Trustmark National Bank                 584,541     8.73%     200,939     3.00%    $334,898     5.00%

Common Stock Repurchase Program

On October 15, 2002, the Board of Directors of Trustmark authorized the newest plan to repurchase up to 5% of common stock, or approximately 3.1 million shares, subject to market conditions and management discretion. Collectively, the capital management plans adopted by Trustmark since 1998 have authorized the repurchase of 18.5 million shares of common stock. Pursuant to these plans, Trustmark has repurchased approximately 15.6 million shares at a cost of $325.7 million, including 3.3 million shares during 2002 at a cost of $78.7 million. The current remaining authorization is approximately 2.9 million shares.

Authorization of Preferred Shares

On April 9, 2002, the shareholders approved a proposal by the Board of Directors to amend the Articles of Incorporation to authorize the issuance of up to 20 million preferred shares with no par value. The Board of Directors believes that authorizing preferred shares for potential issuance is advisable and in the best interests of Trustmark. The ability to issue preferred shares in the future will provide Trustmark with additional financial and management flexibility for general corporate and acquisition purposes. As of December 31, 2002, no such shares have been issued.

Dividends

Dividends paid by Trustmark are substantially funded from dividends received from TNB. Approval by TNB's regulators is required if the total of all dividends declared in any calendar year exceeds the total of its net income for that year combined with its retained net income of the preceding two years. During the fourth quarter of 2002, TNB applied for and received approval from its regulators to pay an additional $100.0 million in dividends during 2003. Based on this approval, TNB will have available in 2003 approximately $33.7 million plus its net income for that year to pay as dividends.

Comprehensive Income

Comprehensive income is the change in equity during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.

In addition to net income, Trustmark has identified changes related to other nonowner transactions in the Consolidated Statements of Changes in Shareholders' Equity. Changes in other nonowner transactions consist of changes in the fair value on securities available for sale, cash flow hedges and a minimum pension liability.

In the calculation of comprehensive income, certain reclassification adjustments are made to avoid duplicating items that are displayed as part of net income and other comprehensive income in that period or earlier periods. The following table reflects the reclassification amounts and the related tax effects of changes in fair value on securities available for sale, cash flow hedges and a minimum pension liabilty for the years ended December 31, 2002, 2001 and 2000 ($ in thousands):

                                                                                     Accumulated
                                                                                        Other
                                                           Before-Tax      Tax      Comprehensive
                                                             Amount       Effect       Income
Accumulated other comprehensive income:                    ----------    -------    -------------
Balance, January 1, 2000                                   $    3,860    $(1,496)   $       2,364
Net change in fair value of securities available for sale      22,217     (8,498)          13,719
Net change in fair value of cash flow hedges                     (764)       292             (472)
Less adjustment for net gains included in net income           (9,388)     3,591           (5,797)
                                                           ----------    -------    -------------
Balance, December 31, 2000                                     15,925     (6,111)           9,814
Net change in fair value of securities available for sale      14,772     (5,650)           9,122
Net change in fair value of cash flow hedges                    2,068       (791)           1,277
Less adjustment for net gains included in net income           (2,448)       936           (1,512)
                                                           ----------    -------    -------------
Balance, December 31, 2001                                     30,317    (11,616)          18,701
Net change in fair value of securities available for sale       7,341     (2,808)           4,533
Net change in fair value of cash flow hedges                   (6,107)     2,336           (3,771)
Minimum pension liability adjustment                           (5,067)     1,938           (3,129)
Less adjustment for net gains included in net income          (13,568)     5,190           (8,378)
                                                           ----------    -------    -------------
Balance, December 31, 2002                                 $   12,916    $(4,960)   $       7,956
                                                           ==========    =======    =============

NOTE 15 - FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values of financial instruments at December 31, 2002 and 2001, are as follows ($ in thousands):

                                                2002                        2001
                                      ------------------------    ------------------------
                                       Carrying     Estimated      Carrying     Estimated
                                        Value       Fair Value      Value       Fair Value
                                      ----------    ----------    ----------    ----------
Financial Assets:
   Cash and short-term investments    $  381,384    $  381,384    $  466,300    $  466,300
   Securities available for sale       1,262,570     1,262,570     1,061,495     1,061,495
   Securities held to maturity           549,197       578,150       792,052       820,917
   Net loans                           4,542,595     4,636,282     4,448,832     4,515,204
   Interest rate contracts                   730           730         9,278         9,278
Financial Liabilities:
   Deposits                            4,686,296     4,713,394     4,613,365     4,639,695
   Short-term liabilities              1,230,937     1,230,937     1,596,193     1,596,193
   Long-term FHLB advances               475,000       507,031       225,000       267,252

The methodology and significant assumptions used in estimating the fair values presented above are as follows:

In cases where quoted market prices are not available, fair values are generally based on estimates using present value techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates for those assets or liabilities cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. The estimated fair value of financial instruments with immediate and shorter-term maturities (generally 90 days or less) is assumed to be the same as the recorded book value. All nonfinancial instruments, by definition, have been excluded from these disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of Trustmark.

Cash and Short-Term Investments

The carrying amounts for cash and due from banks and short-term investments (federal funds sold and securities purchased under reverse repurchase agreements) approximate fair values due to their immediate and shorter-term maturities.

Securities

Estimated fair values for securities available for sale and securities held to maturity are based on quoted market prices where available. If quoted market prices are not available, estimated fair values are based on quoted market prices of comparable instruments.

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

Interest Rate Contracts

The fair value of interest rate contracts, such as caps and floors, is based on standard pricing methodology using current market rates and volatility.

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

NOTE 16 - DERIVATIVE FINANCIAL INSTRUMENTS

Trustmark uses derivatives to reduce interest rate exposures by mitigating the interest rate risk of mortgage loans held for sale and mortgage loans in process. Trustmark regularly enters into derivative financial instruments in the form of forward contracts, as part of its normal asset/liability management strategies. Forward contracts are agreements to purchase or sell securities or other money market instruments at a future specified date at a specified price or yield. Trustmark's obligations under forward contracts consist of commitments to deliver mortgage loans, originated and/or purchased, in the secondary market at a future date. The credit risk inherent in forward contracts arises from the potential inability of counterparties to meet the terms of their contracts; therefore, the contractual or notional amounts of these contracts do not represent Trustmark's actual exposure to credit loss. Trustmark's off-balance sheet obligations under forward contracts totaled $283.2 million as of December 31, 2002, with an unrealized loss of $3.0 million, net of deferred taxes, which is included in other comprehensive income in shareholders' equity.

Trustmark continues a risk controlling strategy that utilizes caps and floors. The intent of utilizing these financial instruments is to reduce the risk associated with the effects of significant movements in interest rates. Caps and floors, which are not designated as hedging instruments, are options linked to a notional principal amount and an underlying indexed interest rate. Exposure to loss on these options will increase or decrease as interest rates fluctuate. At December 31, 2002, Trustmark had $300 million notional amount of interest rate caps with carrying values totaling $730 thousand. These caps mature in 2006 and are linked to the three-month LIBOR, with a strike rate of 6%. Trustmark did not have any interest rate floors at December 31, 2002.

During 2002, Trustmark sold its 5-year floor contract and purchased an additional 5-year cap contract with a notional amount of $100 million. Trustmark received payments of $1.3 million on the interest rate floor during 2002, compared with $982 thousand during 2001, as the interest rate floor contract reached its strike price. These payments have been recorded as other interest income. No such payments were received in 2000.

NOTE 17 - MANAGED LOANS

During 2002, Trustmark sold $1.049 billion of residential mortgage loans in securitization transactions compared with $1.226 billion in 2001. Pretax gains on these sales totaled $8.4 million in 2002 compared with $8.1 million in 2001 and were recorded in noninterest income. Trustmark receives annual servicing fee income approximating 0.35% of the outstanding balance of the underlying loans. Mortgage servicing rights are discussed further in Note 7 - Intangible Assets. The investors and the securitization trusts have no recourse to the assets of Trustmark for failure of debtors to pay when due.

In the determination of the value of mortgage servicing rights at the dates of securitization, certain key economic assumptions are made. During 2002, mortgage servicing rights were added based on discount rates ranging from 7% to 10%, prepayment rates ranging from 7% to 30% CPR and weighted average lives ranging from four to eight years.

At December 31, 2002, the fair value of mortgage servicing rights was $48.8 million, with a weighted average life of approximately four years. Based on this information, the following table illustrates the sensitivity of the fair value of mortgage servicing rights to immediate 10% and 20% adverse changes in the following key assumptions ($ in thousands):

                                    Impact on Fair Value
                                      (Adverse Change)
                                    --------------------
Assumptions            Range          10%          20%
---------------    -------------    -------      -------
Discount Rate       7% - 12%       $(2,169)     $(3,366)
Prepayment Rate    12% - 24% CPR    (4,035)      (6,436)

These sensitivities are hypothetical and should not be considered to predict actual future performance. As changes in assumptions and changes in fair value may not be linear, it is not possible to extrapolate the impact of other scenarios from these projections. Also, changes in one assumption may result in changes in other assumptions, which might magnify or counteract the sensitivities.

NOTE 18 - SEGMENT INFORMATION

Trustmark has four reportable segments: Retail Banking, Commercial Banking, Financial Services and Treasury & Other. The Retail Banking division delivers a full range of banking, investment and risk management products and services to individuals and small businesses through Trustmark's extensive branch network. The Commercial Banking division provides various financial products and services to corporate and middle-market clients. Included among these products and services are specialized services for commercial and residential real estate development lending, indirect automobile financing and other specialized lending services. Financial Services includes trust and fiduciary services, discount brokerage services, insurance services, as well as credit card and mortgage services. Also included in this segment is a selection of investment management services including Trustmark's proprietary mutual fund family. Treasury & Other consists of asset/liability management activities that include the investment portfolio and the related gains/losses on sales of securities, as well as credit risk management, bank operations, human resources, marketing and the controller's department. Treasury & Other also includes expenses such as corporate overhead and amortization of intangible assets.

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

The following table discloses financial information by segment for the years ended December 31, 2002, 2001 and 2000 ($ in thousands):

                                                       Retail     Commercial    Financial    Treasury
2002                                                   Banking      Banking     Services     & Other       Total
----                                                 ----------   ----------   ----------   ----------   ----------
Net interest income from external customers          $   52,517   $  102,584   $   68,941   $   68,144   $  292,186
Internal funding                                         96,287      (55,240)     (25,248)     (15,799)           -
                                                     ----------   ----------   ----------   ----------   ----------
Net interest income                                     148,804       47,344       43,693       52,345      292,186
Provision for loan losses                                 5,940        5,828        1,828          511       14,107
                                                     ----------   ----------   ----------   ----------   ----------
Net interest income after provision for loan losses     142,864       41,516       41,865       51,834      278,079
Noninterest income                                       56,127          645       73,129       11,969      141,870
Noninterest expense                                     128,111       16,122       75,863       13,745      233,841
                                                     ----------   ----------   ----------   ----------   ----------
Income before income taxes                               70,880       26,039       39,131       50,058      186,108
Income taxes                                             24,524        8,986       13,973       17,485       64,968
                                                     ----------   ----------   ----------   ----------   ----------
Segment net income                                     $ 46,356   $   17,053   $   25,158     $ 32,573   $  121,140
                                                     ==========   ==========   ==========   ==========   ==========
Selected Financial Information
     Average assets                                  $2,353,117   $1,580,113   $1,118,722   $1,789,840   $6,841,792
     Depreciation and amortization                   $    5,257   $      184   $   22,137   $    9,293   $   36,871

2001
----
Net interest income from external customers          $   24,861   $  124,469   $   50,037   $   67,537   $  266,904
Internal funding                                        119,992      (79,946)     (16,012)     (24,034)           -
                                                     ----------   ----------   ----------   ----------   ----------
Net interest income                                     144,853       44,523       34,025       43,503      266,904
Provision for loan losses                                 6,912        3,814        2,109          365       13,200
                                                     ----------   ----------   ----------   ----------   ----------
Net interest income after provision for loan losses     137,941       40,709       31,916       43,138      253,704
Noninterest income                                       54,211          510       66,183       11,086      131,990
Noninterest expense                                     126,440       15,606       58,066       14,155      214,267
                                                     ----------   ----------   ----------   ----------   ----------
Income before income taxes                               65,712       25,613       40,033       40,069      171,427
Income taxes                                             22,731        8,844       14,105       14,466       60,146
                                                     ----------   ----------   ----------   ----------   ----------
Segment net income                                   $   42,981   $   16,769   $   25,928   $   25,603   $  111,281
                                                     ==========   ==========   ==========   ==========   ==========
Selected Financial Information
     Average assets                                  $2,271,258   $1,591,874   $  883,977   $2,240,751   $6,987,860
     Depreciation and amortization                   $    4,856   $      209   $   10,940   $   10,859   $   26,864

2000
----
Net interest income from external customers          $   27,610   $  128,890   $   47,455   $   29,025   $  232,980
Internal funding                                         95,034      (92,189)     (20,919)      18,074            -
                                                     ----------   ----------   ----------   ----------   ----------
Net interest income                                     122,644       36,701       26,536       47,099      232,980
Provision for loan losses                                 6,620        2,071        1,710            -       10,401
                                                     ----------   ----------   ----------   ----------   ----------
Net interest income after provision for loan losses     116,024       34,630       24,826       47,099      222,579
Noninterest income                                       50,637          594       58,475       14,834      124,540
Noninterest expense                                     110,969       15,824       47,915       14,086      188,794
                                                     ----------   ----------   ----------   ----------   ----------
Income before income taxes and cumulative
     effect of a change in accounting principle          55,692       19,400       35,386       47,847      158,325
Income taxes                                             19,219        6,699       12,395       15,811       54,124
                                                     ----------   ----------   ----------   ----------   ----------
Income before cumulative effect of a change
     in accounting principle                             36,473       12,701       22,991       32,036      104,201
Cumulative effect of a change in accounting
     principle (net of tax)                                   -            -            -       (2,464)      (2,464)
                                                     ----------   ----------   ----------   ----------   ----------
Segment net income                                   $   36,473   $   12,701   $   22,991   $   29,572   $  101,737
                                                     ==========   ==========   ==========   ==========   ==========
Selected Financial Information
     Average assets                                  $2,132,184   $1,509,260   $  870,981   $2,268,604   $6,781,029
     Depreciation and amortization                   $    4,190   $      205   $    5,789   $   10,725   $   20,909

NOTE 19 - TRUSTMARK CORPORATION (Parent Company Only) FINANCIAL INFORMATION ($ in thousands):

                               BALANCE SHEETS
                                                          December 31,
                                                      --------------------
                                                        2002        2001
                                                      --------    --------
Assets
Investment in banks                                   $673,426    $681,326
Other assets                                             6,254       4,482
                                                      --------    --------
    Total Assets                                      $679,680    $685,808
                                                      ========    ========

Liabilities and Shareholders' Equity
Accrued expense                                       $    146    $    364
Shareholders' equity                                   679,534     685,444
                                                      --------    --------
    Total Liabilities and Shareholders' Equity        $679,680    $685,808
                                                      ========    ========

                           STATEMENTS OF INCOME

                                                          Years Ended December 31,
                                                      --------------------------------
                                                        2002        2001        2000
                                                      --------    --------    --------
Revenue
Dividends received from banks                         $118,215    $187,570    $123,380
Earnings of subsidiaries over (under) distributions      2,616     (77,202)    (27,318)
Other income                                               697       1,418       9,018
                                                      --------    --------    --------
    Total Revenue                                      121,528     111,786     105,080
Expense                                                    388         505       3,343
                                                      --------    --------    --------
Net Income                                            $121,140    $111,281    $101,737
                                                      ========    ========    ========

                          STATEMENTS OF CASH FLOWS

                                                          Years Ended December 31,
                                                      --------------------------------
                                                        2002        2001        2000
                                                      --------    --------    --------
Operating Activities
Net income                                            $121,140    $111,281    $101,737
Adjustments to reconcile net income to net cash
  provided by operating activities:
     (Increase) decrease in investment in
       subsidiaries                                     (2,616)     77,202      27,318
     Other                                                 (85)         24         (98)
                                                      --------    --------    --------
Net cash provided by operating activities              118,439     188,507     128,957

Investing Activities
Net cash paid in business combinations                       -     (78,026)          -
Proceeds from sales of securities available for sale       813       1,546       4,933
Purchases of premises and equipment                     (4,077)          -           -
                                                      --------    --------    --------
Net cash (used) provided by investing activities        (3,264)    (76,480)      4,933

Financing Activities
Cash dividends                                         (38,210)    (36,001)    (34,629)
Common stock transactions, net                         (78,095)    (74,386)   (100,673)
                                                      --------    --------    --------
Net cash used by financing activities                 (116,305)   (110,387)   (135,302)
                                                      --------    --------    --------
Increase (decrease) in cash and cash equivalents        (1,130)      1,640      (1,412)
Cash and cash equivalents at beginning of year           3,885       2,245       3,657
                                                      --------    --------    --------
Cash and cash equivalents at end of year              $  2,755    $  3,885    $  2,245
                                                      ========    ========    ========

Trustmark (parent company only) paid income taxes of approximately $70.4 million in 2002, $55.6 million in 2001 and $49.7 million in 2000. No interest was paid during 2002, 2001 and 2000.

SELECTED FINANCIAL DATA
($ in thousands except per share data)

                Years Ended December 31,      2002         2001         2000         1999         1998
----------------------------------------   ----------   ----------   ----------   ----------   ----------
Consolidated Statements of Income
  Total interest income                    $  405,952   $  476,146   $  488,176   $  447,481   $  418,720
  Total interest expense                      113,766      209,242      255,196      205,079      191,900
                                           ----------   ----------   ----------   ----------   ----------
  Net interest income                        292,186      266,904      232,980      242,402      226,820
  Provision for loan losses                    14,107       13,200       10,401        9,072        7,771
  Noninterest income                          141,870      131,990      124,540      101,943       86,990
  Noninterest expense                         233,841      214,267      188,794      186,043      176,941
                                           ----------   ----------   ----------   ----------   ----------
  Income before income taxes and
    cumulative effect of a change in
    accounting principle                      186,108      171,427      158,325      149,230      129,098
  Income taxes                                 64,968       60,146       54,124       51,236       45,784
                                           ----------   ----------   ----------   ----------   ----------
  Income before cumulative effect
    of a change in accounting principle       121,140      111,281      104,201       97,994       83,314
  Cumulative effect of a change in
    accounting principle (net of tax)              -            -       (2,464)           -            -
                                           ----------   ----------   ----------   ----------   ----------
  Net income                               $  121,140   $  111,281   $  101,737   $   97,994   $   83,314
                                           ==========   ==========   ==========   ==========   ==========

Per Share Data
  Basic earnings per share before
      cumulative change                    $     1.95   $     1.72   $     1.53   $     1.36   $     1.14
  Cumulative effect of a change
      in accounting principle                       -            -        (0.03)           -            -
                                           ----------   ----------   ----------   ----------   ----------
  Basic earnings per share                 $     1.95   $     1.72   $     1.50   $     1.36   $     1.14
                                           ==========   ==========   ==========   ==========   ==========

  Diluted earnings per share before
      cumulative change                    $     1.94   $     1.72   $     1.53   $     1.36   $     1.14
  Cumulative effect of a change
      in accounting principle                       -            -        (0.03)           -            -
                                           ----------   ----------   ----------   ----------   ----------
  Diluted earnings per share               $     1.94   $     1.72   $     1.50   $     1.36   $     1.14
                                           ==========   ==========   ==========   ==========   ==========

  Cash dividends per share                 $     0.62   $     0.56   $     0.51   $     0.44   $     0.35
                                           ==========   ==========   ==========   ==========   ==========

                            December 31,      2002         2001         2000         1999         1998
----------------------------------------   ----------   ----------   ----------   ----------   ----------
Consolidated Balance Sheets
   Total assets                            $7,138,706   $7,180,339   $6,886,988   $6,743,404   $6,355,190
   Securities                               1,811,767    1,853,547    2,125,098    2,174,201    1,946,509
   Loans                                    4,617,366    4,524,366    4,143,933    4,014,935    3,702,318
   Deposits                                 4,686,296    4,613,365    4,058,418    3,924,796    3,946,397

SUMMARY OF QUARTERLY RESULTS OF OPERATIONS
(unaudited)
($ in thousands except per share data)

                                    2002       1st          2nd          3rd          4th
----------------------------------------   ----------   ----------   -----------  ----------
Interest income                            $  104,837   $  103,499   $  101,421   $   96,195
Net interest income                            73,929       74,791       73,093       70,373
Provision for loan losses                       4,307        3,000        3,000        3,800
Income before income taxes                     46,618       48,727       46,533       44,230
Net income                                     30,329       31,403       30,062       29,346
Earnings per share
      Basic and Diluted                          0.48         0.50         0.49         0.48

                                    2001       1st          2nd          3rd          4th
----------------------------------------   ----------   ----------   ----------   ----------
Interest income                            $  121,574   $  123,991   $  119,457   $  111,124
Net interest income                            58,199       65,893       70,127       72,685
Provision for loan losses                       2,400        2,400        3,800        4,600
Income before income taxes                     39,888       41,916       44,342       45,281
Net income                                     25,884       27,279       28,709       29,409
Earnings per share
      Basic and Diluted                          0.40         0.41         0.44         0.46


PRINCIPAL MARKETS AND PRICES OF TRUSTMARK'S STOCK

                                               Stock Prices
                            Dividends    -------------------------
                            Per Share       High           Low
                            ---------    ----------     ----------
  2002
----------
4th Quarter                  $ 0.165      $ 24.300       $ 20.350
3rd Quarter                    0.150        26.150         21.290
2nd Quarter                    0.150        27.140         24.560
1st Quarter                    0.150        25.500         23.380

  2001
----------
4th Quarter                  $ 0.150      $ 24.820       $ 21.260
3rd Quarter                    0.135        24.750         20.450
2nd Quarter                    0.135        23.770         18.000
1st Quarter                    0.135        22.625         19.375

Trustmark's common stock is listed for trading on the NASDAQ stock market as stock symbol TRMK.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following provides a narrative discussion and analysis of Trustmark Corporation's (Trustmark) financial condition and results of operations. This discussion should be read in conjunction with the consolidated financial statements and the supplemental financial data included elsewhere in this report.

BUSINESS

Trustmark is a multi-bank holding company headquartered in Jackson, Mississippi, incorporated under the Mississippi Business Corporation Act on August 5, 1968. Trustmark commenced doing business in November 1968. Through its subsidiaries, Trustmark operates as a financial services organization providing banking and financial solutions to corporate, institutional and individual customers predominantly within the states of Mississippi and Tennessee.

Trustmark National Bank (TNB), Trustmark's wholly-owned subsidiary, accounts for substantially all of the assets and revenues of Trustmark. Chartered by the State of Mississippi in 1889, TNB is also headquartered in Jackson, Mississippi. In addition to banking activities, TNB provides investment and insurance products and services to its customers through three wholly-owned subsidiaries, Trustmark Financial Services, Inc., Trustmark Investment Advisors, Inc. and The Bottrell Insurance Agency, Inc.

Trustmark also engages in banking activities through its wholly-owned subsidiary, Somerville Bank & Trust Company (Somerville), headquartered in Somerville, Tennessee. Somerville was acquired in a business combination during 2001 and presently has five locations in Somerville, Hickory Withe and Rossville, Tennessee. In addition to its banking subsidiaries, Trustmark also owns all of the stock of F. S. Corporation and First Building Corporation, both inactive nonbank Mississippi corporations. Neither Trustmark nor its subsidiaries have any foreign activities. As of December 31, 2002, Trustmark and its subsidiaries employed 2,443 full-time equivalent employees.

In 2001, Trustmark began implementation of a new brand position as a "trusted financial partner" to reflect the move from a bank to a diversified financial services organization. Trustmark engages in business through its four reportable segments: Retail Banking, Commercial Banking, Financial Services and Treasury & Other. The Retail Banking division provides banking services to individuals and small business customers. The Commercial Banking division provides commercial lending and other banking services to corporate and middle-market banking clients. Financial Services offers a full range of services to meet specialized financial needs of both individuals and corporate clients. Treasury & Other consists of internal operations, such as asset/liability management activities including the investment portfolio and the related gains/losses on sales of securities, as well as credit risk management, bank operations, human resources, marketing and the controller's department.

FORWARD-LOOKING STATEMENTS

Certain statements contained in Trustmark's Management's Discussion and Analysis of Financial Condition and Results of Operations are not statements of historical fact and constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to anticipated future operating and financial performance measures, including net interest margin, credit quality, business initiatives, growth opportunities and growth rates, among other things. Words such as "expects," "anticipates," "believes," "estimates" and other similar expressions are intended to identify these forward-looking statements. Such forward-looking statements are subject to certain risks, uncertainties and assumptions. Should one or more of these risks materialize, or should any such underlying assumptions prove to be significantly different, actual results may vary significantly from those anticipated, estimated, projected or expected. These risks could cause actual results to differ materially from current expectations of Management and include the following:

   o The level of nonperforming assets, charge-offs and provision expense can be affected by local, state and national economic and market conditions as well as Management's judgments regarding collectability of loans.
   o Material changes in market interest rates can materially affect many aspects of Trustmark's financial condition and results of operations. Trustmark is exposed to the potential of losses arising from adverse changes in market interest rates and prices which can adversely impact the value of financial products, including securities, loans, deposits, debt and derivative financial instruments. Factors that may affect the market interest rates include local, regional and national economic conditions; utilization and effectiveness of market interest rate contracts; and the availability of wholesale and retail funding sources to Trustmark. Many of these factors are outside Trustmark's control.
   o     Increases  in  prepayment  speeds of mortgage  loans  resulting  from a declining interest rate environment will have an impact on the fair value of the mortgage servicing portfolio which can materially affect Trustmark's results of operations.
   o The costs and effects of litigation and of unexpected or adverse outcomes in such litigation can materially affect Trustmark's results of operations.
   o Competition in loan and deposit pricing, as well as the entry of new competitors into our markets through de novo expansion and acquisitions, among other means, could have an effect on Trustmark's operations in our existing markets.
   o Trustmark is subject to regulation by federal banking agencies and authorities and the Securities and Exchange Commission. Changes in existing regulations or the adoption of new regulations could make it more costly for Trustmark to do business or could force changes in the manner Trustmark does business, which could have an impact on Trustmark's financial condition or results of operations.

Although Management believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. These statements are representative only as of the date hereof, and Trustmark does not assume any obligation to update these forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements.

CRITICAL ACCOUNTING POLICIES

Trustmark's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require the use of estimates and assumptions that affect the amounts reported in those consolidated financial statements. The following is a description of the accounting policies applied by Trustmark which are deemed "critical." Critical accounting policies are defined as policies that are important to the portrayal of Trustmark's financial condition and results of operations and that require Management's most difficult, subjective or complex judgments. Actual financial results could differ significantly if different judgments or estimates are applied in the application of these policies.

Allowance for Loan Losses

The allowance for loan losses is maintained at a level Management and the Board of Directors believe is adequate to absorb estimated probable losses within the loan portfolio. A formal analysis is prepared monthly to assess the risk in the loan portfolio and to determine the adequacy of the allowance for loan losses. The analysis for loan losses considers any identified impairment and estimates determined by applying specific allowance factors to the commercial and consumer loan portfolios.

Commercial loans as well as commercial real estate loans carry an internally assigned risk grade based on a scale of one to ten. An allowance factor is assigned to each loan grade based on historical loan losses in addition to other factors such as the level and trend of delinquencies, classified and criticized loans and nonperforming loans. Other factors are also taken into consideration such as local, regional and national economic trends, industry and other types of concentrations and loan loss trends that run counter to historical averages. All classified loans greater than $500 thousand are reviewed quarterly by the Asset Review Department to determine if a higher allowance factor should be applied to the loan based on a greater level of risk and probability of loss.

Consumer loans carry allowance factors applied to pools of homogeneous loans such as direct and indirect loans, credit cards, home equity loans, other types of revolving consumer lines of credit and residential mortgage loans. The allowance factor applied to each pool is based on historical loan loss trends as well as current and projected trends in loan losses. Also taken into consideration are trends in consumer delinquencies, consumer bankruptcies and the effectiveness of Trustmark's collection function as well as economic conditions and trends referred to above.

Mortgage Servicing Rights

Mortgage servicing rights are rights to service mortgage loans for others, whether the loans were acquired through purchase or loan origination. Purchased mortgage servicing rights are capitalized at cost. For loans originated and sold where the servicing rights have been retained, Trustmark allocates the cost of the loan and the servicing right based on their relative fair values. In determining the fair value of mortgage servicing rights, Trustmark relies on assumptions regarding factors such as mortgage interest rates, discount rates, mortgage loan prepayment speeds, market trends and industry demands. Any change in these assumptions could produce different fair values of mortgage servicing rights. Impairment, if any, for mortgage servicing rights is recognized through a valuation allowance with a corresponding charge to noninterest expense that is determined using estimated fair values with the loans stratified by product type and term.

Fair Values

Determining the fair value of net assets acquired through business combinations, including the recognition of intangible assets, involves a high degree of judgment and complexity. Certain assets, such as loans held for sale, are accounted for at the lower of cost or fair value. Some of these assets do not have readily available market quotations and require an estimation of their fair value. Additionally, certain recorded assets, such as goodwill and core deposit intangibles, are subject to periodic impairment analysis. As of December 31, 2002, Trustmark had unamortized goodwill totaling $48.0 million and other identifiable intangible assets subject to amortization totaling $22.8 million. These intangible assets are evaluated for impairment periodically. Impairment, if any, for goodwill and other identifiable intangible assets would be charged to noninterest expense.

BUSINESS COMBINATIONS

In June 2002, The Bottrell Insurance Agency, Inc., a wholly-owned subsidiary of TNB, acquired Chandler-Sampson Insurance, Inc. (CSI) located in Jackson, Mississippi. CSI was a regional leader in school, medical malpractice and mid-market business insurance and had total assets of approximately $2 million. This business combination, which is not material to Trustmark, was accounted for under the purchase method of accounting.

During 2001, Trustmark completed its first two interstate business combinations, with Barret Bancorp, Inc. (Barret) in Barretville, Tennessee, and with Nashoba Bancshares, Inc. (Nashoba) in Germantown, Tennessee, both in the greater Memphis, Tennessee area. On April 6, Trustmark acquired Barret, the holding company for Peoples Bank in Barretville, Tennessee, and Somerville Bank & Trust Company in Somerville, Tennessee, which collectively had 13 offices and $508 million in total assets. The shareholders of Barret received approximately 2.4 million shares of Trustmark's common stock as well as $51 million in cash. On December 14, Trustmark completed its acquisition of Nashoba, paying Nashoba's shareholders $28 million in cash. Nashoba was the holding company for Nashoba Bank and at the merger date had three offices and $163 million in total assets. Both business combinations were accounted for under the purchase method of accounting.

Trustmark's consolidated financial statements include the results of operations for the above business combinations from the respective merger dates. The pro forma impact of these acquisitions on Trustmark's results of operations is insignificant.

FINANCIAL SUMMARY HIGHLIGHTS

Trustmark's net income for the year ended December 31, 2002, totaled $121.1 million compared with $111.3 million for 2001 and $101.7 million for 2000. Basic earnings per share were $1.95 for 2002, an increase of 13.4% when compared with $1.72 for 2001. Basic earnings per share were $1.50 for 2000. Diluted earnings per share were $1.94 for 2002, $1.72 for 2001 and $1.50 for 2000. Trustmark achieved a return on average assets of 1.77%, a return on average equity of 17.93% and an efficiency ratio of 51.63% for the year ended December 31, 2002. These compared with 2001 ratios of 1.59% for return on average assets, 16.98% for return on average equity and 53.56% for the efficiency ratio, while in 2000 the return on average assets was 1.50%, the return on average equity was 15.68% and the efficiency ratio was 52.69%.

RESULTS OF OPERATIONS

Net Interest Income

Net interest income is the principal component of Trustmark's income stream and represents the difference, or spread, between interest and fee income generated from earning assets and the interest expense paid on deposits and borrowed funds. Fluctuations in interest rates as well as volume and mix changes in earning assets and interest-bearing liabilities can materially impact net interest income. The net interest margin (NIM) is computed by dividing fully taxable equivalent net interest income by average interest-earning assets and measures how effectively Trustmark utilizes its interest-earning assets in relationship to the interest cost of funding them. The Yield/Rate Analysis Table on page 48 shows the average balances for all assets and liabilities of Trustmark and the interest income or expense associated with earning assets and interest-bearing liabilities. The yields and rates have been computed based upon interest income and expense adjusted to a fully taxable equivalent (FTE) basis using a 35% federal marginal tax rate for all periods shown. Trading accounts with average balances of $11 thousand in 2002, $69 thousand in 2001 and $7.5 million in 2000 have been included in taxable securities available for sale. Nonaccruing loans have been included in the average loan balances and interest collected prior to these loans having been placed on nonaccrual has been included in interest income. Loan fees included in interest associated with the average loan balances are immaterial.

Yield/Rate Analysis Table
($ in thousands)

                                                                  Years Ended December 31,
                                                  -----------------------------------------------------------
                                                              2002                          2001
                                                  ----------------------------  ----------------------------
                                                   Average              Yield/   Average              Yield/
                                                   Balance    Interest   Rate    Balance    Interest   Rate
                                                  ----------  --------  ------  ----------  --------  ------
Assets
Interest-earning assets:
  Federal funds sold and securities purchased
    under reverse repurchase agreements           $   26,264  $    424   1.61%  $   24,629  $    921   3.74%
  Securities available for sale:
    Taxable                                          885,081    50,426   5.70%   1,078,588    68,174   6.32%
    Nontaxable                                        81,883     6,522   7.96%      91,750     7,289   7.94%
  Securities held to maturity:
    Taxable                                          588,193    39,136   6.65%     835,946    55,797   6.67%
    Nontaxable                                        89,698     7,120   7.94%      90,867     7,269   8.00%
  Loans, net of unearned income                    4,544,611   311,376   6.85%   4,302,485   346,571   8.06%
                                                  ----------  --------          ----------  --------
    Total interest-earning assets                  6,215,730   415,004   6.68%   6,424,265   486,021   7.57%
Cash and due from banks                              280,543                       258,776
Other assets                                         421,037                       376,469
Allowance for loan losses                            (75,518)                      (71,650)
                                                  ----------                    ----------
     Total Assets                                 $6,841,792                    $6,987,860
                                                  ==========                    ==========

Liabilities and Shareholders' Equity
Interest-bearing liabilities:
  Interest-bearing demand deposits                $  957,410  $ 11,991   1.25%  $  795,890  $ 19,864   2.50%
  Savings deposits                                   735,885     4,840   0.66%     637,973     7,759   1.22%
  Time deposits                                    1,819,130    62,228   3.42%   1,895,677    98,733   5.21%
  Federal funds purchased and securities
    sold under repurchase agreements                 788,618    12,652   1.60%   1,117,059    42,390   3.79%
  Short-term borrowings                              384,481     8,206   2.13%     495,607    22,167   4.47%
  Long-term FHLB advances                            327,054    13,849   4.23%     351,301    18,329   5.22%
                                                  ----------  --------          ----------  --------
     Total interest-bearing liabilities            5,012,578   113,766   2.27%   5,293,507   209,242   3.95%
                                                  ----------                    ----------
Noninterest-bearing demand deposits                1,086,487                       966,437
Other liabilities                                     66,996                        72,478
Shareholders' equity                                 675,731                       655,438
                                                  ----------                    ----------
     Total Liabilities and Shareholders' Equity   $6,841,792                    $6,987,860
                                                  ==========                    ==========

     Net Interest Margin                                       301,238   4.85%               276,779   4.31%

Less tax equivalent adjustments:
  Investments                                                    4,775                         5,095
  Loans                                                          4,277                         4,780
                                                              --------                      --------
     Net Interest Margin per Annual Report                    $292,186                      $266,904
                                                              ========                      ========

                                                     Year Ended December 31,
                                                  ----------------------------
                                                              2000
                                                  ----------------------------
                                                   Average              Yield/
                                                   Balance    Interest   Rate
                                                  ----------  --------  ------
Assets
Interest-earning assets:
  Federal funds sold and securities purchased
    under reverse repurchase agreements           $   32,496  $  2,155   6.63%
  Securities available for sale:
    Taxable                                        1,060,986    71,876   6.77%
    Nontaxable                                        68,754     5,765   8.38%
  Securities held to maturity:
    Taxable                                          938,793    61,866   6.59%
    Nontaxable                                        77,015     6,086   7.90%
  Loans, net of unearned income                    4,079,870   348,997   8.55%
                                                  ----------  --------
    Total interest-earning assets                  6,257,914   496,745   7.94%
Cash and due from banks                              268,544
Other assets                                         320,329
Allowance for loan losses                            (65,758)
                                                  ----------
     Total Assets                                 $6,781,029
                                                  ==========

Liabilities and Shareholders' Equity
Interest-bearing liabilities:
  Interest-bearing demand deposits                $  661,889  $ 23,641   3.57%
  Savings deposits                                   640,557    11,189   1.75%
  Time deposits                                    1,745,591    91,499   5.24%
  Federal funds purchased and securities
    sold under repurchase agreements               1,212,016    68,618   5.66%
  Short-term borrowings                              878,275    56,837   6.47%
  Long-term FHLB advances                             51,230     3,412   6.66%
                                                  ----------  --------
     Total interest-bearing liabilities            5,189,558   255,196   4.92%
                                                  ----------
Noninterest-bearing demand deposits                  880,020
Other liabilities                                     62,429
Shareholders' equity                                 649,022
                                                  ----------
     Total Liabilities and Shareholders' Equity   $6,781,029
                                                  ==========

     Net Interest Margin                                       241,549   3.86%

Less tax equivalent adjustments:
  Investments                                                    4,148
  Loans                                                          4,421
                                                              --------
     Net Interest Margin per Annual Report                    $232,980
                                                              ========

Management has strategically reduced Trustmark's exposure to future increases in interest rates by restructuring the balance sheet and utilizing interest rate contracts. Balance sheet restructuring has occurred by reducing Trustmark's utilization of wholesale funding, which includes short-term borrowings such as federal funds purchased, repurchase agreements and short-term FHLB advances, while increasing the reliance on liquidity provided by maturing investments.
Also, Trustmark has utilized longer term, fixed rate advances from the FHLB. Trustmark will continue to manage the overall risk exposure present during significant movements in interest rates and reduce the impact of interest rate movement on net interest income. For additional discussion, see Market/Interest Rate Risk Management on page 57.

Net interest income-FTE for the year ended December 31, 2002, increased $24.5 million, or 8.8%, when compared with 2001. Excluding business combinations, this increase would have been $17.5 million, or 6.6%. The continuing decline in interest rates experienced during 2002 has impacted both assets and liabilities. While earning asset yields were affected, a greater impact was felt in the cost of interest-bearing liabilities as Trustmark benefited from being liability sensitive for a large portion of 2002. This interest sensitivity position illustrates that Trustmark was generally able to increase net interest income in a declining rate environment, since a greater proportion of liabilities were tied to short-term rates than assets. This combination resulted in an overall positive impact to the NIM of 54 basis points, when comparing 2002 to 2001. Additionally, during 2002, Trustmark's use of interest rate caps and floors provided $1.3 million of additional interest income as the floor reached its strike price during a falling interest rate environment, compared to $982 thousand during 2001.

Average interest-earning assets for 2002 were $6.216 billion, compared with $6.424 billion in 2001, a decrease of $208.5 million, or 3.2%. This decrease results from Management's utilization of liquidity provided by maturing securities to reduce Trustmark's reliance on wholesale funding sources. In addition, a positive impact to the NIM was realized from the change in mix of interest earning assets as Trustmark effectively utilized the liquidity from maturing lower yielding securities to fund loan growth, which yielded higher returns than securities during this period. This change in mix is illustrated by loans as a percent of total earning assets increasing to 71.6% at December 31, 2002, from 69.4% at December 31, 2001. The yield on average earning assets dropped from 7.57% during 2001 to 6.68% in 2002, a decrease of 89 basis points. The combination of a decrease in the earning asset base and declining yields resulted in a decrease in interest income-FTE during 2002 of $71.0 million, or 14.6%, when compared with 2001.

Average interest-bearing liabilities for 2002 totaled $5.013 billion, compared with $5.294 billion for 2001, a decrease of $280.9 million, or 5.3%. Average interest-bearing deposits increased while federal funds purchased, repurchase agreements and borrowings decreased, continuing the trend from the prior year. This change in mix proved beneficial in reducing interest expense through the growth of lower cost core deposits versus borrowings. The average rates on interest-bearing liabilities for 2002 and 2001, were 2.27% and 3.95%, respectively, a decrease of 168 basis points. As a result of these factors, total interest expense for 2002 decreased $95.5 million, or 45.6%, when compared with 2001.

Average interest-earning assets for 2001 were $6.424 billion, compared with $6.258 billion in 2000, an increase of $166.4 million, or 2.7%. Growth was centered in average loans, which increased $222.6 million, or 5.5%, when compared with 2000. Average securities, including trading, for 2001 decreased $48.4 million, or 2.3%. The yield on average earning assets dropped from 7.94% in 2000 to 7.57% in 2001, a decrease of 37 basis points. The combination of growth in the earning asset base and declining yields resulted in a decrease in interest income-FTE during 2001 of $10.7 million, or 2.2%, when compared with 2000.

Average interest-bearing liabilities for 2001 totaled $5.294 billion compared with $5.190 billion for 2000, an increase of $103.9 million, or 2.0%. Average interest-bearing deposits for 2001 increased $281.5 million, or 9.2%, offset by a decrease in federal funds purchased, repurchase agreements, short-term borrowings and long-term FHLB advances of $177.6 million, or 8.29%, when compared with 2000. The average rate on interest-bearing liabilities for 2001 was 3.95%, a decrease of 97 basis points when compared with 2000. As a result of these factors, interest expense for 2001 decreased $46.0 million, or 18.0%, when compared with 2000.

Provision for Loan Losses

Trustmark's provision for loan losses totaled $14.1 million in 2002, $13.2 million in 2001 and $10.4 million in 2000. During 2002, the provision for loan losses equaled 95% of net charge-offs compared with 87% in 2001 and 100% in 2000. As a percentage of average loans, the provision was 0.31% for both 2002 and 2001 compared with 0.25% for 2000. The provision for loan losses reflects Management's assessment of the adequacy of the allowance for loan losses to absorb probable losses inherent in the loan portfolio. The amount of provision for each period is dependent upon many factors including loan growth, net charge-offs, changes in the composition of the loan portfolio, delinquencies, Management's assessment of loan portfolio quality, the value of collateral and general economic factors. See further discussion of the Allowance for Loan Losses in Critical Accounting Policies beginning on page 46, as well as the discussion of Loans beginning on page 55.

Noninterest Income

Noninterest income (NII) consists of revenues generated from a broad range of banking and financial services. NII totaled $141.9 million in 2002 compared with $132.0 million in 2001 and $124.5 million in 2000. NII represented 25.9% of total revenues in 2002 versus 21.7% in 2001 and 20.3% in 2000. The components of noninterest income for the years ended December 31, 2002, 2001 and 2000, and the percentage change from the prior year are shown in the accompanying table.

Noninterest Income
($ in thousands)

                                         2002                    2001                    2000
                                 --------------------    --------------------    --------------------
                                  Amount     % Change     Amount     % Change     Amount     % Change
                                 --------    --------    --------    --------    --------    --------
Service charges on deposit       $ 50,056       7.0%     $ 46,769      11.7%     $ 41,883      10.4%
    accounts
Other account charges and fees     28,371      -3.7%       29,473      -8.9%       32,355       5.1%
Insurance commissions              17,837      53.3%       11,635      15.9%       10,043      47.0%
Mortgage servicing fees            17,247       1.9%       16,920      14.5%       14,781       2.9%
Trust service income                9,962       5.7%        9,423      -4.9%        9,912      11.0%
Securities gains                   13,568     454.2%        2,448     -73.9%        9,388     791.3%
Gains on sales of loans             9,353       2.1%        9,163     207.7%        2,978      25.8%
Other income                      (4,524)    -173.5%        6,159      92.5%        3,200      53.4%
                                 --------                --------                --------
    Total Noninterest Income     $141,870       7.5%     $131,990       6.0%     $124,540      22.2%
                                 ========                ========                ========

The single largest component of noninterest income continues to be service charges for deposit products and services, which increased 7.0% in 2002 after an increase of 11.7% in 2001. Excluding business combinations, the increase in 2002 is 4.5% compared with 6.9% in 2001. An increase in overdraft fees during 2001 plus the introduction of courtesy overdraft protection during 2002 combined with increased transaction volumes during both years accounted for the increases during 2002 and 2001.

Other account charges and fees totaled $28.4 million in 2002, a decrease of $1.1 million, or 3.7%, when compared with 2001. Decreasing revenues from market driven products was the primary factor in this decline as reductions were seen in cash management, brokerage and advisory services and float-related revenues. Offsetting this decrease were bankcard fees, which increased $1.2 million in 2002, or 14.7%, primarily from growth in debit card usage by individuals and businesses. In 2001, income from other account charges and fees was $29.5 million, a decrease of $2.9 million when compared with 2000. Similar circumstances were seen when comparing 2001 to 2000 as declines in products with market-driven fees were offset by increases in bankcard fees due to increased usage propelled by intensified sales efforts of the business debit card.

Insurance commissions were $17.8 million in 2002 compared to $11.6 million in 2001 and $10.0 million in 2000. The growth in 2002 equaled $6.2 million, or 53.3%, primarily from the CSI business combination and growth in sales of fixed annuity products. Trustmark's insurance commissions, including annuity income, grew 15.9% during 2001 from expanded product lines and distribution channels for commercial and retail insurance services.

During 2002, mortgage servicing fees totaled $17.2 million, compared to $16.9 million in 2001 and $14.8 million in 2000. The nominal change in mortgage servicing fees during 2002 was impacted by increased prepayments during the period, which slowed the overall growth of the mortgage servicing portfolio. Trustmark serviced mortgage loans with average balances of $3.6 billion in 2002, $3.5 billion in 2001 and $3.2 billion in 2000.

Trust service income was $10.0 million for 2002, an increase of $539 thousand when compared with 2001, as continued weakness in capital markets slowed growth in this area. During 2001, trust service income was $9.4 million, a decrease of $489 thousand when compared with 2000. Declining market conditions during 2001 contributed to a decline in valuation of assets managed, which directly impacted corporate trust fees and advisory fees. Trustmark, which continues to be one of the largest providers of asset management services in Mississippi, held assets under administration of $6.6 billion at December 31, 2002.

Gains on sales of loans were $9.4 million in 2002, $9.2 million in 2001 and $3.0 million in 2000. During 2002, Trustmark recorded gains of $1.1 million on the sale of $42 million in high-yielding delinquent GNMA loans from Trustmark's servicing portfolio. The sale of these loans, which were government guaranteed, allowed Trustmark to eliminate costly collection efforts. A similar sale of $37 million took place during 2001, yielding a gain of $1.2 million. In addition, during 2001 a gain of $3.9 million was realized from the sale of $191 million in mortgage loans with significant prepayment risk. Excluding the impact of these transactions, gains on sales of loans from secondary marketing activity experienced volume-driven growth of $4.2 million during 2002 compared with 2001 from an increased volume of branch-originated loans and the continued benefit of a falling interest rate environment.

Other income during 2002 was a loss of $4.5 million compared with gains of $6.2 million in 2001 and $3.2 million in 2000. For both 2002 and 2001, the variance is primarily due to valuation adjustments on Trustmark's interest rate caps and floors. Although the intent of interest rate caps and floors is to provide protection against excessive interest rate movement over a period of years which may be detrimental to Trustmark's earnings, fair value accounting is used to carry derivative financial instruments with changes in value recognized currently in earnings as other income. The valuation adjustment on these interest rate contracts was a recognized loss of $6.0 million during 2002 compared with a recorded gain of $4.9 million in 2001. The noncash charge against income realized in 2002 may be reversed, in whole or in part, if interest rates increase prior to the expiration of the interest rate caps currently held by Trustmark, which expire in 2006. The fair value of these interest rate contracts was $730 thousand, $9.3 million and $1.3 million at December 31, 2002, 2001 and 2000, respectively.

Securities gains totaled $13.6 million during 2002 compared with $2.4 million during 2001 and $9.4 million in 2000. The increase experienced during 2002 is primarily from sales of $216.5 million in available for sale (AFS) securities. These securities were sold as recent significant price increases provided the opportunity to restructure a portion of the portfolio to reduce price volatility in an extremely low interest rate cycle. In addition, securities sold had performed exceedingly well during a recent bond rally, but also had features that would have exposed Trustmark to excessive downside price risk during a period of rising interest rates. Management has always regarded the investment portfolio as an integral tool in the management of interest rate risk.

Securities gains decreased during 2001 as the volume of sales of securities declined when compared with 2000. During 2000, securities gains of $8.6 million, which were realized from sales of AFS securities, offset the effect of adopting Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. Also in 2000, securities gains of $793 thousand were realized from the sale of U.S. Treasury securities with yields from fair values below current funding costs. The proceeds from this sale were used to reduce Trustmark's short-term borrowings. This transaction allowed Trustmark to reposition its balance sheet, which provided liquidity and improvements in the NIM during 2001.

Noninterest Expense

The components of noninterest expense for the years ended December 31, 2002, 2001 and 2000, and the percentage change from the prior year are shown in the accompanying table on page 52.

Noninterest Expense
($ in thousands)

                                         2002                    2001                    2000
                                 --------------------    --------------------    --------------------
                                  Amount     % Change     Amount     % Change     Amount     % Change
                                 --------    --------    --------    --------    --------    --------
Salaries and employee benefits   $119,801       8.4%     $110,540      10.3%     $100,253       1.6%
Net occupancy - premises           12,088       4.4%       11,576      11.3%       10,404       0.8%
Equipment expense                  15,085      -3.6%       15,651       0.9%       15,511       5.5%
Services and fees                  32,414       7.7%       30,098      14.8%       26,216       0.9%
Amortization/impairment of
    intangible assets              24,275      71.8%       14,129      63.9%        8,618     -15.7%
Loan expense                        9,765       2.1%        9,560      19.7%        7,987       1.9%
Other expense                      20,413     -10.1%       22,713      14.7%       19,805       8.4%
                                 --------                --------                --------
    Total Noninterest Expense    $233,841       9.1%     $214,267      13.5%     $188,794       1.5%
                                 ========                ========                ========

Trustmark's noninterest expense increased $19.6 million, or 9.1%, in 2002 to $233.8 million, compared with $214.3 million in 2001 and $188.8 million in 2000. Included in this increase are $2.8 million from the CSI business combination and $4.4 million from business combinations completed during 2001. This increase in noninterest expense is also attributable to Trustmark's recognition of $10.5 million in impairment allowance for mortgage servicing rights in 2002 compared with $2.0 million for 2001. Growth in the impairment allowance results from the continued reduction in long-term mortgage rates experienced during 2002 and the related increase in prepayments of mortgage loans which had a negative impact on the value of Trustmark's mortgage servicing portfolio. Excluding these items, total noninterest expense increased $3.8 million, or 1.8%, during 2002 when compared with 2001.

Control of expenses remains a management priority. Improvement in expense control is evidenced in Trustmark's efficiency ratio, which decreased to 51.63% during 2002 from 53.56% in 2001 and 52.69% in 2000. The efficiency ratio is calculated by dividing total noninterest expense by tax-equivalent net interest income plus noninterest income, excluding security gains, and demonstrates how much a company spends for each dollar of revenue earned. Certain transactions that occurred during the periods have been excluded from the efficiency ratio calculation. Noninterest expense was reduced for impairment of mortgage servicing rights of $10.5 million in 2002 and $2.0 million in 2001. During 2000, noninterest expense was reduced by re-engineering costs of $461 thousand and litigation settlements of $1.6 million. Noninterest income excluded gains on sales of loans totaling $1.1 million in 2002, $5.1 million in 2001 and $2.1 million in 2000. Valuation adjustments on interest rate contracts also impacted noninterest income with losses of $6.0 million in 2002 and gains of $4.9 million in 2001 and $230 thousand in 2000.

Salaries and employee benefits, the largest category of noninterest expense, were $119.8 million in 2002, $110.5 million in 2001 and $100.3 million in 2000. For 2002, salaries and employee benefits increased $9.3 million, or 8.4%.
Excluding business combinations, the increase was $5.0 million, or 4.7%. Effective 2002, Trustmark changed its discretionary contribution to the employee 401(k) plan to a matching plan. The impact of this change along with normal annual merit increases and an increase in the cost of health benefits were the major factors behind the rise in salaries and the cost of employee benefits during 2002. For 2001, salaries and employee benefits increased $10.3 million, or 10.3%, over 2000. Excluding business combinations, this increase would have been $6.5 million, or 6.5%. This change represents normal annual merit increases along with additional incentive-based compensation and benefit costs related to medical insurance and the pension plan.

During 2002, net occupancy-premises expense increased $512 thousand, or 4.4%, following an 11.3% increase during 2001. Business combinations accounted for over 99% of the increase during 2002. Of the increase in 2001, $554 thousand was attributable to business combinations. Additional maintenance on existing premises, higher utility costs and increased leasehold amortization resulting from Management's evaluation of its lease commitments accounted for the remaining increase.

Equipment expense totaled $15.1 million in 2002, $15.7 million in 2001 and $15.5 million in 2000. The decrease during 2002 was $566 thousand, or 3.6%, and illustrated savings from Trustmark's system integration activities completed in 2000 and close control over capital expenditures and service agreements over the past few years. These savings helped offset the recurring costs added for applications that have enhanced customer service and improved operating efficiency.

Services and fees for 2002 totaled $32.4 million compared to $30.1 million for 2001 and $26.2 million for 2000. Additional professional and consulting fees related to on-going human resource and revenue enhancement projects, legal and audit-related fees and higher costs for software-related expense contributed to the increase experienced during 2002. Increased advertising costs related to Trustmark's new brand position along with higher professional and software fees contributed to the increase experienced during 2001.

For 2002, amortization/impairment expense associated with intangible assets totaled $24.3 million compared with $14.1 million in 2001 and $8.6 million in 2000. The increase experienced during 2002 included $10.5 million for additional impairment of mortgage servicing rights compared with $2.0 million for the prior period. This noncash charge against income may be reversed, in whole or in part, if refinancing slows or the expected life of the mortgage servicing portfolio lengthens. Amortization of mortgage servicing rights increased by $3.3 million as a result of increased refinancings during a period of historically low interest rates, which shortened the expected life of the mortgage servicing portfolio and required a faster amortization of existing mortgage servicing rights. The growth in amortization of core deposit intangibles and insurance customer relationship intangibles is attributable to business combinations completed during 2002 and 2001. These increases were partially offset by the $1.3 million reduction in goodwill amortization as the result of Trustmark's adoption of SFAS No. 142, "Goodwill and Other Intangible Assets," which required Trustmark to discontinue amortization of goodwill effective January 1, 2002. The $5.5 million increase during 2001, which includes the establishment of a $2.0 million impairment allowance, can be attributed to the increased amortization of mortgage servicing rights resulting from higher prepayments in the servicing portfolio during a significantly lower interest rate environment.

Loan expense was $9.8 million in 2002, $9.6 million in 2001 and $8.0 million in 2000. Much of the increase in 2002 and 2001 was attributable to additional expense related to the mortgage servicing portfolio. This expense has been impacted during those years by both the growth in the amount of mortgages serviced as well as the increased payoffs resulting from a lower interest rate environment.

Other expense totaled $20.4 million in 2002 compared with $22.7 million for 2001 and $19.8 million for 2000. The decrease in 2002 is attributable to the impact of Management's expense control efforts over various controllable expense categories, such as travel and entertainment. In addition, more stringent security measures, along with centralized recovery efforts, led to a decrease in operational losses when compared to 2001. Growth in various discretionary spending accounts led to the increase seen in 2001 when compared with 2000.

Income Taxes

For the year ended December 31, 2002, Trustmark's combined effective tax rate was 34.9%, compared with 35.1% for 2001 and 35.0% for 2000. The slight decrease in Trustmark's effective tax rate for 2002 is due to immaterial changes in various permanent items as a percentage of pretax income.

LIQUIDITY

The liquidity position of Trustmark is monitored on a daily basis by Trustmark's Treasury department. In addition, the Asset/Liability Committee reviews liquidity on a regular basis and approves any changes in strategy that are necessary as a result of anticipated balance sheet or cash flow changes. Also, on a monthly basis, Management compares Trustmark's liquidity position to established corporate policies. Trustmark was able to improve overall liquidity capacity over the last year, as indicated by the reduction in the loan to deposit ratio and reliance on wholesale funding. The ability to maintain consistent cash flows from operations as well as adequate capital also enhances Trustmark's liquidity.

The primary source of liquidity on the asset side of the balance sheet are maturities and cash flows from both loans and securities, as well as the ability to sell certain loans and securities. With mortgage rates at historical lows, increased prepayments on mortgage loans have also provided an additional source of liquidity for Trustmark. Liquidity on the liability side of the balance sheet is generated primarily through growth in core deposits. To provide additional liquidity, Trustmark utilizes economical short-term wholesale funding arrangements for federal funds purchased and securities sold under repurchase agreements in both regional and national markets. At December 31, 2002, these arrangements gave Trustmark approximately $1.5 billion in borrowing capacity. In addition, Trustmark maintains a borrowing relationship with the FHLB, which provided $107.7 million in short-term advances and $475.0 million in long-term advances at December 31, 2002, compared with $357.9 million in short-term advances and $225.0 million in long-term advances at December 31, 2001. These advances are collateralized by a blanket lien on Trustmark's single-family, multi-family, home equity and commercial mortgage loans. Under the existing borrowing agreement, Trustmark has $551.1 million available in unused FHLB advances. Another borrowing source is the Federal Reserve Discount Window (Discount Window). At December 31, 2002, Trustmark had approximately $541 million available in borrowing capacity at the Discount Window from pledges of auto loans and securities. In June 2002, Trustmark entered into a two-year line of credit arrangement enabling borrowings up to $50 million, subject to certain financial covenants. At December 31, 2002, Trustmark had not drawn upon this line of credit.

On April 9, 2002, the shareholders approved a proposal by the Board of Directors to amend the Articles of Incorporation to authorize the issuance of up to 20 million preferred shares with no par value. The Board of Directors believes that authorizing preferred shares for potential issuance is advisable and in the best interests of Trustmark. The ability to issue preferred shares in the future will provide Trustmark with additional financial and management flexibility. As of December 31, 2002, no such shares have been issued.

CAPITAL RESOURCES

At December 31, 2002, Trustmark's shareholders' equity was $679.5 million, a decrease of $5.9 million, or 0.9%, from its level at December 31, 2001. The increase from net income was offset by common shares repurchased and dividends paid. Trustmark continues to improve shareholder value by utilizing strategic capital management plans designed to improve earnings per share and return on equity while maintaining sufficient regulatory capital levels. Since implementation of these plans in 1998, Trustmark's return on average equity increased to 17.93% in 2002 from 13.53% in 1998, while basic earnings per share have risen from $1.14 in 1998 to $1.95 in 2002, an increase of 71.1%.

Common Stock Repurchase Program

On October 15, 2002, the Board of Directors of Trustmark authorized the newest plan to repurchase up to 5% of common stock, or approximately 3.1 million shares, subject to market conditions and management discretion. Collectively, the capital management plans adopted by Trustmark since 1998 have authorized the repurchase of 18.5 million shares of common stock. Pursuant to these plans, Trustmark has repurchased approximately 15.6 million shares at a cost of $325.7 million, including 3.3 million shares during 2002 at a cost of $78.7 million. The current remaining authorization is approximately 2.9 million shares. On October 15, 2002, the Board of Directors of Trustmark authorized the transfer of $200.0 million from retained earnings to surplus to replenish funds used in the common stock repurchase program.

Dividends

Another strategy designed to enhance shareholder value has been to maintain a consistent dividend payout ratio, which is dividends per share divided by earnings per share. For 2002, Trustmark increased dividends per share for the nineteenth consecutive year. Dividends for 2002 were $0.62 per share, increasing 10.7% when compared with dividends of $0.56 per share in 2001. Dividends per share have increased 20.6% since 2000. Trustmark's dividend payout ratio was 31.5% for 2002, compared with 32.3% for 2001 and 34.0% for 2000.

Regulatory Capital

Trustmark and TNB are subject to minimum capital requirements, which are administered by various federal regulatory agencies. These capital requirements, as defined by federal guidelines, involve quantitative and qualitative measures of assets, liabilities and certain off-balance sheet instruments. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the financial statements of both Trustmark and TNB. Trustmark aims not only to exceed the minimum capital standards, but also the well capitalized guidelines for regulatory capital. Management believes, as of December 31, 2002, that Trustmark and TNB have met or exceeded all of the minimum capital standards for the parent company and its primary banking subsidiary as established by regulatory requirements. At December 31, 2002, the most recent notification from the Office of the Comptroller of the Currency
(OCC), TNB's primary federal banking regulator, categorized TNB as well capitalized. To be categorized in this manner, TNB must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios (defined in applicable regulations) as set forth in the accompanying table on page 54. There are no significant conditions or events that have occurred since the OCC's notification that Management believes have affected TNB's present classification.

Regulatory Capital Table
($ in thousands)

                                                                 December 31, 2002
                                           --------------------------------------------------------------
                                                                                       Minimum Regulatory
                                                 Actual          Minimum Regulatory     Provision to be
                                           Regulatory Capital     Capital Required      Well Capitalized
                                           ------------------    ------------------    ------------------
                                            Amount     Ratio      Amount      Ratio     Amount     Ratio
                                           --------    ------    --------     -----    --------    ------
Total Capital (to Risk Weighted Assets)
    Trustmark Corporation                  $651,612    13.99%    $372,504     8.00%           -         -
    Trustmark National Bank                 632,096    13.86%     364,835     8.00%    $456,043    10.00%
Tier 1 Capital (to Risk Weighted Assets)
    Trustmark Corporation                  $593,204    12.74%    $186,252     4.00%           -         -
    Trustmark National Bank                 574,910    12.61%     182,417     4.00%    $273,626     6.00%
Tier 1 Capital (to Average Assets)
    Trustmark Corporation                  $593,204     8.72%    $204,044     3.00%           -         -
    Trustmark National Bank                 574,910     8.64%     199,562     3.00%    $332,603     5.00%

EARNING ASSETS

Earning assets serve as the primary revenue streams for Trustmark and are comprised of securities, loans, federal funds sold and securities purchased under resale agreements. At December 31, 2002, earning assets were $6.453 billion, or 90.40% of total assets, compared with $6.515 billion, or 90.74% of total assets at December 31, 2001, a decrease of $62.3 million, or 1.0%. This decrease is part of Management's overall strategy to neutralize the effects of substantial interest rate changes on the balance sheet as well as the income statement during a volatile interest rate environment by utilizing liquidity from maturing securities to reduce dependency on wholesale funding.

Securities

The securities portfolio consists primarily of debt securities, which are utilized to provide Trustmark with a quality investment alternative and a stable source of interest income, as well as collateral for pledges on public deposits and repurchase agreements. Additionally, the securities portfolio is used as a tool to manage risk from movements in interest rates, to support profitability and to offset risks incurred by business units. When evaluating the performance of the securities portfolio, Management considers not only interest income but also the flexibility and liquidity provided by changes in fair value. At December 31, 2002, Trustmark's securities portfolio totaled $1.812 billion, compared to $1.854 billion at December 31, 2001, a reduction of $41.8 million, or 2.3%.

The securities portfolio is one of Trustmark's most powerful risk management tools because it enables Management to control both the invested balance and the duration of securities. During the third quarter of 2002, significant price changes in the portfolio enabled Trustmark to sell securities with a total fair value of $216.5 million. This enabled Trustmark to restructure a portion of its investment portfolio by investing the proceeds in short duration mortgage related securities. This strategy reduced the duration of the portfolio from an estimated 2.83 years at December 31, 2001, to an estimated 1.94 years at December 31, 2002, and therefore reduced exposure to volatile interest rates, increasing liquidity and flexibility. Management intends to keep the portfolio near historically low duration levels while the interest rate cycle is in a stage of lower yields.

AFS securities are carried at their estimated fair value with unrealized gains or losses recognized, net of taxes, in accumulated other comprehensive income, a separate component of shareholders' equity. At December 31, 2002, AFS securities totaled $1.263 billion, which represented 69.7% of the securities portfolio, compared to $1.061 billion, or 57.3%, at December 31, 2001. At December 31, 2002, AFS securities consisted of U.S. Treasury and Agency securities, obligations of states and political subdivisions, mortgage related securities and other securities, primarily Federal Reserve Bank and FHLB stock. At December 31, 2002, unrealized gains on AFS securities of $22.8 million, net of $8.7 million of deferred income taxes, were included in accumulated other comprehensive income, compared with $29.0 million, net of $11.1 million, at
December 31, 2001. These unrealized gains are significant in providing flexibility when strategic opportunities arise.

Held to maturity (HTM) securities are carried at amortized cost and represent those securities that Trustmark both intends and has the ability to hold to maturity. At December 31, 2002, HTM securities totaled $549.2 million and represented 30.3% of the total portfolio, compared with $792.1 million, or 42.7%, at the end of 2001. This decrease is from calls and maturities of securities, the proceeds of which were used to purchase shorter duration mortgage related securities as well as to reduce reliance on wholesale funding.

Management continues to focus on asset quality as one of the strategic goals of the securities portfolio, which is evidenced by the investment of over 80% of the portfolio in U.S. Treasury and U.S. Government agencies obligations.

Loans

Loans represented 71.6% of earning assets at December 31, 2002, compared with 69.4% at year-end 2001. At December 31, 2002, loans totaled $4.617 billion, increasing $93.0 million, or 2.1%, from its level of $4.524 billion at December 31, 2001. This increase is primarily the result of Trustmark's home equity line of credit (HELOC) program, which was launched during 2002, as well as from increased mortgage activity during a period of low interest rates. The HELOC program continues to provide potential for future loan growth with minimal operational expense. Growth in HELOC's and mortgage lending was offset by declines in consumer and commercial lending, reflecting the impact of a slowing economy.

Trustmark makes loans in the normal course of business to certain directors, including their immediate families and companies in which they are principal owners. Such loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectibility at the time of the transaction.

Trustmark's lending policies have resulted in consistently sound asset quality. One measure of asset quality in the financial services industry is the level of nonperforming assets. The details of Trustmark's nonperforming assets at December 31, 2002 and 2001, are shown in the accompanying table.

Nonperforming Assets
($ in thousands)
                                                           December 31,
                                                        ------------------
                                                         2002       2001
                                                        -------    -------
Nonaccrual and restructured loans                       $31,642    $36,901
Other real estate (ORE)                                   6,298      5,110
                                                        -------    -------
     Total nonperforming assets                         $37,940    $42,011
                                                        =======    =======
Accruing loans past due 90 days or more                 $ 2,946    $ 2,740
                                                        =======    =======
Nonperforming assets/total loans and ORE                  0.82%      0.93%
                                                        =======    =======

Credit quality improved during 2002, as indicated by a decrease in nonperforming assets of $4.1 million. As a result, the reserve coverage of nonperforming loans improved from 204.7% at December 31, 2001, to 236.3% at December 31, 2002.

At December 31, 2002, the allowance for loan losses was $74.8 million, decreasing $763 thousand, or 1.0%, from the prior year level of $75.5 million. The allowance for loan losses represented 1.62% and 1.67%, respectively, of total loans outstanding at December 31, 2002 and 2001. During 2002, additional allocations were made for pools of loans in certain industries based on recent loss history. Industries listed for additional allocations were agriculture, real estate and construction, manufacturing, retail trade and services. As of December 31, 2002, Management believes that the allowance for loan losses provides adequate protection in regards to charge-off experience and the current level of nonperforming assets.

Net charge-offs were $14.9 million, or 0.33%, of average loans, for the year ended December 31, 2002, compared with $15.1 million, or 0.35%, of average loans, for the year ended December 31, 2001. Gross charge-offs increased $1.3 million, or 5.9%, during 2002 from levels in 2001; however, this was offset by increases in recoveries of $1.6 million, or 20.5%, during the same period.

Other Earning Assets

Federal funds sold and securities purchased under reverse repurchase agreements were $24.0 million at December 31, 2002, a decrease of $113.6 million, when compared with year-end 2001. At December 31, 2001, Trustmark had one reverse repurchase agreement for $125 million that was used as collateral for pledging to public deposits, which matured in January 2002. Trustmark utilizes these products as a short-term investment alternative whenever it has excess liquidity.

DEPOSITS AND OTHER INTEREST-BEARING LIABILITIES

Trustmark's deposit base is its primary source of funding and consists of core deposits from the communities served by Trustmark. Deposits include both interest-bearing and noninterest-bearing demand accounts, savings, money market, certificates of deposits and individual retirement accounts. Total deposits were $4.686 billion at December 31, 2002, compared with $4.613 billion at December 31, 2001, an increase of $72.9 million, or 1.6%. This nominal growth came from noninterest-bearing public demand deposits. Interest-bearing deposits decreased $10.9 million, or 0.3%, during 2002. For this same period, noninterest-bearing deposits increased $83.8 million, or 7.2%. Trustmark's deposit mix remains favorable with noninterest-bearing deposits representing 26.7% of total deposits at year-end 2002, compared with 25.3% at year-end 2001. Trustmark will continue to seek deposits by expanding its presence in higher growth markets and evaluating additional wholesale deposit funding sources.

Short-term borrowings consist of federal funds purchased, securities sold under repurchase agreements, FHLB borrowings and the treasury tax and loan note option account. Short-term borrowings totaled $1.231 billion at December 31, 2002, a decrease of $365.3 million, compared with $1.596 billion at year-end 2001. Trustmark has used the liquidity created by maturing securities as well as increased core deposits to reduce reliance on wholesale funding.

Long-term FHLB advances totaled $475.0 million at December 31, 2002, an increase of $250 million from December 31, 2001. These are primarily fixed rate, long-term FHLB advances maturing from 2004 to 2006. Trustmark's use of these advances is significant in that it reduces the volatility of Trustmark's wholesale funding base by using long-term fixed rate products.

CONTINGENCIES

Trustmark and its subsidiaries are parties to lawsuits and other claims that arise in the ordinary course of business. Some of the lawsuits assert claims related to the lending, collection, servicing, investment, trust and other business activities; and some of the lawsuits allege substantial claims for damages. The cases are being vigorously contested. In the regular course of business, Management evaluates estimated losses or costs related to litigation, and provision is made for anticipated losses whenever Management believes that such losses are probable and can be reasonably estimated. In recent years, the legal environment in Mississippi has been considered by many to be adverse to business interests in regards to the overall treatment of tort and contract litigation as well as the award of punitive damages. However, tort reform legislation that became effective January 1, 2003, may reduce the likelihood of unexpected sizable awards. At the present time, Management believes, based on the advice of legal counsel, that the final resolution of pending legal proceedings will not have a material impact on Trustmark's consolidated financial position or results of operations.

In December 2002, Trustmark introduced a voluntary early retirement program for eligible associates. The cost of this program, which is expected to be completed during the first quarter of 2003, is contingent upon the number of associates accepting the early retirement opportunity and will result in a charge to Trustmark's results of operations in 2003.

At December 31, 2002, Trustmark's pension plan was underfunded, requiring an accrual for minimum pension liability of $5.7 million. Trustmark intends to fund this plan within a range of $2.4 million to $7.0 million during 2003 and expects this payment to be at the higher end of this range.

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

Market/interest Rate Risk Management

The primary purpose in managing interest rate risk is to invest capital effectively and preserve the value created by the core banking business. This is accomplished through the development and implementation of lending, funding, pricing and hedging strategies designed to maximize net interest income performance under varying interest rate environments subject to specific liquidity and interest rate risk guidelines.

Management has continued its concerted effort to decrease interest rate sensitivity through changes to the balance sheet mix and risk characteristics of assets and liabilities as well as through purchases of interest rate hedging instruments. Asset sensitivity has been reduced in commercial lending by increasing holdings of floating rate loans. Also, both the overall size of the securities portfolio and the maturity structure of securities have been lowered. Liability sensitivity has been reduced with growth in core deposits and declines in short-term wholesale funding and the use of longer term borrowings. Trustmark continues utilizing hedging activities to lessen the adverse effects of large swings in interest rates, adding $300 million in notional amounts of long-term interest rate caps in 2001 and 2002. As a result of these changes, Trustmark has significantly reduced its exposure to rising interest rates, while experiencing lower growth in net interest income. During 2002, the balance sheet shifted from a liability sensitive position to an asset sensitive position. Modeling static balances from year-end 2002, it is estimated that net interest income may increase, possibly as much as 7%, in a one-year, shocked, up 200 basis point rate shift scenario, compared to a base case, flat rate scenario for the same time period. This represents a substantial improvement in exposure to rising rates at December 31, 2002, when compared to December 31, 2001. In a shocked, down 200 basis point rate shift scenario, net income may decline from the base case as much as 14% in a one-year horizon. Management cannot provide any assurance about the actual effect of changes in interest rates on net interest income. The estimates provided do not include the effects of possible strategic changes in the balances of various assets and liabilities throughout the course of 2003. Management will continue to monitor the balance sheet as balances change and maintain a proactive stance to manage interest rate risk.

The primary tool utilized by the Asset/Liability Committee is a third-party modeling system which is widely accepted in the financial institutions industry. This system provides information used to evaluate exposure to interest rate risk, project earnings and manage balance sheet growth. This modeling system utilizes the following scenarios in order to give Management a method of evaluating Trustmark's interest rate, basis and prepayment risk under different conditions:

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

A static gap analysis is a tool used mainly for interest rate risk measurement, in which the balance sheet amounts as of a certain date are stratified based on repricing frequency. The assets and liabilities repricing in a certain time frame are then compared to determine the gap between assets and liabilities for that period. If assets are greater than liabilities for the specified time period, then the balance sheet is said to be in an asset gap, or asset sensitive, position. This analysis is helpful in that it highlights significant short-term repricing volume mismatches. Management's assumptions related to the prepayment of certain loans and securities, as well as the maturity for rate sensitive assets and liabilities, are utilized for sensitivity static gap analysis. Three-month gap analysis projected at December 31, 2002, reflected an asset gap of $52 million, a dramatic shift from a liability gap of $703 million at December 31, 2001. One-year gap analysis projected at December 31, 2002, reflected an asset gap of $321 million, an improvement from a liability gap of $369 million at December 31, 2001. This new static gap analysis indicates that Trustmark is better positioned for the possibility of a rising interest rate environment.

The static gap analysis does not fully capture the impact of interest rate movements on interest sensitive assets and liabilities. The interest rate sensitivity tables that follow provide additional information about Trustmark's financial instruments that are sensitive to changes in interest rates. The quantitative information about market risk is limited because it does not take into account operating transactions or anticipated hedging instruments. Also, the tabular disclosure of Trustmark's market risk is limited by its failure to accurately depict the effect on assumptions of significant changes in the economy or interest rates as well as changes in Management's expectations or intentions. The information in the interest rate sensitivity tables on page 60 reflects contractual interest rate repricing dates and contractual maturity (including principal amortization) dates except where altered by the following assumptions:

   o The scheduled maturities of mortgage-backed securities and CMOs are adjusted by the industry dealer prepayment speed for various coupon segments of the portfolio.
   o Principal repayments of loans (other than residential mortgages) and early withdrawals of deposits include assumptions based on Management's experience and judgment.
   o Changes in prepayment behavior of the residential mortgage portfolio are based on the current patterns of comparable mortgage-backed securities.
   o For indeterminate maturity deposit products (money market, NOW and savings accounts), the tables present principal cash flows based on Trustmark's historical experience, Management's judgment and statistical analysis, as applicable, concerning their most likely withdrawal behaviors.
   o Weighted average floating rates are based on the rate for that product as of December 31, 2002 and 2001.

Trustmark uses derivatives to reduce interest rate exposures by mitigating the interest rate risk of mortgage loans held for sale and mortgage loans in process. Trustmark regularly enters into derivative financial instruments in the form of forward contracts as part of its normal asset/liability management strategies. Forward contracts are agreements to purchase or sell securities or other money market instruments at a future specified date at a specified price or yield. Trustmark's obligations under forward contracts consist of commitments to deliver mortgage loans, originated and/or purchased, in the secondary market at a future date.

Trustmark continued a risk controlling strategy utilizing caps and floors, which may be further implemented over time. During 2002, Trustmark sold its 5-year floor contract with a notional amount of $100 million and purchased an additional 4-year cap contract with a notional amount of $100 million. As of December 31, 2002, Trustmark had interest rate cap contracts with notional amounts totaling $300 million, which mature in 2006. The intent of utilizing these financial instruments is to reduce the risk associated with the effects of significant movements in interest rates. Caps and floors, which are not designated as hedging instruments for accounting purposes, are options linked to a notional principal amount and an underlying indexed interest rate. Exposure to loss on these options will increase or decrease as interest rates fluctuate.

RECENT PRONOUNCEMENTS

In December 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure," amending SFAS No. 123, "Accounting for Stock-Based Compensation." Effective January 1, 2003, Trustmark adopted the provisions of SFAS No. 123, as amended by SFAS No. 148, under the prospective method. Under this method, Trustmark will apply the recognition provisions to all awards granted, modified or settled after January 1, 2003. The impact of this statement on Trustmark's consolidated financial position and results of operations is not expected to be material.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements in this interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The impact of this interpretation on Trustmark's consolidated financial position and results of operations is not expected to be material.

In October 2002, the FASB issued SFAS No. 147, "Acquisitions of Certain Financial Institutions." As of October 1, 2002, this statement requires financial services companies to subject all of their goodwill to annual impairment tests instead of amortizing any goodwill previously subject to SFAS No. 72, "Accounting for Certain Acquisitions of Banking or Thrift Institutions." This statement applies to all new and past financial institution acquisitions, including "branch acquisitions" that qualify as acquisitions of a business, but excluding acquisitions between mutual institutions. All acquisitions within the scope of SFAS No. 147 will now be governed by the requirements of SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." Additionally, this statement amends SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," to include long-term customer relationship intangible assets in its scope. Effective October 1, 2002, these intangibles must be evaluated for impairment. The adoption of this statement had no impact on Trustmark's consolidated financial position and results of operations.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The impact of this statement on Trustmark's consolidated financial position and results of operations is not expected to be material.

Interest Rate Sensitivity Table
($ in thousands)

                                                                                                                      Estimated
December 31, 2002                     2003        2004       2005       2006       2007     Thereafter     Total      Fair Value
-----------------                  ----------   --------   --------   --------   --------   ----------   ----------   ----------
Loans, Net
  Fixed Rate                       $1,283,674   $683,449   $436,074   $266,986   $165,721    $270,216    $3,106,120   $3,199,807
   Average Int Rate                     6.64%      7.24%      7.35%      6.78%      6.51%       6.38%         6.84%
  Floating Rate                    $  647,862   $168,279   $126,153   $108,939   $113,253    $271,989    $1,436,475   $1,436,475
   Average Int Rate                     3.90%      3.29%      3.37%      3.27%      3.49%       3.06%         3.54%
Investment Securities
  Fixed Rate                       $  674,209   $339,747   $318,475   $204,734   $ 85,336    $187,916    $1,810,417   $1,839,370
   Average Int Rate                     7.08%      3.94%      3.72%      3.97%      4.21%       4.32%         5.13%
  Floating Rate                    $      887   $    169   $    106   $     67   $     42    $     79    $    1,350   $    1,350
   Average Int Rate                     2.56%      4.21%      4.22%      4.22%      4.23%       4.23%         3.13%
Other Earning Assets
  Floating Rate                    $   23,957          -          -          -          -           -    $   23,957   $   23,957
   Average Int Rate                     1.41%          -          -          -          -           -         1.41%
Interest-Bearing Deposits
  Fixed Rate                       $1,279,358   $265,831   $114,833   $ 37,109   $ 43,708    $  1,840    $1,742,679   $1,769,777
   Average Int Rate                     2.58%      3.75%      4.71%      5.09%      4.65%       5.21%         3.02%
  Floating Rate                    $  601,275   $273,440   $273,440   $273,440   $270,782           -    $1,692,377   $1,692,377
   Average Int Rate                     0.81%      0.73%      0.73%      0.73%      0.73%           -         0.76%
Other Interest-Bearing Liabilities
  Fixed Rate                       $   69,771   $ 50,000   $100,000   $ 75,243          -    $  5,945    $  300,959   $  332,990
   Average Int Rate                     2.90%      4.65%      5.49%      5.60%          -       5.53%         4.78%
  Floating Rate                    $1,404,978          -          -          -          -           -    $1,404,978   $1,404,978
   Average Int Rate                     1.00%          -          -          -          -           -         1.00%

                                                                                                                      Estimated
December 31, 2001                     2002        2003       2004       2005       2006     Thereafter     Total      Fair Value
-----------------                  ----------   --------   --------   --------   --------   ----------   ----------   ----------
Loans, Net
  Fixed Rate                       $1,296,150   $727,973   $497,001   $303,316   $215,132    $236,378   $3,275,950    $3,342,322
   Average Int Rate                     7.45%      7.90%      6.99%      7.55%      7.22%       7.17%        7.60%
  Floating Rate                    $  521,975   $120,243   $ 97,913   $ 90,354   $ 72,406    $269,991   $1,172,882    $1,172,882
   Average Int Rate                     4.56%      3.77%      3.63%      3.47%      3.82%       3.73%        4.08%
Investment Securities
  Fixed Rate                       $  509,427   $258,525   $302,006   $239,924   $151,669    $342,111   $1,803,662    $1,832,527
   Average Int Rate                     5.68%      6.59%      6.68%      6.82%      6.86%       5.95%        6.28%
  Floating Rate                    $      930   $  7,107   $ 13,729   $ 11,847   $  9,923    $  6,349   $   49,885    $   49,885
   Average Int Rate                     3.83%      3.09%      3.00%      2.99%      2.98%       2.98%        3.02%
Other Earning Assets
  Floating Rate                    $  137,521          -          -          -          -           -   $  137,521    $  137,521
   Average Int Rate                     1.95%          -          -          -          -           -        1.95%
Interest-Bearing Deposits
  Fixed Rate                       $1,455,973   $241,892   $117,737   $ 40,929   $ 32,246    $    151   $1,888,928    $1,915,258
   Average Int Rate                     3.91%      4.41%      4.71%      6.34%      5.23%       6.59%        4.11%
  Floating Rate                    $  604,122   $238,789   $238,789   $238,789   $236,511           -   $1,557,000    $1,557,000
   Average Int Rate                     1.30%      1.07%      1.07%      1.07%      1.07%           -        1.16%
Other Interest-Bearing Liabilities
  Fixed Rate                       $   72,047          -   $ 50,000   $100,000   $ 75,000           -   $  297,047    $  339,299
   Average Int Rate                     3.11%          -      4.65%      5.49%      5.60%           -        4.80%
  Floating Rate                    $1,524,146          -          -          -          -           -   $1,524,146    $1,524,146
   Average Int Rate                     1.49%          -          -          -          -           -        1.49%