Form 10-K, Exhibit 13
period 2003-12-31
TRUSTMARK CORP
filed 2004-03-10
CIK 36146

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

Management has established, maintains and relies on Trustmark's accounting and related systems of procedures, disclosure controls and internal controls. These systems provide reasonable assurance that transactions are properly authorized and recorded in the consolidated financial statements and safeguard the Corporation's assets from material loss or misuse. Trustmark maintains an internal audit staff that monitors compliance with the Corporation's accounting and internal control systems and reports to the Audit and Finance Committee of the Board of Directors.

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

We have audited the accompanying consolidated balance sheets of Trustmark Corporation and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Trustmark
Corporation and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 1 and 7 to the consolidated financial statements, effective January 1, 2002, the Corporation changed its method of accounting for goodwill and other intangible assets.

                                  /s/ KPMG LLP

Jackson, Mississippi
February 14, 2004

Trustmark Corporation
Consolidated Balance Sheets
($ in thousands)


                                                              December 31,
                                                        ------------------------
                                                           2003          2002
                                                        ----------    ----------
Assets
Cash and due from banks (noninterest-bearing)           $  333,096    $  357,427
Federal funds sold and securities purchased
    under reverse repurchase agreements                     37,712        23,957
Securities available for sale (at fair value)            1,933,993     1,262,570
Securities held to maturity (fair value:
    $191,146 - 2003; $578,150 - 2002)                      178,450       549,197
Loans held for sale                                        112,560       199,680
Loans                                                    4,920,052     4,417,686
Less allowance for loan losses                              74,276        74,771
                                                        ----------    ----------
     Net loans                                           4,845,776     4,342,915
Premises and equipment, net                                108,374       104,113
Intangible assets (including goodwill of
     $95,877 - 2003; $48,028 - 2002)                       167,505       119,643
Other assets                                               196,855       179,204
                                                        ----------    ----------
     Total Assets                                       $7,914,321    $7,138,706
                                                        ==========    ==========


Liabilities
Deposits:
     Noninterest-bearing                                $1,329,444    $1,251,240
     Interest-bearing                                    3,760,015     3,435,056
                                                        ----------    ----------
         Total deposits                                  5,089,459     4,686,296
Federal funds purchased                                    253,419       319,985
Securities sold under repurchase agreements                674,716       634,993
Short-term borrowings                                      621,532       275,959
Long-term FHLB advances                                    531,035       475,000
Other liabilities                                           54,587        66,939
                                                        ----------    ----------
     Total Liabilities                                   7,224,748     6,459,172

Commitments and Contingencies

Shareholders' Equity Common stock, no par value:
     Authorized:  250,000,000 shares
     Issued and outstanding:  58,246,733 shares - 2003;
         60,516,668 shares - 2002                           12,136        12,609
Capital surplus                                            132,383       188,652
Retained earnings                                          548,521       470,317
Accumulated other comprehensive (loss) income,
     net of tax                                             (3,467)        7,956
                                                        ----------    ----------
     Total Shareholders' Equity                            689,573       679,534
                                                        ----------    ----------
     Total Liabilities and Shareholders' Equity         $7,914,321    $7,138,706
                                                        ==========    ==========

See notes to consolidated financial statements.

Trustmark Corporation
Consolidated Statements of Income
($ in thousands except per share data)

                                                             Years Ended December 31,
                                                         --------------------------------
                                                           2003        2002        2001
                                                         --------    --------    --------
Interest Income
Interest and fees on loans                               $285,684    $305,709    $340,809
Interest on securities:
     Taxable                                               65,332      89,562     123,971
     Tax exempt                                             8,035       8,867       9,463
Interest on federal funds sold and securities
     purchased under reverse repurchase agreements            287         424         921
Other interest income                                          50       1,390         982
                                                         --------    --------    --------
     Total Interest Income                                359,388     405,952     476,146

Interest Expense
Interest on deposits                                       59,327      79,059     126,356
Interest on federal funds purchased and securities
     sold under repurchase agreements                      10,255      12,652      42,390
Other interest expense                                     19,976      22,055      40,496
                                                         --------    --------    --------
     Total Interest Expense                                89,558     113,766     209,242
                                                         --------    --------    --------
Net Interest Income                                       269,830     292,186     266,904
Provision for loan losses                                   9,771      14,107      13,200
                                                         --------    --------    --------

Net Interest Income After Provision
     for Loan Losses                                      260,059     278,079     253,704

Noninterest Income
Service charges on deposit accounts                        54,351      50,056      46,769
Other account charges and fees                             28,101      28,371      29,473
Insurance commissions                                      20,567      17,837      11,635
Mortgage servicing fees                                    16,826      17,247      16,920
Trust service income                                        9,834       9,962       9,423
Securities gains                                           12,231      13,568       2,448
Gains on sales of loans                                    15,938       9,353       9,163
Other income                                                 (305)     (4,524)      6,159
                                                         --------    --------    --------
     Total Noninterest Income                             157,543     141,870     131,990

Noninterest Expense
Salaries and employee benefits                            126,533     119,801     110,540
Net occupancy - premises                                   12,817      12,088      11,576
Equipment expense                                          14,989      15,085      15,651
Services and fees                                          31,283      32,414      30,098
Amortization/impairment of intangible assets               20,874      24,275      14,129
Other expense                                              29,624      30,178      32,273
                                                         ---------   --------    --------
     Total Noninterest Expense                            236,120     233,841     214,267
                                                         ---------   --------    --------

Income Before Income Taxes                                181,482     186,108     171,427
Income taxes                                               62,952      64,968      60,146
                                                         --------    --------    --------
Net Income                                               $118,530    $121,140    $111,281
                                                         ========    ========    ========

Earnings Per Share
     Basic                                               $   2.01    $   1.95    $   1.72
                                                         ========    ========    ========
     Diluted                                             $   2.00    $   1.94    $   1.72
                                                         ========    ========    ========

See notes to consolidated financial statements.

Trustmark Corporation
Consolidated Statements of Changes in Shareholders' Equity
($ in thousands except per share data)

                                                                Common Stock                                Accumulated
                                                            --------------------                               Other
                                                              Shares                Capital     Retained   Comprehensive
                                                            Outstanding  Amount     Surplus     Earnings   (Loss) Income    Total
                                                            -----------  -------    --------    --------   -------------   --------
Balance, January 1, 2001                                     64,755,022  $13,491    $ 94,229    $512,107   $       9,814   $629,641
Comprehensive income:
     Net income per consolidated statements of income                 -        -           -     111,281               -    111,281
     Net change in fair value of
       securities available for sale, net of tax                      -        -           -           -           7,610      7,610
     Net change in fair value of cash flow
       hedges, net of tax                                             -        -           -           -           1,277      1,277
                                                                                                                            -------
          Comprehensive income                                        -        -           -           -               -    120,168
Cash dividends paid ($0.56 per share)                                 -        -           -     (36,001)              -    (36,001)
Common stock issued in business combination                   2,405,630      501      45,521           -               -     46,022
Repurchase and retirement of common stock                    (3,454,981)    (719)    (73,667)          -               -    (74,386)
                                                            -----------  -------    --------    --------   -------------   --------
Balance, December 31, 2001                                   63,705,671   13,273      66,083     587,387          18,701    685,444
Comprehensive income:
     Net income per consolidated statements of income                 -        -           -     121,140               -    121,140
     Net change in fair value of
       securities available for sale, net of tax                      -        -           -           -          (3,845)    (3,845)
     Net change in fair value of cash flow
       hedges, net of tax                                             -        -           -           -          (3,771)    (3,771)
     Net change in unfunded accumulated benefit
       obligation, net of tax                                         -        -           -           -          (3,129)    (3,129)
                                                                                                                           --------
          Comprehensive income                                        -        -           -           -               -    110,395
Cash dividends paid ($0.62 per share)                                 -        -           -     (38,210)              -    (38,210)
Common stock issued, long-term incentive plan                    65,712       14         668           -               -        682
Repurchase and retirement of common stock                    (3,254,715)    (678)    (78,099)          -               -    (78,777)
Transfer to capital surplus                                           -        -     200,000    (200,000)              -          -
                                                            -----------  -------    --------    --------   -------------   --------
Balance, December 31, 2002                                   60,516,668   12,609     188,652     470,317           7,956    679,534
Comprehensive income:
     Net income per consolidated statements of income                 -        -           -     118,530               -    118,530
     Net change in fair value of
       securities available for sale, net of tax                      -        -           -           -         (17,518)   (17,518)
     Net change in fair value of cash flow
       hedges, net of tax                                             -        -           -           -           2,966      2,966
     Net change in unfunded accumulated benefit
        obligation, net of tax                                        -        -           -           -           3,129      3,129
                                                                                                                           --------
          Comprehensive income                                        -        -           -           -               -    107,107
Cash dividends paid ($0.69 per share)                                 -        -           -     (40,326)              -    (40,326)
Common stock issued, long-term incentive plan                   105,916       22       2,185           -               -      2,207
Compensation expense, long-term incentive plan                        -        -         406           -               -        406
Repurchase and retirement of common stock                    (2,375,851)    (495)    (58,860)          -               -    (59,355)
                                                            -----------  -------    --------    --------   -------------   --------
Balance, December 31, 2003                                   58,246,733  $12,136    $132,383    $548,521   $      (3,467)  $689,573
                                                            ===========  =======    ========    ========   =============   ========

See notes to consolidated financial statements.

Trustmark Corporation
Consolidated Statements of Cash Flows
($ in thousands)

                                                                            Years Ended December 31,
                                                                     --------------------------------------
                                                                        2003          2002          2001
                                                                     ----------    ----------    ----------
Operating Activities
Net income                                                           $  118,530    $  121,140    $  111,281
Adjustments to reconcile net income to net cash provided
     by operating activities:
        Provision for loan losses                                         9,771        14,107        13,200
        Depreciation and amortization/impairment                         33,056        36,871        26,864
        Net amortization of securities                                   19,570         1,062           785
        Securities gains                                                (12,231)      (13,568)       (2,448)
        Gains on sales of loans                                         (15,938)       (9,353)       (9,163)
        Deferred income tax provision (benefit)                           3,238        (5,104)        3,111
        Proceeds from sale of loans held for sale                     1,494,278     1,059,396     1,235,114
        Purchases and originations of loans held for sale            (1,407,158)   (1,138,231)   (1,099,548)
        Net increase in mortgage servicing rights                       (19,806)      (16,859)      (25,037)
        Net (increase) decrease in other assets                         (21,203)       22,972        (8,902)
        Net decrease in other liabilities                                (2,225)       (7,506)       (5,916)
        Other operating activities, net                                    (100)        3,726         3,522
                                                                     ----------    ----------    ----------
Net cash provided by operating activities                               199,782        68,653       242,863

Investing Activities
Proceeds from calls and maturities of securities held to maturity       452,331       267,055       216,611
Proceeds from calls and maturities of securities available for sale     443,375       440,840       573,765
Proceeds from sales of securities available for sale                    267,895       315,597        14,700
Purchases of securities held to maturity                                 (3,978)      (21,887)            -
Purchases of securities available for sale                           (1,496,002)     (956,684)     (407,796)
Net (increase) decrease in federal funds sold and securities
     purchased under reverse repurchase agreements                      (13,755)      113,564       (31,368)
Net increase in loans                                                  (274,279)      (19,682)      (67,359)
Purchases of premises and equipment                                      (7,850)      (17,340)      (12,892)
Proceeds from sales of premises and equipment                             1,306           738           123
Proceeds from sales of other real estate                                  6,010         4,223         3,676
Net cash paid in business combinations                                  (69,802)       (7,799)      (62,739)
                                                                     ----------    ----------    ----------
Net cash (used in) provided by investing activities                    (694,749)      118,625       226,721

Financing Activities
Net increase in deposits                                                193,345        72,931         7,781
Net decrease in federal funds purchased and securities sold
     under repurchase agreements                                        (26,843)      (82,528)     (229,657)
Net increase (decrease) in other borrowings                             345,573      (282,728)     (332,193)
Proceeds from long-term FHLB advances                                    56,035       250,000       225,000
Cash dividends                                                          (40,326)      (38,210)      (36,001)
Proceeds from exercise of stock options                                   2,207           682             -
Repurchase and retirement of common stock                               (59,355)      (78,777)      (74,386)
                                                                     ----------    ----------    ----------
Net cash provided by (used in) financing activities                     470,636      (158,630)     (439,456)
                                                                     ----------    ----------    ----------
(Decrease) increase in cash and cash equivalents                        (24,331)       28,648        30,128
Cash and cash equivalents at beginning of year                          357,427       328,779       298,651
                                                                     ----------    ----------    ----------
Cash and cash equivalents at end of year                             $  333,096    $  357,427    $  328,779
                                                                     ==========    ==========    ==========


See notes to consolidated financial statements.

NOTE 1 - BUSINESS, BASIS OF FINANCIAL STATEMENT PRESENTATION, SIGNIFICANT ACCOUNTING POLICIES AND RECENT PRONOUNCEMENTS

BUSINESS
Trustmark Corporation (Trustmark) is a multi - bank holding company headquartered in Jackson, Mississippi. Through its subsidiaries, Trustmark operates as a financial services organization providing banking and financial solutions to corporate institutions and individual customers through over 140 offices in Mississippi, Tennessee and Florida.

BASIS OF FINANCIAL STATEMENT PRESENTATION
The consolidated financial statements include the accounts of Trustmark and its wholly-owned subsidiaries, Trustmark National Bank (TNB) and Somerville Bank & Trust Company. All intercompany accounts and transactions have been eliminated in consolidation.

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

Securities not classified as held to maturity or trading are classified as available for sale and are stated at fair value. Unrealized gains and losses, net of tax, on these securities are recorded in shareholders' equity as accumulated other comprehensive (loss) income. Securities classified as available for sale include securities that may be used as part of the asset/liability strategy or that may be sold in response to interest rate movements, liquidity needs, changes in prepayment expectations or for other business purposes.

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

Loans Held for Sale

Mortgage loans held for sale in the secondary market that are hedged using fair value hedges are carried at estimated fair value on an aggregate basis.
Substantially all mortgage loans held for sale are hedged. These loans are primarily first-lien mortgage loans originated or purchased by Trustmark. Adjustments to reflect market value and realized gains and losses upon ultimate sale of the loans are classified as other income. Deferred loan fees and costs are reflected in the basis of loans held for sale, and as such, impacts the resulting gain or loss when loans are sold.

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

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is charged to expense over the estimated useful lives of the assets, which are up to thirty-nine years for buildings and three to seven years for furniture and equipment. Leasehold improvements are amortized over the terms of the respective leases, or the estimated useful lives of the improvements, whichever is shorter. Depreciation and amortization expenses are computed using both straight-line and accelerated methods. Trustmark continually evaluates whether events and circumstances have occurred that indicate that such long-lived assets have been impaired. Measurement of any impairment of such long-lived assets is based on those assets' fair values. There were no impairment losses on premises and equipment recorded during 2003, 2002 or 2001.

Intangible Assets

Intangible assets consist of goodwill, identifiable intangible assets and mortgage servicing rights. Effective January 1, 2002, Trustmark adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." This statement requires that goodwill no longer be amortized, while amortizing other identifiable intangibles over their respective useful lives to their estimated residual values and measuring these assets for possible impairment. Included in Note 7 - "Intangible Assets" are the specific carrying values, amortization and pro forma disclosures as required by SFAS No. 142.

Goodwill, which represents the excess of cost over the fair value of the net assets of an acquired business, was amortized on a straight-line method up to twenty years prior to the adoption of SFAS No. 142. Effective January 1, 2002, goodwill is no longer amortized but tested for impairment annually.

Identifiable intangible assets, comprised primarily of core deposit intangibles and insurance customer relationship intangibles, represent the net present value of the future economic benefits related to the use of an acquired deposit and insurance base. These assets are being amortized on a straight-line method up to fifteen years. The results of straight-line amortization are not materially different from an accelerated method. In addition, during the third quarter of 2003, Trustmark purchased a banking charter for $1.0 million in order to facilitate its entry into the state of Florida. This identifiable intangible asset is being amortized over 20 years.

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

Impairment of goodwill, core deposit intangibles and insurance customer relationship intangibles are evaluated annually or whenever events or changes in circumstances indicate that the carrying amount should be assessed. Impairment, if any, for mortgage servicing rights is recognized through a valuation allowance with a corresponding charge to noninterest expense that is determined using estimated fair values based on specific risk characteristics of the underlying mortgages. During the quarter ended September 30, 2003, Trustmark expanded its risk characteristics, which had previously included product type and term, to include interest rates on the underlying mortgages. This change in estimate was necessary because of the recent volatile interest rate environment and reduced income before income taxes during 2003 by approximately $2.7 million ($1.7 million after tax or $0.03 per share).

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

Derivative Financial Instruments

Trustmark utilizes various derivative financial instruments as part of its risk management strategy. Trustmark is also required to recognize certain contracts and commitments as a derivative when the characteristics of those contracts and commitments meet the definition of a derivative. Trustmark's derivative financial instruments consist of mortgage related instruments, interest rate swaps and interest rate floors/caps.

Under the guidelines of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, all derivative instruments are required to be carried at fair value on the balance sheet. SFAS No. 133 also provides special hedge accounting provisions. Derivative instruments designated in a hedge relationship to mitigate exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges under SFAS No. 133. Derivative instruments designated in a hedge relationship to mitigate exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges.

Fair value hedges are accounted for by recording the fair value of the derivative instrument and the fair value related to the risk being hedged on the hedged asset or liability on the balance sheet with corresponding offsets recorded in other income. The adjustment to the hedged asset or liability is included in the basis of the hedged item, while the fair value of the derivative is recorded as a freestanding asset or liability.

Cash flow hedges are accounted for by recording the fair value of the derivative instrument on the balance sheet as either a freestanding asset or liability, with a corresponding offset recorded in other comprehensive (loss) income within shareholders' equity, net of tax. Amounts are reclassified from other comprehensive (loss) income to the income statement in the period the hedged forecasted transaction affects net income.

Under both the fair value and cash flow hedge methods, derivative gains and losses not effective in hedging the change in fair value or expected cash flows of the hedged item are recognized immediately in other income.

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

Stock - Based Compensation

Effective  January  1,  2003,  Trustmark  adopted  the  fair  value  recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" prospectively to all awards granted, modified or settled after January 1, 2003. Under the provisions of this statement, compensation expense is recognized by the straight line method for grants issued after January 1, 2003, utilizing the fair value of the grants over the vesting period. This change did not have a material impact on Trustmark's consolidated financial statements. Trustmark estimates the fair value of each option granted using the Black-Scholes option-pricing model. Prior to January 1, 2003, Trustmark accounted for incentive stock options under the recognition and measurement provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." Under APB No. 25, because the exercise price of Trustmark's stock options equaled the market price for the underlying stock on the date of grant, no compensation expense was recognized. The following table reflects pro forma net income and earnings per share for the periods presented, had Trustmark elected to adopt the fair value approach for all outstanding options prior to January 1, 2003 ($ in thousands except per share data):

                                                   2003       2002        2001
                                                 --------   --------   --------
Net income,
     as reported                                 $118,530   $121,140   $111,281
Add:  Total stock-based employee compensation
      expense included in reported net income,
      net of related tax effects                      256          -          -
Deduct: Total stock-based employee
      compensation expense determined
      under fair value based method for
      all awards, net of related tax effects       (1,344)    (1,530)    (1,315)
                                                 --------   --------   --------
     Pro forma net income                        $117,442   $119,610   $109,966
                                                 ========   ========   ========
Earnings per share:
     As reported
          Basic                                  $   2.01   $   1.95   $   1.72
          Diluted                                    2.00       1.94       1.72
     Pro forma
          Basic                                   $  1.99   $   1.92    $  1.70
          Diluted                                    1.98       1.92       1.70

The following table reflects the fair value of stock options at their grant date and the weighted average assumptions which were utilized in the Black-Scholes option-pricing model.

                                                   2003       2002       2001
                                                 --------   --------   --------
Fair value of options                            $  6.45    $  8.51    $  7.54
Risk-free investment rate                           4.01%      5.21%      5.24%
Expected volatility                                24.71%     27.04%     30.60%
Expected dividend yield                             2.72%      2.40%      2.63%
Expected life (in years)                             10         10         10

Statements of Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and amounts due from banks. Trustmark paid income taxes approximating $59.1 million in 2003, $70.4 million in 2002 and $55.6 million in 2001. Interest paid on deposit liabilities and other borrowings approximated $91.1 million in 2003, $119.2 million in 2002 and $222.9 million in 2001. For the years ended December 31, 2003, 2002 and 2001, noncash transfers from loans to foreclosed properties were $5.3 million, $6.8 million and $5.2 million, respectively. Assets acquired during 2003 as a result of business combinations totaled $233 million, while liabilities assumed totaled $209 million. Assets acquired during 2001 as a result of business combinations totaled $671 million, while liabilities assumed totaled $573 million. During 2003, $50 million of long-term FHLB advances were transferred to short-term borrowings compared with $100 million in 2002.

Per Share Data

Basic earnings per share (EPS) is computed by dividing net income by the weighted average shares of common stock outstanding. Diluted EPS is computed by dividing net income by the weighted average shares of common stock outstanding, adjusted for the effect of potentially dilutive stock options outstanding during the period. The following table reflects weighted average shares used to calculate basic and diluted EPS for the periods presented (in thousands):

                                         Years Ended December 31,
                                         ------------------------
                                          2003     2002     2001
                                         ------   ------   ------
Basic shares                             59,009   62,251   64,755
Dilutive shares (due to stock options)      235      165      122
                                         ------   ------   ------
Diluted shares                           59,244   62,416   64,877
                                         ======   ======   ======

RECENT PRONOUNCEMENTS

In December 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" (as revised). This interpretation addresses consolidation by business enterprises of variable interest entities, which have one or more of the following characteristics: 1) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties including the equity holders; 2) the equity investors lack one or more of the essential characteristics of a controlling financial interest and 3) the equity investors have voting rights that are not proportionate to their economic interests, and the activities of the entity involve or are conducted on behalf of an investor with a disproportionately small voting interest. Application of this interpretation is required in financial statements of public entities that have interests in variable interest entities or potential variable interest entities for periods ending after December 15, 2003. Currently, Trustmark does not have any interests in variable interest entities as defined by this interpretation.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The effects of this statement did not have a material impact on Trustmark's consolidated financial position or results of operations upon adoption on June 30, 2003.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The statement applies to the following three categories of freestanding financial instruments: 1) certain mandatorily redeemable instruments, 2) instruments with repurchase obligations and 3) instruments with obligations to issue a variable number of shares. The statement requires that previously issued instruments that fall within the scope of the statement must be reclassified as liabilities, and subsequent changes in the measurements of the instruments treated as liabilities must flow through to the income statement. For public companies, this statement became effective for all freestanding financial instruments entered into or modified after May 31, 2003. Currently, Trustmark does not have any financial instruments within the scope of this statement.

NOTE 2 - BUSINESS COMBINATIONS

On December 9, 2003, Trustmark and Allied Houston Bank, Houston, Texas, announced the signing of a definitive Branch Purchase and Assumption Agreement pursuant to which Trustmark National Bank will acquire five branches of Allied Houston Bank serving the greater Houston market for a $10 million deposit premium. The Agreement contemplates the assumption of selected deposit accounts of approximately $160 million, the purchase of selected loan accounts of approximately $158 million and the operation of five Allied Houston Bank branch locations. At November 30, 2003, Allied Houston Bank deposits and loans totaled approximately $199 million and $178 million, respectively. The proposed transaction, which is subject to the approval of regulatory authorities and Allied Houston shareholders, is expected to close during the first quarter of 2004.

On August 29, 2003, Trustmark acquired seven Florida branches of The Banc Corporation of Birmingham, Alabama, in a business combination accounted for by the purchase method of accounting. These branches, known as the Emerald Coast Division, serve the markets from Destin to Panama City. In connection with the transaction, Trustmark paid a $46.8 million deposit premium in exchange for $232.8 million in assets and $209.2 million in deposits and other liabilities. Assets consisted of $224.3 million in loans, $6.8 million in premises and equipment and $1.7 million in other assets. These assets and liabilities have been recorded at fair value based on market conditions and risk characteristics at the acquisition date. Loans were recorded at a $1.9 million discount, consisting of a discount for general credit risk of $3.5 million offset by a market premium of $1.6 million. This net discount will be recognized as interest income over the estimated life of the loans. Excess costs over tangible net assets acquired totaled $49.5 million, of which $1.7 million and $47.8 million have been allocated to core deposits and goodwill, respectively.

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

NOTE 3 - CASH AND DUE FROM BANKS

Trustmark  is required to maintain  average  reserve  balances  with the Federal
Reserve Bank based on a percentage of deposits. The average amounts of those reserves for the years ended December 31, 2003 and 2002, were $36.8 million and $15.2 million, respectively.

NOTE 4 - SECURITIES AVAILABLE FOR SALE AND HELD TO MATURITY

A summary of the amortized cost and estimated fair value of securities available for sale and held to maturity at December 31, 2003 and 2002, follows ($ in thousands):

                                        Securities Available for Sale                    Securities Held to Maturity
                               ----------------------------------------------   --------------------------------------------
                                             Gross       Gross      Estimated                Gross       Gross     Estimated
                               Amortized   Unrealized  Unrealized     Fair      Amortized  Unrealized  Unrealized    Fair
                                 Cost        Gains      (Losses)      Value       Cost       Gains      (Losses)     Value
                               ----------  ----------  ----------  ----------   ---------  ----------  ----------  ---------
2003
----
U.S. Treasury and other U.S.
    Government agencies        $  301,857  $    1,033  $   (3,858) $  299,032   $       -  $        -  $        -  $       -
Obligations of states and
    political subdivisions         72,243       4,439          (6)     76,676     142,169      12,374          (2)   154,541
Mortgage-backed securities      1,382,136       6,143     (14,111)  1,374,168      36,181         369         (45)    36,505
Corporate debt securities         107,418         448        (753)    107,113           -           -           -          -
Other securities                   75,955       1,049           -      77,004         100           -           -        100
                               ----------  ----------  ----------  ----------   ---------  ----------  ----------  ---------
     Total                     $1,939,609  $   13,112  $  (18,728) $1,933,993   $ 178,450  $   12,743  $      (47) $ 191,146
                               ==========  ==========  ==========  ==========   =========  ==========  ==========  =========

2002
----
U.S. Treasury and other U.S.
    Government agencies        $  182,219  $    9,960  $     (125) $  192,054   $       -  $        -  $        -  $       -
Obligations of states and
    political subdivisions         71,544       5,458           -      77,002     153,707      13,662           -    167,369
Mortgage-backed securities        937,753       9,082      (1,620)    945,215     395,390      15,379         (88)   410,681
Other securities                   48,299           -           -      48,299         100           -           -        100
                               ----------  ----------  ----------  ----------   ---------  ----------  ----------  ---------
     Total                     $1,239,815  $   24,500  $   (1,745) $1,262,570   $ 549,197  $   29,041  $      (88) $ 578,150
                               ==========  ==========  ==========  ==========   =========  ==========  ==========  =========

Temporarily Impaired Securities

The primary components that determine a security's fair value are its coupon rate, maturity and credit characteristics. When the fair value of a security falls below amortized cost it becomes temporarily impaired with an unrealized loss. The table below ($ in thousands) includes securities with unrealized losses at December 31, 2003.

                               Held Less than 12 Months   Held 12 Months or More           Total
                               ------------------------   ----------------------  ----------------------
                               Estimated     Unrealized   Estimated   Unrealized  Estimated   Unrealized
                               Fair Value      Losses     Fair Value    Losses    Fair Value    Losses
                               ----------    ----------   ----------  ----------  ----------  ----------

U.S. Treasury and other U.S.
    Government agencies        $  161,295    $    3,858   $        -  $        -  $  161,295  $    3,858
Obligations of states and
    political subdivisions          2,413             8            -           -       2,413           8
Mortgage-backed securities      1,132,374        14,096        1,954          60   1,134,328      14,156
Corporate debt securities          62,106           753            -           -      62,106         753
Other securities                        -             -          100           -         100           -
                               ----------    ----------   ----------  ----------  ----------  ----------
     Total                     $1,358,188    $   18,715   $    2,054  $       60  $1,360,242  $   18,775
                               ==========    ==========   ==========  ==========  ==========  ==========

The fair market value of all securities were impacted by an upward trend in interest rates during the second half of 2003. Current conditions indicate that the contractual principal value, or the expected maturity, of these securities has not been altered to the extent that these unrealized losses are considered anything but temporary in nature. All of the securities held with unrealized losses that have continued for longer than twelve months are expected to mature, at full principal value, during 2004.

Security Gains and Losses

Gross gains as a result of calls and dispositions of securities available for sale were $12.2 million in 2003, $13.6 million in 2002 and $1.5 million in 2001. During 2003, gross losses on calls and dispositions of these securities were $61 thousand, while there were none in 2002 and $28 thousand realized in 2001. During 2003, 2002 and 2001, there were no sales of securities held to maturity. Gross gains of $75 thousand, $7 thousand and $968 thousand were realized on calls of these securities during 2003, 2002 and 2001, respectively.

Securities Pledged

Securities with a carrying value of $1.7 billion and $1.3 billion at December 31, 2003 and 2002, respectively, were pledged to collateralize public deposits and securities sold under agreements to repurchase, and for other purposes as required or permitted by law.

Contractual Maturities

The amortized cost and estimated fair value of securities available for sale and held to maturity at December 31, 2003, by contractual maturity, are shown below ($ in thousands). Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                            Securities                Securities
                                        Available for Sale         Held to Maturity
                                      -----------------------   -----------------------
                                       Amortized   Estimated     Amortized   Estimated
                                         Cost      Fair Value      Cost      Fair Value
                                      ----------   ----------   ----------   ----------
Due in one year or less               $   10,061   $   10,243   $    8,929   $    9,188
Due after one year through five years    420,963      421,961       44,306       48,072
Due after five years through ten years    95,225       95,258       52,316       56,964
Due after ten years                       31,224       32,363       36,718       40,417
                                      ----------   ----------   ----------   ----------
                                         557,473      559,825      142,269      154,641
Mortgage-backed securities             1,382,136    1,374,168       36,181       36,505
                                      ----------   ----------   ----------   ----------
     Total                            $1,939,609   $1,933,993   $  178,450   $  191,146
                                      ==========   ==========   ==========   ==========

NOTE 5 - LOANS

At December 31, 2003 and 2002, loans consisted of the following ($ in thousands):

                                                      2003         2002
                                                   ----------   ----------
Real estate loans:
     Construction and land development             $  406,257   $  286,500
     Secured by 1-4 family residential properties   1,663,915    1,330,604
     Secured by nonfarm, nonresidential properties    858,708      811,289
     Other                                            156,524      112,923
Loans to finance agricultural production               30,815       37,452
Commercial and industrial                             787,094      776,510
Consumer                                              787,316      833,384
Obligations of states and political subdivisions      173,296      162,644
Other loans                                            56,127       66,380
                                                   ----------   ----------
     Loans                                          4,920,052    4,417,686
     Less allowance for loan losses                    74,276       74,771
                                                   ----------   ----------
         Net loans                                 $4,845,776   $4,342,915
                                                   ==========   ==========

Trustmark does not have any loan concentrations other than those reflected in the preceding table which exceed 10% of total loans. At December 31, 2003, Trustmark's geographic loan distribution was concentrated primarily in its Mississippi, Tennessee and Florida markets.

Changes in the allowance for loan losses were as follows ($ in thousands):

                                        2003       2002       2001
                                       -------    -------    -------

Balance at January 1                   $74,771    $75,534    $65,850
Provision charged to expense             9,771     14,107     13,200
Loans charged off                      (19,208)   (24,035)   (22,698)
Recoveries                               8,942      9,165      7,604
                                       -------    -------    -------
Net charge-offs                        (10,266)   (14,870)   (15,094)
Allowance applicable to loans
     of acquired banks                       -          -     11,578
                                       -------    -------    -------
Balance at December 31                 $74,276    $74,771    $75,534
                                       =======    =======    =======

At December 31, 2003 and 2002, the carrying amounts of nonaccrual loans were $23.9 million and $31.6 million, respectively. Included in these nonaccrual loans at December 31, 2003 and 2002, are loans that are considered to be impaired, which totaled $16.5 and $24.2 million, respectively. At December 31, 2003, the total allowance for loan losses related to impaired loans was $4.9 million compared with $6.8 million at December 31, 2002. The average carrying amounts of impaired loans during 2003, 2002 and 2001 were $21.3 million, $29.9 million and $22.7 million, respectively. No material amounts of interest income were recognized on impaired loans or nonaccrual loans for each of the years in the three-year period ended December 31, 2003.

Trustmark makes loans in the normal course of business to certain directors, including their immediate families and companies in which they are principal owners. Such loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons, and do not involve more than the normal risk of collectability at the time of the transaction. At December 31, 2003 and 2002, total loans to these persons were $80.5 million and $62.2 million, respectively. During 2003, $772.6 million of new loan advances were made while repayments were $754.3 million. No loans were reclassified as a result of directors' retirements or changes in position of executive officers during the year.

NOTE 6 - PREMISES AND EQUIPMENT

At December 31, 2003 and 2002, premises and equipment are summarized as follows ($ in thousands):


                                                       2003         2002
                                                     --------     --------
Land                                                 $ 24,725     $ 22,059
Buildings and leasehold improvements                  111,037      105,422
Furniture and equipment                               103,983      108,130
                                                     --------     --------
     Total cost of premises and equipment             239,745      235,611
Less accumulated depreciation and amortization        131,371      131,498
                                                     --------     --------
     Premises and equipment, net                     $108,374     $104,113
                                                     ========     ========

NOTE 7 - INTANGIBLE ASSETS

Goodwill

The changes in the carrying amount of goodwill (all within the Consumer Division segment) for the years ended December 31, 2003, 2002 and 2001, are as follows ($ in thousands):

                                        2003       2002       2001
                                       -------    -------    -------
Balance as of January 1                $48,028    $41,004    $11,913
Additions from business combinations    47,849      6,638     30,492
Purchase accounting adjustments              -        386        (69)
Amortization                                 -          -     (1,332)
                                       -------    -------    -------
Balance as of December 31              $95,877    $48,028    $41,004
                                       =======    =======    =======

Effective January 1, 2003, Trustmark changed the composition of its reportable segments and as a result, the Consumer Division segment now contains all goodwill reportable by Trustmark. Within this segment, the carrying amount by reporting unit at December 31, 2003, includes Retail Banking ($74.0 million), Bottrell Insurance Agency ($17.5 million) and Somerville Bank and Trust Company ($4.4 million). Trustmark performed an impairment test on its goodwill assets during 2003 and 2002 which indicated that no impairment charge was required.

The following table sets forth net income and earnings per share excluding goodwill amortization for the years ended December 31, 2003, 2002 and 2001 ($ in thousands, except per share data):

                                         2003       2002       2001
                                       --------   --------   --------
Net income as reported                 $118,530   $121,140   $111,281
Goodwill amortization, net of tax             -          -        866
                                       --------   --------   --------
Pro forma net income                   $118,530   $121,140   $112,147
                                       ========   ========   ========

Earnings per share:
     As reported
       Basic                           $   2.01   $   1.95   $   1.72
       Diluted                             2.00       1.94       1.72
     Pro forma
       Basic                           $   2.01   $   1.95   $   1.73
       Diluted                             2.00       1.94       1.73

Other Identifiable Intangible Assets

At December 31, 2003 and 2002, other identifiable intangible assets consisted of the following ($ in thousands):

                                      2003                           2002
                          ----------------------------   ----------------------------
                          Gross Carrying  Accumulated    Gross Carrying  Accumulated
                              Amount      Amortization        Amount     Amortization
                          --------------  ------------   --------------  ------------
Core deposit intangibles  $       40,225  $     21,665   $       38,549  $    19,261
Insurance intangibles              3,180           827            3,180          276
Banking charter                    1,025            17                -            -
                          --------------  ------------   --------------  -----------
   Total amortizable              44,430        22,509           41,729       19,537
Pension plan intangible                -             -              596            -
                          --------------  ------------   --------------  -----------
   Total                  $       44,430  $     22,509   $      $42,325  $    19,537
                          ==============  ============   ==============  ===========

During 2003, Trustmark acquired $1.7 million of core deposit intangible assets resulting from the Emerald Coast branch purchase, which have a weighted average amortization period of 10 years. In order to facilitate its entry into Florida, Trustmark acquired an existing Florida state bank charter for $1.0 million from an unrelated party. This bank charter has an amortization period of 20 years. During 2002, Trustmark recorded an intangible asset related to the unrecognized prior service cost of the pension plan in the amount of $596 thousand. During 2003, this unamortized asset was reviewed and subsequently reversed based on the value of the pension plan's assets compared with its accumulated benefit obligation. During 2003 and 2002, Trustmark recorded $3.0 million and $3.2 million, respectively, of amortization of other identifiable intangible assets.

Trustmark estimates that amortization expense for intangible assets will be $2.1 million in 2004 and $1.9 million in 2005, 2006, 2007 and 2008.

Mortgage Servicing Rights

The changes in the carrying amount of mortgage servicing rights for the years ended December 31, 2003, 2002 and 2001, are as follows ($ in thousands):

                                    Gross                     Net
                                   Carrying    Valuation    Carrying
                                    Amount     Allowance     Amount
                                   --------    ---------    --------
Balance as of January 1, 2001      $ 43,153    $       -    $ 43,153
Additions                            20,523            -      20,523
Amortization / impairment            (8,205)      (2,000)    (10,205)
                                   --------    ---------    --------
Balance as of December 31, 2001      55,471       (2,000)     53,471
Additions                            17,376            -      17,376
Amortization / impairment           (11,540)     (10,480)    (22,020)
                                   --------    ---------    --------
Balance as of December 31, 2002      61,307      (12,480)     48,827
Additions                            18,782            -      18,782
Amortization / impairment           (14,515)      (3,387)    (17,902)
                                   --------    ---------    --------
Balance as of December 31, 2003    $ 65,574    $ (15,867)   $ 49,707
                                   ========    =========    ========

NOTE 8 - DEPOSITS

At December 31, 2003 and 2002, deposits consisted of the following ($ in thousands):
                                      2003            2002
                                   ----------      ----------
DDA, NOW, MMDA                     $2,543,694      $2,193,422
Savings                               828,256         744,386
Time                                1,717,509       1,748,488
                                   ----------      ----------
    Total deposits                 $5,089,459      $4,686,296
                                   ==========      ==========

The aggregate amount of time deposits of $100,000 or more at December 31, 2003, was $454.3 million.

The maturities of interest-bearing deposits at December 31, 2003, are as follows ($ in thousands):

2004                                                                 $1,221,380
2005                                                                    332,726
2006                                                                     89,601
2007                                                                     47,246
2008 and thereafter                                                      26,556
                                                                     ----------
    Total time deposits                                               1,717,509
Interest-bearing deposits with no stated maturity                     2,042,506
                                                                     ----------
       Total interest-bearing deposits                               $3,760,015
                                                                     ==========

NOTE 9 - SECURITIES SOLD UNDER REPURCHASE AGREEMENTS

At December 31, 2003 and 2002, the carrying values of securities sold under repurchase agreements, by contractual maturity, are as follows ($ in thousands):

                                                             2003        2002
                                                           --------    --------
 Demand/In one day                                         $472,040    $554,253
 Term up to 30 days                                          45,006      27,741
 Term of 30 to 90 days                                       93,198      10,999
 Term of 90 days and over                                    64,472      42,000
                                                           --------    --------
      Total                                                $674,716    $634,993
                                                           ========    ========

The weighted average interest rates for these repurchase agreements were 0.89% and 1.12% at December 31, 2003 and 2002, respectively. Specific U.S. Treasury and other U.S. Government agencies securities with carrying values of $916 million at December 31, 2003, and $784 million at December 31, 2002, collateralize the repurchase agreements. The fair value of this collateral approximated $913 million at December 31, 2003, and $800 million at December 31, 2002.

NOTE 10 - BORROWINGS

Short-Term Borrowings

At December 31, 2003 and 2002, short-term borrowings consisted of the following ($ in thousands):

                                                            2003         2002
                                                           --------    --------
Term federal funds purchased                               $252,000    $100,000
FHLB advances                                               300,000     107,710
Treasury tax and loan note option account                    46,687      45,985
Other                                                        22,845      22,264
                                                           --------    --------
     Total                                                 $621,532    $275,959
                                                           ========    ========

Trustmark has received advances from the FHLB, which are classified as short-term and are collateralized by a blanket lien on Trustmark's single-family, multi-family, home equity and commercial mortgage loans. Four of these advances have fixed rates and range in size from $25 million to $100 million with interest rates from 1.06% to 5.30% and maturities from January to September 2004. An additional floating rate advance of $100 million, which matures in August 2004, currently has an interest rate of 1.14%, which is reset quarterly based on the three-month LIBOR.

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

Long-Term Federal Home Loan Bank Advances

Trustmark has received noncallable advances totaling $531 million at December 31, 2003, and $475 million at December 31, 2002, which are collateralized by a blanket lien on Trustmark's single-family, multi-family, home equity and commercial mortgage loans. Advances totaling $450 million mature in 2005, $75.2 million in 2006, $4.3 million in 2008 and $1.5 million in 2009. These advances have interest rates ranging from 1.11% to 6.80%. Interest rates on two advances are reset quarterly based on the three-month LIBOR. At December 31, 2003, Trustmark had $442.6 million available in unused FHLB advances.

Line of Credit

In June 2002, Trustmark entered into a two-year line of credit arrangement enabling borrowings up to $50 million, subject to certain financial covenants. At December 31, 2003, Trustmark had not utilized this line of credit.

NOTE 11 - INCOME TAXES

The income tax provision included in the statements of income is as follows ($ in thousands):
                                               2003         2002         2001
                                              -------      -------      -------
Current
     Federal                                  $51,802      $60,969      $49,992
     State                                      7,912        9,103        7,043
Deferred
     Federal                                    2,825       (4,364)       2,782
     State                                        413         (740)         329
                                              -------      -------      -------
          Income tax provision                $62,952      $64,968      $60,146
                                              =======      =======      =======

The income tax provision differs from the amount computed by applying the statutory federal income tax rate of 35% to income before income taxes as a result of the following ($ in thousands):

                                               2003         2002         2001
                                              -------      -------      -------

Income tax computed at statutory tax rate     $63,519      $65,138      $59,999
Tax exempt interest                            (5,217)      (5,753)      (6,384)
Nondeductible interest expense                    246          357          703
State income taxes, net                         5,410        5,436        4,792
Other                                          (1,006)        (210)       1,036
                                              -------      -------      -------
          Income tax provision                $62,952      $64,968      $60,146
                                              =======      =======      =======

Temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities give rise to the following net deferred tax assets at December 31, 2003 and 2002, which are included in other assets ($ in thousands):

                                                            2003         2002
                                                           -------      -------
Deferred tax assets
     Allowance for loan losses                             $28,336      $28,467
     Deferred compensation                                   7,449        6,860
     Unrealized losses on available for sale securities      2,148            -
     Interest rate contracts                                 1,832        1,642
     Pension plan                                                -          814
     Other                                                   6,117        4,194
                                                           -------      -------
           Gross deferred tax asset                         45,882       41,977
                                                           -------      -------

Deferred tax liabilities
     Premises and equipment                                  6,291        4,965
     Goodwill and other identifiable intangibles             5,978        5,045
     Pension plan                                            3,325            -
     Securities                                              3,077        1,100
     Mortgage servicing rights                               2,431          890
     Unrealized gains on available for sale securities           -        8,704
     Other                                                   1,477          861
                                                           -------      -------
           Gross deferred tax liability                     22,579       21,565
                                                           -------      -------
              Net deferred tax asset                       $23,303      $20,412
                                                           =======      =======

Trustmark has evaluated the need for a valuation allowance and, based on the weight of the available evidence, has determined that it is more likely than not that all deferred tax assets will be realized.

NOTE 12 - ASSOCIATE BENEFIT PLANS

Early Retirement Program

In February 2003, Trustmark announced a voluntary early retirement program for associates ages 58 and above with ten or more years of service. This program was accepted by 116 associates, or 4.75% of Trustmark's workforce. The cost of this program, which is included in salaries and benefits, includes a charge of $2.9 million in salaries, $2.0 million in net periodic pension costs and $1.2 million in other employee benefits.

Pension Plan

Trustmark maintains a defined noncontributory pension plan which covers substantially all associates with more than one year of service. The plan provides pension benefits that are based on the length of credited service and final average compensation as defined in the plan. Trustmark's policy is to fund amounts allowable for federal income tax purposes.

The following tables present information regarding the benefit obligation, plan assets, funded status of the plan, accumulated benefit obligation and net periodic pension costs ($ in thousands):

                                                             December 31,
                                                         -------------------
                                                          2003        2002
                                                         -------     -------
Change in projected benefit obligation
  Benefit obligation, beginning of year                  $72,229     $64,201
  Service cost                                             2,571       2,781
  Interest cost                                            4,569       4,862
  Actuarial loss                                           3,947       4,706
  Benefit payments                                       (15,057)     (4,580)
  Prior service cost                                        (473)        259
                                                         -------     -------
    Projected benefit obligation, end of year             67,786      72,229

Change in plan assets
  Fair value of plan assets, beginning of year            55,233      58,751
  Actual return on plan assets                             7,417      (1,277)
  Employer contributions                                  10,000       2,339
  Benefit payments                                       (15,057)     (4,580)
                                                         -------     -------
    Fair value of plan assets, end of year                57,593      55,233
                                                         -------     -------

Funded status of plan assets
  Plan assets less than projected benefit obligation     (10,193)    (16,996)
  Unrecognized prior service cost                         (2,498)        596
  Unrecognized net loss                                   21,383      19,338
                                                         -------     -------
    Prepaid pension assets recorded in balance sheets    $ 8,692     $ 2,938
                                                         =======     =======

Amounts recognized in the balance sheets
  Prepaid pension asset recorded in balance sheets       $ 8,692     $ 2,938
  Accrued minimum pension liability                            -      (5,663)
  Intangible asset                                             -         596
  Accumulated other comprehensive income                       -       5,067
                                                         -------     -------
    Prepaid pension assets recorded in balance sheets    $ 8,692     $ 2,938
                                                         =======     =======

Accumulated benefit obligation
  Projected benefit obligation                           $67,786     $72,229
  Accumulated benefit obligation                          57,424      57,958
  Fair value of plan assets                               57,593      55,233

                                                   Years Ended December 31,
                                                  --------------------------
                                                   2003      2002      2001
                                                  ------    ------    ------
Net periodic pension cost
  Service cost - benefits earned during
     the period                                   $2,571    $2,781    $3,042
  Interest cost on projected benefit obligation    4,569     4,862     4,194
  Expected return on plan assets                  (5,514)   (5,935)   (5,721)
  Amortization of prior service cost                 242       212       262
  Amortization of net obligation at transition         -      (213)     (364)
  Recognized net loss due to settlement            2,378         -         -
                                                  ------    ------    ------
    Net periodic benefit cost                     $4,246    $1,707    $1,413
                                                  ======    ======    ======

Weighted-average assumptions as of end of year     2003      2002      2001
                                                  ------    ------    ------
  Discount rate for benefit obligations            6.50%     7.00%     7.50%
  Discount rate for net periodic benefit cost      7.00%     7.50%     7.75%
  Expected long-term return on plan assets         9.00%     9.00%     9.00%
  Rate of compensation increase                    4.00%     4.00%     4.00%

Plan Assets

Trustmark's pension plan weighted-average asset allocations at December 31, 2003 and 2002, by asset category are as follows:
                                                             2003      2002
                                                            ------    ------
  Fixed income securities                                    37.2%     40.2%
  Equity mutual funds                                        61.7%     55.6%
  Other                                                       1.1%      4.2%
                                                            ------    ------
    Total                                                   100.0%    100.0%
                                                            ======    ======

The strategic objective of the plan focuses on capital growth with moderate income. The plan is managed on a total return basis with the return objective set as a reasonable actuarial rate of return on plan assets net of investment management fees. Moderate risk is assumed given the average age of plan participants and the need to meet the required rate of return. Equity and fixed income securities are utilized to allow for capital appreciation while fully diversifying the portfolio with more conservative fixed income investments. The target asset allocation range for the portfolio is 0-15% Cash & Equivalents, 25-45% Fixed Income, 35-65% Domestic Equity, and 0-20% International Equity. Changes in allocations are a result of tactical asset allocation decisions and fall within the aforementioned percentage range for each major asset class.

Trustmark selects the expected long-term rate-of-return-on-assets assumption in consultation with their investment advisors and actuary, and with concurrence from their auditors. This rate is intended to reflect the average rate of earnings expected to be earned on the funds invested or to be invested to provide plan benefits. Historical performance is reviewed, especially with respect to real rates of return (net of inflation), for the major asset classes held or anticipated to be held by the trust, and for the trust itself. Undue weight is not given to recent experience, that may not continue over the measurement period, with higher significance placed on current forecasts of future long-term economic conditions.

Because assets are held in a qualified trust, anticipated returns are not reduced for taxes. Further, solely for this purpose, the plan is assumed to continue in force and not terminate during the period in which assets are invested. However, consideration is given to the potential impact of current and future investment policy, cash flow into and out of the trust, and expenses (both investment and non-investment) typically paid from plan assets (to the extent such expenses are not explicitly estimated within periodic cost).

Contributions

The acceptable range of contributions to the plan is determined each year by the plan's actuary. In 2004, Trustmark's minimum required contribution is expected to be zero; however, Trustmark's management and Board of Directors plan to make a contribution of up to $7 million. The actual amount of the contribution will be determined based on the plan's funded status and return on plan assets as of the measurement date, which is October 31st.

Estimated Future Pension Benefit Payments

The following pension plan benefit payments, which reflect expected future service, are expected to be paid:

  2004                                                     $5,651,708
  2005                                                      5,510,722
  2006                                                      5,133,349
  2007                                                      5,513,491
  2008                                                      6,249,023
  2009 - 2013                                              35,194,830

Post Retirement Benefits

Trustmark does not provide post-retirement or post-employment benefits to associates at normal retirement other than pension benefits.

Defined Contribution Plan

Trustmark provides associates with a self-directed 401(k) retirement plan which allows associates to contribute a percentage of base pay, within limits provided by the Internal Revenue Code and accompanying regulations, into the plan. Trustmark's contributions to this plan were $2.8 million in 2003, $3.0 million in 2002 and $2.7 million in 2001.

Supplemental Retirement Program

Trustmark provides a deferred compensation plan covering directors, key executives and senior officers. Participants in the deferred compensation plan can defer a portion of their compensation for payment after retirement. Life insurance contracts have been purchased which may be used to fund payments under the plan. Net expenses related to this plan were $1.4 million in 2003, $761 thousand in 2002 and $1.6 million in 2001.

Long-Term Incentive Plan

Trustmark's incentive stock plan provides for the granting of incentive stock options and nonqualified stock options. Stock options are granted at an exercise price equal to the market value of the stock at the date of grant and are exercisable for a period not to exceed ten years from the date of grant. The maximum number of shares that can be granted under this plan is 7.0 million shares. The following tables summarize Trustmark's option activities for 2003, 2002 and 2001:

                                        2003                   2002                   2001
                                --------------------   --------------------   --------------------
                                             Average                Average                Average
                                             Option                 Option                 Option
                                 Shares      Price      Shares      Price      Shares      Price
                                ---------    -------   ---------    -------   ---------    -------
Outstanding, beginning of year  1,450,161    $ 21.85   1,232,100    $ 20.27     880,500    $ 19.70
Granted                           371,200      24.32     392,350      25.43     371,100      21.68
Exercised                        (109,128)     20.97    (114,414)     17.08     (11,500)     21.67
Forfeited                        (102,063)     22.89     (59,875)     22.13      (8,000)     20.68
                                ---------              ---------              ---------
Outstanding, end of year        1,610,170      22.41   1,450,161      21.85   1,232,100      20.27
                                =========              =========              =========

Exercisable, end of year          759,797      21.11     583,401      20.57     423,101      19.32
                                =========              =========              =========

                    Options Outstanding                          Options Exercisable
-------------------------------------------------------------   ----------------------
                                                     Weighted                 Weighted
                  Outstanding     Weighted Average   Average    Exercisable   Average
   Range of       December 31,    Remaining Years    Exercise   December 31,  Exercise
Exercise Prices       2003         to Expiration      Price         2003       Price
---------------   ------------   -----------------   --------   -----------   --------
$11.76 - $14.70         49,197          3.4          $ 13.53       49,197     $ 13.53
$17.64 - $20.58        258,863          6.3            18.06      178,892       18.06
$20.58 - $23.52        612,385          6.1            22.19      452,117       22.37
$23.52 - $26.46        663,225          8.8            24.77       79,591       25.46
$26.46 - $29.40         26,500          9.7            27.23            -           -
                     ---------                                    -------
                     1,610,170          7.2            22.41      759,797       21.11
                     =========                                    =======

NOTE 13 - COMMITMENTS AND CONTINGENCIES

Lending Related

Trustmark makes commitments to extend credit and issues standby and commercial letters of credit in the normal course of business in order to fulfill the financing needs of its customers.

Commitments to extend credit are agreements to lend money to customers pursuant to certain specified conditions. Commitments generally have fixed expiration dates or other termination clauses. Since many of these commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Trustmark applies the same credit policies and standards as it does in the lending process when making these commitments. The collateral obtained is based upon the assessed creditworthiness of the borrower. At December 31, 2003 and 2002, Trustmark had commitments to extend credit of $1.2 billion and $1.1 billion, respectively.

Standby and commercial letters of credit are conditional commitments issued by Trustmark to insure the performance of a customer to a third party. Trustmark issues financial and performance standby letters of credit in the normal course of business in order to fulfill the financing needs of its customers. A financial standby letter of credit is a commitment by Trustmark to guarantee a customer's repayment of an outstanding loan or debt instrument. Trustmark guarantees a customer's performance to a third party under a contractual nonfinancial obligation through the use of a performance standby letter of credit. When issuing letters of credit, Trustmark uses essentially the same policies regarding credit risk and collateral which are followed in the lending process. At December 31, 2003 and 2002, Trustmark's maximum exposure to credit loss in the event of nonperformance by the other party for standby and commercial letters of credit was $73.6 million and $70.4 million, respectively. These amounts consist primarily of commitments with maturities of less than three years, which have an immaterial carrying value. Trustmark holds collateral to support standby letters of credit when deemed necessary. As of December 31, 2003, the fair value of collateral held was $22.0 million.

Lease Commitments

Trustmark currently has lease commitments for banking premises and equipment, which expire from 2004 to 2020. These commitments contain renewal options, which extend the base lease from 5 to 20 years. Rental expense approximated $3.9 million in 2003, $3.7 million in 2002 and $3.6 million in 2001.

At December 31, 2003, future minimum rental commitments under noncancellable leases for banking premises and general offices and equipment are as follows ($ in thousands):

    2004                            $ 2,729
    2005                              1,750
    2006                              1,208
    2007                                973
    2008                                816
    Thereafter                        8,944
                                    -------
       Total                        $16,420
                                    =======

Legal Proceedings

Trustmark and its subsidiaries are parties to lawsuits and other claims that arise in the ordinary course of business. Some of the lawsuits assert claims related to the lending, collection, servicing, investment, trust and other business activities; and some of the lawsuits allege substantial claims for damages. The cases are being vigorously contested. In the regular course of business, Management evaluates estimated losses or costs related to litigation, and provision is made for anticipated losses whenever Management believes that such losses are probable and can be reasonably estimated. At the present time, Management believes, based on the advice of legal counsel, that the final resolution of pending legal proceedings will not have a material impact on Trustmark's consolidated financial position or results of operations; however, Management is unable to estimate a range of potential loss on these matters because of the nature of the legal environment in states where Trustmark conducts business.

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

Management believes, as of December 31, 2003, that Trustmark and TNB have met all capital adequacy requirements to which they are subject. At December 31, 2003, the most recent notification from the Office of the Comptroller of the Currency (OCC) categorized TNB as well capitalized. To be categorized as well capitalized, TNB must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios (defined in applicable regulations) as set forth in the table below. There are no significant conditions or events that have occurred since the OCC's notification that Management believes have affected TNB's present classification.

Trustmark's and TNB's actual regulatory capital amounts and ratios are presented in the table below ($ in thousands):

                                                                                       Minimum Regulatory
                                                 Actual          Minimum Regulatory     Provision to be
                                           Regulatory Capital     Capital Required      Well Capitalized
                                           ------------------    ------------------    ------------------
                                            Amount     Ratio     Amount       Ratio     Amount     Ratio
                                           --------    ------    -------      -----    --------    ------
At December 31, 2003:
  Total Capital (to Risk Weighted Assets)
    Trustmark Corporation                  $634,995    12.29%   $413,472      8.00%           -         -
    Trustmark National Bank                 601,800    11.90%    404,683      8.00%    $505,853    10.00%

  Tier 1 Capital (to Risk Weighted Assets)
    Trustmark Corporation                  $570,271    11.03%   $206,736      4.00%           -         -
    Trustmark National Bank                 538,460    10.64%    202,341      4.00%    $303,512     6.00%

  Tier 1 Capital (to Average Assets)
    Trustmark Corporation                  $570,271     7.53%   $227,050      3.00%           -         -
    Trustmark National Bank                 538,460     7.26%    222,456      3.00%    $370,760     5.00%

At December 31, 2002:
  Total Capital (to Risk Weighted Assets)
    Trustmark Corporation                  $651,612    13.99%   $372,504      8.00%           -         -
    Trustmark National Bank                 632,096    13.86%    364,835      8.00%    $456,043    10.00%

  Tier 1 Capital (to Risk Weighted Assets)
    Trustmark Corporation                  $593,204    12.74%   $186,252      4.00%           -         -
    Trustmark National Bank                 574,910    12.61%    182,417      4.00%    $273,626     6.00%

  Tier 1 Capital (to Average Assets)
    Trustmark Corporation                  $593,204     8.72%   $204,044      3.00%           -         -
    Trustmark National Bank                 574,910     8.64%    199,562      3.00%    $332,603     5.00%

Common Stock Repurchase Program

On July 15, 2003, the Board of Directors of Trustmark authorized an additional plan to repurchase up to 5% of common stock, or approximately 2.9 million shares, subject to market conditions and management discretion. Collectively, the capital management plans adopted by Trustmark since 1998 have authorized the repurchase of 21.5 million shares of common stock. Pursuant to these plans, Trustmark has repurchased approximately 18.0 million shares for $385.0 million, including 2.4 million shares during 2003 for $59.4 million. The current remaining authorization is approximately 3.5 million shares.

Shelf Registration

On April 16, 2003, Trustmark filed a registration statement of Form S-3 with the Securities and Exchange Commission (SEC) utilizing a "shelf" registration process, which became effective May 2, 2003. Under this shelf process, Trustmark may offer from time to time any combination of securities described in the prospectus in one or more offerings up to a total amount of $200 million. The securities described in the prospectus include common and preferred stock, depositary shares, debt securities, junior subordinated debt securities and trust preferred securities. Net proceeds from the sale of the offered securities may be used to redeem or repurchase outstanding securities, repay outstanding debt, finance acquisitions of companies and other assets and provide working capital.

Authorization of Preferred Shares

On April 9, 2002, the shareholders approved a proposal by the Board of Directors to amend the Articles of Incorporation to authorize the issuance of up to 20 million preferred shares with no par value. The Board of Directors believes that authorizing preferred shares for potential issuance is advisable and in the best interests of Trustmark. The ability to issue preferred shares in the future will provide Trustmark with additional financial and management flexibility for general corporate and acquisition purposes. As of December 31, 2003, no such shares have been issued.

Dividends

Dividends paid by Trustmark are substantially funded from dividends received from TNB. Approval by TNB's regulators is required if the total of all dividends declared in any calendar year exceeds the total of its net income for that year combined with its retained net income of the preceding two years. TNB will have available in 2004 approximately $8.2 million plus its net income for that year to pay as dividends.

Comprehensive Income

Comprehensive income is the change in equity during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.

In addition to net income, Trustmark has identified changes related to other nonowner transactions in the Consolidated Statements of Changes in Shareholders' Equity. Changes in other nonowner transactions consist of changes in the fair value of securities available for sale, cash flow hedges and a minimum pension liability.

In the calculation of comprehensive income, certain reclassification adjustments are made to avoid duplicating items that are displayed as part of net income and other comprehensive income in that period or earlier periods. The following table reflects the reclassification amounts and the related tax effects of changes in fair value of securities available for sale, cash flow hedges and a minimum pension liability for the years ended December 31, 2003, 2002 and 2001 ($ in thousands):

                                                                                     Accumulated
                                                                                       Other
                                                           Before-Tax      Tax      Comprehensive
                                                             Amount       Effect    (Loss) Income
Accumulated other comprehensive (loss) income:             ----------    -------    -------------
Balance, January 1, 2001                                   $   15,925    $(6,111)   $       9,814
Net change in fair value of securities available for sale      14,772     (5,650)           9,122
Net change in fair value of cash flow hedges                    2,068       (791)           1,277
Less adjustment for net gains included in net income           (2,448)       936           (1,512)
                                                           ----------    -------    -------------
Balance, December 31, 2001                                     30,317    (11,616)          18,701
Net change in fair value of securities available for sale       7,341     (2,808)           4,533
Net change in fair value of cash flow hedges                   (6,107)     2,336           (3,771)
Minimum pension liability adjustment                           (5,067)     1,938           (3,129)
Less adjustment for net gains included in net income          (13,568)     5,190           (8,378)
                                                           ----------   --------    -------------
Balance, December 31, 2002                                     12,916     (4,960)           7,956
Net change in fair value of securities available              (16,138)     6,173           (9,965)
Net change in fair value of cash flow hedges                    4,803     (1,837)           2,966
Minimum pension liability adjustment                            5,067     (1,938)           3,129
Less adjustment for net gains included in net income          (12,231)     4,678           (7,553)
                                                           ----------   --------    -------------
Balance, December 31, 2003                                 $   (5,583)  $  2,116    $      (3,467)
                                                           ==========   ========    =============

NOTE 15 - FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values of financial instruments at December 31, 2003 and 2002, are as follows ($ in thousands):

                                               2003                      2002
                                     ------------------------    ------------------------
                                      Carrying     Estimated      Carrying      Estimated
                                       Value       Fair Value      Value       Fair Value
                                     ----------    ----------    ----------    ----------
Financial Assets:
   Cash and short-term investments   $  370,808    $  370,808    $  381,384    $  381,384
   Securities available for sale      1,933,993     1,933,993     1,262,570     1,262,570
   Securities held to maturity          178,450       191,146       549,197       578,150
   Loans held for sale                  112,560       112,560       199,680       199,680
   Net loans                          4,845,776     4,984,690     4,342,915     4,436,602
   Derivative assets                        273           273           730           730

Financial Liabilities:
   Deposits                           5,089,459     5,109,044     4,686,296     4,713,394
   Short-term liabilities             1,549,667     1,549,667     1,230,937     1,230,937
   Long-term FHLB advances              531,035       541,355       475,000       507,031

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

Loans Held for Sale

The fair value of loans held for sale is based primarily on quoted market prices.

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

Derivative Assets

The fair value of derivative assets including interest rate contracts, such as caps and floors and interest rate swaps, is based on standard pricing methodology using current market rates and volatility.

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

NOTE 16 - DERIVATIVE FINANCIAL INSTRUMENTS

As part of Trustmark's risk management strategy in the mortgage banking area, derivative instruments such as interest rate lock commitments and forward sales contracts are utilized. Rate lock commitments are residential mortgage loan commitments with customers, which guarantee a specified interest rate for a specified time period. Trustmark's obligations under forward contracts consist of commitments to deliver mortgage loans, originated and/or purchased, in the secondary market at a future date. These derivative instruments are designated as fair value hedges. Trustmark's off-balance sheet obligations under these derivative instruments totaled $232.2 million, with a valuation adjustment of ($1.3) million as of December 31, 2003, compared to $426.5 million, with a valuation adjustment of ($3.7) million as of December 31, 2002. Prior to January 1, 2003, Trustmark accounted for these derivative instruments as cash flow hedges. The impact of the redesignation decreased other income in 2003 by $1.1 million ($653 thousand after tax or $0.01 per share).

Interest rate swaps are derivative instruments under which two parties agree to make interest payments on a notional principal amount. In a generic swap, one party pays a fixed interest rate and receives a floating interest rate while the other party receives a fixed interest rate and pays a floating interest rate. During April 2003, Trustmark initiated four separate interest rate swaps with a total notional principal amount of $100 million. During July 2003, Trustmark added another interest rate swap with a notional principal amount of $25 million. These swaps are designated as fair value hedges. Trustmark initiated these swaps to mitigate the effects of further changes in the fair value of specific, noncallable, nonprepayable, fixed rate advances from the FHLB by agreeing to pay a floating interest rate tied to LIBOR. The swap contracts are tied to the maturity of five separate FHLB advances maturing between 2005 and 2006. As of December 31, 2003, these swap contracts had carrying values totaling $38.9 thousand.

Trustmark utilizes an interest rate risk strategy that includes caps and floors. The intent of utilizing these derivative instruments is to reduce the risk associated with the effects of significant movements in interest rates. Caps and floors, which are not designated as hedging instruments, are options linked to a notional principal amount and an underlying indexed interest rate. Exposure to loss on these options will increase or decrease as interest rates fluctuate. At December 31, 2003, Trustmark had $300 million notional amount of interest rate caps with carrying values totaling $234 thousand. These caps mature in 2006 and are linked to the three-month LIBOR, with a strike rate of 6%. During 2002 and 2001, Trustmark received payments of $1.3 million and $982 thousand, respectively, on the interest rate floor as the interest rate floor contract reached its strike price. These payments have been recorded as other interest income. No such payments were received in 2003, as Trustmark did not hold any interest rate floor contracts during the year.

NOTE 17 - MANAGED LOANS

During 2003, Trustmark sold $1.481 billion of residential mortgage loans in securitization transactions compared with $1.049 billion in 2002. Pretax gains on these sales totaled $13.6 million in 2003 compared with $8.4 million in 2002 and were recorded in other income. Trustmark receives annual servicing fee income approximating 0.36% of the outstanding balance of the underlying loans. Mortgage servicing rights are discussed further in Note 7 - "Intangible Assets." The investors and the securitization trusts have no recourse to the assets of Trustmark for failure of debtors to pay when due.

In the determination of the value of mortgage servicing rights at the dates of securitization, certain key economic assumptions are made. During 2003, mortgage servicing rights were added based on discount rates ranging from 7% to 10%, prepayment rates ranging from 7% to 30% CPR and weighted average lives ranging from four to eight years.

At December 31, 2003, the fair value of mortgage servicing rights was $49.7 million, with a weighted average life of approximately five years. Based on this information, the following table illustrates the sensitivity of the fair value of mortgage servicing rights to immediate 10% and 20% adverse changes in the following key assumptions ($ in thousands):

                                  Impact on Fair Value
                                    (Adverse Change)
                                  ---------------------
Assumptions           Range          10%          20%
---------------    ------------   --------     --------
Discount Rate      8% - 16%       $(2,040)     $(3,740)
Prepayment Rate    6% - 28% CPR    (2,380)      (4,420)

These sensitivities are hypothetical and should not be considered to predict actual future performance. As changes in assumptions and changes in fair value may not be linear, it is not possible to extrapolate the impact of other scenarios from these projections. Also, changes in one assumption may result in changes in other assumptions, which might magnify or counteract the sensitivities.

NOTE 18 - SEGMENT INFORMATION

Effective January 1, 2003, Trustmark changed the composition of its reportable segments to the following: Consumer Division, Commercial Division, Wealth Management Division and Operations Division. Segment reclassifications have been made to prior periods to conform to the current year presentation. The Consumer Division delivers a full range of banking, investment and risk management products and services to individuals and small businesses through Trustmark's extensive branch network. Included in this segment are products and services for insurance, credit card, mortgage, indirect automobile financing and student loans. The Commercial Division provides various financial products and services to corporate and middle-market clients. Included among these products and services are specialized services for commercial and residential real estate development lending as well as other specialized lending services. The Wealth Management Division includes trust and fiduciary services, discount brokerage services and services for private banking clients. Also included in this segment is a selection of investment management services including Trustmark's proprietary mutual fund family. The Operations Division consists of asset/liability management activities including the investment portfolio and the related gains/losses on sales of securities, as well as credit risk management, bank operations, human resources and the controller's department. The Operations Division also includes expenses such as corporate overhead and amortization of intangible assets.

Trustmark evaluates performance and allocates resources based on the profit or loss of the individual segments. Trustmark utilizes matched maturity transfer pricing to assign cost of funding to assets and earnings credits to liabilities with a corresponding offset to the Operations Division. Trustmark allocates noninterest expense based on various activity-based costing statistics.
Excluding internal funding, Trustmark does not have inter-company revenues or expenses. Additionally, segment income tax expense is calculated using the marginal tax rate. The difference between the marginal and effective tax rate is included in the Operations Division.

The following table discloses financial information by segment for the years ended December 31, 2003, 2002 and 2001 ($ in thousands):

                                                      Consumer    Commercial   Wealth Mgmt.   Operations
                                                      Division     Division      Division      Division      Total
                                                     ----------   ----------   ------------   ----------   ----------
2003
----
Net interest income from external customers          $  169,068   $   52,395   $      4,723   $   43,644   $  269,830
Internal funding                                         33,141       (8,108)           277      (25,310)           -
                                                     ----------   ----------   ------------   ----------   ----------
Net interest income                                     202,209       44,287          5,000       18,334      269,830
Provision for loan losses                                 8,933          467             26          345        9,771
                                                     ----------   ----------   ------------   ----------   ----------
Net interest income after provision for loan losses     193,276       43,820          4,974       17,989      260,059
Noninterest income                                      112,625        6,942         19,891       18,085      157,543
Noninterest expense                                     183,851       15,070         18,161       19,038      236,120
                                                     ----------   ----------   ------------   ----------   ----------
Income before income taxes                              122,050       35,692          6,704       17,036      181,482
Income taxes                                             42,310       12,314          2,369        5,959       62,952
                                                     ----------   ----------   ------------   ----------   ----------
Segment net income                                   $   79,740   $   23,378   $      4,335   $   11,077   $  118,530
                                                     ==========   ==========   ============   ==========   ==========
Selected Financial Information
     Average assets                                  $4,120,751   $1,115,958   $    122,872   $2,049,041   $7,408,622
     Depreciation and amortization                   $   24,500   $      140   $        416   $    8,000   $   33,056

2002
----
Net interest income from external customers          $  159,923   $   59,157   $      4,962   $   68,144   $  292,186
Internal funding                                         31,888      (15,294)          (795)     (15,799)           -
                                                     ----------   ----------   ------------   ----------   ----------
Net interest income                                     191,811       43,863          4,167       52,345      292,186
Provision for loan losses                                10,709        3,040           (153)         511       14,107
                                                     ----------   ----------   ------------   ----------   ----------
Net interest income after provision for loan losses     181,102       40,823          4,320       51,834      278,079
Noninterest income                                      101,915        6,898         21,368       11,689      141,870
Noninterest expense                                     189,427       14,102         17,053       13,259      233,841
                                                     ----------   ----------   ------------   ----------   ----------
Income before income taxes                               93,590       33,619          8,635       50,264      186,108
Income taxes                                             32,602       11,598          3,211       17,557       64,968
                                                     ----------   ----------   ------------   ----------   ----------
Segment net income                                   $   60,988   $   22,021   $      5,424   $   32,707   $  121,140
                                                     ==========   ==========   ============   ==========   ==========
Selected Financial Information
     Average assets                                  $3,849,519   $1,092,870   $    109,564   $1,789,839   $6,841,792
     Depreciation and amortization                   $   27,557   $      163   $        340   $    8,811   $   36,871

2001
----
Net interest income from external customers          $  127,293   $   66,128   $      5,946   $   67,537   $  266,904
Internal funding                                         52,817      (26,821)        (1,962)     (24,034)           -
                                                     ----------   ----------   ------------   ----------   ----------
Net interest income                                     180,110       39,307          3,984       43,503      266,904
Provision for loan losses                                11,924          822             89          365       13,200
                                                     ----------   ----------   ------------   ----------   ----------
Net interest income after provision for loan losse      168,186       38,485          3,895       43,138      253,704
Noninterest income                                       92,894        7,561         20,851       10,684      131,990
Noninterest expense                                     170,701       12,766         16,979       13,821      214,267
                                                     ----------   ----------   ------------   ----------   ----------
Income before income taxes                               90,379       33,280          7,767       40,001      171,427
Income taxes                                             31,809       11,482          2,410       14,445       60,146
                                                     ----------   ----------   ------------   ----------   ----------
Segment net income                                   $   58,570   $   21,798   $      5,357   $   25,556   $  111,281
                                                     ==========   ==========   ============   ==========   ==========
Selected Financial Information
     Average assets                                  $3,553,815   $1,101,026   $     92,268   $2,240,751   $6,987,860
     Depreciation and amortization                   $   16,024   $      156   $        368   $   10,316   $   26,864

NOTE 19 - TRUSTMARK CORPORATION (PARENT COMPANY ONLY) FINANCIAL INFORMATION ($ in thousands):

                                 BALANCE SHEETS
                                                          December 31,
                                                      --------------------
                                                        2003        2002
                                                      --------    --------
Assets
Investment in banks                                   $669,555    $673,426
Other assets                                            20,018       6,254
                                                      --------    --------
    Total Assets                                      $689,573    $679,680
                                                      ========    ========


Liabilities and Shareholders' Equity
Accrued expense                                       $      -    $    146
Shareholders' equity                                   689,573     679,534
                                                      --------    --------
    Total Liabilities and Shareholders' Equity        $689,573    $679,680
                                                      ========    ========

                           STATEMENTS OF INCOME

                                                          Years Ended December 31,
                                                      ---------------------------------
                                                        2003        2002        2001
                                                      --------    ---------    --------
Revenue
Dividends received from banks                         $110,410     $118,215    $187,570
Earnings of subsidiaries over (under) distributions      8,200        2,616     (77,202)
Other income                                               152          697       1,418
                                                      --------     --------    --------
    Total Revenue                                      118,762      121,528     111,786
Expense                                                    232          388         505
                                                      --------     --------    --------
Net Income                                            $118,530     $121,140    $111,281
                                                      ========     ========    ========

                            STATEMENTS OF CASH FLOWS

                                                          Years Ended December 31,
                                                      ---------------------------------
                                                        2003         2002        2001
                                                      --------     --------    --------
Operating Activities
Net income                                            $118,530     $121,140    $111,281
Adjustments to reconcile net income to net cash
  provided by operating activities:
     (Increase) decrease in investment in
       subsidiaries                                     (8,200)     (2,616)      77,202
     Other                                                 182         (85)          24
                                                      --------    --------     --------
Net cash provided by operating activities              110,512     118,439      188,507

Investing Activities
Net cash paid in business combinations                       -           -      (78,026)
Purchase of securities available for sale              (15,008)          -            -
Proceeds from sales of securities available for sale         -         813        1,546
Purchases of premises and equipment                          -      (4,077)           -
                                                      --------    --------     --------
Net cash used in investing activities                  (15,008)     (3,264)     (76,480)

Financing Activities
Cash dividends                                         (40,326)    (38,210)     (36,001)
Common stock transactions, net                         (57,148)    (78,095)     (74,386)
                                                      --------    --------     --------
Net cash used in financing activities                  (97,474)   (116,305)    (110,387)
                                                      --------    --------     --------
Increase (decrease) in cash and cash equivalents        (1,970)     (1,130)       1,640
Cash and cash equivalents at beginning of year           2,755       3,885        2,245
                                                      --------    --------     --------
Cash and cash equivalents at end of year              $    785    $  2,755     $  3,885
                                                      ========    ========     ========

Trustmark (parent company only) paid income taxes of approximately $59.1 million in 2003, $70.4 million in 2002 and $55.6 million in 2001. No interest was paid during 2003, 2002 and 2001.

SELECTED FINANCIAL DATA
($ in thousands except per share data)

                       Years Ended December 31,      2003         2002         2001         2000         1999
-----------------------------------------------   ----------   ----------   ----------   ----------   ----------
Consolidated Statements of Income
  Total interest income                           $  359,388   $  405,952   $  476,146   $  488,176   $  447,481
  Total interest expense                              89,558      113,766      209,242      255,196      205,079
                                                  ----------   ----------   ----------   ----------   ----------
  Net interest income                                269,830      292,186      266,904      232,980      242,402
  Provision for loan losses                            9,771       14,107       13,200       10,401        9,072
  Noninterest income                                 157,543      141,870      131,990      124,540      101,943
  Noninterest expense                                236,120      233,841      214,267      188,794      186,043
                                                  ----------   ----------   ----------   ----------   ----------
  Income before income taxes and
    cumulative effect of a change in
    accounting principle                             181,482      186,108      171,427      158,325      149,230
  Income taxes                                        62,952       64,968       60,146       54,124       51,236
                                                  ----------   ----------   ----------   ----------   ----------
  Income before cumulative effect
    of a change in accounting principle              118,530      121,140      111,281      104,201       97,994
  Cumulative effect of a change in
    accounting principle (net of tax)                      -            -            -       (2,464)           -
                                                  ----------   ----------   ----------   ----------   ----------
  Net Income                                      $  118,530   $  121,140   $  111,281   $  101,737   $   97,994
                                                  ==========   ==========   ==========   ==========   ==========

Per Share Data
  Basic earnings per share before
      cumulative change                           $     2.01   $     1.95   $     1.72   $     1.53   $     1.36
  Cumulative effect of a change
       in accounting principle                             -            -            -        (0.03)           -
                                                  ----------   ----------   ----------   ----------   ----------
  Basic earnings per share                        $     2.01   $     1.95   $     1.72   $     1.50   $     1.36
                                                  ==========   ==========   ==========   ==========   ==========

  Diluted earnings per share before
       cumulative change                          $     2.00   $     1.94   $     1.72   $     1.53   $     1.36
  Cumulative effect of a change
       in accounting principle                             -            -            -        (0.03)           -
                                                  ----------   ----------   ----------   ----------   ----------
  Diluted earnings per share                      $     2.00   $     1.94   $     1.72   $     1.50   $     1.36
                                                  ==========   ==========   ==========   ==========   ==========


     Cash dividends per share                     $     0.69   $     0.62   $     0.56   $     0.51   $     0.44
                                                  ==========   ==========   ==========   ==========   ==========

                                  December 31,       2003          2002        2001         2000         1999
----------------------------------------------    ----------   ----------   ----------   ----------   ----------
Consolidated Balance Sheets
   Total assets                                   $7,914,321   $7,138,706   $7,180,339   $6,886,988   $6,743,404
   Securities                                      2,112,443    1,811,767    1,853,547    2,125,098    2,174,201
   Gross loans (including loans held for sale)     5,032,612    4,617,366    4,524,366    4,143,933    4,014,935
   Deposits                                        5,089,459    4,686,296    4,613,365    4,058,418    3,924,796

SUMMARY OF QUARTERLY RESULTS OF OPERATIONS
(unaudited)
($ in thousands except per share data)

                                          2003       1st          2nd          3rd           4th
----------------------------------------------    ----------   ----------   ----------   ----------
Interest income                                   $   93,017   $   91,674   $   85,185   $   89,512
Net interest income                                   69,197       68,189       63,831       68,613
Provision for loan losses                              3,000        2,649        1,771        2,351
Income before income taxes                            37,654       47,679       49,247       46,902
Net income                                            24,484       31,164       32,418       30,464
Earnings per share
      Basic and Diluted                                 0.41         0.53         0.55         0.52

                                          2002       1st          2nd          3rd           4th
----------------------------------------------    ----------   ----------   ----------   ----------
Interest income                                   $  104,837   $  103,499   $  101,421   $   96,195
Net interest income                                   73,929       74,791       73,093       70,373
Provision for loan losses                              4,307        3,000        3,000        3,800
Income before income taxes                            46,618       48,727       46,533       44,230
Net income                                            30,329       31,403       30,062       29,346
Earnings per share
      Basic and Diluted                                 0.48         0.50         0.49         0.48


PRINCIPAL MARKETS AND PRICES OF TRUSTMARK'S STOCK

                                               Stock Prices
                            Dividends    -----------------------
                            Per Share       High         Low
                            ---------    ----------   ----------
  2003
----------
4th Quarter                  $ 0.190      $ 30.000     $ 27.050
3rd Quarter                    0.165        28.000       25.030
2nd Quarter                    0.165        27.000       23.540
1st Quarter                    0.165        24.800       22.560

  2002
----------
4th Quarter                  $ 0.165      $ 24.300     $ 20.350
3rd Quarter                    0.150        26.150       21.290
2nd Quarter                    0.150        27.140       24.560
1st Quarter                    0.150        25.500       23.380

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

BUSINESS

Trustmark is a multi-bank holding company headquartered in Jackson, Mississippi, incorporated under the Mississippi Business Corporation Act on August 5, 1968. Trustmark commenced doing business in November 1968. Through its subsidiaries, Trustmark operates as a financial services organization providing banking and financial solutions to corporate, institutional and individual customers predominantly within the states of Mississippi, Tennessee and Florida.

Trustmark National Bank (TNB), Trustmark's wholly-owned subsidiary, accounts for substantially all of the assets and revenues of Trustmark. Chartered by the state of Mississippi in 1889, TNB is also headquartered in Jackson, Mississippi. In addition to banking activities, TNB provides investment and insurance products and services to its customers through three wholly-owned subsidiaries, Trustmark Securities, Inc. (formerly Trustmark Financial Services, Inc.), Trustmark Investment Advisors, Inc. and The Bottrell Insurance Agency, Inc.

Trustmark also engages in banking activities through its wholly-owned subsidiary, Somerville Bank & Trust Company (Somerville), headquartered in Somerville, Tennessee. Somerville was acquired in a business combination during 2001 and presently has five locations in Somerville, Hickory Withe and Rossville, Tennessee. In addition to its banking subsidiaries, Trustmark also owns all of the stock of F. S. Corporation and First Building Corporation, both inactive nonbank Mississippi corporations. Neither Trustmark nor its subsidiaries have any foreign activities. As of December 31, 2003, Trustmark and its subsidiaries employed 2,356 full-time equivalent employees.

Trustmark engages in business through its four reportable segments: Consumer Division, Commercial Division, Wealth Management Division and Operations Division. The Consumer Division delivers a full range of banking, investment and risk management products and services to individuals and small businesses through Trustmark's extensive branch network. The Commercial Division provides various financial products and services to corporate and middle-market clients. The Wealth Management Division includes trust and fiduciary services, brokerage services and services for private banking clients. The Operations Division consists of asset/liability management activities that include the investment portfolio and the related gains/losses on sales of securities, as well as credit risk management, bank operations, human resources and the controller's department. See Note 18 of the Consolidated Financial Statements for additional financial information on Trustmark's reportable segments.

FORWARD-LOOKING STATEMENTS

Certain statements contained in Management's Discussion and Analysis are not statements of historical fact and constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to anticipated future operating and financial performance measures, including net interest margin, credit quality, business initiatives, growth opportunities and growth rates, among other things. Words such as "expects," "anticipates," "believes," "estimates" and other similar expressions are intended to identify these forward-looking statements. Such forward-looking statements are subject to certain risks, uncertainties and assumptions. Should one or more of these risks materialize, or should any such underlying assumptions prove to be significantly different, actual results may vary significantly from those anticipated, estimated, projected or expected. These risks could cause actual results to differ materially from current expectations of Management and include the following:

     o The level of nonperforming assets, charge-offs and provision expense can be affected by local, state and national economic and market conditions as well as Management's judgments regarding collectability of loans.
     o Material changes in market interest rates can materially affect many aspects of Trustmark's financial condition and results of operations. Trustmark is exposed to the potential of losses arising from adverse changes in market interest rates and prices which can adversely impact the value of financial products, including securities, loans, deposits, debt and derivative financial instruments. Factors that may affect the market interest rates include local, regional and national economic conditions; utilization and effectiveness of market interest rate contracts; and the availability of wholesale and retail funding sources to Trustmark. Many of these factors are outside Trustmark's control.
     o Increases in prepayment speeds of mortgage loans resulting from an historically low interest rate environment would have an impact on the fair value of the mortgage servicing portfolio. In addition, premium amortization on mortgage related securities included in Trustmark's securities portfolio would also be accelerated as prepayment of the mortgage loans securing these securities occurs. The combination of these events could materially affect Trustmark's results of operations.
     o The costs and effects of litigation and of unexpected or adverse outcomes in such litigation can materially affect Trustmark's results of operations.
     o Competition in loan and deposit pricing, as well as the entry of new competitors into our markets through de novo expansion and acquisitions, among other means, could have an effect on Trustmark's operations in our existing markets.
     o Trustmark is subject to regulation by federal banking agencies and authorities and the Securities and Exchange Commission. Changes in existing regulations or the adoption of new regulations could make it more costly for Trustmark to do business or could force changes in the manner Trustmark does business, which could have an impact on Trustmark's financial condition or results of operations.

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

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Trustmark's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require the use of estimates and assumptions that affect the amounts reported in those consolidated financial statements. Critical accounting policies and estimates are defined as policies that are important to the portrayal of Trustmark's financial condition and results of operations and that require Management's most difficult, subjective or complex judgments. Actual financial results could differ significantly if different judgments are applied to these policies and estimates.

Fair Value Accounting Estimates

Generally accepted accounting principles require the use of fair values in determining the carrying values of assets and liabilities, as well as, for specific disclosures. The most significant include securities, derivative instruments, loans held for sale, mortgage servicing rights and net assets acquired in a business combination. Certain of these assets do not have a readily available market to determine fair value and require an estimate based on specific parameters. When market prices are unavailable, Trustmark determines fair values utilizing parameters, which are constantly changing, including interest rates, duration, prepayment speeds and other specific conditions. In most cases, these specific parameters require a significant amount of judgment by Management.

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

Commercial loans, as well as commercial real estate loans, carry an internally assigned risk grade based on a scale of one to ten. An allowance factor is assigned to each loan grade based on historical loan losses in addition to other factors such as the level and trend of delinquencies, classified and criticized loans and nonperforming loans. Other factors are also taken into consideration such as local, regional and national economic trends, industry and other types of concentrations and loan loss trends that run counter to historical averages. All classified loans greater than $500 thousand are reviewed quarterly by the Asset Review Department to determine if a higher allowance factor should be applied to the loan based on a greater level of risk and probability of loss.

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

Mortgage Servicing Rights

Mortgage servicing rights are rights to service mortgage loans for others, whether the loans were acquired through purchase or loan origination. Purchased mortgage servicing rights are capitalized at cost. For loans originated and sold where the servicing rights have been retained, Trustmark allocates the cost of the loan and the servicing right based on their relative fair values. Impairment, if any, for mortgage servicing rights is recognized through a valuation allowance with a corresponding charge to noninterest expense that is determined using estimated fair values based on specific risk characteristics of the underlying mortgages. During the quarter ended September 30, 2003, Trustmark expanded its risk characteristics, which had previously included product type and term, to include interest rates on the underlying mortgages. This change in estimate was necessary because of the recent volatile interest rate environment and reduced income before income taxes during 2003 by approximately $2.7 million before tax ($1.7 million after tax or $0.03 per share). As of December 31, 2003, mortgage servicing rights had a gross carrying amount of $65.6 million with a valuation allowance of $15.9 million. As of December 31, 2002, mortgage servicing rights had a gross carrying amount of $61.3 million with a valuation allowance of $12.5 million.

Contingent Liabilities

Trustmark estimates its contingent liabilities based on Management's evaluation of the probability of outcomes and their ability to estimate the range of exposure. As stated by Statement of Financial Accounting Standards (SFAS) No. 5, "Accounting for Contingencies," a liability is contingent if the amount is not presently known, but may become known in the future as a result of the occurrence of some uncertain future event. Accounting standards require that a liability be recorded if Management determines that it is probable that a loss has occurred and the loss can be reasonably estimated. In addition, it must be probable that the loss will be confirmed by some future event. As part of the estimation process, Management is required to make assumptions about matters that are, by their nature, highly uncertain. The assessment of contingent liabilities, including legal contingencies and income tax liabilities, involves the use of critical estimates, assumptions and judgments. Management's estimates are based on their belief that future events will validate the current assumptions regarding the ultimate outcome of these exposures. However, there can be no assurance that future events, such as court decisions or Internal Revenue Service positions, will not differ from Management's assessments. Whenever practicable, Management consults with outside experts (attorneys, independent accountants, claims administrators, etc.) to assist with the gathering and evaluation of information related to contingent liabilities.

EXECUTIVE SUMMARY

Trustmark is an integrated provider of banking financial solutions with over 140 branches and 175 ATMs throughout Mississippi, Tennessee and Florida. Net income for the year ended December 31, 2003, totaled $118.5 million compared with $121.1 million for 2002 and $111.3 million for 2001. Basic earnings per share were $2.01 for 2003, an increase of 3.1% when compared with $1.95 for 2002. Basic earnings per share were $1.72 for 2001. Diluted earnings per share were $2.00 for 2003, $1.94 for 2002 and $1.72 for 2001. Earnings during 2003 included an after-tax charge of $4.1 million, or $0.07 per share, associated with Trustmark's Voluntary Early Retirement Program. At December 31, 2003, Trustmark reported gross loans, including loans held for sale, of $5.033 billion, total assets of $7.914 billion, total deposits of $5.089 billion and shareholders' equity of $689.6 million.

Management utilizes certain financial ratios to gauge Trustmark's performance. Trustmark achieved a return on average assets of 1.60% and a return on average equity of 17.56% for the year ended December 31, 2003. These compared with 2002 ratios of 1.77% for return on average assets and 17.93% for return on average equity, while in 2001 the return on average assets was 1.59% and the return on average equity was 16.98%.

For 2004, Trustmark's strategic focus will center primarily on investing in higher growth markets to become a regional financial services provider, maximizing profitability in lower growth markets, integrating the Wealth Management Division throughout the organization, making prudent investments to support revenue growth and continuing to build shareholder value.

BUSINESS COMBINATIONS

On December 9, 2003, Trustmark and Allied Houston Bank, Houston, Texas, announced the signing of a definitive Branch Purchase and Assumption Agreement pursuant to which Trustmark National Bank will acquire five branches of Allied Houston Bank serving the greater Houston market for a $10 million deposit premium. The Agreement contemplates the assumption of selected deposit accounts of approximately $160 million, the purchase of selected loan accounts of approximately $158 million and the operation of five Allied Houston Bank branch locations. At November 30, 2003, Allied Houston Bank deposits and loans totaled approximately $199 million and $178 million, respectively. The proposed transaction, which is subject to the approval of regulatory authorities and Allied Houston shareholders, is expected to close during the first quarter of 2004.

On August 29, 2003, Trustmark acquired seven Florida branches of The Banc Corporation of Birmingham, Alabama, in a business combination accounted for by the purchase method of accounting. These branches, known as the Emerald Coast Division, serve the markets from Destin to Panama City. In connection with the transaction, Trustmark paid a $46.8 million deposit premium in exchange for $232.8 million in assets and $209.2 million in deposits and other liabilities. Assets consisted of $224.3 million in loans, $6.8 million in premises and equipment and $1.7 million in other assets. These assets and liabilities have been recorded at fair value based on market conditions and risk characteristics at the acquisition date. Loans were recorded at a $1.9 million discount, consisting of a discount for general credit risk of $3.5 million offset by a market premium of $1.6 million. This net discount will be recognized as interest income over the estimated life of the loans. Excess costs over tangible net assets acquired totaled $49.5 million, of which $1.7 million and $47.8 million have been allocated to core deposits and goodwill, respectively.

On June 28, 2002, The Bottrell Insurance Agency, Inc., a wholly-owned subsidiary of TNB, acquired Chandler-Sampson Insurance, Inc. (CSI) in Jackson, Mississippi. This business combination, which is not material to Trustmark, was accounted for under the purchase method of accounting. The shareholders of CSI received $8 million in cash in connection with the merger. Excess cost over tangible net assets acquired totaled $10 million, of which $3 million and $7 million have been allocated to other identifiable intangible assets and goodwill, respectively. Trustmark's financial statements include the results of operations for the CSI acquisition from the merger date.

On December 14, 2001, Nashoba Bancshares, Inc. (Nashoba) in Germantown, Tennessee, was merged with Trustmark in a business combination accounted for by the purchase method of accounting. Nashoba was the holding company for Nashoba Bank, and at the merger date, had $10 million in securities, $147 million in total loans, $163 million in total assets and $132 million in total deposits. The shareholders of Nashoba received $28 million in cash in connection with the merger. Excess cost over tangible net assets acquired totaled $17 million, of which $3 million and $14 million have been allocated to core deposits and goodwill, respectively.

On April 6, 2001, Barret Bancorp (Barret) in Barretville, Tennessee, was merged with Trustmark in a business combination accounted for by the purchase method of accounting. Barret was the holding company for Peoples Bank in Barretville, Tennessee, and Somerville Bank & Trust Company in Somerville, Tennessee. At the merger date, Barret had $104 million in securities, $307 million in total loans, $508 million in total assets and $414 million in total deposits. The shareholders of Barret received approximately 2.4 million shares of Trustmark's common stock along with $51 million in cash. Excess cost over tangible net assets acquired totaled $27 million, of which $11 million and $16 million have been allocated to core deposits and goodwill, respectively.

Trustmark's financial statements include the results of operations for the above purchase business combinations from the respective merger dates. The pro forma impact of these acquisitions on Trustmark's results of operations is immaterial.

RESULTS OF OPERATIONS

Net Interest Income

Net interest income is the principal component of Trustmark's income stream and represents the difference, or spread, between interest and fee income generated from earning assets and the interest expense paid on deposits and borrowed funds. Fluctuations in interest rates, as well as volume and mix changes in earning assets and interest-bearing liabilities can materially impact net interest income. The net interest margin (NIM) is computed by dividing fully taxable equivalent net interest income by average interest-earning assets and measures how effectively Trustmark utilizes its interest-earning assets in relationship to the interest cost of funding them. The Yield/Rate Analysis Tables on page 51 show the average balances for all assets and liabilities of Trustmark and the interest income or expense associated with earning assets and interest-bearing liabilities. The yields and rates have been computed based upon interest income and expense adjusted to a fully taxable equivalent (FTE) basis using a 35% federal marginal tax rate for all periods shown. Trading accounts with average balances of $11 thousand in 2002 and $69 thousand in 2001 have been included in federal funds sold and securities purchased under reverse repurchase agreements. Nonaccruing loans have been included in the average loan balances and interest collected prior to these loans having been placed on nonaccrual has been included in interest income. Loan fees included in interest associated with the average loan balances are immaterial.

As interest rates remain at historically low levels, Management has been challenged to position the balance sheet to mitigate the compression of net interest income. Funds provided from maturities, pay downs and sales of securities have been used to fund loan growth and purchases of additional securities to maintain sufficient levels of earning assets. Trustmark has also reduced interest expense on FHLB advances by engaging in various swap agreements beginning in the second quarter of 2003. Trustmark will continue to manage the overall risk exposure present during significant movements in interest rates and reduce the impact of interest rate movement on net interest income. For additional discussion, see Market/Interest Rate Risk Management beginning on page 63.

Net interest income-FTE for 2003, decreased $23.1 million, or 7.7%, when compared with 2002. Excluding the Emerald Coast business combination, this decrease was $26.8 million, or 8.9%. The continuing decline in interest rates experienced during 2003 and 2002 has impacted both assets and liabilities; however, since Trustmark's cost of funds are driven primarily by its core deposit base, rates on interest-bearing liabilities have not seen the same magnitude of decline as earning asset yields. Additional items impacting this decline in NIM during 2003 include increased premium amortization on mortgage related securities. Interest rates on mortgages fell to historical lows in 2003, prompting a significant refinance boom across the country. As excess principal pay downs occurred, net premium amortization on mortgage related securities accelerated. Premium amortization during 2003 on mortgage related securities increased by $18.1 million, or 254.2%, when compared with 2002. The combination of these factors resulted in declines in the NIM during 2003 of 74 basis points when compared with 2002.

Yield/Rate Analysis Table
($ in thousands)

                                                                    Years Ended December 31,
                                                  ----------------------------------------------------------
                                                              2003                          2002
                                                  ----------------------------  ----------------------------
                                                   Average              Yield/   Average              Yield/
                                                   Balance    Interest   Rate    Balance    Interest   Rate
                                                  ----------  --------  ------  ----------  --------  ------
Assets
Interest-earning assets:
  Federal funds sold and securities purchased
    under reverse repurchase agreements           $   25,174  $    287   1.14%  $   26,275  $    424   1.61%
  Securities available for sale:
    Taxable                                        1,518,170    45,566   3.00%     885,070    50,426   5.70%
    Nontaxable                                        67,188     5,280   7.86%      81,883     6,522   7.97%
  Securities held to maturity:
    Taxable                                          236,994    19,766   8.34%     588,193    39,136   6.65%
    Nontaxable                                        90,755     7,082   7.80%      89,698     7,120   7.94%
  Loans, net of unearned income                    4,822,350   289,672   6.01%   4,544,611   311,376   6.85%
                                                  ----------  --------          ----------  --------
    Total interest-earning assets                  6,760,631   367,653   5.43%   6,215,730   415,004   6.68%
Cash and due from banks                              296,724                       280,543
Other assets                                         426,157                       421,037
Allowance for loan losses                            (74,890)                      (75,518)
                                                  ----------                    ----------
    Total Assets                                  $7,408,622                    $6,841,792
                                                  ==========                    ==========

Liabilities and Shareholders' Equity
Interest-bearing liabilities:
  Interest-bearing demand deposits                $1,134,243  $ 11,938   1.05%  $  957,410  $ 11,991   1.25%
  Savings deposits                                   832,490     3,429   0.41%     735,885     4,840   0.66%
  Time deposits                                    1,676,700    43,960   2.62%   1,819,130    62,228   3.42%
  Federal funds purchased and securities
    sold under repurchase agreements                 947,050    10,255   1.08%     788,618    12,652   1.60%
  Short-term borrowings                              391,366     6,041   1.54%     384,481     8,206   2.13%
  Long-term FHLB advances                            472,819    13,935   2.95%     327,054    13,849   4.23%
                                                  ----------  --------          ----------  --------
Total interest-bearing liabilities                 5,454,668    89,558   1.64%   5,012,578   113,766   2.27%
Noninterest-bearing demand deposits                1,216,523  --------           1,086,487  --------
Other liabilities                                     62,288                        66,996
Shareholders' equity                                 675,143                       675,731
                                                  ----------                    ----------
    Total Liabilities and Shareholders' Equity    $7,408,622                    $6,841,792
                                                  ==========                    ==========
    Net Interest Margin                                        278,095   4.11%               301,238   4.85%

Less tax equivalent adjustments:
  Investments                                                    4,327                         4,775
  Loans                                                          3,938                         4,277
                                                              --------                      --------
    Net Interest Margin per Annual Report                     $269,830                      $292,186
                                                              ========                      ========

                                                     Year Ended December 31,
                                                  ----------------------------
                                                              2001
                                                  ----------------------------
                                                   Average              Yield/
                                                   Balance    Interest   Rate
                                                  ----------  --------  ------
Assets
Interest-earning assets:
  Federal funds sold and securities purchased
    under reverse repurchase agreements           $   24,698  $    921   3.73%
  Securities available for sale:
    Taxable                                        1,078,519    68,174   6.32%
    Nontaxable                                        91,750     7,289   7.94%
  Securities held to maturity:
    Taxable                                          835,946    55,797   6.67%
    Nontaxable                                        90,867     7,269   8.00%
  Loans, net of unearned income                    4,302,485   346,571   8.06%
                                                  ----------  --------
    Total interest-earning assets                  6,424,265   486,021   7.57%
Cash and due from banks                              258,776
Other assets                                         376,469
Allowance for loan losses                            (71,650)
                                                  ----------
    Total Assets                                  $6,987,860
                                                  ==========

Liabilities and Shareholders' Equity
Interest-bearing liabilities:
  Interest-bearing demand deposits                $  795,890  $ 19,864   2.50%
  Savings deposits                                   637,973     7,759   1.22%
  Time deposits                                    1,895,677    98,733   5.21%
  Federal funds purchased and securities
    sold under repurchase agreements               1,117,059    42,390   3.79%
  Short-term borrowings                              495,607    22,167   4.47%
  Long-term FHLB advances                            351,301    18,329   5.22%
                                                  ----------  --------
Total interest-bearing liabilities                 5,293,507   209,242   3.95%
Noninterest-bearing demand deposits                  966,437  --------
Other liabilities                                     72,478
Shareholders' equity                                 655,438
                                                  ----------
    Total Liabilities and Shareholders' Equity    $6,987,860
                                                  ==========
    Net Interest Margin                                        276,779    4.31%

Less tax equivalent adjustments:
  Investments                                                    5,095
  Loans                                                          4,780
                                                              --------
    Net Interest Margin per Annual Report                     $266,904
                                                              ========

Net interest income-FTE for the year ended December 31, 2002, increased $24.5 million, or 8.8%, when compared with 2001. Excluding business combinations, this increase would have been $17.5 million, or 6.6%. The continuing decline in interest rates experienced during 2002 had a greater impact on the cost of interest-bearing liabilities as Trustmark benefited from being liability sensitive for a large portion of the year. This interest sensitivity position illustrates that Trustmark was generally able to increase net interest income in a declining rate environment, since a greater proportion of liabilities was tied to short-term rates than assets. This combination resulted in an overall positive impact to the NIM of 54 basis points, when comparing 2002 to 2001. Additionally, during 2002, Trustmark's use of interest rate caps and floors provided $1.3 million of additional interest income as the floor reached its strike price during a falling interest rate environment, compared to $982 thousand during 2001.

Average interest-earning assets for 2003 were $6.761 billion, compared with $6.216 billion for 2002, an increase of $544.9 million, or 8.8%. Without the Emerald Coast branch purchase, the increase in average interest-earning assets for 2003 is $474.7 million, or 7.6%. Growth for 2003 is primarily seen in average loans, which increased 6.1% (4.6% without Emerald Coast) when compared with 2002, and average securities, which increased 16.3% when 2003 is compared with 2002. However, the declining interest rate environment has negatively impacted yields as the yield on average earning assets dropped from 6.68% during 2002 to 5.43% for 2003, a decrease of 125 basis points. As a result, interest income-FTE decreased by $47.4 million, or 11.4%, during 2003 when compared with 2002.

Average interest-bearing liabilities for 2003 totaled $5.455 billion, compared with $5.013 billion for 2002, an increase of $442.1 million, or 8.8%. Without the Emerald Coast branch purchase, the increase in average interest-bearing liabilities for 2003 is $381.2 million, or 7.6%. Average interest-bearing deposits increased, as well as federal funds purchased, repurchase agreements and borrowings. Although interest-bearing liabilities increased during 2003, interest expense continued to decrease due to the declining interest rate environment. The average rates on interest-bearing liabilities for 2003 and 2002, were 1.64% and 2.27%, respectively, a decrease of 63 basis points. As a result of these factors, total interest expense for 2003 decreased $24.2 million, or 21.3%, when compared with 2002.

Average interest-earning assets for 2002 were $6.216 billion, compared with $6.424 billion in 2001, a decrease of $208.5 million, or 3.2%. This decrease resulted from Management's utilization of liquidity provided by maturing securities to reduce Trustmark's reliance on wholesale funding sources. In addition, a positive impact to the NIM when comparing 2002 with 2001 was realized from the change in mix of interest earning assets as Trustmark effectively utilized the liquidity from maturing lower yielding securities to fund loan growth. The yield on average earning assets dropped from 7.57% during 2001 to 6.68% in 2002, a decrease of 89 basis points. The combination of a decrease in the earning asset base and declining yields resulted in a decrease in interest income-FTE during 2002 of $71.0 million, or 14.6%, when compared with 2001.

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

Provision for Loan Losses

Trustmark's provision for loan losses totaled $9.8 million in 2003, $14.1 million in 2002 and $13.2 million in 2001. During 2003, the provision for loan losses equaled 95% of net charge-offs compared with 95% in 2002 and 87% in 2001. As a percentage of average loans, the provision was 0.20% for 2003 compared with 0.31% for both 2002 and 2001. The provision for loan losses reflects Management's assessment of the adequacy of the allowance for loan losses to absorb probable losses inherent in the loan portfolio. The amount of provision for each period is dependent upon many factors including loan growth, net charge-offs, changes in the composition of the loan portfolio, delinquencies, Management's assessment of loan portfolio quality, the value of collateral and general economic factors. See further discussion of the Allowance for Loan Losses in Critical Accounting Policies and Estimates beginning on page 47, as well as the discussion of Loans beginning on page 59.

Noninterest Income
($ in thousands)

                                          2003                   2002                   2001
                                  -------------------    -------------------    -------------------
                                   Amount    % Change     Amount    % Change     Amount    % Change
                                  --------   --------    --------   --------    --------   --------
Service charges on deposit
  accounts                        $ 54,351      8.6%     $ 50,056      7.0%     $ 46,769     11.7%
Other account charges and fees      28,101     -1.0%       28,371     -3.7%       29,473     -8.9%
Insurance commissions               20,567     15.3%       17,837     53.3%       11,635     15.9%
Mortgage servicing fees             16,826     -2.4%       17,247      1.9%       16,920     14.5%
Trust service income                 9,834     -1.3%        9,962      5.7%        9,423     -4.9%
Securities gains                    12,231     -9.9%       13,568    454.2%        2,448    -73.9%
Gains on sales of loans             15,938     70.4%        9,353      2.1%        9,163    207.7%
Other income                          (305)    93.3%       (4,524)  -173.5%        6,159     92.5%
                                  --------               --------               --------
  Total Noninterest Income        $157,543     11.0%     $141,870      7.5%     $131,990      6.0%
                                  ========               ========               ========

Noninterest Income

Noninterest income (NII) consists of revenues generated from a broad range of banking and financial services. NII totaled $157.5 million in 2003 compared with $141.9 million in 2002 and $132.0 million in 2001. NII represented 30.5% of total revenues in 2003 versus 25.9% in 2002 and 21.7% in 2001. The components of noninterest income for the years ended December 31, 2003, 2002 and 2001, and the percentage change from the prior year are shown in the accompanying table above. Noninterest income contributed by the Emerald Coast branch purchase during 2003 is considered immaterial.

The single largest component of noninterest income continues to be service charges for deposit products and services, which increased 8.6% in 2003 after an increase of 7.0% in 2002. Increases in service charges for 2003 and 2002 are primarily attributed to an increase in fees charged for NSF and overdrafts combined with increased transaction volumes during both years.

Other account charges and fees totaled $28.1 million in 2003, a decrease of $270 thousand, or 1.0%, when compared with 2002. Similar circumstances were seen when comparing 2002 to 2001 as other account charges and fees decreased $1.1 million, or 3.7%. In both years, decreasing revenues from market driven products was the primary factor in the decline as reductions were seen in cash management, brokerage and advisory services and float-related revenues. Offsetting this decrease in both years were bankcard fees, which increased $1.1 million in 2003 and $1.2 million in 2002 primarily from changes in the pricing of merchant discount rates and growth in debit card usage by individuals and businesses.

Insurance commissions were $20.6 million in 2003 compared with $17.8 million in 2002 and $11.6 million in 2001. The growth in 2003 and 2002 is primarily from the CSI business combination which was completed on June 28, 2002. In addition, 2002 growth can also be linked to growth in sales of fixed annuity products.

During 2003, mortgage servicing fees totaled $16.8 million, compared to $17.2 million in 2002 and $16.9 million in 2001. Increased prepayments during the period resulting from historical low interest rates on mortgage loans contributed to the decline in the mortgage servicing portfolio when compared to 2002. Trustmark serviced mortgage loans with average balances of $3.3 billion in 2003, $3.6 billion in 2002 and $3.5 billion in 2001.

Trust service income was $9.8 million for 2003, a decrease of $128 thousand when compared with 2002, as continued weakness in capital markets slowed growth in this area. Uncertain market conditions contributed to a decline in valuation of assets managed, which directly impacted corporate trust fees and advisory fees. Trustmark, which continues to be one of the largest providers of asset management services in Mississippi, held assets under administration of $6.9 billion at December 31, 2003.

Gains on sales of loans were $15.9 million in 2003, $9.4 million in 2002 and $9.2 million in 2001. During the second quarter of 2003, Trustmark sold $63
million  of  its  student   loan   portfolio   for  a  gain  of  $1.8   million.
Intermittently, Trustmark sells delinquent GNMA loans from its servicing portfolio, which allows Trustmark to eliminate costly collection efforts. Trustmark has recorded gains of $3.0 million from these sales in 2003, compared with $1.1 million in 2002 and $1.2 million in 2001. In addition, during 2001 a gain of $3.9 million was realized from the sale of $191 million in mortgage loans with significant prepayment risk. Remaining gains on sales of loans from secondary marketing activities totaled $11.1 million in 2003, $8.3 million in 2002 and $4.1 million in 2001, with growth primarily attributed to an increased volume of branch-originated loans and the continued benefit of a falling interest rate environment during those periods.

Other income was a loss of $305 thousand and $4.5 million for 2003 and 2002, respectively, compared with a gain of $6.2 million in 2001. During these years, valuation adjustments on Trustmark's interest rate caps and floors had the greatest impact on other income, with losses of $496 thousand and $6.0 million for 2003 and 2002, respectively, compared with a recorded gain of $4.9 million in 2001. Although the intent of interest rate caps and floors is to provide protection against excessive interest rate movement over a period of years that may be detrimental to Trustmark's earnings, fair value accounting is used to carry derivative financial instruments with changes in value recognized currently in earnings as other income. These noncash charges against income may be reversed, in whole or in part, if interest rates increase prior to the expiration of the interest rate caps currently held by Trustmark, which expire in 2006. The fair value of these interest rate contracts was $234 thousand at December 31, 2003, $730 thousand at December 31, 2002 and $9.3 million at December 31, 2001. In addition, valuation adjustments on fair value hedges used in conjunction with Trustmark's mortgage servicing portfolio were a loss of $1.5 million in 2003 compared with a gain of $1.1 million in 2002.

Securities gains totaled $12.2 million during 2003, compared with $13.6 million during 2002 and $2.4 million during 2001. During 2003, significant price changes in certain available for sale (AFS) securities enabled Trustmark to sell securities with a fair value of $290.1 million which provided the opportunity to restructure a portion of the portfolio to reduce price volatility in an extremely low interest rate cycle. The increase experienced during 2002 is primarily from sales of $216.5 million in available for sale (AFS) securities. These securities were sold as significant price increases provided the opportunity to restructure a portion of the portfolio to reduce price volatility in an extremely low interest rate cycle. In addition, securities sold had performed exceedingly well during a bond rally, but also had features that would have exposed Trustmark to excessive downside price risk during a period of rising interest rates. Management considers the investment portfolio as an integral tool in the management of interest rate risk.

Noninterest Expense
($ in thousands)

                                          2003                   2002                   2001
                                  -------------------    --------------------   --------------------
                                   Amount    % Change     Amount     % Change    Amount     % Change
                                  --------   --------    --------    --------   --------    --------
Salaries and employee benefits    $126,533      5.6%     $119,801       8.4%    $110,540      10.3%
Net occupancy - premises            12,817      6.0%       12,088       4.4%      11,576      11.3%
Equipment expense                   14,989     -0.6%       15,085      -3.6%      15,651       0.9%
Services and fees                   31,283     -3.5%       32,414       7.7%      30,098      14.8%
Amortization/impairment of
  intangible assets                 20,874    -14.0%       24,275      71.8%      14,129      63.9%
Other expense                       29,624     -1.8%       30,178      -6.5%      32,273      16.1%
                                  --------               --------               --------
  Total Noninterest Expense       $236,120      1.0%     $233,841       9.1%    $214,267      13.5%
                                  ========               ========               ========

Noninterest Expense

Trustmark's noninterest expense increased $2.3 million, or 1.0%, in 2003 to $236.1 million, compared with $233.8 million in 2002 and $214.3 million in 2001. The increase for 2003 is primarily seen in one category, salaries and employee benefits. Noninterest expense contributed by the Emerald Coast branch purchase during the third quarter of 2003 is considered immaterial. The increase in 2002 relates primarily to $2.8 million from the CSI business combination that was consummated on June 28, 2002 and $4.4 million from business combinations completed during 2001. This increase in noninterest expense is also attributable to Trustmark's recognition of $10.5 million in impairment allowance for mortgage servicing rights in 2002 compared with $2.0 million for 2001. Growth in the impairment allowance results from the continued reduction in long-term mortgage rates experienced during 2002 and the related increase in prepayments of mortgage loans which had a negative impact on the value of Trustmark's mortgage servicing portfolio. The comparative components of noninterest expense for 2003, 2002 and 2001 are shown in the accompanying table above.

Salaries and employee benefits, the largest category of noninterest expense, were $126.5 million in 2003, $119.8 million in 2002 and $110.5 million in 2001. This increase is primarily from $6.1 million of expense recognized for Trustmark's early retirement program, which was accepted by 116 employees, or 4.75% of the workforce. The benefit of this program can be seen in the decline in Trustmark's full-time equivalent employees from 2,443 at December 31, 2002 to 2,356 at December 31, 2003. For 2002, salaries and benefits increased $9.3 million, or 8.4%. Excluding business combinations, the increase was $5.0 million, or 4.7%. During 2002, Trustmark changed its discretionary contribution to the employee 401(k) plan to a matching plan. The impact of this change along with normal annual merit increases and an increase in the cost of health benefits were the major factors behind the rise in salaries and the cost of employee benefits during 2002.

During 2003, net occupancy-premises expense increased $729 thousand, or 6.0%, following a 4.4% increase during 2002. The increase during 2003 can be traced to additional maintenance on existing premises, higher utility costs and increased taxes due to property reassessment. Business combinations accounted for over 99% of the increase during 2002.

Equipment expense totaled $15.0 million in 2003, $15.1 million in 2002 and $15.7 million in 2001. Trustmark has been able to control expenses in this category by integrating new technology into various aspects of its operations, which allows for improved productivity and efficiency while increasing customer satisfaction.

Services and fees for 2003 totaled $31.3 million compared to $32.4 million for 2002 and $30.1 million for 2001. Projects related to human resource and revenue enhancements, that were completed during 2002, allowed for more controlled growth during 2003. In addition, higher costs for software-related expense, legal and audit-related fees contributed to the increase experienced during 2002.

Amortization/impairment expense associated with intangible assets totaled $20.9 million in 2003 compared with $24.3 million in 2002 and $14.1 million in 2001. Amortization/impairment expense of mortgage servicing rights is the primary component of this category. For 2003, total amortization/impairment expense for mortgage servicing rights was $17.9 million, or $14.5 million in amortization expense and $3.4 million in impairment. For 2002, total amortization/impairment expense for mortgage servicing rights was $22.0 million but was broken down into $11.5 million in amortization expense and $10.5 million in impairment. While mortgage servicing rights amortization increased during 2003, impairment was reduced during the year. However, a closer look at amortization and impairment during 2003 shows recent positive trends that have slowed the growth of both amortization and impairment of mortgage servicing rights. During the third quarter of 2003, long-term mortgage rates increased to the highest point in 2003, which slowed prepayments of mortgage loans and had a positive impact on the fair value of Trustmark's mortgage servicing portfolio. This can be seen by a reduction in the impairment allowance from $22.4 million at June 30, 2003 to $15.9 million at December 31, 2003. While amortization of mortgage servicing rights during 2003 increased by $3.0 million as a result of increased refinancings, amortization expense decreased from $8.7 million in the first half of the year to $5.8 million for the second half of 2003 indicating that the expected life of the mortgage servicing portfolio has lengthened in response to slower prepayment speeds. Future changes in the amortization and impairment of mortgage servicing rights will continue to be closely tied to fluctuations in long-term mortgage rates.

When compared with 2001, the increase during 2002 included $10.5 million for additional impairment of mortgage servicing rights compared with $2.0 million for the prior period. Amortization of mortgage servicing rights increased by $3.3 million as a result of increased refinancings during a period of historically low interest rates, which shortened the expected life of the mortgage servicing portfolio and required a faster amortization of existing mortgage servicing rights. The growth in amortization of core deposit intangibles and insurance customer relationship intangibles is attributable to business combinations completed during 2002 and 2001. These increases were partially offset by the $1.3 million reduction in goodwill amortization as the result of Trustmark's adoption of SFAS No. 142, "Goodwill and Other Intangible Assets," which required Trustmark to discontinue amortization of goodwill effective January 1, 2002.

Other expense totaled $29.6 million in 2003 compared with $30.2 million for 2002 and $32.3 million for 2001. The decrease in 2003 and 2002 is attributable to the impact of Management's expense control efforts over various controllable expense categories, such as travel and entertainment. In addition, more stringent security measures, along with centralized recovery efforts, led to a decrease in operational losses during both 2003 and 2002.

Income Taxes

For the year ended December 31, 2003, Trustmark's combined effective tax rate was 34.7%, compared with 34.9% for 2002 and 35.1% for 2001. The slight decrease in Trustmark's effective tax rate for 2003 is due to immaterial changes in permanent items as a percentage of pretax income.

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

The primary source of liquidity on the asset side of the balance sheet are maturities and cash flows from both loans and securities, as well as the ability to sell certain loans and securities. With mortgage rates at historical lows, increased prepayments on mortgage loans have also provided an additional source of liquidity for Trustmark. Liquidity on the liability side of the balance sheet is generated primarily through growth in core deposits. To provide additional liquidity, Trustmark utilizes economical short-term wholesale funding arrangements for federal funds purchased and securities sold under repurchase agreements in both regional and national markets. At December 31, 2003, these arrangements gave Trustmark approximately $1.668 billion in borrowing capacity, compared with $1.482 billion as of December 31, 2002. In addition, Trustmark maintains a borrowing relationship with the FHLB, which provided $300.0 million in short-term advances and $531.0 million in long-term advances at December 31, 2003, compared with $107.7 million in short-term advances and $475.0 million in long-term advances at December 31, 2002. These advances are collateralized by a blanket lien on Trustmark's single-family, multi-family, home equity and commercial mortgage loans. Under the existing borrowing agreement, Trustmark has $442.6 million available in unused FHLB advances. Another borrowing source is the Federal Reserve Discount Window (Discount Window). At December 31, 2003, Trustmark had approximately $539.9 million available in borrowing capacity at the Discount Window from pledges of auto loans and securities, compared with $541 million available at December 31, 2002. In June 2002, Trustmark entered into a two-year line of credit arrangement enabling borrowings up to $50 million, subject to certain financial covenants. As of December 31, 2003, Trustmark had not drawn upon this line of credit.

On April 16, 2003, Trustmark filed a registration statement on Form S-3 with the Securities and Exchange Commission (SEC) utilizing a "shelf" registration process, which became effective May 2, 2003. Under this shelf process, Trustmark may offer from time to time any combination of securities described in the prospectus in one or more offerings up to a total amount of $200 million. The securities described in the prospectus include common and preferred stock, depositary shares, debt securities, junior subordinated debt securities and trust preferred securities. Net proceeds from the sale of the offered securities may be used to redeem or repurchase outstanding securities, repay outstanding debt, finance acquisitions of companies and other assets and provide working capital.

On April 9, 2002, the shareholders approved a proposal by the Board of Directors to amend the Articles of Incorporation to authorize the issuance of up to 20 million preferred shares with no par value. The Board of Directors believes that authorizing preferred shares for potential issuance is advisable and in the best interests of Trustmark. The ability to issue preferred shares in the future will provide Trustmark with additional financial and management flexibility. As of December 31, 2003, no such shares have been issued.

CAPITAL RESOURCES

At December 31, 2003, Trustmark's shareholders' equity was $689.6 million, an increase of $10.0 million, or 1.5%, from its level at December 31, 2002. This increase is primarily related to net income for 2003, which totaled $118.5 million, being offset by dividends of $40.3 million, shares repurchased at a cost of $59.4 million and net reductions in accumulated other comprehensive income of $11.4 million. Trustmark continues to improve shareholder value by utilizing strategic capital management plans designed to improve earnings per share and return on equity while maintaining sufficient regulatory capital levels. Since implementation of these plans in 1998, Trustmark's return on average equity increased to 17.56% in 2003 from 13.53% in 1998, while basic earnings per share have risen from $1.14 in 1998 to $2.01 in 2003, an increase of 76.3%.

Common Stock Repurchase Program

On July 15, 2003, the Board of Directors of Trustmark authorized an additional plan to repurchase up to 5% of common stock, or approximately 2.9 million shares, subject to market conditions and management discretion. Collectively, the capital management plans adopted by Trustmark since 1998 have authorized the repurchase of 21.5 million shares of common stock. Pursuant to these plans, Trustmark has repurchased approximately 18.0 million shares for $385.0 million, including 2.4 million shares during 2003 for $59.4 million. The current remaining authorization is approximately 3.5 million shares.

Dividends

Another strategy designed to enhance shareholder value has been to maintain a consistent dividend payout ratio, which is dividends per share divided by earnings per share. For 2003, Trustmark increased dividends per share for the twentieth consecutive year. Dividends for 2003 were $0.69 per share, increasing 11.3% when compared with dividends of $0.62 per share in 2002. Dividends per share have increased 23.2% since 2001. Trustmark's dividend payout ratio was 34.1% for 2003, compared with 31.5% for 2002 and 32.3% for 2001. During October 2003, the Board of Directors announced a 15.2% increase in the regular quarterly dividend to $0.19 per share from $0.165 per share. The Board declared the dividend payable on December 15 to shareholders of record as of December 1, 2003. This action raised the indicated annual dividend to $0.76 per share from $0.66 per share.

Regulatory Capital Table
($ in thousands)

                                                                 December 31, 2003
                                            ------------------------------------------------------------
                                                                                      Minimum Regulatory
                                                  Actual         Minimum Regulatory    Provision to be
                                            Regulatory Capital    Capital Required     Well Capitalized
                                            ------------------   ------------------   ------------------
                                             Amount     Ratio     Amount      Ratio    Amount     Ratio
                                            --------    ------   --------     -----   --------    ------
Total Capital (to Risk Weighted Assets)
  Trustmark Corporation                     $634,995    12.29%   $413,472     8.00%          -         -
  Trustmark National Bank                    601,800    11.90%    404,683     8.00%   $505,853    10.00%
Tier 1 Capital (to Risk Weighted Assets)
  Trustmark Corporation                     $570,271    11.03%   $206,736     4.00%          -         -
  Trustmark National Bank                    538,460    10.64%    202,341     4.00%   $303,512     6.00%
Tier 1 Capital (to Average Assets)
  Trustmark Corporation                     $570,271     7.53%   $227,050     3.00%          -         -
  Trustmark National Bank                    538,460     7.26%    222,456     3.00%   $370,760     5.00%

Regulatory Capital

Trustmark and TNB are subject to minimum capital requirements, which are administered by various federal regulatory agencies. These capital requirements, as defined by federal guidelines, involve quantitative and qualitative measures of assets, liabilities and certain off-balance sheet instruments. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the financial statements of both Trustmark and TNB. Trustmark aims not only to exceed the minimum capital standards, but also the well capitalized guidelines for regulatory capital. Management believes, as of December 31, 2003, that Trustmark and TNB have met or exceeded all of the minimum capital standards for the parent company and its primary banking subsidiary as established by regulatory requirements. At December 31, 2003, the most recent notification from the Office of the Comptroller of the Currency
(OCC), TNB's primary federal banking regulator, categorized TNB as well capitalized. To be categorized in this manner, TNB must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios (defined in applicable regulations) as set forth in the accompanying table on page 57. There are no significant conditions or events that have occurred since the OCC's notification that Management believes have affected TNB's present classification.

EARNING ASSETS

Earning assets serve as the primary revenue streams for Trustmark and are comprised of securities, loans, federal funds sold and securities purchased under resale agreements. At December 31, 2003, earning assets were $7.183 billion, or 90.8% of total assets, compared with $6.453 billion, or 90.4% of total assets at December 31, 2002, an increase of $730.0 million, or 11.3%. Excluding the Emerald Coast branch purchase, earning assets totaled $6.967 billion, an increase of $514.1 million, or 8.0%, when compared with December 31, 2002.

Securities

The securities portfolio consists primarily of debt securities, which are utilized to provide Trustmark with a quality investment alternative and a stable source of interest income, as well as collateral for pledges on public deposits and repurchase agreements. Additionally, the securities portfolio is used as a tool to manage risk from movements in interest rates, to support profitability and to offset risks incurred by business units. When evaluating the performance of the securities portfolio, Management considers not only interest income but also the flexibility and liquidity provided by changes in fair value. At December 31, 2003, Trustmark's securities portfolio totaled $2.112 billion, compared to $1.812 billion at December 31, 2002, an increase of $300.7 million, or 16.6%.

The securities portfolio is a powerful risk management tool that enables Management to control both the invested balance and the duration of securities. Trustmark has utilized a strategy of reducing price volatility in the investment portfolio as indicated by duration, which has remained relatively stable throughout 2003. The estimated duration of the portfolio was measured to be 2.30 years at December 31, 2003, 1.94 years at December 31, 2002 and 2.83 years at December 31, 2001. By reducing the duration of the portfolio, Trustmark has reduced exposure to volatile interest rates while increasing liquidity and flexibility. Management intends to keep the portfolio near historically low duration levels while the interest rate cycle is in a stage of lower yields.

AFS securities are carried at their estimated fair value with unrealized gains or losses recognized, net of taxes, in accumulated other comprehensive income, a separate component of shareholders' equity. At December 31, 2003, AFS securities totaled $1.934 billion, which represented 91.6% of the securities portfolio, compared to $1.263 billion, or 69.7%, at December 31, 2002. At December 31, 2003, unrealized losses on AFS securities of $5.6 million, net of $2.1 million of deferred income taxes, were included in accumulated other comprehensive income, compared with gains of $22.8 million, net of $8.7 million in deferred income taxes, at December 31, 2002. At December 31, 2003, AFS securities consisted of U.S. Treasury and Agency securities, obligations of states and political subdivisions, mortgage related securities, corporate securities and other securities, primarily Federal Reserve Bank and FHLB stock. During the third quarter of 2003, an allocation of corporate securities was added to AFS securities as an investment alternative that produces an attractive return and, at the same time, reduces exposure to mortgage related securities while also reducing reliance on issues of the various government agencies. This group currently consists of well-diversified investment grade corporate securities with a book value of $107.4 million and a noncallable average maturity of 4.3 years. Management expects to continue this strategy as an ongoing part of a diversified investment approach in the securities portfolio.

Held to maturity (HTM) securities are carried at amortized cost and represent those securities that Trustmark both intends and has the ability to hold to maturity. At December 31, 2003, HTM securities totaled $178.4 million and represented 8.4% of the total portfolio, compared with $549.2 million, or 30.3%, at the end of 2002. This decline in HTM securities as a percentage of the securities portfolio should continue as Management utilizes the increased flexibility in AFS securities to manage its investment strategy.

Management continues to focus on asset quality as one of the strategic goals of the securities portfolio, which is evidenced by the investment of over 90% of the portfolio in U.S. Treasury, U.S. Government agencies obligations and other AAA rated securities.

Loans and Allowance for Loan Losses

Loans, including loans held for sale, represented 70.1% of earning assets at December 31, 2003, compared with 71.6% at year end 2002. At December 31, 2003, loans totaled $5.033 billion, a 9.0% increase from its level of $4.617 billion at December 31, 2002. Excluding the Emerald Coast branch purchase, loan growth was $200 million, or 4.3%. Real estate lending continued to be positively impacted by record low interest rates while other loan areas have been negatively affected by a weakened economy.

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

Trustmark's lending policies have resulted in consistently sound asset quality. One measure of asset quality in the financial services industry is the level of nonperforming assets. The details of Trustmark's nonperforming assets at December 31, 2003 and December 31, 2002, are shown in the accompanying table.

Nonperforming Assets
($ in thousands)
                                                          December 31,
                                                       ------------------
                                                        2003       2002
                                                       -------    -------
Nonaccrual and restructured loans                      $23,921    $31,642
Other real estate (ORE)                                  5,929      6,298
                                                       -------    -------
  Total nonperforming assets                           $29,850    $37,940
                                                       =======    =======
Accruing loans past due 90 days or more                $ 2,606    $ 2,946
                                                       =======    =======
Nonperforming assets/total loans and ORE                 0.59%      0.82%
                                                       =======    =======

Total nonperforming assets decreased $8.1 million, or 21.3%, during 2003. This decrease can be attributed to a concerted effort to address problem loans as well as approximately $1.4 million of loans returned to accrual status as the result of an intensified review of nonaccrual loans less than $100 thousand. The allowance coverage of nonperforming loans remains strong at 310.5% at December 31, 2003, compared with 236.3% at December 31, 2002.

At December 31, 2003, the allowance for loan losses was $74.3 million compared with $74.8 million at December 31, 2002. The allowance for loan losses represented 1.48% of total loans outstanding at December 31, 2003, compared to 1.62% at December 31, 2002. This decline in the allowance as a percentage of total loans is the result of an increase in loans from the Emerald Coast branch purchase. Loans purchased totaled $224.3 million, which included a $1.9 million discount, consisting of a discount for general credit risk of $3.5 million offset by a market premium of $1.6 million. As of December 31, 2003, Management believes that the allowance for loan losses provides adequate protection in regards to charge-off experience and the current level of nonperforming assets.

Net charge-offs were $10.3 million, or 0.21% of average loans, for 2003, compared with $14.9 million, or 0.33% of average loans, for the prior year period. This improvement can primarily be attributed to the 20.1% decline in charge-offs recorded during 2003. Supporting this reduction were gross charge-offs of commercial purpose loans, which decreased $3.7 million when comparing 2003 and 2002.

Other Earning Assets

Federal funds sold and securities purchased under reverse repurchase agreements were $37.7 million at December 31, 2003, an increase of $13.8 million when compared with year-end 2002. Trustmark utilizes these products as a short-term investment alternative whenever it has excess liquidity.

DEPOSITS AND OTHER INTEREST-BEARING LIABILITIES

Trustmark's deposit base is its primary source of funding and consists of core deposits from the communities served by Trustmark. Deposits include interest-bearing and noninterest-bearing demand accounts, savings, money market, certificates of deposit, individual retirement accounts and brokered CDs. Total deposits were $5.089 billion at December 31, 2003, compared with $4.686 billion at December 31, 2002, an increase of $403.2 million, or 8.6%. Excluding the Emerald Coast branch purchase, deposits increased $182.3 million, or 3.9%, when compared with December 31, 2002. The primary area of growth in deposits during 2003 was accounts that were transactional in nature such as demand deposit, NOW and MMDA. When compared to year-end 2002, transaction accounts increased $350.3 million, or 16.0%. Historically low rates for certificates of deposit, as well as uncertain market conditions, have resulted in more growth in traditional deposit products. During the third quarter of 2003, Trustmark began a brokered CD program to provide additional low cost deposit funding which totaled $98.9 million at December 31, 2003. Trustmark will continue to seek deposits by expanding its presence in higher growth markets and evaluating additional wholesale deposit funding sources.

Short-term borrowings consist of federal funds purchased, securities sold under repurchase agreements, FHLB borrowings and the treasury tax and loan note option account. Short-term borrowings totaled $1.550 billion at December 31, 2003, an increase of $318.7 million, compared with $1.231 billion at year-end 2002. An increase in term federal funds purchased and short-term FHLB advances were the primary contributors to this growth as Management sought funding from lower priced short-term borrowings during this historically low interest rate environment.

Long-term FHLB advances totaled $531.0 million at December 31, 2003, an increase of $56.0 million from December 31, 2002. These totals include $350.0 million in advances with interest rates adjusting quarterly, while the remaining advances are fixed rate, primarily maturing in 2005 and 2006. Beginning in the second quarter of 2003, Trustmark implemented the use of swap agreements and has effectively converted $125.0 million of the fixed rate advances to variable rates. For further discussion, see Market/Interest Rate Risk Management beginning on page 63.

LEGAL ENVIRONMENT

Trustmark and its subsidiaries are parties to lawsuits and other claims that arise in the ordinary course of business. Some of the lawsuits assert claims related to the lending, collection, servicing, investment, trust and other business activities; and some of the lawsuits allege substantial claims for damages. The cases are being vigorously contested. In the regular course of business, Management evaluates estimated losses or costs related to litigation, and provision is made for anticipated losses whenever Management believes that such losses are probable and can be reasonably estimated. In recent years, the legal environment in Mississippi has been considered by many to be adverse to business interests in regards to the overall treatment of tort and contract litigation as well as the award of punitive damages. However, tort reform legislation that became effective during 2003, may reduce the likelihood of unexpected sizable awards. At the present time, Management believes, based on the advice of legal counsel, that the final resolution of pending legal proceedings will not have a material impact on Trustmark's consolidated financial position or results of operations; however, Management is unable to estimate a range of potential loss on these matters because of the nature of the legal environment in states where Trustmark conducts business.

PENSION PLAN

Trustmark's defined noncontributory benefit pension plan (the Plan) is accounted for using SFAS No. 87, "Employers' Accounting for Pensions." Under this statement, pension expense is recognized on an accrual basis over employees' approximate service periods. Pension expense calculated under SFAS No. 87 is generally independent of funding decisions or requirements. Trustmark recognized expense related to the Plan in the amount of $4.2 million, $1.7 million and $1.4 million in 2003, 2002 and 2001, respectively. In February 2003, Trustmark announced a voluntary early retirement program for associates ages 58 and above with ten or more years of service. This program was accepted by 116 associates and increased net periodic pension costs by $2.0 million during 2003. The calculation of pension expense and liabilities is based on actuarial assumptions including rates of termination, retirement, disability, mortality and salary increases. While these assumptions have been chosen to individually represent the best estimate of a particular event as required by SFAS No. 87 and SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," actual experience may differ from the assumptions. Any changes in the actuarial assumptions may produce changes in the pension expense and plan liabilities.

Trustmark's pension plan has historically performed well and was fully funded through 2001. At October 31, 2002, Trustmark's pension plan became under-funded for the first time in plan history as the accumulated benefit obligation (pension liability) exceeded plan assets by $2.7 million. Because of these factors, Management and the Board of Directors spent many hours evaluating numerous scenarios regarding historical and future pension expense. Based on these evaluations, Trustmark's Board of Directors made a one-time special $10 million contribution to the plan during 2003. This contribution eliminated the under-funded accumulated benefit obligation at October 31, 2003. In addition, the Board of Directors adopted amendments to the pension plan during the fourth quarter of 2003 to ensure the plan will continue to provide meaningful benefits for associates in retirement while maintaining a consistent and affordable trend in the overall cost of associate benefits. As a result, pension expense is expected to be $1.9 million in 2004 instead of $4.2 million as originally projected. The amendments listed below will become effective January 1, 2004, and will have no impact on benefits associates have earned prior to that date.

     o    Future  pension  equity  credits for each plan year will be reduced by
          15%.
     o The period for determining final average compensation will be increased from three to five years.
     o Plan compensation will exclude pay for incentives, bonuses, and commissions.

Trustmark discounted future pension benefit obligations using a rate of 6.5% at December 31, 2003, compared to 7.0% at December 31, 2002, and 7.5% at December 31, 2001. Trustmark determines the appropriate discount rate each year based on current rates such as Moody's AA Bond Index with the discount rate typically set 0.25% to 0.50% above that rate. The discount rate for 2004 will be determined as of the October 31 measurement date.

The fair value of plan assets increased from $55.2 million at December 31, 2002, to $57.6 million at December 31, 2003. Trustmark's pension plan weighted-average asset allocations at December 31, 2003 and 2002, by asset category are as follows:
                                                       2003      2002
                                                      ------    ------
Fixed income securities                                37.2%     40.2%
Equity mutual funds                                    61.7%     55.6%
Other                                                   1.1%      4.2%
                                                      ------    ------
  Total                                               100.0%    100.0%
                                                      ======    ======

The strategic objective of the plan focuses on capital growth with moderate income. The plan is managed on a total return basis with the return objective set as a reasonable actuarial rate of return on plan assets net of investment management fees. Moderate risk is assumed given the average age of plan participants and the need to meet the required rate of return. Equity and fixed income securities are utilized to allow for capital appreciation while fully diversifying the portfolio with more conservative fixed income investments. The target asset allocation range for the portfolio is 0-15% Cash & Equivalents, 25-45% Fixed Income, 35-65% Domestic Equity, and 0-20% International Equity. Changes in allocations are a result of tactical asset allocation decisions and fall within the aforementioned percentage range for each major asset class.

Trustmark selects the expected long-term rate-of-return-on-assets assumption in consultation with their investment advisors and actuary, and with concurrence from their independent accountants. This rate is intended to reflect the average rate of earnings expected to be earned on the funds invested or to be invested to provide plan benefits. Historical performance is reviewed - especially with respect to real rates of return (net of inflation), for the major asset classes held or anticipated to be held by the trust, and for the trust itself. Undue weight is not given to recent experience, that may not continue over the measurement period, with higher significance placed on current forecasts of future long-term economic conditions.

Because assets are held in a qualified trust, anticipated returns are not reduced for taxes. Further, solely for this purpose, the plan is assumed to continue in force and not terminate during the period during which assets are invested. However, consideration is given to the potential impact of current and future investment policy, cash flow into and out of the trust, and expenses (both investment and non-investment) typically paid from plan assets (to the extent such expenses are not explicitly estimated within periodic cost).

A market related value of assets is used to determine the annual pension expense. The market related value is determined by recognizing the difference between the expected market value of assets (based on the assumed long-term rate of return) and the actual market value over a period of five years. The effect of using this method is a smoothing of fluctuations in pension expense - expense will neither increase during a down market nor decrease during an up market as rapidly as it might if actual market values were used. Through the duration of a complete market cycle, the impact on expense should be negligible.

Trustmark contributed $10.0 million in cash to the Plan during 2003. The acceptable range of contributions to the plan is determined each year by the plan's actuary. In 2004, Trustmark's minimum required contribution is expected to be zero; however, Trustmark's Management and Board of Directors plan to make a contribution of up to $7 million. The actual amount of the contribution will be determined based on the plan's funded status and return on plan assets as of the measurement date, which is October 31.

OFF-BALANCE SHEET ARRANGEMENTS

Trustmark makes commitments to extend credit and issues standby and commercial letters of credit in the normal course of business in order to fulfill the financing needs of its customers. These loan commitments and letters of credit are off-balance sheet arrangements.

Commitments to extend credit are agreements to lend money to customers pursuant to certain specified conditions. Commitments generally have fixed expiration dates or other termination clauses. Since many of these commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Trustmark applies the same credit policies and standards as it does in the lending process when making these commitments. The collateral obtained is based upon the assessed creditworthiness of the borrower. At December 31, 2003 and 2002, Trustmark had commitments to extend credit of $1.2 billion and $1.1 billion, respectively.

Standby and commercial letters of credit are conditional commitments issued by Trustmark to insure the performance of a customer to a third party. When issuing letters of credit, Trustmark uses essentially the same policies regarding credit risk and collateral which are followed in the lending process. At December 31, 2003 and 2002, Trustmark's maximum exposure to credit loss in the event of nonperformance by the other party for letters of credit was $73.6 million and $70.4 million, respectively. These amounts consist primarily of commitments with maturities of less than three years. Trustmark holds collateral to support certain letters of credit when deemed necessary.

CONTRACTUAL OBLIGATIONS

Trustmark is obligated under certain contractual arrangements. The amount of payments due under those obligations is shown below ($ in thousands):

                              Less than     One to      Three to     After
                               One Year   Three Years  Five Years  Five Years     Total
                              ----------  -----------  ----------  ----------  ----------
Long-term FHLB advances       $        -  $   525,179  $    4,356  $    1,500  $  531,035
Operating lease obligations        2,729        2,958       1,789       8,944      16,420
Time deposits                  1,221,380      422,327      71,998       1,804   1,717,509
Securities sold under
  repurchase agreements          674,716            -           -           -     674,716
                              ----------  -----------  ----------  ----------  ----------
    Total                     $1,898,825  $   950,464  $   78,143  $   12,248  $2,939,680
                              ==========  ===========  ==========  ==========  ==========

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

Management has continued to maintain a balance sheet position that mitigates adverse effects of rising interest rates. Asset sensitivity has been positively impacted with increases in floating rate commercial lending and by controlling the duration of the securities portfolio. While our growth in core deposits also improved asset sensitivity, added short borrowings and securities growth offset this with the result being a lower, albeit slightly positive, sensitivity to rising rates. Modeling static balances from December 31, 2003, it is estimated that net interest income may increase, possibly as much as 0.95%, in a one-year, shocked, up 200 basis point rate shift scenario, compared to a base case, flat rate scenario for the same time period. In a shocked, down 200 basis point rate shift scenario, net interest income may decline from the base case as much as 12.22% in a one-year horizon. In this scenario, Trustmark uses the approach of shifting rates the greater of 200 basis points or the amount that implies a near zero rate for each category. Management cannot provide any assurance about the actual effect of changes in interest rates on net interest income. The estimates provided do not include the effects of possible strategic changes in the balances of various assets and liabilities throughout 2004. Management will continue to monitor the balance sheet as balances change and maintain a proactive stance to manage interest rate risk.

The primary tool utilized by the Asset/Liability Committee is a third-party modeling system, which is widely accepted in the financial institutions industry. This system provides information used to evaluate exposure to interest rate risk, project earnings and manage balance sheet growth. This modeling system utilizes the following scenarios in order to give Management a method of evaluating Trustmark's interest rate, basis and prepayment risk under different conditions:

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

A static gap analysis is a tool used mainly for interest rate risk measurement, in which the balance sheet amounts as of a certain date are stratified based on repricing frequency. The assets and liabilities repricing in a certain time frame are then compared to determine the gap between assets and liabilities for that period. If assets are greater than liabilities for the specified time period, then the balance sheet is said to be in an asset gap, or asset sensitive, position. Management feels that this method for analyzing interest rate sensitivity does not provide a complete picture of Trustmark's exposure to interest rate changes since it illustrates a point-in-time measurement and, therefore, does not incorporate the effects of future balance sheet trends, repricing behavior of certain deposit products or varying interest rate scenarios. This analysis is a relatively straightforward tool that is helpful in highlighting significant short-term repricing volume mismatches. Management's assumptions related to the prepayment of certain loans and securities, as well as the maturity for rate sensitive assets and liabilities, are utilized for sensitivity static gap analysis. Three-month gap analysis projected at December 31 2003, reflected a liability gap of $691 million compared with an asset gap of $52 million at December 31, 2002. One-year gap analysis projected at December 31, 2003, reflected a liability gap of $352 million compared with an asset gap of $321 million at December 31, 2002. These changes in Trustmark's static gap position can be traced to a reduction in mortgage work-in-process, fewer securities with remaining maturities under three months, as well as Management's decision to reallocate wholesale borrowings into floating, rather than fixed rates. This effectively lowers the current funding cost and provides relief to the compression of net interest income.

As part of Trustmark's risk management strategy in the mortgage banking area, various derivative instruments such as interest rate lock commitments and forward sales contracts are utilized. Forward contracts are agreements to purchase or sell securities or other money market instruments at a future specified date at a specified price or yield. Trustmark's obligations under forward contracts consist of commitments to deliver mortgage loans, originated and/or purchased, in the secondary market at a future date. Effective January 1, 2003, Trustmark redesignated these derivative instruments as fair value hedges as permitted by Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivatives Instruments and Hedging Activities," as amended. Under SFAS No. 133, changes in the values of derivatives designated as fair value hedges are recognized in earnings. In this case, Trustmark recognizes changes in the values of the designated derivatives in earnings simultaneously with changes in the values of the designated hedged loans. To the extent changes in the values of the derivatives are 100% effective in offsetting changes in the values of hedged loans, the fair value adjustments on the derivatives and hedged loans would offset one another. In contrast, Trustmark's previous designation of these derivatives as cash flow hedges resulted in changes in value being recognized in accumulated other comprehensive income, net of taxes, a component of Shareholders' Equity, and in earnings. Management anticipates that this change will help mitigate the potential for earnings volatility related to the valuation of these hedging instruments in the future.

Trustmark continued a risk controlling strategy utilizing caps and floors, which may be further implemented over time. As of December 31, 2003, Trustmark was not utilizing interest rate floors but had interest rate cap contracts with notional amounts totaling $300 million, which mature in 2006. The intent of utilizing these financial instruments is to reduce the risk associated with the effects of significant movements in interest rates. Caps and floors, which are not designated as hedging instruments for accounting purposes, are options linked to a notional principal amount and an underlying indexed interest rate. Exposure to loss on these options will increase or decrease as interest rates fluctuate.

Another tool used for interest rate risk management is interest rate swaps. Interest rate swaps are derivative contracts under which two parties agree to make interest payments on a notional principal amount. In a generic swap, one party pays a fixed interest rate and receives a floating interest rate while the other party receives a fixed interest rate and pays a floating interest rate. During April 2003, Trustmark initiated four separate interest rate swaps with a total notional principal amount of $100 million. During July 2003, Trustmark added another interest rate swap with a notional principal amount of $25 million. These swaps are designated as fair value hedges. Trustmark initiated these swaps to mitigate the effects of further changes in the fair value of specific noncallable, nonprepayable, fixed rate advances from the FHLB by agreeing to pay a floating interest rate tied to LIBOR. The swap contracts are tied to the maturity of five separate FHLB advances maturing between 2005 and 2006.

RECENT PRONOUNCEMENTS

In December 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" (as revised). This interpretation addresses consolidation by business enterprises of variable interest entities, which have one or more of the following characteristics: 1) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties including the equity holders; 2) the equity investors lack one or more of the essential characteristics of a controlling financial interest and 3) the equity investors have voting rights that are not proportionate to their economic interests, and the activities of the entity involve or are conducted on behalf of an investor with a disproportionately small voting interest. Application of this interpretation is required in financial statements of public entities that have interests in variable interest entities or potential variable interest entities for periods ending after December 15, 2003. Currently, Trustmark does not have any interests in variable interest entities as defined by this interpretation.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The effects of this statement did not have a material impact on Trustmark's consolidated financial position or results of operations upon adoption on June 30, 2003.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The statement applies to the following three categories of freestanding financial instruments: 1) certain mandatorily redeemable instruments, 2) instruments with repurchase obligations and 3) instruments with obligations to issue a variable number of shares. The statement requires that previously issued instruments that fall within the scope of the statement must be reclassified as liabilities, and subsequent changes in the measurements of the instruments treated as liabilities must flow through to the income statement. For public companies, this statement became effective for all freestanding financial instruments entered into or modified after May 31, 2003. Currently, Trustmark does not have any financial instruments within the scope of this statement.

Interest Rate Sensitivity Table
($ in thousands)
                                                                                                                Estimated
December 31, 2003                      2004       2005      2006      2007      2008    Thereafter    Total     Fair Value
-----------------                   ----------  --------  --------  --------  --------  ----------  ----------  ----------
Loans, Net
  Fixed Rate                        $1,247,926  $724,102  $523,633  $335,475  $260,850   $312,161   $3,404,147  $3,543,061
   Average Int Rate                      5.89%     6.32%     6.25%     5.81%     5.65%      5.47%        5.97%
  Floating Rate                     $  820,608  $157,792  $119,067  $119,175  $111,859   $225,688   $1,554,189  $1,554,189
   Average Int Rate                      4.21%     4.44%     4.63%     4.42%     4.34%      4.95%        4.40%
Investment Securities
  Fixed Rate                        $  509,354  $485,489  $262,640  $445,690  $212,585   $196,058   $2,111,816  $2,124,512
   Average Int Rate                      0.97%     2.95%     3.67%     3.12%     4.17%      3.81%        2.80%
  Floating Rate                     $      189  $    126  $     90  $     65  $     48   $    109   $      627  $      627
   Average Int Rate                      3.53%     3.55%     3.53%     3.51%     3.50%      3.49%        3.52%
Other Earning Assets
  Floating Rate                     $   37,712         -         -         -         -          -   $   37,712  $   37,712
   Average Int Rate                      0.95%         -         -         -         -          -        0.95%
Interest-Bearing Deposits
  Fixed Rate                        $1,223,415  $326,841  $ 88,388  $ 46,026  $ 23,794   $  1,716   $1,710,180  $1,729,765
   Average Int Rate                      1.85%     2.83%     3.64%     4.61%     3.29%      5.15%        2.24%
  Floating Rate                     $  724,367  $332,177  $332,177  $332,177  $328,937          -   $2,049,835  $2,049,835
   Average Int Rate                      0.63%     0.62%     0.62%     0.62%     0.62%          -        0.62%
Other Interest-Bearing Liabilities
  Fixed Rate                        $  119,114  $100,000  $ 75,179         -  $  4,356   $  1,500   $  300,149  $  310,469
   Average Int Rate                      1.94%     5.49%     5.60%         -     5.33%      6.05%        4.22%
  Floating Rate                     $1,430,553  $350,000         -         -         -          -   $1,780,553  $1,780,553
   Average Int Rate                      0.68%     1.18%         -         -         -          -        0.78%

                                                                                                                Estimated
December 31, 2002                      2003       2004      2005      2006      2007    Thereafter    Total     Fair Value
-----------------                   ----------  --------  --------  --------  --------  ----------  ----------  ----------
Loans, Net
  Fixed Rate                        $1,283,674  $683,449  $436,074  $266,986  $165,721    $270,216  $3,106,120  $3,199,807
   Average Int Rate                      6.64%     7.24%     7.35%     6.78%     6.51%       6.38%       6.84%
  Floating Rate                     $  647,862  $168,279  $126,153  $108,939  $113,253    $271,989  $1,436,475  $1,436,475
   Average Int Rate                      3.90%     3.29%     3.37%     3.27%     3.49%       3.06%       3.54%
Investment Securities
  Fixed Rate                        $  674,209  $339,747  $318,475  $204,734  $ 85,336    $187,916  $1,810,417  $1,839,370
   Average Int Rate                      7.08%     3.94%     3.72%     3.97%     4.21%       4.32%       5.13%
  Floating Rate                     $     887   $    169  $    106  $     67  $     42    $     79  $    1,350  $    1,350
   Average Int Rate                      2.56%     4.21%     4.22%     4.22%     4.23%       4.23%       3.13%
Other Earning Assets
  Floating Rate                     $   23,957         -         -         -         -           -  $   23,957  $   23,957
   Average Int Rate                      1.41%         -         -         -         -           -       1.41%
Interest-Bearing Deposits
  Fixed Rate                        $1,279,358  $265,831  $114,833  $ 37,109  $ 43,708    $  1,840  $1,742,679  $1,769,777
   Average Int Rate                      2.58%     3.75%     4.71%     5.09%     4.65%       5.21%       3.02%
  Floating Rate                     $  601,275  $273,440  $273,440  $273,440  $270,782           -  $1,692,377  $1,692,377
   Average Int Rate                      0.81%     0.73%     0.73%     0.73%     0.73%           -       0.76%
Other Interest-Bearing Liabilities
  Fixed Rate                        $   69,771  $ 50,000  $100,000  $ 75,243         -    $  5,945  $  300,959  $  332,990
   Average Int Rate                      2.90%     4.65%     5.49%     5.60%         -       5.53%       4.78%
  Floating Rate                     $1,404,978         -         -         -         -           -  $1,404,978  $1,404,978
   Average Int Rate                      1.00%         -         -         -         -           -       1.00%