Form 10-K, Exhibit 13
period 2004-12-31
TRUSTMARK CORP
filed 2005-03-16
CIK 36146

Exhibit 13

         Management Report on Internal Control over Financial Reporting

The management of Trustmark Corporation (Trustmark) is responsible for establishing and maintaining adequate internal control over financial reporting. Trustmark's internal control over financial reporting was designed under the supervision of the Chief Executive Officer and Treasurer (Principal Financial Officer) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of published financial statements in accordance with generally accepted accounting principles.

Management assessed the effectiveness of internal control over financial reporting as of December 31, 2004. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework. Based on our assessment, we believe that, as of December 31, 2004, Trustmark's internal control over financial reporting is effective based on those criteria.

Trustmark's independent registered public accounting firm, KPMG LLP, has issued an attestation report on management's assessment of the effectiveness of Trustmark's internal control over financial reporting as of December 31, 2004. The report, which expresses unqualified opinions on management's assessment and on the effectiveness of Trustmark's internal control over financial reporting as of December 31, 2004, is included on page 12 of this report.



/s/Richard G. Hickson                                          /s/Zach L. Wasson

Richard G. Hickson                                             Zach L. Wasson
Chairman and                                                   Treasurer
Chief Executive Officer

            Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Trustmark Corporation:

We have audited management's assessment, included in the accompanying Management Report on Internal Control over Financial Reporting, that Trustmark Corporation and subsidiaries (the Corporation) maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Corporation's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Trustmark Corporation and subsidiaries maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also, in our opinion, Trustmark Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Trustmark Corporation and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2004, and our report dated March 11, 2005, expressed an unqualified opinion on those consolidated financial statements.


/s/KPMG LLP

Jackson, Mississippi
March 11, 2005

            Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Trustmark Corporation:

We have audited the accompanying consolidated balance sheets of Trustmark Corporation and subsidiaries (the Corporation) as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholders'
equity and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Trustmark
Corporation and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

We also have  audited,  in accordance  with the standards of the Public  Company
Accounting Oversight Board (United States), the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2004, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 11, 2005, expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

/s/KPMG LLP

Jackson, Mississippi
March 11, 2005

Trustmark Corporation and Subsidiaries
Consolidated Balance Sheets
($ in thousands except share data)

                                                             December 31,
                                                       ------------------------
                                                          2004          2003
                                                       ----------    ----------
Assets
Cash and due from banks (noninterest-bearing)          $  343,125    $  333,096
Federal funds sold and securities purchased
     under reverse repurchase agreements                   86,191        37,712
Securities available for sale (at fair value)           1,580,270     1,933,993
Securities held to maturity (fair value:
     $145,936 - 2004; $191,146 - 2003)                    136,797       178,450
Loans held for sale                                       101,222       112,560
Loans                                                   5,330,055     4,920,052
Less allowance for loan losses                             64,757        74,276
                                                       ----------    ----------
     Net loans                                          5,265,298     4,845,776
Premises and equipment, net                               115,337       108,374
Mortgage servicing rights                                  52,463        49,707
Goodwill                                                  137,225        95,877
Identifiable intangible assets                             32,004        21,921
Other assets                                              203,025       196,855
                                                       ----------    ----------
     Total Assets                                      $8,052,957    $7,914,321
                                                       ==========    ==========



Liabilities
Deposits:
     Noninterest-bearing                               $1,354,749    $1,329,444
     Interest-bearing                                   4,095,344     3,760,015
                                                       ----------    ----------
     Total deposits                                     5,450,093     5,089,459
Federal funds purchased                                   134,318       253,419
Securities sold under repurchase agreements               483,228       674,716
Short-term borrowings                                     980,318       621,532
Long-term FHLB advances                                   180,894       531,035
Other liabilities                                          73,710        54,587
                                                       ----------    ----------
     Total Liabilities                                  7,302,561     7,224,748

Commitments and Contingencies

Shareholders' Equity Common stock, no par value:
     Authorized:  250,000,000 shares
     Issued and outstanding:  57,858,497 shares - 2004;
         58,246,733 shares - 2003                          12,055        12,136
Capital surplus                                           121,705       132,383
Retained earnings                                         620,588       548,521
Accumulated other comprehensive loss,
     net of tax                                            (3,952)       (3,467)
                                                       ----------    ----------
     Total Shareholders' Equity                           750,396       689,573
                                                       ----------    ----------
     Total Liabilities and Shareholders' Equity        $8,052,957    $7,914,321
                                                       ==========    ==========

See notes to consolidated financial statements.

Trustmark Corporation and Subsidiaries
Consolidated Statements of Income
($ in thousands except per share data)

                                                             Years Ended December 31,
                                                         --------------------------------
                                                           2004        2003        2002
                                                         --------    --------    --------
Interest Income
Interest and fees on loans                               $294,312    $285,684    $305,709
Interest on securities:
     Taxable                                               61,779      65,332      89,562
     Tax exempt                                             7,792       8,035       8,867
Interest on federal funds sold and securities
     purchased under reverse repurchase agreements            417         287         424
Other interest income                                          55          50       1,390
                                                         --------    --------    --------
     Total Interest Income                                364,355     359,388     405,952

Interest Expense
Interest on deposits                                       55,123      59,327      79,059
Interest on federal funds purchased and securities
     sold under repurchase agreements                      10,881      10,255      12,652
Other interest expense                                     22,734      19,976      22,055
                                                         --------    --------    --------
     Total Interest Expense                                88,738      89,558     113,766
                                                         --------    --------    --------
Net Interest Income                                       275,617     269,830     292,186
Provision for loan losses                                  (3,055)      9,771      14,107
                                                         --------    --------    --------

Net Interest Income After Provision
     for Loan Losses                                      278,672     260,059     278,079

Noninterest Income
Service charges on deposit accounts                        56,274      54,351      50,056
Wealth management                                          20,319      19,479      20,859
Retail banking - other                                     18,467      18,506      17,494
Insurance commissions                                      17,807      17,679      14,800
Mortgage banking                                            8,571       7,049         945
Other, net                                                  7,233       7,015        (725)
Securities (losses) gains                                  (4,643)     12,231      13,568
                                                         --------    --------    --------
     Total Noninterest Income                             124,028     136,310     116,997

Noninterest Expense
Salaries and employee benefits                            132,799     129,114     121,552
Services and fees                                          35,240      31,283      32,414
Net occupancy - premises                                   15,023      12,817      12,088
Equipment expense                                          15,007      14,989      15,085
Other expense                                              27,240      26,684      27,829
                                                         --------    --------    --------
     Total Noninterest Expense                            225,309     214,887     208,968
                                                         --------    --------    --------

Income Before Income Taxes                                177,391     181,482     186,108
Income taxes                                               60,682      62,952      64,968
                                                         --------    --------    --------
Net Income                                               $116,709    $118,530    $121,140
                                                         ========    ========    ========

Earnings Per Share
     Basic                                               $   2.01    $   2.01    $   1.95
                                                         ========    ========    ========
     Diluted                                             $   2.00    $   2.00    $   1.94
                                                         ========    ========    ========

See notes to consolidated financial statements.

Trustmark Corporation and Subsidiaries
Consolidated Statements of Changes in Shareholders' Equity
($ in thousands except per share data)

                                                                Common Stock                               Accumulated
                                                            --------------------                              Other
                                                              Shares                Capital    Retained   Comprehensive
                                                            Outstanding  Amount     Surplus    Earnings   (Loss) Income    Total
                                                            -----------  -------    --------   --------   -------------   --------
Balance, January 1, 2002                                     63,705,671  $13,273    $ 66,083   $587,387   $      18,701   $685,444
Comprehensive income:
     Net income per consolidated statements of income                 -        -           -    121,140               -    121,140
     Net change in fair value of
       securities available for sale, net of tax                      -        -           -          -          (3,845)    (3,845)
     Net change in fair value of cash flow
       hedges, net of tax                                             -        -           -          -          (3,771)    (3,771)
     Net change in unfunded accumulated benefit
       obligation, net of tax                                         -        -           -          -          (3,129)    (3,129)
                                                                                                                          --------
          Comprehensive income                                        -        -           -          -               -    110,395
Cash dividends paid ($0.62 per share)                                 -        -           -    (38,210)              -    (38,210)
Common stock issued, long-term incentive plan                    65,712       14         668          -               -        682
Repurchase and retirement of common stock                    (3,254,715)    (678)    (78,099)         -               -    (78,777)
Transfer to capital surplus                                           -        -     200,000   (200,000)              -          -
                                                            -----------  -------    --------   --------   -------------   --------
Balance, December 31, 2002                                   60,516,668   12,609     188,652    470,317           7,956    679,534
Comprehensive income:
     Net income per consolidated statements of income                 -        -           -    118,530               -    118,530
     Net change in fair value of
       securities available for sale, net of tax                      -        -           -          -         (17,518)   (17,518)
     Net change in fair value of cash flow
       hedges, net of tax                                             -        -           -          -           2,966      2,966
     Net change in unfunded accumulated benefit
        obligation, net of tax                                        -        -           -          -           3,129      3,129
                                                                                                                          --------
          Comprehensive income                                        -        -           -          -               -    107,107
Cash dividends paid ($0.69 per share)                                 -        -           -    (40,326)              -    (40,326)
Common stock issued, long-term incentive plan                   105,916       22       2,185          -               -      2,207
Compensation expense, long-term incentive plan                        -        -         406          -               -        406
Repurchase and retirement of common stock                    (2,375,851)    (495)    (58,860)         -               -    (59,355)
                                                            -----------  -------    --------   --------   -------------   --------
Balance, December 31, 2003                                   58,246,733   12,136     132,383    548,521          (3,467)   689,573
Comprehensive income:
     Net income per consolidated statements of income                 -        -           -    116,709               -    116,709
     Net change in fair value of
       securities available for sale, net of tax                      -        -           -          -           2,109      2,109
     Net change in unfunded accumulated benefit
        obligation, net of tax                                        -        -           -          -          (2,594)    (2,594)
                                                                                                                          --------
          Comprehensive income                                        -        -           -          -               -    116,224
Cash dividends paid ($0.77 per share)                                 -        -           -    (44,642)              -    (44,642)
Common stock issued, long-term incentive plan                   142,664       30       2,667          -               -      2,697
Compensation expense, long-term incentive plan                        -        -       1,053          -               -      1,053
Repurchase and retirement of common stock                      (530,900)    (111)    (14,398)         -               -    (14,509)
                                                            -----------  -------    --------   --------   -------------   --------
Balance, December 31, 2004                                   57,858,497  $12,055    $121,705   $620,588   $      (3,952)  $750,396
                                                            ===========  ========   ========   ========   =============   ========

See notes to consolidated financial statements.

Trustmark Corporation and Subsidiaries
Consolidated Statements of Cash Flows
($ in thousands)

                                                                            Years Ended December 31,
                                                                     --------------------------------------
                                                                        2004          2003          2002
                                                                     ----------    ----------    ----------
Operating Activities
Net income                                                           $  116,709    $  118,530    $  121,140
Adjustments to reconcile net income to net cash provided
     by operating activities:
        Provision for loan losses                                        (3,055)        9,771        14,107
        Depreciation and amortization/impairment                         23,938        33,056        36,871
        Net amortization of securities                                   20,979        19,570         1,062
        Securities losses (gains)                                         4,643       (12,231)      (13,568)
        Gains on sales of loans                                          (5,544)      (15,938)       (9,353)
        Deferred income tax provision (benefit)                          12,744         3,238        (5,104)
        Proceeds from sale of loans held for sale                       848,772     1,494,278     1,059,396
        Purchases and originations of loans held for sale              (833,151)   (1,407,158)   (1,138,231)
        Net increase in mortgage servicing rights                       (11,791)      (18,782)      (17,376)
        Net (increase) decrease in other assets                         (15,247)      (21,203)       22,972
        Net increase (decrease) in other liabilities                      1,892        (2,225)       (7,506)
        Other operating activities, net                                     295        (1,124)        4,243
                                                                     ----------    ----------    ----------
Net cash provided by operating activities                               161,184       199,782        68,653

Investing Activities
Proceeds from calls and maturities of securities held to maturity        41,418       452,331       267,055
Proceeds from calls and maturities of securities available for sale     441,465       443,375       440,840
Proceeds from sales of securities available for sale                    303,559       267,895       315,597
Purchases of securities held to maturity                                   (103)       (3,978)      (21,887)
Purchases of securities available for sale                             (413,090)   (1,496,002)     (956,684)
Net (increase) decrease in federal funds sold and securities
     purchased under reverse repurchase agreements                      (48,479)      (13,755)      113,564
Net increase in loans                                                  (275,701)     (274,279)      (19,682)
Purchases of premises and equipment                                     (14,348)       (7,850)      (17,340)
Proceeds from sales of premises and equipment                               524         1,306           738
Proceeds from sales of other real estate                                  6,465         6,010         4,223
Net cash paid in business combinations                                  (31,199)      (69,802)       (7,799)
                                                                     ----------    ----------    ----------
Net cash provided by (used in) investing activities                      10,511      (694,749)      118,625

Financing Activities
Net increase in deposits                                                196,732       193,345        72,931
Net decrease in federal funds purchased and securities sold
     under repurchase agreements                                       (310,589)      (26,843)      (82,528)
Net (decrease) increase  in short-term borrowings                       (91,355)      401,608       (32,728)
Proceeds from long-term FHLB advances                                   100,000             -             -
Cash dividends                                                          (44,642)      (40,326)      (38,210)
Proceeds from exercise of stock options                                   2,697         2,207           682
Repurchase and retirement of common stock                               (14,509)      (59,355)      (78,777)
                                                                     ----------    ----------    ----------
Net cash (used in) provided by financing activities                    (161,666)      470,636      (158,630)
                                                                     ----------    ----------    ----------
Increase (decrease) in cash and cash equivalents                         10,029       (24,331)       28,648
Cash and cash equivalents at beginning of year                          333,096       357,427       328,779
                                                                     ----------    ----------    ----------
Cash and cash equivalents at end of year                             $  343,125    $  333,096    $  357,427
                                                                     ==========    ==========    ==========

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Significant Accounting Policies

Business
Trustmark Corporation (Trustmark) is a multi - bank holding company headquartered in Jackson, Mississippi. Through its subsidiaries, Trustmark operates as a financial services organization providing banking and financial solutions to corporate institutions and individual customers through over 145 offices in Florida, Mississippi, Tennessee, and Texas.

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

Loans Held for Sale
Mortgage loans held for sale in the secondary market that are hedged using fair value hedges are carried at estimated fair value on an aggregate basis.
Substantially all mortgage loans held for sale are hedged. These loans are primarily first-lien mortgage loans originated or purchased by Trustmark. Adjustments to reflect fair value and realized gains and losses upon ultimate sale of the loans are classified as mortgage banking noninterest income. Deferred loan fees and costs are reflected in the basis of loans held for sale and, as such, impact the resulting gain or loss when loans are sold.

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

A loan is classified as nonaccrual, and the accrual of interest on such loan is discontinued when the contractual payment of principal or interest becomes 90 days past due or if Management has serious doubts about further collectibility of principal or interest, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection and well secured. When a loan is placed on nonaccrual status, unpaid interest is reversed against interest income. Interest received on nonaccrual loans is applied against principal. Loans are restored to accrual status when the obligation is brought current or has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

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

The allowance for loan losses is maintained at a level believed adequate by management, based on estimated probable losses within the existing loan portfolio. Trustmark's allowance for possible loan loss methodology is based on guidance provided in SEC Staff Accounting Bulletin No. 102, "Selected Loan Loss Allowance Methodology and Documentation Issues," as well as other regulatory guidance. Accordingly, Trustmark's methodology is based on historical loss experience by type of loan and internal risk ratings, homogeneous risk pools and specific loss allocations, with adjustments considering current economic events and conditions. This evaluation is inherently subjective, as it requires material estimates, including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change.

Premises and Equipment
Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is charged to expense over the estimated useful lives of the assets, which are up to thirty-nine years for buildings and three to seven years for furniture and equipment. Leasehold improvements are amortized over the terms of the respective leases, or the estimated useful lives of the improvements, whichever is shorter. Depreciation and amortization expenses are computed using a straight-line basis. Trustmark continually evaluates whether events and circumstances have occurred that indicate that such long-lived assets have been impaired. Measurement of any impairment of such long-lived assets is based on those assets' fair values. There were no impairment losses on premises and equipment recorded during 2004, 2003 or 2002.

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

Mortgage servicing rights are evaluated quarterly for impairment. Impairment occurs when the estimated fair value of the mortgage servicing rights falls below its carrying value. For purposes of evaluating impairment, Trustmark stratifies its mortgage servicing portfolio on the basis of certain risk characteristics including loan type, term and interest rate. Changes in interest rates, prepayment speeds or other factors could result in impairment or its recovery of the servicing asset. Impairment or impairment recovery is recognized through a valuation allowance with a corresponding charge to mortgage banking noninterest income.

Goodwill and Identifiable Intangibles
Goodwill, which represents the excess of cost over the fair value of the net assets of an acquired business, is not amortized but tested for impairment annually.

Identifiable intangible assets, comprised primarily of core deposit intangibles and insurance customer relationship intangibles, represent the net present value of the future economic benefits related to the use of an acquired deposit and insurance base. These assets are being amortized primarily on a straight-line method up to fifteen years. The results of straight-line amortization are not materially different from an accelerated method. In addition, Trustmark purchased banking charters in order to facilitate its entry into the states of Florida and Texas. These identifiable intangible assets are being amortized on a straight-line method over 20 years. Core deposit intangibles and insurance customer relationship intangibles are evaluated annually or whenever events or changes in circumstances indicate that the carrying amount should be assessed.

Other Real Estate Owned
Other real estate owned includes assets that have been acquired in satisfaction of debt through foreclosure. Other real estate owned is reported in other assets and is recorded at the lower of cost or estimated fair value less the estimated cost of disposition. Valuation adjustments required at foreclosure are charged to the allowance for loan losses. Subsequent to foreclosure, losses on the periodic revaluation of the property are charged to current period earnings as other expense. Costs of operating and maintaining the properties are included in other noninterest expenses, while gains (losses) on their disposition are charged to other income as incurred. Improvements made to properties are capitalized if the expenditures are expected to be recovered upon the sale of the property.

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

Under the guidelines of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, all derivative instruments are required to be carried at fair value on the balance sheet. SFAS No. 133 also provides special hedge accounting provisions. Derivative instruments designated in a hedge relationship to mitigate exposure to changes in the fair value of an asset, liability or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges under SFAS No. 133. Derivative instruments designated in a hedge relationship to mitigate exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges.

Fair value hedges are accounted for by recording the fair value of the derivative instrument and the fair value related to the risk being hedged on the hedged asset or liability on the balance sheet with corresponding offsets recorded in mortgage banking noninterest income. The adjustment to the hedged asset or liability is included in the basis of the hedged item, while the fair value of the derivative is recorded as a freestanding asset or liability.

Derivative gains and losses for those not designated as a hedge are recognized immediately in other noninterest income.

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

Stock - Based Compensation
Effective January 1, 2003, Trustmark adopted the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" prospectively to all awards granted, modified or settled after January 1, 2003. Under the provisions of this statement, compensation expense is recognized by the straight-line method for grants issued after January 1, 2003, utilizing the fair value of the grants over the vesting period. Trustmark estimates the fair value of each option granted using the Black-Scholes option-pricing model. Prior to January 1, 2003, Trustmark accounted for incentive stock options under the recognition and measurement provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." Under APB No. 25, because the exercise price of Trustmark's stock options equaled the market price for the underlying stock on the date of grant, no compensation expense was recognized. The following table reflects pro forma net income and earnings per share for the periods presented, had Trustmark elected to adopt the fair value approach for all outstanding options prior to January 1, 2003 ($ in thousands except per share data):


                                                   2004       2003       2002
                                                 --------   --------   --------
Net income, as reported                          $116,709   $118,530   $121,140
Add:  Total stock-based employee compensation
      expense included in reported net income,
      net of related tax effects                      650        251          -
Deduct: Total stock-based employee
      compensation expense determined
      under fair value based method for
      all awards, net of related tax effects       (1,736)    (1,670)    (1,611)
                                                 --------   --------   --------
Pro forma net income                             $115,623   $117,111   $119,529
                                                 ========   ========   ========

Earnings per share:
  As reported
     Basic                                       $   2.01   $   2.01   $   1.95
     Diluted                                         2.00       2.00       1.94
  Pro forma
     Basic                                       $   1.99   $   1.98   $   1.92
     Diluted                                         1.98       1.98       1.92

The following table reflects the fair value of stock options at their grant date and the weighted-average assumptions which were utilized in the Black-Scholes option-pricing model.

                                                   2004       2003       2002
                                                 --------   --------   --------
Fair value of options                            $   6.76   $   6.45   $   8.51
Risk-free investment rate                            3.92%      4.01%      5.21%
Expected volatility                                 27.20%     24.71%     27.04%
Expected dividend yield                              2.98%      2.72%      2.40%
Expected life (in years)                                7         10         10

Statements of Cash Flows
For purposes of reporting cash flows, cash and cash equivalents include cash on hand and amounts due from banks. Trustmark paid income taxes approximating $50.2 million in 2004, $59.1 million in 2003 and $70.4 million in 2002. Interest paid on deposit liabilities and other borrowings approximated $86.3 million in 2004, $91.1 million in 2003 and $119.2 million in 2002. For the years ended December 31, 2004, 2003 and 2002, noncash transfers from loans to foreclosed properties were $5.6 million, $5.3 million and $6.8 million, respectively. Assets acquired during 2004 as a result of business combinations totaled $161.9 million, while liabilities assumed totaled $172.0 million. Assets acquired during 2003 as a result of business combinations totaled $233 million, while liabilities assumed totaled $209 million. During 2004, $450 million of long-term FHLB advances were converted to short-term borrowings compared with $50 million in 2003 and $100 million in 2002.

Per Share Data
Basic earnings per share (EPS) is computed by dividing net income by the weighted-average shares of common stock outstanding. Diluted EPS is computed by dividing net income by the weighted-average shares of common stock outstanding, adjusted for the effect of potentially dilutive stock options outstanding during the period. The following table reflects weighted- average shares used to calculate basic and diluted EPS for the periods presented (in thousands):

                                                        Years Ended December 31,
                                                        ------------------------
                                                         2004     2003     2002
                                                        ------   ------   ------
Basic shares                                            57,998   59,009   62,251
Dilutive shares (due to stock options)                     275      235      165
                                                        ------   ------   ------
Diluted shares                                          58,273   59,244   62,416
                                                        ======   ======   ======

Recent Pronouncements
In December 2004, the Financial Accounting Standards Board (FASB) issued a revision of Statement of Financial Accounting Standards No. 123 (SFAS No. 123r), "Share-Based Payment." This statement revises SFAS No. 123, "Accounting for Stock-Based Compensation," and supersedes Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS No. 123r establishes standards for the accounting for transactions in which a company exchanges equity instruments for goods or services. This statement requires public companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. As of the required effective date, public companies using the fair-value-based method for recognition or disclosure under SFAS No. 123, will apply this statement using a modified version of prospective application. Trustmark adopted the provisions of SFAS No. 123 effective January 1, 2003; therefore, Trustmark will recognize compensation cost for the portion of outstanding awards for which the requisite service has not yet been rendered (unvested awards). For public companies, this statement is effective as of the beginning of the first interim or annual reporting period beginning after June 30, 2005. The effects of this statement are not expected to have a material impact on Trustmark's statement of position or results of operations.

In March 2004, the Emerging Issues Task Force (EITF) of the FASB issued EITF 03-1, "The Meaning of Other-than-Temporary and its Application to Certain Investments." EITF 03-1 requires an evaluation of investment securities to determine if impairment is "other-than-temporary." If impairment is deemed to be other-than-temporary based on certain criteria, an impairment loss equal to the difference between the investment's cost and its fair value is recognized. EITF 03-1 also requires additional disclosure related to unrealized losses. Certain impairment requirements of EITF 03-1 are currently delayed pending clarification.

In March 2004, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 105, "Application of Accounting Principles to Loan Commitments." This bulletin summarizes the views of the SEC staff regarding the application of generally accepted accounting principles to loan commitments accounted for as derivative instruments. The adoption of this bulletin did not impact Trustmark's consolidated financial statements.

In December 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants (AICPA) issued Statement of Position
(SOP) No. 03-3, "Accounting for Certain Loans or Debt Securities Acquired in a Transfer." SOP 03-3 addresses accounting for differences between the contractual cash flows of certain loans and debt securities and the cash flows expected to be collected when loans or debt securities are acquired in a transfer and those cash flow differences are attributable, at least in part, to credit quality. As such, SOP 03-3 applies to loans and debt securities acquired individually, in pools or as part of a business combination and does not apply to originated loans. The application of SOP 03-3 limits the interest income, including accretion of purchase price discounts, that may be recognized for certain loans and debt securities. Additionally, SOP 03-3 does not allow the excess of contractual cash flows over cash flows expected to be collected to be recognized as an adjustment of yield, loss accrual or valuation allowance, such as the allowance for loan losses. SOP 03-3 requires that increases in expected cash flows subsequent to the initial investment be recognized prospectively through adjustment of the yield on the loan or debt security over its remaining life. Decreases in expected cash flows should be recognized as impairment. In the case of loans acquired in a business combination where the loans show signs of credit deterioration, SOP 03-3 represents a significant change from current purchase accounting practice whereby the acquiree's allowance for loan losses is typically added to the acquirer's allowance for loan losses. SOP 03-3 is effective for loans and debt securities acquired by Trustmark beginning January 1, 2005. The impact of this statement is not determinable because it is dependent on subsequent business combinations, if any.

Note 2 - Business Combinations

On December 1, 2004, Trustmark acquired Fisher-Brown, Incorporated, located in Pensacola, Florida. This business combination was accounted for under the purchase method of accounting. Excess cost over tangible net assets acquired totaled $36.2 million, of which $9.3 million and $26.9 million have been allocated to identifiable intangibles and goodwill, respectively.

On March 12, 2004, Trustmark acquired five branches of Allied Houston Bank in a business combination accounted for by the purchase method of accounting. In connection with the transaction, Trustmark acquired approximately $148.1 million in assets and assumed $161.7 million in deposits and other liabilities for a $10 million deposit premium. Assets consisted of $145.9 million in loans, $585 thousand in premises and equipment and $1.6 million in other assets. The assets and liabilities have been recorded at fair value based on market conditions and risk characteristics at the acquisition date. Loans were recorded at a $6.4 million discount, consisting of a discount for general credit risk of $7.3 million offset by a market valuation premium of $862 thousand. Included in the credit risk discount of $7.3 million was a specific amount for nonaccrual loans of $1.7 million. Subsequent to the purchase date, the unpaid principal for these nonaccrual loans were written down to their net realizable value against the recorded discount. Excess cost over tangible net assets acquired totaled $15.7 million, of which $426 thousand and $15.3 million have been allocated to identifiable intangibles (core deposits) and goodwill, respectively.The allocation of the purchase price is preliminary and subject to revision based on Trustmark's evaluation of the adequacy of the discount for general credit risk of $7.3 million created in conjunction with the loans acquired from Allied Houston Bank. This evaluation will be completed during the first quarter of 2005.

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

Note 3 - Cash and Due from Banks

Trustmark  is required to maintain  average  reserve  balances  with the Federal
Reserve Bank based on a percentage of deposits. The average amounts of those reserves for the years ended December 31, 2004 and 2003, were $37.2 million and $36.8 million, respectively.

Note 4 - Securities Available for Sale and Held to Maturity

A summary of the amortized cost and estimated fair value of securities available for sale and held to maturity at December 31, 2004 and 2003, follows ($ in thousands):


                                        Securities Available for Sale                    Securities Held to Maturity
                               ----------------------------------------------   --------------------------------------------
                                             Gross       Gross      Estimated                Gross       Gross     Estimated
                               Amortized   Unrealized  Unrealized     Fair      Amortized  Unrealized  Unrealized    Fair
                                  Cost       Gains      (Losses)      Value        Cost      Gains      (Losses)     Value
                               ----------  ----------  ----------  ----------   ---------  ----------  ----------  ---------
2004
----
U.S. Treasury and other U.S.
    Government agencies        $  251,361  $      512  $   (2,714) $  249,159   $       -  $        -  $        -  $       -
Obligations of states and
    political subdivisions         68,154       3,051         (21)     71,184     130,403       9,070          (2)   139,471
Mortgage-backed securities      1,056,748       4,152      (8,221)  1,052,679       6,288          75          (3)     6,360
Corporate debt securities         129,373         418      (1,109)    128,682           -           -           -          -
Other securities                   76,833       1,733           -      78,566         106           -          (1)       105
                               ----------  ----------  ----------  ----------   ---------  ----------  ----------  ---------
           Total               $1,582,469  $    9,866  $  (12,065) $1,580,270   $ 136,797  $    9,145  $       (6) $ 145,936
                               ==========  ==========  ==========  ==========   =========  ==========  ==========  =========

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
                               ==========  ==========  ==========  ==========   =========  ==========  ==========  =========

Temporarily Impaired Securities
The primary components that determine a security's fair value are its coupon rate, maturity and credit characteristics. When the fair value of a security falls below amortized cost it becomes temporarily impaired with an unrealized loss. The table below includes securities with unrealized losses at December 31, 2004, segregated by length of impairment ($ in thousands):

                                 Less than 12 Months        More than 12 Months           Total
                               ------------------------   ----------------------  ----------------------
                               Estimated     Unrealized   Estimated   Unrealized  Estimated   Unrealized
                               Fair Value      Losses     Fair Value    Losses    Fair Value    Losses
                               ----------    ----------   ----------  ----------  ----------  ----------
U.S. Treasury and other U.S.
    Government agencies        $  124,063    $      660   $   75,195  $    2,054  $  199,258  $    2,714
Obligations of states and
    political subdivisions          2,881            23            -           -       2,881          23
Mortgage-backed securities        504,312         5,399      302,728       2,825     807,040       8,224
Corporate debt securities          69,465           840       14,681         270      84,146       1,110
                               ----------    ----------   ----------   ---------  ----------  ----------
    Total                      $  700,721    $    6,922   $  392,604  $    5,149  $1,093,325  $   12,071
                               ==========    ==========   ==========  ==========  ==========  ==========

The fair value of all securities were impacted by an upward trend in interest rates throughout 2004. Current conditions indicate that the contractual principal value, or the expected maturity, of these securities has not been altered to the extent that these unrealized losses are considered anything but temporary in nature.

Security Gains and Losses
Gross gains as a result of calls and dispositions of securities available for sale were $26 thousand in 2004, $12.2 million in 2003 and $13.6 million in 2002. During 2004, gross losses on calls and dispositions of these securities were $4.7 million, $61 thousand in 2003 and none realized in 2002. During 2004, 2003 and 2002, there were no sales of securities held to maturity. Gross gains of $2 thousand, $75 thousand and $7 thousand were realized on calls of these securities during 2004, 2003 and 2002, respectively.

Securities Pledged
Securities with a carrying value of $1.4 billion and $1.7 billion at December 31, 2004 and 2003, respectively, were pledged to collateralize public deposits and securities sold under agreements to repurchase and for other purposes as required or permitted by law.

Contractual Maturities
The amortized cost and estimated fair value of securities available for sale and held to maturity at December 31, 2004, by contractual maturity, are shown below ($ in thousands). Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                             Securities                Securities
                                         Available for Sale         Held to Maturity
                                       -----------------------   -----------------------
                                        Amortized   Estimated     Amortized   Estimated
                                          Cost      Fair Value      Cost      Fair Value
                                       ----------   ----------   ----------   ----------
Due in one year or less                $    8,542   $    8,656   $    8,875   $    9,053
Due after one year through five years     392,155      391,714       48,551       51,663
Due after five years through ten years     93,487       93,809       47,977       51,533
Due after ten years                        31,537       33,412       25,106       27,327
                                       ----------   ----------   ----------   ----------
                                          525,721      527,591      130,509      139,576
Mortgage-backed securities              1,056,748    1,052,679        6,288        6,360
                                       ----------   ----------   ----------   ----------
   Total                               $1,582,469   $1,580,270   $  136,797   $  145,936
                                       ==========   ==========   ==========   ==========

Note 5 - Loans

At December 31, 2004 and 2003, loans consisted of the following ($ in thousands):

                                                           2004          2003
                                                        ----------    ----------
Real estate loans:
     Construction and land development                  $  526,321    $  406,257
     Secured by 1-4 family residential properties        1,849,267     1,663,915
     Secured by nonfarm, nonresidential properties         882,507       858,708
     Other                                                 135,938       156,524
Loans to finance agricultural production                    29,885        30,815
Commercial and industrial                                  865,436       787,094
Consumer                                                   812,133       787,316
Obligations of states and political subdivisions           178,222       173,296
Other loans                                                 50,346        56,127
                                                        ----------    ----------
     Loans                                               5,330,055     4,920,052
     Less allowance for loan losses                         64,757        74,276
                                                        ----------    ----------
         Net loans                                      $5,265,298    $4,845,776
                                                        ==========    ==========

Trustmark does not have any loan concentrations other than those reflected in the preceding table which exceed 10% of total loans. At December 31, 2004, Trustmark's geographic loan distribution was concentrated primarily in its Florida, Mississippi, Tennessee and Texas markets.

Changes in the allowance for loan losses were as follows ($ in thousands):

                                               2004         2003         2002
                                             --------     --------     --------

Balance at January 1                         $ 74,276     $ 74,771     $ 75,534
Provision charged to expense                   (3,055)       9,771       14,107
Loans charged off                             (15,402)     (19,208)     (24,035)
Recoveries                                      8,938        8,942        9,165
                                             --------     --------     --------
Net charge-offs                                (6,464)     (10,266)     (14,870)
                                             --------     --------     --------
Balance at December 31                       $ 64,757     $ 74,276     $ 74,771
                                             ========     ========     ========

At December 31, 2004 and 2003, the carrying amounts of nonaccrual loans were $21.9 million and $23.9 million, respectively. Included in these nonaccrual loans at December 31, 2004 and 2003, are loans that are considered to be impaired, which totaled $16.9 million and $16.5 million, respectively. At December 31, 2004, the total allowance for loan losses related to impaired loans was $5.4 million compared with $4.9 million at December 31, 2003. The average carrying amounts of impaired loans during 2004, 2003 and 2002 were $19.1 million, $21.3 million and $29.9 million, respectively. No material amounts of interest income were recognized on impaired loans or nonaccrual loans for each of the years in the three-year period ended December 31, 2004.

Trustmark makes loans in the normal course of business to certain executive officers and directors, including their immediate families and companies in which they are principal owners. Such loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectability at the time of the transaction. At December 31, 2004 and 2003, total loans to these persons were $63.5 million and $80.5 million, respectively. During 2004, $578.0 million of new loan advances were made while repayments were $569.2 million. Approximately $25.9 million of loans were reclassified as a result of directors' retirements or changes in position of executive officers during the year.

Note 6 - Premises and Equipment

At December 31, 2004 and 2003, premises and equipment are summarized as follows ($ in thousands):


                                                              2004        2003
                                                            --------    --------
Land                                                        $ 26,019    $ 24,725
Buildings and leasehold improvements                         118,758     111,037
Furniture and equipment                                      111,905     103,983
                                                            --------    --------
     Total cost of premises and equipment                    256,682     239,745
Less accumulated depreciation and amortization               141,345     131,371
                                                            --------    --------
     Premises and equipment, net                            $115,337    $108,374
                                                            ========    ========

Note 7 - Mortgage Servicing Rights

The changes in the carrying amount of mortgage servicing rights for the years ended December 31, 2004, 2003 and 2002, are as follows ($ in thousands):

                                               Gross                     Net
                                              Carrying    Valuation    Carrying
                                               Amount     Allowance     Amount
                                              --------    ---------    --------
Balance as of January 1, 2002                 $ 55,471    $  (2,000)   $ 53,471
Additions                                       17,376            -      17,376
Amortization                                   (11,540)           -     (11,540)
Impairment                                           -      (10,480)    (10,480)
                                              --------    ---------    --------
Balance as of December 31, 2002                 61,307      (12,480)     48,827
Additions                                       18,782            -      18,782
Amortization                                   (14,515)           -     (14,515)
Impairment                                           -       (3,387)     (3,387)
                                              --------    ---------    --------
Balance as of December 31, 2003                 65,574      (15,867)     49,707
Additions                                       11,791            -      11,791
Other-than-temporary
   impairment                                   (7,032)       7,032           -
Amortization                                   (11,826)           -     (11,826)
Impairment recovery                                  -        2,791       2,791
                                              --------    ---------    --------
Balance as of December 31, 2004               $ 58,507    $  (6,044)   $ 52,463
                                              ========    =========    ========

During 2004, Trustmark reclassified $7.0 million of mortgage servicing right impairment from temporary to other-than-temporary which reduced the valuation allowance for impairment and the gross mortgage servicing rights balance with no effect to the net mortgage servicing asset. Impairment is considered to be other-than-temporary when Trustmark determines that the carrying value is expected to exceed the fair value for an extended period of time.

Note 8 - Goodwill and Identifiable Intangible Assets

Goodwill
The changes in the carrying amount of goodwill by segment for the years ended December 31, 2004, 2003 and 2002, are as follows ($ in thousands):

                                          General
                                          Banking       Insurance       Total
                                         ---------      ---------     ---------
Balance as of January 1, 2002            $  30,059      $  10,945     $  41,004
Additions from business combinations             -          6,638         6,638
Purchase accounting adjustments                438            (52)          386
                                         ---------      ---------     ---------
Balance as of December 31, 2002             30,497         17,531        48,028
Additions from business combinations        47,849              -        47,849
                                         ---------      ---------     ---------
Balance as of December 31, 2003             78,346         17,531        95,877
Additions from business combinations        15,294         26,954        42,248
Purchase accounting adjustments               (900)             -          (900)
                                         ---------      ---------     ---------
Balance as of December 31, 2004          $  92,740      $  44,485     $ 137,225
                                         =========      =========     =========

During the first quarter of 2004, Trustmark realigned its management reporting structure and, as a result, goodwill reportable by Trustmark is included in its general banking and insurance segments. Trustmark's general banking segment delivers a full range of banking services to consumer, corporate, small and middle-market businesses through its extensive branch network. The insurance segment includes TNB's wholly-owned retail insurance subsidiaries that offer a diverse mix of insurance products and services. Trustmark performed an impairment test of goodwill during 2004, 2003 and 2002, which indicated that no impairment charge was required.

Identifiable Intangible Assets
At December 31, 2004 and 2003, identifiable intangible assets consisted of the following ($ in thousands):

                                                   2004
                                     ----------------------------------
                                      Gross                      Net
                                     Carrying   Accumulated    Carrying
                                      Amount    Amortization    Amount
                                     --------   ------------   --------
Core deposit intangibles             $ 40,651   $     23,405   $ 17,246
Insurance intangibles                  12,675          1,291     11,384
Banking charters                        1,325             82      1,243
                                     --------   ------------   --------
     Total amortizable                 54,651         24,778     29,873
Supplemental retirement
   plan intangible                      2,131              -      2,131
                                     --------   ------------   --------
     Total                           $ 56,782   $     24,778   $ 32,004
                                     ========   ============   ========

                                                   2003
                                     ----------------------------------
                                      Gross                      Net
                                     Carrying   Accumulated    Carrying
                                      Amount    Amortization    Amount
                                     --------   ------------   --------
Core deposit intangibles             $ 40,225   $     21,665   $ 18,560
Insurance intangibles                   3,180            827      2,353
Banking charter                         1,025             17      1,008
                                     --------   ------------   --------
     Total amortizable                 44,430         22,509     21,921
Supplemental retirement
   plan intangible                          -              -          -
                                     --------   ------------   --------
     Total                           $ 44,430   $     22,509   $ 21,921
                                     ========   ============   ========

During 2004, Trustmark acquired $426 thousand of core deposit intangible assets resulting from the Allied Houston branch purchase, which have a weighted-average amortization period of 10 years. In addition, in order to facilitate its entry into Texas, Trustmark acquired an existing Texas state bank charter for $300 thousand from an unrelated party. This bank charter has an amortization period of 20 years. Trustmark acquired an insurance intangible of $9.3 million during 2004 resulting from the Fisher-Brown acquisition, which has a weighted-average amortization period of 15 years. Trustmark also recorded an intangible asset related to the unrecognized prior service cost of its supplemental retirement plan in the amount of $2.1 million.

During 2003, Trustmark acquired $1.7 million of core deposit intangible assets resulting from the Emerald Coast branch purchase, which have a weighted-average amortization period of 10 years. In order to facilitate its entry into Florida, Trustmark acquired an existing Florida state bank charter for $1.0 million from an unrelated party. This bank charter has an amortization period of 20 years.

In 2004, 2003 and 2002, Trustmark recorded $2.3 million, $3.0 million and $3.2 million, respectively, of amortization of identifiable intangible assets. Trustmark estimates that amortization expense for identifiable intangible assets will be $3.1 million in 2005, $3.0 million in 2006, $2.9 million in 2007 and $2.8 million in 2008 and 2009.

Note 9 - Deposits

At December 31, 2004 and 2003, deposits consisted of the following ($ in thousands):

                                                       2004              2003
                                                    ----------        ----------
Noninterest-bearing demand                          $1,354,749        $1,329,444
Interest-bearing demand                              1,362,437         1,214,250
Savings                                                892,643           828,256
Time                                                 1,840,264         1,717,509
                                                    ----------        ----------
         Total deposits                             $5,450,093        $5,089,459
                                                    ==========        ==========


The aggregate amount of time deposits of $100,000 or more at December 31, 2004, was $512.5 million.

The maturities of interest-bearing deposits at December 31, 2004, are as follows ($ in thousands):

2005                                                                  $1,381,678
2006                                                                     279,260
2007                                                                     124,200
2008                                                                      27,834
2009 and thereafter                                                       27,292
                                                                      ----------
       Total time deposits                                             1,840,264
Interest-bearing deposits with no stated maturity                      2,255,080
                                                                      ----------
       Total interest-bearing deposits                                $4,095,344
                                                                      ==========

Note 10 - Securities Sold Under Repurchase Agreements

At December 31, 2004 and 2003, the carrying values of securities sold under repurchase agreements, by contractual maturity, are as follows ($ in thousands):

                                                              2004        2003
                                                            --------    --------
 Demand/In one day                                          $408,636    $472,040
 Term up to 30 days                                           19,641      45,006
 Term of 30 to 90 days                                        48,353      93,198
 Term of 90 days and over                                      6,598      64,472
                                                            --------    --------
      Total                                                 $483,228    $674,716
                                                            ========    ========

The weighted-average interest rates for these repurchase agreements were 1.56% and 0.89% at December 31, 2004 and 2003, respectively. Specific U.S. Treasury and other U.S. Government agencies securities with carrying values of $618 million at December 31, 2004, and $916 million at December 31, 2003, collateralize the repurchase agreements. The fair value of this collateral approximated $616 million at December 31, 2004, and $913 million at December 31, 2003.

Note 11 - Borrowings

Short-Term Borrowings
At December 31, 2004 and 2003, short-term borrowings consisted of the following ($ in thousands):

                                                              2004        2003
                                                            --------    --------
Term federal funds purchased                                $278,000    $252,000
FHLB advances                                                650,000     300,000
Treasury tax and loan note option account                     26,407      46,687
Other                                                         25,911      22,845
                                                            --------    --------
     Total                                                  $980,318    $621,532
                                                            ========    ========

Trustmark has received advances from the FHLB, which are classified as short-term and are collateralized by a blanket lien on Trustmark's single-family, multi-family, home equity and commercial mortgage loans. These advances have a weighted-average maturity of 7.5 months with a weighted-average cost of 2.62%. Three advances have fixed rates and range from $25 million to $100 million with interest rates ranging from 2.27% to 5.44%. Additionally, five advances have floating rates and range from $25 million to $250 million with interest rates ranging from 2.02% to 6.10%.

The treasury tax and loan note option account, which must have a pledge of acceptable collateral as required by the Department of the Treasury, is an open-ended, interest-bearing note maintained at the Federal Reserve Bank. Currently, the rate of interest charged is 25 basis points lower than the weekly Federal Funds rate.

Long-Term Federal Home Loan Bank Advances
Trustmark has received noncallable advances totaling $180.9 million at December 31, 2004, and $531.0 million at December 31, 2003, which are collateralized by a blanket lien on Trustmark's single-family, multi-family, home equity and commercial mortgage loans. Advances totaling $175.1 million mature in 2006, $4.2 million in 2008 and $1.6 million in 2009. These advances have interest rates ranging from 2.30% to 6.80%. The weighted-average interest cost of these advances is 3.62%. At December 31, 2004, Trustmark had $768.9 million available in unused FHLB advances.

Line of Credit
In September 2004, Trustmark entered into a two-year revolving credit arrangement enabling borrowings up to $50 million, subject to certain financial covenants. In March 2005, Trustmark drew $5 million from this line of credit to fund its common stock repurchase program.

Note 12 - Income Taxes

The income tax provision included in the statements of income is as follows ($ in thousands):
                                            2004      2003      2002
                                           -------   -------   -------
Current
   Federal                                 $41,550   $51,802   $60,969
   State                                     6,388     7,912     9,103
Deferred
   Federal                                  11,075     2,825    (4,364)
   State                                     1,669       413      (740)
                                           -------   -------   -------
       Income tax provision                $60,682   $62,952   $64,968
                                           =======   =======   =======

The income tax provision differs from the amount computed by applying the statutory federal income tax rate of 35% to income before income taxes as a result of the following ($ in thousands):

                                            2004      2003      2002
                                           -------   -------   -------

Income tax computed at statutory tax rate  $62,087   $63,519   $65,138
Tax exempt interest                         (5,189)   (5,217)   (5,753)
Nondeductible interest expense                 257       246       357
State income taxes, net                      5,237     5,410     5,436
Other                                       (1,710)   (1,006)     (210)
                                           -------   -------   -------
       Income tax provision                $60,682   $62,952   $64,968
                                           =======   =======   =======

Temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities give rise to the following net deferred tax assets at December 31, 2004 and 2003, which are included in other assets ($ in thousands):
                                                            2004     2003
                                                           -------  -------
Deferred tax assets
     Allowance for loan losses                             $24,770  $28,336
     Deferred compensation                                  12,566    7,449
     Interest rate contracts                                 1,904    1,832
     Unrealized losses on securities available for sale        841    2,148
     Other                                                   5,965    6,117
                                                           -------  -------
           Gross deferred tax asset                         46,046   45,882
                                                           -------  -------

Deferred tax liabilities
     Goodwill and other identifiable intangibles             9,084    5,978
     Premises and equipment                                  8,228    6,291
     Pension plan                                            6,782    3,325
     Mortgage servicing rights                               4,429    2,431
     Securities                                              3,726    3,077
     Other                                                   1,537    1,477
                                                           -------  -------
           Gross deferred tax liability                     33,786   22,579
                                                           -------  -------
                 Net deferred tax asset                    $12,260  $23,303
                                                           =======  =======

Trustmark has evaluated the need for a valuation allowance and, based on the weight of the available evidence, has determined that it is more likely than not that all deferred tax assets will be realized.

Note 13 - Benefit Plans

Pension Plan
Trustmark maintains a noncontributory defined pension plan which covers substantially all associates with more than one year of service. The plan provides pension benefits that are based on the length of credited service and final average compensation as defined in the plan. Trustmark's policy is to fund amounts allowable for federal income tax purposes.

The  following   tables  present   information   regarding  the  plan's  benefit
obligation, plan assets, funded status of the plan, accumulated benefit obligation and net periodic pension costs ($ in thousands):

                                                             December 31,
                                                        --------------------
                                                          2004        2003
                                                        --------    --------
Change in projected benefit obligation
  Benefit obligation, beginning of year                 $ 67,786    $ 72,229
  Service cost                                             1,638       2,571
  Interest cost                                            4,225       4,569
  Actuarial loss                                           4,485       3,947
  Benefit payments                                        (3,740)    (15,057)
  Prior service cost                                           -        (473)
                                                        --------    --------
    Projected benefit obligation, end of year           $ 74,394    $ 67,786
                                                        ========    ========

Change in plan assets
  Fair value of plan assets, beginning of year          $ 57,593    $ 55,233
  Actual return on plan assets                             4,692       7,417
  Employer contributions                                  11,000      10,000
  Benefit payments                                        (3,740)    (15,057)
                                                        --------    --------
    Fair value of plan assets, end of year              $ 69,545    $ 57,593
                                                        ========    ========

Funded status of plan assets
  Plan assets less than projected benefit obligation    $ (4,849)   $(10,193)
  Unrecognized prior service cost                         (2,410)     (2,498)
  Unrecognized net loss                                   24,992      21,383
                                                        --------    --------
    Prepaid pension assets recorded in balance sheets   $ 17,733    $  8,692
                                                        ========    ========

Accumulated benefit obligation                          $ 66,937    $ 57,424
                                                        ========    ========

                                                   Years Ended December 31,
                                                  --------------------------
                                                   2004      2003      2002
                                                  ------    ------    ------
Net periodic pension cost
  Service cost - benefits earned during
    the period                                    $1,638    $2,571    $2,781
  Interest cost on projected benefit obligation    4,225     4,569     4,862
  Expected return on plan assets                  (5,006)   (5,514)   (5,935)
  Amortization of prior service cost                 (88)      242       212
  Amortization of net obligation at transition         -         -      (213)
  Recognized net loss due to early retirement                2,378         -
  Recognized net actuarial loss                    1,190         -         -
                                                  ------    ------    ------
    Net periodic benefit cost                     $1,959    $4,246    $1,707
                                                  ======    ======    ======

Weighted-average assumptions as of end of year     2004      2003      2002
                                                  ------    ------    ------
  Discount rate for benefit obligations            6.00%     6.50%     7.00%
  Discount rate for net periodic benefit cost      6.50%     7.00%     7.50%
  Expected long-term return on plan assets         8.00%     9.00%     9.00%
  Rate of compensation increase                    4.00%     4.00%     4.00%

Plan Assets
Trustmark's pension plan weighted-average asset allocations at December 31, 2004 and 2003, by asset category are as follows:

                                                             2004      2003
                                                            ------    ------
Fixed income securities                                      23.3%     37.2%
Equity mutual funds                                          75.6%     61.7%
Other                                                         1.1%      1.1%
                                                            ------    -----
     Total                                                  100.0%    100.0%
                                                            ======    =====

The strategic objective of the plan focuses on capital growth with moderate income. The plan is managed on a total return basis with the return objective set as a reasonable actuarial rate of return on plan assets net of investment management fees. Moderate risk is assumed given the average age of plan participants and the need to meet the required rate of return. Equity and fixed income securities are utilized to allow for capital appreciation while fully diversifying the portfolio with more conservative, fixed income investments. The target asset allocation range for the portfolio is 0-10% Cash & Equivalents, 10-30% Fixed Income, 30-55% Domestic Equity, 10-30% International Equity and 0-20% Other Investments. Changes in allocations are a result of tactical asset allocation decisions and fall within the aforementioned percentage range for each major asset class.

Trustmark selects the expected long-term rate-of-return on assets assumption in consultation with their investment advisors and actuary. This rate is intended to reflect the average rate of earnings expected to be earned on the funds invested or to be invested to provide plan benefits. Historical performance is reviewed, especially with respect to real rates of return (net of inflation), for the major asset classes held or anticipated to be held by the trust and for the trust itself. Undue weight is not given to recent experience, that may not continue over the measurement period, with higher significance placed on current forecasts of future long-term economic conditions.

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

Contributions
The acceptable range of contributions to the plan is determined each year by the plan's actuary. In 2005, Trustmark's minimum required contribution is expected to be zero. The actual amount of the contribution will be determined based on the plan's funded status and return on plan assets as of the measurement date, which is October 31st.

Estimated Future Pension Benefit Payments
The following pension plan benefit payments, which reflect expected future service, are expected to be paid:

     2005                                                     $ 6,569,452
     2006                                                       5,380,909
     2007                                                       5,968,914
     2008                                                       6,492,210
     2009                                                       6,514,724
     2010 - 2014                                               37,762,144

Supplemental Retirement Plan
Trustmark maintains a non-qualified supplemental retirement plan covering directors that elect to defer fees, key executive officers and senior officers. The plan provides for defined death benefits and/or retirement benefits based on a participant's covered salary. Trustmark has acquired life insurance contracts on the participants covered under the plan which may be used to fund future payments under the plan.

The following tables present information regarding the plan's projected benefit obligation, net benefit liability and net periodic benefit costs ($ in thousands):

                                                           December 31,
                                                        ------------------
                                                         2004       2003
                                                        -------    -------
Change in projected benefit obligation
  Benefit obligation, beginning of year                 $17,837    $16,466
  Service cost                                            1,289      1,019
  Interest cost                                           1,514      1,296
  Actuarial loss                                          5,057         85
  Benefit payments                                       (1,152)    (1,029)
  Prior service cost                                      2,265          -
                                                        -------    -------
    Projected benefit obligation, end of year           $26,810    $17,837
                                                        =======    =======

Amounts recognized in the balance sheets
  Accrued benefit liability recorded in balance sheets  $26,810    $17,837
  Intangible asset                                       (2,131)         -
  Accumulated other comprehensive loss                   (4,201)         -
                                                        -------    -------
    Net benefit liability recorded in balance sheets    $20,478    $17,837
                                                        =======    =======

                                                      Years Ended December 31,
                                                     --------------------------
                                                      2004      2003      2002
                                                     ------    ------    ------
Net periodic benefit cost
  Service cost - benefits earned during the period   $1,289    $1,019    $  969
  Interest cost on projected benefit obligation       1,514     1,296     1,202
  Amortization of prior service cost                    134         -         -
  Recognized net actuarial loss (gain)                  855        85      (171)
                                                     ------    ------    ------
    Net periodic benefit cost                        $3,792    $2,400    $2,000
                                                     ======    ======    ======

The net periodic benefit cost and projected benefit obligation are determined using actuarial assumptions as of the plan's measurement date, December 31st. The weighted-average discount rate used was 6% for 2004 and 8% for 2003 and 2002. During 2004, a change in the discount rate resulted in an actuarial loss of $5.1 million, while cumulative changes in benefit levels for prior service gave rise to an unrecognized prior service cost of $2.3 million. At December 31, 2004, the unrecognized actuarial loss of $4.2 million and unrecognized prior service cost of $2.1 million will be amortized over future service periods.

Estimated Supplemental Retirement Plan Payments
The following supplemental retirement plan benefit payments are expected to be paid in the following years:

  2005                                             $ 1,326,222
  2006                                               1,371,741
  2007                                               1,386,509
  2008                                               1,567,920
  2009                                               1,639,689
  2010 - 2014                                       11,619,500

Long-Term Incentive Plan
Trustmark's incentive stock plan provides for the granting of incentive stock options and nonqualified stock options. Stock options are granted at an exercise price equal to the market value of the stock at the date of grant and are exercisable for a period not to exceed ten years from the date of grant. The maximum number of shares that can be granted under this plan is 7.0 million shares. The following tables summarize Trustmark's option activities for 2004, 2003 and 2002:


                                        2004                   2003                   2002
                                --------------------   --------------------   --------------------
                                             Average                Average                Average
                                             Option                 Option                 Option
                                 Shares      Price      Shares      Price      Shares      Price
                                ---------    -------   ---------    -------   ---------    -------
Outstanding, beginning of year  1,610,170    $ 22.41   1,450,161    $ 21.85   1,232,100    $ 20.27
Granted                           403,700      27.40     371,200      24.32     392,350      25.43
Exercised                        (151,939)     19.70    (109,128)     20.97    (114,414)     17.08
Forfeited                         (18,938)     24.26    (102,063)     22.89     (59,875)     22.13
                                ---------              ---------              ---------
Outstanding, end of year        1,842,993      23.71   1,610,170      22.41   1,450,161      21.85
                                =========              =========              =========
Exercisable, end of year          923,571      21.79     759,797      21.11     583,401      20.57
                                =========              =========              =========

                    Options Outstanding                          Options Exercisable
-------------------------------------------------------------   ----------------------
                                                     Weighted                 Weighted
                  Outstanding     Weighted-Average   -Average   Exercisable   -Average
   Range of       December 31,    Remaining Years    Exercise   December 31,  Exercise
Exercise Prices       2004         to Expiration      Price         2004       Price
---------------   ------------   -----------------   --------   -----------   --------
$12.70 - $15.87         12,320          2.4          $  13.53        12,320   $  13.53
$15.87 - $19.04        228,925          5.4             18.06       228,925      18.06
$19.04 - $22.22        277,513          6.3             21.68       192,272      21.68
$22.22 - $25.39        582,885          6.3             23.46       337,371      23.00
$25.39 - $28.57        720,350          8.4             26.48       151,058      25.49
$28.57 - $31.74         21,000          9.3             29.87         1,625      29.40
                  ------------                                  -----------
                     1,842,993          7.0             23.71       923,571      21.79
                  ============                                  ===========

Defined Contribution Plan
Trustmark provides associates with a self-directed 401(k) retirement plan which allows associates to contribute a percentage of base pay, within limits provided by the Internal Revenue Code and accompanying regulations, into the plan. Trustmark's contributions to this plan were $3.0 million in 2004, $2.8 million in 2003 and $3.0 million in 2002.

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

Note 14 - Commitments and Contingencies

Lending Related
Trustmark makes commitments to extend credit and issues standby and commercial letters of credit in the normal course of business in order to fulfill the financing needs of its customers.

Commitments to extend credit are agreements to lend money to customers pursuant to certain specified conditions. Commitments generally have fixed expiration dates or other termination clauses. Since many of these commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Trustmark applies the same credit policies and standards as it does in the lending process when making these commitments. The collateral obtained is based upon the assessed creditworthiness of the borrower. At December 31, 2004 and 2003, Trustmark had commitments to extend credit of $1.4 billion and $1.2 billion, respectively.

Standby and commercial letters of credit are conditional commitments issued by Trustmark to insure the performance of a customer to a third party. Trustmark issues financial and performance standby letters of credit in the normal course of business in order to fulfill the financing needs of its customers. A financial standby letter of credit irrevocably obligates Trustmark to pay a third-party beneficiary when a customer fails to repay an outstanding loan or debt instrument. A performance standby letter of credit irrevocably obligates Trustmark to pay a third-party beneficiary when a customer fails to perform some contractual, nonfinancial obligation. When issuing letters of credit, Trustmark uses essentially the same policies regarding credit risk and collateral which are followed in the lending process. At December 31, 2004 and 2003, Trustmark's maximum exposure to credit loss in the event of nonperformance by the other party for standby and commercial letters of credit was $104.0 million and $73.6 million, respectively. These amounts consist primarily of commitments with maturities of less than three years, which have an immaterial carrying value. Trustmark holds collateral to support standby letters of credit when deemed necessary. As of December 31, 2004, the fair value of collateral held was $25.6 million.

Lease Commitments
Trustmark currently has lease commitments for banking premises and equipment, which expire from 2005 to 2026. These commitments contain renewal options, which extend the base lease from 2 to 14 years. Rental expense approximated $4.4 million in 2004, $3.9 million in 2003 and $3.7 million in 2002.

At December 31, 2004, future minimum rental commitments under noncancellable leases for banking premises and general offices and equipment are as follows ($ in thousands):

   2005                                            $2,493
   2006                                             1,836
   2007                                             1,476
   2008                                               721
   2009                                               468
    Thereafter                                      2,126
                                                   ------
      Total                                        $9,120
                                                   ======

Legal Proceedings
Trustmark and its subsidiaries are parties to lawsuits and other claims that arise in the ordinary course of business. Some of the lawsuits assert claims related to the lending, collection, servicing, investment, trust and other business activities, and some of the lawsuits allege substantial claims for damages. The cases are being vigorously contested. In the regular course of business, Management evaluates estimated losses or costs related to litigation, and provision is made for anticipated losses whenever Management believes that such losses are probable and can be reasonably estimated. At the present time, Management believes, based on the advice of legal counsel and Management's evaluation, that the final resolution of pending legal proceedings will not have a material impact on Trustmark's consolidated financial position or results of operations; however, Management is unable to estimate a range of potential loss on these matters because of the nature of the legal environment in states where Trustmark conducts business.

Note 15 - Shareholders' Equity

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

Management believes, as of December 31, 2004, that Trustmark and TNB have met all capital adequacy requirements to which they are subject. At December 31, 2004, the most recent notification from the Office of the Comptroller of the Currency (OCC) categorized TNB as well capitalized. To be categorized as well capitalized, TNB must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios (defined in applicable regulations) as set forth in the table below. There are no significant conditions or events that have occurred since the OCC's notification that Management believes have affected TNB's present classification.

Trustmark's and TNB's actual regulatory capital amounts and ratios are presented in the table below ($ in thousands):

                                                                                       Minimum Regulatory
                                                 Actual          Minimum Regulatory     Provision to be
                                           Regulatory Capital     Capital Required      Well Capitalized
                                           ------------------    -------------------    ------------------
                                            Amount     Ratio      Amount      Ratio      Amount     Ratio
                                           --------    ------    --------     ------    --------    ------
At December 31, 2004:
  Total Capital (to Risk Weighted Assets)
         Trustmark Corporation             $642,036    11.55%    $444,648      8.00%           -         -
         Trustmark National Bank            603,266    11.06%     436,438      8.00%    $545,547    10.00%
  Tier 1 Capital (to Risk Weighted Assets)
         Trustmark Corporation             $577,279    10.39%    $222,324      4.00%           -         -
         Trustmark National Bank            540,941     9.92%     218,219      4.00%    $327,328     6.00%
  Tier 1 Capital (to Average Assets)
         Trustmark Corporation             $577,279     7.22%    $240,026      3.00%           -         -
         Trustmark National Bank            540,941     6.89%     235,381      3.00%    $392,302     5.00%
At December 31, 2003:
  Total Capital (to Risk Weighted Assets)
         Trustmark Corporation             $634,995    12.29%    $413,472      8.00%           -         -
         Trustmark National Bank            601,800    11.90%     404,683      8.00%    $505,853    10.00%
  Tier 1 Capital (to Risk Weighted Assets)
         Trustmark Corporation             $570,271    11.03%    $206,736      4.00%           -         -
         Trustmark National Bank            538,460    10.64%     202,341      4.00%    $303,512     6.00%
  Tier 1 Capital (to Average Assets)
         Trustmark Corporation             $570,271     7.53%    $227,050      3.00%           -         -
         Trustmark National Bank            538,460     7.26%     222,456      3.00%    $370,760     5.00%

Common Stock Repurchase Program
Trustmark currently has remaining authorization for the repurchase of up to 3.0 million shares of its common stock subject to market conditions and management discretion. Collectively, the capital management plans adopted by Trustmark since 1998 have authorized the repurchase of 21.5 million shares of common stock. Pursuant to these plans, Trustmark has repurchased approximately 18.5 million shares for $399.5 million, including 531 thousand shares during 2004 for $14.5 million.

Shelf Registration
During 2003, Trustmark filed a registration statement on Form S-3 with the Securities and Exchange Commission (SEC) utilizing a "shelf" registration process. Under this shelf process, Trustmark may offer from time to time any combination of securities described in the prospectus in one or more offerings up to a total amount of $200 million. The securities described in the prospectus include common and preferred stock, depositary shares, debt securities, junior subordinated debt securities and trust preferred securities. Net proceeds from the sale of the offered securities may be used to redeem or repurchase outstanding securities, repay outstanding debt, finance acquisitions of companies and other assets and provide working capital.

Authorization of Preferred Shares
The Board of Directors currently has the authority to issue up to 20 million preferred shares with no par value. The ability to issue preferred shares in the future will provide Trustmark with additional financial and management flexibility for general corporate and acquisition purposes. As of December 31, 2004, no such shares have been issued.

Dividends
Dividends paid by Trustmark are substantially funded from dividends received from TNB. Approval by TNB's regulators is required if the total of all dividends declared in any calendar year exceeds the total of its net income for that year combined with its retained net income of the preceding two years. TNB will have available in 2005 approximately $64.9 million plus its net income for that year to pay as dividends.

Comprehensive Income
Comprehensive income is the change in equity during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.

In addition to net income, Trustmark has identified changes related to other nonowner transactions in the Consolidated Statements of Changes in Shareholders' Equity. Changes in other nonowner transactions consist of changes in the fair value of securities available for sale, cash flow hedges and a minimum liability adjustment for associate benefit plans.

In the calculation of comprehensive income, certain reclassification adjustments are made to avoid duplicating items that are displayed as part of net income and other comprehensive income in that period or earlier periods. The following table reflects the reclassification amounts and the related tax effects of changes in fair value of securities available for sale, cash flow hedges and a minimum liability adjustment for associate benefit plans for the years ended December 31, 2004, 2003 and 2002 ($ in thousands):

                                                                                     Accumulated
                                                                                       Other
                                                           Before-Tax      Tax      Comprehensive
Accumulated other comprehensive (loss) income:               Amount       Effect    (Loss) Income
                                                           ----------    --------   -------------
Balance, January 1, 2002                                   $   30,317    $(11,616)  $      18,701
Net change in fair value of securities available for sale       7,341      (2,808)          4,533
Net change in fair value of cash flow hedges                   (6,107)      2,336          (3,771)
Minimum liability adjustment-associate benefit plans           (5,067)      1,938          (3,129)
Less adjustment for net gains included in net income          (13,568)      5,190          (8,378)
                                                           -----------   --------   -------------
Balance, December 31, 2002                                     12,916      (4,960)          7,956
Net change in fair value of securities available for sale     (16,138)      6,173          (9,965)
Net change in fair value of cash flow hedges                    4,803      (1,837)          2,966
Minimum liability adjustment-associate benefit plans            5,067      (1,938)          3,129
Less adjustment for net gains included in net income          (12,231)      4,678          (7,553)
                                                           -----------   --------   -------------
Balance, December 31, 2003                                     (5,583)      2,116          (3,467)
Net change in fair value of securities available for sale      (1,228)        470            (758)
Minimum liability adjustment-associate benefit plans           (4,201)      1,607          (2,594)
Less adjustment for net losses included in net income           4,643      (1,776)          2,867
                                                           -----------   --------   -------------
Balance, December 31, 2004                                 $   (6,369)   $  2,417   $      (3,952)
                                                           ===========   ========   =============

Note 16 - Fair Values of Financial Instruments

The carrying amounts and estimated fair values of financial instruments at December 31, 2004 and 2003, are as follows ($ in thousands):


                                               2004                        2003
                                     ------------------------    ------------------------
                                      Carrying     Estimated      Carrying     Estimated
                                       Value       Fair Value      Value       Fair Value
                                     ----------    ----------    ----------    ----------
Financial Assets:
   Cash and short-term investments   $  429,316    $  429,316    $  370,808    $  370,808
   Securities available for sale      1,580,270     1,580,270     1,933,993     1,933,993
   Securities held to maturity          136,797       145,936       178,450       191,146
   Loans held for sale                  101,222       101,222       112,560       112,560
   Net loans                          5,265,298     5,295,709     4,845,776     4,984,690
   Derivative assets                          -             -           273           273

Financial Liabilities:
   Deposits                           5,450,093     5,466,382     5,089,459     5,109,044
   Short-term liabilities             1,597,864     1,597,864     1,549,667     1,549,667
   Long-term FHLB advances              180,894       182,944       531,035       541,355
   Derivative liabilities                 1,078         1,078             -             -

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

Derivative Assets (Liabilities)
The fair value of derivative assets (liabilities) including interest rate contracts, such as caps and floors and interest rate swaps, is based on standard pricing methodology using current market rates and volatility.

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


Note 17 - Derivative Financial Instruments

As part of Trustmark's risk management strategy in the mortgage banking area, derivative instruments such as interest rate lock commitments and forward sales contracts are utilized. Rate lock commitments are residential mortgage loan commitments with customers, which guarantee a specified interest rate for a specified time period. Trustmark's obligations under forward contracts consist of commitments to deliver mortgage loans, originated and/or purchased, in the secondary market at a future date. These derivative instruments are designated as fair value hedges. Trustmark's off-balance sheet obligations under these derivative instruments totaled $204.6 million, with a valuation adjustment of negative $293 thousand as of December 31, 2004, compared to $232.2 million, with a valuation adjustment of negative $1.3 million as of December 31, 2003. Prior to January 1, 2003, Trustmark accounted for these derivative instruments as cash flow hedges. The impact of the redesignation decreased mortgage banking income included in noninterest income in 2003 by $1.1 million ($653 thousand after tax or $0.01 per share).

Interest rate swaps are derivative instruments under which two parties agree to make interest payments on a notional principal amount. In a generic swap, one party pays a fixed interest rate and receives a floating interest rate while the other party receives a fixed interest rate and pays a floating interest rate. During April 2003, Trustmark initiated four separate interest rate swaps with a total notional principal amount of $100 million. During July 2003, Trustmark added another interest rate swap with a notional principal amount of $25 million. These swaps are designated as fair value hedges. Trustmark initiated these swaps to mitigate the effects of further changes in the fair value of specific, noncallable, nonprepayable, fixed rate advances from the FHLB by agreeing to pay a floating interest rate tied to LIBOR. The swap contracts are tied to the maturity of five separate FHLB advances maturing between 2005 and 2006. As of December 31, 2004, these swap contracts had carrying values totaling negative $1.1 million compared to $39 thousand as of December 31, 2003.

Trustmark utilizes an interest rate risk strategy that includes caps and floors. The intent of utilizing these derivative instruments is to reduce the risk associated with the effects of significant movements in interest rates. Caps and floors, which are not designated as hedging instruments, are options linked to a notional principal amount and an underlying indexed interest rate. Exposure to loss on these options will increase or decrease as interest rates fluctuate. At December 31, 2004, Trustmark had interest rate cap contracts with notional amounts totaling $300 million and carrying values totaling $44 thousand. These caps mature in 2006 and are linked to the three-month LIBOR, with a strike rate of 6%. During 2002, Trustmark received payments of $1.3 million on the interest rate floor as the interest rate floor contract reached its strike price. These payments have been recorded as other interest income. No such payments were received in 2004 and 2003, as Trustmark did not hold any interest rate floor contracts during these years.

Note 18 - Managed Loans

During 2004, Trustmark sold $844.5 million of residential mortgage loans in securitization transactions compared with $1.481 billion in 2003. Pretax gains on these sales were recorded in mortgage banking noninterest income and totaled $4.3 million in 2004, $13.6 million in 2003 and $8.4 million in 2002. Trustmark receives annual servicing fee income approximating 0.37% of the outstanding balance of the underlying loans. Mortgage servicing rights are discussed further in Note 7 - "Mortgage Servicing Rights." The investors and the securitization trusts have no recourse to the assets of Trustmark for failure of debtors to pay when due.

In the determination of the value of mortgage servicing rights at the dates of securitization, certain key economic assumptions are made. During 2004, mortgage servicing rights were added based on discount rates ranging from 9.5% to 14.5%, prepayment rates ranging from 7% to 38% CPR and weighted-average lives ranging from four to eight years.

At December 31, 2004, the fair value of mortgage servicing rights was $52.5 million, with a weighted-average life of approximately 6 years. Based on this information, the following table illustrates the sensitivity of the fair value of mortgage servicing rights to immediate 10% and 20% adverse changes in the following key assumptions ($ in thousands):

                                        Impact on Fair Value
                                          (Adverse Change)
                                        --------------------
Assumptions              Range            10%          20%
---------------      -------------      -------      -------
Discount Rate        10% - 17%          $(2,093)     $(3,835)
Prepayment Rate       6% - 34% CPR       (2,093)      (4,184)


These sensitivities are hypothetical and should not be considered to predict actual future performance. As changes in assumptions and changes in fair value may not be linear, it is not possible to extrapolate the impact of other scenarios from these projections. Also, changes in one assumption may result in changes in other assumptions, which might magnify or counteract the sensitivities.

Note 19 - Segment Information

During the first quarter of 2004, Trustmark realigned its management reporting structure to include four segments that include general banking, wealth management, insurance and administration. The general banking segment realigns Trustmark's former consumer and commercial segment into a single group that delivers a full range of banking services to consumers, corporate, small and middle-market businesses through its extensive branch network. Trustmark realigned its former investment segment into the wealth management segment incorporating trust, brokerage, investment advisory and private banking services under one umbrella. The insurance segment, formerly included in the consumer segment, represents Trustmark's retail insurance agencies that offer a diverse mix of insurance products and services. The administration segment incorporates Trustmark's treasury function with various non-allocated corporate operation units and includes intangible assets and related amortization (except mortgage servicing rights and related amortization, which is included in the general banking segment).

The accounting policies of each reportable segment are the same as those of the Corporation except for its internal allocations. Trustmark uses a match-funded transfer pricing process to assess operating segment performance. Noninterest expenses for back-office operations support are allocated to segments based on estimated uses of those services. Income tax expense for segments is calculated at the marginal statutory rate.

The following table discloses financial information by reportable segment for the periods ended December 31, 2004, 2003 and 2002 ($ in thousands). Prior periods have been conformed with the current period presentation.

                                                      General
                                                      Banking     Insurance    Wealth Mgmt.     Admin.
                                                      Division     Division      Division      Division      Total
                                                     ----------   ----------   ------------   ----------   ----------
2004
----

Net interest income from external customers          $  235,608   $       (8)  $      4,516   $   35,501   $  275,617
Internal funding                                         (2,699)           -           (483)       3,182            -
                                                     ----------   ----------   ------------   ----------   ----------
Net interest income                                     232,909           (8)         4,033       38,683      275,617
Provision for loan losses                                (2,793)           -            (39)        (223)      (3,055)
                                                     ----------   ----------   ------------   ----------   ----------
Net interest income after provision for loan losses     235,702           (8)         4,072       38,906      278,672
Noninterest income                                       89,476       17,851         20,801       (4,100)     124,028
Noninterest expense                                     161,147       12,644         18,146       33,372      225,309
                                                     ----------   ----------   ------------   ----------   ----------
Income before income taxes                              164,031        5,199          6,727        1,434      177,391
Income taxes                                             56,959        2,019          2,461         (757)      60,682
                                                     ----------   ----------   ------------   ----------   ----------
Segment net income                                   $  107,072   $    3,180   $      4,266   $    2,191   $  116,709
                                                     ==========   ==========   ============   ==========   ==========

Selected Financial Information
     Average assets                                  $5,745,204   $   20,511   $     98,952   $2,294,823   $8,159,490
     Depreciation and amortization                   $   19,214   $      168   $        493   $    4,063   $   23,938


2003
----
Net interest income from external customers          $  220,444   $        -   $      4,723   $   44,663   $  269,830
Internal funding                                         25,027            -            277      (25,304)           -
                                                     ----------   ----------   ------------   ----------   ----------
Net interest income                                     245,471            -          5,000       19,359      269,830
Provision for loan losses                                 9,400            -             26          345        9,771
                                                     ----------   ----------   ------------   ----------   ----------
Net interest income after provision for loan losses     236,071            -          4,974       19,014      260,059
Noninterest income                                       87,102       17,603         19,891       11,714      136,310
Noninterest expense                                     152,204       11,485         18,161       33,037      214,887
                                                     ----------   ----------   ------------   ----------   ----------
Income before income taxes                              170,969        6,118          6,704       (2,309)     181,482
Income taxes                                             59,584        2,218          2,369       (1,219)      62,952
                                                     ----------   ----------   ------------   ----------   ----------
Segment net income                                   $  111,385   $    3,900        $ 4,335   $   (1,090)  $  118,530
                                                     ==========   ==========   ============   ==========   ==========

Selected Financial Information
     Average assets                                  $5,237,888   $   18,960   $     93,727   $2,058,047   $7,408,622
     Depreciation and amortization                   $   28,152   $      101   $        416   $    4,387   $   33,056

2002
----
Net interest income from external customers          $  218,553   $        1   $      4,962   $   68,670   $  292,186
Internal funding                                         16,556            -           (795)     (15,761)           -
                                                     ----------   ----------   ------------   ----------   ----------
Net interest income                                     235,109            1          4,167       52,909      292,186
Provision for loan losses                                13,749            -           (153)         511       14,107
                                                     ----------   ----------   ------------   ----------   ----------
Net interest income after provision for loan losses     221,360            1          4,320       52,398      278,079
Noninterest income                                       74,787       14,752         21,368        6,090      116,997
Noninterest expense                                     155,378       10,243         17,053       26,294      208,968
                                                     ----------   ----------   ------------   ----------   ----------
Income before income taxes                              140,769        4,510          8,635       32,194      186,108
Income taxes                                             49,201        1,815          3,211       10,741       64,968
                                                     ----------   ----------   ------------   ----------   ----------
Segment net income                                   $   91,568   $    2,695   $      5,424   $   21,453   $  121,140
                                                     ==========   ==========   ============   ==========   ==========

Selected Financial Information
     Average assets                                  $4,942,408   $   20,122   $     86,730   $1,792,532   $6,841,792
     Depreciation and amortization                   $   31,913   $       92   $        340   $    4,526   $   36,871

Note 20 - Trustmark Corporation (Parent Company Only) Financial Information ($ in thousands)

                                 Balance Sheets

                                                           December 31,
                                                      ---------------------
                                                        2004         2003
                                                      --------     --------
Assets
Investment in banks                                   $725,252     $669,555
Other assets                                            25,224       20,018
                                                      --------     --------
    Total Assets                                      $750,476     $689,573
                                                      ========     ========

Liabilities and Shareholders' Equity
Accrued expense                                       $     80     $      -
Shareholders' equity                                   750,396      689,573
                                                      --------     --------
    Total Liabilities and Shareholders' Equity        $750,476     $689,573
                                                      ========     ========

                              Statements of Income

                                                           Years Ended December 31,
                                                      ---------------------------------
                                                        2004         2003        2002
                                                      --------     --------    --------
Revenue
Dividends received from banks                         $ 60,115     $110,410    $118,215
Earnings of subsidiaries over distributions             56,605        8,200       2,616
Other income                                               330          152         697
                                                      --------     --------    --------
    Total Revenue                                      117,050      118,762     121,528
Expense                                                    341          232         388
                                                      --------     --------    --------
Net Income                                            $116,709     $118,530    $121,140
                                                      ========     ========    ========


                            Statements of Cash Flows

                                                           Years Ended December 31,
                                                      ---------------------------------
                                                        2004         2003        2002
                                                      --------     --------    --------
Operating Activities
Net income                                            $116,709     $118,530    $121,140
Adjustments to reconcile net income to net cash
  provided by operating activities:
    Increase in investment in subsidiaries             (56,605)      (8,200)     (2,616)
    Other                                                1,365          182         (85)
                                                      --------    ---------    --------
Net cash provided by operating activities               61,469      110,512     118,439

Investing Activities
Purchase of securities available for sale                    -      (15,008)          -
Proceeds from sales of securities available for sale         -            -         813
Purchases of premises and equipment                          -            -      (4,077)
                                                      --------    ---------    --------
Net cash used in investing activities                        -      (15,008)     (3,264)

Financing Activities
Cash dividends                                         (44,642)     (40,326)    (38,210)
Common stock transactions, net                         (11,812)     (57,148)    (78,095)
                                                      --------    ---------    --------
Net cash used in financing activities                  (56,454)     (97,474)   (116,305)
                                                      --------    ---------    --------
Increase (decrease) in cash and cash equivalents         5,015       (1,970)     (1,130)
Cash and cash equivalents at beginning of year             785        2,755       3,885
                                                      --------    ---------    --------
Cash and cash equivalents at end of year              $  5,800     $    785    $  2,755
                                                      ========    =========    ========

Trustmark (parent company only) paid income taxes of approximately $50.2 million in 2004, $59.1 million in 2003 and $70.4 million in 2002. No interest was paid during 2004, 2003 and 2002.

Selected Financial Data
($ in thousands except per share data)


                       Years Ended December 31,      2004         2003         2002         2001         2000
-----------------------------------------------   ----------   ----------   ----------   ----------   ----------

Consolidated Statements of Income
  Total interest income                           $  364,355   $  359,388   $  405,952   $  476,146   $  488,176
  Total interest expense                              88,738       89,558      113,766      209,242      255,196
                                                  ----------   ----------   ----------   ----------   ----------
  Net interest income                                275,617      269,830      292,186      266,904      232,980
  Provision for loan losses                           (3,055)       9,771       14,107       13,200       10,401
  Noninterest income                                 124,028      136,310      116,997      117,662      116,329
  Noninterest expense                                225,309      214,887      208,968      199,939      180,583
                                                  ----------   ----------   ----------   ----------   ----------
  Income before income taxes and
     cumulative effect of a change in
     accounting principle                            177,391      181,482      186,108      171,427      158,325
  Income taxes                                        60,682       62,952       64,968       60,146       54,124
                                                  ----------   ----------   ----------   ----------   ----------
  Income before cumulative effect
     of a change in accounting principle             116,709      118,530      121,140      111,281      104,201
  Cumulative effect of a change in
     accounting principle (net of tax)                     -            -            -            -       (2,464)
                                                  ----------   ----------   ----------   ----------   ----------
  Net Income                                      $  116,709   $  118,530   $  121,140   $  111,281   $  101,737
                                                  ==========   ==========   ==========   ==========   ==========

Per Share Data
  Basic earnings per share before
       cumulative change                          $     2.01   $     2.01   $     1.95   $     1.72   $     1.53
  Cumulative effect of a change
       in accounting principle                             -            -            -            -        (0.03)
                                                  ----------   ----------   ----------   ----------   ----------
  Basic earnings per share                        $     2.01   $     2.01   $     1.95   $     1.72   $     1.50
                                                  ==========   ==========   ==========   ==========   ==========

  Diluted earnings per share before
       cumulative change                          $     2.00   $     2.00   $     1.94   $     1.72   $     1.53
  Cumulative effect of a change
       in accounting principle                             -            -            -            -        (0.03)
                                                  ----------   ----------   ----------   ----------   ----------
  Diluted earnings per share                      $     2.00   $     2.00   $     1.94   $     1.72   $     1.50
                                                  ==========   ==========   ==========   ==========   ==========

  Cash dividends per share                        $     0.77   $     0.69   $     0.62   $     0.56   $     0.51
                                                  ==========   ==========   ==========   ==========   ==========


                                  December 31,       2004         2003         2002         2001         2000
----------------------------------------------    ----------   ----------   ----------   ----------   ----------

Consolidated Balance Sheets
   Total assets                                   $8,052,957   $7,914,321   $7,138,706   $7,180,339   $6,886,988
   Securities                                      1,717,067    2,112,443    1,811,767    1,853,547    2,125,098
   Gross loans (including loans held for sale)     5,431,277    5,032,612    4,617,366    4,524,366    4,143,933
   Deposits                                        5,450,093    5,089,459    4,686,296    4,613,365    4,058,418

Summary of Quarterly Results of Operations
( unaudited)
($ in thousands except per share data)

                                          2004       1st          2nd          3rd           4th
----------------------------------------------    ----------   ----------   ----------   ----------
Interest income                                   $   88,607   $   89,756   $   92,892   $   93,100
Net interest income                                   68,359       69,548       69,923       67,787
Provision for loan losses                              1,052        1,703        1,161       (6,971)
Income before income taxes                            40,349       50,939       42,815       43,288
Net income                                            26,751       33,023       28,087       28,848
Earnings per share
      Basic                                             0.46         0.57         0.49         0.50
      Diluted                                           0.46         0.57         0.48         0.50

                                          2003       1st          2nd          3rd           4th
----------------------------------------------    ----------   ----------   ----------   ----------
Interest income                                   $   93,017   $   91,674   $   85,185   $   89,512
Net interest income                                   69,197       68,189       63,831       68,613
Provision for loan losses                              3,000        2,649        1,771        2,351
Income before income taxes                            37,654       47,679       49,247       46,902
Net income                                            24,484       31,164       32,418       30,464
Earnings per share
      Basic and Diluted                                 0.41         0.53         0.55         0.52

Principal Markets and Prices of Trustmark's Stock

                                          Stock Prices
                            Dividends  ------------------
                            Per Share    High       Low
                            ---------  --------  --------
  2004
----------
4th Quarter                  $ 0.200   $ 32.780  $ 29.120
3rd Quarter                    0.190     32.360    27.920
2nd Quarter                    0.190     29.990    25.890
1st Quarter                    0.190     30.730    28.270

  2003
----------
4th Quarter                  $ 0.190   $ 30.000  $ 27.050
3rd Quarter                    0.165     28.000    25.030
2nd Quarter                    0.165     27.000    23.540
1st Quarter                    0.165     24.800    22.560

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

FORWARD-LOOKING STATEMENTS

Certain statements contained in Management's Discussion and Analysis are not statements of historical fact and constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to anticipated future operating and financial performance measures, including net interest margin, credit quality, business initiatives, growth opportunities and growth rates, among other things and encompass any estimate, prediction, expectation, projection, opinion, anticipation, outlook or statement of belief included therein as well as the management assumptions underlying these forward-looking statements. Should one or more of these risks materialize, or should any such underlying assumptions prove to be significantly different, actual results may vary significantly from those anticipated, estimated, projected or expected. These risks could cause actual results to differ materially from current expectations of Management and include the following:

o The level of nonperforming assets, charge-offs and provision expense can be affected by local, state and national economic and market conditions as well as Management's judgments regarding collectability of loans.
o Material changes in market interest rates can materially affect many aspects of Trustmark's financial condition and results of operations. Trustmark is exposed to the potential of losses arising from adverse changes in market interest rates and prices which can adversely impact the value of financial products, including securities, loans, deposits, debt and derivative financial instruments. Factors that may affect the market interest rates include local, regional and national economic conditions; utilization and effectiveness of market interest rate contracts; and the availability of wholesale and retail funding sources to Trustmark. Many of these factors are outside Trustmark's control.
o Increases in prepayment speeds of mortgage loans resulting from a historically low interest rate environment would have an impact on the fair value of the mortgage servicing portfolio. In addition, premium amortization on mortgage related securities included in Trustmark's securities portfolio would also be accelerated as prepayment of the mortgage loans securing these securities occur. The combination of these events could materially affect Trustmark's results of operations.
o The costs and effects of litigation and of unexpected or adverse outcomes in such litigation can materially affect Trustmark's results of operations.
o Competition in loan and deposit pricing, as well as the entry of new competitors into our markets through de novo expansion and acquisitions, among other means, could have an effect on Trustmark's operations in our existing markets.
o Trustmark is subject to regulation by federal banking agencies and authorities and the Securities and Exchange Commission. Changes in existing regulations or the adoption of new regulations could make it more costly for Trustmark to do business or could force changes in the manner Trustmark does business, which could have an impact on Trustmark's financial condition or results of operations.

Although Management believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. Trustmark undertakes no obligation to update or revise any of this information, whether as the result of new information, future events or developments or otherwise.

OVERVIEW

Trustmark is a multi-bank holding company headquartered in Jackson, Mississippi, incorporated under the Mississippi Business Corporation Act on August 5, 1968. Trustmark commenced doing business in November 1968. Through its subsidiaries, Trustmark operates as a financial services organization providing banking and financial solutions to corporate, institutional and individual customers predominantly within the states of Florida, Mississippi, Tennessee and Texas.

Trustmark National Bank (TNB), Trustmark's wholly-owned subsidiary, accounts for substantially all of the assets and revenues of Trustmark. Chartered by the state of Mississippi in 1889, TNB is also headquartered in Jackson, Mississippi. In addition to banking activities, TNB provides investment and insurance products and services to its customers through four wholly-owned subsidiaries, Trustmark Securities, Inc. (formerly Trustmark Financial Services, Inc.),
Trustmark Investment Advisors, Inc., The Bottrell Insurance Agency, Inc. (Bottrell) and Fisher-Brown, Inc. In January 2005, Trustmark established a de novo subsidiary, Trustmark Risk Management, Inc. (TRMI). TRMI commenced doing business on January 31, 2005, and engages in insurance agency activities as an agent for individual life, disability and long-term care insurance, and also as agent for the sale of fixed annuities. These activities were previously provided by Bottrell.

Trustmark also engages in banking activities through its wholly-owned subsidiary, Somerville Bank & Trust Company (Somerville), headquartered in Somerville, Tennessee. Somerville was acquired in a business combination during 2001 and presently has five locations in Somerville, Hickory Withe and Rossville, Tennessee. In addition to its banking subsidiaries, Trustmark also owns all of the stock of F. S. Corporation and First Building Corporation, both inactive nonbank Mississippi corporations. Neither Trustmark nor its subsidiaries have any foreign activities. As of December 31, 2004, Trustmark and its subsidiaries employed 2,598 full-time equivalent employees.

Net income for the year ended December 31, 2004, totaled $116.7 million compared with $118.5 million for 2003 and $121.1 million for 2002. Basic earnings per share were $2.01 for 2004 and 2003 and $1.95 for 2002. During 2004, Trustmark recorded a release in the allowance for loan losses resulting from changes to specific estimates used to determine the allowance, which increased net income by $5.8 million, or $0.10 per share. Diluted earnings per share were $2.00 for 2004 and 2003 and $1.94 for 2002. Earnings during 2003 included an after-tax charge of $4.1 million, or $0.07 per share, associated with Trustmark's Voluntary Early Retirement Program. At December 31, 2004, Trustmark reported gross loans, including loans held for sale, of $5.431 billion, total assets of $8.053 billion, total deposits of $5.450 billion and shareholders' equity of $750.4 million.

Management utilizes certain financial ratios to gauge Trustmark's performance. Trustmark achieved a return on average assets of 1.43% and a return on average equity of 16.08% for the year ended December 31, 2004. These compared with 2003 ratios of 1.60% for return on average assets and 17.56% for return on average equity, while in 2002 the return on average assets was 1.77%, and the return on average equity was 17.93%.

CRITICAL ACCOUNTING POLICIES

Trustmark's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and follow general practices within the financial services industry. Application of these accounting principles requires management to make estimates, assumptions and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. These estimates, assumptions and judgments are based on information available as of the date of the consolidated financial statements; accordingly, as this information changes, actual financial results could differ from those estimates.

Certain policies inherently have a greater reliance on the use of estimates, assumptions and judgments and, as such, have a greater possibility of producing results that could be materially different than originally reported. These critical accounting policies are described in detail below. Also see Note 1 - Significant Accounting Policies in the accompanying Notes to the Consolidated Financial Statements included elsewhere in this report.

Allowance for Loan Losses
The allowance for loan losses is established through provisions for estimated loan losses charged against earnings. The allowance for loan losses is maintained at a level believed adequate by management, based on estimated probable losses within the existing loan portfolio. Trustmark's allowance for loan loss methodology is based on guidance provided by SEC Staff Accounting Bulletin No. 102, "Selected Loan Loss Allowance Methodology and Documentation Issues," as well as other regulatory guidance. Accordingly, Trustmark's methodology is based on historical loss experience by type of loan and internal risk rating, homogeneous risk pools and specific allocations, with adjustments considering current economic events and conditions. This evaluation is inherently subjective, as it requires material estimates, including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change.

Mortgage Servicing Rights
Mortgage servicing rights are rights to service mortgage loans for others, whether the loans were acquired through purchase or loan origination. Purchased mortgage servicing rights are capitalized at cost. For loans originated and sold where the servicing rights have been retained, Trustmark allocates the cost of the loan and the servicing right based on their relative fair value. Mortgage servicing rights are amortized over the estimated period of the related net servicing income.

Mortgage servicing rights are evaluated quarterly for impairment. Impairment occurs when the estimated fair value falls below the underlying carrying value. For purposes of evaluating impairment, Trustmark stratifies its mortgage servicing portfolio on the basis of certain risk characteristics including loan type, term and note rate. Changes in interest rates, prepayment speeds or other factors could result in impairment or recovery of the servicing asset. Impairment or impairment recovery is recognized through a valuation allowance with a corresponding charge to mortgage banking noninterest income.

Benefit Plans
Benefit plan assets, liabilities and pension costs are determined utilizing actuarially present value calculations. The valuation of the benefit obligation and net periodic expense is considered critical, as it requires Management and its actuaries to make estimates regarding the amount and timing of expected cash outflows including assumptions about mortality, expected service periods, rate of compensation increases and the long-term return on plan assets. Note 13 - Benefit Plans, included in the accompanying Notes to the Consolidated Financial Statements, provides further discussion on the accounting for Trustmark's benefit plans (pension and supplemental retirement plan) and the estimates used in determining the actuarial present value of the benefit obligations and the net periodic benefit expense.

Fair Value Accounting Estimates
Generally accepted accounting principles require the use of fair values in determining the carrying values of assets and liabilities, as well as for specific disclosures. The most significant include securities, derivative instruments, loans held for sale, mortgage servicing rights and net assets acquired in a business combination. Certain of these assets do not have a readily available market to determine fair value and require an estimate based on specific parameters. When market prices are unavailable, Trustmark determines fair values utilizing parameters, which are constantly changing, including interest rates, duration, prepayment speeds and other specific conditions. In most cases, these specific parameters require a significant amount of judgment by Management.

Contingent Liabilities
Trustmark estimates contingent liabilities based on Management's evaluation of the probability of outcomes and their ability to estimate the range of exposure. As stated by Statement of Financial Accounting Standards (SFAS) No. 5, "Accounting for Contingencies," a liability is contingent if the amount is not presently known, but may become known in the future as a result of the occurrence of some uncertain future event. Accounting standards require that a liability be recorded if Management determines that it is probable that a loss has occurred and the loss can be reasonably estimated. In addition, it must be probable that the loss will be confirmed by some future event. As part of the estimation process, Management is required to make assumptions about matters that are, by their nature, highly uncertain. The assessment of contingent liabilities, including legal contingencies and income tax liabilities, involves the use of critical estimates, assumptions and judgments. Management's estimates are based on their belief that future events will validate the current assumptions regarding the ultimate outcome of these exposures. However, there can be no assurance that future events, such as court decisions or Internal Revenue Service positions, will not differ from Management's assessments. Whenever practicable, Management consults with outside experts (attorneys, independent accountants, claims administrators, etc.) to assist with the gathering and evaluation of information related to contingent liabilities.

BUSINESS COMBINATIONS

Trustmark's strategic acquisition program is based on efforts to evaluate opportunities to expand and invest in higher-growth markets by implementing market-specific business initiatives. This approach is designed to maximize financial profitability, bolster growth prospects and enhance shareholder value. During 2004, new offices were opened in Destin and Panama City, enhancing the Emerald Coast business combination completed during the third quarter of 2003, which resulted in the acquisition of seven branches in the Florida Panhandle. In the first quarter of 2004, Trustmark entered the dynamic Houston banking market with the purchase of five branch offices from Allied Houston Bank. The Houston MSA is among the largest and highest-growth markets in the country. In December 2004, Trustmark continued to expand insurance services, as well as its presence in the Florida Panhandle, with the acquisition of Fisher-Brown, Incorporated, Northwest Florida's leading insurance agency, headquartered in Pensacola, with offices in Milton, Mary Esther, Destin and Panama City. This transaction enhances Trustmark's strategic goal of becoming a more diversified financial services organization. For more information on these business combinations, please refer to Note 2 of the Notes to the Consolidated Financial Statements.

RESULTS OF OPERATIONS

Net Interest Income
Net interest income is the principal component of Trustmark's income stream and represents the difference, or spread, between interest and fee income generated from earning assets and the interest expense paid on deposits and borrowed funds. Fluctuations in interest rates, as well as volume and mix changes in earning assets and interest-bearing liabilities, can materially impact net interest income. The net interest margin (NIM) is computed by dividing fully taxable equivalent net interest income by average interest-earning assets and measures how effectively Trustmark utilizes its interest-earning assets in relationship to the interest cost of funding them. The Yield/Rate Analysis Table on page 53 shows the average balances for all assets and liabilities of Trustmark and the interest income or expense associated with earning assets and interest-bearing liabilities. The yields and rates have been computed based upon interest income and expense adjusted to a fully taxable equivalent (FTE) basis using a 35% federal marginal tax rate for all periods shown. Nonaccruing loans have been included in the average loan balances, and interest collected prior to these loans having been placed on nonaccrual has been included in interest income. Loan fees included in interest associated with the average loan balances are immaterial.

Net interest income-FTE for 2004 increased $5.9 million, or 2.1%, when compared with 2003, primarily resulting from additional earning asset growth. This growth was somewhat hampered by a declining net interest margin resulting from lower yielding assets. Continued prepayments of mortgage related securities and a customer preference for lower-yielding adjustable rate loans contributed to these lower yields during an environment of low interest rates. Adjustable rate loans, which have a better potential profile to rising rates, would generally have a lower current yield than a comparable fixed rate product thus having an initial negative impact to interest income. Interest expense remained well controlled in spite of an increase in the target fed funds rate of 125 basis points during 2004. The combination of these factors resulted in a decline in the NIM during 2004 of 28 basis points when compared with 2003. For additional discussion, see Market/Interest Rate Risk Management beginning on page 63.

Yield/Rate Analysis Table
($ in thousands)

                                                                    Years Ended December 31,
                                                  ----------------------------------------------------------
                                                              2004                          2003
                                                  ----------------------------  ----------------------------
                                                   Average              Yield/   Average              Yield/
                                                   Balance    Interest   Rate    Balance    Interest   Rate
                                                  ----------  --------  ------  ----------  --------  ------
Assets
Interest-earning assets:
  Federal funds sold and securities purchased
    under reverse repurchase agreements           $   27,118  $    417   1.54%  $   25,174  $    287   1.14%
  Securities available for sale:
    Taxable                                        1,879,324    57,680   3.07%   1,518,170    45,566   3.00%
    Nontaxable                                        70,107     5,184   7.39%      67,188     5,280   7.86%
  Securities held to maturity:
    Taxable                                           70,585     4,099   5.81%     236,994    19,766   8.34%
    Nontaxable                                        87,944     6,804   7.74%      90,755     7,082   7.80%
  Loans, net of unearned income                    5,280,640   298,518   5.65%   4,822,350   289,672   6.01%
                                                  ----------  --------          ----------  --------
    Total interest-earning assets                  7,415,718   372,702   5.03%   6,760,631   367,653   5.43%
Cash and due from banks                              331,980                       296,724
Other assets                                         485,983                       426,157
Allowance for loan losses                            (74,191)                      (74,890)
                                                  ----------                    ----------
    Total Assets                                  $8,159,490                    $7,408,622
                                                  ==========                    ==========
Liabilities and Shareholders' Equity
Interest-bearing liabilities:
  Interest-bearing demand deposits                $1,312,071    13,696   1.04%  $1,134,243    11,938   1.05%
  Savings deposits                                   967,674     3,039   0.31%     832,490     3,429   0.41%
  Time deposits                                    1,771,979    38,388   2.17%   1,676,700    43,960   2.62%
  Federal funds purchased and securities
    sold under repurchase agreements                 887,596    10,881   1.23%     947,050    10,255   1.08%
  Short-term borrowings                              788,737    12,746   1.62%     391,366     6,041   1.54%
  Long-term FHLB advances                            365,659     9,988   2.73%     472,819    13,935   2.95%
                                                  ----------  --------          ----------  --------
    Total interest-bearing liabilities             6,093,716    88,738   1.46%   5,454,668    89,558   1.64%
Noninterest-bearing demand deposits                1,273,889  --------           1,216,523  --------
Other liabilities                                     65,985                        62,288
Shareholders' equity                                 725,900                       675,143
                                                  ----------                    ----------
    Total Liabilities and Shareholders' Equity    $8,159,490                    $7,408,622
                                                  ==========                    ==========
    Net Interest Margin                                        283,964   3.83%               278,095   4.11%

Less tax equivalent adjustments:
    Investments                                                  4,196                         4,327
    Loans                                                        4,151                         3,938
                                                              --------                      --------
    Net Interest Margin per Annual Report                     $275,617                      $269,830
                                                              ========                      ========

                                                    Years Ended December 31,
                                                  ----------------------------
                                                              2002
                                                  ----------------------------
                                                   Average              Yield/
                                                   Balance    Interest   Rate
                                                  ----------  --------  ------
Assets
Interest-earning assets:
  Federal funds sold and securities purchased
    under reverse repurchase agreements           $   26,275  $    424   1.61%
  Securities available for sale:
    Taxable                                          885,070    50,426   5.70%
    Nontaxable                                        81,883     6,522   7.97%
  Securities held to maturity:
    Taxable                                          588,193    39,136   6.65%
    Nontaxable                                        89,698     7,120   7.94%
  Loans, net of unearned income                    4,544,611   311,376   6.85%
                                                  ----------  --------
    Total interest-earning assets                  6,215,730   415,004   6.68%
Cash and due from banks                              280,543
Other assets                                         421,037
Allowance for loan losses                            (75,518)
                                                  ----------
    Total Assets                                  $6,841,792
                                                  ==========
Liabilities and Shareholders' Equity
Interest-bearing liabilities:
  Interest-bearing demand deposits                $  957,410    11,991   1.25%
  Savings deposits                                   735,885     4,840   0.66%
  Time deposits                                    1,819,130    62,228   3.42%
  Federal funds purchased and securities
    sold under repurchase agreements                 788,618    12,652   1.60%
  Short-term borrowings                              384,481     8,206   2.13%
  Long-term FHLB advances                            327,054    13,849   4.23%
                                                  ----------  --------
    Total interest-bearing liabilities             5,012,578   113,766   2.27%
Noninterest-bearing demand deposits                1,086,487  --------
Other liabilities                                     66,996
Shareholders' equity                                 675,731
                                                  ----------
    Total Liabilities and Shareholders' Equity    $6,841,792
                                                  ==========
    Net Interest Margin                                        301,238   4.85%

Less tax equivalent adjustments:
    Investments                                                  4,775
    Loans                                                        4,277
                                                              --------
    Net Interest Margin per Annual Report                     $292,186
                                                              ========

Average interest-earning assets for 2004 were $7.416 billion, compared with $6.761 billion for 2003, an increase of $655.1 million, or 9.7%. Without the Emerald Coast and Allied Houston branch purchases, the increase in average interest-earning assets for 2004 is $339.2 million, or 5.0%. Growth for 2004 is primarily seen in average loans, which increased 9.5% (3.0% without Emerald Coast and Allied Houston) when compared with 2003, and average securities, which increased 10.2% when 2004 is compared with 2003. However, the continued low interest rate environment negatively impacted yields as the yield on average earning assets dropped from 5.43% during 2003 to 5.03% for 2004, a decrease of 40 basis points. The combination of these factors resulted in an increase in interest income-FTE during 2004 of $5.0 million, or 1.4%, when compared with 2003.

Average interest-bearing liabilities for 2004 totaled $6.094 billion, compared with $5.455 billion for 2003, an increase of $639.0 million, or 11.7%. Without the Emerald Coast and Allied Houston branch purchases, the increase in average interest-bearing liabilities for 2004 is $365.4 million, or 6.7%. Average interest-bearing deposits and short-term borrowings increased during 2004, which offset decreases in federal funds purchased, repurchase agreements and long-term FHLB advances. Although interest-bearing liabilities increased during 2004, the rate paid on deposits remained low throughout the year as deposit balances shifted more towards lower cost transactional accounts. This benefit was offset somewhat by an increase in short-term borrowings, primarily FHLB advances. The average rates on interest-bearing liabilities for 2004 and 2003 were 1.46% and 1.64%, respectively, representing a decrease of 18 basis points during 2004. As a result of these factors, total interest expense for 2004 decreased $820 thousand, or 0.9%, when compared with 2003.

Net interest income-FTE for 2003, decreased $23.1 million, or 7.7%, when compared with 2002. Excluding the Emerald Coast branch purchase, this decrease was $26.8 million, or 8.9%. The continuing decline in interest rates experienced during 2003 and 2002 impacted both assets and liabilities; however, since Trustmark's cost of funds are driven primarily by its core deposit base, rates on interest-bearing liabilities have not seen the same magnitude of decline as earning asset yields. Additional items impacting this decline in NIM during 2003 include increased premium amortization on mortgage related securities. Interest rates on mortgages fell to historical lows in 2003, prompting a significant refinance boom across the country. As excess principal pay downs occurred, net premium amortization on mortgage related securities accelerated. Premium amortization during 2003 on mortgage related securities increased by $18.1 million, or 254.2%, when compared with 2002. The combination of these factors resulted in declines in the NIM during 2003 of 74 basis points when compared with 2002.

Average interest-earning assets for 2003 were $6.761 billion, compared with $6.216 billion for 2002, an increase of $544.9 million, or 8.8%. Without the Emerald Coast branch purchase, the increase in average interest-earning assets for 2003 was $474.7 million, or 7.6%. Growth for 2003 was primarily seen in average loans, which increased 6.1% (4.6% without Emerald Coast) when compared with 2002, and average securities, which increased 16.3% when 2003 is compared with 2002. However, the declining interest rate environment has negatively impacted yields as the yield on average earning assets dropped from 6.68% during 2002 to 5.43% for 2003, a decrease of 125 basis points. As a result, interest income-FTE decreased by $47.4 million, or 11.4%, during 2003 when compared with 2002.

Average interest-bearing liabilities for 2003 totaled $5.455 billion, compared with $5.013 billion for 2002, an increase of $442.1 million, or 8.8%. Without the Emerald Coast branch purchase, the increase in average interest-bearing liabilities for 2003 was $381.2 million, or 7.6%. Average interest-bearing deposits increased, as well as federal funds purchased, repurchase agreements and borrowings. Although interest-bearing liabilities increased during 2003, interest expense continued to decrease due to the declining interest rate environment. The average rates on interest-bearing liabilities for 2003 and 2002 were 1.64% and 2.27%, respectively, representing a decrease of 63 basis points during 2003. As a result of these factors, total interest expense for 2003 decreased $24.2 million, or 21.3%, when compared with 2002.

Provision for Loan Losses
The provision for loan losses is determined by Management as the amount to adjust the allowance for loan losses to a level, which, in Management's best estimate, is necessary to absorb probable losses within the existing loan portfolio. The provision for loan losses totaled a benefit of $3.1 million in 2004 and an expense of $9.8 million in 2003 and $14.1 million in 2002. During the fourth quarter of 2004, Trustmark recorded a release of $9.4 million to the allowance for loan losses resulting from changes in estimates to specific factors for pooled loans and a specific class of commercial loans, both of which had experienced positive trends in loss experience. See the section captioned "Loans and Allowance for Loan Losses" elsewhere in this discussion for further analysis of the provision for loan losses.

Noninterest Income
Noninterest income (NII) consists of revenues generated from a broad range of banking and financial services. NII totaled $124.0 million in 2004 compared with $136.3 million in 2003 and $117.0 in 2002. NII represented 25.4% of total revenues in 2004 versus 27.5% in 2003 and 22.4% in 2002. The comparative components of noninterest income for the years ended December 31, 2004, 2003 and 2002 are shown in the accompanying table. Noninterest income contributed by the Emerald Coast and Allied Houston branch purchases during 2004 is considered immaterial.

Noninterest Income
($ in thousands)

                                        2004                 2003                2002
                                  ------------------  ------------------  ------------------
                                   Amount   % Change   Amount   % Change   Amount   % Change
                                  --------  --------  --------  --------  --------  --------
Service charges on deposit
  accounts                        $ 56,274      3.5%  $ 54,351      8.6%  $ 50,056      7.0%
Wealth management                   20,319      4.3%    19,479     -6.6%    20,859      3.3%
Retail banking - other              18,467     -0.2%    18,506      5.8%    17,494      1.8%
Insurance commissions               17,807      0.7%    17,679     19.5%    14,800     58.6%
Mortgage banking                     8,571     21.6%     7,049    645.9%       945    -91.3%
Other, net                           7,233      3.1%     7,015       n/m      (725)  -106.6%
Securities (losses) gains           (4,643)      n/m    12,231     -9.9%    13,568    454.2%
                                  --------            --------            --------
  Total Noninterest Income        $124,028     -9.0%  $136,310     16.5%  $116,997     -0.6%
                                  ========            ========            ========

n/m - not meaningful

The single largest component of noninterest income continues to be service charges for deposit products and services, which increased 3.5% in 2004 after an increase of 8.6% in 2003. Increased revenues from service charges for deposit products and services for 2004 can be attributed to the impact of revenue enhancement initiatives implemented during the past year as well as the full year impact of NSF and overdraft fees implemented during the third quarter of 2003. The growth achieved in services charges for deposit products and services during 2003 was linked to the full-year impact of the overdraft courtesy program implemented during the third quarter of 2002 and increases in NSF and overdraft fees implemented in July 2003.

Wealth management income was $20.3 million during 2004, compared with $19.5 million in 2003 and $20.9 million in 2002. Wealth management consists of income related to trust and advisory services, including income generated from Trustmark Securities, Inc. and Trustmark Investment Advisors, Inc. The growth in wealth management income during 2004 is largely attributed to an increase in trust fee income resulting from new account growth, asset appreciation on existing accounts and changes in the fee structure related to certain managed accounts. In addition, the increased presence of wealth management teams in Florida, Houston and Memphis and the creation of the Wealth Management Center in Jackson have begun to positively impact income. This growth was offset by a decrease in income derived from fixed annuity sales as annuity products were a less attractive investment alternative during 2004 due to lower interest rates. The growth in 2004 follows a decrease of $1.4 million in wealth management income during 2003 primarily attributed to reduced asset valuation. Uncertain market conditions contributed to a decline in valuation of assets managed, which directly impacted corporate trust fees and advisory fees. At December 31, 2004, Trustmark held assets under administration of $6.234 billion and remained one of the largest providers of asset management services in Mississippi.

Retail banking - other totaled $18.5 million in 2004, a decrease of $39 thousand, or 0.2%, when compared with 2003. Retail banking - other income consists primarily of ATM fees, fees from the sale of checks, bank card fees and safe deposit box fees. The primary factor in this decrease was bankcard fees, which have been negatively impacted by changes in the pricing of interchange fees. Retail banking - other increased $1.0 million, or 5.8%, during 2003 primarily from bankcard fees, which were positively impacted by changes in the pricing of merchant discount rates and growth in debit card usage by individuals and businesses.

Mortgage banking income was $8.6 million for 2004, compared to $7.1 million for 2003, an increase of $1.5 million or 21.6%. As shown in the accompanying table, net mortgage servicing income has remained constant over the three-year period ended December 31, 2004, resulting from consistent balances in the mortgage servicing portfolio. Loans serviced for others totaled $3.4 billion at December 31, 2004 and 2003 and $3.5 billion at December 31, 2002. As a result, the factors that drive the change in mortgage banking income are primarily those factors that are sensitive to changes in interest rates such as amortization and impairment of mortgage servicing rights as well as gains on sales of loans.

For 2004, the primary factor for the increase in mortgage banking income is a reduction in amortization and impairment of mortgage servicing rights. During 2004, amortization expense for mortgage servicing rights was $11.8 million compared with $14.5 million for 2003. In addition, Trustmark also recognized a $2.8 million recovery of impairment charges during 2004 compared with impairment charges of $3.4 million during 2003. A trend of rising interest rates during 2004 slowed prepayments, which extended the expected life of the mortgage servicing portfolio and resulted in a decrease in amortization while also reducing the impairment of existing mortgage servicing rights. Future changes in amortization and impairment of mortgage servicing rights will continue to be closely tied to fluctuations in long-term mortgage rates. Offsetting improvements in amortization and impairment of mortgage servicing rights were a reduction in gains on sales of mortgage loans, which totaled $4.3 million during 2004 compared to $13.8 million for 2003, a decrease of $9.5 million. The overall total of loan sales from secondary marketing activities declined from $1.481 billion during 2003 to $844.5 million in 2004 as a sporadic rate environment affected both the pricing of loans as well as consumer demand.

For 2003, the primary factors for the increase in mortgage banking income were decreases in impairment of mortgage servicing rights as well as increases in gains on sales of loans. While amortization of mortgage servicing rights increased in 2003 when compared with 2002, impairment was reduced from $10.5 million in 2002 to $3.4 million in 2003. This reduction was primarily a result of increased interest rates in the third quarter of 2003, which slowed prepayments of mortgage loans and had a positive impact on the fair value of Trustmark's mortgage servicing portfolio. Gains on sales of loans increased to $13.8 million, compared with $8.4 million in 2002. This growth is primarily attributed to an increase volume of branch-originated loans and the continued benefit of a falling interest rate environment.

The following table illustrates the components of mortgage banking included in noninterest income in the accompanying income statements:

Mortgage Banking Income
($ in thousands)
                                                   2004     2003     2002
                                                 -------  -------  -------
Mortgage servicing income                        $16,864  $16,826  $17,247
Mortgage guaranty fees                            (4,395)  (4,512)  (4,973)
                                                 -------  -------  -------
  Mortgage servicing, net                         12,469   12,314   12,274
Amortization of mortgage servicing rights        (11,826) (14,515) (11,540)
Recovery (impairment) of mortgage
  servicing rights, net                            2,791   (3,387) (10,480)
Gain on sales of loans                             4,283   13,796    8,421
Other, net                                           854   (1,159)   2,270
                                                 -------  -------  -------
  Mortgage banking                               $ 8,571  $ 7,049  $   945
                                                 =======  =======  =======

Securities losses totaled $4.6 million during 2004 compared with securities gains of $12.2 million during 2003 and $13.6 million during 2002. During the fourth quarter of 2004, Trustmark incurred a loss of $4.7 million on sales of $303.5 million in available for sale (AFS) securities. Securities sold were comprised of mortgage related and U.S. Treasury issues. Proceeds were initially used to pay down interest rate sensitive wholesale funding. Management intends to reinvest in securities as opportunities arise. During 2003, significant price changes in certain AFS portfolio securities enabled Trustmark to sell securities with a total fair value of $290.1 million, which provided the opportunity to restructure a portion of the portfolio to reduce price volatility in an extremely low interest rate cycle. Security gains experienced during 2002 were primarily from sales of $216.5 million in AFS securities. These securities were sold as significant price increases provided the opportunity to restructure a portion of the portfolio to reduce price volatility in an extremely low interest rate cycle. Management considers the investment portfolio an integral tool in the management of interest rate risk.

Noninterest Expense
Trustmark's noninterest expense increased $10.4 million, or 4.8%, in 2004 to $225.3 million, compared with $214.9 million in 2003 and $209.0 million in 2002. Excluding the Emerald Coast and Allied Houston branch purchases, noninterest expense for 2004 would total $216.4 million. Noninterest expense for 2003 includes $6.1 million associated with Trustmark's voluntary early retirement program. If this were eliminated, noninterest expense for 2003 would total $208.8 million. Management continues to consider expense control a major component of improving shareholder value. The comparative components of noninterest expense for 2004, 2003 and 2002 are shown in the accompanying table.

Noninterest Expense
($ in thousands)

                                        2004                 2003                2002
                                  ------------------  ------------------  ------------------
                                   Amount   % Change   Amount   % Change   Amount   % Change
                                  --------  --------  --------  --------  --------  --------
Salaries and employee benefits    $132,799      2.9%  $129,114      6.2%  $121,552      7.2%
Services and fees                   35,240     12.6%    31,283     -3.5%    32,414      7.7%
Net occupancy - premises            15,023     17.2%    12,817      6.0%    12,088      4.4%
Equipment expense                   15,007      0.1%    14,989     -0.6%    15,085     -3.6%
Other expense                       27,240      2.1%    26,684     -4.1%    27,829     -4.8%
                                  --------            --------            --------
  Total Noninterest Expense       $225,309      4.8%  $214,887      2.8%  $208,968      4.5%
                                  ========            ========            ========

Salaries and employee benefits, the largest category of noninterest expense, were $132.8 million in 2004, $129.1 million in 2003 and $121.6 million in 2002. Excluding business combinations, salaries and employee benefits for 2004 would total $127.2 million. Salaries and employee benefits for 2003 include $6.1 million associated with Trustmark's voluntary early retirement program, which was accepted by 116 employees, or 4.75% of the workforce. If this were eliminated, salaries and employee benefits for 2003 would total $123.0 million. Eliminating these adjustments, salaries and employee benefits for 2004 grew $4.2 million, or 3.4%, when compared to the same time period in 2003 primarily from merit salary increases and additional compensation expense related to Trustmark's adoption of SFAS No. 123, "Accounting for Stock-Based Compensation." Trustmark's full-time equivalent employees were 2,598 and 2,356 at December 31, 2004 and 2003, respectively.

Services and fees for 2004 totaled $35.2 million compared to $31.3 million for 2003 and $32.4 million for 2002. The increase in 2004 is attributed to professional and audit-related fees resulting from the implementation of requirements under the Sarbanes-Oxley Act of 2002 as well as growth in consulting and communication expense. Projects related to human resource and revenue enhancements that were completed during 2002 allowed for more controlled growth during 2003.

During 2004, net occupancy-premises expense increased $2.2 million, or 17.2%, following a 6.0% increase during 2003. The increase during 2004 is attributable to occupancy costs associated with facilities acquired in the Emerald Coast and Allied Houston branch purchases. Business combinations accounted for approximately 48.6% of the increase. The increase during 2003 can be traced to additional maintenance on existing premises, higher utility costs and increased taxes due to property reassessment.

Income Taxes
For the year ended December 31, 2004, Trustmark's combined effective tax rate was 34.2%, compared with 34.7% for 2003 and 34.9% for 2002. The slight decrease in Trustmark's effective tax rate for 2004 is due to immaterial changes in permanent items as a percentage of pretax income.

Segment Information

Results of Segment Operations
Trustmark's operations are managed along three operating segments: General Banking Division, Insurance Division and the Wealth Management Division. The Administration segment incorporates Trustmark's treasury function with various nonallocated corporate operation business units. A description of each segment and the methodologies used to measure financial performance is described in Note 19 - Segment Information in the accompanying Notes to the Consolidated Financial Statements included elsewhere in this report. Net income by operating segment is presented below ($ in thousands):

                                          2004      2003      2002
                                        --------  --------  --------
General Banking                         $107,072  $111,385  $ 91,568
Insurance                                  3,180     3,900     2,695
Wealth Management                          4,266     4,335     5,424
Administration                             2,191    (1,090)   21,453
                                        --------  --------  --------
   Consolidated Net Income              $116,709  $118,530  $121,140
                                        ========  ========  ========

General Banking
Net income for 2004 decreased by $4.3 million, or 3.9%, compared with 2003, while 2003 net income increased by $19.8 million, or 21.6%, compared with 2002. The 2004 decrease resulted from a decrease of $12.6 million in net interest income and an increase in noninterest expense of $8.9 million, offset by a reduction in the provision for loan losses of $12.2 million. The 2003 increase resulted from an increase of $10.4 million in net interest income and an increase in noninterest income of $12.3 million.

Net interest income decreased $12.6 million, or 5.1%, in 2004 compared to an increase of $10.4 million, or 4.4%, in 2003. In 2004, net interest income generated from loans and deposits increased by $15.2 million which offset a decrease in internal funding of $27.7 million. Loan growth and lower deposit cost during 2004 drove the increase in net interest income, while a reduction in the internal funding rate paid on transactional deposits decreased internal funding. The 2003 growth in net interest income primarily resulted from an increase in internal funding of $8.5 million, in addition to a modest increase in net interest income on loans and deposits of $1.9 million, which can be attributed to falling interest rates in 2003.

The provision for loan losses equaled a benefit of $2.8 million in 2004, compared to an expense of $9.4 million in 2003 and $13.7 million in 2002. During the fourth quarter of 2004, Trustmark released $9.4 million to the General Banking allowance for loan losses. This resulted from changes in estimates to specific factors for certain classifications of loans that had experienced positive trends in loss experience.

Noninterest expenses totaled $161.1 million in 2004 compared to $152.2 million in 2003 and $155.4 million in 2002. The increase in noninterest expenses of $8.9 million for 2004 was primarily the result of business combinations.

Insurance
Net income decreased by $720 thousand, or 18.5%, in 2004 compared to an increase of $1.2 million, or 44.7%, in 2003. In 2004, the insurance segment experienced a decline in revenues of approximately $1.3 million, excluding revenues from the Fisher-Brown agency acquired on December 1, 2004. This decline in revenues resulted from the migration of a significant line of business caused by competitive pricing concessions. The net income increase in 2003 is a direct result of the June 2002 acquisition of the Chandler-Sampson insurance agency.

Wealth Management
Net income for 2004 and 2003 was $4.3 million compared to $5.4 million in 2002. Wealth Management revenues are primarily fee generated. Total noninterest income from Wealth Management fees has remained stable while noninterest expenses have increased by approximately $1.1 million, or 6.4%, since 2002. This growth in noninterest expenses can be traced to the additional costs related to the increased presence of wealth management teams in Florida, Houston and Memphis and the creation of the Wealth Management Center in Jackson.

Administration
Administration's net income totaled $2.2 million in 2004 compared to a net loss of $1.1 million in 2003 and net income of $21.5 million in 2002. The primary changes in net income are directly related to changes in internal funding. As mentioned in the discussion of General Banking above, Management lowered the internal funding rate paid on transactional deposits at the beginning of 2004. This reduction was based on a downward trend in yields and earnings generated from these deposits in recent years.

LIQUIDITY

Liquidity is the ability to meet asset funding requirements and operational cash outflows in a timely manner, in sufficient amount and without excess cost. Consistent cash flows from operations and adequate capital provide internally generated liquidity. Furthermore, Management maintains funding capacity from a variety of external sources to meet daily funding needs, such as those required to meet deposit withdrawals, loan disbursements and security settlements. Liquidity strategy also includes the use of wholesale funding sources to provide for the seasonal fluctuations of deposit and loan demand and the cyclical fluctuations of the economy that impact the availability of funds. Management keeps excess funding capacity available to meet potential demands associated with adverse circumstances.

The primary source of liquidity on the asset side of the balance sheet are maturities and cash flows from both loans and securities, as well as the ability to sell certain loans and securities. Liquidity on the liability side of the balance sheet is generated primarily through growth in core deposits. In 2004, the growth in average earning assets of $655.1 million was primarily funded by $465.7 million in average deposit growth. During 2004, average wholesale funding increased $230.8 million. Wholesale funding includes fed funds purchased, repurchase agreements, FHLB advances and treasury tax and loan note option account. To provide additional liquidity, Trustmark utilizes economical short-term wholesale funding arrangements for federal funds purchased and securities sold under repurchase agreements in both regional and national markets. At December 31, 2004, Trustmark estimated gross fed funds borrowing capacity at $1.137 billion, which approximated the level at the end of 2003. In addition, Trustmark maintains a borrowing relationship with the FHLB, which provided $650.0 million in short-term advances and $180.9 million in long-term advances at December 31, 2004, compared with $300.0 million in short-term advances and $531.0 million in long-term advances at December 31, 2003. These advances are collateralized by a blanket lien on Trustmark's single-family, multi-family, home equity and commercial mortgage loans. Under the existing borrowing agreement, Trustmark has $768.9 million available in unused FHLB advances.  Another  borrowing  source is the  Federal  Reserve  Discount  Window
(Discount Window). At December 31, 2004, Trustmark had approximately $597.5 million available in borrowing capacity at the Discount Window from pledges of auto loans and securities, compared with $539.9 million available at December 31, 2003. In September 2004, Trustmark entered into a two-year revolving credit arrangement enabling borrowings of up to $50 million, subject to certain financial covenants. In March 2005, Trustmark drew $5 million from this line of credit to fund its common stock repurchase program.

During 2003, Trustmark filed a registration statement on Form S-3 with the Securities and Exchange Commission (SEC) utilizing a "shelf" registration process. Under this shelf process, Trustmark may offer from time to time any combination of securities described in the prospectus in one or more offerings up to a total amount of $200 million. The securities described in the prospectus include common and preferred stock, depositary shares, debt securities, junior subordinated debt securities and trust preferred securities. Net proceeds from the sale of the offered securities may be used to redeem or repurchase outstanding securities, repay outstanding debt, finance acquisitions of companies and other assets and provide working capital.

The Board of Directors currently has the authority to issue up to 20 million preferred shares with no par value. The ability to issue preferred shares in the future will provide Trustmark with additional financial and management flexibility for general corporate and acquisition purposes. At December 31, 2004, no such shares have been issued.

Liquidity position and strategy are reviewed regularly by the Asset/Liability Committee and continuously adjusted in relationship to Trustmark's overall strategy. Management believes that Trustmark has sufficient liquidity and capital resources to meet presently known cash flow requirements arising from ongoing business transactions.

CAPITAL RESOURCES

At December 31, 2004, Trustmark's shareholders' equity was $750.4 million, an increase of $60.8 million, or 8.8%, from its level at December 31, 2003. This increase is primarily related to net income for 2004, which totaled $116.7 million, being offset by dividends of $44.6 million, shares repurchased at a cost of $14.5 million and a net increase in accumulated other comprehensive loss of $485 thousand. Trustmark continues to improve shareholder value by utilizing strategic capital management plans designed to improve earnings per share and return on equity while maintaining sufficient regulatory capital levels. Since implementation of these plans in 1998, Trustmark's return on average equity increased to 16.08% in 2004 from 13.53% in 1998, while basic earnings per share have risen from $1.14 in 1998 to $2.01 in 2004, an increase of 76.3%.

Common Stock Repurchase Program
Trustmark currently has remaining authorization for the repurchase of up to 3.0 million shares of its common stock subject to market conditions and management discretion. Collectively, the capital management plans adopted by Trustmark since 1998 have authorized the repurchase of 21.5 million shares of common stock. Pursuant to these plans, Trustmark has repurchased approximately 18.5 million shares for $399.5 million, including 531 thousand shares during 2004.

Dividends
Another strategy designed to enhance shareholder value has been to maintain a consistent dividend payout ratio, which is dividends per share divided by earnings per share. For 2004, Trustmark increased dividends per share for the 22nd consecutive year. Dividends for 2004 were $0.77 per share, increasing 11.6% when compared with dividends of $0.69 per share in 2003. Dividends per share have increased 24.2% since 2002. Trustmark's dividend payout ratio was 38.3% for 2004, compared with 34.1% for 2003 and 31.5% for 2002. During October 2004, the Board of Directors of Trustmark announced a 5.3% increase in its regular quarterly dividend to $0.20 per share from $0.19 per share. The Board declared the dividend payable on December 15 to shareholders of record as of December 1, 2004. This action raises the indicated annual dividend rate to $0.80 per share from $0.76 per share.

Regulatory Capital
Trustmark and TNB are subject to minimum capital requirements, which are administered by various federal regulatory agencies. These capital requirements, as defined by federal guidelines, involve quantitative and qualitative measures of assets, liabilities and certain off-balance sheet instruments. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the financial statements of both Trustmark and TNB. Trustmark aims not only to exceed the minimum capital standards but also the well-capitalized guidelines for regulatory capital. Management believes, as of December 31, 2004, that Trustmark and TNB have met or exceeded all of the minimum capital standards for the parent company and its primary banking subsidiary as established by regulatory requirements. At December 31, 2004, the most recent notification from the Office of the Comptroller of the Currency
(OCC), TNB's primary federal banking regulator, categorized TNB as well capitalized. To be categorized in this manner, TNB must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios (defined in applicable regulations) as set forth in the accompanying table. There are no significant conditions or events that have occurred since the OCC's notification that Management believes have affected TNB's present classification.

Regulatory Capital Table
($ in thousands)

                                                                 December 31, 2004
                                            ------------------------------------------------------------
                                                                                      Minimum Regulatory
                                                  Actual         Minimum Regulatory    Provision to be
                                            Regulatory Capital    Capital Required     Well Capitalized
                                            ------------------   ------------------   ------------------
                                             Amount     Ratio     Amount      Ratio    Amount     Ratio
                                            --------    ------   --------     -----   --------    ------
Total Capital (to Risk Weighted Assets)
   Trustmark Corporation                    $642,036    11.55%   $444,648     8.00%          -         -
   Trustmark National Bank                   603,266    11.06%    436,438     8.00%   $545,547    10.00%
Tier 1 Capital (to Risk Weighted Assets)
   Trustmark Corporation                    $577,279    10.39%   $222,324     4.00%          -         -
   Trustmark National Bank                   540,941     9.92%    218,219     4.00%   $327,328     6.00%
Tier 1 Capital (to Average Assets)
   Trustmark Corporation                    $577,279     7.22%   $240,026     3.00%          -         -
   Trustmark National Bank                   540,941     6.89%    235,381     3.00%   $392,302     5.00%

EARNING ASSETS

Earning assets serve as the primary revenue streams for Trustmark and are comprised of securities, loans, federal funds sold and securities purchased under resale agreements. At December 31, 2004, earning assets were $7.235 billion, or 89.8% of total assets, compared with $7.183 billion, or 90.8% of total assets at December 31, 2003, an increase of $51.8 million, or 0.7%. Excluding the Allied Houston branch purchase, earning assets totaled $7.127 billion, a decrease of $56.3 million when compared with December 31, 2003.

Securities
Interest-bearing investment securities are held to provide a stable alternative source of interest income and to collateralize public deposits and repurchase agreements. Trustmark's portfolio of investment securities also supports liquidity and profitability strategies and may be used to offset potential market risks in the various segments. The primary objective of the investment portfolio is to make an adequate contribution to net interest income. Management evaluates this contribution in relation to potential adverse market value risk that may impact strategic flexibility, liquidity or future earnings. At December 31, 2004, Trustmark's securities portfolio totaled $1.717 billion compared with $2.112 billion at December 31, 2003, a decrease of $395.4 million, or 18.7%.

The securities portfolio can serve as a powerful tool that Management uses to control exposure to interest rate risk. Interest rate risk can be adjusted by altering both the duration of the portfolio and the balance of the portfolio. Trustmark has maintained a strategy of offsetting potential exposure to higher interest rates by keeping both the duration and the balances of investment securities at relatively low levels. The estimated duration of the portfolio was
2.47 years at December 31, 2004, 2.30 years at December 31, 2003 and 1.94 years at December 31, 2002. Management intends to keep the portfolio near historically low duration levels while the interest rate cycle is in a stage of lower yields.

During the fourth quarter of 2004, Trustmark incurred a loss of $4.7 million on the sales of $303.5 million in AFS securities. Securities sold were comprised of mortgage related and U.S. Treasury issues with an average life and duration of
1.05 years and 1.01 years, respectively. Yields on the securities sold were expected to be less than funding costs anticipated during 2005. Proceeds were initially used to pay down interest rate sensitive wholesale funding. Management intends to reinvest in securities as opportunities arise.

AFS securities are carried at their estimated fair value with unrealized gains or losses recognized, net of taxes, in accumulated other comprehensive loss, a separate component of shareholders' equity. At December 31, 2004, AFS securities totaled $1.580 billion, which represented 92.0% of the securities portfolio, compared to $1.934 billion, or 91.6%, at December 31, 2003. At December 31, 2004, unrealized losses on AFS securities of $2.2 million, net of $841 thousand of deferred income taxes, were included in accumulated other comprehensive loss, compared with losses of $5.6 million, net of $2.1 million in deferred income taxes, at December 31, 2003. At December 31, 2004, AFS securities consisted of U.S. Treasury and Agency securities, obligations of states and political subdivisions, mortgage related securities, corporate securities and other securities, primarily Federal Reserve Bank and FHLB stock.

Held to maturity (HTM) securities are carried at amortized cost and represent those securities that Trustmark both intends and has the ability to hold to maturity. At December 31, 2004, HTM securities totaled $136.8 million and represented 8.0% of the total portfolio, compared with $178.4 million, or 8.4%, at the end of 2003. This decline in HTM securities, as a percentage of the securities portfolio, should continue as Management utilizes the increased flexibility in AFS securities to manage its investment strategy.

Management continues to focus on asset quality as one of the strategic goals of the securities portfolio, which is evidenced by the investment of over 87% of the portfolio in U.S. Treasury, U.S. Government agencies obligations and other AAA rated securities.

Loans and Allowance for Loan Losses
Loans, including loans held for sale, represented 75.1% of earning assets at December 31, 2004, compared with 70.1% at year-end 2003. At December 31, 2004, loans totaled $5.431 billion, a 7.9% increase from its level of $5.033 billion at December 31, 2003. Adjusted loan growth for 2004 was $330.2 million, or 6.6%, if both the Allied Houston branch purchase and the sale of $39.6 million in student loans are excluded. Real estate lending, primarily construction and land development, as well as loans secured by 1-4 family properties, continued to be positively impacted by low interest rates. In addition, commercial and industrial loans have also increased when compared to December 31, 2003, as a result of improvement in economic conditions as evidenced by growth in Corporate Lending as well as loans originating in Trustmark's Emerald Coast branches.

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

Trustmark's lending policies have resulted in consistently sound asset quality. One measure of asset quality in the financial services industry is the level of nonperforming assets. The details of Trustmark's nonperforming assets at December 31, 2004 and 2003, are shown in the accompanying table.

Total nonperforming assets decreased $2.4 million, or 7.9%, during 2004. The allowance coverage of nonperforming loans remains strong at 296.2% at December 31, 2004, compared with 310.5% at December 31, 2003.

Nonperforming Assets
($ in thousands)
                                                       December 31,
                                                    -----------------
                                                      2004      2003
                                                    -------   -------
Nonaccrual and restructured loans                   $21,864   $23,921
Other real estate (ORE)                               5,615     5,929
                                                    -------   -------
  Total nonperforming assets                        $27,479   $29,850
                                                    =======   =======
Accruing loans past due 90 days or more             $ 5,284   $ 2,606
                                                    =======   =======
Nonperforming assets/total loans and ORE              0.51%     0.59%
                                                    =======   =======

The allowance for loan losses is established through provisions for estimated loan losses charged against earnings. The allowance for loan losses is maintained at a level believed adequate by Management, based on estimated probable losses within the existing loan portfolio. Trustmark's allowance for loan loss methodology is based on guidance provided by the SEC Staff Accounting Bulletin No. 102, "Selected Loan Loss Allowance Methodology and Documentation Issues," as well as other regulatory guidance. Accordingly, Trustmark's methodology is based on historical loss experience by type of loan and internal risk rating, homogeneous risk pools and specific allocations, with adjustments considering current economic events and conditions.

The allowance for loan losses consists of three elements: (i) specific valuation allowances established for probable losses on specific loans; (ii) historical valuation allowances calculated based on historical loan experience for similar loans with similar characteristics and trends and (iii) unallocated general valuation allowances determined based on general economic conditions and other qualitative risk factors, both internal and external, to Trustmark.

At December 31, 2004 and 2003, the allowance for loan losses totaled $64.8 million and $74.3 million, respectively. During 2004, Trustmark released $9.4 million of the allowance for loan losses that resulted from changes in estimates to specific factors for certain pooled loans and a specific class of commercial loans, both of which experienced positive trends in loss experience. As a result of this release, the provision for loan losses resulted in a benefit of $3.1 million in 2004 compared to an expense of $9.8 million in 2003 and $14.1 million in 2002.

Loans identified as losses by Management, internal loan review and/or bank examiners are charged-off against the allowance, while consumer loans are charged-off based on regulatory requirements. Net charge-offs for 2004 totaled $6.5 million compared to $10.3 million in 2003 and $14.9 million in 2002. The continued decrease in net charge-offs is a result of realignments of specific underwriting standards and changes to risk management analysis over the past 24 months.

Other Earning Assets
Federal funds sold and securities purchased under reverse repurchase agreements were $86.2 million at December 31, 2004, an increase of $48.5 million when compared with year-end 2003. Trustmark utilizes these products as a short-term investment alternative whenever it has excess liquidity.

Deposits and Other Interest-Bearing Liabilities

Trustmark's deposit base is its primary source of funding and consists of core deposits from the communities served by Trustmark. Deposits include interest-bearing and noninterest-bearing demand accounts, savings, money market, certificates of deposit, individual retirement accounts and brokered CDs. Total deposits were $5.450 billion at December 31, 2004, compared with $5.089 billion at December 31, 2003, an increase of $360.6 million, or 7.1%. Excluding the Allied Houston branch purchase, deposits increased $225.9 million, or 4.4%, when compared with December 31, 2003. Noninterest-bearing deposits have increased $25.3 million during 2004, while interest-bearing deposits have increased $335.3 million during the same time period. During 2003, Trustmark began a brokered CD program to provide additional deposit funding. At December 31, 2004, brokered CDs totaled $223.7 million, an increase of $124.8 million when compared to the end of 2003. Additional growth in interest-bearing deposits may be attributed to uncertain financial market conditions, which have led to more growth in traditional deposit products such as interest-bearing demand deposits. Trustmark will continue to seek deposits by expanding its presence in higher-growth markets and evaluating additional wholesale deposit funding sources.

Trustmark uses short-term borrowings and long-term FHLB advances to fund growth of earning assets in excess of deposit growth. Short-term borrowings consist of federal funds purchased, securities sold under repurchase agreements, short-term FHLB advances and the treasury tax and loan note option account. Short-term borrowings totaled $1.598 billion at December 31, 2004, an increase of $48.2 million, compared with $1.550 billion at year-end 2003. Long-term FHLB advances totaled $180.9 million at December 31, 2004, a decrease of $350.1 million from December 31, 2003. On a consolidated basis, total borrowings have decreased $301.9 million when compared to December 31, 2003, as Trustmark utilized additional funding from traditional deposit products to reduce dependency on wholesale funding.

Legal Environment

Trustmark and its subsidiaries are parties to lawsuits and other claims that arise in the ordinary course of business. Some of the lawsuits assert claims related to the lending, collection, servicing, investment, trust and other business activities, and some of the lawsuits allege substantial claims for damages. The cases are being vigorously contested. In the regular course of business, Management evaluates estimated losses or costs related to litigation, and provision is made for anticipated losses whenever Management believes that such losses are probable and can be reasonably estimated. In recent years, the legal environment in Mississippi has been considered by many to be adverse to business interests, with regards to the overall treatment of tort and contract litigation as well as the award of punitive damages. However, tort reform legislation that became effective during 2003 and 2004 may reduce the likelihood of unexpected, sizable awards. At the present time, Management believes, based on the advice of legal counsel and Management's evaluation, that the final resolution of pending legal proceedings will not have a material impact on Trustmark's consolidated financial position or results of operations; however, Management is unable to estimate a range of potential loss on these matters because of the nature of the legal environment in states where Trustmark conducts business.

BENEFIT PLANS

Pension Plan
As disclosed in Note 13 - Benefit Plans of the accompanying Notes to the Consolidated Financial Statements, Trustmark maintains a noncontributory defined pension plan, which covers substantially all associates with more than one year of service. The plan provides benefits that are based on the length of credited service and final average compensation.

At December 31, 2004, the fair value of plan assets totaled $69.5 million and exceeded the plan accumulated benefit obligation of $66.9 million by $2.6 million. Net periodic pension cost equaled $2.0 million in 2004 compared to $4.2 million in 2003 and $1.7 million in 2002. Pension cost for 2003 reflects an increase of $2.4 million for an early retirement program that was accepted by 116 associates.

The fair value of plan assets is determined utilizing current market quotes while the accumulated benefit obligation and periodic pension cost are determined utilizing actuarial methodology with certain weighted-average assumptions. These assumptions, which have been chosen to individually represent the estimate of a particular event as required by generally accepted accounting principles, have been reviewed and approved by Management based on recommendations from its actuaries.

Effective January 1, 2004, the Board of Directors adopted amendments which decreased retirement benefits under the plan to ensure the plan will continue to provide meaningful benefits for associates, while maintaining a consistent and affordable trend in the plan's cost. These amendments reduced the net periodic pension expense for 2004 by $2.3 million.

Trustmark's pension plan has historically performed well and has remained fully funded, except during 2002, when market conditions significantly reduced asset performance. Subsequent to 2002, Management and the Board of Directors elected to make plan contributions of $11 million in 2004 and $10 million in 2003 to keep the plan in a funded status. In 2005, Trustmark's minimum required contribution is expected to be zero; however, Management and the Board of Directors will monitor the plan throughout 2005 and determine any funding requirements by the plan's measurement date of October 31, 2005.

Supplemental Retirement Plan
Also, disclosed in Note 13 - Benefit Plans of the accompanying Notes to the Consolidated Financial Statements, Trustmark maintains a nonqualified supplemental retirement plan covering directors that elect to defer fees, key executive officers and senior officers. The plan provides for defined death benefits and/or retirement benefits based on a participant's covered salary. Trustmark has acquired life insurance contracts on the participants covered under the plan, which are anticipated to fund future payments under the plan.

At December 31, 2004, the accrued benefit obligation equaled $26.8 million, while the net periodic benefit cost equaled $3.8 million in 2004, $2.4 million in 2003 and $2.0 million in 2002. The net periodic benefit cost and projected benefit obligation are determined using actuarial assumptions as of the plan's measurement date, December 31st. During 2004, a change in the discount rate to 6% resulted in an actuarial loss of $5.1 million, while cumulative changes in benefit levels for prior service gave rise to an unrecognized prior service cost of $2.3 million. The unrecognized actuarial loss and unrecognized prior service cost of $4.2 million and $2.1 million, respectively, will be amortized over future service periods.

Off-Balance Sheet Arrangements

Trustmark makes commitments to extend credit and issues standby and commercial letters of credit in the normal course of business in order to fulfill the financing needs of its customers. These loan commitments and letters of credit are off-balance sheet arrangements.

Commitments to extend credit are agreements to lend money to customers pursuant to certain specified conditions. Commitments generally have fixed expiration dates or other termination clauses. Since many of these commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Trustmark applies the same credit policies and standards as it does in the lending process when making these commitments. The collateral obtained is based upon the assessed creditworthiness of the borrower. At December 31, 2004 and 2003, Trustmark had commitments to extend credit of $1.396 billion and $1.203 billion, respectively.

Standby and commercial letters of credit are conditional commitments issued by Trustmark to insure the performance of a customer to a third party. When issuing letters of credit, Trustmark uses essentially the same policies regarding credit risk and collateral which are followed in the lending process. At December 31, 2004 and 2003, Trustmark's maximum exposure to credit loss in the event of nonperformance by the other party for letters of credit was $104.0 million and $73.6 million, respectively. These amounts consist primarily of commitments with maturities of less than three years. Trustmark holds collateral to support certain letters of credit when deemed necessary.

Contractual Obligations

Trustmark is obligated under certain contractual arrangements. The amount of payments due under those obligations is shown below ($ in thousands):

                               Less than    One to     Three to      After
                               One Year  Three Years  Five Years  Five Years     Total
                              ---------- -----------  ----------  ----------  ----------
FHLB advances                 $  650,000 $   175,089  $    5,805  $        -  $  830,894
Operating lease obligations        2,493       3,312       1,189       2,126       9,120
Time deposits                  1,381,678     403,460      54,834         292   1,840,264
Securities sold under
   repurchase agreements         483,228           -           -           -     483,228
Term federal funds purchased     278,000           -           -           -     278,000
                              ---------- -----------  ----------  ----------  ----------
     Total                    $2,795,399 $   581,861  $   61,828  $    2,418  $3,441,506
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

The primary tool utilized by the Asset/Liability Committee is a third-party modeling system, which is widely accepted in the financial institutions industry. This system provides information used to evaluate exposure to interest rate risk, project earnings and manage balance sheet growth. This modeling system utilizes the following scenarios in order to give Management a method of evaluating Trustmark's interest rate, basis and prepayment risk under different conditions:

o    Rate shocked scenarios of up-and-down 100, 200 and 300 basis points.
o Yield curve twist of +/- two standard deviations of the change in spread of the three-month Treasury bill and the 10-year Treasury note yields.
o Basis risk scenarios where federal funds/LIBOR spread widens and tightens to the high and low spread determined by using two standard deviations.
o Prepayment risk scenarios where projected prepayment speeds in up-and-down 200 basis point rate scenarios are compared to current projected prepayment speeds.

Based on the results of the simulation models using static balances at December 31, 2004, it is estimated that net interest income may decrease 0.20%, in a one-year, shocked, up 200 basis point rate shift scenario, compared to a base case, flat rate scenario for the same time period. This minor change in forecasted net interest income illustrates Management's strategy to mitigate Trustmark's exposure to cyclical increases in rates by maintaining a neutral position in its interest rate risk position. This projection does not contemplate any additional actions Trustmark could undertake in response to changes in interest rates. In the event of a 100 basis point decrease in interest rates (utilized in place of a 200 basis point drop scenario due to the historically low interest rate environment), it is estimated net interest income may decrease by 1.89%. Management cannot provide any assurance about the actual effect of changes in interest rates on net interest income. The estimates provided do not include the effects of possible strategic changes in the balances of various assets and liabilities throughout 2005. Management will continue to prudently manage the balance sheet in an effort to control interest rate risk and maintain profitability over the long term.

A static gap analysis is a tool used mainly for interest rate risk measurement, in which the balance sheet amounts as of a certain date are stratified based on repricing frequency. The assets and liabilities repricing in a certain time frame are then compared to determine the gap between assets and liabilities for that period. If assets are greater than liabilities for the specified time period, then the balance sheet is said to be in an asset gap, or asset sensitive, position. This analysis is a relatively straightforward tool that is helpful in highlighting significant short-term repricing volume mismatches. Management's assumptions related to the prepayment of certain loans and securities, as well as the maturity for rate sensitive assets and liabilities are utilized for sensitivity static gap analysis. Three-month gap analysis projected at December 31, 2004, reflected a liability gap of $134 million compared with a liability gap of $691 million at December 31, 2003. One-year gap analysis projected at December 31, 2004, reflected a liability gap of $323 million compared with a liability gap of $352 million at December 31, 2003. Liability sensitivity in the three-month gap position was reduced by greater demand for adjustable rate loan products combined with lower balances in interest-sensitive wholesale funding products. Management feels that this method for analyzing interest rate sensitivity does not provide a complete picture of Trustmark's exposure to interest rate changes since it illustrates a point-in-time measurement and, therefore, does not incorporate the effects of future balance sheet trends, repricing behavior of certain deposit products or varying interest rate scenarios.

As part of Trustmark's risk management strategy in the mortgage banking area, various derivative instruments such as interest rate lock commitments and forward sales contracts are utilized. Forward contracts are agreements to purchase or sell securities or other money market instruments at a future specified date at a specified price or yield. Trustmark's obligations under forward contracts consist of commitments to deliver mortgage loans, originated and/or purchased, in the secondary market at a future date. As permitted by Statement of Financial Accounting Standards (SFAS) No. 133, during 2003 Trustmark redesignated these derivative instruments as fair value hedges. In accordance with SFAS No. 133, changes in the values of derivatives designated as fair value hedges are recognized in earnings. In this case, Trustmark recognizes changes in the values of the designated derivatives in earnings simultaneously with changes in the values of the designated hedged loans. To the extent changes in the values of the derivatives are 100% effective in offsetting changes in the values of hedged loans, the fair value adjustments on the derivatives and hedged loans would offset one another. Management anticipates that this change will help mitigate the potential for earnings volatility related to the valuation of these hedging instruments in the future. The fair value of these derivatives was negative $293 thousand at December 31, 2004.

Trustmark continued a risk controlling strategy utilizing caps and floors, which may be further implemented over time. As of December 31, 2004, Trustmark was not utilizing interest rate floors but had interest rate cap contracts with notional amounts totaling $300 million, which mature in 2006. The intent of utilizing these financial instruments is to reduce the risk associated with the effects of significant movements in interest rates. Caps and floors, which are not designated as hedging instruments for accounting purposes, are options linked to a notional principal amount and an underlying indexed interest rate. Exposure to loss on these options will increase or decrease as interest rates fluctuate. At December 31, 2004, the fair value of these contracts was $44 thousand.

Another tool used for interest rate risk management is interest rate swaps. Interest rate swaps are derivative contracts under which two parties agree to make interest payments on a notional principal amount. In a generic swap, one party pays a fixed interest rate and receives a floating interest rate while the other party receives a fixed interest rate and pays a floating interest rate. During April 2003, Trustmark initiated four separate interest rate swaps with a total notional principal amount of $100 million. During July 2003, Trustmark added another interest rate swap with a notional principal amount of $25 million. These swaps are designated as fair value hedges. Trustmark initiated these swaps to mitigate the effects of further changes in the fair value of specific noncallable, fixed rate advances from the FHLB by agreeing to pay a floating interest rate tied to LIBOR. Although this strategy exposes Trustmark somewhat to a rising rate environment, Management felt this was more economical in light of the significant prepayment charges associated with these advances. The swap contracts are tied to the maturity of five separate FHLB advances maturing between 2005 and 2006. The fair value of these interest rate swaps at December 31, 2004 was negative $1.1 million.

Recent Pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued a revision of SFAS No. 123 (SFAS No. 123r), "Share-Based Payment." This Statement revises SFAS No. 123, "Accounting for Stock-Based Compensation," and supersedes Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS No. 123r establishes standards for the accounting for transactions in which a company exchanges equity instruments for goods or services. This statement requires public companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. As of the required effective date, public companies using the fair-value-based method for recognition or disclosure under SFAS No. 123, will apply this statement using a modified version of prospective application. Trustmark adopted the provisions of SFAS No. 123 effective January 1, 2003; therefore, Trustmark will recognize compensation cost for the portion of outstanding awards for which the requisite service has not yet been rendered (unvested awards). For public companies, this statement is effective as of the beginning of the first interim or annual reporting period beginning after June 30, 2005. The effects of this statement are not expected to have a material impact on Trustmark's statement of position or results of operations.

In March 2004, the Emerging Issues Task Force (EITF) of the FASB issued EITF 03-1 "The Meaning of Other-than-Temporary and its Application to Certain Investments." EITF 03-1 requires an evaluation of investment securities to determine if impairment is "other-than-temporary." If impairment is deemed to be other-than-temporary based on certain criteria, an impairment loss equal to the difference between the investment's cost and its fair value is recognized. EITF 03-1 also requires additional disclosure related to unrealized losses. Certain requirements of EITF 03-1 are currently delayed pending clarification.

On March 9, 2004, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 105, "Application of Accounting Principles to Loan Commitments." This bulletin summarizes the views of the SEC staff regarding the application of generally accepted accounting principles to loan commitments accounted for as derivative instruments. The adoption of this bulletin did not impact Trustmark's consolidated financial statements.

In December 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants (AICPA) issued Statement of Position
(SOP) No. 03-3, "Accounting for Certain Loans or Debt Securities Acquired in a Transfer." SOP 03-3 addresses accounting for differences between the contractual cash flows of certain loans and debt securities and the cash flows expected to be collected when loans or debt securities are acquired in a transfer and those cash flow differences are attributable, at least in part, to credit quality. As such, SOP 03-3 applies to loans and debt securities acquired individually, in pools or as part of a business combination and does not apply to originated loans. The application of SOP 03-3 limits the interest income, including accretion of purchase price discounts, that may be recognized for certain loans and debt securities. Additionally, SOP 03-3 does not allow the excess of contractual cash flows over cash flows expected to be collected to be recognized as an adjustment of yield, loss accrual or valuation allowance, such as the allowance for possible loan losses. SOP 03-3 requires that increases in expected cash flows subsequent to the initial investment be recognized prospectively through adjustment of the yield on the loan or debt security over its remaining life. Decreases in expected cash flows should be recognized as impairment. In the case of loans acquired in a business combination where the loans show signs of credit deterioration, SOP 03-3 represents a significant change from current purchase accounting practice, whereby the acquiree's allowance for loan losses is typically added to the acquirer's allowance for loan losses. SOP 03-3 is effective for loans and debt securities acquired by Trustmark beginning January 1, 2005. The impact of this statement is not determinable because it is dependent on subsequent business combinations, if any.

Interest Rate Sensitivity Table
($ in thousands)
                                                                                                                Estimated
December 31, 2004                      2005       2006      2007      2008      2009    Thereafter     Total    Fair Value
-----------------                   ----------  --------  --------  --------  --------  ----------  ----------  ----------
Loans, Net
  Fixed Rate                        $1,210,967  $733,752  $532,846  $378,360  $223,081    $324,112  $3,403,118  $3,433,529
   Average Int Rate                      5.71%     5.96%     5.96%     5.57%     5.59%       5.34%       5.74%
  Floating Rate                     $1,062,686  $177,914  $155,270  $127,554  $100,678    $339,300  $1,963,402  $1,963,402
   Average Int Rate                      5.23%     5.42%     5.50%     5.10%     5.01%       4.28%       5.08%
Investment Securities
  Fixed Rate                        $  357,567  $326,890  $457,578  $297,787  $122,696    $154,050  $1,716,568  $1,725,707
   Average Int Rate                      2.97%     3.57%     3.34%     4.06%     4.54%       4.83%       3.65%
  Floating Rate                     $      107  $     84  $     67  $     55  $     46    $    140  $      499  $      499
   Average Int Rate                      4.12%     4.08%     4.06%     4.00%     3.91%       3.95%       4.02%
Other Earning Assets
  Floating Rate                     $   86,191         -         -         -         -           -  $   86,191  $   86,191
   Average Int Rate                      2.20%         -         -         -         -           -       2.20%
Interest-Bearing Deposits
  Fixed Rate                        $1,389,085  $272,999  $121,059  $ 27,154  $ 24,973    $    278  $1,835,548  $1,851,837
   Average Int Rate                      2.03%     2.79%     3.79%     3.35%     3.71%       4.12%       2.32%
 Floating Rate                      $  835,475  $356,935  $356,935  $356,935  $353,516           -  $2,259,796  $2,259,796
   Average Int Rate                      0.79%     0.70%     0.70%     0.70%     0.70%           -       0.73%
Other Interest-Bearing Liabilities
 Fixed Rate                         $  203,440    $   95         -  $  4,189  $  1,610           -  $  209,334  $  211,384
   Average Int Rate                      2.74%     5.32%         -     3.83%     4.20%           -       2.78%
 Floating Rate                      $1,394,424  $175,000         -         -         -           -  $1,569,424  $1,569,424
   Average Int Rate                      2.08%     3.56%         -         -         -           -       2.24%

                                                                                                                Estimated
December 31, 2003                      2004       2005      2006      2007      2008    Thereafter    Total     Fair Value
-----------------                   ----------  --------  --------  --------  --------  ----------  ----------  ----------
Loans, Net
  Fixed Rate                        $1,247,926  $724,102  $523,633  $335,475  $260,850    $312,161  $3,404,147  $3,543,061
   Average Int Rate                      5.89%     6.32%     6.25%     5.81%     5.65%       5.47%       5.97%
  Floating Rate                     $  820,608  $157,792  $119,067  $119,175  $111,859    $225,688  $1,554,189  $1,554,189
   Average Int Rate                      4.21%     4.44%     4.63%     4.42%     4.34%       4.95%       4.40%
Investment Securities
  Fixed Rate                        $  509,354  $485,489  $262,640  $445,690  $212,585    $196,058  $2,111,816  $2,124,512
   Average Int Rate                      0.97%     2.95%     3.67%     3.12%     4.17%       3.81%       2.80%
  Floating Rate                     $      189  $    126  $     90  $     65  $     48    $    109  $      627  $      627
   Average Int Rate                      3.53%     3.55%     3.53%     3.51%     3.50%       3.49%       3.52%
Other Earning Assets
  Floating Rate                     $   37,712         -         -         -         -           -  $   37,712  $   37,712
   Average Int Rate                      0.95%         -         -         -         -           -       0.95%
Interest-Bearing Deposits
  Fixed Rate                        $1,223,415  $326,841  $ 88,388  $ 46,026  $ 23,794    $  1,716  $1,710,180  $1,729,765
   Average Int Rate                      1.85%     2.83%     3.64%     4.61%     3.29%       5.15%       2.24%
  Floating Rate                     $  724,367  $332,177  $332,177  $332,177  $328,937           -  $2,049,835  $2,049,835
   Average Int Rate                      0.63%     0.62%     0.62%     0.62%     0.62%           -       0.62%
Other Interest-Bearing Liabilities
  Fixed Rate                        $  119,114  $100,000  $ 75,179         -  $  4,356    $  1,500  $  300,149  $  310,469
   Average Int Rate                      1.94%     5.49%     5.60%         -     5.33%       6.05%       4.22%
  Floating Rate                     $1,430,553  $350,000         -         -         -           -  $1,780,553  $1,780,553
   Average Int Rate                      0.68%     1.18%         -         -         -           -       0.78%
