Form 10-K, Exhibit 13
period 2005-12-31
TRUSTMARK CORP
filed 2006-03-15
CIK 36146

Exhibit 13

Management Report on Internal Control over Financial Reporting

The management of Trustmark Corporation (Trustmark) is responsible for establishing and maintaining adequate internal control over financial reporting. Trustmark’s internal control over financial reporting was designed under the supervision of the Chief Executive Officer and Treasurer (Principal Financial Officer) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of published financial statements in accordance with U.S. generally accepted accounting principles.

Management assessed the effectiveness of internal control over financial reporting as of December 31, 2005. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework. Based on our assessment, we believe that, as of December 31, 2005, Trustmark’s internal control over financial reporting is effective based on those criteria.

Trustmark’s independent registered public accounting firm, KPMG LLP, has issued an attestation report on management’s assessment of the effectiveness of Trustmark’s internal control over financial reporting as of December 31, 2005. The report, which expresses unqualified opinions on management’s assessment and on the effectiveness of Trustmark’s internal control over financial reporting as of December 31, 2005, is included on page 10 of this report.

/s/ Richard G. Hickson	/s/ Zach L. Wasson
Richard G. Hickson	Zach L. Wasson
Chairman and	Treasurer
Chief Executive Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Trustmark Corporation:

We have audited management’s assessment, included in the accompanying Management Report on Internal Control over Financial Reporting, that Trustmark Corporation and subsidiaries (the Corporation) maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Corporation’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that Trustmark Corporation and subsidiaries maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also, in our opinion, Trustmark Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Trustmark Corporation and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2005, and our report dated March 10, 2006, expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Jackson, Mississippi
March 10, 2006

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Trustmark Corporation:

We have audited the accompanying consolidated balance sheets of Trustmark Corporation and subsidiaries (the Corporation) as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Trustmark Corporation and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2005, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 10, 2006 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.

/s/ KPMG LLP

Jackson, Mississippi
March 10, 2006

Trustmark Corporation and Subsidiaries
Consolidated Balance Sheets
($ in thousands except share data)
	December 31,
	2005	2004
Assets
Cash and due from banks (noninterest-bearing)	$387,930	$343,125
Federal funds sold and securities purchased
under reverse repurchase agreements	130,115	86,191
Securities available for sale (at fair value)	1,041,754	1,580,270
Securities held to maturity (fair value: $295,521 - 2005;
$145,936 - 2004)	294,902	136,797
Loans held for sale	146,936	101,222
Loans	5,893,439	5,330,055
Less allowance for loan losses	76,691	64,757
Net loans	5,816,748	5,265,298
Premises and equipment, net	115,115	115,337
Mortgage servicing rights	58,424	52,463
Goodwill	137,368	137,225
Identifiable intangible assets	28,703	32,004
Other assets	231,755	203,025
Total Assets	$8,389,750	$8,052,957

Liabilities
Deposits:
Noninterest-bearing	$1,556,142	$1,354,749
Interest-bearing	4,726,672	4,095,344
Total deposits	6,282,814	5,450,093
Federal funds purchased	178,789	134,318
Securities sold under repurchase agreements	314,064	483,228
Short-term borrowings	775,402	980,318
Long-term FHLB advances	5,726	180,894
Other liabilities	91,492	73,710
Total Liabilities	7,648,287	7,302,561

Commitments and Contingencies

Shareholders' Equity
Common stock, no par value:
Authorized: 250,000,000 shares
Issued and outstanding: 55,771,459 shares - 2005;
57,858,497 shares - 2004	11,620	12,055
Capital surplus	65,374	121,705
Retained earnings	677,781	620,588
Accumulated other comprehensive loss,
net of tax	(13,312)	(3,952)
Total Shareholders' Equity	741,463	750,396
Total Liabilities and Shareholders' Equity	$8,389,750	$8,052,957

See notes to consolidated financial statements.

Trustmark Corporation and Subsidiaries
Consolidated Statements of Income
($ in thousands except per share data)

	Years Ended December 31,
	2005	2004	2003
Interest Income
Interest and fees on loans	$350,550	$294,312	$285,684
Interest on securities:
Taxable	56,568	61,779	65,332
Tax exempt	7,455	7,792	8,035
Interest on federal funds sold and securities purchased
under reverse repurchase agreements	994	417	287
Other interest income	130	55	50
Total Interest Income	415,697	364,355	359,388

Interest Expense
Interest on deposits	81,960	55,123	59,327
Interest on federal funds purchased and securities
sold under repurchase agreements	19,138	10,881	10,255
Other interest expense	38,158	22,734	19,976
Total Interest Expense	139,256	88,738	89,558
Net Interest Income	276,441	275,617	269,830
Provision for loan losses	19,541	(3,055)	9,771

Net Interest Income After Provision
for Loan Losses	256,900	278,672	260,059

Noninterest Income
Service charges on deposit accounts	51,019	56,274	54,351
Insurance commissions	33,006	17,807	17,679
Wealth management	21,579	20,319	19,479
Retail banking - other	20,835	18,467	18,506
Mortgage banking, net	5,845	8,571	7,049
Other, net	14,467	7,233	7,015
Securities (losses) gains	(3,644)	(4,643)	12,231
Total Noninterest Income	143,107	124,028	136,310

Noninterest Expense
Salaries and employee benefits	149,817	132,799	129,114
Services and fees	34,003	35,240	31,283
Net occupancy - premises	15,280	15,023	12,817
Equipment expense	15,180	15,007	14,989
Other expense	28,996	27,240	26,684
Total Noninterest Expense	243,276	225,309	214,887

Income Before Income Taxes	156,731	177,391	181,482
Income taxes	53,780	60,682	62,952
Net Income	$102,951	$116,709	$118,530

Earnings Per Share
Basic	$1.82	$2.01	$2.01
Diluted	$1.81	$2.00	$2.00

See notes to consolidated financial statements.

Trustmark Corporation and Subsidiaries
Consolidated Statements of Changes in Shareholders' Equity
($ in thousands except per share data)
					Accumulated
	Common Stock				Other
	Shares		Capital	Retained	Comprehensive
	Outstanding	Amount	Surplus	Earnings	(Loss) Income	Total
Balance, January 1, 2003	60,516,668	$12,609	$188,652	$470,317	$7,956	$679,534
Comprehensive income:
Net income per consolidated statements of income	-	-	-	118,530	-	118,530
Net change in fair value of
securities available for sale, net of tax	-	-	-	-	(17,518)	(17,518)
Net change in fair value of cash flow
hedges, net of tax	-	-	-	-	2,966	2,966
Net change in unfunded accumulated benefit
obligation, net of tax	-	-	-	-	3,129	3,129
Comprehensive income	-	-	-	-	-	107,107
Cash dividends paid ($0.69 per share)	-	-	-	(40,326)	-	(40,326)
Common stock issued, long-term incentive plan	105,916	22	2,185	-	-	2,207
Compensation expense, long-term incentive plan	-	-	406	-	-	406
Repurchase and retirement of common stock	(2,375,851)	(495)	(58,860)	-	-	(59,355)
Balance, December 31, 2003	58,246,733	12,136	132,383	548,521	(3,467)	689,573
Comprehensive income:
Net income per consolidated statements of income	-	-	-	116,709	-	116,709
Net change in fair value of
securities available for sale, net of tax	-	-	-	-	2,109	2,109
Net change in unfunded accumulated benefit
obligation, net of tax	-	-	-	-	(2,594)	(2,594)
Comprehensive income	-	-	-	-	-	116,224
Cash dividends paid ($0.77 per share)	-	-	-	(44,642)	-	(44,642)
Common stock issued, long-term incentive plan	142,664	30	2,667	-	-	2,697
Compensation expense, long-term incentive plan	-	-	1,053	-	-	1,053
Repurchase and retirement of common stock	(530,900)	(111)	(14,398)	-	-	(14,509)
Balance, December 31, 2004	57,858,497	12,055	121,705	620,588	(3,952)	750,396
Comprehensive income:
Net income per consolidated statements of income	-	-	-	102,951	-	102,951
Net change in fair value of
securities available for sale, net of tax	-	-	-	-	(8,775)	(8,775)
Net change in unfunded accumulated benefit
obligation, net of tax	-	-	-	-	(585)	(585)
Comprehensive income	-	-	-	-	-	93,591
Cash dividends paid ($0.81 per share)	-	-	-	(45,758)	-	(45,758)
Common stock issued, long-term incentive plan	98,288	20	2,463	-	-	2,483
Compensation expense, long-term incentive plan	-	-	1,646	-	-	1,646
Repurchase and retirement of common stock	(2,185,326)	(455)	(60,440)	-	-	(60,895)
Balance, December 31, 2005	55,771,459	$11,620	$65,374	$677,781	$(13,312)	$741,463

See notes to consolidated financial statements.

Trustmark Corporation and Subsidiaries
Consolidated Statements of Cash Flows
($ in thousands)

	Years Ended December 31,
	2005	2004	2003
Operating Activities
Net income	$102,951	$116,709	$118,530
Adjustments to reconcile net income to net cash provided
by operating activities:
Provision for loan losses	19,541	(3,055)	9,771
Depreciation and amortization/impairment	24,165	23,938	33,056
Net amortization of securities	6,860	20,979	19,570
Securities losses (gains)	3,644	4,643	(12,231)
Gains on sales of loans	(2,530)	(5,544)	(15,938)
Deferred income tax (benefit) provision	(6,126)	12,744	3,238
Proceeds from sale of loans held for sale	929,457	848,772	1,494,278
Purchases and originations of loans held for sale	(973,953)	(833,151)	(1,407,158)
Increase in mortgage servicing rights	(14,383)	(11,791)	(18,782)
Net increase in other assets	(23,763)	(15,247)	(21,203)
Net increase (decrease) in other liabilities	16,986	1,892	(2,225)
Other operating activities, net	1,861	295	(1,124)
Net cash provided by operating activities	84,710	161,184	199,782

Investing Activities
Proceeds from calls and maturities of securities held to maturity	16,211	41,418	452,331
Proceeds from calls and maturities of securities available for sale	287,048	441,465	443,375
Proceeds from sales of securities available for sale	306,486	303,559	267,895
Purchases of securities held to maturity	(178,890)	(103)	(3,978)
Purchases of securities available for sale	(75,479)	(413,090)	(1,496,002)
Net increase in federal funds sold and securities
purchased under reverse repurchase agreements	(43,924)	(48,479)	(13,755)
Net increase in loans	(522,135)	(275,701)	(274,279)
Purchases of premises and equipment	(12,150)	(14,348)	(7,850)
Proceeds from sales of premises and equipment	1,781	524	1,306
Proceeds from sales of other real estate	4,917	6,465	6,010
Net cash paid in business combinations	-	(31,199)	(69,802)
Net cash (used in) provided by investing activities	(216,135)	10,511	(694,749)

Financing Activities
Net increase in deposits	832,721	196,732	193,345
Net decrease in federal funds purchased and securities sold
under repurchase agreements	(124,693)	(310,589)	(26,843)
Net (decrease) increase in short-term borrowings	(427,628)	(91,355)	401,608
Proceeds from long-term FHLB advances	-	100,000	-
Cash dividends	(45,758)	(44,642)	(40,326)
Proceeds from exercise of stock options	2,483	2,697	2,207
Repurchase and retirement of common stock	(60,895)	(14,509)	(59,355)
Net cash provided by (used in) financing activities	176,230	(161,666)	470,636

Increase (decrease) in cash and cash equivalents	44,805	10,029	(24,331)
Cash and cash equivalents at beginning of year	343,125	333,096	357,427

Cash and cash equivalents at end of year	$387,930	$343,125	$333,096

See notes to consolidated financial statements.

Note 1 - Significant Accounting Policies

Business
Trustmark Corporation (Trustmark) is a multi-bank holding company headquartered in Jackson, Mississippi. Through its subsidiaries, Trustmark operates as a financial services organization providing banking and financial solutions to corporate institutions and individual customers through over 145 offices in Florida, Mississippi, Tennessee and Texas.

Basis of Financial Statement Presentation
The consolidated financial statements include the accounts of Trustmark and its wholly-owned subsidiaries, Trustmark National Bank (TNB) and Somerville Bank & Trust Company. All intercompany accounts and transactions have been eliminated in consolidation.

The consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles. Management is required to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of mortgage servicing rights.

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

Securities not classified as held to maturity or trading are classified as available for sale and are carried at fair value with unrealized gains and losses recorded net of income taxes as a component of shareholders’ equity as accumulated other comprehensive (loss) income. Securities available for sale are used as part of the Trustmark’s interest rate risk management strategy, and they may be sold in response to changes in interest rates, changes in prepayment risks and other factors.

Interest and dividends on securities are recognized in interest income on an accrual basis. Premiums and discounts on debt securities are amortized as an adjustment to yield over the contractual term of the security using the interest method. In the case of mortgage related securities, premium and discount are amortized as an adjustment to yield using the retrospective yield method. The specific identification method is used to determine realized gains and losses on sales of securities, which are reported as securities (losses) gains in noninterest income.

Loans Held for Sale
Mortgage loans held for sale in the secondary market that are hedged using fair value hedges are carried at estimated fair value on an aggregate basis. Substantially, all mortgage loans held for sale are hedged. These loans are primarily first-lien mortgage loans originated or purchased by Trustmark. Adjustments to reflect fair value and realized gains and losses upon ultimate sale of the loans are classified as mortgage banking noninterest income. Deferred loan fees and costs are reflected in the basis of loans held for sale and, as such, impact the resulting gain or loss when loans are sold.

Government National Mortgage Association (GNMA) optional repurchase programs allow financial institutions to buy back individual delinquent mortgage loans that meet certain criteria from the securitized loan pool for which the institution provides servicing. At the servicer's option and without GNMA's prior authorization, the servicer may repurchase such a delinquent loan for an amount equal to 100 percent of the remaining principal balance of the loan. Under Statement of Financial Accounting Standards (SFAS) No. 140,“Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities--a replacement of SFAS No. 125,” this buy-back option is considered a conditional option until the delinquency criteria are met, at which time the option becomes unconditional. When Trustmark is deemed to have regained effective control over these loans under the unconditional buy-back option, the loans can no longer be reported as sold and must be brought back onto the balance sheet as loans held for sale, regardless of whether Trustmark intends to exercise the buy-back option. These loans are reported as held for sale in accordance with generally accepted accounting principles with the offsetting liability being reported as short-term borrowings.

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

A loan is classified as nonaccrual, and the accrual of interest on such loan is discontinued, when the contractual payment of principal or interest becomes 90 days past due or if Management has serious doubts about further collectibility of principal or interest, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection and well secured. When a loan is placed on nonaccrual status, unpaid interest is reversed against interest income. Interest received on nonaccrual loans is applied against principal. Loans are restored to accrual status when the obligation is brought current or has performed in accordance with the contractual terms for a reasonable period of time, and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

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

Commercial purpose loans are charged-off when a determination is made that the loan is uncollectible and continuance as a bankable asset is not warranted. Consumer loans secured by residential real estate are generally charged-off when the credit becomes severely delinquent and the balance exceeds the fair value of the property less costs to sell. Other consumer purpose loans, including both secured and unsecured, are generally charged-off in full no later than when the loan becomes 120 days past due. Credit card loans are generally charged-off in full when the loan becomes 180 days past due.

Allowance for Loan Losses
The allowance for loan losses is established through provisions for estimated loan losses charged against net income. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is maintained at a level believed adequate by Management, based on estimated probable losses within the existing loan portfolio. Trustmark’s allowance for possible loan loss methodology is based on guidance provided in SEC Staff Accounting Bulletin No. 102, “Selected Loan Loss Allowance Methodology and Documentation Issues," as well as other regulatory guidance. Accordingly, Trustmark’s methodology is based on historical loss experience by type of loan and internal risk ratings, homogeneous risk pools and specific loss allocations, with adjustments considering current economic events and conditions. This evaluation is inherently subjective, as it requires material estimates, including the amounts and timings of future cash flows expected to be received on impaired loans that may be susceptible to significant changes.

Premises and Equipment
Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is charged to expense over the estimated useful lives of the assets, which are up to thirty-nine years for buildings and three to seven years for furniture and equipment. Leasehold improvements are amortized over the terms of the respective leases, or the estimated useful lives of the improvements, whichever is shorter. In cases where Trustmark has the right to renew the lease for additional periods, the lease term for the purpose of calculating amortization of the capitalized cost of the leasehold improvements is extended when Trustmark is “reasonably assured” that it will renew the lease. Depreciation and amortization expenses are computed using a straight-line basis. Trustmark continually evaluates whether events and circumstances have occurred that indicate that such long-lived assets have been impaired. Measurement of any impairment of such long-lived assets is based on those assets’ fair values. There were no impairment losses on premises and equipment recorded during 2005, 2004 or 2003.

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

Identifiable intangible assets, comprised primarily of core deposit intangibles and insurance customer relationship intangibles, represent the net present value of the future economic benefits related to the use of an acquired deposit and insurance base. These assets are being amortized primarily on a straight-line method up to fifteen years. The results of straight-line amortization are not materially different from an accelerated method. In addition, Trustmark purchased banking charters in order to facilitate its entry into the states of Florida and Texas. These identifiable intangible assets are being amortized on a straight-line method over 20 years. Core deposit intangibles and insurance customer relationship intangibles are evaluated annually or whenever events or changes in circumstances indicate that the carrying amount should be reevaluated.

Other Real Estate Owned
Other real estate owned includes assets that have been acquired in satisfaction of debt through foreclosure. Other real estate owned is reported in other assets and is recorded at the lower of cost or estimated fair value less the estimated cost of disposition. Valuation adjustments required at foreclosure are charged to the allowance for loan losses. Subsequent to foreclosure, losses on the periodic revaluation of the property are charged to net income as other expense. Costs of operating and maintaining the properties are included in other noninterest expenses, while gains (losses) on their disposition are charged to other income as incurred. Improvements made to properties are capitalized if the expenditures are expected to be recovered upon the sale of the property.

Derivative Financial Instruments
Trustmark utilizes various derivative financial instruments as part of its risk management strategy. Trustmark is also required to recognize certain contracts and commitments as derivatives when the characteristics of those contracts and commitments meet the definition of a derivative. Trustmark’s derivative financial instruments consist of mortgage related instruments, interest rate swaps and interest rate floors/caps.

Under the guidelines of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended, all derivative instruments are required to be carried at fair value on the balance sheet. SFAS No. 133 also provides special hedge accounting provisions. Derivative instruments designated in a hedge relationship to mitigate exposure to changes in the fair value of an asset, liability or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges under SFAS No. 133.

Trustmark utilizes fair value hedges which are accounted for by recording the fair value of the derivative instrument and the fair value related to the risk being hedged on the hedged asset or liability on the balance sheet with corresponding offsets recorded in mortgage banking noninterest income. The adjustment to the hedged asset or liability is included in the basis of the hedged item, while the fair value of the derivative is recorded as a freestanding asset or liability.

Derivative gains and losses for those not designated as a hedge are recognized immediately in other noninterest income.

Income Taxes
Trustmark accounts for deferred income taxes using the liability method. Deferred tax assets and liabilities are based on temporary differences between the financial statement carrying amounts and tax basis of Trustmark’s assets and liabilities. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled.

Stock-Based Compensation
Effective January 1, 2003, Trustmark adopted the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148, “Accounting for Stock-Based Compensation--Transition and Disclosure” prospectively for all awards granted, modified or settled after January 1, 2003. Under the provisions of this statement, compensation expense is recognized over the vesting period for stock option awards and is estimated using the Black-Scholes option-pricing model, while compensation expense for restricted performance awards is recognized over the service period based on the fair value of the underlying common stock on the date of grant based on the number of restricted shares expected to vest.

Prior to January 1, 2003, Trustmark accounted for incentive stock option awards under the recognition and measurement provisions of Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees.” Under APB No. 25, because the exercise price of Trustmark’s stock option awards equaled the market price for the underlying stock on the date of grant, no compensation expense was recognized. The following table reflects pro forma net income and earnings per share for the periods presented, had Trustmark elected to adopt the fair value approach for all outstanding stock option awards prior to January 1, 2003 ($ in thousands except per share data):

	2005	2004	2003
Net income, as reported	$102,951	$116,709	$118,530
Add: Total stock-based employee compensation expense included in reported net income, net of related tax effects	1,016	650	251
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(1,631)	(1,736)	(1,670)
Pro forma net income	$102,336	$115,623	$117,111
Earnings per share:
As reported
Basic	$1.82	$2.01	$2.01
Diluted	1.81	2.00	2.00
Pro forma
Basic	$1.81	$1.99	$1.98
Diluted	1.80	1.98	1.98

The following table reflects the fair value of stock option awards at their grant dates and the weighted-average assumptions which were utilized in the Black-Scholes option-pricing model.

	2005	2004	2003
Fair value of options	$6.54	$6.76	$6.45
Risk-free interest rate	4.11%	3.92%	4.01%
Expected volatility	24.95%	27.20%	24.71%
Expected dividend yield	3.03%	2.98%	2.72%
Expected life (in years)	7	7	10

Statements of Cash Flows
For purposes of reporting cash flows, cash and cash equivalents include cash on hand and amounts due from banks. The following table reflects specific transaction amounts for the periods presented ($ in thousands):
	2005	2004	2003
Income taxes paid	$55,210	$50,160	$59,133
Interest expense paid on deposits and borrowings	129,984	86,315	91,082
Non-cash transfers from loans to foreclosed properties	2,938	5,629	5,288
Assets acquired in business combinations	-	161,923	232,816
Liabilities assumed in business combinations	-	172,035	209,182
Transfer of long-term FHLB advances to short-term	175,000	450,000	50,000

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
	Years Ended December 31,
	2005	2004	2003
Basic shares	56,610	57,998	59,009
Dilutive shares (related to stock options)	133	275	235
Diluted shares	56,743	58,273	59,244

Recent Pronouncements
Financial Accounting Standards Board (FASB) Staff Position (the FSP) No. FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments," was issued in November 2005 and addresses the determination of when an investment is considered impaired, whether the impairment is other than temporary, and how to measure an impairment loss. The FSP also addresses accounting considerations subsequent to the recognition of an other-than-temporary impairment on a debt security and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The FSP replaces the impairment guidance in Emerging Issues Task Force (EITF) Issue No. 03-1 with references to existing authoritative literature concerning other-than-temporary determinations. Under the FSP, losses arising from impairments deemed to be other-than-temporary must be recognized in net income equal to the entire difference between the security's cost and its fair value at the financial statement date, without considering partial recoveries subsequent to that date. The FSP also requires that an investor recognize an other-than-temporary impairment loss when a decision to sell a security has been made and the investor does not expect the fair value of the security to fully recover prior to the expected time of sale. The FSP is effective for reporting periods beginning after December 15, 2005. The effects of this statement are not expected to have a material impact on Trustmark’s statement of position or results of operations.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections.” SFAS No. 154 is a replacement of APB No. 20, “Accounting Changes” and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements.” SFAS No. 154 establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. This statement applies to voluntary changes in accounting principles as well as changes required by an accounting pronouncement that provides no specific transition provisions. This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The effects of this statement are not expected to have a material impact on Trustmark’s statement of position or results of operations.

In December 2004, the FASB issued a revision of SFAS No. 123 (SFAS No. 123r), “Share-Based Payment.” This statement revises SFAS No. 123, “Accounting for Stock-Based Compensation,” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS No. 123r establishes standards for the accounting for transactions in which a company exchanges equity instruments for goods or services. This statement requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. As of the required effective date, public companies using the fair-value-based method for recognition or disclosure under SFAS No. 123 will apply this statement using a modified version of prospective application. Trustmark adopted the provisions of SFAS No. 123, effective January 1, 2003; therefore, Trustmark recognized compensation cost for the portion of outstanding awards for which the requisite service has not yet been rendered (unvested awards). For public companies, this statement is effective as of the beginning of the first annual reporting period beginning after June 15, 2005. The effects of this statement will not have a material impact on Trustmark’s statement of position or results of operations.

Note 2 - Hurricane Katrina

On August 29, 2005, Hurricane Katrina struck the Mississippi Gulf Coast and Central and Eastern Mississippi causing significant damages. Immediately following the storm, Trustmark initiated a process to assess the storm’s impact on its customers and on Trustmark’s consolidated financial statements. In accordance with Statement of Financial Accounting Standards (SFAS) No. 5, “Accounting for Contingencies," Trustmark has determined, through reasonable estimates, that specific losses were probable and have been reflected in the consolidated financial statements as of December 31, 2005. The impact of Hurricane Katrina decreased pretax net income by $16.3 million, or $10.1 million after tax. This equates to a decrease in basic earnings per share of $0.18.

Trustmark identified customers impacted by the storm in an effort to estimate the loss of collateral value and customer payment abilities. As a result of customer surveys, collateral inspections and review of risk characteristics, Trustmark has increased its allowance for loan losses through provision for loan losses by $9.8 million on a pretax basis. Specifically, $3.5 million and $1.5 million have been allocated for losses due to collateral impairment on 1-4 family residential mortgages and consumer loans, respectively. General reserves of $4.8 million for consumer and commercial loans have been allocated for losses due to economic disruption caused by the storm.

Trustmark’s mortgage division’s annual pre-tax income was additionally impacted by $3.3 million resulting from adjusted fair values on loans held for sale, increased prepayment speeds on mortgage servicing rights and waived ancillary fees in the impacted areas. In addition, Trustmark experienced lost revenues of $2.7 million for the year resulting from customer assistance in retail account fees and incurred additional expenses of $539 thousand for the year.

Management’s estimates, assumptions and judgments are based on information available as of the date of the consolidated financial statements. As additional information on the impact of Hurricane Katrina is gathered, actual results could differ from the estimates discussed above.

Note 3 - Business Combinations

On December 1, 2004, Trustmark acquired Fisher-Brown, Incorporated, located in Pensacola, Florida. This business combination was accounted for under the purchase method of accounting. Excess cost over tangible net assets acquired totaled $36.2 million, of which $9.3 million and $26.9 million have been allocated to identifiable intangibles and goodwill, respectively.

On March 12, 2004, Trustmark acquired five branches of Allied Houston Bank in a business combination accounted for by the purchase method of accounting. In connection with the transaction, Trustmark acquired approximately $148.1 million in assets and assumed $161.7 million in deposits and other liabilities for a $10 million deposit premium. Assets consisted of $145.9 million of selected loans, $585 thousand in premises and equipment and $1.6 million in other assets. The assets and liabilities have been recorded at fair value based on market conditions and risk characteristics at the acquisition date. Loans were recorded at a $6.4 million discount, consisting of a discount for general credit risk of $7.3 million offset by a market valuation premium of $862 thousand. Included in the credit risk discount of $7.3 million was a specific amount for nonaccrual loans of $1.7 million. Subsequent to the purchase date, the unpaid principal for these nonaccrual loans was written down to net realizable value against the recorded discount. Excess cost over tangible net assets acquired totaled $15.7 million, of which $426 thousand and $15.3 million have been allocated to identifiable intangibles (core deposits) and goodwill, respectively. The purchase price allocation was finalized during the first quarter of 2005 after completion of an evaluation of the adequacy of the discount for general credit risk mentioned above. The resulting adjustment was immaterial.

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

Trustmark’s financial statements include the results of operations for the above purchase business combinations from the respective merger dates. The pro forma impact of these acquisitions on Trustmark’s results of operations is immaterial.

Note 4 - Cash and Due from Banks

Trustmark is required to maintain average reserve balances with the Federal Reserve Bank based on a percentage of deposits. The average amounts of those reserves for the years ended December 31, 2005 and 2004, were $21.1 million and $37.2 million, respectively.

Note 5 - Securities Available for Sale and Held to Maturity

A summary of the amortized cost and estimated fair value of securities available for sale and held to maturity at December 31, 2005 and 2004, follows ($ in thousands):

	Securities Available for Sale				Securities Held to Maturity
		Gross	Gross	Estimated		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair	Amortized	Unrealized	Unrealized	Fair
2005	Cost	Gains	(Losses)	Value	Cost	Gains	(Losses)	Value
U.S. Treasury and other U.S.
Government agencies	$8,942	$2	$-	$8,944	$-	$-	$-	$-
Obligations of states and political
subdivisions	61,973	1,239	(266)	62,946	131,403	5,055	(580)	135,878
Mortgage-backed securities	812,049	544	(16,205)	796,388	163,386	13	(3,874)	159,525
Corporate debt securities	120,603	23	(3,174)	117,452	-	-	-	-
Other securities	54,597	1,427	-	56,024	113	5	-	118
Total	$1,058,164	$3,235	$(19,645)	$1,041,754	$294,902	$5,073	$(4,454)	$295,521

2004
U.S. Treasury and other U.S.
Government agencies	$251,361	$512	$(2,714)	$249,159	$-	$-	$-	$-
Obligations of states and political
subdivisions	68,154	3,051	(21)	71,184	130,403	9,070	(2)	139,471
Mortgage-backed securities	1,056,748	4,152	(8,221)	1,052,679	6,288	75	(3)	6,360
Corporate debt securities	129,373	418	(1,109)	128,682	-	-	-	-
Other securities	76,833	1,733	-	78,566	106	-	(1)	105
Total	$1,582,469	$9,866	$(12,065)	$1,580,270	$136,797	$9,145	$(6)	$145,936

Temporarily Impaired Securities
The primary components that determine a security's fair value are its coupon rate, maturity and credit characteristics. When the fair value of a security falls below amortized cost, it becomes temporarily impaired with an unrealized loss. The table below includes securities with unrealized losses at December 31, 2005, and December 31, 2004, respectively, segregated by length of impairment ($ in thousands):

	Less than 12 Months		12 Months or More		Total
	Estimated	Unrealized	Estimated	Unrealized	Estimated	Unrealized
	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses
2005
U.S. Treasury and other U.S.
Government agencies	$-	$-	$-	$-	$-	$-
Obligations of states and political
subdivisions	30,912	780	2,164	66	33,076	846
Mortgage-backed securities	345,361	6,247	593,426	13,832	938,787	20,079
Corporate debt securities	38,941	1,017	75,265	2,157	114,206	3,174
Other securities	-	-	-	-	-	-
Total	$415,214	$8,044	$670,855	$16,055	$1,086,069	$24,099
2004
U.S. Treasury and other U.S.
Government agencies	$124,063	$660	$75,195	$2,054	$199,258	$2,714
Obligations of states and political
subdivisions	2,881	23	-	-	2,881	23
Mortgage-backed securities	504,312	5,399	302,728	2,825	807,040	8,224
Corporate debt securities	69,465	840	14,680	270	84,145	1,110
Other securities	-	-	-	-	-	-
Total	$700,721	$6,922	$392,603	$5,149	$1,093,324	$12,071

In estimating other-than-temporary impairment losses, Management considers, among other things, the length of time and the extent to which the fair value has been less than costs, the financial condition and near-term prospects of the issuer and the intent and ability of Trustmark to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value. The unrealized losses shown above are primarily due to increases in market interest rates over the yields available at the time of purchase of the underlying securities. The fair value is expected to recover as the bonds approach their maturity dates or if market yields for such investments decline. Management does not believe any of the securities are impaired due to reasons of credit quality. In addition, Management has the ability to hold the securities for a period of time sufficient for a recovery of costs. Accordingly, as of December 31, 2005, Management believes the impairment detailed in the table above is temporary, and, consequently, no impairment loss has been realized.

Security Gains and Losses
Gross gains as a result of calls and dispositions of securities available for sale were $781 thousand in 2005, $26 thousand in 2004 and $12.2 million in 2003. During 2005, gross losses on calls and dispositions of these securities were $4.4 million, while there were $4.7 million in 2004 and $61 thousand realized in 2003. During 2005, 2004 and 2003, there were no sales of securities held to maturity. Gross gains of $2 thousand were realized in both 2005 and 2004, while $75 thousand in gains were realized on calls of these securities during 2003.

Securities Transferred from Held to Maturity to Available for Sale
During the third quarter of 2005, Trustmark moved $4.5 million in book value of held to maturity securities to available for sale as allowed by paragraph eight of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," resulting in unrealized gains at December 31, 2005, of $22 thousand. These securities were general obligation municipal bonds issued by seven different entities along the Mississippi Gulf Coast that incurred serious damage by Hurricane Katrina. These entities are facing severe fiscal and economic strain, which has resulted in a material deterioration in their financial stability, at least in the short-term. Transferring these securities to available for sale has provided a more transparent impact of the current value of the bonds in Trustmark's consolidated financial statements, which has given Management more flexibility in managing the exposure to these entities as additional information emerges on their creditworthiness.

Securities Pledged
Securities with a carrying value of $1.1 billion and $1.4 billion at December 31, 2005 and 2004, respectively, were pledged to collateralize public deposits and securities sold under agreements to repurchase and for other purposes as required or permitted by law.

Contractual Maturities
The amortized cost and estimated fair value of securities available for sale and held to maturity at December 31, 2005, by contractual maturity, are shown below ($ in thousands). Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Securities		Securities
	Available for Sale		Held to Maturity
		Estimated		Estimated
	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value
Due in one year or less	$36,485	$36,273	$8,883	$8,963
Due after one year through five years	162,548	160,603	43,435	44,787
Due after five years through ten years	19,229	19,154	56,058	58,726
Due after ten years	27,853	29,336	23,140	23,520
	246,115	245,366	131,516	135,996
Mortgage-backed securities	812,049	796,388	163,386	159,525
Total	$1,058,164	$1,041,754	$294,902	$295,521

Note 6 - Loans

At December 31, 2005 and 2004, loans consisted of the following ($ in thousands):
	2005	2004
Real estate loans:
Construction and land development	$534,009	$491,861
Secured by 1-4 family residential properties	2,082,361	1,852,196
Secured by nonfarm, nonresidential properties	1,061,669	893,836
Other	166,685	156,140
Loans to finance agricultural production	40,162	29,885
Commercial and industrial	861,167	865,436
Consumer	886,072	812,133
Obligations of states and political subdivisions	210,310	178,222
Other loans	51,004	50,346
Loans	5,893,439	5,330,055
Less allowance for loan losses	76,691	64,757
Net loans	$5,816,748	$5,265,298

Trustmark does not have any loan concentrations other than those reflected in the preceding table which exceed 10% of total loans. At December 31, 2005, Trustmark's geographic loan distribution was concentrated primarily in its Florida, Mississippi, Tennessee and Texas markets.

Changes in the allowance for loan losses were as follows ($ in thousands):
	2005	2004	2003

Balance at January 1	$64,757	$74,276	$74,771
Provision charged to expense	19,541	(3,055)	9,771
Loans charged off	(16,822)	(15,402)	(19,208)
Recoveries	9,215	8,938	8,942
Net charge-offs	(7,607)	(6,464)	(10,266)
Balance at December 31	$76,691	$64,757	$74,276

At December 31, 2005 and 2004, the carrying amounts of nonaccrual loans were $28.9 million and $21.9 million, respectively. Included in these nonaccrual loans at December 31, 2005 and 2004, are loans that are considered to be impaired, which totaled $21.8 million and $16.9 million, respectively. At December 31, 2005, the total allowance for loan losses related to impaired loans was $5.9 million compared with $5.4 million at December 31, 2004. The average carrying amounts of impaired loans during 2005, 2004 and 2003 were $23.6 million, $19.1 million and $21.3 million, respectively. No material amounts of interest income were recognized on impaired loans or nonaccrual loans for each of the years in the three-year period ended December 31, 2005.

Trustmark makes loans in the normal course of business to certain executive officers and directors, including their immediate families and companies in which they are principal owners. Such loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectability at the time of the transaction. At December 31, 2005 and 2004, total loans to these borrowers were $81.6 million and $63.5 million, respectively. During 2005, $778.8 million of new loan advances were made, while repayments were $760.8 million.

Note 7 - Premises and Equipment

At December 31, 2005 and 2004, premises and equipment are summarized as follows ($ in thousands):

	2005	2004
Land	$28,600	$26,019
Buildings and leasehold improvements	120,270	118,758
Furniture and equipment	117,043	111,905
Total cost of premises and equipment	265,913	256,682
Less accumulated depreciation and amortization	150,798	141,345
Premises and equipment, net	$115,115	$115,337

Note 8 - Mortgage Banking

Mortgage Servicing Rights
The changes in the carrying amount of mortgage servicing rights for the years ended December 31, 2005, 2004 and 2003, are as follows ($ in thousands):

	Gross Carrying	Valuation	Net Carrying
	Amount	Allowance	Amount

Balance as of January 1, 2003	$61,307	$(12,480)	$48,827
Additions	18,782	-	18,782
Amortization	(14,515)	-	(14,515)
Impairment	-	(3,387)	(3,387)
Balance as of December 31, 2003	65,574	(15,867)	49,707
Additions	11,791	-	11,791
Other-than-temporary
impairment	(7,032)	7,032	-
Amortization	(11,826)	-	(11,826)
Impairment recovery	-	2,791	2,791
Balance as of December 31, 2004	58,507	(6,044)	52,463
Additions	14,383	-	14,383
Amortization	(10,465)	-	(10,465)
Impairment recovery	-	2,043	2,043
Balance as of December 31, 2005	$62,425	$(4,001)	$58,424

 Estimated amortization of mortgage servicing rights for the years ended 2006, 2007, 2008, 2009 and 2010 is $8.9 million, $7.6 million, $6.7 million, $5.8 million and $5.0 million, respectively. The assumptions underlying these estimates are subject to modification based on changes in market conditions and portfolio behavior (such as prepayment speeds). Variable prepayment speeds were used in this projection and are based on coupon stratification, age and type of loans in this portfolio under the current interest rate environment. As a result, these estimates are subject to change in a manner and amount that is not presently determinable by Management.

Impairment for mortgage servicing rights occurs when the estimated fair value falls below the underlying carrying value. Fair value is determined utilizing specific risk characteristics of the mortgage loan, current interest rates and current prepayment speeds. As a direct result of Hurricane Katrina, the recovery of mortgage servicing rights was reduced by $1.8 million during 2005 for estimated prepayments on mortgages serviced in the affected areas. During 2004, Trustmark reclassified $7.1 million of mortgage servicing right impairment from temporary to other-than-temporary which reduced the valuation allowance for impairment and the gross mortgage servicing rights balance with no effect to the net mortgage servicing rights assets. Impairment is considered to be other-than-temporary when Trustmark determines that the carrying value is expected to exceed the fair value for an extended period of time.

In the determination of the value of mortgage servicing rights at the date of securitization, certain key economic assumptions are made. During 2005, mortgage servicing rights were added based on discount rates ranging from 9.6% to 16.6%, prepayment rates ranging from 7% to 34% CPR and weighted-average lives ranging from one to nine years.

At December 31, 2005, the fair value of mortgage servicing rights was $59.8 million, with a weighted-average life of approximately seven years. Based on this information, the following table illustrates the sensitivity of the fair value of mortgage servicing rights to immediate 10% and 20% adverse changes in the following key assumptions ($ in thousands):

		Impact on Fair Value
		(Adverse Change)
Assumptions	Range	10%	20%
Discount Rate	9% - 16%	$ (2,625)	$ (4,874)
Prepayment Rate	9% - 20% CPR	(2,250)	(4,124)

These sensitivities are hypothetical and should not be considered to predict annual future performance. As changes in assumptions and changes in fair value may not be linear, it is not possible to extrapolate the impact of other scenarios from these projections. Also, changes in one assumption may result in changes in other assumptions, which might magnify or counteract the sensitivities.

Mortgage Loans Sold
During 2005, Trustmark sold $928.2 million of residential mortgage loans in securitization transactions compared with $844.5 million in 2004. Pretax gains on these sales were recorded in mortgage banking noninterest income and totaled $2.0 million in 2005, $4.3 million in 2004 and $13.6 million in 2003. Trustmark receives annual servicing fee income approximating 0.35% of the outstanding balance of the underlying loans. The investors and the securitization trusts have no recourse to the assets of Trustmark for failure of debtors to pay when due.

Note 9 - Goodwill and Identifiable Intangible Assets

Goodwill
The changes in the carrying amount of goodwill by segment for the years ended December 31, 2005, 2004 and 2003, are as follows ($ in thousands):

	General
	Banking	Insurance	Total
Balance as of January 1, 2003	$30,497	$17,531	$48,028
Additions from business combinations	47,849	-	47,849
Balance as of December 31, 2003	78,346	17,531	95,877
Additions from business combinations	15,294	26,954	42,248
Purchase accounting adjustments	(900)	-	(900)
Balance as of December 31, 2004	92,740	44,485	137,225
Purchase accounting adjustments	187	(44)	143
Balance as of December 31, 2005	$92,927	$44,441	$137,368

During 2004, Trustmark realigned its management reporting structure, and, as a result, goodwill reportable by Trustmark is included in its general banking and insurance segments. Trustmark's general banking segment delivers a full range of banking services to consumer, corporate, small and middle-market businesses through its extensive branch network. The insurance segment includes TNB's wholly-owned retail insurance subsidiaries that offer a diverse mix of insurance products and services. Trustmark performed an impairment test of goodwill during 2005, 2004 and 2003, which indicated that no impairment charge was required.

Identifiable Intangible Assets
At December 31, 2005 and 2004, identifiable intangible assets consisted of the following ($ in thousands):
	2005
	Gross Carrying	Accumulated	Net Carrying
	Amount	Amortization	Amount

Core deposit intangibles	$40,651	$25,153	$15,498
Insurance intangibles	12,675	2,627	10,048
Banking charters	1,325	148	1,177
Total amortizable	54,651	27,928	26,723
Supplemental retirement
plan intangible	1,980	-	1,980
Total	$56,631	$27,928	$28,703

	2004
	Gross Carrying	Accumulated	Net Carrying
	Amount	Amortization	Amount

Core deposit intangibles	$40,651	$23,405	$17,246
Insurance intangibles	12,675	1,291	11,384
Banking charters	1,325	82	1,243
Total amortizable	54,651	24,778	29,873
Supplemental retirement
plan intangible	2,131	-	2,131
Total	$56,782	$24,778	$32,004

At December 31, 2005, Trustmark's identifiable intangible assets consisted of core deposit intangibles with a carrying amount of $15.5 million and a weighted-average amortization period of 14.4 years, insurance intangibles of $10.0 million with a weighted-average amortization period of 14.9 years and bank charters of $1.2 million with a weighted-average maturity of 20 years. During 2005, Trustmark reviewed the supplemental retirement plan intangible and made an adjustment of $151 thousand, bringing the balance at December 31, 2005, to $2.0 million, based on the value of the plan's assets compared with the accumulated benefit obligation.

In 2005, 2004 and 2003, Trustmark recorded $3.1 million, $2.3 million and $3.0 million, respectively, of amortization of identifiable intangible assets. Trustmark estimates that amortization expense for identifiable intangible assets will be $3.0 million in 2006, $2.9 million in 2007, $2.8 million in both 2008 and 2009 and $2.7 million in 2010.

Note 10 - Deposits

At December 31, 2005 and 2004, deposits consisted of the following ($ in thousands):

	2005	2004
Noninterest-bearing demand	$1,556,142	$1,354,749
Interest-bearing demand	846,754	1,362,437
Savings	1,608,334	892,643
Time	2,271,584	1,840,264
Total deposits	$6,282,814	$5,450,093

The aggregate amount of time deposits of $100,000 or more at December 31, 2005, was $826.8 million.

The maturities of interest-bearing deposits at December 31, 2005, are as follows ($ in thousands):

2006		$1,875,296
2007		288,238
2008		64,823
2009		27,200
2010 and thereafter		16,027
Total time deposits		2,271,584
Interest-bearing deposits with no stated maturity		2,455,088
Total interest-bearing deposits		$4,726,672

Note 11 - Borrowings

Short-Term Borrowings
At December 31, 2005 and 2004, short-term borrowings consisted of the following ($ in thousands):

	2005	2004
Term federal funds purchased	$188,000	$278,000
FHLB advances	475,031	650,000
Serviced GNMA loans eligible for repurchase	47,544	-
Treasury tax and loan note option account	30,850	26,407
Line of credit payable	11,000	-
Other	22,977	25,911
Total	$775,402	$980,318

Trustmark has received advances from the FHLB, which are classified as short-term and are collateralized by a blanket lien on Trustmark’s single-family, multi-family, home equity and commercial mortgage loans. These advances have a weighted-average maturity of 6.7 months with a weighted-average cost of 4.79%. Six advances have fixed rates and range from $25.0 million to $50.0 million with interest rates ranging from 4.17% to 4.55%. Additionally, five advances have floating rates and range from $25.0 million to $100.0 million with interest rates ranging from 4.19% to 7.49%. Interest expense on short-term FHLB advances totaled $22.4 million in 2005, $10.3 million in 2004 and $3.4 million in 2003.

The treasury tax and loan note option account, which must have a pledge of acceptable collateral as required by the Department of the Treasury, is an open-ended, interest-bearing note maintained at the Federal Reserve Bank. Currently, the rate of interest charged is 25 basis points lower than the weekly Federal Funds rate.

In September 2004, Trustmark entered into a two-year revolving credit arrangement enabling borrowings up to $50.0 million. During 2005, Trustmark drew $11.0 million from this line of credit at a weighted-average interest rate of 4.10% in order to fund its common stock repurchase program. Trustmark pays interest on each draw at the three-month LIBOR rate plus 0.55%. At December 31, 2005, these draws have interest rates ranging from 4.69% to 4.96%. As of year-end, Trustmark is in compliance with all financial covenants required by this credit arrangement.

Long-Term Federal Home Loan Bank Advances
Trustmark has received noncallable long-term advances totaling $5.7 million at December 31, 2005, and $180.9 million at December 31, 2004, which are collateralized by a blanket lien on Trustmark’s single-family, multi-family, home equity and commercial mortgage loans. Advances totaling $4.1 million mature in 2008 and $1.6 million in 2009. These advances have interest rates ranging from 3.82% to 4.20%. The weighted-average interest cost of these advances is 3.94%. Interest expense on long-term FHLB advances totaled $5.5 million in 2005, $10.0 million in 2004 and $13.9 million in 2003. At December 31, 2005, Trustmark had $1.3 billion available in unused FHLB advances.

Note 12 - Income Taxes

The income tax provision included in the statements of income is as follows ($ in thousands):
	2005	2004	2003
Current
Federal	$52,142	$41,550	$51,802
State	7,764	6,388	7,912
Deferred
Federal	(5,309)	11,075	2,825
State	(817)	1,669	413
Income tax provision	$53,780	$60,682	$62,952

The income tax provision differs from the amount computed by applying the statutory federal income tax rate of 35% to income before income taxes as a result of the following ($ in thousands):

	2005	2004	2003

Income tax computed at statutory tax rate	$54,856	$62,087	$63,519
Tax exempt interest	(5,118)	(5,189)	(5,217)
Nondeductible interest expense	371	257	246
State income taxes, net	4,515	5,237	5,410
Other	(844)	(1,710)	(1,006)
Income tax provision	$53,780	$60,682	$62,952

Temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities gave rise to the following net deferred tax assets at December 31, 2005 and 2004, which are included in other assets ($ in thousands):

	2005	2004
Deferred tax assets
Allowance for loan losses	$29,333	$24,770
Deferred compensation	14,556	12,566
Unrealized losses on securities available for sale	6,276	841
Interest rate contracts	1,909	1,904
Other	5,415	5,965
Gross deferred tax asset	57,489	46,046

Deferred tax liabilities
Goodwill and other identifiable intangibles	9,751	9,084
Premises and equipment	7,214	8,228
Pension plan	5,685	6,782
Mortgage servicing rights	5,274	4,429
Securities	4,046	3,726
Other	1,916	1,537
Gross deferred tax liability	33,886	33,786
Net deferred tax asset	$23,603	$12,260

Trustmark has evaluated the need for a valuation allowance and, based on the weight of the available evidence, has determined that it is more likely than not that all deferred tax assets will be realized.

Note 13 - Pension and Other Postretirement Benefits

Pension Plan
Trustmark maintains a noncontributory defined benefit pension plan which covers substantially all associates with more than one year of service. The plan provides pension benefits that are based on the length of credited service and final average compensation as defined in the plan. Trustmark's policy is to fund amounts allowable for federal income tax purposes.

The following tables present information regarding the plan's benefit obligation, plan assets, funded status of the plan, accumulated benefit obligation and net periodic pension costs ($ in thousands):

	December 31,
	2005	2004
Change in projected benefit obligation
Benefit obligation, beginning of year	$74,394	$67,786
Service cost	2,179	1,638
Interest cost	4,269	4,225
Actuarial loss	4,013	4,485
Benefit payments	(4,783)	(3,740)
Projected benefit obligation, end of year	$80,072	$74,394

Change in plan assets
Fair value of plan assets, beginning of year	$69,545	$57,593
Actual return on plan assets	7,674	4,692
Employer contributions	-	11,000
Benefit payments	(4,783)	(3,740)
Fair value of plan assets, end of year	$72,436	$69,545

Funded status of plan assets
Plan assets less than projected benefit obligation	$(7,636)	$(4,849)
Unrecognized prior service cost	(2,321)	(2,410)
Unrecognized net loss	24,821	24,992
Prepaid pension assets recorded in balance sheets	$14,864	$17,733

Accumulated benefit obligation	$70,719	$66,937

	Years Ended December 31,
	2005	2004	2003
Net periodic pension cost
Service cost - benefits earned during the period	$2,179	$1,638	$2,571
Interest cost on projected benefit obligation	4,269	4,225	4,569
Expected return on plan assets	(5,407)	(5,006)	(5,514)
Amortization of prior service cost	(89)	(88)	242
Recognized net loss due to early retirement	-	-	2,378
Recognized net actuarial loss	1,917	1,190	-
Net periodic benefit cost	$2,869	$1,959	$4,246

Weighted-average assumptions as of end of year	2005	2004	2003
Discount rate for benefit obligations	5.75%	6.00%	6.50%
Discount rate for net periodic benefit cost	6.00%	6.50%	7.00%
Expected long-term return on plan assets	8.00%	8.00%	9.00%
Rate of compensation increase	4.00%	4.00%	4.00%

Plan Assets
Trustmark's pension plan weighted-average asset allocations at December 31, 2005 and 2004, by asset category are as follows:

	2005	2004
Fixed income securities	23.0%	23.3%
Equity mutual funds	73.5%	75.6%
Other	3.5%	1.1%
Total	100.0%	100.0%

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

Trustmark selects the expected long-term rate-of-return-on-assets assumption in consultation with its investment advisors and actuary. This rate is intended to reflect the average rate of earnings expected to be earned on the funds invested or to be invested to provide plan benefits. Historical performance is reviewed, especially with respect to real rates of return (net of inflation), for the major asset classes held or anticipated to be held by the trust, and for the trust itself. Undue weight is not given to recent experience, that may not continue over the measurement period, with higher significance placed on current forecasts of future long-term economic conditions.

Because assets are held in a qualified trust, anticipated returns are not reduced for taxes. Further, solely for this purpose, the plan is assumed to continue in force and not terminate during the period in which assets are invested. However, consideration is given to the potential impact of current and future investment policy, cash flow into and out of the trust and expenses (both investment and non-investment) typically paid from plan assets (to the extent such expenses are not explicitly estimated within periodic cost).

Contributions
The acceptable range of contributions to the plan is determined each year by the plan's actuary. In 2006, Trustmark's minimum required contribution is expected to be zero. The actual amount of the contribution will be determined based on the plan's funded status and return on plan assets as of the measurement date, which is October 31st.

Estimated Future Pension Benefit Payments
The following pension plan benefit payments, which reflect expected future service, are expected to be paid ($ in thousands):

2006	$7,434
2007	6,193
2008	6,821
2009	6,923
2010	7,333
2011 - 2015	38,366

Supplemental Retirement Plan
Trustmark maintains a non-qualified supplemental retirement plan covering directors that elect to defer fees, key executive officers and senior officers. The plan provides for defined death benefits and/or retirement benefits based on a participant's covered salary. Trustmark has acquired life insurance contracts on the participants covered under the plan, which may be used to fund future payments under the plan.

The following tables present information regarding the projected benefit obligation, accumulated benefit obligation and net periodic benefit costs ($ in thousands):

	December 31,
	2005	2004
Change in projected benefit obligation
Benefit obligation, beginning of year	$26,810	$17,837
Service cost	1,457	1,289
Interest cost	1,575	1,514
Actuarial loss	1,051	5,057
Benefit payments	(1,282)	(1,152)
Prior service cost	-	2,265
Projected benefit obligation, end of year	$29,611	$26,810

Amounts recognized in the balance sheets
Accrued benefit liability recorded in balance sheets	$29,611	$26,810
Intangible asset	(1,980)	(2,131)
Accumulated other comprehensive loss	(5,148)	(4,201)
Net benefit liability recorded in balance sheets	$22,483	$20,478

	Years Ended December 31,
	2005	2004	2003
Net periodic benefit cost
Service cost - benefits earned during the period	$1,457	$1,289	$1,019
Interest cost on projected benefit obligation	1,575	1,514	1,296
Amortization of prior service cost	151	134	-
Recognized net actuarial loss	103	855	85
Net periodic benefit cost	$3,286	$3,792	$2,400

The net periodic benefit cost and projected benefit obligation are determined using assumptions as of the plan's measurement date, December 31. The weighted-average discount rate used was 5.75% for 2005, 6.0% for 2004 and 8.0% for 2003. A reduction in the discount rate was the primary factor in actuarial losses of $1.1 million and $5.1 million during 2005 and 2004, respectively. During 2004, cumulative changes in benefit levels for prior service gave rise to prior service cost of $2.3 million. At December 31, 2005, the unrecognized actuarial loss of $5.1 million and unrecognized prior service cost of $2.0 million will be amortized over future service periods.

Estimated Supplemental Retirement Plan Payments
The following supplemental retirement plan benefit payments are expected to be paid in the following years ($ in thousands):

2006	$1,427
2007	1,619
2008	1,751
2009	1,883
2010	2,112
2011 - 2015	12,228

Other Benefit Plans
Defined Contribution Plan
Trustmark provides associates with a self-directed 401(k) retirement plan which allows associates to contribute a percentage of base pay, within limits provided by the Internal Revenue Code and accompanying regulations, into the plan. Trustmark's contributions to this plan were $3.5 million in 2005, $3.0 million in 2004 and $2.8 million in 2003.

Early Retirement Program
In February 2003, Trustmark announced a voluntary early retirement program for associates ages 58 and above with ten or more years of service. This program was accepted by 116 associates, or 4.75% of Trustmark's workforce. The cost of this program, which is included in salaries and benefits, included a charge of $2.9 million in salaries, $2.0 million in net periodic pension costs and $1.2 million in other employee benefits.

Note 14 - Stock and Incentive Compensation Plans

On May 10, 2005, the shareholders of Trustmark, upon the recommendation of Trustmark's Board of Directors, approved the Trustmark Corporation 2005 Stock and Incentive Compensation Plan (the 2005 Plan), which was adopted by the Board of Directors and replaced the Trustmark Corporation 1997 Long Term Incentive Plan (the 1997 Plan). The 2005 Plan became effective May 10, 2005, and subject to earlier termination by the Board of Directors, terminates on May 9, 2015. The purpose of the 2005 Plan is to promote the success of Trustmark and its subsidiaries by providing incentives to key associates and directors that will promote the identification of their personal interest with the long term financial success of Trustmark and with growth in shareholder value. The 2005 Plan is designed to provide flexibility to Trustmark in its ability to motivate, attract and retain the services of key associates and directors upon whose judgment, interest and special efforts the successful conduct of its operation is largely dependent. The 2005 Plan allows Trustmark to make grants of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units and performance units to key associates and directors. The maximum number of shares of Trustmark's common stock available for issuance under the 2005 Plan is the sum of (1) 6,000,000 common shares plus (2) the number of outstanding options under the 1997 Plan, which expire or are otherwise terminated or forfeited after May 10, 2005.

Stock Option Grants
Stock option awards under the 2005 Plan are granted with an exercise price equal to the market price of Trustmark's stock on the date of grant. Stock options granted under the 2005 Plan vest 20% per year and have a term of seven years. Stock option awards, which were granted under the 1997 Plan had an exercise price equal to the market price of Trustmark's stock on the date of grant, vested equally over four years with a 10-year term. Compensation expense for these plans totaled $1.5 million in 2005, $1.1 million in 2004 and $406 thousand in 2003.

During the fourth quarter of 2005, with the approval of Trustmark's Board of Directors and in accordance with the applicable provisions of the 1997 plan, Trustmark accelerated the vesting of unvested stock options, which were awarded on April 9, 2002, to directors and executive officers. The decision to accelerate the vesting was made primarily to reduce non-cash compensation expense of approximately $145 thousand that would have been recorded during the first quarter of 2006 following the application of SFAS No. 123r. As a result of this action, options to purchase approximately 70 thousand shares of common stock became fully vested. No additional compensation expense was recognized as the exercise price exceeded Trustmark's market price on the acceleration date.

The following tables summarize Trustmark's option activity for 2005, 2004 and 2003:

	2005		2004		2003
		Weighted-		Weighted-		Weighted-
		Average		Average		Average
		Option		Option		Option
Options	Shares	Price	Shares	Price	Shares	Price
Outstanding, beginning of year	1,842,993	$23.71	1,610,170	$22.41	1,450,161	$21.85
Granted	336,450	26.23	403,700	27.40	371,200	24.32
Exercised	(98,288)	22.66	(151,939)	19.70	(109,128)	20.97
Forfeited	(64,225)	26.28	(18,938)	24.26	(102,063)	22.89
Outstanding, end of year	2,016,930	24.12	1,842,993	23.71	1,610,170	22.41

Exercisable, end of year	1,232,593	22.76	923,571	21.79	759,797	21.11

Options Outstanding				Options Exercisable
			Weighted-		Weighted-
	Outstanding	Weighted-Average	Average	Exercisable	Average
Range of	December 31,	Remaining Years	Exercise	December 31,	Exercise
Exercise Prices	2005	To Expiration	Price	2005	Price
$12.70 - $15.87	12,320	1.4	$13.53	12,320	$13.53
$15.87 - $19.04	213,300	4.4	18.06	213,300	18.06
$19.04 - $22.22	246,575	5.4	21.68	246,575	21.68
$22.22 - $25.39	538,635	5.3	23.44	383,557	23.18
$25.39 - $28.57	983,850	7.1	27.07	369,966	25.93
$28.57 - $31.74	22,250	8.2	29.85	6,875	29.76
	2,016,930	6.1	24.12	1,232,593	22.76

Restricted Stock Grants
On May 10, 2005, Trustmark awarded 26,325 shares of restricted stock to two key executives. These awards are restricted until December 31, 2007, and vest based on performance goals of return on average equity and total shareholder return compared to a defined peer group. The restricted shares entitle the executives to vote their restricted shares and earn dividends. Trustmark recorded compensation expense of $186 thousand in 2005 based on estimated performance results. The following table summarizes Trustmark's restricted stock activity during 2005:

		Grant Date
Nonvested Shares	Shares	Fair Value
Nonvested shares, beginning of year	-	$-
Granted	26,325	28.28
Vested	-	-
Forfeited	-	-
Nonvested shares, end of year	26,325	28.28

Note 15 - Commitments and Contingencies

Lending Related
Trustmark makes commitments to extend credit and issues standby and commercial letters of credit in the normal course of business in order to fulfill the financing needs of its customers.

Commitments to extend credit are agreements to lend money to customers pursuant to certain specified conditions. Commitments generally have fixed expiration dates or other termination clauses. Since many of these commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Trustmark applies the same credit policies and standards as it does in the lending process when making these commitments. The collateral obtained is based upon the assessed creditworthiness of the borrower. At December 31, 2005 and 2004, Trustmark had commitments to extend credit of $1.7 billion and $1.4 billion, respectively.

Standby and commercial letters of credit are conditional commitments issued by Trustmark to insure the performance of a customer to a third party. Trustmark issues financial and performance standby letters of credit in the normal course of business in order to fulfill the financing needs of its customers. A financial standby letter of credit irrevocably obligates Trustmark to pay a third-party beneficiary when a customer fails to repay an outstanding loan or debt instrument. A performance standby letter of credit irrevocably obligates Trustmark to pay a third-party beneficiary when a customer fails to perform some contractual, nonfinancial obligation. When issuing letters of credit, Trustmark uses essentially the same policies regarding credit risk and collateral which are followed in the lending process. At December 31, 2005 and 2004, Trustmark’s maximum exposure to credit loss in the event of nonperformance by the other party for standby and commercial letters of credit was $112.8 million and $104.0 million, respectively. These amounts consist primarily of commitments with maturities of less than three years, which have an immaterial carrying value. Trustmark holds collateral to support standby letters of credit when deemed necessary. As of December 31, 2005, the fair value of collateral held was $23.4 million.

Lease Commitments
Trustmark currently has operating lease commitments for banking premises and equipment, which expire from 2006 to 2020. It is expected that certain leases will be renewed, or equipment replaced, as leases expire. Rental expense approximated $4.2 million in 2005, $4.4 million in 2004 and $3.9 million in 2003. At December 31, 2005, future minimum rental commitments under noncancellable operating leases are as follows ($ in thousands):

2006	$2,148
2007	1,674
2008	912
2009	640
2010	364
Thereafter	1,286
Total	$7,024

Legal Proceedings
Trustmark and its subsidiaries are parties to lawsuits and other claims that arise in the ordinary course of business. Some of the lawsuits assert claims related to the lending, collection, servicing, investment, trust and other business activities, and some of the lawsuits allege substantial claims for damages. The cases are being vigorously contested. In the regular course of business, Management evaluates estimated losses or costs related to litigation, and provision is made for anticipated losses whenever Management believes that such losses are probable and can be reasonably estimated. At the present time, Management believes, based on the advice of legal counsel and Management’s evaluation, that the final resolution of pending legal proceedings will not have a material impact on Trustmark’s consolidated financial position or results of operations; however, Management is unable to estimate a range of potential loss on these matters because of the nature of the legal environments in states where Trustmark conducts business.

Note 16- Shareholders' Equity

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

Management believes, as of December 31, 2005, that Trustmark and TNB have met all capital adequacy requirements to which they are subject. At December 31, 2005, the most recent notification from the Office of the Comptroller of the Currency (OCC) categorized TNB as well capitalized. To be categorized as well capitalized, TNB must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios (defined in applicable regulations) as set forth in the table below. There are no significant conditions or events that have occurred since the OCC's notification that Management believes have affected TNB's present classification.

Trustmark's and TNB's actual regulatory capital amounts and ratios are presented in the table below ($ in thousands):

	Actual		Minimum Regulatory		MInimum Regulatory Provision
	Regulatory Capital		Capital Required		to be Well Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
At December 31, 2005:
Total Capital (to Risk Weighted Assets)
Trustmark Corporation	$657,103	10.78%	$487,546	8.00%	n/a	n/a
Trustmark National Bank	630,645	10.52%	479,743	8.00%	$599,678	10.00%

Tier 1 Capital (to Risk Weighted Assets)
Trustmark Corporation	$580,918	9.53%	$243,773	4.00%	n/a	n/a
Trustmark National Bank	556,571	9.28%	239,871	4.00%	$359,807	6.00%

Tier 1 Capital (to Average Assets)
Trustmark Corporation	$580,918	7.19%	$242,419	3.00%	n/a	n/a
Trustmark National Bank	556,571	7.02%	237,983	3.00%	$396,638	5.00%

At December 31, 2004:
Total Capital (to Risk Weighted Assets)
Trustmark Corporation	$642,036	11.55%	$444,648	8.00%	n/a	n/a
Trustmark National Bank	603,266	11.06%	436,438	8.00%	$545,547	10.00%

Tier 1 Capital (to Risk Weighted Assets)
Trustmark Corporation	$577,279	10.39%	$222,324	4.00%	n/a	n/a
Trustmark National Bank	540,941	9.92%	218,219	4.00%	$327,328	6.00%

Tier 1 Capital (to Average Assets)
Trustmark Corporation	$577,279	7.22%	$240,026	3.00%	n/a	n/a
Trustmark National Bank	540,941	6.89%	235,381	3.00%	$392,302	5.00%

Common Stock Repurchase Program
Trustmark currently has remaining authorization for the repurchase of up to 3.6 million shares of its common stock subject to market conditions and management discretion. Collectively, the capital management plans adopted by Trustmark since 1998 have authorized the repurchase of 24.3 million shares of common stock. Pursuant to these plans, Trustmark has repurchased approximately 20.7 million shares for $460.4 million, including 2.2 million shares during 2005 for $60.9 million.

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

Authorization of Preferred Shares
The Board of Directors currently has the authority to issue up to 20 million preferred shares with no par value. The ability to issue preferred shares in the future will provide Trustmark with additional financial and management flexibility for general corporate and acquisition purposes. As of December 31, 2005, no such shares have been issued.

Dividends
Dividends paid by Trustmark are substantially funded from dividends received from TNB. Approval by TNB's regulators isrequired if the total of all dividends declared in any calendar year exceeds the total of its net income for that year combined with its retained net income of the preceding two years. TNB will have available in 2006 approximately $69.5 million plus its net income for that year to pay as dividends.

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

In the calculation of comprehensive income, certain reclassification adjustments are made to avoid duplicating items that are displayed as part of net income and other comprehensive income in that period or earlier periods. The following table reflects the reclassification amounts and the related tax effects of changes in fair value of securities available for sale, cash flow hedges and a minimum liability adjustment for associate benefit plans for the years ended December 31, 2005, 2004 and 2003 ($ in thousands):

			Accumulated
			Other
	Before-Tax	Tax	Comprehensive
Accumulated other comprehensive (loss) income:	Amount	Effect	(Loss) Income
Balance, January 1, 2003	$12,916	$(4,960)	$7,956
Net change in fair value of securities available for sale	(16,138)	6,173	(9,965)
Net change in fair value of cash flow hedges	4,803	(1,837)	2,966
Minimum liability adjustment-associate benefit plans	5,067	(1,938)	3,129
Less adjustment for net gains included in net income	(12,231)	4,678	(7,553)
Balance, December 31, 2003	(5,583)	2,116	(3,467)
Net change in fair value of securities available for sale	(1,228)	470	(758)
Minimum liability adjustment-associate benefit plans	(4,201)	1,607	(2,594)
Less adjustment for net losses included in net income	4,643	(1,776)	2,867
Balance, December 31, 2004	(6,369)	2,417	(3,952)
Net change in fair value of securities available for sale	(17,854)	6,829	(11,025)
Minimum liability adjustment-associate benefit plans	(947)	362	(585)
Less adjustment for net losses included in net income	3,644	(1,394)	2,250
Balance, December 31, 2005	$(21,526)	$8,214	$(13,312)

Note 17 - Fair Values of Financial Instruments

The carrying amounts and estimated fair values of financial instruments at December 31, 2005 and 2004, are as follows ($ in thousands):

	2005		2004
	Carrying	Estimated	Carrying	Estimated
	Value	Fair Value	Value	Fair Value
Financial Assets:
Cash and short-term investments	$518,045	$518,045	$429,316	$429,316
Securities available for sale	1,041,754	1,041,754	1,580,270	1,580,270
Securities held to maturity	294,902	295,521	136,797	145,936
Loans held for sale	146,936	146,936	101,222	101,222
Net loans	5,816,748	5,786,565	5,265,298	5,295,709

Financial Liabilities:
Deposits	6,282,814	6,292,572	5,450,093	5,466,382
Short-term liabilities	1,268,255	1,268,255	1,597,864	1,597,864
Long-term FHLB advances	5,726	5,688	180,894	182,944
Derivative liabilities	180	180	1,078	1,078

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

Derivative Liabilities
The fair value of derivative liabilities, including interest rate contracts, such as caps and floors and interest rate swaps, is based on standard pricing methodology using current market rates and volatility.

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

Note 18 - Derivative Financial Instruments

As part of Trustmark’s risk management strategy in the mortgage banking area, derivative instruments such as interest rate lock commitments and forward sales contracts are utilized. Rate lock commitments are residential mortgage loan commitments with customers, which guarantee a specified interest rate for a specified time period. Trustmark’s obligations under forward contracts consist of commitments to deliver mortgage loans, originated and/or purchased, in the secondary market at a future date. These derivative instruments are designated as fair value hedges. Trustmark’s off-balance sheet obligations under these derivative instruments totaled $208.3 million at December 31, 2005, with a valuation adjustment of negative $474 thousand, compared to $204.6 million, with a valuation adjustment of negative $293 thousand as of December 31, 2004.

Interest rate swaps are derivative instruments under which two parties agree to make interest payments on a notional principal amount. In a generic swap, one party pays a fixed interest rate and receives a floating interest rate while the other party receives a fixed interest rate and pays a floating interest rate. During 2003, Trustmark initiated five separate interest rate swaps with a total notional principal amount of $125.0 million. These swaps were designated as fair value hedges and were initiated by Trustmark to mitigate the effects of further changes in the fair value of specific, noncallable, nonprepayable, fixed rate advances from the FHLB by agreeing to pay a floating interest rate tied to LIBOR. During 2005, two of the swaps totaling $50.0 million matured while the remaining $75.0 million will mature during the first quarter of 2006. As of December 31, 2005, these swap contracts had carrying values totaling negative $214 thousand compared to negative $1.1 million as of December 31, 2004.

Trustmark utilizes an interest rate risk strategy that includes caps and floors. The intent of utilizing these derivative instruments is to reduce the risk associated with the effects of significant movements in interest rates. Caps and floors, which are not designated as hedging instruments, are options linked to a notional principal amount and an underlying indexed interest rate. Exposure to loss on these options will increase or decrease as interest rates fluctuate. At December 31, 2005, Trustmark had interest rate caps with notional amounts totaling $300.0 million and carrying values totaling $33 thousand. These caps mature in September 2006 and are linked to the three-month LIBOR, with a strike rate of 6%. Trustmark did not hold any interest rate floor contracts during the years presented.

Note 19 - Segment Information

Trustmark’s management reporting structure includes four segments: general banking, wealth management, insurance and administration. General banking is responsible for all traditional banking products and services, including loans and deposits. Wealth management provides customized solutions for affluent customers by integrating financial services with traditional banking products and services such as private banking, money management, full-service brokerage, financial planning, risk management, personal and institutional trust and retirement services. In addition, wealth management includes three wholly-owned subsidiaries of TNB: Trustmark Securities, Inc., Trustmark Investment Advisors, Inc., and TRMK Risk Management, Inc. Insurance includes two wholly-owned subsidiaries of TNB: The Bottrell Insurance Agency and Fisher-Brown, Incorporated. Through Bottrell and Fisher-Brown, Trustmark provides a full range of retail insurance products, including commercial risk management products, bonding, group benefits and personal lines coverages. Administration includes all other activities that are not directly attributable to one of the major lines of business. Administration consists of internal operations such as Human Resources, Executive Administration, Property Management, Treasury (Funds Management) and Corporate Finance.

The accounting policies of each reportable segment are the same as those of the Corporation except for its internal allocations. Trustmark uses a match-funded transfer pricing process to assess operating segment performance. Noninterest expenses for back-office operations support are allocated to segments based on estimated uses of those services. As a result of Hurricane Katrina, Trustmark increased its allowance for loan losses through an additional provision for loan losses of $9.8 million on a pre-tax basis, which has been included in the Administrative Division in the following tables.

The following table discloses financial information by reportable segment for the periods ended December 31, 2005, 2004 and 2003 ($ in thousands). Prior periods have been conformed with the current period presentation.
	General Banking	Insurance	Wealth Mgmt.	Administration
	Division	Division	Division	Division	Total
2005
Net interest income (expense) from external customers	$266,982	$(10)	$3,797	$5,672	$276,441
Internal funding	(18,005)	-	(211)	18,216	-
Net interest income (expense)	248,977	(10)	3,586	23,888	276,441
Provision for loan losses	7,815	-	72	11,654	19,541
Net interest income (expense) after provision for loan losses	241,162	(10)	3,514	12,234	256,900
Noninterest income	92,227	33,044	22,201	(4,365)	143,107
Noninterest expense	166,174	22,566	18,368	36,168	243,276
Income before income taxes	167,215	10,468	7,347	(28,299)	156,731
Income taxes	57,670	4,309	2,698	(10,897)	53,780
Segment net income	$109,545	$6,159	$4,649	$(17,402)	$102,951

Selected Financial Information
Average assets	$6,262,238	$22,234	$96,974	$1,834,487	$8,215,933
Depreciation and amortization	$18,566	$369	$524	$4,706	$24,165

	General Banking	Insurance	Wealth Mgmt.	Administration
	Division	Division	Division	Division	Total
2004
Net interest income (expense) from external customers	$235,608	$(8)	$4,516	$35,501	$275,617
Internal funding	(2,699)	-	(483)	3,182	-
Net interest income (expense)	232,909	(8)	4,033	38,683	275,617
Provision for loan losses	(2,793)	-	(39)	(223)	(3,055)
Net interest income (expense) after provision for loan losses	235,702	(8)	4,072	38,906	278,672
Noninterest income	89,476	17,851	20,801	(4,100)	124,028
Noninterest expense	161,147	12,644	18,146	33,372	225,309
Income before income taxes	164,031	5,199	6,727	1,434	177,391
Income taxes	56,959	2,019	2,461	(757)	60,682
Segment net income	$107,072	$3,180	$4,266	$2,191	$116,709

Selected Financial Information
Average assets	$5,745,204	$20,511	$98,952	$2,294,823	$8,159,490
Depreciation and amortization	$19,214	$168	$493	$4,063	$23,938

2003
Net interest income from external customers	$220,444	$-	$4,723	$44,663	$269,830
Internal funding	25,027	-	277	(25,304)	-
Net interest income	245,471	-	5,000	19,359	269,830
Provision for loan losses	9,400	-	26	345	9,771
Net interest income after provision for loan losses	236,071	-	4,974	19,014	260,059
Noninterest income	87,102	17,603	19,891	11,714	136,310
Noninterest expense	152,204	11,485	18,161	33,037	214,887
Income before income taxes	170,969	6,118	6,704	(2,309)	181,482
Income taxes	59,584	2,218	2,369	(1,219)	62,952
Segment net income	$111,385	$3,900	$4,335	$(1,090)	$118,530

Selected Financial Information
Average assets	$5,237,888	$18,960	$93,727	$2,058,047	$7,408,622
Depreciation and amortization	$28,152	$101	$416	$4,387	$33,056

Note 20 - Trustmark Corporation (Parent Company Only) Financial Information
($ in thousands)

Balance Sheets

	December 31,
	2005	2004
Assets
Investment in banks	$730,941	$725,252
Other assets	22,040	25,224
Total Assets	$752,981	$750,476

Liabilities and Shareholders' Equity
Accrued expense	$518	$80
Short-term borrowings	11,000	-
Shareholders' equity	741,463	750,396
Total Liabilities and Shareholders' Equity	$752,981	$750,476

Statements of Income

	Years Ended December 31,
	2005	2004	2003
Revenue
Dividends received from banks	$87,766	$60,115	$110,410
Earnings of subsidiaries over distributions	14,860	56,605	8,200
Other income	1,346	330	152
Total Revenue	103,972	117,050	118,762
Expense	1,021	341	232
Net Income	$102,951	$116,709	$118,530

Statements of Cash Flows

	Years Ended December 31,
	2005	2004	2003
Operating Activities
Net income	$102,951	$116,709	$118,530
Adjustments to reconcile net income to net cash provided by
operating activities:
Increase in investment in subsidiaries	(14,860)	(56,605)	(8,200)
Other	864	1,365	182
Net cash provided by operating activities	88,955	61,469	110,512

Investing Activities
Purchase of securities available for sale	-	-	(15,008)
Proceeds from sales of securities available for sale	3,001	-	-
Net cash provided by (used in) investing activities	3,001	-	(15,008)

Financing Activities
Proceeds from line of credit	11,000	-	-
Cash dividends	(45,758)	(44,642)	(40,326)
Common stock transactions, net	(58,412)	(11,812)	(57,148)
Net cash used in financing activities	(93,170)	(56,454)	(97,474)
(Decrease) increase in cash and cash equivalents	(1,214)	5,015	(1,970)
Cash and cash equivalents at beginning of year	5,800	785	2,755
Cash and cash equivalents at end of year	$4,586	$5,800	$785

Trustmark (parent company only) paid income taxes of approximately $55.2 million in 2005, $50.2 million in 2004 and $59.1 million in 2003.  Interest paid was $268 thousand during 2005 and zero for 2004 and 2003.

Selected Financial Data
($ in thousands except per share data)

Years Ended December 31,	2005	2004	2003	2002	2001
Consolidated Statements of Income
Total interest income	$415,697	$364,355	$359,388	$405,952	$476,146
Total interest expense	139,256	88,738	89,558	113,766	209,242
Net interest income	276,441	275,617	269,830	292,186	266,904
Provision for loan losses	19,541	(3,055)	9,771	14,107	13,200
Noninterest income	143,107	124,028	136,310	116,997	117,662
Noninterest expense	243,276	225,309	214,887	208,968	199,939
Income before income taxes	156,731	177,391	181,482	186,108	171,427
Income taxes	53,780	60,682	62,952	64,968	60,146
Net Income	$102,951	$116,709	$118,530	$121,140	$111,281

Per Share Data
Basic earnings per share	$1.82	$2.01	$2.01	$1.95	$1.72

Diluted earnings per share	$1.81	$2.00	$2.00	$1.94	$1.72

Cash dividends per share	$0.81	$0.77	$0.69	$0.62	$0.56

December 31,	2005	2004	2003	2002	2001
Consolidated Balance Sheets
Total assets	$8,389,750	$8,052,957	$7,914,321	$7,138,706	$7,180,339
Securities	1,336,656	1,717,067	2,112,443	1,811,767	1,853,547
Loans (including loans held for sale)	6,040,375	5,431,277	5,032,612	4,617,366	4,524,366
Deposits	6,282,814	5,450,093	5,089,459	4,686,296	4,613,365

Summary of Quarterly Results of Operations
( unaudited)
($ in thousands except per share data)
2005	1st	2nd	3rd	4th
Interest income	$95,922	$100,643	$107,043	$112,089
Net interest income	68,409	67,909	68,987	71,136
Provision for loan losses	2,796	1,429	12,127	3,189
Income before income taxes	41,019	34,169	40,082	41,461
Net income	26,781	22,206	26,221	27,743
Earnings per share
Basic	0.47	0.39	0.46	0.50
Diluted	0.47	0.39	0.46	0.50

2004	1st	2nd	3rd	4th
Interest income	$88,607	$89,756	$92,892	$93,100
Net interest income	68,359	69,548	69,923	67,787
Provision for loan losses	1,052	1,703	1,161	(6,971)
Income before income taxes	40,349	50,939	42,815	43,288
Net income	26,751	33,023	28,087	28,848
Earnings per share
Basic	0.46	0.57	0.49	0.50
Diluted	0.46	0.57	0.48	0.50

Principal Markets and Prices of Trustmark's Stock

	Dividends	Stock Prices
	Per Share	High	Low
2005

4th Quarter	$0.21	$29.83	$24.00
3rd Quarter	0.20	30.80	26.63
2nd Quarter	0.20	29.67	26.71
1st Quarter	0.20	31.15	26.69

2004

4th Quarter	$0.20	$32.78	$29.12
3rd Quarter	0.19	32.36	27.92
2nd Quarter	0.19	29.99	25.89
1st Quarter	0.19	30.73	28.27

Trustmark's common stock is listed for trading on the NASDAQ stock market as stock symbol TRMK.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following provides a narrative discussion and analysis of Trustmark Corporation’s (Trustmark) financial condition and results of operations. This discussion should be read in conjunction with the consolidated financial statements and the supplemental financial data included elsewhere in this report.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Management’s Discussion and Analysis are not statements of historical fact and constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements relating to anticipated future operating and financial performance measures, including net interest margin, credit quality, business initiatives, growth opportunities and growth rates, among other things and encompass any estimate, prediction, expectation, projection, opinion, anticipation, outlook or statement of belief included therein as well as the management assumptions underlying these forward-looking statements. Should one or more of these risks materialize, or should any such underlying assumptions prove to be significantly different, actual results may vary significantly from those anticipated, estimated, projected or expected.

These risks could cause actual results to differ materially from current expectations of Management and include, but are not limited to, changes in the level of nonperforming assets and charge-offs, local, state and national economic and market conditions, material changes in market interest rates, the costs and effects of litigation and of unexpected or adverse outcomes in such litigation, competition in loan and deposit pricing, as well as the entry of new competitors into our markets through de novo expansion and acquisitions, changes in existing regulations or the adoption of new regulations, natural disasters, acts of war or terrorism, changes in consumer spending, borrowings and savings habits, technological changes, changes in the financial performance or condition of Trustmark’s borrowers, the ability to control expenses, changes in Trustmark’s compensation and benefit plans, greater than expected costs or difficulties related to the integration of new products and lines of business and other risks described in Trustmark’s filings with the Securities and Exchange Commission.

Although Management believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. Trustmark undertakes no obligation to update or revise any of this information, whether as the result of new information, future events or developments or otherwise.

OVERVIEW

Business
Trustmark is a multi-bank holding company headquartered in Jackson, Mississippi, incorporated under the Mississippi Business Corporation Act on August 5, 1968. Trustmark commenced doing business in November 1968. Through its subsidiaries, Trustmark operates as a financial services organization providing banking and financial solutions through over 145 offices and 2,600 associates predominantly within the states of Florida, Mississippi, Tennessee and Texas.

Trustmark National Bank (TNB), Trustmark’s wholly-owned subsidiary, accounts for substantially all of the assets and revenues of Trustmark. Initially chartered by the state of Mississippi in 1889, TNB is also headquartered in Jackson, Mississippi. In addition to banking activities, TNB provides investment and insurance products and services to its customers through its wholly-owned subsidiaries, Trustmark Securities, Inc. (TSI), Trustmark Investment Advisors, Inc., The Bottrell Insurance Agency, Inc. (Bottrell) and Fisher-Brown, Incorporated. In January 2005, Trustmark established a de novo subsidiary, TRMK Risk Management, Inc. (TRMI). TRMI commenced doing business on January 31, 2005, and engages in insurance agency activities as an agent for individual life, disability and long-term care insurance and also as an agent for the sale of fixed annuities. Bottrell previously provided these activities. On January 26, 2006, TSI notified its customers of plans to engage UVEST Financial Services as TNB’s full service brokerage provider. UVEST is a registered broker-dealer and member of the National Association of Securities Dealers, as well as the Securities Investor Protection Corporation. This change was effective March 1, 2006.

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

Financial Highlights
Net income for the year ended December 31, 2005, totaled $103.0 million compared with $116.7 million for 2004 and $118.5 million for 2003. For 2005, Trustmark’s basic earnings per share were $1.82 compared with $2.01 for 2004 and 2003. Diluted earnings per share were $1.81 for 2005 compared with $2.00 for both 2004 and 2003. The impact of Hurricane Katrina decreased pretax net income by $16.3 million, or $10.1 million after tax. This equates to a decrease in basic earnings per share of $0.18. Please refer to accompanying table for more details. During 2004, Trustmark recorded a release in the allowance for loan losses resulting from changes to specific estimates used to determine the allowance, which increased net income by $5.8 million, or $0.10 per share. Net income during 2003 included an after-tax charge of $4.1 million, or $0.07 per share, associated with Trustmark’s Voluntary Early Retirement Program. At December 31, 2005, Trustmark reported gross loans, including loans held for sale, of $6.040 billion, total assets of $8.390 billion, total deposits of $6.283 billion and shareholders’ equity of $741.5 million.

Trustmark’s financial performance for 2005 resulted in a return on average shareholders’ equity of 13.68% and a return on average assets of 1.25%. These compared with 2004 ratios of 16.08% for return on average shareholders’ equity and 1.43% for return on average assets, while in 2003 the return on average shareholders’ equity was 17.56%, and the return on average assets was 1.60%.

Significant Accounting Transactions for 2005
On August 29, 2005, Hurricane Katrina struck the Mississippi Gulf Coast and Central and Eastern Mississippi causing significant damages. Immediately following the storm, Trustmark initiated a process to assess the impact on its customers and on Trustmark’s consolidated financial statements. In accordance with Statement of Financial Accounting Standards (SFAS) No. 5, “Accounting for Contingencies," Trustmark has determined, through reasonable estimates, that specific losses were probable and have been reflected in the consolidated financial statements as of December 31, 2005.

Trustmark identified customers impacted by the storm in an effort to estimate the loss of collateral value and customer payment abilities. As a result of customer surveys, collateral inspections and review of risk characteristics, Trustmark increased its allowance for loan losses through provision for loan losses by $9.8 million on a pre-tax basis. Specifically, $3.5 million and $1.5 million have been allocated for losses due to collateral impairment on 1-4 family residential mortgages and consumer loans, respectively. General reserves of $4.8 million for consumer and commercial loans have been allocated for losses due to economic disruption caused by the storm.

Trustmark’s mortgage division’s annual pre-tax income was additionally impacted by $3.3 million resulting from adjusted fair values on loans held for sale, increased prepayment speeds on mortgage servicing rights and waived ancillary fees in the impacted areas. In addition, Trustmark experienced lost revenues of $2.7 million for the year resulting from customer assistance in retail account fees and incurred additional expenses of $539 thousand for the year.

Management’s estimates, assumptions and judgments are based on available information. As additional information on the impact of Hurricane Katrina is gathered, actual results could differ from these estimates.

In addition, during 2005, Trustmark evaluated its strategic alternatives in payment processing systems and selected NOVA Information systems as its provider of card processing services for its commercial merchant services customers. In connection with this alliance, Trustmark sold its existing payment processing portfolio in the third quarter of 2005 for a pre-tax gain of $5.75 million, which is included in other noninterest income.

Financial Performance
Net Income Adjusted for Specific Items (Non-GAAP)

	2005
	$	Basic EPS

Net Income as reported -- GAAP	$102,951	$1.819

Adjustments (net of taxes):
Add charges related to Hurricane Katrina
Provision for loan losses	6,054	0.107
Mortgage related charges	2,047	0.036
Noninterest income -- lost revenues	1,649	0.029
Noninterest expenses -- additional expenses	333	0.006
	10,083	0.178

Subtract sale of Merchant Services Portfolio	(3,551)	(0.063)

Net Income adjusted for specific items (Non-GAAP)	$109,483	$1.934

Management is presenting in the accompanying table adjustments to net income as reported in accordance with generally accepted accounting principles for significant items resulting from Hurricane Katrina and the sale of its merchant services portfolio. Management believes this information will help users compare Trustmark’s current results to prior periods.

CRITICAL ACCOUNTING POLICIES

Trustmark’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles and follow general practices within the financial services industry. Application of these accounting principles requires Management to make estimates, assumptions and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. These estimates, assumptions and judgments are based on information available as of the date of the consolidated financial statements; accordingly, as this information changes, actual financial results could differ from those estimates.

Certain policies inherently have a greater reliance on the use of estimates, assumptions and judgments and, as such, have a greater possibility of producing results that could be materially different than originally reported. These critical accounting policies are described in detail below.

Allowance for Loan Losses
The allowance for loan losses is established through provisions for estimated loan losses charged against earnings. The allowance for loan losses is maintained at a level believed adequate by Management, based on estimated probable losses within the existing loan portfolio. Trustmark’s allowance for loan loss methodology is based on guidance provided by SEC Staff Accounting Bulletin No. 102, “Selected Loan Loss Allowance Methodology and Documentation Issues,” as well as other regulatory guidance. Accordingly, Trustmark’s methodology is based on historical loss experience by type of loan and internal risk rating, homogeneous risk pools and specific allocations, with adjustments considering current economic events and conditions. This evaluation is inherently subjective, as it requires material estimates, including the amounts and timings of future cash flows expected to be received on impaired loans that may be susceptible to significant change.

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

Benefit Plans
Benefit plan assets, liabilities and pension costs are determined utilizing actuarially determined present value calculations. The valuation of the benefit obligation and net periodic expense is considered critical, as it requires Management and its actuaries to make estimates regarding the amount and timing of expected cash outflows including assumptions about mortality, expected service periods, rate of compensation increases and the long-term return on plan assets. Note 13 - Pension and Other Postretirement Benefits, included in the accompanying Notes to the Consolidated Financial Statements, provides further discussion on the accounting for Trustmark’s benefit plans (pension and supplemental retirement plan) and the estimates used in determining the actuarial present value of the benefit obligations and the net periodic benefit expense.

Fair Value Accounting Estimates
Generally accepted accounting principles require the use of fair values in determining the carrying values of certain assets and liabilities, as well as for specific disclosures. The most significant include securities, derivative instruments, loans held for sale, mortgage servicing rights and net assets acquired in business combinations. Certain of these assets do not have a readily available market to determine fair value and require an estimate based on specific parameters. When market prices are unavailable, Trustmark determines fair values utilizing parameters, which are constantly changing, including interest rates, duration, prepayment speeds and other specific conditions. In most cases, these specific parameters require a significant amount of judgment by Management.

Contingent Liabilities
Trustmark estimates contingent liabilities based on Management's evaluation of the probability of outcomes and their ability to estimate the range of exposure. As stated by SFAS No. 5, “Accounting for Contingencies,” a liability is contingent if the amount is not presently known but may become known in the future as a result of the occurrence of some uncertain future event. Accounting standards require that a liability be recorded if Management determines that it is probable that a loss has occurred, and the loss can be reasonably estimated. In addition, it must be probable that the loss will be confirmed by some future event. As part of the estimation process, Management is required to make assumptions about matters that are, by their nature, highly uncertain. The assessment of contingent liabilities, including legal contingencies and income tax liabilities, involves the use of critical estimates, assumptions and judgments. Management's estimates are based on their belief that future events will validate the current assumptions regarding the ultimate outcome of these exposures. However, there can be no assurance that future events, such as court decisions or Internal Revenue Service positions, will not differ from Management's assessments. Whenever practicable, Management consults with outside experts (attorneys, independent accountants, claims administrators, etc.) to assist with the gathering and evaluation of information related to contingent liabilities.

BUSINESS COMBINATIONS

Trustmark’s strategic acquisition program is based on efforts to evaluate opportunities to expand and invest in higher-growth markets by implementing market-specific business initiatives. This approach is designed to maximize financial profitability, bolster growth prospects and enhance shareholder value. In the first quarter of 2004, Trustmark entered the dynamic Houston banking market with the purchase of five branch offices from Allied Houston Bank. The Houston MSA is among the largest and highest-growth markets in the country. In December 2004, Trustmark continued to expand insurance services, as well as its presence in the Florida Panhandle, with the acquisition of Fisher-Brown, Incorporated, Northwest Florida’s leading insurance agency, headquartered in Pensacola, with offices in Milton, Fort Walton, Destin and Panama City. This transaction enhances Trustmark’s strategic goal of becoming a more diversified financial services organization. For more information on these business combinations, please refer to Note 3 of the Notes to the Consolidated Financial Statements.

RESULTS OF OPERATIONS

Net Interest Income
Net interest income is the principal component of Trustmark’s income stream and represents the difference, or spread, between interest and fee income generated from earning assets and the interest expense paid on deposits and borrowed funds. Fluctuations in interest rates, as well as volume and mix changes in earning assets and interest-bearing liabilities, can materially impact net interest income. The net interest margin (NIM) is computed by dividing fully taxable equivalent net interest income by average interest-earning assets and measures how effectively Trustmark utilizes its interest-earning assets in relationship to the interest cost of funding them. The accompanying Yield/Rate Analysis Table shows the average balances for all assets and liabilities of Trustmark and the interest income or expense associated with earning assets and interest-bearing liabilities. The yields and rates have been computed based upon interest income and expense adjusted to a fully taxable equivalent (FTE) basis using a 35% federal marginal tax rate for all periods shown. Nonaccruing loans have been included in the average loan balances, and interest collected prior to these loans having been placed on nonaccrual has been included in interest income. Loan fees included in interest associated with the average loan balances are immaterial.

Net interest income-FTE for 2005 increased $784 thousand, or 0.3%, when compared with 2004. Increases in the target fed funds rate of 325 basis points throughout 2004 and 2005 resulted in increased interest income-FTE and interest expense. While interest expense on interest-bearing liabilities, primarily federal funds purchased, repurchase agreements and borrowings, increased substantially, the increase in interest income on earning assets was sufficient to offset the additional interest expense. The combination of these factors resulted in an increase in the NIM of one basis point, to 3.84%, when 2005 is compared with 2004. For additional discussion, see Market/Interest Rate Risk Management included later in the Management’s Discussion and Analysis.

Average interest-earning assets for 2005 were $7.413 billion, compared with $7.416 billion for 2004, a decrease of $3.0 million. Growth in average loans, which increased $489.5 million, or 9.3%, was offset by a decrease in average securities of $496.8 million, or 23.6%, when 2005 and 2004 are compared. Since the fourth quarter of 2003, Management has been adjusting the balance sheet in anticipation of the risk of rising interest rates. This strategy has been well founded, as short-term rates have risen significantly over that time period. However, the upward shift in the short-term rates without a proportionate upward shift in long-term rates has diminished the profitability of holding long-term assets. If ignored, persistent interest rate behavior of this nature could lead to significant negative impact on the net interest margin. In preparation for potential adverse risks to the net interest margin, Management implemented a strategy of exiting certain assets and reducing balances of funding sources that would bear the highest costs in such a rate environment. This began in the fourth quarter of 2004, with the sale of $304 million in mortgage-related and U. S. Treasury securities and continued during the second quarter of 2005, when Trustmark sold $256 million in U. S. Government Agency and U. S. Treasury securities. Projected funding costs to carry these investments to their remaining maturity may have generated a greater negative net interest margin impact than the actual losses incurred at sale. Proceeds from these sales were used to reduce balances of higher-cost funding sources. In addition, the flat yield curve experienced during 2005, along with expectations of higher rates provided limited opportunity to carry securities profitably; therefore, Management utilized the liquidity generated by maturing securities to fund additional loan growth as well as reduce balances of higher-cost funding sources during that time period.

The rising interest rate environment positively impacted yields on average earning assets as seen by the improvement from 5.03% during 2004 to 5.72% for 2005, an increase of 69 basis points. The combination of larger loan balances and higher interest rates resulted in an increase in interest income-FTE during 2005 of $51.3 million, or 13.8%, when compared with 2004.

Average interest-bearing liabilities for 2005 totaled $6.063 billion, compared with $6.094 billion for 2004, a decrease of $31.1 million, or 0.5%. Average interest-bearing deposits and short-term borrowings increased $394.6 million during 2005 offsetting decreases of $425.8 million in federal funds purchased, repurchase agreements and long-term FHLB advances.  Management has made a concerted effort to promote funding from growth in core deposits, rather than other higher-cost funding sources, as a major component in improving the net interest margin and, ultimately, profitability.

The rising interest rate environment also impacted yields on interest-bearing liabilities as seen in the increase in rates on interest-bearing deposits (53 basis points), federal funds purchased and repurchase agreements (163 basis points) and borrowings (166 basis points) when 2005 and 2004 are compared. As a result of these factors, total interest expense for 2005 increased $50.5 million, or 56.9%, when compared with 2004.

Net interest income-FTE for 2004 increased $5.9 million, or 2.1%, when compared with 2003, primarily resulting from additional earning asset growth. This growth was somewhat hampered by a declining net interest margin resulting from lower yielding assets. Continued prepayments of mortgage related securities and a customer preference for lower-yielding adjustable rate loans contributed to these lower yields during an environment of low interest rates. Adjustable rate loans, which have a better potential profile to rising rates, would generally have a lower current yield than a comparable fixed rate product, thus having an initial negative impact to interest income. Interest expense remained well controlled in spite of an increase in the target fed funds rate of 125 basis points during 2004. The combination of these factors resulted in a decline in the NIM during 2004 of 28 basis points when compared with 2003.

Average interest-earning assets for 2004 were $7.416 billion, compared with $6.761 billion for 2003, an increase of $655.1 million, or 9.7%. Without the Emerald Coast and Allied Houston branch purchases, the increase in average interest-earning assets for 2004 is $339.2 million, or 5.0%. Growth for 2004 is primarily seen in average loans, which increased 9.5% (3.0% without Emerald Coast and Allied Houston) when compared with 2003, and average securities, which increased 10.2% when 2004 is compared with 2003. However, the continued low interest rate environment negatively impacted yields, as the yield on average earning assets dropped from 5.43% during 2003 to 5.03% for 2004, a decrease of 40 basis points. The combination of these factors resulted in an increase in interest income-FTE during 2004 of $5.0 million, or 1.4%, when compared with 2003.

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

Yield/Rate Analysis Table
($ in thousands)
	Years Ended December 31,
	2005			2004			2003
	Average		Yield/	Average		Yield/	Average		Yield/
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate
Assets
Interest-earning assets:
Federal funds sold and securities purchased
under reverse repurchase agreements	$31,399	$994	3.17%	$27,118	$417	1.54%	$25,174	$287	1.14%
Securities available for sale:
Taxable	1,268,472	46,929	3.70%	1,879,324	57,680	3.07%	1,518,170	45,566	3.00%
Nontaxable	62,970	4,545	7.22%	70,107	5,184	7.39%	67,188	5,280	7.86%
Securities held to maturity:
Taxable	188,133	9,639	5.12%	70,585	4,099	5.81%	236,994	19,766	8.34%
Nontaxable	91,592	6,924	7.56%	87,944	6,804	7.74%	90,755	7,082	7.80%
Loans (including loans held for sale)	5,770,178	354,973	6.15%	5,280,640	298,518	5.65%	4,822,350	289,672	6.01%
Total interest-earning assets	7,412,744	424,004	5.72%	7,415,718	372,702	5.03%	6,760,631	367,653	5.43%
Cash and due from banks	336,238			331,980			296,724
Other assets	535,346			485,983			426,157
Allowance for loan losses	(68,395)			(74,191)			(74,890)
Total Assets	$8,215,933			$8,159,490			$7,408,622

Liabilities and Shareholders' Equity
Interest-bearing liabilities:
Interest-bearing demand deposits	$1,088,107	15,275	1.40%	$1,312,071	13,696	1.04%	$1,134,243	11,938	1.05%
Savings deposits	1,262,059	10,692	0.85%	967,674	3,039	0.31%	832,490	3,429	0.41%
Time deposits	1,992,358	55,993	2.81%	1,771,979	38,388	2.17%	1,676,700	43,960	2.62%
Federal funds purchased and securities sold
under repurchase agreements	668,389	19,138	2.86%	887,596	10,881	1.23%	947,050	10,255	1.08%
Short-term borrowings	892,570	32,656	3.66%	788,737	12,746	1.62%	391,366	6,041	1.54%
Long-term FHLB advances	159,103	5,502	3.46%	365,659	9,988	2.73%	472,819	13,935	2.95%
Total interest-bearing liabilities	6,062,586	139,256	2.30%	6,093,716	88,738	1.46%	5,454,668	89,558	1.64%
Noninterest-bearing demand deposits	1,310,597			1,273,889			1,216,523
Other liabilities	90,353			65,985			62,288
Shareholders' equity	752,397			725,900			675,143
Total Liabilities and Shareholders' Equity	$8,215,933			$8,159,490			$7,408,622

Net Interest Margin		284,748	3.84%		283,964	3.83%		278,095	4.11%

Less tax equivalent adjustments:
Investments		4,014			4,196			4,327
Loans		4,293			4,151			3,938
Net Interest Margin per Annual Report		$276,441			$275,617			$269,830

Provision for Loan Losses
The provision for loan losses is determined by Management as the amount necessary to adjust the allowance for loan losses to a level which, in Management’s best estimate, is necessary to absorb probable losses within the existing loan portfolio. The provision for loan losses during 2005 totaled an expense of $19.5 million compared with a benefit of $3.1 million during 2004 and an expense of $9.8 million during 2003. In the aftermath of Hurricane Katrina, Trustmark identified customers impacted by the storm in an effort to estimate the loss of collateral value and customer payment abilities. As a result of customer surveys, collateral inspections and review of risk characteristics, Trustmark increased its allowance for loan losses through provision for loan losses by $9.8 million on a pre-tax basis. These charges are based on Management’s estimates, assumptions and judgments based on available information; accordingly, as this information changes, actual results could differ from those estimates. During the fourth quarter of 2004, Trustmark recorded a release of $9.4 million to the allowance for loan losses resulting from changes in estimates to specific factors for pooled loans and a specific class of commercial loans, both of which experienced positive trends in loss experience. As a percentage of average loans, the provision was 0.34% for 2005, -0.06% for 2004 and 0.20% for 2003. See the section captioned “Loans and Allowance for Loan Losses” elsewhere in this discussion for further analysis of the provision for loan losses. In addition, for more information on the provision for loan losses, please refer to Note 6 of the Notes to the Consolidated Financial Statements.

Noninterest Income
Total noninterest income for 2005 increased $19.1 million, or 15.4%, compared to 2004, while total noninterest income for 2004 decreased $12.3 million, or 9.0%, compared to 2003. The comparative components of noninterest income for the years ended December 31, 2005, 2004 and 2003, are shown in the accompanying table.

The single largest component of noninterest income continues to be service charges for deposit products and services, which decreased $5.3 million, or 9.3%, during 2005 after an increase of $1.9 million, or 3.5%, during 2004. Included in the decrease for 2005 are $2.1 million of lost service charges and NSF fees related to the impact of Hurricane Katrina. In addition, during 2005, Trustmark also experienced a decline in fees earned on deposit accounts as a result of increased usage of accounts that do not charge a monthly service fee. An additional component of the decrease during 2005 relates to increases in earnings credits earned by commercial depositors, which has negatively impacted the overall service charges earned on these accounts.  The earnings credit rate is the value given to deposits maintained by commercial customers. Because interest rates have trended upward during the last two years, these deposit balances have become more valuable and are yielding a higher earnings credit rate relative to 2004. As a result, customers are able to pay for more of their services with earnings credits applied to their deposit balances rather than through fees. A general trend in the usage of electronic transactions, which carry lower processing fees, has also impacted service charges as well as reduced the opportunity to collect NSF and overdraft fees. Increased revenues from service charges for deposit products and services for 2004 can be attributed to the impact of revenue enhancement initiatives implemented during that year as well as the full year impact of increased NSF and overdraft fees implemented during the third quarter of 2003.

Insurance commissions were $33.0 million during 2005, compared with $17.8 million in 2004 and $17.7 million in 2003. The increase in insurance commissions is primarily due to the Fisher-Brown acquisition, which occurred during the fourth quarter of 2004 and contributed approximately $15.0 million, or 99.0% of the increase. Trustmark’s revenues for the first half of 2005 from insurance services are ranked 33rd in the country for bank-owned insurance agencies as determined by an analysis performed by Michael White Associates in conjunction with the American Bankers Insurance Association.

Wealth management income was $21.6 million during 2005, compared with $20.3 million in 2004 and $19.5 million in 2003. Wealth management consists of income related to investment management, trust and brokerage services, including income generated from Trustmark Securities, Inc. and Trustmark Investment Advisors, Inc. The growth in wealth management income during 2005 and 2004 is largely attributed to an increase in trust and investment management fee income resulting from new account growth and asset appreciation on existing accounts. In addition, the increased presence of wealth management teams in Florida, Houston and Memphis and the creation of the Wealth Management Center in Jackson have begun to have a positive impact on revenues. At December 31, 2005, Trustmark held assets under management and administration of $6.647 billion and brokerage assets of $1.368 billion.

Retail banking--other totaled $20.8 million during 2005, compared with $18.5 million in both 2004 and 2003. Retail banking--other income consists primarily of fees on various bank products and services as well as bankcard fees and safe deposit box fees. The major component of bankcard fees involves interchange income earned on electronic transactions related to debit cards and ATMs. In 2005, interchange income increased $1.1 million, or 12.4%, primarily due to growth in the volume of Express Check cards outstanding and the number of transactions processed. Trustmark now has over 260,000 Express Cards outstanding which achieved a transaction volume exceeding 13.4 million during 2005. In addition, PULSE Electronic Funds Transfer (EFT) fees earned during 2005 increased $571 thousand, or 44.7%, when compared with 2004, as Trustmark achieved lower transaction costs per item resulting from a renegotiation of its contract and increased transaction volumes from customer acceptance of electronic payment products. Trustmark earns EFT fees from both incoming and outgoing transactions initiated at Trustmark ATMs or from online point of sale activity in the retail marketplace. PULSE has been selected by Trustmark as its national electronic clearing network.

Noninterest Income
($ in thousands)
	2005		2004		2003
	Amount	% Change	Amount	% Change	Amount	% Change
Service charges on deposit accounts	$51,019	-9.3%	$56,274	3.5%	$54,351	8.6%
Insurance commissions	33,006	85.4%	17,807	0.7%	17,679	19.5%
Wealth management	21,579	6.2%	20,319	4.3%	19,479	-6.6%
Retail banking--other	20,835	12.8%	18,467	-0.2%	18,506	5.8%
Mortgage banking, net	5,845	-31.8%	8,571	21.6%	7,049	645.9%
Other, net	14,467	100.0%	7,233	3.1%	7,015	n/m
Securities (losses) gains	(3,644)	n/m	(4,643)	n/m	12,231	-9.9%
Total Noninterest Income	$143,107	15.4%	$124,028	-9.0%	$136,310	16.5%
n/m - not meaningful

Net revenues from mortgage banking were $5.8 million during 2005, compared with $8.6 million in 2004 and $7.0 million in 2003. As shown in the accompanying table, net mortgage servicing income has remained constant over the three-year period ended December 31, 2005, resulting from consistent balances in the mortgage servicing portfolio. Loans serviced for others totaled $3.7 billion at December 31, 2005, and $3.4 billion at December 31, 2004 and 2003. As a result, the factors that drive the change in mortgage banking income are primarily those factors that are sensitive to changes in interest rates such as amortization and impairment of mortgage servicing rights as well as gains on sales of loans.

Amortization of mortgage servicing rights decreased to $10.5 million for 2005 when compared with $11.8 million for 2004, as the expected life of the portfolio has lengthened in response to a rise in interest rates from the historically low environment of the first quarter of 2004. As a direct result of Hurricane Katrina, the recovery of mortgage servicing rights shown in the table below were reduced by $1.8 million for estimated prepayments on mortgages serviced in the affected areas. Future changes in amortization and impairment of mortgage servicing rights will continue to be closely tied to fluctuations in long-term mortgage rates. Gains on sales of loans decreased from $4.3 million during 2004 to $1.2 million during 2005. The overall total of loan sales from secondary marketing activities increased from $844.5 million in 2004 to $928.2 million in 2005; however, the interest rate environment experienced during 2005 presented fewer gain-on-sale opportunities when compared to the first half of 2004. The impact of Hurricane Katrina resulted in losses on sales of loans of $770 thousand, which further reduced the gain on sale of loans for 2005. Mortgage lending income was also reduced by $728 thousand during 2005 as a result of additional hurricane-related charges. These charges were primarily related to loans held for sale.

For 2004, the primary factor for the increase in mortgage banking income was a reduction in amortization and impairment of mortgage servicing rights. During 2004, amortization expense for mortgage servicing rights was $11.8 million compared with $14.5 million for 2003. In addition, Trustmark also recognized a $2.8 million recovery of impairment charges during 2004 compared with impairment charges of $3.4 million during 2003. A trend of rising interest rates during 2004 slowed prepayments, which extended the expected life of the mortgage servicing portfolio and resulted in a decrease in amortization while also reducing the impairment of existing mortgage servicing rights. Offsetting improvements in amortization and impairment of mortgage servicing rights were a reduction in gains on sales of mortgage loans, which totaled $4.3 million during 2004 compared to $13.8 million for 2003, a decrease of $9.5 million. The overall total of loan sales from secondary marketing activities declined from $1.481 billion during 2003 to $844.5 million in 2004, as a sporadic rate environment affected both the pricing of loans as well as consumer demand.

The following table illustrates the components of mortgage banking included in noninterest income in the accompanying income statements:

Mortgage Banking Income
($ in thousands)
	2005	2004	2003
Mortgage servicing income	$16,915	$16,864	$16,826
Mortgage guaranty fees	(4,504)	(4,395)	(4,512)
Mortgage servicing, net	12,411	12,469	12,314
Amortization of mortgage servicing rights	(10,465)	(11,826)	(14,515)
Recovery (impairment) of mortgage
servicing rights, net	2,043	2,791	(3,387)
Gain on sales of loans	1,218	4,283	13,796
Other, net	638	854	(1,159)
Mortgage banking, net	$5,845	$8,571	$7,049

Net revenues from other noninterest income were $14.5 million during 2005, compared with $7.2 million in 2004 and $7.0 million in 2003. During the third quarter of 2005, Trustmark evaluated its strategic alternatives in payment processing systems and selected NOVA Information systems as its provider of card processing services for its commercial merchant services customers. In connection with this alliance, Trustmark sold its existing payment processing portfolio for a pre-tax gain of $5.75 million.

Securities losses totaled $3.6 million during 2005 and $4.6 million during 2004 compared with securities gains of $12.2 million during 2003. The losses for 2005 primarily resulted from the sale of $256 million in U.S. Government Agency and U.S. Treasury securities during the second quarter. The sale of these securities resulted from an intentional reduction in the investment portfolio due to the declining profitability of holding longer-term investment securities. During 2004, Trustmark incurred a loss of $4.7 million on sales of $303.5 million in available for sale (AFS) securities. Securities sold were comprised of mortgage related and U.S. Treasury issues. Proceeds were initially used to pay down interest rate sensitive wholesale funding. During 2003, significant price changes in certain AFS portfolio securities enabled Trustmark to sell securities with a total fair value of $290.1 million, which provided the opportunity to restructure a portion of the portfolio to reduce price volatility in an extremely low interest rate cycle. Management considers the investment portfolio an integral tool in the management of interest rate risk.

Noninterest Expense
Trustmark’s noninterest expense for 2005 increased $18.0 million, or 8.0%, compared to 2004, while total noninterest expense for 2004 increased $10.4 million, or 4.8%, compared to 2003. The comparative components of noninterest expense for 2005, 2004 and 2003 are shown in the accompanying table.

Salaries and employee benefits, the largest category of noninterest expense, were $149.8 million in 2005, $132.8 million in 2004 and $129.1 million in 2003. The increase of 12.8% in 2005 reflects general merit increases, the higher cost of performance-based incentive payments, additional costs of pension and other postretirement benefit plans as well as the full year impact of the Fisher-Brown business combination. Eliminating the impact of this business combination, salaries and employee benefits for 2005 grew $8.8 million, or 6.7%, when compared to 2004. Partially offsetting increases in personnel costs was a net decrease in the number of full-time equivalent employees, from 2,598 at December 31, 2004, to 2,582 at the end of 2005. Salaries and employee benefits for 2004 grew $3.7 million, or 2.9%, when compared to 2003, primarily from merit salary increases and additional compensation expense related to Trustmark’s adoption of SFAS No. 123, “Accounting for Stock-Based Compensation.” Trustmark’s full-time equivalent employees were 2,356 at December 31, 2003.

Services and Fees for 2005 decreased $1.2 million, or 3.5%, compared to 2004. Key components of the decrease during 2005 included declines in professional service fees (down $769 thousand) and other outside services and fees (down $747 thousand). Decreases in these fees resulted from an increase in efficiency in testing of internal controls as required by the Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley), which allowed for lower professional and audit-related fees. These expenses were partially offset by an increase in maintenance on software (up $351 thousand) as well as processing charges (up $694 thousand). Services and fees for 2004 totaled $35.2 million compared to $31.3 million for 2003, an increase of 12.6%. The increase in 2004 is attributed to professional and audit-related fees resulting from the implementation of requirements under Sarbanes-Oxley as well as growth in consulting and communication expense.

Noninterest Expense
($ in thousands)
	2005		2004		2003
	Amount	% Change	Amount	% Change	Amount	% Change
Salaries and employee benefits	$149,817	12.8%	$132,799	2.9%	$129,114	6.2%
Services and fees	34,003	-3.5%	35,240	12.6%	31,283	-3.5%
Net occupancy--premises	15,280	1.7%	15,023	17.2%	12,817	6.0%
Equipment expense	15,180	1.2%	15,007	0.1%	14,989	-0.6%
Other expense	28,996	6.4%	27,240	2.1%	26,684	-4.1%
Total Noninterest Expense	$243,276	8.0%	$225,309	4.8%	$214,887	2.8%

The growth in net occupancy-premises expense and equipment expense remained well controlled during 2005. Net occupancy-premises expense for 2005 increased $257 thousand, or 1.7%, when compared with 2004, while equipment expense for 2005 increased $173 thousand, or 1.2%, when compared to the previous year. Management considers expense management a key area of focus in the support of improving shareholder value. During 2004, net occupancy-premises expense increased $2.2 million, or 17.2%. This increase is attributable to additional occupancy costs associated with facilities acquired in the Emerald Coast and Allied Houston branch purchases.

During 2005, other expense increased $1.8 million, or 6.4%. The primary factors in this growth are additional processing and collection costs associated with increased loan volume as well as a complete year of amortization of the insurance intangibles resulting from the Fisher-Brown acquisition. In addition, other expense for 2005 includes $537 thousand of Hurricane Katrina-related expenses.

Income Taxes
For the year ended December 31, 2005, Trustmark’s combined effective tax rate was 34.3%, compared with 34.2% for 2004 and 34.7% for 2003. The slight increase in Trustmark’s effective tax rate for 2005 is due to immaterial changes in permanent items as a percentage of pretax income.

SEGMENT INFORMATION

Results of Segment Operations
Trustmark’s operations are managed along three operating segments: general banking division, insurance division and the wealth management division. The administration segment incorporates Trustmark’s treasury function with various nonallocated corporate operation business units. A description of each segment and the methodologies used to measure financial performance is described in Note 19 - Segment Information in the accompanying Notes to the Consolidated Financial Statements included elsewhere in this report. Net income by operating segment is presented below ($ in thousands):

	2005	2004	2003
General Banking	$109,545	$107,072	$111,385
Insurance	6,159	3,180	3,900
Wealth Management	4,649	4,266	4,335
Administration	(17,402)	2,191	(1,090)
Consolidated Net Income	$102,951	$116,709	$118,530

General Banking
Net income for 2005 increased by $2.5 million, or 2.3%, compared with 2004, while 2004 net income decreased by $4.3 million, or 3.9%, compared with 2003. The 2005 increase primarily resulted from an increase in net interest income of $16.1 million, offset by an increase in the provision for loan losses of $10.6 million, resulting in an increase in net interest income after provision for loan losses of $5.5 million. Impacting the 2004 decrease was flat net interest income offset by an increase in noninterest expenses of $8.9 million which was the result of business combinations.

In 2005, average earning asset growth totaled $482 million, while loan yields increased by 52 basis points, resulting in a gross increase in net interest income excluding internal funding costs of $31.4 million, or 13.3%. This gross increase on earning asset growth was offset by internal funding costs of $15.3 million to fund the loan growth and resulted in a net increase in net interest income of $16.1 million. Offsetting the net interest income increase was the loan loss provision for 2005, which totaled $7.8 million, compared to a negative provision in 2004 of $2.8 million. The change in the provision for 2005 is the direct result of a release of $9.4 million to the allowance for loan losses, which occurred in the fourth quarter of 2004. As a result of these items, net interest income after the provision for loan losses increased by $5.4 million, or 2.3%.

In 2004, net interest income decreased $12.6 million, or 5.1%, compared to an increase of $10.4 million, or 4.4%, in 2003. In 2004, net interest income generated from loans and deposits increased by $15.2 million; which offset a decrease in internal funding of $27.7 million. Loan growth of $457 million and lower deposit cost during 2004 drove the increase in net interest income, while a reduction in the internal funding rate paid on transactional deposits decreased internal funding. The provision for loan losses equaled a benefit of $2.8 million in 2004, compared to an expense of $9.4 million in 2003. As previously mentioned, Trustmark released $9.4 million to the general banking allowance for loan losses in the fourth quarter of 2004. This resulted from changes in estimates to specific factors for certain classifications of loans that had experienced positive trends in loss experience.

Noninterest expenses totaled $166.2 million in 2005 compared to $161.1 million in 2004 and $152.2 million in 2003. The growth in noninterest expense totaled $5.0 million, or 3.1% in 2005, and $8.9 million in 2004. The increase in noninterest expenses for 2004 was primarily the result of business combinations.

Insurance
Net income increased $3.0 million, or 93.7%, in 2005, compared to a decrease of $720 thousand, or 18.5%, in 2004. On December 1, 2004, Trustmark acquired Fisher-Brown, Incorporated, located in Pensacola, Florida, which accounted for the significant growth in 2005. In 2004, the insurance segment experienced a decline in revenues of approximately $1.3 million, excluding revenues from the acquired Fisher-Brown agency. This decline in revenues resulted from the migration of a significant line of business caused by competitive pricing concessions.

Wealth Management
Net income growth for 2005 was $383 thousand, or 9.0%, compared to a slight decline in 2004 of $69 thousand, or 1.6%. Wealth management revenues are primarily fee generated. In 2005 and 2004, total noninterest income grew by $1.4 million, or 6.7%, and $910 thousand, or 4.6%, respectively. Offsetting the fee-based revenues was a decrease in net interest income of $447 thousand in 2005 and $967 thousand in 2004, which resulted from compression in the net interest margin within wealth management’s private banking sector.

Administration
The administration segment contains the treasury function, which is responsible for Trustmark’s investment portfolio, as well as its asset liability management. As a result, administration contains interest income from the investment portfolio and net internal funding costs from Trustmark’s other segments. Also included in administration are other operational support units whose noninterest expenses are not allocated to other segments. Net income for the administrative segment decreased by $19.6 million in 2005 compared with an increase of $3.3 million in 2004.

The 2005 decrease in net income for the administration segment is the result of two factors. First, net interest income excluding internal funding reserves decreased by $29.8 million, which was the direct result of decreasing the average investment portfolio by $496.8 million. Offsetting this decrease was an increase in internal funding revenues from other segments of $15.0 million. This increase in internal funding can be attributed to net asset growth within the segments for 2005. Secondly, an additional allocation to the allowance for loan losses related to Hurricane Katrina increased the provision for loan losses by $9.8 million. Because of the significance of this single item and the potential impact to performance thresholds utilized in Trustmark’s incentive programs, Management determined that this item would not be considered as an additional provision for loan losses of the general banking division and would be charged to the administrative division due to its unusual nature.

The 2004 increase in administration's net income of $3.3 million is the result of two factors. The primary factor in this growth was an increase in net interest income of $19.3 million resulting from a strategic change to internal funding charges for other segments offset by a reduction in interest income on the investment portfolio. This was offset by a $4.6 million loss recognized on the sale of investment securities in 2004 compared to a gain of $12.2 million in 2003.

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

The primary source of liquidity on the asset side of the balance sheet are maturities and cash flows from both loans and securities, as well as the ability to sell certain loans and securities. Liquidity on the liability side of the balance sheet is generated primarily through growth in core deposits. To provide additional liquidity, Trustmark utilizes economical short-term wholesale funding arrangements for federal funds purchased and securities sold under repurchase agreements in both regional and national markets. At December 31, 2005, Trustmark estimated gross fed funds borrowing capacity at $1.392 billion, compared to $1.137 billion at December 31, 2004. In addition, Trustmark maintains a borrowing relationship with the FHLB, which provided $475.0 million in short-term advances and $5.7 million in long-term advances at December 31, 2005, compared with $650.0 million in short-term advances and $180.9 million in long-term advances at December 31, 2004. These advances are collateralized by a blanket lien on Trustmark’s single-family, multi-family, home equity and commercial mortgage loans. Under the existing borrowing agreement, Trustmark has $1.284 billion available in unused FHLB advances. Another borrowing source is the Federal Reserve Discount Window (Discount Window). At December 31, 2005, Trustmark had approximately $558.4 million available in collateral capacity at the Discount Window from pledges of auto loans and securities, compared with $597.5 million available at December 31, 2004. In September 2004, Trustmark entered into a two-year revolving credit arrangement enabling borrowings of up to $50.0 million, subject to certain financial covenants. At December 31, 2005, Trustmark was in compliance with all financial covenants and had borrowings on this line of credit that totaled $11.0 million.

During 2003, Trustmark filed a registration statement on Form S-3 with the Securities and Exchange Commission (SEC) utilizing a “shelf” registration process. Under this shelf process, Trustmark may offer from time to time any combination of securities described in the prospectus in one or more offerings up to a total amount of $200 million. The securities described in the prospectus include common and preferred stock, depositary shares, debt securities, junior subordinated debt securities and trust preferred securities. Net proceeds from the sales of the offered securities may be used to redeem or repurchase outstanding securities, repay outstanding debt, finance acquisitions of companies and other assets and provide working capital.

The Board of Directors currently has the authority to issue up to 20 million preferred shares with no par value. The ability to issue preferred shares in the future will provide Trustmark with additional financial and management flexibility for general corporate and acquisition purposes. At December 31, 2005, no such shares have been issued.

Liquidity position and strategy are reviewed regularly by the Asset/Liability Committee and continuously adjusted in relationship to Trustmark’s overall strategy. Management believes that Trustmark has sufficient liquidity and capital resources to meet presently known cash flow requirements arising from ongoing business transactions.

CAPITAL RESOURCES

At December 31, 2005, Trustmark’s shareholders’ equity was $741.5 million, a decrease of $8.9 million, or 1.2%, from its level at December 31, 2004. This decrease is primarily related to dividends of $45.8 million, shares repurchased at a cost of $60.9 million and a net increase in accumulated other comprehensive loss of $9.4 million being offset by net income of $103.0 million for 2005. Management will continue to hold sufficient capital to provide for growth opportunities, protect the balance sheet against sudden adverse market conditions and maintain an attractive return on equity to shareholders.

Common Stock Repurchase Program
At December 31, 2005, Trustmark had remaining authorization for the repurchase of up to 3.6 million shares of its common stock. In October 2005, the Board of Directors authorized the repurchase of up to an additional 5%, or approximately 2.8 million shares, of the Corporation’s common stock. Collectively, the capital management plans adopted by Trustmark since 1998 have authorized the repurchase of 24.3 million shares of common stock. Pursuant to these plans, Trustmark has repurchased approximately 20.7 million shares for $460.4 million, including 181 thousand shares during the fourth quarter of 2005 and 2.2 million shares for the year ended December 31, 2005.

Dividends
Dividends for the year ended December 31, 2005, were $0.81 per share, increasing 5.2% when compared with dividends of $0.77 per share for the prior year. During October 2005, the Board of Directors of Trustmark announced a 5.0% increase in its regular quarterly dividend to $0.21 per share from $0.20 per share. The Board declared the dividend payable on December 15 to shareholders of record as of December 1, 2005. This action raises the indicated annual dividend rate to $0.84 per share from $0.80 per share.

Regulatory Capital
Trustmark and TNB are subject to minimum capital requirements, which are administered by various federal regulatory agencies. These capital requirements, as defined by federal guidelines, involve quantitative and qualitative measures of assets, liabilities and certain off-balance sheet instruments. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the financial statements of both Trustmark and TNB. Trustmark aims not only to exceed the minimum capital standards but also the well-capitalized guidelines for regulatory capital. Management believes, as of December 31, 2005, that Trustmark and TNB have met or exceeded all of the minimum capital standards for the parent company and its primary banking subsidiary as established by regulatory requirements. At December 31, 2005, the most recent notification from the Office of the Comptroller of the Currency (OCC), TNB’s primary federal banking regulator, categorized TNB as well capitalized. To be categorized in this manner, TNB must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios (defined in applicable regulations) as set forth in the accompanying table. There are no significant conditions or events that have occurred since the OCC’s notification that Management believes have affected TNB’s present classification.

Regulatory Capital Table
($ in thousands)
	December 31, 2005
	Actual Regulatory Capital		Minimum Regulatory Capital Required		Minimum Regulatory Provision to be Well Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital (to Risk Weighted Assets)
Trustmark Corporation	$657,103	10.78%	$487,546	8.00%	n/a	n/a
Trustmark National Bank	630,645	10.52%	479,743	8.00%	$599,678	10.00%
Tier 1 Capital (to Risk Weighted Assets)
Trustmark Corporation	$580,918	9.53%	$243,773	4.00%	n/a	n/a
Trustmark National Bank	556,571	9.28%	239,871	4.00%	$359,807	6.00%
Tier 1 Capital (to Average Assets)
Trustmark Corporation	$580,918	7.19%	$242,419	3.00%	n/a	n/a
Trustmark National Bank	556,571	7.02%	237,983	3.00%	$396,638	5.00%

EARNING ASSETS

Earning assets serve as the primary revenue streams for Trustmark and are comprised of securities, loans, federal funds sold and securities purchased under resale agreements. At December 31, 2005, earning assets were $7.507 billion, or 89.5% of total assets, compared with $7.235 billion, or 89.8% of total assets at December 31, 2004, an increase of $272.6 million, or 3.8%.

Securities
Interest-bearing investment securities are held to provide a stable alternative source of interest income and to collateralize public deposits and repurchase agreements. Trustmark’s portfolio of investment securities also supports liquidity and profitability strategies and may be used to offset potential market risks in the various financial reporting segments. The primary objective of the investment portfolio is to make an adequate contribution to net interest income. Management evaluates this contribution in relation to potential adverse market value risk that may impact strategic flexibility, liquidity or future earnings. During the fourth quarter of 2004, Management implemented a strategy of exiting certain assets and reducing balances of funding sources that would bear the highest costs in a rising interest rate environment. This strategy is illustrated by the sale of $304 million in mortgage-related and U. S. Treasury securities during the fourth quarter of 2004, which generated losses of $4.7 million and continued during the second quarter of 2005, when Trustmark sold $256 million in U. S. Government Agency and U. S. Treasury securities, which incurred losses of $4.0 million. The average maturity of these securities was 2.14 years with an average book yield of 2.94%. Management believes projected funding costs to carry these investments to their remaining maturities may have generated a greater negative margin impact than the actual losses incurred at sale. Proceeds from sales were used to reduce balances of higher-cost funding sources and as a funding source for loan growth.  During 2005, Trustmark continued to deemphasize the holding of investment securities as seen by the decrease in overall balance of $380.4 million, or 22.2%, when compared to December 31, 2004. Trustmark intends to maintain lower balances in investment securities and reduce dependency on wholesale funding until market conditions provide more attractive opportunities.

The securities portfolio can serve as a powerful tool that Management uses to control exposure to interest rate risk. Interest rate risk can be adjusted by altering both the duration of the portfolio and the balance of the portfolio. Trustmark has maintained a strategy of offsetting potential exposure to higher interest rates by keeping both the duration and the balances of investment securities at relatively low levels. The estimated duration of the portfolio was 2.50 years at December 31, 2005, as compared to 2.47 years at December 31, 2004.

AFS securities are carried at their estimated fair value with unrealized gains or losses recognized, net of taxes, in accumulated other comprehensive loss, a separate component of shareholders’ equity. At December 31, 2005, AFS securities totaled $1.042 billion, which represented 77.9% of the securities portfolio, compared to $1.580 billion, or 92.0%, at December 31, 2004. At December 31, 2005, unrealized losses on AFS securities of $16.4 million, net of $6.3 million of deferred income taxes, were included in accumulated other comprehensive loss, compared with unrealized losses of $2.2 million, net of $841 thousand in deferred income taxes, at December 31, 2004. At December 31, 2005, AFS securities consisted of U.S. Treasury securities, obligations of states and political subdivisions, mortgage related securities, corporate securities and other securities, primarily Federal Reserve Bank and FHLB stock.

Held to maturity (HTM) securities are carried at amortized cost and represent those securities that Trustmark both intends and has the ability to hold to maturity. At December 31, 2005, HTM securities totaled $294.9 million and represented 22.1% of the total portfolio, compared with $136.8 million, or 8.0%, at the end of 2004.

During the third quarter of 2005, Trustmark moved $4.5 million in book value of held to maturity (HTM) securities to available for sale (AFS) as allowed by paragraph 8 of SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” These securities were general obligation municipal bonds issued by seven different entities along the Mississippi Gulf Coast that incurred serious damage by Hurricane Katrina. These entities are facing severe fiscal and economic strain, which has resulted in a material deterioration in their financial stability, at least in the short-term. Transferring these securities to AFS has provided a more transparent impact of the current value of the bonds in Trustmark’s consolidated financial statements, which has given Management more flexibility in managing the exposure to these entities as additional information emerges on their creditworthiness.

Management continues to focus on asset quality as one of the strategic goals of the securities portfolio, which is evidenced by the investment of approximately 84% of the portfolio in U.S. Treasury, U.S. Government agencies obligations and other AAA rated securities.

Loans and Allowance for Loan Losses
Loans and loans held for sale represented 80.5% of earning assets at December 31, 2005, compared with 75.1% at December 31, 2004. At December 31, 2005, loans totaled $5.893 billion, a 10.6% increase from its level of $5.330 billion at December 31, 2004, due in part to growth in Trustmark’s Florida Gulf Coast, Houston offices, Dealer Services, Residential Real Estate and Corporate Lending portfolios.

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

The allowance for loan losses is established through provisions for estimated loan losses charged against earnings. The allowance for loan losses is maintained at a level believed adequate by Management, based on estimated probable losses within the existing loan portfolio. Trustmark’s allowance for loan loss methodology is based on guidance provided by the SEC Staff Accounting Bulletin No. 102, “Selected Loan Loss Allowance Methodology and Documentation Issues,” as well as other regulatory guidance. Accordingly, Trustmark’s methodology is based on historical loss experience by type of loan and internal risk rating, homogeneous risk pools and specific allocations, with adjustments considering current economic events and conditions.

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

In an effort to estimate the loss of collateral value and customer payment abilities, Trustmark identified customers specifically impacted by Hurricane Katrina. As a result of customer surveys, collateral inspections and review of risk characteristics, Trustmark increased its allowance for loan losses through provision for loan losses by $9.8 million on a pre-tax basis. Specifically, $3.5 million and $1.5 million have been allocated for losses due to collateral impairment on 1-4 residential mortgages and consumer loans, respectively. General reserves of $4.8 million for consumer and commercial loans have been allocated for losses due to economic disruption caused by the storm. These charges are based on Management’s estimates, assumptions and judgments based on information available as of the date of the consolidated financial statements; accordingly, as this information changes, actual results could differ from these estimates.

At December 31, 2005, the allowance for loan losses was $76.7 million compared with $64.8 million at December 31, 2004, an increase of $11.9 million, primarily resulting from an additional provision for loan losses of $9.8 million related to the impact of Hurricane Katrina on affected Trustmark loan customers. The allowance represented 1.30% of total loans outstanding at December 31, 2005, compared to 1.21% at December 31, 2004. As of December 31, 2005, Management believes that the allowance for loan losses provides adequate protection for probable losses in the loan portfolio.

Net charge-offs for 2005 totaled $7.6 million compared to $6.5 million in 2004 and $10.3 million in 2003. Trustmark’s loan policy dictates the guidelines to be followed in determining when a loan is charged-off. Commercial purpose loans are charged-off when a determination is made that the loan is uncollectible and continuance as a bankable asset is not warranted. Consumer loans secured by residential real estate are generally charged-off when the credit becomes severely delinquent, and the balance exceeds the fair value of the property less costs to sell. Other consumer purpose loans, including both secured and unsecured, are generally charged-off in full no later than when the loan becomes 120 days past due. Credit card loans are generally charged-off in full when the loan becomes 180 days past due.

Trustmark's lending policies have resulted in consistently sound asset quality. One measure of asset quality in the financial services industry is the level of nonperforming assets. The details of Trustmark’s nonperforming assets at December 31, 2005, and December 31, 2004, are shown in the accompanying table.

Nonperforming Assets
($ in thousands)
	December 31,
	2005	2004
Nonaccrual and restructured loans	$28,914	$21,864
Other real estate (ORE)	4,107	5,615
Total nonperforming assets	$33,021	$27,479

Accruing loans past due 90 days or more	$2,719	$5,284
Serviced GNMA loans eligible for repurchase	22,769	-
	$25,488	$5,284

Nonperforming assets/total loans and ORE	0.56%	0.51%

Total nonperforming assets increased $5.5 million, or 20.2%, during 2005. The increase from December 31, 2004, is primarily attributable to a single commercial credit of approximately $13.7 million, of which $12.4 million remained on nonaccrual at December 31, 2005. The allowance coverage of nonperforming loans was 265.24% at December 31, 2005. Loans held for sale past due 90 days or more include $22.8 million in loans serviced by Trustmark and fully guaranteed by the Government National Mortgage Association that are eligible for repurchase.

Other Earning Assets
Federal funds sold and securities purchased under reverse repurchase agreements were $130.1 million at December 31, 2005, an increase of $43.9 million when compared with December 31, 2004. Trustmark utilizes these products as a short-term investment alternative whenever it has excess liquidity.

DEPOSITS AND OTHER INTEREST-BEARING LIABILITIES

Trustmark’s deposit base is its primary source of funding and consists of core deposits from the communities served by Trustmark. Deposits include interest-bearing and noninterest-bearing demand accounts, savings, money market, certificates of deposit, individual retirement accounts and brokered CDs. Total deposits were $6.283 billion at December 31, 2005, compared with $5.450 billion at December 31, 2004, an increase of $832.7 million, or 15.3%. Noninterest-bearing deposits have increased $201.3 million during 2005, while interest-bearing deposits have increased $631.3 million during the same time period. Management has continued to focus on increasing core deposit relationships under attractive terms as a tool to fuel growth throughout Trustmark’s four-state banking franchise. At December 31, 2005, brokered CDs totaled $182.0 million, a decrease of $41.7 million when compared to December 31, 2004. Trustmark will continue to utilize a brokered CD program to provide additional deposit funding.

Trustmark uses short-term borrowings and long-term FHLB advances to fund growth of earning assets in excess of deposit growth. Short-term borrowings consist of federal funds purchased, securities sold under repurchase agreements, short-term FHLB advances and the treasury tax and loan note option account. Short-term borrowings totaled $1.268 billion at December 31, 2005, a decrease of $329.6 million, compared with $1.598 billion at December 31, 2004. Long-term FHLB advances totaled $5.7 million at December 31, 2005, a decrease of $175.2 million from December 31, 2004. On a consolidated basis, total borrowings have decreased $504.8 million when compared to December 31, 2004, as Trustmark utilized liquidity from the sale and maturity of securities to reduce Trustmark’s dependency on wholesale funding products.

LEGAL ENVIRONMENT

Trustmark and its subsidiaries are parties to lawsuits and other claims that arise in the ordinary course of business. Some of the lawsuits assert claims related to the lending, collection, servicing, investment, trust and other business activities, and some of the lawsuits allege substantial claims for damages. The cases are being vigorously contested. In the regular course of business, Management evaluates estimated losses or costs related to litigation, and provision is made for anticipated losses whenever Management believes that such losses are probable and can be reasonably estimated. In recent years, the legal environment in Mississippi has been considered by many to be adverse to business interests, with regards to the overall treatment of tort and contract litigation as well as the award of punitive damages. However, tort reform legislation that became effective during recent years may reduce the likelihood of unexpected, sizable awards. At the present time, Management believes, based on the advice of legal counsel and Management’s evaluation, that the final resolution of pending legal proceedings will not have a material impact on Trustmark’s consolidated financial position or results of operations; however, Management is unable to estimate a range of potential loss on these matters because of the nature of the legal environment in states where Trustmark conducts business.

BENEFIT PLANS

Pension Plan
As disclosed in Note 14 - Pension and Other Postretirement Benefits of the accompanying Notes to the Consolidated Financial Statements, Trustmark maintains a noncontributory defined pension plan, which covers substantially all associates with more than one year of service. The plan provides benefits that are based on the length of credited service and final average compensation.

At December 31, 2005, the fair value of plan assets totaled $72.4 million and exceeded the plan accumulated benefit obligation of $70.7 million by $1.7 million. Net periodic pension cost equaled $2.9 million in 2005 compared to $2.0 million in 2004 and $4.2 million in 2003. Effective January 1, 2004, the Board of Directors adopted amendments which decreased retirement benefits under the plan to ensure the plan will continue to provide meaningful benefits for associates, while maintaining a consistent and affordable trend in the plan’s cost. These amendments reduced the net periodic pension expense for 2004 by $2.3 million. Pension costs for 2003 reflect an increase of $2.4 million for an early retirement program that was accepted by 116 associates.

The fair value of plan assets is determined utilizing current market quotes, while the accumulated benefit obligation and periodic pension costs are determined utilizing actuarial methodology with certain weighted-average assumptions. The discount rate for the pension plan is determined using the Moody’s Aa corporate bond rate plus 0.25%, not to increase or decrease more than 0.50% from the prior year. These assumptions, which have been chosen to individually represent the estimate of a particular event as required by generally accepted accounting principles, have been reviewed and approved by Management based on recommendations from its actuaries.

Trustmark’s pension plan has historically performed well and has remained fully funded. Management and the Board of Directors elected to make plan contributions of $11 million in 2004 and $10 million in 2003 to keep the plan in a funded status. No contributions were required during 2005. In 2006, Trustmark’s minimum required contribution is expected to be zero; however, Management and the Board of Directors will monitor the plan throughout 2006 and determine any funding requirements by the plan’s measurement date of October 31, 2006.

Supplemental Retirement Plan
Also, disclosed in Note 14 - Pension and Other Postretirement Benefits of the accompanying Notes to the Consolidated Financial Statements, Trustmark maintains a nonqualified supplemental retirement plan covering directors who elect to defer fees, key executive officers and senior officers. The plan provides for defined death benefits and/or retirement benefits based on a participant’s covered salary. Trustmark has acquired life insurance contracts on the participants covered under the plan, which are anticipated to fund future payments under the plan.

At December 31, 2005, the accrued benefit obligation equaled $29.6 million, while the net periodic benefit cost equaled $3.3 million in 2005, $3.8 million in 2004 and $2.4 million in 2003. The net periodic benefit cost and projected benefit obligation are determined using actuarial assumptions as of the plan’s measurement date, December 31st. The discount rate for the supplemental retirement plan is determined using the Moody’s Aa corporate bond rate plus 0.25%, not to increase or decrease more than 0.50% from the prior year. A reduction in the discount rate was the primary factor in actuarial losses of $1.1 million and $5.1 million during 2005 and 2004, respectively. During 2004, cumulative changes in benefit levels for prior service gave rise to prior service cost of $2.3 million. At December 31, 2005, the unrecognized actuarial loss of $5.1 million and unrecognized prior service cost of $2.0 million will be amortized over future service periods.

OFF-BALANCE SHEET ARRANGEMENTS

Trustmark makes commitments to extend credit and issues standby and commercial letters of credit in the normal course of business in order to fulfill the financing needs of its customers. These loan commitments and letters of credit are off-balance sheet arrangements.

Commitments to extend credit are agreements to lend money to customers pursuant to certain specified conditions. Commitments generally have fixed expiration dates or other termination clauses. Since many of these commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Trustmark applies the same credit policies and standards as it does in the lending process when making these commitments. The collateral obtained is based upon the assessed creditworthiness of the borrower. At December 31, 2005 and 2004, Trustmark had commitments to extend credit of $1.7 billion and $1.4 billion, respectively.

Standby and commercial letters of credit are conditional commitments issued by Trustmark to insure the performance of a customer to a third party. When issuing letters of credit, Trustmark uses essentially the same policies regarding credit risk and collateral which are followed in the lending process. At December 31, 2005 and 2004, Trustmark’s maximum exposure to credit loss in the event of nonperformance by the other party for letters of credit was $112.8 million and $104.0 million, respectively. These amounts consist primarily of commitments with maturities of less than three years. Trustmark holds collateral to support certain letters of credit when deemed necessary.

CONTRACTUAL OBLIGATIONS

Trustmark is obligated under certain contractual arrangements. The amount of payments due under those obligations is shown below ($ in thousands):

	Less than	One to Three	Three to Five	After
	One Year	Years	Years	Five Years	Total
FHLB advances	$475,031	$4,136	$1,590	$-	$480,757
Operating lease obligations	2,148	2,586	1,004	1,286	7,024
Time deposits	1,875,296	353,061	43,119	108	2,271,584
Securities sold under
repurchase agreements	314,064	-	-	-	314,064
Term federal funds purchased	188,000	-	-	-	188,000
Total	$2,854,539	$359,783	$45,713	$1,394	$3,261,429

ASSET/LIABILITY MANAGEMENT

Overview
Market risk is the risk of loss arising from adverse changes in market prices and rates. Trustmark has risk management policies to monitor and limit exposure to market risk. Trustmark’s market risk is comprised primarily of interest rate risk created by core banking activities. Interest rate risk is the risk to net interest income represented by the impact of higher or lower interest rates. Management continually develops and applies cost-effective strategies to manage these risks. The Asset/Liability Committee sets the day-to-day operating guidelines, approves strategies affecting net interest income and coordinates activities within policy limits established by the Board of Directors. A key objective of the asset/liability management program is to quantify, monitor and manage interest rate risk and to assist Management in maintaining stability in the net interest margin under varying interest rate environments.

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

The primary tool utilized by the Asset/Liability Committee is a third-party modeling system, which is widely accepted in the financial institutions industry. This system provides information used to evaluate exposure to interest rate risk, project earnings and manage balance sheet growth. This modeling system utilizes the following scenarios in order to give Management a method of evaluating Trustmark’s interest rate, basis and prepayment risk under different conditions:

❖	Rate shocked scenarios of up-and-down 100, 200 and 300 basis points.
❖	Yield curve twist of +/- two standard deviations of the change in spread of the three-month Treasury bill and the 10-year Treasury note yields.
❖	Basis risk scenarios where federal funds/LIBOR spread widens and tightens to the high and low spread determined by using two standard deviations.
❖	Prepayment risk scenarios where projected prepayment speeds in up-and-down 200 basis point rate scenarios are compared to current projected prepayment speeds.

Based on the results of the simulation models using static balances at December 31, 2005, it is estimated that net interest income may increase 3.6% in a one-year, shocked, up 200 basis point rate shift scenario, compared to a base case, flat rate scenario for the same time period. This minor change in forecasted net interest income illustrates Management’s strategy to mitigate Trustmark’s exposure to cyclical increases in rates by maintaining a neutral position in its interest rate risk position. This projection does not contemplate any additional actions Trustmark could undertake in response to changes in interest rates. In the event of a 100 basis point decrease in interest rates, it is estimated net interest income may decrease by 2.5%, while a 200 basis point decline in interest rates would yield an estimated decrease in net interest income of 6.9%. Management cannot provide any assurance about the actual effect of changes in interest rates on net interest income. The estimates provided do not include the effects of possible strategic changes in the balances of various assets and liabilities throughout 2005. Management will continue to prudently manage the balance sheet in an effort to control interest rate risk and maintain profitability over the long term. For additional information on interest rate sensitivity, please see accompanying table.

Another component of interest rate risk management is measuring the economic value-at-risk for a given change in market interest rates. The economic value-at-risk may indicate risks associated with longer term balance sheet items that may not effect earnings at risk over shorter time periods. Trustmark also uses computer-modeling techniques to determine the present value of all asset and liability cash flows (both on- and off-balance sheet), adjusted for prepayment expectations, using a market discount rate. The net change in the present value of the asset and liability cash flows in the different market rate environments is the amount of economic value at risk from those rate movements. As of December 31, 2005, the economic value of equity at risk for an instantaneous 100 basis point shift in rates was no more than 3.5% of the market value of Trustmark’s equity.

As part of Trustmark’s risk management strategy in the mortgage banking area, various derivative instruments such as interest rate lock commitments and forward sales contracts are utilized. Rate lock commitments are residential mortgage loan commitments with customers, which guarantee a specified interest rate for a specified period of time. Forward contracts are agreements to purchase or sell securities or other money market instruments at a future specified date at a specified price or yield. Trustmark’s obligations under forward contracts consist of commitments to deliver mortgage loans, originated and/or purchased, in the secondary market at a future date. These derivative instruments are designated as fair value hedges. Trustmark’s off balance sheet obligations under these derivative instruments totaled $208.3 million at December 31, 2005, with a valuation adjustment of negative $474 thousand, compared to $204.6 million, with a valuation adjustment of negative $293 thousand as of December 31, 2004.

Trustmark utilizes an interest rate risk strategy that includes caps and floors. The intent of utilizing these financial instruments is to reduce the risk associated with the effects of significant movements in interest rates. Caps and floors, which are not designated as hedging instruments for accounting purposes, are options linked to a notional principal amount and an underlying indexed interest rate. Exposure to loss on these options will increase or decrease as interest rates fluctuate. At December 31, 2005, Trustmark had interest rate caps with notional amounts totaling $300.0 million and carrying values totaling $33 thousand. These caps mature in September 2006 and are linked to the three-month LIBOR with a strike rate of 6%. Trustmark did not utilize any interest rate floor contracts in either 2005 or 2004.

Another tool used for interest rate risk management is interest rate swaps. Interest rate swaps are derivative contracts under which two parties agree to make interest payments on a notional principal amount. In a generic swap, one party pays a fixed interest rate and receives a floating interest rate, while the other party receives a fixed interest rate and pays a floating interest rate. During 2003, Trustmark initiated five separate interest rate swaps with a total notional principal amount of $125.0 million. These swaps were designated as fair value hedges and were initiated by Trustmark to mitigate the effects of further changes in the fair value of specific noncallable, fixed rate advances from the FHLB by agreeing to pay a floating interest rate tied to LIBOR. During 2005, two of the swaps totaling $50.0 million matured while the remaining $75.0 million will mature during the first quarter of 2006. As of December 31, 2005, these swap contracts had carrying values totaling negative $214 thousand compared to negative $1.1 million as of December 31, 2004.

RECENT PRONOUNCEMENTS

Financial Accounting Standards Board (FASB) Staff Position (the FSP) No. FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments," was issued in November 2005 and addresses the determination of when an investment is considered impaired, whether the impairment is other than temporary, and how to measure an impairment loss. The FSP also addresses accounting considerations subsequent to the recognition of an other-than-temporary impairment on a debt security and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The FSP replaces the impairment guidance in Emerging Issues Task Force (EITF) Issue No. 03-1 with references to existing authoritative literature concerning other-than-temporary determinations. Under the FSP, losses arising from impairments deemed to be other-than-temporary must be recognized in net income equal to the entire difference between the security's cost and its fair value at the financial statement date, without considering partial recoveries subsequent to that date. The FSP also requires that an investor recognize an other-than-temporary impairment loss when a decision to sell a security has been made, and the investor does not expect the fair value of the security to fully recover prior to the expected time of sale. The FSP is effective for reporting periods beginning after December 15, 2005. The effects of this statement are not expected to have a material impact on Trustmark’s statement of position or results of operations.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections.” SFAS No. 154 is a replacement of APB No. 20, “Accounting Changes” and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements.” SFAS No. 154 establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. This statement applies to voluntary changes in accounting principles as well as changes required by an accounting pronouncement that provides no specific transition provisions. This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The effects of this statement are not expected to have a material impact on Trustmark’s statement of position or results of operations.

In December 2004, the FASB issued a revision of SFAS No. 123 (SFAS No. 123r), “Share-Based Payment.” This statement revises SFAS No. 123, “Accounting for Stock-Based Compensation,” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS No. 123r establishes standards for the accounting for transactions in which a company exchanges equity instruments for goods or services. This statement requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. As of the required effective date, public companies using the fair-value-based method for recognition or disclosure under SFAS No. 123 will apply this statement using a modified version of prospective application. Trustmark adopted the provisions of SFAS No. 123, effective January 1, 2003; therefore, Trustmark recognized compensation cost for the portion of outstanding awards for which the requisite service has not yet been rendered (unvested awards). For public companies, this statement is effective as of the beginning of the first annual reporting period beginning after June 15, 2005. The effects of this statement will not have a material impact on Trustmark’s statement of position or results of operations.

Interest Rate Sensitivity Table
($ in thousands)
December 31, 2005	2006	2007	2008	2009	2010	Thereafter	Total	Estimated Fair Value
Loans, Net
Fixed Rate	$1,307,926	$738,744	$600,399	$394,745	$294,472	$399,825	$3,736,111	$3,705,928
Average Int Rate	6.06%	6.08%	6.25%	5.93%	6.08%	5.60%	6.02%
Floating Rate	$1,216,065	$279,762	$127,848	$109,996	$83,983	$409,919	$2,227,573	$2,227,573
Average Int Rate	7.44%	7.57%	7.77%	7.08%	6.94%	5.85%	7.15%
Investment Securities
Fixed Rate	$319,276	$294,367	$250,269	$132,083	$141,097	$199,130	$1,336,222	$1,336,841
Average Int Rate	3.62%	3.72%	4.08%	4.56%	4.70%	4.64%	4.09%
Floating Rate	$133	$86	$58	$43	$35	$79	$434	$434
Average Int Rate	5.80%	5.81%	5.80%	5.79%	5.62%	5.60%	5.75%
Other Earning Assets
Floating Rate	$130,115	-	-	-	-	-	$130,115	$130,115
Average Int Rate	4.07%	-	-	-	-	-	4.07%
Interest-Bearing Deposits
Fixed Rate	$1,884,690	$280,300	$63,423	$25,082	$15,212	$98	$2,268,805	$2,278,563
Average Int Rate	3.45%	3.51%	3.73%	3,73%	3.91%	4.18%	3.47%
Floating Rate	$856,089	$401,421	$401,421	$401,421	$397,515	-	$2,457,867	$2,457,867
Average Int Rate	1.52%	1.34%	1.34%	1.34%	1.34%	-	1.40%
Other Interest-Bearing Liabilities
Fixed Rate	$301,402	-	$4,136	$1,590	-	-	$307,128	$307,090
Average Int Rate	3.34%	-	3.83%	4.20%	-	-	3.35%
Floating Rate	$966,853	-	-	-	-	-	$966,853	$966,853
Average Int Rate	4.11%	-	-	-	-	-	4.11%

December 31, 2004	2005	2006	2007	2008	2009	Thereafter	Total	Estimated Fair Value
Loans, Net
Fixed Rate	$1,210,967	$733,752	$532,846	$378,360	$223,081	$324,112	$3,403,118	$3,433,529
Average Int Rate	5.71%	5.96%	5.96%	5.57%	5.59%	5.34%	5.74%
Floating Rate	$1,062,686	$177,914	$155,270	$127,554	$100,678	$339,300	$1,963,402	$1,963,402
Average Int Rate	5.23%	5.42%	5.50%	5.10%	5.01%	4.28%	5.08%
Investment Securities
Fixed Rate	$357,567	$326,890	$457,578	$297,787	$122,696	$154,050	$1,716,568	$1,725,707
Average Int Rate	2.97%	3.57%	3.34%	4.06%	4.54%	4.83%	3.65%
Floating Rate	$107	$84	$67	$55	$46	$140	$499	$499
Average Int Rate	4.12%	4.08%	4.06%	4.00%	3.91%	3.95%	4.02%
Other Earning Assets
Floating Rate	$86,191	-	-	-	-	-	$86,191	$86,191
Average Int Rate	2.20%	-	-	-	-	-	2.20%
Interest-Bearing Deposits
Fixed Rate	$1,389,085	$272,999	$121,059	$27,154	$24,973	$278	$1,835,548	$1,851,837
Average Int Rate	2.03%	2.79%	3.79%	3.35%	3.71%	4.12%	2.32%
Floating Rate	$835,475	$356,935	$356,935	$356,935	$353,516	-	$2,259,796	$2,259,796
Average Int Rate	0.79%	0.70%	0.70%	0.70%	0.70%	-	0.73%
Other Interest-Bearing Liabilities
Fixed Rate	$203,440	$95	-	$4,189	$1,610	-	$209,334	$211,384
Average Int Rate	2.74%	5.32%	-	3.83%	4.20%	-	2.78%
Floating Rate	$1,394,424	$175,000	-	-	-	-	$1,569,424	$1,569,424
Average Int Rate	2.08%	3.56%	-	-	-	-	2.24%