Form 10-K, Exhibit 13
period 2006-12-31
TRUSTMARK CORP
filed 2007-02-28
CIK 36146

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

Management assessed the effectiveness of internal control over financial reporting as of December 31, 2006. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework. Based on our assessment, we believe that, as of December 31, 2006, Trustmark’s internal control over financial reporting is effective based on those criteria.

Trustmark’s independent registered public accounting firm, KPMG LLP, has issued an attestation report on management’s assessment of the effectiveness of Trustmark’s internal control over financial reporting as of December 31, 2006. The report, which expresses unqualified opinions on management’s assessment and on the effectiveness of Trustmark’s internal control over financial reporting as of December 31, 2006, is included on page 10 of this report.

/s/ Richard G. Hickson	/s/ Louis E. Greer
Richard G. Hickson	Louis E. Greer
Chairman and	Treasurer and
Chief Executive Officer	Principal Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Trustmark Corporation:

We have audited management’s assessment, included in the accompanying Management Report on Internal Control over Financial Reporting, that Trustmark Corporation and subsidiaries (the Corporation) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Corporation’s internal control over financial reporting based on our audit.

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

In our opinion, management’s assessment that Trustmark Corporation and subsidiaries maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also, in our opinion, Trustmark Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Trustmark Corporation and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2006, and our report dated February 28, 2007, expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Jackson, Mississippi
February 28, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Trustmark Corporation:

We have audited the accompanying consolidated balance sheets of Trustmark Corporation and subsidiaries (the Corporation) as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Trustmark Corporation and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Corporation changed its method of accounting for share based payments, mortgage servicing rights and evaluating prior year misstatements effective January 1, 2006 and, effective December 31, 2006, its method of accounting for defined benefit pension and postretirement benefit plans.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 28, 2007 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.

/s/ KPMG LLP

Jackson, Mississippi
February 28, 2007

Trustmark Corporation and Subsidiaries
Consolidated Balance Sheets
($ in thousands except share data)

	December 31,
	2006	2005
Assets
Cash and due from banks (noninterest-bearing)	$392,083	$387,930
Federal funds sold and securities purchased
under reverse repurchase agreements	27,259	130,115
Securities available for sale (at fair value)	792,291	1,041,754
Securities held to maturity (fair value: $290,905 - 2006;
$295,521 - 2005)	292,243	294,902
Loans held for sale	95,375	146,936
Loans	6,541,875	5,893,439
Less allowance for loan losses	72,098	76,691
Net loans	6,469,777	5,816,748
Premises and equipment, net	134,372	115,115
Mortgage servicing rights	69,272	58,424
Goodwill	290,363	137,368
Identifiable intangible assets	32,960	28,703
Other assets	244,975	231,755
Total Assets	$8,840,970	$8,389,750

Liabilities
Deposits:
Noninterest-bearing	$1,574,769	$1,556,142
Interest-bearing	5,401,395	4,726,672
Total deposits	6,976,164	6,282,814
Federal funds purchased and securities sold
under repurchase agreements	470,434	492,853
Short-term borrowings	271,067	775,402
Long-term FHLB advances	-	5,726
Subordinated notes	49,677	-
Junior subordinated debt securities	70,104	-
Other liabilities	112,189	91,492
Total Liabilities	7,949,635	7,648,287

Commitments and Contingencies

Shareholders' Equity
Common stock, no par value:
Authorized: 250,000,000 shares
Issued and outstanding: 58,676,586 shares - 2006;
55,771,459 shares - 2005	12,226	11,620
Capital surplus	158,856	65,374
Retained earnings	740,870	677,781
Accumulated other comprehensive loss,
net of tax	(20,617)	(13,312)
Total Shareholders' Equity	891,335	741,463
Total Liabilities and Shareholders' Equity	$8,840,970	$8,389,750

See notes to consolidated financial statements.

Trustmark Corporation and Subsidiaries
Consolidated Statements of Income
($ in thousands except per share data)

	Years Ended December 31,
	2006	2005	2004
Interest Income
Interest and fees on loans	$430,441	$350,550	$294,312
Interest on securities:
Taxable	43,539	56,568	61,779
Tax exempt	7,172	7,455	7,792
Interest on federal funds sold and securities purchased
under reverse repurchase agreements	1,327	994	417
Other interest income	267	130	55
Total Interest Income	482,746	415,697	364,355

Interest Expense
Interest on deposits	153,840	81,960	55,123
Interest on federal funds purchased and securities sold
under repurchase agreements	20,228	19,138	10,881
Other interest expense	28,107	38,158	22,734
Total Interest Expense	202,175	139,256	88,738
Net Interest Income	280,571	276,441	275,617
Provision for loan losses	(5,938)	19,541	(3,055)

Net Interest Income After Provision
for Loan Losses	286,509	256,900	278,672

Noninterest Income
Service charges on deposit accounts	53,212	51,019	56,274
Insurance commissions	33,871	33,006	17,807
Wealth management	23,183	21,579	20,319
General banking - other	22,867	20,835	18,467
Mortgage banking, net	10,030	5,845	8,571
Other, net	10,043	14,467	7,233
Securities gains (losses)	1,922	(3,644)	(4,643)
Total Noninterest Income	155,128	143,107	124,028

Noninterest Expense
Salaries and employee benefits	159,690	149,817	132,799
Services and fees	36,659	34,003	35,240
Net occupancy - premises	17,120	15,280	15,023
Equipment expense	14,899	15,180	15,007
Other expense	32,112	28,996	27,240
Total Noninterest Expense	260,480	243,276	225,309

Income Before Income Taxes	181,157	156,731	177,391
Income taxes	61,884	53,780	60,682
Net Income	$119,273	$102,951	$116,709

Earnings Per Share
Basic	$2.11	$1.82	$2.01
Diluted	$2.09	$1.81	$2.00

See notes to consolidated financial statements.

Trustmark Corporation and Subsidiaries
Consolidated Statements of Changes in Shareholders' Equity
($ in thousands except per share data)
					Accumulated
	Common Stock				Other
	Shares		Capital	Retained	Comprehensive
	Outstanding	Amount	Surplus	Earnings	Loss	Total
Balance, January 1, 2004	58,246,733	$12,136	$132,383	$548,521	$(3,467)	$689,573
Comprehensive income:
Net income per consolidated statements of income	-	-	-	116,709	-	116,709
Other comprehensive income, net of tax:
Net change in fair value of securities available for sale	-	-	-	-	2,109	2,109
Net change in unfunded accumulated benefit obligation	-	-	-	-	(2,594)	(2,594)
Comprehensive income	-	-	-	-	-	116,224
Cash dividends paid ($0.77 per share)	-	-	-	(44,642)	-	(44,642)
Common stock issued, long-term incentive plan	142,664	30	2,667	-	-	2,697
Compensation expense, long-term incentive plan	-	-	1,053	-	-	1,053
Repurchase and retirement of common stock	(530,900)	(111)	(14,398)	-	-	(14,509)
Balance, December 31, 2004	57,858,497	12,055	121,705	620,588	(3,952)	750,396
Comprehensive income:
Net income per consolidated statements of income	-	-	-	102,951	-	102,951
Other comprehensive income, net of tax:
Net change in fair value of securities available for sale	-	-	-	-	(8,775)	(8,775)
Net change in unfunded accumulated benefit obligation	-	-	-	-	(585)	(585)
Comprehensive income	-	-	-	-	-	93,591
Cash dividends paid ($0.81 per share)	-	-	-	(45,758)	-	(45,758)
Common stock issued, long-term incentive plan	98,288	20	2,463	-	-	2,483
Compensation expense, long-term incentive plan	-	-	1,646	-	-	1,646
Repurchase and retirement of common stock	(2,185,326)	(455)	(60,440)	-	-	(60,895)
Balance, December 31, 2005	55,771,459	11,620	65,374	677,781	(13,312)	741,463
Cumulative effect adjustment due to change in accounting for
mortgage servicing rights	-	-	-	848	-	848
Cumulative effect adjustment due to change in accounting for
prior year immaterial misstatements	-	-	-	(8,398)	-	(8,398)
Balance, December 31, 2005, retrospectively adjusted	55,771,459	11,620	65,374	670,231	(13,312)	733,913
Comprehensive income:
Net income per consolidated statements of income	-	-	-	119,273	-	119,273
Other comprehensive income, net of tax:
Net change in fair value of securities available for sale	-	-	-	-	3,095	3,095
Comprehensive income						122,368
Pension and other postretirement benefit plans, adoption of SFAS No. 158:
Net prior service cost	-	-	-	-	874	874
Net loss	-	-	-	-	(11,274)	(11,274)
Cash dividends paid ($0.85 per share)	-	-	-	(48,634)	-	(48,634)
Common stock issued, long-term incentive plan	233,020	49	6,033	-	-	6,082
Common stock issued in business combination	3,302,959	688	103,124	-	-	103,812
Compensation expense, long-term incentive plan	-	-	3,004	-	-	3,004
Repurchase and retirement of common stock	(630,852)	(131)	(18,679)	-	-	(18,810)
Balance, December 31, 2006	58,676,586	$12,226	$158,856	$740,870	$(20,617)	$891,335

See notes to consolidated financial statements.

Trustmark Corporation and Subsidiaries
Consolidated Statements of Cash Flows
($ in thousands)

	Years Ended December 31,
	2006	2005	2004
Operating Activities
Net income	$119,273	$102,951	$116,709
Adjustments to reconcile net income to net cash provided
by operating activities:
Provision for loan losses	(5,938)	19,541	(3,055)
Depreciation and amortization/impairment	26,689	24,165	23,938
Net amortization of securities	4,537	6,860	20,979
Securities (gains) losses	(1,922)	3,644	4,643
Gains on sales of loans	(6,707)	(2,530)	(5,544)
Deferred income tax provision (benefit)	7,948	(6,126)	12,744
Excess tax benefit from exercise of stock options	(748)	-	-
Proceeds from sales of loans held for sale	1,157,284	929,457	848,772
Purchases and originations of loans held for sale	(1,100,217)	(973,953)	(833,151)
Net increase in mortgage servicing rights	(16,678)	(14,383)	(11,791)
Net increase in other assets	(21,088)	(23,763)	(15,247)
Net increase in other liabilities	13,366	16,986	1,892
Other operating activities, net	1,357	1,861	295
Net cash provided by operating activities	177,156	84,710	161,184

Investing Activities
Proceeds from calls and maturities of securities held to maturity	12,037	16,211	41,418
Proceeds from calls and maturities of securities available for sale	306,896	287,048	441,465
Proceeds from sales of securities available for sale	113,181	306,486	303,559
Purchases of securities held to maturity	(12,246)	(178,890)	(103)
Purchases of securities available for sale	(89,566)	(75,479)	(413,090)
Net decrease (increase) in federal funds sold and securities
purchased under reverse repurchase agreements	102,856	(43,924)	(48,479)
Net increase in loans	(177,289)	(522,135)	(275,701)
Purchases of premises and equipment	(22,514)	(12,150)	(14,348)
Proceeds from sales of premises and equipment	3,631	1,781	524
Proceeds from sales of other real estate	3,304	4,917	6,465
Net cash paid in business combinations	(78,920)	-	(31,199)
Net cash provided by (used in) investing activities	161,370	(216,135)	10,511

Financing Activities
Net increase in deposits	99,376	832,721	196,732
Net increase (decrease in federal funds purchased and securities
sold under repurchase agreements	42,104	(124,693)	(310,589)
Net decrease in short-term borrowings	(526,024)	(427,628)	(91,355)
Proceeds from long-term FHLB advances	-	-	100,000
Proceeds from issuance of subordinated notes	49,677	-	-
Proceeds from issuance of junior subordinated debt securities	61,856	-	-
Cash dividends	(48,634)	(45,758)	(44,642)
Proceeds from exercise of stock options	5,334	2,483	2,697
Excess tax benefit from exercise of stock options	748	-	-
Repurchase and retirement of common stock	(18,810)	(60,895)	(14,509)
Net cash (used in) provided by financing activities	(334,373)	176,230	(161,666)

Increase in cash and cash equivalents	4,153	44,805	10,029
Cash and cash equivalents at beginning of year	387,930	343,125	333,096

Cash and cash equivalents at end of year	$392,083	$387,930	$343,125

See notes to consolidated financial statements.

Note 1 - Significant Accounting Policies

Business
Trustmark Corporation (Trustmark) is a multi-bank holding company headquartered in Jackson, Mississippi. Through its subsidiaries, Trustmark operates as a financial services organization providing banking and financial solutions to corporate institutions and individual customers through over 150 offices in Florida, Mississippi, Tennessee and Texas.

Basis of Financial Statement Presentation
The consolidated financial statements include the accounts of Trustmark and all other entities in which Trustmark has a controlling financial interest. All significant intercompany accounts and transactions have been eliminated in consolidation.

The consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires Management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The allowance for loan losses, fair value accounting for assets and liabilities and contingent liabilities are determined utilizing material estimates that are particularly susceptible to change.

Certain items in prior financial statements have been reclassified to conform to the current presentation.

Securities
Securities are classified as either held to maturity, available for sale or trading. Securities are classified as held to maturity and carried at amortized cost when Management has the positive intent and the ability to hold them until maturity. Securities to be held for indefinite periods of time are classified as available for sale and carried at fair value, with the unrealized holding gains and losses reported as a component of other comprehensive income, net of tax. Securities available for sale are used as part of Trustmark’s interest rate risk management strategy and may be sold in response to changes in interest rates, changes in prepayment rates and other factors. Securities held for resale in anticipation of short-term market movements are classified as trading and are carried at fair value, with changes in unrealized holding gains and losses included in income. Trustmark does not currently have securities classified as trading. Management determines the appropriate classification of securities at time of purchase.

The amortized cost of debt securities classified as securities held to maturity or securities available for sale is adjusted for amortization of premiums and accretion of discounts to maturity over the estimated life of the security using the interest method. In the case of mortgage related securities, premium and discount are amortized to yield using the retrospective yield method. Such amortization or accretion is included in interest on securities. Realized gains and losses are included in noninterest income as securities gains (losses). The cost of the security sold is based on the specific identification method.

In estimating other-than-temporary impairment losses, Management considers, among other things, the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer and the intent and ability of Trustmark to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value.

Loans Held for Sale
Primarily, all mortgage loans purchased from wholesale customers or originated in Trustmark’s Retail Banking Division are considered to be held for sale. In limited circumstances, Trustmark will retain a mortgage loan in its portfolio based on banking relationships or certain investment strategies. Mortgage loans held for sale in the secondary market that are hedged using fair value hedges are carried at estimated fair value on an aggregate basis. Substantially, all mortgage loans held for sale are hedged. These loans are primarily first-lien mortgage loans originated or purchased by Trustmark. Adjustments to reflect fair value and realized gains and losses upon ultimate sale of the loans are classified as mortgage banking noninterest income. Deferred loan fees and costs are reflected in the basis of loans held for sale and, as such, impact the resulting gain or loss when loans are sold.

Government National Mortgage Association (GNMA) optional repurchase programs allow financial institutions to buy back individual delinquent mortgage loans that meet certain criteria from the securitized loan pool for which the institution provides servicing. At the servicer's option and without GNMA's prior authorization, the servicer may repurchase such a delinquent loan for an amount equal to 100 percent of the remaining principal balance of the loan. Under Statement of Financial Accounting Standards (SFAS) No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities--a replacement of SFAS No. 125,” this buy-back option is considered a conditional option until the delinquency criteria are met, at which time the option becomes unconditional. When Trustmark is deemed to have regained effective control over these loans under the unconditional buy-back option, the loans can no longer be reported as sold and must be brought back onto the balance sheet as loans held for sale, regardless of whether Trustmark intends to exercise the buy-back option. These loans are reported as held for sale in accordance with generally accepted accounting principles with the offsetting liability being reported as short-term borrowings.

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

The allowance for loan losses is maintained at a level believed adequate by Management, based on estimated probable losses within the existing loan portfolio. Trustmark’s allowance for probable loan loss methodology is based on guidance provided in SEC Staff Accounting Bulletin No. 102, “Selected Loan Loss Allowance Methodology and Documentation Issues," as well as on other regulatory guidance. Accordingly, Trustmark’s methodology is based on historical loss experience by type of loan and internal risk ratings, homogeneous risk pools and specific loss allocations, with adjustments considering current economic events and conditions. This evaluation is inherently subjective, as it requires material estimates, including the amounts and timings of future cash flows expected to be received on impaired loans that may be susceptible to significant changes.

Premises and Equipment
Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is charged to expense over the estimated useful lives of the assets, which are up to thirty-nine years for buildings and three to seven years for furniture and equipment. Leasehold improvements are amortized over the terms of the respective leases or the estimated useful lives of the improvements, whichever is shorter. In cases where Trustmark has the right to renew the lease for additional periods, the lease term for the purpose of calculating amortization of the capitalized cost of the leasehold improvements is extended when Trustmark is “reasonably assured” that it will renew the lease. Depreciation and amortization expenses are computed using a straight-line basis. Trustmark continually evaluates whether events and circumstances have occurred that indicate that such long-lived assets have been impaired. Measurement of any impairment of such long-lived assets is based on those assets’ fair values. There were no impairment losses on premises and equipment recorded during 2006, 2005 or 2004.

Mortgage Servicing Rights
Mortgage servicing rights are rights to service mortgage loans for others, whether the loans were acquired through purchase or loan origination.  On March 17, 2006, the Financial Accounting Standards Board (FASB) released SFAS No. 156, “Accounting for Servicing Financial Assets, an amendment of SFAS No. 140.” This statement amends SFAS No. 140 to require that all separately recognized servicing assets and liabilities be initially measured at fair value, if practicable. The effective date of this statement is as of the beginning of the first fiscal year that begins after September 15, 2006; however, early adoption is permitted as of the beginning of any fiscal year, provided the entity has not issued financial statements for the interim period. The initial recognition and measurement of servicing assets and servicing liabilities are required to be applied prospectively to transactions occurring after the effective date.

During the first quarter of 2006, Trustmark elected to early adopt SFAS No. 156 and recorded all of its Mortgage Servicing Rights (MSR) at fair value effective January 1, 2006. Upon adoption, MSR were increased by $1.4 million, while retained earnings were also increased by $0.8 million, net of taxes. Also, a strategy was implemented which utilized a portfolio of derivative instruments, such as interest rate futures contracts and exchange-traded option contracts, to achieve a return that would substantially offset the changes in fair value of MSR attributable to interest rates. Changes in the fair value of these derivative instruments are recorded in noninterest income in mortgage banking, net and are offset by the changes in the fair value of MSR.

The fair value of MSR is determined using discounted cash flow techniques benchmarked against third-party opinions of value. Estimates of fair value involve several assumptions, including the key valuation assumptions about market expectations of future prepayment rates, interest rates and discount rates. At December 31, 2006, the valuation of MSR included an assumed average prepayment speed of 9.705 CPR and an average discount rate of 10.033%. Prepayment rates are projected using an industry standard prepayment model. The model considers other key factors, such as a wide range of standard industry assumptions tied to specific portfolio characteristics such as remittance cycles, escrow payment requirements, geographic factors, foreclosure loss exposure, VA no-bid exposure, delinquency rates and cost of servicing including base cost and cost to service delinquent mortgages. Prevailing market conditions at the time of analysis are factored into the accumulation of assumptions and determination of servicing value.

Prior to the adoption of SFAS No. 156, purchased mortgage servicing rights were capitalized at cost. For loans originated and sold where the servicing rights were retained, Trustmark allocated the cost of the loans and the servicing rights based on their relative fair values. Mortgage servicing rights were amortized over the estimated period of the related net servicing income and evaluated quarterly for impairment. Impairment occurred when the estimated fair value of the mortgage servicing rights fell below its carrying value. For purposes of evaluating impairment, Trustmark stratified its mortgage servicing portfolio on the basis of certain risk characteristics including loan type, term and interest rate. Changes in interest rates, prepayment speeds or other factors could have resulted in impairment or recovery of the servicing asset. Impairment or impairment recovery was recognized through a valuation allowance with a corresponding charge to mortgage banking noninterest income.

Goodwill and Identifiable Intangible Assets
Goodwill, which represents the excess of cost over the fair value of the net assets of an acquired business, is not amortized but tested for impairment on an annual basis, or more often if events or circumstances indicate that there may be impairment.

Identifiable intangible assets are acquired assets that lack physical substance but can be distinguished from goodwill because of contractual or legal rights or because the assets are capable of being sold or exchanged either on their own or in combination with a related contract, asset or liability. Trustmark’s identifiable intangible assets primarily relate to core deposits, insurance customer relationships and borrower relationships. These intangibles, which have definite useful lives, are amortized on an accelerated basis over their estimated useful lives. In addition, these intangibles are evaluated annually for impairment or whenever events and changes in circumstances indicate that the carrying amount should be reevaluated. Trustmark has also purchased banking charters in order to facilitate its entry into the states of Florida and Texas. These identifiable intangible assets are being amortized on a straight-line method over 20 years.

Other Real Estate Owned
Other real estate owned includes assets that have been acquired in satisfaction of debt through foreclosure. Other real estate owned is reported in other assets and is recorded at the lower of cost or estimated fair value less the estimated cost of disposition. Valuation adjustments required at foreclosure are charged to the allowance for loan losses. Subsequent to foreclosure, losses on the periodic revaluation of the property are charged to net income as other expense. Costs of operating and maintaining the properties are included in other noninterest expenses, while gains (losses) on their disposition are charged to other income as incurred. Improvements made to properties are capitalized if the expenditures are expected to be recovered upon the sale of the properties.

Derivative Financial Instruments
Trustmark maintains an overall interest rate risk management strategy that incorporates the use of derivative instruments to minimize significant unplanned fluctuations in earnings and cash flows caused by interest rate volatility. Trustmark’s interest rate risk management strategy involves modifying the repricing characteristics of certain assets and liabilities so that changes in interest rates do not adversely affect the net interest margin and cash flows. Derivative instruments that Trustmark may use as part of its interest rate risk management strategy include interest rate swaps, interest rate floors, interest rate caps, forward contracts and both futures contracts and options on futures contracts. Interest rate swap contracts are exchanges of interest payments, such as fixed-rate payments for floating rate payments, based on a common notional amount and maturity date. Forward contracts are contracts in which the buyer agrees to purchase and the seller agrees to make delivery of a specific financial instrument at a predetermined price or yield. Futures contracts represent the obligation to buy or sell a predetermined amount of debt subject to the contract’s specific delivery requirements at a predetermined date and a predetermined price. Options on futures contracts represent the right but not the obligation to buy or sell. Freestanding derivatives also include derivative transactions entered into for risk management purposes that do not otherwise qualify for hedge accounting.

Under the guidelines of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended, all derivative instruments are required to be recognized as either assets or liabilities and be carried at fair value on the balance sheet. On the date Trustmark enters into a derivative contract, the derivative is designated as either a fair value hedge, cash flow hedge or as a freestanding derivative instrument. For a fair value hedge, the ineffective portion of changes in the fair value of the derivative instrument and changes in the fair value of the hedged asset or liability are recorded in noninterest income. For a cash flow hedge, changes in the fair value of the derivative instrument, to the extent that it is effective, are recorded as a component of accumulated other comprehensive income within shareholders’ equity and subsequently reclassified to net income in the same period that the hedged transaction impacts net income. Trustmark does not have any derivatives classified as cash flow hedges at December 31, 2006. For freestanding derivative instruments, changes in the fair values are reported in noninterest income.

Prior to entering a hedge transaction, Trustmark formally documents the relationship between the hedging instruments and hedged items, as well as the risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivative instruments that are designated as fair value or cash flow hedges to specific assets and liabilities on the balance sheet or to specific forecasted transactions along with formal assessments at both the inception of the hedge and on an ongoing basis as to the effectiveness of the derivative instrument in offsetting changes in fair values or cash flows of the hedged item. If it is determined that the derivative instrument is no longer highly effective as a hedge or if the hedge instrument is terminated, hedge accounting is discontinued, and the adjustment to fair value of the derivative instrument is recorded in net income.

Income Taxes
Trustmark accounts for deferred income taxes using the liability method. Deferred tax assets and liabilities are based on temporary differences between the financial statement carrying amounts and the tax basis of Trustmark’s assets and liabilities. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled.

Stock-Based Compensation
Effective January 1, 2006, Trustmark adopted the provisions of SFAS No. 123R, “Share-Based Payment,” a revision of SFAS No. 123, “Accounting for Stock-Based Compensation.” This statement establishes fair value as the measurement objective in accounting for stock awards and requires the application of a fair value based measurement method in accounting for compensation cost, which is recognized over the requisite service period. Trustmark implemented the provisions of this statement using the modified prospective approach, which applies to new awards, as well as, any previously granted awards outstanding on January 1, 2006. Compensation cost for the portion of awards for which the requisite service had not been rendered as of the date of adoption, is being recognized over the remaining service period using the compensation cost calculated for pro forma disclosure purposes previously under SFAS No. 123. Prior period amounts have not been restated to reflect the impact of the adoption of SFAS No. 123R.

Effective January 1, 2003, Trustmark adopted the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure” prospectively for all awards granted, modified or settled after January 1, 2003. Under the provisions of this statement, compensation expense is recognized over the vesting period for stock option awards and is estimated using the Black-Scholes option-pricing model, while compensation expense for restricted performance awards is recognized over the service period based on the fair value of the underlying common stock on the date of grant based on the number of restricted shares expected to vest.

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

	2005	2004
Net income, as reported	$102,951	$116,709
Add: Total stock-based employee compensation expense included in reported net income, net of related tax effects	1,016	650
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(1,631)	(1,736)

Pro forma net income	$102,336	$115,623

Earnings per share:
As reported
Basic	$1.82	$2.01
Diluted	1.81	2.00
Pro forma
Basic	$1.81	$1.99
Diluted	1.80	1.98

Statements of Cash Flows
For purposes of reporting cash flows, cash and cash equivalents include cash on hand and amounts due from banks. The following table reflects specific transaction amounts for the periods presented ($ in thousands):

	2006	2005	2004
Income taxes paid	$56,309	$55,210	$50,160
Interest expense paid on deposits and borrowings	196,080	129,984	86,315
Non-cash transfers from loans to foreclosed properties	1,969	2,938	5,629
Assets acquired in business combinations	647,550	-	161,923
Liabilities assumed in business combinations	606,696	-	172,035
Transfer of long-term FHLB advances to short- term	-	175,000	450,000

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

	Years Ended December 31,
	2006	2005	2004
Basic shares	56,632	56,610	57,998
Dilutive shares (related to stock options)	465	133	275
Diluted shares	57,097	56,743	58,273

Recent Pronouncements

Accounting Standards Adopted in 2006
In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132R.” SFAS No. 158 requires employers to recognize on a prospective basis the funded status of defined benefit pension and other postretirement plans on the consolidated balance sheet. Changes in the funded status arising during the period, but not recognized as components of net periodic benefit cost, are to be recognized through comprehensive income, net of tax. SFAS No. 158 also requires additional disclosures in the notes to financial statements. SFAS No. 158 is effective as of the end of fiscal years ending after December 15, 2006. At December 31, 2006, Trustmark adopted the provisions of this statement and has removed prepaid pension assets of $11.2 million and recognized an additional liability of $4.5 million on its balance sheet, representing the difference in plan assets and projected benefit obligations. The adoption of SFAS No. 158 resulted in a charge to other comprehensive income, net of tax, of $10.4 million. Please see Note 13 - Pension and Other Postretirement Benefits, for more information on the disclosures relating to SFAS No. 158.

Also in September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (SAB No. 108), which addresses the diversity in practice in quantifying financial misstatements and provides interpretative guidance regarding the consideration given to prior year misstatements when determining materiality in current year financial statements. SAB No. 108 permits adjustments for the cumulative effect of misstatements related to prior years, previously deemed to be immaterial, in the carrying amount of assets and liabilities as of the beginning of the current fiscal year, with an offsetting adjustment to beginning retained earnings in the year of adoption. In the fourth quarter of 2006, Trustmark adopted the provisions of SAB No. 108 and recorded a cumulative reduction to its 2006 beginning balance of retained earnings related to adjustments made to the carrying values of core deposit intangibles, other liabilities and related deferred taxes. Prior to the adoption of SAB No. 108, Trustmark was not properly amortizing its core deposit intangibles acquired in business combinations occurring prior to 2001. Additionally, for certain of these acquisitions, Trustmark had not established deferred tax liabilities on the related core deposit intangibles. With the adoption of SAB No. 108, Trustmark adjusted the amortization of core deposit intangibles to an accelerated method that reflects the pattern and term over which the economic benefits of the intangible asset are consumed and adjusted the associated deferred income taxes. The impact of this adoption was a reduction to core deposit intangibles of $9.2 million and an increase to net deferred tax assets of $1.8 million, resulting in a cumulative adjustment to beginning retained earnings of $7.4 million. In addition, with the adoption of SAB No. 108, Trustmark, which elected not to accrue expenses received after closing its financial records due to the immaterial amount of these items, adjusted its accrual for unrecorded liabilities by $1.6 million, along with an increase to net deferred tax assets of $616 thousand. These adjustments resulted in a cumulative adjustment to beginning retained earnings of $1.0 million. The combined impact of these two adjustments resulted in a cumulative reduction in beginning retained earnings of $8.4 million. Based on our approach for assessing misstatements prior to the adoption of SAB No. 108, Trustmark had previously concluded that these misstatements were immaterial to its consolidated financial statements in each of the periods in which such charges would have related and, therefore, will not restate any of its historic financial statements to record such charges.

FASB Staff Position (the FSP) No. FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments," was issued in November 2005 and addresses the determination of when an investment is considered impaired, whether the impairment is other than temporary and how to measure an impairment loss. The FSP also addresses accounting considerations subsequent to the recognition of an other-than-temporary impairment on a debt security and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The FSP replaces the impairment guidance in Emerging Issues Task Force (EITF) Issue No. 03-1 with references to existing authoritative literature concerning other-than-temporary determinations. Under the FSP, losses arising from impairments deemed to be other-than-temporary must be recognized in net income equal to the entire difference between the security's cost and its fair value at the financial statement date, without considering partial recoveries subsequent to that date. The FSP also requires that an investor recognize an other-than-temporary impairment loss when a decision to sell a security has been made, and the investor does not expect the fair value of the security to fully recover prior to the expected time of sale. The FSP is effective for reporting periods beginning after December 15, 2005. Adoption of this FSP on January 1, 2006, did not have a significant effect on Trustmark’s balance sheets or results of operations.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections.” SFAS No. 154 is a replacement of APB No. 20, “Accounting Changes” and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements.” SFAS No. 154 establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. This statement applies to voluntary changes in accounting principles as well as changes required by an accounting pronouncement that provides no specific transition provisions. This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Adoption of this statement on January 1, 2006, did not have a significant effect on Trustmark’s balance sheets or results of operations.

New Accounting Standards
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and is not expected to have a material impact on Trustmark’s balance sheets or results of operations.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109.” The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The new interpretation is effective for fiscal years beginning after December 15, 2006. The effects of this interpretation are not expected to have a material impact on Trustmark’s balance sheets or results of operations.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140,” which is effective for fiscal years beginning after September 15, 2006. The statement was issued to clarify the application of SFAS No. 133 to beneficial interests in securitized financial assets and to improve the consistency of accounting for similar financial instruments, regardless of the form of the instruments. The effects of this statement are not expected to have a material impact on Trustmark’s balance sheets or results of operations.

Note 2 - Hurricane Katrina

On August 29, 2005, Hurricane Katrina struck the Mississippi Gulf Coast and Central and Eastern Mississippi causing significant damages. Immediately following the storm, Trustmark initiated a process to assess the storm’s impact on its customers and on Trustmark’s consolidated financial statements. In accordance with SFAS No. 5, “Accounting for Contingencies," Trustmark determined, through reasonable estimates, that specific losses were probable and should be reflected in the consolidated financial statements as of December 31, 2005. The impact of Hurricane Katrina decreased 2005 income before tax by $16.3 million, or $10.1 million after tax. This equated to a decrease in basic earnings per share of $0.18.

At that time, Trustmark identified customers impacted by the storm in an effort to estimate the loss of collateral value and customer payment abilities. As a result of customer surveys, collateral inspections and review of risk characteristics, Trustmark increased its allowance for loan losses through provision for loan losses by $9.8 million on a pre-tax basis during the third quarter of 2005. Specifically, $3.5 million and $1.5 million were allocated for losses due to collateral impairment on 1-4 family residential mortgages and consumer loans, respectively. General reserves of $4.8 million for consumer and commercial loans were allocated for losses due to economic disruption caused by the storm.

Trustmark’s mortgage division’s annual pre-tax income was additionally impacted by $3.3 million during 2005, resulting from adjusted fair values on loans held for sale, increased prepayment speeds on mortgage servicing rights and waived ancillary fees in the impacted areas. In addition, Trustmark experienced lost revenues of $2.7 million for 2005, resulting from customer assistance in retail account fees and incurred additional expenses of $539 thousand for the year.

During 2006, Trustmark continually reevaluated its estimates for probable losses resulting from Hurricane Katrina. Accordingly, Trustmark has released allowance for loan losses and recovered mortgage related charges specifically associated with Hurricane Katrina accruals totaling $9.2 million during 2006, resulting in an increase to Trustmark’s net income of $5.7 million, or $0.10 per share. At December 31, 2006, the allowance for loan losses included specific Katrina accruals totaling $2.0 million, comprised of $1.3 million for mortgage loans and $0.7 million for consumer loans. Management’s estimates, assumptions and judgments are based on information available as of the date of the consolidated financial statements; accordingly, as the information changes, actual results could differ from these estimates.

Note 3 - Business Combinations

On August 25, 2006, Trustmark completed its merger with Houston-based Republic Bancshares of Texas, Inc., (Republic) in a business combination accounted for by the purchase method of accounting. Trustmark purchased all the outstanding common and preferred shares of Republic for approximately $205.3 million. The purchase price includes approximately 3.3 million in common shares of Trustmark valued at $103.8 million, $100.0 million in cash and $1.5 million in acquisition-related costs. The purchase price allocations are preliminary and are subject to final determination and valuation of the fair value of assets acquired and liabilities assumed. At August 25, 2006, Republic had assets consisting of $21.1 million in cash and due from banks, $64.5 million in federal funds sold, $76.5 million in securities, $458.0 million in loans, $9.0 million in premises and equipment and $18.4 million in other assets, as well as deposits of $593.3 million and borrowings and other liabilities of $13.3 million. These assets and liabilities have been recorded at estimated fair value based on market conditions and risk characteristics at the acquisition date. Excess costs over tangible net assets acquired totaled $173.0 million, of which $19.3 million has been allocated to core deposits, $690 thousand to borrower relationships and $153.0 million to goodwill.

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

Note 4 - Cash and Due from Banks

Trustmark is required to maintain average reserve balances with the Federal Reserve Bank based on a percentage of deposits. The average amounts of those reserves for the years ended December 31, 2006 and 2005, were $3.3 million and $21.1 million, respectively.

Note 5 - Securities Available for Sale and Held to Maturity

A summary of the amortized cost and estimated fair value of securities available for sale and held to maturity at December 31, 2006 and 2005, follows ($ in thousands):

	Securities Available for Sale				Securities Held to Maturity
2006	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
U.S. Treasury and other U.S. Government agencies	$11,444	$3	$-	$11,447	$-	$-	$-	$-
Obligations of states and political subdivisions	56,839	624	(238)	57,225	129,879	3,196	(545)	132,530
Mortgage-backed securities	607,651	468	(10,027)	598,092	162,245	1	(3,994)	158,252
Corporate debt	93,735	-	(2,227)	91,508	-	-	-	-
Other securities	34,019	-	-	34,019	119	4	-	123
Total	$803,688	$1,095	$(12,492)	$792,291	$292,243	$3,201	$(4,539)	$290,905

2005
U.S. Treasury and other U.S. Government agencies	$8,942	$2	$-	$8,944	$-	$-	$-	$-
Obligations of states and political subdivisions	61,973	1,239	(266)	62,946	131,403	5,055	(580)	135,878
Mortgage-backed securities	812,049	544	(16,205)	796,388	163,386	13	(3,874)	159,525
Corporate debt	120,603	23	(3,174)	117,452	-	-	-	-
Other securities	54,597	1,427	-	56,024	113	5	-	118
Total	$1,058,164	$3,235	$(19,645)	$1,041,754	$294,902	$5,073	$(4,454)	$295,521

Temporarily Impaired Securities
The primary components that determine a security's fair value are its coupon rate, maturity and credit characteristics. When the fair value of a security falls below amortized cost it becomes temporarily impaired with an unrealized loss. The table below includes securities with unrealized losses at December 31, 2006 and December 31, 2005, respectively, segregated by length of impairment ($ in thousands):

	Less than 12 Months		12 Months or More		Total
	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
2006
U.S. Treasury and other U.S. Government agencies	$-	$-	$-	$-	$-	$-
Obligations of states and political subdivisions	3,660	113	32,246	670	35,906	783
Mortgage-backed securities	1,002	10	738,968	14,011	739,970	14,021
Corporate debt	-	-	91,508	2,227	91,508	2,227
Other securities	-	-	-	-	-	-
Total	$4,662	$123	$862,722	$16,908	$867,384	$17,031

2005
U.S. Treasury and other U.S. Government agencies	$-	$-	$-	$-	$-	$-
Obligations of states and political subdivisions	30,912	780	2,164	66	33,076	846
Mortgage-backed securities	345,361	6,247	593,426	13,832	938,787	20,079
Corporate debt	38,941	1,017	75,265	2,157	114,206	3,174
Other securities	-	-	-	-	-	-
Total	$415,214	$8,044	$670,855	$16,055	$1,086,069	$24,099

The unrealized losses shown above are primarily due to increases in market interest rates over the yields available at the time of purchase of the underlying securities. The fair value is expected to recover as the bonds approach their maturity date or if market yields for such investments decline. Management does not believe any of the securities are impaired due to reasons of credit quality. In addition, Management has the ability and intent to hold the securities for a period of time sufficient for a recovery of costs. Accordingly, as of December 31, 2006, Management believes the impairment detailed in the table above is temporary and, consequently, no impairment loss has been realized.

Security Gains and Losses
Gross gains as a result of calls and dispositions of securities available for sale were $1.9 million in 2006, $781 thousand in 2005 and $26 thousand in 2004. During 2006, gross losses on calls and dispositions of these securities were $43 thousand, while there were $4.4 million in 2005 and $4.7 million realized in 2004. During 2006, 2005 and 2004, there were no sales of securities held to maturity. Gross gains of $24 thousand were realized in 2006, while gross gains of $2 thousand were realized in both 2005 and 2004 on calls of securities held to maturity.

Securities Transferred from Held to Maturity to Available for Sale
During the third quarter of 2005, Trustmark moved $4.5 million in book value of held to maturity securities to available for sale as allowed by paragraph 8 of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," resulting in unrealized gains at December 31, 2005 of $22 thousand. These securities were general obligation municipal bonds issued by seven different entities along the Mississippi Gulf Coast that incurred serious damage by Hurricane Katrina. These entities are facing severe fiscal and economic strain; which resulted in a material deterioration in their financial stability, at least in the short-term. Transferring these securities to available for sale will provide a more transparent impact of the fair value of the bonds in Trustmark's consolidated financial statements and give management more flexibility in managing the exposure to these entities as additional information emerges on their creditworthiness.

Securities Pledged
Securities with a carrying value of $0.8 billion and $1.1 billion at December 31, 2006 and 2005, respectively, were pledged to collateralize public deposits and securities sold under agreements to repurchase and for other purposes as required or permitted by law.

Contractual Maturities
The amortized cost and estimated fair value of securities available for sale and held to maturity at December 31, 2006, by contractual maturity, are shown below ($ in thousands). Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Securities		Securities
	Available for Sale		Held to Maturity
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Due in one year or less	$38,918	$38,705	$5,794	$5,810
Due after one year through five years	121,982	120,249	47,825	48,620
Due after five years through ten years	14,082	14,136	59,760	61,723
Due after ten years	21,055	21,108	16,620	16,500
	196,037	194,198	129,999	132,653
Mortgage-backed securities	607,651	598,093	162,244	158,252
Total	$803,688	$792,291	$292,243	$290,905

Note 6 - Loans

At December 31, 2006 and 2005, loans consisted of the following ($ in thousands):

	2006	2005
Real estate loans:
Construction and land development	$896,254	$715,174
Secured by 1-4 family residential properties	1,842,886	1,901,196
Secured by nonfarm, nonresidential properties	1,326,658	1,061,669
Other	148,921	166,685
Loans to finance agricultural production	23,938	40,162
Commercial and industrial	1,106,460	861,167
Consumer	934,261	886,072
Obligations of states and political subdivisions	212,388	210,310
Other loans	50,109	51,004
Loans	6,541,875	5,893,439
Less allowance for loan losses	72,098	76,691
Net loans	$6,469,777	$5,816,748

Trustmark does not have any loan concentrations other than those reflected in the preceding table, which exceed 10% of total loans. At December 31, 2006, Trustmark's geographic loan distribution was concentrated primarily in its Florida, Mississippi, Tennessee and Texas markets.

Changes in the allowance for loan losses were as follows ($ in thousands):

	2006	2005	2004

Balance at January 1	$76,691	$64,757	$74,276
Provision charged to expense	(5,938)	19,541	(3,055)
Loans charged off	(14,938)	(16,822)	(15,402)
Recoveries	10,966	9,215	8,938
Net charge-offs	(3,972)	(7,607)	(6,464)
Allowance of acquired bank	5,317	-	-
Balance at December 31	$72,098	$76,691	$64,757

At December 31, 2006 and 2005, the carrying amounts of nonaccrual loans were $36.4 million and $28.9 million, respectively. Included in these nonaccrual loans at December 31, 2006 and 2005, are loans that are considered to be impaired, which totaled $32.1 million and $21.8 million, respectively. At December 31, 2006, the total allowance for loan losses related to impaired loans was $7.0 million compared with $5.9 million at December 31, 2005. The average carrying amounts of impaired loans during 2006, 2005 and 2004 were $23.4 million, $23.6 million and $19.1 million, respectively. Any amounts of interest income on these loans included in net income or that would have been recorded on nonaccrual loans if those loans had been current in accordance with their original terms are considered immaterial for each of the years in the three-year period ended December 31, 2006.

Trustmark makes loans in the normal course of business to certain executive officers and directors, including their immediate families and companies in which they are principal owners. Such loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectability at the time of the transaction. At December 31, 2006 and 2005, total loans to these borrowers were $81.1 million and $81.6 million, respectively. During 2006, $1.206 billion of new loan advances were made, while repayments were $1.207 billion, as well as increases from changes in executive officers and directors of $272 thousand.

Note 7 - Premises and Equipment

At December 31, 2006 and 2005, premises and equipment are summarized as follows ($ in thousands):

	2006	2005
Land	$34,342	$28,600
Buildings and leasehold improvements	133,477	120,270
Furniture and equipment	125,781	117,043
Total cost of premises and equipment	293,600	265,913
Less accumulated depreciation and amortization	159,228	150,798
Premises and equipment, net	$134,372	$115,115

Note 8 - Mortgage Banking

Mortgage Servicing Rights
The activity in mortgage servicing rights is detailed in the table below ($ in thousands):

	2006	2005
Balance at beginning of period	$58,424	$52,463
Cumulative-effect adjustment - change in accounting for MSR	1,373	-
Additions:
Purchase of servicing assets	13,883	10,705
Servicing assets that resulted from transfers of financial assets	5,350	4,610
Disposals	(2,556)	(932)
Change in fair value:
Due to market changes	3,122	-
Due to runoff	(9,858)	-
Due to other	(466)	-
Amortization	-	(10,465)
Recovery of MSR impairment	-	2,043
Balance at end of period	$69,272	$58,424

In the determination of the fair value of mortgage servicing rights at the date of securitization, certain key economic assumptions are made. During 2006, mortgage servicing rights were added based on discount rates ranging from 10% to 17%, prepayment rates ranging from 8 to 35 CPR and weighted-average lives ranging from 1 to 9 years.

Mortgage Loans Sold
During 2006, Trustmark sold $1.2 billion of residential mortgage loans in securitization transactions compared with $928.2 million in 2005. Pretax gains on these sales were recorded in mortgage banking noninterest income and totaled $4.6 million in 2006, $2.0 million in 2005 and $4.3 million in 2004. Trustmark receives annual servicing fee income approximating 0.34% of the outstanding balance of the underlying loans. Trustmark's total mortgage loans serviced for others totaled $4.1 billion at December 31, 2006 compared with $3.7 billion at December 31, 2005. The investors and the securitization trusts have no recourse to the assets of Trustmark for failure of debtors to pay when due.

Note 9 - Goodwill and Identifiable Intangible Assets

Goodwill
The changes in the carrying amount of goodwill by segment for the years ended December 31, 2006, 2005 and 2004, are as follows ($ in thousands):

	General
	Banking	Insurance	Total
Balance as of January 1, 2004	$78,346	$17,531	$95,877
Additions from business combinations	15,294	26,954	42,248
Purchase accounting adjustments	(900)	-	(900)
Balance as of December 31, 2004	92,740	44,485	137,225
Purchase accounting adjustments	187	(44)	143
Balance as of December 31, 2005	92,927	44,441	137,368
Additions from business combination	152,995	-	152,995
Balance as of December 31, 2006	$245,922	$44,441	$290,363

During 2004, Trustmark realigned its management reporting structure, and as a result, goodwill reportable by Trustmark is included in its general banking and insurance segments. Trustmark's general banking segment delivers a full range of banking services to consumer, corporate, small and middle-market businesses through its extensive branch network. The insurance segment includes TNB's wholly-owned retail insurance subsidiaries that offer a diverse mix of insurance products and services. Trustmark performed an impairment test of goodwill during 2006, 2005 and 2004, which indicated that no impairment charge was required.

Identifiable Intangible Assets
At December 31, 2006 and 2005, identifiable intangible assets consisted of the following ($ in thousands):

	2006			2005
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount

Core deposit intangibles	$44,408	$21,869	$22,539	$25,114	$9,616	$15,498
Insurance intangibles	11,693	3,051	8,642	12,675	2,627	10,048
Banking charters	1,325	215	1,110	1,325	148	1,177
Borrower relationship intangible	690	21	669	-	-	-
Total amortizable	58,116	25,156	32,960	39,114	12,391	26,723
Supplemental retirement plan intangible	-	-	-	1,980	-	1,980
Total	$58,116	$25,156	$32,960	$41,094	$12,391	$28,703

During 2006, Trustmark adopted SAB No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” and SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.” The adoption of SFAS No. 158 resulted in the elimination of the supplemental retirement plan intangible of $1.98 million. Prior to the adoption of SAB No. 108, core deposit intangibles had primarily been amortized on a straight-line basis over 15 years. With the adoption of SAB No. 108, core deposit intangibles are now being amortized using an accelerated method over a weighted-average life of 11.3 years. This change resulted in a decrease in core deposit intangibles of $9.2 million during 2006. As a result of the acquisition of Republic Bancshares of Texas, Inc., Trustmark added $19.3 million of core deposit intangibles and $690 thousand of borrower relationship intangibles during the third quarter of 2006 with a weighted-average amortization period of 13 years and 11 years, respectively.

In 2006, 2005 and 2004, Trustmark recorded $3.9 million, $3.1 million and $2.3 million, respectively, of amortization of identifiable intangible assets. Trustmark estimates that amortization expense for identifiable intangible assets will be $4.8 million in 2007, $4.2 million in 2008, $3.8 million in 2009, $3.4 million in 2010 and $2.9 million in 2011. Fully amortized intangibles are excluded from the table above.

The following table illustrates the carrying amounts and weighted-average amortization periods of identifiable intangible assets ($ in thousands):

	2006
	Net Carrying Amount	Weighted-Average Amortization Period in Years

Core deposit intangibles	$22,539	11.3
Insurance intangibles	8,642	15.0
Banking charters	1,110	20.0
Borrower relationship intangible	669	11.0
Total	$32,960	12.2

Note 10 - Deposits

At December 31, 2006 and 2005, deposits consisted of the following ($ in thousands):

	2006	2005
Noninterest-bearing demand deposits	$1,574,769	$1,556,142
Interest-bearing demand	1,139,238	846,754
Savings	1,664,804	1,608,334
Time	2,597,353	2,271,584
Total Deposits	$6,976,164	$6,282,814

The aggregate amount of time deposits of $100,000 or more at December 31, 2006, was $953.9 million.

The maturities of interest-bearing deposits at December 31, 2006, are as follows ($ in thousands):

2007	$2,359,103
2008	147,136
2009	57,499
2010	18,950
2011 and thereafter	14,665
Total time deposits	2,597,353
Interest-bearing deposits with no stated maturity	2,804,042
Total interest-bearing deposits	$5,401,395

Note 11 - Borrowings

Short-Term Borrowings
At December 31, 2006 and 2005, short-term borrowings consisted of the following ($ in thousands):
	2006	2005
Term federal funds purchased	$-	$188,000
FHLB advances	202,500	475,031
Serviced GNMA loans eligible for repurchase	13,463	47,544
Treasury tax and loan note option account	19,613	30,850
Line of credit payable	11,000	11,000
Other	24,491	22,977
Total	$271,067	$775,402

Trustmark has received advances from the FHLB, which are classified as short-term and are collateralized by a blanket lien on Trustmark’s single-family, multi-family, home equity and commercial mortgage loans. These advances have a weighted-average maturity of 4.7 months with a weighted-average cost of 5.39%. All advances have fixed rates and range from $2.5 million to $25.0 million with interest rates ranging from 3.03% to 5.67%. Interest expense on short-term FHLB advances totaled $16.2 million in 2006, $22.4 million in 2005 and $10.3 million in 2004. At December 31, 2006, Trustmark had $1.4 billion available in unused FHLB advances.

The treasury tax and loan note option account, which must have a pledge of acceptable collateral as required by the Department of the Treasury, is an open-ended, interest-bearing note maintained at the Federal Reserve Bank. Currently, the rate of interest charged is 25 basis points lower than the weekly Federal Funds rate.

In September 2006, Trustmark renewed a two-year revolving credit arrangement enabling borrowings up to $50.0 million. During 2005, Trustmark drew $11.0 million from this line of credit at a weighted-average interest rate of 4.10% in order to fund its common stock repurchase program. The balance remained at $11.0 million during 2006 at a weighted-average interest rate of 5.70%. Trustmark pays interest on each draw at the three-month LIBOR rate plus 0.55%. At December 31, 2006, these draws have a weighted average interest rate of 5.92%. As of year-end, Trustmark is in compliance with all financial covenants required by this credit arrangement.

Long-Term Federal Home Loan Bank Advances
At December 31, 2006, Trustmark had no long-term FHLB advances outstanding compared with $5.7 million at December 31, 2005. Long-term FHLB advances are also collateralized by a blanket lien on Trustmark’s single-family, multi-family, home equity and commercial mortgage loans. Interest expense on long-term FHLB advances totaled $104 thousand in 2006, $5.5 million in 2005 and $10.0 million in 2004.

Subordinated Notes Payable
On December 13, 2006, Trustmark National Bank (TNB) issued $50 million aggregate principal amount of Subordinated Notes (the Notes) due December 15, 2016. At December 31, 2006, the carrying amount of the Notes was $49.7 million. The Notes have not been, and are not required to be, registered with the Securities and Exchange Commission under the Securities Act of 1933 (Securities Act), as amended. The Notes were sold pursuant to the terms of regulations issued by the Office of the Comptroller of the Currency (OCC) and in reliance upon an exemption provided by the Securities Act. The Notes bear interest at the rate of 5.673% per annum from December 13, 2006 until the principal of the Notes has been paid in full. Interest on the Notes is payable semi-annually in arrears on June 15 and December 15 of each year, commencing June 15, 2007, and through the date of maturity. The Notes are unsecured and subordinate and junior in right of payment to the TNB’s obligations to its depositors, its obligations under bankers’ acceptances and letters of credit, its obligations to any Federal Reserve Bank or the FDIC and its obligations to its other creditors, and to any rights acquired by the FDIC as a result of loans made by the FDIC to TNB. The Notes, which are not redeemable prior to maturity, qualify as Tier 2 capital for both TNB and Trustmark. Proceeds from the sale of the Notes were used for general corporate purposes.

Junior Subordinated Debt Securities
On August 18, 2006, Trustmark completed a private placement of $60.0 million of trust preferred securities through a newly formed Delaware trust affiliate, Trustmark Preferred Capital Trust I, (the Trust). The trust preferred securities mature September 30, 2036, are redeemable at Trustmark’s option beginning after five years, and bear interest at a variable rate per annum equal to the three-month LIBOR plus 1.72%. Under applicable regulatory guidelines, these trust preferred securities qualify as Tier 1 capital.

The proceeds from the sale of the trust preferred securities were used by the Trust to purchase $61.856 million in aggregate principal amount of Trustmark’s junior subordinated debentures. The net proceeds to Trustmark from the sale of the notes to the Trust were used to finance its merger with Republic Bancshares of Texas, Inc.

The debentures were issued pursuant to a Junior Subordinated Indenture, dated August 18, 2006 between Trustmark, as issuer, and Wilmington Trust Company, as trustee. Like the trust preferred securities, the debentures bear interest at a variable rate per annum equal to the three-month LIBOR plus 1.72% and mature on September 30, 2036. The debentures may be redeemed at Trustmark’s option at anytime on or after September 30, 2011 or at anytime upon certain events, such as a change in the regulatory capital treatment of the debentures, the Trust being deemed an investment company or the occurrence of certain adverse tax events. The interest payments by Trustmark will be used to pay the quarterly distributions payable by the Trust to the holder of the trust preferred securities. However, so long as no event of default has occurred under the debentures, Trustmark may defer interest payments on the debentures (in which case the Trust will also defer distributions otherwise due on the trust preferred securities) for up to 20 consecutive quarters.

The debentures are subordinated to the prior payment of any other indebtedness of Trustmark that, by its terms, is not similarly subordinated. The trust preferred securities are recorded as a long-term liability on Trustmark’s balance sheet; however, for regulatory purposes the trust preferred securities are treated as Tier 1 capital under rulings of the Federal Reserve Board, Trustmark’s primary federal regulatory agency.

Trustmark also entered into a Guarantee Agreement, dated August 18, 2006, pursuant to which it has agreed to guarantee the payment by the Trust of distributions on the trust preferred securities, and the payment of principal of the trust preferred securities when due, either at maturity or on redemption, but only if and to the extent that the Trust fails to pay distributions on or principal of the trust preferred securities after having received interest payments or principal payments on the notes from Trustmark for the purpose of paying those distributions or the principal amount of the trust preferred securities.

In addition, pursuant to the acquisition of Republic Bancshares of Texas, Inc. on August 25, 2006, Trustmark assumed the liability for $8.248 million in junior subordinated debt securities issued to Republic Bancshares Capital Trust I (Republic Trust), also a Delaware trust. Republic Trust used the proceeds from the issuance of $8.0 million in trust preferred securities to acquire the junior subordinated debt securities. Both the trust preferred securities and the junior subordinated debt securities mature on January 7, 2033, and are callable at the option of Trustmark, in whole or in part, on January 7, 2008. Both the trust preferred securities and junior subordinated debt securities bear interest at a variable rate per annum equal to the three-month LIBOR plus 3.35%. Under applicable regulatory guidelines, these trust preferred securities qualify as Tier 1 capital.

As defined in applicable accounting standards, both Trustmark Preferred Capital Trust I and Republic Bancshares Capital Trust I, wholly-owned subsidiaries of Trustmark, are considered variable interest entities for which Trustmark is not the primary beneficiary. Accordingly, the accounts of both trusts are not included in Trustmark’s consolidated financial statements.

At December 31, 2006, total combined assets for the Trust and Republic Trust totaled $70.1 million resulting from their investment in subordinated debentures issued by Trustmark. Combined liabilities and shareholder’s equity also totaled $70.1 million resulting from the issuance of trust preferred securities in the amount of $68.0 million as well as $2.1 million in common securities issued to Trustmark. During 2006, combined net income equaled $60.0 thousand resulting from interest income from junior subordinated debt securities issued by Trustmark to the Trust and Republic Trust. Dividends issued to Trustmark during 2006 totaled $60.0 thousand.

Note 12 - Income Taxes

The income tax provision included in the statements of income is as follows ($ in thousands):

	2006	2005	2004
Current
Federal	$46,503	$52,142	$41,550
State	7,433	7,764	6,388
Deferred
Federal	6,919	(5,309)	11,075
State	1,029	(817)	1,669
Income tax provision	$61,884	$53,780	$60,682

The income tax provision differs from the amount computed by applying the statutory federal income tax rate of 35% to income before income taxes as a result of the following ($ in thousands):

	2006	2005	2004

Income tax computed at statutory tax rate	$63,405	$54,856	$62,087
Tax exempt interest	(5,272)	(5,118)	(5,189)
Nondeductible interest expense	552	371	257
State income taxes, net	5,500	4,515	5,237
Other	(2,301)	(844)	(1,710)
Income tax provision	$61,884	$53,780	$60,682

Temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities gave rise to the following net deferred tax assets at December 31, 2006 and 2005, which are included in other assets ($ in thousands):

	2006	2005
Deferred tax assets
Allowance for loan losses	$27,376	$29,333
Pension and other postretirement benefits plans	14,274	5,548
Unrealized losses on securities available for sale	4,359	6,276
Deferred compensation	4,098	3,323
Interest rate contracts	-	1,909
Other	7,966	5,415
Gross deferred tax asset	58,073	51,804

Deferred tax liabilities
Goodwill and other identifiable intangibles	15,536	9,751
Mortgage servicing rights	9,496	5,274
Premises and equipment	8,815	7,214
Securities	4,693	4,046
Other	2,192	1,916
Gross deferred tax liability	40,732	28,201
Net deferred tax asset	$17,341	$23,603

Trustmark has evaluated the need for a valuation allowance and, based on the weight of the available evidence, has determined that it is more likely than not that all deferred tax assets will be realized.

Note 13 - Pension and Other Postretirement Benefits

Pension Plan
Trustmark maintains a noncontributory defined benefit pension plan (Trustmark Capital Accumulation Plan) which covers substantially all associates employed prior to January 1, 2007. The plan provides retirement benefits that are based on the length of credited service and final average compensation as defined in the plan and vest upon five years of service.

In December 2006, Trustmark adopted the provisions of SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" and has elected to move its measurement date for the plan to December 31 from October 31. The following tables present information regarding the plan's benefit obligation, plan assets, funded status of the plan, amounts recognized in accumulated comprehensive income, net periodic benefit cost and other statistical disclosures ($ in thousands):

	December 31,
	2006	2005
Change in benefit obligation
Benefit obligation, beginning of year	$80,072	$74,394
Service cost	2,404	2,179
Interest cost	4,432	4,269
Actuarial loss	2,519	4,013
Benefits paid	(5,776)	(4,783)
Prior service cost due to amendment	(1,311)	-
Benefit obligation, end of year	$82,340	$80,072

Change in plan assets
Fair value of plan assets, beginning of year	$72,436	$69,545
Actual return on plan assets	11,208	7,674
Employer contributions	-	-
Benefit payments	(5,776)	(4,783)
Fair value of plan assets, end of year	$77,868	$72,436

Funded status at end of year - net liability	$(4,472)	$(7,636)

Amounts recognized in accumulated other comprehensive income
Net loss	$18,909	$-
Prior service credits	(3,257)	-
Amounts recognized	$15,652	$-

	Years Ended December 31,
	2006	2005	2004
Net periodic benefit cost
Service cost	$2,404	$2,179	$1,638
Interest cost	4,432	4,269	4,225
Expected return on plan assets	(5,238)	(5,407)	(5,006)
Amortization of prior service cost	(376)	(89)	(88)
Recognized net actuarial loss	2,461	1,917	1,190
Net periodic benefit cost	$3,683	$2,869	$1,959

Other changes in plan assets and benefit obligations recognized in other comprehensive income, before taxes
Net loss	$18,909	$-	$-
Prior service cost	(3,257)	-	-
Amortization of prior service cost	-	-	-
Total recognized in other comprehensive income	$15,652	$-	$-

Total recognized in net periodic benefit cost and other comprehensive income	$19,335	$2,869	$1,959

Weighted-average assumptions as of end of year
Discount rate for benefit obligations	6.00%	5.75%	6.00%
Discount rate for net periodic benefit cost	5.75%	6.00%	6.50%
Expected long-term return on plan assets	8.00%	8.00%	8.00%
Rate of compensation increase	4.00%	4.00%	4.00%

Plan Assets
Trustmark's pension plan weighted-average asset allocations at December 31, 2006 and 2005, by asset category are as follows:

	2006	2005
Fixed income securities	23.6%	23.0%
Equity mutual funds	72.8%	73.5%
Other	3.6%	3.5%
Total	100.0%	100.0%

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

Contributions
The acceptable range of contributions to the plan is determined each year by the plan's actuary. Trustmark's policy is to fund amounts allowable for federal income tax purposes. In 2007, Trustmark's minimum required contribution is expected to be zero. The actual amount of the contribution will be determined based on the plan's funded status and return on plan assets as of the measurement date, which was December 31st in 2006 and October 31st in 2005.

Estimated Future Pension Benefit Payments and Other Disclosures
The following pension plan benefit payments, which reflect expected future service, are expected to be paid ($ in thousands):

2007	$8,210
2008	6,725
2009	7,557
2010	7,370
2011	7,516
2012 - 2016	35,289

Amounts in accumulated other comprehensive income expected to be recognized as components of net periodic benefit cost during 2007 include a loss of $2.3 million and prior service cost of $510 thousand. No amounts related to transition assets or liabilities are expected to be recognized and no plan assets are expected to be returned during 2007.

Supplemental Retirement Plan
Trustmark maintains a non-qualified supplemental retirement plan covering directors that elect to defer fees, key executive officers and senior officers. The plan provides for defined death benefits and/or retirement benefits based on a participant's covered salary. Trustmark has acquired life insurance contracts on the participants covered under the plan, which may be used to fund future payments under the plan. The measurement date for the plan is December 31.

In December 2006, Trustmark adopted the provisions of SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans." The following tables present information regarding the plan's benefit obligation, plan assets, funded status of the plan, amounts recognized in accumulated comprehensive income, net periodic benefit cost and other statistical disclosures ($ in thousands):

	December 31,
	2006	2005
Change in benefit obligation
Benefit obligation, beginning of year	$29,611	$26,810
Service cost	1,599	1,457
Interest cost	1,651	1,575
Actuarial (gain) loss	(504)	1,051
Benefits paid	(1,344)	(1,282)
Benefit obligation, end of year	$31,013	$29,611

Change in plan assets
Fair value of plan assets, beginning of year	$-	$-
Actual return on plan assets	-	-
Employer contributions	1,344	1,282
Benefit payments	(1,344)	(1,282)
Fair value of plan assets, end of year	$-	$-

Funded status at end of year - net liability	$(31,013)	$(29,611)

Amounts recognized in accumulated other comprehensive income
Net loss	$4,497	$5,148
Prior service cost	1,841	-
Amounts recognized	$6,338	$5,148

	Years Ended December 31,
	2006	2005	2004
Net periodic benefit cost
Service cost	$1,599	$1,457	$1,290
Interest cost	1,651	1,575	1,514
Amortization of prior service cost	139	151	134
Recognized net actuarial loss	148	103	855
Net periodic benefit cost	$3,537	$3,286	$3,793

Other changes in plan assets and benefit obligations recognized in other comprehensive income, before taxes
Net (gain) loss	$(652)	$947	$4,201
Prior service cost	1,981	-	-
Amortization of prior service cost	(139)	-	-
Total recognized in other comprehensive income	$1,190	$947	$4,201

Total recognized in net periodic benefit cost and other comprehensive income	$4,727	$4,233	$7,994

Weighted-average assumptions as of end of year
Discount rate for benefit obligations	6.00%	5.75%	6.00%
Discount rate for net periodic benefit cost	5.75%	6.00%	6.50%

Estimated Supplemental Retirement Plan Payments and Other Disclosures
The following supplemental retirement plan benefit payments are expected to be paid in the following years ($ in thousands):

2007	$1,564
2008	1,666
2009	1,813
2010	2,065
2011	2,160
2012 - 2016	12,863

Amounts in accumulated other comprehensive income expected to be recognized as components of net periodic benefit cost during 2007 include a loss of $94 thousand and prior service cost of $139 thousand. No amounts related to transition assets or liabilities are expected to be recognized and no plan assets are expected to be returned during 2007.

Other Benefit Plans
Defined Contribution Plan
Trustmark provides associates with a self-directed 401(k) retirement plan which allows associates to contribute a percentage of base pay, within limits provided by the Internal Revenue Code and accompanying regulations, into the plan. Trustmark's contributions to this plan were $3.8 million in 2006, $3.5 million in 2005 and $3.0 million in 2004.

Note 14 - Stock and Incentive Compensation Plans

On May 10, 2005, the shareholders of Trustmark, upon the recommendation of Trustmark's Board of Directors, approved the Trustmark Corporation 2005 Stock and Incentive Compensation Plan (the 2005 Plan), which was adopted by the Board of Directors and replaced the Trustmark Corporation 1997 Long Term Incentive Plan (the 1997 Plan). The 2005 Plan became effective May 10, 2005, and subject to earlier termination by the Board of Directors, terminates on May 9, 2015. The purpose of the 2005 Plan is to promote the success of Trustmark and its subsidiaries by providing incentives to key associates and directors that will promote the identification of their personal interest with the long term financial success of Trustmark and with growth in shareholder value. The 2005 Plan is designed to provide flexibility to Trustmark regarding its ability to motivate, attract and retain the services of key associates and directors upon whose judgment, interest and special efforts the successful conduct of its operation is largely dependent. The 2005 Plan allows Trustmark to make grants of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units and performance units to key associates and directors. The maximum number of shares of Trustmark's common stock available for issuance under the 2005 Plan is the sum of (1) 6,000,000 common shares plus (2) the number of outstanding options under the 1997 Plan, which expire or are otherwise terminated or forfeited after May 10, 2005.

Stock Option Grants
Stock option awards under the 2005 Plan are granted with an exercise price equal to the market price of Trustmark's stock on the date of grant. Stock options granted under the 2005 Plan vest 20% per year and have a contractual term of seven years. Stock option awards, which were granted under the 1997 Plan, had an exercise price equal to the market price of Trustmark's stock on the date of grant, vested equally over four years with a contractual ten-year term. Compensation expense for stock options granted under these plans is estimated using the fair value of each option granted using the Black-Scholes option-pricing model. Stock option-based compensation expense for these plans totaled $1.9 million in 2006, $1.5 million in 2005 and $1.1 million in 2004.

During the fourth quarter of 2005, with the approval of Trustmark’s Board of Directors and in accordance with the applicable provisions of the 1997 Long Term Incentive Plan, Trustmark accelerated the vesting of unvested stock options, which were awarded on April 9, 2002, to directors and executive officers. The decision to accelerate the vesting was made primarily to reduce non-cash compensation expense of approximately $145 thousand that would have been recorded during the first quarter of 2006 following the application of SFAS No. 123R. As a result of this action, options to purchase approximately 70 thousand shares of common stock became fully vested. No additional compensation expense was recognized, as the exercise price exceeded Trustmark’s market price on the acceleration date.

The following table summarizes Trustmark’s option activity for 2006, 2005 and 2004:

	2006		2005		2004
Options	Shares	Average Option Price	Shares	Average Option Price	Shares	Average Option Price
Outstanding, beginning of year	2,016,930	$24.44	1,842,993	$23.71	1,610,170	$22.41
Granted	272,700	31.55	336,450	28.28	403,700	27.40
Exercised	(233,020)	22.89	(98,288)	22.66	(151,939)	19.70
Forfeited	(60,575)	28.67	(64,225)	26.28	(18,938)	24.26
Outstanding, end of year	1,996,035	25.46	2,016,930	24.44	1,842,993	23.71

Exercisable, end of year	1,242,133	23.47	1,232,593	22.76	923,571	21.79

Aggregate Intrinsic Value
Outstanding, end of year	$15,173,001		$6,609,765		$13,923,133
Exercisable, end of year	$11,920,289		$5,955,437		$8,743,753

The total intrinsic value of options exercised was $2.0 million in 2006, $623 thousand in 2005 and $2.3 million in 2004. The following table presents information on stock options by ranges of exercises at December 31, 2006:

Options Outstanding				Options Exercisable
Range of Exercise Prices	Outstanding December 31,2006	Weighted-Average Remaining Years To Expiration	Weighted-Average Exercise Price	Exercisable December 31,2006	Weighted-Average Exercise Price
$16.17 - $19.41	180,050	3.4	$18.06	180,050	$18.06
$19.41 - $22.64	301,811	3.5	21.94	301,811	21.94
$22.64 - $25.88	610,824	5.1	24.37	529,932	24.41
$25.88 - $29.11	633,400	6.4	27.73	227,090	27.50
$29.11 - $32.35	269,950	6.4	31.49	3,250	29.39
	1,996,035	5.3	25.46	1,242,133	23.47

The following table reflects the fair value of stock option awards at their grant dates and the weighted-average assumptions which were utilized in the Black-Scholes option-pricing model.

	2006	2005	2004
Fair value of options	$7.28	$6.54	$6.76
Risk-free interest rate	5.01%	4.11%	3.92%
Expected volatility	25.17%	24.95%	27.20%
Expected dividend yield	2.79%	3.03%	2.98%
Expected life (in years)	5	7	7

Restricted Stock Grants
Performance Awards
On February 1, 2006, Trustmark awarded 67,000 shares of restricted stock to key executives. The performance shares vest based on performance goals of return on average equity (ROAE) and total shareholder return (TSR) compared to a defined peer group. These awards are restricted until December 31, 2008. Awards based on TSR are valued under SFAS No. 123R utilizing a Monte Carlo simulation to estimate fair value of the awards at grant date, while ROAE awards are valued under SFAS No. 123, utilizing the fair value of Trustmark’s stock at the grant date based on the estimated number of shares expected to vest. On May 10, 2005, Trustmark awarded 26,325 shares of restricted stock to two key executives. These performance shares also vest based on performance goals of ROAE and TSR compared to a defined peer group, are restricted until December 31, 2007, and are valued under SFAS No. 123, utilizing the fair value of Trustmark’s stock at the grant date based on the estimated number of shares expected to vest. The restricted share agreements for both of the above mentioned grants entitle the executives to vote their restricted shares and earn dividends.

Time-Vested Awards
On December 1, 2006, Trustmark awarded 12,500 shares of restricted stock, which are time-vested awards and are restricted until December 1, 2009. On August 28, 2006, Trustmark awarded 45,535 shares of restricted stock as a result of Trustmark’s merger with Republic. These are time-vested awards and are restricted until August 28, 2009.

During the two years ended December 31, 2006, Trustmark recorded compensation expense for restricted stock awards of $1.1 million and $186 thousand, respectively. No shares of restricted stock were awarded prior to 2005. The following table summarizes Trustmark’s restricted stock activity during years ended December 31, 2006 and 2005:

	2006		2005
Nonvested Shares	Shares	Weighted-Average Grant-Date Fair Value	Shares	Weighted-Average Grant-Date Fair Value
Nonvested shares, beginning of year	26,325	$28.28	-	$-
Granted	128,035	29.75	26,325	28.28
Forfeited	(4,250)	28.25	-	-
Nonvested shares, end of year	150,110	28.99	26,325	28.28

Note 15 - Commitments and Contingencies

Lending Related
Trustmark makes commitments to extend credit and issues standby and commercial letters of credit in the normal course of business in order to fulfill the financing needs of its customers.

Commitments to extend credit are agreements to lend money to customers pursuant to certain specified conditions. Commitments generally have fixed expiration dates or other termination clauses. Because many of these commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Trustmark applies the same credit policies and standards as it does in the lending process when making these commitments. The collateral obtained is based upon the assessed creditworthiness of the borrower. At December 31, 2006 and 2005, Trustmark had commitments to extend credit of $1.9 billion and $1.7 billion, respectively.

Standby and commercial letters of credit are conditional commitments issued by Trustmark to insure the performance of a customer to a third party. Trustmark issues financial and performance standby letters of credit in the normal course of business in order to fulfill the financing needs of its customers. A financial standby letter of credit irrevocably obligates Trustmark to pay a third-party beneficiary when a customer fails to repay an outstanding loan or debt instrument. A performance standby letter of credit irrevocably obligates Trustmark to pay a third-party beneficiary when a customer fails to perform some contractual, nonfinancial obligation. When issuing letters of credit, Trustmark uses essentially the same policies regarding credit risk and collateral which are followed in the lending process. At December 31, 2006 and 2005, Trustmark’s maximum exposure to credit loss in the event of nonperformance by the other party for standby and commercial letters of credit was $138.0 million and $112.8 million, respectively. These amounts consist primarily of commitments with maturities of less than three years, which have an immaterial carrying value. Trustmark holds collateral to support standby letters of credit when deemed necessary. As of December 31, 2006, the fair value of collateral held was $29.7 million.

Lease Commitments
Trustmark currently has operating lease commitments for banking premises and equipment, which expire from 2007 to 2027. It is expected that certain leases will be renewed, or equipment replaced, as leases expire. Rental expense totaled $4.7 million in 2006, $4.2 million in 2005 and $4.4 million in 2004. At December 31, 2006, future minimum rental commitments under noncancellable operating leases are as follows ($ in thousands):

2007	$3,377
2008	2,603
2009	1,996
2010	1,256
2011	932
Thereafter	4,971
Total	$15,135

Legal Proceedings
Trustmark and its subsidiaries are parties to lawsuits and other claims that arise in the ordinary course of business. Some of the lawsuits assert claims related to lending, collection, servicing, investment, trust and other business activities, and some of the lawsuits allege substantial claims for damages. The cases are being vigorously contested. In the regular course of business, Management evaluates estimated losses or costs related to litigation, and provision is made for anticipated losses whenever Management believes that such losses are probable and can be reasonably estimated. At the present time, Management believes, based on the advice of legal counsel and Management’s evaluation, that the final resolution of pending legal proceedings will not have a material impact on Trustmark’s consolidated financial position or results of operations; however, Management is unable to estimate a range of potential loss on these matters because of the nature of the legal environments in states where Trustmark conducts business.

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

Management believes, as of December 31, 2006, that Trustmark and TNB have met all capital adequacy requirements to which they are subject. At December 31, 2006, the most recent notification from the Office of the Comptroller of the Currency (OCC) categorized TNB as well capitalized. To be categorized as well capitalized, TNB must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios (defined in applicable regulations) as set forth in the table below. There are no significant conditions or events that have occurred since the OCC's notification that Management believes have affected TNB's present classification.

Trustmark's and TNB's actual regulatory capital amounts and ratios are presented in the table below ($ in thousands):

	Actual Regulatory Capital		Minimum Regulatory Capital Required		Minimum Regulatory Provision to be Well Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
At December 31, 2006:
Total Capital (to Risk Weighted Assets)
Trustmark Corporation	$771,477	11.40%	$541,412	8.00%	n/a	n/a
Trustmark National Bank	750,745	11.26%	534,331	8.00%	$667,914	10.00%

Tier 1 Capital (to Risk Weighted Assets)
Trustmark Corporation	$649,702	9.60%	$270,706	4.00%	n/a	n/a
Trustmark National Bank	634,694	9.52%	267,165	4.00%	$400,748	6.00%

Tier 1 Capital (to Average Assets)
Trustmark Corporation	$649,702	7.65%	$254,856	3.00%	n/a	n/a
Trustmark National Bank	634,694	7.60%	250,872	3.00%	$418,120	5.00%

At December 31, 2005:
Total Capital (to Risk Weighted Assets)
Trustmark Corporation	$657,103	10.78%	$487,546	8.00%	n/a	n/a
Trustmark National Bank	616,906	10.31%	479,743	8.00%	$599,678	10.00%

Tier 1 Capital (to Risk Weighted Assets)
Trustmark Corporation	$580,918	9.53%	$243,773	4.00%	n/a	n/a
Trustmark National Bank	549,701	9.19%	239,871	4.00%	$359,807	6.00%

Tier 1 Capital (to Average Assets)
Trustmark Corporation	$580,918	7.19%	$242,419	3.00%	n/a	n/a
Trustmark National Bank	549,701	6.95%	237,983	3.00%	$396,638	5.00%

Common Stock Repurchase Program
Trustmark currently has remaining authorization for the repurchase of up to 2.8 million shares of its common stock subject to market conditions and management discretion. Collectively, the capital management plans adopted by Trustmark since 1998 have authorized the repurchase of 24.3 million shares of common stock. Pursuant to these plans, Trustmark has repurchased approximately 21.3 million shares for $479.2 million, including 631 thousand shares during 2006.

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

Authorization of Preferred Shares
The Board of Directors currently has the authority to issue up to 20 million preferred shares with no par value. The ability to issue preferred shares in the future will provide Trustmark with additional financial and management flexibility for general corporate and acquisition purposes. As of December 31, 2006, no such shares have been issued.

Dividends
Dividends paid by Trustmark are substantially funded from dividends received from TNB. Approval by TNB's regulators is required if the total of all dividends declared in any calendar year exceeds the total of its net income for that year combined with its retained net income of the preceding two years. TNB will have available in 2007 approximately $47.8 million plus its net income for that year to pay as dividends.

Accumulated Other Comprehensive Income or Loss
The following table presents the components of accumulated other comprehensive income or loss and the related tax effects allocated to each component for the years ended December 31, 2006, 2005 and 2004 ($ in thousands):

	Before-Tax Amount	Tax Effect	Accumulated Other Comprehensive Loss
Balance, January 1, 2004	$(5,583)	$2,116	$(3,467)
Unrealized gains on available for sale securities:
Unrealized holding losses arising during period	(1,228)	470	(758)
Less: adjustment for net losses realized in net income	4,643	(1,776)	2,867
Minimum liability adjustment-defined benefit plans	(4,201)	1,607	(2,594)
Balance, December 31, 2004	(6,369)	2,417	(3,952)
Unrealized losses on available for sale securities:
Unrealized holding losses arising during period	(17,854)	6,829	(11,025)
Less: adjustment for net losses realized in net income	3,644	(1,394)	2,250
Minimum liability adjustment-defined benefit plans	(947)	362	(585)
Balance, December 31, 2005	(21,526)	8,214	(13,312)
Unrealized gains on available for sale securities:
Unrealized holding gains arising during period	6,935	(2,653)	4,282
Less: adjustment for net gains realized in net income	(1,922)	735	(1,187)
Pension and other postretirement benefit plans:
Net prior service costs arising during the period	1,415	(541)	874
Net loss arising during the period	(18,257)	6,983	(11,274)
Balance, December 31, 2006	$(33,355)	$12,738	$(20,617)

Note 17 - Fair Values of Financial Instruments

The carrying amounts and estimated fair values of financial instruments at December 31, 2006 and 2005, are as follows ($ in thousands):

	2006		2005
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial Assets:
Cash and short-term investments	$419,342	$419,342	$518,045	$518,045
Securities available for sale	792,291	792,291	1,041,754	1,041,754
Securities held to maturity	292,243	290,905	294,902	295,521
Loans held for sale	95,375	95,375	146,936	146,936
Net loans	6,469,777	6,423,678	5,816,748	5,786,565

Financial Liabilities:
Deposits	6,976,164	6,996,737	6,282,814	6,292,572
Short-term liabilities	741,501	741,501	1,268,255	1,268,255
Long-term FHLB advances	-	-	5,726	5,688
Subordinated notes	49,677	48,787	-	-
Junior subordinated debt securities	70,104	70,104	-	-
Derivative liabilities	-	-	180	180

The methodology and significant assumptions used in estimating the fair values presented above are as follows:

In cases where quoted market prices are not available, fair values are generally based on estimates using present value techniques. These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates for those assets or liabilities cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. The estimated fair value of financial instruments with immediate and shorter-term maturities (generally 90 days or less) is assumed to be the same as the recorded book value. All nonfinancial instruments, by definition, have been excluded from these disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of Trustmark.

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

Deposits
The fair values of deposits with no stated maturity, such as noninterest-bearing demand deposits, NOW accounts, MMDA products and savings accounts are, by definition, equal to the amount payable on demand, which is the carrying value. Fair values for certificates of deposit are based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

Short-Term Liabilities
The carrying amounts for federal funds purchased, securities sold under repurchase agreements and other borrowings approximate their fair values.

Long-Term FHLB Advances
Fair values for long-term FHLB advances are based on the discounted value of contractual cash flows.

Subordinated Notes
Fair value equals quoted market prices, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar subordinated notes.

Junior Subordinated Debt Securities
Fair value equals quoted market prices, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar junior subordinated debt securities.

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

Note 18 - Derivative Financial Instruments

As part of Trustmark’s risk management strategy in the mortgage banking area, derivative instruments such as interest rate lock commitments and forward sales contracts are utilized. Rate lock commitments are residential mortgage loan commitments with customers, which guarantee a specified interest rate for a specified time period. Trustmark’s obligations under forward contracts consist of commitments to deliver mortgage loans, originated and/or purchased, in the secondary market at a future date. These derivative instruments are designated as fair value hedges for certain of these transactions that qualify as fair value hedges under SFAS No. 133. Trustmark’s off-balance sheet obligations under these derivative instruments totaled $167.8 million at December 31, 2006, with a valuation adjustment of $19 thousand, compared to $208.3 million, with a valuation adjustment of negative $474 thousand as of December 31, 2005.

During the first quarter of 2006, a strategy was implemented which utilized a portfolio of derivative instruments, such as interest rate future contracts and exchange-traded option contracts, to achieve a fair value return that would substantially offset the changes in fair value of MSR attributable to interest rates. Changes in the fair value of these derivative instruments are recorded in noninterest income in mortgage banking, net and are offset by the changes in the fair value of MSR. During 2006, gross MSR values increased $3.1 million due to market changes, of which $2.1 million occurred during hedging activities, while hedge cost totaled $2.3 million, resulting in net negative ineffectiveness from hedging of $0.2 million.

Interest rate swaps are derivative instruments under which two parties agree to make interest payments on a notional principal amount. In a generic swap, one party pays a fixed interest rate and receives a floating interest rate, while the other party receives a fixed interest rate and pays a floating interest rate. During the first quarter of 2006, Trustmark’s remaining interest rate swaps matured. These swaps, which had been designated as fair value hedges, were originally initiated during 2003 to mitigate the effects of further changes in the fair value of specific, noncallable, nonprepayable, fixed rate advances from the FHLB by agreeing to pay a floating interest rate tied to LIBOR.

Trustmark has utilized an interest rate risk strategy that included caps and floors. The intent of utilizing these derivative instruments was to reduce the risk associated with the effects of significant movements in interest rates. Caps and floors, which are not designated as hedging instruments, are options linked to a notional principal amount and an underlying indexed interest rate. Exposure to loss on these options will increase or decrease as interest rates fluctuate. Trustmark’s interest rate cap contracts matured in September 2006. Trustmark did not hold any interest rate floor contracts during the years presented.

Note 19 - Segment Information

Trustmark’s management reporting structure includes four segments: general banking, wealth management, insurance and administration. General banking is responsible for all traditional banking products and services, including loans and deposits. Wealth management provides customized solutions for affluent customers by integrating financial services with traditional banking products and services such as private banking, money management, full-service brokerage, financial planning, personal and institutional trust and retirement services, as well as insurance and risk management services provided by TRMK Risk Management, Inc., a wholly-owned subsidiary of TNB. Insurance includes two wholly-owned subsidiaries of TNB: The Bottrell Insurance Agency and Fisher-Brown, Incorporated. Through Bottrell and Fisher-Brown, Trustmark provides a full range of retail insurance products, including commercial risk management products, bonding, group benefits and personal lines coverages. Administration includes all other activities that are not directly attributable to one of the major lines of business. Administration consists of internal operations such as Human Resources, Executive Administration, Treasury (Funds Management) and Corporate Finance.

The accounting policies of each reportable segment are the same as those of Trustmark except for its internal allocations. Trustmark uses a match-funded transfer pricing process to assess operating segment performance. Noninterest expenses for back-office operations support are allocated to segments based on estimated uses of those services. As a result of Hurricane Katrina, during 2005, Trustmark increased its allowance for loan losses through an additional provision for loan losses of $9.8 million on a pre-tax basis. During 2006, Trustmark updated its estimates for probable losses resulting from Hurricane Katrina and released allowance for loan losses and provision for loan losses by $7.8 million on a pre-tax basis. Management has determined that these adjustments, due to their unusual nature, should be included in the administration division.

The following table discloses financial information by reportable segment for the periods ended December 31, 2006, 2005 and 2004 ($ in thousands). Prior periods have been conformed with the current period presentation.

	General Banking Division	Insurance Division	Wealth Mgt. Division	Admin. Division	Total
For the year ended December 31, 2006
Net interest income (expense) from external customers	$278,083	$(8)	$4,552	$(2,056)	$280,571
Internal funding	(6,679)	-	(470)	7,149	-
Net interest income (expense)	271,404	(8)	4,082	5,093	280,571
Provision for loan losses	3,687	-	1	(9,626)	(5,938)
Net interest income (expense) after provision for loan losses	267,717	(8)	4,081	14,719	286,509
Noninterest income	94,876	34,279	23,696	2,277	155,128
Noninterest expense	185,617	23,384	18,888	32,591	260,480
Income before income taxes	176,976	10,887	8,889	(15,595)	181,157
Income taxes	61,129	4,224	3,241	(6,710)	61,884
Segment net income (expense)	$115,847	$6,663	$5,648	$(8,885)	$119,273

Selected Financial Information
Average assets	$6,801,864	$25,065	$88,695	$1,511,864	$8,427,488
Depreciation and amortization	$21,111	$392	$422	$4,764	$26,689

For the year ended December 31, 2005
Net interest income (expense) from external customers	$266,982	$(10)	$3,797	$5,672	$276,441
Internal funding	(18,005)	-	(211)	18,216	-
Net interest income (expense)	248,977	(10)	3,586	23,888	276,441
Provision for loan losses	7,815	-	72	11,654	19,541
Net interest income (expense) after provision for loan losses	241,162	(10)	3,514	12,234	256,900
Noninterest income	92,172	33,044	22,201	(4,310)	143,107
Noninterest expense	172,779	22,566	18,368	29,563	243,276
Income before income taxes	160,555	10,468	7,347	(21,639)	156,731
Income taxes	55,372	4,309	2,698	(8,599)	53,780
Segment net income (expense)	$105,183	$6,159	$4,649	$(13,040)	$102,951

Selected Financial Information
Average assets	$6,262,238	$22,234	$96,974	$1,825,037	$8,206,483
Depreciation and amortization	$19,437	$369	$524	$3,835	$24,165

For the year ended December 31, 2004
Net interest income (expense) from external customers	$235,600	$(8)	$4,516	$35,509	$275,617
Internal funding	(2,699)	-	(483)	3,182	-
Net interest income (expense)	232,901	(8)	4,033	38,691	275,617
Provision for loan losses	(2,793)	-	(39)	(223)	(3,055)
Net interest income (expense) after provision for loan losses	235,694	(8)	4,072	38,914	278,672
Noninterest income	89,484	17,851	20,801	(4,108)	124,028
Noninterest expense	168,201	12,644	18,146	26,318	225,309
Income before income taxes	156,977	5,199	6,727	8,488	177,391
Income taxes	54,526	2,019	2,461	1,676	60,682
Segment net income	$102,451	$3,180	$4,266	$6,812	$116,709

Selected Financial Information
Average assets	$5,745,204	$20,511	$98,952	$2,293,247	$8,157,914
Depreciation and amortization	$20,354	$168	$493	$2,923	$23,938

Note 20 - Parent Company Only Financial Information
($ in thousands)

Condensed Balance Sheets
	December 31,
	2006	2005
Assets:
Investment in banks	$961,864	$730,941
Other assets	12,042	22,040
Total Assets	$973,906	$752,981

Liabilities and Shareholders' Equity:
Accrued expense	$1,467	$518
Borrowings	11,000	11,000
Junior subordinated debt securities	70,104	-
Shareholders' equity	891,335	741,463
Total Liabilities and Shareholders' Equity	$973,906	$752,981

Condensed Statements of Income

	Years Ended December 31,
	2006	2005	2004
Revenue:
Dividends received from banks	$85,741	$87,766	$60,115
Earnings of subsidiaries over distributions	34,238	14,860	56,605
Other income	1,862	1,346	330
Total Revenue	121,841	103,972	117,050
Expense:
Interest expense	628	268	-
Other expense	1,940	753	341
Total Expense	2,568	1,021	341
Net Income	$119,273	$102,951	$116,709

Condensed Statements of Cash Flows

	Years Ended December 31,
	2006	2005	2004
Operating Activities:
Net income	$119,273	$102,951	$116,709
Adjustments to reconcile net income to net cash provided by operating activities:
Increase in investment in subsidiaries	(34,238)	(14,860)	(56,605)
Other	1,043	864	1,365
Net cash provided by operating activities	86,078	88,955	61,469

Investing Activities:
Payments for investments in subsidiaries	(212,669)	-	-
Proceeds from sales of securities available for sale	15,409	3,001	-
Net cash (used in) provided by investing activities	(197,260)	3,001	-

Financing Activities:
Proceeds from line of credit	-	11,000	-
Proceeds from issuance of junior subordinated debt securities	70,104	-	-
Cash dividends	(48,634)	(45,758)	(44,642)
Common stock transactions, net	90,336	(58,412)	(11,812)
Net cash provided by (used in) financing activities	111,806	(93,170)	(56,454)
Increase (decrease) in cash and cash equivalents	624	(1,214)	5,015
Cash and cash equivalents at beginning of year	4,586	5,800	785
Cash and cash equivalents at end of year	$5,210	$4,586	$5,800

Trustmark (parent company only) paid income taxes of approximately $56.1 million in 2006, $55.2 million in 2005 and $50.2 million in 2004. Interest paid was $523 thousand during 2006, $268 thousand during 2005 and zero for 2004.

Selected Financial Data
($ in thousands except per share data)

Years Ended December 31,	2006	2005	2004	2003	2002
Consolidated Statements of Income
Total interest income	$482,746	$415,697	$364,355	$359,388	$405,952
Total interest expense	202,175	139,256	88,738	89,558	113,766
Net interest income	280,571	276,441	275,617	269,830	292,186
Provision for loan losses	(5,938)	19,541	(3,055)	9,771	14,107
Noninterest income	155,128	143,107	124,028	136,310	116,997
Noninterest expense	260,480	243,276	225,309	214,887	208,968
Income before income taxes	181,157	156,731	177,391	181,482	186,108
Income taxes	61,884	53,780	60,682	62,952	64,968
Net Income	$119,273	$102,951	$116,709	$118,530	$121,140

Per Share Data
Basic earnings per share	$2.11	$1.82	$2.01	$2.01	$1.95

Diluted earnings per share	$2.09	$1.81	$2.00	$2.00	$1.94

Cash dividends per share	$0.85	$0.81	$0.77	$0.69	$0.62

December 31,	2006	2005	2004	2003	2002
Consolidated Balance Sheets
Total assets	$8,840,970	$8,389,750	$8,052,957	$7,914,321	$7,138,706
Securities	1,084,534	1,336,656	1,717,067	2,112,443	1,811,767
Loans (including loans held for sale)	6,637,250	6,040,375	5,431,277	5,032,612	4,617,366
Deposits	6,976,164	6,282,814	5,450,093	5,089,459	4,686,296
Shareholders' equity	891,335	741,463	750,396	689,573	679,534

Summary of Quarterly Results of Operations
( unaudited)
($ in thousands except per share data)
2006	1st	2nd	3rd	4th
Interest income	$110,633	$116,136	$125,197	$130,780
Net interest income	68,241	69,618	70,630	72,082
Provision for loan losses	(2,984)	(1,964)	(81)	(909)
Income before income taxes	44,403	47,213	44,954	44,587
Net income	29,319	30,774	29,761	29,419
Earnings per share
Basic	0.53	0.55	0.53	0.50
Diluted	0.52	0.55	0.52	0.50

2005	1st	2nd	3rd	4th
Interest income	$95,922	$100,643	$107,043	$112,089
Net interest income	68,409	67,909	68,987	71,136
Provision for loan losses	2,796	1,429	12,127	3,189
Income before income taxes	41,019	34,169	40,082	41,461
Net income	26,781	22,206	26,221	27,743
Earnings per share
Basic	0.47	0.39	0.46	0.50
Diluted	0.47	0.39	0.46	0.50

Principal Markets and Prices of Trustmark's Stock

	Dividends	Stock Prices
	Per Share	High	Low
2006

4th Quarter	$0.22	$33.61	$30.84
3rd Quarter	0.21	32.78	28.31
2nd Quarter	0.21	32.25	29.34
1st Quarter	0.21	32.00	27.01

2005

4th Quarter	$0.21	$29.83	$24.00
3rd Quarter	0.20	30.80	26.63
2nd Quarter	0.20	29.67	26.71
1st Quarter	0.20	31.15	26.69

Trustmark's common stock is listed for trading on the NASDAQ stock market as stock symbol TRMK.

Stock Price Performance Graph

The information contained in the performance graph shall not be deemed to be “soliciting material” or to be “filed” with the SEC nor shall this information be incorporated by reference into any future filing under the Securities Act of 1933 or the Exchange Act, except to the extent that Trustmark specifically incorporates it by reference into such filing. The stock price performance on the following graph is not necessarily indicative of future stock price performance.

Comparison of Five-Year Cumulative Total Return for Trustmark, The NASDAQ Market Value Index and the Hemscott Industry Group 413

The following graph compares Trustmark’s annual percentage change in cumulative total return on common shares over the past five years with the cumulative total return of companies comprising the NASDAQ market value index and the Hemscott Industry Group 413. The Hemscott Industry Group 413 is an industry index published by Hemscott, Inc. and consists of 52 bank holding companies located in the southeastern United States. This presentation assumes that $100 was invested in shares of the relevant issuers on December 31, 2001, and that dividends received were immediately invested in additional shares. The graph plots the value of the initial $100 investment at one-year intervals for the fiscal years shown.

Company	2001	2002	2003	2004	2005	2006
Trustmark	100	100.73	127.16	138.53	126.06	154.25
Hemscott Industry Group 413	100	107.02	136.65	157.12	159.10	187.46
NASDAQ	100	69.75	104.88	113.70	116.19	128.12

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

These risks could cause actual results to differ materially from current expectations of Management and include, but are not limited to, changes in the level of nonperforming assets and charge-offs, local, state and national economic and market conditions, material changes in market interest rates, the costs and effects of litigation and of unexpected or adverse outcomes in such litigation, competition in loan and deposit pricing, as well as the entry of new competitors into our markets through de novo expansion and acquisitions, changes in existing regulations or the adoption of new regulations, natural disasters, acts of war or terrorism, changes in consumer spending, borrowing and saving habits, technological changes, changes in the financial performance or condition of Trustmark’s borrowers, the ability to control expenses, changes in Trustmark’s compensation and benefit plans, greater than expected costs or difficulties related to the integration of new products and lines of business and other risks described in Trustmark’s filings with the Securities and Exchange Commission.

Although Management believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. Trustmark undertakes no obligation to update or revise any of this information, whether as the result of new information, future events or developments or otherwise.

OVERVIEW

Business
Trustmark is a multi-bank holding company headquartered in Jackson, Mississippi, incorporated under the Mississippi Business Corporation Act on August 5, 1968. Trustmark commenced doing business in November 1968. Through its subsidiaries, Trustmark operates as a financial services organization providing banking and financial solutions through over 150 offices and 2,700 associates predominantly within the states of Florida, Mississippi, Tennessee and Texas.

Trustmark National Bank (TNB), Trustmark’s wholly-owned subsidiary, accounts for approximately 98% of the assets and revenues of Trustmark. Initially chartered by the state of Mississippi in 1889, TNB is also headquartered in Jackson, Mississippi. In addition to banking activities, TNB provides investment and insurance products and services to its customers through its wholly-owned subsidiaries, Trustmark Investment Advisors, Inc., Trustmark Securities, Inc. (TSI), The Bottrell Insurance Agency, Inc., TRMK Risk Management, Inc., and Fisher-Brown, Incorporated. On January 26, 2006, TSI notified its customers of plans to engage UVEST Financial Services as TNB’s full service brokerage provider. UVEST is a registered broker-dealer and member of the National Association of Securities Dealers, as well as the Securities Investor Protection Corporation. This change was effective March 1, 2006, at which time TSI became an inactive subsidiary.

Trustmark also engages in banking activities through its wholly-owned subsidiary, Somerville Bank & Trust Company (Somerville), headquartered in Somerville, Tennessee. Somerville was acquired in a business combination during 2001 and presently has five locations in Somerville, Hickory Withe and Rossville, Tennessee. In order to facilitate a private placement of trust preferred securities, Trustmark formed a wholly-owned Delaware trust affiliate, Trustmark Preferred Capital Trust I. Also, as a result of the acquisition of Republic Bancshares of Texas, Inc., Trustmark now owns Republic Bancshares Capital Trust I, a Delaware trust affiliate. Trustmark also owns all of the stock of F. S. Corporation and First Building Corporation, both inactive nonbank Mississippi corporations.

Financial Highlights
Net income for the year ended December 31, 2006, totaled $119.3 million compared with $103.0 million for 2005 and $116.7 million for 2004. For 2006, Trustmark’s basic earnings per share were $2.11 compared with $1.82 for 2005 and $2.01 for 2004. Diluted earnings per share were $2.09 for 2006 compared with $1.81 for 2005 and $2.00 for 2004. The impact of Hurricane Katrina (Katrina) reduced 2005 income before tax by $16.3 million, or $10.1 million after tax. This equated to a decrease in basic earnings per share of $0.18. During 2006, Trustmark released allowance for loan losses and recovered mortgage related charges totaling $9.2 million specifically associated with Katrina accruals resulting in an increase to Trustmark’s net income of $5.7 million, or $0.10 per share. Please refer to the accompanying table for more details. During 2004, Trustmark recorded a release in the allowance for loan losses resulting from changes to specific estimates used to determine the allowance, which increased net income by $5.8 million, or $0.10 per share. At December 31, 2006, Trustmark reported gross loans, including loans held for sale, of $6.637 billion, total assets of $8.841 billion, total deposits of $6.976 billion and shareholders’ equity of $891.3 million.

Trustmark’s financial performance for 2006 resulted in a return on average shareholders’ equity of 14.89% and a return on average assets of 1.42%. These compared with 2005 ratios of 13.86% for return on average shareholders’ equity and 1.25% for return on average assets, while in 2004 the return on average shareholders’ equity was 16.11%, and the return on average assets was 1.43%.

Business Combinations
On August 25, 2006, Trustmark completed its merger with Houston-based Republic Bancshares of Texas, Inc. (Republic) in a business combination accounted for by the purchase method of accounting. Trustmark purchased all the outstanding common and preferred shares of Republic for approximately $205.3 million. The purchase price includes approximately 3.3 million in common shares of Trustmark valued at $103.8 million, $100.0 million in cash and $1.5 million in acquisition-related costs. The purchase price allocations are preliminary and are subject to final determination and valuation of the fair value of assets acquired and liabilities assumed. At August 25, 2006, Republic had assets consisting of $21.1 million in cash and due from banks, $64.5 million in federal funds sold, $76.5 million in securities, $458.0 million in loans, $9.0 million in premises and equipment and $18.4 million in other assets as well as deposits of $593.3 million and borrowings and other liabilities of $13.3 million. These assets and liabilities have been recorded at fair value based on market conditions and risk characteristics at the acquisition date. Excess costs over tangible net assets acquired totaled $173.0 million, of which $19.3 million has been allocated to core deposits, $690 thousand to borrower relationships and $153.0 million to goodwill. During 2006, the Republic business combination did not have a material impact to Trustmark’s balance sheets or results of operations.

Trustmark’s strategic acquisition program is based on efforts to evaluate opportunities to expand and invest in higher-growth markets by implementing market-specific business initiatives. This approach is designed to maximize financial profitability, improve growth prospects and enhance long-term shareholder value. As mentioned above, Trustmark continued to increase its presence in the dynamic Houston banking market with the purchase of Republic Bancshares of Texas, Inc., during the third quarter of 2006. As a result of this strategic acquisition, Trustmark now has 12 banking centers providing a range of financial services in the greater Houston area. In December 2004, Trustmark continued to expand its insurance services, as well as its presence in the Florida Panhandle, with the acquisition of Fisher-Brown, Incorporated, Northwest Florida’s leading insurance agency, headquartered in Pensacola, with offices in Milton, Fort Walton, Destin and Panama City. This transaction enhances Trustmark’s strategic goal of becoming a more diversified financial services organization. For more information on these business combinations, please refer to Note 3 of the Notes to the Consolidated Financial Statements.

Significant Accounting Transactions for 2006
On August 29, 2005, Katrina struck the Mississippi Gulf Coast and Central and Eastern Mississippi causing significant damages. Immediately following the storm, Trustmark initiated a process to assess the impact on its customers and on Trustmark’s consolidated financial statements. In accordance with Statement of Financial Accounting Standards (SFAS) No. 5, “Accounting for Contingencies," Trustmark determined, through reasonable estimates, that specific losses were probable and initially increased its allowance for loan losses by $9.8 million.

Trustmark continually reevaluates its estimates for probable losses resulting from Katrina. As a result, during 2006, Trustmark has released allowance for loan losses of $7.8 million and other accruals of $1.4 million on a pretax basis. At December 31, 2006, the allowance for loan losses included specific Katrina accruals totaling $2.0 million, comprised of $1.3 million for mortgage loans and $0.7 million for consumer loans. Management’s estimates, assumptions and judgments are based on information available as of the date of the consolidated financial statements; accordingly, as the information changes, actual results could differ from those estimates.

Management is presenting, in the accompanying table, adjustments to net income as reported in accordance with generally accepted accounting principles for significant items resulting from Katrina and the sale of its merchant services portfolio. Management believes this information will help users compare Trustmark’s current results to those of prior periods.

Non-GAAP Disclosures
($ in thousands)
	2006		2005
	$	Basic EPS	$	Basic EPS

Net Income as reported-GAAP	$119,273	$2.106	$102,951	$1.819

Adjustments (net of taxes):
Less items related to Hurricane Katrina
Provision for loan losses	(4,736)	(0.083)	6,054	0.107
Mortgage related charges	(952)	(0.017)	2,047	0.036
Noninterest income - lost revenues	-	-	1,649	0.029
Noninterest expense - additional expenses	-	-	333	0.006
	(5,688)	(0.100)	10,083	0.178

Subtract sale of Merchant Service Portfolio	-	-	(3,551)	(0.063)

Net Income adjusted for specific items (Non-GAAP)	$113,585	$2.006	$109,483	$1.934

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

Allowance for Loan Losses
The allowance for loan losses is established through provisions for estimated loan losses charged against earnings. The allowance for loan losses is maintained at a level believed adequate by Management, based on estimated probable losses within the existing loan portfolio. Trustmark’s allowance for loan loss methodology is based on guidance provided in the 2006 joint Interagency Policy Statement on the Allowance for Loan and Lease Losses, SEC Staff Accounting Bulletin (SAB) No. 102, “Selected Loan Loss Allowance Methodology and Documentation Issues” and includes allowance allocations calculated in accordance with SFAS No. 114, “Accounting by Creditors for Impairment of a Loan,” as amended by SFAS No. 118, and allowance allocations calculated in accordance with SFAS No. 5, “Accounting for Contingencies.” Accordingly, Trustmark’s methodology is based on historical loss experience by type of credit, internal risk grade and the loss associated with the event of default, homogeneous risk pools and specific loss allocations, with adjustments considering current economic events and conditions. Trustmark’s process for determining the appropriate level of allowance for loan losses is designed to account for credit deterioration as it occurs. This evaluation is inherently subjective, as it requires material estimates, including the amounts and timings of future cash flows expected to be received on impaired loans that may be susceptible to significant change.

Mortgage Servicing Rights
Trustmark recognizes as assets the rights to service mortgage loans for others, known as mortgage servicing rights (MSR). Prior to Trustmark’s adoption of SFAS No. 156, MSR were capitalized based on the relative fair value of the servicing right and the mortgage loan on the date the mortgage loan is sold. As a result of Trustmark’s adoption of SFAS No. 156 on January 1, 2006, Trustmark carries MSR at fair value. The MSR valuation process includes the use of highly capable and experienced third parties providing valuation expertise and valuation advisory services. The fair value of MSR is determined using discounted cash flow techniques benchmarked against third-party opinions of value. Estimates of fair value involve several assumptions, including the key valuation assumptions about market expectations of future prepayment rates, interest rates and discount rates. Prepayment rates are projected using an industry standard prepayment model. The model considers other key factors, such as a wide range of standard industry assumptions tied to specific portfolio characteristics such as remittance cycles, escrow payment requirements, geographic factors, foreclosure loss exposure, VA no-bid exposure, delinquency rates and cost of servicing including base cost and cost to service delinquent mortgages. Prevailing market conditions at the time of analysis are factored into the accumulation of assumptions and determination of servicing value. All estimates and assumptions used by the independent third parties to arrive at the fair value of MSR are reviewed by Management. Because the valuation is determined by using discounted cash flow models, the primary risk inherent in valuing the MSR is the impact of fluctuating interest rates on the estimated life of the servicing revenue stream. The use of different estimates or assumptions could also produce different fair values. Trustmark has reduced the impact of this interest rate volatility by utilizing a portfolio of derivative instruments such as interest rate futures contracts and exchange-traded option contracts to achieve a return that would substantially offset the changes in the fair value of MSR attributable to interest rates.

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

RESULTS OF OPERATIONS

Net Interest Income
Net interest income is the principal component of Trustmark’s income stream and represents the difference, or spread, between interest and fee income generated from earning assets and the interest expense paid on deposits and borrowed funds. Fluctuations in interest rates, as well as volume and mix changes in earning assets and interest-bearing liabilities, can materially impact net interest income. The net interest margin (NIM) is computed by dividing fully taxable equivalent net interest income by average interest-earning assets and measures how effectively Trustmark utilizes its interest-earning assets in relationship to the interest cost of funding them. The accompanying Yield/Rate Analysis Table shows the average balances for all assets and liabilities of Trustmark and the interest income or expense associated with earning assets and interest-bearing liabilities. The yields and rates have been computed based upon interest income and expense adjusted to a fully taxable equivalent (FTE) basis using a 35% federal marginal tax rate for all periods shown. Nonaccruing loans have been included in the average loan balances, and interest collected prior to these loans having been placed on nonaccrual has been included in interest income. Loan fees included in interest associated with the average loan balances are immaterial. As previously discussed, Trustmark acquired Republic Bancshares of Texas, Inc., during the third quarter of 2006. The results of this acquisition have not had a material impact on net interest income or average balances for the year ending December 31, 2006.

Net interest income-FTE for 2006 increased $4.5 million, or 1.6%, when compared with 2005. Increases in the target fed funds rate of 300 basis points throughout 2005 and 2006 resulted in increased interest income-FTE and interest expense. While interest expense on interest-bearing liabilities, primarily deposits, increased substantially, the increase in interest income on earning assets was sufficient to offset the additional interest expense. The combination of these factors resulted in a stable NIM of 3.84%, when 2006 is compared with 2005. For additional discussion, see Market/Interest Rate Risk Management included later in Management’s Discussion and Analysis.

Average interest-earning assets for 2006 were $7.538 billion, compared with $7.413 billion for 2005, an increase of $125.0 million. Although showing only a minimal increase, the mix of average earning assets has changed dramatically when comparing 2006 to 2005. Average total loans during 2006 increased $507.0 million, or 8.8%, relative to 2005 while average securities decreased by $376.6 million, or 23.4%, during the same time period. Trustmark has utilized the liquidity created by maturing securities and core deposits to fund growth in higher yielding loans. This change in product mix combined with a rising interest rate environment has resulted in an increase in interest income-FTE of $67.4 million, or 15.9%, when 2006 is compared with 2005. This impact is illustrated by the yield on total earning assets increasing from 5.72% for the year ended December 31, 2005, to 6.52% for 2006, an increase of 80 basis points.

Average interest-bearing liabilities for 2006 totaled $6.072 billion compared with $6.063 billion for 2005, an increase of $9.9 million, or 0.2%. Trustmark’s ability to attract core deposits has also resulted in a major change in the mix of interest-bearing liabilities. This change is illustrated by the increase in average interest-bearing deposits of $706.3 million, or 16.3%, compared with a decrease of $724.9 million from wholesale funding sources such as federal funds purchased, securities sold under repurchase agreements and FHLB advances. Management has made a concerted effort to promote funding from growth in core deposits, rather than other higher-cost funding sources, as a major component in improving the net interest margin and, ultimately, profitability. The rising interest rate environment also impacted yields on interest-bearing liabilities as seen in the increase in rates on interest-bearing deposits (116 basis points), federal funds purchased and repurchase agreements (143 basis points) and borrowings (146 basis points) when 2006 and 2005 are compared. As a result of these factors, total interest expense for 2006 increased $62.9 million, or 45.2%, when compared with 2005.

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

Average interest-earning assets for 2005 were $7.413 billion, compared with $7.416 billion for 2004, a decrease of $3.0 million. Growth in average loans, which increased $489.5 million, or 9.3%, was offset by a decrease in average securities of $496.8 million, or 23.6%, when 2005 and 2004 are compared. Since the fourth quarter of 2003, Management has been adjusting the balance sheet in anticipation of the risk of rising interest rates. This strategy has been well founded, as short-term rates have risen significantly since 2003. However, the upward shift in the short-term rates without a proportionate upward shift in long-term rates has diminished the profitability of holding long-term assets. If ignored, persistent interest rate behavior of this nature could lead to a significant negative impact on the net interest margin. In preparation for potential adverse risks to the net interest margin, Management implemented a strategy of exiting certain assets and reducing balances of funding sources that would bear the highest costs in such a rate environment. This began in the fourth quarter of 2004, with the sale of $300.3 million in mortgage-related and U.S. Treasury securities and continued during the second quarter of 2005, when Trustmark sold $256.0 million in U.S. Government Agency and U.S. Treasury securities. Projected funding costs to carry these investments to their remaining maturity may have generated a greater negative net interest margin impact than the actual losses incurred at sale. Proceeds from these sales were used to reduce balances of higher-cost funding sources. In addition, the flat yield curve experienced during 2005, along with expectations of higher rates provided limited opportunity to carry securities profitably; therefore, Management utilized the liquidity generated by maturing securities to fund additional loan growth as well as reduce balances of higher-cost funding sources during that time period.

Average interest-bearing liabilities for 2005 totaled $6.063 billion, compared with $6.094 billion for 2004, a decrease of $31.1 million, or 0.5%. Average interest-bearing deposits and short-term borrowings increased $394.6 million during 2005, offsetting decreases of $425.8 million in federal funds purchased, repurchase agreements and long-term FHLB advances.

Yields on interest-bearing liabilities were also impacted during 2005 by the rising interest rate environment as seen in the increase in rates on interest-bearing deposits (53 basis points), federal funds purchased and repurchase agreements (163 basis points) and borrowings (166 basis points), when 2005 and 2004 are compared. As a result of these factors, total interest expense for 2005 increased $50.5 million, or 56.9%, when compared with 2004.

Yield/Rate Analysis Table
($ in thousands)

	Years Ended December 31,
	2006			2005			2004

	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
Assets
Interest-earning assets:
Federal funds sold and securities purchased under reverse repurchase agreements	$26,004	$1,327	5.10%	$31,399	$994	3.17%	$27,118	$417	1.54%
Securities available for sale:
Taxable	882,935	33,528	3.80%	1,268,472	46,929	3.70%	1,879,324	57,680	3.07%
Nontaxable	57,720	4,028	6.98%	62,970	4,545	7.22%	70,107	5,184	7.39%
Securities held to maturity:
Taxable	200,501	10,010	4.99%	188,133	9,639	5.12%	70,585	4,099	5.81%
Nontaxable	93,439	7,007	7.50%	91,592	6,924	7.56%	87,944	6,804	7.74%
Loans (including loans held for sale)	6,277,162	435,514	6.94%	5,770,178	354,973	6.15%	5,280,640	298,518	5.65%
Total interest-earning assets	7,537,761	491,414	6.52%	7,412,744	424,004	5.72%	7,415,718	372,702	5.03%
Cash and due from banks	327,320			336,238			331,980
Other assets	637,331			525,896			484,407
Allowance for loan losses	(74,924)			(68,395)			(74,191)
Total Assets	$8,427,488			$8,206,483			$8,157,914

Liabilities and Shareholders' Equity
Interest-bearing liabilities:
Interest-bearing demand deposits	$1,003,649	26,875	2.68%	$1,088,107	15,275	1.40%	$1,312,071	13,696	1.04%
Savings deposits	1,677,921	31,037	1.85%	1,262,059	10,692	0.85%	967,674	3,039	0.31%
Time deposits	2,367,263	95,928	4.05%	1,992,358	55,993	2.81%	1,771,979	38,388	2.17%
Federal funds purchased and securities sold under repurchase agreements	471,386	20,228	4.29%	668,389	19,138	2.86%	887,596	10,881	1.23%
Short-term borrowings	520,942	25,965	4.98%	892,570	32,656	3.66%	788,737	12,746	1.62%
Long-term FHLB advances	2,825	104	3.68%	159,103	5,502	3.46%	365,659	9,988	2.73%
Subordinated notes	2,586	138	5.34%	-	-	-	-	-	-
Junior subordinated debt securities	25,895	1,900	7.34%	-	-	-	-	-	-
Total interest-bearing liabilities	6,072,467	202,175	3.33%	6,062,586	139,256	2.30%	6,093,716	88,738	1.46%
Noninterest-bearing demand deposits	1,417,470			1,310,597			1,273,889
Other liabilities	136,674			90,353			65,985
Shareholders' equity	800,877			742,947			724,324
Total Liabilities and Shareholders' Equity	$8,427,488			$8,206,483			$8,157,914

Net Interest Margin		289,239	3.84%		284,748	3.84%		283,964	3.83%

Less tax equivalent adjustments:
Investments		3,862			4,014			4,196
Loans		4,806			4,293			4,151
Net Interest Margin per Annual Report		$280,571			$276,441			$275,617

Provision for Loan Losses
The provision for loan losses is determined by Management as the amount necessary to adjust the allowance for loan losses to a level, which, in Management’s best estimate, is necessary to absorb probable losses within the existing loan portfolio. The provision for loan losses reflects loan quality trends, including the levels of and trends related to nonaccrual loans, past due loans, potential problem loans, criticized loans and net charge-offs or recoveries, among other factors. Accordingly, the amount of the provision reflects both the necessary increases in the allowance for loan losses related to newly identified criticized loans, as well as the actions taken related to other loans including, among other things, any necessary increases or decreases in required allowances for specific loans or loan pools. The provision for loan losses during 2006 totaled a benefit of $5.9 million compared with an expense of $19.5 million during 2005 and a benefit of $3.1 million during 2004. Specifically in 2006 and 2005, Katrina impacted the provision for loan losses included in the income statement. The provision for loan losses, excluding Katrina, was an expense of $1.7 million in 2006 and $9.7 million in 2005. In 2004, the benefit of $3.1 million was due to the release of $9.4 million in allowance for loan losses resulting from changes in estimates to specific factors for pooled loans and a specific class of commercial loans, both of which experienced positive trends in loss experience.

In the aftermath of Katrina, Trustmark identified customers impacted by the storm in an effort to estimate the loss of collateral value and customer payment abilities. As a result of customer surveys, collateral inspections and a review of risk characteristics, Trustmark increased its allowance for loan losses through the provision for loan losses by $9.8 million on a pre-tax basis in the third quarter of 2005. Since the storm, Trustmark has continually evaluated its specific allocation for Katrina and, in 2006, released $7.8 million of its allowance for loan losses. Management’s estimates, assumptions and judgments were based on information available as of the date of the financial statements. At December 31, 2006, $2.0 million of its allowance for loan losses remains allocated to loans impacted by Katrina.

Net charge-offs totaled $4.0 million in 2006, $7.6 million in 2005 and $6.5 million in 2004. Net charge- offs related to Katrina in 2006 and 2005 were not material. Net charge-offs to average loans for Trustmark were below peer averages at 0.06% in 2006, 0.13% in 2005 and 0.12% in 2004.

See the section captioned “Loans and Allowance for Loan Losses” elsewhere in this discussion for further analysis of the provision for loan losses. In addition, for more information on the provision for loan losses, please refer to Note 6 of the Notes to the Consolidated Financial Statements.

Noninterest Income
Total noninterest income for 2006 increased $12.0 million, or 8.4%, compared to 2005, while total noninterest income for 2005 increased $19.1 million, or 15.4%, compared to 2004. The comparative components of noninterest income for the years ended December 31, 2006, 2005 and 2004, are shown in the accompanying table.

The single largest component of noninterest income is service charges for deposit products and services, which increased $2.2 million, or 4.3%, during 2006 after a decrease of $5.3 million, or 9.3%, during 2005. During 2006, the business combination of Republic contributed approximately $0.5 million of the increase. Service charges on deposit accounts declined by $1.9 million in 2006 due to the migration of accounts without fees, while NSF fees increased by $4.1 million in 2006 due to increased rates and usage. Revenues from service charges during 2006 have continued to be negatively impacted by the increased usage of accounts that do not charge a monthly fee, increases in earnings credits earned by commercial customers and increased usage of electronic transactions. However, these factors have been more than offset by revenues generated by an increase in fees charged on NSF items, changes to Trustmark’s overdraft policies and an increase in the number of retail demand deposit accounts. The decrease in service charges for 2005 also includes $2.1 million of lost service charges and NSF fees related to the impact of Katrina. Similar factors impacted 2005 as Trustmark also experienced a decline in fees earned on deposit accounts as a result of increased usage of accounts that do not charge a monthly service fee. An additional component of the decrease during 2005 relates to increases in earnings credits earned by commercial depositors, which has negatively impacted the overall service charges earned on these accounts.  The earnings credit rate is the value given to deposits maintained by commercial customers. Because interest rates have trended upward during the last two years, these deposit balances have become more valuable and are yielding a higher earnings credit rate relative to 2004. As a result, customers are able to pay for more of their services with earnings credits applied to their deposit balances rather than through fees. A general trend in the usage of electronic transactions, which carry lower processing fees, has also impacted service charges as well as reduced the opportunity to collect NSF and overdraft fees.

Insurance commissions were $33.8 million in 2006, compared with $33.0 million in 2005 and $17.8 million in 2004. The growth of $0.9 million, or 2.6% in 2006 is attributable to an increase in rates along the Gulf Coast and Florida Panhandle, as well as new accounts. These increases are offset by a net loss of approximately $1.0 million in commissions on a specific municipal account lost due to pricing, which occurred subsequent to Katrina. During 2005, increased insurance commissions resulted from the Fisher-Brown acquisition, which occurred during the fourth quarter of 2004 and contributed approximately $15.0 million, or 99.0% of the increased revenues experienced during that year.

Wealth management income was $23.2 million in 2006, compared with $21.6 million in 2005 and $20.3 million in 2004. Wealth management consists of income related to investment management, trust and brokerage services. The growth in wealth management income during 2006 is largely attributed to an increase in trust and investment management fee income resulting from new account growth. In addition, the increased presence of wealth management teams in Florida, Houston and Memphis and the creation of the Wealth Management Center in Jackson have begun to have a positive impact on revenues. Offsetting the increase in trust and investment management revenue was lower levels of fixed annuity sales in retail brokerage. At December 31, 2006, Trustmark held assets under management and administration of $6.964 billion and brokerage assets of $1.190 billion. During 2005, the increase in wealth management income can also to be attributed to new account growth as well as asset appreciation on existing accounts.

General banking-other totaled $22.9 million in 2006, compared with $20.8 million in 2005 and $18.5 million in 2004. General banking-other income consists primarily of fees on various bank products and services as well as bankcard fees and safe deposit box fees. General banking products and services increased by $1.1 million, or 46.7%, in 2006 compared to an increase of $0.7 million, or 39.4%, in 2005. The major component of bankcard fees involves interchange income earned on electronic transactions related to debit cards and ATMs. In 2006, these card fees increased by $1.6 million, or 10.8%, compared to an increase of $1.9 million, or 14.2% in 2005. During 2005, Trustmark sold its merchant service card business, which resulted in the recognition of no revenues from this source in 2006, while revenues from the merchant service card business totaled $0.7 million in 2005 and $0.9 million in 2004.

Noninterest Income
($ in thousands)
	2006		2005		2004
	Amount	% Change	Amount	% Change	Amount	% Change
Service charges on deposit accounts	$53,212	4.3%	$51,019	-9.3%	$56,274	3.5%
Insurance commissions	33,871	2.6%	33,006	85.4%	17,807	0.7%
Wealth management	23,183	7.4%	21,579	6.2%	20,319	4.3%
General banking-other	22,867	9.8%	20,835	12.8%	18,467	-0.2%
Mortgage banking, net	10,030	71.6%	5,845	-31.8%	8,571	21.6%
Other, net	10,043	-30.6%	14,467	100.0%	7,233	3.1%
Securities gains (losses)	1,922	n/m	(3,644)	n/m	(4,643)	n/m
Total Noninterest Income	$155,128	8.4%	$143,107	15.4%	$124,028	-9.0%
n/m - not meaningful

Net revenues from mortgage banking totaled $10.0 million in 2006, compared with $5.8 million in 2005 and $8.6 million in 2004. The mortgage banking income increased by $4.2 million in 2006, while it decreased by $2.7 million in 2005. See the table below for the specific components of Trustmark’s mortgage banking income.

Mortgage servicing income, net increased to $13.2 million in 2006, compared to $12.4 million in 2005 and $12.5 million in 2004. This increase of $0.8 million, or 6.7%, is attributable to an increase in loans serviced for others, which remained flat in 2005 compared to 2004. Loans serviced for others totaled $4.1 billion at December 31, 2006, and $3.7 billion at December 31, 2005.

In the first quarter of 2006, Trustmark began utilizing derivative instruments to offset changes in the fair value of MSR attributable to changes in interest rates. Changes in the fair value of the derivative instrument are recorded in mortgage banking income, net and are offset by the changes in the fair value of MSR. MSR fair value represents the effect of present value decay and the effect of changes in interest rates. Ineffectiveness of hedging MSR fair value is measured by comparing total hedge cost to the fair value of the MSR asset attributable to interest rate changes. In 2006, the impact of implementing this strategy resulted in a net negative ineffectiveness of $0.2 million. The purpose of utilizing derivative instruments was to offset changes in the fair value of MSR, which caused significant fluctuations in mortgage banking income in prior periods because of the recognition or recovery of MSR impairment.

Prior to January 1, 2006, Trustmark purchased servicing rights were capitalized at cost. For loans originated and sold where the servicing rights had been retained, Trustmark allocated the cost of the loans and servicing rights based on their relative fair values. MSR were amortized over the estimated period of the related net servicing income. MSR were evaluated quarterly for impairment and recorded as a valuation allowance. Impairment occurred when the estimated fair value of the MSR fell below its carrying value. In 2005, mortgage servicing income, net improved by $0.6 million due to the changes in amortization of MSR and the recovery of MSR impairment.

Representing a significant component of mortgage banking income are gains on the sales of loans, which increased $4.3 million in 2006 and decreased $3.1 million in 2005. The 2006 increase is due to the volume of loans sold in which Trustmark retained the servicing rights, as well as Katrina accruals of $0.9 million released in 2006, while in 2005 the decrease is due to the lower volume of loans sold. The impact of Katrina resulted in losses on sales of loans of $0.8 million, which further reduced the gain on the sales of loans for 2005.

The following table illustrates the components of mortgage banking included in noninterest income in the accompanying income statements:

Mortgage Banking Income
($ in thousands)
	2006		2005		2004
	Amount	% Change	Amount	% Change	Amount	% Change
Mortgage servicing income, net	$13,248	6.7%	$12,411	-0.5%	$12,469	1.3%
Change in fair value-MSR from market changes	3,122	n/m	-	n/m	-	n/m
Change in fair value-MSR from runoff	(9,858)	n/m	-	n/m	-	n/m
Change in fair value of derivatives	(2,298)	n/m	-	n/m	-	n/m
Gain on sales of loans	5,505	352.0%	1,218	-71.6%	4,283	-69.0%
Amortization of MSR	-	n/m	(10,465)	11.5%	(11,826)	18.5%
Recovery of MSR impairment	-	n/m	2,043	-26.8%	2,791	n/m
Other, net	311	-51.3%	638	-25.3%	854	n/m
Mortgage banking, net	$10,030	71.6%	$5,845	-31.8%	$8,571	21.6%
n/m - not meaningful

Other income, net was $10.0 million in 2006, compared with $14.5 million in 2005 and $7.2 million in 2004. The primary component of other income is fees related to services provided to non-retail corporate customers. These fees totaled $5.7 million in 2006, $3.8 million in 2005 and $2.8 million in 2004. These increases are the direct results of an increase in the number of clients utilizing these services. During the third quarter of 2005, Trustmark evaluated its strategic alternatives in payment processing systems and selected NOVA Information systems as its provider of card processing services for its commercial merchant services customers. In connection with this alliance, Trustmark sold its existing payment processing portfolio for a pre-tax gain of $5.75 million, which has been included in other income, net.

Securities gains totaled $1.9 million in 2006 compared with securities losses of $3.6 million in 2005 and $4.6 million in 2004. The securities gains for 2006 come primarily from a voluntary redemption of an investment in one of the family of Performance mutual funds that was originally funded by Trustmark. The losses during 2005 primarily resulted from the sale of $256.0 million in U.S. Government Agency and U.S. Treasury securities during the second quarter of that year. The sale of these securities resulted from an intentional reduction in the investment portfolio due to declining profitability of holding longer-term investment securities.

Noninterest Expense
Management considers expense management a key area of focus in the support of improving shareholder value. Trustmark’s noninterest expense for 2006 increased $17.2 million, or 7.1%, compared to 2005, while total noninterest expense for 2005 increased $18.0 million, or 8.0%, compared to 2004. Excluding the business combination with Republic, the adjusted 2006 increase in noninterest expenses was $11.5 million or 4.7%. The comparative components of noninterest expense for 2006, 2005 and 2004 are shown in the accompanying table.

Salaries and employee benefits, the largest category of noninterest expense, were $159.7 million in 2006, $149.8 million in 2005 and $132.8 million in 2004. Included in the 2006 totals is approximately $4.0 million of salaries and benefit cost related to the Republic business combination. Adjusting for Republic, the increase was 4.2% in 2006, which reflects general merit increases, the higher cost of performance-based incentive costs and additional costs of pension and other postretirement benefit plans. Eliminating the impact of the Fisher-Brown business combination, 2005 salaries and benefits grew $8.8 million, or 6.7%, when compared to 2004. This increase also reflects general merit increases, the higher cost of performance-based incentive costs and additional costs of pension and other postretirement benefit plans. Partially offsetting increases in 2005 personnel costs was a net decrease in the number of full-time equivalent employees, from 2,598 at December 31, 2004, to 2,582 at the end of 2005.

Services and fees for 2006 increased $2.7 million, or 7.8%, and decreased in 2005 by $1.2 million, or 3.5%. While expanding its brand into new markets, Trustmark increased its advertising costs by $1.4 million, or 37.5% in 2006, in addition to increasing costs related to communication, technology and services by $1.2 million, or 4.1%. Key components of the decrease during 2005 included declines in professional service fees (down $769 thousand) and other outside services and fees (down $747 thousand). Decreases in these fees resulted from an increase in efficiency in testing of internal controls as required by the Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley), which allowed for lower professional and audit-related fees. These expenses were partially offset by an increase in maintenance on software (up $351 thousand) as well as processing charges (up $694 thousand).

The growth in net occupancy-premises expense and equipment expense combined was $1.6 million, or 5.1% in 2006, while 2005 increased modestly by 1.4%. The Republic business combination and the expansion into seven new banking centers account for the 2006 increase. Net occupancy-premises expense for 2005 increased $257 thousand, or 1.7%, when compared with 2004, while equipment expense for 2005 increased $173 thousand, or 1.2%, when compared to the previous year.

Noninterest Expense
($ in thousands)
	2006		2005		2004
	Amount	% Change	Amount	% Change	Amount	% Change
Salaries and employee benefits	$159,690	6.6%	$149,817	12.8%	$132,799	2.9%
Services and fees	36,659	7.8%	34,003	-3.5%	35,240	12.6%
Net occupancy-premises	17,120	12.0%	15,280	1.7%	15,023	17.2%
Equipment expense	14,899	-1.9%	15,180	1.2%	15,007	0.1%
Other expense	32,112	10.7%	28,996	6.4%	27,240	2.1%
Total Noninterest Expense	$260,480	7.1%	$243,276	8.0%	$225,309	4.8%

During 2006, other expense increased $3.1 million, or 10.7%, while 2005 increased by $1.8 million, or 6.4%. The 2006 increase is the direct result of various line items including amortization of intangibles from the Republic business combination of $0.9 million, an operational loss of $1.0 million and an increase in general other expenses of $1.2 million. The primary factors in the 2005 growth are additional processing and collection costs associated with increased loan volume as well as a complete year of amortization of the insurance intangibles resulting from the Fisher-Brown acquisition. In addition, other expense for 2005 includes $537 thousand of Katrina-related expenses.

Income Taxes
For the year ended December 31, 2006, Trustmark’s combined effective tax rate was 34.2% compared to 34.3% in 2005 and 34.2% in 2004. The slight difference in Trustmark’s effective tax rate is due to immaterial changes in permanent items as a percentage of pretax income.

SEGMENT INFORMATION

Results of Segment Operations
Trustmark’s operations are managed along three operating segments: general banking division, insurance division and the wealth management division. The administration segment incorporates Trustmark’s treasury function with various nonallocated corporate operation business units. A description of each segment and the methodologies used to measure financial performance is described in Note 19 - Segment Information in the accompanying Notes to the Consolidated Financial Statements included elsewhere in this report. As previously mentioned, consolidated net income for 2006 and 2005 include the impact of Katrina. Net income (loss) by operating segment is presented below ($ in thousands):

	2006	2005	2004
General Banking	$115,847	$105,183	$102,451
Insurance	6,663	6,159	3,180
Wealth Management	5,648	4,649	4,266
Administration	(8,885)	(13,040)	6,812
Consolidated Net Income	$119,273	$102,951	$116,709

General Banking
Net income for 2006 increased by $10.7 million, or 10.1%, compared with 2005, while 2005 increased by $2.7 million, or 2.7%, compared with 2004. The 2006 increase primarily resulted from an increase in net interest income of $22.4 million; a reduction in the provision for loan losses of $4.1 million offset by additional noninterest expenses of $12.8 million. In 2005, the increase primarily resulted from an increase in net interest income of $16.1 million, offset by an increase in the provision for loan losses of $10.6 million.

Average earning assets totaled $6.2 billion in 2006 increasing by $559.1 million, which is the direct result of the Republic business combination and organic loan growth. Net interest income totaled $271.4 million, increasing $22.4 million in 2006, and resulted from the growth in interest on earning assets and the reduction of net internal funding cost. The net interest margin on earning assets increased approximately 25 basis points during 2006, which represents net interest income (including internal funding) divided by average earning assets. In 2005, average earning asset growth totaled $482 million, while loan yields increased by 52 basis points, resulting in a gross increase in net interest income excluding internal funding costs of $31.4 million, or 13.3%. This gross increase on earning asset growth was offset by internal funding costs of $15.3 million to fund loan growth and resulted in a net increase in net interest income of $16.1 million.

The general banking division’s provision for loan losses represent net charge-offs, which totaled $3.7 million in 2006 and $7.8 million in 2005. Charge-offs to average loans equaled 0.06% in 2006 and 0.13% in 2005. These percentages are very low compared to industry averages and result from excellent asset quality.

Noninterest expenses totaled $185.6 million in 2006 compared to $172.8 million in 2005 and $168.2 million in 2004. The growth in noninterest expense totaled $12.8 million, or 7.4% in 2006, and $4.6 million, or 2.7% in 2005. The increase in noninterest expenses for 2006 adjusted for the Republic business combination would be $7.1 million, or 4.1% and can be attributed to branch expansion and increases in general expenses including salaries and benefits. Increases for 2005 were well controlled and relate to general expenses, primarily salaries and benefits.

Insurance
Net income increased $0.5 million, or 8.2%, in 2006, compared to $3.0 million or 93.7%, in 2005. The growth for 2006 is related to increased premium rates caused by Katrina, as well as new relationships. On December 1, 2004, Trustmark acquired Fisher-Brown, Incorporated, located in Pensacola, Florida, which accounted for the significant growth in 2005.

Wealth Management
Net income growth for 2006 was $1.0 million, or 21.5%, compared to $0.4 million, or 9.0% in 2005. Wealth management revenues are primarily fee generated. In 2006 and 2005, total noninterest income grew by $1.5 million, or 6.7%, and $1.4 million, or 6.7%, respectively. In 2006, the net interest income expanded by $0.5 million while it decreased by $0.4 million in 2005. These fluctuations in net interest income are the direct result of an increase to the internal crediting rates for funding deposit accounts within the wealth management division.

Administration
The administration segment contains the treasury function, which is responsible for Trustmark’s investment portfolio, as well as its asset liability management. As a result, administration contains interest income from the investment portfolio and net internal funding costs from Trustmark’s other segments. Also included in administration are other operational support units whose noninterest expenses are not allocated to other segments. Net loss for the administration segment totaled $8.9 million in 2006 and $13.0 million in 2005 compared to net income of $6.8 million in 2004.

The 2006 reduction in segment net loss results from several factors. In 2006, net interest income totaled $5.1 million representing a decrease of $18.8 million for the year. This decrease was caused by a specific runoff of approximately $252.1 million in securities, as well as a change in internal funding rates for deposit funding sources. However, an improvement in revenues from noninterest income and a reduction in the provision for loan losses and the recovery of mortgage related charges related to Katrina more than offset the decrease in net interest income. As discussed elsewhere, the Katrina provision and other accruals contributed to the 2006 fluctuation by adding an additional $15.8 million in revenues. The 2005 decrease in net income for the administration segment is the result of two factors. First, net interest income excluding internal funding accruals decreased by $29.8 million, which was the direct result of decreasing the average investment portfolio by $496.8 million. Offsetting this decrease was an increase in internal funding revenues from other segments of $15.0 million. This increase in internal funding can be attributed to net asset growth within the segments for 2005. Secondly, an additional allocation to the allowance for loan losses related to Katrina increased the provision for loan losses by $9.8 million. Because of the significance of this single item and the potential impact to performance thresholds utilized in Trustmark’s incentive programs, Management determined that this item would not be considered as an additional provision for loan losses of the general banking division and, due to its unusual nature, would be charged to the administration division.

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

The primary sources of liquidity on the asset side of the balance sheet are maturities and cash flows from loans and securities, as well as the ability to sell certain loans and securities. Liquidity on the liability side of the balance sheet is generated primarily through growth in core deposits. To provide additional liquidity, Trustmark utilizes economical short-term wholesale funding arrangements for federal funds purchased and securities sold under repurchase agreements in both regional and national markets. At December 31, 2006, Trustmark estimated gross fed funds borrowing capacity at $1.505 billion, compared to $1.392 billion at December 31, 2005. In addition, Trustmark maintains a borrowing relationship with the FHLB, which provided $202.5 million in short-term advances at December 31, 2006, compared with $475.0 million in short-term advances at December 31, 2005. These advances are collateralized by a blanket lien on Trustmark’s single-family, multi-family, home equity and commercial mortgage loans. Under the existing borrowing agreement, Trustmark has $1.364 billion available in unused FHLB advances. Another borrowing source is the Federal Reserve Discount Window (Discount Window). At December 31, 2006, Trustmark had approximately $586.4 million available in collateral capacity at the Discount Window from pledges of auto loans and securities, compared with $558.4 million available at December 31, 2005. In September 2006, Trustmark renewed a two-year revolving line of credit facility in the amount of $50.0 million and subject to certain financial covenants. At December 31, 2006, Trustmark was in compliance with all financial covenants and had draws on this line of credit that totaled $11.0 million.

On December 13, 2006, TNB issued $50.0 million aggregate principal amount of Subordinated Notes (the Notes) due December 15, 2016. The Notes were sold pursuant to the terms of regulations issued by the Office of the Comptroller of the Currency (OCC) and in reliance upon an exemption provided by the Securities Act of 1933, as amended. The Notes are unsecured and subordinate and junior in right of payment to TNB’s obligations to its depositors, its obligations under bankers’ acceptances and letters of credit, its obligations to any Federal Reserve Bank or the FDIC and its obligations to its other creditors, and to any rights acquired by the FDIC as a result of loans made by the FDIC to TNB. The Notes, which are not redeemable prior to maturity, qualify as Tier 2 capital for both TNB and Trustmark. Proceeds from the sale of the Notes were used for general corporate purposes.

On August 18, 2006, Trustmark completed a private placement of $60.0 million of trust preferred securities through a newly formed Delaware trust affiliate, Trustmark Preferred Capital Trust I, (the Trust). The trust preferred securities mature September 30, 2036 and are redeemable at Trustmark’s option beginning after five years. Under applicable regulatory guidelines, these trust preferred securities qualify as Tier 1 capital. The proceeds from the sale of the trust preferred securities were used by the Trust to purchase $61.856 million in aggregate principal amount of Trustmark’s junior subordinated debentures. The net proceeds to Trustmark from the sale of the junior subordinated debentures to the Trust were used to assist in financing Trustmark’s merger with Republic.

On August 9, 2006, Trustmark National Bank was granted a Class B banking license from the Cayman Islands Monetary Authority. Subsequently, Trustmark established a branch in the Cayman Islands through an agent bank. The branch was established as a mechanism to attract dollar denominated foreign deposits (i.e. Eurodollars) as an additional source of funding. At December 31, 2006, Trustmark had no Eurodollar deposits outstanding, however, as much as $40.0 million in Eurodollar deposits were utilized during 2006. Management expects higher amounts of utilization of Eurodollar deposits in 2007.

During 2003, Trustmark filed a registration statement on Form S-3 with the Securities and Exchange Commission (SEC) utilizing a “shelf” registration process. Under this shelf process, Trustmark may offer from time to time any combination of securities described in the prospectus in one or more offerings up to a total amount of $200.0 million. The securities described in the prospectus include common and preferred stock, depositary shares, debt securities, junior subordinated debt securities and trust preferred securities. Net proceeds from the sales of the offered securities may be used to redeem or repurchase outstanding securities, repay outstanding debt, finance acquisitions of companies and other assets and provide working capital.

The Board of Directors currently has the authority to issue up to 20 million preferred shares with no par value. The ability to issue preferred shares in the future will provide Trustmark with additional financial and management flexibility for general corporate and acquisition purposes. At December 31, 2006, no such shares have been issued.

Liquidity position and strategy are reviewed regularly by the Asset/Liability Committee and continuously adjusted in relationship to Trustmark’s overall strategy. Management believes that Trustmark has sufficient liquidity and capital resources to meet presently known cash flow requirements arising from ongoing business transactions.

CAPITAL RESOURCES

At December 31, 2006, Trustmark’s shareholders’ equity was $891.3 million, an increase of $149.9 million, or 20.2%, from its level at December 31, 2005. This increase is primarily related to $103.8 million in stock issued for the purchase of Republic and net income of $119.3 million being offset by shares repurchased at a cost of $18.8 million and dividends paid of $48.6 million. Management will continue to hold sufficient capital to provide for growth opportunities, protect the balance sheet against sudden adverse market conditions and maintain an attractive return on equity to shareholders.

Common Stock Repurchase Program
At December 31, 2006, Trustmark had remaining authorization for the repurchase of up to 2.8 million shares of its common stock. Collectively, the capital management plans adopted by Trustmark since 1998 have authorized the repurchase of 24.3 million shares of common stock. Pursuant to these plans, Trustmark has repurchased approximately 21.3 million shares for $479.2 million, including 631 thousand shares during 2006.

Dividends
Dividends for the year ended December 31, 2006, were $0.85 per share, increasing 4.9% when compared with dividends of $0.81 per share for the prior year. During October 2006, the Board of Directors of Trustmark announced a 4.8% increase in its quarterly dividend to $0.22 per share from $0.21 per share. The Board declared the dividend payable on December 15 to shareholders of record as of December 1, 2006. This action raises the indicated annual dividend rate to $0.88 per share from $0.84 per share.

Regulatory Capital
Trustmark and TNB are subject to minimum capital requirements, which are administered by various federal regulatory agencies. These capital requirements, as defined by federal guidelines, involve quantitative and qualitative measures of assets, liabilities and certain off-balance sheet instruments. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the financial statements of both Trustmark and TNB. Trustmark aims not only to exceed the minimum capital standards but also the well-capitalized guidelines for regulatory capital. Management believes, as of December 31, 2006, that Trustmark and TNB have met or exceeded all of the minimum capital standards for the parent company and its primary banking subsidiary as established by regulatory requirements. At December 31, 2006, the most recent notification from the OCC, TNB’s primary federal banking regulator, categorized TNB as well capitalized. To be categorized in this manner, TNB must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios (defined in applicable regulations) as set forth in the accompanying table. There are no significant conditions or events that have occurred since the OCC’s notification that Management believes have affected TNB’s present classification.

In addition, during 2006, Trustmark enhanced its capital structure with the issuance of trust preferred securities and Subordinated Notes. For regulatory capital purposes, the trust preferred securities qualify as Tier 1 capital while the Subordinated Notes qualify as Tier 2 capital. The addition of these capital instruments provided Trustmark a cost effective manner in which to manage shareholders’ equity and enhance financial flexibility.

Regulatory Capital Table
($ in thousands)
	December 31, 2006
	Actual Regulatory Capital		Minimum Regulatory Capital Required		Minimum Regulatory Provision to be Well Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital (to Risk Weighted Assets)
Trustmark Corporation	$771,477	11.40%	$541,412	8.00%	n/a	n/a
Trustmark National Bank	750,745	11.26%	534,331	8.00%	$667,914	10.00%
Tier 1 Capital (to Risk Weighted Assets)
Trustmark Corporation	$649,702	9.60%	$270,706	4.00%	n/a	n/a
Trustmark National Bank	634,694	9.52%	267,165	4.00%	$400,748	6.00%
Tier 1 Capital (to Average Assets)
Trustmark Corporation	$649,702	7.65%	$254,856	3.00%	n/a	n/a
Trustmark National Bank	634,694	7.60%	250,872	3.00%	$418,120	5.00%

EARNING ASSETS

Earning assets serve as the primary revenue streams for Trustmark and are comprised of securities, loans, federal funds sold and securities purchased under resale agreements. At December 31, 2006, earning assets were $7.749 billion, or 87.6% of total assets, compared with $7.507 billion, or 89.5% of total assets at December 31, 2005, an increase of $241.9 million, or 3.2%.

Securities
Interest-bearing investment securities are held to provide a stable alternative source of interest income and to collateralize public deposits and repurchase agreements. Trustmark’s portfolio of investment securities also supports liquidity and profitability strategies and may be used to offset potential market risks in the various financial reporting segments. The primary objective of the investment portfolio is to make an adequate contribution to net interest income. Management evaluates this contribution in relation to potential adverse market value risk that may impact strategic flexibility, liquidity or future earnings. During 2005 and 2006, Management continued a strategy that began in 2004 of exiting certain assets and reducing balances of funding sources that would bear the highest costs in a rising interest rate environment. Proceeds from sales of securities have been used to reduce balances of higher-cost funding sources and as a funding source for loan growth. During 2006, Trustmark continued to deemphasize the holding of investment securities as seen by the decrease in overall balance of $252.1 million, or 18.9%, when compared to December 31, 2005. Trustmark intends to maintain lower balances in investment securities and reduce dependency on wholesale funding until market conditions provide more attractive opportunities.

The securities portfolio can serve as a powerful tool that Management uses to control exposure to interest rate risk. Interest rate risk can be adjusted by altering both the duration of the portfolio and the balance of the portfolio. Trustmark has maintained a strategy of offsetting potential exposure to higher interest rates by keeping both the duration and the balances of investment securities at relatively low levels. The estimated duration of the portfolio was 1.97 years at December 31, 2006, as compared to 2.50 years at December 31, 2005.

AFS securities are carried at their estimated fair value with unrealized gains or losses recognized, net of taxes, in accumulated other comprehensive loss, a separate component of shareholders’ equity. At December 31, 2006, AFS securities totaled $792.3 million, which represented 73.1% of the securities portfolio, compared to $1.042 billion, or 77.9%, at December 31, 2005. At December 31, 2006, unrealized losses on AFS securities of $11.4 million, net of $4.4 million of deferred income taxes, were included in accumulated other comprehensive loss, compared with unrealized losses of $16.4 million, net of $6.3 million in deferred income taxes, at December 31, 2005. At December 31, 2006, AFS securities consisted of U.S. Treasury securities, obligations of states and political subdivisions, mortgage related securities, corporate securities and other securities, primarily Federal Reserve Bank and FHLB stock.

Held to maturity (HTM) securities are carried at amortized cost and represent those securities that Trustmark both intends and has the ability to hold to maturity. At December 31, 2006, HTM securities totaled $292.2 million and represented 26.9% of the total portfolio, compared with $294.9 million, or 22.1%, at the end of 2005.

Management continues to focus on asset quality as one of the strategic goals of the securities portfolio, which is evidenced by the investment of approximately 80% of the portfolio in U.S. Treasury, U.S. Government agencies obligations and other AAA rated securities.

Loans and Allowance for Loan Losses
Loans and loans held for sale represented 85.7% of earning assets at December 31, 2006, compared with 80.5% at December 31, 2005. Average loans (including loans held for sale) were $6.277 billion for 2006, an increase of $507.0 million, or 8.8%, when compared with 2005. Growth in the loan portfolio continues to be diversified geographically across Trustmark’s four-state franchise as well as by loan type as seen by increases in loans from Trustmark’s Florida Panhandle and Houston, Texas markets, as well as, by growth from Corporate Lending and Consumer Lending Divisions.

Trustmark makes loans in the normal course of business to certain directors, their immediate families and companies in which they are principal owners. Such loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectibility at the time of the transaction.

The allowance for loan losses is established through provisions for estimated loan losses charged against earnings. The allowance reflects Management’s best estimate of the probable loan losses related to specifically identified loans, as well as, probable incurred loan losses in the remaining loan portfolio and requires considerable judgement. The allowance is based upon Management’s current judgments and the credit quality of the loan portfolio, including all internal and external factors that impact loan collectibility. SFAS No. 5, “Accounting for Contingencies,” and SFAS No. 114, “Accounting by Creditors for Impairment of a Loan,” limit the amount of the loss allowance to the estimate of losses that have been incurred at the balance sheet reporting date. Accordingly, the allowance is based upon past events and current economic conditions.

Trustmark’s allowance has been developed using different factors to estimate losses based upon specific evaluation of identified individual loans considered impaired, estimated identified losses on various pools of loans and/or groups of risk rated loans with common risk characteristics and other external and internal factors of estimated probable losses based on other facts and circumstances.

The level of Trustmark’s allowance reflects Management’s continuing evaluation of industry concentrations, specific credit risks, loan loss experience, current loan portfolio quality, present economic, political and regulatory conditions and unidentified losses inherent in the current loan portfolio. This evaluation takes into account other qualitative factors including recent acquisitions, national, regional and local economic trends and conditions, changes in credit concentration, changes in levels and trends of delinquencies and nonperforming loans, changes in levels and trends of net charge-offs, changes in interest rates and collateral, financial and underwriting exceptions.

The allowance for loan losses consists of three elements: (i) specific valuation allowances determined in accordance with SFAS No. 114 based on probable losses on specific loans; (ii) historical valuation allowances determined in accordance with SFAS No. 5 based on historical loan loss experience for similar loans with similar characteristics and trends; and (iii) qualitative risk valuation allowances determined in accordance with SFAS No. 5 based on general economic conditions and other qualitative risk factors, both internal and external, to Trustmark.

Following Katrina, Trustmark identified customers specifically impacted by the storm in an effort to estimate the loss of collateral value and customer payment abilities. In accordance with SFAS No. 5, Trustmark determined, through reasonable estimates, that specific losses were probable and initially increased its allowance for loan losses by $9.8 million, on a pretax basis, during the third quarter of 2005. Trustmark continually reevaluates its estimates for probable losses resulting from Katrina. As a result, during 2006, Trustmark has released allowance for loan losses of $7.8 million on a pretax basis. At December 31, 2006, the allowance for loan losses included specific Katrina accruals totaling $2.0 million, comprised of $1.3 million for mortgage loans and $0.7 million for consumer loans. Management’s estimates, assumptions and judgments are based on information available as of the date of the consolidated financial statements; accordingly, as the information changes, actual results could differ from those estimates.

At December 31, 2006, the allowance for loan losses was $72.1 million compared with $76.7 million at December 31, 2005, a decrease of $4.6 million, primarily resulting from a release of $7.8 million in accruals held for customers impacted by Katrina offset by an increase of $5.3 million due to the acquisition of Republic. The allowance represented 1.10% of total loans outstanding at December 31, 2006, compared to 1.30% at December 31, 2005. As of December 31, 2006, Management believes that the allowance for loan losses adequately provides for probable losses in the loan portfolio.

Net charge-offs for 2006 totaled $4.0 million, or 0.06% of average loans, compared to $7.6 million, or 0.13% in 2005 and $6.5 million, or 0.12% in 2004. Trustmark’s loan policy dictates the guidelines to be followed in determining when a loan is charged-off. Commercial purpose loans are charged-off when a determination is made that the loan is uncollectible and continuance as a bankable asset is not warranted. Consumer loans secured by residential real estate are generally charged-off when the credit becomes severely delinquent, and the balance exceeds the fair value of the property less costs to sell. Other consumer purpose loans, including both secured and unsecured, are generally charged-off in full no later than when the loan becomes 120 days past due. Credit card loans are generally charged-off in full when the loan becomes 180 days past due.

Trustmark's lending policies have resulted in consistently sound asset quality. One measure of asset quality in the financial services industry is the level of nonperforming assets. The details of Trustmark’s nonperforming assets at December 31, 2006 and 2005 are shown in the accompanying table.

Nonperforming Assets
($ in thousands)
	December 31,
	2006	2005
Nonaccrual and restructured loans	$36,399	$28,914
Other real estate (ORE)	2,509	4,107
Total nonperforming assets	$38,908	$33,021

Accruing loans past due 90 days or more	$2,957	$2,719
Serviced GNMA loans eligible for repurchase	8,510	22,769
Total loans past due 90 days or more	$11,467	$25,488

Nonperforming assets/total loans and ORE	0.59%	0.56%

Total nonperforming assets increased $5.9 million, or 17.8%, during 2006. The increase from December 31, 2005, is primarily attributable to two new commercial credits being added to nonaccrual status totaling approximately $5.6 million. The allowance coverage of nonperforming loans was 198.08% at December 31, 2006. Loans held for sale past due 90 days or more include $8.5 million in loans serviced by Trustmark and fully guaranteed by the Government National Mortgage Association that are eligible for repurchase.

Other Earning Assets
Federal funds sold and securities purchased under reverse repurchase agreements were $27.3 million at December 31, 2006, a decrease of $102.9 million when compared with December 31, 2005. Trustmark utilizes these products as a short-term investment alternative whenever it has excess liquidity.

DEPOSITS AND OTHER INTEREST-BEARING LIABILITIES

Trustmark’s deposit base is its primary source of funding and consists of core deposits from the communities served by Trustmark. Deposits include interest-bearing and noninterest-bearing demand accounts, savings, money market, certificates of deposit, individual retirement accounts and brokered CDs. Total deposits were $6.976 billion at December 31, 2006, compared with $6.283 billion at December 31, 2005, an increase of $693.4 million, or 11.0%. Trustmark’s expansion initiatives in the Florida Panhandle, Houston and Memphis markets made important contributions toward the growth of deposits. Noninterest-bearing deposits have increased $18.6 million during 2006, while interest-bearing deposits have increased $674.7 million during the same time period. Management has continued to focus on increasing core deposit relationships under attractive terms as a tool to fuel growth throughout Trustmark’s four-state banking franchise. At December 31, 2006, brokered CDs totaled $134.2 million, a decrease of $47.8 million when compared to December 31, 2005. Trustmark will continue to utilize a brokered CD program to provide additional deposit funding.

Trustmark’s commitment to increasing its presence in higher-growth markets is illustrated by its strategic initiative to build additional banking centers within its four-state banking franchise. This commitment will also benefit Trustmark’s continued focus on increasing core deposit relationships. During 2006, Trustmark opened a total of seven banking centers in the Houston, Jackson, Memphis and Mississippi Gulf Coast markets. Trustmark anticipates opening eight to twelve banking centers during the next two years.

Trustmark uses short-term borrowings and long-term FHLB advances to fund growth of earning assets in excess of deposit growth. Short-term borrowings consist of federal funds purchased, securities sold under repurchase agreements, short-term FHLB advances and the treasury tax and loan note option account. Short-term borrowings totaled $741.5 million at December 31, 2006, a decrease of $526.8 million, compared with $1.268 billion at December 31, 2005. Trustmark had no long-term FHLB advances at December 31, 2006, compared to $5.7 million at December 31, 2005. Trustmark had $70.1 million in junior subordinated debentures outstanding at December 31, 2006, compared to none on December 31, 2005. Trustmark also had $49.7 in subordinated notes outstanding at December 31, 2006, compared to none on December 31, 2005. For further information on the issuance of the debentures and notes, see Note 11 in the Notes to Consolidated Financial Statements. On a consolidated basis, total borrowings have decreased $412.7 million when compared to December 31, 2005, as Trustmark utilized liquidity from the sale and maturity of securities to reduce Trustmark’s dependency on wholesale funding products.

LEGAL ENVIRONMENT

Trustmark and its subsidiaries are parties to lawsuits and other claims that arise in the ordinary course of business. Some of the lawsuits assert claims related to lending, collection, servicing, investment, trust and other business activities, and some of the lawsuits allege substantial claims for damages. The cases are being vigorously contested. In the regular course of business, Management evaluates estimated losses or costs related to litigation, and provision is made for anticipated losses whenever Management believes that such losses are probable and can be reasonably estimated. In recent years, the legal environment in Mississippi has been considered by many to be adverse to business interests, with regards to the overall treatment of tort and contract litigation as well as the award of punitive damages. However, tort reform legislation that became effective during recent years may reduce the likelihood of unexpected, sizable awards. At the present time, Management believes, based on the advice of legal counsel and Management’s evaluation, that the final resolution of pending legal proceedings will not have a material impact on Trustmark’s consolidated financial position or results of operations; however, Management is unable to estimate a range of potential loss on these matters because of the nature of the legal environment in states where Trustmark conducts business.

BENEFIT PLANS

Pension Plan
As disclosed in Note 13 - Pension and Other Postretirement Benefits of the accompanying Notes to the Consolidated Financial Statements, Trustmark maintains a noncontributory defined pension plan, which covers substantially all associates with more than one year of service. The plan provides benefits that are based on the length of credited service and final average compensation.

At December 31, 2006, the fair value of plan assets totaled $77.9 million and was exceeded by the plan projected benefit obligation of $82.3 million by $4.5 million. Net periodic benefit cost equaled $3.7 million in 2006 compared to $2.9 million in 2005 and $2.0 million in 2004. Effective January 1, 2007, the Board of Directors adopted amendments which decreased retirement benefits under the plan to ensure the plan will continue to provide meaningful benefits for associates, while maintaining a consistent and affordable trend in the plan’s cost.

The fair value of plan assets is determined utilizing current market quotes, while the benefit obligation and periodic benefit costs are determined utilizing actuarial methodology with certain weighted-average assumptions. The discount rate for the pension plan is determined using the Moody’s Aa corporate bond rate plus 0.25%, generally not to increase or decrease more than 0.50% from the prior year. These assumptions, which have been chosen to individually represent the estimate of a particular event as required by generally accepted accounting principles, have been reviewed and approved by Management based on recommendations from its actuaries.

No contributions were required during 2006. In 2007, Trustmark’s minimum required contribution is expected to be zero; however, Management and the Board of Directors will monitor the plan throughout 2007 and determine any funding requirements by the plan’s measurement date of December 31st. Trustmark’s measurement date for 2005 and 2004 had been October 31st.

Supplemental Retirement Plan
Also, disclosed in Note 13 - Pension and Other Postretirement Benefits of the accompanying Notes to the Consolidated Financial Statements, Trustmark maintains a nonqualified supplemental retirement plan covering directors who elect to defer fees, key executive officers and senior officers. The plan provides for defined death benefits and/or retirement benefits based on a participant’s covered salary. Trustmark has acquired life insurance contracts on the participants covered under the plan, which are anticipated to fund future payments under the plan.

At December 31, 2006, the accrued benefit obligation equaled $31.0 million, while the net periodic benefit cost equaled $3.5 million in 2006, $3.3 million in 2005 and $3.8 million in 2004. The net periodic benefit cost and projected benefit obligation are determined using actuarial assumptions as of the plan’s measurement date, December 31st. The discount rate for the supplemental retirement plan is determined using the Moody’s Aa corporate bond rate plus 0.25%, not to increase or decrease more than 0.50% from the prior year. A reduction in the discount rate was the primary factor in actuarial losses of $1.1 million during 2005. During 2004, cumulative changes in benefit levels for prior service gave rise to prior service cost of $2.3 million. At December 31, 2006, these unrecognized actuarial losses and unrecognized prior service costs continue to be amortized over future service periods.

OFF-BALANCE SHEET ARRANGEMENTS

Trustmark makes commitments to extend credit and issues standby and commercial letters of credit in the normal course of business in order to fulfill the financing needs of its customers. These loan commitments and letters of credit are off-balance sheet arrangements.

Commitments to extend credit are agreements to lend money to customers pursuant to certain specified conditions. Commitments generally have fixed expiration dates or other termination clauses. Since many of these commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Trustmark applies the same credit policies and standards as it does in the lending process when making these commitments. The collateral obtained is based upon the assessed creditworthiness of the borrower. At December 31, 2006 and 2005, Trustmark had commitments to extend credit of $1.9 billion and $1.7 billion, respectively.

Standby and commercial letters of credit are conditional commitments issued by Trustmark to ensure the performance of a customer to a third party. When issuing letters of credit, Trustmark uses essentially the same policies regarding credit risk and collateral which are followed in the lending process. At December 31, 2006 and 2005, Trustmark’s maximum exposure to credit loss in the event of nonperformance by the other party for letters of credit was $138.0 million and $112.8 million, respectively. These amounts consist primarily of commitments with maturities of less than three years. Trustmark holds collateral to support certain letters of credit when deemed necessary.

CONTRACTUAL OBLIGATIONS

Trustmark is obligated under certain contractual arrangements. The amount of payments due under those obligations as of December 31, 2006 is shown below ($ in thousands):

	Less than One Year	One to Three Years	Three to Five Years	After Five Years	Total
Subordinated notes	$-	$-	$-	$49,677	$49,677
Junior subordinated debt securities	-	-	-	70,104	70,104
Operating lease obligations	3,377	4,599	2,188	4,971	15,135
Time deposits	2,359,103	204,635	33,456	159	2,597,353
FHLB advances	202,500	-	-	-	202,500
Securities sold under repurchase agreements	183,797	-	-	-	183,797
Total	$2,748,777	$209,234	$35,644	$124,911	$3,118,566

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

The primary tool utilized by the Asset/Liability Committee is a third-party modeling system, which is widely accepted in the financial institutions industry. This system provides information used to evaluate exposure to interest rate risk, project earnings and manage balance sheet growth. This modeling system utilizes the following scenarios in order to give Management a method of evaluating Trustmark’s interest rate, basis and prepayment risk under different conditions:

❖	Rate shocked scenarios of up-and-down 100, 200 and 300 basis points.
❖	Yield curve twist of +/- two standard deviations of the change in spread of the three-month Treasury bill and the ten-year Treasury note yields.
❖	Basis risk scenarios where federal funds/LIBOR spread widens and tightens to the high and low spread determined by using two standard deviations.
❖	Prepayment risk scenarios where projected prepayment speeds in up-and-down 200 basis point rate scenarios are compared to current projected prepayment speeds.

Based on the results of the simulation models using static balances at December 31, 2006, it is estimated that net interest income may increase 2.7% in a one-year, shocked, up 200 basis point rate shift scenario, compared to a base case, flat rate scenario for the same time period. This minor change in forecasted net interest income illustrates Management’s strategy to mitigate Trustmark’s exposure to cyclical increases in rates by maintaining a neutral position in its interest rate risk position. This projection does not contemplate any additional actions Trustmark could undertake in response to changes in interest rates. In the event of a 100 basis point decrease in interest rates, it is estimated net interest income may decrease by 2.3%, while a 200 basis point decline in interest rates would yield an estimated decrease in net interest income of 6.4%. Management cannot provide any assurance about the actual effect of changes in interest rates on net interest income. The estimates provided do not include the effects of possible strategic changes in the balances of various assets and liabilities throughout 2007. Management will continue to prudently manage the balance sheet in an effort to control interest rate risk and maintain profitability over the long term. For additional information on interest rate sensitivity, please see accompanying table.

Another component of interest rate risk management is measuring the economic value-at-risk for a given change in market interest rates. The economic value-at-risk may indicate risks associated with longer term balance sheet items that may not affect net interest income at risk over shorter time periods. Trustmark also uses computer-modeling techniques to determine the present value of all asset and liability cash flows (both on- and off-balance sheet), adjusted for prepayment expectations, using a market discount rate. The net change in the present value of the asset and liability cash flows in the different market rate environments is the amount of economic value at risk from those rate movements. As of December 31, 2006, the economic value of equity at risk for an instantaneous 100 basis point shift in rates was no more than 1.3% of the market value of Trustmark’s equity.

As part of Trustmark’s risk management strategy in the mortgage banking area, various derivative instruments such as interest rate lock commitments and forward sales contracts are utilized. Rate lock commitments are residential mortgage loan commitments with customers, which guarantee a specified interest rate for a specified period of time. Forward contracts are agreements to purchase or sell securities or other money market instruments at a future specified date at a specified price or yield. Trustmark’s obligations under forward contracts consist of commitments to deliver mortgage loans, originated and/or purchased, in the secondary market at a future date. These derivative instruments are designated as fair value hedges. Trustmark’s off balance sheet obligations under these derivative instruments totaled $167.8 million at December 31, 2006, with a valuation adjustment of $19 thousand, compared to $208.3 million, with a valuation adjustment of negative $474 thousand as of December 31, 2005.

During the first quarter of 2006, a strategy was implemented that utilizes a portfolio of derivative instruments, such as Treasury note futures contracts and exchange-traded option contracts, to achieve a fair value return that would substantially offset the changes in fair value of MSR attributable to interest rates. These transactions are considered freestanding derivatives that do not otherwise qualify for hedge accounting. Changes in the fair value of these derivative instruments are recorded in noninterest income in mortgage banking, net and are offset by the changes in the fair value of MSR. During 2006, gross MSR values increased $3.1 million due to market changes, of which $2.1 million occurred during hedging activities, while hedge cost totaled $2.3 million, resulting in net negative ineffectiveness from hedging of $0.2 million.

Trustmark has utilized an interest rate risk strategy that included caps and floors. The intent of utilizing these derivative instruments was to reduce the risk associated with the effects of significant movements in interest rates. Caps and floors, which are not designated as hedging instruments, are options linked to a notional principal amount and an underlying indexed interest rate. Exposure to loss on these options will increase or decrease as interest rates fluctuate. Trustmark’s interest rate cap contracts matured in September 2006. Trustmark did not hold any interest rate floor contracts during the years presented.

Another tool used for interest rate risk management is interest rate swaps. Interest rate swaps are derivative instruments under which two parties agree to make interest payments on a notional principal amount. In a generic swap, one party pays a fixed interest rate and receives a floating interest rate while the other party receives a fixed interest rate and pays a floating interest rate. During the first quarter of 2006, Trustmark’s remaining interest rate swaps matured. These swaps, which had been designated as fair value hedges, were originally initiated during 2003 to mitigate the effects of further changes in the fair value of specific, noncallable, nonprepayable, fixed rate advances from the FHLB by agreeing to pay a floating interest rate tied to LIBOR.

RECENT PRONOUNCEMENTS

Accounting Standards Adopted in 2006
For additional information on accounting standards adopted by Trustmark during 2006, please refer to Recent Pronouncements contained in Note 1 - Significant Accounting Policies.

New Accounting Standards
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and is not expected to have a material impact on Trustmark’s balance sheets or results of operations.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109.” The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The new interpretation is effective for fiscal years beginning after December 15, 2006. The effects of this interpretation are not expected to have a material impact on Trustmark’s balance sheets or results of operations.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments - an amendment of SFAS No. 133 and 140,” which is effective for fiscal years beginning after September 15, 2006. The statement was issued to clarify the application of SFAS No. 133 to beneficial interests in securitized financial assets and to improve the consistency of accounting for similar financial instruments, regardless of the form of the instruments. The effects of this statement are not expected to have a material impact on Trustmark’s balance sheets or results of operations.

Interest Rate Sensitivity Table
($ in thousands)
December 31, 2006	2007	2008	2009	2010	2011	Thereafter	Total	Estimated Fair Value
Loans, Net
Fixed Rate	$1,451,964	$883,555	$612,843	$460,802	$350,786	$478,211	$4,238,161	$4,192,062
Average Int Rate	6.45%	6.50%	6.70%	6.45%	6.63%	5.73%	6.53%
Floating Rate	$1,389,492	$287,294	$169,175	$126,880	$117,644	$236,506	$2,326,991	$2,326,991
Average Int Rate	8.37%	8.25%	8.14%	7.70%	7.81%	7.81%	8.22%
Investment Securities
Fixed Rate	$333,320	$267,946	$129,375	$140,647	$107,426	$105,509	$1,084,223	$1,082,885
Average Int Rate	3.85%	3.94%	4.51%	4.68%	4.68%	4.90%	4.24%
Floating Rate	$122	$64	$38	$24	$17	$46	$311	$311
Average Int Rate	6.21%	6.15%	6.12%	6.09%	6.07%	6.00%	6.13%
Other Earning Assets
Floating Rate	$27,259	-	-	-	-	-	$27,259	$27,259
Average Int Rate	5.51%	-	-	-	-	-	5.51%
Interest-Bearing Deposits
Fixed Rate	$2,366,270	$142,592	$55,430	$17,850	$13,935	$151	$2,596,228	$2,616,801
Average Int Rate	4.45%	4.13%	4.05%	4.10%	4.63%	4.33%	4.56%
Floating Rate	$1,088,976	$430,014	$430,014	$430,014	$426,149	-	$2,805,167	$2,805,167
Average Int Rate	2.81%	2.28%	2.28%	2.28%	2.29%	-	2.50%
Other Interest-Bearing Liabilities
Fixed Rate	$260,067	-	-	-	-	$49,677	$309,744	$308,854
Average Int Rate	4.20%	-	-	-	-	5.67%	4.97%
Floating Rate	$481,434	-	-	-	-	$70,104	$551,538	$551,538
Average Int Rate	4.61%	-	-	-	-	7.28%	4.95%

December 31, 2005	2006	2007	2008	2009	2010	Thereafter	Total	Estimated Fair Value
Loans, Net
Fixed Rate	$1,307,926	$738,744	$600,399	$394,745	$294,472	$399,825	$3,736,111	$3,705,928
Average Int Rate	6.06%	6.08%	6.25%	5.93%	6.08%	5.60%	6.02%
Floating Rate	$1,216,065	$279,762	$127,848	$109,996	$83,983	$409,919	$2,227,573	$2,227,573
Average Int Rate	7.44%	7.57%	7.77%	7.08%	6.94%	5.85%	7.15%
Investment Securities
Fixed Rate	$319,276	$294,367	$250,269	$132,083	$141,097	$199,130	$1,336,222	$1,336,841
Average Int Rate	3.62%	3.72%	4.08%	4.56%	4.70%	4.64%	4.09%
Floating Rate	$133	$86	$58	$43	$35	$79	$434	$434
Average Int Rate	5.80%	5.81%	5.80%	5.79%	5.62%	5.60%	5.75%
Other Earning Assets
Floating Rate	$130,115	-	-	-	-	-	$130,115	$130,115
Average Int Rate	4.07%	-	-	-	-	-	4.07%
Interest-Bearing Deposits
Fixed Rate	$1,884,690	$280,300	$63,423	$25,082	$15,212	$98	$2,268,805	$2,278,563
Average Int Rate	3.45%	3.51%	3.73%	3,73%	3.91%	4.18%	3.47%
Floating Rate	$856,089	$401,421	$401,421	$401,421	$397,515	-	$2,457,867	$2,457,867
Average Int Rate	1.52%	1.34%	1.34%	1.34%	1.34%	-	1.40%
Other Interest-Bearing Liabilities
Fixed Rate	$301,402	-	$4,136	$1,590	-	-	$307,128	$307,090
Average Int Rate	3.34%	-	3.83%	4.20%	-	-	3.35%
Floating Rate	$966,853	-	-	-	-	-	$966,853	$966,853
Average Int Rate	4.11%	-	-	-	-	-	4.11%