Form 10-K, Exhibit 13
period 2007-12-31
TRUSTMARK CORP
filed 2008-02-29
CIK 36146

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

Management assessed the effectiveness of internal control over financial reporting as of December 31, 2007.  In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on our assessment, we believe that, as of December 31, 2007, Trustmark’s internal control over financial reporting is effective based on those criteria.

The effectiveness of Trustmark’s internal control over financial reporting as of December 31, 2007, was audited by KPMG LLP, an independent registered public accounting firm, as stated in their report appearing on the following page.

/s/ Richard G. Hickson	/s/ Louis E. Greer
Richard G. Hickson	Louis E. Greer
Chairman and	Treasurer and
Chief Executive Officer	Principal Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Trustmark Corporation:

We have audited Trustmark Corporation and subsidiaries’ (the Corporation) internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Corporation’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audit also included performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, Trustmark Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Trustmark Corporation and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2007, and our report dated February 29, 2008, expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Jackson, Mississippi
February 29, 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Trustmark Corporation:

We have audited the accompanying consolidated balance sheets of Trustmark Corporation and subsidiaries (the Corporation) as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Trustmark Corporation and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Corporation changed its method of accounting for uncertainty in tax positions effective January 1, 2007.  Also, as discussed in Note 1 to the consolidated financial statements, the Corporation changed its method of accounting for share based payments, mortgage servicing rights and evaluating prior year misstatements effective January 1, 2006 and, effective December 31, 2006, its method of accounting for defined benefit pension and postretirement benefit plans.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Corporation’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 29, 2008, expressed an unqualified opinion on the effectiveness of the Corporation’s internal control over financial reporting.

/s/ KPMG LLP
Jackson, Mississippi
February 29, 2008

Trustmark Corporation
Consolidated Balance Sheets
($ in thousands except share data)

	December 31,
	2007	2006
Assets
Cash and due from banks (noninterest-bearing)	$292,983	$392,083
Federal funds sold and securities purchased under reverse repurchase agreements	17,997	27,259
Securities available for sale (at fair value)	442,345	758,272
Securities held to maturity (fair value: $276,631 - 2007; $290,905 - 2006)	275,096	292,243
Loans held for sale	147,508	95,375
Loans	7,040,792	6,563,153
Less allowance for loan losses	79,851	72,098
Net loans	6,960,941	6,491,055
Premises and equipment, net	151,680	134,372
Mortgage servicing rights	67,192	69,272
Goodwill	291,177	290,363
Identifiable intangible assets	28,102	32,960
Other assets	291,781	257,716
Total Assets	$8,966,802	$8,840,970

Liabilities
Deposits:
Noninterest-bearing	$1,477,171	$1,574,769
Interest-bearing	5,392,101	5,401,395
Total deposits	6,869,272	6,976,164
Federal funds purchased and securities sold under repurchase agreements	460,763	470,434
Short-term borrowings	474,354	271,067
Subordinated notes	49,709	49,677
Junior subordinated debt securities	70,104	70,104
Other liabilities	122,964	112,189
Total Liabilities	8,047,166	7,949,635

Commitments and Contingencies

Shareholders' Equity
Common stock, no par value:
Authorized: 250,000,000 shares
Issued and outstanding: 57,272,408 shares - 2007; 58,676,586 shares - 2006	11,933	12,226
Capital surplus	124,161	158,856
Retained earnings	797,993	740,870
Accumulated other comprehensive loss, net of tax	(14,451)	(20,617)
Total Shareholders' Equity	919,636	891,335
Total Liabilities and Shareholders' Equity	$8,966,802	$8,840,970

See notes to consolidated financial statements.

Trustmark Corporation
Consolidated Statements of Income
($ in thousands except per share data)

	Years Ended December 31,
	2007	2006	2005
Interest Income
Interest and fees on loans	$500,633	$430,441	$350,550
Interest on securities:
Taxable	31,784	41,576	54,231
Tax exempt	6,463	7,172	7,455
Interest on federal funds sold and securities purchased under reverse repurchase agreements	2,147	1,327	994
Other interest income	2,116	2,230	2,467
Total Interest Income	543,143	482,746	415,697

Interest Expense
Interest on deposits	200,375	153,840	81,960
Interest on federal funds purchased and securities sold under repurchase agreements	20,224	20,228	19,138
Other interest expense	21,761	28,107	38,158
Total Interest Expense	242,360	202,175	139,256
Net Interest Income	300,783	280,571	276,441
Provision for loan losses	23,784	(5,938)	19,541

Net Interest Income After Provision for Loan Losses	276,999	286,509	256,900

Noninterest Income
Service charges on deposit accounts	54,179	53,212	51,019
Insurance commissions	35,286	33,871	33,006
Wealth management	25,755	23,183	21,579
General banking - other	24,876	22,867	20,835
Mortgage banking, net	12,024	10,030	5,845
Other, net	10,215	10,043	14,467
Securities gains (losses), net	112	1,922	(3,644)
Total Noninterest Income	162,447	155,128	143,107

Noninterest Expense
Salaries and employee benefits	170,722	159,690	149,817
Services and fees	37,259	36,659	34,003
Net occupancy - premises	18,517	17,120	15,280
Equipment expense	16,039	14,899	15,180
Other expense	33,912	32,112	28,996
Total Noninterest Expense	276,449	260,480	243,276

Income Before Income Taxes	162,997	181,157	156,731
Income taxes	54,402	61,884	53,780
Net Income	$108,595	$119,273	$102,951

Earnings Per Share
Basic	$1.88	$2.11	$1.82
Diluted	$1.88	$2.09	$1.81

See notes to consolidated financial statements.

Trustmark Corporation
Consolidated Statements of Changes in Shareholders' Equity
($ in thousands except per share data)
					Accumulated
	Common Stock				Other
	Shares		Capital	Retained	Comprehensive
	Outstanding	Amount	Surplus	Earnings	Loss	Total
Balance, January 1, 2005	57,858,497	$12,055	$121,705	$620,588	$(3,952)	$750,396
Comprehensive income:
Net income per consolidated statements of income	-	-	-	102,951	-	102,951
Other comprehensive income, net of tax:
Net change in fair value of securities available for sale	-	-	-	-	(8,775)	(8,775)
Net change in unfunded accumulated benefit obligation	-	-	-	-	(585)	(585)
Comprehensive income						93,591
Cash dividends paid ($0.81 per share)	-	-	-	(45,758)	-	(45,758)
Common stock issued, long-term incentive plan	98,288	20	2,463	-	-	2,483
Compensation expense, long-term incentive plan	-	-	1,646	-	-	1,646
Repurchase and retirement of common stock	(2,185,326)	(455)	(60,440)	-	-	(60,895)
Balance, December 31, 2005	55,771,459	11,620	65,374	677,781	(13,312)	741,463
Cumulative effect adjustment due to change in accounting for mortgage servicing rights	-	-	-	848	-	848
Cumulative effect adjustment due to change in accounting for prior year immaterial misstatements	-	-	-	(8,398)	-	(8,398)
Balance, December 31, 2005, retrospectively adjusted	55,771,459	11,620	65,374	670,231	(13,312)	733,913
Comprehensive income:
Net income per consolidated statements of income	-	-	-	119,273	-	119,273
Other comprehensive income, net of tax:
Net change in fair value of securities available for sale	-	-	-	-	3,095	3,095
Comprehensive income						122,368
Pension and other postretirement benefit plans, adoption of SFAS No. 158:
Net prior service cost	-	-	-	-	874	874
Net loss	-	-	-	-	(11,274)	(11,274)
Cash dividends paid ($0.85 per share)	-	-	-	(48,634)	-	(48,634)
Common stock issued, long-term incentive plan	233,020	49	6,033	-	-	6,082
Common stock issued in business combination	3,302,959	688	103,124	-	-	103,812
Compensation expense, long-term incentive plan	-	-	3,004	-	-	3,004
Repurchase and retirement of common stock	(630,852)	(131)	(18,679)	-	-	(18,810)
Balance, December 31, 2006	58,676,586	12,226	158,856	740,870	(20,617)	891,335
Comprehensive income:
Net income per consolidated statements of income	-	-	-	108,595	-	108,595
Other comprehensive income, net of tax:
Net change in fair value of securities available for sale	-	-	-	-	6,327	6,327
Net change in pension and other postretirement benefit plans:
Net prior service credit	-	-	-	-	(234)	(234)
Net gain	-	-	-	-	73	73
Comprehensive income						114,761
Cash dividends paid ($0.89 per share)	-	-	-	(51,472)	-	(51,472)
Common stock issued, long-term incentive plan	17,575	4	445	-	-	449
Compensation expense, long-term incentive plan	-	-	3,422	-	-	3,422
Repurchase and retirement of common stock	(1,421,753)	(297)	(38,562)	-	-	(38,859)
Balance, December 31, 2007	57,272,408	$11,933	$124,161	$797,993	$(14,451)	$919,636

See notes to consolidated financial statements.

Trustmark Corporation
Consolidated Statements of Cash Flows
($ in thousands)

	Years Ended December 31,
	2007	2006	2005
Operating Activities
Net income	$108,595	$119,273	$102,951

Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	23,784	(5,938)	19,541
Depreciation and amortization	27,763	26,689	24,165
Net amortization of securities	1,552	4,537	6,860
Securities (gains) losses, net	(112)	(1,922)	3,644
Gains on sales of loans	(6,797)	(6,707)	(2,530)
Deferred income tax (benefit) provision	(5,826)	7,948	(6,126)
Proceeds from sales of loans held for sale	1,221,409	1,157,284	929,457
Purchases and originations of loans held for sale	(1,263,460)	(1,134,298)	(926,409)
Net increase in mortgage servicing rights	(16,723)	(16,678)	(14,383)
Net (increase) decrease in other assets	(36,990)	(12,861)	986
Net increase in other liabilities	10,524	13,366	16,986
Other operating activities, net	11,821	498	1,913
Net cash provided by operating activities	75,540	151,191	157,055

Investing Activities
Proceeds from calls and maturities of securities held to maturity	17,212	12,037	16,211
Proceeds from calls and maturities of securities available for sale	373,532	306,896	287,048
Proceeds from sales of securities available for sale	62,170	94,650	269,986
Purchases of securities held to maturity	-	(12,246)	(178,890)
Purchases of securities available for sale	(111,069)	(77,777)	(59,605)
Net decrease (increase) in federal funds sold and securities purchased under reverse repurchase agreements	9,262	102,856	(43,924)
Net increase in loans	(492,532)	(192,126)	(573,854)
Purchases of premises and equipment	(29,784)	(22,514)	(12,150)
Proceeds from sales of premises and equipment	1,423	3,631	1,781
Proceeds from sales of other real estate	2,727	3,304	4,917
Net cash paid in business combinations	-	(78,920)	-
Net cash (used in) provided by investing activities	(167,059)	139,791	(288,480)

Financing Activities
Net (decrease) increase in deposits	(106,892)	99,376	832,721
Net (decrease) increase in federal funds purchased and securities sold under repurchase agreements	(9,671)	42,104	(124,693)
Net increase (decrease) in short-term borrowings	198,864	(478,480)	(427,628)
Proceeds from issuance of subordinated notes	-	49,677	-
Proceeds from issuance of junior subordinated debt securities	-	61,856	-
Cash dividends	(51,472)	(48,634)	(45,758)
Proceeds from exercise of stock options	439	5,334	2,483
Excess tax benefit from exercise of stock options	10	748	-
Repurchase and retirement of common stock	(38,859)	(18,810)	(60,895)
Net cash (used in) provided by financing activities	(7,581)	(286,829)	176,230

(Decrease) increase in cash and cash equivalents	(99,100)	4,153	44,805
Cash and cash equivalents at beginning of year	392,083	387,930	343,125

Cash and cash equivalents at end of year	$292,983	$392,083	$387,930

See notes to consolidated financial statements, specifically Note 1 - Statements of Cash Flows.

Note 1 – Significant Accounting Policies

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

The consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles.  The preparation of financial statements in conformity with these accounting principles requires Management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.  The allowance for loan losses, fair value accounting for assets and liabilities and contingent liabilities are determined utilizing material estimates that are particularly susceptible to change.

Correction of Accounting Error
The 2007 consolidated statements of income include a pretax benefit of $2.6 million, which arose in prior years as a result of an under accrual of interest income related to loan fees as reflected in interest and fees on loans. In addition to this amount, a pretax benefit of $593 thousand was incurred over the first three quarters of 2007.  The total pretax benefit of $3.2 million was corrected in the fourth quarter of 2007. Trustmark’s Management as well as the Audit and Finance Committee of the Board of Directors have reviewed this accounting error utilizing Securities and Exchange Commission Staff Accounting Bulletins (SAB) Nos. 99 and 108 and believe the impact of correcting this error is not material to current or prior period consolidated financial statements.

Reclassifications
Certain items in prior period financial statements have been reclassified to conform to the current period presentation.  For the periods presented, these reclassifications include Trustmark’s investment in the stock of the Federal Reserve Bank (FRB) and Federal Home Loan Bank (FHLB) that have been reclassed from investment securities to other assets since these equity securities do not have a readily determinable fair value.  Balances of FRB and FHLB stock as of December 31, 2006, were $34.0 million.  In addition, Trustmark has also reclassed its investment in Qualified Zone Academy Bonds (QZABs) from other assets into loans.  QZABs are part of a federal initiative that provides funds on a limited basis to schools that meet very specific criteria for construction and modernization projects.  Trustmark consistently reports investments of this nature as loans to states and political subdivisions.  Balances of QZABs totaled $21.3 million at December 31, 2006.

Securities
Securities are classified as either held to maturity, available for sale or trading.  Securities are classified as held to maturity and carried at amortized cost when Management has the positive intent and the ability to hold them until maturity.  Securities to be held for indefinite periods of time are classified as available for sale and carried at fair value, with the unrealized holding gains and losses reported as a component of other comprehensive income, net of tax.  Securities available for sale are used as part of Trustmark’s interest rate risk management strategy and may be sold in response to changes in interest rates, changes in prepayment rates and other factors.  Securities held for resale in anticipation of short-term market movements are classified as trading and are carried at fair value, with changes in unrealized holding gains and losses included in other interest income.  Management determines the appropriate classification of securities at time of purchase. Trustmark currently has no securities classified as trading.

The amortized cost of debt securities classified as securities held to maturity or securities available for sale is adjusted for amortization of premiums and accretion of discounts to maturity over the estimated life of the security using the interest method.  In the case of mortgage related securities, premium and discount are amortized to yield using the retrospective yield method. Such amortization or accretion is included in interest on securities.  Realized gains and losses are determined using the specific identification method and are included in noninterest income as securities gains (losses), net.

Trustmark reviews securities for impairment quarterly. In estimating other-than-temporary impairment losses, Management considers, among other things, the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer and the intent and ability of Trustmark to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value.

Loans Held for Sale
Primarily, all mortgage loans purchased from wholesale customers or originated in Trustmark’s Retail Banking Division are considered to be held for sale. In certain circumstances, Trustmark will retain a mortgage loan in its portfolio based on banking relationships or certain investment strategies.  Mortgage loans held for sale in the secondary market that are hedged using fair value hedges are carried at estimated fair value on an aggregate basis. Substantially, all mortgage loans held for sale are hedged. These loans are primarily first-lien mortgage loans originated or purchased by Trustmark.   Deferred loan fees and costs are reflected in the basis of loans held for sale and, as such, impact the resulting gain or loss when loans are sold.  Adjustments to reflect fair value and realized gains and losses upon ultimate sale of the loans are recorded in noninterest income in mortgage banking, net.

Government National Mortgage Association (GNMA) optional repurchase programs allow financial institutions to buy back individual delinquent mortgage loans that meet certain criteria from the securitized loan pool for which the institution provides servicing. At the servicer's option and without GNMA's prior authorization, the servicer may repurchase such a delinquent loan for an amount equal to 100 percent of the remaining principal balance of the loan. Under Statement of Financial Accounting Standards (SFAS) No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities--a replacement of SFAS No. 125,” this buy-back option is considered a conditional option until the delinquency criteria are met, at which time the option becomes unconditional. When Trustmark is deemed to have regained effective control over these loans under the unconditional buy-back option, the loans can no longer be reported as sold and must be brought back onto the balance sheet as loans held for sale, regardless of whether Trustmark intends to exercise the buy-back option.  These loans are reported as held for sale in accordance with U.S. generally accepted accounting principles with the offsetting liability being reported as short-term borrowings.  During the two years ended December 31, 2007, Trustmark has not exercised their buy-back option on any delinquent loans serviced for GNMA.  GNMA loans eligible for repurchase totaled $17.9 million at December 31, 2007, and $13.5 million at December 31, 2006.

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

A loan is considered impaired when, based on current information and events, it is probable that Trustmark will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Loans classified as nonaccrual, excluding residential mortgages, consumer and other homogeneous loans, are considered impaired loans. Specific allowances for impaired loans are based on comparisons of the recorded carrying values of the loans to the present value of the estimated cash flows of these loans at each loan's original effective interest rate, the fair value of the collateral or the observable market prices of the loans. The policy for recognizing income on impaired loans is consistent with the nonaccrual policy.

Commercial purpose loans are charged-off when a determination is made that the loan is uncollectible and continuance as a bankable asset is not warranted. Consumer loans secured by residential real estate are generally charged-off or written down when the credit becomes severely delinquent and the balance exceeds the fair value of the property less costs to sell. Non-real estate consumer purpose loans, including both secured and unsecured, are generally charged-off in full no later than when the loan becomes 120 days past due.  Credit card loans are generally charged-off in full when the loan becomes 180 days past due.

Allowance for Loan Losses
The allowance for loan losses is established through provisions for estimated loan losses charged against net income.  Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance. This evaluation is inherently subjective, as it requires material estimates, including the amounts and timings of future cash flows expected to be received, and valuation adjustments on impaired loans that may be susceptible to significant changes.

The allowance for loan losses is maintained at a level believed adequate by Management, based on estimated probable losses within the existing loan portfolio.  Trustmark’s allowance for probable loan loss methodology is based on guidance provided in SAB No. 102, “Selected Loan Loss Allowance Methodology and Documentation Issues," as well as on other regulatory guidance.  Accordingly, Trustmark’s methodology is based on historical loss experience by type of loan and internal risk ratings, homogeneous risk pools and specific loss allocations, with adjustments considering environmental factors such as current economic events, industry and geographical conditions and portfolio performance indicators.  The provision for loan losses reflects loan quality trends, including the levels of and trends related to nonaccrual loans, past due loans, potential problem loans, criticized loans and net charge-offs or recoveries, among other factors, in compliance with the Interagency Policy Statement on the Allowance for Loan and Lease Losses published by the governmental regulating agencies for financial services companies. Based on recommendations from regulatory authorities, during the third quarter of 2007, Trustmark modified its methodology regarding industry concentrations for commercial loans.  This modification lowered specific industry reserves by $3.5 million, which were offset by increases in other quantitative and qualitative reserves for commercial loans.  These increases were warranted by current economic conditions.

Premises and Equipment, Net
Premises and equipment are stated at cost, less accumulated depreciation and amortization.  Depreciation is charged to expense over the estimated useful lives of the assets, which are up to thirty-nine years for buildings and three to seven years for furniture and equipment.  Leasehold improvements are amortized over the terms of the respective leases or the estimated useful lives of the improvements, whichever is shorter. In cases where Trustmark has the right to renew the lease for additional periods, the lease term for the purpose of calculating amortization of the capitalized cost of the leasehold improvements is extended when Trustmark is “reasonably assured” that it will renew the lease.  Depreciation and amortization expenses are computed using the straight-line method. Trustmark continually evaluates whether events and circumstances have occurred that indicate that such long-lived assets have become impaired.  Measurement of any impairment of such long-lived assets is based on the fair values of those assets.  There were no impairment losses on premises and equipment recorded during 2007, 2006 or 2005.

Mortgage Servicing Rights
Mortgage servicing rights (MSR) are rights to service mortgage loans for others, whether the loans were acquired through purchase or loan origination.  On March 17, 2006, the Financial Accounting Standards Board (FASB) released SFAS No. 156, “Accounting for Servicing Financial Assets, an amendment of SFAS No. 140.”  This statement amends SFAS No. 140 to require that all separately recognized servicing assets and liabilities be initially measured at fair value, if practicable. The initial recognition and measurement of servicing assets and servicing liabilities are required to be applied prospectively to transactions occurring after the effective date.  During the first quarter of 2006, Trustmark elected to early adopt SFAS No. 156 and recorded all of its MSR at fair value effective January 1, 2006.  Upon adoption, MSR were increased by $1.4 million, while retained earnings were also increased by $0.8 million, net of taxes. Also, a strategy was implemented which utilized a portfolio of derivative instruments, such as interest rate futures contracts and exchange-traded option contracts, to achieve a return that would substantially offset the changes in fair value of MSR attributable to interest rates.  Changes in the fair value of these derivative instruments are recorded in noninterest income in mortgage banking, net and are offset by the changes in the fair value of MSR.  Note 8 – Mortgage Banking, included in the accompanying Notes to Consolidated Financial Statements, provides further discussion on the accounting for Trustmark’s MSR.

The fair value of MSR is determined using discounted cash flow techniques benchmarked against third-party opinions of value. Estimates of fair value involve several assumptions, including the key valuation assumptions about market expectations of future prepayment rates, interest rates and discount rates. At December 31, 2007, the valuation of MSR included an assumed average prepayment speed of 12.492 CPR and an average discount rate of 9.900%.  Prepayment rates are projected using an industry standard prepayment model. The model considers other key factors, such as a wide range of standard industry assumptions tied to specific portfolio characteristics such as remittance cycles, escrow payment requirements, geographic factors, foreclosure loss exposure, VA no-bid exposure, delinquency rates and cost of servicing, including base cost and cost to service delinquent mortgages. Prevailing market conditions at the time of analysis are factored into the accumulation of assumptions and determination of servicing value.

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

Other Real Estate Owned
Other real estate owned includes assets that have been acquired in satisfaction of debt through foreclosure.  Other real estate owned is recorded at the lower of cost or estimated fair value less the estimated cost of disposition. Fair value is based on independent appraisals and other relevant factors. Valuation adjustments required at foreclosure are charged to the allowance for loan losses.  Subsequent to foreclosure, losses on the periodic revaluation of the property are charged to net income as other expense.  Costs of operating and maintaining the properties are included in other noninterest expenses, while gains (losses) on their disposition are charged to other income as incurred.  Improvements made to properties are capitalized if the expenditures are expected to be recovered upon the sale of the properties. Other real estate owned is included in other assets in the consolidated balance sheets and totaled $8.3 million and $2.5 million at December 31, 2007 and 2006, respectively.

Federal Home Loan Bank and Federal Reserve Stock
Securities with limited marketability, such as stock in the FRB and the FHLB, are carried at cost and totaled $38.4 million at December 31, 2007 and $34.0 million at December 31, 2006.  Trustmark’s investment in FRB and FHLB stock is included in other assets because these equity securities do not have a readily determinable fair value which places them outside the scope of SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.”

Insurance Commissions
Commission revenue is recognized as of the effective date of the insurance policy or the date the customer is billed, whichever is later.  Trustmark also receives contingent commissions from insurance companies as additional incentive for achieving specified premium volume goals and/or the loss experience of the insurance placed by Trustmark.  Contingent commissions from insurance companies are recognized when determinable, which is generally when such commissions are received or when Trustmark receives data from the insurance companies that allows the reasonable estimation of these amounts.  Trustmark maintains a reserve for commission adjustments based on estimated policy cancellations.  This reserve was not significant at December 31, 2007 or 2006.

Wealth Management
Assets under administration held by Trustmark in a fiduciary or agency capacity for customers are not included in the consolidated balance sheets.  Investment management and trust income is recorded on the cash basis, which approximates the accrual method, in accordance with industry practice.

Derivative Financial Instruments
Trustmark maintains an overall interest rate risk management strategy that incorporates the use of derivative instruments to minimize significant unplanned fluctuations in earnings and cash flows caused by interest rate volatility.  Trustmark’s interest rate risk management strategy involves modifying the repricing characteristics of certain assets and liabilities so that changes in interest rates do not adversely affect the net interest margin and cash flows.  Derivative instruments that Trustmark may use as part of its interest rate risk management strategy include interest rate swaps, interest rate floors, interest rate caps, forward contracts and both futures contracts and options on futures contracts.  Interest rate swap contracts are exchanges of interest payments, such as fixed-rate payments for floating-rate payments, based on a common notional amount and maturity date.  Forward contracts are contracts in which the buyer agrees to purchase and the seller agrees to make delivery of a specific financial instrument at a predetermined price or yield.  Futures contracts represent the obligation to buy or sell a predetermined amount of debt subject to the contract’s specific delivery requirements at a predetermined date and a predetermined price.  Options on futures contracts represent the right but not the obligation to buy or sell.  Freestanding derivatives also include derivative transactions entered into for risk management purposes that do not otherwise qualify for hedge accounting.

Under the guidelines of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended, all derivative instruments are required to be recognized as either assets or liabilities and be carried at fair value on the balance sheet. On the date Trustmark enters into a derivative contract, the derivative is designated as either a fair value hedge, cash flow hedge or as a freestanding derivative instrument.  For a fair value hedge, the ineffective portion of changes in the fair value of the derivative instrument and changes in the fair value of the hedged asset or liability are recorded in noninterest income.  For a cash flow hedge, changes in the fair value of the derivative instrument, to the extent that it is effective, are recorded as a component of accumulated other comprehensive income within shareholders’ equity and subsequently reclassified to net income in the same period that the hedged transaction impacts net income.  Trustmark does not have any derivatives classified as cash flow hedges at December 31, 2007.  For freestanding derivative instruments, changes in the fair values are reported in noninterest income.

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

Prior to January 1, 2006, Trustmark adopted the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure” prospectively for all awards granted, modified or settled after January 1, 2003.  Under the provisions of this statement, compensation expense was recognized over the vesting period for stock option awards and was estimated using the Black-Scholes option-pricing model, while compensation expense for restricted performance awards was recognized over the service period based on the fair value of the underlying common stock on the date of grant based on the number of restricted shares expected to vest.

Prior to January 1, 2003, Trustmark accounted for incentive stock option awards under the recognition and measurement provisions of Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees.”  Under APB No. 25, because the exercise price of Trustmark’s stock option awards equaled the market price for the underlying stock on the date of grant, no compensation expense was recognized.  The following table reflects pro forma net income and earnings per share for the year ended December 31, 2005, had Trustmark elected to adopt the fair value approach for all outstanding stock option awards prior to January 1, 2003 ($ in thousands except per share data):

2005
Net income, as reported	$102,951
Add: Total stock-based employee compensation expense included in reported net income, net of related tax effects	1,016
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(1,631)
Pro forma net income	$102,336

Earnings per share:
As reported
Basic	$1.82
Diluted	1.81
Pro forma
Basic	$1.81
Diluted	1.80

Statements of Cash Flows
During the quarter ended March 31, 2007, Trustmark identified an error in its statements of cash flows for prior periods.  Trustmark improperly reported certain noncash transactions relating to GNMA mortgage loans eligible for repurchase in various components within the cash flow statements.  These changes had no impact to the overall total of cash inflows and outflows within the cash flow statements.  Trustmark used SAB 99 as its guide in evaluating the impact of this error.  As a result of this evaluation, Trustmark concluded that the impact of the misstatement was not material to the Statements of Cash Flows or consolidated financial statements taken as a whole for the years ended December 31, 2006 and 2005. In addition, please see “Basis of Financial Statement Presentation” earlier in this note for certain reclassifications that have been made to the balance sheet and cash flow statements in order to conform to the current period presentation.   The following table reflects these changes as adjustments in the cash flow statements for the years ended December 31, 2006 and 2005 ($ in thousands):

	As Originally		As Currently
	Reported	Adjustments	Reported
Year Ended December 31, 2006
Net cash provided by operating activities	$177,156	$(25,965)	$151,191
Net cash provided by investing activities	161,370	(21,579)	139,791
Net cash used in financing activities	(334,373)	47,544	(286,829)
Increase in cash and cash equivalents	4,153	-	4,153
Cash and cash equivalents at beginning of year	387,930	-	387,930
Cash and cash equivalents at end of year	$392,083	$-	$392,083

Year Ended December 31, 2005
Net cash provided by operating activities	$84,710	$72,345	$157,055
Net cash used in investing activities	(216,135)	(72,345)	(288,480)
Net cash provided by financing activities	176,230	-	176,230
Increase in cash and cash equivalents	44,805	-	44,805
Cash and cash equivalents at beginning of year	343,125	-	343,125
Cash and cash equivalents at end of year	$387,930	$-	$387,930

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and amounts due from banks.  The following table reflects specific transaction amounts for the periods presented ($ in thousands):

	Years Ended December 31,
	2007	2006	2005
Income taxes paid	$53,883	$56,309	$55,210
Interest expense paid on deposits and borrowings	243,562	196,080	129,984
Non-cash transfers from loans to foreclosed properties	8,387	1,969	2,938
Assets acquired in business combinations	-	647,550	-
Liabilities assumed in business combinations	-	606,696	-
Transfer of long-term FHLB advances to short-term	-	-	175,000

Per Share Data
Basic earnings per share (EPS) is computed by dividing net income by the weighted-average shares of common stock outstanding.  Diluted EPS is computed by dividing net income by the weighted-average shares of common stock outstanding, adjusted for the effect of potentially dilutive stock awards outstanding during the period.  Stock awards for 2007, 2006 and 2005 which were antidilutive totaled 546 thousand, 263 thousand and 344 thousand, respectively, and accordingly, were excluded in determining diluted earnings per share.  The following table reflects weighted-average shares used to calculate basic and diluted EPS for the periods presented (in thousands):

	Years Ended December 31,
	2007	2006	2005
Basic shares	57,709	56,632	56,610
Dilutive shares	77	465	133
Diluted shares	57,786	57,097	56,743

Recent Pronouncements

Accounting Standards Adopted in 2007
In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109” (FIN 48), which clarifies the accounting and disclosure for uncertainty in tax positions, as defined. FIN 48 seeks to reduce the diversity in practice associated with certain aspects of the recognition and measurement related to accounting for income taxes.  Trustmark adopted FIN 48 on January 1, 2007, and, at the date of adoption, had unrecognized tax benefits of $1.0 million.  Trustmark did not record any cumulative effect adjustment to retained earnings as a result of the adoption of FIN 48. The entire $1.0 million of unrecognized tax benefits would impact the effective income tax rate if recognized.  Interest and penalties, if any, related to unrecognized tax benefits are recorded in income tax expense.  As of December 31, 2007, Trustmark had $78 thousand of accrued interest expense included in the $1.0 million of unrecognized tax benefits. With limited exception, Trustmark is no longer subject to U.S. federal, state and local audits by tax authorities for 2002 and earlier tax years.  As of December 31, 2007, there have been no material changes to the amount of unrecognized tax benefits.  Trustmark does not anticipate a significant change to the total amount of unrecognized tax benefits within the next twelve months.

New Accounting Standards
Other new pronouncements issued but not effective until after December 31, 2007, are not expected to have a significant effect on Trustmark’s balance sheets or results of operations, with the possible exception of the following:

In December 2007, the FASB issued SFAS No. 141R, “Business Combinations.”  SFAS No. 141R will significantly change the accounting for business combinations.  Under SFAS No. 141R, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions.  The statement will also require all acquisition-related costs to be expensed as they are incurred.  SFAS No. 141R is required to be applied to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, with earlier adoption being prohibited.

In November 2007, the SEC issued SAB No. 109 (SAB 109), “Written Loan Commitments Recorded at Fair Value Through Earnings.” SAB 109 rescinds SAB 105’s prohibition on inclusion of expected net future cash flows related to loan servicing activities in the fair value measurement of a written loan commitment. SAB 109 also applies to any loan commitments for which fair value accounting is elected under SFAS No. 159. SAB 109 is effective prospectively for derivative loan commitments issued or modified in fiscal quarters beginning after December 15, 2007.  SAB 109 is not expected to have a material impact on Trustmark’s balance sheets or results of operations.

In June 2007, the Emerging Issues Task Force (EITF) reached a consensus on Issue No. 06-11, “Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards.”  EITF 06-11 states that an entity should recognize a realized tax benefit associated with dividends on nonvested equity shares, nonvested equity share units and outstanding equity share options charged to retained earnings as an increase in additional paid in capital.  EITF 06-11 should be applied prospectively to income tax benefits of dividends on equity-classified share-based payment awards that are declared in fiscal years beginning after December 15, 2007.  EITF 06-11 is not expected to have a material impact on Trustmark’s balance sheets or results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.”  SFAS No. 159 allows entities the option to measure eligible financial instruments at fair value as of specified dates. Such election, which may be applied on an instrument-by-instrument basis, is typically irrevocable once elected. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007, and early application is allowed under certain circumstances. Management elected not to apply the fair value option to any of its assets or liabilities at January 1, 2008.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. Provisions of SFAS No. 157 must be applied prospectively as of the beginning of the first fiscal year in which the accounting standard is applied.  The adoption of SFAS No. 157 did not have a material impact on Trustmark’s balance sheets or results of operations.

Note 2 - Hurricane Katrina

During the third quarter of 2005, immediately following in the aftermath of Hurricane Katrina, Trustmark initiated a process to assess the storm’s impact on its customers and on Trustmark’s consolidated financial statements. At that time, Trustmark identified customers impacted by the storm in an effort to estimate the loss of collateral value and customer payment abilities. In accordance with SFAS No. 5, “Accounting for Contingencies," Trustmark determined, through reasonable estimates, that specific losses were probable and should be reflected in Trustmark’s consolidated financial statements.

As a result of customer surveys, collateral inspections and review of risk characteristics, Trustmark increased its allowance for loan losses through provision for loan losses by $9.8 million on a pretax basis during the third quarter of 2005.  Specifically, $3.5 million and $1.5 million were allocated for losses due to collateral impairment on 1-4 family residential mortgages and consumer loans, respectively.  General reserves of $4.8 million for consumer and commercial loans were allocated for losses due to economic disruption caused by the storm. Trustmark’s mortgage division’s annual pretax income was additionally impacted by $3.3 million during 2005, resulting from adjusted fair values on loans held for sale, increased prepayment speeds on mortgage servicing rights and waived ancillary fees in the impacted areas.    In addition, Trustmark experienced lost revenues of $2.7 million for 2005, resulting from customer assistance in retail account fees and incurred additional expenses of $539 thousand for the year.  In total, the impact of Hurricane Katrina decreased 2005 income before tax by $16.3 million, or $10.1 million after tax.  This equated to a decrease in basic earnings per share of $0.18.

Since 2005, Trustmark has continually reevaluated its estimates for probable losses resulting from Hurricane Katrina.  Accordingly, during 2006, Trustmark released allowance for loan losses and recovered mortgage related charges specifically associated with Hurricane Katrina accruals totaling $9.2 million, resulting in an increase to Trustmark’s net income of $5.7 million, or $0.10 per share.  During 2007, Trustmark reduced its allowance for loan losses by $0.6 million and other reserves by $0.4 million on a pretax basis resulting in an increase to Trustmark’s net income of $0.7 million, or $0.01 per share.

At December 31, 2007, the allowance for loan losses included $594 thousand related to possible Hurricane Katrina losses.  Management’s estimates, assumptions and judgments are based on information available as of the date of the consolidated financial statements; accordingly, as the information changes, actual results could differ from these estimates.

Note 3 – Business Combinations

On August 25, 2006, Trustmark completed its merger with Houston-based Republic Bancshares of Texas, Inc., (Republic) in a business combination accounted for by the purchase method of accounting.  Trustmark purchased all the outstanding common and preferred shares of Republic for approximately $205.3 million.  The purchase price includes approximately 3.3 million in common shares of Trustmark valued at $103.8 million, $100.0 million in cash and $1.5 million in acquisition-related costs.  The purchase price allocations were finalized during 2007 and included adjustments related to various acquisition related expenses and finalization of Republic’s short-period income tax return.  At August 25, 2006, Republic had assets consisting of $21.1 million in cash and due from banks, $64.5 million in federal funds sold, $76.5 million in securities, $458.0 million in loans, $9.0 million in premises and equipment and $19.2 million in other assets, as well as deposits of $593.3 million and borrowings and other liabilities of $14.2 million.  These assets and liabilities have been recorded at estimated fair value based on market conditions and risk characteristics at the acquisition date.  Excess costs over tangible net assets acquired totaled $173.8 million, of which $19.3 million has been allocated to core deposits, $690 thousand to borrower relationships and $153.8 million to goodwill.

Trustmark’s financial statements include the results of operations for the above purchase business combination from the merger date.  The pro forma impact of this acquisition on Trustmark’s results of operations was immaterial.

Note 4 – Cash and Due from Banks

Trustmark is required to maintain average reserve balances with the Federal Reserve Bank based on a percentage of deposits.  The average amounts of those reserves for the years ended December 31, 2007 and 2006, were $2.3 million and $3.3 million, respectively.

Note 5 - Securities Available for Sale and Held to Maturity

A summary of the amortized cost and estimated fair value of securities available for sale and held to maturity at December 31, 2007 and 2006, follows ($ in thousands):

	Securities Available for Sale				Securities Held to Maturity
		Gross	Gross	Estimated		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair	Amortized	Unrealized	Unrealized	Fair
2007	Cost	Gains	(Losses)	Value	Cost	Gains	(Losses)	Value
U.S. Treasury and other U.S. Government agencies	$8,005	$18	$-	$8,023	$-	$-	$-	$-
Obligations of states and political subdivisions	45,704	363	(48)	46,019	114,497	2,633	(263)	116,867
Mortgage-backed securities	318,815	723	(1,771)	317,767	160,473	132	(971)	159,634
Corporate debt	70,971	62	(497)	70,536	-	-	-	-
Other securities	-	-	-	-	126	4	-	130
Total	$443,495	$1,166	$(2,316)	$442,345	$275,096	$2,769	$(1,234)	$276,631

2006
U.S. Treasury and other U.S. Government agencies	$11,444	$3	$-	$11,447	$-	$-	$-	$-
Obligations of states and political subdivisions	56,839	624	(238)	57,225	129,879	3,196	(545)	132,530
Mortgage-backed securities	607,651	468	(10,027)	598,092	162,245	1	(3,994)	158,252
Corporate debt	93,735	-	(2,227)	91,508	-	-	-	-
Other securities	-	-	-	-	119	4	-	123
Total	$769,669	$1,095	$(12,492)	$758,272	$292,243	$3,201	$(4,539)	$290,905

Temporarily Impaired Securities
The primary components that determine a security's fair value are its coupon rate, maturity and credit characteristics.  When the fair value of a security falls below amortized cost it becomes temporarily impaired with an unrealized loss.  The table below includes securities with unrealized losses at December 31, 2007, and December 31, 2006, respectively, segregated by length of impairment ($ in thousands):

	Less than 12 Months		12 Months or More		Total
	Estimated	Unrealized	Estimated	Unrealized	Estimated	Unrealized
	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses
2007
U.S. Treasury and other U.S. Government agencies	$-	$-	$-	$-	$-	$-
Obligations of states and political subdivisions	206	1	21,629	310	21,835	311
Mortgage-backed securities	-	-	403,990	2,742	403,990	2,742
Corporate debt	-	-	58,103	497	58,103	497
Other securities	-	-	-	-	-	-
Total	$206	$1	$483,722	$3,549	$483,928	$3,550

2006
U.S. Treasury and other U.S. Government agencies	$-	$-	$-	$-	$-	$-
Obligations of states and political subdivisions	3,660	113	32,246	670	35,906	783
Mortgage-backed securities	1,002	10	738,968	14,011	739,970	14,021
Corporate debt	-	-	91,508	2,227	91,508	2,227
Other securities	-	-	-	-	-	-
Total	$4,662	$123	$862,722	$16,908	$867,384	$17,031

The unrealized losses shown above are primarily due to increases in market interest rates over the yields available at the time of purchase of the underlying securities. The fair value is expected to recover as the bonds approach their maturity date or if market yields for such investments decline.  Management does not believe any of the securities are impaired due to reasons of credit quality.  In addition, Management has the ability and intent to hold the securities for a period of time sufficient for a recovery of costs.  Accordingly, as of December 31, 2007, Management believes the impairment detailed in the table above is temporary, and consequently, no impairment loss has been realized.

Security Gains and Losses
Gross gains as a result of calls and dispositions of securities available for sale were $23 thousand in 2007, $1.9 million in 2006 and $781 thousand in 2005. During 2007, gross losses on calls and dispositions of these securities were $4 thousand, while there were $43 thousand in 2006 and $4.4 million realized in 2005.  During 2007, 2006 and 2005, there were no sales of securities held to maturity.  Gross gains of $93 thousand were realized in 2007, while gross gains of $24 thousand and $2 thousand were realized in 2006 and 2005, respectively, on calls of securities held to maturity.

Securities Pledged
Securities with a carrying value of $0.6 billion and $0.8 billion at December 31, 2007 and 2006, respectively, were pledged to collateralize public deposits and securities sold under agreements to repurchase and for other purposes as required or permitted by law.

Contractual Maturities
The amortized cost and estimated fair value of securities available for sale and held to maturity at December 31, 2007, by contractual maturity, are shown below ($ in thousands).  Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Securities		Securities
	Available for Sale		Held to Maturity
	Amortized	Estimated	Amortized	Estimated
	Cost	Fair Value	Cost	Fair Value
Due in one year or less	$56,046	$56,025	$16,925	$17,066
Due after one year through five years	57,095	56,797	36,727	37,511
Due after five years through ten years	10,285	10,453	51,609	53,151
Due after ten years	1,254	1,303	9,362	9,269
	124,680	124,578	114,623	116,997
Mortgage-backed securities	318,815	317,767	160,473	159,634
Total	$443,495	$442,345	$275,096	$276,631

Note 6 - Loans and Allowance for Loan Losses

At December 31, 2007 and 2006, loans consisted of the following ($ in thousands):

	2007	2006
Real estate loans:
Construction, development and other land loans	$1,194,940	$896,254
Secured by 1- 4 family residential properties	1,694,757	1,842,886
Secured by nonfarm, nonresidential properties	1,325,379	1,326,658
Other	167,610	148,921
Loans to finance agricultural production and other loans to farmers	23,692	23,938
Commercial and industrial loans	1,283,014	1,106,460
Consumer loans	1,087,337	934,261
Obligations of states and political subdivisions	228,330	233,666
Other loans	35,733	50,109
Loans	7,040,792	6,563,153
Less allowance for loan losses	79,851	72,098
Net loans	$6,960,941	$6,491,055

Trustmark does not have any loan concentrations other than those reflected in the preceding table, which exceed 10% of total loans.  At December 31, 2007, Trustmark's geographic loan distribution was concentrated primarily in its Florida, Mississippi, Tennessee and Texas markets.

Changes in the allowance for loan losses were as follows ($ in thousands):

	2007	2006	2005

Balance at January 1	$72,098	$76,691	$64,757
Provision charged to expense	23,784	(5,938)	19,541
Loans charged off	(26,790)	(14,938)	(16,822)
Recoveries	10,759	10,966	9,215
Net charge-offs	(16,031)	(3,972)	(7,607)
Allowance of acquired bank	-	5,317	-
Balance at December 31	$79,851	$72,098	$76,691

At December 31, 2007 and 2006, the carrying amounts of nonaccrual loans were $65.2 million and $36.4 million, respectively.  Included in these nonaccrual loans at December 31, 2007 and 2006, are loans that are considered to be impaired, which totaled $56.7 million and $32.1 million, respectively.  At December 31, 2007, the total allowance for loan losses related to impaired loans was $11.3 million compared with $7.0 million at December 31, 2006.  The average carrying amounts of impaired loans during 2007, 2006 and 2005 were $32.1 million, $23.4 million and $23.6 million, respectively.  Any amounts of interest income on these loans included in net income or that  would have been recorded on nonaccrual loans if those loans had been current in accordance with their original  terms are considered immaterial for each of the years in the three-year period ended December 31, 2007. Accruing loans past due 90 days or more totaled $16.7 million and $11.5 million at December 31, 2007, and December 31, 2006, respectively.  Included in these amounts are $11.8 million and $8.5 million, respectively,of serviced loans eligible for repurchase which are fully guaranteed by GNMA.

Trustmark makes loans in the normal course of business to certain executive officers and directors, including their immediate families and companies in which they are principal owners.  Such loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectability at the time of the transaction.  At December 31, 2007 and 2006, total loans to these borrowers were $131.1 million and $81.1 million, respectively.  During 2007, $1.0 billion of new loan advances were made, while repayments were $990.0 million, as well as increases from changes in executive officers and directors of $38.9 million.

Note 7 - Premises and Equipment, Net

At December 31, 2007 and 2006, premises and equipment are summarized as follows ($ in thousands):

	2007	2006
Land	$39,822	$34,342
Buildings and leasehold improvements	144,558	133,477
Furniture and equipment	131,877	125,781
Total cost of premises and equipment	316,257	293,600
Less accumulated depreciation and amortization	164,577	159,228
Premises and equipment, net	$151,680	$134,372

Note 8 - Mortgage Banking

Mortgage Servicing Rights
The activity in MSR is detailed in the table below ($ in thousands):
	2007	2006
Balance at beginning of period	$69,272	$58,424
Cumulative-effect adjustment - change in accounting for MSR	-	1,373
Additions:
Origination of servicing assets	18,880	19,233
Disposals	(2,157)	(2,556)
Change in fair value:
Due to market changes	(9,460)	3,122
Due to runoff	(9,343)	(9,858)
Due to other	-	(466)
Balance at end of period	$67,192	$69,272

In the determination of the fair value of MSR at the date of securitization, certain key economic assumptions are made.  At December 31, 2007, the fair value of MSR was based on discount rates ranging from 9% to 15%, prepayment rates ranging from 9 to 49 CPR and weighted-average lives ranging from 1 to 8 years.

Mortgage Loans Sold
During 2007 and 2006, Trustmark sold $1.2 billion of residential mortgage loans in securitization transactions.  Pretax gains on these sales were recorded in mortgage banking noninterest income and totaled $5.4 million in 2007, $4.6 million in 2006 and $2.0 million in 2005.  Trustmark receives annual servicing fee income approximating 0.33% of the outstanding balance of the underlying loans.  Trustmark's total mortgage loans serviced for others totaled $4.6 billion at December 31, 2007 compared with $4.1 billion at December 31, 2006. The investors and the securitization trusts have no recourse to the assets of Trustmark for failure of debtors to pay when due.

Note 9 - Goodwill and Identifiable Intangible Assets

Goodwill
The changes in the carrying amount of goodwill by segment for the years ended December 31, 2007, 2006 and 2005, are as follows ($ in thousands):

	General
	Banking	Insurance	Total
Balance as of January 1, 2005	$92,740	$44,485	$137,225
Purchase accounting adjustments	187	(44)	143
Balance as of December 31, 2005	92,927	44,441	137,368
Additions from business combination	152,995	-	152,995
Balance as of December 31, 2006	245,922	44,441	290,363
Purchase accounting adjustments	814	-	814
Balance as of December 31, 2007	$246,736	$44,441	$291,177

Trustmark's general banking segment delivers a full range of banking services to consumer, corporate, small and middle-market businesses through its extensive branch network.  The insurance segment includes Trustmark National Bank's (TNB) wholly-owned retail insurance subsidiaries that offer a diverse mix of insurance products and services.  Trustmark performed an impairment test of goodwill during 2007, 2006 and 2005, which indicated that no impairment charge was required.  At December 31, 2007, Trustmark performed an additional impairment analysis due to recent changes in market conditions for the financial services industry and also concluded that no impairment charge was required.

Identifiable Intangible Assets
At December 31, 2007 and 2006, identifiable intangible assets consisted of the following ($ in thousands):

	2007			2006
	Gross Carrying	Accumulated	Net Carrying	Gross Carrying	Accumulated	Net Carrying
	Amount	Amortization	Amount	Amount	Amortization	Amount

Core deposit intangibles	$44,408	$25,437	$18,971	$44,408	$21,869	$22,539
Insurance intangibles	11,693	4,212	7,481	11,693	3,051	8,642
Banking charters	1,325	281	1,044	1,325	215	1,110
Borrower relationship intangible	690	84	606	690	21	669
Total	$58,116	$30,014	$28,102	$58,116	$25,156	$32,960

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

In 2007, 2006 and 2005, Trustmark recorded $4.9 million, $3.9 million and $3.1 million, respectively, of amortization of identifiable intangible assets.  Trustmark estimates that amortization expense for identifiable intangible assets will be $4.3 million in 2008, $3.9 million in 2009, $3.4 million in 2010, $3.0 million in 2011 and $2.6 million in 2012.  Fully amortized intangibles are excluded from the table above.

The following table illustrates the carrying amounts and weighted-average amortization periods of identifiable intangible assets ($ in thousands):
	2007
		Weighted-Average
	Net Carrying	Amortization
	Amount	Period in Years

Core deposit intangibles	$18,971	11.3
Insurance intangibles	7,481	15.0
Banking charters	1,044	20.0
Borrower relationship intangible	606	11.0
Total	$28,102	12.2

Note 10 - Deposits

At December 31, 2007 and 2006, deposits consisted of the following ($ in thousands):

	2007	2006
Noninterest-bearing demand deposits	$1,477,171	$1,574,769
Interest-bearing demand	1,210,817	1,139,238
Savings	1,577,198	1,664,804
Time	2,604,086	2,597,353
Total	$6,869,272	$6,976,164

At December 31, 2007 and 2006, time deposits of $100,000 or more totaled $1.029 billion and $953.9 million, respectively.

The maturities of interest-bearing deposits at December 31, 2007, are as follows ($ in thousands):

2008	$2,237,610
2009	302,176
2010	31,622
2011	13,250
2012 and thereafter	19,428
Total time deposits	2,604,086
Interest-bearing deposits with no stated maturity	2,788,015
Total interest-bearing deposits	$5,392,101

Note 11 - Borrowings

Short-Term Borrowings
At December 31, 2007 and 2006, short-term borrowings consisted of the following ($ in thousands):

	2007	2006
FHLB advances	$375,000	$202,500
Serviced GNMA loans eligible for repurchase	17,886	13,463
Treasury tax and loan note option account	50,000	19,613
Line of credit payable	7,000	11,000
Other	24,468	24,491
Total	$474,354	$271,067

Trustmark has received advances from the FHLB, which are classified as short-term and are collateralized by a blanket lien on Trustmark’s single-family, multi-family, home equity and commercial mortgage loans.  These advances have a weighted-average remaining maturity of 1.6 months with a weighted-average cost of 4.49%.  All advances have fixed rates and range from $25.0 million to $75.0 million with interest rates ranging from 4.30% to 4.75%.  Interest expense on short-term FHLB advances totaled $9.6 million in 2007, $16.2 million in 2006 and $22.4 million in 2005. At December 31, 2007, Trustmark had $0.9 billion available in unused FHLB advances.

The treasury tax and loan note option account, which must have a pledge of acceptable collateral as required by the Department of the Treasury, is an open-ended, interest-bearing note maintained at the Federal Reserve Bank.  Currently, the rate of interest charged is 25 basis points lower than the weekly Federal Funds rate.

In September 2006, Trustmark renewed a two-year revolving credit arrangement enabling borrowings up to $50.0 million.  During the first quarter of 2007, Trustmark paid off the balance of $11.0 million that had been outstanding since 2005, borrowed $17.0 million during the second quarter to fund its common stock repurchase program and repaid $10.0 million of that amount during the third quarter.  Trustmark pays interest on each draw at the one-month LIBOR rate plus 0.55%. The weighted-average interest rate for these borrowings during 2007 equaled 5.80%. At December 31, 2007, Trustmark had an outstanding balance on this credit arrangement of $7.0 million with an interest rate of 5.80%.  At December 31, 2007, Trustmark was in compliance with all financial covenants except for the allowance for loan losses to nonperforming assets ratio, which was below the required amount by less than 2.5%. On January 17, 2008, the lender provided a waiver to Trustmark with regard to the covenant violation for any period ended prior to March 31, 2008.  Management expects to modify the financial covenants during the first quarter of 2008.

Subordinated Notes Payable
On December 13, 2006, TNB issued $50.0 million aggregate principal amount of Subordinated Notes (the Notes) due December 15, 2016.  At December 31, 2007, the carrying amount of the Notes was $49.7 million.  The Notes have not been, and are not required to be, registered with the Securities and Exchange Commission under the Securities Act of 1933 (Securities Act), as amended.  The Notes were sold pursuant to the terms of regulations issued by the Office of the Comptroller of the Currency (OCC) and in reliance upon an exemption provided by the Securities Act.  The Notes bear interest at the rate of 5.673% per annum from December 13, 2006, until the principal of the Notes has been paid in full.  Interest on the Notes is payable semi-annually in arrears on June 15 and December 15 of each year, commencing June 15, 2007, and through the date of maturity. The Notes are unsecured and subordinate and junior in right of payment to TNB’s obligations to its depositors, its obligations under bankers’ acceptances and letters of credit, its obligations to any Federal Reserve Bank or the FDIC and its obligations to its other creditors, and to any rights acquired by the FDIC as a result of loans made by the FDIC to TNB.  The Notes, which are not redeemable prior to maturity, qualify as Tier 2 capital for both TNB and Trustmark. Proceeds from the sale of the Notes were used for general corporate purposes.

Junior Subordinated Debt Securities
On August 18, 2006, Trustmark completed a private placement of $60.0 million of trust preferred securities through a newly formed Delaware trust affiliate, Trustmark Preferred Capital Trust I, (the Trust).  The trust preferred securities mature September 30, 2036, are redeemable at Trustmark’s option beginning after five years and bear interest at a variable rate per annum equal to the three-month LIBOR plus 1.72%.  Under applicable regulatory guidelines, these trust preferred securities qualify as Tier 1 capital.

The proceeds from the sale of the trust preferred securities were used by the Trust to purchase $61.856 million in aggregate principal amount of Trustmark’s junior subordinated debentures.  The net proceeds to Trustmark from the sale of the Notes to the Trust were used to finance its merger with Republic Bancshares of Texas, Inc.

The debentures were issued pursuant to a Junior Subordinated Indenture, dated August 18, 2006, between Trustmark, as issuer, and Wilmington Trust Company, as trustee.  Like the trust preferred securities, the debentures bear interest at a variable rate per annum equal to the three-month LIBOR plus 1.72% and mature on September 30, 2036.  The debentures may be redeemed at Trustmark’s option at anytime on or after September 30, 2011 or at anytime upon certain events, such as a change in the regulatory capital treatment of the debentures, the Trust being deemed an investment company or the occurrence of certain adverse tax events.  The interest payments by Trustmark will be used to pay the quarterly distributions payable by the Trust to the holder of the trust preferred securities.  However, so long as no event of default has occurred under the debentures, Trustmark may defer interest payments on the debentures (in which case the Trust will also defer distributions otherwise due on the trust preferred securities) for up to 20 consecutive quarters.

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

Trustmark also entered into a Guarantee Agreement, dated August 18, 2006, pursuant to which it has agreed to guarantee the payment by the Trust of distributions on the trust preferred securities and the payment of principal of the trust preferred securities when due, either at maturity or on redemption, but only if and to the extent that the Trust fails to pay distributions on or principal of the trust preferred securities after having received interest payments or principal payments on the Notes from Trustmark for the purpose of paying those distributions or the principal amount of the trust preferred securities.

In addition, pursuant to the acquisition of Republic Bancshares of Texas, Inc., on August 25, 2006, Trustmark assumed the liability for $8.248 million in junior subordinated debt securities issued to Republic Bancshares Capital Trust I (Republic Trust), also a Delaware trust.  Republic Trust used the proceeds from the issuance of $8.0 million in trust preferred securities to acquire the junior subordinated debt securities.  Both the trust preferred securities and the junior subordinated debt securities mature on January 7, 2033, and were callable at the option of Trustmark, in whole or in part, on January 7, 2008.  Both the trust preferred securities and junior subordinated debt securities bear interest at a variable rate per annum equal to the three-month LIBOR plus 3.35%.  Under applicable regulatory guidelines, these trust preferred securities qualify as Tier 1 capital.

As defined in applicable accounting standards, both Trustmark Preferred Capital Trust I and Republic Bancshares Capital Trust I, wholly-owned subsidiaries of Trustmark, are considered variable interest entities for which Trustmark is not the primary beneficiary.  Accordingly, the accounts of both trusts are not included in Trustmark’s consolidated financial statements.

At December 31, 2007, and December 31, 2006, total combined assets for the Trust and Republic Trust totaled $70.1 million resulting from their investment in subordinated debentures issued by Trustmark.  Combined liabilities and shareholder’s equity also totaled $70.1 million, resulting from the issuance of trust preferred securities in the amount of $68.0 million, as well as $2.1 million in common securities issued to Trustmark.  During 2007, combined net income equaled $155.9 thousand resulting from interest income from junior subordinated debt securities issued by Trustmark to the Trust and Republic Trust compared with $60.0 thousand during 2006.  Dividends issued to Trustmark during 2007 totaled $155.9 thousand compared to $60.0 thousand during 2006.

Note 12 - Income Taxes

The income tax provision included in the statements of income is as follows ($ in thousands):

	2007	2006	2005
Current
Federal	$51,729	$46,503	$52,142
State	8,499	7,433	7,764
Deferred
Federal	(5,067)	6,919	(5,309)
State	(759)	1,029	(817)
Income tax provision	$54,402	$61,884	$53,780

The income tax provision differs from the amount computed by applying the statutory federal income tax rate of 35% to income before income taxes as a result of the following ($ in thousands):

	2007	2006	2005

Income tax computed at statutory tax rate	$57,049	$63,405	$54,856
Tax exempt interest	(5,027)	(5,272)	(5,118)
Nondeductible interest expense	679	552	371
State income taxes, net	5,031	5,500	4,515
Income tax credits	(2,185)	(1,847)	(1,679)
Other	(1,145)	(454)	835
Income tax provision	$54,402	$61,884	$53,780

Temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities gave rise to the following net deferred tax assets at December 31, 2007 and 2006, which are included in other assets ($ in thousands):

	2007	2006
Deferred tax assets
Allowance for loan losses	$30,543	$27,376
Pension and other postretirement benefits plans	16,024	14,274
Unrealized losses on securities available for sale	440	4,359
Deferred compensation	4,604	4,098
Stock-based compensation	3,416	2,126
Other	6,236	5,840
Gross deferred tax asset	61,263	58,073

Deferred tax liabilities
Goodwill and other identifiable intangibles	15,279	15,536
Mortgage servicing rights	8,431	9,496
Premises and equipment	10,730	8,815
Securities	4,956	4,693
Other	2,412	2,192
Gross deferred tax liability	41,808	40,732
Net deferred tax asset	$19,455	$17,341

Trustmark has evaluated the need for a valuation allowance and, based on the weight of the available evidence, has determined that it is more likely than not that all deferred tax assets will be realized.

The following table provides a summary of the changes during the 2007 calendar year in the amount of unrecognized tax benefits that are included in income taxes payable on the consolidated balance sheet ($ in thousands):

Balance at January 1, 2007	$1,032

Increases due to tax positions taken during the current year	279
Decreases due to tax positions taken during a prior year	(43)
Decreases due to settlements with taxing authorities during the current year	-
Decreases due to the lapse of applicable statute of limitations during the current year	(254)

Balance at December 31, 2007	$1,014

Note 13  - Pension and Other Postretirement Benefits

Pension Plan
Trustmark maintains a  noncontributory defined benefit pension plan (Trustmark Capital Accumulation Plan) which covers substantially all associates employed prior to January 1, 2007. The plan provides retirement benefits that are based on the length of credited service and final average compensation, as defined in the plan and vest upon five years of service.

In December 2006, Trustmark adopted the provisions of SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" and elected to move its measurement date for the plan to December 31 from October 31.  The following tables present information regarding the plan's benefit obligation, plan assets, funded status of the plan, amounts recognized in accumulated other comprehensive loss, net periodic benefit cost and other statistical disclosures ($ in thousands):

	December 31,
	2007	2006
Change in benefit obligation
Benefit obligation, beginning of year	$82,340	$80,072
Service cost	1,306	2,404
Interest cost	4,697	4,432
Actuarial loss	1,981	2,519
Benefits paid	(5,456)	(5,776)
Prior service cost due to amendment	-	(1,311)
Benefit obligation, end of year	$84,868	$82,340

Change in plan assets
Fair value of plan assets, beginning of year	$77,868	$72,436
Actual return on plan assets	6,990	11,208
Employer contributions	-	-
Benefit payments	(5,456)	(5,776)
Fair value of plan assets, end of year	$79,402	$77,868

Funded status at end of year - net liability	$(5,466)	$(4,472)

Amounts recognized in accumulated other comprehensive loss
Net loss	$16,936	$18,909
Prior service credits	(2,747)	(3,257)
Amounts recognized	$14,189	$15,652

	Years Ended December 31,
	2007	2006	2005
Net periodic benefit cost
Service cost	$1,306	$2,404	$2,179
Interest cost	4,697	4,432	4,269
Expected return on plan assets	(5,290)	(5,238)	(5,407)
Amortization of prior service cost	(510)	(376)	(89)
Recognized net actuarial loss	2,254	2,461	1,917
Net periodic benefit cost	$2,457	$3,683	$2,869

Other changes in plan assets and benefit obligations recognized in other comprehensive income, before taxes
Net (gain) loss	$(1,973)	$18,909	$-
Prior service cost	-	(3,257)	-
Amortization of prior service cost	510	-	-
Total recognized in other comprehensive income	$(1,463)	$15,652	$-

Total recognized in net periodic benefit cost and other comprehensive income	$994	$19,335	$2,869

Weighted-average assumptions as of end of year
Discount rate for benefit obligations	6.00%	6.00%	5.75%
Discount rate for net periodic benefit cost	6.00%	5.75%	6.00%
Expected long-term return on plan assets	8.00%	8.00%	8.00%
Rate of compensation increase	4.00%	4.00%	4.00%

Plan Assets
Trustmark's pension plan weighted-average asset allocations at December 31, 2007 and 2006, by asset category are as follows:

	2007	2006
Cash and cash equivalents	2.0%	3.6%
Fixed income securities	14.9%	16.8%
Equity mutual funds	75.5%	72.8%
Fixed income hedge fund	7.6%	6.8%
Total	100.0%	100.0%

The strategic objective of the plan focuses on capital growth with moderate income.  The plan is managed on a total return basis with the return objective set as a reasonable actuarial rate of return on plan assets net of investment management fees.  Moderate risk is assumed given the average age of plan participants and the need to meet the required rate of return.  Equity and fixed income securities are utilized to allow for capital appreciation while fully diversifying the portfolio with more conservative fixed income investments.  The target asset allocation range for the portfolio is 0-10% Cash and Cash Equivalents, 10-30% Fixed Income, 30-55% Domestic Equity, 10-30% International Equity and 0-20% Other Investments.  Changes in allocations are a result of tactical asset allocation decisions and fall within the aforementioned percentage range for each major asset class.

Trustmark selects the expected long-term rate-of-return-on-assets assumption in consultation with its investment advisors and actuary.  This rate is intended to reflect the average rate of earnings expected to be earned on the funds invested or to be invested to provide plan benefits.  Historical performance is reviewed, especially with respect to real rates of return (net of inflation), for the major asset classes held or anticipated to be held by the trust and for the trust itself.  Undue weight is not given to recent experience that may not continue over the measurement period, with higher significance placed on current forecasts of future long-term economic conditions.

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

Contributions
The acceptable range of contributions to the plan is determined each year by the plan's actuary.  Trustmark's policy is to fund amounts allowable for federal income tax purposes.  In 2008, Trustmark's minimum required contribution is expected to be zero.  The actual amount of the contribution will be determined based on the plan's funded status and return on plan assets as of the measurement date, which was December 31st in 2007 and 2006.

Estimated Future Pension Benefit Payments and Other Disclosures
The following pension plan benefit payments, which reflect expected future service, are expected to be paid ($ in thousands):

2008	$8,666
2009	7,784
2010	7,713
2011	7,940
2012	8,334
2013 - 2017	36,366

Amounts in accumulated other comprehensive loss expected to be recognized as components of net periodic benefit cost during 2008 include a loss of $1.7 million and prior service credit of $510 thousand.  No amounts related to transition assets or liabilities are expected to be recognized and no plan assets are expected to be returned during 2008.

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

In December 2006, Trustmark adopted the provisions of SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans."  The following tables present information regarding the plan's benefit obligation, plan assets, funded status of the plan, amounts recognized in accumulated other comprehensive loss, net periodic benefit cost and other statistical disclosures ($ in thousands):

	December 31,
	2007	2006
Change in benefit obligation
Benefit obligation, beginning of year	$31,013	$29,611
Service cost	1,296	1,599
Interest cost	1,815	1,651
Actuarial loss (gain)	1,949	(504)
Benefits paid	(1,599)	(1,344)
Prior service cost due to amendment	8	-
Benefit obligation, end of year	$34,482	$31,013

Change in plan assets
Fair value of plan assets, beginning of year	$-	$-
Actual return on plan assets	-	-
Employer contributions	1,599	1,344
Benefit payments	(1,599)	(1,344)
Fair value of plan assets, end of year	$-	$-

Funded status at end of year - net liability	$(34,482)	$(31,013)

Amounts recognized in accumulated other comprehensive loss
Net loss	$6,352	$4,497
Prior service cost	1,710	1,841
Amounts recognized	$8,062	$6,338

	Years Ended December 31,
	2007	2006	2005
Net periodic benefit cost
Service cost	$1,296	$1,599	$1,457
Interest cost	1,815	1,651	1,575
Amortization of prior service cost	139	139	151
Recognized net actuarial loss	94	148	103
Net periodic benefit cost	$3,344	$3,537	$3,286

Other changes in plan assets and benefit obligations recognized in other comprehensive income, before taxes
Net loss (gain)	$1,855	$(652)	$947
Prior service cost	8	1,981	-
Amortization of prior service cost	(139)	(139)	-
Total recognized in other comprehensive income	$1,724	$1,190	$947

Total recognized in net periodic benefit cost and other comprehensive income	$5,068	$4,727	$4,233

Weighted-average assumptions as of end of year
Discount rate for benefit obligations	6.00%	6.00%	5.75%
Discount rate for net periodic benefit cost	6.00%	5.75%	6.00%

Estimated Supplemental Retirement Plan Payments and Other Disclosures
The following supplemental retirement plan benefit payments are expected to be paid in the following years ($ in thousands):

2008	$1,546
2009	1,711
2010	2,131
2011	2,240
2012	2,329
2013 - 2017	14,214

Amounts in accumulated other comprehensive loss expected to be recognized as components of net periodic benefit cost during 2008 include a gain of $189 thousand and prior service cost of $139 thousand.  No amounts related to transition assets or liabilities are expected to be recognized and no plan assets are expected to be returned during 2008.

Other Benefit Plans
Defined Contribution Plan
Trustmark provides associates with a self-directed 401(k) retirement plan which allows associates to contribute a percentage of base pay, within limits provided by the Internal Revenue Code and accompanying regulations, into the plan. Trustmark's contributions to this plan were $5.3 million in 2007, $3.8 million in 2006 and $3.5 million in 2005.

Note 14 – Stock and Incentive Compensation Plans

On May 10, 2005, the shareholders approved the Trustmark Corporation 2005 Stock and Incentive Compensation Plan (the 2005 Plan), which was adopted by the Board of Directors, replacing the Trustmark Corporation 1997 Long Term Incentive Plan (the 1997 Plan).  The purpose of the 2005 Plan is to promote the success of Trustmark and its subsidiaries by providing incentives to key associates and directors that will promote the identification of their personal interest with the long term financial success of Trustmark and with growth in shareholder value.  The 2005 Plan is designed to provide flexibility to Trustmark regarding its ability to motivate, attract and retain the services of key associates and directors upon whose judgment, interest and special efforts the successful conduct of its operations is largely dependent.  The 2005 Plan allows Trustmark to make grants of nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units and performance units to key associates and directors.  The maximum number of shares of Trustmark’s common stock available for issuance under the 2005 Plan is the sum of (1) 6,000,000 common shares plus (2) the number of outstanding options under the 1997 Plan, which expire or are otherwise terminated or forfeited after May 10, 2005.

Stock Option Grants
Stock option awards under the 2005 Plan are granted with an exercise price equal to the market price of Trustmark’s stock on the date of grant.  Stock options granted under the 2005 Plan vest 20% per year and have a contractual term of seven years.  Stock option awards, which were granted under the 1997 Plan, had an exercise price equal to the market price of Trustmark’s stock on the date of grant, vested equally over four years with a contractual ten-year term.  Compensation expense for stock options granted under these plans is estimated using the fair value of each option granted using the Black-Scholes option-pricing model and is recognized on the straight-line method over the requisite service period.  Stock option-based compensation expense for these plans totaled $1.2 million in 2007, $1.9 million in 2006 and $1.5 million in 2005.  At December 31, 2007, Trustmark had $2.3 million in total compensation expense not yet recognized for nonvested stock option awards.  This unrecognized compensation expense is expected to be recognized over a weighted-average life of 2.7 years.

The following table summarizes Trustmark’s stock option activity for 2007, 2006, and 2005:

	2007		2006		2005
		Average		Average		Average
		Option		Option		Option
Options	Shares	Price	Shares	Price	Shares	Price
Outstanding, beginning of year	1,996,035	$25.46	2,016,930	$24.44	1,842,993	$23.71
Granted	-	-	272,700	31.55	336,450	28.28
Exercised	(17,575)	24.97	(233,020)	22.89	(98,288)	22.66
Forfeited	(24,100)	29.17	(60,575)	28.67	(64,225)	26.28
Outstanding, end of year	1,954,360	25.42	1,996,035	25.46	2,016,930	24.44

Exercisable, end of year	1,504,305	24.18	1,242,133	23.47	1,232,593	22.76

Aggregate Intrinsic Value
Outstanding, end of year	$2,951,605		$15,173,001		$6,609,765
Exercisable, end of year	$2,951,605		$11,920,289		$5,955,437

The total intrinsic value of options exercised was $66 thousand in 2007, $2.0 million in 2006 and $623 thousand in 2005.  The following table presents information on stock options by ranges of exercises at December 31, 2007:

Options Outstanding				Options Exercisable
		Weighted-	Weighted-		Weighted-	Weighted-
	Outstanding	Average	Average	Exercisable	Average	Average
Range of	December 31,	Remaining Years	Exercise	December 31,	Remaining Years	Exercise
Exercise Prices	2007	To Expiration	Price	2007	To Expiration	Price
$16.17 - $19.41	179,050	2.4	$18.06	179,050	2.4	$18.06
$19.41 - $22.64	300,811	2.5	21.94	300,811	2.5	21.94
$22.64 - $25.88	599,699	4.1	24.37	599,699	4.1	24.37
$25.88 - $29.11	615,650	5.4	27.73	367,605	5.8	27.58
$29.11 - $32.35	259,150	5.3	31.49	57,140	5.4	31.36
	1,954,360	4.3	25.42	1,504,305	4.0	24.18

The following table reflects the fair value of stock option awards at their grant dates and the weighted-average assumptions which were utilized in the Black-Scholes option-pricing model for 2006 and 2005.  No stock options were granted during 2007.

	2006	2005
Fair value of options	$7.28	$6.54
Risk-free interest rate	5.01%	4.11%
Expected volatility	25.17%	24.95%
Expected dividend yield	2.79%	3.03%
Expected life (in years)	5	7

Restricted Stock Grants
Performance Awards
Trustmark’s performance awards are granted to Trustmark’s executive and senior management team, as well as Trustmark’s Board of Directors. Performance awards granted vest based on performance goals of return on average tangible equity (ROATE) or return on average equity (ROAE) and total shareholder return (TSR) compared to a defined peer group. Awards based on TSR are valued under SFAS No. 123R utilizing a Monte Carlo simulation to estimate fair value of the awards at the grant date, while ROATE and ROAE awards are valued under SFAS No. 123R, utilizing the fair value of Trustmark’s stock at the grant date based on the estimated number of shares expected to vest. The restriction period for performance awards covers a three-year vesting period.  These awards are recognized on the straight-line method over the requisite service period.  These awards provide for excess shares, if performance measures exceed 100 percent.  Any excess shares are granted at the end of the vesting period and vest over an additional three-year period.  The restricted share agreement provides for voting rights and dividend privileges.  Trustmark recorded compensation expense for performance awards of $1.9 million during 2007, $927 thousand during 2006 and $186 thousand during 2005. At December 31, 2007, Trustmark had $4.2 million in total compensation expense not yet recognized for nonvested performance awards.  This unrecognized compensation expense is expected to be recognized over a weighted-average life of 3.5 years. The following table summarizes Trustmark’s performance award activity during years ended December 31, 2007, 2006 and 2005:

	2007		2006		2005
		Weighted-		Weighted-		Weighted-
		Average		Average		Average
		Grant-Date		Grant-Date		Grant-Date
	Shares	Fair Value	Shares	Fair Value	Shares	Fair Value
Nonvested shares, beginning of year	89,075	$28.27	26,325	$28.28	-	$-
Granted	75,250	30.13	67,000	28.25	26,325	28.28
Forfeited	(2,000)	28.90	(4,250)	28.25	-	-
Nonvested shares, end of year	162,325	28.77	89,075	28.27	26,325	28.28

Time-Vested Awards
Trustmark’s time-vested awards are granted in both employee recruitment and retention and are restricted for thirty-six months from the award dates.  Time-vested awards are valued under SFAS No. 123 utilizing the fair value of Trustmark’s stock at the grant date.  These awards are recognized on the straight-line method over the requisite service period. Trustmark recorded compensation expense for time-vested stock awards of $264 thousand during 2007 and $180 thousand during 2006. There were no grants of time-vested awards during 2005.  At December 31, 2007, Trustmark had $1.0 million in total compensation expense not yet recognized for nonvested time-vested awards.  This unrecognized compensation expense is expected to be recognized over a weighted-average life of 2.7 years. The following table summarizes Trustmark’s time-vested award activity during years ended December 31, 2007 and 2006:

	2007		2006
		Weighted-		Weighted-
		Average		Average
		Grant-Date		Grant-Date
	Shares	Fair Value	Shares	Fair Value
Nonvested shares, beginning of year	61,035	$31.96	-	$-
Granted	37,500	29.03	61,035	31.96
Forfeited	(48,316)	30.54	-	-
Nonvested shares, end of year	50,219	30.38	61,035	31.96

Note 15 – Commitments and Contingencies

Lending Related
Trustmark makes commitments to extend credit and issues standby and commercial letters of credit in the normal course of business in order to fulfill the financing needs of its customers.

Commitments to extend credit are agreements to lend money to customers pursuant to certain specified conditions.  Commitments generally have fixed expiration dates or other termination clauses.  Because many of these commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.  Trustmark applies the same credit policies and standards as it does in the lending process when making these commitments.  The collateral obtained is based upon the assessed creditworthiness of the borrower.  At both December 31, 2007 and 2006, Trustmark had commitments to extend credit of $1.9 billion.

Standby and commercial letters of credit are conditional commitments issued by Trustmark to insure the performance of a customer to a third party.  Trustmark issues financial and performance standby letters of credit in the normal course of business in order to fulfill the financing needs of its customers.  A financial standby letter of credit irrevocably obligates Trustmark to pay a third-party beneficiary when a customer fails to repay an outstanding loan or debt instrument.  A performance standby letter of credit irrevocably obligates Trustmark to pay a third-party beneficiary when a customer fails to perform some contractual, nonfinancial obligation.  When issuing letters of credit, Trustmark uses essentially the same policies regarding credit risk and collateral which are followed in the lending process. At December 31, 2007 and 2006, Trustmark’s maximum exposure to credit loss in the event of nonperformance by the other party for standby and commercial letters of credit was $170.7 million and $138.0 million, respectively.  These amounts consist primarily of commitments with maturities of less than three years, which have an immaterial carrying value.  Trustmark holds collateral to support standby letters of credit when deemed necessary.  As of December 31, 2007, the fair value of collateral held was $44.7 million.

Lease Commitments
Trustmark currently has operating lease commitments for banking premises and equipment, which expire from 2008 to 2027.  It is expected that certain leases will be renewed, or equipment replaced, as leases expire.  Rental expense totaled $5.7 million in 2007, $4.7 million in 2006 and $4.2 million in 2005. At December 31, 2007, future minimum rental commitments under noncancellable operating leases are as follows ($ in thousands):

2008	$3,617
2009	3,266
2010	2,340
2011	1,590
2012	1,296
Thereafter	6,350
Total	$18,459

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

Management believes, as of December 31, 2007,  that Trustmark and TNB have met all capital adequacy requirements to which they are subject.  At December 31, 2007, Management also believes that TNB has met applicable regulatory guidelines to be categorized as well-capitalized.  To be categorized as well-capitalized, TNB must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table below.  There are no significant conditions or events that have occurred since December 31, 2007, which Management believes have affected TNB's present classification.

Trustmark's and TNB's actual regulatory capital amounts and ratios are presented in the table below ($ in thousands):

					Minimum Regulatory
	Actual		Minimum Regulatory		Provision to be
	Regulatory Capital		Capital Required		Well-Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
At December 31, 2007:
Total Capital (to Risk Weighted Assets)
Trustmark Corporation	$805,649	10.93%	$589,509	8.00%	n/a	n/a
Trustmark National Bank	781,725	10.75%	581,482	8.00%	$726,852	10.00%

Tier 1 Capital (to Risk Weighted Assets)
Trustmark Corporation	$676,089	9.17%	$294,755	4.00%	n/a	n/a
Trustmark National Bank	658,059	9.05%	290,741	4.00%	$436,111	6.00%

Tier 1 Capital (to Average Assets)
Trustmark Corporation	$676,089	7.86%	$257,950	3.00%	n/a	n/a
Trustmark National Bank	658,059	7.79%	253,425	3.00%	$422,375	5.00%

At December 31, 2006:
Total Capital (to Risk Weighted Assets)
Trustmark Corporation	$771,477	11.40%	$541,412	8.00%	n/a	n/a
Trustmark National Bank	750,745	11.26%	534,331	8.00%	$667,914	10.00%

Tier 1 Capital (to Risk Weighted Assets)
Trustmark Corporation	$649,702	9.60%	$270,706	4.00%	n/a	n/a
Trustmark National Bank	634,694	9.52%	267,165	4.00%	$400,748	6.00%

Tier 1 Capital (to Average Assets)
Trustmark Corporation	$649,702	7.65%	$254,856	3.00%	n/a	n/a
Trustmark National Bank	634,694	7.60%	250,872	3.00%	$418,120	5.00%

Common Stock Repurchase Program
Trustmark currently has remaining authorization for the repurchase of up to 1.4 million shares of its common stock subject to market conditions and management discretion.  Collectively, the capital management plans adopted by Trustmark since 1998 have authorized the repurchase of 24.3 million shares of common stock. Pursuant to these plans, Trustmark has repurchased approximately 22.7 million shares for $518.1 million, including 1.4 million shares during 2007.

Shelf Registration
Trustmark has available its "shelf" registration statement filed on Form S-3 with the Securities and Exchange Commission (SEC) as another possible source of shareholders' equity.  Under this shelf process, Trustmark may offer from time to time any combination of securities described in the prospectus in one or more offerings up to a total amount of $200.0 million.  The securities described in the prospectus include common and preferred stock, depositary shares, debt securities, junior subordinated debt securities and trust preferred securities.  Net proceeds from the sale of the offered securities may be used to redeem or repurchase outstanding securities, repay outstanding debt, finance acquisitions of companies and other assets and provide working capital.

Authorization of Preferred Shares
The Board of Directors currently has the authority to issue up to 20 million preferred shares with no par value.  The ability to issue preferred shares in the future will provide Trustmark with additional financial and management flexibility for general corporate and acquisition purposes. As of December 31, 2007, no such shares have been issued.

Dividends
Dividends paid by Trustmark are substantially funded from dividends received from TNB.  Approval by TNB's regulators is required if the total of all dividends declared in any calendar year exceeds the total of its net income for that year combined with its retained net income of the preceding two years.  TNB will have available in 2008 approximately $51.9 million plus its net income for that year to pay as dividends.

Accumulated Other Comprehensive Loss
The following table presents the components of accumulated other comprehensive loss and the related tax effects allocated to each component for the years ended December 31, 2007, 2006 and 2005 ($ in thousands):

			Accumulated
			Other
	Before-Tax	Tax	Comprehensive
	Amount	Effect	Loss
Balance, January 1, 2005	$(6,369)	$2,417	$(3,952)
Unrealized losses on available for sale securities:
Unrealized holding losses arising during period	(17,854)	6,829	(11,025)
Less: adjustment for net losses realized in net income	3,644	(1,394)	2,250
Minimum liability adjustment-defined benefit plans	(947)	362	(585)
Balance, December 31, 2005	(21,526)	8,214	(13,312)
Unrealized gains on available for sale securities:
Unrealized holding gains arising during period	6,935	(2,653)	4,282
Less: adjustment for net gains realized in net income	(1,922)	735	(1,187)
Pension and other postretirement benefit plans:
Net prior service costs arising during the period	1,415	(541)	874
Net loss arising during the period	(18,257)	6,983	(11,274)
Balance, December 31, 2006	(33,355)	12,738	(20,617)
Unrealized gains on available for sale securities:
Unrealized holding gains arising during period	10,358	(3,962)	6,396
Less: adjustment for net gains realized in net income	(112)	43	(69)
Pension and other postretirement benefit plans:
Net prior service credits arising during the period	(379)	145	(234)
Net gain arising during the period	118	(45)	73
Balance, December 31, 2007	$(23,370)	$8,919	$(14,451)

Note 17 - Fair Values of Financial Instruments

The carrying amounts and estimated fair values of financial instruments at December 31, 2007 and 2006, are as follows ($ in thousands):

	2007		2006
	Carrying	Estimated	Carrying	Estimated
	Value	Fair Value	Value	Fair Value
Financial Assets:
Cash and short-term investments	$310,980	$310,980	$419,342	$419,342
Securities available for sale	442,345	442,345	758,272	758,272
Securities held to maturity	275,096	276,631	292,243	290,905
Loans held for sale	147,508	147,508	95,375	95,375
Net loans	6,960,941	6,990,354	6,491,055	6,444,956

Financial Liabilities:
Deposits	6,869,272	6,876,805	6,976,164	6,996,737
Short-term liabilities	935,117	935,117	741,501	741,501
Subordinated notes	49,709	48,125	49,677	48,787
Junior subordinated debt securities	70,104	70,104	70,104	70,104

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

Note 18 – Derivative Financial Instruments

As part of Trustmark’s risk management strategy in the mortgage banking area, derivative instruments such as interest rate lock commitments and forward sales contracts are utilized.  Rate lock commitments are residential mortgage loan commitments with customers, which guarantee a specified interest rate for a specified time period.  Trustmark’s obligations under forward contracts consist of commitments to deliver mortgage loans, originated and/or purchased, in the secondary market at a future date. These derivative instruments are designated as fair value hedges for certain of these transactions that qualify as fair value hedges under SFAS No. 133. Trustmark’s off-balance sheet obligations under these derivative instruments totaled $211.3 million at December 31, 2007, with a valuation adjustment of negative $686 thousand, compared to $167.8 million, with a valuation adjustment of $19 thousand as of December 31, 2006.

Trustmark utilizes derivative instruments to offset changes in the fair value of MSR attributable to changes in interest rates.  Changes in the fair value of the derivative instrument are recorded in noninterest income in mortgage banking, net and are offset by the changes in the fair value of MSR.  MSR fair values represent the effect of present value decay and the effect of changes in interest rates.  Ineffectiveness of hedging MSR fair value is measured by comparing total hedge cost to the fair value of the MSR attributable to market changes.  During 2007, the impact of implementing this strategy resulted in a net positive ineffectiveness of $1.2 million compared with a net negative ineffectiveness from hedging of $0.2 million during 2006.

Interest rate swaps are derivative instruments under which two parties agree to make interest payments on a notional principal amount.  In a generic swap, one party pays a fixed interest rate and receives a floating interest rate, while the other party receives a fixed interest rate and pays a floating interest rate.  During 2006, Trustmark’s remaining interest rate swaps matured.  These swaps, which had been designated as fair value hedges, were originally initiated during 2003 to mitigate the effects of further changes in the fair value of specific, noncallable, nonprepayable, fixed rate advances from the FHLB by agreeing to pay a floating interest rate tied to LIBOR.

Trustmark has utilized an interest rate risk strategy that included caps and floors.  The intent of utilizing these derivative instruments was to reduce the risk associated with the effects of significant movements in interest rates.  Caps and floors, which are not designated as hedging instruments, are options linked to a notional principal amount and an underlying indexed interest rate.  Exposure to loss on these options will increase or decrease as interest rates fluctuate.  Trustmark’s interest rate cap contracts matured in 2006. Trustmark did not hold any interest rate floor contracts during the years presented.

Note 19 – Segment Information

Trustmark’s management reporting structure includes four segments: general banking, wealth management, insurance and administration.   General banking is responsible for all traditional banking products and services, including loans and deposits.  Wealth management provides customized solutions for affluent customers by integrating financial services with traditional banking products and services such as private banking, money management, full-service brokerage, financial planning, personal and institutional trust, and retirement services, as well as insurance and risk management services provided by TRMK Risk Management, Inc., a wholly-owned subsidiary of TNB.  Insurance includes two wholly-owned subsidiaries of TNB:  The Bottrell Insurance Agency and Fisher-Brown, Incorporated.  Through Bottrell and Fisher-Brown, Trustmark provides a full range of retail insurance products, including commercial risk management products, bonding, group benefits and personal lines coverages.  Administration includes all other activities that are not directly attributable to one of the major lines of business.  Administration consists of internal operations such as Human Resources, Executive Administration, Treasury (Funds Management) and Corporate Finance.

The accounting policies of each reportable segment are the same as those of Trustmark except for its internal allocations.  Trustmark uses a match-funded transfer pricing process to assess operating segment performance.  Noninterest expenses for back-office operations support are allocated to segments based on estimated uses of those services.   As a result of Hurricane Katrina, during 2005 Trustmark increased its allowance for loan losses through an additional provision for loan losses of $9.8 million on a pretax basis.  During 2006 and 2007, Trustmark updated its estimates for probable losses resulting from Hurricane Katrina and released pretax provision for loan losses of $7.8 million and $642 thousand, respectively.  Management has determined that these adjustments, due to their unusual nature, should be included in the administration division.

The following table discloses financial information by reportable segment for the periods ended December 31, 2007, 2006 and 2005 ($ in thousands).  Prior periods have been conformed with the current period presentation.

	General Banking	Insurance	Wealth Mgt.	Admin.
	Division	Division	Division	Division	Total
For the year ended December 31, 2007
Net interest income (expense) from external customers	$294,373	$(3)	$4,947	$1,466	$300,783
Internal funding	(16,733)	-	(922)	17,655	-
Net interest income (expense)	277,640	(3)	4,025	19,121	300,783
Provision for loan losses	23,409	-	4	371	23,784
Net interest income (expense) after provision for loan losses	254,231	(3)	4,021	18,750	276,999
Noninterest income	101,173	35,574	26,433	(733)	162,447
Noninterest expense	196,466	24,285	19,848	35,850	276,449
Income (loss) before income taxes	158,938	11,286	10,606	(17,833)	162,997
	54,846	4,378	3,756	(8,578)	54,402
Segment net income (loss)	$104,092	$6,908	$6,850	$(9,255)	$108,595

Selected Financial Information
Average assets	$7,373,472	$21,670	$90,533	$1,360,162	$8,845,837
Depreciation and amortization	$21,369	$407	$383	$5,604	$27,763

For the year ended December 31, 2006
Net interest income (expense) from external customers	$278,083	$(8)	$4,552	$(2,056)	$280,571
Internal funding	(6,679)	-	(470)	7,149	-
Net interest income (expense)	271,404	(8)	4,082	5,093	280,571
Provision for loan losses	3,687	-	1	(9,626)	(5,938)
Net interest income (expense) after provision for loan losses	267,717	(8)	4,081	14,719	286,509
Noninterest income	94,876	34,279	23,696	2,277	155,128
Noninterest expense	185,617	23,384	18,888	32,591	260,480
Income (loss) before income taxes	176,976	10,887	8,889	(15,595)	181,157
Income taxes	61,129	4,224	3,241	(6,710)	61,884
Segment net income (loss)	$115,847	$6,663	$5,648	$(8,885)	$119,273

Selected Financial Information
Average assets	$6,801,864	$25,065	$88,695	$1,511,864	$8,427,488
Depreciation and amortization	$21,111	$392	$422	$4,764	$26,689

For the year ended December 31, 2005
Net interest income (expense) from external customers	$266,982	$(10)	$3,797	$5,672	$276,441
Internal funding	(18,005)	-	(211)	18,216	-
Net interest income (expense)	248,977	(10)	3,586	23,888	276,441
Provision for loan losses	7,815	-	72	11,654	19,541
Net interest income (expense) after provision for loan losses	241,162	(10)	3,514	12,234	256,900
Noninterest income	92,172	33,044	22,201	(4,310)	143,107
Noninterest expense	172,779	22,566	18,368	29,563	243,276
Income (loss) before income taxes	160,555	10,468	7,347	(21,639)	156,731
Income taxes	55,372	4,309	2,698	(8,599)	53,780
Segment net income (loss)	$105,183	$6,159	$4,649	$(13,040)	$102,951

Selected Financial Information
Average assets	$6,262,238	$22,234	$96,974	$1,825,037	$8,206,483
Depreciation and amortization	$19,437	$369	$524	$3,835	$24,165

Note 20 - Parent Company Only Financial Information
($ in thousands)

Condensed Balance Sheets

	December 31,
	2007	2006
Assets:
Investment in banks	$987,365	$961,864
Other assets	9,778	12,042
Total Assets	$997,143	$973,906

Liabilities and Shareholders' Equity:
Accrued expense	$403	$1,467
Borrowings	7,000	11,000
Junior subordinated debt securities	70,104	70,104
Shareholders' equity	919,636	891,335
Total Liabilities and Shareholders' Equity	$997,143	$973,906

Condensed Statements of Income

	Years Ended December 31,
	2007	2006	2005
Revenue:
Dividends received from banks	$96,228	$85,741	$87,766
Earnings of subsidiaries over distributions	15,922	34,238	14,860
Other income	326	1,862	1,346
Total Revenue	112,476	121,841	103,972
Expense:
Interest expense	444	628	268
Other expense	3,437	1,940	753
Total Expense	3,881	2,568	1,021
Net Income	$108,595	$119,273	$102,951

Condensed Statements of Cash Flows

	Years Ended December 31,
	2007	2006	2005
Operating Activities:
Net income	$108,595	$119,273	$102,951
Adjustments to reconcile net income to net cash provided by operating activities:
Increase in investment in subsidiaries	(15,922)	(34,238)	(14,860)
Other	(583)	1,043	864
Net cash provided by operating activities	92,090	86,078	88,955

Investing Activities:
Payment for investments in subsidiaries	-	(212,669)	-
Proceeds from maturities of securities available for sale	3,172	-	-
Proceeds from sales of securities available for sale	-	15,409	3,001
Purchases of securities available for sale	(7,167)	-	-
Proceeds from sale of other assets	3,550	-	-
Net cash (used in) provided by investing activities	(445)	(197,260)	3,001

Financing Activities:
Proceeds from line of credit	17,000	-	11,000
Repayments of line of credit	(21,000)	-	-
Proceeds from issuance of junior subordinated debt securities	-	70,104	-
Cash dividends	(51,472)	(48,634)	(45,758)
Common stock transactions, net	(38,410)	90,336	(58,412)
Net cash (used in) provided by financing activities	(93,882)	111,806	(93,170)
(Decrease) increase in cash and cash equivalents	(2,237)	624	(1,214)
Cash and cash equivalents at beginning of year	5,210	4,586	5,800
Cash and cash equivalents at end of year	$2,973	$5,210	$4,586

Trustmark (parent company only) paid income taxes of approximately $53.9 million in 2007, $56.1 million in 2006 and $55.2 million in 2005. Interest paid was $511 thousand during 2007, $523 thousand during 2006 and $268 thousand for 2005.

Selected Financial Data
($ in thousands except per share data)

Years Ended December 31,	2007	2006	2005	2004	2003
Consolidated Statements of Income
Total interest income	$543,143	$482,746	$415,697	$364,355	$359,388
Total interest expense	242,360	202,175	139,256	88,738	89,558
Net interest income	300,783	280,571	276,441	275,617	269,830
Provision for loan losses	23,784	(5,938)	19,541	(3,055)	9,771
Noninterest income	162,447	155,128	143,107	124,028	136,310
Noninterest expense	276,449	260,480	243,276	225,309	214,887
Income before income taxes	162,997	181,157	156,731	177,391	181,482
Income taxes	54,402	61,884	53,780	60,682	62,952
Net Income	$108,595	$119,273	$102,951	$116,709	$118,530

Per Share Data
Basic earnings per share	$1.88	$2.11	$1.82	$2.01	$2.01

Diluted earnings per share	$1.88	$2.09	$1.81	$2.00	$2.00

Cash dividends per share	$0.89	$0.85	$0.81	$0.77	$0.69

December 31,	2007	2006	2005	2004	2003
Consolidated Balance Sheets
Total assets	$8,966,802	$8,840,970	$8,389,750	$8,052,957	$7,914,321
Securities	717,441	1,050,515	1,295,784	1,655,621	2,051,563
Loans (including loans held for sale)	7,188,300	6,658,528	6,060,279	5,447,006	5,044,143
Deposits	6,869,272	6,976,164	6,282,814	5,450,093	5,089,459
Shareholders' equity	919,636	891,335	741,463	750,396	689,573

Summary of Quarterly Results of Operations
( unaudited)
($ in thousands except per share data)
2007	1st	2nd	3rd	4th
Interest income	$130,693	$134,469	$137,593	$140,388
Net interest income	71,942	73,832	75,086	79,923
Provision for loan losses	1,639	145	4,999	17,001
Income before income taxes	39,048	45,324	43,168	35,457
Net income	25,857	29,828	29,081	23,829
Earnings per share
Basic	0.44	0.52	0.51	0.42
Diluted	0.44	0.51	0.51	0.42

2006	1st	2nd	3rd	4th
Interest income	$110,633	$116,136	$125,197	$130,780
Net interest income	68,241	69,618	70,630	72,082
Provision for loan losses	(2,984)	(1,964)	(81)	(909)
Income before income taxes	44,403	47,213	44,954	44,587
Net income	29,319	30,774	29,761	29,419
Earnings per share
Basic	0.53	0.55	0.53	0.50
Diluted	0.52	0.55	0.52	0.50

Principal Markets and Prices of Trustmark's Stock

	Dividends	Stock Prices
	Per Share	High	Low
2007

4th Quarter	$0.23	$29.71	$23.10
3rd Quarter	0.22	30.15	24.13
2nd Quarter	0.22	28.76	25.04
1st Quarter	0.22	33.69	26.85

2006

4th Quarter	$0.22	$33.61	$30.84
3rd Quarter	0.21	32.78	28.31
2nd Quarter	0.21	32.25	29.34
1st Quarter	0.21	32.00	27.01

Trustmark's common stock is listed for trading on the NASDAQ stock market as stock symbol TRMK.

Stock Price Performance Graph

The information contained in the performance graph shall not be deemed to be “soliciting material” or to be “filed” with the SEC, nor shall this information be incorporated by reference into any future filing under the Securities Act of 1933 or the Exchange Act, except to the extent that Trustmark specifically incorporates it by reference into such filing.  The stock price performance on the following graph is not necessarily indicative of future stock price performance.

Comparison of Five-Year Cumulative Total Return for Trustmark, The NASDAQ Market Value Index and the Hemscott Industry Group 413

The following graph compares Trustmark’s annual percentage change in cumulative total return on common shares over the past five years with the cumulative total return of companies comprising the NASDAQ market value index and the Hemscott Industry Group 413.  The Hemscott Industry Group 413 is an industry index published by Hemscott, Inc., and consists of 51 bank holding companies located in the Southeastern United States.  This presentation assumes that $100 was invested in shares of the relevant issuers on December 31, 2002, and that dividends received were immediately invested in additional shares.  The graph plots the value of the initial $100 investment at one-year intervals for the fiscal years shown.

Company	2002	2003	2004	2005	2006	2007
Trustmark	100	126.24	137.53	125.15	153.14	122.64
Hemscott Industry Group 413	100	127.68	146.81	148.65	175.16	119.72
NASDAQ	100	150.36	163.00	166.58	183.68	201.91

Management's Discussion and Analysis

The following provides a narrative discussion and analysis of Trustmark Corporation’s (Trustmark) financial condition and results of operations.  This discussion should be read in conjunction with the consolidated financial statements and the supplemental financial data included elsewhere in this report.

Forward–Looking Statements

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

Company Overview

Business
Trustmark is a multi-bank holding company headquartered in Jackson, Mississippi, incorporated under the Mississippi Business Corporation Act on August 5, 1968.  Trustmark commenced doing business in November 1968.  Through its subsidiaries, Trustmark operates as a financial services organization providing banking and financial solutions through approximately 150 offices and 2,600 associates predominantly within the states of Florida, Mississippi, Tennessee and Texas.

Trustmark National Bank (TNB), Trustmark’s wholly-owned subsidiary, accounts for approximately 98% of the assets and revenues of Trustmark.  Initially chartered by the state of Mississippi in 1889, TNB is also headquartered in Jackson, Mississippi.  In addition to banking activities, TNB provides investment and insurance products and services to its customers through its wholly-owned subsidiaries, Trustmark Investment Advisors, Inc., The Bottrell Insurance Agency, Inc. (Bottrell), TRMK Risk Management, Inc., and Fisher-Brown, Incorporated (Fisher-Brown). TNB also owns all of the stock of Trustmark Securities, Inc., which became an inactive subsidiary during 2006.

Trustmark also engages in banking activities through its wholly-owned subsidiary, Somerville Bank & Trust Company (Somerville), headquartered in Somerville, Tennessee.  Somerville presently has five locations in Somerville, Hickory Withe and Rossville, Tennessee.  Trustmark also owns all of the stock of F. S. Corporation and First Building Corporation, both inactive nonbank Mississippi corporations.

In order to facilitate a private placement of trust preferred securities, Trustmark formed a Delaware trust affiliate, Trustmark Preferred Capital Trust I (Trustmark Trust).  Also, as a result of the acquisition of Republic Bancshares of Texas, Inc., Trustmark now owns Republic Bancshares Capital Trust I (Republic Trust), a Delaware trust affiliate.  As defined in applicable accounting standards, both Trustmark Trust and Republic Trust, wholly-owned subsidiaries of Trustmark, are considered variable interest entities for which Trustmark is not the primary beneficiary.  Accordingly, the accounts of both trusts are not included in Trustmark’s consolidated financial statements.

Financial Highlights
Net income for the year ended December 31, 2007, totaled $108.6 million compared with $119.3 million for 2006 and $103.0 million for 2005. For 2007, Trustmark’s basic earnings per share were $1.88 compared with $2.11 for 2006 and $1.82 for 2005. Diluted earnings per share were $1.88 for 2007 compared with $2.09 for 2006 and $1.81 for 2005.  Earnings during 2007 included an accrual for expenses due to the Visa antitrust litigation and correction of an error for an under accrual of interest income for prior years related to loan fees.  Collectively, these two items increased net income in 2007 by $1.1 million, or $0.02 per share.  In addition, during 2007 Trustmark also released allowance for loan losses and other reserves related to Hurricane Katrina totaling $1.0 million on a pretax basis which resulted in an increase in net income of $0.7 million, or $0.01 per share.  This is compared with an increase to net income of $5.7 million, or $0.10 per share, resulting from Katrina adjustments during 2006 and a decrease to net income of $10.1 million, or $0.18 per share, resulting from Katrina adjustments during 2005.

Management is presenting, in the accompanying table, adjustments to net income as reported in accordance with generally accepted accounting principles resulting from significant items occurring during the periods presented.  Management believes this information will help users compare Trustmark’s current results to those of prior periods as presented in the table below.

Non-GAAP Disclosures
($ in thousands except per share data)
	Years Ended December 31,
	2007		2006		2005
	Amount	Basic EPS	Amount	Basic EPS	Amount	Basic EPS

Net Income as reported-GAAP	$108,595	$1.882	$119,273	$2.106	$102,951	$1.819

Adjustments (net of taxes):
Correction of Accounting Error	(1,623)	(0.028)	-	-	-	-
Hurricane Katrina	(665)	(0.012)	(5,688)	(0.100)	10,083	0.178
Visa Litigation Contingency	494	0.009	-	-	-	-
Sale of Merchant Service Portfolio	-	-	-	-	(3,551)	(0.063)
	(1,794)	(0.031)	(5,688)	(0.100)	6,532	0.115

Net Income adjusted for specific items (Non-GAAP)	$106,801	$1.851	$113,585	$2.006	$109,483	$1.934

At December 31, 2007, Trustmark reported gross loans, including loans held for sale, of $7.188 billion, total assets of $8.967 billion, total deposits of $6.869 billion and shareholders’ equity of $919.6 million.  Trustmark’s financial performance for 2007 resulted in a return on average tangible shareholders’ equity of 19.17% and a return on average assets of 1.23%.  These compared with 2006 ratios of 20.78% for return on average tangible shareholders’ equity and 1.42% for return on average assets, while in 2005 the return on average tangible shareholders’ equity was 18.24%, and the return on average assets was 1.25%.

Business Combinations
On August 25, 2006, Trustmark completed its merger with Houston-based Republic Bancshares of Texas, Inc. (Republic), in a business combination accounted for by the purchase method of accounting.   Trustmark purchased all the outstanding common and preferred shares of Republic for approximately $205.3 million.  The purchase price includes approximately 3.3 million in common shares of Trustmark valued at $103.8 million, $100.0 million in cash and $1.5 million in acquisition-related costs. The purchase price allocations were finalized during 2007 and included adjustments related to various acquisition-related expenses and finalization of Republic’s short-period income tax return.  Trustmark’s financial statements include the results of operations for the Republic business combination from the merger date.  For more information on this business combination, please refer to Note 3 of the Notes to the Consolidated Financial Statements.

Banking Center Expansion Program
During 2007, Trustmark continued to make investments to support revenue growth and profitability as well as to reallocate resources to higher growth markets. During 2007, Trustmark opened a total of five additional banking centers in its Hattiesburg and Jackson, Mississippi; Houston, Texas; and Memphis, Tennessee, markets. During 2008, six additional banking centers are expected to open in the Florida Panhandle; Houston, Texas; Jackson, Mississippi; Memphis, Tennessee; and Mississippi Gulf Coast markets.  These actions reflect Management’s commitment to build long-term value for shareholders.

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

Trustmark’s allowance for probable loan loss methodology is based on guidance provided in SAB No. 102, “Selected Loan Loss Allowance Methodology and Documentation Issues," as well as on other regulatory guidance.  Accordingly, Trustmark’s methodology is based on historical loss experience by type of loan and internal risk ratings, homogeneous risk pools and specific loss allocations, with adjustments considering current economic events and conditions.  The provision for loan losses reflects loan quality trends, including the levels of and trends related to nonaccrual loans, past due loans, potential problem loans, criticized loans and net charge-offs or recoveries, among other factors, in compliance with the Interagency Policy Statement on the Allowance for Loan and Lease Losses published by the governmental regulating agencies for financial services companies.

Mortgage Servicing Rights
Trustmark recognizes as assets the rights to service mortgage loans for others, known as mortgage servicing rights (MSR).  Prior to Trustmark’s adoption of SFAS No. 156, MSR were capitalized based on the relative fair value of the servicing right and the mortgage loan on the date the mortgage loan is sold. As a result of Trustmark’s adoption of SFAS No. 156 on January 1, 2006, Trustmark carries MSR at fair value.  The fair value of MSR is determined using discounted cash flow techniques benchmarked against third-party opinions of value. Estimates of fair value involve several assumptions, including the key valuation assumptions about market expectations of future prepayment rates, interest rates and discount rates.  Prepayment rates are projected using an industry standard prepayment model. The model considers other key factors, such as a wide range of standard industry assumptions tied to specific portfolio characteristics such as remittance cycles, escrow payment requirements, geographic factors, foreclosure loss exposure, VA no-bid exposure, delinquency rates and cost of servicing, including base cost and cost to service delinquent mortgages. Prevailing market conditions at the time of analysis are factored into the accumulation of assumptions and determination of servicing value. Because the valuation is determined by using discounted cash flow models, the primary risk inherent in valuing the MSR is the impact of fluctuating interest rates on the estimated life of the servicing revenue stream.  The use of different estimates or assumptions could also produce different fair values.  Trustmark has reduced the impact of this interest rate volatility by utilizing a portfolio of derivative instruments such as interest rate futures contracts and exchange-traded option contracts to achieve a return that is intended to substantially offset the changes in the fair value of MSR attributable to interest rates.

Benefit Plans
Benefit plan assets, liabilities and pension costs are determined utilizing actuarially determined present value calculations.  The valuation of the benefit obligation and net periodic expense is considered critical, as it requires Management and its actuaries to make estimates regarding the amount and timing of expected cash outflows including assumptions about mortality, expected service periods, rate of compensation increases and the long-term return on plan assets.  Note 13 – Pension and Other Postretirement Benefits, included in the accompanying Notes to the Consolidated Financial Statements, provides further discussion on the accounting for Trustmark’s benefit plans (pension and supplemental retirement plan) and the estimates used in determining the actuarial present value of the benefit obligations and the net periodic benefit expense.

Fair Value Accounting Estimates
Generally accepted accounting principles require the use of fair values in determining the carrying values of certain assets and liabilities, as well as for specific disclosures.  The most significant include securities, derivative instruments, loans held for sale, mortgage servicing rights, identifiable intangible assets and net assets acquired in business combinations.  Certain of these assets do not have a readily available market to determine fair value and require an estimate based on specific parameters. When market prices are unavailable, Trustmark determines fair values utilizing parameters, which are constantly changing, including interest rates, duration, prepayment speeds and other specific conditions.  In most cases, these specific parameters require a significant amount of judgment by Management.

Contingent Liabilities
Trustmark estimates contingent liabilities based on Management's evaluation of the probability of outcomes and their ability to estimate the range of exposure.  As stated by SFAS No. 5, “Accounting for Contingencies,” a liability is contingent if the amount is not presently known but may become known in the future as a result of the occurrence of some uncertain future event.  Accounting standards require that a liability be recorded if Management determines that it is probable that a loss has occurred, and the loss can be reasonably estimated. In addition, it must be probable that the loss will be confirmed by some future event. As part of the estimation process, Management is required to make assumptions about matters that are, by their nature, highly uncertain. The assessment of contingent liabilities, including legal contingencies and income tax liabilities, involves the use of critical estimates, assumptions and judgments.  Management's estimates are based on their belief that future events will validate the current assumptions regarding the ultimate outcome of these exposures.  However, there can be no assurance that future events, such as court decisions or Internal Revenue Service positions, will not differ from Management's assessments.  Whenever practicable, Management consults with outside experts (attorneys, consultants, claims administrators, etc.) to assist with the gathering and evaluation of information related to contingent liabilities.

Results of Operations

Net Interest Income
Net interest income is the principal component of Trustmark’s income stream and represents the difference, or spread, between interest and fee income generated from earning assets and the interest expense paid on deposits and borrowed funds.  Fluctuations in interest rates, as well as volume and mix changes in earning assets and interest-bearing liabilities, can materially impact net interest income. The net interest margin (NIM) is computed by dividing fully taxable equivalent net interest income by average interest-earning assets and measures how effectively Trustmark utilizes its interest-earning assets in relationship to the interest cost of funding them.  The accompanying Yield/Rate Analysis Table shows the average balances for all assets and liabilities of Trustmark and the interest income or expense associated with earning assets and interest-bearing liabilities.  The yields and rates have been computed based upon interest income and expense adjusted to a fully taxable equivalent (FTE) basis using a 35% federal marginal tax rate for all periods shown.  Nonaccruing loans have been included in the average loan balances, and interest collected prior to these loans having been placed on nonaccrual has been included in interest income.  Loan fees included in interest associated with the average loan balances are immaterial.  As previously discussed, Trustmark acquired Republic Bancshares of Texas, Inc., during the third quarter of 2006.  Accordingly, the results of this acquisition have been included in Trustmark’s average balance sheets and results of operations since the merger date of August 25, 2006.

Net interest income-FTE for 2007 increased $17.1 million, or 5.9%, when compared with 2006.  Trustmark has achieved a richer mix of earning assets when compared to the previous year with growth in higher yielding loans being funded primarily by the maturities and calls of lower yielding investment securities.  In addition, the growth in core deposits has helped reduce Trustmark’s dependence on higher costing wholesale funding products while providing valuable liquidity for funding earning assets when 2007 is compared with 2006. The combination of these factors resulted in a six basis point increase in NIM to 3.92%, when 2007 is compared with 2006. During 2007, Trustmark corrected an accounting error that arose in prior periods in its consolidated statements of income resulting in a pretax benefit of $2.6 million. This error correction has been excluded from the accompanying Yield/Rate Analysis table in interest on loans for 2007.  Including this error correction in 2007, Trustmark’s yield on loans and earning assets was 7.38% and 7.05%, respectively, while the net interest margin was 3.96%.   For additional discussion, see Market/Interest Rate Risk Management included later in Management’s Discussion and Analysis.

Average interest-earning assets for 2007 were $7.840 billion, compared with $7.522 billion for 2006, an increase of $318.9 million. More importantly, the mix of average earning assets changed dramatically when comparing 2007 to 2006.  Average total loans during 2007 increased $596.2 million, or 9.5%, relative to 2006, while average investment securities decreased by $292.2 million, or 24.4%, during the same time period.  Management has continued to emphasize its intention to reposition, in an orderly manner, the investment securities portfolio to a size and nature that supports the primary objectives of neutralizing earnings volatility from the effect of interest rate cycles while providing liquidity to fund higher yielding loans or reduce Trustmark’s overall need for wholesale funding. Management intends to continue this strategic direction for the investment portfolio until an acceptable spread for these assets exists.  This change in product mix has resulted in an increase in interest income-FTE of $57.3 million, or 11.6%, when 2007 is compared with 2006.  This impact is illustrated by the yield on total earning assets increasing from 6.55% for 2006 to 7.02% for 2007, an increase of 47 basis points.

Average interest-bearing liabilities for 2007 totaled $6.357 billion compared with $6.072 billion for 2006, an increase of $284.3 million, or 4.7%.  During 2007, a major change in the mix of interest-bearing liabilities was also experienced.  This change is illustrated by an increase in average interest-bearing deposits of $471.6 million, or 9.3%, compared with a decrease of $278.6 million from wholesale funding sources such as federal funds purchased, securities sold under repurchase agreements and FHLB advances. In addition, growth in Trustmark’s average noninterest-bearing deposits of $38.0 million has also provided liquidity while helping to replace higher cost wholesale funding products. Management has made a concerted effort to promote funding from growth in core deposits, rather than other higher-cost funding sources, as a major component in improving the net interest margin and, ultimately, profitability. Growth in interest-bearing liabilities, coupled with an increase in the yield on these liabilities (48 basis points), has resulted in an increase in total interest expense for 2007 of $40.2 million, or 19.9%, when compared with 2006.

Net interest income-FTE for 2006 increased $4.7 million, or 1.6%, when compared with 2005.  Increases in the target fed funds rate of 300 basis points throughout 2005 and 2006 resulted in increased interest income-FTE and interest expense.  While interest expense on interest-bearing liabilities, primarily deposits, increased substantially, the increase in interest income on earning assets was sufficient to offset the additional interest expense.  The combination of these factors resulted in a NIM of 3.86%, a decrease of two basis points when 2006 is compared with 2005.

Average interest-earning assets for 2006 were $7.522 billion, compared with $7.372 billion for 2005, an increase of $149.7 million. Although showing only a minimal increase, the mix of average earning assets has changed dramatically when comparing 2006 to 2005.  Average total loans during 2006 increased $510.6 million, or 8.8%, relative to 2005 while average securities decreased by $355.5 million, or 22.9%, during the same time period.  Trustmark has utilized the liquidity created by maturing securities and core deposits to fund growth in higher yielding loans.  This change in product mix combined with a rising interest rate environment has resulted in an increase in interest income-FTE of $67.6 million, or 15.9%, when 2006 is compared with 2005.  This impact is illustrated by the yield on total earning assets increasing from 5.77% for the year ended December 31, 2005, to 6.55% for 2006, an increase of 78 basis points.

Average interest-bearing liabilities for 2006 totaled $6.072 billion compared with $6.063 billion for 2005, an increase of $9.9 million, or 0.2%.  Trustmark’s ability to attract core deposits has also resulted in a major change in the mix of interest-bearing liabilities.  This change is illustrated by the increase in average interest-bearing deposits of $706.3 million, or 16.3%, compared with a decrease of $724.9 million from wholesale funding sources. Management considers this repositioning in the components of interest-bearing liabilities as a major reason for the improvement in the net interest margin seen during 2006.  The rising interest rate environment also impacted yields on interest-bearing liabilities during 2006, which resulted in an increase in total interest expense of $62.9 million, or 45.2%, when compared with 2005.

Yield/Rate Analysis Table
($ in thousands)

	Years Ended December 31,
	2007			2006			2005

	Average		Yield/	Average		Yield/	Average		Yield/
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate
Assets
Interest-earning assets:
Federal funds sold and securities purchased under reverse repurchase agreements	$40,850	$2,147	5.26%	$26,004	$1,327	5.10%	$31,399	$994	3.17%
Securities available for sale:
Taxable	573,940	22,367	3.90%	846,718	31,565	3.73%	1,211,230	44,592	3.68%
Nontaxable	50,763	3,539	6.97%	57,720	4,028	6.98%	62,970	4,545	7.22%
Securities held to maturity:
Taxable	195,468	9,417	4.82%	200,501	10,010	4.99%	188,133	9,639	5.12%
Nontaxable	86,030	6,404	7.44%	93,439	7,007	7.50%	91,592	6,924	7.56%
Loans (including loans held for sale) (*)	6,893,402	506,159	7.34%	6,297,161	438,817	6.97%	5,786,560	358,458	6.19%
Total interest-earning assets	7,840,453	550,033	7.02%	7,521,543	492,754	6.55%	7,371,884	425,152	5.77%
Cash and due from banks	287,113			327,320			336,238
Other assets	790,636			653,549			566,756
Allowance for loan losses	(72,365)			(74,924)			(68,395)
Total Assets	$8,845,837			$8,427,488			$8,206,483

Liabilities and Shareholders' Equity
Interest-bearing liabilities:
Interest-bearing demand deposits	$1,186,683	39,217	3.30%	$1,003,649	26,875	2.68%	$1,088,107	15,275	1.40%
Savings deposits	1,708,378	38,977	2.28%	1,677,921	31,037	1.85%	1,262,059	10,692	0.85%
Time deposits	2,625,327	122,181	4.65%	2,367,263	95,928	4.05%	1,992,358	55,993	2.81%
Federal funds purchased and securities sold under repurchase agreements	447,438	20,224	4.52%	471,386	20,228	4.29%	668,389	19,138	2.86%
Short-term borrowings	269,102	13,723	5.10%	520,942	25,965	4.98%	892,570	32,656	3.66%
Long-term FHLB advances	-	-	-	2,825	104	3.68%	159,103	5,502	3.46%
Subordinated notes	49,692	2,894	5.82%	2,586	138	5.34%	-	-	-
Junior subordinated debt securities	70,104	5,144	7.34%	25,895	1,900	7.34%	-	-	-
Total interest-bearing liabilities	6,356,724	242,360	3.81%	6,072,467	202,175	3.33%	6,062,586	139,256	2.30%
Noninterest-bearing demand deposits	1,455,494			1,417,470			1,310,597
Other liabilities	130,244			136,674			90,353
Shareholders' equity	903,375			800,877			742,947
Total Liabilities and Shareholders' Equity	$8,845,837			$8,427,488			$8,206,483

Net Interest Margin		307,673	3.92%		290,579	3.86%		285,896	3.88%

Correction of accounting error		2,628			-			-
Less tax equivalent adjustments:
Investments		3,480			3,862			4,014
Loans		6,038			6,146			5,441
Net Interest Margin per Annual Report		$300,783			$280,571			$276,441

* - Interest on Loans includes Other Interest Income

Provision for Loan Losses
The provision for loan losses is determined by Management as the amount necessary to adjust the allowance for loan losses to a level, which, in Management’s best estimate, is necessary to absorb probable losses within the existing loan portfolio.  The provision for loan losses reflects loan quality trends, including the levels of and trends related to nonaccrual loans, past due loans, potential problem loans, criticized loans, net charge-offs or recoveries and growth in the loan portfolio among other factors.  Accordingly, the amount of the provision reflects both the necessary increases in the allowance for loan losses related to newly identified criticized loans, as well as the actions taken related to other loans including, among other things, any necessary increases or decreases in required allowances for specific loans or loan pools.  The provision for loan losses during 2007 totaled $23.8 million compared with a benefit of $5.9 million during 2006 and an expense of $19.5 million during 2005.

Trustmark’s provision for loan losses for 2007 was impacted by an increase of $28.8 million in nonperforming loans when compared with December 31, 2006, which is primarily due to weakening of homebuilder credit quality in Trustmark’s Florida Panhandle market.  The provision for loan losses, excluding Katrina, was an expense of $23.1 million in 2007, $1.7 million in 2006 and $9.7 million in 2005.

While Trustmark is not a sub-prime lender, it is not immune to the credit and market conditions facing the financial services industry.  Also, as mentioned above, Trustmark has experienced a weakening in its residential real estate portfolio, specifically in the Florida Panhandle market.  As a result of these conditions, net charge-offs totaled $16.0 million in 2007, as compared to $4.0 million in 2006 and $7.6 million in 2005.  Net charge-offs related to Katrina in all periods presented were not material.  Net charge-offs represented 0.23% of average loans for 2007, compared with 0.06% in 2006 and 0.13% in 2005.

See the section captioned “Loans and Allowance for Loan Losses” elsewhere in this discussion for further analysis of the provision for loan losses, which includes the table of nonperforming assets.

Noninterest Income
($ in thousands)
	2007		2006		2005
	Amount	% Change	Amount	% Change	Amount	% Change
Service charges on deposit accounts	$54,179	1.8%	$53,212	4.3%	$51,019	-9.3%
Insurance commissions	35,286	4.2%	33,871	2.6%	33,006	85.4%
Wealth management	25,755	11.1%	23,183	7.4%	21,579	6.2%
General banking-other	24,876	8.8%	22,867	9.8%	20,835	12.8%
Mortgage banking, net	12,024	19.9%	10,030	71.6%	5,845	-31.8%
Other, net	10,215	1.7%	10,043	-30.6%	14,467	100.0%
Total Noninterest Income before securities gains (losses), net	162,335	6.0%	153,206	4.4%	146,751	14.1%
Securities gains (losses), net	112	n/m	1,922	n/m	(3,644)	n/m
Total Noninterest Income	$162,447	4.7%	$155,128	8.4%	$143,107	15.4%

n/m - not meaningful

Noninterest Income
Trustmark’s noninterest income continues to show consistent growth and plays an important role in improving net income and total shareholder value.  Total noninterest income before securities gains (losses), net for 2007 increased $9.1 million, or 6.0%, compared to 2006, while total noninterest income before securities gains (losses), net for 2006 increased $6.5 million, or 4.4%, compared to 2005.  As mentioned in the other income, net discussion below, during 2005, Trustmark sold its merchant service portfolio for a gain of $5.75 million.  Excluding the sale of Trustmark’s merchant service portfolio, Trustmark’s noninterest income before securities gains (losses), net for 2006 increased 8.7% when compared to 2005.  The comparative components of noninterest income for the years ended December 31, 2007, 2006 and 2005, are shown in the accompanying table.

The single largest component of noninterest income continues to be service charges for deposit products and services, which increased $1.0 million, or 1.8%, during 2007 and $2.2 million, or 4.3%, during 2006.  Service charges on deposit accounts declined by $1.2 million in 2007 and $1.8 million in 2006 due to the migration of accounts without fees, while NSF fees increased by $2.1 million during 2007 and $4.1 million during 2006 due to increased rates and usage. Revenues from service charges during both 2007 and 2006 were negatively impacted by the increased usage of accounts that do not charge a monthly fee and increased usage of electronic transactions.  However, these factors have been more than offset by revenues generated by an increase in fees charged on NSF items and changes to Trustmark’s overdraft policies during both 2007 and 2006.

Insurance commissions were $35.3 million during 2007, compared with $33.9 million in 2006 and $33.0 million in 2005.  The growth of $1.4 million, or 4.2%, during 2007 results from increased premium rates caused by Katrina, additional reserves attributable to growth in premium volume and a corresponding decrease in insurance claims, as well as new relationships.  The increase in insurance commissions during 2006, which grew by $0.9 million, or 2.6%, is attributable to an increase in rates along the Gulf Coast and the Florida Panhandle as well as growth in new accounts.

Wealth management income totaled $25.8 million for 2007, compared with $23.2 million in 2006 and $21.6 million in 2005.  Wealth management consists of income related to investment management, trust and brokerage services.  The growth in wealth management income during 2007 is largely attributed to an increase in trust and investment management fee income resulting from new account growth. In addition, revenues from brokerage services have increased due to solid production and the addition of new investment representatives.  At December 31, 2007 and 2006, Trustmark held assets under management and administration of $7.3 billion and $7.0 billion, respectively, and brokerage assets of $1.3 billion and $1.2 billion, respectively. During 2006, the increase in wealth management income can also be attributed to an increase in trust and management fee income from new account growth as well as an increased presence of wealth management teams in Florida; Houston, Texas; and Memphis, Tennessee; and the creation of the Wealth Management Center in Jackson, Mississippi.

General banking-other totaled $24.9 million during 2007, compared with $22.9 million in 2006 and $20.8 million in 2005. General banking-other income consists primarily of fees on various bank products and services as well as bankcard fees and safe deposit box fees. General banking fees and commissions increased by $1.6 million in 2007 as a result of growth in transaction-based fee revenue.  The major component of bankcard fees involves interchange income earned on electronic transactions related to debit cards and ATMs.  In 2007, these card fees increased by $0.5 million compared to an increase of $1.0 million in 2006.  These increased revenues can be attributed primarily to continued strong growth in the usage of Trustmark’s debit and credit cards.

The following table illustrates the components of mortgage banking revenues included in noninterest income in the accompanying income statements:

Mortgage Banking Income
($ in thousands)
	2007		2006		2005
	Amount	% Change	Amount	% Change	Amount	% Change
Mortgage servicing income, net	$14,184	7.1%	$13,248	6.7%	$12,411	-0.5%
Change in fair value-MSR from market changes	(9,466)	n/m	3,122	n/m	-	n/m
Change in fair value-MSR from runoff	(9,343)	5.2%	(9,858)	n/m	-	n/m
Change in fair value of derivatives	10,644	n/m	(2,298)	n/m	-	n/m
Gain on sales of loans	5,659	2.8%	5,505	352.0%	1,218	-71.6%
Amortization of MSR	-	n/m	-	n/m	(10,465)	11.5%
Recovery of MSR impairment	-	n/m	-	n/m	2,043	-26.8%
Other, net	346	11.3%	311	-51.3%	638	-25.3%
Mortgage banking, net	$12,024	19.9%	$10,030	71.6%	$5,845	-31.8%

n/m - not meaningful

Net revenues from mortgage banking were $12.0 million during 2007, compared with $10.0 million in 2006 and $5.8 million in 2005. As shown in the accompanying table, net mortgage banking income has increased $2.0 million, or 19.9%, when 2007 is compared with 2006, and $4.2 million, or 71.6%, when 2006 is compared with 2005.

Mortgage servicing income, net increased to $14.2 million for 2007, compared to $13.2 million in 2006 and $12.4 million in 2005.  This increase of $0.9 million, or 7.1%, coincides with growth in the balance of the mortgage servicing portfolio.  Loans serviced for others totaled $4.6 billion at December 31, 2007, compared with $4.1 billion at December 31, 2006, and $3.7 billion at December 31, 2005.

During 2006, Trustmark began utilizing derivative instruments such as Treasury note futures contracts and exchange-traded option contracts to offset changes in the fair value of mortgage servicing rights (MSR) attributable to changes in interest rates. The purpose of utilizing derivative instruments was to offset changes in the fair value of MSR, which caused significant fluctuations in mortgage banking income in prior periods because of the recognition or recovery of MSR impairment.  Changes in the fair value of these derivative instruments are recorded in mortgage banking income and are offset by the changes in the fair value of MSR, as shown in the accompanying table. MSR fair values represent the effect of present value decay and the effect of changes in interest rates.  Ineffectiveness of hedging MSR fair value is measured by comparing total hedge cost to the fair value of the MSR asset attributable to interest rate changes.  During 2007, the impact of implementing this strategy resulted in a net positive ineffectiveness of $1.2 million compared with net negative ineffectiveness of $0.2 million during 2006.  Changes in the fair value of MSR from present value decay, also referred to as “runoff,” reduced total mortgage banking income by $9.3 million and $9.9 million for 2007 and 2006, respectively.

Prior to January 1, 2006, Trustmark’s purchased servicing rights were capitalized at cost.  For loans originated and sold where the servicing rights had been retained, Trustmark allocated the cost of the loans and servicing rights based on their relative fair values.  MSR were amortized over the estimated period of the related net servicing income.  MSR were evaluated quarterly for impairment and recorded as a valuation allowance.  Impairment occurred when the estimated fair value of the MSR fell below its carrying value.

Representing a significant component of mortgage banking income are gains on the sales of loans, which equaled $5.7 million in 2007 compared with $5.5 million in 2006 and $1.2 million in 2005.  The 2007 growth in the gain on sales of loans coincides with an increase in loan sales from secondary marketing activities of approximately $64.0 million when 2007 is compared with 2006.  The 2006 increase is due to the volume of loans sold in which Trustmark retained the servicing rights as well as Katrina accruals of $0.9 million released in 2006. The impact of Katrina resulted in losses on sales of loans of $0.8 million, which further reduced the gain on the sales of loans for 2005.

Other income, net was $10.2 million in 2007, compared with $10.0 million in 2006 and $14.5 million in 2005.  The primary component of other income is fees related to services provided to non-retail corporate customers.  These fees totaled $6.0 million in 2007, $5.7 million in 2006 and $3.8 million in 2005. These increases are the direct results of an increase in the number of clients utilizing services such as cash management and sweep accounts.  The reduction in other income, net during 2006 resulted primarily from Trustmark’s sale of its existing payment processing portfolio to NOVA Information Systems for a pretax gain of $5.75 million during 2005.

Securities gains totaled $112 thousand during 2007 compared with $1.9 million during 2006. The securities gains for 2006 came primarily from a voluntary redemption of an investment in one of the family of Performance mutual funds that was originally funded by Trustmark.

Noninterest Expense
($ in thousands)
	2007		2006		2005
	Amount	% Change	Amount	% Change	Amount	% Change
Salaries and employee benefits	$170,722	6.9%	$159,690	6.6%	$149,817	12.8%
Services and fees	37,259	1.6%	36,659	7.8%	34,003	-3.5%
Net occupancy-premises	18,517	8.2%	17,120	12.0%	15,280	1.7%
Equipment expense	16,039	7.7%	14,899	-1.9%	15,180	1.2%
Other expense	33,912	5.6%	32,112	10.7%	28,996	6.4%
Total Noninterest Expense	$276,449	6.1%	$260,480	7.1%	$243,276	8.0%

Noninterest Expense
Trustmark’s noninterest expense for 2007 increased $16.0 million, or 6.1%, compared to 2006, while total noninterest expense for 2006 increased $17.2 million, or 7.1%, compared to 2005.  Excluding the impact of the business combination with Republic, the adjusted 2007 increase in noninterest expense was $8.0 million, or 3.1%, while the adjusted 2006 increase was $11.5 million, or 4.7%.  The comparative components of noninterest expense for 2007, 2006 and 2005 are shown in the accompanying table.

Management considers expense control a key area of focus in the support of improving shareholder value.  As such, Trustmark initiated an enhanced and proactive expense management process during the first quarter of 2007 that has significantly reduced noninterest expense by approximately $6.6 million.  The success of this initiative is due in part to technology enhancements, vendor and contract management programs and human capital management.  Trustmark remains committed to identifying reengineering and efficiency opportunities designed to enhance shareholder value.

Salaries and employee benefits, the largest category of noninterest expense, were $170.7 million in 2007, $159.7 million in 2006 and $149.8 million in 2005.  Included in the 2007 increase of $11.0 million are approximately $8.0 million in salaries and benefits resulting from the Republic business combination.  Adjusted for Republic, salaries and benefits increased $3.0 million, or 1.9%, which reflects general merit increases, the higher cost of performance-based incentive costs and additional costs associated with Trustmark’s medical insurance plan.  Also in 2007, Trustmark began a human capital management initiative in order to reduce salaries and employee benefits.  Trustmark achieved 87% of its target reduction, and as a result, decreased salaries by $3.6 million.  This can also be seen in the reduction in FTE employees from 2,707 at December 31, 2006, to 2,612 at December 31, 2007.

Services and fees for 2007 increased $0.6 million, or 1.6%, when compared with 2006, while an increase of $2.7 million, or 7.8%, occurred when 2006 is compared with 2005. As part of the reengineering process mentioned above, Trustmark completed the implementation of remote branch capture during 2007 for its Florida, Texas and Memphis, Tennessee, locations.  As a result, transportation costs have been significantly reduced as air transportation has been eliminated from the check clearing process.  Also during 2007, Trustmark completed technology upgrades which have allowed for the exchange of fully imaged cash letters with the Federal Reserve and other upstream correspondent banks, thus reducing overall check clearing costs while improving funds availability.  These cost savings were offset by additional expenses associated with the initial implementation of technology enhancements as a result of Trustmark’s initiative to proactively manage noninterest expense.  During 2006, while expanding its brand into new markets, Trustmark increased its advertising costs by $1.4 million, or 37.5%, in addition to increasing costs related to communication, technology and services by $1.2 million, or 4.1%.

The combined growth in net occupancy-premises expense and equipment expense for 2007 was $2.5 million, or 7.9%, compared with an increase of $1.6 million, or 5.1%, in 2006.  Growth in these expense categories can be attributed to Trustmark’s continued investment in expanding its market base.  This can be seen by the opening of five new banking centers during 2007 and seven new banking centers during 2006.  These new banking centers are the primary reason for the increase seen in both years, which resulted primarily from growth in rental expense, advalorem and personal property taxes, depreciation and data processing expenses.  Trustmark’s plans call for the opening of six new banking centers during 2008.

During 2007, other expenses increased $1.8 million, or 5.6%, while in 2006 other expenses increased $3.1 million, or 10.7%.  The growth in other expenses during 2007 can be attributed to an accrual for expenses due to the Visa antitrust litigation as well as additional intangible amortization related to the Republic business combination and increased operational expenses resulting from the growth in Trustmark’s loan portfolio.  During the fourth quarter of 2007, Trustmark accrued $800 thousand for the Visa litigation contingency relating to the VISA USA Inc. antitrust lawsuit settlement with American Express, as well as other pending Visa litigation (reflecting Trustmark’s share as a Visa member). This expense is expected to be offset in the future by a gain that would be recognized upon Visa’s completion of its initial public offering. The 2006 increase in other expenses can be attributed to various line items including amortization of intangibles from the Republic business combination of $0.9 million, an operational loss of $1.0 million and an increase in general other expenses of $1.2 million.

Income Taxes
For the year ended December 31, 2007, Trustmark’s combined effective tax rate was 33.4% compared to 34.2% in 2006 and 34.3% in 2005.  The decrease in Trustmark’s effective tax rate was primarily due to the finalization of Trustmark's 2006 consolidated income tax returns which derived from the utilization of tax credits available to employers operating in the Hurricane Katrina Gulf Opportunity Zone.

Segment Information

Results of Segment Operations
Trustmark’s operations are managed along three operating segments: general banking division, insurance division and the wealth management division.   The administration segment incorporates Trustmark’s treasury function with various nonallocated corporate operation business units.  A description of each segment and the methodologies used to measure financial performance is described in Note 19 – Segment Information in the accompanying Notes to the Consolidated Financial Statements included elsewhere in this report.  Consolidated net income for 2007, 2006 and 2005 includes the impact of Katrina. Net income (loss) by operating segment is presented below ($ in thousands):

	2007	2006	2005
General Banking	$104,092	$115,847	$105,183
Insurance	6,908	6,663	6,159
Wealth Management	6,850	5,648	4,649
Administration	(9,255)	(8,885)	(13,040)
Consolidated Net Income	$108,595	$119,273	$102,951

General Banking
The general banking division is responsible for all traditional banking products and services including a full range of commercial and consumer banking services such as checking accounts, savings programs, overdraft facilities, commercial, installment and real estate loans, home equity loans and lines of credit, drive-in and night deposit services and safe deposit facilities offered through over 150 offices in Florida, Mississippi, Tennessee and Texas.

Net income for the general banking division decreased by $11.8 million during 2007, or 10.2%, compared with 2006.  The 2007 decrease primarily resulted from an increase in the provision for loan losses of $19.7 million and an increase in noninterest expense of $10.8 million, offset by increases of net interest income and noninterest income of $6.2 million and $6.3 million, respectively. The 2007 provision for loan losses in the general banking division was impacted by an increase in nonperforming loans resulting from a weakening of home builder credit quality in Trustmark’s Florida Panhandle market. Noninterest income grew by $6.3 million, or 6.6%, in 2007 and is primarily attributable to an increase in NSF fees, credit card settlement and interchange fees and the mortgage banking hedge.  The growth in noninterest expense in 2007 totaled $10.8 million, or 5.8%, and resulted from branch expansion and increases in general expenses including salaries and benefits.  Adjusted for the Republic business combination, the increase in noninterest expenses for 2007 would have been $2.6 million, or 1.5%.

During 2006, net income for the general banking division increased by $10.7 million, or 10.1%, compared with 2005, primarily resulting from an increase in net interest income of $22.4 million, a reduction in the provision for loan losses of $4.1 million offset by additional noninterest expenses of $12.8 million.  The general banking division’s provision for loan losses represented net charge-offs for 2006 and 2005 and totaled $3.7 million and $7.8 million, respectively.  The growth in noninterest expense totaled $12.8 million, or 7.4%, in 2006.    The increase in noninterest expenses for 2006 adjusted for the Republic business combination was $7.1 million, or 4.1%, and can be attributed to growth in general expenses, primarily salaries and benefits as well as net occupancy and equipment expenses.

Insurance
Trustmark’s insurance division includes two wholly-owned subsidiaries of TNB: Bottrell and Fisher-Brown.  Through Bottrell and Fisher-Brown, Trustmark provides a full range of retail insurance products, including commercial risk management products, bonding, group benefits and personal lines coverages.

Net income increased $245 thousand, or 3.7%, in 2007, compared to $0.5 million, or 8.2%, in 2006. The growth for 2007 is related to increased premium rates caused by Katrina, additional reserves attributable to growth in premium volume and a corresponding decrease in insurance claims, as well as new relationships.

Wealth Management
Trustmark’s wealth management division has been strategically organized to serve our customers as a financial partner providing reliable guidance and sound, practical advice for accumulating, preserving and transferring wealth.  Several wholly-owned subsidiaries of TNB are included in Wealth Management.  Trustmark Investment Advisors, Inc., is a registered investment adviser that provides investment management services to individual and institutional accounts as well as The Performance Fund Family of Mutual Funds.  TRMK Risk Management, Inc., acts as an agent to provide life, long-term care and disability insurance services for wealth management clients.

Net income growth within the wealth management division for 2007 was $1.2 million, or 21.3%, compared to $1.0 million, or 21.5%, in 2006.  Wealth management revenues are primarily fee generated.  In 2007 and 2006, total noninterest income grew by $2.7 million, or 11.6%, and $1.5 million, or 6.7%, respectively.  In 2007, net interest income decreased by approximately $60 thousand, while it increased by $0.5 million in 2006.  These fluctuations in net interest income are the direct result of changes in the internal crediting rates for funding deposit accounts within the wealth management division.

Administration
Trustmark’s administration division includes all other activities that are not directly attributable to one of the major lines of business.  The administration division consists of internal operations such as Human Resources, Executive Administration, Treasury (Funds Management), Sponsorships/Donations and Corporate Finance.  Business units include Treasury Administration, Controller’s Division, Public Affairs, Employee Relations, Employee Benefits, HR Information Systems, Compensation, Payroll and Non-Allocated Administration.  Included in the Non-Allocated administration unit are expenses related to mergers, hurricane relief, mark-to-market adjustments on loans and deposits, general incentives, stock options and amortization of core deposits.  These business units are support-based in nature and are largely responsible for general overhead expenditures that are not allocated to the other segments.

Net loss for the administration division totaled $9.3 million in 2007, $8.9 million in 2006 and $13.0 million in 2005. The 2007 increase in administration net loss results from several factors.  In 2007, net interest income totaled $19.1 million, representing an increase of $14.0 million, resulting from a significant increase in internal funding brought on by a change in internal funding rates. This increase in internal funding was offset by a significant rise in the provision for loan losses of $10.0 million, which is attributable to significant Katrina recoveries in 2006.  The change in segment loss during 2006 can be attributed primarily to a reduction in net interest income of $18.8 million.  This decrease was caused by a specific runoff of approximately $252.1 million in securities, as well as a change in internal funding rates for deposit funding sources. However, an improvement in revenues from noninterest income, a reduction in the provision for loan losses and the recovery of mortgage-related charges related to Katrina more than offset the decrease in net interest income.

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

The primary sources of liquidity on the asset side of the balance sheet are maturities and cash flows from loans and securities, as well as the ability to sell certain loans and securities. Liquidity on the liability side of the balance sheet is generated primarily through growth in core deposits. To provide additional liquidity, Trustmark utilizes economical short-term wholesale funding arrangements for federal funds purchased and securities sold under repurchase agreements in both regional and national markets. At December 31, 2007, Trustmark estimated gross fed funds borrowing capacity at $1.616 billion, compared to $1.505 billion at December 31, 2006. In addition, Trustmark maintains a borrowing relationship with the FHLB, which provided $375.0 million in short-term advances at December 31, 2007, compared with $202.5 million at December 31, 2006.  These advances are collateralized by a blanket lien on Trustmark’s single-family, multi-family, home equity and commercial mortgage loans.  Under the existing borrowing agreement, Trustmark has $928.6 million available in unused FHLB advances.  Another borrowing source is the Federal Reserve Discount Window (Discount Window).  At December 31, 2007, Trustmark had approximately $712.5 million available in collateral capacity at the Discount Window from pledges of auto loans and securities, compared with $586.4 million available at December 31, 2006.  In September 2006, Trustmark renewed a two-year revolving line of credit facility in the amount of $50.0 million. At December 31, 2007, Trustmark had $7.0 million outstanding on this line of credit.

During 2006, TNB issued $50.0 million aggregate principal amount of Subordinated Notes (the Notes) due December 15, 2016. At December 31, 2007, the carrying amount of the Notes was $49.7 million.  The Notes were sold pursuant to the terms of regulations issued by the Office of the Comptroller of the Currency (OCC) and in reliance upon an exemption provided by the Securities Act of 1933, as amended.  The Notes are unsecured and subordinate and junior in right of payment to TNB’s obligations to its depositors, its obligations under bankers’ acceptances and letters of credit, its obligations to any Federal Reserve Bank or the FDIC and its obligations to its other creditors, and to any rights acquired by the FDIC as a result of loans made by the FDIC to TNB.  The Notes, which are not redeemable prior to maturity, qualify as Tier 2 capital for both TNB and Trustmark. Proceeds from the sale of the Notes were used for general corporate purposes.

Also during 2006, Trustmark completed a private placement of $60.0 million of trust preferred securities through a newly formed Delaware trust affiliate, Trustmark Preferred Capital Trust I, (the Trust).  The trust preferred securities mature September 30, 2036, and are redeemable at Trustmark’s option beginning after five years.  Under applicable regulatory guidelines, these trust preferred securities qualify as Tier 1 capital.  The proceeds from the sale of the trust preferred securities were used by the Trust to purchase $61.856 million in aggregate principal amount of Trustmark’s junior subordinated debentures.  The net proceeds to Trustmark from the sale of the junior subordinated debentures to the Trust were used to assist in financing Trustmark’s merger with Republic.

Another funding mechanism set into place during 2006 was Trustmark’s grant of a Class B banking license from the Cayman Islands Monetary Authority.  Subsequently, Trustmark established a branch in the Cayman Islands through an agent bank.  The branch was established as a mechanism to attract dollar-denominated foreign deposits (i.e. Eurodollars) as an additional source of funding.  At December 31, 2007, Trustmark had no Eurodollar deposits outstanding.

Trustmark also has available its “shelf” registration statement filed on Form S-3 with the Securities and Exchange Commission (SEC) as another possible source of liquidity.  Under this shelf process, Trustmark may, from time to time, offer any combination of securities described in the prospectus in one or more offerings up to a total amount of $200.0 million.  The securities described in the prospectus include common and preferred stock, depositary shares, debt securities, junior subordinated debt securities and trust preferred securities.  Net proceeds from the sales of the offered securities may be used to redeem or repurchase outstanding securities, repay outstanding debt, finance acquisitions of companies and other assets and provide working capital.

The Board of Directors currently has the authority to issue up to 20 million preferred shares with no par value.  The ability to issue preferred shares in the future will provide Trustmark with additional financial and management flexibility for general corporate and acquisition purposes.  At December 31, 2007, no such shares have been issued.

Liquidity position and strategy are reviewed regularly by the Asset/Liability Committee and continuously adjusted in relationship to Trustmark’s overall strategy.  Management believes that Trustmark has sufficient liquidity and capital resources to meet presently known cash flow requirements arising from ongoing business transactions.

Capital Resources

At December 31, 2007, Trustmark’s shareholders’ equity was $919.6 million, an increase of $28.3 million, or 3.2%, from its level at December 31, 2006.  During 2007, net income increased shareholders’ equity by $108.6 million, which was partially offset by shares repurchased at a cost of $38.9 million and dividends paid of $51.5 million.  Trustmark utilizes a sophisticated capital model in order to provide Management with a monthly tool for analyzing changes in its strategic capital ratios.  This allows Management to hold sufficient capital to provide for growth opportunities and protect the balance sheet against sudden adverse market conditions, while maintaining an attractive return on equity to shareholders.

Common Stock Repurchase Program
At December 31, 2007, Trustmark had remaining authorization for the repurchase of up to 1.4 million shares of its common stock.  Collectively, the capital management plans adopted by Trustmark since 1998 have authorized the repurchase of 24.3 million shares of common stock.  Pursuant to these plans, Trustmark has repurchased approximately 22.7 million shares for $518.1 million, including 1.4 million shares during 2007.

Dividends
Dividends for the year ended December 31, 2007, were $0.89 per share, an increase of 4.7%, when compared with dividends of $0.85 per share for the prior year.  During October 2007, Trustmark’s Board of Directors announced a 4.55% increase in its regular quarterly dividend to $0.23 per share from $0.22 per share.  The Board declared the dividend payable on December 15, 2007, to shareholders of record as of December 1, 2007.  This action raises the indicated annual dividend rate to $0.92 per share from $0.88 per share and marks the 25th consecutive increase in Trustmark’s annual dividend.

Regulatory Capital
Trustmark and TNB are subject to minimum capital requirements, which are administered by various federal regulatory agencies.  These capital requirements, as defined by federal guidelines, involve quantitative and qualitative measures of assets, liabilities and certain off-balance sheet instruments.  Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the financial statements of both Trustmark and TNB.  Trustmark aims not only to exceed the minimum capital standards but also the well-capitalized guidelines for regulatory capital.  Management believes, as of December 31, 2007, that Trustmark and TNB have exceeded all of the minimum capital standards for the parent company and its primary banking subsidiary as established by regulatory requirements.  At December 31, 2007, Management also believes that TNB has met applicable regulatory guidelines to be categorized as well-capitalized.  To be categorized in this manner, TNB must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the accompanying table. There are no significant conditions or events that have occurred since December 31, 2007, which Management believes have affected TNB’s present classification.

In addition, during 2006, Trustmark enhanced its capital structure with the issuance of trust preferred securities and Subordinated Notes.  For regulatory capital purposes, the trust preferred securities qualify as Tier 1 capital, while the Subordinated Notes qualify as Tier 2 capital.  The addition of these capital instruments provided Trustmark a cost effective manner in which to manage shareholders’ equity and enhance financial flexibility.

Regulatory Capital Table
($ in thousands)

	Actual Regulatory Capital		Minimum Regulatory Capital Required		Minimum Regulatory Provision to be Well-Capitalized
At December 31, 2007:	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital (to Risk Weighted Assets)
Trustmark Corporation	$805,649	10.93%	$589,509	8.00%	n/a	n/a
Trustmark National Bank	781,725	10.75%	581,482	8.00%	$726,852	10.00%
Tier 1 Capital (to Risk Weighted Assets)
Trustmark Corporation	$676,089	9.17%	$294,755	4.00%	n/a	n/a
Trustmark National Bank	658,059	9.05%	290,741	4.00%	$436,111	6.00%
Tier 1 Capital (to Average Assets)
Trustmark Corporation	$676,089	7.86%	$257,950	3.00%	n/a	n/a
Trustmark National Bank	658,059	7.79%	253,425	3.00%	$422,375	5.00%

At December 31, 2006:
Total Capital (to Risk Weighted Assets)
Trustmark Corporation	$771,477	11.40%	$541,412	8.00%	n/a	n/a
Trustmark National Bank	750,745	11.26%	534,331	8.00%	$667,914	10.00%
Tier 1 Capital (to Risk Weighted Assets)
Trustmark Corporation	$649,702	9.60%	$270,706	4.00%	n/a	n/a
Trustmark National Bank	634,694	9.52%	267,165	4.00%	$400,748	6.00%
Tier 1 Capital (to Average Assets)
Trustmark Corporation	$649,702	7.65%	$254,856	3.00%	n/a	n/a
Trustmark National Bank	634,694	7.60%	250,872	3.00%	$418,120	5.00%

Earning Assets

Earning assets serve as the primary revenue streams for Trustmark and are comprised of securities, loans, federal funds sold and securities purchased under resale agreements. At December 31, 2007, earning assets were $7.924 billion, or 88.4% of total assets, compared with $7.736 billion, or 87.5% of total assets, at December 31, 2006, an increase of $187.4 million, or 2.4%.

Securities
Over the past few years, as a result of diminishing opportunities in the bond market, Management has continually deemphasized the use of investment securities as a major contributor to net interest income.  Instead, Trustmark has maintained investment balances for the use of collateral for public deposit relationships and as a tool to manage the effect of interest rate changes on the net interest margin.  As Management continues its strategy of exiting certain assets and reducing balances of funding sources, it will also constantly reevaluate its collateral needs and interest rate risk profile before reinvestment of securities occur.  Net proceeds from sales and maturities of securities have been used to reduce balances of higher-cost funding sources and as a funding source for loan growth.  During 2007, Trustmark continued to deemphasize the holding of investment securities, as seen in the decrease in the overall balance of $333.1 million, or 31.7%, when compared to December 31, 2006.

Management uses the securities portfolio as a tool to control exposure to interest rate risk.  Interest rate risk can be adjusted by altering both the duration of the portfolio and the balance of the portfolio.  Trustmark has maintained a strategy of offsetting potential exposure to higher interest rates by keeping both the duration and the balances of investment securities at relatively low levels.  The estimated duration of the portfolio was 1.77 years at December 31, 2007, as compared to 1.97 years at December 31, 2006.

Available for sale (AFS) securities are carried at their estimated fair value with unrealized gains or losses recognized, net of taxes, in accumulated other comprehensive loss, a separate component of shareholders’ equity.  At December 31, 2007, AFS securities totaled $442.3 million, which represented 61.7% of the securities portfolio, compared to $758.3 million, or 72.2%, at December 31, 2006.  At December 31, 2007, net unrealized losses on AFS securities of $1.2 million, net of $0.4 million of deferred income taxes, were included in accumulated other comprehensive loss, compared with net unrealized losses of $11.4 million, net of $4.4 million in deferred income taxes, at December 31, 2006.  At December 31, 2007, AFS securities consisted of U.S. Treasury securities, obligations of states and political subdivisions, mortgage related securities and corporate securities.

Held to maturity (HTM) securities are carried at amortized cost and represent those securities that Trustmark both intends and has the ability to hold to maturity.  At December 31, 2007, HTM securities totaled $275.1 million and represented 38.3% of the total portfolio, compared with $292.2 million, or 27.8%, at the end of 2006.

Management continues to focus on asset quality as one of the strategic goals of the securities portfolio, which is evidenced by the investment of approximately 79% of the portfolio in obligations of the U.S. Treasury and other U.S. Government agencies, as well as other AAA-rated securities.  All of the securities in the portfolio are considered to be investment grade or better.

Loans and Allowance for Loan Losses
Loans and loans held for sale represented 90.7% of earning assets at December 31, 2007, compared with 86.1% at December 31, 2006.  Average loans (including loans held for sale) were $6.893 billion for 2007, an increase of $596.2 million, or 9.5%, when compared with 2006.  During 2007, commercial and consumer loan growth was well-diversified, while the disciplined reduction in Trustmark’s home mortgage loan portfolio continued.  From a geographic perspective, loan growth for 2007 was most pronounced in Trustmark’s Houston, Texas; Jackson, Mississippi, and South Mississippi markets.  Trustmark’s successful expansion into higher growth markets is reflected in its loan portfolio.  At the end of 2007, Trustmark’s Houston, Texas, Florida Panhandle and Memphis, Tennessee, loan portfolios represented 11%, 10% and 7% of total loans, respectively.

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

The allowance for loan losses is established through provisions for estimated loan losses charged against net income.  The allowance reflects Management’s best estimate of the probable loan losses related to specifically identified loans, as well as probable incurred loan losses in the remaining loan portfolio and requires considerable judgement.  The allowance is based upon Management’s current judgments and the credit quality of the loan portfolio, including all internal and external factors that impact loan collectibility.  SFAS No. 5, “Accounting for Contingencies” and SFAS No. 114, “Accounting by Creditors for Impairment of a Loan” limit the amount of the loss allowance to the estimate of losses that have been incurred at the balance sheet reporting date.  Accordingly, the allowance is based upon past events and current economic conditions.

Trustmark’s allowance has been developed using different factors to estimate losses based upon specific evaluation of identified individual loans considered impaired, estimated identified losses on various pools of loans and/or groups of risk rated loans with common risk characteristics and other external and internal factors of estimated probable losses based on other facts and circumstances.

Trustmark’s allowance for probable loan loss methodology is based on guidance provided in SEC Staff Accounting Bulletin No. 102, “Selected Loan Loss Allowance Methodology and Documentation Issues,” as well as other regulatory guidance.  The level of Trustmark’s allowance reflects Management’s continuing evaluation of industry concentrations, specific credit risks, loan loss experience, current loan portfolio growth, present economic, political and regulatory conditions and unidentified losses inherent in the current loan portfolio.  This evaluation takes into account other qualitative factors including recent acquisitions; national, regional and local economic trends and conditions; changes in credit concentration; changes in levels and trends of delinquencies and nonperforming loans; changes in levels and trends of net charge-offs; and changes in interest rates and collateral, financial and underwriting exceptions. Based on recommendations from regulatory authorities, Trustmark modified its methodology regarding industry concentrations for commercial loans.  This modification, which occurred during the third quarter of 2007, lowered specific industry reserves by $3.5 million, which were offset by increases in other quantitative and qualitative reserves for commercial loans.  This increase was warranted by current economic conditions.  Based upon current economic conditions, Management believes that the allowance for loan losses adequately provides for probable losses in its loan portfolio at December 31, 2007.

The allowance for loan losses consists of three elements: (i) specific valuation allowances determined in accordance with SFAS No. 114, based on probable losses on specific loans; (ii) portfolio based valuation allowances determined in accordance with SFAS No. 5, based on historical loan loss experience for similar loans with similar characteristics and trends; and (iii) qualitative risk valuation allowances determined in accordance with SFAS No. 5, based on general economic conditions and other qualitative risk factors, both internal and external, to Trustmark.

Following Katrina, Trustmark identified customers specifically impacted by the storm in an effort to estimate the loss of collateral value and customer payment abilities. In accordance with SFAS No. 5, Trustmark determined, through reasonable estimates, that specific losses were probable and initially increased its allowance for loan losses by $9.8 million, on a pretax basis, during the third quarter of 2005.  Trustmark continually reevaluates its estimates for probable losses resulting from Katrina.  As a result, Trustmark released allowance for loan losses on a pretax basis of $7.8 million during 2006 and $0.6 million during 2007.  At December 31, 2007, the allowance for loan losses included specific Katrina accruals totaling $594 thousand.  Management’s estimates, assumptions and judgments are based on information available as of the date of the consolidated financial statements; accordingly, as the information changes, actual results could differ from those estimates.

At December 31, 2007, the allowance for loan losses was $79.9 million compared with $72.1 million at December 31, 2006, an increase of $7.8 million, primarily resulting from an increase in nonperforming loans of $28.8 million during 2007.  Trustmark has not experienced any abnormal credit deterioration, excluding the Florida Panhandle where, after a decade of growth, the economy has declined as a result of the overbuilding of residential real estate.  Management is actively engaged in the resolution of credit issues in the Florida Panhandle.  Total allowance coverage of nonperforming loans was 122.5%, compared to 198.1% at December 31, 2006.  Trustmark’s allocation of its allowance for loan losses represents 1.48% of commercial loans and 0.59% of consumer and home mortgage loans, resulting in an allowance to total loans of 1.13% at December 31, 2007.

Net charge-offs for 2007 totaled $16.0 million, or 0.23% of average loans, compared to $4.0 million, or 0.06% in 2006, and $7.6 million, or 0.13% in 2005. The increase in net charge-offs experienced during the year can be directly attributed to the growth in nonperforming assets experienced during 2007.   Trustmark’s loan policy dictates the guidelines to be followed in determining when a loan is charged-off.  Commercial purpose loans are charged-off when a determination is made that the loan is uncollectible and continuance as a bankable asset is not warranted. Consumer loans secured by residential real estate are generally charged-off or written down when the credit becomes severely delinquent and the balance exceeds the fair value of the property less costs to sell. Non-real estate consumer purpose loans, including both secured and unsecured, are generally charged-off in full no later than when the loan becomes 120 days past due.  Credit card loans are generally charged-off in full when the loan becomes 180 days past due.

The details of Trustmark’s nonperforming assets at December 31, 2007, and December 31, 2006, are shown in the accompanying table.

Nonperforming Assets
($ in thousands)
	December 31,
	2007	2006
Nonaccrual and restructured loans	$65,173	$36,399
Other real estate (ORE)	8,348	2,509
Total nonperforming assets	$73,521	$38,908

Nonperforming assets/total loans (including loans held for sale) and ORE	1.02%	0.58%

Accruing loans past due 90 days or more	$4,853	$2,957
Serviced GNMA loans eligible for repurchase	11,847	8,510
Total loans past due 90 days or more	$16,700	$11,467

Other Earning Assets
Federal funds sold and securities purchased under reverse repurchase agreements were $18.0 million at December 31, 2007, a decrease of $9.3 million when compared with December 31, 2006.  Trustmark utilizes these products as a short-term investment alternative whenever it has excess liquidity.

Deposits and Other Interest-Bearing Liabilities

Trustmark’s deposit base is its primary source of funding and consists of core deposits from the communities served by Trustmark.  Deposits include interest-bearing and noninterest-bearing demand accounts, savings, money market, certificates of deposit and individual retirement accounts. Total deposits were $6.869 billion at December 31, 2007, compared with $6.976 billion at December 31, 2006, a decrease of $106.9 million, or 1.5%.  This decrease is comprised of a decline in noninterest-bearing deposits of $97.6 million and a decrease in interest-bearing deposits of $9.3 million.  The majority of the decline in noninterest-bearing deposits can be attributed to commercial DDA balances, which are more prone to fluctuations, yielding wide variations in balances.  Although Trustmark has experienced a decrease in interest-bearing deposits, the decrease is primarily related to high cost brokered CDs, which decreased $134.2 million during 2007.  Trustmark currently has no brokered CDs.  Trustmark has also intentionally decreased higher cost MMDA balances as well as reduced rates on other higher yielding deposit products, such as commercial MMDA in favor of less expensive core deposit products.

Trustmark’s commitment to increasing its presence in higher-growth markets is illustrated by its strategic initiative to build additional banking centers within its four-state banking franchise.  During 2007, Trustmark opened five new banking centers in Hattiesburg, Houston, Jackson and Memphis. Management anticipates opening six additional banking centers during 2008, which will benefit Trustmark’s continued focus on increasing core deposit relationships.

Trustmark uses short-term borrowings to fund growth of earning assets in excess of deposit growth.  Short-term borrowings consist of federal funds purchased, securities sold under repurchase agreements, short-term FHLB advances and the treasury tax and loan note option account.  Short-term borrowings totaled $935.1 million at December 31, 2007, an increase of $193.6 million, compared with $741.5 million at December 31, 2006.  Trustmark had $70.1 million in junior subordinated debentures and $49.7 million in subordinated notes outstanding at December 31, 2007. For further information on the issuance of the debentures and notes, see Note 11 in the Notes to Consolidated Financial Statements.  On a consolidated basis, total borrowings have increased $193.6 million when compared to December 31, 2006, as Trustmark focused on replacing higher yielding deposits with lower cost sources of funding.

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

During 2007, Trustmark accrued $800 thousand in connection with its obligation to indemnify Visa USA for costs and liabilities incurred in connection with certain litigation based on Trustmark’s proportionate membership interest in Visa USA. Visa USA is currently undergoing a restructuring and initial public offering that is expected to occur in 2008. In connection with this restructuring and initial public offering, Visa USA members are expected to receive shares in Visa, Inc., in exchange for their membership interest. While Trustmark expects these events to occur, there can be no assurance that the restructuring and initial public offering of Visa, Inc., will be successful. Therefore, additional accruals may be required in future periods should Trustmark’s estimate of its obligations under the indemnification agreement change.

Benefit Plans

Pension Plan
As disclosed in Note 13 – Pension and Other Postretirement Benefits of the accompanying Notes to the Consolidated Financial Statements, Trustmark maintains a noncontributory defined pension plan, which covers substantially all associates with more than one year of service.  The plan provides benefits that are based on the length of credited service and final average compensation.

At December 31, 2007, the fair value of plan assets totaled $79.4 million and was exceeded by the plan projected benefit obligation of $84.9 million by $5.5 million.   Net periodic benefit cost equaled $2.5 million in 2007 compared to $3.7 million in 2006 and $2.9 million in 2005.  Effective January 1, 2007, the Board of Directors adopted amendments which decreased retirement benefits under the plan to ensure the plan will continue to provide meaningful benefits for associates, while maintaining a consistent and affordable trend in the plan’s cost.

The fair value of plan assets is determined utilizing current market quotes, while the benefit obligation and periodic benefit costs are determined utilizing actuarial methodology with certain weighted-average assumptions.  The discount rate for the pension plan is determined using the Moody’s Aa corporate bond rate plus 0.25%, generally not to increase or decrease more than 0.50% from the prior year.   These assumptions, which have been individually chosen to represent the estimate of a particular event as required by generally accepted accounting principles, have been reviewed and approved by Management based on recommendations from its actuaries.

No contributions were required during 2007.  In 2008, Trustmark’s minimum required contribution is expected to be zero; however, Management and the Board of Directors will monitor the plan throughout 2008 and determine any funding requirements by the plan’s measurement date of December 31st.  Trustmark’s measurement date for 2005 had been October 31st.

Supplemental Retirement Plan
As disclosed in Note 13 – Pension and Other Postretirement Benefits of the accompanying Notes to the Consolidated Financial Statements, Trustmark also maintains a nonqualified supplemental retirement plan covering directors who elect to defer fees, key executive officers and senior officers.  The plan provides for defined death benefits and/or retirement benefits based on a participant’s covered salary.  Trustmark has acquired life insurance contracts on the participants covered under the plan, which are anticipated to fund future payments under the plan.

At December 31, 2007, the accrued benefit obligation equaled $34.5 million, while the net periodic benefit cost equaled $3.3 million in 2007, $3.5 million in 2006 and $3.3 million in 2005.  The net periodic benefit cost and projected benefit obligation are determined using actuarial assumptions as of the plan’s measurement date, December 31st. The discount rate for the supplemental retirement plan is determined using the Moody’s Aa corporate bond rate plus 0.25%, not to increase or decrease more than 0.50% from the prior year.  At December 31, 2007, these unrecognized actuarial losses and unrecognized prior service costs continue to be amortized over future service periods.

Off-Balance Sheet Arrangements

Trustmark makes commitments to extend credit and issues standby and commercial letters of credit in the normal course of business in order to fulfill the financing needs of its customers.  These loan commitments and letters of credit are off-balance sheet arrangements.

Commitments to extend credit are agreements to lend money to customers pursuant to certain specified conditions.  Commitments generally have fixed expiration dates or other termination clauses.  Because many of these commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.  Trustmark applies the same credit policies and standards as it does in the lending process when making these commitments.  The collateral obtained is based upon the assessed creditworthiness of the borrower.  At both December 31, 2007 and 2006, Trustmark had commitments to extend credit of $1.9 billion.

Standby and commercial letters of credit are conditional commitments issued by Trustmark to ensure the performance of a customer to a first party.  When issuing letters of credit, Trustmark uses essentially the same policies regarding credit risk and collateral which are followed in the lending process.  At December 31, 2007 and 2006, Trustmark’s maximum exposure to credit loss in the event of nonperformance by the other party for letters of credit was $170.7 million and $138.0 million, respectively.  These amounts consist primarily of commitments with maturities of less than three years. Trustmark holds collateral to support certain letters of credit when deemed necessary.

Asset/Liability Management

Overview
Market risk reflects the potential risk of loss arising from adverse changes in interest rates and market prices. Trustmark has risk management policies to monitor and limit exposure to market risk.  Trustmark’s primary market risk is interest rate risk created by core banking activities.  Interest rate risk is the potential variability of the income generated by Trustmark’s financial products or services, or the value of same, which results from changes in various market interest rates.  Market rate changes may take the form of absolute shifts, variances in the relationships between different rates and changes in the shape or slope of the interest rate term structure.

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

Financial simulation models are the primary tools used by Trustmark’s Asset/Liability Committee to measure interest rate exposure.  Using a wide range of sophisticated simulation techniques provides Management with extensive information on the potential impact to net interest income caused by changes in interest rates.  Models are structured to simulate cash flows and accrual characteristics of Trustmark’s balance sheet.  Assumptions are made about the direction and volatility of interest rates, the slope of the yield curve and the changing composition of Trustmark’s balance sheet resulting from both strategic plans and customer behavior.  In addition, the model incorporates Management’s assumptions and expectations regarding such factors as loan and deposit growth, pricing, prepayment speeds and spreads between interest rates.

Based on the results of the simulation models using static balances at December 31, 2007, it is estimated that net interest income may increase 2.4% in a one-year, shocked, up 200 basis point rate shift scenario, compared to a base case, flat rate scenario for the same time period. At December 31, 2006, the results of the simulation models using static balances indicated that net interest income would increase 2.7% in the same one-year, shocked, up 200 basis point shift scenario.  In the event of a 100 basis point decrease in interest rates using static balances at December 31, 2007, it is estimated net interest income may decrease by 1.7%, while a 200 basis point decline in interest rates would yield an estimated decrease in net interest income of 5.0%. Once again, changes are very minimal when compared to forecasts at December 31, 2006, as seen by estimates of a 2.3% decrease in net interest income in a 100 basis point decrease in interest rates and 6.4% decrease in net interest income in a 200 basis point decline in interest rates.  These minor changes in forecasted net interest income for both December 31, 2006 and 2007, illustrate Management’s strategy to mitigate Trustmark’s exposure to cyclical increases in rates by maintaining a neutral position in its interest rate risk position.  Management cannot provide any assurance about the actual effect of changes in interest rates on net interest income.  The estimates provided do not include the effects of possible strategic changes in the balances of various assets and liabilities throughout 2008 or additional actions Trustmark could undertake in response to changes in interest rates. Management will continue to prudently manage the balance sheet in an effort to control interest rate risk and maintain profitability over the long term.

Another component of interest rate risk management is measuring the economic value-at-risk for a given change in market interest rates. The economic value-at-risk may indicate risks associated with longer term balance sheet items that may not affect net interest income at risk over shorter time periods. Trustmark also uses computer-modeling techniques to determine the present value of all asset and liability cash flows (both on- and off-balance sheet), adjusted for prepayment expectations, using a market discount rate. The net change in the present value of the asset and liability cash flows in the different market rate environments is the amount of economic value at risk from those rate movements which is referred to as net portfolio value. As of December 31, 2007, the economic value of equity at risk for an instantaneous up 200 basis point shift in rates produced a decline in net portfolio value of 3.7%, while an instantaneous 200 basis point decrease in interest rates produced an increase in net portfolio value of 0.6%.  In comparison, the models indicated a net portfolio value decrease of 3.3% as of December 31, 2006, had interest rates moved up instantaneously 200 basis points, and a decrease of 0.9%, had an instantaneous 200 basis points decrease in interest rates occurred.

Derivatives
Trustmark uses financial derivatives for management of interest rate risk.  The Asset/Liability Committee, in its oversight role for the management of interest rate risk, approves the use of derivatives in balance sheet hedging strategies.  The most common derivatives employed by Trustmark are interest rate lock commitments, forward contracts, both futures contracts and options on futures contracts, interest rate swaps, interest rate caps and interest rate floors.

As part of Trustmark’s risk management strategy in the mortgage banking area, various derivative instruments such as interest rate lock commitments and forward sales contracts are utilized. Rate lock commitments are residential mortgage loan commitments with customers, which guarantee a specified interest rate for a specified period of time.  Trustmark’s obligations under forward contracts consist of commitments to deliver mortgage loans, originated and/or purchased, in the secondary market at a future date.  These derivative instruments are designated as fair value hedges for certain of these transactions that qualify as fair value hedges under SFAS No. 133.  Trustmark’s off-balance sheet obligations under these derivative instruments totaled $211.3 million at December 31, 2007, with a valuation adjustment of negative $686 thousand, compared to $167.8 million, with a valuation adjustment of $19 thousand as of December 31, 2006.

During 2006, a strategy was implemented that utilized a portfolio of derivative instruments, such as Treasury note futures contracts and exchange-traded option contracts, to achieve a fair value return that would substantially offset the changes in fair value of MSR attributable to interest rates. These transactions are considered freestanding derivatives that do not otherwise qualify for hedge accounting.  Changes in the fair value of these derivative instruments are recorded in noninterest income in mortgage banking, net and are offset by the changes in the fair value of MSR.  MSR fair values represent the effect of present value decay and the effect of changes in interest rates.  Ineffectiveness of hedging MSR fair value is measured by comparing total hedge cost to the fair value of the MSR attributable to market changes.  During 2007, the impact of implementing this strategy resulted in a net positive ineffectiveness of $1.2 million compared with a net negative ineffectiveness from hedging of $0.2 million during 2006.

Interest rate swaps are derivative instruments under which two parties agree to make interest payments on a notional principal amount.  In a generic swap, one party pays a fixed interest rate and receives a floating interest rate, while the other party receives a fixed interest rate and pays a floating interest rate.  During 2006, Trustmark’s remaining interest rate swaps matured.  These swaps, which had been designated as fair value hedges, were originally initiated during 2003 to mitigate the effects of further changes in the fair value of specific, noncallable, nonprepayable, fixed rate advances from the FHLB by agreeing to pay a floating interest rate tied to LIBOR.

Trustmark has utilized an interest rate risk strategy that included caps and floors.  The intent of utilizing these derivative instruments was to reduce the risk associated with the effects of significant movements in interest rates.  Caps and floors, which are not designated as hedging instruments, are options linked to a notional principal amount and an underlying indexed interest rate.  Exposure to loss on these options will increase or decrease as interest rates fluctuate.  Trustmark’s interest rate cap contracts matured in 2006. Trustmark did not hold any interest rate floor contracts during the years presented.

Recent Pronouncements

Accounting Standards Adopted in 2007
For additional information on accounting standards adopted by Trustmark during 2007, please refer to Recent Pronouncements contained in Note 1 – Significant Accounting Policies.

New Accounting Standards
Other new pronouncements issued but not effective until after December 31, 2007, are not expected to have a significant effect on Trustmark’s balance sheets or results of operations, with the possible exception of the following:

In December 2007, the FASB issued SFAS No. 141R, “Business Combinations.”  SFAS No. 141R will significantly change the accounting for business combinations.  Under SFAS No. 141R, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions.  The statement will also require all acquisition-related costs to be expensed as they are incurred.  SFAS No. 141R is required to be applied to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, with earlier adoption being prohibited.

In November 2007, the SEC issued SAB No. 109 (SAB 109), “Written Loan Commitments Recorded at Fair Value Through Earnings.” SAB 109 rescinds SAB 105’s prohibition on inclusion of expected net future cash flows related to loan servicing activities in the fair value measurement of a written loan commitment. SAB 109 also applies to any loan commitments for which fair value accounting is elected under SFAS No. 159. SAB 109 is effective prospectively for derivative loan commitments issued or modified in fiscal quarters beginning after December 15, 2007.  SAB 109 is not expected to have a material impact on Trustmark’s balance sheets or results of operations.

In June 2007, the Emerging Issues Task Force (EITF) reached a consensus on Issue No. 06-11, “Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards.”  EITF 06-11 states that an entity should recognize a realized tax benefit associated with dividends on nonvested equity shares, nonvested equity share units and outstanding equity share options charged to retained earnings as an increase in additional paid in capital.  EITF 06-11 should be applied prospectively to income tax benefits of dividends on equity-classified share-based payment awards that are declared in fiscal years beginning after December 15, 2007.  EITF 06-11 is not expected to have a material impact on Trustmark’s balance sheets or results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.”  SFAS No. 159 allows entities the option to measure eligible financial instruments at fair value as of specified dates. Such election, which may be applied on an instrument-by-instrument basis, is typically irrevocable once elected. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007, and early application is allowed under certain circumstances. Management elected not to apply the fair value option to any of its assets or liabilities at January 1, 2008.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. Provisions of SFAS No. 157 must be applied prospectively as of the beginning of the first fiscal year in which the accounting standard is applied.  The adoption of SFAS No. 157 did not have a material impact on Trustmark’s balance sheets or results of operations.